Form 20-F
period 2018-12-31
Opera Ltd
filed 2019-04-17
CIK 1737450

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2018.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report

Commission file number: 001-38588

Opera Limited

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

Gjerdrums vei 19, 0484 Oslo, Norway

(Address of principal executive offices)

Mr. Yahui Zhou, Chief Executive Officer

c/o Aaron McParlan, General Counsel

Gjerdrums vei 19, 0484 Oslo, Norway

Tel: +47 2369-2400

E-mail: legal@opera.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing two ordinary shares, par value US$0.0001 per share	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

218,661,519 ordinary shares, par value US$0.0001 per share, as of December 31, 2018

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No    ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes   ☒   No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes  ☒   No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards † provided pursuant to Section 13(a) of the Exchange Act.   ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP   ☐    International Financial Reporting Standards as issued by the International Accounting Standards Board  ☒  Other  ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    Yes  ☐    No  ☐

CONVENTIONS THAT APPLY TO THIS ANNUAL REPORT ON FORM 20-F

Unless otherwise indicated and except where the context otherwise requires:

●

“active user” refers to a user, calculated based on device identification, that has accessed one of our mobile browsers, PC browsers or other applications at least once during a given period. A unique user that is active in more than one of the applications on our platform is counted as more than one active user;

●	“ADSs” refer to American depositary shares, each of which represents two ordinary shares;

●	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, Taiwan and the special administrative regions of Hong Kong and Macau;

●	“MAUs” or “monthly active users” refers to the number of active users during each month within a given period, unless otherwise indicated;

●	“shares” or “ordinary shares” refers to our ordinary shares, par value US$0.0001 per share;

●	“South Asia” comprises the four distinct markets of India, Pakistan, Bangladesh and Sri Lanka;

●	“Southeast Asia” comprises the six distinct markets of Indonesia, Vietnam, Thailand, the Philippines, Malaysia and Myanmar;

●	“US$,” “U.S. Dollars,” “$” and “dollars” refer to the legal currency of the United States; and

●

“we,” “us,” “our company,” “the Group,” “our group,” “our” or “Opera” refers to Opera Limited†, an exempt company incorporated under the laws of the Cayman Islands with limited liability that is the holding company of our group.

† On June 25, 2018, Opera Limited became our holding company by way of an exchange of equity interests in which the existing members of Kunhoo Software LLC exchanged their interests in Kunhoo Software LLC for ordinary shares having substantially the same rights in Opera Limited. At such time, the historical consolidated financial statements of Kunhoo Software LLC became those of Opera Limited. For convenience, we refer herein to such historical consolidated financial statements as being those of Opera Limited. Unless stated otherwise, all share and per share information for periods prior to June 25, 2018 reflect the capitalization of Opera Limited.

All discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

FORWARD LOOKING STATEMENTS

This annual report contains forward-looking statements that involve risks and uncertainties. All statements other than statements of current or historical facts are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors, including those listed under “Item 3. Key Information—D. Risk Factors,” that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

In some cases, you can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements about:

●	our goals and strategies;

●	our expected development and launch, and market acceptance, of our products and services;

●	our future business development, financial condition and results of operations;

●	the expected growth in, and market size of, the global internet industry;

●	expected changes in our revenues, costs or expenditures;

●	our expectations regarding demand for and market acceptance of our brand, platforms and services;

●	our expectations regarding growth in our user base and level of engagement;

●	our ability to attract, retain and monetize users;

●	our ability to continue to develop new technologies and/or upgrade our existing technologies;

●	growth of and trends of competition in our industry;

●	government policies and regulations relating to our industry; and

●	general economic and business conditions in the markets we have businesses.

You should read this annual report and the documents that we refer to in this annual report with the understanding that our actual future results may be materially different from and worse than what we expect. Other sections of this annual report include additional factors which could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements.

You should not rely upon forward-looking statements as predictions of future events. The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. Except as required by law, we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

This annual report also contains statistical data and estimates that we obtained from industry publications and reports generated by government or third-party providers of market intelligence. Although we have not independently verified the data, we believe that the publications and reports are reliable. However, the statistical data and estimates in these publications and reports are based on a number of assumptions and if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. In addition, due to the rapidly evolving nature of the online content consumption and e-commerce industries, projections or estimates about our business and financial prospects involve significant risks and uncertainties.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

The following summary historical consolidated statements of operations data for the period from January 1, 2016 to November 3, 2016 (the “Predecessor”) and from the inception of Opera Limited (as successor-in-interest to Kunhoo Software LLC) on July 26, 2016 to December 31, 2016 and for the years ended December 31, 2017 and 2018, and summary consolidated statements of financial position data as of December 31, 2016, 2017 and 2018 (the “Successor”), have been derived from our audited consolidated financial statements. The consolidated financial statements are prepared and presented in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, or IFRS.

The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and the related notes and the “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. Our historical results are not necessarily indicative of results expected for future periods.

 Summary Consolidated Statement of Operations

	2016			2017	2018
	Predecessor for the period from January 1, 2016 to November 3, 2016	Successor Group since inception on July 26, 2016 to December 31, 2016	Unaudited pro forma consolidated Group for the year ended December 31, 2016 (1)	Successor Group for the year ended December 31, 2017	Successor Group for the year ended December 31, 2018 (3)

		(US$ in thousands, except per share and ADS amounts)

Revenue	88,518	18,767	107,285	128,893	172,276
Other income	—	—	—	5,460	—

Operating expenses:
Cost of revenue	(638)	(469)	(1,107)	(1,303)	(13,316)
Personnel expenses including share-based remuneration	(35,493)	(5,972)	(41,465)	(44,315)	(40,968)
Depreciation and amortization	(9,586)	(3,082)	(16,712)	(16,604)	(12,694)
Other expenses	(42,486)	(19,032)	(55,418)	(58,652)	(59,997)
Restructuring costs	(3,911)	—	(3,911)	(3,240)	—
Total operating expenses	(92,113)	(28,555)	(118,613)	(124,114)	(126,975)
Operating profit (loss)	(3,595)	(9,788)	(11,328)	10,239	45,301

Share of net income (loss) of associates and joint ventures	(2,664)	(237)	(2,901)	(1,670)	(3,248)

Net finance income (expense):
Finance income	—	37	37	1,054	1,637
Finance expense	(1,378)	(24)	(1,402)	(238)	(1,695)

	2016			2017	2018
	Predecessor for the period from January 1, 2016 to November 3, 2016	Successor Group since inception on July 26, 2016 to December 31, 2016	Unaudited pro forma consolidated Group for the year ended December 31, 2016 (1)	Successor Group for the year ended December 31, 2017	Successor Group for the year ended December 31, 2018 (3)
		(US$ in thousands, except per share and ADS amounts)
Net foreign exchange gain (loss)	(1,212)	212	(1,000)	(1,881)	(354)
Net finance income (expense)	(2,590)	225	(2,365)	(1,065)	(412)
Net income (loss) before income taxes	(8,849)	(9,800)	(16,594)	7,504	41,641
Income tax (expense) benefit	743	2,096	3,850	(1,440)	(6,481)
Net income (loss)	(8,106)	(7,704)	(12,744)	6,064	35,160

Basic and diluted income (loss) per share
Basic, US$	(0.043)	(0.040)	(0.067)	0.032	0.174
Diluted, US$	(0.043)	(0.040)	(0.067)	0.031	0.168

Basic and diluted income (loss) per ADS
Basic, US$	(0.085)	(0.081)	(0.134)	0.064	0.347
Diluted, US$	(0.085)	(0.081)	(0.134)	0.063	0.337

Non-IFRS Financial Measures
Adjusted EBITDA (2)	10,816	(6,706)	10,210	34,119	65,794
Adjusted net income (loss) (2)	(7,229)	(8,264)	(9,226)	17,796	46,136

(1)	Including pro forma adjustments. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Unaudited Pro Forma Consolidated Financial Information.”

(2)

To see how we define and calculate adjusted EBITDA and adjusted net income (loss), a reconciliation between adjusted EBITDA and net income (loss), and adjusted net income (loss) and net income (loss) (for each, the most directly comparable IFRS financial measures) and a discussion about the limitations of non-IFRS financial measures, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Non-IFRS Financial Measures.”

(3)

Effective January 1, 2018, the Group adopted IFRS 9 and IFRS 15. The impact of adopting these standards is described in Note 3 to our consolidated financial statements included elsewhere in this annual report.

Summary Consolidated Statement of Financial Position

	As of December 31,
	2016	2017	2018
	(US$ in thousands)
Selected Consolidated Statement of Financial Position Data:
Total non-current assets	561,511	561,989	587,213
Intangible assets	124,536	118,620	115,444
Investments in associates and joint ventures	1,043	5,517	35,060
Total current assets	78,967	74,311	238,090
Cash and cash equivalents	34,181	33,207	177,873
Total assets	640,479	636,300	825,303
Total equity	568,197	583,503	775,460
Total non-current liabilities	19,010	15,947	15,841
Total current liabilities	53,272	36,850	34,002
Total liabilities	72,282	52,797	49,843
Total equity and liabilities	640,479	636,300	825,303

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risks Related to Our Business and Industry

We may fail to maintain or grow the size of our user base or the level of engagement of our users.

The size and engagement level of our user base are critical to our success. Our business and financial performance have been and will continue to be significantly affected by our success in adding, retaining and engaging active users. We continue to invest significant resources to grow our user base and increase user engagement, whether through innovations, providing new or improved content or services, marketing efforts or other means. While our user base has expanded significantly in the last three years, we cannot assure you that our user base and engagement levels will continue growing at satisfactory rates, or at all. Our user growth and engagement could be adversely affected if:

•	we fail to maintain the popularity of our platforms among users;

•	we are unable to continue to develop products that work with a variety of mobile operating systems, networks and smartphones;

•	we are unable to maintain the quality of our existing content and services;

•	we are unsuccessful in innovating or introducing new, best-in-class content and services;

•	we fail to adapt to changes in user preferences, market trends or advancements in technology;

•	our partners who provide content to Opera News and our other platform applications do not create content that is engaging, useful, or relevant to users;

•	our partners who provide content to Opera News and our other platform applications decide not to renew agreements or not to devote their resources to creating engaging content;

•	our global distribution partners decide not to pre-install our software on their products;

•	we fail to provide adequate service to users or partners;

•	technical or other problems prevent us from delivering our content or services in a timely and reliable manner or otherwise affect the user experience;

•	there are user concerns related to privacy, safety, fund security or other factors;

•	there are adverse changes to our platforms that are mandated by, or that we elect to make to address, legislation, regulation or litigation, including settlements or consent decrees;

•	we fail to maintain the brand image of our platforms or our reputation is damaged; or

•	there are unexpected changes to the demographic trends or economic development in the markets that we compete in.

Our efforts to avoid or address any of these events could require us to incur substantial expenditures to modify or adapt our content, services or platforms. If we fail to retain or continue growing our user base, or if our users reduce their engagement with our platforms, our business, financial condition and results of operations could be materially and adversely affected.

We face intense competition and if we do not continue to innovate and provide products and services that meet the needs of our users, we may not remain competitive.

We face intense competition in all of the products and services we offer. In the browser space, we generally compete with other global browser developers, including Google (Chrome browser), Apple (Safari browser) and Microsoft (Internet Explorer and Edge browsers) and with other regional internet companies that have strong positions in particular countries. In the content space, we have faced significant competition from other internet companies promoting their own content products and services globally, including Google and Apple, and traditional media such as local and global newspapers and magazines. In addition, we compete with all major internet companies for user attention and advertising spend. Moreover, in emerging international markets, where mobile devices often lack large storage capabilities, we may compete with other applications for the limited space available on a user’s mobile device. As we introduce new products, as our existing products evolve, or as other companies introduce new products and services, we may become subject to additional competition. For example, in 2018, we launched Opera News App, our first standalone AI-powered news-publishing app. While we view Opera News App as an extension of Opera’s mobile product portfolio, adding new products and services subjects us to additional competition and new competitors.

Many of our current and potential competitors have significantly greater resources and broader global recognition and occupy better competitive positions in certain markets than we do. These factors may allow our competitors to respond to new or emerging technologies and changes in market requirements better than we can. Our competitors may also develop products, features or services that are similar to ours or that achieve greater market acceptance. These products, features and services may undertake more far-reaching and successful product development efforts or marketing campaigns, or may adopt more aggressive pricing policies. In addition, our partners may use information that we share with them to develop or work with competitors to develop products or features that compete with us. Certain competitors, including Apple, Microsoft and Google, could use strong or dominant positions in one or more markets to gain competitive advantages against us in areas where we operate, including by:

•	integrating competing features into products they control such as web browsers or mobile device operating systems;

•	making acquisitions for similar or complementary products or services; or

•	impeding Opera’s accessibility and usability by modifying or imposing use restrictions on existing hardware and software on which the Opera application operates or upon which it depends.

As a result, our competitors may acquire and engage users at the expense of our user growth or engagement, which may seriously harm our business.

We believe that our ability to compete effectively depends on many factors, many of which are beyond our control, including:

•	the usefulness, novelty, performance and reliability of our products compared to our competitors;

•	the size and demographics of our MAUs;

•	the timing and market acceptance of our products, including developments and enhancements of our competitors’ products;

•	our ability to monetize our products;

•	the effectiveness of our marketing and distribution teams;

•	our ability to establish and maintain partners’ interest in using Opera;

•	the frequency, relative prominence and type of advertisements displayed on our applications or by our competitors;

•	the effectiveness of our customer service and support efforts;

•	the effectiveness of our marketing activities;

•	changes as a result of legislation, regulatory authorities or litigation, including settlements and consent decrees, some of which may have a disproportionate effect on us;

•	acquisitions or consolidation within our industry;

•	our ability to attract, retain and motivate talented employees, particularly engineers and sales personnel;

•	our ability to cost-effectively manage and scale our rapidly growing operations; and

•	our reputation and brand strength relative to our competitors.

If we cannot effectively compete, our user engagement may decrease, which could make us less attractive to users, advertisers and partners and seriously harm our business.

We may fail to keep up with rapid changes in technologies and mobile devices.

The PC and mobile internet industry is characterized by rapid technological changes. Our future success will depend on our ability to respond to rapidly changing technologies, adapt our services to evolving industry standards and improve the performance and reliability of our products and services. Our failure to adapt to such changes could harm our business. In addition, changes in mobile devices resulting from technological development may also adversely affect our business. If we are slow to develop new products and services for the latest mobile devices, or if the products and services we develop are not widely accepted and used by mobile device users, we may not be able to capture a significant share of this increasingly important market. In addition, the widespread adoption of new internet, mobile, networking or telecommunications technologies or other technological changes could require substantial expenditures to modify or adapt our products, services or infrastructure. If we fail to keep up with rapid technological changes to remain competitive, our future success may be adversely affected.

We may not succeed in managing or expanding our business across the expansive and diverse markets that we operate in.

Our business has become increasingly complex as we have expanded the markets in which we operate, the variety of products and services we offer and the overall scale of our operations. We have expanded and expect to continue to expand our headcount, office facilities and infrastructure. As our operations continue to expand, our technology infrastructure systems and corporate functions will need to be scaled to support our operations, and if they fail to do so, it could negatively affect our business, financial condition and results of operations.

The markets where we operate are diverse and fragmented, with varying levels of economic and infrastructure development and distinct legal and regulatory systems, and do not operate seamlessly across borders as a single or common market. Managing our growing businesses across these emerging markets requires considerable management attention and resources. Should we choose to expand into additional markets, these complexities and challenges could further increase. Because each market presents its own unique challenges, the scalability of our business is dependent on our ability to tailor our content and services to this diversity.

Our growing multi-market operations also require certain additional costs, including costs relating to staffing, logistics, intellectual property protection, tariffs and other trade barriers. Moreover, we may become subject to risks associated with:

•	recruiting and retaining talented and capable management and employees in various markets;

•	challenges caused by distance, language and cultural differences;

•	providing content and services that appeal to the tastes and preferences of users in multiple markets;

•	implementing our businesses in a manner that complies with local laws and practices, which may differ significantly from market to market;

•	maintaining adequate internal and accounting control across various markets, each with its own accounting principles that must be reconciled to IFRS upon consolidation;

•	currency exchange rate fluctuations;

•	protectionist laws and business practices;

•	complex local tax regimes;

•	potential political, economic and social instability;

•	potential local government initiatives to restrict access to our products and services; and

•	higher costs associated with doing business in multiple markets.

Any of the foregoing could negatively affect our business, financial condition and results of operations.

We had net losses in 2016 and we may not maintain profitability in the future.

We had net losses of US$7.7 million for the period from July 26, 2016 to December 31, 2016 or net losses of US$12.7 million on a pro forma consolidated basis, in 2016, primarily due to acquisitions and increases in expenses in developing new products and marketing efforts in certain markets. In 2017 and 2018, we had net income of US$6.1 million and US$35.2 million, respectively. Notwithstanding we expect our operating expenses to increase in the future as we expand our operations. Furthermore, as a public company, we will incur additional legal, accounting and other expenses that we did not incur as a private company. If our revenue does not grow at a greater rate than our expenses, we will not be able to maintain profitability. We may incur significant losses in the future for many reasons, including without limitation the other risks and uncertainties described in this annual report. Additionally, we may encounter unforeseen expenses, operating delays, or other unknown factors that may result in losses in future periods.

A small number of business partners contribute a significant portion of our revenues.

A small number of business partners contribute a significant portion of our revenues. Our top two largest business partners in aggregate contributed approximately 49.3% of our revenue in 2018, with Google and Yandex accounting for 39.4% and 9.9% of our revenue, respectively. In 2017, Google and Yandex contributed 43.2% and 12.9% of our revenue, respectively. Although we continue to diversify our partner base, we anticipate that a limited number of partners will continue to contribute a significant portion of our revenues for the near future. Consequently, any of the following events may materially and adversely impact our business, results of operations and growth prospects:

•	reduction, delay or cancellation of services by our large search partners;

•	failure by one or more of our large search partners to pay for our services; or

•	loss of one or more of our significant search customers and any failure to identify and acquire additional or replacement partners.

In addition, during 2018, 54.7% of our revenues were generated from monetization partners domiciled in two geographic markets, with 44.6% and 10.1% from Ireland and Russia, respectively. During 2017, our monetization partners domiciled in Ireland and Russia contributed 49.0% and 14.2% of our revenues, respectively. This geographic concentration is not necessarily an indication of where user activity occurs as our end users are located across the world, but the result of the geographic concentration of domicile among our primary monetization partners, we are especially exposed to risks related to the economic conditions, regional specific legislation and tax law of these two countries.

We rely on our users’ searches on Opera browsers for a substantial portion of our revenues.

We share in the revenue generated by the search partners when our users conduct searches initiated within the URL bar or search boxes embedded in our PC and mobile browsers. Revenue generated from search partners of US$10.2 million or US$54.6 million on a pro forma consolidated basis amounted to 54.4% of our revenue (or 50.9% of our revenue of US$107.3 million on a pro forma consolidated basis) in 2016, 52.9% of our revenue in 2017 and 46.6% of our revenue in 2018. The revenue sharing and fee arrangement with these search partners are subject to change. If our search partners reduce or discontinue their advertising spending with us, we fail to attract new search or advertising partners or the fees we receive for the traffic we refer to our search partners significantly decrease, our business, financial condition and results of operations could be materially and adversely affected.

Our existing business and our expansion strategy depend on certain key collaborative arrangements, and we may be unable to maintain or develop these relationships.

Our existing business, and our strategy for developing our business, involve maintaining and developing various types of collaborations with third parties, which provide us with access to additional user traffic, search services, products and technology. For example, our collaborations with Google and Yandex allow us to provide our users with best-in-class search services. We also work with leading device manufacturers and chipset vendors to ensure cost-efficient and reliable distribution of our products and services. Moreover, as part of our focus on expanding our AI capabilities, we formed strong relationships with high profile media and independent content providers to obtain comprehensive news and other content that we can make available to users on our platform. We consider these collaborations to be important to our ability to deliver attractive services, products and content offerings to our users, in order to maintain and expand our user and advertiser bases, and we believe that it will continue to be important for us to develop similar partnerships in the future. Our inability to maintain and grow such relationships could have an adverse impact on our existing business and our growth prospects.

We also have existing, and hope to develop additional, relationships with mobile device manufacturers for pre-installation of our browsers and standalone news app. If we are unable to maintain and expand such relationships, the quality and reach of delivery of our services will be adversely affected, and it may also be difficult for us to maintain and expand our user base and enhance awareness of our brand. In addition, our competitors may establish the same relationships that we have, which would tend to diminish any advantage we might otherwise gain from these relationships.

We may fail to maintain and expand our collaborations with third party operators of internet properties.

We place promotional links to some of our search engine providers on our browsers, thereby providing easy access to premier search services for our users and increasing our search revenues. Moreover, we rely on third party operators of internet properties for auxiliary services. For example, we use Google BigQuery to store and analyze most of our system data including number of active users, clicks-per-user, impressions, comments, likes, visits, etc. Google BigQuery allows us to affordably and seamlessly scale our data warehouse capacity, which is key as we derive insights from our massive user base to enhance our AI-powered content discovery platform. If these third parties decide to stop collaborating with us, our revenues and growth and operations may be adversely affected.

Privacy concerns relating to our services and the use of user information could negatively impact our user base or user engagement, or subject us to governmental regulation and other legal obligations.

We collect certain user profile, user location and other data from our users in order to better understand our users and their needs and to support our AI-powered content discovery and recommendation platform and big data analytical capabilities for more targeted services such as personalized news, videos and other online content recommendations. Concerns about the collection, use, disclosure or security of personal information and data or other privacy-related matters, even if unfounded, could damage our reputation, cause us to lose users and subject us to regulatory investigations, all of which may adversely affect our business. While we strive to comply with applicable data protection laws and regulations, as well as our privacy policies pursuant to our terms of use and other obligations we may have with respect to privacy and data protection, any failure or perceived failure to comply with these laws, regulations or policies may result, and in some cases have resulted, in inquiries and other proceedings or actions against us by government agencies or others, as well as negative publicity and damage to our reputation and brands, each of which could cause us to lose users and have an adverse effect on our business and operating results.

Any actual or perceived systems failure or compromise of our security that results in the unauthorized access to or release of the data of our users could significantly reduce our users’ willingness to use our services, as well as harm our reputation and brands. We expect to continue expending significant resources to protect against security breaches. The risk that these types of events could seriously harm our business is likely to increase as we expand the number of services we offer and increase the size of our user base.

Because we store, process and use data, some of which contains personal information, we are subject to complex and evolving laws and regulations across multiple jurisdictions regarding privacy, data protection and other matters.

We are subject to a variety of laws and regulations in the European Union and other markets that involve matters central to our business, including user privacy, rights of publicity, data protection, content, intellectual property, distribution, electronic contracts and other communications, competition, protection of minors, consumer protection, taxation and online-payment services. These laws can be particularly restrictive in certain countries, and constantly evolve and remain subject to significant change. In addition, the application and interpretation of these laws and regulations are often uncertain, particularly in the new and rapidly evolving industry in which we operate. Because we store, process and use data, some of which contains personal information, we are subject to complex and evolving laws and regulations regarding privacy, data protection and other matters. Many of these laws and regulations are subject to change and uncertain interpretation, and could result in investigations, claims, changes to our business practices, increased cost of operations and declines in user growth, retention or engagement, any of which could seriously harm our business.

In the European Union, for example, the General Data Protection Regulation, or the GDPR (replacing the 1995 Data Protection Directive), went into effect on May 25, 2018. The GDPR applies to processing of the personal data of users in the European Union/EEA, as well as by businesses established in the European Union/EEA. We serve our European users from our business establishment in Norway and consequently all our processing of the personal data of such users is subject to the GDPR. Non-compliance may seriously harm our business and may result in significant penalties. Also the E-Privacy Regulation (replacing the 2002 E-Privacy Directive) which is currently being processed by the legislative bodies of the European Union, is likely to affect our business. There is uncertainty relating to the potential impact of the E-Privacy Regulation and how its requirements will relate to the requirements of the GDPR.

In the Russian Federation, notable amendments to the Russia Data Protection Act No. 152 FZ dated July 27, 2006, or the DPA, came into force on September 1, 2015. The amendments require all personal data operators to store and process any personal data of Russian individuals within databases located in Russia, subject to few exceptions. The penalty for violation of this requirement is ultimately the blocking of websites involving unlawful handling of Russian personal data. A Register of Infringers of the Rights of Personal Data Subjects has been established by the Roskomnadzor, the federal governmental agency responsible for media and telecommunications, and the Roskomnadzor may move to block websites. A track record of enforcement and legal interpretation has not been established, so it is still unclear as to how this register and the website blocking would work in practice. According to statements by Russian regulators, the storing and processing of personal data of Russian individuals outside of Russia can still be compliant with the law as long as primary storage and processing of such data is done in Russia. Since 2015, we have contracted with a third party data center provider to store data that is subject to the DPA in servers located in St. Petersburg, Russia. Although we believe we are in compliance with the DPA, the implementation and enforcement of the DPA by Russian regulators is uncertain. If we are found to be in non-compliance by the Russian regulatory authorities, our websites, products and services may be blocked in Russia, which may adversely affect our business, financial condition and results of operations.

Our business depends on a strong brand and reputation, and we may not be able to maintain and enhance our brand or reputation or there may be negative publicity against us.

We believe that our “Opera” brand and our reputation have contributed significantly to the success of our business. We also believe that maintaining and enhancing the “Opera” brand and our reputation are critical to increasing the number of our users and customers. As our market becomes increasingly competitive, our success in maintaining and enhancing our brand and reputation will depend largely on our ability to remain as a leading provider of AI-powered news feed, browser and other products and services, which may become more expensive and challenging.

We consistently conduct marketing and brand promotion efforts and over the years have increased related spending. In addition, we work closely with key mobile device manufacturer partners to pre-install Opera products and co-market our products and services. However, we cannot assure you that our marketing and brand promotion activities in the future will achieve the expected brand promotion effect to acquire users in a cost-effective way. If we fail to maintain and further promote the “Opera” brand or our reputation, or if we incur excessive expenses in this effort, our business and results of operations may be materially and adversely affected.

Our ongoing investment in new businesses and new products, services and technologies is inherently risky and could disrupt our ongoing businesses.

We have invested and expect to continue to invest in new businesses, products, services and technologies. For example, in November 2018 we invested in StarMaker, a fast-growing technology-driven social media company focused on music and entertainment, with a user base in emerging markets such as India, Indonesia and the Middle East. Likewise, in December 2018, we acquired a microfinance business which has launched in Kenya under the “OKash” brand and which we believe is a new user-driven business opportunity that will benefit from our existing reach and scale both in Kenya and in other emerging markets. Such endeavors may involve significant risks and uncertainties, including insufficient revenues from such investments to offset any new liabilities assumed and expenses associated with these new investments, inadequate return of capital on our investments, distraction of management from current operations and unidentified issues not discovered in our due diligence of such strategies and offerings that could cause us to fail to realize the anticipated benefits of such investments and incur unanticipated liabilities. For example, as we carry out our plans to expand our microfinance business and offer new loan products to an expanding borrower base, we may not be able to effectively manage the credit risks associated with the microfinance business. The delinquency rate of the loans we extend may increase in a manner that surpasses the benefits we derive, putting a significant portion of the funds that we lend at risk, which may adversely affect our financial position and results of operations. Because these new ventures are inherently risky, no assurance can be given that such strategies and offerings will be successful and will not adversely affect our reputation, financial condition and operating results.

We operate a platform that includes third parties over whose actions we have no control.

Our AI-powered content discovery platform integrates the services of third party search engines and content providers. We cannot control the actions of these third parties and if they do not perform their functions to our satisfaction or the satisfaction of our users, it may damage the reputation of our platform. Our browsers integrate online search capabilities from leading international and regional search companies. We cannot be certain that our search partners will provide our users with the search results that they are looking for. Our browsers also contain short-cuts to third party e-commerce, travel and other businesses and we cannot be certain that the products and services that these third-parties provide will all be legitimate, of a sufficiently high quality or that they will accurately represent the products and services in their postings. Further, while we have agreements with each of these parties, any legal protections we might have in our agreements could be insufficient to compensate us for our losses and may not be able to repair the damage to our reputation.

We rely upon third party channels and partners in distributing products and services.

We rely upon a number of third party channels to provide products and services to our users. For example, we primarily rely on third party application distribution channels, such as the Apple App Store and the Google Play Store, to allow users to download our applications and games. In addition, we work closely with key mobile manufacturers to pre-install Opera products on their mobile phones. We also rely upon data center providers to store important and valuable data. If any of these third party channel providers delivers unsatisfactory services, engages in fraudulent action, or is unable or refuses to continue to provide its services to us and our users for any reason, it may materially and adversely affect our business, financial condition and results of operations.

We may fail to attract, motivate and retain the key members of our management team or other experienced and capable employees.

Our future success is significantly dependent upon the continued service of our executives and other key employees. If we lose the services of any member of management or any key personnel, we may not be able to locate a suitable or qualified replacement and we may incur additional expenses to recruit and train a replacement, which could severely disrupt our business and growth.

To maintain and grow our business, we will need to identify, hire, develop, motivate and retain highly skilled employees. Identifying, recruiting, training, integrating and retaining qualified individuals requires significant time, expense and attention. In addition, from time to time, there may be changes in our management team that may be disruptive to our business. We may also be subject to local hiring restrictions in certain markets, particularly in connection with the hiring of foreign employees, which may affect the flexibility of our management team. If our management team, including any new hires that we make, fail to work together effectively and execute our plans and strategies, or if we are not able to recruit and retain employees effectively, our ability to achieve our strategic objectives will be adversely affected and our business and growth prospects will be harmed.

Competition for highly skilled personnel is intense, particularly in the markets where our business operations are located. We may need to invest significant amounts of cash and equity to attract and retain new employees and we may not be able to realize returns on these investments.

We may fail to maintain or improve our technology infrastructure.

We are constantly upgrading our technology to provide improved performance, increased scale and better integration among our platforms. Adopting new technologies, upgrading our internet ecosystem infrastructure, maintaining and improving our technology infrastructure require significant investments of time and resources, including adding new hardware, updating software and recruiting and training new engineering personnel. Adverse consequences for the failure to do so may include unanticipated system disruptions, security breaches, computer virus attacks, slower response times, decreased user satisfaction and delays in reporting accurate operating and financial information. In addition, many of the software and interfaces we use are internally developed and proprietary technology. If we experience problems with the functionality and effectiveness of our software or platforms, or are unable to maintain and constantly improve our technology infrastructure to handle our business needs and ensure a consistent and acceptable level of service for our users, our business, financial condition, results of operation and prospects, as well as our reputation, could be materially and adversely affected.

Mobile malware, viruses, hacking and phishing attacks, spamming and improper or illegal use of Opera could seriously harm our business and reputation.

Mobile malware, viruses, hacking and phishing attacks have become more prevalent in our industry, have occurred on our systems in the past and may occur on our systems in the future. Because of our prominence, we believe that we are an attractive target for these sorts of attacks. Although it is difficult to determine what, if any, harm may directly result from an interruption or attack, any failure to maintain performance, reliability, security and availability of our products and technical infrastructure to the satisfaction of our users may seriously harm our reputation and our ability to retain existing users and attract new users. If these activities increase on our platform, our reputation, user growth and engagement, and operational cost structure could be seriously harmed.

We may not be able to prevent others from unauthorized use of our intellectual property or brands.

We regard our patents, copyrights, trademarks, trade secrets, and other intellectual property as critical to our business. Unauthorized use of our intellectual property by third parties may adversely affect our business and reputation. We rely on a combination of intellectual property laws and contractual arrangements to protect our proprietary rights. It is often difficult to register, maintain and enforce intellectual property rights in the markets where we operate. For example, statutory laws and regulations are subject to judicial interpretation and enforcement and may not be applied consistently due to the lack of clear guidance on statutory interpretation in Africa, Southeast Asia, China, Russia and India. In addition, contractual agreements may be breached by counterparties and there may not be adequate remedies available to us for any such breach. Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce our contractual rights. Policing any unauthorized use of our intellectual property is difficult and costly and the steps we have taken may be inadequate to prevent the misappropriation of our intellectual property. In the event that we resort to litigation to enforce our intellectual property rights, such litigation could result in substantial costs and a diversion of our managerial and financial resources. We can provide no assurance that we will prevail in such litigation. In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors.

Some of our applications contain open source software, which may pose increased risk to our proprietary software.

We use open source software in some of our applications, including our Opera browsers, which incorporate Chromium browser technology, and will use open source software in the future. In addition, we regularly contribute source code to open source software projects and release internal software projects under open source licenses, and anticipate doing so in the future. The terms of many open source licenses to which we are subject have not been interpreted by U.S. or foreign courts, and there is a risk that such licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to sell or distribute our applications. Additionally, we may from time to time face threats or claims from third parties claiming ownership of, or demanding release of, the alleged open source software or derivative works we developed using such software, which could include our proprietary source code, or otherwise seeking to enforce the terms of the applicable open source license. These threats or claims could result in litigation and could require us to make our source code freely available, purchase a costly license or cease offering the implicated applications unless and until we can re-engineer them to avoid infringement. Such a re-engineering process could require significant additional research and development resources, and we may not be able to complete it successfully. In addition to risks related to license requirements, our use of certain open source software may lead to greater risks than use of third party commercial software, as open source licensors generally do not provide warranties or controls on the origin of the software. Additionally, because any software source code we contribute to open source projects is publicly available, our ability to protect our intellectual property rights with respect to such software source code may be limited or lost entirely, and we are unable to prevent our competitors or others from using such contributed software source code. Any of these risks could be difficult to eliminate or manage and, if not addressed, could adversely affect our business, financial condition and results of operations.

We rely upon the internet infrastructure, data center providers and telecommunications networks in the markets where we operate.

Our business depends on the performance and reliability of the internet infrastructure and contracted data center providers in the markets where we operate. We may not have access to alternative networks or data servers in the event of disruptions or failures of, or other problems with, the relevant internet infrastructure. In addition, the internet infrastructure, especially in the emerging markets where we operate, may not support the demands associated with continued growth in internet usage.

We use third party data center providers for the storing of data related to our business. We do not control the operation of these facilities and rely on contracted agreements to employ their use. The owners of the data center facilities have no obligation to renew their agreements with us on commercially reasonable terms, or at all. If we are unable to renew these agreements on commercially reasonable terms, or if one of our data center providers is acquired by another party, we may be required to transfer our servers and other infrastructure to new data center facilities, and we may incur significant costs and possible lengthy service interruptions in connection with doing so. Any changes in third party service levels at our data centers or any errors, defects, disruptions or other performance problems with our browsers or other services could adversely affect our reputation and adversely affect the online browsing experience. If navigation through our browsers is slower than our users expect, users may use our services less, if at all. Interruptions in our services might reduce our revenue, subject us to potential liability or adversely affect our ability to attract advertisers.

We also rely on major telecommunications operators in the markets where we operate to provide us with data communications capacity primarily through local telecommunications lines and data centers to host our servers. We and our users may not have access to alternative services in the event of disruptions or failures of, or other problems with, the fixed telecommunications networks of these telecommunications operators, or if such operators otherwise fail to provide such services. Any unscheduled service interruption could disrupt our operations, damage our reputation and result in a decrease in our revenue. Furthermore, we have no control over the costs of the services provided by the telecommunications operators to us and our users. If the prices that we pay for telecommunications and internet services rise significantly, our gross margins could be significantly reduced. In addition, if internet access fees or other charges to internet users increase, our user traffic may decrease, which in turn may cause our revenue to decline.

Our business depends on continued and unimpeded access to the internet by us and our users. Internet access providers may be able to restrict, block, degrade or charge for access to certain of our products and services, which could lead to additional expenses and the loss of users and advertisers.

Our products and services depend on the ability of our users to access the internet. Currently, this access is provided by companies that have significant market power in the broadband and internet access marketplace, including incumbent telephone companies, cable companies, mobile communications companies and government-owned service providers. Some of these providers have taken, or have stated that they may take measures, including legal actions, that could degrade, disrupt or increase the cost of user access to certain of our products by restricting or prohibiting the use of their infrastructure to support or facilitate our offerings, or by charging increased fees to us or our users to provide our offerings.

In addition, in some markets, our products and services may be subject to government-initiated restrictions or blockages. Such interference could result in a loss of existing users and advertisers, and increased costs, and could impair our ability to attract new users and advertisers, thereby harming our revenues and growth.

We plan to continue expanding our operations globally to markets where we have limited operating experience, which may subject us to increased business, economic and regulatory risks.

We plan to continue expanding our business operations globally and translating our products into other languages. Opera is currently available in more than 40 languages, and we have offices in seven countries. We plan to enter new markets where we have limited or no experience in marketing, selling and deploying our products and services. If we fail to deploy or manage our operations in international markets successfully, our business may suffer. In the future, as our international operations increase, or more of our expenses are denominated in currencies other than the U.S. dollar or Euros, our operating results may become more sensitive to fluctuations in the exchange rates of the currencies in which we do business. In addition, we are subject to a variety of risks inherent in doing business internationally, including:

•	political, social and economic instability;

•

risks related to the legal and regulatory environment in foreign jurisdictions, including with respect to privacy, localization and content laws as well as unexpected changes in laws, regulatory requirements and enforcement due to the wide discretion given local lawmakers and regulators regarding the enactment, interpretation and implementation of local regulations;

•	potential damage to our brand and reputation due to compliance with local laws, including potential censorship and requirements to provide user information to local authorities;

•	fluctuations in currency exchange rates;

•	higher levels of credit risk and payment fraud;

•	complying with multiple tax jurisdictions;

•	enhanced difficulties of integrating any foreign acquisitions;

•

complying with a variety of foreign laws, including certain employment laws requiring national collective bargaining agreements that set minimum salaries, benefits, working conditions and termination requirements;

•	reduced protection for intellectual property rights in some countries;

•	difficulties in staffing and managing global operations and the increased travel, infrastructure and compliance costs associated with multiple international locations;

•	regulations that might add difficulties in repatriating cash earned outside our core markets and otherwise preventing us from freely moving cash;

•	import and export restrictions and changes in trade regulation;

•	complying with statutory equity requirements;

•	complying with the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act and similar laws in other jurisdictions; and

•	complying with export controls and economic sanctions administered by the relevant local authorities, including in the United States and European Union, in our international business.

If we are unable to expand internationally and manage the complexity of our global operations successfully, our business could be seriously harmed.

We may not achieve the intended tax efficiencies of our corporate structure and intercompany arrangements, which could increase our worldwide effective tax rate.

Our corporate structure and intercompany arrangements, including the manner in which we conduct our intercompany and related party transactions, are intended to provide us with worldwide tax efficiencies. The application of tax laws of various jurisdictions to our business activities is subject to interpretation and also depends on our ability to operate our business in a manner consistent with our corporate structure and intercompany arrangements. The tax authorities of jurisdictions where we operate may challenge our methodologies for intercompany and related party arrangements, including transfer pricing, or determine that the manner in which we operate does not achieve the intended tax consequences, which could increase our worldwide effective tax rate and adversely affect our financial position and results of operations.

A certain degree of judgment is required in evaluating our tax positions and determining our provision for income taxes. In the ordinary course of business, there are many transactions and calculations for which the ultimate tax determination is uncertain. For example, our effective tax rate could be adversely affected by lower than anticipated earnings in markets where we have lower statutory rates and higher than anticipated earnings in markets where we have higher statutory rates, by changes in foreign currency exchange rates or by changes in the relevant tax, accounting and other laws, regulations, principles and interpretations. Any of these factors could materially and adversely affect our financial position and results of operations.

Industry data, projections and estimates contained in this annual report are inherently uncertain and subject to interpretation. Accordingly, you should not place undue reliance on such information.

Certain facts, forecasts and other statistics relating to the industries in which we compete contained in this annual report have been derived from various public data sources and third party industry reports. In deriving the market size of the aforementioned industries and regions, these industry consultants may have adopted different assumptions and estimates, such as the number of internet users. While we generally believe such reports are reliable, we have not independently verified the accuracy or completeness of such information. Such reports may not be prepared on a comparable basis or may not be consistent with other sources.

Industry data, projections and estimates are subject to inherent uncertainty as they necessarily require certain assumptions and judgments. Our industry data and market share data should be interpreted in light of the defined geographic markets and defined industries we operate in. Any discrepancy in the interpretation thereof could lead to different industry data, measurements, projections and estimates and result in errors and inaccuracies.

Our user metrics and other estimates are subject to inherent challenges in measuring our operations.

We regularly review metrics, including our MAUs, to evaluate growth trends, measure our performance and make strategic decisions. These metrics are calculated using internal company data and have not been validated by an independent third party. While these numbers are based on what we believe to be reasonable estimates for the applicable period of measurement, there are inherent challenges in measuring how our platforms are used across large populations throughout the regions that we operate in. For example, we believe that we cannot distinguish individual users who use multiple applications. Our user metrics are also affected by technology on certain mobile devices that automatically runs in the background of our applications when another phone function is used, and this activity can cause our system to miscount the user metrics associated with such applications.

Errors or inaccuracies in our metrics or data could result in incorrect business decisions and inefficiencies. For instance, if a significant understatement or overstatement of active users were to occur, we may expend resources to implement unnecessary business measures or fail to take required actions to remedy an unfavorable trend. Moreover, during the process of upgrading our platform in the past, we have lost certain historical metrics, such as the number of search queries, that we rely on to manage our operations. If partners or investors do not perceive our user, geographic or other operating metrics as accurately representing our user base, or if we discover material inaccuracies in our user, geographic or other operating metrics, our reputation may be seriously harmed.

Material weaknesses in our internal control over financial reporting have been identified, and if we fail to implement and maintain effective internal control over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud.

We are not required to provide a report of management on our internal control over financial reporting and our independent registered public accounting firm is not required to conduct an audit of our internal control over financial reporting due to a transition period established by rules of the Securities and Exchange Commission, or the SEC, for newly public companies. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in connection with the audit of the consolidated statements of financial position of Opera Limited and its subsidiaries as of December 31, 2017 and 2016 (Successor), and the related consolidated statements of operations, total comprehensive income (loss), changes in equity, and cash flows for the year ended 31 December 2017 (Successor) and for the period from July 26, 2016 to December 31, 2016 (Successor), and for the period from January 1, 2016 to November 3, 2016 (Predecessor), and the related notes (collectively, the “consolidated financial statements”), we and our independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States, or PCAOB, and other control deficiencies. The two identified material weaknesses arose from our (a) lack of a sufficient number of qualified resources with IFRS, external financial reporting and internal controls expertise and (b) lack of formalized policies and procedures to ensure that significant and unusual transactions and other transactions are sufficiently analyzed and assessed against the requirements of IFRS, including the preparation and review of contemporaneous documentation.

Following the identification of the material weaknesses and control deficiencies, we have taken measures aimed at remedying these weaknesses and continue to implement our remediation plan. In 2018 we hired people with IFRS, external financial reporting and internal controls expertise who work on establishing formalized policies and procedures to ensure that transactions are sufficiently analyzed and assessed against the requirements of IFRS, and that contemporaneous documentation is prepared and reviewed. Moreover, we have engaged external consultants to assist us in improving our internal control framework, including risk assessment, design of controls and control activities. We are evaluating the longer term resource needs of our various financial functions. These remediation measures may be time consuming, costly and might place significant demands on our financial and operational resources. Although we have made enhancements to our control procedures in this area, we still have a material weakness pertaining to the lack of formalized policies, procedures and resources to design and implement relevant controls, including risk assessment, control activities and monitoring, to ensure that transactions are sufficiently analyzed and assessed against the requirements of IFRS, including preparation and review of contemporaneous documentation.

We cannot assure you that we will be able to continue to implement an effective system of internal control, or that we will not identify material weaknesses or significant deficiencies in the future. We are a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, requires that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2019. In addition, if we cease to be an “emerging growth company” as such term is defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, our reporting obligations as a public company may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

We may be required to recognize impairment charges.

Our goodwill and intangible assets totaled US$421.6 million and US$115.4 million, respectively, as of December 31, 2018. Our impairment charges with respect to these long-lived assets were nil (US$0) in 2017 and nil (US$0) in 2018. We also had US$12.2 million of furniture, fixtures and equipment as of December 31, 2018. In accordance with applicable accounting standards, goodwill and intangible assets that are not amortized are subject to assessment for impairment by applying a fair value or value in use based test annually, and when certain circumstances warrant. As of December 31, 2018, the market capitalization of the Group was below the book value of its equity, indicating a potential impairment of goodwill. In addition to this indication of impairment, goodwill, intangible assets and furniture, fixtures and equipment are subject to assessment for impairment if there are other indicators of impairment, including:

•	losses of key customers;

•	unfavorable changes in technology or competition;

•	unfavorable changes in user base or user tastes

Based upon future economic and financial market conditions, the operating performance of our reporting units and other factors, including those listed above, future impairment charges could be incurred. It is possible that such impairment, if required, could be material. Any future impairment charges that we are required to record could have a material adverse impact on our results of operations.

We may need additional capital but may not be able to obtain it on favorable terms or at all.

While we believe we have sufficient capital to fund our current growth plans, we may require additional capital in order to fund future plans for the additional growth and development of our businesses and any additional investments or acquisitions we may decide to pursue. If our cash resources are insufficient to satisfy our cash requirements, we may seek to issue additional equity or debt securities or obtain new or expanded credit facilities. Our ability to obtain external financing in the future is subject to a variety of uncertainties, including our future financial condition, results of operations, cash flows, share price performance, liquidity of international capital and lending markets and governmental regulations in the markets that we operate in. In addition, incurring indebtedness would subject us to increased debt service obligations and could result in operating and financing covenants that would restrict our operations. There can be no assurance that financing will be available in a timely manner or in amounts or on terms acceptable to us, or at all. Any failure to raise needed funds on terms favorable to us, or at all, could severely restrict our liquidity as well as have a material adverse effect on our business, financial condition and results of operations. Moreover, any issuance of equity or equity-linked securities could result in significant dilution to our existing shareholders.

We have limited business insurance coverage.

Consistent with customary industry practice in the markets that we operate in, our business insurance is limited. Any uninsured damage to our platforms, technology infrastructures or disruption of our business operations could require us to incur substantial costs and divert our resources, which could have an adverse effect on our business, financial condition and results of operations.

We are subject to risks related to litigation, including intellectual property claims and regulatory disputes.

We may be, and in some instances have been, subject to claims, lawsuits (including class actions and individual lawsuits), government investigations and other proceedings relating to intellectual property, consumer protection, privacy, labor and employment, import and export practices, competition, securities, tax, marketing and communications practices, commercial disputes and other matters. The number and significance of our legal disputes and inquiries have increased as we have grown larger, as our business has expanded in scope and geographic reach and as our services have increased in complexity.

As a consequence of a demerger in 2015, one of our subsidiaries, Opera Software AS, may have joint and several obligations towards any liabilities arising from the demerger. See “Item 4. Information of the Company—A. History and Development of the Company.” Under Norwegian law, our liability is capped to the real value of the assets transferred to Opera Software AS as part of the demerger. We do not believe that we are subject to any liabilities or obligations resulting from the demerger, however, to the extent that such demerger liabilities or obligations exist, creditors may seek to recover from us, claiming that we are liable to satisfy such obligations. While we believe the outcome of such proceedings will depend on the claim brought forth, litigation is inherently costly and uncertain and could have an adverse effect on our operations.

Moreover, as a public company we have an elevated public profile, which may result in increased litigation and public awareness of such litigation. There is substantial uncertainty regarding the scope and application of many of the laws and regulations to which we are subject, which increases the risk that we will be subject to claims alleging violations of those laws and regulations. Many of these laws and regulations are subject to change and uncertain interpretation, and could result in investigations, claims, changes to our business practices, increased cost of operations and declines in user growth, retention or engagement, any of which could seriously harm our business. In the future, we may also be accused of having, or be found to have, infringed or violated third party intellectual property rights.

Regardless of the outcome, legal proceedings can have a material and adverse impact on us due to their costs, diversion of our resources and other factors. We may decide to settle legal disputes on terms that are unfavorable to us. Furthermore, if any litigation to which we are a party is resolved adversely, we may be subject to an unfavorable judgment that we may not choose to appeal or that may not be reversed upon appeal. We may have to seek a license to continue practices found to be in violation of a third party’s rights. If we are required, or choose to enter into, royalty or licensing arrangements, such arrangements may not be available on reasonable terms, or at all, and may significantly increase our operating costs and expenses. As a result, we may also be required to develop or procure alternative non-infringing technology or discontinue the use of technology, and doing so could require significant effort and expense, or may not be feasible. In addition, the terms of any settlement or judgment in connection with any legal claims, lawsuits or proceedings may require us to cease some or all of our operations, or pay substantial amounts to the other party and could materially and adversely affect our business, financial condition and results of operations.

We are currently subject to, and in the future may from time to time face, intellectual property infringement claims, which could be time consuming and costly to defend, and may require us to pay significant damages or cease offering any of our products or key features of our products.

We cannot be certain that the products, services and intellectual property used in the ordinary course of our business do not or will not infringe valid patents, copyrights or other intellectual property rights held by third parties. We currently are, and may in the future be, subject to claims or legal proceedings relating to the intellectual property of others in the ordinary course of our business and may in the future be required to pay damages or to agree to restrict our activities. In particular, if we are found to have violated the intellectual property rights of others, we may be enjoined from using such intellectual property, may be ordered to pay damages and may incur licensing fees or be forced to develop alternatives. We may incur substantial expense in defending against third party infringement claims, regardless of their merit. Successful infringement claims against us may result in substantial monetary liability or may materially disrupt the conduct of our business by restricting or prohibiting our use of the intellectual property in question.

We do not have exclusive rights to certain technology, trademarks and designs that are crucial to our business.

We have applied for various patents relating to our business. While we have succeeded in obtaining some patents, some of our patent applications are still under examination by the various regulatory authorities in the markets that we operate in. Approvals of our patent applications are subject to determinations by the relevant local authorities that there are no prior rights in the applicable territory. In addition, we have also applied for initial registrations and/or changes in registrations relating to transfers of our Opera logos and other of our key trademarks to establish and protect our exclusive rights to these trademarks. While we have succeeded in registering the trademarks for most of these marks in our major markets under certain classes, the applications for initial registration, and/or changes in registrations relating to transfers, of some marks and/or of some of trademarks under other classes are still under examination by the relevant local authorities. Approvals of our initial trademark registration applications, and/or of changes in registrations relating to such transfers, are subject to determinations by the relevant local authorities that there are no prior rights in the applicable territories. We cannot assure you that these patent and trademark applications will be approved. Any rejection of these applications could adversely affect our rights to the affected technology, marks and designs. In addition, even if these applications are approved, we cannot assure you that any issued patents or registered trademarks will be sufficient in scope to provide adequate protection of our rights.

Our business may be adversely affected by third party software applications or practices that interfere with our receipt of information from, or provision of information to, our users, which may impair the user experience on our platform.

Our business may be adversely affected by third party software applications, which may be unintentional or malicious, that make changes to our users’ PCs or mobile devices and interfere with our products and services. These software applications may change the user experience on our platform by hijacking queries, altering or replacing the search results provided by our search engine partners to our users or otherwise interfering with our ability to connect with our users. Such interference can occur without disclosure to or consent from users, and users may associate any resulting negative experience with our products and services. Such software applications are often designed to be difficult to remove, block or disable. Further, software loaded on or added to mobile devices on which our search or other applications, such as Opera News, are pre-installed may be incompatible with or interfere with or prevent the operation of such applications, which might deter the owners of such devices from using our services. If we are unable to successfully prevent or limit any such applications or systems that interfere with our products and services, our ability to deliver a high-quality browsing experience and recommend relevant content to our users may be adversely affected.

Interruption or failure of our information technology and communications systems may result in reduced user traffic and harm to our reputation and business.

Interruption or failure of any of our information technology and communications systems or those of the operators of third party internet properties that we collaborate with could impede or prevent our ability to provide our services. In addition, our operations are vulnerable to natural disasters and other events. Our disaster recovery plan for our servers cannot fully ensure safety in the event of damage from fire, floods, typhoons, earthquakes, power loss, telecommunications failures, hacking and similar events. If any of the foregoing occurs, we may experience a partial or complete system shutdown. Furthermore, our servers, which are hosted at third party internet data centers, are also vulnerable to break-ins, sabotage and vandalism. Some of our systems are not fully redundant, and our disaster recovery planning does not account for all possible scenarios. The occurrence of a natural disaster or a closure of an internet data center by a third party provider without adequate notice could result in lengthy service interruptions.

Any system failure or inadequacy that causes interruptions in the availability of our services, or increases the response time of our services, could have an adverse impact on our user experience and satisfaction, our attractiveness to users and advertisers and future user traffic and advertising on our platform.

To improve performance and to prevent disruption of our services, we may have to make substantial investments to deploy additional servers or one or more copies of our internet platforms to mirror our online resources.

Our results of operations are subject to seasonal fluctuations due to a number of factors.

We are subject to seasonality and other fluctuations in our business. Revenues from our e-commerce and travel partners are typically affected by seasonality due to various holidays that may result in higher than usual e-commerce transactions and travel-related activities, and similar seasonal trends may affect revenues from our search partners. Thus, our operating results in one or more future quarters or years may fluctuate substantially or fall below the expectations of securities analysts and investors. In such event, the trading price of our ADSs may fluctuate significantly.

Our corporate actions are substantially controlled by our chairman and chief executive officer, Mr. Yahui Zhou, who has the ability to control or exert significant influence over important corporate matters that require approval of shareholders, which may deprive you of an opportunity to receive a premium for your ADSs and materially reduce the value of your investment.

As of the date of this annual report, Mr. Yahui Zhou, our chairman of the board and chief executive officer, beneficially owned 65.1% of the ordinary shares issued and outstanding and voting power. As a result, Mr. Yahui Zhou had the ability to control or exert significant influence over important corporate matters and investors may be prevented from affecting important corporate matters involving our company that require approval of shareholders, including:

•	the composition of our board of directors and, through it, any determinations with respect to our operations, business direction and policies, including the appointment and removal of officers;

•	any determinations with respect to mergers or other business combinations;

•	our disposition of substantially all of our assets; and

•	any change in control.

These actions may be taken even if they are opposed by our other shareholders, including the holders of the ADSs. Furthermore, this concentration of ownership may also discourage, delay or prevent a change in control of our company, which could have the dual effect of depriving our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and reducing the price of the ADSs. As a result of the foregoing, the value of your investment could be materially reduced.

We may be the subject of anti-competitive, harassing or other detrimental conduct that could harm our reputation and cause us to lose users and customers.

In the future, we may be the target of anti-competitive, harassing, or other detrimental conduct by third parties. Allegations, directly or indirectly against us or any of our executive officers, may be posted in internet chatrooms or on blogs or websites by anyone, whether or not related to us, on an anonymous basis. The availability of information on social media platforms and devices is virtually immediate, as is its impact. Social media platforms and devices immediately publish the content their subscribers and participants post, often without filters or checks on the accuracy of the content posted. Information posted may be inaccurate and adverse to us, and it may harm our business, prospects or financial performance. The harm may be immediate without affording us an opportunity for redress or correction. In addition, such conduct may include complaints, anonymous or otherwise, to regulatory agencies. We may be subject to regulatory or internal investigations as a result of such third party conduct and may be required to expend significant time and incur substantial costs to address such third party conduct, and there is no assurance that we will be able to conclusively refute each of the allegations within a reasonable period of time, or at all. Additionally, our reputation could be harmed as a result of the public dissemination of anonymous allegations or malicious statements about our business, which in turn may cause us to lose users and customers and adversely affect the price of our ADSs.

If we fail to detect click-through fraud, we could lose the confidence of our advertisers and our revenues could decline.

Our business is exposed to the risk of click-through fraud on our partners’ advertisements. Click-through fraud occurs when a person clicks advertisements for a reason other than to view the underlying content of advertisements. If our advertising partners fail to detect significant fraudulent clicks or otherwise are unable to prevent significant fraudulent activity, the affected search advertisers may experience a reduced return on their investment in advertising on our platform and lose confidence in the integrity of our search partners’ pay-for-click service systems. If this happens, our revenues from our monetization partners may decline.

We currently report our financial results under IFRS, which differs in certain significant respects from U.S. GAAP.

We report our financial statements under IFRS. There have been and there may in the future certain significant differences between IFRS and U.S. generally accepted accounting principles, or U.S. GAAP, including but not limited to differences related to revenue recognition, share-based compensation expense, income tax, impairment of long-lived assets and earnings per share. As a result, our financial information and reported earnings for historical or future periods could be significantly different if they were prepared in accordance with U.S. GAAP. As a result, you may not be able to meaningfully compare our financial statements under IFRS with those companies that prepare financial statements under U.S. GAAP.

We face risks related to natural disasters, health epidemics or terrorist attacks.

Our business could be adversely affected by natural disasters, such as earthquakes, floods, landslides, tsunamis, outbreaks of health epidemics such as an outbreak of avian influenza, severe acute respiratory syndrome, Zika virus or Ebola virus, as well as terrorist attacks, other acts of violence or war or social instability. If any of these occurs, we may be required to temporarily or permanently close and our business operations may be suspended or terminated.

Fluctuations in foreign currency exchange rates will affect our financial results, which we report in U.S. Dollars.

We operate in multiple jurisdictions, which exposes us to the effects of fluctuations in currency exchange rates. We earn revenue denominated in U.S. Dollars, Euros, Russian Rubles, Norwegian Krone, Indonesian Rupiah, Japanese Yen, Singapore Dollars, Kenyan Shillings, South African Rand and Nigerian Naira, among other currencies. We generally incur expenses for employee compensation and other expenses in the local currencies in the jurisdictions in which we operate. Fluctuations in the exchange rates between the various currencies that we use could result in expenses being higher and revenue being lower than would be the case if exchange rates were stable. We cannot assure you that movements in foreign currency exchange rates will not have a material adverse effect on our results of operations in future periods. We do not generally enter into hedging contracts to limit our exposure to fluctuations in the value of the currencies that our businesses use. Furthermore, the substantial majority of our revenue is denominated in emerging markets currencies. Because fluctuations in the value of emerging markets currencies are not necessarily correlated, there can be no assurance that our results of operations will not be adversely affected by such volatility.

Risks Related to Our ADSs

The trading price of the ADSs is likely to be volatile, which could result in substantial losses to investors.

The trading price of the ADSs can be volatile and fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation of the market prices of other technology companies that have listed their securities in the United States. A number of technology companies have listed or may be in the process of listing their securities on U.S. stock markets. The securities of some of these companies have experienced significant volatility, including price declines in connection with their initial public offerings. The trading performances of those companies’ securities after their offerings may affect the attitudes of investors toward technology companies listed in the United States in general and consequently may impact the trading performance of our ADSs, regardless of our actual operating performance.

In addition to market and industry factors, the price and trading volume for the ADSs may be highly volatile for factors specific to our own operations, including the following:

•	variations in our quarterly or annual revenue, earnings and cash flow;

•	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;

•	announcements of new products, services and expansions by us or our competitors;

•	changes in financial estimates by securities analysts;

•	detrimental adverse publicity about us, our platforms or our industries;

•	additions or departures of key personnel;

•	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and

•	potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the volume and price at which the ADSs will trade.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding the ADSs, the market price for the ADSs and trading volume could decline.

The trading market for the ADSs will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade the ADSs, the market price for the ADSs would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for the ADSs to decline.

We currently do not expect to pay dividends in the foreseeable future and you must rely on price appreciation of the ADSs for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in the ADSs as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends subject to our memorandum and articles of association and certain restrictions under Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiary, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in the ADSs will likely depend entirely upon any future price appreciation of the ADSs. There is no guarantee that the ADSs will appreciate in value or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in the ADSs and you may even lose your entire investment in the ADSs.

Mr. Yahui Zhou, our chairman of the board and chief executive officer, has substantial influence over our company and his interests may not be aligned with the interests of our other shareholders.

As of the date of this annual report, Mr. Zhou beneficially owns 65.1% of the total voting power of our total issued and outstanding ordinary shares. As a result, Mr. Zhou has substantial influence over our business, including significant corporate actions such as mergers, consolidations, sales of all or substantially all of our assets, election of directors and other significant corporate actions.

Mr. Zhou may take actions that are not aligned with the interests of our other shareholders and may render new investors unable to influence significant corporate decisions. We have in the past, and likely will continue to enter into related party transactions involving entities directly or indirectly controlled by Mr. Zhou. See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions” for details. Such related party transactions may benefit Mr. Zhou personally. In order to protect the interests of the company, our audit committee is responsible for approving all related party transactions. At the moment, however, our audit committee is chaired by Mr. Zhou. We intend to appoint an additional independent director to replace Mr. Zhou on the audit committee so that our audit committee will consist solely of independent directors within one year of the day our shares were listed on the Nasdaq Global Select Market in order to satisfy Nasdaq Global Select Market and SEC requirements. Furthermore, Mr. Zhou’s substantial influence over our company and such concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of the ADSs. These actions may be taken even if they are opposed by our other shareholders. In addition, the significant concentration of share ownership may adversely affect the trading price of the ADSs due to investors’ perception that conflicts of interest may exist or arise. For more information regarding our principal shareholders and their affiliated entities, see “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

As a “controlled company” under the rules of the Nasdaq, we may be exempt from certain corporate governance requirements that could adversely affect our public shareholders.

Since Mr. Yahui Zhou, our chairman of the board and chief executive officer, is the beneficial owner of a majority of the voting power of our issued and outstanding share capital following the completion of the initial public offering, we are qualified as a “controlled company” under the rules of the Nasdaq. Under these rules a company of which more than 50% of the voting power is held by an individual, group or another company is a controlled company and may elect not to comply with certain corporate governance requirements, including the requirement that a majority of our directors be independent, as defined in the Nasdaq rules, and the requirement that our compensation and corporate governance and nominating committees consist entirely of independent directors. We reply on certain corporate governance exemptions as described in Item 16G (Corporate Governance) of this annual report. So long as we remain a controlled company relying on any of such exemptions and during any transition period following the time when we are no longer a controlled company, you would not have the same protections afforded to shareholders of companies that are subject to all of the Nasdaq corporate governance requirements.

If a United States person is treated as owning at least 10% of our ADSs or shares, such person may be subject to adverse United States federal income tax consequences.

If a United States person is treated as owning (directly, indirectly or constructively) at least 10% of the value or voting power of our ADSs or shares, such person may be treated as a “United States shareholder” with respect to each “controlled foreign corporation,” or CFC, in our group. Where our group includes one or more United States subsidiaries, in certain circumstances we could be treated as a CFC and certain of our non-United States subsidiaries could be treated as CFCs (regardless of whether we are or are not treated as a CFC). We believe we and certain of our non-United States subsidiaries were treated as CFCs for our taxable year ended December 31, 2018.

A United States shareholder of a CFC may be required to annually report and include in its United States taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income” and investments in United States property by CFCs, whether or not we make any distributions. An individual that is a United States shareholder with respect to a CFC generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a United States corporation. A failure to comply with these reporting obligations may subject a United States shareholder to significant monetary penalties and may prevent starting of the statute of limitations with respect to such shareholder’s United States federal income tax return for the year for which reporting was due. We do not intend to monitor whether we or any of our non-United States subsidiaries are treated as CFCs or whether any investor is treated as a United States shareholder with respect to us or any of our CFC subsidiaries or to furnish to any United States shareholders information that may be necessary to comply with the aforementioned reporting and tax paying obligations. A United States investor should consult its own advisor regarding the potential application of these rules in its particular circumstances.

If we are a passive foreign investment company for United States federal income tax purposes for any taxable year, United States holders of ADSs or ordinary shares could be subject to adverse United States federal income tax consequences.

A non-United States corporation will be a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year if either (i) at least 75% of its gross income for such year is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income. A separate determination must be made after the close of each taxable year as to whether a non-United States corporation is a PFIC for that year. We do not believe that we were a PFIC for United States federal income tax purposes during the taxable year ended December 31, 2018. However, the application of the PFIC rules is subject to uncertainty in several respects.

In addition, the application of the PFIC rules to a “controlled foreign corporation” (as defined for United States federal income tax purposes), or CFC, in respect of its taxable year in which it becomes a publicly traded corporation are complex and unclear, and we cannot guarantee that the United States Internal Revenue Service, or IRS, will agree with any positions that we take. Accordingly, we cannot assure you that we will not be treated as a PFIC for 2018 or for any taxable year or that the IRS will not take a contrary position.

Changes in the composition of our income or composition of our assets may cause us to become a PFIC. The determination of whether we will be a PFIC for any taxable year may depend in part upon the value of our goodwill and other unbooked intangibles not reflected on our balance sheet (which may depend upon the market value of the ADSs or ordinary shares from time to time) and also may be affected by how, and how quickly, we spend our liquid assets and the cash raised in our initial public offering. Among other matters, if our market capitalization declines, we may be or become a PFIC because our liquid assets and cash (which are for this purpose considered assets that produce passive income) may then represent a greater percentage of our overall assets. Further, while we believe our classification methodology and valuation approach is reasonable, it is possible that the IRS may challenge our classification or valuation of our goodwill and other unbooked intangibles, which may result in our being or becoming a PFIC for the current or one or more future taxable years.

If we are a PFIC for any taxable year during which a United States person holds ADSs or ordinary shares, certain adverse United States federal income tax consequences could apply to such United States person. See “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company.”

Our memorandum and articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ordinary shares and the ADSs.

Our memorandum and articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADSs or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of the ADSs may fall and the voting and other rights of the holders of our ordinary shares and the ADSs may be materially and adversely affected.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Law (2018 Revision) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties owed to us by our directors under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. For example, we have elected to not have our compensation committee consist of entirely independent directors. We reply on certain corporate governance exemptions as described in Item 16G (Corporate Governance) of this annual report. However, if we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands company and the majority of our assets are located and the majority of our operations are conducted outside of the United States. In addition, a majority of our current directors and officers are nationals and residents of countries other than the United States. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of Norway may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 for so long as we are an emerging growth company. We will remain an emerging growth company until the earliest of (a) the last day of the fiscal year during which we have total annual gross revenue of at least US$1.07 billion; (b) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (c) the date on which we have, during the preceding three-year period, issued more than US$1.07 billion in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act, which would occur if the market value of the ADSs that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided by the JOBS Act.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. However, we have elected to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices for corporate governance matters that differ significantly from the Nasdaq corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the corporate governance listing standards.

As a Cayman Islands company listed on the Nasdaq, we are subject to Nasdaq corporate governance listing standards which permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards.

For instance, we are not required to: (i) have a majority of the board be independent; (ii) have a compensation committee or a nominations or corporate governance committee consisting entirely of independent directors; or (iii) have regularly scheduled executive sessions with only independent directors each year. We rely on certain corporate governance exemptions as described in Item 16G (Corporate Governance) of this annual report. To the extent we choose to follow home country practice in the future, our shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

Because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•	the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;

•	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

•

the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to continue to publish our results on a quarterly basis through press releases, distributed pursuant to the rules and regulations of the Nasdaq. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC is less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information, which would be made available to you, were you investing in a U.S. domestic issuer.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to vote with respect to the ordinary shares.

As a holder of ADSs, you will only be able to exercise the voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement. Under the deposit agreement, you must vote by giving voting instructions to the depositary. Upon receipt of your voting instructions, the depositary will try to vote the underlying ordinary shares in accordance with these instructions. You will not be able to directly exercise your right to vote with respect to the underlying shares unless you withdraw the shares. Under our amended and restated memorandum and articles of association, the minimum notice period required for convening a general meeting is seven days. When a general meeting is convened, you may not receive sufficient advance notice to withdraw the shares underlying your ADSs to allow you to vote with respect to any specific matter. If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to vote and you may have no legal remedy if the shares underlying your ADSs are not voted as you requested.

ADSs holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

The deposit agreement governing the ADSs representing our ordinary shares provides that, to the fullest extent permitted by law, ADS holders waive the right to a jury trial for any claim they may have against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws.

If we or the depositary were to oppose a jury trial based on this waiver, the court would have to determine whether the waiver was enforceable based on the facts and circumstances of the case in accordance with applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement, or by a federal or state court in the City of New York, which has non-exclusive jurisdiction over matters arising under the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this would be the case with respect to the deposit agreement and the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before investing in the ADSs.

If you or any other holders or beneficial owners of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us or the depositary. If a lawsuit is brought against us or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have, including outcomes that could be less favorable to the plaintiff(s) in any such action.

Nevertheless, if this jury trial waiver is not permitted by applicable law, an action could proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation or provision of the deposit agreement or the ADSs serves as a waiver by any holder or beneficial owner of ADSs or by us or the depositary of compliance with any substantive provision of the U.S. federal securities laws and the rules and regulations promulgated thereunder.

You may not receive dividends or other distributions on our ordinary shares and you may not receive any value for them, if it is illegal or impractical to make them available to you.

The depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on the ordinary shares or other deposited securities underlying your ADSs, after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act but that are not properly registered or distributed under an applicable exemption from registration. The depositary may also determine that it is not feasible to distribute certain property through the mail. Additionally, the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may determine not to distribute such property. We have no obligation to register under U.S. securities laws any ADSs, ordinary shares, rights or other securities received through such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to holders of ADSs. This means that you may not receive distributions we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to you. These restrictions may cause a material decline in the value of the ADSs.

You may experience dilution of your holdings due to inability to participate in rights offerings.

We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. Under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs, or are registered under the provisions of the Securities Act. The depositary may, but is not required to, attempt to sell these undistributed rights to third parties, and may allow the rights to lapse. We may be unable to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.

The requirements of being a public company may strain our resources and divert our management’s attention.

Upon completion of our initial public offering, we have become a public company and we are subject to the reporting requirements of the Exchange Act, the U.S. Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, the Dodd-Frank Act and the listing standards of Nasdaq as applicable to a foreign private issuer, which are different in some material respects from those required for a U.S. public company. We expect that the requirements of these rules and regulations will increase our legal, accounting and financial compliance costs, make some activities more difficult, time consuming and costly, and place significant strain on our personnel, systems and resources. See “—Risks Related to Our Business and Industry—Material weaknesses in our internal control over financial reporting have been identified, and if we fail to implement and maintain effective internal control over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud.” As a result of disclosure of information in this annual report and in filings required of a public company, our business and financial condition will become more visible, which we believe may result in threatened or actual litigation, including by competitors, shareholders or third parties. If such claims are successful, our business and operating results could be harmed, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and harm our business and operating results.

ITEM 4.	INFORMATION OF THE COMPANY

A.	History and Development of the Company

We trace our history back to 1996 and the launch of the first version of our “Opera” branded browser software. We have since been a pioneer in redefining the web browsing experience and providing personalized content discovery platforms for hundreds of millions of global internet users.

Opera Limited is an exempted company with limited liability incorporated in March 2018 in the Cayman Islands. We conduct our business mainly through our operating companies, including in particular Opera Software AS, a private limited liability company incorporated under the laws of Norway. We acquired Opera Software AS and its subsidiaries on November 3, 2016, from Otello Corporation ASA for a consideration of US$575.0 million, less working capital adjustments. This acquisition included the business of providing Opera’s mobile and PC web browsers, as well as certain related products and services.

We listed our ADSs on the Nasdaq Global Select Market under the symbol “OPRA” on July 27, 2018. One ADS corresponds to two underlying shares in Opera Limited. On August 9, 2018, we completed the initial public offering of 9,600,000 ADSs, and the underwriters exercised their over-allotment option on the same date for the purchase of an additional 334,672 ADSs. We also sold 9,999,998 shares, equivalent to 4,999,999 ADSs, in a concurrent private placement. Our pre-IPO shareholders held 190,250,000 shares, equivalent to 95,125,000 ADSs. Combined, following the IPO, Opera Limited had 220,119,342 shares outstanding, corresponding to 110,059,671 ADSs.

Our company is a holding company that does not have substantive operations. We conduct our principal activities through our subsidiaries. Our principal executive offices are located at Gjerdrums vei 19, 0484 Oslo, Norway. Our telephone number at this address is +47 23 69 24 00

B.	Business overview

Overview

Opera is one of the world’s leading browser providers and an influential player in the field of integrated AI-driven digital content discovery and recommendation platforms. Given the growing importance of online content consumption, we believe that the future of digital content discovery is one where consumers will enjoy highly personalized experiences enabled by AI algorithms and big data. With a long and proven track record of innovation in both core performance and functionality, and an established global brand, we served 326.7 million average MAUs in 2018, of which 251.1 million were smartphone and PC users, compared to 216.2 million smartphone and PC users in 2017.

We believe consumers opt to use our browsers because we provide a better-targeted solution versus their needs. Our browsers are available globally. We believe users in Africa and Asia are attracted to our mobile browsers predominantly because of their efficient design and usability, and that users across North America and Europe choose our mobile and PC browsers predominantly because of their unique features. Our mobile browsers, with a global user base of 326.7 million average MAUs in 2018, of which 192.6 million were smartphone users, compared to 168.1 million smartphone users in 2017, are among the market leaders in high growth regions such as South Asia, Southeast Asia and Africa in terms of market share, according to StatCounter. Our PC browsers, available for both Windows and macOS platforms, also had a substantial user base of 58.5 million average MAUs in 2018, compared to 48.1 million in 2017.

The browsers of today are transforming from web-browsing utilities into smarter products providing users with faster, easier and more personalized access to internet content. As technologies such as AI and big data analytics advance, consumers expect their online experiences to be increasingly customized, interactive and engaging. As a result, consumers are turning to mobile apps that deliver more personalized content discovery, enabled by big data and AI technologies. With our Opera browser serving as the initial portal through which our users access the internet, we can develop additional applications and functions on top to fulfill users’ needs and increase their time spent on our products.

We first launched Opera News, based on our AI-powered content discovery and recommendation platform, as an integrated service within our mobile browsers in January 2017. We also launched the standalone Opera News app in January 2018. We constantly refine and optimize our AI platform with insights from our massive user base and adopt technologies including natural language processing, computer vision and image understanding to process content, and machine learning technology, including gradient boosting decision trees and deep neural networks, in our recommendation engine to recommend personalized content to each individual user. Since the launch of Opera News, we have experienced tremendous user growth with 111.7 million average MAUs accessing Opera News in 2018, an increase from 36.4 million average MAUs in 2017.

In December 2018, we acquired an app-based microfinance service that offers instant credit to approved borrowers in Kenya under “OKash” and other local brands. In the fourth quarter of 2018, over 280,000 microloans were disbursed by the service. By the time of this report, our microfinance apps have been consistently achieving download volumes amongst the top ten most downloaded free Android apps in Kenya. This fintech business represents a new and profitable user-driven business opportunity that we believe will benefit from our existing reach and scale in our established African and Asian markets, in a similar fashion as Opera News.

Our growth strategy

The key elements of our growth strategy include:

Continue to grow smartphone and PC user base

We grew our smartphone and PC user base during 2018. We are focused on continuing to grow smartphone and PC users, as well as increasing their time spent on our products. We intend to accomplish this through a combination of product improvements, new feature or product offerings, increased marketing and distribution efforts and broadening of our product-wise geographic focus areas.

Increase monetization

Increasing monetization on a per-product, per-user basis is a key component to our revenue aspirations. We intend to improve our ad technology capabilities, increase monetization opportunities on newer products such as Opera News, and continue to optimize monetization of both mobile and PC browsers. Additionally, some of our established markets are less developed in terms of digital advertising, and we expect to benefit as these markets continue to mature.

Leverage the Opera brand and user base to drive opportunities in adjacent markets

We intend to leverage Opera’s established global brand and position as a leading browser provider and influential player in the field of integrated AI-driven digital content discovery and recommendation platforms, with 326.7 million average MAUs in 2018. We believe this creates opportunities in adjacent markets. For example, we have used this strong position to expand into fintech with our microfinance service.

Invest in select businesses supported by favorable underlying trends where Opera can make a difference

We have invested in select emerging market ventures ranging from social media focused on music and entertainment, African mobile money and payment services, and African licensed sports betting. We observe traffic patterns and verticals that are on a positive trajectory, and have decided to invest where we further see potential for mutually beneficial operational synergies. We believe such investments allow us to participate in, and support the emergence of, growth cases, in a way not always accessible for a direct financial investor given our brand and market position.

Our products for users

Our products for users include the web browsers Opera Mini, Opera for Android, Opera Touch and Opera for Computers, the standalone personalized news aggregation app Opera News, and our microfinance app Okash, also operating under other local brands. Our cloud-based technologies enabled over 314.9 million average MAUs in 2018 to discover and interact with the content and services that matter most to them. The application of leading AI-powered technologies and advanced data analytics and the recommendation engine built into our browsers and news app, and other products and services, give our users a better, faster and more personalized online experience and enable advertisers to target relevant users in a more precise way.

Our Mobile Browsers: Opera Mini, Opera for Android and Opera Touch

We currently have three mobile browser products: Opera Mini, Opera for Android and Opera Touch. Our mobile browser products are fast, and optimized for mobile browsing. All mobile browsers come with native ad blockers, which provide users with the option to further increase browser speed by blocking ads that are often slow and intrusive.

First launched in 2006, Opera Mini is a mobile browser that provides a faster browser experience on practically any smartphone or feature phone. Through the application of advanced data compression and saving technologies, Opera Mini has enabled hundreds of millions of users around the world to access the internet through their mobile devices, providing a reliable browsing experience regardless of their network conditions. Opera Mini is a cloud-based browser that is fast to install and takes up very little space on a user’s mobile phone. When browsing with Opera Mini, the data traffic goes through Opera servers, which compress web pages, including text and images, towards only 10% of their original size, reducing the amount of data that needs to be sent over mobile networks that are often congested. Moreover, the reduced data traffic consumption provides users with a significantly lower data cost compared to the default browser found on their phones.

Launched in 2013, Opera for Android is our flagship Android smartphone browser. It comes with a full browser engine, based on the Chromium project, and a user-friendly interface designed to give users a fast browsing experience on high-end smartphones. Opera for Android is a powerful and feature-rich browser, and is optimized for mobile phones with larger screens and tablets. In December 2018, Opera for Android became the first browser to feature an integrated Crypto Wallet, making it easy to use Ethereum based cryptocurrencies and blockchain powered web applications. The browser also enables users to block annoying cookie dialogs, and in March 2019, the browser became the first mobile browser to ship with an integrated VPN solution.

We launched our brand new mobile browser, Opera Touch, in the second quarter of 2018 for Android and in the fourth quarter of 2018 for iOS.

Opera Touch is designed for mobile phone users to use the browser with one hand while they are on the move. It is also designed to let users to share content from Opera Touch to their other devices in a faster and easier fashion than with other mobile browsers. We believe Opera Touch is a great companion app for our PC browser. The Opera Touch browser has won both the Red Dot Award in Communication Design 2018 and the iF DESIGN AWARD 2019 for its unique design and usability.

Our mobile browser users

Our mobile browser user base reached 256.4 million average MAUs in 2018, of which 180.8 million were smartphone users and 75.6 million were feature phone users. Our smartphone user base continues to grow throughout the world. The growth rate of our mobile browser user base has historically been strongest in regions where users had the greatest need for fast browsers on limited mobile networks, and often paid a relatively higher cost for data relative to their income. As a result, our mobile browsers have been very popular in Africa, South Asia and Southeast Asia.

Our PC browser: Opera for Computers

Opera for Computers is one of the most innovative and differentiated PC browsers on the market, catering to the high-end user segment that requires performance and features beyond those offered by the default system browsers on both Windows and macOS. Opera for Computers uses an Opera-tuned version of the Chromium browsing engine carefully optimized for performance metrics such as speed and laptop battery consumption. In addition, we provide users with unique features that are not found in other major web browsers.

Key features

Opera for Computers has unique features including a free, built-in VPN service that enhances user privacy and security, especially for laptops on public networks, subject to compliance with relevant local regulatory requirements. The browser also includes a battery-saving mode that can increase battery life by up to 50%, and a native ad block feature that increases page loading speeds by up to five times. Our PC browser makes it easier to shop online with built-in currency and foreign unit conversion, and makes communication easier by embedding social network services such as Facebook Messenger, WhatsApp, Telegram and VKontakte in the browser’s sidebar.

Our PC browser users

We have a large and active global PC user base with 58.5 million average MAUs in 2018, reaching 60.9 million average MAUs in the fourth quarter of 2018. Our PC browser user base has historically been prominent in regions that value our innovations in browser technology. As a result, our strongest PC region has been Europe, representing approximately 67% of our user base. In addition, we have experienced significant growth in other geographies such as Asia and the Americas in 2018, leading our overall PC user base to grow in 2018 versus 2017.

Our AI-powered news and content recommendations service: Opera News

Leveraging our massive user base and innovation capability, we launched the Opera News service in January 2017. Opera News is our AI-powered personalized news discovery and aggregation service. The service is both featured prominently as part of our browsers, and also made available as a standalone app. By providing AI-powered news and content recommendations, we have increased both user activity and the amount of time users spend in our online ecosystem. This has supported an attractive revenue growth trajectory that is predictable, recurring and fully scalable.

Key Opera News Features

We use our proprietary AI technologies to curate and intelligently recommend news, articles, videos and other online content that may be of interest to our users. Users can conveniently access this content through real-time intelligent ranking, top news and push notifications features. Moreover, Opera News utilizes natural language processing and other technologies to quickly process linguistic differences and nuances to assess and recommend online content across different languages and cultures. In December 2018, Opera News was available in over 30 languages across nearly 60 countries. When using an Opera product powered by our AI recommendation engine, people can efficiently discover, save and share online content that appeals to them.

Our latest initiative for Opera News was the launch of Instaclips in December 2018. Instaclips is a streaming video feature within the platform that is designed to captivate and engage our users with easy-to-consume, interest-based, short-form video clips. Following the launch, over 50% of daily Opera News App users with access to the feature opted to engage with Instaclips, consuming over 13 minutes of video clips per day, on average, paired with strong sharing metrics.

Our Opera News users

Growing the size of our Opera News user base is one of our strategic priorities. Since its launch in January 2017, its user base reached 111.7 million average MAUs in 2018 across those users that accessed Opera News from within Opera browsers and those that accessed it from the dedicated Opera News app. Leveraging our established monetization channels, the platform generated immediate revenues and serves as an additional access portal to partners and publishers.

We launched the standalone Opera News app on the Google Play Store and other Android app stores for certain African markets in January 2018. Within four weeks of its launch, the Opera News app generated over one million downloads and was the most downloaded app on the Google Play Store in Nigeria, Tanzania, Kenya and Ghana. The Opera News app user base has experienced rapid growth since its launch, averaging 11.7 million MAUs in 2018 and reaching 19.7 million average MAUs in the fourth quarter of 2018.

Our microfinance apps: OKash

Our app-based microfinance service offers instant microcredit to approved borrowers under “OKash” and other local brands. The apps are designed for young consumers with an income and are intended to simplify borrowing for "last mile" financial inclusion. Our microfinance service is unique as it uses artificial intelligence technologies to analyze the purpose of the loan as well as the repayment behavior of borrowers. The service also features an advanced security system that includes facial recognition.

Our microfinance service, which we acquired on December 19, 2018, disbursed over 280,000 short term microloans in Kenya during the fourth quarter of 2018. By the time of this report, our microfinance apps have been consistently achieving download volumes amongst the top ten most downloaded free Android apps in Kenya. Our microfinance business represents a new and profitable user-driven business opportunity that we believe will benefit from Opera’s existing reach and scale, in a similar fashion as Opera News.

Our partners

Monetization partners

Our monetization partners are companies that benefit from our online marketing and advertising services, including search engines, e-commerce and travel agencies and digital advertising platforms. Through placement of shortcuts, or Speed Dials, and advertisements in our browsers and apps, we have the ability to direct traffic to the websites of both global and local partners that provide services to our users. These companies pay us either for referring traffic to them or for displaying their advertisements.

Search Providers

We partner with internet search providers like Google and Yandex and have worked closely with them for over 15 years. These partnerships make available best-in-class search technology to our users and enhance the visibility of our brand. We share the revenue generated by our search partners when our users conduct searches initiated within the URL bar, default search page or search boxes embedded in our PC and mobile browsers.

We have had a search distribution agreement with Google since 2001. We entered into our current search distribution agreement with Google in 2012 with a two-year term. The agreement has since been amended and restated several times, with the term of the most current version extending to December 2020. Google may also extend the term by an additional 12-month period by providing 30 days written notice to us. We have had a search partner agreement with Yandex since 2007. We entered into our current partner agreement with Yandex in 2012 with a five-year initial term. The initial term was subsequently extended until April 2020. Following the initial term, the partner agreement automatically renews for additional two-year periods unless written notice is given by either party at least 30 days prior to the automatic renewal. Our agreements with Google and Yandex are subject to customary events of default, including failure to make payments, material breach, liquidation, as well as other termination trigger events as provided therein.

E-commerce and online travel agencies

We work closely with globally reputable e-commerce and online travel agencies, such as Booking.com, Amazon, AliExpress and eBay, as well as strong local brands like Flipkart, Tokopedia, Lazada and others. The value of these partnerships continues to rise through increased user engagement with such popular services within our browsers, as well as deeper integration of services and our AI technology, which allows for more accurate suggestions, price comparisons, personalized landing pages and one-click purchases.

We earn revenue from transactions initiated by our directed users via links provided on our Speed Dial homepage and other advertisements, typically in the form of a defined share of the revenue generated by these service providers.

Digital advertising platforms

We have established relationships with leading digital advertising platforms such as Google AdSense, AdMob by Google, Audience Network by Facebook and Baidu.

We allow these digital advertising platforms to display their advertisement inventories on our browsers and recognize revenue based on the amounts we are entitled to receive from such advertising partners. We also sell select premium advertising placements, such as banners, interstitials, videos, sponsored articles and notifications to global and local advertisers.

Retail sales

Our underlying browser business puts us in the position of being the gateway to the web. The ongoing consumer shift from offline retail to online shopping means this is an attractive position for us. We have established relationships with certain mobile operators and other vendors of mobile handsets, prepaid airtime and data in an effort to begin to explore ways in which we can capitalize on our position and build our brand through direct retail sales. We began retail sales of prepaid airtime and data, and eventually mobile handsets, to local consumers and wholesalers in the second half of 2018. Our focus has been to start building scale as we explore a wider retail opportunity.

Content Partners

We have formed strong relationships with high profile media companies, while also focusing on regional and local content providers in key markets in Sub-Saharan Africa, India and Indonesia. Some of our newest content provider partners include media houses such as France Media Monde, IOL, Indian Express, Cricbuzz, and IDN Times. These relationships enable us to obtain comprehensive news and other content that we can make available to users on our platform, provide more publicity for our content provider partners and generate revenues through the placement of advertising within our news service. We also analyze users’ behavior to improve the relevance of the news stories and advertisements that we show to each user based on their preferences.

Distribution Partners

We have long-term relationships with device manufacturers and chipset vendors worldwide, including many of the largest smartphone brands, such as Samsung, Huawei, OPPO and Tecno. This ensures cost-efficient and reliable distribution benefitting both these distribution partners and us. We cooperate with global OEMs at favorable rates based upon activation of pre-installations.

Technology

Technology is key to our success as it enables us to innovate, improve our users' experience and operate our business more efficiently. Our technology team is composed of highly skilled engineers, computer scientists and technicians whose expertise spans a wide range of areas. As of December 31, 2018, we employed a team of approximately 302 engineering and data analytics personnel, mainly located in Poland, China and Sweden, engaged in building our technology platform and developing new Opera products and services.

Artificial Intelligence

Through AI technologies, we have transformed our browsers and other products and services into an AI-powered content discovery and recommendation platform that provides our users with personalized news, videos and other online content. We leverage data from our existing user base and technologies, such as natural language processing, computer visioning and image recognition, deep learning and collaborative filtering, to develop our AI-powered content discovery and recommendation platform that we integrate into a variety of our products and services. Our AI platform evaluates billions of potentially correlated data points between each item of online content and each individual user to provide personalized content recommendations of high interest to our users.

Our key AI technologies implement the following powerful features:

•

Natural Language Processing. We use natural language processing, or NLP, and deep learning models to analyze, sort, extract, classify, process and better understand news content. Using NLP, we can quickly incorporate new languages into our AI-powered content discovery and recommendation platform. Our deep learning models, which include word embedding, advanced recurrent neural networks (e.g., long short-term memory and gated recurrent units), convolutional neural networks and attention-based deep neural networks, help us to extract keywords and tag topics and concepts. For example, with advanced NLP technology, Opera News can make intelligent recommendations among local news in Swahili to users in Africa who chose Swahili as their preferred language.

•

Computer Vision for Images and Videos. We analyze the images and videos that are associated with online text to better understand the content and optimize our recommendation engines. Deep learning is at the core of our image and video understanding technologies. Our deep learning convolutional neural network-based models analyze images and videos frame-by-frame and classify them into content categories that our recommendation engine refers to when recommending content to users.

•

Personalized Click Prediction Model. We developed a large-scale and personalized recommendation and click prediction ranking model that is based on real-time user interactions. Tens of billions of feature sets employ a Gradient Boost Decision Tree, or GBDT, model for raw feature transformation and large-scale Logistic Regression combined with Factorization Machine with attention mechanism and another Deep Neural Network model to output the click prediction of a user to a certain news article to decide the ranking of news article recommendations for such user.

•

Neural Collaborative Filtering and Networks. Our neural collaborative filtering technology uses deep learning based word-to-vector and embedding models that examine and assess more variables and allows for more intelligent filtered results than traditional user-based and item-based collaborative filtering technologies. Moreover, we developed multi-dimensional vector-based interest representations of user profiles that are more data rich than simple tag-based representations and combine them with deep layers of neural networks to create more accurate and personalized recommendations for our users.

Big Data Capabilities

We are able to quickly develop and scale our presence across different geographies, languages and cultures because of our big data capabilities. We have multiple data centers distributed across three continents that support massive petabyte-level distributed data storage and allow us to process in real-time hundreds of terabytes of data related to our users every day. We use data mining and analytics technologies to find patterns in the large amounts of data we collect, which helps us to understand our users and provide them with better content recommendations.

Cloud Compression Technologies

Our compression technologies, Turbo and OBML, are advanced compression technologies that are built into our apps to optimize data traffic and connection times for our users. These technologies allow our browsers to load web pages faster by downloading less data. Today, Turbo is our standard compression mode for high-end smartphones and computers, while OBML, adapted exclusively for Opera Mini, provides an extreme compression mode, which compresses web content by up to 90%, providing a good web browsing experience even on the most limited mobile data networks.

Network Infrastructure

We have built a reliable and secure network infrastructure that will fully support our operations. Our physical network infrastructure utilizes our private data centers that are linked with high-speed networking. We have developed our architecture to work effectively in a flexible cloud environment that has a high degree of elasticity. Our automatic provisioning tools have enabled us to increase our storage and computing capacity in a short period of time in response to increasing demand for our services. Our proprietary network application protocols ensure fast and reliable mobile communications under different network conditions in the various markets where we operate. The aim is to provide a consistent user experience across different devices, operating systems, carriers and network environments.

As of December 31, 2018, we owned approximately 6,600 servers in seven internet data centers located in Oslo, Amsterdam, St. Petersburg, Seattle, Ashburn and Singapore, with a total connectivity bandwidth of 890 Gbps (max throughput), an increase of 32.8% versus December 31,2017. We have also established a large-scale AI computing service cluster, including GPU processors, to provide computing power for our AI technologies.

Crypto Wallet

In 2018 we introduced a Crypto Wallet inside our browsers, enabling access to a new generation of blockchain-based Web 3 applications. This allows users to interact with these applications, send or receive various kinds of crypto-currencies to sites and users, as well as identify themselves to sites and hold unique digital items from blockchain-based games. Opera supports the Ethereum blockchain and its native currency, ETH, as well as hundreds of Ethereum-based crypto-currencies such as the DAI or USDC stablecoins.

Our Investments

Our business includes investments in certain associates and joint ventures:

Opay Digital Service Limited, or Opay, an associate in which we have a 19.9% equity interest, launched its mobile money services in 2018. Opay focused its efforts in Nigeria, a market characterized by a massive, un-banked population with low mobile money penetration. Opay launched an agent-centric operation in July as a means to reach the underserved population. By year-end, Opay had recruited 3,000 agents and December’s average daily transaction volume was in excess of US$1 million, with peak days exceeding US$1.5 million, placing Opay among top-tier mobile money providers in Nigeria less than one year after launch.

In 2018, Opay also launched a separate microfinance product in Kenya, branded OKash. The service is app-based and offers instant credit to approved borrowers. Initially, the service was primarily marketed to Opera browser users. In the fourth quarter of 2018, OKash generated US$1.7 million of revenue from 280,000 microloans, and held active licenses to provide similar microfinance products in four other countries. In late December 2018, we paid US$9.5 million to acquire this microfinance business from Opay. The transaction resulted in Opay recognizing a gain, of which our proportionate share of US$1.9 million was included in the share of Opay's net loss recognized by us.

Powerbets Holdings Limited, or Powerbets, a joint venture in which Opera has a 50.1% equity interest, provides a platform for sports betting, virtual sports betting, and gaming services throughout Africa. Having one of the largest gaming footprints in Africa, Powerbets is licensed in nine African markets and operational in seven.

nHorizon Innovation (Beijing) Software Ltd., or nHorizon, a joint venture in which Opera has a 29.1% equity interest, operates an Opera browser in China. nHorizon’s monetization partners include Baidu, Sogou and others. nHorizon consists of nHorizon Innovation (Beijing) Software Limited and nHorizon Infinite (Beijing) Software Limited. The joint venture was co-founded by Otello Corporation ASA and Telling Telecom in August 2011. The Group acquired the investment in nHorizon as a result of the acquisition of Opera Software AS in 2016.

StarMaker Inc, or StarMaker, an associate in which we invested US$30 million on November 5, 2018, in exchange for preferred shares in the company, resulting in a 19.4% equity interest, is a technology-driven social media company focused on music and entertainment. StarMaker enables users to record and share their own music videos, collaborate with other musicians, connect with other users and follow their idols on the social platform. During the second half of 2018, StarMaker expanded into short-form music and video clips of a more viral nature and increased its revenue by 53% compared with the first half of 2018, reaching an annualized revenue run-rate in excess of US$17 million in December. The preferred shares have dividend and liquidation preference. As part of the investment, we also obtained an option to increase our ownership to 51% in the second half of the year 2020.

User Privacy and Safety

The vitality and integrity of our user base is the cornerstone of our business. We dedicate significant resources to the goal of strengthening our user base through developing and implementing programs designed to protect user privacy, promote a safe environment, and ensure the security of user data. We also implement unique features in our products to protect users’ online digital presence, such as a free, no-log VPN service, native ad blocking and anti-tracking options.

Our privacy statements seek to describe our data use practices and how privacy works on our platforms in a user-friendly manner. We provide users with adequate notice as to what data is being collected and undertake to manage and use the data collected in accordance with applicable laws. We serve our European users from our business establishment in Norway and consequently all our processing of the personal data of such users is conducted in accordance with the General Data Protection Regulation, or GDPR. We serve our users outside of Europe primarily from our business establishment in Singapore. Regardless, we consider the protection of the personal privacy of each of our users to be of paramount importance.

We continuously strive to prevent unauthorized use, loss or leak of user data. In addition, we use a variety of technologies to protect the data with which we are entrusted and have a team of privacy professionals dedicated to the ongoing review and monitoring of data security practices. For example, we store all user data in an encrypted format and strictly limit the number of personnel who can access servers that store user data. For our external interfaces, we also utilize demilitarized zones and firewalls to protect against potential attacks or unauthorized access.

Product Marketing and Distribution

Our main source of marketing for our products and services is “word-of-mouth” from our large user base. The trust and reliance that our users place in us is a key growth driver of our business, since prospective users that hear positive feedback from their friends and colleagues about our products and services are more likely to try them. In 2018, organic installs represented approximately 64% of our new smartphone users. In parallel, we invest in advertising campaigns and paid online promotions to reach prospective users. We also cooperate with industry partners to promote our products. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.” In 2018, approximately 6% of new smartphone users originated from our paid online promotions. We normally set an annual budget for the overall spending on paid online promotions. In addition, we work closely with key device manufacturers and chipset vendors worldwide to pre-install Opera products and co-market our products and services. In 2018, approximately 30% of new smartphone users came from such partners. We have long-standing relationships covering most of the largest smartphone brands, including Samsung, Huawei, OPPO and Tecno.

Our products are available through our official website, www.opera.com, as well as the Google Play Store and Apple App Store.

Competition

We face intense competition with regards to all of the products and services we offer. In the browser space, we generally compete with other global browser developers, including Google (Chrome browser), Apple (Safari browser) and Microsoft (Internet Explorer and Edge browsers) that distribute their browsers via proprietary operating systems and devices, and with other regional internet companies that have strong positions in particular countries. In the content space, we face competition from other internet companies promoting their own content products and services globally, including Google, Apple and Facebook, and traditional media such as global or regional newspapers and magazines. Unlike some other large competitors, we primarily focus on key growth markets outside North America, which enables us to integrate unique content to local Opera News users via our evolving AI-powered content discovery and recommendation platform. In addition, we compete with all major internet companies for user attention and advertising spend.

Intellectual Property

We regard our patents, copyrights, service marks, trademarks, trade secrets and other intellectual properties as critical to our success. We rely on patents, trademarks, and copyrights, trade secret protection, and non-competition, confidentiality, and license agreements with our employees, customers, partners and others to protect our intellectual property rights. Despite our precautions, it may be possible for third parties to obtain and use our intellectual properties without authorization. Furthermore, the validity, enforceability and scope of protection of intellectual property rights in internet-related industries are uncertain and still evolving.

As of December 31, 2018, we had 217 active registrations of the OPERA, Opera with Red O (both old and new versions) and OPERA SOFTWARE trademarks in 88 countries/regions and 28 applications in 14 additional countries/regions. We also had 203 active registrations of the “O” logo in 74 countries/regions and 33 applications in 12 countries. Our main classes are 9, 35, 38 and 42. Opera also has a patent portfolio that includes 22 patents issued in the United States as well as certain international patent registrations. In addition, as of December 31, 2018, we had over 800 registered domain names related to our business.

Norwegian Regulations

Regulations on Foreign Investments

There are currently no general restrictions on foreign investments in Norway, but national restrictions exist on ownership of natural resources and on some specific activities (fishing, maritime transport and media). The Norwegian government also applies a “qualified ownership” test for significant ownership positions within the financial sector.

Regulations on Dividend Distributions

The Norwegian Private Limited Companies Act, or the PLCA, chapter 8 includes certain constraints on the distribution of dividends from Norwegian subsidiaries.

Section 8-1 of the PLCA provides that a Norwegian company may distribute dividends up to its distributable equity, to the extent that its net assets following the distribution covers the (i) share capital, (ii) reserve for valuation variances and (iii) reserve for unrealized gains. The total nominal value of treasury shares which the Norwegian company has acquired for ownership or as security prior to the balance sheet date, as well as credit and security to related parties shall be deducted from the distributable equity.

Dividends are declared by a shareholders’ resolution based on a recommendation from the board of directors. The calculation of the distributable equity is made on the basis of the balance sheet included in the latest approved annual accounts, provided, however, that the registered share capital as of the date of the resolution to distribute dividends shall be applied. Following the approval of the annual accounts for the last financial year, the shareholders may also authorize the board of directors to declare dividends on the basis of its annual accounts. Dividends may also be resolved by a shareholders’ resolution based on an interim balance sheet which has been prepared and audited in accordance with the provisions applying to the annual accounts and with a balance sheet date not further into the past than six months before the date of the resolution.

Dividends can only be distributed to the extent that the Norwegian company’s equity and liquidity following the distribution is considered sound. Dividends may be paid in cash or in some instances in kind.

The PLCA does not provide for any time limit after which entitlement to dividends lapses. Subject to various exceptions, Norwegian law provides a limitation period of three years from the date on which an obligation is due. There are no dividend restrictions or specific procedures for non-Norwegian shareholders to claim dividends, however withholding tax may apply.

Regulations on Foreign Exchange

There are currently no foreign exchange control restrictions in Norway that would potentially restrict the payment of dividends to a shareholder outside Norway. There is no maximum transferable amount either to or from Norway, although transferring banks are required to submit reports on foreign currency exchange transactions into and out of Norway into a central data register maintained by the Norwegian customs and excise authorities. The Norwegian police, tax authorities, customs and excise authorities, the National Insurance Administration and the Norwegian FSA have electronic access to the data in this register.

Regulations on Information Technology and Intellectual Property Rights

Norway adheres to key international agreements for the protection of intellectual property rights, hereunder the Paris Union Convention for the Protection of Industrial Property, Berne Copyright Convention, Universal Copyright Convention of 1952, Rome Convention and the TRIPS agreement.

The main acts governing intellectual property rights in Norway are the Patents Act of December 15, 1967, Designs Act of March 14, 2003, Trademarks Act of March 26, 2010, Copyrights Act of May 12, 1961 and Marketing Act of January 9, 2009. The latter also protects trade secrets.

Trademarks, designs and patents shall be registered upon application to the Norwegian Industrial Property Office, or the NIPO, in order to be valid in Norway. Patent applications which have been granted at the European Patent Office can be validated in Norway upon application to the NIPO.

Regulations on Data Protection and Information Security

The principal data protection legislation in Norway is the Personal Data Act of April 14, 2000 no. 31. The purpose of the act is to protect natural persons from violation of their right to privacy through the processing of personal data. Effective June 15, 2018, the Personal Data Act was amended to incorporate 016/679/EU - General Data Protection Regulation, on the protection of natural persons with regard to the processing of personal data and on the free movement of such data (or “GDPR”) in its entirety. GDPR now applies directly to all processing of personal data conducted in Norway or by Norwegian entities.

Regulations on Anti-money Laundering and the Prevention of Terrorism Financing

The Norwegian Anti-Money Laundering Act of June 1, 2018 and the Anti-Money Laundering Regulation of September 14, 2018, both entered into force on October 15, 2018., The purpose of this legislation is to prevent and detect money laundering and terrorist financing. The legislation is based on the EU Fourth Money Laundering Directive (Directive EU 2015/849) and FATF Recommendations. The legislation applies to reporting entities, such as banks, investment firms, insurance companies, etc. Reporting entities are obliged to apply a risk based approach when determining measures against money laundering and terrorist financing, including the performance of required customer due diligence measures. If a reporting entity suspects that funds are the proceeds of a criminal activity, or are related to terrorist financing, it is required to report its suspicions to the Norwegian national financial intelligence unit. The Company is not a reporting entity according to this legislation.

C.	Organizational Structure

The chart below summarizes our corporate structure and identifies our principal subsidiaries and their places of incorporation as of the date of this annual report:

Opera Limited
(Cayman Islands)
100%
Kunhoo Software LLC
(Cayman Islands)
100%
TenSpot Pesa Limited
(Hong Kong)
100%
Kunhoo Software Limited
(Hong Kong)
100%
Opesa South Africa (Pty) Limited
(South Africa)
80%
O-Play Kenya Limited(1)
(Kenya)
100%
O-Play Digital Services Ltd.
(Nigeria)
99%
O-Play Zambia Limited
(1% held by O-Play Kenya)
100%
Phoneserve Technologies Co. Ltd.
(Kenya)
PT Inpesa Digital Teknologi
Variable Interest Entity
(Indonesia)
100%
Kunhoo Software S.a.r.l.
(Luxembourg)
100%
Kunhoo Software AS
(Norway)
100%
Opera Software AS
(Norway)
100%
Opera Software Holdings LLC
(United States)
100%
Opera Software Ireland Ltd.
(Ireland)
100%
Opera Software International AS
(Norway)
100%
Hern Labs AB
(Sweden)
100%
Opera Software Americas LLC
(United States)
100%
Opera Software India Pvt. Ltd.
(India)
100%
Opera Software Poland Sp.z.o.o
(Poland)
100%
Opera Software Tech. (Beijing) Co. Ltd.
(PRC)
100%
Opera Software Netherlands B.V. (Netherlands)

______________________
(1)	20% held by a nominee shareholder.

D.	Property, Plants and Equipment

Our corporate headquarters is located in Oslo, Norway. Our principal technical development facilities are located in Wroclaw, Poland, Beijing, China and both Linköping and Gothenburg, Sweden. We also have smaller offices in India, Ireland and Kenya.

Our servers are hosted in leased data centers, primarily in the Netherlands, the United States and Singapore, with small data centers in Russia and Norway. The data centers in our network are owned and maintained for us by major domestic and international data center providers. We generally enter into leasing and hosting service agreements with renewal terms that range from one to three years.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information—D. Risk Factors” and elsewhere in this annual report.

A.	Operating Results

Major Factors Affecting Our Results of Operations

 Our business and operating results are affected by general factors affecting the global online content consumption and e-commerce industries, which include:

•	overall global economic growth;

•	mobile and PC internet usage and penetration rate by geography;

•	growth of online content consumption, and its popularity as an advertising medium;

•	growth of online commerce and related advertising; and

•	governmental policies and initiatives affecting online content consumption and e-commerce.

While our business is influenced by these general factors, we believe our results of operations are more directly affected by company specific factors, including the following major factors:

Our Ability to Maintain and Expand Our User Base, and Maintain and Enhance User Engagement

Our user base is important for our revenue generation, both because its sheer size makes us an attractive partner for search and advertising partners, and in terms of directly impacting our user-generated revenues. The following table presents certain of our user metrics for the periods indicated:

	Three months ended (1)
	March 31, 2016	June 30, 2016	Sept 30, 2016	Dec 31, 2016	March 31, 2017		June 30, 2017	Sept 30, 2017	Dec 31, 2017	March 31, 2018 (1)	June 30, 2018	Sept 30, 2018	Dec 31, 2018
	(in millions)
Smartphone browser average MAUs	141.3	138.1	146.1	164.1	160.0		160.6	171.5	180.4	182.0	174.3	178.6	188.5
Smartphone total average MAUs	141.3	138.1	146.1	164.1	160.0		160.6	171.5	180.4	184.3	182.2	196.0	208.0
PC browser average MAUs	51.7	45.3	40.5	42.2	42.6		45.6	49.4	54.8	57.4	57.1	58.4	60.9
Opera News average MAUs (2)	—	—	—	—	9.1	(3)	24.8	39.3	72.4	90.2	101.0	121.4	134.1

(1)	Average across the three months included in each period, with each month calculated as of its final day using a 30-day look back window.

(2)	Includes Opera News users within our browsers as well as the dedicated Opera News app.

(3)	Representing MAUs in March 2017 only, which is when MAU figures were first available.

Our total browser average MAUs in the three months ended December 31, 2018 was 319.4 million including 258.5 million mobile browser users and 60.9 million PC browser users. Our mobile browser users included 188.5 million smartphone users and 70.0 million feature phone users.

Our total smartphone average MAUs in the three months ended December 31, 2018 was 208.0 million. This figure is comprised of the 188.5 million smartphone browser users, and the 19.5 million users of the dedicated Opera News app. Most of our Opera News users during 2018 accessed the service from within our browsers as this service was launched a year prior to Opera News became available as a dedicated app.

Our smartphone browser user base followed a positive growth trend across 2016, 2017 and 2018, adding 47.2 million MAUs over that period with seasonally highest growth in the third and fourth quarters. As we oriented our marketing and distribution efforts around the new dedicated Opera News app during 2018, our overall smartphone user base grew faster than the browser subset, adding a total of 27.6 million in 2018 alone.

Our PC user base declined during the second and third quarters of 2016 as we focused the product and marketing on lower volume yet higher value segments, thereafter increasing by 20.4 million MAUs from the three months ended September 30, 2016 to the end of 2018.

Our ability to continue to effectively maintain and expand our user base will affect the growth of our business and our revenues going forward. We generate revenues from our business partners, including search providers and advertisers, who are drawn to our platform in part because of the size of our user base, its attractive demographics, and our level of user engagement. Our ability to maintain and expand our user base, as well as maintain and enhance user engagement, depends on, among other things, the effectiveness of our marketing and distribution spend, our ability to continuously offer comprehensive and effective products and services, recommend personalized content through technological innovation and provide a superior content discovery experience.

Our Ability to Monetize

We have long and deep relationships with our monetization partners. Changes in the revenue sharing or fee arrangements with our key monetization partners may materially affect our revenues, although we have not seen material impacts to our revenues over the 2016-2018 period from such pricing related factors. However, for example, a change in the revenue sharing percentage paid by certain of our major partners such as Google or Yandex, or a change in their payment policies or other contractual arrangements, could impact our revenues, either positively or negatively. Likewise, with respect to certain major advertising partners, changes in the fee rate we receive per click or per sale may affect our revenues.

Further, our revenue generation is affected by our ability to promote and improve our users’ experience with our partners’ services, and our ability to open advertising inventory.

In 2018, we had approximately 350 monetization partners. We intend to maintain and deepen our relationships with current partners and attract more partners to increase and diversify our revenue sources. Our ability to further increase the number of partners primarily depends on whether we can provide integrated marketing services and help them more precisely reach their targeted users through our AI-powered content discovery platform.

Our Brand Recognition and Market Leadership

We believe that the strong brand recognition of “Opera” is a key element of our success. Our ability to maintain our massive user base and brand recognition as a leading independent browser and content discovery platform is key to our ability to maintain and enhance relationships with our users, monetization partners, content partners and distribution partners. In addition, the reputation and attractiveness of our platform among internet users also serves as a highly efficient marketing channel for our new products and services.

Our Ability to Manage Our Operating Expenses

Our results of operations further depend on our ability to manage our operating expenses. Our operating expenses consist primarily of staff cost, marketing and distribution expenses, cost of revenue, server hosting expenses and rent. We expect the absolute amount of staff cost, server hosting expenses and rent to increase as we grow our business and as we make necessary adjustments to operate as a public company. We anticipate further investing in our growth by incurring increased marketing and distribution expenses as well as increased cost of revenue driven mainly by retail revenues, the new revenue category which began to scale in second half of 2018. However, over time, we expect our costs and operating expenses to decrease as a percentage of revenue as we improve our operating efficiency and as a result of economies of scale. As an example, our operating expenses totaled US$127.0 million in 2018, representing a 2.3% increase compared to 2017. As a percent of revenue, operating expenses represented 73.7% in 2018, compared to 96.3% in 2017.

Our Ability to Strengthen Our Technological Capabilities, Especially AI and Big Data

The internet business in general is undergoing constant technological evolution. In particular, AI and big data have been transforming, and will continue to transform, the internet industry, especially the content consumption market. We are dedicated to continually enhancing and applying our capabilities to new forms of content discovery and recommendation technologies and other applications. To maintain and enhance our innovation capabilities, we have increased our investments in product development and expect to continue to do so.

Critical Accounting Policies

Business Combinations, Goodwill

Business combinations, except those occurring under common control, are accounted for using the acquisition method. Acquired businesses are included in the consolidated financial statements from the date the Group obtains control. The cost of an acquisition is measured as the consideration transferred, which is measured at acquisition date fair value. Acquisition-related costs are expensed as incurred.

The Group initially measures goodwill at cost, being the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interests and any previous interest held, over the net identifiable assets acquired and liabilities assumed.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill is from the acquisition date allocated to the Group’s Cash Generating Units, or CGUs, that are expected to benefit from the transaction. The goodwill recognized by the Group is allocated to the Consumer Business CGU.

The acquisition of a microfinance business primarily operating under the brand OKash, as discussed in Note 28 to our consolidated financial statements included elsewhere in this annual report, occurred under common control. Business combinations under common control are accounted for using predecessor accounting. Under this method, assets and liabilities of the acquired entity are stated at predecessor carrying values; they were not measured at acquisition date fair values. No new goodwill is recognized. Any difference between the consideration given and the aggregate carrying value of the assets and liabilities of the acquired entity at the date of the transaction is included in equity in retained earnings. The acquired entity’s results, assets and liabilities are incorporated prospectively from the date on which the business combination between entities under common control occurred.

Impairment of Goodwill and Intangibles with Indefinite Lives

The Group assesses, at each reporting date, whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, the Group estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or CGU’s fair value less costs of disposal and its value in use. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. Based on our business and reporting set-up with one operating segment (Consumer Business), we have identified one single cash-generating unit.

Goodwill is tested for impairment annually as of 31 December and when circumstances indicate that the carrying value may be impaired.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

The Group bases its impairment calculation on detailed budgets and forecast calculations. These budgets and forecast calculations cover a period of one year. Because the length of the projection period for the cash flow forecast where a CGU has goodwill or intangible assets with indefinite lives is into perpetuity, we identify a “steady state” set of assumptions for the cash flows based an approach where we estimate cash flows for the following four years and then using the estimated cash flows in the final year of estimation as the basis for the terminal value. A long-term growth rate is calculated and applied to project future cash flows after projected period. See Note 9 to our consolidated financial statements included elsewhere in this annual report for more information.

For assets, excluding goodwill, an assessment is made at each reporting date to determine whether there is an indication that previously recognized impairment losses no longer exist or have decreased. If such indication exists, the Group estimates the asset’s or CGU’s recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized.

Revenue Recognition

Revenue from contracts with customers is recognized when control of the goods or services are transferred to the customer at an amount that reflects the consideration to which the Group expects to be entitled in exchange for those goods or services (the transaction price).

We have the following primary sources of revenue: search, advertising, retail, and technology licensing and other revenue.

As of 2019, a new fintech revenue category will be included following our late-2018 acquisition of a microfinance business.

Revenues from each of these areas are recognized as follows:

Search

Search revenue is generated when a user conducts a qualified search using an Opera search partner, such as Google or Yandex, through the built-in combined address and search bar provided in Opera’s PC and mobile browsers or when otherwise redirected to the search partner via browser functionality. We recognize search revenue in the period the qualified search occurs based upon the contractually agreed revenue share amount.

Advertising

Advertising comprises revenues from all other user-generated activities apart from search, such as industry-standard ad units, predefined partner bookmarks, or Speed Dials, and subscriptions of various promoted services that are provided by us. Revenue is recognized when our advertising services are delivered based on the specific terms of the underlying contract, which are commonly based on revenue sharing, clicks or subscription revenues collected by third parties on behalf of the Group.

The majority of advertising revenue is reported based on the amounts the Group is entitled to receive from advertising partners. In limited instances where the Group has developed or procured a service which it promotes to the users, the Group considers itself the principal party to a transaction and not an agent of another entity. In such cases, the Group will recognize revenue on a gross basis. In the Group’s determination as to whether it is the principal, it considers its (i) responsibility to provide the service to the end-user, (ii) ability to determine pricing, (iii) exposure to risk. The associated costs for these transactions are included in the Statement of Operations within cost of revenue.

Retail

Retail is a new revenue stream with activity starting from the third quarter of 2018. It includes sale of prepaid airtime and data to consumers and wholesalers in certain African countries and Indonesia. Retail revenues also includes consideration from sale of handsets to wholesalers in Indonesia. Revenue is recognized when the contracted good or service is transferred to the customer, after which the Group does not have any remaining obligations, except for a potential obligation to provide refunds customers in some arrangements if certain criteria are met. This right of refund creates variability in the transaction price. The amount of revenue recognized includes variable consideration to which we expect to be entitled. In 2018, customers’ right of refund did not materially impact the amount of revenue recognized. The Group updates its estimates of refund liabilities (and the corresponding change in the transaction price) at the end of each reporting period.

The Group has concluded that it is a principal for all its existing arrangements with customers classified as retail, based on the factors discussed above for Advertising revenue. Although other parties are involved in the supply of the contracted good or service to the customer, Opera controls the contracted good or service before it is transferred.

Technology Licensing and Other Revenue

Technology licensing and other revenues include other revenues that are not generated by our user base, such as revenues from device manufacturers and mobile communications operators, and delivery of professional services. Licensing agreements may include licensing of technology, related professional services, maintenance, supporting and hosting services to third parties, as well as providing professional services, and enabling customized browser configurations to mobile operators.

Licensing agreements may in addition to licensing of technology, include related professional services, maintenance and support, as well as hosting services. Depending on the customization and integration level, the software licenses are either distinct or not distinct performance obligations from related professional services, and accordingly, the licensing revenue is recognized either separately when control is transferred to the customer or together with the implementation services. Sale of licenses that are part of a multi-element contract where the license is not distinct from maintenance, support or hosting services, are recognized over the contract period.

Maintenance, support and hosting revenues are generally recognized ratably over the term that these services are provided.

Revenue from software developed specifically for one customer is recognized over the development period in line with the degree of completion, provided that the criteria for recognizing revenue over time defined in IFRS 15 are met.

Revenue from distinct professional services are recognized over the development period in line with the degree of completion.

Set-up activities that do not result in the transfer of a promised good or service, are not identified as a performance obligation to the customer. The costs of set-up activities are recognized as an asset, provided the criteria defined in IFRS 15 are met.

The allocation of revenue for contracts with multiple elements is based on the Group’s estimate of its standalone selling prices. Such estimates are based on relevant historical information and can include past contracts with fewer elements, or the Group’s typical hourly rates for professional services compared with an estimated number of hours required.

Revenue from operators is included in the “Technology licensing and other revenue” category even if there are variable components that scales with the number of users. This is related to the fact that such operator agreements typically contain licensing fees based on usage, as well as hosting and support services.

Share-based Payments

On April 7, 2017, we adopted a restricted share unit plan, or the RSU Plan, for our qualified employees, directors and officers. On January 19, 2019, we adopted an amended and restated share incentive plan, or the Plan. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plan” for details of the newly adopted Plan. Our share incentive plans are considered share-based payment program under IFRS 2.

Estimating fair value for a share-based payment transaction requires determination of the most appropriate valuation model, which depends on the terms and conditions of the grant. The valuation model also requires determination of the most appropriate inputs including the life of the grant, volatility and dividend yield and making assumptions about them.

We are not required to cash settle any equity awards in any scenario. As a result, we consider all equity awards to be equity settled in the context of the consolidated our financials.

The number of equity awards are presented on a basis where each unit represents one American Depository Share, or ADS, in Opera Limited. In parallel with our IPO, all RSU Plan grants were adjusted by factor of 0.4 to reflect the transfer of the program to Opera Limited, an entity with 200 million outstanding shares at the time of the transfer. The factor of 0.4 represented the ratio of 200 million outstanding shares of Opera Limited to the 500 million shares assumed in the RSU plan, and ensured that each RSU award maintained the same value after the transfer of the program to Opera Limited. Further, as one ADS in Opera Limited represents two underlying shares in Opera Limited, reported RSU grants have been further adjusted by a factor of 0.5, such that the reported RSUs correspond to the ultimate number of ADSs that would be awarded to employees.

As of December 31, 2018, 4,244,132 million RSUs, corresponding to 8,488,264 underlying shares in Opera Limited were outstanding, and included both service-based and performance conditions to vest. The default vesting schedule for the majority of the 2017 grants were 20%, 20%, 30%, 30% on January 1, 2018, 2019, 2020 and 2021, respectively, and one year later for the majority of the grants made in 2018. We recognize share-based remuneration using the accelerated attribution method, net of estimated forfeitures. The grant date fair value of RSUs is based on the fair value of the underlying stock on the date of grant.

The following table summarizes our equity award activity under the RSU Plan as of December 31, 2018:

As of December 31, 2018
Outstanding at period start	3,882,600
Number of RSUs granted	516,000
Number of RSUs forfeited	(154,468)
Number of RSUs outstanding at period end	4,244,132
Weighted-average remaining vesting period (years)	0.97

Fair Value of Our Restricted Share Units/Options

We estimate the fair value of equity grants by pairing the fair value of the underlying equity interest on the date of the grant with market conditions using the Monte Carlo simulation model. The models require the input of highly subjective assumptions including the estimated expected share price volatility and the share price upon which our employees are likely to exercise the equity grants. We historically have been a private company and lacked information on our share price volatility. Therefore, we estimated our expected share price volatility based on the historical volatility of a group of similar companies that are publicly-traded for purposes of equity grant valuations. When selecting these public companies on which we have based our expected share price volatility, we selected companies with characteristics similar to us, including the invested capital’s value, business model, risk profiles, position within the industry, and with historical share price information sufficient to meet the contractual life of our equity grants. We will continue to apply this process until a sufficient amount of historical information regarding the volatility of our own share price becomes available. The risk-free interest rates for the periods within the contractual life of the equity grants are based on the U.S. Treasury yield curve in effect during the period the equity grants were made.

The assumptions we adopted to estimate the fair value of awarded RSUs were as follows:

	Year ended December 31, 2017	Year ended December 31, 2018
Current share price valuation (US$)	5.70	7.75
Expected volatility	37.44%	35.29%
Risk free interest rate (%)	1.61%	2.43%
Dividend yield (%)	0%	0%
Duration of initial simulation period (years to longstop date)	4.55	4.73
Duration of second simulation period with postponed exercise (years)	3.00	3.00
Fair value at the measurement date (US$)	4.50	7.12

Although the fair value of awards is determined based upon a grant date fair value, social security costs is accrued on the awards based upon the period-end intrinsic value which required management judgment prior to our IPO, and is based on the closing ADS price of each period post our IPO. We recognize the intrinsic value of the social security costs related to the awards less estimated forfeitures as an expense over the vesting period in the same manner as a cash settled award. The social security cost element could be volatile if the intrinsic value fluctuates.

These assumptions represented our best estimates, but the estimates involve inherent uncertainties and the application of our judgment.

See Note 25 to our consolidated financial statements included elsewhere in this annual report for a detailed discussion.

Capitalized Development Costs and Customer Relationships

Certain costs of developing new features, together with significant and pervasive improvements of core functionality, are capitalized as development costs and amortized on a straight-line, three-year basis. Other engineering work related to research activities or ongoing product maintenance, such as “bug fixes,” updates needed to comply with changes in laws and regulations, or updates needed to keep pace with the latest web trends are expensed as ordinary compensation costs in the period they are incurred. Acquired intangible assets related to customer relationships are recognized at cost less accumulated amortization and impairment losses, and are amortized over up to 15 years. We evaluate customer relationships for impairment when circumstances warrant.

Income Taxes

Income tax consists of the sum of (i) current year income taxes payable plus (ii) the change in deferred taxes and liabilities, except if income taxes relate to items recognized in other comprehensive income, in which case it is recognized in other comprehensive income (loss). Income taxes include all domestic and foreign taxes, which are based on taxable profits, including withholding taxes. Current year income taxes payable is the expected tax payable on the taxable income for the year, using tax rates enacted or substantially enacted at the year end, and any adjustment to tax payable in respect of previous years.

We recognize income taxes in the income statement except to the extent that it relates to items recognized directly in equity or in comprehensive income. We include deductions for uncertain tax positions when it is probable that the tax position will be sustained in a tax review. We record provisions relating to uncertain or disputed tax positions at the amount expected to be paid. The provision is reversed if the disputed tax position is settled in favor of us and can no longer be appealed.

Deferred tax is provided using the liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the reporting date. We only recognize a deferred tax asset to the extent that it is probable that future taxable profits will allow the deferred tax asset to be realized. Recognized assets are reversed when realization is no longer probable.

See Note 24 to our consolidated financial statements included elsewhere in this annual report for a detailed discussion.

Unaudited Pro Forma Consolidated Financial Information

The unaudited pro forma consolidated statement of operations for the year ended December 31, 2016, is based on the historical audited consolidated financial statements of the Group and the audited consolidated financial statements of the acquired Consumer Business, held by Opera Software AS with subsidiaries when acquired (such financial information presented as “Predecessor”). All financial statements, including the Predecessor statements, were prepared in accordance with IFRS using the accounting policies described in our audited consolidated financial statements. Opera Limited's predecessor (Kunhoo Software LLC) was formed on July 26, 2016, and had no operations prior to the acquisition of the Opera Software AS, although it did incur significant transaction costs prior to the acquisition date. See “Item 4. Information on the Company—A. History and Development of the Company.” These pro forma consolidated financial statements give effect to the acquisition of Opera Software AS by the Group as if the acquisition had occurred as of January 1, 2016. The actual acquisition date was November 3, 2016, and included cash consideration of US$575.0 million less working capital adjustments of US$17.3 million that were settled in cash in December 2016 and January 2018. No financing obligations were incurred as a result of the transaction.

Basis of Preparation

The unaudited pro forma financial information was prepared in accordance with Article 11 of Regulation S-X. Accordingly, the historical consolidated financial statements have been adjusted in the pro forma financial statements to give effect to pro forma events that are (i) directly attributable to the acquisition of Opera Software AS, (ii) expected to have a continuing impact on the Group and (iii) factually supportable.

In preparing the unaudited pro forma consolidated financial information, we have utilized the values of identifiable tangible and intangible net assets acquired, including goodwill resulted from the purchase price allocation used to record the purchase of Opera Software AS, and related depreciation and amortization periods and income tax effects when applicable.

The unaudited pro forma financial consolidated statement of operations does not necessarily reflect what our consolidated results of operations would have been had the acquisition occurred on January 1, 2016. It may also not be useful in predicting future results of operations for the combined Group. The unaudited pro forma statement of operations does not reflect the realization of any expected cost savings as a result of initiatives following the completion of the acquisition. The unaudited pro forma consolidated financial information should be read in conjunction with “Item 3. Key Information—D. Risk Factors”, “Item 5. Operating and Financial Review and Prospects” and the audited consolidated financial statements and the related notes included elsewhere in this annual report.

Assumptions underlying the pro forma adjustments are described in the accompanying notes, which should be read in conjunction with the unaudited pro forma consolidated statement of operations.

Unaudited Pro Forma Consolidated Statement of Operations

	Predecessor for the period from January 1, 2016 to November 3, 2016	Successor Group from inception on July 26, 2016 to December 31, 2016	Pro forma adjustments	Note	Unaudited pro forma consolidated Group for the year ended December 31, 2016
		(US$ in thousands)
Revenue and other income:
Revenue	88,518	18,767	—		107,285
Other income	—	—	—		—

Operating expenses:
Cost of revenue	(638)	(469)	—		(1,107)
Personnel expenses including share-based remuneration	(35,493)	(5,972)	—		(41,465)
Depreciation and amortization	(9,586)	(3,082)	(4,044)	(1)	(16,712)
Other expenses	(42,486)	(19,032)	6,100	(2)	(55,418)
Restructuring costs	(3,911)	—	—		(3,911)
Total operating expenses	(92,113)	(28,555)	2,056		(118,613)
Operating profit (loss)	(3,595)	(9,788)	2,056		(11,328)
Income (loss) from associates and joint ventures:
Share of net income (loss) of associates and joint ventures	(2,664)	(237)	—		(2,901)

Net finance income (expense):
Finance income	—	37	—		37
Finance expense	(1,378)	(24)	—		(1,402)
Net foreign exchange gain (loss)	(1,212)	212	—		(1,000)
Net finance income (expense)	(2,590)	225	—		(2,365)
Net income (loss) before income taxes	(8,849)	(9,800)	2,056		(16,594)
Income tax (expense) benefit	743	2,096	1,011	(3)	3,850
Net income (loss)	(8,106)	(7,704)	3,067		(12,744)

Notes to the Unaudited Pro Forma Consolidated Statement of Operations

(1)

The adjustment to amortization expense was determined by calculating amortization expense on individual intangible assets assuming that post-acquisition values and useful lives were applied from January 1, 2016, and subtracting the corresponding historical amortization expense on the same assets. The most significant increases in intangible assets with definite lives resulting from the business combination included technology and customer relationships which increased an aggregate of US$51.8 million compared to historical amounts and are amortized over periods ranging from 5 to 15 years on a straight-line basis. In addition, trademarks of US$70.6 million were acquired and determined to have an indefinite useful life and accordingly are not amortized.

(2)	This adjustment represents the elimination of non-recurring transaction costs incurred by the Group of US$6.1 million which are directly related to the acquisition of Opera Software AS.

(3)

The adjustment to income tax expense for the items specified in note (1) is based upon the 2016 statutory tax rate in Norway, where all intangible assets that were subject to an increase in post-acquisition value are held, of 25%. Income tax expense was not adjusted for the transaction costs related to the acquisition since no corresponding tax benefit has been recognized in the historical financial statements of the Successor for the period from July 26, 2016 to December 31, 2016.

The tables below show further details for certain captions included within the unaudited pro forma consolidated statement of operations. This information is derived from the sum of amounts included in the Predecessor for the period from January 1 to November 3, 2016 and the Successor for the period from July 26 to December 31, 2016 in Notes 4, 5 and 6 of the consolidated financial statements and the pro forma adjustments described above.

	Predecessor for the period from January 1, 2016 to acquisition on November 3, 2016	Successor Group from inception on July 26, 2016 to December 31, 2016	Pro forma adjustments	Unaudited pro forma consolidated Group for the year ended December 31, 2016
		(US$ in thousands)
Pro forma revenue by revenue type:
Search	44,347	10,215	—	54,561
Advertising	27,960	5,219	—	33,180
Technology licensing/other	16,211	3,333	—	19,544
Total Revenue	88,518	18,767	—	107,285

Pro forma revenue by customer location:
Ireland	32,730	9,310	—	42,041
Russia	13,883	2,868	—	16,751
Other	41,904	6,589	—	48,494
Total Revenue	88,518	18,767	—	107,285

Pro forma personnel expenses including share-based remuneration:
Personnel expenses excluding share-based remuneration	34,579	5,972	—	40,551
Share-based remuneration, including related social security costs	914	—	—	914
Total personnel expenses including share-based remuneration	35,493	5,972	—	41,465

Pro forma other expenses:			—
Marketing and distribution	22,550	7,980	—	30,530
Hosting	7,894	2,215	—	10,109
Audit, legal and other advisory services	1,577	6,359	(6,100)	1,836
Software license fees	1,068	253	—	1,320
Rent and other office expenses	3,407	545	—	3,952
Travel	1,880	983	—	2,862
Other	4,110	698	—	4,808
Total other expenses	42,486	19,032	(6,100)	55,418

Description of Certain Statement of Operations Items

Revenue

We currently generate revenue primarily from search, advertising, retail, and technology licensing and other revenues. The table below sets forth the revenue, both in absolute amount and as a percentage of total revenue for the periods indicated.

	2016						2017		2018
	Predecessor for the period from January 1, 2016 to November 3, 2016	% of total revenue	Successor Group from inception on July 26, 2016 to December 31, 2016	% of total revenue	Unaudited pro forma consolidated Group for the year ended December 31, 2016	% of total revenue	Successor Group for the year ended December 31, 2017	% of total revenue	Successor Group for the year ended December 31, 2018 (1)	% of total revenue
			(US$ in thousands, except for percentages)
Revenue:
Search	44,347	50.1	10,215	54.4	54,561	50.9	68,192	52.9	80,204	46.6
Advertising	27,960	31.6	5,219	27.8	33,180	30.9	41,047	31.8	59,895	34.8
Retail	-	-	-	-	-	-	-	-	9,287	5.4
Technology licensing/other	16,211	18.3	3,333	17.8	19,544	18.2	19,653	15.2	22,890	13.3
Total Revenue	88,518	100.0	18,767	100.0	107,285	100.0	128,893	100.0	172,276	100.0

(1)

Effective January 1, 2018, the Group adopted IFRS 15 Revenue from Contracts with Customers. The impact of adopting IFRS 15 is described in Note 3 to our consolidated financial statements included elsewhere in this annual report.

Search revenue accounted for 54.4%, or 50.9% on a pro forma consolidated basis, of our total revenue in 2016, and 52.9% and 46.6% of our total revenue in 2017 and 2018, respectively. Through revenue sharing arrangements with our search partners including Google and Yandex, we generate search revenue when our users conduct searches initiated within the URL bar, default search page or search boxes embedded in our PC and mobile browsers, or otherwise redirected to our search partners via our browser functionality.

Advertising revenue accounted for 27.8%, or 30.9% on a pro forma consolidated basis, of our total revenue in 2016, and 31.8% and 34.8% of our total revenue in 2017 and 2018, respectively. We generate advertising revenue by referring traffic from our platform to e-commerce partners, online travel agencies and other partners, and by selling advertisements. The fee arrangements generally include revenue sharing, cost per click or subscription revenues collected by third parties on our behalf.

Retail revenue accounted for 5.4% of total revenue in 2018. We started to generate retail revenue from the second half of 2018, when we began scaling sales, both retail and wholesale, of prepaid data, airtime, and mobile handsets.

Technology licensing and other revenue accounted for 17.8%, or 18.2% on a pro forma consolidated basis, of our total revenue in 2016, and 15.2% and 13.3% of our total revenue in 2017 and 2018, respectively. We generate licensing and other revenue mainly from licensing of our proprietary compression technology and providing related maintenance, supporting and hosting services to third parties, as well as providing professional services, and enabling customized browser configurations to mobile operators.

Geographically, our revenue in 2018, 2017 and 2016 was generated primarily from monetization partners domiciled in Ireland and Russia, with no other country exceeding 10% of our total revenue. The table below sets forth the revenue by monetization partners’ domiciled country, both in absolute amount and as a percentage of total revenue for the periods indicated. The breakdown of revenue by country reflects the country of domicile for our direct source of revenues from our monetization partners which is not necessarily an indication of where user activities occur because the end users are located globally.

	2016						2017		2018
	Predecessor for the period from January 1, 2016 to November 3, 2016	% of total revenue	Successor Group from inception on July 26, 2016 to December 31, 2016	% of total revenue	Unaudited pro forma consolidated Group for the year ended December 31, 2016	% of total revenue	Successor Group for the year ended December 31, 2017	% of total revenue	Successor Group for the year ended December 31, 2018 (1)	% of total revenue
			(US$ in thousands, except for percentages)
Ireland	32,730	37.0	9,310	49.6	42,041	39.2	63,152	49.0	76,791	44.6
Russia	13,883	15.7	2,868	15.3	16,751	15.6	18,251	14.2	17,356	10.1
Other	41,904	47.3	6,589	35.1	48,494	45.2	47,490	36.8	78,129	45.3
Total revenue	88,518	100.0	18,767	100.0	107,285	100.0	128,893	100.0	172,276	100.0

(1)

Effective January 1, 2018, the Group adopted IFRS 15 Revenue from Contracts with Customers. The impact of adopting IFRS 15 is described in Note 3 to our consolidated financial statements included elsewhere in this annual report.

Other Income

 In 2017, we entered into a set of agreements with a customer that included a sale of intellectual property, perpetual licensing of other technology, and certain time-restricted hosting services. The licensed technology was in part procured for licensing from a third party. The sale of intellectual property, net of associated costs amounted to US$5.5 million and was recognized as other income. Proceeds allocated to the licensing of our own intellectual property as well as hosting services is recognized as technology licensing and other revenue.

 Operating Expenses

We categorize our operating expenses into (i) cost of revenue, (ii) personnel expenses including share-based remuneration, (iii) depreciation and amortization, (iv) other expenses and (v) restructuring costs. The table below sets forth our operating expenses, both in absolute amount and as a percentage of total revenue, for the periods indicated.

	2016							2017		2018 (4)
	Predecessor for the period from January 1, 2016 to November 3, 2016	% of total revenue	Successor Group from inception on July 26, 2016 to December 31, 2016	% of total revenue	Unaudited pro forma consolidated Group for the year ended December 31, 2016		% of total revenue (3)	Successor Group for the year ended December 31, 2017	% of total revenue	Successor Group for the year ended December 31, 2018	% of total revenue
			(US$ in thousands, except for percentages)
Cost of revenue	638	0.7	469	2.5	1,107		1.0	1,303	1.0	13,316	7.7
Personnel expenses including share-based remuneration	35,493	40.1	5,972	31.8	41,465		38.6	44,315	34.4	40,968	23.8
Depreciation and amortization	9,586	10.8	3,082	16.4	16,712	(1)	15.6	16,604	12.9	12,694	7.4
Other expenses	42,486	48.0	19,032	101.4	55,418	(2)	51.7	58,652	45.5	59,997	34.8
Restructuring costs	3,911	4.4	—	—	3,911		3.6	3,240	2.5	-	-
Total operating expenses	92,113	104.1	28,555	152.2	118,613		110.6	124,114	96.3	126,975	73.7

(1)	Including a pro forma adjustment of amortization expenses of US$4.0 million. See “—Unaudited Pro Forma Consolidated Financial Information.”

(2)	Including a pro forma adjustment of non-recurring transaction costs of US$6.1 million. See “—Unaudited Pro Forma Consolidated Financial Information.”

(3)	Calculated based on consolidated pro forma revenue for the year ended December 31, 2016 of US$107.3 million.

(4)	Effective January 1, 2018, the Group adopted IFRS 9 Financial Instruments. The impact of adopting IFRS 9 is described in Note 3 to our consolidated financial statements included elsewhere in this annual report.

Cost of Revenue

Our cost of revenue (formerly “Payouts to publishers and monetization partners”) primarily comprises inventory cost incurred for the purchase of data, airtime and handsets, as well as publisher costs and costs of any platform or collection service used to facilitate subscription services where we are the principal of the transaction, which typically consist of fees based upon a percentage of relevant revenues, such as publishers providing content in which we deliver mobile advertisements or operators facilitating payments of Opera branded services. We expect our cost of revenue to increase in absolute amounts and relative to revenues in the foreseeable future due to the anticipated growth of our business, including the full-year effect of our retail business and increasing exposure to content monetization.

Personnel Expenses including Share-based Remuneration

Our personnel expenses including share-based remuneration primarily consist of salaries and bonuses with applicable social security costs, external temporary hire cost and other personnel related expenses, as well as share-based remuneration, including related social security costs. Personnel expenses are net of capitalized development expenses, which amounted to US$0.3 million in 2016, or US$1.9 million on a pro forma consolidated basis, including US$1.6 million capitalized in the period from January 1, 2016 to November 3, 2016, US$3.5 million in 2017 and US$4.5 million in 2018. Capitalized development expenses in 2018 related mainly to the development of Opera News. We expect our personnel expenses to increase in absolute amounts in the foreseeable future due to the anticipated growth of business and expansion of our global operations, as well as periodic salary adjustments. For details of our share incentive plan, see “—Critical Accounting Policies—Share-based payment.” The table below sets forth the breakdown of our personnel expenses, both in absolute amount and as a percentage of total revenue for the periods indicated.

	2016						2017		2018
	Predecessor for the period from January 1, 2016 to November 3, 2016	% of total revenue	Successor Group from inception on July 26, 2016 to December 31, 2016	% of total revenue	Unaudited pro forma consolidated Group for the year ended December 31, 2016 (1)	% of total revenue (1)	Successor Group for the year ended December 31, 2017	% of total revenue	Successor Group for the year ended December 31, 2018	% of total revenue
			(US$ in thousands, except for percentages)
Personnel expenses excluding share-based remuneration	34,579	39.1	5,972	31.8	40,551	37.8	34,819	27.0	36,121	21.0
Share-based remuneration, including related social security costs	914	1.0	—	—	914	0.9	9,496	7.4	4,846	2.8
Total	35,493	40.1	5,972	31.8	41,465	38.6	44,315	34.4	40,968	23.8

(1)	Calculated based on consolidated pro forma revenue for the year ended December 31, 2016 of US$107.3 million.

Other Expenses

Our other expenses primarily consist of marketing and distribution expenses, which includes payments to distribution partners; hosting expenses; professional advisory service fees; software license fees, rent and other office expenses and travel expenses. We expect our other expenses to increase in absolute amounts in the foreseeable future due to the anticipated growth of our business as well as accounting, insurance, investor relations and other public company costs. The table below sets forth the breakdown of our other expenses, both in absolute amount and as a percentage of total revenue for the periods indicated.

	2016							2017		2018
	Predecessor for the period from January 1, 2016 to November 3, 2016	% of total revenue	Successor Group from inception on July 26, 2016 to December 31, 2016	% of total revenue	Unaudited pro forma consolidated Group for the year ended December 31, 2016		% of total revenue(2)	Successor Group for the year ended December 31, 2017	% of total revenue	Successor Group for the year ended December 31, 2018 (3)	% of total revenue
			(US$ in thousands, except for percentages)
Marketing and distribution	22,550	25.5	7,980	42.5	30,530		28.5	30,971	24.0	31,581	18.3
Hosting	7,894	8.9	2,215	11.8	10,109		9.4	12,105	9.4	10,146	5.9
Audit, legal and other advisory services	1,577	1.8	6,359	33.9	1,836	(1)	1.7	3,529	2.7	8,324	4.8
Software license fees	1,068	1.2	253	1.3	1,320		1.2	1,346	1.0	1,799	0.1
Rent and other office expenses	3,407	3.8	545	2.9	3,952		3.7	4,304	3.3	4,573	2.7
Travel	1,880	2.1	983	5.2	2,862		2.7	1,775	1.4	2,058	1.2
Other	4,110	4.6	698	3.7	4,808		4.5	4,622	3.6	1,517	0.9
Total other expenses	42,486	48.0	19,032	101.4	55,418		51.7	58,652	45.5	59,997	34.8

(1)	Including a pro forma adjustment of US$6.1 million. See “—Unaudited Pro Forma Consolidated Financial Information.”

(2)	Calculated based on consolidated pro forma revenue for the year ended December 31, 2016 of US$107.3 million.

(3)	Effective January 1, 2018, the Group adopted IFRS 9 Financial Instruments. The impact of adopting IFRS 9 is described in Note 3 to our consolidated financial statements included elsewhere in this annual report.

Restructuring Costs

Our restructuring costs mainly consist of severance payments to former employees and reductions of office space, with certain associated legal fees. Our restructuring (including the restructuring within the Predecessor period) represents a streamlining of our business carried out over a limited time-period.

Taxation

Norway

As most of our activities are consolidated in Norway, the starting point of reconciliation of effective tax rate is the applicable tax rate in Norway, which was 25.0%, 24.0% and 23.0% in 2016, 2017 and 2018, respectively.

Ireland

Opera Software Ireland Limited, our subsidiary incorporated and tax resident in Ireland, is subject to Irish corporation tax on any worldwide profits or chargeable capital gains (subject to any available reliefs). The standard rate of corporation tax on Irish trading profits is 12.5%. To benefit from this rate, companies must derive income from a trade that is actively carried on in Ireland. A rate of 25% applies to non-trading (for example, rental income and royalty income) and foreign-source income. An Irish resident company will, subject to any exemptions that are available, pay tax on any gains it realizes on the disposal of its capital assets at an effective rate of 33%.

Cayman Islands

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty.

There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of, the Cayman Islands. In addition, the Cayman Islands does not impose withholding tax on dividend payments.

Hong Kong

Kunhoo Software Limited, our subsidiary incorporated in Hong Kong, is subject to 16.5% Hong Kong profit tax on its taxable income generated from operations in Hong Kong. Under Hong Kong tax laws, we are exempted from the Hong Kong income tax on our foreign-derived income. In addition, payments of dividends from our Hong Kong subsidiary to us are not subject to any Hong Kong withholding tax.

Results of Operations

The following table sets forth a summary of our consolidated statements of operations for both the Group and the Predecessor, as well as pro forma consolidated results giving effect to the acquisition of Opera Software AS by the Group as if the acquisition had occurred as of January 1, 2016, for the periods indicated, in absolute amounts and as percentages of total revenue during the period. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	2016							2017		2018
	Predecessor for the period from January 1, 2016 to November 3, 2016	% of total revenue	Successor Group from inception on July 26, 2016 to December 31, 2016	% of total revenue	Unaudited pro forma consolidated Group for the year ended December 31, 2016		% of total revenue	Successor Group for the year ended December 31, 2017	% of total revenue	Successor Group for the year ended December 31, 2018 (4)	% of total revenue
			(US$ in thousands, except for percentages)
Revenue and other income:
Revenue	88,518	100.0	18,767	100.0	107,285		100.0	128,893	100.0	172,276	100.0
Other income	—	—	—	—	—		—	5,460	N/A	—	—
Operating expenses:
Cost of revenue	(638)	(0.7)	(469)	(2.5)	(1,107)		(1.0)	(1,303)	(1.0)	(13,316)	(7.7)
Personnel expenses including share-based remuneration	(35,493)	(40.1)	(5,972)	(31.8)	(41,465)		(38.6)	(44,315)	(34.4)	(40,968)	(23.8)
Depreciation and amortization	(9,586)	(10.8)	(3,082)	(16.4)	(16,712	)(1)	(15.6)	(16,604)	(12.9)	(12,694)	(7.4)
Other expenses	(42,486)	(48.0)	(19,032)	(101.4)	(55,418	)(2)	(51.7)	(58,652)	(45.5)	(59,997)	(34.8)
Restructuring costs	(3,911)	(4.4)	—	—	(3,911)		(3.6)	(3,240)	(2.5)	—	—
Total operating expenses	(92,113)	(104.1)	(28,555)	(152.2)	(118,613)		(110.6)	(124,114)	(96.3)	(126,975)	(73.7)
Operating profit (loss)	(3,595)	(4.1)	(9,788)	(52.2)	(11,328)		(10.6)	10,239	7.9	45,301	26.3
Income (loss) from associate and joint ventures:
Share of net income (loss) of associates and joint ventures	(2,664)	(3.0)	(237)	(1.3)	(2,901)		(2.7)	(1,670)	(1.3)	(3,248)	(1.9)
Net finance income (expense):
Finance income	—	—	37	0.2	37		— *	1,054	0.8	1,637	1.0
Finance expense	(1,378)	(1.6)	(24)	(0.1)	(1,402)		(1.3)	(238)	(0.2)	(1,695)	(1.0)
Net foreign exchange gain (loss)	(1,212)	(1.4)	212	1.1	(1,000)		(0.9)	(1,881)	(1.5)	(354)	(0.2)
Net finance income (expense)	(2,590)	(2.9)	225	1.2	(2,365)		(2.2)	(1.065)	(0.8)	(412)	(0.2)
Net income (loss) before income taxes	(8,849)	(10.0)	(9,800)	(52.2)	(16,594)		(15.5)	7,504	5.8	41,641	24.2
Income tax (expense) benefit	743	0.8	2,096	11.2	3,850	(3)	3.6	(1,440)	(1.1)	(6,481)	(3.8)
Net income (loss)	(8,106)	(9.2)	(7,704)	(41.1)	(12,744)		(11.9)	6,064	4.7	35,160	20.4

*	Less than 0.1%

(1)	Including a pro forma adjustment of amortization expenses of US$4.0 million. See “—Unaudited Pro Forma Consolidated Financial Information.”

(2)	Including a pro forma adjustment of non-recurring transaction costs of US$6.1 million. See “—Unaudited Pro Forma Consolidated Financial Information.”

(3)	Including a pro forma adjustment of income tax benefit of US$1.0 million. See “—Unaudited Pro Forma Consolidated Financial Information.”

(4)	Effective January 1, 2018, the Group adopted IFRS 9 and IFRS 15. The impact of adopting these standards is described in Note 3 to our consolidated financial statements included elsewhere in this annual report.

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

Revenue and Other Income

We had revenue of US$172.3 million in 2018, compared to US$128.9 million in 2017, marking an increase of 33.7%. This increase was driven primarily by the increase in search and advertising revenue, as well as retail revenue that we started to generate in the second half of 2018.

•

Search Revenue. Our search revenue increased to US$80.2 million in 2018 from US$68.2 million in 2017, representing an increase of 17.6%. The increase was primarily due to the increase of our browser user base, as well as an increase in our average revenue per qualified mobile browser search following improved monetization by our search partners.

•

Advertising Revenue. Our advertising revenue increased to US$59.9 million in 2018 from US$41.0 million in 2017, representing an increase of 45.9%. This growth was fueled by the introduction of the Opera News service in our mobile browsers with initial monetization starting in late 2017, opening up additional volumes of advertising inventory and supporting longer session times, ultimately resulting in rapid revenue growth on industry-standard mobile ad units. Further, price factors such as growth in markets with high average revenue per user, or high-ARPU markets, such as Europe and the United States for the PC user base and closer collaboration with our e-commerce partners to improve conversion rates represented favorable factors towards our overall growth in advertising revenue.

•

Retail Revenue. We began generating retail revenue during the second half of 2018, as we started scaling our sales of prepaid airtime and data, and mobile handsets to consumers, retailers, and wholesalers in Indonesia, Nigeria and Kenya. We expect retail revenue to stabilize around fourth quarter levels in the near-term until we explore a wider retail opportunity.

•

Technology Licensing and Other Revenue. Our technology licensing and other revenue increased from US$19.7 million in 2017 to US$22.9 million in 2018. The increase was supported by growth in our provision of professional services, while general licensing and operator revenues declined in line with our strategic decision to center our focus on our more scalable sources of revenue.

Operating Expenses

We had total operating expenses of US$127.0 million in 2018, compared to US$124.1 million in 2017. Our total operating expenses as a percentage of total revenue decreased to 73.7% in 2018 from 96.3% in 2017.

Cost of Revenue

Our cost of revenue increased significantly from US$1.3 million in 2017 to US$13.3 million in 2018, primarily due to the increased cost incurred related to our new retail business. Within the 2018 total, US$9.2 million related to the retail business, and US$4.1 million related to advertising revenue recognized at gross basis or subject to revenue sharing. We expect our cost of revenue to increase in absolute amounts and relative to revenues in the foreseeable future due to the anticipated growth of our business, including the full-year effect of our retail business and increasing exposure to content monetization.

Personnel Expenses including Share-Based Remuneration

Our personnel expenses including share-based remuneration decreased to US$41.0 million in 2018 from US$44.3 million in 2017, representing a decrease of 7.5%. Cash-based compensation expense increased by 3.7% from US$34.8 million in 2017 to US$36.1 million in 2018. Share-based remuneration expense decreased by 49.0% from US$9.5 million in 2017 to US$4.8 million in 2018. The reduction in share-based remuneration was related to reductions in accrued social security cost, and the fact that share-based remuneration expense was elevated in 2017 because it was the first year of a new employee Restricted Share Unit program.

Depreciation and Amortization

We had depreciation and amortization of US$12.7 million in 2018, compared to US$16.6 million in 2017, representing a decrease of 23.5%. The decline is mainly explained by certain equipment being fully depreciated. Depreciation and amortization largely related to equipment, as well as intangible assets including technology and customer relationships.

Other Expenses

Our other expenses increased to US$60.0 million in 2018 from US$58.7 million in 2017, representing an increase of 2.2%. Within the category, audit, legal and other advisory services increased from a base of US$3.5 million as a privately held company in 2017 to US$8.3 million following our IPO and associated preparations. Marketing and distribution expenses increased slightly, up 2.0% to US$31.6 million. The increases were partially offset by reductions in other expenses in the category, including a 16.2% reduction of hosting cost from US$12.1 million to US$10.1 million.

Operating Profit (loss)

As a result of the foregoing, we recorded an operating profit of US$45.3 million in 2018, representing an operating margin of 26.3%. We recorded an operating profit of US$10.2 million in 2017, representing an operating margin of 7.9%.

Loss from Associates and Joint Ventures

Our loss from associates and joint ventures was US$3.2 million in 2018, and US$1.7 million in 2017. Our loss in 2018 was related to our investments in two joint ventures, nHorizon Innovation (Beijing) Software Ltd. and Powerbets Holding Limited, and an associate, Opay Digital Services Limited. See Note 29 to our consolidated financial statements included elsewhere in this annual report for more details on the financial performance of each investee.

Net Finance Income (Expense)

We recorded total net finance expense of US$0.4 million in 2018, compared to net finance expense of US$1.1 million in 2017. The 2018 result consisted of finance income of US$1.6 million primarily driven by interest income from the IPO proceeds, offset by finance expense of US$1.7 million primarily related to a decrease in the fair value of financial instruments, and foreign exchange loss of US$0.4 million.

Income Tax Expenses

We recorded an income tax expense of US$6.5 million in 2018. The effective tax rate, expressed as the percentage of income tax expenses to net income before income taxes, was 15.6%, compared to an income tax expense of US$1.4 million in 2017, representing an effective tax rate of 19.2%. The increased tax expense in 2018 was driven mainly by higher taxable profits, partially offset by changes in deferred tax liabilities and reductions in applicable tax rates. See Note 24 to our consolidated financial statements included elsewhere in this annual report for more detail.

Net Income (Loss) for the Year

As a result of the foregoing, we recorded net income of US$35.2 million in 2018, compared to US$6.1 million for 2017.

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

Revenue and Other Income

We had revenue of US$128.9 million in 2017, compared to US$18.8 million in 2016, or US$107.3 million on a pro forma consolidated basis, marking an increase of 20.1% on a pro forma consolidated basis. This increase was driven by both search and advertising revenue.

•

Search Revenue. Our search revenue increased to US$68.2 million in 2017 from US$10.2 million in 2016, or US$54.6 million in 2016 on a pro forma consolidated basis, representing an increase of 25.0% on a pro forma consolidated basis. The increase was primarily due to an increase in our average revenue per qualified search following improved monetization by our search partners and the PC user base growth in high-ARPU markets such as Europe and the United States, directly affecting the monetary value of our revenue share. This trend was amplified by our collaboration with search partners to enhance the mobile search experience for many of our users by enabling richer landing pages that also featured more high-end advertisements.

•

Advertising Revenue. Our advertising revenue increased to US$41.0 million in 2017 from US$5.2 million in 2016, or US$33.2 million in 2016 on a pro forma consolidated basis, representing an increase of 23.7% on a pro forma consolidated basis. The most notable impact came with the introduction of the Opera News service in our mobile browsers in 2017, opening up additional volumes of advertising inventory and supporting longer session times, ultimately resulting in rapid revenue growth on industry-standard mobile ad units. Further, price factors such as growth in high-ARPU markets such as Europe and the United States for the PC user base and closer collaboration with our e-commerce partners to improve conversion rates represented favorable factors towards our overall growth in advertising revenue.

•

Technology Licensing and Other Revenue. Our technology licensing and other revenue increased to US$19.7 million in 2017 from US$3.3 million in 2016, or US$19.5 million in 2016 on a pro forma consolidated basis. Technology licensing and other revenue, which included US$7.0 million associated with a perpetual license agreement, remained stable in 2017, in line with our strategic decision to center our focus on our more scalable sources of revenue.

In 2017, we recorded other income of US$5.5 million. This included proceeds related to divestment of intellectual property.

Operating Expenses

We had total operating expenses of US$124.1 million in 2017, compared to US$28.6 million in 2016, or US$118.6 million on a pro forma consolidated basis. Our total operating expenses as a percentage of total revenue decreased to 96.3% in 2017 from 110.6% of total revenues of US$107.3 million in 2016 on a pro forma consolidated basis.

Cost of Revenue

Our cost of revenue amounted to US$0.5 million, or US$1.1 million on a pro forma consolidated basis, in 2016 and US$1.3 million in 2017.

Personnel Expenses including Share-Based Remuneration

Our personnel expenses including share-based remuneration increased to US$44.3 million in 2017 from US$6.0 million in 2016, or US$41.5 million in 2016 on a pro forma consolidated basis, representing an increase of 6.9% on a pro forma consolidated basis. However, within this category, share-based remuneration increased from US$0.9 million on a pro forma consolidated basis in 2016 to US$9.5 million in 2017, whereas personnel expenses excluding share-based remuneration decreased from US$40.6 million on a pro forma consolidated basis in 2016 to US$34.8 million in 2017, representing a decrease of 14.1% on a pro forma consolidated basis, as a result of the restructuring carried out in late 2016 and early 2017 offsetting our investment in hiring additional product development personnel.

Depreciation and Amortization

We had depreciation and amortization of US$16.6 million in 2017, compared to US$3.1 million in 2016, or US$16.7 million on a pro forma consolidated basis, representing a decrease of 0.6% on pro forma consolidated basis. Depreciation and amortization largely related to equipment, as well as intangible assets including technology and customer relationships.

Other Expenses

Our other expenses increased to US$58.7 million in 2017 from US$19.0 million in 2016, or increased by 5.8% from US$55.4 million in 2016 on a pro forma consolidated basis. Marketing and distribution represented over half of other expenses, and was relatively unchanged on a pro forma consolidated basis. The pro forma increase was largely driven by an increase in hosting expenses as we expanded our business and opened new data centers in 2017, as well as an increase in audit, legal and other advisory services as we carried out our first full year of operations. Partially offsetting the above mentioned increases, we were able to reduce travel costs of US$2.9 million and other miscellaneous costs of US$4.8 million, both on a pro forma consolidated basis in 2016, by US$1.3 million in the aggregate, to US$1.8 million and US$4.6 million in 2017, respectively.

Operating Profit (loss)

As a result of the foregoing, we recorded an operating profit of US$10.2 million in 2017, representing an operating margin of 7.9%. We recorded an operating loss of US$9.8 million in 2016, or a loss of US$11.3 million on a pro forma consolidated basis.

Loss from Associates and Joint Ventures

Our loss from associates and joint ventures was US$0.2 million in 2016, or US$2.9 million on a pro forma consolidated basis, and US$1.7 million in 2017. Our loss in 2016 was related to the net loss from our investment in one joint venture, nHorizon Innovation (Beijing) Software Ltd. Our loss from associates and joint ventures in 2017 was related to the net loss from our investments in two joint ventures, nHorizon Innovation (Beijing) Software Ltd. and Powerbets Holding Limited, and an associate, Opay Digital Services Limited.

Net Finance Income (Expense)

We recorded total net finance income of US$0.2 million in 2016, caused by net foreign exchange gain of the same amount. We recorded a net finance expense of US$2.4 million in 2016 on a pro forma consolidated basis, or 2.2% of our revenue of US$107.3 million on a pro forma consolidated basis, caused by finance expense of US$1.4 million and net foreign exchange loss of US$1.0 million. We recorded net finance expense of US$1.1 million in 2017, or 0.8% of our revenue, driven by net foreign exchange loss of US$1.9 million and finance expense of US$0.2 million, which were partially offset by net finance income of US$1.1 million predominantly from a change in the estimated fair value of a variable liability to Otello Corporation ASA.

Income Tax Benefit (Expenses)

We recorded an income tax benefit of US$2.1 million in 2016. We recorded an income tax benefit of US$3.9 million in 2016 on a pro forma consolidated basis, primarily because the Group as a whole did not generate profit in 2016 and based upon our expectation that future taxable income will be sufficient to enable us to utilize the corresponding deferred tax asset. The tax benefit in 2016 was also impacted by a change in the Norwegian statutory tax rate from 25% to 24% in December 2016 which reduced net deferred tax liabilities as of December 31, 2016. We recorded income tax expense of US$1.4 million in 2017, and the effective tax rate in 2017, as the percentage of income tax expenses to net income before income taxes, was 19.2% due to non-taxable currency effects, other gains and the impact of the reduction in the Norwegian statutory tax rate from 24% to 23% in December 2017, which reduced net deferred tax liabilities as of December 31, 2017, offset by the non-recognition of certain deferred tax assets.

Net Income (Loss) for the Year

As a result of the foregoing, we incurred a net loss of US$7.7 million in 2016, or a net loss of US$12.7 million in 2016 on a pro forma consolidated basis, and recorded a net income of US$6.1 million for 2017.

Non-IFRS Financial Measures

To supplement our consolidated financial statements, which are prepared and presented in accordance with IFRS, we use adjusted EBITDA and adjusted net income (loss), both non-IFRS financial measures, as described below, to understand and evaluate our core operating performance. These non-IFRS financial measures, which may differ from similarly titled measures used by other companies, are presented to enhance investors’ overall understanding of our financial performance and should not be considered a substitute for, or superior to, the financial information prepared and presented in accordance with IFRS.

We define adjusted EBITDA as net income (loss) excluding income tax expense (benefit), total net financial loss (income), share of net loss (income) of associates and joint ventures, restructuring costs, depreciation and amortization, share-based remuneration and expensed costs related to our recent initial public offering, less other income. We define adjusted net income (loss) as net income (loss) excluding share-based remuneration, amortization cost related to acquired intangible assets, and expensed costs related to our recent initial public offering, adjusted for the associated tax benefit related to such items. We believe that adjusted EBITDA and adjusted net income (loss) provide useful information to investors and others in understanding and evaluating our operating results. These non-IFRS financial measures adjust for the impact of items that we do not consider indicative of the operational performance of our business. While we believe that these non-IFRS financial measures are useful in evaluating our business, this information should be considered as supplemental in nature and is not meant as a substitute for the related financial information prepared and presented in accordance with IFRS.

The following table presents reconciliations of adjusted EBITDA and adjusted net income (loss) to net income (loss), the most directly comparable IFRS financial measures, for the periods indicated.

	2016			2017	2018
	Predecessor for the period from January 1, 2016 to November 3, 2016	Successor Group from inception on July 26, 2016 to December 31, 2016	Unaudited pro forma consolidated Group for the year ended December 31, 2016 (1)	Successor Group for the year ended December 31, 2017	Successor Group for the year ended December 31, 2018 (5)
		(US$ in thousands)
Reconciliation of net income (loss) to adjusted EBITDA:
Net income (loss)	(8,106)	(7,704)	(12,744)	6,064	35,160
Add: Income tax expense (benefit)	(743)	(2,096)	(3,850)	1,440	6,481
Add: Total net financial loss (income)	2,590	(225)	2,365	1,065	412
Add: Share of net loss (income) of associates and joint ventures	2,664	237	2,901	1,670	3,248
Add: Restructuring costs (2)	3,911	—	3,911	3,240	-
Add: Depreciation and amortization	9,586	3,082	16,712	16,604	12,694
Add: Share-based remuneration	914	—	914	9,496	4,846
Add: Expensed IPO related costs					2,952
Less: Other income (3)	—	—	—	(5,460)	---
Adjusted EBITDA	10,816	(6,706)	10,210	34,119	65,794
Reconciliation of net income (loss) to adjusted net income
Net income (loss)	(8,106)	(7,704)	(12,744)	6,064	35,160
Add: Share-based remuneration	914	—	914	9,496	4,846
Add: Opera acquisition amortization	—	853	5,120	5,120	5,120
Add: Expensed IPO related costs	—	—	—	—	2,952
Income tax adjustment (4)	(37)	(1,413)	(2,516)	(2,884)	(1,943)
Adjusted net income (loss)	(7,229)	(8,264)	(9,226)	17,796	46,136

(1)	Including pro form adjustments. See “—Unaudited Pro Forma Consolidated Financial Information.”

(2)

Restructuring costs in 2016 and 2017 mainly consist of severance payments to former employees and reductions of office space, with certain associated legal fees. Such costs are not recurring in nature.

(3)	Other income in 2017 was related to a sale of intellectual property and related costs, and not related to our ordinary business activities.

(4)

Reversal of the income tax benefit related to the social security cost component of share-based remuneration, deferred taxes on the amortization of acquired intangible assets and expensed IPO related costs.

(5)	Effective January 1, 2018, the Group adopted IFRS 9 and IFRS 15. The impact of adopting these standards is described in Note 3 to our consolidated financial statements included elsewhere in this annual report.

B.	Liquidity and Capital Resources

Cash Flows and Working Capital

In addition to net proceeds of US$167.8 million we received from our initial public offering in the third quarter of 2018, our principal source of liquidity has been cash generated from our operating activities. As of December 31, 2016, 2017, and 2018, we had US$34.2 million, US$33.2 million and US$177.9 million, respectively, in cash and cash equivalents. Cash and cash equivalents consist of cash on hand, checking and demand deposits, cash equivalents and restricted cash. Our cash and cash equivalents are primarily denominated in U.S. Dollars, with limited amounts held in Euro, Norwegian Krone and other local currencies of the markets where we operate. We intend to finance our future working capital requirements and capital expenditures primarily from cash generated from operating activities as well as existing cash and cash equivalents. We believe that our current available cash and cash equivalents will be sufficient to meet our working capital requirements and capital expenditures in the ordinary course of business for the next 12 months.

The following table sets forth a summary of our cash flows for the periods indicated.

	Successor Group from Inception on July 26, 2016 to December 31, 2016	Successor Group for the year ended December 31, 2017	Successor Group for the year ended December 31, 2018
	(US$ in thousands)
Summary Consolidated Cash Flow Data:
Net cash provided by operating activities	1,697	11,653	33,828
Net cash provided by (used in) investing activities	25,538	(3,305)	(47,250)
Net cash provided by (used in) financing activities	6,946	(10,031)	158,946
Net increase (decrease) in cash and cash equivalents	34,181	(1,683)	145,524
Cash and cash equivalents at beginning of the period	—	34,181	33,207
Effects of exchange rate change on cash and cash equivalents	—	709	(857)
Cash and cash equivalents at end of the period	34,181	33,207	177,873

Operating Activities

Net cash provided by operating activities was US$33.8 million in 2018. This amount primarily represents net income before income taxes of US$41.6 million, adjusted for depreciation and amortization of US$12.7 million, equity cost of share-based remuneration of US$6.4 million, and share of losses from associates and joint ventures of US$3.2 million. Income taxes paid during the year of US$4.3 million is mainly related to operations in Ireland. During the year there was an increase in trade and other receivables of US$9.6 million driven mainly by increased turnover, and a decrease in trade and other payables of US$5.6 million. The cash flow from operating activities is also offset by an increase in prepayments of US$12.2 million, of which US$11.1 million is related to marketing, distribution and promotion services. Additional information about this transaction is provided in Notes 29 and 30 to our consolidated financial statements included elsewhere in this annual report.

Net cash provided by operating activities was US$11.7 million in 2017. This amount primarily represents net income before income taxes of US$7.5 million, adjustments for depreciation and amortization of US$16.6 million and equity cost of share-based remuneration of US$7.0 million, partially offset by a decrease in trade and other payables of US$8.5 million (of which US$4.7 million relates to payment of transaction costs associated with the acquisition of the Predecessor) and net gain from disposals of equipment and intangible assets of US$5.5 million, relating to a sale of intellectual property.

Net cash provided by operating activities for the Successor was US$1.7 million from our inception on July 26, 2016 to December 31, 2016. This amount primarily represents an increase in accounts and other payables of US$11.9 million and an adjustment for depreciation and amortization of US$3.1 million, partially offset by our loss before tax of US$9.8 million and an increase in accounts and other receivables of US$3.9 million.

Investing Activities

Net cash used in investing activities was US$47.3 million in 2018, which was primarily attributable to investments in and loans provided to joint ventures and associated companies of US$32.9 million. This mainly related to the purchase of preferred shares of StarMaker Inc. for a consideration of US$30.0 million in November 2018. Net cash used in investing activities also includes the acquisition of a microfinance business for a consideration of US$9.5 million in December 2018, less cash acquired in the transaction of US$1.6 million.

Net cash used in investing activities was US$3.3 million in 2017, which was primarily attributable to investments and loans to joint ventures and associates of US$6.9 million, purchase of equipment of US$3.5 million and capitalized development costs of US$3.5 million, partially offset by proceeds from sales of equipment and intangibles of US$5.7 million, and the release of US$5.4 million held in escrow to secure loans to nHorizon Innovation (Beijing) Software Ltd., a joint venture of ours.

Net cash provided by investing activities for the Successor was US$25.5 million from our inception on July 26, 2016 to December 31, 2016, which was primarily attributable to cash acquired from the acquisition of the Predecessor of US$31.7 million, less investments in nHorizon Innovation (Beijing) Software Ltd. of US$5.5 million.

Financing Activities

Net cash provided by financing activities was US$158.9 million in 2018, which was attributable to net proceeds of US$170.8 million from our initial public offering, less transaction costs of US$3.0 million, acquisition of treasury shares of US$4.8 million and repayment of loans and financial leases of US$4.0 million.

Net cash used in financing activities was US$10.0 million in 2017, which was attributable to payment of finance lease liabilities of US$5.7 million related to certain financial leases to host our servers and repayments of loans and borrowings of US$4.4 million related to the server financing loan from Dell Bank International d.a.c.

Net cash provided by financing activities was US$6.9 million from our inception on July 26, 2016 to December 31, 2016, which was primarily attributable to proceeds from loans and borrowings of US$5.5 million related to a short-term loan from Otello Corporation ASA and proceeds from investors of US$1.6 million.

The cash used in the purchase of Opera Software AS is not presented in the Group’s consolidated statements of cash flows as it was funded directly by our members and assigned to the Group.

Capital Expenditures

We made capital expenditures for the Successor of US$0.6 million from our inception from July 26, 2016 to December 31, 2016, US$7.0 million for the year ended December 31, 2017 and US$7.3 million in 2018. In these periods, our capital expenditures were used for purchase of equipment and capitalized development cost.

C.	Research and Development, Patents and Licenses, etc.

 See “Item 4. Information on the Company—B. Business Overview—Technology.” and “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2018 to December 31, 2018 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial conditions.

E.	Off-balance Sheet Arrangements

As of December 31, 2018, we did not have any off-balance sheet arrangements that had or were reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2018.

	Payment Due by Period
	Total	Less Than 1 Year	1-5 Years	More than 5 Years
		(US$ in thousands)
Debt obligations	4,532	2,294	2,238	—
Operating lease obligations	7,790	3,249	4,541	—
Finance lease liabilities (1)	229	196	33	—
Total contractual commitments	12,551	5,739	6,812	—

(1)

Represents leases of server equipment for hosting purposes under one financial lease that provides the option for us to buy the equipment at the end of the leasing period. In addition, minimum lease payments made under finance leases are apportioned between finance expense and the reduction of the outstanding liability. The finance expense is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

In January 2017, we made a guarantee in favor of Dell Bank International d.a.c. as security for any and all present and future finance lease liabilities of our subsidiaries as the lessee of servers to Dell Financial Services owing from time to time. This guarantee is (i) limited to a principal amount of approximately US$11.6 million, with the addition of any interests, costs and/or expenses accruing on the liabilities and/or as a result of the lessee’s non-fulfilment of the liabilities; (ii) independent and separate from the obligations of the lessee; and (iii) valid for ten years from January 17, 2017.

Other than those shown above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2018.

G.	Safe Harbor

See “Forward-Looking Statements” at the beginning of this annual report.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table provides information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Yahui Zhou	42	Chairman of the Board and Chief Executive Officer
Hongyi Zhou	48	Director
Han Fang	45	Director
Lori Wheeler Næss	48	Independent Director
Trond Riiber Knudsen	55	Independent Director
Frode Jacobsen	36	Chief Financial Officer
Lin Song	38	Chief Operating Officer

Yahui Zhou has served as our chairman and chief executive officer since July 2016. Mr. Zhou has also served as the chairman of Beijing Kunlun, a global internet company listed on the Shenzhen Stock Exchange, since March 2011, and an executive director and general manager of Beijing Kunlun from March 2008 to March 2011. He served as general manager of Beijing JiNaiTe Internet Technology Co., Ltd. from March 2007 to March 2008. From November 2005 to March 2007, Mr. Zhou was an executive officer in charge of new business development at RenRen Inc., a NYSE-listed company. From September 2000 to January 2004, Mr. Zhou was general manager of Beijing Huoshen Technology Co., Ltd. Mr. Zhou received his bachelor’s degree in mechanical engineering and his master’s degree in optical engineering from Tsinghua University in 1999 and 2006, respectively.

Hongyi Zhou has been a member of our board of directors since November 2016. Mr. Zhou has twenty years of managerial and operational experience in China’s internet industry. Mr. Zhou co-founded Qihoo 360 Technology Co. Ltd. and has been serving as chairman of the board of Qihoo 360 Technology Co. Ltd. and its de facto successor 360 Security Technology Inc. (SH: 601360). Prior to founding Qihoo 360 Technology Co., Ltd., Mr. Zhou was a partner at IDG Ventures Capital since September 2005, a global network of venture capital funds, where he assisted small- to medium-sized software companies source funds to support their growth. Mr. Zhou was the chief executive officer of Yahoo! China from January 2004 to August 2005. In 1998, Mr. Zhou founded www.3721.com, a company in the internet search and online marketing businesses in China, and served as its chairman and chief executive officer until www.3721.com was acquired by Yahoo! China in January 2004. Mr. Zhou also serves as a director of a number of privately owned companies based in China. Mr. Zhou received his bachelor’s degree in computer software in 1992 and his master’s degree in system engineering in 1995 from Xi’an Jiaotong University.

Han Fang has been a member of our board of directors since March 2018. He has been the vice president of Kunlun Tech Limited, which operates as an internet investment corporation, since 2013. Mr. Fang also served as vice president of Beijing Kunlun Tech Co., Ltd, a global internet company listed on the Shenzhen Stock Exchange, from 2011 to 2018. He worked from 2003 to 2007 as a senior research and development engineer of Oak Pacific Interactive Corporation, which provides internet services and operates social networks. He also worked as a senior research and development engineer for both AsiaInfo, Inc., a software and IT services company, and Turbo Linux Inc., a linux based solutions provider, from 2002 to 2003 and from 1998 to 2000, respectively. He was employed by the Institute of High Energy Physics of the Chinese Academy of Sciences as an engineer from 1995 to 1998. Mr. Fang graduated from the University of Science and Technology of China in 1995, with a bachelor’s degree in nuclear technology.

Lori Wheeler Næss has served as our independent director since July 2018. She has served as a director of the technical department of PricewaterhouseCoopers, a global auditing service provider, leading IFRS reviews for companies listed in Oslo from September 2012 to June 2015. Prior to that, Ms. Næss served as a senior advisor of the Section for Prospectuses and Financial Reporting of The Financial Supervisory Authority of Norway, a Norwegian government agency responsible for the supervision of financial companies from January 2011 to September 2012. She served as an audit director and manager for US GAAP and SEC Reporting at PricewaterhouseCoopers and its predecessor Coopers & Lybrand at various offices in the United States, Norway and Germany from September 1994 to January 2011. Ms. Næss has also served as a board member and the audit committee chair of Golar LNG Limited, a Nasdaq-listed liquefied natural gas shipping company and its Nasdaq-listed limited partner, Golar LNG Partners Limited, since March 2016, as well as Klaveness Combination Carriers AS, a privately held shipping company in Norway. Ms. Næss is a U.S. Certified Public Accountant. She received her bachelor’s degree in business administration in 1994 and her master’s degree in accounting in 1994 from the University of Michigan.

Trond Riiber Knudsen has served as our independent director since July 2018. Mr. Knudsen has served as the founder and CEO of TRK Group AS, an Oslo-based investment and advisory firm since June 2015. He worked of McKinsey & Company, a management consulting firm and served as a senior partner with responsibility for the company’s marketing and sales practice since August 1992 to June 2015. Mr. Knudsen received his sivilingeniør (equivalent of a master of science degree) in structural engineering from the Norwegian University of Science and Technology in 1987 and a master’s degree in business administration from Harvard University in 1992.

Frode Jacobsen has served as the chief financial officer of our group since April 2016. Prior to becoming our chief financial officer, he has worked as the senior vice president responsible for strategic initiatives beginning in February 2015 and as the senior director for corporate development beginning in January 2013. Prior to joining our group, Mr. Jacobsen worked for McKinsey & Company, a management consulting firm which conducts qualitative and quantitative analyses to inform management decisions across the public and private sectors, beginning in August 2008 and served as engagement manager before he left the position in January 2013. He graduated with a master’s degree in management from HEC Paris in 2008 and obtained his bachelor’s degree in economics and business administration from Norwegian School of Economics in 2006. Mr. Jacobsen currently serves on the board of directors and audit committee of Otello Corporation ASA, a Norwegian public company.

Lin Song has served as the chief operating officer of our group since March 2017. He has worked for our group beginning in 2002 in Oslo, Norway. Mr. Song has an engineering background and has served in various roles inside our group, including project manager of one of our group’s earliest initiatives to enable full web browsing on mobile devices and as director of engineering delivery. Later on, he served as general manager of Opera’s subsidiary in China and assisted in the establishment of Opera’s R&D center in Beijing. Mr. Song obtained a bachelor’s degree in information systems from the University of International Business and Economics in 2004.

B.	Compensation

Compensation of Directors and Executive Officers

In 2016, 2017 and 2018, we paid an aggregate of US$0.5 million, US$1.0 million and US$0.9 million, respectively, in cash and benefits to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. We have no service contracts with any of our directors providing for benefits upon termination of employment.

Share Incentive Plan

We maintain share incentive plan in order to attract, motivate, retain and reward talent, provide additional incentives to our officers, employees, directors and other eligible persons, and promote the success of our business and the interests of our shareholders.

We adopted the 2017 Restricted Share Unit Plan on April 7, 2017 and later adopted an Amended and Restated Share Incentive Plan on January 10, 2019 (the “Plan”) to promote the success of our business and the interests of our employees and shareholders by providing long term incentives in the form of Restricted Share Units (“RSUs”) or Options (and together with the RSUs, the “Awards”) to attract, motivate, retain and reward our officers, employees, directors and other eligible persons and to link their interests with those of our shareholders.

Under this Plan, up to a maximum of 20,000,000 ordinary shares are available for Awards, corresponding to 10,000,000 ADSs. Each vested RSU (as reported) entitles the participant of the Plan to receive 1 ADS, subject to adjustments for dividend payments. Each vested option entitles the participant of the Plan to purchase 1 ADS at a defined price. As of the date of this annual report, 4,294,132 RSUs and Options to purchase 150,000 ordinary shares have been granted, net of forfeitures.

The following paragraphs summarize the terms of the Plan:

Plan administration. Our compensation committee or executive officers delegated by our compensation committee acts as the plan administrator.

Type of Awards. The Plan permits the award of Options or grant of RSUs singly, in combination or in tandem.

Award Agreement. Each Award is evidenced by an Award agreement between the Award recipient and our Company.

Eligibility. All of our employees are eligible for the grant of Awards under the Plan at the discretion of the compensation committee. A grant of Awards to any member of the compensation committee requires Board approval.

Vesting Schedule and Other Restrictions. The plan administrator has discretion in making adjustment in the individual vesting schedules and other restrictions applicable to the Awards granted under the Plan. The default vesting period is four years, where 20% vests on January 1 of each of the first and second year, and 30% vests on January 1 of each of the third and fourth year. So long as Mr. Yahui Zhou is a member of the Board, he has authority to cancel equity instruments for any participant of this Plan that are scheduled to vest in the current vesting period, based solely on his assessment that such participant’s professional performance has not been in line with the Company’s expectations. The vesting period is set forth in each Award agreement.

Exercise price. The plan administrator has discretion in determining the price of the Awards, subject to a number of limitations. The plan administrator has absolute discretion in making adjustments to the exercise price of Options.

Payment. The plan administrator determines the methods by which payments by any recipient of any Awards under the Plan are made.

Transfer Restrictions. Except as permitted by the plan administrator, and subject to all the transfer restrictions under the applicable laws and regulations and restrictions set forth in the applicable award agreement, all Awards are not transferable or assignable.

Term of the Options. The term of any Option granted under the Plan cannot exceed ten years from its effective date.

The table below sets forth certain information as of the date of this annual report, concerning the outstanding Awards we have granted to our directors and executive officers individually.

Name	Type of Awards Granted	Ordinary Shares Underlying Outstanding Awards Granted	Price (US$/Share)	Date of Grant	Date of Expiration
Yahui Zhou	—	—	—	—	—
Hongyi Zhou	—	—	—	—	—
Han Fang	—	—	—	—	—
Trond Knudsen	—	—	—	—	—
Lori Wheeler Næss	—	—	—	—	—
Frode Jacobsen	*	*	*	April, 2017	November, 2021
Lin Song	*	*	*	April, 2017	November, 2021

*	The outstanding awards held by each of these directors and executive officers represent less than 1% of our total outstanding shares.

C.	Board Practice

Our board of directors consists of five directors. A director is not required to hold any shares in our company to qualify to serve as a director. A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with our company is required to declare the nature of his interest at a meeting of our directors. A general notice given to the directors by any director to the effect that he is a member, shareholder, director, partner, officer or employee of any specified company or firm and is to be regarded as interested in any contract or transaction with that company or firm is deemed a sufficient declaration of interest for the purposes of voting on a resolution in respect to a contract or transaction in which he has an interest, and after such general notice it is not necessary to give special notice relating to any particular transaction. Subject to any separate requirement for audit committee approval under applicable law or the Listing Rules of the Nasdaq Stock Market and disqualification by the chairman of the relevant board meeting, a director may vote in respect of any contract, proposed contract, arrangement or transaction notwithstanding that he may be interested therein and if he does so his vote is counted and he is counted in the quorum at any meeting of the directors at which any such contract, proposed contract, arrangement or transaction is considered, provided that the nature of the interest of any directors in such contract or transaction is disclosed by him at or prior to its consideration and any vote in that matter. Our board of directors may exercise all of the powers of our company to borrow money, to mortgage or charge its undertaking, property and uncalled capital, or any part thereof, and to issue debentures, debenture stock or other securities whenever money is borrowed or as security for any debt, liability or obligation of our company or of any third-party. None of our directors has a service contract with us that provides for benefits upon termination of service.

Committees of the Board of Directors

We have an audit committee, a compensation committee and a corporate governance and nominating committee under the board of directors. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Yahui Zhou, Lori Wheeler Næss and Trond Riiber Knudsen, and is chaired by Yahui Zhou. Lori Wheeler Næss and Trond Riiber Knudsen satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market and meet the independence standards under Rule 10A-3 under the Exchange Act. We rely on the exemption provided by Rule 10A-3 under the Exchange Act, which allows Yahui Zhou to serve on our audit committee for up to one year from the date of effectiveness of our registration statement on Form F-1. We intend to have our audit committee consist solely of independent directors that satisfy the Nasdaq Global Select Market and SEC requirements within one year from the date of the effectiveness of our registration statement on Form F-1. Our board of directors has also determined that Lori Wheeler Næss qualifies as an “audit committee financial expert” within the meaning of the SEC rules and possesses financial sophistication within the meaning of the Listing Rules of the Nasdaq Stock Market. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•           selecting our independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by our independent registered public accounting firm;

•           reviewing with our independent registered public accounting firm any audit problems or difficulties and management’s response and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K;

•           discussing the annual audited financial statements with management and our independent registered public accounting firm;

•           periodically reviewing and reassessing the adequacy of our audit committee charter;

•           meeting periodically with the management and our internal auditor and our independent registered public accounting firm;

•           reporting regularly to the full board of directors;

•           reviewing the adequacy and effectiveness of our accounting and integral control policies and procedures and any steps taken to monitor and control major financial risk exposure; and

•           such other matters that are specifically delegated to our audit committee by our board of directors from time to time.

Compensation Committee. Our compensation committee consists of Yahui Zhou, Hongyi Zhou and Trond Riiber Knudsen, and is chaired by Yahui Zhou. Trond Riiber Knudsen satisfies the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market. As a controlled company and foreign private issuer, we have elected to not have our compensation committee consist of entirely independent directors. Our compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated upon. The compensation committee is responsible for, among other things:

•           reviewing and approving to the board with respect to the total compensation package for our chief executive officer;

•           reviewing the total compensation package for our employees and recommending any proposed changes to our management;

•           reviewing and recommending to the board with respect to the compensation of our directors;

•           reviewing annually and administering all long-term incentive compensation or equity plans;

•           selecting and receiving advice from compensation consultants, legal counsel or other advisors after taking into consideration all factors relevant to that person’s independence from management; and

•           programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Corporate Governance and Nominating Committee. Our corporate governance and nominating committee consists of Yahui Zhou, Lori Wheeler Næss and Trond Riiber Knudsen, and is chaired by Yahui Zhou. Lori Wheeler Næss and Trond Riiber Knudsen satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market. As a newly listed company, we intend to have our corporate governance and nominating committee consist solely of independent directors within the one year phase in period afforded by Rule 5615(b)(1) of the Listing Rules of the Nasdaq Stock Market. The corporate governance and nominating committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board of directors and its committees. The corporate governance and nominating committee is responsible for, among other things:

•           identifying and recommending nominees for election or re-election to our board of directors or for appointment to fill any vacancy;

•           reviewing annually with our board of directors its current composition in light of the characteristics of independence, age, skills, experience and availability of service to us;

•           advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to our board of directors on all matters of corporate governance and on any corrective action to be taken; and

•           monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly, and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. Our company has the right to seek damages if a duty owed by our directors is breached. In limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached.

The functions and powers of our board of directors include, among others:

•           convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

•           declaring dividends and distributions;

•           appointing officers and determining the term of office of officers;

•           exercising the borrowing powers of our company and mortgaging the property of our company; and

•           approving the transfer of shares of our company, including the registering of such shares in our share register.

Terms of Directors and Executive Officers

 Each of our directors holds office until the expiration of his or her term, as may be provided in a written agreement with our company, and his or her successor has been elected and qualified, until his or her resignation or until his or her office is otherwise vacated in accordance with our articles of association. At each annual general meeting one-third of the directors for the time being (or, if their number is not a multiple of three, the number nearest to but not greater than one-third) shall retire from office by rotation. A retiring director shall be eligible for re-election. All of our executive officers are appointed by and serve at the discretion of our board of directors. Our directors may be appointed or removed from office by an ordinary resolution of shareholders. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found to be or becomes of unsound mind; (iii) resigns by notice in writing to our company; (iv) without special leave of absence from our board of directors, is absent from three consecutive meetings of the board and the board resolves that his office be vacated; (v) is prohibited by law from being a director; or (vi) is removed pursuant to our amended and restated memorandum and articles of association then in effect. The compensation of our directors is determined by the board of directors. There is no mandatory retirement age for directors.

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with our executive officers. Each of our executive officers is employed for a continuous term, or a specified time period which will be automatically extended, unless either we or the executive officer gives prior notice to terminate such employment. We may terminate the employment for cause, at any time, without notice or remuneration, for certain acts of the executive officer, including but not limited to the commitments of any serious or persistent breach or non-observance of the terms and conditions of the employment, conviction of a criminal offense other than one which in the opinion of the board does not affect the executive’s position, willful, disobedience of a lawful and reasonable order, misconduct being inconsistent with the due and faithful discharge of the executive officer’s material duties, fraud or dishonesty, or habitual neglect of his or her duties. An executive officer may terminate his or her employment at any time with a three- to six-month prior written notice.

Each executive officer has agreed to hold, both during and after the employment agreement expires or is earlier terminated, in strict confidence and not to use or disclose to any person, corporation or other entity without written consent, any confidential information or trade secrets. Each executive officer has also agreed to disclose in confidence to us all inventions, intellectual and industry property rights and trade secrets which they made, discover, conceive, develop or reduce to practice during the executive officer’s employment with us and to assign to our company all of his or her associated titles, interests, patents, patent rights, copyrights, trade secret rights, trademarks, trademark rights, mask work rights and other intellectual property and rights anywhere in the world which the executive officer may solely or jointly conceive, invent, discover, reduce to practice, create, drive, develop or make, or cause to be conceived, invented, discovered, reduced to practice, created, driven, developed or made, during the period of the executive officer’s employment with us that are either related to our business, actual or demonstrably anticipated research or development or any of our products or services being developed, manufactured, marketed, sold, or are related to the scope of the employment or make use of our resources. In addition, all executive officers have agreed to be bound by non-competition and non-solicitation restrictions set forth in their agreements. Each executive officer has agreed to devote all his or her working time and attention to our business and use best efforts to develop our business and interests. Moreover, each executive officer has agreed not to, for a certain period following termination of his or her employment or expiration of the employment agreement: (i) carry on or be engaged, concerned or interested directly or indirectly whether as shareholder, director, employee, partner, agent or otherwise carry on any business in direct competition with us, (ii) solicit or entice away any of our customer, client, representative or agent, or (iii) employ, solicit or entice away or attempt to employ, solicit or entice away any of our officers, managers, consultants or employees.

We have entered into indemnification agreements with our directors and executive officers, pursuant to which we will agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or executive officer.

D.	Employees

We had 464 full-time employees as of December 31, 2018. Among these, full-time, 65.1% worked in research and development roles. The table below shows the number of our employees in each functional area as of December 31, 2018.

Area	R&D	Other	Total
Mobile	142	31	173
PC	87	15	102

Fintech	13	27	40

Adtech	13	—	13

Sales & Commercial	—	21	21
Hosting & Infrastructure	14	2	16
Corporate	8	42	50
Investee Services (1)	25	24	49
Total	302	162	464

(1)

Refers to employees that are engaged in providing professional services, predominantly for our associate Opay Digital Services Limited (HK). See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.”

We believe we offer our employees competitive compensation packages and a discrimination-free, collegial and creative working environment. As a result, we have generally been able to attract and retain qualified employees and have had limited attrition at senior leadership levels.

We generally enter into standard confidentiality and employment agreements with our management and other employees. These contracts include a non-solicitation covenant, as well as a standard non-compete covenant that prohibits the employee from competing with us, directly or indirectly, during his or her employment and for one year after the termination of his or her employment.

E.	Share Ownership

The following table sets forth information concerning the beneficial ownership of our ordinary shares as of the date of this annual report for:

●	each of our directors and executive officers; and

●	each person known to us to beneficially own more than 5% of our ordinary shares.

The calculations in the table below are based on 220,576,326 ordinary shares issued and outstanding as of the date of this annual report.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of the date of this annual report, including through the exercise of any option, warrant, or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned	Percentage of Total Voting Power held (%†)
Directors and Executive Officers: (1)
Yahui Zhou (2)	143,500,000	65.1%
Hongyi Zhou (3)	46,750,000	21.2%
Han Fang	*	*
Lori Wheeler Næss	*	*
Trond Knudsen	*	*
Frode Jacobsen	*	*
Lin Song	*	*

Principal Shareholders:
Kunlun Tech Limited (4)	104,500,000	47.4%
Keeneyes Future Holding Inc. (5)	39,000,000	17.7%
Qifei International Development Co., Ltd (6)	46,750,000	21.2%

*	Less than 1% of our total outstanding shares.

†

For each person and group included in this column, percentage ownership is calculated by dividing the number of ordinary shares beneficially owned by such person or group, including shares that such person or group has the right to acquire within 6 days after the date of this annual report, by the sum of (i) 220,576,326 which is the total number of ordinary shares outstanding as of the date of this annual report, and (ii) the number of ordinary shares that such person or group has the right to acquire beneficial ownership within 60 days after the date of this annual report.

(1)	Unless otherwise indicated, the business address of our directors and executive officers is Gjerdrums vei 19, 0484 Oslo, Norway.

(2)

Represents (i) 104,500,000 ordinary shares held by Kunlun Tech Limited, a limited liability company incorporated in Hong Kong, which is wholly owned by Beijing Kunlun Tech Co., Ltd., a company in which Yahui Zhou owns 25.9% of the equity interests and serves as chairman of the board of directors, and (ii) 39,000,000 ordinary shares held by Keeneyes Future Holding Inc., an exempted company established in the Cayman Islands, which is wholly owned by Yahui Zhou.

(3)

Represents 46,750,000 ordinary shares held by Qifei International Development Co. Limited, a limited liability company incorporated in Hong Kong. Qifei International Development Co. Limited, wholly owned by Qisi (HK) Technology Co. Ltd., which in turn is indirectly wholly owned by 360 Security Technology Inc., a company in which Hongyi Zhou serves as the chairman and chief executive officer.

(4)

Represents 104,500,000 ordinary shares held by Kunlun Tech Limited, a limited liability company incorporated in Hong Kong. Kunlun Tech Limited is wholly owned by Beijing Kunlun Tech Co., Ltd., a company in which Yahui Zhou owns 25.9% of the equity interest and serves as chairman of the board of directors. The registered address of Kunlun Tech Limited is Flat/Rm 1903, 19/F, Lee Garden One, 33 Hysan Avenue, Causeway Bay, Hong Kong.

(5)

Represents 39,000,000 ordinary shares held by Keeneyes Future Holding Inc., an exempted company established in the Cayman Islands. Keeneyes Future Holding Inc. is wholly owned by Yahui Zhou. The registered address of Keeneyes Future Holding Inc., is P.O. Box 2075, George Town, Grand Cayman, KY1-1105, Cayman Islands.

(6)

Represents 46,750,000 ordinary shares held by Qifei International Development Co. Limited, a limited liability company incorporated in Hong Kong. Qifei International Development Co. Limited is wholly owned by Qisi (HK) Technology Co. Ltd., which in turn is indirectly wholly owned by 360 Security Technology Inc., a company in which Hongyi Zhou serves as chairman and chief executive officer. The registered address of Qifei International Development Co. Limited is Flat 402, Jardine House, 1 Connaught Place, Central, Hong Kong.

As of the date of this annual report, we had no ordinary share outstanding that were held by a record holder in the United States. None of our shareholders has informed us that it is affiliated with a registered broker-dealer or is in the business of underwriting securities. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.	Related Party Transactions

Transactions with Certain Shareholders

On June 25, 2018, all of the existing members of Kunhoo Software LLC exchanged their membership interests in Kunhoo Software LLC for ordinary shares having substantially the same rights in Opera Limited.

Transactions with Other Related Parties

StarMaker Interactive Inc., or StarMaker Interactive, is a company controlled by our chief executive officer and chairman. In 2017, we provided a loan of US$0.5 million to StarMaker, which was fully repaid in March 2018.

360 Mobile Security Limited, or 360 Mobile, is a company controlled by our director, Mr. Hongyi Zhou. Our chairman and chief executive officer, Mr. Yahui Zhou, has significant influence over 360 Mobile. We received professional services related to distribution and promotion of our advertising services worldwide from 360 Mobile and recorded expenses of US$9.7 million in 2016 consisting of US$4.5 million in the period from January 1, 2016 to November 3, 2016 and US$5.2 million in the period from November 4, 2016 to December 31, 2016, US$8.4 million in 2017 and US$7.5 million in 2018. We paid 360 Mobile Security Limited a service fee equal to the expenses it incurred in providing us services such as engaging with media owners for negotiation of advertising space booking, buying and payment, subject to an agreed cap. As of December 31, 2016, 2017 and 2018, we had distribution liability of US$5.4 million, US$3.3 million and US$10.4 million, due to 360 Mobile, respectively.

nHorizon Innovation (Beijing) Software Ltd, or nHorizon, is our equity investee. We provided professional services to nHorizon and recorded revenue of US$0.3 million or US$2.6 million on a pro forma consolidated basis in 2016 consisting of US$2.3 million in the period from January 1, 2016 to November 3, 2016 and US$0.3 million in the period from November 4, 2016 to December 31, 2016, US$0.4 million in 2017 and US$18,000 in 2018, respectively. We also received professional services from nHorizon and recorded expenses of US$1.1 million on a pro forma consolidated basis in 2016 consisting of US$1.1 million in the period from January 1, 2016 to November 3, 2016 and nil (US$0) in the period from November 4, 2016 to December 31, 2016, US$0.5 million in 2017 and US$0.9 million in 2018, respectively. As of December 31, 2016, 2017 and 2018, we had professional service receivable of US$0.2 million, US$0.2 million and nil, due from nHorizon, respectively. As of December 31, 2016, 2017 and 2018, we had revenue share liability of US$0.2 million, US$0.2 million and nil, due to nHorizon, respectively. As of December 31, 2017 and 2018, we also had professional service liability of US$0.5 million and US$1.0 million, respectively.

Powerbets Holdings Limited, or Powerbets, is our equity investee. On October 4, 2018, we provided a revolving line of credit of US$6.0 million to Powerbets. Prior to this, we had already advanced a sum of US$2.0 million to Powerbets, which was deemed to be advanced under the terms of the credit facility. The principal, together with all accrued and unpaid interest, shall be repaid on the date set by Powerbets’ board of directors. As of December 31, 2018, a total of US$2.6 million was drawn under the credit facility. That long-term loan is accounted for as part of our long-term interest in Powerbets. Effective from January 1, 2018, we and Powerbets entered into a software development and consultancy agreement. Under the agreement, we effectively sold an online gaming platform to Powerbets for US$1.5 million. We have also provided advertising services to Powerbets during 2018.

Opay Digital Services Limited (HK), or Opay, is our equity investee which our chief executive officer and chairman controls through Balder Investment Inc., where certain of our other officers also have financial interests but no voting rights. Opay is an online payment service provider targeting African users. In 2017, we provided a loan of US$5.6 million to Opay in relation to its business expansion in Nigeria, US$5.0 million of which is considered part of the Group’s net investment in Opay. In 2018, we provided a loan of US$0.4 million to Opay in relation to its business expansion in Kenya. Both loans are interest-free for the first 60 days and are due and payable upon notice. We also provided professional services to Opay and recorded revenue of US$2.8 million and US$10.9 million in 2017 and 2018, respectively. As of December 31, 2018, we had US$4.2 million of trade receivable and US$1.8 million loan receivable, due from Opay. Our investment in and relevant transactions with Opay are in line with our business growth strategy and we expect to continue investing in Opay as its business develops. On December 19, 2018, we acquired a microfinance business launched in Kenya from Opay, for a total consideration of US$9.5 million. The acquisition of this microfinance business represents a new user-driven business opportunity that will benefit from our existing reach and scale in African markets.

StarMaker Inc., or StarMaker, is a company controlled by our chief executive officer and chairman, Mr. Yahui Zhou. In November 5, 2018, we invested US$30 million at a US$125 million pre-money valuation by purchasing preferred shares issued by StarMaker, resulting in an ownership stake of 19.35%. As part of the investment, we also obtained an option to increase ownership to 51% in the second half of the year 2020. StarMaker has an engaged user base in India and has expanded its operations into India during 2018. Given Opera’s own long history and expertise in India, we have provided professional services to StarMaker to facilitate its expansion. As of December 31, 2018, we had US$175,000 receivable due from StarMaker related to these services.

Share Incentive Plan

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plan.”

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—C. Board Practice—Employment Agreements and Indemnification Agreements.”

C.	Interest of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statement and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal and Administrative Proceedings

From time to time, we are subject to legal proceedings, investigations and claims incidental to the conduct of our business. We are not a party to, nor are we aware of, any legal proceeding, investigation or claim which, in the opinion of our management, is likely to have an adverse material effect on our business, financial condition or results of operations. We may periodically be subject to legal proceedings, investigations and claims relating to our business. We may also initiate legal proceedings to protect our rights and interests.

Dividend Policy

We do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

Our board of directors has discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends on our ordinary shares, we will pay those dividends which are payable in respect of the ordinary shares underlying the ADSs to the depositary, as the registered holder of such ordinary shares, and the depositary then will pay such amounts to the ADS holders who will receive payment to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder.

We are a holding company incorporated in the Cayman Islands. For our cash requirements, including any payment of dividends to our shareholders, we may rely on our substantial cash position remaining from the initial public offering of our securities, as further described in Part II, Item 14 of this annual report. We may further rely upon payments from our operating entities. We may rely on a combination of dividend payments from our subsidiaries in markets we operate such as Norway. Regulations in Norway where we utilize dividend payments may restrict the ability of our subsidiaries to pay dividends to us.

B.	Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

Our ADSs have been listed on the Nasdaq Global Select Market since July 27, 2018 and traded under the symbol “OPRA.” Each ADS represents two ordinary shares.

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ADSs have been listed on the Nasdaq Global Select Market since July 27, 2018 under the symbol “OPRA.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

We incorporate by reference into this annual report our Second Amended and Restated Memorandum and Articles of Association, as currently in effect, filed as Exhibit 3.2 to our registration statement on Amendment No.1 to Form F-1 (File No. 333-226017), filed with the SEC on July 13, 2018.

C.	Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in this annual report.

D.	Exchange Controls

The Cayman Islands currently has no exchange control regulations or currency restrictions. See “Item 4. Information of the Company—B. Business Overview—Norwegian Regulations—Regulations on Foreign Exchange.”

E.	Taxation

The following summary of Cayman Islands, Norway and U.S. federal income tax consequences of an investment in the ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in the ADSs or ordinary shares, such as the tax consequences under state, local and other tax laws, or tax laws of jurisdictions other than the Cayman Islands, Norway, and the United States.

Cayman Islands Tax Considerations

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in or, after execution brought within, the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties which are applicable to any payments made by or to our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our ordinary shares or the ADSs will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our ordinary shares or the ADSs, as the case may be, nor will gains derived from the disposal of our ordinary shares or the ADSs be subject to Cayman Islands income or corporation tax. The Cayman Islands currently have no income, corporation or capital gains tax and no estate duty, inheritance tax or gift tax.

An unstamped document that is required to be stamped may not be admissible in evidence until duly stamped and unstamped documents may be subject to penalties and interest for late stamping. Certain criminal offenses may also be committed in connection with unstamped documents.

No stamp duty is payable in respect of the issue of our ordinary shares or the ADSs or on an instrument of transfer in respect of our ordinary shares or the ADSs.

Norway Tax Considerations

Below is a summary of the primary tax issue in Norway for Norwegian corporate holders of the ADSs.

The ADS is a financial instrument with shares in Opera Limited, an exempted company incorporated under the laws of the Cayman Islands with limited liability, as the underlying object. For Norwegian tax purposes, the ADSs will not be covered by the participation exemption since the underlying object is an entity in a low tax jurisdiction outside the EU/EEA. For limited liability companies (and certain similar entities) resident in Norway for tax purposes, dividends from the ADSs will be considered as taxable income. Gains on realization (including sales) of the ADSs will also be considered as taxable income for limited liability companies (and certain similar entities) resident in Norway for tax purposes. The tax rate for 2018 for limited liability companies (and certain similar entities) was 23%, and will be 22% for 2019.

United States Federal Income Tax Considerations

The following discussion describes the material United States federal income tax consequences to a United States Holder (as defined below), under current law, of an investment in our ADSs or ordinary shares. This discussion is based on the federal income tax laws of the United States as of the date of this annual report, including the United States Internal Revenue Code of 1986, as amended, or the Code, existing and proposed Treasury Regulations promulgated thereunder, judicial authority, published administrative positions of the United States Internal Revenue Service, or IRS, and other applicable authorities, all as of the date of this annual report. All of the foregoing authorities are subject to change, which change could apply retroactively and could significantly affect the tax consequences described below. We have not sought any ruling from the IRS with respect to the statements made and the conclusions reached in the following discussion and there can be no assurance that the IRS or a court will agree with our statements and conclusions.

This discussion applies only to a United States Holder (as defined below) that holds ADSs or ordinary shares as capital assets for United States federal income tax purposes (generally, property held for investment). The discussion neither addresses the tax consequences to any particular investor nor describes all of the tax consequences applicable to persons in special tax situations, such as:

•	banks and certain other financial institutions;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

•	brokers or dealers in stocks and securities, or currencies;

•	persons who use or are required to use a mark-to-market method of accounting;

•	certain former citizens or residents of the United States subject to Section 877 of the Code;

•	entities subject to the United States anti-inversion rules;

•	tax-exempt organizations and entities;

•	persons subject to the alternative minimum tax provisions of the Code;

•	persons whose functional currency is other than the United States dollar;

•	persons holding ADSs or ordinary shares as part of a straddle, hedging, conversion or integrated transaction;

•	persons that actually or constructively own ADSs or ordinary shares representing 10% or more of our voting power or value;

•	persons who acquired ADSs or ordinary shares pursuant to the exercise of an employee equity grant or otherwise as compensation;

•	partnerships or other pass-through entities, or persons holding ADSs or ordinary shares through such entities;

•

persons required to accelerate the recognition of any item of gross income with respect to our ADSs or ordinary shares as a result of such income being recognized on an applicable financial statement; or

•	persons that held, directly, indirectly or by attribution, ADSs or ordinary shares or other ownership interests in us prior to our initial public offering.

This discussion, moreover, does not address the United States federal estate, gift, Medicare, and alternative minimum tax considerations, or any state, local and non-United States tax considerations, relating to the ownership and disposition of our ADSs or ordinary shares.

Except as specifically described below, this discussion does not address any tax consequences or reporting obligations that may be applicable to persons holding ADSs or ordinary shares through a bank, financial institution or other entity, or a branch thereof, located, organized or resident outside the United States.

If a partnership (including an entity or arrangement treated as a partnership for United States federal income tax purposes) holds the ADSs or ordinary shares, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. A partnership or partner in a partnership holding ADSs or ordinary shares should consult its own tax advisors regarding the tax consequences of investing in and holding the ADSs or ordinary shares.

THE FOLLOWING DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT A SUBSTITUTE FOR CAREFUL TAX PLANNING AND ADVICE. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE FEDERAL ESTATE OR GIFT TAX LAWS OR THE LAWS OF ANY STATE, LOCAL OR NON-UNITED STATES TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

For purposes of the discussion below, a “United States Holder” is a beneficial owner of the ADSs or ordinary shares that is, for United States federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to United States federal income taxation regardless of its source; or

•

a trust, if (i) a court within the United States is able to exercise primary jurisdiction over its administration and one or more United States persons have the authority to control all of its substantial decisions or (ii) in the case of a trust that was treated as a domestic trust under the law in effect before 1997, a valid election is in place under applicable Treasury Regulations to treat such trust as a domestic trust.

The discussion below assumes that the representations contained in the deposit agreement and any related agreement are true and that the obligations in such agreements will be complied with in accordance with their terms.

ADSs

If you own our ADSs, then you should be treated as the owner of the underlying ordinary shares represented by those ADSs for United States federal income tax purposes. Accordingly, deposits or withdrawals of ordinary shares for ADSs should not be subject to United States federal income tax.

The United States Treasury Department and the IRS have expressed concerns that United States holders of American depositary shares may be claiming foreign tax credits in situations where an intermediary in the chain of ownership between the holder of an American depositary share and the issuer of the security underlying the American depositary share has taken actions that are inconsistent with the ownership of the underlying security by the person claiming the credit. Such actions (for example, a pre-release of an American depositary share by a depositary) also may be inconsistent with the claiming of the reduced rate of tax applicable to certain dividends received by non-corporate United States holders of

American depositary shares, including individual United States holders. Accordingly, the availability of foreign tax credits or the reduced tax rate for dividends received by non-corporate United States Holders, each discussed below, could be affected by actions taken by intermediaries in the chain of ownership between the holder of an ADS and our company.

Dividends and Other Distributions on the ADSs or Our Ordinary Shares

Subject to the passive foreign investment company rules discussed below, the gross amount of any distribution that we make to you with respect to the ADSs or ordinary shares (including any amounts withheld to reflect withholding taxes) will be taxable as a dividend, to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Such income (including any withheld taxes) will be includable in your gross income on the day actually or constructively received by you, if you own the ordinary shares, or by the depositary, if you own ADSs.

Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution paid generally will be reported as a “dividend” for United States federal income tax purposes. Such dividends will not be eligible for the dividends- received deduction allowed to qualifying corporations under the Code.

Dividends received by a non-corporate United States Holder may qualify for the lower rates of tax applicable to “qualified dividend income,” if the dividends are paid by a “qualified foreign corporation” and other conditions discussed below are met. A non-United States corporation is treated as a qualified foreign corporation (i) with respect to dividends paid by that corporation on shares (or American depositary shares backed by such shares) that are readily tradable on an established securities market in the United States or (ii) if such non-United States corporation is eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program. We do not expect to be eligible for the benefits of such an income tax treaty. However, a non-United States corporation will not be treated as a qualified foreign corporation if it is a passive foreign investment company in the taxable year in which the dividend is paid or the preceding taxable year.

Under a published IRS Notice, common or ordinary shares, or American depositary shares representing such shares, are considered to be readily tradable on an established securities market in the United States if they are listed on the Nasdaq Global Select Market, as our ADSs (but not our ordinary shares) are expected to be. Based on existing guidance, it is unclear whether the ordinary shares will be considered to be readily tradable on an established securities market in the United States, because only the ADSs, and not the underlying ordinary shares, will be listed on a securities market in the United States. We believe, but we cannot assure you, that dividends we pay on the ordinary shares that are represented by ADSs, but not on the ordinary shares that are not so represented, will, subject to applicable limitations, be eligible for the reduced rates of taxation.

Even if dividends would be treated as paid by a qualified foreign corporation, a non-corporate United States Holder will not be eligible for reduced rates of taxation if it does not hold our ADSs or ordinary shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date or if the United States Holder elects to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code. In addition, the rate reduction will not apply to dividends of a qualified foreign corporation if the non-corporate United States Holder receiving the dividend is obligated to make related payments with respect to positions in substantially similar or related property.

You should consult your own tax advisors regarding the availability of the lower tax rates applicable to qualified dividend income for any dividends that we pay with respect to the ADSs or ordinary shares, as well as the effect of any change in applicable law after the date of this annual report.

Any non-United States withholding taxes imposed on dividends paid to you with respect to the ADSs or ordinary shares generally will be treated as foreign taxes eligible for credit against your United States federal income tax liability, subject to the various limitations and disallowance rules that apply to foreign tax credits generally. For purposes of calculating the foreign tax credit limitation, dividends paid to you with respect to the ADSs or ordinary shares will be treated as income from sources outside the United States and generally will constitute passive category income. The rules relating to the determination of the foreign tax credit are complex, and you should consult your tax advisors regarding the availability of a foreign tax credit in your particular circumstances.

Disposition of the ADSs or Our Ordinary Shares

You will recognize gain or loss on a sale or exchange of the ADSs or ordinary shares in an amount equal to the difference between the amount realized on the sale or exchange and your tax basis in the ADSs or ordinary shares. Subject to the discussion under “—Passive Foreign Investment Company” below, such gain or loss generally will be capital gain or loss. Capital gains of a non-corporate United States Holder, including an individual that has held the ADSs or ordinary shares for more than one year currently are eligible for reduced tax rates. The deductibility of capital losses is subject to limitations.

Any gain or loss that you recognize on a disposition of the ADSs or ordinary shares generally will be treated as United States-source income or loss for foreign tax credit limitation purposes. You should consult your tax advisors regarding the proper treatment of gain or loss, as well as the availability of a foreign tax credit, in your particular circumstances.

Passive Foreign Investment Company

A non-United States corporation such as ourselves will be treated as a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year if, applying applicable look-through rules, either:

•	at least 75% of its gross income for such year is passive income; or

•	at least 50% of the value of its assets (determined based on a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income.

For this purpose, passive income generally includes dividends, interest, royalties and rents (other than certain royalties and rents derived in the active conduct of a trade or business and not derived from a related person). We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% by value of the stock. Although the law in this regard is unclear, we treat our VIEs as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated IFRS financial statements. If it were determined, however, that we are not the owner of our VIEs for United States federal income tax purposes, the composition of our income and assets would change and we may be more likely to be treated as a PFIC.

Additionally, if a “controlled foreign corporation” (as defined for United States federal income tax purposes), or CFC, is a “publicly traded corporation” for the taxable year, the PFIC asset test for such year is applied based on the value of the CFC’s assets. Otherwise, the asset test is applied based on the adjusted tax bases of the CFC’s assets as determined for the purposes of computing earnings and profits under United States federal income tax principles. We believe we were a CFC for our taxable year ended December 31, 2018, and while we became a publicly traded corporation in our third quarter, it is unclear how the asset test will apply to us in respect of our taxable year ended December 31, 2018, as it is not clear how the asset test should be applied to a CFC in respect of its taxable year in which it becomes a publicly traded corporation (specifically, it is not clear whether the CFC can be treated as a “publicly traded corporation” for such taxable year).

Changes in the composition of our income or composition of our assets may cause us to become a PFIC. The determination of whether we will be a PFIC for any taxable year may depend in part upon the value of our goodwill and other unbooked intangibles not reflected on our balance sheet (which may depend upon the market value of the ADSs or ordinary shares from time to time, which may be volatile) and also may be affected by how, and how quickly, we spend our liquid assets and the cash raised in the initial public offering. In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our market capitalization. Among other matters, if our market capitalization declines, we may be or become a PFIC for the current or future taxable years because our liquid assets and cash (which are for this purpose considered assets that produce passive income) may then represent a greater percentage of our overall assets. Further, while we believe our classification methodology and valuation approach is reasonable, it is possible that the IRS may challenge our classification or valuation of our goodwill and other unbooked intangibles, which may result in our being or becoming a PFIC for the current or one or more future taxable years.

Based on the current and anticipated value of our assets and the composition of our income and assets, we do not believe that we were a PFIC for the taxable year ended December 31, 2018. The determination of PFIC status is based on an annual determination that cannot be made until the close of a taxable year, involves extensive factual investigation, including ascertaining the fair market value of all of our assets on a quarterly basis and the character of each item of income that we earn, and is subject to uncertainty in several respects.

In addition, the application of the PFIC rules to a “controlled foreign corporation” (as defined for United States federal income tax purposes), or CFC, in respect of its taxable year in which it becomes a publicly traded corporation are complex and unclear, and we cannot guarantee that the IRS will agree with any positions that we take. Accordingly, we cannot assure you that we will not be treated as a PFIC for our current taxable year ending December 31, 2019, or for any future taxable year or that the IRS will not take a contrary position.

If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares, we will continue to be treated as a PFIC with respect to you for all succeeding years during which you hold ADSs or ordinary shares, unless we were to cease to be a PFIC and you make a “deemed sale” election with respect to the ADSs or ordinary shares. If such election is made, you will be deemed to have sold the ADSs or ordinary shares you hold at their fair market value and any gain from such deemed sale would be subject to the rules described in the following two paragraphs. After the deemed sale election, so long as we do not become a PFIC in a subsequent taxable year, the ADSs or ordinary shares with respect to which such election was made will not be treated as shares in a PFIC and, as a result, you will not be subject to the rules described below with respect to any “excess distribution” you receive from us or any gain from an actual sale or other disposition of the ADSs or ordinary shares. You are strongly urged to consult your tax advisors as to the possibility and consequences of making a deemed sale election if we are and then cease to be a PFIC and such an election becomes available to you.

If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares, then, unless you make a “mark-to-market” election (as discussed below), you generally will be subject to special adverse tax rules with respect to any “excess distribution” that you receive from us and any gain that you recognize from a sale or other disposition, including a pledge, of ADSs or ordinary shares. For this purpose, distributions that you receive in a taxable year that are greater than 125% of the average annual distributions that you received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as an excess distribution. Under these rules:

•	the excess distribution or recognized gain will be allocated ratably over your holding period for the ADSs or ordinary shares;

•

the amount of the excess distribution or recognized gain allocated to the taxable year of distribution or gain, and to any taxable years in your holding period prior to the first taxable year in which we were treated as a PFIC, will be treated as ordinary income; and

•

the amount of the excess distribution or recognized gain allocated to each other taxable year will be subject to the highest tax rate in effect for individuals or corporations, as applicable, for each such year and the resulting tax will be subject to the interest charge generally applicable to underpayments of tax.

If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares and any of our non-United States subsidiaries or other corporate entities in which we own equity interests is also a PFIC, you would be treated as owning a proportionate amount (by value) of the shares of each such non-United States entity classified as a PFIC (each such entity, a lower tier PFIC) for purposes of the application of these rules. You should consult your own tax advisor regarding the application of the PFIC rules to any of our lower tier PFICs.

If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares, then in lieu of being subject to the tax and interest-charge rules discussed above, you may make an election to include gain on our ADSs or ordinary shares as ordinary income under a mark-to-market method, provided that such ADSs or ordinary shares constitute “marketable stock.” Marketable stock is stock that is regularly traded on a qualified exchange or other market, as defined in applicable Treasury regulations. We expect that our ADSs, but not our ordinary shares, will be listed on the Nasdaq Global Select Market, which is a qualified exchange or other market for these purposes. Consequently, if the ADSs are listed on the Nasdaq Global Select Market and are regularly traded, and you are a holder of ADSs, we expect that the mark-to-market election would be available to you if we became a PFIC, but no assurances are given in this regard.

Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, if we were a PFIC for any taxable year, a United States Holder that makes the mark-to-market election may continue to be subject to the tax and interest charges under the general PFIC rules with respect to such United States Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for United States federal income tax purposes.

In certain circumstances, a shareholder in a PFIC may avoid the adverse tax and interest-charge regime described above by making a “qualified electing fund” election to include in income its share of the corporation’s income on a current basis. However, you may make a qualified electing fund election with respect to the ADSs or ordinary shares only if we agree to furnish you annually with a PFIC annual information statement as specified in the applicable Treasury regulations. We currently do not intend to prepare or provide the information that would enable you to make a qualified electing fund election.

A United States Holder that holds the ADSs or ordinary shares in any year in which we are a PFIC will be required to file an annual report containing such information as the United States Treasury Department may require. You should consult your own tax advisor regarding the application of the PFIC rules to your ownership and disposition of the ADSs or ordinary shares and the availability, application and consequences of the elections discussed above.

Information Reporting and Backup Withholding

Information reporting to the IRS and backup withholding generally will apply to dividends in respect of our ADSs or ordinary shares, and the proceeds from the sale or exchange of our ADSs or ordinary shares, that are paid to you within the United States (and in certain cases, outside the United States), unless you furnish a correct taxpayer identification number and make any other required certification, generally on IRS Form W-9 or you otherwise establish an exemption from information reporting and backup withholding. Backup withholding is not an additional tax. Amounts withheld as backup withholding generally are allowed as a credit against your United States federal income tax liability, and you may be entitled to obtain a refund of any excess amounts withheld under the backup withholding rules if you file an appropriate claim for refund with the IRS and furnish any required information in a timely manner. United States Holders should consult their tax advisors regarding the application of the information reporting and backup withholding rules.

Information with Respect to Foreign Financial Assets

United States Holders who are individuals (and certain entities closely held by individuals) generally will be required to report our name, address and such information relating to an interest in the ADSs or ordinary shares as is necessary to identify the class or issue of which the ADSs or ordinary shares are a part. These requirements are subject to exceptions, including an exception for ADSs or ordinary shares held in accounts maintained by certain financial institutions and an exception applicable if the aggregate value of all “specified foreign financial assets” (as defined in the Code) does not exceed US$50,000.

United States Holders should consult their tax advisors regarding the application of these information reporting rules.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

We previously filed with the SEC a registration statement on Form F-1 (File Number 333-226017), as amended, including the prospectus contained therein to register our ordinary shares in relation to our initial public offering. We also filed with the SEC a related registration statement on Form F-6 (File Number 333-226171) to register the ADSs and a registration statement on Form S-8 (File Number 333-229285) to register our securities to be issued under our Amended and Restated Share Incentive Plan.

We are subject to the periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year. Copies of reports and other information, when so filed with the SEC, can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the Commission at 1-800-SEC-0330

The SEC also maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

We will furnish The Bank of New York Mellon, the depositary of our ADSs, with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with IFRS, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

I.	Subsidiary Information

For a list of our subsidiaries see Exhibit 8.1 filed with this annual report.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. Our exposure to the risk of changes in foreign exchange rates relates primarily to the U.S. Dollar, the primary currency in which revenues are generated, relative to other currencies. The Group incurs operating expenses in various currencies, including the Norwegian Krone, Chinese Renminbi, Polish Zloty, Swedish Krone and the Euro. The latter is also the base currency of some of the Group’s revenue. Additionally, the Group is exposed to foreign currency risk due to monetary items recognized in the balance sheet being denominated in currencies other than the functional currency, which for most of the Group’s entities is the U.S. Dollar. Our accounts receivable balances at the end of the reporting period have similar exposures. Such amounts include balances within the subsidiaries which, although eliminated from the consolidated balance sheets, will continue to contribute to foreign exchange risk exposures in the consolidated statements of operations and consolidated statements of comprehensive income. We may seek to reduce the currency risk by entering into foreign currency instruments. We did not have any currency hedging instruments as of December 31, 2018, 2017 and 2016. Management is closely monitoring the Group’s exposure to foreign currency risk and seeks to minimize its exposure to such risk. We were not exposed to material foreign currency risk in 2018, 2017 or 2016.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Our exposure to interest risk is not material. Financial liabilities have fixed interest rates and future interest payments on these will thus not fluctuate. We expect to settle all financial liabilities at maturity, meaning changes in market interest rates will only impact their fair value temporarily. Financial assets are not interest-bearing, except for deposits with banks.

Equity price risk

We are exposed to equity price risk related to our limited holding of publicly traded securities. Such holdings are susceptible to market price risk arising from uncertainties about future value of the securities. Our holding of publicly traded securities is overseen by our CEO and conducted within a US$20 million initial capital allocation. As of December 31, 2018, the value of our holdings was US$0.7 million. Total loss from publicly traded securities in 2018 was US$1.5 million.

Credit Risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Group is exposed to credit risk from its operating activities, primarily trade receivables, and from its cash management activities, including deposits with banks and financial institutions, and other receivables, such as loans to associates and joint ventures. The Group’s revenue comes mainly from sales where settlement in cash generally takes place within 30-90 days of the invoice being issued, which is concurrently when the Group has an unconditional right to consideration. For some specific revenue streams, including relative to Opay and Powerbets, settlement is agreed to exceed 90 days. Provision for bad debt was US$1.6 million, US$1.8 million and nil (US$0) as of December 31, 2018, 2017 and 2016, as collection risk was already reflected in the fair value assessment of acquired receivables. In addition, we are exposed to credit risk from our operating activities (primarily from account and other receivables) and from our financing activities, including deposits with banks and financial institutions, foreign exchange transactions and other financial instruments. Our objective is to seek continual revenue growth while minimizing losses incurred due to credit risk exposure. Financial instruments that potentially subject us to significant concentrations of credit risk consist primarily of cash and cash equivalents, accounts receivable and other receivables. As of December 31, 2018, 2017 and 2016, substantially all of our cash and cash equivalents were held at major financial institutions in the respective locations of our region. We believe that these financial institutions are of high credit quality and continually monitor the credit worthiness of these financial institutions.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Fees and Expenses

Our ADS holders are required to pay the following service fees to the depositary bank, the Bank of New York Mellon, and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of your ADSs):

Persons depositing or withdrawing shares or ADS holders must pay:	For:
US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property Cancelation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

US$0.05 (or less) per ADS	Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders

US$0.05 (or less) per ADS per calendar year	Depositary services

Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	Cable and facsimile transmissions (when expressly provided in the deposit agreement) Converting foreign currency to U.S. Dollars

Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may collect any of its fees by deduction from any cash distribution payable (or by selling a portion of securities or other property distributable) to ADS holders that are obligated to pay those fees. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions.

The depositary may convert currency itself or through any of its affiliates and, in those cases, acts as principal for its own account and not as agent, advisor, broker or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account.

The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the deposit agreement and the rate that the depositary or its affiliate receives when buying or selling foreign currency for its own account. The depositary makes no representation that the exchange rate used or obtained in any currency conversion under the deposit agreement will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favorable to ADS holders, subject to the depositary’s obligations under the deposit agreement. The methodology used to determine exchange rates used in currency conversions is available upon request.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A.—D.	Material Modifications to the Rights of Security Holders

 See “Item 10. Additional Information” for a description of the rights of shareholders, which remain unchanged.

E.	Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1 (File No. 333-226017), as amended, including the prospectus contained therein, which registered 19,200,000 ordinary shares represented by ADSs and was declared effective by the SEC on July 27, 2018, for our initial public offering, which closed in July 27, 2018, and the underwriters’ exercise of their option to purchase from us an additional 334,672 ADSs representing 669,344 ordinary shares, or the optional offering, which closed in August 9, 2018 at an initial offering price of US$12.00 per ADS. China International Capital Corporation Hong Kong Securities Limited and Citigroup Global Markets were the representatives of the underwriters.

We received an aggregated net proceeds of approximately US$110.8 million from our initial public offering and the optional offering. In addition, we received an additional US$57.0 million from three contemporaneous private placements, net of underwriting commissions paid.

Our expenses incurred and paid to others in connection with the issuance and distribution of the ADSs in our initial public offering and the optional offering totaled US$3.4 million, which included US$0.4 million deducted directly from equity and US$3.0 million for other expenses. The additional material items upon which we have used the proceeds of our initial public offering and the optional offering include US$10.7 used in our share repurchase program, an investment of US$30 million in acquiring 19.35% of StarMaker Inc., and US$9.5 for the purchase of TenSpot Pesa Limited and its microfinance business (OKash).

Except for reimbursement of officer and director travel expenses to attend out listing ceremony in New York, IPO bonuses paid to our officers, and the annual board fees paid to our two independent directors, none of these net proceeds from the initial public offering and the optional offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates or others.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act.

The management, with the participation of our chief executive officer and chief financial officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Exchange Act Rule 13a-15(b) as of the end of the period covered by the Form 20-F. Based on that evaluation, the chief executive officer and chief financial officer have concluded that as a result of a material weakness in internal controls over financial reporting described above, these disclosure controls and procedures were not effective at a reasonable level of assurance as of 31 December 2018.

Management’s Annual Report on Internal Control over Financial Reporting

This annual report on Form 20-F does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies.

Attestation Report of the Registered Public Accounting Firm

This annual report on Form 20-F does not include an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

Changes in Internal Control over Financial Reporting

Except for the improvements that are being carried out to remediate the material weakness described under "Item 3. Key Information - D. Risk Factors," no change to our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) occurred during the year ended December 31, 2018, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Lori Wheeler Næss, an independent director and a member of our audit committee, qualifies as an “audit committee financial expert” within the meaning of the SEC rules and possesses financial sophistication within the meaning of Listing Rules of the Nasdaq Stock Market. Lori Wheeler Næss meets the independence standards under Rule 10A-3 under the Exchange Act.

ITEM 16B.	CODE OF ETHICS

Our board of directors has adopted a code of business conduct and ethics that applies to all of our directors, officers, employees, including certain provisions that specifically apply to our principal executive officer, principal financial officer, principal accounting officer or controller and any other persons who perform similar functions for us. We have filed our code of business conduct and ethics as Exhibit 99.1 of our registration statement on Form F-1 (file No. 333-226017) filed with the SEC on June 29, 2018 and posted a copy of our code of business conduct and ethics on our website at investor.opera.com. We hereby undertake to provide to any person without charge, a copy of our code of business conduct and ethics within ten working days after we receive such person’s written request.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by KPMG AS, our independent registered public accounting firm, for the periods indicated. We did not pay any other fees to our independent registered public accounting firm during the periods indicated below.

	For the Year Ended December 31,
	2017	2018
	(US$ in thousands)
Audit fees (1)	1,455	1,505
Audit-related fees (2)	190	225
Tax fees (3)	—	10
All other fees	—	—

(1)

Audit fees include the audit of the Group's annual financial statements and services that are normally provided by the independent registered public accounting firm in connection with statutory and regulatory filings or engagements for those fiscal years including review of documents filed with the SEC.

(2)	Audit-related fees means the aggregate fees billed for professional services rendered by our principal auditors for the assurance and related services, which were not included under Audit Fees above.

(3)	Tax fees means the aggregate fees billed in each of the fiscal periods listed for professional services rendered by our principal auditors for tax compliance.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by KPMG AS, our independent registered public accounting firm, including audit services and audit-related services as described above.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

We are in compliance with Rule 10A-3 under the Exchange Act and The Nasdaq Stock Market, Inc. Marketplace Rules with respect to the audit committee.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On November 8, 2018, we announced that our board of directors had approved a share repurchase program of up to 1.5 million ADSs to be purchased on the open market, commencing on November 12, 2018. At December 31, 2018, we had purchased 728,912 ADSs, at a total cost of US$4.9 million. In February 2019, the share repurchase program was completed following the successful repurchase of all 1.5 million ADSs for an aggregate purchase price of approximately US$10.6 million.

The following table provides information about the shares we repurchased each month under the program.

Issuer Purchases of Equity Securities

Period	(a) Total Number of ADSs Purchased	(b) Average Price Paid per ADS	(c) Total Number of ADSs Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Appropriate Dollar Value of ADSs that May Yet Be Purchased Under the Plans or Programs
Month #1 2018 Jan 1 - Jan 31	—	—	—	—
Month #2 2018 Feb 1 - Feb 29	—	—	—	—
Month #3 2018 Mar 1 - Mar 31	—	—	—	—
Month #4 2018 Apr 1 - Apr 30	—	—	—	—
Month #5 2018 May 1 - May 31	—	—	—	—
Month #6 2018 Jun 1 - Jun 30	—	—	—	—
Month #7 2018 Jul 1 - Jul 31	—	—	—	—
Month #8 2018 Aug 1 - Aug 31	—	—	—	—
Month #9 2018 Sep 1 - Sep 30	—	—	—	—
Month #10 2018 Oct 1 - Oct 31	—	—	—	—
Month #11 2018 Nov 1 - Nov 30	481,837	6.79	481,837	1,018,163
Month #12 2018 Dec 1 - Dec 31	247,075	6.44	247,075	771,088
Month #1 2019 Jan 1 - Jan 31	649,640	7.38	649,640	121,448
Month #2 2019 Feb 1 - Feb 29	121,448	7.99	121,448	0
Total	1,500,000	7.08	1,500,000	0

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

As a Cayman Islands company listed on the Nasdaq Global Select Market, we are subject to Nasdaq corporate governance listing standards. However, Rule 5615(a)(3) of The Listing Rules of the Nasdaq Stock Market (the “Nasdaq Rules”) permits foreign private issuers like us to follow certain home country corporate governance practices in lieu of certain provisions of the Rule 5600 Series of the Nasdaq Rules. A foreign private issuer that elects to follow a home country practice instead of such provisions, must disclose in its annual reports each requirement that it does not follow and describe the home country practice followed by it.

Our current corporate governance practices differ from Nasdaq corporate governance requirements for U.S. companies in certain respects, as summarized below:

•           Rule 5605(b)(1) of the Nasdaq Rules requires a Nasdaq listed company to have a majority of the board be independent. In this regard we have elected to adopt the practices of our home country, the Cayman Islands, which practices do not require a majority independent board;

•           Rule 5605(d)(2) of the Nasdaq Rules requires a Nasdaq listed company to have a compensation committee composed solely of independent directors to determine or recommend the compensation of the executive officers of the company. In this regard we have elected to adopt the practices of our home country, the Cayman Islands, which practices do not require that any of the members of a company’s compensation committee be independent directors;

•           Rule 5605(e)(1) of the Nasdaq Rules requires a Nasdaq listed company to have a corporate governance and nomination committee composed solely of independent directors to select or recommend for director nominees. The practices of our home country, the Cayman Islands, do not require that any of the members of a company’s corporate governance and nomination committee be independent directors. As a newly listed company, however, we intend to have our corporate governance and nomination committee consist solely of independent directors within the one year phase in period afforded by Rule 5615(b)(1) of the Nasdaq Rules;

In addition, under Rule 5615(a)(3) of the Nasdaq Rules, foreign private issuers following home country practices are subject to several important exceptions, among which, a foreign private issuer must have an audit committee that satisfies the requirements of Rule 10A-3 of Exchange Act. Rule 10A-3 (b)(1)(iv)(2) of Exchange Act allows Yahui Zhou, our CEO, to serve on our audit committee for up to one year from the date of effectiveness of our registration statement on Form F-1, i.e. July 26, 2018. We intend to have our audit committee consist solely of independent directors that satisfy the Nasdaq Rules and SEC requirements within one year from the date of the effectiveness of our registration statement on Form F-1.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18	FINANCIAL STATEMENTS

The consolidated financial statements of Opera Limited are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document
1.1

Second Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect (incorporated by reference to Exhibit 3.2 from our registration statement on Amendment No. 1 to Form F-1 (File No. 333-226017) filed publicly with the SEC on July 13, 2018)

2.1	Form of Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.3)
2.2

Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 from our registration statement on Form F-1 (File No. 333-226017) filed publicly with the SEC on June 29, 2018)

2.3

Form of Deposit Agreement among the registrant, the depositary and owners and holders of the ADSs (incorporated by reference to Exhibit 4.3 from our registration statement on Amendment No. 2 to Form F-1 (File No. 333-226017) filed publicly with the SEC on July 23, 2018)

4.1

Amended and Restated Share Incentive Plan, dated as of January 10, 2019, as currently in effect  (incorporated by reference to Exhibit 10.1 from our registration statement on Form S-8 (File No. 333-229285) filed publicly with the SEC on January 10, 2019)

4.2

Form of Indemnification Agreement between the Registrant and each of the directors and executive officers of the Registrant (incorporated by reference to Exhibit 10.2 from our registration statement on Form F-1 (File No. 333-226017) filed publicly with the SEC on June 29, 2018)

4.3

Form of Employment Agreement between the Registrant and each executive officer of the Registrant (incorporated by reference to Exhibit 10.3 from our registration statement on Amendment No. 1 to Form F-1 (File No. 333-226017) filed publicly with the SEC on July 13, 2018)

4.4†

Google Distribution Agreement, dated as of August 1, 2012, by and between Opera Software AS and Google Ireland Limited, and amendments entered into from time to time (incorporated by reference to Exhibit 10.4 from our registration statement on Form F-1 (File No. 333-226017) filed publicly with the SEC on June 29, 2018)

4.5†

Partner Agreement, dated as of October 1, 2012, by and between Opera Software ASA and Yandex LLC, and amendments entered into from time to time (incorporated by reference to Exhibit 10.5 from our registration statement on Form F-1 (File No. 333-226017) filed publicly with the SEC on June 29, 2018)

4.6

Professional Service Agreement, dated as of June 1, 2016, by and between Opera Software AS and 360 Mobile Security Limited, and amendments entered into from time to time (incorporated by reference to Exhibit 10.6 from our registration statement on Form F-1 (File No. 333-226017) filed publicly with the SEC on June 29, 2018)

4.7*	Amendment No. 2 to the Professional Service Agreement, dated as of July 1, 2018, by and between Opera Software AS and 360 Mobile Security Limited
4.8*	Amendment No. 3 to the Professional Service Agreement, dated as of October 1, 2018, by and between Opera Software AS and 360 Mobile Security Limited
4.9

Service Agreement, dated as of November 1, 2017, by and between Opera Software AS and Opay Digital Services Limited (incorporated by reference to Exhibit 10.7 from our registration statement on Form F-1 (File No. 333-226017) filed publicly with the SEC on June 29, 2018)

4.10

Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.11 from our registration statement on Amendment No. 1 to Form F-1 (File No. 333-226017) filed publicly with the SEC on July 13, 2018)

4.11*	Share Purchase Agreement,dated as of December 19, 2018, by and between Opera Limited and Opay Digital Services Limited
8.1*	Significant Subsidiaries and Consolidated Affiliated Entities of the Registrant
11.1

Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 from our registration statement on Form F-1 (File No. 333-226017) filed publicly with the SEC on June 29, 2018)

12.1*	Certification by the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consents of KPMG, Independent Registered Public Accounting Firm

*	Filed with this annual report on Form 20-F.

**	Furnished with this annual report on Form 20-F.

†	Confidential treatment has been granted with respect to portions of the exhibit that have been redacted pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended.

 SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Opera Limited

By:	/s/ Yahui Zhou
Name: Yahui Zhou Title: Chairman and Chief Executive Officer

Date: April 17, 2019

[Signature Page to 20-F]

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Opera Limited:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Opera Limited and subsidiaries (the Company) as of December 31, 2018 and 2017, and the related consolidated statements of operations, comprehensive income (loss), changes in equity, and cash flows for each of the years in the two-year period ended December 31, 2018 (Successor) and for the period from July 26, 2016 to December 31, 2016 (Successor), and for the period from January 1, 2016 to November 3, 2016 (Predecessor), and the related notes (collectively, the consolidated financial statements).  In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2018 and for the period from July 26, 2016 to December 31, 2016 (Successor), and for the period from January 1, 2016 to November 3, 2016 (Predecessor) in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Preparation of Predecessor Financial Statements

As discussed in Note 2.2 to the consolidated financial statements, the Predecessor financial statements have been prepared on a carve-out basis, as the business acquired did not operate as a separate group of entities throughout the period from January 1, 2016 to November 3, 2016.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG AS

We have served as the Company’s and its predecessor's auditor since 2000.

Oslo, Norway

April 17, 2019

OPERA LIMITED
CONSOLIDATED STATEMENT OF OPERATIONS

		Predecessor	Successor

		Period from January 1 to November 3,	Period from July 26 to December 31,	Year ended December 31,	Year ended December 31,
[US$ thousands, except per share and ADS amounts]	Notes	2016	2016	2017	2018

Revenue	4	88,518	18,767	128,893	172,276
Other income	4	—	—	5,460	—

Operating expenses
Cost of revenue		(638)	(469)	(1,303)	(13,316)
Personnel expenses including share-based remuneration	5	(35,493)	(5,972)	(44,315)	(40,968)
Depreciation and amortization	8, 9	(9,586)	(3,082)	(16,604)	(12,694)
Other expenses	6	(42,486)	(19,032)	(58,652)	(59,997)
Restructuring costs	7	(3,911)	—	(3,240)	—
Total operating expenses		(92,113)	(28,555)	(124,114)	(126,975)

Operating profit (loss)		(3,595)	(9,788)	10,239	45,301

Share of net income (loss) of associates and joint ventures	29	(2,664)	(237)	(1,670)	(3,248)

Net finance income (expense)
Finance income	22	—	37	1,054	1,637
Finance expense	22	(1,378)	(24)	(238)	(1,695)
Net foreign exchange gain (loss)	22	(1,212)	212	(1,881)	(354)
Net finance income (expense)		(2,590)	225	(1,065)	(412)

Net Income (loss) before income taxes		(8,849)	(9,800)	7,504	41,641
Income tax (expense) benefit	24	743	2,096	(1,440)	(6,481)
Net income (loss)		(8,106)	(7,704)	6,064	35,160

Net income (loss) attributable to:
Equity holders of the parent	26	(8,106)	(7,704)	6,064	35,160
Non-controlling interests		—	—	—	—
Total net income (loss) attributed		(8,106)	(7,704)	6,064	35,160

Net income (loss) per ordinary share
Basic, US$	31	(0.043)	(0.040)	0.032	0.174
Diluted, US$	31	(0.043)	(0.040)	0.031	0.168

Net income (loss) per ADS
Basic, US$	31	(0.085)	(0.081)	0.064	0.347
Diluted, US$	31	(0.085)	(0.081)	0.063	0.337

The accompanying notes are an integral part of the financial statements.

OPERA LIMITED
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (LOSS)

		Predecessor	Successor

		Period from January 1 to November 3,	Period from July 26 to December 31,	Year ended December 31,	Year ended December 31,
[US$ thousands]	Notes	2016	2016	2017	2018

Net income (loss)		(8,106)	(7,704)	6,064	35,160

Other comprehensive income (loss) that may be reclassified to Statement of Operations in subsequent periods (net of tax)
Exchange differences on translation of foreign operations		(667)	(630)	2,235	(1,245)
Reclassification of exchange differences on loss of control		—	—	—	(138)
Share of other comprehensive income (loss) of associates and joint ventures	29	—	—	—	94
Net other comprehensive income (loss) that may be reclassified to the Statement of Operations in subsequent periods		(667)	(630)	2,235	(1,289)
Total comprehensive income (loss), net of tax		(8,773)	(8,334)	8,299	33,871

Total comprehensive income (loss) attributable to:
Equity holders of the parent	26	(8,773)	(8,334)	8,299	33,871
Non-controlling interests		—	—	—	—
Total comprehensive income (loss) attributed		(8,773)	(8,334)	8,299	33,871

The accompanying notes are an integral part of the financial statements.

OPERA LIMITED
CONSOLIDATED STATEMENT OF FINANCIAL POSITION

		As of	As of
		December 31,	December 31,
[US$ thousands]	Notes	2017	2018
ASSETS
Non-current assets
Furniture, fixtures and equipment	8	13,460	12,162
Intangible assets	9	118,620	115,444
Goodwill	9	421,578	421,578
Investments in associates and joint ventures	29	5,517	35,060
Other financial assets	15	1,857	2,025
Deferred tax assets	24	958	944
Total non-current assets		561,989	587,213

Current assets
Trade receivables	20	31,072	37,468
Other receivables	20	7,865	7,123
Prepayments	20	2,166	14,372
Other financial assets	15	—	1,254
Cash and cash equivalents	19	33,207	177,873
Total current assets		74,311	238,090
TOTAL ASSETS		636,300	825,303

EQUITY AND LIABILITIES
Equity
Share capital	26	19,025	22,012
Other paid in capital		557,506	716,700
Retained earnings		5,366	36,432
Foreign currency translation reserve		1,605	316
Equity attributed to equity holders of the parent		583,503	775,460
Non-controlling interests		—	—
Total Equity		583,503	775,460

Non-current liabilities
Finance lease liabilities and other loans	10, 11	4,032	2,271
Deferred tax liabilities	24	11,828	13,358
Other non-current liabilities	15	87	212
Total non-current liabilities		15,947	15,841

Current liabilities
Trade and other payables	21	21,401	17,957
Finance lease liabilities and other loans	10, 11	2,073	2,490
Income tax payable	24	3,709	1,920
Deferred revenue		1,472	1,932
Other current liabilities	12, 14	8,195	9,701
Total current liabilities		36,850	34,002

Total liabilities		52,797	49,843
TOTAL EQUITY AND LIABILITIES		636,300	825,303

The accompanying notes are an integral part of the financial statements.

OPERA LIMITED
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

PREDECESSOR
2016
[US$ thousands]	Total Equity

Otello Corporation ASA’s equity in its Consumer Business as of January 1, 2016	106,579
Net income (loss)	(8,106)
Other comprehensive income (loss)	(667)
Total comprehensive income (loss)	(8,773)
Net equity transactions with Otello Corporation ASA	(497)
Share-based payments	768
Otello Corporation ASA’s equity in its Consumer Business as of November 3, 2016	98,077

SUCCESSOR
2016
[US$ thousands]	Share capital (1)	Other paid in capital	Retained Earnings (accumulated deficit)	Foreign currency translation reserve	Total Equity

As of inception on July 26, 2016	—	—	—	—	—
Net income (loss)	—	—	(7,704)	—	(7,704)
Other comprehensive income (loss)	—	—	—	(630)	(630)
Total comprehensive income (loss)	—	—	(7,704)	(630)	(8,334)
Contributed equity	19,025	557,506	—	—	576,531
As of December 31, 2016	19,025	557,506	(7,704)	(630)	568,197

2017
[US$ thousands]	Share capital (1)	Other paid in capital	Retained Earnings (accumulated deficit)	Foreign currency translation reserve	Total Equity

As of January 1, 2017	19,025	557,506	(7,704)	(630)	568,197
Net income (loss)	—	—	6,064	—	6,064
Other comprehensive income (loss)	—	—	—	2,235	2,235
Total comprehensive income (loss)	—	—	6,064	2,235	8,299
Share-based payments	—	—	7,006	—	7,006
As of December 31, 2017	19,025	557,506	5,366	1,605	583,503

2018
[US$ thousands]	Share capital (1)	Other paid in capital	Retained Earnings	Foreign currency translation reserve	Total Equity

As of December 31, 2017, as previously reported	19,025	557,506	5,366	1,605	583,503
Impact of new accounting standards (Note 3)	—	—	(629)	—	(629)
As of January 1, 2018, restated	19,025	557,506	4,737	1,605	582,874
Net income (loss)	—	—	35,160	—	35,160
Other comprehensive income (loss)	—	—	—	(1,289)	(1,289)
Total comprehensive income (loss)		—	35,160	(1,289)	33,871
Contribution of equity, net of transaction costs (Note 18)	2,987	164,069	—	—	167,056
Business combination with entity under common control (Note 28)	—	—	(9,904)	—	(9,904)
Acquisition of treasury shares (Notes 18 and 26)	—	(4,875)	—	—	(4,875)
Share-based payments (Note 25)	—	—	6,439	—	6,439
As of December 31, 2018	22,012	716,700	36,432	316	775,460

(1)

Opera Limited, the Group's parent, was established in 2018. The amount of share capital in prior periods reflects the share capital of the parent at the time of incorporation, as if the share capital was contributed in 2016.

The accompanying notes are an integral part of the financial statements.

OPERA LIMITED
CONSOLIDATED STATEMENT OF CASH FLOWS

		Predecessor	Successor

[US$ thousands]		Period from January 1 to November 3,	Period from July 26 to December 31,	Year ended December 31,	Year ended December 31,
	Notes	2016	2016	2017	2018
Cash flow from operating activities
Net income (loss) before income taxes		(8,849)	(9,800)	7,504	41,641
Income taxes paid		(1,759)	(369)	(3,202)	(4,381)
Gain on disposal of equipment and intangible assets	4	—	—	(5,460)	—
Depreciation and amortization	8	9,586	3,082	16,604	12,694
Share of net loss (income) of associates and joint ventures	29	2,664	237	1,670	3,248
Share-based payment expense	25	768	—	7,006	6,439
Change in trade and other receivables	20	(5,391)	(3,947)	(235)	(9,635)
Change in trade and other payables	21	2,645	11,855	(8,509)	(5,635)
Change in deferred revenue		(81)	(429)	(2,106)	460
Change in prepayments	20	—	—	(136)	(12,205)
Change in other liabilities		—	—	(1,402)	1,507
Other		(14)	1,067	(81)	(303)
Net cash flow from (used in) operating activities		(432)	1,697	11,653	33,828

Cash flow from investment activities
Proceeds from sales of equipment and intangible assets		—	—	5,716	—
Purchase of equipment	8	(2,569)	(314)	(3,523)	(2,616)
Settlement of earnout obligation	12	—	—	—	(600)
Receipt of contingent consideration (1)	29	—	31,655	—	2,945
Acquisition of subsidiary, net of cash acquired	28	—	—	—	(7,901)
Release of escrow account		—	—	5,402	2,508
Disbursement of short-term loans		—	—	(500)	(2,400)
Investment in, and loans to associates and joint ventures	29	(4,050)	(5,486)	(6,896)	(32,867)
Net proceeds from purchase and sale of listed equity instruments	15	—	—	—	(2,188)
Development expenditure	9	(1,610)	(318)	(3,503)	(4,132)
Net cash flow from (used in) investment activities		(8,229)	25,538	(3,305)	(47,250)

Cash flow from financing activities
Proceeds from issues of equity instruments		—	1,580	—	170,871
Transaction costs on issue of equity instruments		—	—	—	(2,992)
Acquisition of treasury shares	18, 26	—	—	—	(4,875)
Proceeds from loans and borrowings	23	—	5,512	—	—
Repayment of loans and borrowings	23	—	—	(4,372)	(1,765)
Payment of finance lease liabilities	23	(4,980)	(146)	(5,659)	(2,293)
Net cash flow from (used in) financing activities		(4,980)	6,946	(10,031)	158,946

Net change in cash and cash equivalents		(13,641)	34,181	(1,683)	145,524

Cash and cash equivalents at beginning of period	19	30,602	—	34,181	33,207
Net foreign exchange difference		212	—	709	(857)
Cash and cash equivalents at end of period	19	17,173	34,181	33,207	177,873

(1)	Amount in 2018 relates to settlements of accounts receivables guarantee from Otello Corporation ASA associated with the acquisition of Opera Software AS, the "Consumer Business", in 2016.

The accompanying notes are an integral part of this financial statement.

Note 1 Corporate information

Successor

Opera Limited (the “Company” and “Parent”), with its office at Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands, is an exempted company under the laws of Cayman Islands. The address of the principal executive office is Gjerdrums vei 19, 0484 Oslo, Norway. The Company was incorporated in the Cayman Islands as of March 19, 2018, with the purpose of being the issuer in our initial public offering of American Depository Shares (ADSs) on Nasdaq following a corporate reorganization in 2018. The reorganization resulted in the members of Kunhoo Software LLC, the group’s parent company as of December 31, 2017 and at the time of the reorganization, exchanging their ownership interests for common shares and ownership in Opera Limited with substantially the same rights and proportionate ownership. For periods prior to the reorganization, the share amounts have been adjusted to reflect those of Opera Limited. In July 2018, Opera Limited listed on Nasdaq under the OPRA ticker symbol.

Opera Limited and its subsidiaries (the “Group”) are one of the world’s leading browser providers and an influential player in the field of integrated AI-driven digital content discovery and recommendation platforms.

The consolidated financial statements of the Group for the year ended December 31, 2018 were authorized for issue in accordance with a resolution of the directors on April 17, 2019.

Predecessor

On November 3, 2016, Kunhoo Software LLC through wholly-owned subsidiaries acquired Opera Software AS (with subsidiaries, the “Acquired Companies”), which included the “Consumer Business” of Otello Corporation ASA, formerly Opera Software ASA (“Otello”). The Consumer Business consisted of mobile and PC web browsers as well as certain related products and services. It was managed from Norway, with key engineering operations located in Poland, Sweden and China.

Note 2 Significant accounting policies

2.1 Basis of preparation of Successor and Predecessor

The Successor and Predecessor Financial Statements (collectively, the “consolidated financial statements”), as defined below, are presented as required by Regulation S-X Article 3 and prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board (“IASB”). The consolidated financial statements of Opera Limited, which became our parent company in June 2018 by way of an exchange of equity interests, are a continuation of the consolidated financial statements of Kunhoo Software LLC, the parent company as of December 31, 2017. As a result of the acquisition of Opera Software AS (with subsidiaries, the “Acquired Companies”) on November 3, 2016, the Group carries forward and continues to operate the Acquired Companies’ business from that date. Prior to the acquisition of the Acquired Companies, the Group had no operations in the period from July 26, 2016 to November 3, 2016 but did incur transaction costs.

The Successor and Predecessor Financial Statements are defined as follows:

-

Successor: The consolidated financial statements of Opera Limited and subsidiaries comprise the consolidated Statements of Financial Position as of December 31, 2017 and 2018, and the related consolidated Statements of Operations, Statements of Comprehensive Income (Loss), Statements of Changes in Equity, and Statements of Cash Flows, and related notes for the period from inception on July 26, 2016 (inception) to December 31, 2016 and for the years ended December 31, 2017 and 2018, with the Acquired Companies included from November 4, 2016 (the “Successor”)

-

Predecessor: The consolidated Statement of Operations, Statement of Comprehensive Income (Loss), Statement of Changes in Equity, Statement of Cash Flows, and related notes for the period from January 1, 2016 to November 3, 2016 of the Consumer Business of Otello (the “Predecessor”).

The Successor and Predecessor Financial Statements have been prepared with a “black line presentation” to distinctly highlight the periods pre- and post-acquisition.

The comparability of the Successor periods to the Predecessor periods is affected by the application of the acquisition method.

The consolidated financial statements have been prepared on a historical cost basis except for the financial assets and liabilities described in Notes 12 and 15, which are measured at fair value. The consolidated financial statements are presented in U.S. Dollars and all values are rounded to the nearest thousand (US$ thousand), except when otherwise indicated. Subtotals and totals in some tables may not equal the sum of the amounts shown.

Certain prior year balances have been reclassified to conform to the current year’s presentation. Such reclassifications did not affect total cash flows, total net revenues, operating loss, net loss, total assets, total liabilities or shareholders’ equity.

2.2 Basis of preparation of the Predecessor

Prior to November 3, 2016, the Consumer Business was one of Otello’s major businesses lines. A significant part of the Consumer Business was owned and operated within Otello’s ultimate holding company until March 2016 when the Consumer Business was contributed to Opera Software AS, its wholly owned subsidiary that was formed in December 2015. Otello completed a reorganization in order to establish Opera Software AS as the ultimate holding company of all entities related to its Consumer Business, and to have Otello’s other businesses held outside Opera Software AS, prior to the sale to the Group.

The Predecessor and Successor have applied the same accounting policies.

Carve-out approach

Neither the Acquired Companies nor the Consumer Business had presented standalone financial statements on a consolidated basis prior to the formation of the Group. Preparing such financial statements was accomplished by extracting information for the Consumer Business from Otello’s historical financial records and applying certain adjustments and allocations as required to reflect all of the revenues and costs relevant to the Consumer Business. Accordingly, financial performance, cash flows and changes in owner’s equity of the Consumer Business have been “carved out” from Otello for the period January 1, 2016 to November 3, 2016 to prepare the Predecessor’s consolidated financial statements.

The Consumer Business was generally managed separately from Otello’s other businesses and did not have significant recurring inter-business relationships with Otello other than cash pooling, financing and certain sales, corporate and administrative functions. Intercompany transactions within the Consumer Business have been eliminated in preparing the consolidated financial statements of the Predecessor.

The consolidated financial statements of the Predecessor do not necessarily reflect the financial performance, cash flows and changes equity that would be been presented if the Consumer Business existed as an independent business during the period presented.

Revenue

In the Predecessor’s consolidated financial statements, the majority of the revenues of the Consumer Business were included within distinct business units and were readily identifiable from Otello’s other revenues.

Personnel expenses

Otello’s personnel expenses have been tracked on an individual employee level. Accordingly, in the Predecessor’s consolidated financial statements, employee compensation costs were allocated to the Consumer Business based upon the actual employees included within the Consumer Business, reflecting costs for product development, sales, corporate and administrative functions including accounting and finance.

Furthermore, the cost of Otello’s share-based incentive program is reflected in the Predecessor’s consolidated financial statements based upon the cost allocated by Otello to the specific employees that were part of the Consumer Business.

Depreciation and amortization

In the Predecessor financial statements, depreciation and amortization expenses were directly identifiable based on the furniture, fixtures and equipment and intangible assets that were included within the Consumer Business.

Other operational expenses

The majority of the Consumer Business’s other operational expenses could be clearly identified. In the limited instances where cost categories within an entity were shared across the Otello businesses, such expense categories were reviewed and allocated using an appropriate method. For example, the Consumer Business shared office space with Otello in its Oslo, Norway headquarters. Related office costs been allocated to the Consumer Business based on the relative number of full time equivalent employees of the Consumer Business and Otello’s other activities.

Restructuring costs

In 2016, the Consumer Business underwent restructuring activities that included offering separation agreements to certain employees and reducing the office area usage in two locations. Restructuring costs have been included based on the specific severance agreements with affected employees, and the specific costs related to the reduction in office space relative to pre-existing lease commitments.

Finance expense

Otello maintained a bank credit facility for general corporate purposes, which was not transferred to the Consumer Business as part of the business combination described above. Certain of the Consumer Business assets were pledged as security for the bank credit facility. In preparing the Predecessor’s consolidated financial statements, management reviewed the historical borrowings under the bank credit facility that were linked to the Consumer Business. Based upon this review and Otello’s estimated borrowing rate, interest cost has been allocated to the Predecessor’s consolidated financial statements based upon an estimate of Otello’s borrowings that were related to the Consumer Business.

Income taxes

Income taxes have been prepared on a separate return basis for the net income (loss) from operations of the Consumer Business, based upon the estimated applicable income tax rates for the jurisdictions in which the Consumer Business is taxable.

2.3 Basis of consolidation

The consolidated financial statements comprise the financial statements of Opera Limited and its subsidiaries. Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control of the subsidiary. Control is achieved when the Group is exposed, or has rights, to variable returns from our involvement with an investee and has the ability to affect those returns through its power over the investee. Generally, there is a presumption that a majority of voting rights results in control. Specifically, the Group controls an investee if, and only if, the Group has:

-	Power over the investee (i.e., existing and potential rights that give it the current ability to direct the relevant activities of the investee);
-	Exposure, or rights, to variable returns from its involvement with the investee;
-	The ability to use its power over the investee to affect its return.

2.4 Significant accounting policies

a)	Foreign currencies

The Successor and Predecessor financial statements are presented in U.S. Dollars (US$), which is also the functional currency of the parent company.

For each entity, the Group determines the functional currency, which is the currency of the primary economic environment in which the entity operates. Items included in the financial statements of each entity are measured using that functional currency.

Foreign currency transactions are recognized by the Group’s entities at their respective functional currency spot rate at the date the transaction first qualifies for initial recognition. Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency spot rates at the reporting date. Gains or losses arising from settlement or translation of monetary items are recognized in the Statement of Operations as Net foreign exchange gain (loss). Non-monetary items that are measured at historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions.

The assets and liabilities of entities within the Group with a functional currency which differs from the Group’s presentation currency, are translated using the currency exchange rates of the reporting date. Income and expense items are translated at average currency exchange rates for the respective period. The overall net foreign currency impact from translating assets, liabilities, income and expenses to U.S. Dollars is recognized in the Statement of Comprehensive Income (Loss).

b)	Investments in joint ventures and associates

A joint venture is a type of joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint venture. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

Associates are those entities in which the Group has significant influence, meaning power to participate in the financial and operating policy decisions of the investee, but not control or joint control of those policies. Significant influence is presumed to exist when the Group holds between 20 and 50 percent of the voting power of another entity.

Investments in associates and joint ventures are accounted for using the equity method (equity-accounted investees) and are recognized initially at cost.

The consolidated financial statements include the Group’s share of the net income or loss and other comprehensive income, after adjustments, to align the accounting policies of the associates and joint ventures with those of the Group from the date that significant influence or joint control commences until the date that significant influence or joint control ceases. Any change in other comprehensive income of those investees is presented as part of the Group’s other comprehensive income. Unrealized gains arising from transactions with equity-accounted investees are eliminated against the investment to the extent of the Group’s interest in the investee. However, in the acquisition of a business from an equity-accounted investee, Opera does not eliminate its share of gains or losses.

When the Group’s share of losses exceeds its interest in an equity-accounted investee, the carrying amount of that interest, including any long-term interests that in substance form part of its net investment, is reduced to zero, and the recognition of further losses is discontinued. Additional losses are provided for, and a liability is recognized, only to the extent that the Group has incurred legal or constructive obligations or has made payments on behalf of the investee.

The Group has invested in preferred shares in StarMaker resulting in us having significant influence, as discussed in Note 28. These preferred shares represent a long-term interest that in substance form part of the net investment in the associate. The preferred shares accounted for as financial assets are measured at fair value on a recurring basis through the Statement of Operations. As of December 31, 2018, the Group has not taken account of any losses of the associate that would have arisen from applying the equity method, or any impairment losses on the net investment.

c)	Business combinations and goodwill

Business combinations, except those occurring under common control, are accounted for using the acquisition method. Acquired businesses are included in the consolidated financial statements from the date the Group obtains control. The cost of an acquisition is measured as the consideration transferred, which is measured at acquisition date fair value. Acquisition-related costs are expensed as incurred.

The Group initially measures goodwill at cost, being the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interests and any previous interest held, over the net identifiable assets acquired and liabilities assumed.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill is from the acquisition date allocated to the Group’s cash generating units (CGUs) that are expected to benefit from the transaction. The goodwill recognized by the Group is allocated to the Consumer Business CGU.

The acquisition of a microfinance business primarily operating under the brand OKash, as discussed in Note 28, occurred under common control. Business combinations under common control are accounted for using predecessor accounting. Under this method, assets and liabilities of the acquired entity are stated at predecessor carrying values; they are not measured at acquisition date fair values. No new goodwill is recognized. Any difference between the consideration given and the aggregate carrying value of the assets and liabilities of the acquired entity at the date of the transaction is included in equity in retained earnings. The acquired entity’s results from operations, assets and liabilities are incorporated prospectively from the date on which the business combination between entities under common control occurred.

d)	Furniture, fixtures and equipment

Furniture, fixtures and equipment, including leasehold improvements, are recognized at cost, less accumulated depreciation and impairment losses.

Depreciation and amortization of furniture, fixtures and equipment is recognized on a straight-line basis over the asset’s estimated useful life as follows:

-	Leasehold improvements: Up to 6 years.
-	Equipment: Up to 10 years.
-	Furniture and fixtures Up to 5 years.

Residual values, useful lives and depreciation method are reviewed at each financial year-end and adjusted prospectively, if appropriate.

At the end of each reporting period, furniture, fixtures and equipment are assessed for any indications of impairment. If there are indications implying that an asset may be impaired, the recoverable amount is estimated.

e)	Intangible assets

Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination, which for the group includes customer relationships and trademark, is their fair value at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and accumulated impairment losses. Internally generated intangibles, excluding capitalized development costs, are not capitalized and the related expenditure is reflected in the Statement of Operations in the period in which the expenditure is incurred.

The useful lives of intangible assets are assessed as either finite or indefinite.

Intangible assets with finite lives are amortized over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at the end of each reporting period.

For goodwill and intangible assets that have an indefinite useful life and intangible assets that are not yet available for use, the recoverable amount is estimated at a minimum at each reporting date.

Research costs are expensed as incurred. Development expenditures on an individual project are recognized as an intangible asset when the Group can demonstrate all of the following:

-	the technical feasibility of completing the intangible asset so that it will be available for use or sale;

-	its intention to complete the intangible asset and use or sell it;
-	its ability to use or sell the intangible asset;
-

how the intangible asset will generate probable future economic benefits. Among other things, the entity can demonstrate the existence of a market for the output of the intangible asset or the intangible asset itself or, if it is to be used internally, the usefulness of the intangible asset;

-	the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset;
-	its ability to measure reliably the expenditure attributable to the intangible asset during its development.

The cost of developing new features, together with significant and pervasive improvements of core platform functionality, are capitalized as development costs and amortized on a straight-line basis, generally over a period of up to 3 years. Intangible assets classified as technology acquired in the acquisition of Opera Software AS are amortized over 5 years.

Other engineering work related to research activities or ongoing product maintenance, such as “bug fixes”, updates needed to comply with changes in laws and regulations, or updates needed to keep pace with the latest web trends, are expensed in the period they are incurred.

Intangible assets related to customer relationships, which result from business combinations, are recognized at cost less accumulated amortization and impairment losses and are amortized over the estimated customer relationship period up to 15 years. Customer relationship and trademark assets are evaluated for impairment when circumstances warrant.

f)	Leases

A lease is classified at the inception date as a finance lease or an operating lease. A lease that transfers substantially all the risks and rewards incidental to ownership to the Group is classified as a finance lease.

Finance leases, which for the Group primarily relates to network server equipment, are capitalized at the commencement of the lease at the inception date fair value of the leased equipment or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognized in finance costs in the Statement of Operations.

A leased asset is depreciated over the useful life of the asset, consistent with the useful lives for furniture, fixtures and equipment disclosed above. However, if there is no reasonable certainty that the Group will obtain ownership by the end of the lease term, the asset is depreciated over the shorter of the estimated useful life of the asset and the lease term.

An operating lease is a lease other than a finance lease. Operating lease payments are recognized as an operating expense in the Statement of Operations on a straight-line basis over the lease term.

g)	Financial assets

The Group has the following financial assets:

-	Loans and receivables: Trade receivables, other receivables and non-current financial assets.
-	Equity instruments: Holdings of publicly traded securities.

See Note 3 for information about the implementation of IFRS 9 Financial Instruments. IFRS 9 mainly changed the Group’s accounting for impairment losses for trade receivables by replacing the incurred loss approach with a forward-looking expected loss approach. See accounting policy below for impairment of financial assets for a description of both the accounting policies prior and subsequent to the implementation of IFRS 9 as of January 1, 2018.

Initial recognition and measurement

The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Group’s business model for managing them. With the exception of trade receivables that do not contain a significant financing component or for which the Group has applied the practical expedient, which are measured at the transaction price determined in accordance with the accounting principles for revenue recognition (see below), the Group initially measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through the Statement of Operations, transaction costs.

In order for a financial asset to be classified and measured at amortized cost it needs to give rise to cash flows that are solely payments of principal and interest (SPPI) on the principal amount outstanding. This assessment is performed at an instrument level. The Group’s business model for managing financial assets refers to how it manages its financial assets in order to generate cash flows. The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both.

Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the market place (regular way trades) are recognized on the trade date, i.e., the date that the Group commits to purchase or sell the asset.

Subsequent measurement

For purposes of subsequent measurement, financial assets of the Group are classified in two categories:

-	Financial assets at amortized cost (debt instruments)
-	Financial assets at fair value through the Statement of Operations

The Group measures financial assets at amortized cost if both of the following conditions are met:

-	The financial asset is held within a business model with the objective to hold financial assets in order to collect contractual cash flows, and
-	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Financial assets at amortized cost are subsequently measured using the effective interest method (EIR) and are subject to impairment. Gains and losses are recognized in the Statement of Operations when the asset is derecognized, modified or impaired.

The Group’s financial assets at amortized cost includes trade receivables, and loans to associates and joint ventures. A receivable represents the Group’s right to an amount of consideration that is unconditional (i.e., only the passage of time is required before payment of the consideration is due).

Financial assets at fair value through the Statement of Operations include financial assets held for trading, and financial assets mandatorily required to be measured at fair value. Financial assets are classified as held for trading if they are acquired for the purpose of selling or repurchasing in the near term. For the Group, financial assets held for trading includes holdings of publicly traded securities. Financial assets with cash flows that are not solely payments of principal and interest are classified and measured at fair value through the Statement of Operations, irrespective of the business model. This includes the Group’s investment in preferred shares in StarMaker (see Note 29).

Financial assets at fair value through the Statement of Operations are carried in the statement of financial position at fair value with net changes in fair value recognized in the Statement of Operations.

Derecognition

A financial asset is primarily derecognized when:

-	The rights to receive cash flows from the asset have expired, or
-

The Group has transferred its rights to receive cash flows from the asset and either (a) the Group has transferred substantially all the risks and rewards of the asset, or (b) the Group has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

h)	Financial liabilities

Financial liabilities of the Group comprise of loans, borrowings and payables, including interest bearing loans, finance lease liabilities, short (liability) positions, trade payables, other payables and other current and non-current financial liabilities.

See Note 3 for information about the implementation of IFRS 9.

Initial recognition and measurement

All financial liabilities are recognized initially at fair value and, in the case of loans and borrowings and payables, net of directly attributable transaction costs.

Subsequent measurement

Financial liabilities held for trading, which for the Group include liabilities arising from short positions related to publicly traded securities, are measured at fair value through the Statement of Operations. Financial liabilities are classified as held for trading if they are incurred for the purpose of repurchasing in the near term.

Interest-bearing loans and borrowings are subsequently measured at amortized cost using the effective interest method (EIR). Gains and losses are recognized in the Statement of Operations when the liabilities are derecognized as well as through the EIR amortization process.

Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included as finance costs in the Statement of Operations.

Derecognition

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires.

i)	Impairment

Impairment of financial assets

The Group recognizes an allowance for expected credit losses (ECLs) for all debt instruments not held at fair value through the Statement of Operations. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.

For trade receivables and contract assets, the Group applies a simplified approach in calculating ECLs. Therefore, the Group does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECLs at each reporting date. The Group makes specific loss provisions at the level of specific invoices where information exists that management can utilize in its determination of credit risk. For trade receivables where no specific risk information is identified, the Group has established a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment.

The Group normally considers a financial asset in default when contractual payments are 90 days past due. In certain cases, the Group may also consider a financial asset to be in default when internal or external information indicates that the Group is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Group. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows.

Prior to the implementation of IFRS 9 as of January 1, 2018, the Group assessed, at each reporting date, whether there was objective evidence that a financial asset or a group of financial assets was impaired. An impairment existed if one or more events that had occurred since the initial recognition of the asset (an incurred "loss event"), had an impact on the estimated future cash flows of the financial asset or the group of financial assets that could be reliably estimated. The amount of impairment losses identified was measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future expected credit losses that had not yet been incurred).

Impairment of non-financial assets

The Group assesses, at each reporting date, whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, the Group estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or CGU’s fair value less costs of disposal and its value in use. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

Goodwill is tested for impairment annually as of December 31, and when circumstances indicate that the carrying value may be impaired.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

The Group bases its impairment calculation on detailed budgets and forecast calculations. These budgets and forecast calculations cover a period of one year. Because the length of the projection period for the cash flow forecast where a CGU has goodwill or intangible assets with indefinite lives is into perpetuity, we identify a “steady state” set of assumptions for the cash flows based an approach where we estimate cash flows for the following four years and then using the estimated cash flows in the final year of estimation as the basis for the terminal value. A long-term growth rate is calculated and applied to project future cash flows after projected period. See Note 9 for more information.

For assets, excluding goodwill, an assessment is made at each reporting date to determine whether there is an indication that previously recognized impairment losses no longer exist or have decreased. If such indication exists, the Group estimates the asset’s or CGU’s recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized.

j)	Fair value measurement

The Group measures certain financial assets and liabilities, as disclosed in Note 15, at fair value at each reporting date.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

-	In the principal market for the asset or liability, or
-	In the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible by the Group. The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

All assets and liabilities for which fair value is disclosed in the financial statements are categorized within the fair value hierarchy, based on the lowest level input that is significant to the fair value measurement as a whole:

-	Level 1 — Quoted (unadjusted) market prices in active markets for identical assets or liabilities
-	Level 2 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable
-	Level 3 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable

For the investments in listed equity instruments, including, when applicable, the fair value of a short position in listed equities, quoted market prices in active markets for identical assets form the basis for fair value measurement.

For assets and liabilities that are recognized in the financial statements at fair value on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

k)	Provisions

A provision is recognized in the statement of financial position when the Group has a currently existing legal or constructive obligation as a result of a past event, and it is probable that a future outflow of economic benefits will be required to settle the obligation. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

A provision for restructuring costs is recognized when the Group has approved a detailed and formal restructuring plan, and the restructuring either has commenced or has been announced.

l)	Revenue recognition

Revenue from contracts with customers is recognized when control of the goods or services are transferred to the customer at an amount that reflects the consideration to which the Group expects to be entitled in exchange for those goods or services (the transaction price).

The Group has the following primary sources of revenue:

i.	Search
ii.	Advertising
iii.	Retail
iv.	Technology licensing and other revenue

See Note 3 for information about the implementation of IFRS 15 Revenue from Contracts with Customers. Prior to the implementation of IFRS 15 as of January 1, 2018, the Group recognized revenue to the extent that it was probable that the economic benefits would flow to the Group and the revenue could be reliably measured, regardless of when the payment was received. Revenue was measured at the fair value of the consideration received or receivable, taking into account contractually defined terms of payment and excluding taxes or duty. The sections below describe the accounting principles for revenue recognition in 2018.

Revenues from each of these areas are recognized as follows:

i.	Search

Search revenue is generated when a user conducts a qualified search using a search partner (such as Google or Yandex) through the built-in combined address and search bar provided in Opera’s PC and mobile browsers, or when otherwise redirected to the search partner via browser functionality. Search revenue is recognized in the period the qualified search occurs based upon the contractually agreed revenue share amount.

ii.	Advertising

Advertising includes revenues from all other user-generated activities excluding search revenues. Advertising revenues include revenues from industry-standard ad units, predefined partner bookmarks (“Speed Dials”) and subscriptions of various promoted services that are provided by the Group. Revenue is recognized when our advertising services are delivered based on the specific terms of the underlying contract, which are commonly based on revenue sharing, clicks, or subscription revenues collected by third parties on behalf of the Group.

The majority of advertising revenue is reported based on the amounts the Group is entitled to receive from advertising partners. In limited instances where the Group has developed or procured a service which it promotes to the users, the Group considers itself the principal party to a transaction and not an agent of another entity. In such cases, the Group will recognize revenue on a gross basis. In the Group’s determination as to whether it is the principal, it considers its (i) responsibility to provide the service to the end-user, (ii) ability to determine pricing, (iii) exposure to risk. The associated costs for these transactions are included in the Statement of Operations within cost of revenue.

iii.	Retail

Retail includes sale of prepaid airtime and data to consumers and wholesalers in certain African countries and Indonesia. Retail revenues also includes consideration from sale of handsets to wholesalers in Indonesia. Revenue is recognized when the contracted good or service is transferred to the customer, after which the Group does not have any remaining obligations, except for a potential obligation to provide refunds customers in some arrangements if certain criteria are met. This right of refund creates variability in the transaction price. The amount of revenue recognized includes variable consideration to which we expect to be entitled. In 2018, customers’ right of refund did not materially impact the amount of revenue recognized. The Group updates its estimates of refund liabilities (and the corresponding change in the transaction price) at the end of each reporting period.

The Group has concluded that it is a principal for all its existing arrangements with customers classified as retail, based on the factors discussed above for Advertising revenue. Although other parties are involved in the supply of the contracted good or service to the customer, Opera controls the contracted good or service before it is transferred.

iv.	Technology licensing and other revenue

Technology licensing and other revenue include other revenues that are not generated by the Group’s user base, such as revenues from device manufacturers and mobile communication operators. We generate such revenue mainly from licensing of our proprietary compression technology and providing related maintenance, supporting and hosting services to third parties, as well as providing professional services, and enabling customized browser configurations to mobile operators.

Licensing agreements may in addition to licensing of technology, include related professional services, maintenance and support, as well as hosting services. Depending on the customization and integration level, the software licenses are either distinct or not distinct performance obligations from related professional services, and accordingly, the licensing revenue is recognized either separately when control is transferred to the customer or together with the implementation services. Sale of licenses that are part of a multi-element contract where the license is not distinct from maintenance, support or hosting services, are recognized over the contract period.

Maintenance, support and hosting revenues are generally recognized ratably over the term that these services are provided.

Revenue from software developed specifically for one customer is recognized over the development period in line with the degree of completion, provided that the criteria for recognizing revenue over time defined in IFRS 15 are met.

Revenue from distinct professional services are recognized over the development period in line with the degree of completion.

Set-up activities that do not result in the transfer of a promised good or service, are not identified as a performance obligation to the customer. The costs of set-up activities are recognized as an asset, provided the criteria defined in IFRS 15 are met.

The allocation of revenue for contracts with multiple elements is based on the Group’s estimate of its standalone selling prices. Such estimates are based on relevant historical information and can include past contracts with fewer elements, or the Group’s typical hourly rates for professional services compared with an estimated number of hours required.

Revenue from operators is included in the “Technology licensing and other revenue” category even if there are variable components that scales with the number of users. This is related to the fact that such operator agreements typically contain licensing fees based on usage, as well as hosting and support services.

m)	Other income

Other income is income which is not related to the Group’s ordinary activities and is presented net of associated costs. This includes net gain from sale of fixed and intangible assets in 2017.

n)	Cost of revenue

Cost of revenue comprises the cost of handsets and airtime sold to customers. It also includes payments to publishers and monetization partners, including the costs of any platform or collection service used to facilitate subscription services where the Group is the principal of the transaction. Payments to publishers and monetization partners typically consist of fees based upon a percentage of relevant revenues, such as publishers providing content in which the Group delivers mobile ads or operators facilitating payments of Opera branded services. The Group recognizes such costs at the same time it recognizes the associated revenue.

o)	Income taxes

Income tax consists of the sum of (i) current year income taxes payable plus (ii) the change in deferred taxes and liabilities, except if income taxes relate to items recognized in other comprehensive income, in which case it is recognized in other comprehensive income (loss).

Current year income taxes payable is the expected tax payable on the taxable income for the year, using tax rates enacted or substantially enacted at the year-end date, and any adjustment to tax payable in respect of previous years. The Group includes deductions for uncertain tax positions when it is probable that the tax position will be sustained in a tax review. The Group records provisions relating to uncertain or disputed tax positions at the amount expected to be paid. The provision is reversed if the disputed tax position is settled in favor of the Group and can no longer be appealed.

Deferred tax is provided using the liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The amount of deferred tax provided is based on the expected manner of realization or settlement of the underlying items, using tax rates enacted or substantively enacted at the reporting date.

A deferred tax asset is only recognized to the extent that it is probable that future taxable profits will allow the deferred tax asset to be realized. Recognized assets are reversed when realization is no longer probable. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis, or their tax assets and liabilities will be realized simultaneously.

Income taxes include all domestic and foreign taxes, which are based on taxable profits, including withholding taxes.

p)	Government grants

Government grants are recognized when there is reasonable assurance that the grant will be received and all attached conditions will be complied with. The Group has received government grants that relate to the development of technology, which includes expenditures that are capitalized. Those government grants are deducted in arriving at the carrying amount of the asset.

q)	Treasury shares

Treasury shares are shares in Opera Limited, the parent, that are reacquired under a repurchase program. Treasury shares are recognized at cost and deducted from equity. No gain or loss is recognized in the Statement of Operations on the purchase, sale, reissue or cancellation of the Group’s own equity instruments.

2.5 Significant accounting estimates, judgments and assumptions

The preparation of the Group’s consolidated financial statements requires management to make judgments, estimates and assumptions that may affect the reported amounts of assets, liabilities, income and expenses, and the accompanying disclosures. The estimates and assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the result of which forms the basis for making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed continuously. Changes in accounting estimates are recognized in the period in which the estimate is revised, if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

The following summarizes the most significant judgments and estimates in preparing the consolidated financial statements.

a)	Impairment of non-financial assets

Impairment exists when the carrying value of an asset or cash generating unit exceeds its recoverable amount, which is the higher of its fair value less costs of disposal and its value in use. The Group has tested the consumer business CGU, which includes goodwill and the Opera brand (“Trademark”), for impairment as of December 31, 2018, based on an estimate of its value in use. The value in use calculation is based on a discounted cash flow (“DCF”) model. It requires management to estimate future cash flows expected to arise from the CGU using a suitable discount rate. The key assumptions in determining the value in use are the expected future cash flows, long-term growth rate and the discount rate. The key assumptions, including a sensitivity analysis, are disclosed in Note 9.

b)	Control over Opera Limited

The Group has concluded that Opera Limited is controlled by its Chairman and CEO. Business combinations in which the Group acquires control of another business controlled by its Chairman and CEO will thus occur under common control. The determination that Opera Limited is controlled by its Chairman and CEO is based on significant judgment. The Chairman and CEO’s ownership interest and voting rights are established by his control of Keeneyes Future Holding Inc and Kunlun Tech Limited, a subsidiary of Beijing Kunlun Tech Co. Ltd. Although the Chairman and CEO does not hold a majority of the shares and voting rights in the latter, the Group has concluded that he has de facto control over that entity based on his practical ability to direct the relevant activities unilaterally. This is based on him being the largest holder of voting rights in Beijing Kunlun Tech Co. Ltd, effectively controlling 33.77% of the voting rights directly. The recent history of voting in general meetings for Beijing Kunlun Tech Co. Ltd demonstrates that the Group’s Chairman and CEO controlled significantly more than 50% of the shares registered to vote. The remaining shares in Beijing Kunlun Tech Co. Ltd are widely dispersed among a large number of other shareholders.

Applicable IFRS does not prescribe how to account for business combinations under common control. Accordingly, the Group has established accounting policies for such transactions that results in information that is relevant to the economic decisions-making needs of users and reliable. Specifically, the Group has adopted predecessor method accounting, or historical cost accounting as it is known in some jurisdictions, when accounting for business combinations under common control. See Note 28 for more information.

c)	Share-based payments

The Group has established an employee equity plan to provide long-term incentives for its employees.

Estimating fair value for share-based awards requires an assessment of an appropriate valuation model, which depends on the terms and conditions of the grant. The estimate also requires an assessment of the most appropriate inputs to the valuation model including grant date fair value of the underlying equity, the expected life of the grant, volatility and dividend yield. Assumptions and models used for current grants are disclosed in Note 25.

When applicable, employer social security costs are accrued over the vesting period of each award, based on the award’s intrinsic value of the underlying equity interest as of the reporting date.

Both periodic equity costs and social security cost accruals are adjusted for estimated forfeitures.

d)	Capitalized development costs

The Group capitalizes expenditure incurred in the development of new products and services. Initial capitalization of expenditure is based on management’s judgment that the project meets all of the six criteria discussed above in the accounting policy for intangible assets. Assessing if and when all of these criteria are met is based on judgment, which takes into account past experiences and expectations about the technical ability to complete the asset as intended.

The Group periodically, and when circumstances warrant, reviews capitalized costs to evaluate whether there are indicators of impairment for individual assets. If indicators of impairment are identified, the Group tests the asset or CGU to which it is included for impairment in accordance with the principles discussed above. In the event the Group abandons a development project, the asset is written off immediately. See Note 9 for more information.

e)	Trade receivables

A trade receivable represents the Group’s right to an amount of consideration that is unconditional (i.e., only the passage of time is required before payment of the consideration is due).

At each reporting date a loss allowance is recognized based on lifetime expected credit losses. The Group makes specific loss provisions at the level of specific invoices where information exists that management can utilize in its determination of credit risk. For trade receivables where no specific risk information is identified, the Group uses a provision matrix that is based on the nature of the receivable, location of its invoicing and the age of the invoice relative to its due date, reflecting its historical credit loss experience and adjusting for forward-looking factors specific to the debtors and the economic environment. See Note 20 for more information.

f)	Collectability of consideration from Opay

In order to recognize revenue from a contract with a customer within the scope of IFRS 15, certain criteria must be met, including it being probable that the Group will collect the consideration to which it will be entitled in exchange for the goods or services transferred to the customer. In evaluating whether collectability of an amount of consideration is probable, the Group considers the customer’s ability and intention to pay that amount of consideration, which may involve significant judgment.

In 2018, the Group recognized US$10.9 million of revenue under the "Technology licensing and other revenue" category from contracts with Opay. As of December 31, 2018, the total amount of outstanding trade receivables due from Opay was US$4.3 million.

In assessing whether the collectability criterion was met for contracts with Opay, management considered the maturity of Opay’s businesses, its access to debt and equity capital from existing and new investors, and other factors that are relevant in assessing the timing of revenue recognition and collectability of related accounts receivable.

See Note 30 for more information.

Note 3 Changes in accounting policies and disclosures

3.1 New standards, interpretations and amendments adopted by the Group

The accounting policies adopted in the preparation of the consolidated financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements as of for the year ended December 31, 2017, except for the adoption of IFRS 15 Revenue from Contracts with Customers and IFRS 9 Financial Instruments, which became effective starting from January 1, 2018. The Group has also early adopted the amendments to IAS 28 Investments in Associates and Joint Ventures for long-term interests in associates and joint ventures, and the amendments to IFRS 10 Consolidated Financial Statements and IAS 28 for sale or contribution of assets between an investor and its associate or joint venture. See Note 2 for information about the Group’s accounting policies.

Several other amendments and interpretations apply for the first time in 2018 but did not have an impact on the consolidated financial statements of the Group. Except for the amendments to IAS 28 and IFRS 10, the Group has not early adopted other standards, interpretations or amendments that have been issued but is not yet effective.

IFRS 15 Revenue from Contracts with Customers

The Group applied IFRS 15 starting from January 1, 2018. In accordance with the transition provisions in the standard, the new principles have been adopted using the modified retrospective method and the cumulative effect of the initial application of the standard has been recognized as an adjustment to the opening balance of retained earnings on the effective date. The Group chose to apply the standard only to contracts that were not completed at this date.

The Group’s accounting principles for revenue recognition have been adjusted to align with IFRS 15. The adjusted principles did not lead to any significant changes in the amount and timing of revenue recognition. The effect on equity January 1, 2018 is a decrease of retained earnings of US$552 thousand due to a change in revenue recognition of one licensing agreement.

The cumulative effect of the adjustments made to our consolidated statement of financial position at January 1, 2018 from the adoption of IFRS 15 was as follows:

[US$ thousands]	Balance as of December 31, 2017 (IAS 18)	Adjustments due to IFRS 15	Balance as of January 1, 2018 (IFRS 15)
Assets
Deferred tax asset	958	165	1,123
Liabilities
Deferred revenue	1,472	717	2,188
Equity
Retained earnings	5,366	(552)	4,814

The impact of the adoption of IFRS 15 on our consolidated Statement of Financial Position, Statement of Operations and Statement of Cash Flows for the year ended December 31, 2018 is immaterial.

IFRS 9 Financial Instruments

IFRS 9 replaced IAS 39 Financial Instruments: Recognition and Measurement for the annual period beginning on January 1, 2018, bringing together all three aspects of the accounting for financial instruments: classification and measurement; impairment; and hedge accounting.

The Group has applied IFRS 9 retrospectively, with the initial application date of January 1, 2018 and applied the exemption, as allowed by the standard, not to restate comparative periods.

The Group’s accounting principles for financial instruments have been adjusted to align with IFRS 9. The adoption of IFRS 9 has mainly changed the Group’s accounting for impairment losses for trade receivables by replacing the incurred loss approach with a forward-looking expected loss approach. This new model lead to an increase of US$100 thousand in the provision for bad debt as of January 1, 2018. The post-tax adjustment of US$77 thousand was recognized in retained earnings at the date of initial application, i.e. January 1, 2018. There were no other impacts due to the adoption.

3.2 New standards, interpretations and amendments not yet effective

Future consolidated financial statements will be affected by IFRS 16 Leases, which became effective on January 1, 2019. Other new and amended IFRSs, interpretations and amendments, which have been published but are not effective as of December 31, 2018, are not expected to have a material impact on the consolidated financial statements.

IFRS 16 Leases

IFRS 16 was issued in January 2016 and it replaces IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC-15 Operating Leases-Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single on-balance sheet model similar to the accounting for finance leases under IAS 17. The standard includes two optional recognition exemptions for lessees – leases of “low-value” assets (e.g., printers) and short-term leases (i.e., leases with a lease term of 12 months or less). At the commencement date of a lease, a lessee will recognize a liability to make lease payments (i.e., the lease liability) and an asset representing the right to use the underlying asset during the lease term (i.e., the right-of-use asset). Lessees will be required to separately recognize the interest expense on the lease liability and the depreciation expense on the right-of-use asset.

Lessees will also be required to remeasure the lease liability upon the occurrence of certain events (e.g., a change in the lease term, a change in future lease payments resulting from a change in an index or rate used to determine those payments). The lessee will generally recognize the amount of the remeasurement of the lease liability as an adjustment to the right-of-use asset.

IFRS 16 also requires more extensive disclosures than under IAS 17.

The Group plans to adopt IFRS 16 retrospectively with the cumulative effect of initially applying the standard recognized at the date of initial application. This entails that the group does not restate comparative information, but instead recognizes the cumulative effect of initially applying this standard as an adjustment to the opening balance of retained earnings at the date of initial application. The right-of-use asset is recognized at the amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments relating to that lease recognized in the statement of financial position immediately before the date of initial application. For leases that were classified as finance leases applying IAS 17, the carrying amount of the right-of-use asset and the lease liability at January 1, 2019 will be the carrying amount of the lease asset and lease liability immediately before that date measured applying IAS 17.

The Group will elect to apply the recognition exemptions for short-term leases and leases for which the underlying asset is of low value. The Group has certain short-term office leases and leases of office equipment, including printers and photocopying machines, where the underlying assets are of low value. Non-lease components such as maintenance and supply of utilities will be identified and accounted for separately from lease components.

During 2018 and into 2019, the Group has performed a detailed assessment of the impact IFRS 16 will have on the Consolidated Financial Statement of Financial Position on adoption of the standard. In summary, the impact of adopting IFRS 16 is expected to be as follows:

The statement of financial position increase (decrease) as of January 1, 2019:

[US$ thousands]
Assets
Furniture, fixtures and equipment	15,000

Liabilities
Finance lease liabilities and other loans - non-current	10,700
Finance lease liabilities and other loans - current	4,300
Other liabilities	(100)
Net impact on equity	100

The net impact on the Group’s equity on January 1, 2019 is due to the derecognition of an accrued liability related to a period of free rent of an office space, which was accounted for as a lease incentive under IAS 17 and SIC 15.

Note 4 Revenue and other income

Revenue

The business and reporting structure for the Group, based on information provided to its chief operating decision maker, consists of one operating segment (Consumer Business). The Group sees the current consumer products to be an integrated portfolio with key resources leveraged across the Consumer Business.

	Predecessor	Successor
	Period from	Period from
	January 1 to	July 26 to	Year ended	Year ended
[US$ thousands]	November 3,	December 31,	December 31,	December 31,
Revenue by customer location	2016	2016	2017	2018
Ireland	32,730	9,310	63,152	76,791
Russia	13,883	2,868	18,251	17,356
Other	41,904	6,589	47,490	78,129
Total	88,518	18,767	128,893	172,276

Revenue by country is based upon the customers’ countries of domicile, which is not necessarily an indication of where activities occur because the end-users of the Group’s products are located worldwide.

The Group has two customer groups that have each exceeded 10% of the Group’s revenue in the periods below:

	Predecessor	Successor
	Period from	Period from
	January 1 to	July 26 to	Year ended	Year ended
	November 3,	December 31,	December 31,	December 31,
[US$ thousands]	2016	2016	2017	2018
Customer group 1	33,265	7,561	55,685	67,882
Customer group 2	12,775	2,594	16,604	17,017

Revenue from Customer group 1 includes both search and advertising services, while revenue from Customer group 2 includes only search services.

The table below specifies the amount of revenue recognized from each of the Group’s four categories of products and services:

	Predecessor	Successor
	Period from	Period from
	January 1 to	July 26 to	Year ended	Year ended
[US$ thousands]	November 3,	December 31,	December 31,	December 31,
Revenue type	2016	2016	2017	2018
Search	44,347	10,215	68,192	80,204
Advertising	27,960	5,219	41,047	59,895
Retail	—	—	—	9,287
Technology licensing and other revenue	16,211	3,333	19,653	22,890
Total	88,518	18,767	128,893	172,276

For more details about the revenue types, please refer to Note 2.

Retail

In 2018 the Group entered into the business of selling prepaid airtime and data to consumers and wholesalers in certain African countries and Indonesia. Retail revenues also includes consideration from sale of handsets to wholesalers in Indonesia.

Other income

During 2017, the Group entered into a set of agreements with one customer that included a sale of intellectual property, which had embedded technology licensed from Otello Corporations ASA, and certain time-restricted hosting services. The sale of intellectual property (IP), net of associated costs and the book value of the divested IP, and the costs of external technology required to enable the intellectual property to be transferred, is presented net as Other income. Revenue related to the licensing of the Group’s own IP and the revenues from hosting services are included in the Technology licensing and other revenue category.

	Predecessor	Successor
	Period from	Period from
	January 1 to	July 26 to	Year ended	Year ended
[US$ thousands]	November 3,	December 31,	December 31,	December 31,
Other income	2016	2016	2017	2018
Proceeds allocated to divestment of IP	—	—	7,800	—
Cost of technology license obtained from	—	—	—	—
Otello Corporation ASA	—	—	(2,000)	—
Book value of associated capitalized development costs	—	—	(256)	—
Legal fees related to the divestment process	—	—	(84)	—
Total	—	—	5,460	—

Note 5 Personnel expenses including share-based remuneration

The table below specifies the amounts of personnel expenses including share-based remuneration:

	Predecessor	Successor
	Period from	Period from
	January 1 to	July 26 to	Year ended	Year ended
[US$ thousands]	November 3,	December 31,	December 31,	December 31,
Personnel expenses including share-based remuneration	2016	2016	2017	2018
Salaries including bonuses	26,599	3,965	25,895	26,697
Social security cost, excluding amounts related to share-based remuneration	4,260	1,007	4,235	3,428
External temporary hires	672	27	686	1,687
Defined-contribution pension cost	1,555	429	2,068	2,066
Other personnel related expenses	1,493	544	1,935	2,244
Personnel expenses excluding share-based remuneration	34,579	5,972	34,819	36,121
Share-based remuneration, including related social security costs	914	—	9,496	4,846
Total	35,493	5,972	44,315	40,968

The amount of expensed versus capitalized development cost is detailed in the following table:

	Predecessor	Successor
	Period from	Period from
	January 1 to	July 26 to	Year ended	Year ended
[US$ thousands]	November 3,	December 31,	December 31,	December 31,
Research and development expenditure	2016	2016	2017	2018
Total research and development expenditure	17,660	3,504	23,386	26,418
Less: Capitalized development expenditure excluded from personnel expenses	1,610	318	3,503	4,545
Net expensed research and development expenditure	16,050	3,186	19,883	21,873

The table below specifies the amount of compensation to key management personnel, which include Officers and Directors of the Group:

	Predecessor	Successor
	Period from	Period from
	January 1 to	July 26 to	Year ended	Year ended
[US$ thousands]	November 3,	December 31,	December 31,	December 31,
Compensation of key management personnel	2016	2016	2017	2018
Short-term employee benefits	398	55	946	843
Post-employment and medical benefits	34	7	47	57
Termination benefits	—	—	—	—
Share-based payment transactions	107	—	—	621
Total	539	62	993	1,521

The Chairman and CEO did not receive any remuneration from the Group in the periods presented. The amounts disclosed as short-term benefits in the table are the amounts recognized as an expense during the reporting period related to key management personnel. The cost of equity grants to Officers that vested in 2018 was US$621 thousand. During the periods from July 26, 2016 to December 31, 2016 and 2017, no equity grants vested. No loans have been granted and no guarantees have been issued to key management personnel. Key management personnel do not have any agreements for compensation upon termination or change of employment or directorship.

Note 6 Other expenses

The table below specifies the nature of other expenses:

	Predecessor	Successor
	Period from	Period from
	January 1 to	July 26 to	Year ended	Year ended
[US$ thousands]	November 3,	December 31,	December 31,	December 31,
Other expenses	2016	2016	2017	2018
Marketing and distribution	22,550	7,980	30,971	31,581
Hosting	7,894	2,215	12,105	10,146
Audit, legal and other advisory services	1,577	6,359	3,529	8,324
Software license fees	1,068	253	1,346	1,799
Rent and other office expenses	3,407	545	4,304	4,573
Travel	1,880	983	1,775	2,058
Other	4,110	698	4,622	1,517
Total	42,486	19,032	58,652	59,997

Note 7 Restructuring costs

The restructuring costs mainly consist of severance payments to former employees and reductions of office space, with certain associated legal fees. The Group’s restructuring (including the restructuring within the Predecessor period) represents a streamlining of the Consumer Business carried out over a limited time-period.

	Predecessor	Successor
	Period from	Period from
	January 1 to	July 26 to	Year ended	Year ended
[US$ thousands]	November 3,	December 31,	December 31,	December 31,
Restructuring costs	2016	2016	2017	2018
Severance cost	3,586	—	2,707	—
Office restructuring cost	231	—	306	—
Legal fees related to restructuring	94	—	227	—
Total	3,911	—	3,240	—

Note 8 Furniture, fixtures and equipment

[US$ thousands]	Furniture and fixtures	Equipment	Leasehold improvements	Total
Cost
Cost as of January 1, 2017	518	11,584	1,454	13,556
Additions	15	8,434	—	8,449
Disposals	(68)	(-356)	(14)	(438)
Exchange rate differences	13	1,023	252	1,288
As of December 31, 2017	478	20,685	1,692	22,855
Additions	149	4,201	139	4,489
Disposals	—	—	—	—
Exchange rate differences	4	(-312)	(93)	(401)
As of December 31, 2018	629	24,574	1,738	26,942

Depreciation and impairment
As of January 1, 2017	58	1,575	135	1,768
Depreciation for the year	163	7,562	249	7,974
Disposals	—	(326)	—	(326)
Exchange rate differences	(35)	(9)	22	(21)
As of December 31, 2017	186	8,802	406	9,394
Depreciation for the year	116	5,001	243	5,360
Disposals	—	—	—	—
Exchange rate differences	21	28	(22)	26
As of December 31, 2018	324	13,832	628	14,780

Net book value as of December 31, 2017	291	11,883	1,286	13,460
Net book value as of December 31, 2018	306	10,742	1,109	12,162

Furniture fixture and equipment	Fixture and fixtures	Equipment	Leasehold improvements
Useful life	Up to 5 years	Up to 10 years, or term of lease agreement (1)	Up to 6 years, or term of lease agreement
Depreciation method	Straight-line	Straight-line	Straight-line

(1)	The Group has one finance lease agreement classified as Equipment which expires in 2022.

Note 9 Intangible assets

[US$ thousands]	Goodwill	Customer relationships	Technology	Trademarks	Other intangible assets	Total
Cost
Cost as of January 1, 2017	421,578	40,700	12,835	70,600	1,877	547,590
Additions (1)	—	—	2,936	—	143	3,079
Disposals	—	—	(1,226)	—	—	(1,226)
Exchange differences	—	—	—	—	—	—
As of December 31, 2017	421,578	40,700	14,545	70,600	2,020	549,443

Additions (1)	—	—	4,132	—	27	4,159
Disposals	—	—	—	—	—	—
Exchange differences	—	—	—	—	—	—
As of December 31, 2018	421,578	40,700	18,677	70,600	2,047	553,602

Amortization and impairment
As of January 1, 2017	—	497	855	—	124	1,476
Amortization for the year	—	2,980	4,033	—	1,617	8,630
Disposals	—	—	(861)	—	—	(861)
Exchange differences	—	—	—	—	—	—
As of December 31, 2017	—	3,477	4,028	—	1,741	9,246
						—
Amortization for the year	—	2,980	4,094	—	261	7,335
Disposals	—	—	—	—	—	—
Exchange differences	—	—	—	—	—	—
As of December 31, 2018	—	6,457	8,122	—	2,003	16,581

Net book value as of December 31, 2017	421,578	37,222	10,518	70,600	279	540,197
Net book value as of December 31, 2018	421,578	34,243	10,555	70,600	44	537,021

Intangible assets	Goodwill	Customer relationships	Technology	Trademarks	Other intangible assets
Useful life	Indefinite	Up to 15 years	Up to 5 years	Indefinite	Up to 5 years
Amortization method		Straight-line	Straight-line		Straight-line

(1)	Represents capitalized development expenditure net of grants received from the Norwegian government.

Goodwill and our brand of Opera (the Trademark) have indefinite useful lives and are tested for impairment at least annually. Both assets were initially recognized in November 2016 through the acquisition of the Consumer Business. The Group consists of one operating segment: the Consumer Business, to which goodwill and the trademark are allocated.

The Group performed its annual impairment test as of December 2018. The Group considers the relationship between its market capitalization and its book value of equity, among other factors, when reviewing for indicators of impairment. As of December 31, 2018, the market capitalization of the Group was below the book value of its equity, indicating a potential impairment of goodwill. This contrasted to the overall positive performance of the Consumer Business in 2018 and management’s outlook for the future.

The carrying amount of the CGU as of December 31, 2018 was US$580,705 thousand (December 31, 2017: US$566,356 thousand)

For carrying out the annual impairment testing, a discounted cash flow model is used to determine the value in use for the cash generating unit with goodwill and intangible assets with indefinite lives. The projected cash flows are based on the most up-to-date forecast that have been approved by management and do not include cash flows arising from future enhancements. The approved forecast is for 2019 only as management does not approve forecasts for a longer period. Because the length of the projection period for the cash flow forecast where a CGU has goodwill or intangible assets with indefinite lives is into perpetuity, we have identified a “steady state” set of assumptions for the cash flows based an approach where we estimate cash flows for the years 2020 to 2022 and then using the estimated cash flows in 2022 as the basis for the terminal value. This two-stage approach is aimed to take cash flows to a level at which they can be regarded as reflecting maintainable earnings and to the period in a mid-point of the cycle – i.e. not at peak or trough of the cycle. Beyond 2022, the cash flows are extrapolated using constant nominal growth rates.

The value-in-use calculation demonstrates that the value in use exceed the carrying amount of the CGU, i.e. it was not impaired.

Key assumptions

Key assumptions used in the calculation of value in use are the nominal cash flows in the forecast period, including revenue growth rate, discount rate, and estimated long-term growth.

Cash flows

Cash inflows are expected to continue to grow over the projected period. The cash inflows are forecasted for each product and country where have sufficient and reliable data on which to base the projections. Our PC browser revenue is expected to grow steadily, reflecting an expectation that we will continue to strengthen our position in western markets. This will bring users with strong monetization potential. Our mobile revenues are expected to increase faster, including in developing markets by continuous product development and the undertaking of cost-effective and efficient marketing and distribution initiatives.

Forecasted cash outflows are partly based on actual costs in 2018 and a bottom-up assessment for each operating unit. Operating expenditures are expected to grow, primarily due to user acquisition initiatives and increases in cost of revenue following full-year effects of the Retail business as well as closer cooperation with publishers that collect revenue shares. The estimated increase in users will also lead to an uplift in hosting costs that are variable by its nature, like CDN, bandwidth and cloud services.

Discount rate

The discount rate represents the current market assessment of the risk specific to the Consumer Business CGU. The discount rate is based on the after-tax Weighted Average Cost of Capital (WACC) derived from the Capital Asset Pricing Model (CAPM) methodology and incremental borrowing rate, assuming cash flows in U.S. Dollars. The WACC calculation is based on a risk-free rate of 3.0% (2017: 2.6%), in 2018 based on the 10-year US Treasury Rate, while in 2017 based on the 30-year US Treasury Rate, and a market risk premium of 5.68% (6.0% in 2017). The estimated beta for equity was 1.20 (2017: 1.35). Cost of debt after tax was estimated to be 4.0%, while the equity to total capital ratio was 97% (2017: 100%). This resulted in a post-tax WACC of 10.6% (2017: 10.7%).

Long-term growth

In estimating the long-term growth in the terminal value, we estimated long-term GDP growth in the relevant regions. We assumed no growth in labor force as well as no improvement in labor productivity, which results in zero real GDP growth. Moreover, for estimating long-term inflation we used IMF’s inflation estimates for 2023, broken down across regions as the basis. Based on this we estimated a long-term nominal growth rate 2.5% for the Consumer Business CGU (2017: 2.5%).

Sensitivity

We have simulated a variety of sensitivities to the key assumptions, including revenue growth rate, OPEX (as % of revenue), capital expenditure necessary for maintenance, long-term growth and the WACC. Since Opera is in a high-growth period, we consider changes of +/-5 percentage points for the three former metrics and narrower +/- 1 percentage point for the long-term growth and WACC to be reasonable possible changes. No reasonable possible change in the key assumptions would result in the CGU being impaired as of December 31, 2018. The following thresholds would trigger an impairment loss:

- Decrease in annual revenue growth in the projected period of 6.0 percentage points.

- Increase in operating expenditure as percent of revenue by more than 9.4 percentage points.

- Increase of WACC by more than 8.6 percentage points.

No economically reasonable changes to capital maintenance expenditure and the long-term growth rate would trigger the CGU to be impaired. For instance, there is no positive value of long-term growth that would result in impairment.

Note 10 Leases

Operating leases

The Group has operating lease agreements for office rentals. The major office leases are for offices in Oslo, Norway, Wroclaw, Poland, Linköping and Gothenburg, Sweden, and Beijing, China.

The Group has subleases of 50% of the Oslo office to Otello in the period October 1, 2016 until lease expiration on November 30, 2019. The remaining Oslo office lease obligation was approximately US$0.8 million as of December 31, 2018 (December 31, 2017: US$1.6 million) of which 50%, US$0.4 million, will be covered by Otello under the sublease agreement. The remaining Wroclaw office lease obligation is approximately US$4.9 million as of December 31, 2018 (December 31, 2017: US$6.5 million).

The Group also has operating leases relating to data center locations. These are located in the US, Singapore and the Netherlands. These leases are cancelable on a short-term basis. The lease with the longest lease term is cancelable with a termination period of 12 months.

	Predecessor	Successor
[US$ thousands]	Period from January 1 to November 3,	Period from July 26 to December 31,	Year ended December 31,	Year ended December 31,
Leasing costs expensed	2016	2016	2017	2018
Office leasing costs expensed (1)	2,619	494	3,085	3,063
Data center leasing costs expensed (2)	—	1,717	5,366	4,627

(1)	Included in Rent and other office expenses in Note 6.
(2)	Included in Hosting expenses in Note 6.

	As of	As of
[US$ thousands]	December 31,	December 31,
Non-cancellable operating leases due in:	2017	2018
Less than one year	3,250	3,249
Between one to five years	6,702	4,541
More than five years	638	—
Total	10,589	7,790

Finance lease liabilities

The Group leases server equipment, some of which provide the option to buy the equipment at the end of the leasing period. Minimum lease payments made for finance leases are allocated between interest expense and the reduction of the outstanding liability.

[US$ thousands] Finance lease liabilities as of December 31, 2017	Present value of minimum lease payments	Interest	Future minimum lease payments
Less than one year	2,073	74	2,148
Between one and five years	265	13	278
More than five years	—	—	—
Total	2,339	87	2,426

[US$ thousands] Finance lease liabilities as of December 31, 2018	Present value of minimum lease payments	Interest	Future minimum lease payments
Less than one year	196	5	201
Between one and five years	33	—	33
More than five years	—	—	—
Total	229	5	234

No assets have been pledged as security, but the Group has issued a guarantee as disclosed in Note 13.

Note 11 Finance lease liabilities and other loans

[US$ thousands]							As of December 31,	As of December 31,
Finance lease liabilities and other loans	Interest rate			Maturity			2017	2018
Finance leases		3.7%			February 2020		2,338	229
Interest bearing loans	1.6%	-	3.8%	February 2019	-	July 2023	3,767	4,040
Total							6,105	4,269

Total finance lease liabilities and other loans, non-current and current, are summarized below:

	As of	As of
[US$ thousands]	December 31,	December 31,
Finance lease liabilities and other loans, non-current	2017	2018
Finance lease liabilities	265	33
Interest bearing loans	3,767	2,238
Total	4,032	2,271

	As of	As of
[US$ thousands]	December 31,	December 31,
Finance lease liabilities and other loans, current	2017	2018
Finance lease liabilities	2,073	196
Interest bearing loans	—	1,802
Other loans	—	492
Total	2,073	2,490

Note 12 Other commitments

As part of the agreement to acquire Opera Software AS, the Group assumed a liability of up to US$2.0 million related to a certain earn-out obligation of Otello, originating from a business retained by Otello. The liability was variable and dependent on the user base adoption of certain features in the Group’s Opera browsers that were enabled by technology that Otello had retained.

At the time of the acquisition on November 3, 2016, and as of December 31, 2016, the fair value of the liability was estimated at US$1.6 million, which was included in other non-current liabilities as of December 31, 2016. As the realized operational benefits were lower than estimated in 2016, the fair value of the obligation was reduced to US$0.6 million as of December 31, 2017 and then classified as other current liabilities. In February 2018 the earn-out obligation was settled by the Group paying US$0.6 million.

Note 13 Guarantees

A guarantee is made by the Group in favor of Dell Bank International d.a.c. ("Dell") as a security for any and all present and future finance lease liabilities of Group subsidiaries (as the Lessee) to Dell.

This guarantee is limited to a principal amount of approximately US$11.6 million, with the addition of any interests, costs and/or expenses accruing on the liabilities and/or as a result of the Lessee’s non-fulfilment of the liabilities; is independent and separate from the obligations of the Lessee; and is valid for 10 years from January 17, 2017.

Note 14 Other current liabilities

	As of	As of
[US$ thousands]	December 31,	December 31,
Other current liabilities	2017	2018
Accrued personnel expenses	6,195	6,919
Trading liability (1)	—	500
Unsettled trades (1)	—	335
Other current liabilities	2,000	1,947
Total	8,195	9,701

(1)	See Note 15 for further information.

Note 15 Financial assets and liabilities

The group has the following financial instruments:

- Loans and receivables: Trade receivables, other receivables and current and non-current financial assets.

- Equity instruments: Holdings of publicly traded securities.

- Loans, borrowings and payables: Interest bearing loans, finance lease liabilities, short (liability) positions, trade payables, other payables and other current and non-current financial liabilities.

The table below shows the various financial assets and liabilities, grouped in the different categories of financial instruments according to IFRS 9.

	Financial		Financial
	assets at		liabilities
	fair value	Debt	at fair value	Financial
	through	instrument at	through	liabilities
[US$ thousands]	net income	amortized	net income	at amortized
As of December 31, 2017	(loss)	cost	(loss)	cost	Total
Financial assets
Non-current
Other financial assets (1)	—	1,857	—	—	1,857
Current
Trade receivables (Note 20)	—	31,072	—	—	31,072
Other receivables (Note 20)	—	7,865	—	—	7,865
Total	—	40,795	—	—	40,795

Financial liabilities
Non-current
Financial lease liabilities and other loans (Notes 10 and 11)	—	—	—	4,032	4,032
Other non-current liabilities	—	—	—	87	87
Current
Trade and other payables (Note 21)	—	—	—	21,401	21,401
Financial lease liabilities and other loans (Notes 10 and 11)	—	—	—	2,073	2,073
Other current liabilities (Note 14)	—	—	600	7,595	8,195
Total	—	—	600	35,789	35,789

(1)	Includes long-term deposits for office rent.

	Financial		Financial
	assets at		liabilities
	fair value	Debt	at fair value	Financial
	through	instrument at	through	liabilities
[US$ thousands]	net income	amortized	net income	at amortized
As of December 31, 2018	(loss)	cost	(loss)	cost	Total
Assets
Non-current
Other financial assets - non-current (2)	—	2,025	—	—	2,025
Investment in associate (preferred shares in StarMaker) (Note 29)	30,000	—	—	—	30,000
Current
Trade receivables (Note 20)	—	37,468	—	—	37,468
Other receivables (Note 20)	—	7,123	—	—	7,123
Other financial assets - current (3)	1,165	89	—	—	1,254
Total financial assets	1,165	46,704	—	—	77,869

Liabilities
Non-current					—
Financial lease liabilities and other loans (Notes 10 and 11)	—	—	—	2,271	2,271
Other non-current liabilities	—	—	—	212	212
Current
Trade and other payables (Note 21)	—	—	—	17,957	17,957
Financial lease liabilities and other loans (Notes 10 and 11)	—	—	—	2,490	2,490
Other current liabilities (Note 14) (3)	—	—	500	9,201	9,701
Total financial liabilities	—	—	500	32,132	32,632

(2)	Includes long-term deposits for office rent.
(3)	The Group holds certain publicly traded securities. See Note 17 for more information.

The table below specifies the gain (loss) in 2018 from the Group’s investments in listed equity instruments. The Group did not invest in listed equity instruments in prior periods.

[US$ thousands]	Realized gain (loss)	Unrealized gain (loss)	Total
Long positions	(1,353)	(169)	(1,522)
Short positions	48	(11)	38
Total	(1,305)	(180)	(1,485)

Net loss from publicly traded securities is recognized in the Statement of Operations as finance expense.

Fair value of financial instruments

The fair values of cash and cash equivalents, trade receivables, accounts payables and other current liabilities approximate their carrying amounts largely due to the relatively short-term maturities of these instruments. For finance lease liabilities and other loans, the difference between the carrying amount and fair value is not material.

The fair values of financial assets and liabilities are measured as the price that would be received to sell the assets or paid to transfer the liabilities in an orderly transaction between market participants at the measurement date.

Fair values of listed equity instruments are determined by reference to published price quotations in an active market. Short positions in listed equity instruments are equally measured at the published price quotations of the equity instrument the Group has a short position in.

The fair value of preferred shares in StarMaker is measured at each reporting date using a discounted cash flow method. Free cash flow is estimated based on company budgets and forecasts and discounted by weighted average cost of capital (WACC). Terminal value is calculated using Gordon growth. The fair value of the Group’s preferred shares in StarMaker was the same as of December 31, 2018 as of the point in time of acquisition, at November 5, 2018, and no adjustment has been made to account for the below specified commitments by the investee over the short time period of relevance. The preferred shares have the following rights and benefits over other shares in StarMaker: 1) priority on any dividend equal to a specified annual minimum return on the invested amount, 2) liquidation preference up to the invested amount, 3) ability to reclaim the invested amount plus a specified return p.a. following certain covenant breaches.

The measurement of fair value of the Group’s preferred shares in StarMaker as of December 31, 2018, is based on significant unobservable input, including

- long-term growth of 5%

- long-term EBITDA margin of 34%

- WACC of 21%

If the long-term growth increased by 1 percentage point, or the long-term EBITDA margin increased by 2 percentage points, the fair value of the Group’s preferred shares would increase by US$2.0 million. If the cost of capital was reduced by 1 percentage point, the fair value would increase by US$3.3 million.

Due to the rights and benefits inherent in the Group’s preferred shares, the risk of loss in future periods is immaterial.

Fair value measurement hierarchy for liabilities as of 31 December 2017:

[US$ thousands]	Date of valuation	Carrying amount	Fair value	Level 1	Level 2	Level 3
Liabilities measured at fair value
Contingent consideration (Note 12)	December 31, 2017	600	600			X
Liabilities for which fair values are disclosed
Financial lease liabilities and other loans (Note 10)	December 31, 2017	6,106	6,106		X

There were no financial assets measured at fair value as of December 31, 2017. For all other financial assets, the carrying amount approximated fair value.

Fair value measurement hierarchy for assets as of 31 December 2018:

[US$ thousands]	Date of valuation	Carrying amount	Fair value	Level 1	Level 2	Level 3
Assets measured at fair value
Other financial assets (listed equity instruments)	December 31, 2018	1,165	1,165	X
Investment in associate (preferred shares in StarMaker) (Note 29)	December 31, 2018	30,000	30,000			X

Fair value measurement hierarchy for liabilities as of 31 December 2018:

[US$ thousands]	Date of valuation	Carrying amount	Fair value	Level 1	Level 2	Level 3
Liabilities measured at fair value
Other liabilities (short position)	December 31, 2018	500	500	X
Liabilities for which fair values are disclosed
Finance lease liabilities and other loans (Note 10)	December 31, 2018	4,762	4,762		X

Note 16 Scheduled maturities of financial liabilities

[US$ thousands]	Less than	1 to 3	Over 3
As of December 31, 2017	12 months	years	years	Total
Non-current
Financial lease liabilities and other loans (Notes 10 and 11) including interest	—	4,230	—	4,230
Other liabilities	—	—	87	87
Current
Trade and other payables (Note 21)	21,401	—	—	21,401
Financial lease liabilities and other loans (Notes 10 and 11) including interest	2,148	—	—	2,148
Other liabilities (Note 14)	8,195	—	—	8,195
Total financial liabilities including interest	31,744	4,230	87	36,060

[US$ thousands]	Less than	1 to 3	Over 3
As of December 31, 2018	12 months	years	years	Total
Non-current
Financial lease liabilities and other loans (Notes 10 and 11) including interest	—	2194	158	2,352
Other liabilities	—	—	212	212
Current
Trade and other payables (Note 21)	17,957	—	—	17,957
Financial lease liabilities and other loans (Notes 10 and 11) including interest	2,591	—	—	2,591
Other liabilities (Note 14)	9,701	—	—	9,701
Total financial liabilities including interest	30,249	2,194	370	32,813

Note 17 Financial risk management

Overview

The Group is exposed to market risk, liquidity risk and credit risk. The Group’s management seeks to minimize potential adverse effects of these risks through sound business practices and risk management. The Board of Directors, together with senior management, is involved in the risk assessment process. The Group has not utilized derivatives for hedging purposes.

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The Group is exposed to three types of market risk: Interest rate risk, foreign currency risk and equity price risk. Financial instruments affected by market risk include loans and borrowings, trade receivables, trade payables and accrued liabilities.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Group’s exposure to interest risk is not material. Financial liabilities have fixed interest rates and future interest payments on these will thus not fluctuate. The Group expects to settle all financial liabilities at maturity, meaning changes in market interest rates will only impact their fair value temporarily. Financial assets are not interest-bearing, except for deposits with banks.

Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. Our exposure to the risk of changes in foreign exchange rates relates primarily to the U.S. Dollar, the primary currency in which revenues are generated, relative to other currencies. The Group incurs operating expenses in various currencies, including the Norwegian Krone, Chinese Renminbi, Polish Zloty, Swedish Krone and the Euro. The latter is also the base currency of some of the Group’s revenue. Additionally, the Group is exposed to foreign currency risk due to monetary items recognized in the balance sheet being denominated in currencies other than the functional currency, which for most of the Group’s entities is the U.S. Dollar. Management is closely monitoring the Group’s exposure to foreign currency risk and seeks to minimize its exposure to such risk. The Group was not exposed to material foreign currency risk in 2017 and 2018.

Equity price risk

The Group is exposed to equity price risk related to its limited holding of publicly traded securities. Such holdings are susceptible to market price risk arising from uncertainties about future values of such securities.

Our holding of publicly traded securities is overseen by the Group’s CEO and conducted within a US$20 million initial capital allocation.

As of December 31, 2018, the value of such holdings was US$667 thousand.

Total loss from publicly traded securities in 2018 was US$1,485 thousand.

Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset. The group is not exposed to material liquidity risk given its significant cash position and low debt-to-equity ratio as of December 31, 2018. See note 16 for an overview of maturity profile on the Group’s financial liabilities.

Credit risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss for the Group.

The Group is exposed to credit risk from its operating activities, primarily trade receivables, and from its cash management activities, including deposits with banks and financial institutions, and other receivables, such as loans to associates and joint ventures (details in Note 29). The Group’s revenue comes mainly from sales where settlement in cash generally takes place within 30-90 days of the invoice being issued, which is concurrently when the Group has an unconditional right to consideration. For some specific revenue streams, including relative to Opay and Powerbets, settlement is agreed to extend 90 days. Details of outstanding accounts receivable are disclosed in Notes 20 and 30.

Note 18 Capital management

The Group’s policy is to maintain a strong capital base to support investor, creditor and market confidence and to sustain future development of the business in accordance with its growth plans.

In July 2018, the Group completed its IPO of ADSs on Nasdaq, raising US$110.8 million net proceeds. Concurrent with the IPO, the Group also completed a private placement of shares to certain private investors, raising an additional US$57.0 million net proceeds. As of December 31, 2018, the Group had cash and cash equivalents totaling US$177.9 million.

See Note 16 for a schedule of maturities for financial liabilities.

In November 2018 the Board of Directors approved a share repurchase program of up to 1.5 million ADSs to be purchased in the open market. As of December 31, 2018, the Group had repurchased a total of 728,912 ADSs, at a total cost of US$4.9 million. In February 2019, the share repurchase program was completed following the successful repurchase of all 1.5 million ADSs at a total cost of US$10.6 million (US$10.7 million including commissions).

The Group does not have any present plans of cash dividends or additional share repurchase programs.

Note 19 Cash and cash equivalents

	As of	As of
[US$ thousands]	December 31,	December 31,
Cash and cash equivalents	2017	2018
Restricted cash	238	229
Cash and cash equivalents	32,969	177,643
Total	33,207	177,873

Restricted cash

Restricted cash is related to employee payroll tax withholdings for Norwegian employees, which are held in restricted deposit accounts under applicable regulations. The Group considers these balances to be cash equivalents because the related liabilities are settled from these accounts on a continuous basis.

Note 20 Trade receivables, other receivables and prepayments

	As of	As of
[US$ thousands]	December 31,	December 31,
Trade receivables	2017	2018
Trade receivables	14,072	24,594
Unbilled receivables	17,001	12,874
Total	31,073	37,468

	As of	As of
[US$ thousands]	December 31,	December 31,
Other receivables	2017	2018
VAT	367	754
Receivable from Otello Corporation ASA	2,945	1,267
Escrow account pledged as loan for joint venture	2,508	—
Other	2,046	5,102
Total	7,866	7,123

	As of	As of
	December 31,	December 31,
[US$ thousands]	2017	2018
Prepayments
Prepaid expenses (1)	2,167	14,372
Total	2,167	14,372

(1)	See Note 30 for specification of amount of prepaid expenses with 360 Mobile Security.

[US$ thousands]	As of December 31,	As of December 31,
Provision for impairment of trade receivables	2017	2018
As of period start, as previously reported	—	1,837
Impact of IFRS 9	—	100
As of period start, restated	—	1,937
Change in the period	1,837	(318)
As of period end	1,837	1,619

As of January 1, 2017, there was no provision for impairment of trade receivables as collection risk was already reflected in the fair value of receivables in the Acquired Companies.

As of period end, the aging of trade receivables was as follows:

[US$ thousands]		Neither past due	Past due
Aging analysis of trade receivables	Total	nor impaired	<30 days	31-60 days	61-90 days	>90 days
As of December 31, 2017	14,072	4,172	1,597	1,390	518	6,395
As of December 31, 2018	24,594	15,603	3,252	2,588	690	2,460

For trade receivables, the Group recognizes a loss allowance based on lifetime expected credit losses as of each reporting date. The Group makes specific loss provisions at the level of specific invoices where information exists that management can utilize in its determination of credit risk. For trade receivables where no specific risk information is identified, the Group uses a provision matrix that is based on the nature of the receivable, location of its invoicing and the age of the invoice relative to its due date, reflecting its historical credit loss experience and adjusting for forward-looking factors specific to the debtors and the economic environment. Receivables associated with the newly acquired microfinance business are subject to significantly higher general provisions due to the nature of the receivables, including the direct exposure to individuals. The Group has not recognized loss provisions related to receivables due from related parties due to the Group’s influence and insight over these entities. As of December 31, 2018, the loss allowance totaled US$1,619 thousand, corresponding to 4.3% of trade receivables (December 31, 2017: US$1,837 thousand, corresponding to 5.9% of trade receivables).

The Group implemented IFRS 9 as of January 1, 2018. IFRS 9 introduced a new impairment model for debt instruments, including accounts receivable. This new model lead to an increase of US$100 thousand in the provision for bad debt as of January 1, 2018.

For details regarding the Group’s procedures on managing credit risk, please refer to Note 17.

Note 21 Trade and other payables

[US$ thousands]	As of December 31,	As of December 31,
Trade and other payables	2017	2018
Trade payables	16,521	14,914
Sales tax payables	20	9
Employee withholding tax	370	24
VAT	792	809
Payroll tax (1)	3,699	2,200
Total	21,401	17,957

(1)	Includes accruals for social security costs related to share-based remuneration.

For a schedule of maturities for trade and other payables, see Note 16.

Note 22 Finance income and expense

	Predecessor	Successor
	Period from
	January 1 to	Period from July 26	Year ended	Year ended
[US$ thousands]	November 3,	to December 31,	December 31,	December 31,
Finance income	2016	2016	2017	2018
Interest income	—	37	54	1,386
Other finance income	—	—	1,000	251
Total	—	37	1,054	1,637

	Predecessor	Successor
	Period from
	January 1 to	Period from July 26	Year ended	Year ended
[US$ thousands]	November 3,	to December 31,	December 31,	December 31,
Finance expense	2016	2016	2017	2018
Interest expense	1,378	24	238	184
Other financial cost	—	—	—	27
Decrease in fair value financial instruments (1)	—	—	—	1,485
Total	1,378	24	238	1,695

(1)	The decrease in fair value of financial instruments is the net result from our holding of publicly traded securities. See Notes 15 and 17 for more information.

	Predecessor	Successor
	Period from
	January 1 to	Period from July 26	Year ended	Year ended
[US$ thousands]	November 3,	to December 31,	December 31,	December 31,
Foreign exchange gain (loss)	2016	2016	2017	2018
Unrealized foreign exchange gain (loss)	(1,777)	(352)	(1,172)	(1,091)
Realized foreign exchange gain (loss)	565	564	(709)	736
Total	(1,212)	212	(1,881)	(354)

Note 23 Changes in liabilities arising from financing activities

	As of January 1,					As of December 31,
[US$ thousands] 2017	2017	Cash flows	Foreign exchange movement	New liabilities	Other (1)	2017
Interest-bearing loans and liabilities, non-current	—	(889)	456	4,199	—	3,767
Finance lease liabilities, non-current	1,724	—	—	688	(2,147)	265
Interest bearing loans and liabilities, current	5,512	(3,483)	—	—	(2,029)	—
Finance lease liabilities, current	4,809	(5,659)	521	—	2,402	2,073
Total liabilities from financing activities	12,045	(10,031)	978	4,887	(1,774)	6,106

(1)

The "Other" column includes the effect of reclassification of the non-current portion of financial lease liabilities to current due to the passage of time in addition to other non-cash costs and other non-cash interest related to financial leases. Furthermore, this column includes current interest bearing loans and liabilities, which is offset against receivables from Otello.

	As of January 1,					As of December 31,
[US$ thousands] 2018	2018	Cash flows	Foreign exchange movement	New liabilities	Other (2)	2018
Interest-bearing loans and liabilities, non-current	3,767	—	—	1,435	(2,964)	2,238
Finance lease liabilities, non-current	265	—	—	—	(232)	33
Interest bearing loans and liabilities, current	—	(1,739)	—	191	1,744	196
Finance lease liabilities, current	2,073	(2,042)	—	—	1,771	1,802
Other loans	—	—	—	492	—	492
Total liabilities from financing activities	6,106	(3,781)	—	2,118	319	4,761

All items of liabilities are included in "Finance lease liabilities and other loans" in the Statement of Financial Position.

(2)

The "Other" column includes the effect of reclassification of the non-current portion of financial lease liabilities to current due to the passage of time in addition to other non-cash adjustments related to finance leases.

Note 24 Income tax (expense) benefit

A summary of income tax (expense) benefit is as follows:

	Predecessor	Successor
[US$ thousands]	Period from January 1 to November 3,	Period from July 26 to December 31,	Year ended December 31,	Year ended December 31,
Income tax (expense) benefit	2016	2016	2017	2018
Current income taxes	(2,077)	(223)	(5,449)	(4,322)
Currency effect on income tax (expense) benefit and adjustments recognized in the period for current tax of prior periods (1)	—	—	—	(615)
Deferred taxes	2,820	2,319	4,009	(1,544)
Income tax (expense) benefit	743	2,096	(1,440)	(6,481)

(1)	Currency effect on income tax (expense) benefit due to corporate income tax filing in NOK for Norwegian entities with USD as functional currency.

The Group’s parent company is domiciled in Cayman Islands, where the applicable tax rate is zero. As most of the activities of the Group are consolidated in Norway, the reconciliation of the expected to actual income tax (expense) benefit effective tax rate is based on the applicable tax rate in Norway, which was 25 % in 2016, 24% in 2017 and 23% in 2018 (22% in 2019).

	Predecessor	Successor
[US$ thousands]	Period from January 1 to November 3,	Period from July 26 to December 31,	Year ended December 31,	Year ended December 31,
Reconciliation of tax (expense) benefit to Norwegian nominal statutory tax rate	2016	2016	2017	2018
Net income (loss) before income taxes	(8,849)	(9,800)	7,504	41,641
Tax (expense) benefit at applicable tax rate	2,212	2,450	(1,801)	(9,577)
Effect of different tax rates applied by subsidiaries	(99)	(2,339)	1,120	(167)
Permanent differences
Tax effect of translation differences exempted for tax	0	1,599	(1,287)	218
Tax effect of financial items exempted from tax	0	144	1,614	1,726
Tax effects of losses in associates and joint ventures which are non-deductible	(636)	(84)	(401)	(744)
Net other permanent differences (not) tax deductible	(685)	(344)	2,289	(617)
Other effects
Change to previously recognized deferred tax assets	—	(70)	(1,812)	1,589
Currency effect on income tax (expense) benefit and adjustments recognized in the period for current tax of prior periods	—	—	—	(615)
Change in unrecognized deferred tax assets	(48)	(7)	(1,554)	1,144
Change in tax rate	—	746	392	561
Income tax (expense) benefit for the year	743	2,096	(1,440)	(6,481)
Effective tax rate	8.4%	21.4%	19.2%	15.6%

The following summarizes the Group’s deferred tax assets and liabilities:

[US$ thousands]	As of December 31,	As of December 31,
Deferred tax asset and deferred tax liability	2017	2018
Furniture, fixtures and equipment, and intangible assets	24,496	22,201
Other	(1,003)	(445)
Trade receivables	(134)	(133)
Intercompany interest costs subject to limitations	(3,841)	(5,243)
Withholding tax expected to be credited (credit method)	—	(3,849)
Tax losses carried forward	(8,648)	(117)
Net deferred tax liability (asset) recognized	10,870	12,414

The following summarizes the Group’s changes in deferred taxes during the periods:

[US$ thousands]	As of December 31,	As of December 31,
	2017	2018
Net deferred tax liability (asset) as of January 1	14,879	10,870
Expense (benefit) in Statement of Operations	(4,009)	1,544
Net deferred tax liability (asset)	10,870	12,414

[US$ thousands]	As of December 31,	As of December 31,
	2017	2018
Deferred tax assets	958	944
Deferred tax liabilities	11,828	13,358
Net deferred tax liability	10,870	12,414

Deferred tax liability related to furniture, fixtures and equipment

The deferred tax liability relates mainly to excess values identified in the purchase price allocation performed in accounting for the Acquired Companies, as described in Notes 1 and 2.

Deferred tax assets on interest charges carried forward

Deferred tax assets relate to Norwegian limitations to interest deductions on intercompany loans, carried forward due to restrictions. The interest subject to limitations must be utilized within ten years. Management has assessed that there is convincing evidence that future profits will be available in order to utilize the interest charges within the time restriction period.

Note 25 Share-based payments

On April 7, 2017 the Group adopted an RSU (Restricted Share Unit) plan for employees in the Group. The program was transferred to the Group’s new parent company, Opera Limited, in connection with the Group’s IPO in 2018. Awards equal to 10% of the equity of the Company are made available for grants.

The program was established with an assumption that there would be 500 million shares in the ultimate issuer entity. Opera Limited was set up with 200 million shares, resulting in a conversion ratio of 0.4 from the count of RSUs granted to the ultimate shares to be delivered. As each traded ADS represents two shares, the reported grants have been further adjusted by a factor of 0.5. Accordingly, for the purpose of these consolidated financial statements, all counts of RSUs and per-unit values are communicated as converted to ADS equivalent units.

In 2018, grants were made on three dates: February 12 (488,000 RSUs), April 23 (10,000 RSUs) and June 27 (18,000 RSUs). The default vesting schedule for the majority of 2018 grants were 20%, 20%, 30%, 30% on January 1 in each of the years 2019-2022.

The equity unit value applied for the 2018 grants of US$7.75 was determined based on a combination of DCF and multiple based analyses carried out as of February 12, 2018. The fair value per RSU of US$7.12 was determined by Monte Carlo simulation, as specified below. The equity cost of each RSU is recognized on a straight-line basis over the vesting period.

The Group accrues for relevant social security costs based on the most recent available measure of the equity value, with the same straight-line recognition over the vesting period. As of December 31, 2018, social security cost was accrued based on the year-end market value of Opera Limited.

The expense recognized for the employee services received is shown in the following table:

[US$ thousands]	Year ended December 31,	Year ended December 31,
Expense from share-based payment transactions	2017	2018
Expense arising from equity-settled share-based payment transactions (1)	9,496	4,846
Expense arising from cash-settled share-based payment transactions	—	—
Total expense from share-based payment transactions	9,496	4,846

(1)	Including US$896 thousand in accrued social security cost (2017: US$2,490 thousand).

Movements during the period: Number of RSUs as expressed in equivalent ADSs:

	Year ended December 31,	Year ended December 31,
	2017	2018
Outstanding at period start	—	3,882,600
Granted during the period	4,221,600	516,000
Forfeited during the period	(339,000)	(154,468)
Exercised during the period	—	—
Expired during the period	—	—
Outstanding at period end	3,882,600	4,244,132

The weighted average remaining vesting period for the RSUs outstanding as of December 31, 2018 was 0.97 years (December 31, 2017: 1.61 years).

Fair value measurement per RSU as converted to ADS equivalent:

	2017 RSU grants: RSU valuation input	2018 RSU grants: RSU valuation input
Current equity unit price valuation ($)	5.70	7.75
Model Used	Monte Carlo	Monte Carlo
Expected Volatility (%) (1), (2)	37.44%	35.29%
Risk free interest rate (%) (1)	1.61%	2.43%
Dividend Yield (%)	0%	0%
Duration of initial simulation period (years to longstop date)	4.55	4.73
Duration of second simulation period with postponed exercise (years)	3.00	3.00
Fair value at the measurement date ($)	4.50	7.12

(1)	Specified value is 4 years (modelled on yearly basis).
(2)	Based on a defined peer group of companies considered comparable to the Group.

Note 26 Shareholders and share capital

The following table specifies the shareholders’ ownership interest:
	As of December 31,	As of December 31,
	2017	2018
Kunlun Tech Limited	33.33%	43.90%
Keeneyes Future Holding Inc.	21.67%	17.84%
Future Holding L.P.	12.50%	0.00%
Qifei International Development Co, Ltd	27.50%	21.38%
Golden Brick Capital Private Equity Fund I L.P.	5.00%	3.89%
Tospring Technology Ltd.	0.00%	3.81%
The Bank of New York Mellon (1)	0.00%	8.42%
IDG China Capital Fund III L.P.	0.00%	0.73%
IDG China Capital III Investors L.P.	0.00%	0.04%
	100.00%	100.00%

(1)	The Bank of New York Mellon holds shares as the depository bank for the Group’s ADSs listed on Nasdaq.

Distributions

In 2018, the Group repurchased 728,912 ADSs for a total cost of US$4,875 thousand. The Group has not paid any cash dividends. See Note 18 for more information.

Share capital

As of December 31, 2018, Opera Limited, the Group’s parent, had 218,661,519 outstanding ordinary shares, each with a par value of US$0.0001. Total amount of shares authorized for issue was 500,000,000. As of December 31, 2018, the Group had acquired 1,457,824 ordinary shares under its share repurchase program. Each ADS represents two ordinary shares in the parent.

Note 27 Group entities

The following subsidiaries are included in the Group's consolidated financial statements:

Registered
Parent company	office	Domicile
Opera Limited (1)	George Town	Cayman Islands

	Registered		Ownership interest
Group entities:	office	Domicile	and voting rights
Kunhoo Software LLC	George Town	Cayman Islands	100%
Kunhoo Software Limited	Hong Kong	Hong Kong	100%
Kunhoo Software S.a.r.l	Luxembourg	Luxembourg	100%
Kunhoo Software AS	Oslo	Norway	100%
Opera Software AS	Oslo	Norway	100%
Opera Software Holdings LLC	San Mateo	US	100%
Opera Software Americas LLC	San Mateo	US	100%
Opera Software Ireland Limited	Dublin	Ireland	100%
Hern Labs AB	Linköping	Sweden	100%
Opera Software International AS	Oslo	Norway	100%
Opera Software Netherlands BV	Amsterdam	Netherlands	100%
Opera Software India Private limited	Chandigarh	India	100%
Opera Software Poland sp. Z.o.o.	Wroclaw	Poland	100%
Opera Software Technology (Beijing) Co.,Ltd	Beijing	China	100%
Beijing Yuega Software Tech. Srvc. Co. Ltd. (2)	Beijing	China	100%
Opesa South Africa (Pty) Limited	Cape Town	South Africa	100%
O-Play Digital Services Ltd.	Lagos	Nigeria	100%
O-Play Kenya Limited	Nairobi	Kenya	80%
Phoneservice Technologies Co. Ltd.	Nairobi	Kenya	80%
O-Play Zambia Limited (3)	Lusaka	Zambia	100%
TenSpot Pesa Limited (3)	Hong Kong	Hong Kong	100%
LLC "Microcredit Company O-Pay" (3)	St. Petersburg	Russia	100%
Neofin Malelane (Pty) Ltd. (3)	Johannesburg	South Africa	100%
Opay Finance India (Pty) Ltd. (3)	Mumbai	India	100%
Blue Ridge Micro Finance Bank Ltd. (3)	Lagos	Nigeria	100%
Oplay Digital Serivces SA de CV (3)	Mexico City	Mexico	100%
PT Opay Finance Services (3)	Jakarta	Indonesia	100%
PT lnpesa Digital Teknologi (4)	Jakarta	Indonesia	100%
TenSpot Kenya Limited (3)	Nairobi	Kenya	100%
P C Financial Services Pvt Ltd. (3)	Delhi	India	100%

(1)

The Company was incorporated in the Cayman Islands as of March 19, 2018, with the purpose of being the issuer in our initial public offering of ADSs on Nasdaq following a corporate reorganization in 2018. The reorganization resulted in the members of Kunhoo Software LLC, the Group’s parent company as of December 31, 2017, and at the time of the reorganization, exchanging their ownership interests for common shares and ownership in Opera Limited with substantially the same rights and proportionate ownership.

(2)	Variable Interest Entity (VIE) contractually controlled by the Group.

(3)	Entities were incorporated in 2018.

(4)	VIE established in February 2018, contractually controlled by the Group.

The Group’s ownership interest and voting rights in subsidiaries as of December 31, 2017 did not change in 2018. There were no material non-controlling interests in the Group’s subsidiaries.

Opera Software Iceland, edf. was dissolved in 2018. The Group held 100% of the shares and voting rights in the company.

Note 28 Business combinations

On December 19, 2018, the Group acquired 100% of the shares and voting rights in TenSpot Pesa Limited (with subsidiaries, the “TenSpot Group”). The TenSpot Group is the owner of OKash, a microfinance business currently active in Kenya with plans to launch in additional countries in 2019. OKash represents a new user-driven business opportunity that will benefit from Opera’s existing reach and scale in relevant African and Asian markets, and of relevant demographics. We determined that the TenSpot Group met the definition of a business after considering that it had technology, key processes and was generating revenue from customers as of the acquisition date.

A net cash consideration of US$9.5 million was transferred to Opay Digital Services Limited (Opay), the seller of TenSpot Pesa Limited. Opay, in which the Group has a 19.9% ownership share, is an associate accounted for in accordance with the equity method (see Note 29 for more information).

The combined businesses are ultimately controlled by the Group’s Chairman and CEO, both before and after the transaction. As such, it was a business combination under common control. The determination that Opera Limited is controlled by its Chairman and CEO is based on significant judgment. The Chairman and CEO’s ownership interest and voting rights are established by his control of Keeneyes Future Holding Inc and Kunlun Tech Limited, a subsidiary of Beijing Kunlun Tech Co. Ltd. Although the Chairman and CEO does not hold a majority of the shares and voting rights in the latter, the Group has concluded that he has de-facto control over that entity based on his practical ability to direct the relevant activities. This is based on him being the largest holder of voting rights in Beijing Kunlun Tech Co. Ltd, effectively controlling 33.77% of the voting rights directly. The recent history of voting in general meetings for Beijing Kunlun Tech Co. Ltd demonstrates that the Group’s Chairman and CEO controlled significantly more than 50% of the shares registered to vote. The remaining shares in Beijing Kunlun Tech Co. Ltd are widely disbursed among a large number of other shareholders.

IFRS does not prescribe how to account for business combinations under common control. In the absence of specific guidance in IFRS, management has used judgment in developing and applying an accounting policy that is relevant and reliable. Other standard-setting bodies have issued guidance for common control business combinations and some allow or require predecessor accounting, or historical cost accounting as it is known in some jurisdictions, in accounting for business combinations involving entities under common control. Historical cost accounting is also supported by authoritative accounting literature. Based on this, the Group decided to adopt historical cost accounting in accounting for the acquisition of TenSpot Pesa Limited.

Under the predecessor method of accounting, as adopted by the Group, the assets and liabilities of the TenSpot Group are reflected at their carrying amounts as they were in the consolidated financial statements for TenSpot Pesa Limited. No adjustments were made to reflect fair values, or recognize any new assets or liabilities, at the date of the combination that would otherwise be done under the acquisition method. Moreover, no adjustments were necessary to align accounting policies of TenSpot Pesa Limited with those adopted by the Group.

In addition to the net cash consideration transferred to Opay, the Group had receivables due from TenSpot Pesa Limited with a carrying amount of US$2.0 million, which was effectively settled in the acquisition. The acquired companies had no material assets or liabilities except for cash and cash equivalents with a carrying amount of US$1.6 million. The difference between the consideration transferred, including the effective settlement of receivables, and the net assets acquired, was recognized as a reduction of retained earnings (US$9.9 million).

The Group decided not to re-present its comparatives and adjust its current reporting period before the date of the acquisition as if the business combination had occurred before the start of the earliest period presented. Consequently, the impact of transactions between the Group and the TenSpot Group prior to December 19, 2018 have not been eliminated.

See Note 29 for information about the gain recognized by Opay from the loss of control over TenSpot Pesa Limited.

Note 29 Investments in associates and joint ventures

The Group has investments in associates and joint ventures, which are accounted for in accordance with the equity method, except for the investment in StarMaker, as detailed below.

Opay Digital Services Limited

Opay is an associate in which the Group has a 19.9% ownership share. It launched its mobile money services in 2018. Opay has focused its efforts in Nigeria, a market characterized by a large un-banked population with low mobile money penetration. Opay launched an agent-centric operation in July 2018 as a means to reach the underserved population. By December 31, 2018, Opay had recruited 3,000 agents and average daily transaction volume in December 2018 was in excess of US$1 million, with peak days exceeding US$1.5 million, placing Opay among the top-tier mobile money providers in Nigeria less than one year after launch.

In 2018, Opay also launched a separate microfinance product in Kenya, branded OKash. On December 19, 2018, the Group paid US$9.5 million to Opay to acquire 100% of the shares in TenSpot Pesa Limited, the owner of the OKash business. The transaction resulted in Opay recognizing a gain in its separate financial statements of which US$1.9 million was the Group’s proportionate share, which is included in the share of Opay’s net loss recognized by the Group. See Note 28 for more information.

StarMaker Inc.

StarMaker is an associate in which the Group acquired a 19.35% ownership share on November 5, 2018, by investing US$30 million in exchange for preferred shares in the company. The preferred shares have dividend and liquidation preference. As part of the investment, the Group also obtained an option to increase its ownership to 51% in the second half of the year 2020.

StarMaker is a technology-driven social media company focused on music and entertainment. StarMaker enables users to record and share their own music videos, collaborate with other musicians, connect with other users and follow their idols on the social platform. During the second half of 2018, StarMaker expanded into short-form music and video clips of a more viral nature.

The preferred shares are accounted for as long-term interests in StarMaker, measured at fair value through the Statement of Operations. In future periods, if StarMaker remains loss-making, the Group may be required to apply the equity method and recognize its share of losses in reverse order of seniority versus the ordinary shares of the company.

The option to increase our ownership to 51% in the second half of the year 2020, if exercised, will entail the Group acquiring the shares at either fair value, or at a proxy of fair value. Accordingly, the fair value of the option is immaterial as of December 31, 2018.

nHorizon

nHorizon is a joint venture in which the Group has a 29.09% ownership share. nHorizon operates an Opera browser in China with monetization partners, including Baidu, Sogou and others. nHorizon consists of nHorizon Innovation (Beijing) Software Limited and nHorizon Infinite (Beijing) Software Limited (collectively, “nHorizon”). The joint venture was co-founded by Otello Corporation ASA and Telling Telecom in August 2011. The Group acquired the investment in nHorizon as a result of the acquisition of Opera Software AS in 2016.

Powerbets Holdings Limited

Powerbets is a joint venture in which the Group has a 50.1% ownership share. It is a joint venture with a group related to Supabets HK Limited. The joint venture was established on August 1, 2017. It provides a platform for sports betting, virtual sports betting, and gaming services throughout Africa. Having one of the largest gaming footprints in Africa, Powerbets is licensed in nine African markets and operational in seven.

2016 summary information regarding nHorizon:

	Predecessor	Successor
[US$ thousands]	Period from January 1 to November 3 2016	Period from November 4 to December 31 2016
Revenue	21,590	9,187
Operating profit (loss)	(8,713)	(736)
Net income (loss)	(9,159)	(815)
Group’s share of net income (loss)	(2,664)	(237)

Assets	12,954	22,487
Short-term liabilities	27,627	18,854
Equity	(14,673)	3,634

2017 summary information regarding nHorizon, Powerbets and Opay:

	nHorizon	Powerbets Holdings Limited	Opay Digital Services Limited
[US$ thousands]	Year ended December 31,	Period from August 1 to December 31,	Period from November 1 to December 31,
The Group’s interest	29.09%	50.10%	19.90%
Revenue	42,298	7,562	—
Operating profit (loss)	(2,219)	(505)	(2,831)
Net income (loss)	(2,710)	(529)	(2,831)
Group’s share of net income (loss), before adjustment	(788)	(265)	(563)
Adjustments related to amortization of intangible assets	—	(54)	—
Group’s share of net income (loss)	(788)	(318)	(563)

Assets	19,302	2,672	5,655
Short-term liabilities	15,720	5,649	8,431
Equity	3,583	(2,977)	(2,776)

2018 summary information regarding nHorizon, Powerbets, Opay and StarMaker:

	nHorizon	Powerbets Holdings Limited	Opay Digital Services Limited	StarMaker Inc.
[US$ thousands]	Year ended December 31,	Year ended December 31,	Year ended December 31,	Year ended December 31,
The Group’s interest	29.09%	50.10%	19.90%	19.35%
Revenue	48,992	4,498	848	12,332
Operating profit (loss)	(1,568)	(4,528)	(384)	(9,639)
Net income (loss)	(2,056)	(4,735)	(384)	(8,602)
Other comprehensive income that may be reclassified to net income	—	188	—	—
Total comprehensive income	(2,056)	(4,547)	(384)	(8,602)
Group’s share of net income (loss)	(598)	(2,372)	(76)	N/a

Current assets	9,761	2,751	4,302	21,366
Non-current assets	1,065	2,851	4,918	11,245
Current liabilities	3,818	7,818	12,043	30,163
Non-current liabilities	5,469	5,114	453	—
Equity	1,539	(7,331)	(3,276)	2,448

The following tables specify the carrying amounts for investments in associates and joint ventures:

As of December 31, 2017

[US$ thousands]
Carrying amount	nHorizon	Powerbets Holdings Limited	Opay Digital Services Limited
Investment (Booked value January 1, 2017)	1,043	—	—
Investment during the fiscal year	770	200	4,969
Loan made to Powerbets Holdings reclassified from other receivables	—	110	—
FX adjustment	86	8	1
Share of net income (loss)	(788)	(318)	(563)
Total	1,110	—	4,406

Group’s share in %	29.09%	50.10%	19.90%
Group’s share in equity	1,042	(1,492)	(552)
Intangible assets	—	1,492	—
Other equity method adjustments	68	—	4,959
Carrying amount	1,110	—	4,406

As of December 31, 2018

[US$ thousands]
Carrying amount	nHorizon	Powerbets Holdings Limited	Opay Digital Services Limited
Investment (Booked value January 1, 2018)	1,110	—	4,406
Investment during the year	—	2,567	—
FX adjustment	(69)	—	—
Share of net income (loss)	(598)	(2,372)	(76)
Share of other comprehensive income	—	94	—
Total	443	289	4,330

Group’s share in %	29.09%	50.10%	19.90%
Group’s share in equity	448	(3,673)	(652)
Intangible assets	—	1,492	—
Equity method adjustments	(5)	2,469	4,982
Carrying amount	443	289	4,330

Note 30 Related parties

At the time of the transactions described in this note, the Group’s Chairman and Chief Executive Officer had control or significant influence over Beijing Kunlun Tech, StarMaker Interactive, Kunlun AI and 360 Mobile Security, either directly or through other investments. He further controls Opay through Balder Investment Inc, where certain other officers in the Group also have financial interests but no voting rights.

The Group has significant influence over Opay and StarMaker through ownership interests in those entities. Moreover, the Group has joint control over Powerbets and nHorizon by having contractually agreed the sharing of control.

On November 1, 2017, the Group provided a revolving line of credit of US$6.0 million to Opay. The Group may call the principal and interest at any time after November 1, 2019. Opay may elect to make early repayment at any time in its discretion. As of December 31, 2018, the total amount drawn under the credit facility was US$1.4 million (December 31, 2017: 0.2 million). The total amount of loans receivable due from Opay as of December 31, 2018 includes a loan of US$0.4 million provided under a separate loan agreement.

On October 4, 2018, the Group provided a revolving line of credit of US$6.0 million to Powerbets. Prior to this, the Group had already advanced the sum of US$2.0 million to Powerbets, which was deemed to be advanced under the terms of the credit facility. The principal, together with all accrued and unpaid interest, shall be repaid on the date set by Powerbets’ board of directors, which effectively requires the consent of the other investor in Powerbets. As of December 31, 2018, a total of US$2.6 million was drawn under the credit facility. No repayment date has been set. That long-term loan is accounted for as part of our long-term interest in Powerbets.

Effective from January 1, 2018, the Group and Powerbets entered into a software development and consultancy agreement. The Group has also provided advertising services to Powerbets during 2018.

On November 5, 2018, the Group invested US$30 million in StarMaker by purchasing preferred shares, resulting in a voting interest of 19.35% and the Group having significant influence over the entity. As part of the investment, the Group also obtained an option to increase its ownership to 51% in the second half of the year 2020. StarMaker is controlled by the Group’s Chairman and Chief Executive Officer. See Note 29 for additional information.

On December 19, 2018, the Group acquired a microfinance business from Opay for a total consideration of US$9.5 million. See Notes 28 and 29 for more information on the acquisition.

The Group provides services to, or receives services from, certain related parties. Services received from Beijing Kunlun Tech consist of shared office facilities in Beijing, China. Services provided to Opay consist of development and key management personnel services and are invoiced based on time used and with a 5-8% markup dependent of the type of service. The Group has also provided development and advertising services to Powerbets. Services received from 360 Mobile Security are related to distribution and promotion of the Group’s products worldwide. As of December 31, 2018, the Group had provided prepayments to 360 Mobile Security for distribution and promotion services as part of an agreement where 360 Mobile Security accepts financial risk related to the retention of acquired new users. The prepayments had a carrying amount of US$10.4 million. On December 21, 2018, the Group entered into a strategic cooperation agreement with 360 Mobile Security related to acquiring its assistance in launching microfinance offerings in additional countries. Additional information about transactions with associates and joint ventures is included in Note 29.

Outstanding balances as of December 31, 2017 and 2018 are unsecured and interest free and settlement occurs in cash. There have been no guarantees provided or received for any related party receivable or payable.

[US$ thousands]			As of December 31,	As of December 31,
Balances with related parties	Category of related party	Type of balance	2017	2018
360 Mobile Security Limited	Key management personnel	Accounts receivable	—	770
360 Mobile Security Limited	Key management personnel	Distribution prepayment (liability)	(3,279)	10,420
Beijing Kunlun Tech Co., Ltd.	Key management personnel	Other payables	(123)	(169)
nHorizon Innovation (Beijing) Software Ltd	Joint venture	Revenue share liability	(150)	—
nHorizon Innovation (Beijing) Software Ltd	Joint venture	Professional service receivable	239	—
nHorizon Innovation (Beijing) Software Ltd	Joint venture	Professional service payable	(480)	(979)
Opay Digital Services Limited (HK)	Associate / Key management personnel	Loans receivable	631	1,779
Opay Digital Services Limited (HK)	Associate / Key management personnel	Trade receivable	2,829	4,271
Opay Digital Services Limited (HK)	Associate / Key management personnel	Accounts payable	—	(455)
Powerbets Holding Limited	Joint venture	Loans receivable	200	2,567
Powerbets Holding Limited	Joint venture	Trade receivable	—	4,369
StarMaker Interactive Inc.	Key management personnel	Loan receivable	516	—

			Predecessor	Successor
[US$ thousands]			Period from January 1 to November 3,	Period from July 26 to December 31,	Year ended December 31,	Year ended December 31,
Transactions with related parties	Category of related party	Type of transaction	2016	2016	2017	2018
Opay Digital Services Limited (HK)	Associate / Key management personnel	Technology licensing and other revenue	—	—	2,829	10,899
Powerbets Holdings Limited	Joint venture	Technology licensing and other, and advertising revenue	—	—	—	4,369
360 Mobile Security Limited	Entity with board member interest	Technology licensing and other, and advertising revenue	—	—	—	3,069
KUNLUN GLOBAL INTERNATIONAL SDN. BHD.	Key management personnel	Advertising revenue	—	—	—	68
nHorizon Innovation (Beijing) Software Ltd	Joint venture	Technology licensing and other revenue	2,238	315	387	(18)
StarMaker Interactive Inc.	Key management personnel	Investment	—	—	—	(30,000)
360 Mobile Security Limited	Entity with board member interest	Marketing and distribution	(4,457)	(5,193)	(8,416)	(7,522)
Beijing Kunlun Tech Co., Ltd.	Key management personnel	Office facilities	—	(233)	(1,425)	(1,072)
Kunlun AI Inc.	Key management personnel	Professional services	(600)	(100)	—	—
nHorizon Innovation (Beijing) Software Ltd	Joint venture	Cost of revenue	—	—	(72)	(45)
nHorizon Innovation (Beijing) Software Ltd	Joint venture	Professional services	(1,107)	—	(513)	(941)
StarMaker Interactive Inc.	Key management personnel	Professional services	—	—	16	175
Opay Digital Services Limited (HK)	Associate / Key management personnel	Acquisition of business	—	—	—	(9,500)
Opay Digital Services Limited (HK)	Associate / Key management personnel	Investment	—	—	(4,969)	—
Opay Digital Services Limited (HK)	Associate / Key management personnel	License fee (cost of revenue)	—	—	—	(455)
nHorizon Innovation (Beijing) Software Ltd	Joint venture	Investment	—	(1,314)	(770)	—
Powerbets Holdings Limited	Joint venture	Investment	—	—	(310)	—

Following the acquisition of Opera Software AS, the Group and Otello entered into a time-restricted Transitional Service Agreement whereby individuals from each party provided support to one another in line with historical activity. These activities were tracked and invoiced based on actual cost, which have resulted in only minimal net payments.

Note 31 Net income (loss) per share

Basic net income (loss) per share is calculated by dividing the net income (loss) for the year attributable to ordinary equity holders of Opera Limited by the weighted average number of ordinary shares outstanding during the year. Diluted net income (loss) per share is calculated by dividing the net income (loss) attributable to ordinary equity holders of Opera Limited by the weighted average number of ordinary shares outstanding during the year plus the number of ordinary shares that would be issued pursuant to our employee equity program based on period-average employee equity awards. The net dilutive effect of these awards is determined by application of the treasury stock method related to the share equivalents of unrecognized share compensation expense on employee equity grants outstanding at period end.

The net income (loss) per share calculation for all periods prior to the Initial Public Offering reflects 200 million shares as outstanding, less 9.75 million shares that were surrendered by two shareholders upon completion of the IPO. As of December 31, 2018, the total number of shares outstanding for Opera Limited was 218,661,519.

The following table specifies the income (loss) and share data used in the basic and diluted net income (loss) per share calculations:

	Predecessor	Successor
[Net income (loss) in US$ thousands]	Period from January 1 to November 3,	Period from July 26 to December 31,	Year ended December 31,	Year ended December 31,
Basic net income (loss) per share	2016	2016	2017	2018

Net income (loss) attributable to the owners of the parent	(8,106)	(7,704)	6,064	35,160

Issued ordinary shares at beginning of period	190,250,000	190,250,000	190,250,000	190,250,000
Effect of shares issued	—	—	—	12,504,070
Effect of treasury shares held	—	—	—	(133,681)
Basic weighted-average number of ordinary shares in the period	190,250,000	190,250,000	190,250,000	202,620,388

Basic net income (loss) per share, US$	(0.043)	(0.040)	0.032	0.174

	Predecessor	Successor
[Net income (loss) in US$ thousands]	Period from January 1 to November 3,	Period from July 26 to December 31,	Year ended December 31,	Year ended December 31,
Diluted net income (loss) per share	2016	2016	2017	2018

Net income (loss) attributable to the owners of the parent	(8,106)	(7,704)	6,064	35,160

Basic weighted-average number of ordinary shares	190,250,000	190,250,000	190,250,000	202,620,388
Effect of employee equity grants	—	—	2,449,186	6,107,813
Diluted weighted-average number of ordinary shares in the period	190,250,000	190,250,000	192,699,186	208,728,202

Diluted net income per share, US$	(0.043)	(0.040)	0.031	0.168

In the period from January 1 to November 3, 2016, and from July 26 to December 31, 2016, restricted share unites were excluded from the diluted weighted average number of ordinary shares calculation because their effect would have been anti-dilutive.

Opera Limited, the parent, has American Depository Shares (ADSs) listed on Nasdaq, trading under the OPRA ticker symbol. Each ADS represents two ordinary shares in the parent. The table below specifies net income (loss) per ADS.

	Predecessor	Successor
[Net income (loss) in US$ thousands]	Period from January 1 to November 3,	Period from July 26 to December 31,	Year ended December 31,	Year ended December 31,
Net income (loss) per ADS, basic and diluted	2016	2016	2017	2018

Net income (loss) attributable to the owners of the parent	(8,106)	(7,704)	6,064	35,160

ADS equivalent of basic weighted-average number of ordinary shares	95,125,000	95,125,000	95,125,000	101,310,194
ADS equivalent of diluted weighted-average number of ordinary shares	95,125,000	95,125,000	96,349,593	104,364,101

Basic net income (loss) per ADS, US$	(0.085)	(0.081)	0.064	0.347
Diluted net income (loss) per ADS, US$	(0.085)	(0.081)	0.063	0.337

Note 32 Events after the reporting period

On January 10, 2019, the Group amended and restated its share incentive plan. The plan was adopted for the purpose of rewarding, attracting and retaining employees of the Group. Under the amended plan, a total of 20,000,000 ordinary shares are issuable to employees, corresponding to 10,000,000 ADSs.

On January 31, 2019, the Group entered into a new lease agreement for our Oslo headquarters. The new lease commences on November 15, 2019, while the lease of the current office terminates on November 30, 2019. Minimum lease payments under the new lease are US$278 thousand per year until November 14, 2024, the end of the lease term.

On February 8, 2019, the Group completed its share repurchase program by having successfully repurchased a total of 1.5 million ADSs, representing 3.0 million shares. The average price paid for the 1.5 million ADSs was US$7.08 (US$7.10 including commissions).

Subsequent to February 21, 2019, the first exercise period of the Group’s equity program took place, including RSUs that had vested on January 1, 2017, and January 1, 2018. A total of 1,728,492 RSUs were exchanged for an equivalent number of ADSs in Opera Limited.

On February 25, 2019, Kunlun Tech Limited entered into a share transfer agreement with Golden Brick Capital Private Equity Fund I L.P., pursuant to which Golden Brick transferred all its 8,500,000 ordinary shares of Opera Limited to Kunlun Tech Limited, for consideration of US$34.8 million.