Form 20-F
period 2019-12-31
Opera Ltd
filed 2020-04-30
CIK 1737450

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019.

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

Vitaminveien 4, 0485 Oslo, Norway

(Address of principal executive offices)

Mr. Yahui Zhou, Chief Executive Officer

c/o Aaron McParlan, General Counsel

Vitaminveien 4, 0485 Oslo, Norway

Tel: +47 2369-2400

E-mail: legal@opera.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
American Depositary Shares, each representing two ordinary shares, par value US$0.0001 per share	OPRA	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

237,826,326 ordinary shares, par value US$0.0001 per share, as of December 31, 2019

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

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐	Emerging growth company ☒

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.                          ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

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

●	“ADSs” refer to American depositary shares, each of which represents two ordinary shares;

●	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, Taiwan and the special administrative regions of Hong Kong and Macau;

●	“MAUs” or “monthly active users” refers to the average number of active users during each month (within a given period);

●	“shares” or “ordinary shares” refers to our ordinary shares, par value US$0.0001 per share;

●	“South Asia” comprises the four distinct markets of India, Pakistan, Bangladesh and Sri Lanka;

●	“Southeast Asia” comprises the six distinct markets of Indonesia, Vietnam, Thailand, the Philippines, Malaysia and Myanmar;

●	“US$,” “U.S. Dollars,” “$” and “dollars” refer to the legal currency of the United States; and

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

The following summary historical consolidated statements of operations data for the period from January 1, 2016 to November 3, 2016 (the “Predecessor”) and from the inception of Opera Limited (as successor-in-interest to Kunhoo Software LLC) on July 26, 2016 to December 31, 2016 and for the years ended December 31, 2017, 2018 and 2019, and summary consolidated statements of financial position data as of December 31, 2016, 2017, 2018 and 2019 (the “Successor”), have been derived from our audited consolidated financial statements. The consolidated financial statements are prepared and presented in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, or IFRS.

The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and the related notes and the “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. Our historical results are not necessarily indicative of results expected for future periods.

 Summary Consolidated Statement of Operations

	2016			2017	2018	2019
	Predecessor for the period from January 1, 2016 to November 3, 2016	Successor Group since inception on July 26, 2016 to December 31, 2016	Unaudited pro forma consolidated Group for the year ended December 31, 2016 (1)	Successor Group for the year ended December 31, 2017	Successor Group for the year ended December 31, 2018 (3)	Successor Group for the year ended December 31, 2019 (4)

		(US$ in thousands, except per share and ADS amounts)

Revenue	88,518	18,767	107,285	128,893	172,276	334,855
Other income	-	-	-	5,460	-	-

Operating expenses:
Cost of revenue (5)	(638)	(469)	(1,107)	(3,969)	(20,009)	(73,991)
Personnel expenses including share-based remuneration	(35,493)	(5,972)	(41,465)	(42,134)	(34,683)	(61,029)
Marketing and distribution expense	-	-	(30,530)	(30,971)	(31,381)	(73,150)
Credit loss expense	-	-	866	(1,837)	678	(577)
Other changes in fair value of loans to customers	-	-	-	-	(528)	(54,302)
Depreciation and amortization	(9,586)	(3,082)	(16,712)	(16,604)	(12,694)	(18,933)
Other expenses	(42,486)	(19,032)	(25,754)	(26,536)	(28,359)	(32,210)
Restructuring costs	(3,911)	-	(3,911)	(3,240)	-	-
Total operating expenses	(92,113)	(28,555)	(118,613)	(124,114)	(126,975)	(314,192)
Operating profit (loss)	(3,595)	(9,788)	(11,328)	10,239	45,301	20,662

Share of net income (loss) of associates and joint ventures	(2,664)	(237)	(2,901)	(1,670)	(3,248)	(3,818)
Change in fair value of preferred shares in associates	-	-	-	-	-	37,900

	2016			2017	2018	2019
	Predecessor for the period from January 1, 2016 to November 3, 2016	Successor Group since inception on July 26, 2016 to December 31, 2016	Unaudited pro forma consolidated Group for the year ended December 31, 2016 (1)	Successor Group for the year ended December 31, 2017	Successor Group for the year ended December 31, 2018 (3)	Successor Group for the year ended December 31, 2019 (4)

		(US$ in thousands, except per share and ADS amounts)

Net finance income (expense):
Finance income	-	37	37	1,054	1,637	10,530
Finance expense	(1,378)	(24)	(1,402)	(238)	(1,695)	(1,505)
Net foreign exchange gain (loss)	(1,212)	212	(1,000)	(1,881)	(354)	(269)
Net finance income (expense)	(2,590)	225	(2,365)	(1,065)	(412)	8,756
Net income (loss) before income taxes	(8,849)	(9,800)	(16,594)	7,504	41,641	63,500
Income tax (expense) benefit	743	2,096	3,850	(1,440)	(6,481)	(5,602)
Net income (loss)	(8,106)	(7,704)	(12,744)	6,064	35,160	57,899

Basic and diluted income (loss) per share
Basic, US$	(0.04)	(0.04)	(0.07)	0.03	0.17	0.26
Diluted, US$	(0.04)	(0.04)	(0.07)	0.03	0.17	0.25

Basic and diluted income (loss) per ADS
Basic, US$	(0.09)	(0.08)	(0.13)	0.06	0.35	0.52
Diluted, US$	(0.09)	(0.08)	(0.13)	0.06	0.34	0.51

Non-IFRS Financial Measures
Adjusted EBITDA (2)	10,816	(6,706)	10,210	34,119	65,794	45,523
Adjusted net income (loss) (2)	(7,229)	(8,264)	(9,226)	17,796	46,136	67,635

(1)

Including pro forma adjustments. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Unaudited Pro Forma Consolidated Financial Information” in our 2018 Form 20-F filed with the SEC on April 17, 2019.

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

(3)	Effective January 1, 2018, we adopted IFRS 9 and IFRS 15.

(4)	Effective January 1, 2019, we adopted IFRS 16. The impact of adopting this standard is described in Note 3 to our consolidated financial statements included elsewhere in this annual report.

(5)	Certain expenses in the comparative periods have been reclassified as Cost of revenue. See Note 7 to our consolidated financial statements included elsewhere in this annual report for more details.

Summary Consolidated Statement of Financial Position

	As of December 31,
	2016	2017	2018	2019
	(US$ in thousands)
Selected Consolidated Statement of Financial Position Data:
Total non-current assets	561,511	561,989	587,213	642,293
Intangible assets	124,536	118,620	115,444	110,807
Investments in associates and joint ventures	1,043	5,517	35,060	76,300
Total current assets	78,967	74,311	238,090	418,327
Loans to customers	-	-	3,092	93,115
Cash and cash equivalents	34,181	33,207	177,873	139,487
Marketable securities	-	-	1,165	42,146
Total cash, cash equivalents, and marketable securities	34,181	33,207	179,038	181,633
Total assets	640,479	636,300	825,303	1.060,620
Total equity	568,197	583,503	775,460	912,206
Total non-current liabilities	19,010	15,947	15,841	19,844
Total current liabilities	53,272	36,850	34,002	128,570
Total liabilities	72,282	52,797	49,843	148,414
Total equity and liabilities	640,479	636,300	825,303	1.060,620

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

The size and engagement level of our user base are critical to our success. Our business and financial performance have been and will continue to be significantly affected by our success in adding, retaining and engaging active users. We continue to invest significant resources to grow our user base and increase user engagement, whether through innovations, providing new or improved content or services, marketing efforts or other means. While our user base has expanded significantly in the last three years, we cannot assure you that our user base and engagement levels will continue growing at satisfactory rates, or at all. Our user growth and engagement could be adversely affected if:

•	we fail to maintain the popularity of our platforms among users;

•	we are unable to continue to develop products that work with a variety of mobile operating systems, networks and smartphones;

•	we are unable to maintain the quality of our existing content and services;

•	we are unsuccessful in innovating or introducing new, best-in-class content and services;

•	we fail to adapt to changes in user preferences, market trends or advancements in technology;

•	our partners who provide content to Opera News and our other platform applications do not create content that is engaging, useful, or relevant to users;

•	our partners who provide content to Opera News and our other platform applications decide not to renew agreements or not to devote their resources to creating engaging content;

•	our global distribution partners decide not to distribute our software on their products or platforms;

•	we fail to provide adequate service to users or partners;

•	technical or other problems prevent us from delivering our content or services in a timely and reliable manner or otherwise affect the user experience;

•	there are user concerns related to privacy, safety, fund security or other factors;

•	there are adverse changes to our platforms that are mandated by, or that we elect to make to address, legislation, regulation or litigation, including settlements or consent decrees;

•	we fail to maintain the brand image of our platforms or our reputation is damaged; or

•	there are unexpected changes to the demographic trends or economic development in the markets that we compete in.

Our efforts to avoid or address any of these events could require us to incur substantial expenditures to modify or adapt our content, services or platforms. If we fail to retain or continue growing our user base, or if our users reduce their engagement with our platforms, our business, financial condition and results of operations could be materially and adversely affected.

We face intense competition in a number of spaces and industries and if we do not continue to innovate and provide products and services that meet the needs of our users, we may not remain competitive.

We face intense competition in all of the products and services we offer. In the browser space, we generally compete with other global browser developers, including Google (Chrome browser), Apple (Safari browser) and Microsoft (Internet Explorer and Edge browsers) and with other regional internet companies that have strong positions in particular countries. In the content space, we have faced significant competition from other internet companies promoting their own content products and services globally, including Google and Apple, and traditional media such as local and global newspapers and magazines. In addition, we compete with all major internet companies for user attention and advertising spend. Moreover, in emerging international markets, where mobile devices often lack large storage capabilities, we may compete with other applications for the limited space available on a user’s mobile device. As we introduce new products, as our existing products evolve, or as other companies introduce new products and services, we may become subject to additional competition. For example, in 2018, we launched the Opera News App, our first standalone AI-powered news-publishing app and we entered the fintech business with the acquisition of OKash. For details relating to the increasing competition we may face in our fintech operations, see “--As we expand our fintech business operation, we may face increasing competition from local and international competitors, and if we do not compete effectively, our operating results could be materially and adversely affected.” While we view our new products as an extension of Opera’s mobile product portfolio, adding new products and services subjects us to additional competition and new competitors.

Many of our current and potential competitors have significantly greater resources and broader global recognition and occupy better competitive positions in certain markets than we do. These factors may allow our competitors to respond to new or emerging technologies and changes in market requirements better than we can. Our competitors may also develop products, features or services that are similar to ours or that achieve greater market acceptance. These products, features and services may undertake more far-reaching and successful product development efforts or marketing campaigns, or may adopt more aggressive pricing policies. In addition, our partners may use information that we share with them to develop or work with competitors to develop products or features that compete with us. Certain competitors, including Apple, Microsoft and Google, could use strong or dominant positions in one or more markets to gain competitive advantages against us in areas where we operate, including by:

•	integrating competing features into products they control such as web browsers or mobile device operating systems;

•	making acquisitions for similar or complementary products or services; or

•	impeding Opera’s accessibility and usability by modifying or imposing use restrictions on existing hardware and software on which the Opera application operates or upon which it depends.

As a result, our competitors may acquire and engage users at the expense of our user growth or engagement, which may seriously harm our business.

We believe that our ability to compete effectively depends on many factors, many of which are beyond our control, including:

•	the usefulness, novelty, performance and reliability of our products compared to our competitors;

•	the size and demographics of our MAUs;

•	the timing and market acceptance of our products, including developments and enhancements of our competitors’ products;

•	our ability to monetize our products;

•	the effectiveness of our marketing and distribution teams;

•	our ability to establish and maintain partners’ interest in using Opera;

•	the frequency, relative prominence and type of advertisements displayed on our applications or by our competitors;

•	the effectiveness of our customer service and support efforts;

•	the effectiveness of our marketing activities;

•	changes as a result of legislation, regulatory authorities or litigation, including settlements and consent decrees, some of which may have a disproportionate effect on us;

•	acquisitions or consolidation within the industries in which we operate;

•	our ability to attract, retain and motivate talented employees, particularly engineers and sales personnel;

•	our ability to cost-effectively manage and scale our rapidly growing operations; and

•	our reputation and brand strength relative to our competitors.

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

The markets where we operate are diverse and fragmented, with varying levels of economic and infrastructure development and distinct legal and regulatory systems, and do not operate seamlessly across borders as a single or common market. Managing our growing businesses across these emerging markets requires considerable management attention and resources. Entering into new markets also involves various legal and regulatory risks and requires us to obtain various licenses and permits. We cannot assure you that we will be able to maintain, renew or obtain such licenses or permits on commercially reasonable terms or at all. We may incur additional compliance costs and may be subject to regulatory action or be ordered to cease our operations in certain markets if we fail to maintain, renew or obtain any material license or permit. Should we choose to expand into additional markets, these complexities and challenges could further increase. Because each market presents its own unique challenges, the scalability of our business is dependent on our ability to tailor our content and services to this diversity.

Our growing multi-market operations also require that we incur certain additional costs, including costs relating to staffing, logistics, intellectual property protection, tariffs and other trade barriers. Moreover, we may become subject to risks associated with:

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

We may not be able to expand our fintech business effectively and successfully.

In December 2018, we acquired a fintech business that had already launched in Kenya. We have since grown this business in Kenya and later in Nigeria and India. This app-based microfinance service offers instant microcredit to approved borrowers under “OKash” and other local brands. In 2019, revenue from our microfinance business was US$128.4 million, representing 38.3% of our total revenue. We have limited experience in most aspects of the operation of our microfinance business, which makes it difficult to evaluate our future prospects. Failure to manage or grow our fintech business may have material adverse effects on our overall financial position and results of operations.

We bear the credit risk of our borrowers. As we carry out our plans to expand our microfinance business and offer new loan products to an expanding borrower base, we may not be able to effectively manage the credit risks associated with the fintech business. Furthermore, we are subject to the risk of fraudulent activity associated with borrowers and parties handling borrower information. In addition, our business is subject to credit cycles associated with the volatility of the general economy in the markets in which we operate our fintech business, which are generally developing markets and could be impacted by a wide array of factors including commodity prices, political instability or health crises. If economic conditions deteriorate, we may face an increased risk of default or borrower delinquency, which will result in lower returns or losses.

In order to maintain and increase the amount of loans we extend to borrowers, we must continue to offer competitive products and broaden our prospective borrower base, which may be affected by several factors, including our brand recognition and reputation, the financing fee rate charged, credit terms offered and our efficiency in engaging prospective borrowers. New product offerings may not be received favorably by consumers which may impact both our reputation and the strength of our brand. If we fail to promote our loan products and brand in an effective and cost-efficient ways, our business and results of operations may be harmed. As we expand our fintech business to new markets, we may not be able to effectively navigate regulatory rules in new regions and we may have to incur increasing expenses to establish our brand, attract new borrowers and comply with local laws and regulations. In addition, we currently utilize our own capital to fund loans, which limits our ability to scale our microfinance business. We may require external funding to fund and expand our microfinance business, which may not be available on terms that will allow us to extend loans to customers at a competitive rate or at all. Moreover, we plan to expand our fintech business beyond microfinance and we may not be successful due to our limited experience in those areas, which could impact our financial results.

As we expand our fintech business operation, we may face increasing competition from local and international competitors.

In 2019, we scaled our microfinance business in Kenya and further expanded our footprint to India. The financial service industry in these two countries are relatively new, evolving and highly competitive. Our competitors may operate different business models, have different cost structures or participate selectively in different market segments. They may ultimately prove more successful or more adaptable to consumer demand and new regulatory, technological and other developments. Some of our current and potential competitors have significantly more financial, technical, marketing and other resources than we do and may be able to devote greater resources to the development, promotion, sale and support of their product and service offerings. Our competitors may also have longer operating history, more extensive borrower bases or funding sources, greater brand recognition and brand loyalty and broader relationships with funding partners than us. Additionally, a current or potential competitor may acquire, or form a strategic alliance with, one or more of our competitors. Our competitors may be better at developing new products, offering more attractive fees, responding more quickly to new technologies and undertaking more extensive and effective marketing campaigns. Furthermore, in light of the low barriers to entry in the fintech and microlending industry, more players may enter this market and increase the level of competition. We anticipate that more established internet, technology and financial services companies that possess large, existing user bases, substantial financial resources and established distribution channels may also enter the market in the future. In response to competition and in order to grow or maintain the amount of transactions facilitated to borrowers, we may have to offer lower initiation fees, which could materially and adversely affect our business and results of operations. If we are unable to compete with such companies and meet the need for innovation in our industry, the demand for our credit products could stagnate or substantially decline, which could harm our business and results of operations.

A small number of business partners contribute a significant portion of our revenues.

A small number of business partners contribute a significant portion of our revenues, and we have been continuously working on diversifying our partner base, and have seen a decrease in revenue concentration. Our largest business partner, Google contributed approximately 22.3% of our revenues in 2019, compared to 39.4% in 2018, and 43.2% in 2017. Although we continue to diversify our partner base, we cannot assure you that a limited number of partners will not continue to contribute a significant portion of our revenues for the near future. Consequently, any of the following events may materially and adversely impact our business, results of operations and growth prospects:

•	reduction, delay or cancellation of services by our large search partners;

•	failure by one or more of our large search partners to pay for our services; or

•	loss of one or more of our significant search customers and any failure to identify and acquire additional or replacement partners.

In addition, in 2019, 69.5% of our revenues were generated from customers and monetization partners domiciled in four geographic markets, with 29.4%, 24.4%, 10.5% and 5.2% from India, Ireland, Kenya and Russia respectively. During 2018, 54.7% of our revenues were generated from monetization partners domiciled in two geographic markets, with 44.6% and 10.1% from Ireland and Russia, respectively. During 2017, our monetization partners domiciled in Ireland and Russia contributed 49.0% and 14.2% of our revenues, respectively. This geographic concentration is not necessarily an indication of where user activity occurs as our end users are located across the world, but is affected by the geographic concentration of domicile among certain of our primary monetization partners. We are especially exposed to risks related to the economic conditions, regional specific legislation and tax law of the identified countries.

We rely on our users’ searches on Opera browsers for a substantial portion of our revenues.

We share in the revenue generated by search partners when our users conduct searches initiated within the URL bar or search boxes embedded in our PC and mobile browsers. Revenue generated from search partners accounted for 52.9%, 46.6% and 25.7% of our total revenue in 2017, 2018 and 2019, respectively. The revenue sharing and fee arrangements with these search partners are subject to change. If our search partners reduce or discontinue their advertising spending with us, we fail to attract new search or advertising partners, our search partners see reduced monetization or the fees we receive for the traffic we refer to our search partners significantly decrease, our business, financial condition and results of operations could be materially and adversely affected.

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

We also have existing, and hope to develop additional, relationships with mobile device manufacturers for pre-installation of our browsers and standalone news app. If we are unable to maintain and expand such relationships, the quality and reach of delivery of our services will be adversely affected, and it may also be difficult for us to maintain and expand our user base and enhance awareness of our brand. In addition, our competitors may establish the same relationships that we have, which would diminish any advantage we might otherwise gain from these relationships.

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

We collect certain user profile, user location and other data from our users in order to better understand our users and their needs and to support our AI-powered content discovery and recommendation platform and big data analytical capabilities for more targeted services such as personalized news, videos and other online content recommendations. We also collect certain data from users of our fintech products for credit scoring and money transfer purposes. Concerns about the collection, use, disclosure or security of personal information and data or other privacy-related matters, even if unfounded, could damage our reputation, cause us to lose users and subject us to regulatory investigations, all of which may adversely affect our business. While we strive to comply with applicable data protection laws and regulations, as well as our privacy policies pursuant to our terms of use and other obligations we may have with respect to privacy and data protection, any failure or perceived failure to comply with these laws, regulations or policies may result, and in some cases have resulted, in inquiries and other proceedings or actions against us by government agencies or others, as well as negative publicity and damage to our reputation and brands, each of which could cause us to lose users and have an adverse effect on our business and operating results. The confidential information we collect, store and process may make us an attractive target and potentially vulnerable to cyber-attacks, computer virus, physical or electronic break-ins or similar disruptions.

Any actual or perceived systems failure or compromise of our security that results in the unauthorized access to or release of the data of our users because of third-party action, employee error, malfeasance or otherwise, or if design flaws in our technology infrastructure are exposed and exploited, could significantly reduce our users’ willingness to use our services, as well as harm our reputation and brands. We expect to continue expending significant resources to protect against security breaches. The risk that these types of events could seriously harm our business is likely to increase as we expand the number of services we offer and increase the size of our user base.

We are exposed to cyber-attacks, data breaches, internal employee and other insider misconduct, computer viruses, physical and electronic break-ins and similar disruptions that may adversely impact our ability to protect the confidential information of our users and borrowers.

We collect, store and process certain personal and other sensitive data from our users during our daily business operations. For example, for our fintech business, we collect our users’ personal information for credit assessment and money transfer purposes. The external service providers on which we rely for credit assessment, loan distribution, and payment collection also collect and store information and data of our users. The data that we have processed and stored makes us and our external service providers a target and potentially vulnerable to cyber-attacks, computer viruses, physical or electronic break-ins or similar disruptions.

While we have taken measures to protect the confidential information that we have access to, our security measures could be breached. Moreover, the techniques used to obtain unauthorized, improper or illegal access to our and our external service providers’ systems, our data or customers’ data, disable or degrade service, or sabotage systems are constantly evolving, may be difficult to detect quickly, and often are not recognized until after they have been launched against a target. Unauthorized parties can and have attempted to gain access to our systems and facilities through various means, including, among others, hacking into the systems or facilities of us or our partners or customers, or attempting to fraudulently induce our employees, partners, customers or others into disclosing user names, passwords, or other sensitive information, which may in turn be used to access our information technology systems. Certain efforts may be state-sponsored and supported by significant financial and technological resources, making them even more difficult to detect. Computer malware, viruses and hacking, phishing and denial of service attacks by third parties have become more prevalent in our industry, and have occurred on our systems in the past and may occur on our systems in the future. Although to date we have not suffered material costs or disruption to our business caused by any such incident, any future security breach could have a material adverse impact on our relationships with our borrowers and our reputation, business operations and financial performance.

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

Our fintech business exposes us to credit risks.

We currently utilize our own capital to fund loans extended in our fintech business, and we therefore bear the credit risks of our borrowers. The delinquency rate of the loans we extend may increase in a manner that surpasses the benefits we derive, putting a significant portion of the funds that we lend at risk, which may adversely affect our financial position and results of operations. In the fourth quarter of 2019, our non-performing loans were 5.5% of our total loan value. We monitor our risk tolerance levels relating to microlending on a regular basis. Furthermore, we review the occurrence, progress and status of credit risks, and take appropriate actions to mitigate any adverse effects. However, we cannot assure you that our credit risk management measures could reduce risks we are exposed to or prevent repeated credit losses in a timely or effective manner or at all, which may adversely affect our financial position and results of operations. Additionally, we face risks from events outside of our direct control, including for example global pandemics, geo-political situations and rapid changes in economic environments, all of which could lead to increased credit risk.

Our move into the financial service industry has subjected us to complex, evolving and uncertain regulatory regimes in multiple jurisdictions.

The online microfinance markets in the countries where we operate are new and may not evolve as expected. The regulatory regimes in some of these countries with respect to the online microfinance industry are new and evolving, and interpretation and enforcement regimes are subject to significant uncertainties. We have expanded our footprint into the financial service industry in multiple jurisdictions. In 2019, we scaled our microfinance business in Kenya and further expanded our footprint to India. In January 2020, we completed the acquisition of the Estonian-based banking-as-a-service company Pocosys and announced an agreement subject to regulatory approval to further take over Pocopay, its sister company, which is a licensed payment institution regulated by the Estonian FSA that provides financial services in the European Union. These expansions have subjected us to complex regulatory regimes in multiple jurisdictions and increased our compliance burden. If our microfinance business is deemed not to comply with any laws and regulations, our business, financial condition and results of operation could be materially and adversely affected. As a result of our expansion into new jurisdictions, each with different regulatory compliance requirements, we have incurred new compliance costs, and if any of the relevant regulatory authorities, such as the Reserve Bank of India and the Estonian Financial Supervision Authority, introduce new regulations or impose greater restrictions on us, we may incur additional compliance costs. Other regulatory changes could require us to change our business model or processes in order to comply. We may also be subject to new taxes or cumbersome reporting obligations, which could be financially burdensome to us. If we fail to comply with any of the applicable regulations, we may be subject to monetary penalties, which would also affect our results of operations.

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

Our investments in companies, new businesses and new products, services and technologies are inherently risky and could disrupt our ongoing businesses.

We have invested and expect to continue to invest in promising companies, new businesses, products, services and technologies. For example, in November 2018 we invested in StarMaker, a fast-growing technology-driven social media company focused on music and entertainment, with a user base in emerging markets such as India, Indonesia and the Middle East. We have also invested in OPay a leading mobile wallet and payment services company in Nigeria. Such endeavors may involve significant risks and uncertainties. If our investee companies fail to carry out their businesses in compliance with applicable laws and regulations, incur excessive amounts of debt or go bankrupt, or the business operations decline, the fair value of our investment in these companies may deteriorate. Moreover, the general operational risks, such as inadequate or failing internal control of these investee companies, may also expose our investments to risks. Furthermore, changes to the valuation of these investees may also impact our financial results, depending on the way in which we account for our investment. For example, because we hold preferred shares in OPay, IFRS requires us to account for changes to the fair value of OPay under gain (loss) from associates and joint ventures, which in 2019 resulted in an increase in our net income of US$33.9 million. Should the fair value of OPay decrease in future years, our financial results will be adversely affected.

Likewise, we are subject to risks resulting from our investment and efforts in new businesses and new products. In December 2018, we acquired the “OKash” fintech business, a microcredit product which we believe is a new user-driven business opportunity that will benefit from our existing reach and scale in emerging markets. In 2019, we launched Opera Ads, our advertising solution targeting digital agencies, advertisers and brands to connect and engage directly with Opera users, and OList, an online marketplace and ecommerce platform in Nigeria. Due to these investments, we may be subject to uncertainties, including insufficient revenues from such investments or new products to offset any new liabilities assumed and expenses associated with these new investments, inadequate return of capital on our investments, distraction of management from current operations and unidentified issues not discovered in our due diligence of such strategies and offerings that could cause us to fail to realize the anticipated benefits of such investments and incur unanticipated liabilities. For example, as we carry out our plans to expand our microfinance business and offer new loan products to an expanding borrower base, we may not be able to effectively manage the credit risks associated with the microfinance business. The delinquency rate of the loans we extend may increase in a manner that surpasses the benefits we derive, putting a significant portion of the funds that we lend at risk, which may adversely affect our financial position and results of operations. Because these new ventures are inherently risky, no assurance can be given that such strategies and offerings will be successful and will not adversely affect our reputation, financial condition and operating results.

In addition, we invest certain excess cash in marketable securities in accordance with our investment policy. Our investments are subject to volatilities in the financial markets. We cannot guarantee that our investment portfolio will be safe or liquid or generate expected returns. Any failure to make these investments effectively could limit cash available for our business operation and expansion, result in financial losses and have a material adverse effect on our business, financial position, results of operation, and prospects.

We operate a platform that includes third parties over whose actions we have no control.

Our AI-powered content discovery platform integrates the services of third party content providers, and provides a platform for independent bloggers and journalists to publish their work. For example, our recently released Opera News Hub is a new online media platform which enables bloggers and content writers to gain more exposure. We cannot control the actions of these third parties and if they were to upload any content that may be deemed offensive, socially unacceptable or otherwise violates applicable laws in relevant jurisdictions, or they do not perform their functions to our satisfaction or the satisfaction of our users, even if we may not be legally responsible for their actions, it may damage the reputation of our platform. Likewise, if these third parties do not perform their functions in compliance with applicable law and with due respect for the legal rights of others, this also may damage the reputation of our platform or result in us incurring legal liabilities.

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

We rely upon third party channels and partners in distributing our products and services.

We rely upon a number of third parties for distribution of our products and services to end users. For example, we rely on mobile software application storefronts, including Apple’s App Store, various mobile manufacturer app stores (including those of Samsung, Huawei, Xiaomi and Oppo), and the Google Play Store, to enable users to download our mobile software applications, and on key mobile manufacturers to pre-install our mobile software applications on mobile phones prior to sale. The promotion, distribution and operation of our software applications are subject to the standard terms and conditions of these distribution channel providers, which may be broad, poorly tailored to local conditions, and subject to frequent unilateral changes and interpretation by the channel providers. If one or more channel providers halts the distribution of certain of our products and services on their platforms, as they have temporarily done in the past, our business may suffer. There is no guarantee that these distribution channel providers will distribute or continue to support or feature our product offerings. Furthermore, these channel providers may not enforce their standard terms and conditions for application developers consistently or uniformly across all applications and with all application developers, in part because such terms and conditions may not be practical or otherwise appropriate in certain markets. We will continue to be dependent on distribution channel providers, and any changes, bugs, technical or regulatory issues relating to such channel providers, our relationships with these channel providers, or the requirements or interpretation of their terms and conditions or pricing that is to our detriment could adversely impact our business. These may include any changes that degrade the functionality of our offerings, reduce or eliminate our ability to distribute our offerings, give preferential treatment to competitive products, limit our ability to deliver high quality offerings, or impose fees or other charges related to delivering our offerings. Further, if a channel provider believes that we have violated the terms and conditions of its platform, regardless of whether such terms and conditions have a legitimate basis or are practical in a given market, this could result in the channel provider restricting our ability to  use their services and adversely affect our product usage and monetization. Furthermore, if any of these distribution channel providers delivers unsatisfactory services, engages in fraudulent action, or is unable or refuses to continue to provide its services to us and our users for any reason, it may materially and adversely affect our business, financial condition and results of operations.

Our fintech business relies on a number of third party service providers, and a disruption or failure in services provided by these third parties could materially and adversely affect our business.

We rely on a number of external service providers for certain critical aspect of our fintech business, including credit assessing, loan distribution, payment receipt and payment collection. We rely on proprietary and third party licensed risk assessment technology in assessing the creditworthiness of our borrowers and the risks associated with loans. If internal or external components of such risk assessment technology is flawed or ineffective, or if we otherwise fail or are perceived to fail in managing the default risks of loans we extend, the delinquency rate of these loans may increase in a manner that surpasses the benefits we derive, putting a significant portion of the funds that we lend at risk, which may adversely affect our financial position and results of operations. In addition, if we cannot continue to obtain third party licensed risk assessment services, or if we cannot transition to another service provider in a timely manner or at all, our ability to assess credit risks of our borrowers could suffer, which may adversely affect our business operations. In addition, we also rely on mobile money and payment service providers to distribute loans and receive repayments, and call centers to collect payments. If our mobile money and payment service providers lose their regulatory licenses, become insolvent or lose market share to other forms of payment, or if call center operations we rely on are disrupted, our results of operation could be adversely affected. Furthermore, these third parties may breach their agreements with us or refuse to provide services or renew our existing agreement on commercially reasonable terms. If any of our third party service providers provides unsatisfactory services or fails to provide services at all, we may face business disruptions, customer complaints, reputational damage and/or financial and legal exposure, which may in turn harm our fintech business.

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

Mobile malware, viruses, hacking and phishing attacks, spamming and improper or illegal use of our products or services could seriously harm our business and reputation.

Mobile malware, viruses, hacking and phishing attacks have become more prevalent in our industry, have occurred on our systems in the past and may occur on our systems in the future. Because of our prominence, we believe that we are an attractive target for these sorts of attacks. In some of our businesses we rely on mobile money providers and payment processors to conclude transactions. Such suppliers may hold funds on our behalf and may themselves be attractive targets for these sorts of attacks. Although it is difficult to determine what, if any, harm may directly result from an interruption or attack, any failure to maintain performance, reliability, security and availability of our products and technical infrastructure to the satisfaction of our users may seriously harm our reputation and our ability to retain existing users and attract new users. If these activities increase on our platform, our reputation, user growth and engagement, and operational cost structure could be seriously harmed. Likewise, such failures with respect to our suppliers may harm our reputation or result in a financial loss.

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

We plan to continue expanding our business operations globally and translating our products into other languages. Opera is currently available in more than 50 languages, and we have offices in ten countries. We plan to enter new markets where we have limited or no experience in marketing, selling and deploying our products and services. If we fail to deploy or manage our operations in international markets successfully, our business may suffer. In the future, as our international operations increase, or more of our expenses are denominated in currencies other than the U.S. dollar or Euros, our operating results may become more sensitive to fluctuations in the exchange rates of the currencies in which we do business. In addition, we are subject to a variety of risks inherent in doing business internationally, including:

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

A certain degree of judgment is required in evaluating our tax positions and determining our provision for income taxes. In the ordinary course of business, there are many transactions and calculations for which the ultimate tax determination is uncertain. For example, our effective tax rate could be adversely affected by lower than anticipated earnings in markets where we have lower statutory rates and higher than anticipated earnings in markets where we have higher statutory rates, inability to fully utilize tax assets recognized on our balance sheet, by changes in foreign currency exchange rates or by changes in the relevant tax, accounting and other laws, regulations, principles and interpretations. Any of these factors could materially and adversely affect our financial position and results of operations.

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

As a public company in the United States, we are subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002 requires that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with this annual report. In connection with the preparation of this annual report, management concluded that our internal control over financial reporting as of December 31, 2019 was not effective due to the presence of the following control deficiencies that constitute material weaknesses in our internal control over financial reporting:

1.	We did not design and maintain effective internal control over certain accounting transactions. Specifically, we did not perform an appropriate risk assessment, design and implement appropriate controls including the monitoring of the effectiveness of those controls to ensure that accounting transactions were sufficiently analyzed and assessed against the requirements and to analyze complex accounting matters, including the timely preparation and review of contemporaneous documentation. We have introduced appropriately qualified accounting personnel however there was insufficient time to allow them to appropriately identify and implement robust controls prior December 31, 2019.

2.	We did not perform an appropriate risk assessment in identifying specific risks with microlending businesses across several countries being operated in, and thereafter design and implement controls including monitor such controls in terms of oversight. Our process to evaluate the competence and expertise necessary to support the growth and complexity of the business, its financial reporting, and response to address shortcomings was not sufficiently implemented during 2019. As a result, we did not have a sufficient number of adequately trained personnel within the organization with assigned responsibility and accountability for the design, effective operation, and documentation of internal control over financial reporting.

Although we are in the process of taking remedial measures to secure the resources necessary to fully implement our framework of internal controls, we cannot assure you that these material weaknesses will be cured in a timely manner. See “Item 15. Controls and Procedures—Management’s Annual Report on Internal Control over Financial Reporting.”

Moreover, during the course of documenting and testing our internal control procedures in order to satisfy the requirements of Section 404, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

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

Our goodwill and intangible assets totaled US$421.6 million and US$110.8 million, respectively, as of December 31, 2019. We did not incur any impairment charges with respect to these long-lived assets in 2017, 2018 and 2019. We also had US$26.1 million of furniture, fixtures and equipment as of December 31, 2019. In accordance with applicable accounting standards, goodwill and intangible assets that are not amortized are subject to assessment for impairment by applying a fair value or value in use based test annually, and also when certain circumstances warrant, such as when our market capitalization falls below the book value of our equity. In addition to this indication of impairment, goodwill, intangible assets and furniture, fixtures and equipment are subject to assessment for impairment if there are other indicators of impairment, including:

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

Moreover, as a public company we have an elevated public profile, which may result in increased litigation and public awareness of such litigation. There is substantial uncertainty regarding the scope and application of many of the laws and regulations to which we are subject, which increases the risk that we will be subject to claims alleging violations of those laws and regulations. Many of these laws and regulations are subject to change and uncertain interpretation, and could result in investigations, claims, changes to our business practices, increased cost of operations and declines in our user base, retention or engagement, any of which could seriously harm our business. In the future, we may also be accused of having, or be found to have, infringed or violated third party intellectual property rights.

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

We cannot be certain that the products, services and intellectual property used in the ordinary course of our business do not or will not infringe valid patents, copyrights or other intellectual property rights held by third parties. We operate platforms which third party content providers may use to distribute their content, and we cannot assure you that such content providers have sufficient rights in the content they distribute via our platforms. We currently are, and may in the future be, subject to claims or legal proceedings relating to the intellectual property of others in the ordinary course of our business and may in the future be required to pay damages or to agree to restrict our activities. In particular, if we are found to have violated the intellectual property rights of others, we may be enjoined from using such intellectual property, may be ordered to pay damages and may incur licensing fees or be forced to develop alternatives. We may incur substantial expense in defending against third party infringement claims, regardless of their merit. Successful infringement claims against us may result in substantial monetary liability or may materially disrupt the conduct of our business by restricting or prohibiting our use of the intellectual property in question.

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

We are subject to seasonality and other fluctuations in our business. Revenues from our e-commerce and travel partners are typically affected by seasonality due to various holidays that may result in higher than usual e-commerce transactions and travel-related activities, and similar seasonal trends may affect revenues from our search partners. We may not yet have sufficient historical information to accurately anticipate seasonal or other fluctuations in our newer business areas.

Our corporate actions are substantially controlled by our chairman and chief executive officer, Mr. Yahui Zhou, who has the ability to control or exert significant influence over important corporate matters that require approval of shareholders, which may deprive you of an opportunity to receive a premium for your ADSs and materially reduce the value of your investment.

As of the date of this annual report, Mr. Yahui Zhou, our chairman of the board and chief executive officer, beneficially owned 26.4% of the ordinary shares issued and outstanding and may be in a position to effectively control 60.16% of the voting power. As a result, Mr. Yahui Zhou has the ability to control or exert significant influence over important corporate matters and investors may be prevented from affecting important corporate matters involving our company that require approval of shareholders, including:

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

In the future, we may be the target of anti-competitive, harassing, or other detrimental conduct by third parties. Allegations, directly or indirectly against us or any of our executive officers, may be posted in internet chatrooms or on blogs or websites by anyone, whether or not related to us, on an anonymous basis. The availability of information on social media platforms and devices is virtually immediate, as is its impact. Social media platforms and devices immediately publish the content their subscribers and participants post, often without filters or checks on the accuracy of the content posted. Information posted may be inaccurate and adverse to us, and it may harm our business, prospects or financial performance. The harm may be immediate without affording us an opportunity for redress or correction. In addition, such conduct may include complaints, anonymous or otherwise, to regulatory agencies. We have been and may again in the future be subject to regulatory investigations as a result of such third party conduct and may be required to expend significant time and incur substantial costs to address such third party conduct, and there is no assurance that we will be able to conclusively refute each of the allegations within a reasonable period of time, or at all. Additionally, our reputation could be harmed as a result of the public dissemination of anonymous allegations or malicious statements about our business, which in turn may cause us to lose users and customers and adversely affect the price of our ADSs.

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

We report our financial statements under IFRS. There have been and there may in the future be certain significant differences between IFRS and U.S. generally accepted accounting principles, or U.S. GAAP, including but not limited to differences related to revenue recognition, share-based compensation expense, income tax, impairment of long-lived assets and earnings per share. As a result, our financial information and reported earnings for historical or future periods could be significantly different if they were prepared in accordance with U.S. GAAP. As a result, you may not be able to meaningfully compare our financial statements under IFRS with those companies that prepare financial statements under U.S. GAAP.

We face risks related to natural disasters, health epidemics or terrorist attacks, which could significantly disrupt our operations.

Our business could be adversely affected by natural disasters, such as earthquakes, floods, landslides, tsunamis, outbreaks of health epidemics such as an outbreak of avian influenza, severe acute respiratory syndrome, Zika virus, Ebola virus or the outbreak of coronavirus (COVID-19), as well as terrorist attacks, other acts of violence or war or social instability. If any of these occurs, we may be required to temporarily or permanently close and our business operations may be suspended or terminated. For example, the outbreak of COVID-19 spread rapidly throughout China and to over 100 countries throughout the world. On January 30, 2020, the International Health Regulations Emergency Committee of the World Health Organization declared the outbreak a “Public Health Emergency of International Concern (PHEIC)”, and later on March 11, 2020 a global pandemic. Our office operations in the PRC, Poland, Norway, Nigeria, Kenya, India and other countries have been disrupted to an extent by local restrictions in such locations, and the duration and effects of such restrictions are not fully apparent at present. However, our microfinance business is heavily dependent on call center staff for customer service and collections so we have meaningfully scaled back lending activities. Moreover, the COVID-19 pandemic may also result in a slow-down in advertising markets which would in turn affect our revenues from advertising and search partners. In the event that COVID-19 spreads to other countries in which we operate, additional disruption may occur. Moreover, if any of our employees contract or are suspected of having contracted COVID-19, these employees will be required to be quarantined and they could infect other of our employees potentially resulting in severe disruption to our business. Thus, our operating results in one or more future quarters or years may fluctuate substantially or fall below the expectations of securities analysts and investors. In such event, the trading price of our ADSs may fluctuate significantly. If the outbreak persists, the global economy may be severely harmed and disrupted, which could adversely affect our results of operation.

Fluctuations in foreign currency exchange rates will affect our financial results, which we report in U.S. Dollars.

We operate in multiple jurisdictions, which exposes us to the effects of fluctuations in currency exchange rates. We earn revenue denominated in U.S. Dollars, Euros, Russian Rubles, Norwegian Krone, Indonesian Rupiah, Japanese Yen, Singapore Dollars, Kenyan Shillings, Chinese Yuan, South African Rand, Indian Rupees and Nigerian Naira, among other currencies. We generally incur expenses for employee compensation and other expenses in the local currencies in the jurisdictions in which we operate. Fluctuations in the exchange rates between the various currencies that we use could result in expenses being higher and revenue being lower than would be the case if exchange rates were stable. We cannot assure you that movements in foreign currency exchange rates will not have a material adverse effect on our results of operations in future periods. We do not generally enter into hedging contracts to limit our exposure to fluctuations in the value of the currencies that our businesses use. Furthermore, the substantial majority of our revenue is earned in emerging markets currencies. Because fluctuations in the value of emerging markets currencies are not necessarily correlated, there can be no assurance that our results of operations will not be adversely affected by such volatility.

Risks Related to Our ADSs

The trading price of ADSs has been and may continue to be volatile, which could result in substantial losses to investors.

The trading price of ADSs can be volatile and fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors such as but not limited to concerns over the health of the global economy, geopolitical concerns, and the outbreak and spread of the COVID-19 global pandemic.

In addition to market and industry factors, the price and trading volume for the ADSs may be highly volatile for factors specific to our own operations, including the following:

•	variations in our quarterly or annual revenue, earnings and cash flow;

•	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;

•	announcements of new products, services and expansions by us or our competitors;

•	changes in financial estimates by securities analysts;

•	detrimental adverse publicity about us, our platforms or our industries;

•	additions or departures of key personnel;

•	short seller reports that make allegations against us or our affiliates, even if unfounded;

•	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;

•	potential litigation or regulatory investigations: and

•	other risk factors mentioned in this annual report.

Any of these factors may result in large and sudden changes in the volume and price at which the ADSs will trade.

In the past, class action lawyers have often sought to bring securities class action suits against those companies following periods of instability in the market price of their securities. We have been named in Brown v. Opera Limited, et al., in the Southern District of New York following a period of instability brought on by the published report of a short seller. See the “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Legal and Administrative Proceedings”. This or other class action suits may divert a significant amount of our management’s attention and other resources from our business and operations and may require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

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

As of the date of this annual report, Mr. Zhou beneficially owns 26.4% of our total issued and outstanding ordinary shares and may be in a position to effectively control 60.16% of the total voting power. As a result, Mr. Zhou has substantial influence over our business, including significant corporate actions such as mergers, consolidations, sales of all or substantially all of our assets, election of directors and other significant corporate actions.

Mr. Zhou may take actions that are not aligned with the interests of our other shareholders and may render new investors unable to influence significant corporate decisions. We have in the past, and likely will continue to enter into related party transactions involving entities directly or indirectly controlled by Mr. Zhou. See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions” for details. Such related party transactions, while reviewed and approved by our Board's Audit Committee consisting solely of independent Directors, may indirectly benefit Mr. Zhou personally, by virtue of his interest in the related party. Furthermore, Mr. Zhou’s substantial influence over our company and such concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of the ADSs. These actions may be taken even if they are opposed by our other shareholders. In addition, the significant concentration of share ownership may adversely affect the trading price of the ADSs due to investors’ perception that conflicts of interest may exist or arise. For more information regarding our principal shareholders and their affiliated entities, see “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

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

If a United States person is treated as owning at least 10% of our ADSs or ordinary shares, such person may be subject to adverse United States federal income tax consequences.

If a United States person is treated as owning (directly, indirectly or constructively) at least 10% of the value or voting power of our ADSs or ordinary shares, such person may be treated as a “United States shareholder” with respect to each “controlled foreign corporation,” or CFC, in our group. Because our group includes one or more United States subsidiaries, that are corporations for United States federal income tax purposes, we could be treated as a CFC and certain of our non-United States subsidiary corporations could be treated as CFCs (regardless of whether or not we are treated as a CFC).

A United States shareholder of a CFC may be required to annually report and include in its United States taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income” and investments in United States property by CFCs, whether or not we make any distributions. An individual that is a United States shareholder with respect to a CFC generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a United States corporation. A failure to comply with these reporting obligations may subject a United States shareholder to significant monetary penalties and may prevent starting of the statute of limitations with respect to such shareholder’s United States federal income tax return for the year for which reporting was due. We do not intend to monitor whether we are or any of our non-United States subsidiaries is treated as a CFC or whether any investor is treated as a United States shareholder with respect to us or any of our CFC subsidiaries or to furnish to any United States shareholders information that may be necessary to comply with the aforementioned reporting and tax paying obligations. A United States investor should consult its own advisor regarding the potential application of these rules in its particular circumstances.

If we are a passive foreign investment company for United States federal income tax purposes for any taxable year, United States holders of ADSs or ordinary shares could be subject to adverse United States federal income tax consequences.

We will be a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year if either (i) at least 75% of our gross income for such year is passive income or (ii) at least 50% of the value of our assets (generally based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income. A separate determination must be made after the close of each taxable year as to whether we are a PFIC for that year. Based on the market price of our ADSs, the value of our assets and the composition of our income and assets, we do not believe that we were a PFIC for United States federal income tax purposes for our taxable year ended December 31, 2019, although there can be no assurances in this regard. Moreover, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you that the United States Internal Revenue Service, or the IRS, will not take a contrary position to any determination we make.

Changes in the composition of our income or composition of our assets, including as a result of our investment in new businesses, products, services and technologies, may cause us to be or become a PFIC. In addition, the determination of whether we will be a PFIC for any taxable year may depend in part upon the value of our goodwill and other unbooked intangibles not reflected on our balance sheet (which may depend upon the market price of our ADSs or ordinary shares from time to time, which may fluctuate significantly) and also may be affected by how, and how quickly, we spend our liquid assets and the cash we generate from our operations and raise in any offering. In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our market capitalization. Among other matters, if our market capitalization declines, we may be or become a PFIC for the current or future taxable years because our liquid assets and cash (which are for this purpose considered assets that produce passive income) may then represent a greater percentage of our overall assets. Further, while we believe our classification methodology and valuation approach are reasonable, it is possible that the IRS may challenge our classification or valuation of our goodwill and other unbooked intangibles, which may result in our being or becoming a PFIC for our taxable year ended December 31, 2019, the current taxable year or one or more future taxable years.

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

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Law (2020 Revision) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties owed to us by our directors under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (save for our memorandum and articles of association) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder resolution or to solicit proxies from other shareholders in connection with a proxy contest.

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

As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices for corporate governance matters that differ significantly from the Nasdaq corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the corporate governance listing standards.

As a Cayman Islands exempted company listed on the Nasdaq, we are subject to Nasdaq corporate governance listing standards which permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. For instance, we are not required to: (i) have a majority of the board be independent; (ii) have a compensation committee consisting entirely of independent directors; or (iii) have regularly scheduled executive sessions with only independent directors each year. We rely on certain corporate governance exemptions as described in Item 16G (Corporate Governance) of this annual report. To the extent we choose to follow home country practice in the future, our shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers.

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

As a public company, we are subject to the reporting requirements of the Exchange Act, the U.S. Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, the Dodd-Frank Act and the listing standards of Nasdaq as applicable to a foreign private issuer, which are different in some material respects from those required for a U.S. public company. We expect that the requirements of these rules and regulations will increase our legal, accounting and financial compliance costs, make some activities more difficult, time consuming and costly, and place significant strain on our personnel, systems and resources. See “—Risks Related to Our Business and Industry — If we fail to implement and maintain effective internal control over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud.” As a result of disclosure of information in this annual report and in filings required of a public company, our business and financial condition will become more visible, which we believe may result in threatened or actual litigation, including by competitors, shareholders or third parties. If such claims are successful, our business and operating results could be harmed, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and harm our business and operating results.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

We trace our history back to 1996 and the launch of the first version of our “Opera” branded browser software. We have since been a pioneer in redefining the web browsing experience, providing personalized content discovery platforms and offering fintech and transactional services for hundreds of millions of global internet users.

Opera Limited is an exempted company with limited liability incorporated in March 2018 in the Cayman Islands. We conduct our business mainly through our operating companies, including in particular Opera Norway AS, a private limited liability company incorporated under the laws of Norway. We acquired Opera Norway AS and its subsidiaries on November 3, 2016, from Otello Corporation ASA for a consideration of US$575.0 million, less working capital adjustments. This acquisition included the business of providing Opera’s mobile and PC web browsers, as well as certain related products and services.

We listed our ADSs on the Nasdaq Global Select Market under the symbol “OPRA” on July 27, 2018. One ADS corresponds to two underlying shares in Opera Limited. On August 9, 2018, we completed the initial public offering of 9,600,000 ADSs, and the underwriters exercised their over-allotment option on the same date for the purchase of an additional 334,672 ADSs. We also sold 9,999,998 shares, equivalent to 4,999,999 ADSs, in a concurrent private placement. Our pre-IPO shareholders held 190,250,000 shares, equivalent to 95,125,000 ADSs. Combined, following the IPO, Opera Limited had 220,119,342 shares outstanding, corresponding to 110,059,671 ADSs. On September 24, 2019, we completed a follow-on public offering of an additional 7,500,000 ADSs, and the underwriters later exercised their over-allotment option for the purchase of an additional 1,125,000 ADSs, which was completed on October 16, 2020. As of the date of this report, net of separately announced repurchases of our own shares and the exercise of employee equity grants, a total of 238,521,354 shares are outstanding, equivalent to 119,260,677 ADSs.

Our company is a holding company that does not have substantive operations. We conduct our principal activities through our subsidiaries. Our principal executive offices are located at Vitaminveien 4, 0485 Oslo, Norway. Our telephone number at this address is +47 23 69 24 00

B.	Business overview

Overview

Opera is a leading global internet brand with a large, engaged and growing base of over 350 million average monthly active users in 2019. Building on over 20 years of innovation, starting with our browser products, we are increasingly leveraging our brand as well as our massive and engaged user base in order to expand our offerings and our business. Today, we offer users across Europe, Africa and Asia a range of products and services that include our PC and mobile browsers, our AI-powered content platform Opera News, and our app-based fintech solutions as well as our emerging products such as classifieds. We have also recently initiated a project to provide European banking/payment services.

Opera launched one of the world’s first PC browsers in 1996 and introduced the world’s first full web browser for smartphones in 2002. Since then, Opera has remained an innovator in the browser space, launching features including tabbed browsing, data savings, PC/mobile sync, and numerous features focused on privacy and security, including ad blocking and a built-in VPN. Today, our browser products include Opera Mini, Opera for Android, Opera Touch, Opera for Computers and Opera GX, a separate PC browser tailored for gamers. These products averaged approximately 318 million average MAUs in 2019.

Opera News, our AI-driven content platform enabled by big data technologies, was launched in 2017 and was initially launched as part of our browser, leveraging our large user base and well-known brand in order to deliver a personalized and relevant content experience at scale. In early 2018, we launched a standalone Opera News app, which now also supports short-form video functionality. Today, Opera News is one of the most downloaded and used global news applications. In 2019, Opera News averaged 124 million MAUs, which included 37 million users from the Opera News app. Additionally, in 2019 Opera News launched Opera News Hub in its initial market of Nigeria. Opera News Hub enables local content creators to publish exclusive content on our platform, which has helped increase engagement on the service by increasing page views and time spent.

We rolled out our app-based microfinance service in late 2018, offering instant short-term microloans to approved borrowers under the “OKash” and other local brands, initially in Kenya and subsequently expanding to India and Nigeria (collectively referred to as “OKash”). Our apps are intended to simplify borrowing and provide a high-demand service due to convenience and ease-of-use. As we did with Opera News, we utilize our existing user engagement across our browser and news app in order to promote this product, enabling us to acquire users in a cost-efficient and scaled manner. Our service relies on our large repository of user behavior data as well as AI algorithms in order to credit-score potential borrowers, analyze the purpose of the loan as well as the repayment behavior of borrowers. Our microfinance service disbursed over 15 million short-term microloans in 2019, and millions of users are now logging into our app. In the future, we plan to expand our microfinance offerings to additional markets and broaden our fintech product offerings.

Opera Ads is our advertising solution targeting digital agencies, advertisers and brands to connect and engage directly with Opera users through both programmatic and traditional advertising solutions. Launched during the second quarter of 2019, Opera Ads is an important part of our monetization strategy aimed at growing our average revenue per user. Encouraged by its early success, we decided to expand Opera Ads beyond large advertisers to include a focus on small and medium sized enterprises. Specifically, we launched OLeads, a new online lead generation platform for small and medium sized enterprises in Nigeria to maximize their visibility through enabling their online presence.

In August 2019 we launched a classifieds product, OList, a free online marketplace and e-commerce platform in Nigeria, designed for individuals and corporate businesses to advertise, market, purchase or sell goods and services. OList is also focused on becoming heavily involved in several high value categories including real estate/rentals and used cars, where there is an opportunity for Opera to create transparent and robust marketplaces and to participate in, or facilitate, transactions.

As we have done with Opera News, OKash, Opera Ads, OList and OLeads, we intend to continue to leverage our brand as well as our large and engaged user base to launch additional consumer facing products in the future. In addition to our efforts around creating a robust classifieds marketplace and taking deeper measures in certain high-value verticals, we have announced our intention to launch fintech products that will be offered to our large user base in Europe.

Our Products and Users

Our products for users include (i) the web browsers Opera Mini, Opera for Android, Opera Touch, Opera for Computers and Opera GX, (ii) the standalone personalized news aggregation app Opera News and our emerging markets fintech apps, which includes microfinance and other capabilities, and (iii) the intelligent online marketing platforms Opera Ads, OList and OLeads. Our cloud-based technologies enable hundreds of millions of users to discover and interact with the content and services that matter most to them. The application of leading AI-powered technologies and advanced data analytics and the recommendation engine built into our browsers and news app, and other products and services, give our users a better, faster and more personalized online experience and enable advertisers to target relevant users in a more precise way.

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

First launched in 2006, Opera Mini is a mobile browser that provides a faster browser experience on practically any smartphone or feature phone. Through the application of advanced data compression and saving technologies, Opera Mini has enabled hundreds of millions of users around the world to access the internet through their mobile devices, providing a reliable browsing experience regardless of their network conditions. Opera Mini is a cloud-based browser that is fast to install and takes up very little space on a user’s mobile phone. When browsing with Opera Mini, the data traffic can go through Opera servers, which compress web pages, including text and images, towards only 10% of their original size, reducing the amount of data that needs to be sent over mobile networks that are often congested. Moreover, the reduced data traffic consumption provides users with a significantly lower data cost compared to the default browser found on their phones.

Launched in 2013, Opera for Android is our flagship Android smartphone browser. It comes with a full browser engine, based on the Chromium project, and a user-friendly interface designed to give users a fast browsing experience on high-end smartphones. Opera for Android is a powerful and feature-rich browser, and is optimized for mobile phones with larger screens and tablets. In December 2018, Opera for Android became the first browser to feature an integrated Crypto Wallet, making it easy to use Ethereum based cryptocurrencies and blockchain powered web applications. The browser also enables users to block annoying cookie dialogs, and in March 2019, the browser became the first major mobile browser to ship with an integrated VPN solution.

We launched our newest mobile browser, Opera Touch, in the second quarter of 2018 for Android and in the fourth quarter of 2018 for iOS. Opera Touch is designed for mobile phone users to use the browser with one hand while they are on the move. It is also designed to let users share content from Opera Touch to their other devices in a faster and easier fashion than with other mobile browsers. We believe Opera Touch is a great companion app for our PC browser. The Opera Touch browser has won both the Red Dot Award in Communication Design 2018 and the iF DESIGN AWARD 2019 for its unique design and usability. Opera Touch is today the only browser we offer for iOS that offers a rich feature set including a native ad-blocker, a Crypto Wallet and the Flow feature that enables users to continue browsing across their devices.

Our mobile browser users

Our mobile browser user base reached 251.9 million average MAUs in 2019, of which 189.9 million were smartphone users and 62 million were feature phone users. Our smartphone user base continues to grow throughout the world. The growth rate of our mobile browser user base has historically been strongest in regions where users had the greatest need for fast browsers on limited mobile networks, and often paid a relatively higher cost for data relative to their income. As a result, our mobile browsers have been very popular in Africa and South Asia. Further, we have seen organic mobile browser growth in Europe relating to the increase in users of Opera for Computers in the region.

Our PC browser: Opera for Computers and Opera GX

Opera for Computers is one of the most innovative and differentiated PC browsers on the market, catering to the high-end user segment that requires performance and features beyond those offered by the default system browsers on both Windows and macOS. Opera for Computers uses an Opera-tuned version of the Chromium browsing engine carefully optimized for performance metrics such as speed and laptop battery consumption. In addition, we provide users with unique features that are not found in other major web browsers, including a free, built-in VPN service that enhances user privacy and security, especially for laptops on public networks, subject to compliance with relevant local regulatory requirements. The browser also includes a battery-saving mode that can increase battery life by up to 50%, and a native ad block feature that increases page loading speeds by up to five times. Our PC browser makes it easier to shop online with built-in currency and foreign unit conversion, and makes communication easier by embedding social network services such as Facebook Messenger, WhatsApp, Telegram and VKontakte in the browser’s sidebar.

In the first quarter of 2019, we launched a redesigned PC browser codenamed R3, becoming the first PC browser with Web 3 support, powering a year-to-year PC browser MAU growth of 14% in a mature market.

Opera GX, which launched in the second quarter of 2019, is a PC web browser tailored for gamers. Opera GX allows PC gamers to customize and tune their browsers to improve their gaming experience. In September 2019, Opera GX won the Red Dot Award in the Interface and User Experience Design category. The product has grown rapidly with strong engagement, including reaching 1 million downloads approximately three months after launch.

Our PC browser users

We have a large and active global PC user base with 66.4 million average MAUs in 2019, reaching 67.6 million average MAUs in the fourth quarter of 2019, up 11% year-over-year. Our PC browser user base has historically been prominent in regions that value our innovations in browser technology. As a result, our strongest PC region has been Europe, representing the majority of our user base. In addition, we have experienced significant growth in other geographies such as Asia and the Americas in 2019.

Our AI-powered news and content recommendations service: Opera News

Leveraging our massive user base and innovation capability, we launched the Opera News service in January 2017. Opera News is our AI-powered personalized news discovery and aggregation service. The service is both featured prominently as part of our browsers, and also made available as a standalone app and website. By providing AI-powered news and content recommendations, we have increased both user activity and the amount of time users spend in our online ecosystem. This has supported an attractive revenue growth trajectory that is predictable, recurring and fully scalable as well as an ability to promote other Opera products.

Key Opera News Features

We use our proprietary AI technologies to curate and intelligently recommend news, articles, videos and other online content that may be of interest to our users. Users can conveniently access this content through real-time intelligent ranking, top news and push notification features. Moreover, Opera News utilizes natural language processing and other technologies to quickly process linguistic differences and nuances to assess and recommend online content across different languages and cultures. When using an Opera product powered by our AI recommendation engine, people can efficiently discover and share online content that appeals to them.

In addition, we have been constantly innovating Opera News with new features and functions for our users. In December 2018, we launched Instaclips, a streaming video feature within the platform that is designed to captivate and engage our users with easy-to-consume, interest-based, short-form video clips. In September 2019, we launched Opera News Hub in Nigeria, a platform which enables content creators to publish and monetize through Opera News. Opera News Hub has further improved engagement metrics, with increases in article clicks, reading time, and app time spend. We plan to expand Opera News Hub to four additional African countries beyond Nigeria in 2020.

Our Opera News users

Growing the size of our Opera News user base and increasing engagement is one of our strategic priorities. Since its launch in January 2017, its user base reached 124 million average MAUs in 2019 across those users that accessed Opera News from within Opera browsers and those that accessed it from the dedicated Opera News app. Leveraging our established monetization channels, the platform generated immediate revenues and serves as an additional access portal to partners and publishers.

We launched the standalone Opera News app on the Google Play Store and other Android app stores for certain African markets in January 2018. Within four weeks of its launch, the Opera News app generated over one million downloads and was the most downloaded app on the Google Play Store in Nigeria, Tanzania, Kenya and Ghana. From an initial focus on Nigeria, Kenya and South Africa, to the Ivory Coast to better serve French speaking African countries, as well as Egypt for North Africa, we have also expanded our presence in India and Indonesia successfully following the same model. As a result, in the second quarter of 2019, Opera News app was identified by Sensor Tower, as the top downloaded global news app. The Opera News app user base has experienced rapid growth since its launch, averaging 36.9 million MAUs in 2019. We expect to attract additional users by expanding Opera News Hub and creating additional access points including a light version of the app for lower-end smartphones.

Our emerging market fintech apps: OKash, and other local brands

Our emerging market fintech apps offer instant microloans to approved borrowers under “OKash” and other local brands. The apps are designed for young consumers with an income and are intended to simplify borrowing for "last mile" financial inclusion. Our microfinance service is unique as it uses artificial intelligence technologies to analyze the purpose of the loans as well as the repayment behavior of borrowers. We work to create an accessible credit product with similar use cases as a credit card would have in developed markets that result in high levels of repeat usage. We take our social responsibility seriously, and offer only limited loan amounts to first-time borrowers. Further, to date, we have effectively capped interest charges for all users that are not able to repay on time, such that our claims have never exceed twice the original amounts due. We have also, to date, elected not to bring legal collections proceedings against any borrower that did not pay us back.

In 2019, we have made tremendous progress scaling our microfinance business since launching in Kenya in December 2018. Besides scaling in Kenya, we expanded our footprint, most notably to India. In 2019, we disbursed about 15 million short duration microloans globally. Further, AI technologies and a growing base of recurring users enabled us to decrease non-performing loans as the year progressed. In the fourth quarter of 2019, non-performing loans had been reduced to approximately 5.5% of total loan value, supported by about 80% of loans being granted to returning users. Our microfinance business has proven to be a new and profitable user-driven opportunity that we believe has benefited from our existing reach and scale as well as from strong user reviews in Google Play. Further, we expect to expand to additional countries and launch additional fintech products to leverage the large base of users that are engaging with our fintech apps. We also expect further improvements in the credit scoring AI technologies and business processes including collections, which could enable us to serve a broader set of customers and expand our offering.

Our intelligent online marketing platforms: Opera Ads, OList and OLeads

In May 2019, we launched Opera Ads, a new platform to facilitate both traditional and programmatic access to Opera’s advertising inventory. Based on user intent and contextual relevance, Opera Ads offers an intelligent advertising solution to digital agencies, advertisers and brands to connect and engage directly with the Opera audiences. Opera Ads is available in both traditional and programmatic buying models and is a strong alternative to advertisers in key regions where we have significant scale and reach, e.g. sub-Saharan Africa.

Encouraged by its early success, we expanded Opera Ads beyond large advertisers to include a focus on small and medium sized enterprises. In September 2019, we launched OLeads, a new online lead generation platform for small and medium sized enterprises in Nigeria to maximize their visibility and online presence. OLeads offers user-friendly tools which enable users to come online easily for their marketing campaign. Once registered with OLeads, users can choose between a wide variety of website templates which they can personalize according to their own business needs. By simply dragging and dropping text, images and call-to-action modules, users can have their business landing page up and running in minutes. OLeads also allows users to manage the data generated from their websites. In addition, OLeads integrates seamlessly into the contextual advertising platform, Opera Ads, with direct access to Opera’s huge user base in Nigeria.

In August 2019 we launched a classifieds product, OList, an online marketplace in Nigeria and an e-commerce platform, designed for individuals and corporate businesses to advertise, market, purchase or sell goods and services. OList offers a wide variety of products and services and has been focusing on becoming heavily involved in several high value categories, including real estate, rentals and used cars, where there is an opportunity for us to create transparent and robust marketplaces and to participate in and/or facilitate transactions. These categories represent large revenue opportunities and the potential to solve inefficiencies or challenges for users and suppliers in these markets. Since its launch to the end of 2019, OList attracted more than 2 million listings in its websites, with more than 4 million monthly visiting users.

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

We have had a search distribution agreement with Google since 2001. We entered into our current search distribution agreement with Google in 2012 with a two-year term. The agreement has since been amended and restated several times, with the term of the most current version extending to December 2020. Google may also extend the term by an additional 12-month period by providing 30 days written notice to us. We have had a search partner agreement with Yandex since 2007. We entered into our current partner agreement with Yandex in 2012 with a five-year initial term. The initial term has subsequently been extended twice and now extends until April 2023. Following the initial term, the partner agreement automatically renews for additional two-year periods unless written notice is given by either party at least 30 days prior to the automatic renewal. Our agreements with Google and Yandex are subject to customary events of default, including failure to make payments, material breach, liquidation, as well as other termination trigger events as provided therein.

E-commerce and online travel agencies

We work closely with large, global e-commerce and online travel agencies, such as Booking.com, Amazon, AliExpress and eBay, as well as strong local brands like Flipkart, Tokopedia, Lazada and others. The value of these partnerships continues to rise through increased user engagement with such popular services within our browsers, as well as deeper integration of services and our AI technology, which allows for more accurate suggestions, price comparisons, personalized landing pages and one-click purchases.

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

Retail sales

Our underlying browser business puts us in the position of being the gateway to the web. The ongoing consumer shift from offline retail to online shopping means this is an attractive position for us. We have established relationships with certain mobile operators and vendors of mobile handsets, prepaid airtime and data in an effort to begin to explore ways in which we can capitalize on our position and build our brand through direct retail sales. We began retail sales of prepaid airtime and data, and eventually mobile handsets, to local consumers and wholesalers in the second half of 2018. Our focus has been maintaining our retail business at current volumes, in order to support adjacent potential opportunities.

Content Partners

We have formed strong relationships with high profile media companies, while also focusing on regional and local content providers in key markets in Sub-Saharan Africa, India and Indonesia. These relationships enable us to obtain comprehensive news and other content that we can make available to users on our platform, provide more publicity for our content provider partners and generate revenues through the placement of advertising within our news service. Further, we are increasingly focused on the creation of exclusive local content through Opera News Hub. We also analyze users’ behavior to improve the relevance of the news stories and advertisements that we show to each user based on their preferences.

Distribution Partners

We have long-term relationships with device manufacturers and chipset vendors worldwide, including many of the largest smartphone brands, such as Samsung, Huawei, Xiaomi, OPPO and Vivo. This ensures cost-efficient and reliable distribution benefitting both these distribution partners and us. We cooperate with global OEMs at favorable rates based upon activation of pre-installations.

Technology

Technology is key to our success as it enables us to innovate, improve our users' experience and operate our business more efficiently. Our technology team is composed of highly skilled engineers, computer scientists and technicians whose expertise spans a wide range of areas. As of December 31, 2019, we employed a team of approximately 550 engineering and data analytics personnel, mainly located in Poland, China and Sweden, engaged in building our technology platform and developing new Opera products and services. Likewise, in January 2020 we acquired a company in Estonia with banking-as-a-service technology and a skilled Estonian fintech team to support our existing Swedish and Polish team in our European financial services initiative.

Artificial Intelligence

Through AI technologies, we have transformed our browsers and other products and services into an AI-powered content discovery and recommendation platform that provides our users with personalized news, videos and other online content. We leverage data from our existing user base and technologies, such as natural language processing, computer visioning and image recognition, deep learning and collaborative filtering, to develop our AI-powered content discovery and recommendation platform that we integrate into a variety of our products and services. Our AI platform evaluates billions of potentially correlated data points between each item of online content and each individual user to provide personalized content recommendations of high interest to our users. We have also integrated AI technologies into our microfinance offerings to improve credit scoring capabilities.

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

Network Infrastructure

We have built a reliable and secure network infrastructure that will fully support our operations. Our physical network infrastructure utilizes our data centers that are linked with high-speed networking. We have developed our architecture to work effectively in a flexible cloud environment that has a high degree of elasticity. Our automatic provisioning tools have enabled us to increase our storage and computing capacity in a short period of time in response to increasing demand for our services. Our proprietary network application protocols ensure fast and reliable mobile communications under different network conditions in the various markets where we operate. The aim is to provide a consistent user experience across different devices, operating systems, carriers and network environments.

As of December 31, 2019, we owned approximately 7,000 servers in seven internet data centers located in The Netherlands (two locations), Russia, the United States (two locations), Singapore and Nigeria, with an additional location opened in Kenya in January 2020. As of December 31, 2019, our data centers had a total connectivity bandwidth of 1.012 Tbps (max throughput), an increase of 13.7% versus December 31, 2018. We have also expanded our large-scale AI computing service cluster, including GPU processors, to provide computing power for our AI technologies.

Crypto Wallet

In 2018, we introduced a Crypto Wallet inside our browsers, enabling access to a new generation of blockchain-based Web 3 applications. This allows users to interact with these applications, send or receive various kinds of crypto-currencies to sites and users, as well as identify themselves to sites and hold unique digital items from blockchain-based games. Opera supports several blockchains including Ethereum, Bitcoin and Tron, as well as a large number of crypto-currencies.

Our Investments

Our business includes investments in certain associates and joint ventures:

Opay Limited, or OPay, an associate in which we originally held 19.9% interest in December 2018 and now currently hold a 13.1% equity interest, launched its mobile money services in 2018. OPay focused its efforts in Nigeria, a market characterized by a massive, un-banked population with low mobile money penetration. OPay has an agent-centric operation as a means to reach the underserved population. In November 2019, OPay had recruited 140,000 agents with average daily transaction volume in excess of US$10 million, placing Opay among top-tier mobile money providers in Nigeria less than one year after launch. OPay has also launched additional services such as ridesharing to increase engagement and usage of its platform.

Powerbets Holdings Limited, or Powerbets, a joint venture in which Opera has a 50.1% equity interest, provides a platform for sports betting, virtual sports betting, and gaming services throughout Africa. Having one of the largest gaming footprints in Africa, Powerbets operates in eights African markets.

nHorizon Innovation (Beijing) Software Ltd., or nHorizon, a joint venture in which Opera has a 29.1% equity interest, operates an Opera browser in China. nHorizon’s monetization partners include Baidu, Sogou and others. nHorizon consists of nHorizon Innovation (Beijing) Software Limited and nHorizon Infinite (Beijing) Software Limited. The joint venture was co-founded by Otello Corporation ASA and Telling Telecom in August 2011. We acquired the investment in nHorizon as a result of the acquisition of Opera Norway AS in 2016.

StarMaker Inc, or StarMaker, an associate in which we invested US$30 million on November 5, 2018, in exchange for preferred shares in the company, resulting in a 19.4% equity interest, is a technology-driven social media company focused on music and entertainment. StarMaker enables users to record and share their own music videos, collaborate with other musicians, connect with other users and follow their idols on the social platform. StarMaker continued its revenue growth during 2019, with revenues totaling approximately US$21 million. In 2020, the company plans to expand into new markets (South-East Asia), to reach more users. The growing user base, coupled with improvements such as enhanced live streaming features in its products, is expected to increase revenues for 2020. During 2019, StarMaker expanded into short-form music and video clips of a more viral nature, and revenues increased in excess of 140%, compared to 2018. The preferred shares have dividend and liquidation preference. As part of the investment, Opera also obtained an option to increase our ownership to 51% in the second half of the year 2020.

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

Product Marketing and Distribution

Our main source of marketing for our products and services is “word-of-mouth” from our large user base. The trust and reliance that our users place in us is a key growth driver of our business, since prospective users that hear positive feedback from their friends and colleagues about our products and services are more likely to try them. In 2019, organic installs represented approximately 63% of our new smartphone users. In parallel, we invest in advertising campaigns and paid online promotions to reach prospective users. We also cooperate with industry partners to promote our products. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.” In 2019, approximately 8% of new smartphone users originated from our paid online promotions. We normally set an annual budget for the overall spending on paid online promotions. In addition, we work closely with key device manufacturers and chipset vendors worldwide to pre-install Opera products and co-market our products and services. In 2019, approximately 29% of new smartphone users came from such partners. We have long-standing relationships covering most of the largest smartphone brands, including Samsung, Huawei, OPPO and Tecno.

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

In microfinance we face significant competition from large, venture backed global microfinance providers such as Tala and Branch, incumbent banks and local players. We believe our advantages include scale, a large user base to promote our products, strong AI technology for credit scoring and a substantial in-market presence and operational expertise in key geographies.

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

As of December 31, 2019, we had 179 active registrations of the OPERA, Opera with Red O (both old and new versions) and OPERA SOFTWARE trademarks in 92 countries/regions and 18 applications in 10 additional countries/regions. We also had 167 active registrations of the “O” logo in 73 countries/regions and 25 applications in seven countries. Our main classes are 9, 35, 38 and 42. Opera also has a patent portfolio that includes 22 patents issued in the United States as well as certain international patent registrations. In addition, as of December 31, 2019, we had over 900 registered domain names related to our business.

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

The main acts governing intellectual property rights in Norway are the Patents Act of December 15, 1967, Designs Act of March 14, 2003, Trademarks Act of March 26, 2010, Copyrights Act of June 15, 2018 and Marketing Act of January 9, 2009. The latter also protects trade secrets.

Trademarks, designs and patents shall be registered upon application to the Norwegian Industrial Property Office, or the NIPO, in order to be valid in Norway. Patent applications which have been granted at the European Patent Office can be validated in Norway upon application to the NIPO.

Regulations on Data Protection and Information Security

The principal data protection legislation in Norway is the Personal Data Act of June 15, 2018 no. 38. The purpose of the act is to protect natural persons from violation of their right to privacy through the processing of personal data. The new Personal Data Act implements 2016/679/EU - General Data Protection Regulation, on the protection of natural persons with regard to the processing of personal data and on the free movement of such data (or “GDPR”) in its entirety. The Personal Data Act applies to processing of personal data conducted in Norway, regardless of whether the processing takes place within the EEA. The Act also applies to processing of personal data of data subjects who are in Norway by an entity not established in the EEA, where the processing is linked to the offering of goods or services to such data subject in Norway or the monitoring of their behavior as far at their behavior takes place in Norway.

Regulations on Anti-money Laundering and the Prevention of Terrorism Financing

The Norwegian Anti-Money Laundering Act of June 1, 2018 and the Anti-Money Laundering Regulation of September 14, 2018, both entered into force on October 15, 2018. The purpose of this legislation is to prevent and detect money laundering and terrorist financing. The legislation is based on the EU Fourth Money Laundering Directive (Directive EU 2015/849) and FATF Recommendations. The legislation applies to reporting entities, such as banks, investment firms, insurance companies, etc. Reporting entities are obliged to apply a risk based approach when determining measures against money laundering and terrorist financing, including the performance of required customer due diligence measures. If a reporting entity detects circumstances which may indicate that funds are associated with money laundering or terrorist financing, further examinations shall be conducted. If the reporting entity after such examinations suspects that funds are the proceeds of a criminal activity, or are related to terrorist financing, it is required to report its suspicions to the Norwegian national financial intelligence unit. The Company is not a reporting entity according to this legislation.

C.	Organizational Structure

The chart below summarizes our corporate structure and identifies our principal subsidiaries and their places of incorporation as of the date of this annual report:

Opera Limited
(Cayman Islands)
100%
Opera Lifestyle
(Cayman Islands)
~99.9%
Opera Lifestyle Nigeria Ltd.
(Nigeria)
~99.9%
OList Homes Ltd.
(Nigeria)
100%
Kunhoo Software LLC
(Cayman Islands)
100%
Kunhoo Software Limited
(Hong Kong)
100%
Opesa South Africa (Pty) Limited
(South Africa)
80%
O-Play Kenya Limited (1)
(Kenya)
100%
Phoneserve Technologies Co. Ltd.
(Kenya)
99.99%
O-Play Digital Services Ltd. (2)
(Nigeria)
99%
O-Play Zambia Limited (3)
(Zambia)
PT Inpesa Digital Teknologi (4)
(Indonesia)
100%
Kunhoo Software S.a.r.l.
(Luxembourg)
100%
Kunhoo Software AS
(Norway)
100%
Opera Norway AS (5)
(Norway)
100%
Opera Software Holdings LLC
(United States)
100%
Opera Software Americas LLC
(United States)
100%
Opera Software Ireland Ltd.
(Ireland)
100%
Hern Labs AB
(Sweden)
100%
Opera Software International AS
(Norway)
Beijing Yuega Software Tech. Srvc. Co. Ltd. (8)
(PRC)
100%
Beijing Aopula Software Co. Ltd.
(PRC)
100%
Opera Software India Pvt. Ltd.
(India)
100%
Opera Software Poland Sp.z.o.o
(Poland)
100%
Opera Software Tech. (Beijing) Co. Ltd.
(PRC)
100%
Opera Software Netherlands B.V.
(Netherlands)
100%
Opera Unite Pte. Ltd.
(Singapore)
100%
Opera Unite HK Limited
(Hong Kong)
100%
Opera Financial Technologies Ltd
(United Kingdom)
100%
OÜ PocoSys
(Estonia)
100%
TenSpot Pesa Limited
(Hong Kong)
100%
LLC «Microcredit Company O-Pay Finance»
(Russia)
100%
Neofin Malelane (Pty) Ltd.
(South Africa)
99%
Opay Finance India Pvt Ltd (6)
(India)
100%
Blue Ridge Micro Finance Bank Ltd (Nigeria)
100%
App de Prestamos, S.A. de C.V.
(Mexico)
85%
PT Opay Finance Services (7)
(Indonesia)
100%
Oplay Digital Services S.A. De C.V.
(Mexico)
100%
TenSpot Kenya Limited
(Kenya)
100%
P C Financial Services Pvt Ltd
(India)

Notes:
(1) 20% held by a nominee shareholders.

(2) 0.01% held by Kunhoo Software Ltd.
(3) 1% held by O-Play Kenya Limited.
(4) Variable interest entity contractually controlled by Opesa South Africa (Pty) Limited.
(5) Formerly known as Opera Software AS.
(6) 1% held by Oplay Digital Services S.A. De C.V.
(7) 15% held by two local partners.
(8) Variable interest entity contractually controlled by Opera Software International AS.

D.	Property, Plants and Equipment

Our corporate headquarters is located in Oslo, Norway. Our principal technical development facilities are located in Wroclaw, Poland, Beijing, China and both Linköping and Gothenburg, Sweden. We also have offices in Nigeria, India, Ireland, Estonia, Mexico, and Kenya among other countries.

Our servers are hosted in leased data centers, primarily in the Netherlands, the United States, Nigeria and Singapore, with an additional small data center in Russia. The data centers in our network are owned and maintained for us by major domestic and international data center providers. We generally enter into leasing and hosting service agreements with renewal terms that range from one to three years.

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

For discussion of 2017 items and year-over-year comparisons between 2018 and 2017 that are not included in this annual report on Form 20-F, refer to “Item 5. – Operating and Financial Review and Prospects” found in our Form 20-F for the year ended December 31, 2018, that was filed with the Securities and Exchange Commission on April 17, 2019.

A.	Operating Results

Major Factors Affecting Our Results of Operations

Our business and operating results are affected by general factors affecting the global online content consumption, e-commerce and fintech industries, which include:

•	overall global economic growth;

•	mobile and PC internet usage and penetration rate by geography;

•	growth of online content consumption, and its popularity as an advertising medium;

•	growth of online commerce and related advertising;

•	growth of mobile money solutions and traditional banking alternatives; and

•	governmental policies and initiatives affecting online content consumption, and e-commerce, and fintech.

While our business is influenced by these general factors, we believe our results of operations are more directly affected by company specific factors, including the following major factors:

Our Ability to Maintain and Expand Our User Base, and Maintain and Enhance User Engagement

Our user base is important for our revenue generation, both because its sheer size makes us an attractive partner for search and advertising partners, and in terms of directly impacting our user-generated revenues. The following table presents certain of our user metrics for the periods indicated:

	Three months ended(1)
	Mar 31, 2018	Jun 30, 2018	Sept 30, 2018	Dec 31, 2018	Mar 31, 2019	Jun 30, 2019	Sept 30, 2019	Dec 31, 2019
	(in millions)
Smartphone browser average MAUs	182.0	174.3	178.6	188.5	190.0	190.2	190.9	188.5
Smartphone total average MAUs	184.3	182.2	196.0	208.0	221.4	226.7	232.0	227.4
PC browser average MAUs	57.4	57.1	58.4	60.9	65.1	65.0	67.8	67.6
Opera News average MAUs (2)	90.2	101.0	121.4	134.1	149.7	162.9	169.0	162.8

(1)	Average across the three months included in each period, with each month calculated as of its final day using a 30-day look back window.

(2)	Includes Opera News users within our browsers as well as the dedicated Opera News app.

Our total browser average MAUs in the three months ended December 31, 2019 was 316.2 million including 248.6 million mobile browser users and 67.6 million PC browser users. Our mobile browser users included 188.5 million smartphone users and 60.1 million feature phone users.

Our total smartphone average MAUs in the three months ended December 31, 2019 was 227.4 million. This figure is comprised of the 188.5 million smartphone browser users, and the 38.9 million users of the dedicated Opera News app.

Our smartphone browser user base followed a positive growth trend across 2017, 2018 and 2019, adding 28.5 million MAUs over that period. As we oriented our marketing and distribution efforts around the new dedicated Opera News app during 2019, our overall smartphone user base grew faster than the browser subset, adding a total of 67.4 million in 2019 alone.

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

Our Ability to Monetize

We have long and deep relationships with our monetization partners. Changes in the revenue sharing or fee arrangements with our key monetization partners may materially affect our revenues, although we have not seen material impacts to our revenues over the 2017 to 2019 period from such pricing related factors. However, for example, a change in the revenue sharing percentage paid by certain of our major partners such as Google or Yandex, or a change in their payment policies or other contractual arrangements, could impact our revenues, either positively or negatively. Likewise, with respect to certain major advertising partners, changes in the fee rate we receive per click or per sale may affect our revenues.

Further, our revenue generation is affected by our ability to promote and improve our users’ experience with our partners’ services, and our ability to open advertising inventory.

In 2019, we had more than 400 monetization partners. We intend to maintain and deepen our relationships with current partners and attract more partners to increase and diversify our revenue sources. Our ability to further increase the number of partners primarily depends on whether we can provide integrated marketing services and help them more precisely reach their targeted users through our AI-powered content discovery platform.

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

Our Ability to Manage Our Operating Expenses

Our long-term results of operations further depend on our ability to manage our operating expenses. Our operating expenses consist primarily of staff cost, marketing and distribution expenses, loss related to changes in fair value of loans to customers, cost of revenue, server hosting expenses and rent. We expect the absolute amount of staff cost, server hosting expenses and rent to increase as we grow our business and as we make necessary adjustments to operate as a public company. We anticipate further investing in our growth by incurring increased staff costs from new business initiatives as well as increased loss related to changes in fair value of loans to customers (primarily driven by realized and expected cash shortfalls, i.e., credit losses) and cost of revenue driven mainly by microlending revenues, the new revenue category which scaled rapidly through 2019, and is expected to see continued growth. In 2019, our operating expenses totaled US$314.2 million, representing a 147% increase compared to 2018 due to costs from our microlending business and increased investment in marketing. As a percentage of revenue, operating expenses represented 94% in 2019, compared to 74% in 2018. However, over time, we expect our costs and operating expenses to decrease as a percentage of revenue as we improve our operating efficiency and as a result of economies of scale. Key examples would be personnel and hosting cost which decreased as a percentage of revenue in 2019 versus 2018 due to our larger scale.

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

Our Ability to Engage and Retain Borrowers and Collect Repayments From Them

In 2019, 38.3% of our revenue was derived from our fintech business, which we generate by charging our borrowers origination fees and interest. Origination fees remain fixed regardless of any early repayments, while interest fees accrue only if and after a loan is not repaid by its due date. The amount of revenue we generate from these fees is dependent on the number of loans we disburse and the percentage of loans that are timely repaid. Our ability to retain and engage our existing borrowers and continue to expand our borrower base is essential to the growth of our fintech business. We bear the credit risk of loans disbursed to our borrowers, which we attempt to measure and mitigate using a variety of methods, including total outstanding loan balance, delinquency rates by aging, credit scorecards and by way of collection models. If we are unable to collect repayments of our loans in a timely manner, we may incur credit losses which would adversely affect our fintech business operations.

Critical Accounting Policies and Estimates

We prepare our consolidated financial statements in accordance with IFRS as issued by the IASB. Preparing these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, equity, revenue, expenses, and related disclosures. We evaluate our estimates and assumptions on an ongoing basis. Our estimates are based on historical experience and various other assumptions that we believe to be reasonable under the circumstances. Our actual results may differ from these estimates.

The critical accounting estimates, assumptions, and judgments that we believe to have the most significant impact on our consolidated financial statements are described below.

Revenue Recognition

i.	Search revenue

Search revenue is generated when a user conducts a qualified search using a search partner (such as Google or Yandex) through the built-in combined address and search bar provided in our PC and mobile browsers, or when otherwise redirected to the search partner via browser functionality. Search revenue is recognized in the period the qualified search occurs based upon the contractually agreed revenue share amount.

ii.	Advertising revenue

Advertising includes revenues from all other user-generated activities excluding search revenues. Advertising revenues include revenues from industry-standard ad units, predefined partner bookmarks (“Speed Dials”) and subscriptions of various promoted services that are provided by us. Revenue is recognized when our advertising services are delivered based on the specific terms of the underlying contract, which are commonly based on revenue sharing, clicks, or subscription revenues collected by third parties on behalf of us.

The majority of advertising revenue is reported based on the amounts we are entitled to receive from advertising partners. In limited instances where we have developed or procured a service which we promote to the users, we consider ourselves the principal party to a transaction and not an agent of another entity. In such cases, we will recognize revenue on a gross basis. In our determination as to whether we are the principal, we consider our (i) responsibility to provide the service to the end-user, (ii) ability to determine pricing, (iii) exposure to risk. The associated costs for these transactions are included in the Statement of Operations within cost of revenue.

iii.	Origination fees and interest

We provide instant app-based microloans to customers in exchange for an origination fee that remains fixed regardless of any early repayment. The origination fee is compensation for the credit risk and time value of money. Additional fees in the form of interest accrues only if and after a loan is not repaid by its due date.

While loans to customers are classified as financial assets measured at fair value through profit or loss, we disaggregate changes in fair value into interest income and credit losses in the Statement of Operation. Interest income, classified as revenue, is recognized when the interest is accrued based on the effective interest rate – the rate that at inception exactly discounts the estimated contractual future cash receipts through the expected life of the loans to the disbursed amount.

iv.	Airtime and handsets revenue

The Retail segment includes sale of handsets, prepaid airtime and data to consumers and wholesalers. Revenue is recognized when the contracted good or service is transferred to the customer, after which we do not have any remaining obligations, except for a potential obligation to provide refunds customers in some arrangements if certain criteria are met. This right of refund creates variability in the transaction price. The amount of revenue recognized includes variable consideration to which we expect to be entitled. In 2019, customers’ right of refund did not materially impact the amount of revenue recognized. We update our estimates of refund liabilities (and the corresponding change in the transaction price) at the end of each reporting period. We have concluded that we are a principal for all our existing arrangements with customers classified as retail, based on the factors discussed above for Advertising revenue. Although other parties are involved in the supply of the contracted good or service to the customer, we control the contracted good or service before it is transferred.

v.	Technology licensing and other revenue

Technology licensing and other revenue include other revenues that are not generated by our user base, such as revenues from providing professional services, from device manufacturers and mobile communication operators. We generate such revenue from licensing of our proprietary compression technology and providing related maintenance, supporting and hosting services to third parties, as well as providing professional services, and enabling customized browser configurations to mobile operators. We also generate such revenue from providing development and managerial services to certain equity-accounted investees. Licensing agreements may in addition to licensing of technology, include related professional services, maintenance and support, as well as hosting services. Depending on the customization and integration level, the software licenses are either distinct or not distinct performance obligations from related professional services, and accordingly, the licensing revenue is recognized either separately when control is transferred to the customer or together with the implementation services. Sale of licenses that are part of a multi-element contract where the license is not distinct from maintenance, support or hosting services, are recognized over the contract period.

Maintenance, support and hosting revenues are generally recognized ratably over the term that these services are provided.

Revenue from distinct professional services are recognized over the development period in line with the degree of completion.

Financial assets

Our financial assets include loan to customers, trade receivables, preferred shares, holdings of publicly traded securities and other loans.

Initial recognition and measurement

Financial assets are classified, at initial recognition, as subsequently measured at amortized cost, fair value through other comprehensive income, or fair value through profit or loss. We did not have financial assets measured at fair value through other comprehensive income.

The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and our business model for managing them. Trade receivables that do not contain a significant financing component are initially measured at the transaction price determined in accordance with the accounting policies for revenue recognition (see below). All other financial assets are initially measured at their fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs. Transaction costs of financial assets measured at fair value through profit or loss are expensed when incurred.

In order for a financial asset to be classified and measured at amortized cost or fair value through other comprehensive income it needs to give rise to cash flows that are solely payments of principal and interest ("SPPI") on the principal amount outstanding. This assessment is performed at an instrument level. Our business model for managing financial assets refers to how we manage our financial assets in order to generate cash flows. The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both. Financial assets are measured at amortized cost if the financial assets satisfy the SPPI criteria and are held within a business model whose objective is to collect the contractual cash flows. If the financial asset is held within a business model that is achieved by both collecting contractual cash flows and selling and which contain contractual terms that are SPPI, the assets are measured at fair value through other comprehensive income. Financial assets with cash flows that are not SPPI are classified and measured at fair value through profit or loss, irrespective of business model.

The microloans are held within a business model whose objective is to hold the assets and collect the contractual cash flows over the life of the instruments. There is no pattern of selling the loans, and the performance of the business is not measured at fair value for internal purposes. However, we have established a contractual obligation based on our business practices and external communication to limit the total amount of interest in the form of late fees to the amount of the principal and origination fee. This means that for overdue loans that are repaid after having reached such limit, the contractual cash flows are not payments of principal and interest on the principal amount outstanding. This is due to the interest amounts not being consideration for the time value of money. Consequently, the microloans are measured at fair value through profit or loss. In the Statement of Financial Position, the microloans are presented as Loans to customers.

Subsequent measurement at amortized cost

Our financial assets at amortized cost includes trade receivables, loans to associates and joint ventures and other loans. These assets are subsequently measured using the effective interest (EIR) method and are subject to impairment. Gains and losses are recognized in profit or loss when the asset is derecognized, modified or impaired.

Subsequent measurement at fair value through profit or loss

Our financial assets subsequently measured at fair value through profit or loss include loans to customers, preferred shares in OPay and StarMaker and holdings of publicly traded securities. These assets are carried in the Statement of Financial Position at fair value with changes in fair value recognized in the Statement of Operations.

While loans to customers are measured at fair value through profit or loss, changes in fair value are disaggregated in the Statement of Operations into interest income (presented as revenue) and credit loss (other changes in fair value). The net of interest income and credit loss expense represents the change in fair value. Fair value is estimated by discounting projected future cash flows to their present value using the credit-adjusted effective interest rate, determined as at the date loans were granted. This method is deemed appropriate for estimating fair value due to the short duration of the loans and the amounts of origination fees and interest reflecting market rates at the point in time when the loans were granted. The credit-adjusted effective interest rate reflects the risk of defaulted payment. The total cash flows (both principal, origination fees and interest) expected to be collected are regularly reviewed. The impact of changes in expected cash flows is adjusted in the carrying amount of Loans to customers and is, together with the difference between the realized and expected cash flow of the period, recognized in the Statement of Operations as Revenue or Other changes in fair value of loans to customers. The underlying estimates for future cash flows, which form the basis for revenue recognition, depends on variables such as the ability to contact the debtor and reach an agreement, timing of cash flows, general economic environment, and statutory regulations. Events or changes in assumptions and management’s judgment will affect the recognition of revenue in the period.

The fair values of preferred shares in OPay and StarMaker as of December 31, 2019 were measured using methods and techniques that reflect the economic rights and benefits of the preferred shares. These rights and benefits include redemption rights and liquidation preferences. A combination of the following three valuation methods was used to estimate the fair value of the preferred shares: Probability weighted expected return model (“PWERM”); Option pricing model (“OPM”); and Current value method (“CV”). These models build on estimates, such as discount for lack of marketability and the fair value of equity in OPay and StarMaker. Moreover, the PWERM model is based on estimates for future scenarios and outcomes, including sale transactions, initial public offering, dissolution, and redemption. More details on the models and input are provided in Note 16 to our consolidated financial statements included elsewhere in this annual report.

Share-based Payments

Our employees receive remuneration in the form of share-based payment transactions, whereby employees render services in consideration for equity instruments.

Estimating fair value for share-based awards requires an assessment of an appropriate valuation model, which depends on the terms and conditions of the grant. The estimate also requires an assessment of the most appropriate inputs to the valuation model including grant date fair value of the underlying equity, the expected life of the grant, volatility and dividend yield. Assumptions and models used for current grants are disclosed in Note 6 to our consolidated financial statements included elsewhere in this annual report.

When applicable, employer social security costs are accrued over the vesting period of each award, based on the award’s intrinsic value of the underlying equity interest as of the reporting date.

Both periodic equity costs and social security cost accruals are adjusted for estimated forfeitures.

We are not required to cash settle any equity awards in any scenario. As a result, we consider all equity awards to be equity settled in the context of the consolidated financial statements.

Capitalized Development Costs and Customer Relationships

Certain costs of developing new features, together with significant and pervasive improvements of core functionality, are capitalized as development costs and amortized on a straight-line, three-year basis. Other engineering work related to research activities or ongoing product maintenance, such as “bug fixes,” updates needed to comply with changes in laws and regulations, or updates needed to keep pace with the latest web trends are expensed as ordinary compensation costs in the period they are incurred. Initial capitalization of expenditure is based on management’s judgment that the project meets all of the six criteria discussed in Note 2 to our consolidated financial statements included elsewhere in this annual report. Assessing if and when all of these criteria are met is based on judgment, which takes into account past experiences and expectations about the technical ability to complete the asset as intended

Acquired intangible assets related to customer relationships are recognized at cost less accumulated amortization and impairment losses, and are amortized over up to 15 years. We evaluate customer relationships for impairment when circumstances warrant.

Business Combinations and Goodwill

Business combinations, except those occurring under common control, are accounted for using the acquisition method. Acquired businesses are included in the consolidated financial statements from the date we obtain control. The cost of an acquisition is measured as the consideration transferred, which is measured at acquisition date fair value. Acquisition-related costs are expensed as incurred.

We initially measure goodwill at cost, being the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interests and any previous interest held, over the net identifiable assets acquired and liabilities assumed.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill is from the acquisition date allocated to our Cash Generating Units, or CGUs, that are expected to benefit from the transaction. The goodwill recognized by us is allocated to the Consumer Business CGU.

The acquisition of a microfinance business primarily operating under the brand OKash, as discussed in Note 26 to our consolidated financial statements included elsewhere in this annual report, occurred under common control because we concluded that both Opera Limited and the acquired business was controlled by our Chairman and CEO. The determination that Opera Limited was controlled by our Chairman and CEO was based on significant judgment. The Chairman and CEO’s ownership interest and voting rights were established by his control of Keeneyes Future Holding Inc and Kunlun Tech Limited, a subsidiary of Beijing Kunlun Tech Co. Ltd. Although the Chairman and CEO did not hold a majority of the shares and voting rights in the latter, we concluded that he had de facto control over that entity based on his practical ability to direct the relevant activities unilaterally. This was based on him being the largest holder of voting rights in Beijing Kunlun Tech Co. Ltd, effectively controlling 33.77% of the voting rights directly. The history of voting in general meetings for Beijing Kunlun Tech Co. Ltd demonstrated that our Chairman and CEO controlled significantly more than 50% of the shares registered to vote. The remaining shares in Beijing Kunlun Tech Co. Ltd were widely dispersed among a large number of other shareholders.

Business combinations under common control are accounted for using predecessor accounting. Under this method, assets and liabilities of the acquired entity are stated at predecessor carrying values; they were not measured at acquisition date fair values. No new goodwill is recognized. Any difference between the consideration given and the aggregate carrying value of the assets and liabilities of the acquired entity at the date of the transaction is included in equity in retained earnings. The acquired entity’s results, assets and liabilities are incorporated prospectively from the date on which the business combination between entities under common control occurred. See Note 26 to our consolidated financial statements included elsewhere in this annual report for a detailed discussion.

Impairment of Goodwill and Intangibles with Indefinite Lives

We assess, at each reporting date, whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, we estimate the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or CGU’s fair value less costs of disposal and its value in use. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. Goodwill and our brand of Opera (the trademark) were initially recognized in November 2016 through the acquisition of Opera Norway AS (formerly Opera Software AS) with subsidiaries, consisting of one segment – “the Consumer business”. Due to growth and expansion into new businesses in 2019, including microlending, management organized us into four operating segments effective from 2019: Browser and News, Fintech, Retail and Other. The goodwill and the trademark that previously was allocated to the Consumer business CGU was reallocated to the Browser and News CGU.

Goodwill is tested for impairment annually as of December 31, and when circumstances indicate that the carrying value may be impaired.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU.

We base our impairment calculation on detailed budgets and forecast calculations. These budgets and forecast calculations cover a period of one year. Because the length of the projection period for the cash flow forecast where a CGU has goodwill or intangible assets with indefinite lives is into perpetuity, we identify a “steady state” set of assumptions for the cash flows based an approach where we estimate cash flows for the following four years and then using the estimated cash flows in the final year of estimation as the basis for the terminal value. A long-term growth rate is calculated and applied to project future cash flows after the projected period. See Note 10 to our consolidated financial statements included elsewhere in this annual report for more information.

For assets, excluding goodwill, an assessment is made at each reporting date to determine whether there is an indication that previously recognized impairment losses no longer exist or have decreased. If such indication exists, we estimate the asset’s or CGU’s recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized.

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

Recent Accounting Pronouncements

See Note 3 to our consolidated financial statements included elsewhere in this report for recently adopted accounting pronouncements and recently issued accounting pronouncements not yet adopted as of the dates of the statement of financial position included in this report.

Description of Certain Statement of Operations Items

Revenue

Our revenues are derived from four business lines, namely (i) Browser and News, (ii) Fintech, (iii) Retail and (iv) Other. The table below sets forth the revenue, both in absolute amount and as a percentage of total revenue for each business line for the periods indicated.

	For the year ended December 31,
	2018	%	2019	%
	(US$ in thousands, except for percentages)
Revenue:
Browser and News	138,444	80.4	154,968	46.3
Fintech	1,655	1.0	128,373	38.3
Retail	9,287	5.4	29,802	8.9
Other	22,890	13.3	21,712	6.5
Total revenue	172,276	100.0	334,855	100.0

Browser and News revenue primarily consists of our search and advertising revenue.

Search revenue accounted for 46.6% and 25.7% of our total revenue in 2018 and 2019, respectively. Through revenue sharing arrangements with our search partners including Google and Yandex, we generate search revenue when our users conduct searches initiated within the URL bar, default search page or search boxes embedded in our PC and mobile browsers, or otherwise redirected to our search partners via our browser functionality.

Advertising revenue accounted for 33.8% and 20.6% of our total revenue in 2018 and 2019, respectively. We generate advertising revenue by referring traffic from our platform to e-commerce partners, online travel agencies and other partners, and by selling advertisements. The fee arrangements generally include revenue sharing, cost per click or subscription revenues collected by third parties on our behalf.

Fintech revenue is primarily generated from origination fees and interest fees of our microlending business, accounting for 1.0% and 38.3% of our total revenue in 2018 and 2019, respectively. We started to generate origination fees and interest in late 2018 when we initiated our microlending business in Africa. We provide instant app-based microloans to our clients with a relatively short duration, up to 365 days, in exchange for a fixed origination fee regardless of any early repayment. The average duration for microloans provided in 2019 was 15 days. Additional fees in the form of interest, limited to the sum of the principal and origination fee, accrues only if and after a loan extended to our clients is not repaid by its due date.

Retail revenue accounted for 5.4% and 8.9% of total revenue in 2018 and 2019, respectively. We started to generate retail revenue from the second half of 2018, when we began scaling sales, both retail and wholesale, of prepaid data, airtime, and mobile handsets.

Technology licensing and other revenue accounted for 13.3% and 6.5% of our total revenue in 2018 and 2019, respectively. We generate licensing and other revenue mainly from providing professional services, licensing of our proprietary compression technology and providing related maintenance, supporting and hosting services to third parties, as well as enabling customized browser configurations to mobile operators.

Geographically, our revenue in 2018 and 2019 was generated primarily from customers and monetization partners domiciled in India, Ireland, Kenya and Russia, with no other country exceeding 10% of our total revenue. The table below sets forth the revenue by customers and monetization partners’ domiciled country, both in absolute amount and as a percentage of total revenue for the periods indicated. The breakdown of revenue by country reflects the country of domicile for our direct source of revenues from our monetization partners, which is not necessarily an indication of where user activities occur because the end users are located globally.

	For the year ended December 31,
	2018	%	2019	%
	(US$ in thousands, except for percentages)
India	1,549	0.9	98,504	29.4
Ireland	76,791	44.6	81,637	24.4
Kenya	3,426	2.0	35,086	10.5
Russia	17,356	10.1	17,265	5.2
Other	73,154	42.5	102,363	30.6
Total revenue	172,276	100.0	334,855	100.0

Operating Expenses

We categorize our operating expenses into (i) cost of revenue, (ii) personnel expenses including share-based remuneration, (iii) marketing and distribution expenses, (iv) credit loss expenses, (v) other changes in fair value of loans to customers, (vi) depreciation and amortization and (vii) other expenses. The table below sets forth our operating expenses, both in absolute amount and as a percentage of total revenue, for the periods indicated.

	For the year ended December 31,
	2018	%	2019(1)%
	(US$ in thousands, except for percentages)
Cost of revenue	20,009	11.6	73,991	22.1
Personnel expenses including share-based remuneration	34,683	20.1	61,029	18.2
Marketing and distribution expenses	31,381	18.2	73,150	21.8
Credit loss expense	(678)	(0.4)	577	0.2
Other changes in fair value of loans to customers	528	0.3	54,302	16.2
Depreciation and amortization	12,694	7.4	18,933	5.7
Other expenses	28,359	16.5	32,210	9.6
Total operating expenses	126,975	73.7	314,192	93.8

(1)	Effective January 1, 2019, we adopted IFRS 16. The impact of adopting this standard is described in Note 3 to our consolidated financial statements included elsewhere in this annual report.

Cost of Revenue

Our cost of revenue is primarily comprised of (i) revenue shares to content creators on Opera platforms and payments to publishers and monetization partners (including the costs of any platform or collection service used to facilitate subscription services where we are the principal in the transaction) related to our browser and news business line; (ii) transaction and communication platform expenses, as well as third party credit scoring, data and risk control costs related to our microlending business; (iii) inventory cost incurred for the purchase of data, airtime and handsets related to our retail business; and (iv) personnel expenses incurred in connection with the “technology licensing and other” revenue segment. We expect such individual components within this cost category to stay relatively stable as a percentage of our microlending, retail and other revenue streams, and increase relative to our advertising revenue.

Personnel Expenses including Share-based Remuneration

Our personnel expenses including share-based remuneration primarily consist of salaries and bonuses with applicable social security costs, external temporary hire cost and other personnel related expenses, as well as share-based remuneration, including related social security costs. Personnel expenses are net of capitalized development expenses. Capitalized development expenses in 2019 mainly relates to the development of Opera News. We expect our personnel expenses to increase in absolute amounts in the foreseeable future due to the anticipated growth of business and expansion of our global operations, as well as periodic salary adjustments. For details of our share incentive plan, see “ — Critical Accounting Policies — Share-based payment.” The table below sets forth the breakdown of our personnel expenses, both in absolute amount and as a percentage of total revenue for the periods indicated.

	For the year ended December 31,
	2018	%	2019	%
	(US$ in thousands, except for percentages)
Personnel expenses excluding share-based remuneration	29,836	17.3	55,101	16.5
Share-based remuneration, including related social security costs	4,846	2.8	5,928	1.8
Total	34,683	20.1	61,029	18.2

Credit Loss Expenses

Our credit loss expense is mainly related to provisions for expected credit losses on trade receivables and consist of specific provisions where risk of credit loss have been determined by management as well as general provisions determined based on the  aging of the trade receivables. Changes in credit loss expense is affected by our ability to collect our trade receivables, the credit risk of the markets we operate in as well as general market conditions affecting our trade partners.

Other changes in fair value of loans to customers

While loans to customers are accounted for at fair value through profit or loss, changes in fair value are disaggregated into interest revenue and other changes in fair value of loans to customers. Other changes in fair value are primarily driven by realized and expected cash shortfalls, i.e. credit losses. Changes in fair value of loans to customers are estimated on a per-loan, per-day basis, informed by the observed probability of collecting a loan at different stages of maturity, adjusting for factors such as first-time versus returning borrower, country, loan duration and loan amount, and managerial assessments of other factors influencing probability of repayment. Changes in fair value of loans to customers as a percentage of loan disbursements, or percentage of associated revenue, is affected by our ability to appropriately identify borrowers most likely to repay their loans, the quality of our collection operations, the amount of relevant market and user data obtainable, how much history we have in a given market, as well as general market conditions affecting our borrowers.

Marketing and Distribution Expenses

Marketing and distribution expenses primarily consist of performance based campaigns associated with our browser and news business and microlending business. We expect our marketing and distribution expenses to decrease as a percent of total revenue over the years to come, though there may be short-term fluctuations including in the near future due to the COVID-19 situation.

Depreciation and amortization

Depreciation cost largely relates to purchased equipment and servers as well as leasehold improvements. Amortization cost largely relates to intangible assets such as technology and customer relationships as well as capitalized development. Depreciation and amortization is driven by the amounts of assets we purchase and/or capitalize and the expected lifetime of those assets.

Other Expenses

Our other expenses primarily consist of hosting expenses; professional advisory service fees; software license fees, rent and other office expenses and travel expenses. We expect our other expenses to increase in absolute amounts in the foreseeable future due to the anticipated growth of our business as well as accounting, insurance, investor relations and other public company costs. The table below sets forth the breakdown of our other expenses, both in absolute amount and as a percentage of total revenue for the periods indicated.

	For the year ended December 31,
	2018	%	2019(1)%
	(US$ in thousands, except for percentages)
Hosting	10,146	5.9	6,941	2.1
Audit, legal and other advisory services	8,306	4.8	8,533	2.5
Software license fees	1,799	1.0	2,566	0.8
Rent and other office expenses	4,573	2.7	5,379	1.6
Travel	2,057	1.2	3,990	1.2
Other	1,477	0.9	4,801	1.4
Total other expenses	28,359	16.5	32,210	9.6

(1)	Effective January 1, 2019, we adopted IFRS 16. The impact of adopting this standard is described in Note 3 to our consolidated financial statements included elsewhere in this annual report.

Contribution Margin by Segment

Our operating segments are based on our main categories of products and services, namely Browser and News, Fintech, Retail and Other. The following table presents contribution for these segments, which represents revenue from the segment, less the sum of (i) cost of revenue, (ii) marketing and distribution expense and (iii) credit loss expense attributed to that segment, as well as each item expressed as a percentage of the segment revenue during the periods indicated.

	For the year ended December 31,
	2018		2019
	US$	%	US$	%
	(US$ in thousands, except for percentages)
Browser and News
Revenue	138,444	100.0	154,968	100.0
Cost of revenue	3,637	2.6	2,642	1.7
Marketing and distribution expenses	31,336	22.6	64,685	41.7
Credit loss expense	(678)	(0.5)	577	0.4
Contribution	104,149	75.2	87,064	56.2

Browser and News contributed US$87.1 million in 2019, corresponding to 56.2% of segment revenue and comparing to US$104.1 million or 75.2% of segment revenue in 2018. While the segment revenue increased by US$16.5 million, this was offset by the effect of our strategic investments in additional marketing and distribution (increasing by US$33.4 million).

	For the year ended December 31,
	2018		2019
	US$	%	US$	%
	(US$ in thousands, except for percentages)
Fintech
Revenue	1,655	100.0	128,373	100.0
Cost of revenue	428	25.9	29,759	23.2
Marketing and distribution expenses	45	2.7	8,464	6.6
Credit loss expense (1)	528	31.9	54,302	42.3
Contribution	654	39.5	35,848	27.9

(1) Credit loss expense is consistent with Other changes in fair value of loans to customers in the Statement of Operations.

Fintech contributed US$35.8 million in 2019, or 27.9% of segment revenue and comparing to US$0.7 million or 39.5% of segment revenue in 2018. The segment revenue increased by US$126.7 million, while credit loss expense, cost of revenue and marketing and distribution expenses increased with a total of US$91.5 million. This significant growth was primarily driven by the launch and subsequent scaling of our microlending offerings in Kenya in the fourth quarter of 2018 and India in the second quarter of 2019.

	For the year ended December 31,
	2018		2019
	US$	%	US$	%
	(US$ in thousands, except for percentages)
Retail
Revenue	9,287	100.0	29,802	100.0
Cost of revenue	9,096	97.9	29,836	100.1
Marketing and distribution expenses	-	-	-	-
Credit loss expense	-	-	-	-
Contribution	191	2.1	(34)	(0.1)

Retail contributed a loss of US$34 thousands in 2019, and comparing to US$0.2 million or 2.1% of segment revenue in 2018. The segment revenue increased by US$20.5 million, while cost of revenue increased with a total of US$20.7 million. The increase was primarily due to the full year effect of this revenue category which was introduced in the third quarter of 2018, as well as continued scaling of our handset and airtime resale activity in Asia and launch of operations in Africa.

	For the year ended December 31,
	2018		2019
	US$	%	US$	%
	(US$ in thousands, except for percentages)
Other
Revenue	22,890	100.0	21,712	100.0
Cost of revenue	6,848	29.9	11,754	54.1
Marketing and distribution expenses	-	-	-	-
Credit loss expense	-	-	-	-
Contribution	16,042	70.1	9,958	45.9

The Other segment, which mainly includes licensing of our proprietary technology and professional services, contributed US$10.0 million in 2019, or 45.9% of segment revenue, comparing to US$16.0 million or 70.1% of segment revenue in 2018. The decrease was attributable to a general decline in our licensing and operator revenues in line with our strategic decision to center our focus on more scalable sources of revenue, partially offset by the growth in professional services.

Taxation

Norway

As most of our activities are consolidated in Norway, the starting point of reconciliation of effective tax rate is the applicable tax rate in Norway, which was 23.0% and 22.0% in 2018 and 2019, respectively.

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

There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of, the Cayman Islands. In addition, the Cayman Islands does not impose withholding tax on dividend payments. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Hong Kong

Our subsidiaries incorporated in Hong Kong, are subject to 16.5% Hong Kong profit tax on their taxable income generated from operations in Hong Kong. Under Hong Kong tax laws, we are exempted from the Hong Kong income tax on our foreign-derived income. In addition, payments of dividends from our Hong Kong subsidiaries to us are not subject to any Hong Kong withholding tax.

Results of Operations

The following table sets forth a summary of our consolidated statements of operations for the periods indicated, in absolute amounts and as percentages of total revenue during the period. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	For the year ended December 31,
	2018	%	2019(1)%
	(US$ in thousands, except for percentages)

Revenue	172,276	100.0	334,855	100.0
Operating expenses:
Cost of revenue	(20,009)	(11.6)	(73,991)	(22.1)
Personnel expenses including share-based remuneration	(34,683)	(20.1)	(61,029)	(18.2)
Marketing and distribution expense	(31,381)	(18.3)	(73,150)	(21.9)
Credit loss expense	678	0.4	(577)	(0.2)
Other changes in fair value of loans to customers	(528)	(0.3)	(54,302)	(16.2)
Depreciation and amortization	(12,694)	(7.4)	(18,933)	(5.7)
Other expenses	(28,359)	(16.5)	(32,210)	(9.6)
Restructuring costs	-	-	-	-
Total operating expenses	(126,975)	(73.7)	314,192	(93.8)
Operating profit	45,301	26.3	20,662	6.2
Share of net income (loss) of associates and joint ventures	(3,248)	(1.9)	(3,818)	(1.1)
Change in fair value of preferred shares in associates	-	-	37,900	11.3
Net finance income (expense):
Finance income	1,637	1.0	10,530	3.1
Finance expense	(1,695)	(1.0)	(1,505)	(0.4)
Net foreign exchange gain (loss)	(354)	(0.2)	(269)	(0.1)
Net finance income (expense)	(412)	(0.2)	8,756	2.6
Net income before income taxes	41,641	24.2	63,500	19
Income tax expense	(6,481)	(3.8)	(5,602)	(1.7)
Net income	35,160	20.4	57,899	17.3

(1)	Effective January 1, 2019, we adopted IFRS 16. The impact of adopting this standard is described in Note 3 to our consolidated financial statements included elsewhere in this annual report.

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

Revenue

We had revenue of US$334.8 million in 2019, compared to US$172.3 million in 2018, marking an increase of 94.4%. This increase was driven primarily by (i) the increase in revenue from origination fees and interest in mircrolending business, (ii) search and advertising revenue, due to continuing growth of our existing PC and mobile smartphone user bases and improved monetization of our new and existing partners, and (iii) retail revenue that we started to generate in the second half of 2018 and which scaled during 2019.

•

Search Revenue. Our search revenue increased to US$86.2 million in 2019 from US$80.2 million in 2018, representing an increase of 7.5%. The increase was primarily due to the growth of our smartphone and PC user base.

•

Advertising Revenue. Our advertising revenue increased to US$68.8 million in 2019 from US$59.9 million in 2018, representing an increase of 14.9%. This growth was fueled by growth in our Opera News service both in our mobile browsers and stand-alone app, growth in PC user base, as well as improved monetization from our existing and new monetization partners both in mobile and PC products. The growth was partially offset by using our advertising inventory to promote our own apps.

•

Fintech Revenue. Our fintech revenue increased to US$128.4 million in 2019 from US$1.7 million in 2018. This significant growth was primarily driven by the launch and subsequent scaling of our microlending offerings in Kenya in the fourth quarter of 2018 and India in the second quarter of 2019.

•

Retail Revenue. Our retail revenue increased to US$29.8 million in 2019 from US$9.3 million in 2018, representing an increase of 220.4%. The increase was primarily due to the full year effect of this revenue category which was introduced in the third quarter of 2018, as well as continued scaling of our handset and airtime resale activity in Asia and launch of operations in Africa.

•

Technology Licensing and Other Revenue. Our technology licensing and other revenue decreased to US$21.7 million in 2019 from US$22.9 million in 2018, representing a decrease of 5.2%. The decrease was attributable to a general decline in our licensing and operator revenues in line with our strategic decision to center our focus on more scalable sources of revenue, partially offset by the growth in professional services.

Operating expenses

We had total operating expenses of US$314.2 million in 2019, compared to US$127.0 million in 2018. Our total operating expenses as a percentage of total revenue increased to 93.8% in 2019 from 73.7% in 2018.

Cost of revenue

Our cost of revenue increased to US$74.0 million in 2019 from US$20.0 million in 2018, primarily due to increases in (i) cost incurred in microlending business, from US$0.4 million in 2018 to US$29.8 million in 2019, which is in line with our growing scale of business operation in 2019, (ii) retail business cost from US$9.1 million in 2018 to US$29.8 million in 2019, resulting from increase sale of prepaid airtime and handsets, and (iii) cost in relation to technology licensing and other business from US$6.8 million in 2018 to US$11.8 million in 2019, primarily attributable to cost of professional services provided to OPay, and is partially offset by a slight decrease in costs related to search and advertising from US$3.6 million in 2018 to US$2.6 million in 2019.

Personnel expenses including share-based remuneration

Our personnel expenses including share-based remuneration increased to US$61.0 million in 2019 from US$34.7 million in 2018, representing an increase of 76.0%. The increase was driven mainly by the growth in our fintech business as well as by other new initiatives including OList, Opera Ads and Opera News. Cash-based compensation expenses increased by 84.7% from US$29.8 million in 2018 to US$55.1 million in 2019, which is primarily attributable to an increase in the number of full time employees from 464 as of December 31, 2018 to 819 as of December 31, 2019, as well as an increase in the number of our outsourced staff in call centers and similar in-market roles from almost zero as of December 31, 2018 to close to 6,000 as of December 31, 2019. Share-based remuneration expense increased by 22.3% from US$4.8 million in 2018 to US$5.9 million in 2019.

Marketing and distribution expenses

Our marketing and distribution expenses increased to US$73.2 million in 2019 from US$31.4 million in 2018, representing a 133.1% increase. This was primarily due to our strategic decision to invest more resources in accelerating our growth in Opera News, which was scaling rapidly in Africa and expanding to additional geographies, as well as targeted marketing of browser offerings during 2019.

Credit loss expense

Our credit loss expense was US$0.6 million in 2019. Compared to a gain of US$0.7 million related to reversal of bad debt provisions in prior periods within the browser and news segment in 2018.

Other changes in fair value of loans to customers

In our Fintech segment, Other changes in fair value of loans to customers is consistent with Credit loss expense in the Browser and News segment. In 2019 our changes in fair value of loans to customers amounted to US$54.3 million compared to US$0.5 million in 2018. The increase was mainly driven by the scaled microlending operations in India and Kenya.

Depreciation and amortization

We had depreciation and amortization of US$18.9 million in 2019 compared to US$12.7 million in 2018, representing an increase of 49.2%. The increase is largely the result of the adoption of IFRS 16 on January 1, 2019.

Other expenses

Our other expenses increased to US$32.2 million in 2019 from US$28.4 million in 2018, representing an increase of 14.2%. Within the category, audit, legal and other advisory services increased from US$8.3 million in 2018 to US$8.5 million in 2019. Our travel expenses also increased from US$2.1 million in 2018 to US$4.0 million in 2019, rent and other office expenses grew from US$4.6 million in 2018 to US$5.4 million in 2019 and lastly software license fees increased from US$1.8 million in 2018 to US$2.6 million in 2019, all due to the scale of operations. This increase was partly offset by a decrease in hosting expenses from US$10.2 million in 2018 to US$6.9 million in 2019, primarily as a result of the adoption of IFRS 16 on January 1, 2019.

Operating profit

As a result of the foregoing, we recorded an operating profit of US$20.6 million in 2019, representing an operating margin of 6.2%, compared to an operating profit of US$45.3 million in 2018 and an operating margin of 26.3%.

Share of net loss from associates and joint ventures

Our share of loss from associates and joint ventures was US$3.8 million in 2019 compared to a share of net loss of US$3.2 million in 2018. See Note 27 to our consolidated financial statements included elsewhere in this annual report for more details on the financial performance of each investee.

Change in fair value of preferred shares in associates

Our gain in fair value of preferred shares in 2019 was related to increased valuations of our preferred shares in OPay and StarMaker, by US$33.9 million and US$4.0 million, respectively. See Note 16 to our consolidated financial statements included elsewhere in this annual report for more details on the valuation of the preferred shares.

Net finance income (expense)

We recorded a total net finance income of US$8.8 million in 2019, compared to net finance expense of US$0.4 million in 2018. The 2019 result included interest as well as gains related to our marketable securities.

Income tax expense

We recorded an income tax expense of US$5.6 million in 2019. The effective tax rate, expressed as the percentage of income tax expenses to net income before income taxes, was 8.8%, compared to an income tax expense of US$6.5 million in 2018, representing an effective tax rate of 15.6%. The decrease in the tax expense in 2019 was mainly driven by non-taxable gains related to our associates and joint ventures, changes in deferred tax assets and liabilities and reductions in applicable tax rates. See Note 25 to our consolidated financial statements included elsewhere in this annual report for more detail.

Net income

As a result of the foregoing, we recorded net income of US$57.9 million for 2019, compared to US$35.2 million in 2018.

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

We define adjusted EBITDA as net income (loss) excluding income tax expense (benefit), total net financial loss (income), share of net loss (income) of associates and joint ventures, change in fair value of preferred shares in associates, restructuring costs (though no such cost in below presented periods), depreciation and amortization, share-based remuneration and expensed costs related to our recent initial public offering, less other income. We define adjusted net income (loss) as net income (loss) excluding share-based remuneration, amortization cost related to acquired intangible assets, and expensed costs related to our recent initial public offering, adjusted for the associated tax benefit related to such items. We believe that adjusted EBITDA and adjusted net income (loss) provide useful information to investors and others in understanding and evaluating our operating results. These non-IFRS financial measures adjust for the impact of items that we do not consider indicative of the operational performance of our business. While we believe that these non-IFRS financial measures are useful in evaluating our business, this information should be considered as supplemental in nature and is not meant as a substitute for the related financial information prepared and presented in accordance with IFRS.

The following table presents reconciliations of adjusted EBITDA and adjusted net income (loss) to net income (loss), the most directly comparable IFRS financial measures, for the periods indicated.

	For the year ended December 31,
	2018	2019 (2)
	(US$ in thousands)
Reconciliation of net income (loss) to adjusted EBITDA:
Net income	35,160	57,899
Add: Income tax expense	6,481	5,602
Add: Total net financial loss (income)	412	(8,756)
Add: Share of net loss (income) of associates and joint ventures	3,248	3,818
Add: Change in fair value of preferred shares in associates	-	(37,900)
Add: Depreciation and amortization	12,694	18,933
Add: Share-based remuneration	4,846	5,928
Add: Expensed IPO related costs	2,952	-
Adjusted EBITDA	65,794	45,523
Reconciliation of net income to adjusted net income
Net income	35,160	57,899
Add: Share-based remuneration	4,846	5,928
Add: Opera acquisition amortization	5,120	5,120
Add: Expensed IPO related costs	2,952	-
Income tax adjustment (1)	(1,943)	(1,311)
Adjusted net income	46,136	67,635

(1)

Reversal of the income tax benefit related to the social security cost component of share-based remuneration, deferred taxes on the amortization of acquired intangible assets and expensed IPO related costs.

(2)	Effective January 1, 2019, we adopted IFRS 16. The impact of adopting this standard is described in Note 3 to our consolidated financial statements included elsewhere in this annual report.

B.	Liquidity and Capital Resources

Cash Flows and Working Capital

In addition to net proceeds of US$167.8 million we received from our initial public offering in the third quarter of 2018 and US$82.6 million from our follow-on offering in the third quarter of 2019, our principal source of liquidity has been cash generated from our operating activities. As of December 31, 2018 and 2019, we had US$177.9 million and US$139.5 million, respectively, in cash and cash equivalents. Cash and cash equivalents consist of cash on hand, checking and demand deposits, cash equivalents and restricted cash other than cash used as collateral for our subsidiaries’ local bank debts. Our microlending business is capital intensive by nature. As we have scaled this business in 2019, we have used a larger portion of our balance of cash and cash equivalents to finance this business, either directly or via local credit institutions. See Note 19 to our consolidated financial statements included elsewhere in this annual report for more information on our Capital Management.

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

The following table sets forth a summary of our cash flows for the periods indicated.

	For the year ended December 31,
	2018	2019
	(US$ in thousands)
Summary Consolidated Cash Flow Data:
Net cash provided by (used in) operating activities	33,828	(44,464)
Net cash provided by (used in) investing activities	(47,250)	(106,987)
Net cash provided by financing activities	158,946	113,200
Net increase (decrease) in cash and cash equivalents	145,524	(38,248)
Cash and cash equivalents at beginning of the period	33,207	177,873
Effects of exchange rate change on cash and cash equivalents	(857)	(137)
Cash and cash equivalents at end of the period	177,873	139,487

Operating Activities

Net cash used in operating activities was US$44.5 million in 2019. This amount primarily represents net income before income taxes of US$63.5 million, adjusted for depreciation and amortization of US$18.9 million, equity cost of share-based remuneration of US$5.1 million, share of losses from associates and joint ventures of US$3.8 million, and change in fair value of preferred shares in associates of US$37.9 million. Income taxes paid during the year of US$9.9 million is mainly related to operations in India, Norway and Ireland. Operating cash flow was substantially affected by the increase in our net loan book due to the scaling of our microlending operations, reducing cash by US$90.0 million. Following the growth of our business, operating cash flow was reduced by an increase in trade and other receivables of US$14.2 million, increased pre-payments of US$11.4 million (of which US$6.3 million related to marketing, distribution and promotion services), and retail inventory of US$7.8 million, however, combined these were more than offset by our increase in trade and other payables of US$39.2 million.

Investing Activities

Net cash used in investing activities was US$107.0 million in 2019, which was primarily attributable to an increase of deposit of collateral for our Indian subsidiary's loan facility of US$52.9 million, and net purchases of marketable securities totaling US$35.3 million. Furthermore, we purchased equipment for US$8.9 million, and had development expenditures totaling US$4.2 million. In addition, we made investments in, and provided loans to associates and joint ventures, of US$6.6 million. The cash outflows were partially offset by repayment of loans to associates and joint ventures of US$0.7 million.

Financing Activities

Net cash provided by financing activities was US$113.2 million in 2019, which was attributable to net proceeds of US$82.6 million from issues of equity instruments, less transaction costs of US$1.4 million. Proceeds from loans and borrowing contributed with US$43.2 million, predominantly relating to our Indian subsidiary partially funding its growth in loan book by obtaining local bank debt which we guarantee through international escrow (as described in the above paragraph). These items were partially offset by share repurchases of US$5.8 million, and repayment of loans and leases, including interest, of US$5.4 million.

Compared to our fourth quarter earnings release filed on Form 6-K on February 25, 2020, we have reclassified certain items, within the full-year cash flow components. As a consequence, operating cash flow was reduced by US$3.1 million, investing cash flow was increased by US$1.8 million and financing cash flow was increased by US$1.3 million. The net effect of these reclassifications is zero.

Capital Expenditures

We made capital expenditures of US$7.3 million and US$13.0 million in 2018 and 2019, respectively. In these periods, our capital expenditures were used for purchase of equipment and capitalized development cost.

C.	Research and Development, Patents and Licenses, etc.

 See “Item 4. Information on the Company—B. Business Overview—Technology.” and “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2019 to December 31, 2019 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial conditions.

E.	Off-balance Sheet Arrangements

As of December 31, 2019, we did not have any off-balance sheet arrangements that had or were reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2019.

	Payment Due by Period
	Total	Less Than 1 Year	1-5 Years	More than 5 Years
		(US$ in thousands)
Trade and other payables	57,125	57,125	-	-
Lease liabilities (1)	13,858	4,930	8,928	-
Interest-bearing loans including interest	45,143	43,303	1,840	-
Other liabilities	15,279	15,142	137	-
Total contractual commitments	131,405	120,500	10,905	-

(1)	Represents mainly leases of office properties and server equipment for hosting purposes.

A guarantee has been made by us in favor of Dell Bank International d.a.c. ("Dell") as a security for all our present and future lease liabilities (as the lessee) to Dell. This guarantee is limited to a principal amount of US$11,382 thousand, with the addition of any interests, costs and/or expenses accruing on the liabilities and/or as a result of we non-fulfilment of the liabilities. The guarantee is independent and separate from our obligations as the lessee and is valid for 10 years from January 17, 2017.

In 2019, we obtained a credit facility from a financial institution. Loans under the credit facility, denominated in Indian Rupee, were used to partially fund the microlending business in India. As of December 31, 2019, the total amount of loans under the credit facility was US$42.2 million. See Notes 17 and 18 to our consolidated financial statements included elsewhere in this annual report for additional details.

In 2019, we entered into an agreement with Putu Novi Financing Corporation, a related party, under which we provided a revolving credit facility limited to US$10 million and would be entitled to interest and gross profit sharing of the borrower’s operations. The credit facility was provided for a period of 18 months starting on December 18, 2019. As of December 31, 2019, no loans were provided under the credit facility. See Note 28 to our consolidated financial statements included elsewhere in this annual report for additional details.

In 2018, we provided a revolving credit facility of US$6 million to Powerbets, a related party. As of December 31, 2019, a total of US$3.0 million was drawn under the credit facility. See Note 28 to our consolidated financial statements included elsewhere in this annual report for more information.

Other than those shown above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2019.

G.	Safe Harbor

See “Forward-Looking Statements” at the beginning of this annual report.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table provides information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Yahui Zhou	43	Chairman of the Board and Chief Executive Officer
Hongyi Zhou	49	Director
Tian Jin	40	Director
Lori Wheeler Næss	49	Independent Director
Trond Riiber Knudsen	56	Independent Director
James Liu	49	Independent Director
Lin Song	39	Chief Operating Officer
Frode Jacobsen	37	Chief Financial Officer

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

Tian Jin has been a member of our board of directors since December 2019. Mr. Jin held positions of the vice general manager and secretary of the board of Beijing Kunlun Tech Co., Ltd. (CH: 300418), a global internet company listed on the Shenzhen Stock Exchange, from 2015 to 2018, and has been serving as a director since November 2018. Prior to that, Mr. Jin had six years of experience in the banking industry. He held the positions of vice president of the customer development department of Nanjing Bank Beijing branch from 2010 to 2011 and vice president of the bank’s Beichuan sub-branch from 2011 to 2015, and he also served as a key account manager of Agricultural Bank of China Beijing branch from 2009 to 2010. Before that, Mr. Jin worked at Heyi Ceramics (Shanghai) Co., Ltd., a high-end ceramics manufacturing company, where he served as the managing director and supervisor from 2000 to 2009. Mr. Jin received his bachelor’s degree in marketing management from Upper Iowa University in 2006.

Lori Wheeler Næss has served as our independent director since July 2018. She has served as a director of the technical department of PricewaterhouseCoopers, a global auditing service provider, leading IFRS reviews for companies listed in Oslo from September 2012 to June 2015. Prior to that, Ms. Næss served as a senior advisor of the Section for Prospectuses and Financial Reporting of The Financial Supervisory Authority of Norway, a Norwegian government agency responsible for the supervision of financial companies from January 2011 to September 2012. She served as an audit director and manager for US GAAP and SEC Reporting at PricewaterhouseCoopers and its predecessor Coopers & Lybrand at various offices in the United States, Norway and Germany from September 1994 to January 2011. Ms. Næss has also served as a board member and the audit committee chair of Golar LNG Limited, a Nasdaq-listed liquefied natural gas shipping company and its Nasdaq-listed limited partner, Golar LNG Partners Limited, since March 2016, as well as Klaveness Combination Carriers ASA, a shipping company listed on the Oslo Stock Exchange in Norway. Ms. Næss is a U.S. Certified Public Accountant (inactive). She received her bachelor’s degree in business administration in 1994 and her master’s degree in accounting in 1994 from the University of Michigan.

Trond Riiber Knudsen has served as our independent director since July 2018. Mr. Knudsen has served as the founder and CEO of TRK Group AS, an Oslo-based investment and advisory firm since June 2015. He worked of McKinsey & Company, a management consulting firm and served as a senior partner with responsibility for the company’s marketing and sales practice since August 1992 to June 2015. Mr. Knudsen received his sivilingeniør (equivalent of a master’s of science degree) in structural engineering from the Norwegian University of Science and Technology in 1987 and a master’s degree in business administration from Harvard University in 1992.

James Liu has served as our independent director since July 2019. Mr. Liu had over 20 years of experience with China’s high growth internet and technologies companies. From January 2008 to now, Mr. Liu served as an executive director and chief operating officer of RenRen Inc., a NYSE-listed company. Prior to that, in September 2003, he founded UUMe.com (which was later acquired by RenRen in May 2005), one of the earliest social networking service websites in China. Previously, from February 2002 to August 2003, Mr. Liu served as the founding product management director at Fortinet (NASDAQ: FTNT), a NASDAQ listed network security solution provider. From July 2000 to January 2002, he served as a product manager at Siebel Systems Inc., a U.S. software company. Mr. Liu started his career as a management consultant at Boston Consulting Group in China from September 1995 to August 1998. Mr. Liu earned his bachelor’s degree in computer science from Shanghai Jiao Tong University in 1995 and later received his MBA degree from Stanford University in 2000.

Lin Song has served as our chief operating officer since March 2017. He has worked for our group beginning in 2002 in Oslo, Norway. Mr. Song has an engineering background and has served in various roles inside our group, including project manager of one of our group’s earliest initiatives to enable full web browsing on mobile devices and as director of engineering delivery. Later on, he served as general manager of Opera’s subsidiary in China and assisted in the establishment of Opera’s R&D center in Beijing. Mr. Song obtained a bachelor’s degree in information systems from the University of International Business and Economics in 2004.

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

B.	Compensation

Compensation of Directors and Executive Officers

In 2017, 2018 and 2019, we paid an aggregate of US$1.0 million, US$0.9 million and US$2.2 million, respectively, in cash and benefits to our directors and executive officers. Our chairman and chief executive officer, Mr. Yahui Zhou, waived receiving any salary in 2017 and 2018. From and including 2019, however, our board approved the payment of a salary of US$1.0 million per annum to him. Mr. Yahui Zhou recused himself from the board’s decision on the issue. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. We have no service contracts with any of our directors providing for benefits upon termination of employment.

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

Under this Plan, up to a maximum of 20,000,000 ordinary shares are available for Awards, corresponding to 10,000,000 ADSs. Each vested RSU (as reported) entitles the participant of the Plan to receive 1 ADS, subject to adjustments for dividend payments. Each vested option entitles the participant of the Plan to purchase 1 ADS at a defined price. As of December 31, 2019, 2,983,940 RSUs and Options to purchase 150,000 ADSs have been granted, net of forfeitures.

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

Name	Type of Awards Granted	Ordinary Shares Underlying Outstanding Awards Granted	Price (US$/Share)	Date of Grant	Date of Expiration
Yahui Zhou	-	-	-	-	-
Hongyi Zhou	-	-	-	-	-
Tian Jin	-	-	-	-	-
Trond Riiber Knudsen	-	-	-	-	-
Lori Wheeler Næss	-	-	-	-	-
James Liu	-	-	-	-	-
Frode Jacobsen	*	*	*	April 2017	November 2021
Lin Song	*	*	*	April 2017, December 2019	November 2021, January 2026

*	The outstanding awards held by each of these directors and executive officers represent less than 1% of our total outstanding shares.

C.	Board Practices

Our board of directors consists of six directors. A director is not required to hold any shares in our company to qualify to serve as a director. A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with our company is required to declare the nature of his interest at a meeting of our directors. A general notice given to the directors by any director to the effect that he is a member, shareholder, director, partner, officer or employee of any specified company or firm and is to be regarded as interested in any contract or transaction with that company or firm is deemed a sufficient declaration of interest for the purposes of voting on a resolution in respect to a contract or transaction in which he has an interest, and after such general notice it is not necessary to give special notice relating to any particular transaction. Subject to any separate requirement for audit committee approval under applicable law or the Listing Rules of the Nasdaq Stock Market and disqualification by the chairman of the relevant board meeting, a director may vote in respect of any contract, proposed contract, arrangement or transaction notwithstanding that he may be interested therein and if he does so his vote is counted and he is counted in the quorum at any meeting of the directors at which any such contract, proposed contract, arrangement or transaction is considered, provided that the nature of the interest of any directors in such contract or transaction is disclosed by him at or prior to its consideration and any vote in that matter. Our board of directors may exercise all of the powers of our company to borrow money, to mortgage or charge its undertaking, property and uncalled capital, or any part thereof, and to issue debentures, debenture stock or other securities whenever money is borrowed or as security for any debt, liability or obligation of our company or of any third-party. None of our directors has a service contract with us that provides for benefits upon termination of service.

Committees of the Board of Directors

We have an audit committee, a compensation committee and a corporate governance and nominating committee under the board of directors. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Lori Wheeler Næss, Trond Riiber Knudsen and James Liu, and is chaired by Lori Wheeler Næss. Each of them satisfies the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market and meet the independence standards under Rule 10A-3 under the Exchange Act. Our board of directors has also determined that Lori Wheeler Næss qualifies as an “audit committee financial expert” within the meaning of the SEC rules and possesses financial sophistication within the meaning of the Listing Rules of the Nasdaq Stock Market. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•          reviewing and approving all transactions with the Company’s related parties;

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

Compensation Committee. Our compensation committee consists of Trond Riiber Knudsen, Hongyi Zhou and James Liu, and is chaired by Trond Riiber Knudsen. Trond Riiber Knudsen and James Liu satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market. As a controlled company and foreign private issuer, we have elected to not have our compensation committee consist of entirely independent directors. Our compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated upon. The compensation committee is responsible for, among other things:

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

Corporate Governance and Nominating Committee. Our corporate governance and nominating committee consists of Lori Wheeler Næss, Trond Riiber Knudsen and James Liu, and is chaired by James Liu. Each of them satisfies the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market. The corporate governance and nominating committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board of directors and its committees. The corporate governance and nominating committee is responsible for, among other things:

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

Each executive officer has agreed to hold, both during and after the employment agreement expires or is earlier terminated, in strict confidence and not to use or disclose to any person, corporation or other entity without written consent, any confidential information or trade secrets. Each executive officer has also agreed to disclose in confidence to us all inventions, intellectual and industry property rights and trade secrets which they made, discover, conceive, develop or reduce to practice during the executive officer’s employment with us and to assign to our company all of his or her associated titles, interests, patents, patent rights, copyrights, trade secret rights, trademarks, trademark rights, mask work rights and other intellectual property and rights anywhere in the world which the executive officer may solely or jointly conceive, invent, discover, reduce to practice, create, drive, develop or make, or cause to be conceived, invented, discovered, reduced to practice, created, driven, developed or made, during the period of the executive officer’s employment with us that are either related to our business, actual or our move demonstrably anticipated research or development or any of our products or services being developed, manufactured, marketed, sold, or are related to the scope of the employment or make use of our resources. In addition, all executive officers have agreed to be bound by non-competition and non-solicitation restrictions set forth in their agreements. Each executive officer has agreed to devote all his or her working time and attention to our business and use best efforts to develop our business and interests. Moreover, each executive officer has agreed not to, for a certain period following termination of his or her employment or expiration of the employment agreement: (i) carry on or be engaged, concerned or interested directly or indirectly whether as shareholder, director, employee, partner, agent or otherwise carry on any business in direct competition with us, (ii) solicit or entice away any of our customer, client, representative or agent, or (iii) employ, solicit or entice away or attempt to employ, solicit or entice away any of our officers, managers, consultants or employees.

We have entered into indemnification agreements with our directors and executive officers, pursuant to which we will agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or executive officer.

D.	Employees

We had 464 and 819 full-time employees as of December 31, 2018 and 2019, respectively. As of December 31, 2019, 67% of our full-time employees served research and development roles. The following table sets forth the number of employees in each functional area as of the date indicated.

	As of December 31, 2019
Area	R&D	Other	Total
Browser	309	29	338
Fintech	129	5	134
AdTech	52	9	61
OList and verticals	38	-	38
Retail	13	17	30
Sales & Commercial	-	26	26
Hosting & Infrastructure	11	5	16
Corporate	-	62	62
Investee Services	-	114	114
Total	552	267	819

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

The calculations in the table below are based on 238,521,354 ordinary shares issued and outstanding as of the date of this annual report.

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

Directors and Executive Officers: (1)	Ordinary Shares Beneficially Owned	Percentage of Total Voting Power held (%†)

Yahui Zhou (2)	143,500,000	60.2%
Hongyi Zhou (3)	46,750,000	19.6%
Tian Jin	*	*
Lori Wheeler Næss	*	*
Trond Riiber Knudsen	*	*
James Liu	*	*
Frode Jacobsen	*	*
Lin Song	*	*
All directors and executive officers as a group

Principal Shareholders:
Kunlun Tech Limited (4)	104,500,000	43.8%
Keeneyes Future Holding Inc. (5)	39,000,000	16.4%
Qifei International Development Co., Ltd (6)	46,750,000	19.6%

*	Less than 1% of our total outstanding shares.

†

For each person and group included in this column, percentage ownership is calculated by dividing the number of ordinary shares beneficially owned by such person or group, including shares that such person or group has the right to acquire within 6 days after the date of this annual report, by the sum of (i) 238,521,354 which is the total number of ordinary shares outstanding as of the date of this annual report, and (ii) the number of ordinary shares that such person or group has the right to acquire beneficial ownership within 60 days after the date of this annual report. The 238,521,354 ordinary shares outstanding as of the date of this annual report excludes shares on deposit with our depositary bank but for which the corresponding ADSs are held by Opera as a result of, for example, Opera’s share repurchase program (see Item 16E of this report).

(1)	Unless otherwise indicated, the business address of our directors and executive officers is Vitaminveien 4, 0485 Oslo, Norway.

(2)

Represents (i) 104,500,000 ordinary shares held by Kunlun Tech Limited, a limited liability company incorporated in Hong Kong, which is wholly owned by Beijing Kunlun Tech Co., Ltd., a company in which Yahui Zhou owns 22.9% of the equity interests, and (ii) 39,000,000 ordinary shares held by Keeneyes Future Holding Inc., an exempted company established in the Cayman Islands, which is wholly owned by Yahui Zhou.

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

(4)

Represents 104,500,000 ordinary shares held by Kunlun Tech Limited, a limited liability company incorporated in Hong Kong. Kunlun Tech Limited is wholly owned by Beijing Kunlun Tech Co., Ltd., a company in which Yahui Zhou owns 22.9% of the equity interest. The registered address of Kunlun Tech Limited is Flat/Rm 1903, 19/F, Lee Garden One, 33 Hysan Avenue, Causeway Bay, Hong Kong.

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

Transactions with Certain Shareholders

We leased office facilities from one of our shareholders, Beijing Kunlun Tech, in Beijing, China.

Transactions with Other Related Parties

Powerbets Holdings Limited, or Powerbets, is our equity investee, in which we have a 50.1% of ownership interest. On October 4, 2018, we provided a revolving line of credit of US$6.0 million to Powerbets. The principal, together with all accrued and unpaid interest, shall be repaid on the date set by Powerbets’ board of directors, which effectively requires the consent of the other investor in Powerbets. As of December 31, 2019, a total of US$3.0 million was drawn under the credit facility. No repayment date has been set. This loan is accounted for as part of our long-term interest in Powerbets. Effective from January 1, 2018, we and Powerbets entered into a software development and consultancy agreement. We have also provided advertising services to Powerbets. A total of US$2.2 million was recognized as revenue from Powerbets in 2019. As of December 31, 2019, the total outstanding balance on trade receivable was US$6.6 million, compared to US$4.4 million as of year-end 2018.

OPay Limited, or OPay, is our equity investee, in which we have 13.1% of ownership interest and our chairman and chief executive officer, Mr. Yahui Zhou has control or significant influence. OPay is an online payment service provider targeting African users. On April 16, 2019, we sold 1,242,322 shares in OPay to Wisdom Connection III Holding Inc. for a consideration of US$0.5 million, in parallel with OPay’s other founder selling an equal portion of its shares at the same valuation. These transactions were carried out to facilitate an equity pool for OPay’s employees ahead of new investor funding of the company. On May 27, 2019, we acquired 3,210,617 preference shares in OPay for US$7.5 million by converting loan to equity. Moreover, on May 29, 2019, we acquired an additional 1,230,736 preference shares in OPay for US$4.6 million by converting US$2.67 million of debt to equity and by transferring US$1.93 million in cash. By the end of 2019, the accumulated investment made in OPay was US$12.1 million. In addition, on December 18, 2019, we entered into a sales agreement with OPay to sell an inventory of mobile phones for US$6.27 million, which was based on the prevailing market price. The transaction closed in 2020. Furthermore, on July 5, 2019, Blue Ridge Microfinance Bank Limited, or Blue Bridge, our Nigerian subsidiary, entered into a service agreement with Paycom Nigeria Limited, a subsidiary of OPay, to facilitate OPay’s launch of a savings product to its users. Under the service agreement, deposits from customers of OPay were transferred to Blue Ridge, which invested the funds in financial instruments, including microloans offered in Nigeria. Blue Ridge paid a fixed interest rate on deposits from Paycom. We also provided development and key management personnel services to OPay, which has been invoiced based on time used and with a 5-8% markup dependent of the type of service. In 2019, we recorded revenue relating to development and personnel services of US$22.2 million from OPay.

Mobimagic Digital Technology Ltd (formerly known as 360 Mobile Security) and its associated companies, or Mobimagic, is a company controlled by our chairman and chief executive officer, Mr. Yahui Zhou. In mid-2019, we entered into service agreements with Mobimagic, under which Mobimagic provides app, systems and platform maintenance, and data processing services as well as managerial oversight to PC Financial Services Private Limited, our Indian subsidiary offering microloans. Under the agreement, we will pay a combination of fixed fees and a variable fee that is calculated based on revenue less credit losses and indirect taxes, recorded as a cost of revenue amounting to $US25.6 million in 2019. In addition, we also received professional services of $US0.3 million related to distribution and promotion of our advertising services worldwide from Mobimagic. As of December 31, 2019, we had provided prepayments to Mobimagic for distribution and promotion services as part of an agreement where Mobimagic accepts financial risk related to the retention of acquired new users. The prepayments had a carrying amount of US$15.5 million as of December 31, 2019, compared to US$10.4 million as of December 31, 2018.

Putu Novi Financing Corporation, or Putu, is a company indirectly controlled by our chairman and chief executive officer, Mr. Yahui Zhou. On December 18, 2019, we entered into an agreement with Putu, under which, we provided a revolving credit facility for 18 months in exchange of interest and net revenue sharing from the Putu’s operations. As of December 31, 2019, no loans had been provided under this credit facility.

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

Legal and Administrative Proceedings

From time to time, we are subject to various legal proceedings, investigations and claims incidental to the conduct of our business. Such proceedings can be costly and time consuming, and are inherently unpredictable. Therefore, no assurance can be given of the final outcome of any proceeding or that such proceeding will not materially impact our financial condition or results of operation.

In January 2020, we and certain of our directors and officers were named as defendants in a putative class action filed in the United States District Court for the Southern District of New York: Brown v. Opera Limited. et al., Case No. 20-cv-674 (S.D.N.Y.). The complaint asserts violations of Sections 11 and 15 of the Securities Act of 1933, Section 10(b) and 20(a) of the Securities and Exchange Act of 1934, and SEC Rule 10b-5 promulgated under the Securities Exchange Act of 1934. The complaint alleges that the Company made material misstatements and/or omissions during the period from July 27, 2018 through January 15, 2020. The allegations relate to statements regarding the Company sustainable growth and market opportunity for its browser applications and the alleged business practices of certain loan service applications owned or controlled by the Company. The complaint seeks unspecified damages on behalf of all person and entities who purchased or acquired the Company’s (a) American depositary shares (“ADSs”) pursuant and/or traceable to the Company’s initial public offering commenced on or about July 27, 2018 (the “IPO” or “Offering”); and/or (b) Opera securities between July 27, 2018 and January 15, 2020, both dates inclusive. Several individuals have sought to be appointed as the lead plaintiff to represent the putative class, but no lead plaintiff has been appointed yet. As the case remains in its preliminary stages, we express no opinion on the likelihood of any unfavorable outcome or any estimate of the amount or range of any potential loss. The Company intends to vigorously defend itself against these claims.

Apart from the class action, as of the date of this annual report, we are not a party to, nor are we aware of, any legal proceeding, investigation or claim which, in the opinion of our management, is likely to have an adverse material effect on our business, financial condition or results of operations. We may periodically be subject to legal proceedings, investigations and claims relating to our business. We may also initiate legal proceedings to protect our rights and interests.

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

We are an exempted holding company incorporated in the Cayman Islands. For our cash requirements, including any payment of dividends to our shareholders, we may rely on our substantial cash position remaining from the initial public offering of our securities, as further described in Part II, Item 14 of this annual report. We may further rely upon payments from our operating entities. We may rely on a combination of dividend payments from our subsidiaries in markets we operate such as Norway. Regulations in Norway where we utilize dividend payments may restrict the ability of our subsidiaries to pay dividends to us.

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

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 7. Major Shareholders and Related Party Transactions,” or elsewhere in this annual report.

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

Payments of dividends and capital in respect of our ordinary shares or the ADSs will not be subject to taxation in the Cayman Islands and no withholding tax will be required on the payment of a dividend or capital to any holder of our ordinary shares or the ADSs, as the case may be, nor will gains derived from the disposal of our ordinary shares or the ADSs be subject to Cayman Islands income or corporation tax. The Cayman Islands currently have no income, corporation or capital gains tax and no estate duty, inheritance tax or gift tax.

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

The ADS is a financial instrument with shares in Opera Limited, an exempted company incorporated under the laws of the Cayman Islands with limited liability, as the underlying object. For Norwegian tax purposes, the ADSs will not be covered by the participation exemption since the underlying object is an entity in a low tax jurisdiction outside the EU/EEA. For limited liability companies (and certain similar entities) resident in Norway for tax purposes, dividends from the ADSs will be considered as taxable income. Gains on realization (including sales) of the ADSs will also be considered as taxable income for limited liability companies (and certain similar entities) resident in Norway for tax purposes. The tax rate for 2019 for limited liability companies (and certain similar entities) is 22%, and will be 22% for 2020.

United States Federal Income Tax Considerations

The following discussion describes the material United States federal income tax consequences to a United States Holder (as defined below), under current law, of an investment in our ADSs or ordinary shares. This discussion is based on the federal income tax laws of the United States as of the date of this annual report, including the United States Internal Revenue Code of 1986, as amended, or the Code, existing and proposed Treasury Regulations promulgated thereunder, judicial authority, published administrative positions of the United States Internal Revenue Service, or the IRS, and other applicable authorities, all as of the date of this annual report. All of the foregoing authorities are subject to change, which change could apply retroactively and could significantly affect the tax consequences described below. We have not sought any ruling from the IRS with respect to the statements made and the conclusions reached in the following discussion and there can be no assurance that the IRS or a court will agree with our statements and conclusions.

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

This discussion, moreover, does not address the United States federal estate, gift, Medicare, or alternative minimum tax considerations, or any state, local or non-United States tax considerations, relating to the ownership and disposition of our ADSs or ordinary shares.

Except as specifically described below, this discussion does not address any tax consequences or reporting obligations that may be applicable to persons holding our ADSs or ordinary shares through a bank, financial institution or other entity, or a branch thereof, located, organized or resident outside the United States.

If a partnership (including an entity or arrangement treated as a partnership for United States federal income tax purposes) holds our ADSs or ordinary shares, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. A partnership or partner in a partnership holding our ADSs or ordinary shares should consult its tax advisors regarding the tax consequences of investing in and holding our ADSs or ordinary shares.

THE FOLLOWING DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT A SUBSTITUTE FOR CAREFUL TAX PLANNING AND ADVICE. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE UNITED STATES FEDERAL ESTATE OR GIFT TAX LAWS OR THE LAWS OF ANY STATE, LOCAL OR NON-UNITED STATES TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

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

Under a published IRS Notice, common or ordinary shares, or American depositary shares representing such shares (such as our ADSs), are considered to be readily tradable on an established securities market in the United States if they are listed on the Nasdaq Global Select Market, as our ADSs (but not our ordinary shares). Based on existing guidance, it is unclear whether the ordinary shares will be considered to be readily tradable on an established securities market in the United States, because only our ADSs, and not the underlying ordinary shares, are listed on a securities market in the United States. We believe, but we cannot assure you, that dividends we pay on the ordinary shares that are represented by our ADSs, but not on the ordinary shares that are not so represented, will, subject to applicable limitations, be eligible for the reduced rates of taxation.

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

You should consult your tax advisors regarding the availability of the lower tax rates applicable to qualified dividend income for any dividends that we pay with respect to the ADSs or ordinary shares, as well as the effect of any change in applicable law after the date of this annual report.

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

Passive Foreign Investment Company

Based on the market price of our ADSs, the value of our assets and the composition of our income and assets, we do not believe that we were a passive foreign investment company, or PFIC, for United States federal income tax purposes for our taxable year ended December 31, 2019, although there can be no assurances in this regard. The determination of PFIC status is based on an annual determination that cannot be made until the close of a taxable year, involves extensive factual investigation, including ascertaining the fair market value of all of our assets on a quarterly basis and the character of each item of income that we earn, and is subject to uncertainty in several respects. Accordingly, we cannot assure you that we will not be treated as a PFIC for our taxable year ended December 31, 2019, the current taxable year or any future taxable year, or that the IRS will not take a contrary position to any determination we make.

We will be treated as a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year if, applying applicable look-through rules, either:

•	at least 75% of its gross income for such year is passive income; or

•	at least 50% of the value of its assets (generally determined based on a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income.

For this purpose, passive income generally includes dividends, interest, royalties and rents (other than certain royalties and rents derived in the active conduct of a trade or business and not derived from a related person). We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% by value of the stock. Although the law in this regard is unclear, we treat our VIEs as being owned by us for United States federal income tax purposes, because we exercise effective control over the operation of such entities and because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated IFRS financial statements. If it were determined, however, that we are not the owner of our VIEs for United States federal income tax purposes, the composition of our income and assets would change and we may be more likely to be treated as a PFIC.

Changes in the composition of our income or composition of our assets, including as a result of our investment in new businesses, products, services and technologies, may cause us to be or become a PFIC. The determination of whether we will be a PFIC for any taxable year may depend in part upon the value of our goodwill and other unbooked intangibles not reflected on our balance sheet (which may depend upon the market value of the ADSs or ordinary shares from time to time, which may be volatile) and also may be affected by how, and how quickly, we spend our liquid assets and the cash we generate from our operations and raise in any offering. In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our market capitalization. Among other matters, if our market capitalization declines, we may be or become a PFIC for the current or future taxable years because our liquid assets and cash (which are for this purpose considered assets that produce passive income) may then represent a greater percentage of our overall assets. Further, while we believe our classification methodology and valuation approach are reasonable, it is possible that the IRS may challenge our classification or valuation of our goodwill and other unbooked intangibles, which may result in our being or becoming a PFIC for our taxable year ended December 31, 2019, the current taxable year or one or more future taxable years.

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

If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares, then, unless you make a “mark-to-market” election (as discussed below), you generally will be subject to special adverse tax rules with respect to any “excess distribution” that you receive from us and any gain that you recognize from a sale or other disposition, including a pledge, of the ADSs or ordinary shares. For this purpose, distributions that you receive in a taxable year that are greater than 125% of the average annual distributions that you received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as an excess distribution. Under these rules:

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

If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares and any of our non-United States subsidiaries that are corporations (or other corporations in which we own equity interests) is also a PFIC, you would be treated as owning a proportionate amount (by value) of the shares of each such non-United States corporation classified as a PFIC (each such corporation, a lower tier PFIC) for purposes of the application of these rules. You should consult your tax advisors regarding the application of the PFIC rules to any of our lower tier PFICs.

If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares, then in lieu of being subject to the tax and interest-charge rules discussed above, you may make an election to include gain on our ADSs or ordinary shares as ordinary income under a mark-to-market method, provided that such ADSs or ordinary shares constitute “marketable stock.” Marketable stock is stock that is regularly traded on a qualified exchange or other market, as defined in applicable Treasury regulations. Our ADSs, but not our ordinary shares, are listed on the Nasdaq Global Select Market, which is a qualified exchange or other market for these purposes. Consequently, if our ADSs remain listed on the Nasdaq Global Select Market and are regularly traded, and you are a holder of ADSs, we expect that the mark-to-market election would be available to you if we became a PFIC, but no assurances are given in this regard.

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

A United States Holder that holds the ADSs or ordinary shares in any year in which we are a PFIC will be required to file an annual report containing such information as the United States Treasury Department may require. You should consult your tax advisors regarding the application of the PFIC rules to your ownership and disposition of the ADSs or ordinary shares and the availability, application and consequences of the elections discussed above.

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

We previously filed with the SEC a registration statement on Form F-1 (File No. 333-226017), as amended, including the prospectus contained therein to register our ordinary shares in relation to our initial public offering and later filed with the SEC a registration on Form F-3 (File No. 333-233691), as amended, including the prospectus contained therein to register our ordinary shares in relation to our follow-on public offering. We also filed with the SEC a related registration statement on Form F-6 (File No. 333-226171) to register the ADSs and a registration statement on Form S-8 (File No. 333-229285) to register our securities to be issued under our Amended and Restated Share Incentive Plan.

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

For a list of our significant subsidiaries, Exhibit 8.1 filed with this annual report.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Overview

We are exposed to market risk, liquidity risk and credit risk. Our management seeks to minimize potential adverse effects of these risks through sound business practices and risk management. The board of directors, together with senior management, is involved in the risk assessment process. We have not utilized derivatives for hedging purposes.

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. We are exposed to three types of market risk: Interest rate risk, foreign currency risk and equity price risk. Financial instruments affected by market risk include loans and borrowings, trade receivables, trade payables, accrued liabilities and listed equity instruments.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

In 2019, we obtained a credit facility from a financial institution. Loans under the credit facility, denominated in Indian Rupee, were used to fund the microlending business in India. As of December 31, 2019, the total amount of loans under the credit facility was US$42,247 thousand. The resulting positive impact to our financing cash flow was offset by us transferring US$52,878 thousand into an U.S. Dollar denominated escrow account as collateral for these loans; which has been classified as a receivable and as such, as a cash outflow under investing activities in the Statement of Cash Flows. The interest rate on these loans is based on the bank’s 6-month marginal cost of funds-based lending rate plus 0.3%. As of year-end 2019, that rate was 8.85%. Except for the above, our exposure to interest risk is immaterial. Financial liabilities other than loans under the credit facility have fixed interest rates and future interest payments on these will thus not fluctuate. We expect to settle all financial liabilities at maturity, meaning changes in market interest rates will only impact their fair value temporarily. Financial assets are not interest-bearing, except for deposits with banks.

Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. Our exposure to the risk of changes in foreign exchange rates relates primarily to our consolidated results being presented in U.S. Dollar, while our revenues are generated in nearly all global currencies, though often converted to USD or EUR before being paid to us from our partners. We incur operating expenses in various currencies, including the Norwegian Krone, Chinese Renminbi, Polish Zloty, Swedish Krone, Indian Rupee, Kenyan Shilling, Nigerian Naira and the Euro. Additionally, we are exposed to foreign currency risk due to monetary items recognized in the balance sheet being denominated in currencies other than the functional currency, which for most of our entities is the U.S. Dollar. Management is closely monitoring our exposure to foreign currency risk and seeks to minimize its exposure to such risk. We were not exposed to material foreign currency risk in 2018 and 2019.

Equity price risk

We are exposed to equity price risk related to its limited holding of publicly traded equity securities. Such holdings are susceptible to market price risk arising from uncertainties about future values of such securities.

Our holding of publicly traded securities is overseen by our CEO and conducted within a US$70 million capital allocation.

As of December 31, 2019, the fair value of such holdings was US$42,146 thousand.

The net gain from publicly traded securities in 2019 was US$8,477 thousand (2018: net loss of US$1,485 thousand). We did not invest in publicly traded equity securities in 2017.

Liquidity risk

Liquidity risk is the risk that we will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset. We are not exposed to material liquidity risk given its significant cash position and low debt-to-equity ratio as of December 31, 2019. See Note 17 to our consolidated financial statements included elsewhere in this annual report for an overview of maturity profile on our financial liabilities.

Credit risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss for us.

We are exposed to credit risk from our operating activities, primarily loans to customers and trade receivables, and from its cash management activities, including deposits with banks and financial institutions, and other receivables, such as loans to associates and joint ventures (details in Note 28 to our consolidated financial statements included elsewhere in this annual report). Our revenue comes mainly from sales where settlement in cash generally takes place within 30-90 days of the invoice being issued, which is concurrently when we have an unconditional right to consideration. For some specific revenue streams, including those relating to OPay and Powerbets, settlement is agreed to exceed 90 days. Details of outstanding trade receivable are disclosed in Notes 21 and 28 to our consolidated financial statements included elsewhere in this annual report. The maximum exposure to credit risk at the end of the reporting period is the carrying amount of each class of financial assets.

Credit risk for loans to customers

We are continuously monitoring its credit risk relating to microlending. Under the credit risk policies, the exposure is subject to regular reviews of risk tolerance levels. All operating decisions in terms of exposure and geographic profile are made in accordance with applicable risk management policies. Furthermore, we review the occurrence, progress and status of all credit risks, and take appropriate actions to mitigate any adverse effects. Credit risk is measured by a variety of methods, including total outstanding loan balance, delinquency rates by aging, credit scorecards and by way of collection models. The objectives and policies to credit risk have not changed relative to 2018, though the processes and methods to measure and manage credit risk has been continuously evolving.

Management of risk concentration is conducted by using a variety of systems to monitor and track concentration. This enables quantification and analyzing of risks relating to concentration on a real-time basis. Measurement of expected credit losses is calculated from analysis of the outstanding loans, including loan tenure and historical delinquency rates. When considering whether the credit risk has increased significantly, metrics including first payment delinquency and delinquency by aging are evaluated, directly affecting our credit loss provisions.

When considering whether loans are credit impaired, management considers market and borrower indicators. The disappearance of an active market for the financial asset is an indicator of the need for credit-impairment, as is transactions of comparable financial assets at steep discounts that reflect incurred credit losses. Borrower indicators of credit-impaired financial assets include observing that a borrower has significant financial difficulties, breaches the loan agreement or enters into, or the likely entrance into, a form of reorganization (such as bankruptcy). We find that these indicators reduce the likelihood of receiving payment of the outstanding loan balance. We do not incorporate forward-looking information into the determination of expected credit losses, as reliable data supporting credit impairment is deemed not to be available in the markets in which we offer microloans.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Fees and Expenses

For details of description of our ADSs, see Exhibit 2.4 filed with this annual report.

Our ADS holders are required to pay the following service fees to the depositary bank, the Bank of New York Mellon, and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of ADSs):

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

The following “Use of Proceeds” information relates to (i) the registration statement on Form F-1 (File No. 333-226017), as amended, including the prospectus contained therein, which registered 19,200,000 ordinary shares represented by ADSs and was declared effective by the SEC on July 27, 2018, for our initial public offering, which closed in July 27, 2018, and the underwriters’ exercise of their option to purchase from us an additional 334,672 ADSs representing 669,344 ordinary shares, or the optional offering, which closed in August 9, 2018 at an initial offering price of US$12.00 per ADS, and (ii) the registration statement on Form F-3 (File No. 333-233691), as amended, including the prospectus contained therein, which registered 15,000,000 ordinary shares represented by ADSs and was declared effective by the SEC on September 16, 2019, for our follow-on offering, which closed in September 24, 2019, and the underwriters’ exercise of their option to purchase from us an additional 1,125,000 ADSs representing 2,250,000 ordinary shares, or the optional offering, which closed on October 16, 2020, at an offering price of US$10.00 per ADS. China International Capital Corporation Hong Kong Securities Limited and Citigroup Global Markets were the representatives of the underwriters for both of our initial public offering and follow-on offering.

We received an aggregated net proceeds of approximately US$110.8 million from our initial public offering and the optional offering. In addition, we received an additional US$57.0 million from three contemporaneous private placements, net of underwriting commissions paid. Our expenses incurred and paid to others in connection with the issuance and distribution of the ADSs in our initial public offering and the optional offering totaled US$3.4 million, which included US$0.4 million deducted directly from equity and US$3.0 million for other expenses. The additional material items upon which we have used the proceeds of our initial public offering and the optional offering include (i) US$16.1 million in our share repurchase programs in 2018, 2019 and 2020, (ii) an investment of US$30 million in acquiring 19.35% equity interest of StarMaker Inc., (iii) US$9.5 million for the purchase of TenSpot Pesa Limited and its microfinance business (OKash), and (iv) the funding of our microlending business which ended 2019 with a net loan book of US$93.1 million.

We received net proceeds of approximately US$82.6 million from our follow-on offering. These proceeds are currently held in cash and marketable securities.

Other than reimbursement of officer and director travel expenses to attend out listing ceremony in New York, certain limited bonuses paid to our chief financial officer and chief operating officer, and the annual board fees paid to our two independent directors, none of the net proceeds from any of our public offerings were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates or others.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based upon that evaluation, our management has concluded that as a result of material weaknesses in internal control over financial reporting described below, as of December 31, 2019, our disclosure controls and procedures were ultimately not effective.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) under the Exchange Act, for our company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The company’s internal control over financial reporting includes policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of assets, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with IFRS and that receipts and expenditures are being made only in accordance with authorizations of the management and directors, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements.

Material weaknesses

As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our management has assessed the effectiveness of internal control over financial reporting based on the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has concluded that the company’s internal control over financial reporting as of December 31, 2019 was not effective due to the presence of control deficiencies.

A material weakness is a deficiency, or combination of deficiencies, in Internal Control over Financial Reporting, such that there is a reasonable possibility that a material misstatement of the Company's consolidated financial statements will not be prevented or detected on a timely basis. Management has identified the following control deficiencies that constitute material weaknesses in our Internal Control over Financial Reporting as of December 31, 2019:

1.	The Company did not design and maintain effective internal control over certain accounting transactions. Specifically, the Company has not performed an appropriate risk assessment, designed and implemented appropriate controls including the monitoring of the effectiveness of those controls to ensure that accounting transactions are sufficiently analyzed and assessed against the requirements and to analyze complex accounting matters, including the timely preparation and review of contemporaneous documentation. The Company has introduced appropriately qualified accounting personnel however there was insufficient time to allow them to appropriately identify and implement robust controls prior December 31, 2019.

2.	The Company did not design and maintain effective internal control, specifically the Company did not perform an appropriate risk assessment in identifying specific risks with microlending businesses across several countries being operated, and thereafter designing and implementing controls including the monitoring of these controls in terms of oversight. Our process to evaluate the competence and expertise necessary to support the growth and complexity of the business, its financial reporting, and response to address shortcomings was not sufficiently implemented during 2019. As a result, we did not have a sufficient number of adequately trained personnel within the organization with assigned responsibility and accountability for the design, effective operation, and documentation of internal control over financial reporting.

To our knowledge, these control deficiencies did not result in a material misstatement to the consolidated financial statements. However, the deficiencies created a possibility that a material misstatement to the consolidated financial statements would not be prevented or detected on a timely basis, and accordingly a remediation plan has been undertaken.

Management has performed additional analysis and mitigation controls and procedures in preparing our consolidated financial statements. We have concluded that our consolidated financial statements, in all material respects, fairly present our financial condition, results of operations and cash flows at and for the periods presented. Apart from the material weaknesses described above, our management has not identified any other deficiencies that have led management to conclude that the company’s internal control over financial reporting was not effective.

Remediation plan

Our management is actively undertaking remediation efforts to address the material weaknesses identified above through the following actions:

●

We have hired employees with IFRS, external financial reporting and internal controls expertise to finalize policies and procedures that will ensure transactions are sufficiently analyzed and assessed against the requirements of IFRS and our corporate governance standards, and that contemporaneous documentation is prepared and reviewed.

●

In 2019, we engaged external consultants to assist us in designing and implementing a formalized framework for internal control, based on the “Internal Control - Integrated Framework (2013)” issued by COSO. Our internal controls are being designed to ensure that all financial statement assertions are maintained in our consolidated financial statements. We intend to finalize the internal control framework in 2020, including the implementation and monitoring of effectiveness of internal controls related to risk assessment, compliance and oversight of the Company's legacy and developing microlending businesses.

●	In 2020, management will evaluate the need to engage external consultants to support testing the design and operating effectiveness of the internal controls as of December 31, 2020.

●	We have hired additional employees at the group level to strengthen our management oversight and compliance structures over our legacy and developing microlending businesses, as well as obtained additional expertise in enterprise risk management.

●	We have established a policy clarifying the roles and responsibilities of our various finance and control functions across our group, as well as the lines of reporting and responsibilities of local resources, and we will continue to refine this policy as it is implemented across our businesses and new initiatives.

●	We are evaluating the long-term needs of our various finance and control functions, both at group headquarters as well as in certain local markets, and intend to hire additional resources or engage external support as needed.

These remediation measures may be time consuming, costly and might place significant demands on our financial and operational resources. Further, we may not be able to complete them by the end of 2020. However, once completed, management believes the remediation plan will effectively resolve the deficiencies constituting the material weaknesses. As the remediation plan is implemented, management may take additional measures or modify the plan described above.

Attestation Report of the Registered Public Accounting Firm

This annual report on Form 20-F does not include an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the SEC for emerging growth companies.

Changes in Internal Controls

Management has evaluated, with the participation of our chief executive officer and chief financial officer, whether any changes in our internal control over financial reporting that occurred during our last fiscal year have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Since one of the material weaknesses disclosed above also was identified when preparing the consolidated financial statements for 2018, management has concluded that while we are making progress on the matter, we cannot at this stage conclude that our internal control over financial reporting has sufficiently improved during the period covered by this annual report on Form 20-F.

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

	For the Year Ended December 31,
	2018	2019
	(US$ in thousands)
Audit fees (1)	1,505	1,970
Audit-related fees (2)	225	53
Tax fees (3)	10	44
All other fees	-	-

(1)

Audit fees include the audit of our annual financial statements and services that are normally provided by the independent registered public accounting firm in connection with statutory and regulatory filings or engagements for those fiscal years including review of documents filed with the SEC.

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

On November 8, 2018, we announced that our board of directors had approved a share repurchase program of up to 1.5 million ADSs to be purchased on the open market, commencing on November 12, 2018. As of December 31, 2018, we had purchased 728,912 ADSs, at a total cost of US$4.9 million. In February 2019, the share repurchase program was completed following the successful repurchase of all 1.5 million ADSs for an aggregate purchase price of approximately US$10.6 million.

The following table provides information about the shares we repurchased each month under the program.

Period	(a) Total Number of ADSs Purchased	(b) Average Price Paid per ADS	(c) Total Number of ADSs Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Appropriate Dollar Value of ADSs that May Yet Be Purchased Under the Plans or Programs
Nov 1 - Nov 30, 2018	481,837	6.79	481,837	$1,018,163
Dec 1 - Dec 31, 2018	247,075	6.44	247,075	$771,008
Jan 1 - Jan 31, 2019	649,640	7.38	649,640	$121,448
Feb 1 - Feb 28, 2019	121,448	7.99	121,448	0
Total	1,500,000	7.08	1,500,000	0

On January 17, 2020 we announced that our board of directors had approved an additional share repurchase program, which authorized us to execute the repurchase of up to US$50 million of ADSs by January 17, 2021, in any form that management may deem appropriate. As of the date of this report, we have purchased 773,486 ADSs under this program, at a total cost of US$5.48 million.

The following table provides information about the shares we repurchased each month under the program.

Period	(a) Total Number of ADSs Purchased	(b) Average Price Paid per ADS	(c) Total Number of ADSs Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number or Appropriate Dollar Value of ADSs that May Yet Be Purchased Under the Plans or Programs
Jan 1 - Jan 31, 2020	0	0	0	$50,000,000
Feb 1 - Feb 29, 2020	110,664	7,97	110,664	$49,118,374
Mar 1 - Mar 31, 2019	662,822	6.93	773,486	$44,523,100

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

As a Cayman Islands exempted company listed on the Nasdaq Global Select Market, we are subject to Nasdaq corporate governance listing standards. However, Rule 5615(a)(3) of The Listing Rules of the Nasdaq Stock Market (the “Nasdaq Rules”) permits foreign private issuers like us to follow certain home country corporate governance practices in lieu of certain provisions of the Rule 5600 Series of the Nasdaq Rules. A foreign private issuer that elects to follow a home country practice instead of such provisions, must disclose in its annual reports each requirement that it does not follow and describe the home country practice followed by it.

Our current corporate governance practices differ from Nasdaq corporate governance requirements for U.S. companies in certain respects, as summarized below:

•           Rule 5605(b)(1) of the Nasdaq Rules requires a Nasdaq listed company to have a majority of the board be independent. In this regard we have elected to adopt the practices of our home country, the Cayman Islands, which practices do not require a majority independent board; and

•           Rule 5605(d)(2) of the Nasdaq Rules requires a Nasdaq listed company to have a compensation committee composed solely of independent directors to determine or recommend the compensation of the executive officers of the company. In this regard we have elected to adopt the practices of our home country, the Cayman Islands, which practices do not require that any of the members of a company’s compensation committee be independent directors.

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

2.4*	Description of the Rights of Securities Registered under Section 12 of the Securities Act as of December 31, 2019.
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

Google Distribution Agreement, dated as of August 1, 2012, by and between Opera Software AS (currently known as Opera Norway AS) and Google Ireland Limited, and amendments entered into from time to time (incorporated by reference to Exhibit 10.4 from our registration statement on Form F-1 (File No. 333-226017) filed publicly with the SEC on June 29, 2018)

4.5†

Partner Agreement, dated as of October 1, 2012, by and between Opera Software ASA and Yandex LLC, and amendments entered into from time to time (incorporated by reference to Exhibit 10.5 from our registration statement on Form F-1 (File No. 333-226017) filed publicly with the SEC on June 29, 2018)

4.6

Professional Service Agreement, dated as of June 1, 2016, by and between Opera Software AS (currently known as Opera Norway AS) and 360 Mobile Security Limited, and amendments entered into from time to time (incorporated by reference to Exhibit 10.6 from our registration statement on Form F-1 (File No. 333-226017) filed publicly with the SEC on June 29, 2018)

4.7

Amendment No. 2 to the Professional Service Agreement, dated as of July 1, 2018, by and between Opera Software AS (currently known as Opera Norway AS) and 360 Mobile Security Limited (currently known as Mobimagic Digital Technology Limited) (incorporated by reference to Exhibit 4.7 to the annual report on Form 20-F (File No. 001-38588) filed publicly with the SEC on April 17, 2019)

4.8

Amendment No. 3 to the Professional Service Agreement, dated as of October 1, 2018, by and between Opera Software AS (currently known as Opera Norway AS) and 360 Mobile Security Limited (currently known as Mobimagic Digital Technology Limited) (incorporated by reference to Exhibit 4.8 to the annual report on Form 20-F (File No. 001-38588) filed publicly with the SEC on April 17, 2019)

4.9*

Amendment No. 4 to the Professional Service Agreement, dated April 1, 2019, by and between Opera Software AS (currently known as Opera Norway AS) and 360 Mobile Security Limited (currently known as Mobimagic Digital Technology Limited)

4.10*

Amendment No. 5 to the Professional Service Agreement, dated January 1, 2019, by and between Opera Software AS (currently known as Opera Norway AS) and 360 Mobile Security Limited (currently known as Mobimagic Digital Technology Limited)

4.11

Service Agreement, dated as of November 1, 2017, by and between Opera Software AS (currently known as Opera Norway AS) and Opay Digital Services Limited (incorporated by reference to Exhibit 10.7 from our registration statement on Form F-1 (File No. 333-226017) filed publicly with the SEC on June 29, 2018)

4.12

Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.11 from our registration statement on Amendment No. 1 to Form F-1 (File No. 333-226017) filed publicly with the SEC on July 13, 2018)

4.13

Share Purchase Agreement, dated as of December 19, 2018, by and between Opera Limited and Opay Digital Services Limited (incorporated by reference to Exhibit 4.11 to the annual report on Form 20-F (File No. 001-38588) filed publicly with the SEC on April 17, 2019)

4.14*	Service Agreement, dated April 1, 2019, by and between PC Financial Services Private Limited and Mobimagic Co., Ltd.
4.15*	Software License Agreement, dated October 1, 2019, by and between Hong Kong Fintango Limited and PC Financial Services Private Limited.
8.1*	Significant Subsidiaries and Consolidated Affiliated Entities of the Registrant
11.1

Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 from our registration statement on Form F-1 (File No. 333-226017) filed publicly with the SEC on June 29, 2018)

12.1*	Certification by the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consents of KPMG, Independent Registered Public Accounting Firm
101.INS**	XBRL Instance
101.SCH**	XBRL Taxonomy Extension Schema
101.CAL**	XBRL Taxonomy Extension Calculation
101.DEF**	XBRL Taxonomy Extension Definition
101.LAB**	XBRL Taxonomy Extension Labels
101.PRE**	XBRL Taxonomy Extension Presentation

*	Filed with this annual report on Form 20-F.

**	Furnished with this annual report on Form 20-F.

†	Confidential treatment has been granted with respect to portions of the exhibit that have been redacted pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended.

 SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Opera Limited

By:	/s/ Yahui Zhou
Name: Yahui Zhou Title: Chairman and Chief Executive Officer

Date: April 30, 2020

[Signature Page to 20-F]

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors

Opera Limited

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of Opera Limited and subsidiaries (the Company) as of December 31, 2019 and 2018, the related consolidated statements of operations, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2019, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2019 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS).

Change in Accounting Principle

As discussed in Note 3 to the consolidated financial statements, the Company has changed its method of accounting for leases as of January 1, 2019 due to the adoption IFRS 16 Leases.

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

/s/ KPMG AS

We have served as the Company’s auditor since 2000.

Oslo, Norway

April 30, 2020

CONSOLIDATED STATEMENT OF OPERATIONS

		Year Ended December 31,
[US$ thousands, except per share and ADS amounts]	Notes	2017	2018	2019

Revenue	4, 5	128,893	172,276	334,855
Other income	4	5,460	-	-

Operating expenses
Cost of revenue (1)	7	(3,969)	(20,009)	(73,991)
Personnel expenses including share-based remuneration	6	(42,134)	(34,683)	(61,029)
Marketing and distribution expenses	4	(30,971)	(31,381)	(73,150)
Credit loss expense	4, 21	(1,837)	678	(577)
Other changes in fair value of loans to customers	4, 5, 21	-	(528)	(54,302)
Depreciation and amortization	9, 10	(16,604)	(12,694)	(18,933)
Other expenses	8	(25,359)	(28,359)	(32,210)
Restructuring costs		(3,240)	-	-
Total operating expenses		(124,114)	(126,975)	(314,192)

Operating profit		10,239	45,301	20,662

Share of net income (loss) of associates and joint ventures	27	(1,670)	(3,248)	(3,818)
Change in fair value of preferred shares in associates	16, 27	-	-	37,900

Net finance income (expense)
Finance income	23	1,054	1,637	10,530
Finance expense	23	(238)	(1,695)	(1,505)
Net foreign exchange gain (loss)	23	(1,881)	(354)	(269)
Net finance income (expense)		(1,065)	(412)	8,756

Net income before income taxes		7,504	41,641	63,500
Income tax expense	25	(1,440)	(6,481)	(5,602)
Net income		6,064	35,160	57,899

Net income attributable to:
Equity holders of the parent		6,064	35,160	57,899
Non-controlling interests		-	-	-
Total net income attributed		6,064	35,160	57,899

Net income per ordinary share
Basic, US$	29	0.03	0.17	0.26
Diluted, US$	29	0.03	0.17	0.25

Net income per ADS
Basic, US$	29	0.06	0.35	0.52
Diluted, US$	29	0.06	0.34	0.51

(1) Certain expenses in the comparative periods have been reclassified as Cost of revenue. See Note 7 for more details.

The accompanying notes are an integral part of this financial statement.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

		Year Ended December 31,
[US$ thousands]	Notes	2017	2018	2019

Net income		6,064	35,160	57,899

Other comprehensive income that may be reclassified to the Statement of Operations in subsequent periods (net of tax)
Exchange differences on translation of foreign operations		2,235	(1,245)	(1,790)
Reclassification of exchange differences on loss of control		-	(138)	7
Share of other comprehensive income (loss) of associates and joint ventures	27	-	94	(41)
Net other comprehensive income (loss) that may be reclassified to the Statement of Operations in subsequent periods		2,235	(1,289)	(1,824)
Total comprehensive income		8,299	33,871	56,075

Total comprehensive income attributable to:
Equity holders of the parent		8,299	33,871	56,075
Non-controlling interests		-	-	-
Total comprehensive income attributed		8,299	33,871	56,075

The accompanying notes are an integral part of this financial statement.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

		As of December 31,
[US$ thousands]	Notes	2018	2019
ASSETS
Non-current assets
Furniture, fixtures and equipment	9	12,162	26,053
Intangible assets	10	115,444	110,807
Goodwill	10	421,578	421,578
Investments in associates and joint ventures	16, 27	35,060	76,300
Non-current financial assets	16	2,025	1,351
Deferred tax assets	25	944	6,204
Total non-current assets		587,213	642,293

Current assets
Trade receivables	21	37,468	49,371
Loans to customers	5, 16	3,092	93,115
Other receivables	21	4,031	59,112
Prepayments	21	14,372	25,809
Inventories	11	-	7,752
Other current financial assets	16	89	1,535
Marketable securities	16	1,165	42,146
Cash and cash equivalents	20	177,873	139,487
Total cash, cash equivalents, and marketable securities		179,038	181,633
Total current assets		238,090	418,327
TOTAL ASSETS		825,303	1,060,620

EQUITY AND LIABILITIES
Equity
Share capital	29	22	24
Other paid in capital		738,690	814,177
Retained earnings		36,432	99,513
Foreign currency translation reserve		316	(1,508)
Equity attributed to equity holders of the parent		775,460	912,206
Non-controlling interests		-	-
Total equity		775,460	912,206

Non-current liabilities
Non-current lease liabilities and other loans	12, 13	2,271	9,181
Deferred tax liabilities	25	13,358	10,526
Other non-current liabilities	16	212	137
Total non-current liabilities		15,841	19,844

Current liabilities
Trade and other payables	22	17,957	57,125
Current lease liabilities and other loans	12, 13	2,490	47,793
Income tax payable	25	1,920	7,803
Deferred revenue		1,932	708
Other current liabilities	15, 16	9,701	15,142
Total current liabilities		34,002	128,570
Total liabilities		49,843	148,414
TOTAL EQUITY AND LIABILITIES		825,303	1,060,620

The accompanying notes are an integral part of this financial statement.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

for the year ended December 31, 2017
[US$ thousand]	Share capital (1)	Other paid in capital (1)	Retained earnings	Foreign currency translation reserve	Total equity

As of January 1, 2017	19	576,512	(7,704)	(630)	568,197
Net income	-	-	6,064	-	6,064
Other comprehensive income (loss)	-	-	-	2,235	2,235
Total comprehensive income	-	-	6,064	2,235	8,299
Share-based payments (Note 6)	-	-	7,006	-	7,006
As of December 31, 2017	19	576,512	5,366	1,605	583,503

for the year ended December 31, 2018
[US$ thousands]	Share capital (1)	Other paid in capital (1)	Retained earnings	Foreign currency translation reserve	Total equity

As of December 31, 2017, as previously reported	19	576,512	5,366	1,605	583,503
Impact of implementing IFRS 9 and IFRS 15	-	-	(629)	-	(629)
As of January 1, 2018, restated	19	576,512	4,737	1,605	582,874
Net income	-	-	35,160	-	35,160
Other comprehensive income (loss)	-	-	-	(1,289)	(1,289)
Total comprehensive income	-	-	35,160	(1,289)	33,871
Business combination with entity under common control (Note 26)	-	-	(9,904)	-	(9,904)
Acquisition of treasury shares (Note 19)	-	(4,875)	-	-	(4,875)
Contribution of equity, net of transaction costs	3	167,053	-	-	167,056
Share-based remuneration expense (Note 6)	-	-	6,439	-	6,439
As of December 31, 2018	22	738,690	36,432	316	775,460

for the year ended December 31, 2019
[US$ thousands]	Share capital (1)	Other paid in capital (1)	Retained earnings	Foreign currency translation reserve	Total equity

As of December 31, 2018	22	738,690	36,432	316	775,460
Impact of implementing IFRS 16	-	-	64	-	64
As of January 1, 2019, restated	22	738,690	36,496	316	775,524
Net income	-	-	57,899	-	57,899
Other comprehensive income (loss)	-	-	-	(1,824)	(1,824)
Total comprehensive income	-	-	57,899	(1,824)	56,075
Contribution of equity, net of transaction costs (Note 19)	2	81,267	-	-	81,269
Acquisition of treasury shares (Note 19)	-	(5,780)	-	-	(5,780)
Share-based remuneration expense (Note 6)	-	-	5,118	-	5,118
As of December 31, 2019	24	814,177	99,513	(1,508)	912,206

(1) Opera Limited, the Group's parent, was established in 2018. The amount of share capital in the prior period reflects the share capital of the parent at the time of incorporation, as if the share capital was contributed in 2016. In 2019, the amounts of share capital and other paid in capital have been amended by reclassifying amounts between the two equity components.

The accompanying notes are an integral part of this financial statement.

CONSOLIDATED STATEMENT OF CASH FLOWS

		Year ended December 31,
[US$ thousands]	Notes	2017	2018	2019
Cash flow from operating activities
Net income before income taxes		7,504	41,640	63,500
Income taxes paid		(3,202)	(4,381)	(9,870)
Gain on disposal of equipment and intangible assets	4	(5,460)	-	-
Depreciation and amortization	9, 10	16,604	12,694	18,934
Share of net loss (income) of associates and joint ventures	27	1,670	3,248	3,818
Change in fair value of preferred shares in associates	16, 27	-	-	(37,900)
Share-based payment expense	6	7,006	6,439	5,118
Net finance income (expense)	23	1,065	412	(8,756)
Change in inventories	11	-	-	(7,752)
Change in trade and other receivables	21	(235)	(6,543)	(14,206)
Change in loans to customers	5	-	(3,092)	(90,023)
Change in trade and other payables	22	(8,509)	(5,635)	39,168
Change in deferred revenue		(2,106)	460	(1,224)
Change in prepayments	21	(136)	(12,205)	(11,437)
Change in other liabilities		(1,402)	1,507	5,441
Other		(1,146)	(715)	726
Net cash flow from (used in) operating activities		11,653	33,828	(44,464)

Cash flow from investment activities
Proceeds from sales of equipment and intangible assets	4	5,716	-	6
Purchase of equipment	9	(3,523)	(2,616)	(8,868)
Settlement of earnout obligation		-	(600)	-
Receipt of contingent consideration		-	2,945	-
Acquisition of subsidiary, net of cash acquired		-	(7,901)	-
Release of escrow account		5,402	2,508	-
Disbursement of short-term loans		(500)	(2,400)	-
Investment in, and loans to associates and joint ventures	27	(6,896)	(32,867)	(6,550)
Repayment of loans to associates and joint ventures		-	-	726
Deposit of collateral for subsidiaries' loan facility	19	-	-	(52,878)
Net purchase of listed equity instruments	16, 19	-	(2,188)	(35,250)
Development expenditure	10	(3,503)	(4,132)	(4,173)
Net cash flow from (used in) investing activities		(3,305)	(47,250)	(106,987)

Cash flow from financing activities
Proceeds from issues of equity instruments	19	-	170,871	82,630
Transaction costs on issue of equity instruments	19	-	(2,992)	(1,364)
Acquisition of treasury shares	19	-	(4,875)	(5,780)
Proceeds from loans and borrowings	13, 19	-	-	43,163
Payment of interests on loans and borrowings	23, 24	-	-	(1,184)
Repayment of loans and borrowings	13	(4,372)	(1,765)	(1,509)
Payment of lease liabilities	12	(5,659)	(2,293)	(2,755)
Net cash flow from (used in) financing activities		(10,031)	158,946	113,200

Net change in cash and cash equivalents		(1,683)	145,524	(38,248)

Cash and cash equivalents at beginning of period	20	34,181	33,207	177,873
Net foreign exchange difference		709	(857)	(137)
Cash and cash equivalents at end of period	20	33,207	177,873	139,487

The accompanying notes are an integral part of this financial statement.

NOTE 1.	CORPORATE INFORMATION

Opera Limited (the “Company” and “Parent”), with its office at Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands, is an exempted company under the laws of Cayman Islands. The address of the principal executive office is Vitaminveien 4, 0485 Oslo, Norway. The Company is listed on Nasdaq under the ticker symbol OPRA.

Opera Limited and its subsidiaries (the “Group”) has become a leading global internet brand with an engaged and growing base. Building on over 20 years of innovation, starting with its browser products, the Group is increasingly leveraging its brand as well as its user base in order to expand its offerings and its business. Today, the Group offers users across Europe, Africa and Asia a range of products and services that include PC and mobile browsers as well as AI-powered news reader Opera News and app-based microfinance solutions. Information on the Group’s structure is provided in Notes 4 and 26. Information on other related party relationships of the Group is provided in Note 28.

The consolidated financial statements of the Group for the year ended December 31, 2019 were authorized for issue in accordance with a resolution of the directors on April 30, 2020.

NOTE 2.	SIGNIFICANT ACCOUNTING POLICIES

2.1 Basis of preparation

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”).

The consolidated financial statements have been prepared on a historical cost basis, except for debt instruments, including loans to customers and preferred shares, and listed equity instruments that have been measured at fair value. The consolidated financial statements are presented in U.S. Dollars (US$) and all values are rounded to the nearest thousand (US$000), except when otherwise indicated. The subtotals and totals in some of the tables in the notes may not equal the sum of the amounts shown in the primary financial statements due to rounding.

The consolidated financial statements provide comparative information in respect of the previous two periods, except for the Statement of Financial Position and related disclosures, which provide comparative information as of December 31, 2018. Certain amounts in the comparable years have been restated to conform to current year presentation. In 2019, the Group reclassified items in the Statement of Financial Position, specifically Loans to customers, Inventories and Marketable securities. These items were not presented separately in the consolidated financial statements for the year ended December 31, 2018. The Group has not presented a third Statement of Financial Position as of January 1, 2018 due to the reclassifications not having material effects on the information in the statement at that date.

Expenses in the Statement of Operations are classified by nature, except for Cost of revenue, which includes expenses directly attributable to revenue. The combination of presentation by nature and function is made based on historical and industry factors, and the nature of the Group. See section for Cost of revenue below and Note 7 for more information on the nature of expenses included in Cost of revenue.

2.2 Basis of consolidation

The consolidated financial statements comprise the financial statements of Opera Limited and its subsidiaries. Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control of the subsidiary. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with an investee and has the ability to affect those returns through its power over the investee. Generally, there is a presumption that a majority of voting rights results in control. Specifically, the Group controls an investee if, and only if, the Group has:

●	power over the investee (i.e., existing and potential rights that give it the current ability to direct the relevant activities of the investee);
●	exposure, or rights, to variable returns from its involvement with the investee; and
●	the ability to use its power over the investee to affect its return.

If the Group loses control over a subsidiary, it derecognizes the related assets (including goodwill), liabilities, non-controlling interest and other components of equity, while any resultant gain or loss is recognized in profit or loss. Any investment retained is recognized at fair value.

2.3 Summary of significant accounting policies

Foreign currencies

The consolidated financial statements are presented in U.S. Dollars, which is also the functional currency of the parent company.

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

The assets and liabilities of entities within the Group with a functional currency which differs from the Group’s presentation currency, are translated using the currency exchange rates of the reporting date. Income and expense items are translated at average currency exchange rates for the respective period. The overall net foreign currency impact from translating assets, liabilities, income and expenses to U.S. Dollars is recognized in the Statement of Comprehensive Income as Exchange differences on translation of foreign operations.

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

The Group has invested in preferred shares in OPay and StarMaker, both entities classified as associates of the Group. These preferred shares represent a long-term interest that in substance form part of the net investment in the associates. Due to their characteristics the preferred shares are not equity instruments and do not give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding. Thus, the preferred shares are measured at fair value through profit or loss. The carrying amount of the preferred shares is presented as Investments in associates and joint ventures in the Statement of Financial Position, while changes in fair value is presented as Change in fair value of preferred shares in associates in the Statement of Operations. Losses recognized using the equity method in excess of the Group's investment in ordinary shares are applied to the other components of the entity's interest in the associates, including preferred shares, in the reverse order of their seniority (i.e., priority in liquidation).

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

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill is from the acquisition date allocated to the Group’s cash generating units (CGUs) that are expected to benefit from the transaction. Due to growth and expansion into new businesses in 2019, including microlending, management organized the Group into four operating segments effective from 2019: Browser and News, Fintech, Retail and Other. The goodwill and the trademark that previously was allocated to the Consumer business CGU was reallocated to the Browser and News CGU.

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

Depreciation and amortization of furniture, fixtures and equipment is recognized on a straight-line basis over the asset’s estimated useful life as follows:

●	Leasehold improvements: Up to 6 years.
●	Equipment: Up to 10 years.
●	Furniture and fixtures: Up to 5 years.

Residual values, useful lives and depreciation method are reviewed at each financial year-end and adjusted prospectively, if appropriate.

At the end of each reporting period, furniture, fixtures and equipment are assessed for any indications of impairment. If there are indications implying that an asset may be impaired, the recoverable amount is estimated. See below for accounting policies for impairment of non-financial assets.

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

Research costs are expensed as incurred. Development expenditures on an individual project are recognized as an intangible asset when the Group can demonstrate all of the following:

●	the technical feasibility of completing the intangible asset so that it will be available for use or sale;
●	its intention to complete the intangible asset and use or sell it;
●	its ability to use or sell the intangible asset;
●

how the intangible asset will generate probable future economic benefits. Among other things, the entity can demonstrate the existence of a market for the output of the intangible asset or the intangible asset itself or, if it is to be used internally, the usefulness of the intangible asset;

●	the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset;
●	its ability to measure reliably the expenditure attributable to the intangible asset during its development.

The cost of developing new features, together with significant and pervasive improvements of core platform functionality, are capitalized as development costs and amortized on a straight-line basis, generally over a period of up to 3 years. Intangible assets classified as technology acquired in the acquisition of Opera Norway AS (formerly Opera Software AS) in 2016 are amortized over 5 years.

Other engineering work related to research activities or ongoing product maintenance, such as “bug fixes”, updates needed to comply with changes in laws and regulations, or updates needed to keep pace with the latest trends, are expensed in the period they are incurred.

Intangible assets related to customer relationships, which result from business combinations, are measured at cost less accumulated amortization and impairment losses and are amortized over the estimated customer relationship period up to 15 years. Customer relationship and trademark assets are evaluated for impairment at least annually and more frequently when circumstances warrant.

Leases

At the commencement date of the lease (i.e., the date the underlying asset is available for use), the Group recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include:

●	Fixed payments (and payments that are fixed in substance) less any lease incentives.
●	Variable lease payments that depend on an index or a rate; and
●	Amounts expected to be paid under residual value guarantees.
●

The exercise price of any purchase option reasonably certain to be exercised by the Group, and payments of penalties for terminating a lease, if the lease term reflects the Group’s expectation of exercising the option to terminate.

Variable lease payments that do not depend on an index or a rate are recognized as expense in the period when the event or condition that triggers the payment occurs.

In calculating the present value of lease payments, the Group uses the estimated incremental borrowing rate at the lease commencement date unless the interest rate implicit in the lease is readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the lease payments (e.g., changes to future payments resulting from a change in an index or rate used to determine such lease payments), or a change in the assessment of an option to purchase the underlying asset.

The Group recognizes right-of-use assets at the commencement date of the lease. Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Unless the Group is reasonably certain to obtain ownership of the leased asset at the end of the lease term, the recognized right-of-use assets are depreciated on a straight-line basis over the shorter of its estimated useful life and the lease term. Right-of-use assets are subject to impairment.

The Group applies the short-term lease recognition exemption to its short-term leases of office properties and equipment. It also applies the lease of low-value assets recognition exemption to leases of office equipment that are considered of low value. Lease payments on short-term leases and leases of low-value assets are recognized as expense on a straight-line basis over the lease term.

Prior to the implementation of IFRS 16 Leases as of January 1, 2019, details of which are provided in Note 3, the Group applied IAS 17 Leases. In accordance with IAS 17, a lease was classified at the inception date as a finance lease or an operating lease. A lease that transferred substantially all the risks and rewards incidental to ownership to the Group was classified as a finance lease. Additional details about the accounting policies applied prior to 2019 are provided below.

Finance leases, which for the Group primarily were related to network server equipment, were capitalized at the commencement of the lease at the inception date fair value of the leased equipment or, if lower, at the present value of the minimum lease payments. Lease payments were apportioned between finance charges and reduction of the lease liability to achieve a constant rate of interest on the remaining balance of the liability. Finance charges were recognized in finance costs in the Statement of Operations.

A leased asset was depreciated over the useful life of the asset, consistent with the useful lives for furniture, fixtures and equipment disclosed above. However, if there was no reasonable certainty that the Group would obtain ownership by the end of the lease term, the asset was depreciated over the shorter of the estimated useful life of the asset and the lease term.

An operating lease was a lease other than a finance lease. Operating lease payments were recognized as an operating expense in the Statement of Operations on a straight-line basis over the lease term.

Financial assets

The Group has the following financial assets:

●	Loans and receivables: Trade receivables, loans to customers, other receivables, preferred shares and non-current financial assets.
●	Equity instruments: Holdings of publicly traded securities.

Initial recognition and measurement

Financial assets are classified, at initial recognition, as subsequently measured at amortized cost, fair value through other comprehensive income, or fair value through profit or loss. The Group did not have financial assets measured at fair value through other comprehensive income.

The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Group’s business model for managing them. Trade receivables that do not contain a significant financing component are initially measured at the transaction price determined in accordance with the accounting policies for revenue recognition (see below). All other financial assets are initially measured at their fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs. Transaction costs of financial assets measured at fair value through profit or loss are expensed when incurred.

In order for a financial asset to be classified and measured at amortized cost or fair value through other comprehensive income it needs to give rise to cash flows that are solely payments of principal and interest ("SPPI") on the principal amount outstanding. This assessment is performed at an instrument level. The Group’s business model for managing financial assets refers to how it manages its financial assets in order to generate cash flows. The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both. Financial assets are measured at amortized cost if the financial assets satisfy the SPPI criteria and are held within a business model whose objective is to collect the contractual cash flows. If the financial asset is held within a business model that is achieved by both collecting contractual cash flows and selling and which contain contractual terms that are SPPI, the assets are measured at fair value through other comprehensive income. Financial assets with cash flows that are not SPPI are classified and measured at fair value through profit or loss, irrespective of business model.

The microloans are held within a business model whose objective is to hold the assets and collect the contractual cash flows over the life of the instruments. There is no pattern of selling the loans, and the performance of the business is not measured at fair value for internal purposes. However, the Group has established a contractual obligation based on its business practices and external communication to limit the total amount of interest in the form of late fees to the amount of the principal and origination fee. This means that for overdue loans that are repaid after having reached such limit, the contractual cash flows are not payments of principal and interest on the principal amount outstanding. This is due to the interest amounts not being consideration for the time value of money. Consequently, the microloans are measured at fair value through profit or loss. In the Statement of Financial Position, the microloans are presented as Loans to customers.

Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the market place (regular way trades, such as publicly traded securities) are recognized on the trade date, i.e., the date that the Group commits to purchase or sell the asset.

Subsequent measurement at amortized cost

Financial assets at amortized cost are subsequently measured using the effective interest (EIR) method and are subject to impairment. Gains and losses are recognized in profit or loss when the asset is derecognized, modified or impaired.

The Group’s financial assets at amortized cost includes trade receivables, loans to associates and joint ventures and other loans. A receivable represents the Group’s right to an amount of consideration that is unconditional (i.e., only the passage of time is required before payment of the consideration is due).

Subsequent measurement at fair value through profit or loss

Financial assets at fair value through profit or loss are carried in the Statement of Financial Position at fair value with changes in fair value recognized in the Statement of Operations. This category includes loans to customers, listed equity instruments held for trading and preferred shares in OPay and StarMaker. Financial assets are classified as held for trading if they are acquired for the purpose of selling or repurchasing in the near term.

While microloans are measured at fair value through profit or loss, changes in fair value are disaggregated in the Statement of Operations into interest income (presented as revenue) and other changes in fair value (primarily driven by realized and expected cash shortfalls, i.e. credit losses). See section below on Revenue for information about accounting policies related to measurement of interest income from microloans. The net of interest income and other changes in fair value of loans to customers represents the change in fair value.

Derecognition

A financial asset is primarily derecognized when:

●	The rights to receive cash flows from the asset have expired; or
●

The Group has transferred its rights to receive cash flows from the asset and either (a) the Group has transferred substantially all the risks and rewards of the asset, or (b) the Group has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset

Financial liabilities

Financial liabilities of the Group comprise of loans, borrowings and payables, including interest bearing loans, lease liabilities, trade payables, other payables and other current and non-current financial liabilities.

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

Derecognition

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires

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

The Group bases its impairment calculation on detailed budgets and forecast calculations. These budgets and forecast calculations cover a period of one year. Because the length of the projection period for the cash flow forecast where a CGU has goodwill or intangible assets with indefinite lives is into perpetuity, we identify a “steady state” set of assumptions for the cash flows based on an approach where we estimate cash flows for the following four years and then using the estimated cash flows in the final year of estimation as the basis for the terminal value. A long-term growth rate is calculated and applied to project future cash flows after the projected period. See Note 10 for more information.

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

Fair value measurement

The Group measures certain financial assets and liabilities, as disclosed in Notes 5 and 16, at fair value at each reporting date.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

●	In the principal market for the asset or liability; or
●	In the absence of a principal market, in the most advantageous market for the asset or liability.

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

All assets and liabilities for which fair value is disclosed in the financial statements are categorized within the fair value hierarchy, based on the lowest level input that is significant to the fair value measurement as a whole:

●	Level 1: Quoted (unadjusted) market prices in active markets for identical assets or liabilities.
●	Level 2: Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable.
●	Level 3: Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

For the investments in listed equity instruments, quoted market prices in active markets for identical assets form the basis for fair value measurement.

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

Inventories

Inventories in the form of handsets and airtime are valued at the lower of cost and net realizable value. The costs of individual items of inventory are determined using weighted average costs. Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale.

Revenue

The Group has the following primary sources of revenue:

i.	Search
ii.	Advertising
iii.	Origination fees and interest (Fintech)
iv.	Airtime and handsets (Retail)
v.	Technology licensing and other revenue

All categories of revenue are within the scope of IFRS 15 Revenue from contracts with customers, except for origination fees and interest, which represent components of changes in fair value of microloans to customers.

Revenue from contracts with customers is recognized when control of the goods or services are transferred to the customer at an amount that reflects the consideration to which the Group expects to be entitled in exchange for those goods or services (the transaction price).

Prior to the implementation of IFRS 15 as of January 1, 2018, the Group recognized revenue to the extent that it was probable that the economic benefits would flow to the Group and the revenue could be reliably measured, regardless of when the payment was received. Revenue was measured at the fair value of the consideration received or receivable, taking into account contractually defined terms of payment and excluding taxes or duty. The sections below describe the accounting principles for revenue recognition in 2018 and 2019.

  Revenues from each of these categories are recognized as follows:

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

iii.	Origination fees and interest

The Group provides instant app-based microloans to customers in exchange for an origination fee that remains fixed regardless of any early repayment. The origination fee is compensation for the credit risk and time value of money. Additional fees in the form of interest accrues only if and after a loan is not repaid by its due date.

While loans to customers are classified as financial assets measured at fair value through profit or loss, the Group disaggregates changes in fair value into interest income and credit losses in the Statement of Operation. Interest income, classified as revenue, is recognized when the interest is accrued based on the effective interest rate – the rate that at inception exactly discounts the estimated contractual future cash receipts through the expected life of the loans to the disbursed amount.

iv.	Airtime and handsets

The Retail segment includes sale of handsets, prepaid airtime and data to consumers and wholesalers. Revenue is recognized when the contracted good or service is transferred to the customer, after which the Group does not have any remaining obligations, except for a potential obligation to provide refunds customers in some arrangements if certain criteria are met. This right of refund creates variability in the transaction price. The amount of revenue recognized includes variable consideration to which we expect to be entitled. In 2019, customers’ right of refund did not materially impact the amount of revenue recognized. The Group updates its estimates of refund liabilities (and the corresponding change in the transaction price) at the end of each reporting period.

The Group has concluded that it is a principal for all its existing arrangements with customers classified as retail, based on the factors discussed above for Advertising revenue. Although other parties are involved in the supply of the contracted good or service to the customer, Opera controls the contracted good or service before it is transferred.

v.	Technology licensing and other revenue

Technology licensing and other revenue include other revenues that are not generated by the Group’s user base, such as revenues from providing professional services, from device manufacturers and mobile communication operators. We generate such revenue from licensing of our proprietary compression technology and providing related maintenance, supporting and hosting services to third parties, as well as providing professional services, and enabling customized browser configurations to mobile operators. We also generate such revenue from providing development and managerial services to certain equity-accounted investees.

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

Other income

Other income is income which is not related to the Group’s ordinary activities and is presented net of associated costs. In 2017, other income included net gain from sale of certain fixed and intangible assets.

Cost of revenue

Cost of revenue comprises the fintech cost categories of transaction and communication platform expenses, as well as third party credit scoring, data and risk control costs, as well as the cost of handsets and airtime sold to customers. It also includes revenue shares to content creators on our Opera News platform, and payments to publishers and monetization partners, including the costs of any platform or collection service used to facilitate subscription services where the Group is the principal of the transaction. Payments to publishers and monetization partners typically consist of fees based upon a percentage of relevant revenues, such as publishers providing content in which the Group delivers mobile ads or operators facilitating payments of Opera branded services. Cost of revenue also includes expenses directly attributable to revenue recognized in the period, such as employee benefits for individuals who provided maintenance, support, and managerial services to customers for which revenue was recognized. The Group recognizes such costs at the same time it recognizes the associated revenue.

Personnel expenses

Personnel expenses, other than share-based payments to employees, include short-term employee benefits, such as wages, salaries and social security contributions, paid annual leave and paid sick leave, performance-based bonuses and non-monetary benefits. It also includes expenses related to defined contribution schemes provided to employees as post-employment benefit. Expenses related to certain outsourced services, primarily sales, debt collection and customer support, are classified as personnel expenses if the nature of the arrangement is that the Group is functioning as the employer. Personnel expenses are recognized at the undiscounted amount due to the employees or the de-facto employees when these have rendered service to the Group or when the liability otherwise arises.

Income taxes

Income tax expense consists of the sum of (i) current year income taxes payable plus (ii) the change in deferred taxes and liabilities, except if income taxes relate to items recognized in other comprehensive income, in which case it is recognized in other comprehensive income.

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

2.4 Significant accounting estimates, judgments and assumptions

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

Control over Opera Limited

In 2018, in connection with the Group’s acquisition of TenSpot Pesa Limited, the Group concluded that Opera Limited was controlled by its Chairman and CEO. Since the Group’s Chairman and CEO also controlled TenSpot Pesa Limited, the business combination occurred under common control. The determination that Opera Limited was controlled by its Chairman and CEO was based on significant judgment. The Chairman and CEO’s ownership interest and voting rights were established by his control of Keeneyes Future Holding Inc and Kunlun Tech Limited, a subsidiary of Beijing Kunlun Tech Co. Ltd. Although the Chairman and CEO did not hold a majority of the shares and voting rights in the latter, the Group concluded that he had de facto control over that entity based on his practical ability to direct the relevant activities unilaterally. This was based on him being the largest holder of voting rights in Beijing Kunlun Tech Co. Ltd, effectively controlling 33.77% of the voting rights directly. The history of voting in general meetings for Beijing Kunlun Tech Co. Ltd demonstrated that the Group’s Chairman and CEO controlled significantly more than 50% of the shares registered to vote. The remaining shares in Beijing Kunlun Tech Co. Ltd were widely dispersed among a large number of other shareholders.

Significant influence over OPay and basis for accounting of investment

The Group determined that it has significant influence over OPay Limited even though it was diluted in 2019 from holding 19.9% to 13.1% of the voting rights in the company and did not have a direct representation on the board of directors. In determining that it has significant influence, the Group considered the influence its chairman and CEO is capable of exercising on its behalf. The Group’s chairman and CEO is also the chairman and CEO of OPay, though appointed as a representative of a personal investment entity, which also is an investor in OPay. Based on the assessment that the chairman and CEO of the Group is capable of exercising significant influence in OPay on behalf of the Group, it was determined that it has power to participate in the financial and operating policy decisions of OPay and thus the investment was classified as an associate.

In 2019, the Group acquired preferred shares in OPay, as disclosed in Notes 16 and 27. While the preferred shares have characteristics similar to equity instruments, the Group determined that the rights and benefits inherent in the preferred shares, including redemption rights and liquidation preference, entail that they in substance are debt instruments. Consequently, the Group classified the preferred shares as financial instruments measured at fair value through profit or loss. The carrying amount of the preferred shares is part of the Group’s net investment in OPay. The Group applied significant judgment in determining the share of net income (loss) to be recognized under the equity method. The Group considered the rights and benefits of all classes of shares issued by OPay and determined that the Group's share was to be calculated based on its number of ordinary shares relative to the total number of shares outstanding, including preferred shares, opposed to only the total number of ordinary shares outstanding.

Fair value of preferred shares in associates

The Group has invested in preferred shares in OPay and StarMaker, both entities classified as associates of the Group. These preferred shares represent a long-term interest that in substance form part of the net investment in the associates. Due to their characteristics the preferred shares are not equity instruments and do not give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding. Thus, the preferred shares are measured at fair value through profit or loss.

The fair values of preferred shares in OPay and StarMaker as of December 31, 2019 were measured using methods and techniques that reflect the economic rights and benefits of the preferred shares. These rights and benefits include redemption rights and liquidation preferences. A combination of the following three valuation methods was used to estimate the fair value of the preferred shares: Probability weighted expected return model (“PWERM”); Option pricing model (“OPM”); and Current value method (“CV”). These models build on estimates, such as discount for lack of marketability and the fair value of equity in OPay and StarMaker. Moreover, the PWERM model is based on estimates for future scenarios and outcomes, including sale transactions, initial public offering, dissolution, and redemption. More details on the models and input are provided in Note 16.

Fair value of microloans

Microloans are measured at fair value through profit or loss. Fair value is estimated by discounting projected future cash flows to their present value using the credit-adjusted effective interest rate, determined as at the date loans were granted. This method is deemed appropriate for estimating fair value due to the short duration of the loans and the amounts of origination fees and interest reflecting market rates at the point in time when the loans were granted. The credit-adjusted effective interest rate reflects the risk of defaulted payment. The total cash flows (both principal, origination fees and interest) expected to be collected are regularly reviewed. The impact of changes in expected cash flows is adjusted in the carrying amount of Loans to customers and is, together with the difference between the realized and expected cash flow of the period, recognized in the Statement of Operations as Revenue or Other changes in fair value of loans to customers. The underlying estimates for future cash flows, which form the basis for revenue recognition, depends on variables such as the ability to contact the debtor and reach an agreement, timing of cash flows, general economic environment, and statutory regulations. Events or changes in assumptions and management’s judgment will affect the recognition of revenue in the period.

Provision for expected credit losses

For trade receivables and other financial assets measured at amortized cost, a loss allowance is recognized based on lifetime expected credit losses.

For trade receivables, the Group makes specific loss provisions at the level of specific customer invoices where information exists that management can utilize in its determination of credit risk. For trade receivables where no specific risk information is identified, the Group uses a provision matrix that is based on the nature of the receivable, location of its invoicing and the age of the invoice relative to its due date, reflecting its historical credit loss experience and adjusting for forward-looking factors specific to the debtors and the economic environment. See Note 21 for more information.

Collectability of consideration from Powerbets

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

In 2019, the Group recognized US$2,210 thousand of revenue from contracts with Powerbets (2018: US$4,369 thousand and 2017: US$0). As of December 31, 2019, the total amount of outstanding trade receivables due from Powerbets was US$6,579 thousand, compared to US$4,369 thousand as of December 31, 2018.

In assessing whether the collectability criterion was met for contracts with Powerbets, management considered the likelihood of and timing for when Powerbets will start generating net cash inflows from its operating activities and other factors that are relevant in assessing the timing of revenue recognition and collectability of related accounts receivable. See Notes 21, 27 and 28 for more information.

As of December 31, 2019, the Group estimated the lifetime expected credit losses on the receivables due from Powerbets for the purpose of recognizing a loss allowance. In estimating the cash flows the Group expects to receive, it considered a range of possible outcomes, which were assigned weights based on probabilities. Possible outcomes included scenarios in which Powerbets starts generating sufficient cash flows from its operating activities to settle the receivables and capital contributions from new investors in the company.

Impairment of non-financial assets

Impairment exists when the carrying value of an asset or cash generating unit exceeds its recoverable amount, which is the higher of its fair value less costs of disposal and its value in use. The Group tested the Browser and News CGU, which includes goodwill and the Opera brand (“Trademark”), for impairment as of December 31, 2019, based on an estimate of its value in use. The value in use calculation is based on a discounted cash flow (“DCF”) model. It requires management to estimate future cash flows expected to arise from the CGU using a suitable discount rate. The key assumptions in determining the value in use are the expected future cash flows, long-term growth rate and the discount rate. The key assumptions, including a sensitivity analysis, are disclosed in Note 10.

Share-based payments

The Group has established an employee equity plan to provide long-term incentives for its employees.

Estimating fair value for share-based awards requires an assessment of an appropriate valuation model, which depends on the terms and conditions of the grant. The estimate also requires an assessment of the most appropriate inputs to the valuation model including grant date fair value of the underlying equity, the expected life of the grant, volatility and dividend yield. Assumptions and models used for current grants are disclosed in Note 6.

When applicable, employer social security costs are accrued over the vesting period of each award, based on the award’s intrinsic value of the underlying equity interest as of the reporting date.

Both periodic equity costs and social security cost accruals are adjusted for estimated forfeitures.

Capitalized development costs

The Group capitalizes expenditure incurred in the development of new products and services. Initial capitalization of expenditure is based on management’s judgment that the project meets all of the six criteria discussed above in the accounting policy for intangible assets. Assessing if and when all of these criteria are met is based on judgment, which takes into account past experiences and expectations about the technical ability to complete the asset as intended

The Group periodically, and when circumstances warrant, reviews capitalized costs to evaluate whether there are indicators of impairment for individual assets. If indicators of impairment are identified, the Group tests the asset or CGU to which it is included for impairment in accordance with the principles discussed above. In the event the Group abandons a development project, the asset is written off immediately. See Note 10 for more information.

NOTE 3.	CHANGES IN ACCOUNTING POLICIES AND DISCLOSURES

3.1 New standards, interpretations and amendments adopted by the Group

The accounting policies adopted in the preparation of the consolidated financial statements are consistent with those applied in the preparation of the Group’s annual consolidated financial statements for the year ended December 31, 2018, except for the adoption of IFRS 16 Leases, as outlined below, and a change in accounting policy for expenditure related to software as a service ("SaaS") cloud computing arrangement. Prior to 2019, the Group capitalized expenditure related to implementation of SaaS arrangement, while under the amended policy, such expenditure is expensed when incurred. The change in accounting policy for SaaS arrangement had an immaterial impact on the Group’s consolidated financial statements. Several other amendments and interpretations apply for the first time in 2019 but did not have a material impact on the consolidated financial statements of the Group. The Group has not early adopted standards, interpretations or amendments that have been issued but is not yet effective. See Note 2 for information about the Group’s accounting policies.

IFRS 16 Leases

The Group adopted IFRS 16 Leases retrospectively as of January 1, 2019 with the cumulative effect of initially applying the standard recognized as an adjustment to the opening balance of Retained earnings at that date. Comparative information has not been restated.

For leases which had previously been classified as operating leases under the principles of IAS 17, the lease liability upon adoption of IFRS 16 was measured as the present value of the remaining lease payments, discounted using the lessee’s estimated incremental borrowing rate as of January 1, 2019. The incremental borrowing rate is the rate of interest that a lessee would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment. The Group used a single discount rate to a portfolio of leases with reasonably similar characteristics. The incremental borrowing rate was estimated based on yields for government bonds denominated in the same currency as the lease payments and a credit risk premium. The discount rates were in the range 2.15% to 12.3%, where the variance is primarily explained by the currencies in which the lease payments are denominated in. The right-of-use asset was recognized at the amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments relating to that lease recognized in the Statement of Financial Position immediately before the date of initial application.

For leases that were classified as finance leases applying IAS 17, the carrying amounts of the right-of-use asset and the lease liability at January 1, 2019 were the carrying amounts of the lease asset and lease liability immediately before that date measured applying IAS 17.

[US$ thousands]	As of January 1, 2019
Measurement of lease liabilities
Operating lease commitments disclosed as of December 31, 2018	7,790
Discounted using the lessee’s incremental borrowing rate (4%) of at the date of initial application	7,202
Add: adjustments as a result of a different treatment of extension and termination options	7,533
Add: finance lease liabilities recognized as of December 31, 2018	234
Lease liability recognized as of January 1, 2019	14,969

The Group elected to apply the recognition exemptions for short-term leases (i.e., those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option), and leases for which the underlying asset is of low value. These exemptions are applied to short-term office leases, and leases of office equipment, including printers and photocopying machines. Non-lease components, such as maintenance and supply of utilities, are accounted for separately from lease components.

The Statement of Financial Position increase (decrease) as of January 1, 2019:

[US$ thousands]	As of January 1, 2019
Assets
Furniture, fixtures and equipment	14,969

Liabilities
Non-current lease liabilities and other loans	10,709
Current lease liabilities and other loans	4,260
Other current liabilities	(64)
Net impact on equity	64

The net impact on the Group’s equity as of January 1, 2019 was due to the derecognition of an accrued liability related to a period of free rent of an office space, which was accounted for as a lease incentive under IAS 17 and SIC 15.

3.2 New standards, interpretations and amendments not yet effective

New and amended IFRSs, interpretations and amendments, which have been published but are not effective as of December 31, 2019, are not expected to have a material impact on the consolidated financial statements upon adoption. As of January 1, 2020, the amendments disclosed below became effective. These could impact the Group’s consolidated financial statements for future periods.

Amendments to IFRS 3: Definition of a Business

The IASB has issued amendments to the definition of a business in IFRS 3 Business Combinations to help entities determine whether an acquired set of activities and assets is a business or not. The amendments clarify the minimum requirements for a business, remove the assessment of whether market participants are capable of replacing any missing elements, add guidance to help entities assess whether an acquired process is substantive, narrow the definitions of a business and of outputs, and introduce an optional fair value concentration test. Since the amendments apply prospectively to transactions or other events that occur on or after the date of first application, the Group will not be affected by these amendments on the date of transition. The Group adopted the amendments on January 1, 2020.

Amendments to IAS 1 and IAS 8: Definition of Material

IAS 1 Presentation of Financial Statements and IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors have been amended by the IASB to align the definition of “material” across the standards and to clarify certain aspects of the definition. The new definition states that, “Information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements, which provide financial information about a specific reporting entity.” The amendments to the definition of material is not expected to have a significant impact on the Group’s consolidated financial statements. The Group adopted the amendments prospectively on January 1, 2020.

NOTE 4.	SEGMENT AND REVENUE INFORMATION

For management reporting purposes, the Group is organized into business units based on its products and services and has four reportable segments, as follows:

●	Browser and News
●	Fintech
●	Retail
●	Other

In prior periods, the Group had one operating segment. The change in 2019 follows the Group’s expansion and growth into new businesses including microlending, and related changes to how financial information is reviewed by the Group’s chief operating decision maker (the “CODM”).

An operating segment captures relatively distinct business activities from which the Group earns revenue and incurs expenses. Furthermore, the segments’ operating results are regularly reviewed by the CODM to make decisions about resources to be allocated to the various business activities and to assess performance. Management has determined that the CEO, who is also the Chairman of the Board, is the Group’s CODM.

The operating and reportable segments are based on the Group’s main categories of products and services. The segment profit or loss is the Contribution by segment, which is calculated as revenue, less (i) cost of revenue, (ii) marketing and distribution expense, and (iii) credit loss expense.

The Browser and News segment includes the Group’s PC and mobile browser business as well as the Opera News platform, both as leveraged within the Group’s browsers and as made available through standalone apps. These products, which have similar characteristics and are often closely bundled, generate search and advertising revenue for the Group. The Fintech segment relates to app-based microfinance services that offer instant credit to approved borrowers. The retail segment includes sale of handsets, prepaid airtime, and data to consumers and wholesalers. The segment Other includes licensing of the Group’s proprietary technology to third parties, including related maintenance, support and hosting services, providing professional services, and providing customized browser configurations to mobile operators.

[US$ thousands]	Year ended December 31, 2017
Segments	Browser and News	Fintech	Retail	Other	Total
Revenue
Revenue from contracts with customers	109,239	-	-	19,653	128,892
Total revenue	109,239	-	-	19,653	128,892

Cost of revenue	(1,303)	-	-	(2,666)	(3,969)
Marketing and distribution expenses	(30,971)	-	-	-	(30,971)
Credit loss expense (1)	(1,837)	-	-	-	(1,837)
Direct expenses	(34,111)	-	-	(2,666)	(36,777)
					-
Contribution by segment	75,128	-	-	16,987	92,115

[US$ thousands]	Year ended December 31, 2018
Segments	Browser and News	Fintech	Retail	Other	Total
Revenue
Revenue from contracts with customers	138,444	-	9,287	22,890	170,621
Other revenue	-	1,655	-	-	1,655
Total revenue	138,444	1,655	9,287	22,890	172,276

Cost of revenue	(3,637)	(428)	(9,096)	(6,848)	(20,009)
Marketing and distribution expenses	(31,336)	(45)	-	-	(31,381)
Credit loss expense (1)	678	(528)	-	-	150
Direct expenses	(34,295)	(1,001)	(9,096)	(6,848)	(51,240)

Contribution by segment	104,149	654	191	16,042	121,036

[US$ thousands]	Year ended December 31, 2019
Segments	Browser and News	Fintech	Retail	Other	Total
Revenue
Revenue from contracts with customers	154,968	-	29,802	21,712	206,482
Other revenue	-	128,373	-	-	128,373
Total revenue	154,968	128,373	29,802	21,712	334,855

Cost of revenue	(2,642)	(29,759)	(29,836)	(11,754)	(73,991)
Marketing and distribution expenses	(64,685)	(8,464)	-	-	(73,150)
Credit loss expense (1)	(577)	(54,302)	-	-	(54,879)
Direct expenses	(67,904)	(92,525)	(29,836)	(11,754)	(202,019)
					-
Contribution by segment	87,064	35,848	(34)	9,958	132,835

(1) For the Browser and News segment, Credit loss expense in the segment reporting is consistent with Credit loss expense in the Statement of Operations, while for the Fintech segment, Credit loss expense is consistent with Other changes in fair value of loans to customers in the Statement of Operations.

Other income, personnel expenses, depreciation and amortization, share of net income (loss) of associates and joint ventures, change in fair value of preferred shares in associates, finance income and expense, net foreign exchange gain (loss), income tax expense and other expenses are not allocated to those segments as they are managed and monitored on a group basis.

[US$ thousands]	Year ended December 31,
Reconciliation	2017	2018	2019
Contribution by segment	92,115	121,036	132,835
Other income	5,460	-	-
Personnel expenses including share-based remuneration	(42,134)	(34,683)	(61,029)
Depreciation and amortization	(16,604)	(12,694)	(18,933)
Other expenses	(25,359)	(28,359)	(32,210)
Restructuring costs	(3,240)	-	-
Share of net income (loss) of associates and joint ventures	(1,670)	(3,248)	(3,818)
Change in fair value of preferred shares in associates	-	-	37,900
Finance income	1,054	1,637	10,530
Finance expense	(238)	(1,695)	(1,505)
Net foreign exchange gains (losses)	(1,881)	(354)	(269)
Net income (loss) before income taxes	7,504	41,641	63,500

Revenue

Set out below is the disaggregation of the Group’s revenue from contracts with customers. Origination fees and late interest from loans to customers are also presented as revenue in the Statement of Operations.

[US$ thousands]	Year ended December 31, 2017
Segments	Browser and News	Fintech	Retail	Other	Total
Type of goods or service
Search	68,192	-	-	-	68,192
Advertising	41,047	-	-	-	41,047
Airtime and handsets	-	-	-	-	-
Technology licensing and other revenue (1)	-	-	-	19,653	19,653
Total revenue from contracts with customers	109,239	-	-	19,653	128,892
Origination fees and late interest	-	-	-	-	-
Total revenue	109,239	-	-	19,653	128,892

[US$ thousands]	Year ended December 31, 2018
Segments	Browser and News	Fintech	Retail	Other	Total
Type of goods or service
Search	80,204	-	-	-	80,204
Advertising	58,240	-	-	-	58,240
Airtime and handsets	-	-	9,287	-	9,287
Technology licensing and other revenue (1)	-	-	-	22,890	22,890
Total revenue from contracts with customers	138,444	-	9,287	22,890	170,621
Origination fees and late interest	-	1,655	-		1,655
Total revenue	138,444	1,655	9,287	22,890	172,276

[US$ thousands]	Year ended December 31, 2019
Segments	Browser and News	Fintech	Retail	Other	Total
Type of goods or service
Search	86,155	-	-	-	86,155
Advertising	68,813	-	-	-	68,813
Airtime and handsets	-	-	29,802	-	29,802
Technology licensing and other revenue (1)	-	-	-	21,712	21,712
Total revenue from contracts with customers	154,968	-	29,802	21,712	206,482
Origination fees and late interest	-	128,373	-	-	128,373
Total revenue	154,968	128,373	29,802	21,712	334,855

(1) Technology licensing and other revenue in 2019 include US$18,632 thousand related to professional services provided to associates and other related parties of the Group (2018: US$18,319 thousand and 2017: US$3,216 thousand).

The table below presents the revenue by customer location.

[US$ thousands]	Year ended December 31,
Revenue by customer location	2017	2018	2019
Ireland	63,152	76,791	81,637
Russia	18,251	17,356	17,265
India	-	1,549	98,504
Kenya	-	3,426	35,086
Other (1)	47,490	73,154	102,363
Total	128,893	172,276	334,855

(1) No other individual country exceeded 10% of total revenue.

Revenue by country is based upon the customers' countries of domicile, which is not necessarily an indication of where activities occur because the end-users of the Group's products are located worldwide.

The Group has two customer groups that each has exceeded 10% of the Group's revenue in the periods below.

[US$ thousands]	Year ended December 31,
Customer groups	2017	2018	2019
Customer group 1	55,685	67,882	74,572
Customer group 2	16,604	17,017	17,758

Revenue from Customer group 1 includes both search and advertising services, while revenue from Customer group 2 includes only search services.

Other income

During 2017, the Group entered into a set of agreements with one customer that included a sale of intellectual property, which had embedded technology licensed from Otello Corporation ASA, and certain time-restricted hosting services. The sale of intellectual property (IP), net of associated costs and the book value of the divested IP, and the costs of external technology required to enable the intellectual property to be transferred, is presented net as Other Income. Revenue related to the licensing of the Group's own IP and the revenues from hosting services are included in the Technology Licensing and other category

[US$ thousands]	Year ended December 31,
Other income	2017	2018	2019
Proceeds allocated to divestment of IP	7,800	-	-
Cost of technology license obtained from Otello Corporation ASA	(2,000)	-	-
Book value of associated capitalized development costs	(256)	-	-
Legal fees related to the divestment process	(84)	-	-
Total	5,460	-	-

NOTE 5.	LOANS TO CUSTOMERS

The Group engages in microlending in several developing countries, including Kenya and India. In 2019, the Group provided loans to customers with a relatively short duration, up to 365 days, in exchange for an origination fee that remained fixed regardless of any early repayment. The average duration for microloans provided in 2019 was 15 days. Additional fees in the form of interest, limited to the sum of the principal and origination fee, is accrued only if and after a loan was not repaid by its due date.

The fair value of microloans is presented in the Statement of Financial Position as Loans to customers. In the Statement of Operations, changes in fair value are disaggregated into Revenue and Other changes in fair value of loans to customers. While fair value of loans to customers is estimated as the present value of expected cash flows discounted by the credit-adjusted effective interest rate, the amount of revenue recognized related to origination fees and interest is measured based on the effective interest rate method. The amount of Other changes in fair value of loans to customers, presented as credit loss expense in the segment reporting in Note 4, is the difference between the fair value at inception or the beginning of the period and the fair value at the end of the period, less cash flows received in the period and interest revenue. Other changes in fair value of loans to customers consist primarily of changes in fair value of expected cash flows.

See Note 18 for information on the Group’s exposure to credit risk and its policies for managing that risk.

The following tables present detailed financial information related to the microloans to customers:

	Loans to customers	Loans to customers	Loans to customers	Loans to customers
[US$ thousands] Statement of Financial Position as of December 31, 2018	not yet overdue	overdue 1-30 days	overdue 31-90 days	overdue >90 days	Total
Disbursed amounts	1,520	503	235	310	2,568
Accumulated interest revenue	247	223	276	400	1,146
Accumulated credit loss expense (1)	-	(91)	(99)	(337)	(528)
Accumulated partial repayments	(6)	(37)	(34)	(18)	(95)
Net loans to customers	1,762	598	378	355	3,092

	Loans to customers	Loans to customers	Loans to customers	Loans to customers
[US$ thousands] Statement of Financial Position as of December 31, 2019	not yet overdue	overdue 1-30 days	overdue 31-90 days	overdue >90 days	Total
Disbursed amounts	88,271	10,350	13,462	20,335	132,418
Accumulated interest revenue	5,101	2,017	3,390	6,830	17,338
Accumulated credit loss expense (1)	(4,754)	(8,629)	(15,950)	(24,969)	(54,302)
Accumulated partial repayments	(30)	(137)	(300)	(1,375)	(1,843)
Net loans to customers	88,588	3,601	602	325	93,115

(1) Accumulated credit loss expense is part of Other changes in fair value of loans to customers in the Statement of Operations.

[US$ thousands]	Year ended December 31,
Statement of Operations	2017	2018	2019
Origination fees and late interest	-	1,655	128,373
Other changes in fair value of loans to customers	-	(528)	(54,431)
Net change in fair value of loans to customers	-	1,127	74,071

[US$ thousands]	Year-ended December 31,
Reconciliation of fair value measurement of loans to customers	2018	2019
As of January 1	-	3,092
Disbursements	9,728	856,883
Interest revenue	1,655	128,373
Other changes in fair value	(528)	(54,302)
Repayments	(8,840)	(840,003)
Other movements	1,077	(928)
As of December 31	3,092	93,115

Fair value measurement

The fair value of microloans is estimated as the present value of expected cash flows discounted by the credit-adjusted effective interest rate. The fair value is a level 3 measurement. Future expected cash flows are estimated based on historic data and management overlay when necessary to reflect current expectations.

In the Group’s fair value model, each individual loan is designated into groups of loans where each group of loans has a corresponding recovery curve. The recovery curve reflects the expected cash flows for that group of loans and is constructed based on the observed historic data for loans with similar characteristics (e.g., to a first-time borrower or a returning borrower, disbursed amounts, loan term (maturity) and actual repayments). As the loan progresses and the Group obtains payment data (behavior data) on the customer, the contract remains in its current loan group or switch to the loan group whose recovery curve is most aligned with the observed payment history for that specific contract. Based on accumulated data, Opera has no reasonable expectation of receiving cash flows subsequent to 180 days after maturity, and consequently do not include any expected cash flow after 180 days past due in the estimation of fair value.

A basic premise applied for the initial and subsequent measurement of fair value is that each loan is issued without the creation of a gain or loss on issue. Thus, at initial recognition, the fair value of the loan, being the net present value of expected future cash flows, equals the cash flows disbursed when issuing the loan. Due to the short duration of the loan, the credit adjusted effective interest rate, that resulted in no gain or loss at inception, is kept constant when measuring the fair value of the loan for the remaining of the duration of the loan.

Due to the short duration of the microloans, the most significant factor when evaluating the loans is the estimation of future expected cash flows (the recovery curve). The estimate of fair value is also sensitive to the discount rate.

A 10% increase in the expected future cash flows would result in the fair value of the loans to customers being US$101,641 thousand, while a 10% decrease would result in the fair value being US$84,589 thousand. If the annualized discount rate was 100 percentage points higher, the fair value would be US$92,933 thousand, and if the annualized discount rate was 100 percentage points lower, the fair value would be US$93,348 thousand.

See Note 16 for additional details.

NOTE 6.	PERSONNEL EXPENSES INCLUDING SHARE-BASED REMUNERATION

The table below specifies the amounts of personnel expenses including share-based remuneration. The amount of personnel expenses presented as cost of revenue is specified in Note 7.

[US$ thousands]	Year ended December 31,
Personnel expenses including share-based remuneration	2017	2018	2019
Salaries incl. bonuses	23,714	20,412	34,186
Social security cost, excluding amounts related to share-based remuneration	4,235	3,428	3,777
External temporary hires	686	1,687	8,159
Defined-contribution pension cost	2,068	2,066	3,616
Other personnel related expenses	1,935	2,244	5,364
Personnel expenses excluding share-based remuneration	32,638	29,836	55,101
Share-based remuneration, including related social security costs	9,496	4,846	5,928
Total	42,134	34,683	61,029

The amount of expensed versus capitalized development cost is detailed in the following table:

[US$ thousands]	Year ended December 31,
Research and development expenditure	2017	2018	2019
Total research and development expenditure	23,386	26,418	34,143
Less: Capitalized development expenditure excluded from personnel expenses	3,503	4,545	4,056
Net expensed research and development expenditure	19,883	21,873	30,087

The table below specifies the amount of compensation to key management personnel, which include Officers and Directors of the Group:

[US$ thousands]	Year ended December 31,
Compensation of key management personnel	2017	2018	2019
Short-term employee benefits	946	843	2,121
Post-employment and medical benefits	47	57	59
Share-based payment transactions	-	621	536
Total	993	1,521	2,716

The amounts disclosed as short-term benefits in the table above are the amounts recognized as an expense during the reporting period. In 2019, the Chairman and CEO started receiving remuneration from the Group. The cost of equity grants to Officers that vested in 2019 was $536 thousand, compared to US$621 thousand in 2018. No equity grants vested in 2017. No loans have been granted and no guarantees have been issued to key management personnel. Key management personnel do not have any agreements for compensation upon termination or change of employment or directorship.

Share-based remuneration

On April 7, 2017 the Group adopted an RSU (Restricted Share Unit) plan for employees of the Group. The program was transferred to the Group’s new parent company, Opera Limited, in connection with the Group’s IPO in 2018. Awards equal to 10% of the equity of the Company are made available for grants.

The program was established with an assumption that there would be 500 million shares in the ultimate issuer entity. Opera Limited was set up with 200 million shares, resulting in a conversion ratio of 0.4 from the count of RSUs granted to the ultimate shares to be delivered. As each traded ADS represents two shares, the reported grants have been further adjusted by a factor of 0.5.

On January 10, 2019, the Group amended and restated its share incentive plan. The plan was adopted for the purpose of rewarding, attracting and retaining employees of the Group. Under the amended plan, a total of 20,000,000 ordinary shares are issuable to employees, corresponding to 10,000,000 ADSs. For the purpose of these consolidated financial statements, all counts of RSUs and options, as well as per-unit values, are communicated as converted to ADS equivalent units.

In 2019, grants were made in the months of March, June, September, November and December. The average vesting schedule for the majority of 2019 grants were 16%, 22%, 28%, 34% on January 1 in each of the years 2020-2023.

The equity unit value applied for the 2019 grants was determined based on the market value of the Company on the date of each grant. The fair value for RSUs granted was determined by Monte Carlo simulation, while the fair value of options was determined based on the Black-Scholes model, as specified below. The table presents the weighted average values across grants within each category of equity award instruments. The equity cost of each award is recognized on a straight-line basis over the vesting period.

The Group accrues for relevant social security costs based on the most recent available measure of the equity value, with the same straight-line recognition over the vesting period. As of December 31, 2019, social security cost was accrued based on the period-end market value of the Company, and corresponded to US$1,050 thousand. The full amount of social security payable on grants outstanding at period end, assuming all grants become exercisable at the current period-end market value of the Company, amounts to US$1,442 thousand.

The expense recognized for the employee services received is shown in the following table:

[US$ thousands]	Year ended December 31,
Expense from share-based payment transactions	2017	2018	2019
Expense arising from equity-settled share-based payment transactions (1)	9,496	4,846	5,928
Expense arising from cash-settled share-based payment transactions	-	-	-
Total	9,496	4,846	5,928

(1) Including accrued social security cost.

Movements during the period: Number of RSUs and options as expressed in equivalent ADSs:

	Year ended December 31,
RSUs	2018	2019
Outstanding at period start	3,882,600	4,244,132
Granted during the period	516,000	1,019,000
Forfeited during the period	(154,468)	(550,700)
Exercised during the period	-	(1,728,492)
Expired during the period	-	-
Outstanding at period end	4,244,132	2,983,940

	Year ended December 31,
Options	2018	2019
Outstanding at period start	-	-
Granted during the period	-	150,000
Forfeited during the period	-	-
Exercised during the period	-	-
Expired during the period	-	-
Outstanding at period end	-	150,000

The weighted average remaining vesting period for the equity instruments outstanding as of December 31, 2019 was 0.95 years (December 31, 2018: 0.97 years). On January 1, 2020, 1,130,000 RSUs and 30,000 options became exercisable, with no exercise price for the RSUs and $7.42 exercise price for the options.

Fair value measurement per awarded equity unit as converted to ADS equivalent:

	2018 RSU grants: RSU valuation input	2019 RSU grants: RSU valuation input	2019 RSU grants: Option valuation input
Equity unit price valuation ($)	7.75	9.09 (3)	7.42
Model Used	Monte Carlo	Monte Carlo	Black-Scholes
Expected Volatility (%) (1), (2)	35.28%	40.00%	40%
Risk free interest rate (%) (1)	2.43%	1.70%	2.43%
Dividend Yield (%)	0%	0%	0%
Duration of initial simulation period (years to longstop date)	4.73	3.16	4.81
Duration of second simulation period with postponed exercise (years)	3.00	3.00	N/A
Fair value at the measurement date ($)	7.12	8.92	2.36

(1) Specified value is 4 years (modelled on yearly basis).

(2) Based on a defined peer group of companies considered comparable to the Group.

(3) Weighted average equity unit price valuation of all grants in 2019.

NOTE 7.	COST OF REVENUE

The table below specifies the nature of expenses presented as Cost of revenue.

[US$ thousands]	Year ended December 31,
Cost of revenue	2017	2018	2019
Payouts to publishers and monetization partners	1,303	1,227	2,096
Cost of prepaid airtime and handsets sold	-	9,096	29,836
Microlending service fee (1)	-	428	29,759
Cost of professional services (2)	2,181	6,693	11,754
Other expenses	485	2,565	546
Total	3,969	20,009	73,991

(1) Includes accrued fee for provision of app, systems and platform maintenance, and data processing services as well as managerial oversight to P C Financial Services, the subsidiary of the Group offering microloans in India. See Note 28 for more details.

(2) The Group provided development and managerial services to equity-accounted investees. Related to this, the Group incurred expenses, predominantly personnel expenses. In 2019, the Group reclassified personnel and other operating expenses in prior periods as cost of revenue. In 2018, the Group reclassified personnel expenses of US$6,285 thousand as cost of revenue, compared to US$2,181 thousand in 2017. Other operating expenses reclassified as cost of revenue was US$408 thousand in 2018 and US$485 thousand in 2017.

NOTE 8.	OTHER EXPENSES

The table below specifies the nature of other expenses.

[US$ thousands]	Year ended December 31,
Other expenses	2017	2018	2019
Hosting	12,105	10,146	6,941
Audit, legal and other advisory services	3,529	8,306	8,533
Software license fees	1,346	1,799	2,566
Rent and other office expenses	4,304	4,573	5,379
Travel	1,775	2,057	3,990
Other	2,300	1,477	4,801
Total	25,359	28,359	32,210

NOTE 9.	FURNITURE, FIXTURES AND EQUIPMENT

[US$ thousands]	Office properties	Furniture and fixtures	Equipment	Leasehold improvements	Total
Cost
Cost as of January 1, 2018	-	478	20,685	1,692	22,855
Additions	-	149	4,201	139	4,489
Disposals	-	-	-	-	-
Exchange rate differences	-	4	(312)	(93)	(401)
As of December 31, 2018	-	629	24,574	1,738	26,942

Adjustment for change in accounting policy (1)	6,739	-	8,230	-	14,969
Restated cost as of January 1, 2019	6,739	629	32,804	1,738	41,911
Additions	1,228	243	9,197	78	10,746
Disposals	-	-	(13,672)	-	(13,672)
Exchange rate differences	-	5	(321)	(69)	(384)
As of December 31, 2019	7,967	878	28,008	1,747	38,601

Depreciation and impairment
As of January 1, 2018	-	186	8,802	406	9,394
Depreciation for the year	-	116	5,001	243	5,360
Disposals	-	-	-	-	-
Exchange rate differences	-	21	28	(22)	26
As of December 31, 2018	-	324	13,831	628	14,780

Depreciation for the year	1,766	139	8,585	258	10,748
Disposals	-	-	(12,994)	-	(12,994)
Exchange rate differences	-	1	24	(17)	8
As of December 31, 2019	1,766	464	9,446	869	12,543

Net book value as of December 31, 2018	-	306	10,742	1,109	12,162
Net book value as of December 31, 2019	6,201	415	18,562	878	26,053

	Office properties	Fixture and fittings	Equipment	Leasehold improvements
Useful life	Up to 6 years	Up to 5 years	Up to 10 years, or term of lease contract	Up to 6 years, or term of lease contract
Depreciation plan	Straight-line	Straight-line	Straight-line	Straight-line

(1) See Note 3 for information about change in accounting policy related to implementation of IFRS 16.

NOTE 10.	INTANGIBLE ASSETS

		Customer			Other intangible
[US$ thousands]	Goodwill	relationships	Technology	Trademarks	assets	Total
Cost
Cost as of January 1, 2018	421,578	40,700	14,545	70,600	2,020	549,443
Additions (1)	-	-	4,132	-	27	4,159
Disposals	-	-	-	-	-	-
Exchange differences	-	-	-	-	-	-
As of December 31, 2018	421,578	40,700	18,677	70,600	2,047	553,602

Additions (1)	-	-	3,545	-	-	3,545
Disposals	-	-	-	-	-	-
Exchange differences	-	-	-	-	-	-
As of December 31, 2019	421,578	40,700	22,222	70,600	2,047	557,147

Amortization and impairment
As of January 1, 2018	-	3,477	4,028	-	1,741	9,246
Amortization for the year	-	2,980	4,094	-	261	7,335
Disposals	-	-		-	-	-
Exchange differences	-	-		-	-	-
As of December 31, 2018	-	6,457	8,122	-	2,002	16,581

Amortization for the year	-	2,980	5,203	-	2	8,185
Disposals	-	-	-	-	-	-
Exchange differences	-	-	-	-	(4)	(4)
As of December 31, 2019	-	9,437	13,325	-	2,000	24,762

Net book value as of December 31, 2018	421,578	34,243	10,555	70,600	45	537,022
Net book value as of December 31, 2019	421,578	31,263	8,897	70,600	47	532,385

	Goodwill	Customer relationships	Technology	Trademarks	Other intangible assets
Useful life	Indefinite	Up to 15 year	Up to 5 year	Indefinite	Up to 5 years
Amortization method		Straight-line	Straight-line		Straight-line

(1) Represents capitalized development expenditure net of grants received from the Norwegian government.

Goodwill and our brand of Opera (the trademark) have indefinite useful lives and are tested for impairment at least annually. Both assets were initially recognized in November 2016 through the acquisition of Opera Norway AS with subsidiaries, consisting of one segment – “the Consumer business”. Due to growth and expansion into new businesses in 2019, including microlending, management organized the Group into four operating segments effective from 2019: Browser and News, Fintech, Retail and Other. The goodwill and the trademark that previously was allocated to the Consumer business CGU was reallocated to the Browser and News CGU.

The Group performed its annual impairment test of Browser & News CGU as of December 2019 as required by IFRS.

The carrying amount of the Browser & News CGU as of December 31, 2019 was US$577,376 thousand (December 31, 2018: US$580,705 thousand). In addition to goodwill and trademark it included customer relationships, trade and other receivables, trade and other payables and other assets and liabilities allocated to Browser & News CGU.

For carrying out the annual impairment testing, a discounted cash flow model is used to determine the value in use for the cash generating unit with goodwill and intangible assets with indefinite lives. The projected cash flows are based on the most up-to-date forecast that have been approved by management and do not include cash flows arising from future enhancements. The approved forecast is for 2020 only as management does not approve forecasts for a longer period. Because the length of the projection period for the cash flow forecast where a CGU has goodwill or intangible assets with indefinite lives is into perpetuity, we have identified a “steady state” set of assumptions for the cash flows based an approach where we estimate cash flows for the years 2021 to 2023 and then using the estimated cash flows in 2023 as the basis for the terminal value. This two-stage approach is aimed to take cash flows to a level at which they can be regarded as reflecting maintainable earnings and to the period in a mid-point of the cycle – i.e., not at peak or trough of the cycle. Beyond 2023, the cash flows are extrapolated using constant nominal growth rates.

The value-in-use calculation demonstrates that the value in use exceed the carrying amount of the CGU, i.e. it was not impaired.

Key assumptions

Key assumptions used in the calculation of value in use are the nominal cash flows in the forecast period, including revenue growth rate, discount rate, and estimated long-term growth.

Cash flows

Cash inflows in the Browser & News CGU are expected to grow over the projected period reaching its long-term stable level. The cash inflows are forecasted for each product and country where we have sufficient and reliable data on which to base the projections. Our PC browser revenue is expected to grow steadily, reflecting an expectation that we will continue to strengthen our position in western markets. This will bring users with strong monetization potential. Our mobile revenues are expected to increase faster, including in developing markets by continuous product development and the undertaking of cost-effective and efficient marketing and distribution initiatives.

Forecasted cash outflows are partly based on actual costs in 2019 and a bottom-up assessment for the relevant operating unit. Operating expenditures are expected to grow, primarily due to user acquisition initiatives by engaging more publishers and monetization partners, which is expected to increase our revenue, but also our cost of revenue as we pay a share of the revenues generated to these parties. The estimated increase in users will also lead to an uplift in hosting costs that are variable by its nature, like content delivery networks, bandwidth and cloud services.

Discount rate

The discount rate represents the current market assessment of the risk specific to the Browser & News CGU. The discount rate is based on the after-tax Weighted Average Cost of Capital (WACC) derived from the Capital Asset Pricing Model (CAPM) methodology and incremental borrowing rate, assuming cash flows in U.S. Dollars. The WACC calculation is based on a risk-free rate of 1.9% (2018: 3.0%), in 2019 based on the 10-year US Treasury Rate, and a market risk premium of 5.2% (5.68% in 2018). The estimated beta for equity was 1.4 (2018: 1.20). The equity to total capital ratio was 100% (2018: 97%). This resulted in a post-tax WACC of 13.1% (2018: 10.6%).

Long-term growth

In estimating the long-term growth in the terminal value, we estimated long-term GDP growth in the relevant regions. We assumed no growth in labor force as well as no improvement in labor productivity, which results in zero real GDP growth. Moreover, for estimating long-term inflation we used IMF’s inflation estimates for 2024, broken down across regions as the basis. Based on this we estimated a long-term nominal growth rate 3% for the Browser & News CGU (2018: 2.5%).

Sensitivity

We have simulated a variety of sensitivities to the key assumptions, including revenue growth rate, operating expenditure (as % of revenue), capital expenditure necessary for maintenance, long-term growth and the WACC. Since Opera is in a high-growth period, we consider changes of +/- 3 percentage points for the three former metrics and narrower +/- 1 percentage point for the long-term growth and WACC to be reasonable possible changes. No reasonable possible change in the key assumptions would result in the CGU being impaired as of December 31, 2019. The following thresholds would trigger an impairment loss:

●	Decrease in annual revenue growth in the projected period of 3.8 percentage points.
●	Increase in operating expenditure as percent of revenue by more than 12.3 percentage points.
●	Increase of WACC by more than 3.1 percentage points.

No economically reasonable changes to capital maintenance expenditure and the long-term growth rate would trigger the CGU to be impaired. For instance, there is no positive value of long-term growth that would result in impairment.

NOTE 11.	INVENTORIES

[US$ thousands]	As of December 31,
Inventories	2018	2019
Handsets	-	7,656
Prepaid airtime	-	96
Total	-	7,752

Inventories were measured at cost. No items of inventory were written down to net realizable value. The cost of inventory sold in the period is recognized as Cost of revenue. See Note 7 for more details.

NOTE 12.	LEASES

The Group is the lessee for leases of office space, data centers and servers and other equipment used in its operations.

The Statement of Financial Position has the following amounts relating to leases:

[US$ thousands]	As of December 31,
Amounts recognized in the Statement of Financial Position	2018 (2)	2019
Right-of-use assets (1)
Office properties	0	6,178
Equipment	0	5,528
Total	0	11,706

Lease liabilities
Current	0	4,625
Non-current	0	7,378
Total	0	12,003

(1) Additions to the right-of-use assets during the 2019 financial year were US$1.2 million.

(2) In the previous year, the Group only recognized lease assets and lease liabilities in relation to leases that were classified as "finance leases" under IAS 17. The assets were presented in property, plant and equipment and the liabilities as part of the Group’s borrowings. For adjustments recognized on adoption of IFRS 16 on 1 January 2019, please refer to Note 3

The Statement of Operations has the following amounts relating to leases:

[US$ thousands]	Year ended December 31,
Amounts recognized in the Statement of Operations	2018	2019
Depreciation charge of right-of-use assets
Office properties	-	1,752
Equipment	-	2,739
Total	-	4,491

Interest expense (included in Finance expense)	-	457

The total cash outflow for leases in 2019 was US$5,328 thousand.

Lease contracts are typically made for fixed periods of 6 months up to 6 years but may have extension options as described below. Contracts may contain both lease and non-lease components, which are accounted for separately. The Group allocates the consideration in the contract to the lease and non-lease components based on their relative stand-alone prices. Lease terms are negotiated on an individual basis and are for a wide range of different terms and conditions. Some lease agreements required that the Group provide cash deposits as security for lease payments, while a guarantee is made by the Group in favor of Dell Bank International d.a.c. ("Dell") as security for all present and future lease liabilities, as disclosed in Note 14. Leased assets may not be used as security for borrowing purposes.

Prior to the adoption of IFRS 16 on January 1, 2019, as disclosed in Note 3, leases of office properties and equipment were classified as finance or operating leases. Note 12 provides information about the lease liabilities as of December 31, 2018 related what then were finance leases. From January 1, 2019, leases other than those leases that have a lease term of 12 months or less and leases for which the underlying asset is of low value, are recognized as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by the Group. Assets and liabilities arising from a lease are initially measured on a present value basis.

To determine the incremental borrowing rate, which were the basis on which lease payments were discounted, the Group:

●	Where possible, uses recent third-party financing received by the individual lessee as a starting point, adjusted to reflect changes in financing conditions since third party financing was received.
●	Used a build-up approach that started with a risk-free interest rate adjusted for credit risk for leases held by the Group, which does not have recent third-party financing.
●	Made adjustments specific to the lease, e.g., term, country, currency and security.

Extension and termination options

Extension and termination options are included in a number of property and equipment leases across the Group. To the extent the Group is reasonable certain it will exercise these extension options, they have been included in the right-of-use asset and lease liability. Extension and termination options are used to maximize operational flexibility in terms of managing the assets used in the Group’s operations. The majority of extension and termination options held are exercisable only by the Group and not by the respective lessor.

NOTE 13.	LEASE LIABILITIES AND OTHER LOANS

The terms, including interest rates and maturities, and the total carrying amount of lease liabilities and interest-bearing loans are presented below.

[US$ thousands]							As of December 31,
Lease liabilities and interest-bearing loans	Interest rate			Maturity			2018	2019
Lease liabilities							229	12,003
Interest-bearing loans (1)	2%	-	9%	January 2020	-	July 2023	4,040	43,904
Total							4,269	55,907

(1) See Notes 18 and 19 for more information about a loan of US$42,247 thousand as of December 31, 2019.

Total lease liabilities and other loans, non-current and current are summarized below.

[US$ thousands]	As of December 31,
Non-current lease liabilities and other loans	2018	2019
Lease liabilities	33	7,378
Interest-bearing loans	2,238	736
Other loans	-	1,067
Total	2,271	9,181

[US$ thousands]	As of December 31,
Current lease liabilities and other loans	2018	2019
Lease liabilities	196	4,625
Interest-bearing loans	1,802	43,169
Other loans	492	0
Total	2,490	47,793

See Note 12 for additional details regarding the Group’s leases and Note 17 for a maturity analysis of the financial liabilities.

NOTE 14.	GUARANTEES AND OTHER COMMITMENTS

A guarantee has been made by the Group in favor of Dell Bank International d.a.c. ("Dell") as a security for all present and future lease liabilities of the Group (as the lessee) to Dell. This guarantee is limited to a principal amount of US$11,382 thousand, with the addition of any interests, costs and/or expenses accruing on the liabilities and/or as a result of the Group’s non-fulfilment of the liabilities. The guarantee is independent and separate from the obligations of the Group as the lessee and is valid for 10 years from January 17, 2017.

In 2019, the Group entered into an agreement with Putu Novi Financing Corporation, a related party, under which the Group provided a revolving credit facility limited to US$10 million and would be entitled to interest and gross profit sharing of the borrower’s operations. The credit facility was provided for a period of 18 months starting on December 18, 2019. As of December 31, 2019, no loans were provided under the credit facility. See Note 28 for additional details.

In 2018, the Group provided a revolving credit facility of US$6 million to Powerbets, a related party. As of December 31, 2019, a total of US$3.0 million was drawn under the credit facility. The loan to Powerbets forms part of the Group’s net investment in the company due to settlement neither being planned nor being likely to occur in the foreseeable future. See Note 28 for more information.

NOTE 15.	OTHER CURRENT LIABILITIES

[US$ thousands]	As of December 31,
Other current liabilities	2018	2019
Accrued personnel expenses	6,919	10,472
Trading liability (1)	500	-
Unsettled trades (1)	335	-
Customer deposits	-	2,694
Other current liabilities	1,947	1,976
Total	9,701	15,142

(1) See Note 16 for additional information.

NOTE 16.	FINANCIAL ASSETS AND LIABILITIES

The group has the following financial instruments:

●	Loans and receivables: Trade receivables, loans to customers, other receivables, preferred shares, and current and non-current financial assets.
●	Equity instruments: Holdings of publicly traded securities.
●	Loans, borrowings and payables: Interest-bearing loans, lease liabilities, trade payables, other payables and other current and non-current financial liabilities.

The table below shows the various financial assets and liabilities, grouped in the different categories of financial instruments.

[US$ thousands]	As of December 31,
Financial assets	2018	2019
Financial assets at amortized cost
Non-current financial assets (1)	2,025	1,351
Trade receivables	37,468	49,371
Other short-term receivables (2)	4,031	59,112
Other current financial assets	89	1,535
Total financial assets at amortized cost	43,612	111,369

Financial assets at fair value through profit or loss
Preferred shares in associates (3)	30,000	80,000
Loans to customers	3,092	93,115
Listed equity instruments	1,165	42,146
Total financial assets at fair value through profit or loss	34,257	215,261

Total financial assets	77,869	326,630

(1) Includes long-term deposits for office rent

(2) Includes cash of US$52,878 thousand deposited into an escrow account as security for loans from a credit institution. See Note 19 for more information.

(3) Carrying amount of preferred shares is presented as Investments in associates and joint ventures in the Statement of Financial Position, while changes in fair value is presented as Change in fair value of preferred shares in associates in the Statement of Operations. In 2019, the Group recognized an unrealized gain on the preferred shares of US$37,900 thousand (2018: US$0). See Note 27 for more information.

[US$ thousands]	As of December 31,
Financial liabilities	2018	2019
Financial liabilities at amortized cost
Lease liabilities and other loans (1)	4,761	56,974
Trade and other payables	17,957	57,125
Other financial liabilities	9,413	15,279
Total financial liabilities at amortized cost	32,132	129,378

Financial liabilities at fair value through profit or loss
Short position in listed equity instruments	500	-
Total financial liabilities at fair value through profit or loss	500	-

Total financial liabilities	32,632	129,378

(1) As of December 31, 2019, US$42,247 thousand was related to short term loans used to partially fund the microlending business in India. See Notes 13 and 19 for more information.

The tables below specify the gains (losses) from the Group’s investments in listed equity instruments.

[US$ thousands]
Gain (loss) on listed equity instruments in 2018	Realized gain (loss)	Unrealized gain (loss)	Total
Long positions	(1,353)	(169)	(1,522)
Short positions	48	(11)	38
Total	(1,305)	(180)	(1,485)

[US$ thousands]
Gain (loss) on listed equity instruments in 2019	Realized gain (loss)	Unrealized gain (loss)	Total
Long positions	6,278	2,564	8,842
Short positions	(365)	-	(365)
Total	5,913	2,564	8,477

Net gain from publicly traded securities in 2019 is recognized in the Statement of Operations as finance income, while net loss in 2018 was presented as a finance expense. The Group did not hold investments in listed equity instruments in 2017.

16.1 Fair value of financial instruments

The fair values of cash and cash equivalents, trade receivables, trade payables and other current liabilities approximate their carrying amounts largely due to the relatively short-term maturities of these instruments. For lease liabilities and other loans, the difference between the carrying amount and fair value is not material.

The fair values of financial assets and liabilities are measured as the price that would be received to sell the assets or paid to transfer the liabilities in an orderly transaction between market participants at the measurement date.

Fair values of listed equity instruments are determined by reference to published price quotations in active markets.

See Note 5 for information about fair value measurement of loans to customers.

Fair value of preferred shares in OPay and StarMaker

The fair values of preferred shares in OPay and StarMaker as of December 31, 2019 are measured using methods and techniques that reflect the economic rights and benefits of the preferred shares. These rights and benefits include a right to redeem the preferred shares at the preferred share issue price plus 8% interest rate per year and a right to receive the invested amount in the event of liquidation before payments are made to holders of ordinary shares. Moreover, the preferred shares in StarMaker have a priority on dividends by providing a right to 8% annual return to the Group prior to dividends being made to holders of ordinary shares. The Group's preferred shares in both OPay and StarMaker have the same voting rights as ordinary shares.

A combination of the following three valuation methods was used to estimate the fair value of the preferred shares:

●	Probability weighted expected return model (“PWERM”)
●	Option pricing model (“OPM”)
●	Current value method (“CV”)

Under the probability weighted expected return model, fair value of the preferred shares is estimated based upon the probability-weighted present value of expected future investment returns, considering a range of possible future scenarios and outcomes available to the company, as well as the rights of each share class. The PWERM is most appropriate when there are a set of visible future liquidity events and when the time to liquidity is short.

The option pricing model treats ordinary and preferred shares as call options on the company’s equity value, with exercise prices based on the liquidation preferences of the preferred shares. Under this model, the ordinary shares have a positive fair value only if the funds available for distribution to shareholders exceed the value of the liquidation preferences. The OPM is most appropriate when specific future liquidity events are challenging to forecast.

The current value method allocates value to each share class based on an estimated equity value (on a controlling basis). The method bases allocation of value as of the valuation date and not a future date. It is most appropriate when a liquidity event, such as an acquisition or dissolution, is imminent, or when the company is very early stage.

Under all three methods, a discount for lack of marketability (“DLOM”) was applied to reflect that the shares in a private and early stage company are considered to be illiquid. Shares that cannot be readily liquidated generally have a lower fair value and it is therefore appropriate to consider a discount when estimating fair value. For the preferred shares in OPay, a DLOM in the range 5-15% was applied, while for the preferred shares in StarMaker, a DLOM in the range of 25-35% was applied. That a lower DLOM range was applied for the preferred shares in OPay reflect that there were multiple transactions in equity instruments of the company in 2019, including transactions with investors that are not related parties of the Group.

The option pricing model and the current value method builds on estimates of the fair value of the equity in the investees. For OPay, the estimate of fair value of equity as of December 31, 2019 was US$500 million, while for StarMaker it was US$155 million. The value of equity in OPay was observed to increase through 2019 following several transactions of equity instruments in the company during the year. The estimated fair values of OPay and StarMaker at year-end was primarily based on discounted future expected cash flows and valuation multiples, but also, for OPay, to a lesser extent indications of the value of equity as expressed in a term sheet for a capital increase in OPay signed in early 2020.

The Group determined that the rounded mid-points of the averages of estimated ranges of fair values reflect the best estimate of the price that would be received in orderly transactions if the preferred shares were sold as of December 31, 2019. Consequently, the preferred shares in OPay were measured at US$46,000 thousand, while the preferred shares in StarMaker were measured at US$34,000 thousand (December 31, 2018: US$30,000 thousand). The preferred shares in OPay were acquired in 2019 for US$12,100 thousand, while the preferred shares in StarMaker were acquired in 2018 for US$30,000 thousand.

A key unobservable input in all the three methods was the discount for lack of marketability. Other key unobservable input included the weighted average cost of capital for PWERM method and the value of equity for the OPM and CV methods. The table below show the sensitivities to the key unobservable inputs in the measurement of the fair value of the preferred shares in OPay.

[US$ thousands]		WACC %
PWERM sensitivity - fair value of preferred shares		20%	22%	24%	26%	28%
	5%	65,529	61,957	57,991	55,572	52,715
DLOM %	10%	62,080	58,696	54,939	52,647	49,941
	15%	58,631	55,435	51,887	49,722	47,166

[US$ thousands]		Value of equity in the company (US$ million)
OPM sensitivity - fair value of preferred shares		400	450	500	550	600
	5%	34,739	39,657	44,570	49,479	54,383
DLOM %	10%	32,910	37,570	42,225	46,875	51,521
	15%	31,082	35,482	39,879	44,271	48,659

[US$ thousands]		Value of equity in the company (US$ million)
CVM sensitivity - fair value of preferred shares		400	450	500	550	600
	5%	33,870	38,734	43,598	48,462	53,327
DLOM %	10%	32,087	36,696	41,304	45,912	50,520
	15%	30,305	34,657	39,009	43,361	47,713

The table below show the sensitivities to the key unobservable inputs in the measurement of the fair value of the preferred shares in StarMaker.

[US$ thousands]		WACC %
PWERM sensitivity - fair value of preferred shares		13%	15%	17%	19%	21%
	25%	32,151	31,332	30,552	29,809	29,101
DLOM %	30%	30,008	29,243	28,515	27,822	27,161
	35%	27,864	27,154	26,479	25,835	25,221

[US$ thousands]		Value of equity in the company (US$ million)
OPM sensitivity - fair value of preferred shares		145	150	155	160	165
	25%	37,011	37,787	38,558	39,327	40,092
DLOM %	30%	34,544	35,268	35,988	36,705	37,419
	35%	32,076	32,749	33,417	34,083	34,746

[US$ thousands]		Value of equity in the company (US$ million)
CVM sensitivity - fair value of preferred shares		145	150	155	160	165
	25%	39,194	39,919	40,645	41,371	42,097
DLOM %	30%	36,581	37,258	37,935	38,613	39,290
	35%	33,968	34,597	35,226	35,855	36,484

The following table provides the fair value measurement hierarchy of the Group’s assets and liabilities.

Fair value measurement hierarchy for assets as at 31 December 2018:

		Fair value measurement using
[US$ thousands]	Date of valuation	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Assets measured at fair value
Preferred shares in associates	December 31, 2018	-	-	30,000
Loans to customers	December 31, 2018	-	-	3,092
Listed equity instruments	December 31, 2018	1,165	-	-

Fair value measurement hierarchy for liabilities as at 31 December 2018:

		Fair value measurement using
[US$ thousands]	Date of valuation	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Liabilities measured at fair value
Short position	December 31, 2018	500	-	-

Fair value measurement hierarchy for assets as at 31 December 2019:

		Fair value measurement using
[US$ thousands]	Date of valuation	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Assets measured at fair value
Preferred shares in associates	December 31, 2019	-	-	80,000
Loans to customers	December 31, 2019	-	-	93,115
Listed equity instruments	December 31, 2019	42,146	-	-

For all financial liabilities recognized as of December 31, 2019, the estimates of fair values were not materially different from the carrying amounts. There were no liabilities measured at fair value as of December 31, 2019.

There were no transfers between the fair value measurement levels during 2018 and 2019.

NOTE 17.	SCHEDULED MATURITIES OF FINANCIAL LIABILITIES

[US$ thousands]	Less than	1 to 3	Over 3
As of December 31, 2018	12 months	years	years	Total
Non-current
Lease liabilities and other loans (Notes 12 and 13) including interest	-	2,194	158	2,352
Other liabilities	-	-	212	212
Current
Trade and other payables (Note 22)	17,957	-	-	17,957
Lease liabilities and other loans (Notes 12 and 13) including interest	2,591	-	-	2,591
Other liabilities (Note 15)	9,701	-	-	9,701
Total financial liabilities including interest	30,249	2,194	370	32,813

[US$ thousands]	Less than	1 to 3	Over 3
As of December 31, 2019	12 months	years	years	Total
Non-current
Lease liabilities (Note 12)	-	7,681	1,247	8,928
Interest-bearing loans (Note 13) including interest	-	1,840	-	1,840
Other liabilities	-	-	137	137
Current
Trade and other payables (Note 22)	57,125	-	-	57,125
Lease liabilities (Note 12)	4,930	-	-	4,930
Interest-bearing loans (Note 13) including interest	43,303	-	-	43,303
Other liabilities (Note 15)	15,142	-	-	15,142
Total financial liabilities including interest	120,500	9,521	1,384	131,405

NOTE 18.	FINANCIAL RISK MANAGEMENT

Overview

The Group is exposed to market risk, liquidity risk and credit risk. The Group’s management seeks to minimize potential adverse effects of these risks through sound business practices and risk management. The Board of Directors, together with senior management, is involved in the risk assessment process. The Group has not utilized derivatives for hedging purposes.

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The Group is exposed to three types of market risk: Interest rate risk, foreign currency risk and equity price risk. Financial instruments affected by market risk include loans and borrowings, trade receivables, trade payables, accrued liabilities and listed equity instruments.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

In 2019, the Group obtained a credit facility from a financial institution. Loans under the credit facility, denominated in Indian Rupee, were used to partially fund the microlending business in India. As of December 31, 2019, the total amount of loans under the credit facility was US$42,247 thousand. The resulting positive impact to our financing cash flow was offset by the Group transferring US$52,878 thousand into an U.S. Dollar denominated escrow account as collateral for these loans; which has been classified as a receivable and as such, as a cash outflow under investing activities in the Statement of Cash Flows. The interest rate on these loans is based on the bank’s 6-month marginal cost of funds-based lending rate plus 0.3%. As of year-end 2019, that rate was in the range from 8.7% to 9.0%.

Except for the above, the Group’s exposure to interest risk is immaterial. Financial liabilities other than loans under the credit facility have fixed interest rates and future interest payments on these will thus not fluctuate. The Group expects to settle all financial liabilities at maturity, meaning changes in market interest rates will only impact their fair value temporarily. Financial assets are not interest-bearing, except for deposits with banks.

Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. Our exposure to the risk of changes in foreign exchange rates relates primarily to our consolidated results being presented in U.S. Dollar, while our revenues are generated in nearly all global currencies, though often converted to USD or EUR before being paid to us from our partners. The Group incurs operating expenses in various currencies, including the Norwegian krone, Chinese renminbi, Polish zloty, Swedish krone, Indian rupee, Kenyan shilling, Nigerian naira and the Euro. Additionally, the Group is exposed to foreign currency risk due to monetary items recognized in the balance sheet being denominated in currencies other than the functional currency, which for most of the Group’s entities is the U.S. Dollar. Management is closely monitoring the Group’s exposure to foreign currency risk and seeks to minimize its exposure to such risk. The Group was not exposed to material foreign currency risk in 2018 and 2019.

Equity price risk

The Group is exposed to equity price risk related to its holding of publicly traded equity securities. Such holdings are susceptible to market price risk arising from uncertainties about future values of such securities.

Our investment in publicly traded securities is overseen by the Group’s CEO and conducted within a US$70 million capital allocation.

As of December 31, 2019, the fair value of such holdings was US$42,146 thousand (2018: US$667 thousand).

The net gain from publicly traded securities in 2019 was US$8,477 thousand (2018: net loss of US$1,485 thousand). The Group did not invest in publicly traded equity securities in 2017.

The primary objective is to preserve capital while generating long-term capital growth by achieving the highest possible return on invested capital relative to the risk taken. The company seeks to invest in liquid equity instruments in order to reduce costs when instruments are to be realized.

Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset. The group is not exposed to material liquidity risk given its significant cash position and low debt-to-equity ratio as of December 31, 2019. See Note 17 for an overview of maturity profile on the Group’s financial liabilities.

Credit risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss for the Group.

The Group is exposed to credit risk from its operating activities, primarily loans to customers and trade receivables, and from its cash management activities, including deposits with banks and financial institutions, and other receivables, such as loans to associates and joint ventures (details in Notes 27 and 28). The Group’s revenue comes mainly from sales where settlement in cash generally takes place within 30-90 days of the invoice being issued, which is concurrently when the Group has an unconditional right to consideration. For some specific revenue streams, including those relating to OPay and Powerbets, settlement is agreed to extend beyond 90 days. Details of outstanding accounts receivable are disclosed in Notes 21 and 28. The maximum exposure to credit risk at the end of the reporting period is the carrying amount of each class of financial assets.

Credit risk for loans to customers

The Group is continuously monitoring its credit risk relating to microlending. Under the credit risk policies, the exposure is subject to regular reviews of risk tolerance levels. All operating decisions in terms of exposure and geographic profile are made in accordance with applicable risk management policies. Furthermore, the Group reviews the occurrence, progress and status of all credit risks, and takes appropriate actions to mitigate any adverse effects. Credit risk is measured by a variety of methods, including total outstanding loan balance, delinquency rates by aging, credit scorecards and by way of collection models. The objectives and policies to credit risk have not changed relative to 2018, though the processes and methods to measure and manage credit risk have been continuously evolving.

Management of risk concentration is conducted by using a variety of systems to monitor and track concentration. This enables quantification and analyzing of risks relating to concentration on a real-time basis.

Measurement of expected credit losses is calculated from analysis of the outstanding loans, including loan tenure and historical delinquency rates. When considering whether the credit risk has increased significantly, metrics including first payment delinquency and delinquency by aging are evaluated.

When considering whether loans are credit impaired, management considers market and borrower indicators. The disappearance of an active market for the financial asset is an indicator of the need for credit-impairment, as is transactions of comparable financial assets at steep discounts that reflect incurred credit losses. Borrower indicators of credit-impaired financial assets include observing that a borrower has significant financial difficulties, breaches the loan agreement or enters into, or the likely entrance into, a form of reorganization (such as bankruptcy). The Group finds that these indicators reduce the likelihood of receiving payment of the outstanding loan balance. Forward-looking information is not incorporated by the Group into the determination of expected credit losses, as reliable data supporting credit impairment is deemed not to be available in the markets the Group offers microloans.

For loans to customers that are more than 180 days past due, the Group has no reasonable expectations of recovering the assets. These loans are written off.

NOTE 19.	CAPITAL MANAGEMENT

The Group’s capital management policy is to maintain a strong capital base to support investor, creditor and market confidence and to sustain future development of the business in accordance with its growth plans.

In 2019, the Group observed significant growth for its microlending businesses in multiple countries, as disclosed in Notes 4 and 5. The microlending businesses are capital intensive by nature. As of December 31, 2019, the Group had loans due from customers with a carrying amount of US$93,115 thousand. The Group effectively used its balance of cash and cash equivalents to finance the microlending business, either directly or via local credit institutions. As of December 31, 2019, short-term loans denominated in Indian Rupee from the credit institution used to partially fund the microlending business totaled US$42,247 thousand. The loans from the credit institution are provided under a credit facility, which requires that the Group transfers cash representing at least 111% of the credit facility amount into a restricted U.S. Dollar escrow account as collateral for the credit institution. As of December 31, 2019, the Group had transferred US$52,878 thousand into the escrow account. The balance in the escrow account is classified as a receivable in the Statement of Financial Position due to it not being available to meet the Group’s short-term commitments. The balance in the escrow account is restricted for the duration of the credit facility term, which is one year, with an option to extend the term. Management of the Group is continuously monitoring and evaluating the capital needs of the microlending businesses and seeks to achieve a capital allocation that maximizes the expected return while minimizing the credit and foreign exchange risks. See Note 18 for information on the Group’s financial risk management.

As part of the Group's cash management policy, up to US$70 million of the Group’s capital may be used to invest in publicly traded securities in accordance with the applicable board instructions to the management of the Group. The CEO is managing and overseeing this investment activity. The primary objective of investing in publicly traded securities is to preserve capital while generating long term capital growth by achieving the highest possible return on invested capital relative to acceptable risk. In accordance with the board instructions, the Group may enter short positions in publicly traded securities, which was done to a limited extent in 2019. Total net loss from short positions was US$365 thousand in 2019, compared to a net gain of US$38 thousand in 2018. As of December 31, 2019, the Group had investments in publicly traded equity instruments with a fair value of US$42,146 thousand, an increase from US$667 thousand as of year-end 2018. The Group did not have any open short positions as of year-end 2019. The net gain in 2019 on investments in publicly traded securities was US$8,477 thousand (2018: net loss of US$1,485 thousand).

In February 2019, the Group completed the share repurchase program which was announced in November 2018. A total of 1.5 million ADSs were repurchased for a total cost of US$5,780 thousand. The treasury shares were transferred to employees in February 2019 under the share-based remuneration scheme.

In September and October 2019, the Group raised additional equity of US$81,269 thousand, net of underwriting discounts, commissions, and other transaction costs, through the successful completion of a follow-on offering of 8,625,000 ADSs at a public offering price of US$10.00 per ADS. Underwriting discounts, commission and other transaction costs totaled US$4,981 thousand. At the point in time of the follow-on offering, the Group intended to use the net proceeds for general corporate purposes.

As of December 31, 2019, the Group had an equity ratio of 86% and working capital, as expressed by total current assets less total current liabilities, of US$289,757 thousand. Total amount of cash, cash equivalents, and marketable securities was US$181,633 thousand.

See Note 17 for a schedule of maturities for financial liabilities.

NOTE 20.	CASH AND CASH EQUIVALENTS

[US$ thousands]	As of December 31,
Cash and cash equivalents	2018	2019
Restricted cash	229	216
Cash and cash equivalents	177,643	139,271
Total	177,873	139,487

Restricted cash

Restricted cash is related to employee payroll tax withholdings for Norwegian employees, which are held in restricted deposit accounts under applicable regulations. The Group considers these balances to be cash equivalents because the related liabilities are settled from these accounts on a continuous basis.

NOTE 21.	TRADE RECEIVABLES, OTHER RECEIVABLES AND PREPAYMENTS

[US$ thousands]	As of December 31,
Trade receivables	2018	2019
Trade receivables	24,594	39,981
Unbilled receivables	12,874	9,390
Total	37,468	49,371

[US$ thousands]	As of December 31,
Other receivables	2018	2019
VAT	754	1,232
Receivable from Otello Corporation ASA	1,267	924
Deposit in restricted escrow account(1)	-	52,878
Other	5,102	4,078
Total	7,123	59,112

(1) As of December 31, 2019, the Group had transferred US$52,878 thousand into the escrow account as collateral for a credit facility. See Note 19 for more information.

[US$ thousands]	As of December 31,
Prepayments	2018	2019
Prepaid expenses (1)	14,372	25,809
Total	14,372	25,809

(1) See Note 28 for specification of amount of prepaid expenses with Mobimagic Digital Technology Ltd (formerly known as 360 Mobile Security).

[US$ thousands]	As of December 31,
Allowance for impairment of trade receivables	2018	2019
As of period start, as previously reported	1,837	1,619
Impact of IFRS 9	100	-
As of period start, restated	1,937	1,619
Change in the period (1)	(318)	(173)
As of period end	1,619	1,446

(1) The change in loss allowance in the periods is recognized in the Statement of Operations.

As of period end, the aging of trade receivables was as follows.

[US$ thousands]		Neither past due	Past due
Aging analysis of trade receivables	Total	nor impaired	<30 days	31-60 days	61-90 days	>90 days (1)
As of December 31, 2018	24,594	15,603	3,252	2,588	690	2,460
As of December 31, 2019	39,981	22,125	8,761	657	341	8,097

(1) As of year-end 2019, the total amount of trade receivables due from Powerbets, a joint venture, that were more than 90 days past due was US$5,946 thousand (December 31, 2018: US$0).

For trade receivables, the Group recognizes a loss allowance based on lifetime expected credit losses as of each reporting date. The Group makes specific loss provisions at the level of specific invoices where information exists that management can utilize in its determination of risk. For trade receivables where no specific risk information is identified, the Group uses a provision matrix that is based on the nature of the receivable, location of its invoicing and the age of the invoice relative to its due date, reflecting its historical credit loss experience and adjusting for forward-looking factors specific to the debtors and the economic environment. As at December 31, 2019, the loss allowance totaled US$1,446 thousand, corresponding to 2.9% of trade receivables (December 31, 2018: US$1,619 thousand, corresponding to 4.3% of trade receivables).

For details regarding the Group’s procedures on managing credit risk, please refer to Note 18.

NOTE 22.	TRADE AND OTHER PAYABLES

[US$ thousands]	As of December 31,
Trade and other payables	2018	2019
Trade payables due to related parties (1)	624	28,864
Other trade payables	14,290	19,813
Sales tax payables	9	-
Employee withholding tax	24	325
VAT	809	7,361
Payroll tax (2)	2,200	761
Total	17,957	57,125

(1) See Note 28 for more information.

(2) Includes accruals for social security costs related to share-based remuneration.

For a schedule of maturities for trade and other payables, see Note 17.

NOTE 23.	FINANCE INCOME AND EXPENSE

[US$ thousands]	Year ended December 31,
Finance income	2017	2018	2019
Interest income	54	1,386	2,045
Other finance income	1,000	251	8
Net fair value gain related to listed equity instruments (1)	-	-	8,477
Total	1,054	1,637	10,530

[US$ thousands]	Year ended December 31,
Finance expense	2017	2018	2019
Interest expense	238	184	1,242
Other financial cost	-	27	263
Net fair value loss related to listed equity instruments (1)	-	1,485	-
Total	238	1,695	1,505

(1) The increase in fair value of listed equity instruments is the net gain from our investments of listed equity instruments in 2019. In 2018, the investments in listed equity instruments resulted in a net loss, classified as a finance expense. See Note 16 for more information.

[US$ thousands]	Year ended December 31,
Foreign exchange gain (loss)	2017	2018	2019
Unrealized foreign exchange gain (loss)	(1,172)	(1,091)	194
Realized foreign exchange gain (loss)	(709)	736	(463)
Total	(1,881)	(354)	(269)

NOTE 24.	CHANGES IN LIABILITIES ARISING FROM FINANCING ACTIVITIES

Changes in liabilities arising from financing activities in 2018

[US$ thousands]	As of January 1, 2018	Impact of adopting IFRS 16(1)	Cash flows	Foreign exchange movement	Other (1)	As of December 31, 2018
Interest-bearing loans and liabilities, non-current	3,767	-	-	-	(1,529)	2,238
Lease liabilities, non-current	265	-	-	-	(232)	33
Interest bearing loans and liabilities, current	-	-	(1,739)	-	1,935	196
Lease liabilities, current	2,073	-	(2,042)	-	1,771	1,802
Other loans	-	-	-	-	492	492
Total liabilities from financing activities	6,106	-	(3,781)	-	2,437	4,761

(1) The "Other" column includes the effect of reclassification of the non-current portion of liabilities to current due to the passage of time and the effect of accrued but not yet paid interest on interest-bearing loans and borrowings, including lease liabilities.

Changes in liabilities arising from financing activities in 2019

[US$ thousands]	As of January 1, 2019	Impact of adopting IFRS 16(1)	Cash flows	Foreign exchange movement	Other (2)	As of December 31, 2019
Interest-bearing loans and liabilities, non-current	2,238		(1,509)	-	7	736
Lease liabilities, non-current	33	10,709	(1,693)	(33)	(1,638)	7,378
Interest bearing loans and liabilities, current	196		43,163	-	10	43,369
Lease liabilities, current	1,802	4,260	(1,062)	-	(375)	4,625
Other loans	492	(64)	-	-	439	867
Total liabilities from financing activities	4,761	14,905	38,899	(33)	(1,557)	56,975

(1) See Note 3 for information about the implementation of IFRS 16.

(2) The "Other" column includes the effect of reclassification of the non-current portion of liabilities to current due to the passage of time and the effect of accrued but not yet paid interest on interest-bearing loans and borrowings, including lease liabilities.

All items of liabilities are included in "Lease liabilities and other loans" in the Statement of Financial Position.

NOTE 25.	INCOME TAX

A summary of income tax (expense) benefit is as follows.

[US$ thousands]	Year ended December 31,
Income tax (expense) benefit	2017	2018	2019
Current income taxes	(5,449)	(4,322)	(5,112)
Currency effect on income tax (expense) benefit and adjustments recognized in the period for current tax of prior periods (1)	-	(615)	(322)
Deferred taxes	4,009	(1,544)	(168)
Income tax (expense) benefit	(1,440)	(6,481)	(5,602)

(1) Currency effect on income tax (expense) benefit due to corporate income tax filing in NOK for Norwegian entities with USD as functional currency.

The Group’s parent company is domiciled in the Cayman Islands, where the applicable tax rate is zero. With the headquarter of the Group being located in Norway and a large share of the income from the browser and news segment being recognized by Opera Norway AS, the reconciliation of the expected to actual income tax (expense) benefit effective tax rate is consequently based on the applicable tax rate in Norway, which was 22% in 2019 (2018: 23% and 2017: 24%). The tax rate in Norway will remain 22% in 2020.

[US$ thousands]	Year ended December 31,
Reconciliation of tax (expense) benefit to Norwegian nominal statutory tax rate	2017	2018	2019
Net income (loss) before income taxes	7,504	41,641	63,500
Tax (expense) benefit at applicable tax rate in Norway	(1,801)	(9,577)	(13,970)
Effect of different tax rates applied by subsidiaries	1,120	(167)	(2,118)
Permanent differences
Tax effect of translation differences exempted for tax	(1,287)	218	1,155
Tax effect of financial items exempted from tax	1,614	1,726	1,917
Tax effects of losses in associates and joint ventures which are non-deductible	(401)	(744)	383
Withholding taxes paid	-	-	(232)
Net other permanent differences (not) tax deductible	2,289	(617)	4,269
Other effects
Change to previously recognized deferred tax assets	(1,812)	1,589	27
Currency effect on income tax (expense) benefit and adjustments recognized in the period for current tax of prior periods	-	(615)	3,162
Change in unrecognized deferred tax assets	(1,554)	1,144	(314)
Change in tax rate	392	561	119
Income tax (expense) benefit for the year	(1,440)	(6,481)	(5,602)
Effective tax rate	19.2%	15.6%	8.8%

The following summarizes the Group’s deferred tax assets and liabilities.

[US$ thousands]	As of December 31,
Deferred tax asset and deferred tax liability	2018	2019
Furniture, fixtures and equipment, and intangible assets	22,201	22,703
Loans to customers	-	(7,744)
Other	(445)	(735)
Trade receivables	(133)	(121)
Intercompany interest costs subject to limitations	(5,243)	(7,714)
Withholding tax expected to be credited (credit method)	(3,849)	(1,065)
Tax losses carried forward	(117)	(1,003)
Net deferred tax liability (asset) recognized	12,414	4,322

The following summarizes the Group’s changes in deferred taxes during the periods.

[US$ thousands]	As of December 31,
Change in net deferred tax liability (asset)	2018	2019
Net deferred tax liability (asset) as of January 1	10,870	12,414
Expense (benefit) in Statement of Operations	1,544	(8,092)
Net deferred tax liability (asset)	12,414	4,322

[US$ thousands]	As of December 31,
Deferred tax assets and liabilities	2018	2019
Deferred tax assets	944	6,204
Deferred tax liabilities	13,358	10,526
Net deferred tax liability (1)	12,414	4,322

(1) Deferred tax assets / liabilities are netted within each tax jurisdiction within the group.

Deferred tax liability related to furniture, fixtures and equipment

The deferred tax liability relates mainly to excess values identified in the purchase price allocation performed in accounting for the acquisition of the Consumer business in 2016.

Deferred tax assets on interest charges carried forward

Deferred tax assets relate to Norwegian limitations to interest deductions on intercompany loans, carried forward due to restrictions. The interest subject to limitations must be utilized within ten years.

Management has assessed that there is convincing evidence that future taxable profits will be available in order to utilize the interest charges within the time restriction period.

NOTE 26.	GROUP INFORMATION

The following subsidiaries are included in the Group’s consolidated financial statements.

Parent company	Registered office	Domicile
Opera Limited	George Town	Cayman Islands

	Registered		Ownership interest
Group entities	office	Domicile	and voting rights
Kunhoo Software LLC	George Town	Cayman Islands	100%
Kunhoo Software Limited	Hong Kong	Hong Kong	100%
Kunhoo Software S.a.r.l.	Luxembourg	Luxembourg	100%
Kunhoo Software AS	Oslo	Norway	100%
Opera Norway AS	Oslo	Norway	100%
Opera Software Holdings LLC	San Mateo	USA	100%
Opera Software Americas LLC	San Mateo	USA	100%
Opera Software Ireland Ltd.	Dublin	Ireland	100%
Opera Sweden AB	Linköping	Sweden	100%
Opera Software International AS	Oslo	Norway	100%
Opera Software Netherlands B.V.	Amsterdam	Netherlands	100%
Opera Software India Pvt. Ltd.	Chandigarh	India	100%
Opera Software Poland sp. z.o.o.	Wroclaw	Poland	100%
Opera Software Technology (Beijing) Co. Ltd.	Beijing	China	100%
Beijing Aopula Software Co. Ltd. (1)	Beijing	China	100%
Opera Unite HK Limited (1)	Hong Kong	Hong Kong	100%
Opera Unite Pte. Ltd. (1)	Singapore	Singapore	100%
Opesa South Africa (Pty) Limited	Cape Town	South Africa	100%
O-Play Digital Services Ltd.	Lagos	Nigeria	100%
O-Play Kenya Limited (2)	Nairobi	Kenya	80%
Phoneservice Technologies Co. Ltd. (2)	Nairobi	Kenya	80%
O-Play Zambia Limited	Lusaka	Zambia	100%
PT Inpesa Digital Teknologi (3)	Jakarta	Indonesia	100%
Opera Lifestyle (1)	George Town	Cayman Islands	100%
Opera Lifestyle Nigeria Ltd. (1)	Lagos	Nigeria	100%
TenSpot Pesa Limited	Hong Kong	Hong Kong	100%
LLC "Microcredit Company O-Pay Finance"	St. Petersburg	Russia	100%
Neofin Malelane (Pty) Ltd.	Johannesburg	South Africa	100%
Opay Finance India Pvt. Ltd.	Mumbai	India	100%
Blue Ridge Micro Finance Bank Ltd.	Lagos	Nigeria	100%
Oplay Digital Services S.A. De C.V.	Mexico City	Mexico	100%
TenSpot Kenya Limited	Nairobi	Kenya	100%
P C Financial Services Pvt. Ltd.	Delhi	India	100%
PT Opay Finance Services	Jakarta	Indonesia	100%
App de Préstamos, S.A. de C.V. (1)	Mexico City	Mexico	100%
Opera Financial Technologies Limited (1)	London	United Kingdom	100%
Beijing Yuega Software Tech. Srvc. Co. Ltd. (3)	Beijing	China	100%

(1) Entities were incorporated in 2019

(2) 20% is held by a nominee shareholder.

(3) Variable Interest Entity (VIE) contractually controlled by the Group.

The Group’s ownership interest and voting rights did not change in 2019. There were no material non-controlling interests in the Group's subsidiaries.

Acquisition of TenSpot Pesa Limited in 2018

On December 19, 2018, the Group acquired 100% of the shares and voting rights in TenSpot Pesa Limited (with subsidiaries, the “TenSpot Group”). The TenSpot Group is the owner of a microfinance business, which was active in Kenya in 2018, and which in 2019 was launched by the Group in India and Nigeria. A net cash consideration of US$9.5 million was transferred to Opay Digital Services Limited (“OPay”), the seller of TenSpot Pesa Limited. OPay, in which the Group had a 19.9% ownership share in 2018, which was reduced to 13.1% as of December 31, 2019, is an associate of the Group (see Note 27 for more information).

The Group determined that the combined businesses ultimately were controlled by the Group’s Chairman and CEO, both before and after the transaction. As such, it was a business combination under common control. The determination that Opera Limited is controlled by its Chairman and CEO was based on significant judgment, as disclosed in Note 2. IFRS does not prescribe how to account for business combinations under common control. In the absence of specific guidance in IFRS, management used judgment in developing and applying an accounting policy that is relevant and reliable. Other standard-setting bodies have issued guidance for common control business combinations and some allow or require predecessor accounting, or historical cost accounting as it is known in some jurisdictions, in accounting for business combinations involving entities under common control. Historical cost accounting is also supported by authoritative accounting literature. Based on this, the Group decided to adopt historical cost accounting in accounting for the acquisition of TenSpot Pesa Limited.

Under the predecessor method of accounting, as adopted by the Group, the assets and liabilities of the TenSpot Group were recognized at their carrying amounts as they were in the consolidated financial statements for TenSpot Pesa Limited. No adjustments were made to reflect fair values, or recognize any new assets or liabilities, at the date of the combination that would otherwise be done under the acquisition method. Moreover, no adjustments were necessary to align accounting policies of TenSpot Pesa Limited with those adopted by the Group.

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

NOTE 27.	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

The Group has investments in associates and joint ventures, which are accounted for in accordance with the equity method, except for the preferred shares in OPay and Starmaker, as outlined below.

OPay Limited

OPay is an associate in which the Group had a 13.10% ownership interest, of which 10.24% is held in preferred shares and 2.86% in ordinary shares as of December 31, 2019. The investment in ordinary shares is accounted for in accordance with the equity method, while the preferred shares are accounted for as long-term interests in the associate and measured at fair value through profit or loss. For information about the measurement of the preferred shares, see Note 16.

In 2018, OPay launched a mobile wallet to customers in Nigeria, a market characterized by a large un-banked population with low mobile money penetration. In 2019, OPay launched multiple new initiatives in Nigeria, most notably the ridesharing service ORide and the food-delivery service OFood. ORide achieved in excess of 150,000 daily orders already from its first three months of operations, and more than 27,000 riders contributed to the platform model. Other new initiatives launched in 2019 include lending through OCredit and point of sale solutions for merchants through OPos. OPay’s goal is to become a one-stop mobile-based platform for financial and social inclusion.

In 2018, OPay also launched a microlending business in Kenya with Opera as its partner, branded OKash. On December 19, 2018, the Group paid US$9.5 million to OPay to acquire 100% of the shares in TenSpot Pesa Limited (“TenSpot”), the then owner of the OKash business. TenSpot had previously been established as an entity held directly by Mr. Yahui Zhou with the sole purpose of obtaining microlending licenses in select markets for OPay, while OPay had the option to acquire all the shares in TenSpot for US$1 (one dollar). By December 2018, TenSpot had subsidiaries, or had entered into agreements to acquire subsidiaries, with either licenses or pending license applications in several countries including India and Nigeria. Prior to OPay’s sale of the microlending business to Opera, OPay exercised its option to acquire TenSpot for $1, and assigned all intellectual property rights in OKash to TenSpot.

OPay recognized revenue of US$16.7 million in 2019, versus US$0.8 million in 2018. Establishing OPay as the leading provider of both mobile wallet and other services in Nigeria was given priority over near-term conversion of transaction value to revenue. Net loss for OPay during 2019 was US$71.5 million. Cost of revenue was US$41.1 million, of which US$36.0 million related to the launch and scaling of ORide to become the dominant ride-hailing service in Lagos, including incentives to attract drivers in this initial period of operations. Operating expenses were US$47.6 million, driven by, and supporting, the substantial growth that OPay saw across its business lines. These 2019 operating expenses included expenses incurred to expand the user base and business operations of OPay, such as marketing expenses of US$6.6 million, compensation to personnel of US$15.5 million and depreciation and amortization of US$5.9 million.

To fund its growth, OPay raised a total of US$170 million in new capital from investors in 2019 by issuing both ordinary and preferred shares. On June 14, 2019, the Group acquired 3,210,617 Series Seed+ preferred shares in OPay for US$7.5 million by converting loans to equity. On the same date, the Group also acquired 1,230,736 Series A preferred shares in OPay for US$4.6 million by converting US$2.67 million of debt to equity and by transferring US$1.93 million in cash. By the end of 2019, the accumulated investment made in OPay was US$12.1 million. Of the loans converted to equity in 2019, US$5.0 million was classified as part of the net investment in prior periods. In 2019, the Group recognized an unrealized gain on the preferred shares of US$33.9 million. See Note 16 for more details.

Summary information regarding OPay:
	Year ended December 31,
[US$ thousands]	2017 (1)	2018	2019
The Group’s interest	19.9%	19.9%	13.1% (2)
Revenue	-	848	16,687
Other income	-	9,500	339

Cost of revenue	-	(255)	(41,117)
Personnel expenses including share-based remuneration	(2,331)	(5,738)	(15,490)
Marketing and distribution expenses	-	(162)	(6,623)
Depreciation and amortization	-	(260)	(5,858)
Other expenses	(500)	(4,293)	(19,616)
Operating profit (loss)	(2,831)	(359)	(71,678)
Finance income	-	1	736
Finance expense	-	(25)	(417)
Income tax (expense) benefit	-	-	(114)
Net income (loss)	(2,831)	(384)	(71,474)
Other comprehensive income that may be reclassified to net income	-	-	-
Total comprehensive income	(2,831)	(384)	(71,474)
Group's share of net income (loss)	(563)	(76)	(2,938)
Gain on partial disposal (3)	-	-	1,174
Total share of net income (loss)	(563)	(76)	(1,764)

Current assets	5,600	4,302	99,238
Non-current assets	55	4,918	24,656
Current liabilities	8,431	12,043	28,870
Non-current liabilities (4)	-	453	170,015
Equity	(2,776)	(3,276)	(74,992)

(1) Period from November 1 to December 31, 2017.

(2) Reflects the total ownership interest in OPay as of December 31, 2019, 10.24% of which is held in preferred shares and 2.86% in ordinary shares. The ownership interest reduced during 2019. The share of net income (loss) recognized under the equity method was calculated based on the investment in ordinary shares, relative to the total number of shares outstanding. The Group owns 8.85% of the total number of ordinary shares issued by OPay.

(3) In 2019, the Group sold some of its ordinary shares in OPay for the purpose of an employee equity program in the company. The gain on partial disposal is included in Share of net income (loss) of associates and joint ventures in the Statement of Operations. See Note 28 for more information.

(4) Preferred shares issued by OPay are classified as financial liabilities in the financial statements of the company.

StarMaker Inc.

StarMaker is an associate in which the Group had preferred shares representing a 19.35% ownership interest as of December 31, 2019. The preferred shares, accounted for as long-term interests and measured at fair value through profit or loss, have dividend and liquidation preference. In 2019, the Group recognized an unrealized gain on the preferred shares of US$4.0 million. The Group has an option to increase its ownership to 51% in the second half of the year 2020. The option, if exercised, will entail the Group acquiring the shares at either fair value, or at a proxy of fair value. Accordingly, the fair value of the option is immaterial as at December 31, 2019. For information about the measurement of the preferred shares, see Note 16.

StarMaker is a technology-driven social media company focused on music and entertainment. StarMaker enables users to record and share their own music videos, collaborate with other musicians, connect with other users and follow their idols on the social platform.

nHorizon

nHorizon is a joint venture in which the Group has a 29.09% ownership interest. nHorizon operates an Opera browser in China with monetization partners, including Baidu, Sogou and others. nHorizon consists of nHorizon Innovation (Beijing) Software Limited and nHorizon Infinite (Beijing) Software Limited (collectively, “nHorizon”). The joint venture was co-founded by Otello Corporation ASA and Telling Telecom in August 2011. The Group acquired the investment in nHorizon as a result of the acquisition of Opera Norway AS in 2016.

Powerbets Holdings Limited

Powerbets is a joint venture in which the Group has a 50.1% ownership interest. It is a joint venture with a group related to Supabets HL Limited. The joint venture was established on August 1, 2017. It provides a platform for sports betting, virtual sports betting, and gaming services throughout Africa. Having one of the largest gaming footprints in Africa, Powerbets is licensed in nine African markets and operational in eight.

2017 summary information regarding nHorizon and Powerbets:

	Year ended December 31, 2017	Period from August 1 to December 31, 2017
[US$ thousands]	nHorizon	Powerbets
The Group’s interest	29.09%	50.10%
Revenue	42,298	7,562
Operating profit (loss)	(2,219)	(505)
Net income (loss)	(2,710)	(529)
Group’s share of net income (loss), before adjustment	(788)	(265)
Adjustments related to amortization of intangible assets	-	(54)
Group's share of net income (loss)	(788)	(318)

Assets	19,302	2,672
Short-term liabilities	15,720	5,649
Equity	3,583	(2,977)

2018 summary information regarding nHorizon, Powerbets and StarMaker:

	Year ended December 31, 2018
[US$ thousands]	nHorizon	Powerbets	StarMaker
The Group’s interest	29.09%	50.10%	19.35% (1)
Revenue	48,992	4,498	12,332
Operating profit (loss)	(1,568)	(4,528)	(9,639)
Net income (loss)	(2,056)	(4,735)	(8,602)
Other comprehensive income that may be reclassified to net income	-	188	-
Total comprehensive income	(2,056)	(4,547)	(8,602)
Group's share of net income (loss)	(598)	(2,372)	N/A

Current assets	9,761	2,751	21,366
Non-current assets	1,065	2,851	11,245
Current liabilities	3,818	7,818	30,163
Non-current liabilities	5,469	5,114	-
Equity	1,539	(7,331)	2,448

2019 summary information regarding nHorizon, Powerbets and StarMaker:

	Year ended December 31, 2019
[US$ thousands]	nHorizon	Powerbets	StarMaker
The Group’s interest	29.09%	50.10%	19.35% (1)
Revenue	43,335	4,990	29,035
Operating profit (loss)	1,821	(3,016)	(8,485)
Net income (loss)	1,780	(5,134)	(8,485)
Other comprehensive income that may be reclassified to net income	-	-	-
Total comprehensive income	1,780	(5,134)	(8,485)
Group's share of net income (loss)	518	(2,572)	N/A

Current assets	8,225	4,447	13,869
Non-current assets	695	1,560	11,377
Current liabilities	5,875	13,074	29,870
Non-current liabilities	-	5,754	-
Equity	3,045	(12,822)	(4,624)

(1) The Group ownership interest in StarMaker is held through preferred shares, which are measured at fair value through profit or loss.

The following tables specify the carrying amounts for investments in associates and joint ventures.

	Year ended December 31, 2018
[US$ thousands]	nHorizon	Powerbets	OPay	StarMaker
Carrying amount as of January 1, 2018	1,110	-	4,406	-
Investment during the year	-	2,567	-	30,000
FX adjustment	(69)	-	-	-
Share of net income (loss)	(598)	(2,372)	(76)	-
Share of other comprehensive income	-	94	-	-
Carrying amount as of December 31, 2018	443	289	4,330	30,000

Groups share in %	29.09%	50.10%	19.90%	19.35%
Groups share in equity	448	(3,673)	(652)	N/A
Unrecognized intangible assets	-	1,492	-	N/A
Equity method adjustments	(5)	2,469	4,982	N/A
Carrying amount as of December 31, 2018	443	289	4,330	30,000

	Year ended December 31, 2019
[US$ thousands]	nHorizon	Powerbets	OPay	StarMaker
Carrying amount as of January 1, 2019	443	289	4,330	30,000
Investment during the year	-	366	7,131	-
Change in fair value of preferred shares (1)	-	-	33,900	4,000
FX adjustment	3	-		-
Other adjustments	-	157	673	-
Share of net income (loss)	518	(2,572)	(2,938)	N/A
Share of other comprehensive income	-	-	-	N/A
Carrying amount as of December 31, 2019	963	(1,760)	43,096	34,000

Groups share in %	29.09%	50.10%	13.1%	19.35%
Groups share in equity	886	(6,424)	(2,145)	N/A
Unrecognized intangible assets	-	566	-	N/A
Equity method adjustments	77	4,097	(759)	N/A
Fair value of preferred shares (1)	-	-	46,000	34,000
Carrying amount as of December 31, 2019	963	(1,760)	43,096	34,000

(1) The carrying amount of the preferred shares form part of the net investment in the associates.

In the Statement of Financial Position, the amount of Investments in associates and joint ventures includes both the carrying amount determined using the equity method and the fair value of the preferred shares.

NOTE 28.	RELATED PARTIES

At the time of the transactions described in this note, the Group’s Chairman and Chief Executive Officer had control or significant influence over Beijing Kunlun Tech, OPay, Starmaker Interactive, Mobimagic Digital Technology Ltd (formerly known as 360 Mobile Security) and Balder Investment Inc., either directly or through other investments.

The Group has significant influence over OPay and Starmaker through ownership interests in those entities. Moreover, the Group has joint control over Powerbets and nHorizon by having contractually agreed the sharing of control.

In 2018, the Group provided a revolving line of credit of US$6.0 million to Powerbets. The principal, together with all accrued and unpaid interest, shall be repaid on the date set by Powerbets’ board of directors, which effectively requires the consent of the other investor in Powerbets. As of December 31, 2019, a total of US$3.0 million was drawn under the credit facility (December 31, 2018: US$2.6 million). No repayment date has been set. No interest has been accrued. The long-term loan is accounted for as part of the Group’s long-term interest in Powerbets.

The Group and Powerbets entered into a software development and consultancy agreement in 2018. The Group has also provided advertising services to Powerbets. A total of US$2.2 million was recognized as revenue from Powerbets in 2019 (2018: US$4.4 million). As of December 31, 2019, the total outstanding balance on trade receivable was US$6.6 million, compared to US$4.4 million as of year-end 2018. We expect Powerbets to start repaying the receivables in 2020.

On April 16, 2019, the Group sold 1,242,322 shares in OPay to Wisdom Connection III Holding Inc., a company controlled by Han Fang, a Director of the Group at the time, for a consideration of US$0.5 million, in parallel with OPay’s other founder, Balder Investment Inc., selling an equal portion of its shares at the same valuation. These transactions were carried out to establish an equity pool for OPay’s employees within Wisdom Connection III Holding Inc. ahead of new investor funding of OPay. On June 14, 2019, the Group acquired 3,210,617 Series Seed+ preferred shares in OPay for US$7.5 million by converting loan to equity. On the same date, the Group also acquired 1,230,736 Series A preferred shares in OPay for US$4.6 million by converting US$2.67 million of debt to equity and by transferring US$1.93 million in cash to the company. By the end of 2019, the accumulated investment made in OPay was US$12.1 million.

In mid-2019, the Group entered into service agreements with Mobi Magic (Beijing) Information Technology Co., Ltd. and Hong Kong Fintango Limited under which these parties would provide app, systems and platform maintenance, and data processing services as well as managerial oversight to P C Financial Services, the subsidiary of the Group offering microloans in India. Under the agreements, the Group will pay a combination of fixed fees and a variable fee that is calculated based on revenue less credit losses and indirect taxes.

On July 5, 2019, Blue Ridge Microfinance Bank Limited and Paycom Nigeria Limited, a subsidiary of OPay, entered a partnership to facilitate OPay’s launch of a savings product to its users. Under the agreement, deposits from customers of OPay were transferred to Blue Ridge, which invested the funds in financial instruments, including microloans offered in Nigeria. Blue Ridge paid a fixed interest rate on deposits from Paycom.

On December 18, 2019, the Group entered into a sales agreement with OPay to sell inventory representing mobile phones for US$6.27 million. The transaction closed in 2020.

On December 18, 2019 the Group entered into an agreement with Putu Novi Financing Corporation, a company indirectly controlled by Opera’s Chairman and CEO, under which the Group provided a revolving credit facility for 18 months in exchange of interest and net revenue sharing from the company’s operations. As of December 31, 2019, no loans had been provided under the credit facility.

The Group provides and receives professional services to a number of other related parties.

Services received from Beijing Kunlun Tech consist of shared office facilities in Beijing, China.

Services provided to OPay consist of development and key management personnel services, and has been invoiced based on time used and with a 5-8% markup dependent of the type of service.

Services received from Mobimagic Digital Technology Ltd (formerly known as 360 Mobile Security) are related to distribution and promotion of the Group’s products worldwide. Mobimagic Digital Technology was initially a subsidiary of the Qihoo 360 group, later invested into by other investors, including Mr. Yahui Zhou. The Qihoo 360 group and Mr. Yahui Zhou were also two of the original shareholders of Opera Limited. Both Opera and Mobimagic Digital Technology have a need to promote their apps through mobile advertising on third party advertising inventory. As the two companies have operated under overlapping control, it was decided to take advantage of the combined volume of advertising to be procured in order to achieve the most attractive pricing from third parties; hence the partnership. At December 31, 2019, the Group had provided prepayments to Mobimagic Digital Technology for distribution and promotion services as part of an agreement where Mobimagic Digital Technology accepts financial risk related to the retention of acquired new users. The prepayments had a carrying amount of US$15.5 million as of December 31, 2019, compared to US$10.4 million as of December 31, 2018. The growth of transactions and balances related to this distribution partnership relates to Opera’s announced growth strategy for 2019, including increased investments in marketing and distribution.

      Additional information about transactions with associates and joint ventures is included in Note 27.

Outstanding balances as of December 31, 2018 and 2019 are unsecured and interest free, except as outlined above, and settlement occurs in cash. There have been no guarantees provided or received for any related party receivable or payable.

[US$ thousands]			As of December 31, 2018
Balances with related parties	Category of related party	Type of balance	2018	2019
Mobimagic Digital Technology Ltd	Key management personnel	Accounts receivable	770	-
Mobimagic Digital Technology Ltd	Key management personnel	Distribution prepayment	10,420	15,527
Mobimagic Digital Technology Ltd	Key management personnel	Trade and other payables	-	(2,760)
Beijing Kunlun Tech Co., Ltd.	Key management personnel	Other payables	(169)	(177)
Kunlun Group Limited	Key management personnel	Trade payable	-	(436)
Mobi Magic (Beijing) Info. Tech. Co., Ltd / Hong Kong Fintango Limited	Key management personnel	Trade and other payables	-	(25,598)
Mobi Magic (Beijing) Information Technology Co., Ltd.	Key management personnel	Trade receivable	-	303
nHorizon Innovation (Beijing) Software Ltd.	Joint venture	Revenue share liability	-	(23)
nHorizon Innovation (Beijing) Software Ltd.	Joint venture	Trade receivable	-	146
nHorizon Innovation (Beijing) Software Ltd.	Joint venture	Professional service payable	(979)	(543)
OPay Digital Services Limited (HK)	Associate / Key management personnel	Loans receivable	1,779	-
OPay Digital Services Limited (HK)	Associate / Key management personnel	Trade receivable	4,271	17,450
OPay Digital Services Limited (HK)	Associate / Key management personnel	Trade payable	(455)	-
OPay Digital Services Limited (HK)	Associate / Key management personnel	Contract liability	-	(6,274)
Paycom Nigeria Limited	Key management personnel	Trade receivable	-	1,466
Paycom Nigeria Limited	Key management personnel	Trade and other payables	-	(26)
Powerbets Holding Limited	Joint venture	Loans receivable	2,567	3,039
Powerbets Holding Limited	Joint venture	Trade receivable	4,369	6,579
StarMaker Entertainment Technology India Pvt., Ltd.	Associate / Key management personnel	Trade receivable	-	22
Wisdom Connection III Holding Inc.	Key management personnel	Other receivables	-	500

[US$ thousands]			Year ended December 31,
Transactions with related parties	Category of related party	Type of transaction	2017	2018	2019
Mobimagic Digital Technology Ltd	Key management personnel	Technology licensing, advertising and other revenue	-	3,069	-
Mobimagic Digital Technology Ltd	Key management personnel	Marketing and distribution	(8,416)	(7,522)	(25,767)
Mobimagic Digital Technology Ltd	Key management personnel	Software license fees	-	-	(500)
Beijing Kunlun Tech Co., Ltd.	Key management personnel	Office facilities	(1,425)	(1,072)	(1,545)
Beijing Kunlun Tech Co., Ltd.	Key management personnel	Technology licensing and other revenue	-	-	13
Beijing Kunlun Tech Co., Ltd.	Key management personnel	Professional services	-	-	(30)
Kunlun Group Limited	Key management personnel	Professional investment advisory services	-	-	(436)
Beijing Kunlun Lexiang Network Technology Co., Ltd.	Key management personnel	Professional services	-	-	(79)
Beijing Kunlun Online Network Tech Co., Ltd	Key management personnel	Professional services	-	-	(125)
Beijing Xianlaihuyu Network Tech Co., Ltd	Key management personnel	Professional services	-	-	(39)
KUNLUN GLOBAL INTERNATIONAL SDN. BHD.	Key management personnel	Advertising revenue	-	68	2
Mobi Magic (Beijing) Information Technology Co., Ltd.	Key management personnel	Technology licensing and other revenue	-	-	303
Mobi Magic (Beijing) Info.Tech. Co., Ltd / Hong Kong Fintango Limited	Key management personnel	Cost of revenue	-	-	(25,598)
Mobi Magic (Beijing) Information Technology Co., Ltd	Key management personnel	Professional services	-	-	(325)
nHorizon Innovation (Beijing) Software Ltd.	Joint venture	Technology licensing and other revenue	387	(18)	146
nHorizon Innovation (Beijing) Software Ltd.	Joint venture	Investment	(770)	-	-
nHorizon Innovation (Beijing) Software Ltd.	Joint venture	Cost of revenue	(72)	(45)	(38)
nHorizon Infinite (Beijing) Software Ltd.	Joint venture	Professional services	(513)	(941)	(156)
OPay Digital Services Limited (HK)	Associate / Key management personnel	Acquisition of business	-	(9,500)	-
OPay Digital Services Limited (HK)	Associate / Key management personnel	Investment (Note 27)	(4,969)	-	(7,131)
OPay Digital Services Limited (HK)	Associate / Key management personnel	License fee (cost of revenue)	-	(455)	-
OPay Digital Services Limited (HK)	Associate / Key management personnel	Technology licensing and other revenue	2,829	10,899	15,960
OPay Digital Services Limited (HK)	Associate / Key management personnel	Interest income	-	-	323
Paycom Nigeria Limited	Associate / Key management personnel	Advertising revenue	-	-	1,565
Powerbets Holdings Limited	Joint venture	Technology licensing, advertising and other revenue	-	4,369	2,210
Powerbets Holdings Limited	Joint venture	Investment	(310)	-	-
StarMaker Interactive Inc.	Associate / Key management personnel	Investment	-	(30,000)	-
StarMaker Interactive Inc.	Associate / Key management personnel	Professional services	16	175	150
Wisdom Connection III Holding Inc.	Key management personnel	Other revenue	-	-	8
Wisdom Connection III Holding Inc.	Key management personnel	Disposal of shares in associates	-	-	500

Following the acquisition of Opera Norway AS, the Group and Otello Corporation ASA entered into a time-restricted Transitional Service Agreement whereby individuals from each party provided support to one another in line with historical activity. These activities were tracked and invoiced based on actual cost, which have resulted in only minimal net payments. As of December 31, 2019, the net of receivables and payables was immaterial.

NOTE 29.	NET INCOME PER SHARE

Basic net income per share is calculated by dividing the net income for the year attributable to ordinary equity holders of Opera Limited by the weighted average number of ordinary shares outstanding during the year. Diluted net income per share is calculated by dividing the net income attributable to ordinary equity holders of Opera Limited by the weighted average number of ordinary shares outstanding during the year plus the number of ordinary shares that would be issued pursuant to our employee equity program based on period-average employee equity awards. The net dilutive effect of these awards is determined by application of the treasury stock method related to the share equivalents of unrecognized share compensation expense on employee equity grants outstanding at period end.

The net income per share calculation for all periods prior to the Initial Public Offering reflects 200 million shares as outstanding, less 9.75 million shares that were surrendered by two shareholders upon completion of the IPO. As of December 31, 2019, the total number of shares outstanding for Opera Limited was 237,826,326, each with a par value of US$0.0001.

The following tables show the income and share data used in the basic and diluted net income per share calculations.

[Net income in US$ thousands]	Year ended December 31,
Basic net income per share	2017	2018	2019
Net income attributable to the owners of the parent	6,064	35,160	57,899

Issued ordinary shares at beginning of period	190,250,000	190,250,000	220,119,343
Effect of shares issued	-	12,504,070	7,422,487
Effect of treasury shares held	-	(133,681)	(2,913,330)
Basic weighted-average number of ordinary shares in the period	190,250,000	202,620,388	224,628,500

Basic net income per share, US$	0.03	0.17	0.26

[Net income in US$ thousands]	Year ended December 31,
Diluted net income per share	2017	2018	2019
Net income attributable to the owners of the parent	6,064	35,160	57,899

Basic weighted-average number of ordinary shares	190,250,000	202,620,388	224,628,500
Effect of employee equity grants	2,449,186	6,107,813	4,437,167
Diluted weighted-average number of ordinary shares in the period	192,699,186	208,728,202	229,065,667

Diluted net income per share, US$	0.03	0.17	0.25

Opera Limited, the parent, has American Depository Shares (ADSs) listed on Nasdaq, trading under the OPRA ticker symbol. Each ADS represents two ordinary shares in the parent. The table below specifies net income per ADS.

[Net income in US$ thousands]	Year ended December 31,
Net income per ADS, basic and diluted	2017	2018	2019
Net income attributable to the owners of the parent	6,064	35,160	57,899

ADS equivalent of basic weighted-average number of ordinary shares	95,125,000	101,310,194	112,314,250
ADS equivalent of diluted weighted-average number of ordinary shares	96,349,593	104,364,101	114,532,833

Basic net income per ADS, US$	0.06	0.35	0.52
Diluted net income per ADS, US$	0.06	0.34	0.51

NOTE 30.	EVENTS AFTER THE REPORTING PERIOD

In the period from early 2020 until the date these consolidated financial statements were authorized for issue, the coronavirus (COVID-19) was classified as a global pandemic. The coronavirus did not have any impact on the consolidated financial statements for 2019. The Group continues to monitor developments closely as the COVID-19 pandemic develops and beginning in March the COVID-19 pandemic began to impact the Group’s business. This includes increased user traffic which has been offset by declines in user monetization and meaningfully reduced microlending volumes due to COVID-19 related lockdowns in our key markets. If the situation deteriorates or persists for an extended period in key geographies, the risk of a significant adverse impact to the Group’s business will increase. The impact of the COVID-19 pandemic to the Group’s business will depend on a range of factors which the Group is not able to accurately predict, including the duration and scope of the pandemic, the geographies impacted, the impact of the pandemic on economic activity and the nature and severity of measures adopted by governments. These factors include, but are not limited to:

●	Reductions or volatility in consumer demand for one or more of the Group’s products due to illness, quarantine or other travel restrictions, economic hardship, which may impact the Group’s market share.

●	The deterioration of socio-economic conditions and disruptions to the Group’s operations, such as advertising sales, value of monetization partnerships, distribution partnerships, ability to collect outstanding loans and ability to launch new products.

All of these factors may have material adverse effects on the Group’s results of operations and financial condition.

On January 17, 2020, the Group announced that its board of directors had approved a share repurchase program, which authorized the Company’s management to execute the repurchase of up to US$50 million of its American Depositary Shares by January 17, 2021, in any form that management may deem fit. The Company’s management launched the repurchase in February 2020 and as of March 31, 2020, a total of 773,486 ADSs had been repurchased for US$5,490 thousand. Additional repurchases will be made from time to time in an opportunistic manner and depending on market conditions.

On January 24, 2020, Opera Limited and certain of its directors and officers were named as defendants in a putative class action filed in the United States District Court for the Southern District of New York: Brown v. Opera Limited. et al., Case No. 20-cv-674 (S.D.N.Y.). The complaint asserts violations of Sections 11 and 15 of the Securities Act of 1933, Section 10(b) and 20(a) of the Securities and Exchange Act of 1934, and SEC Rule 10b-5 promulgated under the Securities Exchange Act of 1934. The complaint alleges that the Company made material misstatements and/or omissions during the period from July 27, 2018 through January 15, 2020. The allegations relate to statements regarding the Company’s sustainable growth and market opportunity for its browser applications and the alleged business practices of certain loan service applications owned or controlled by the Company. The complaint seeks unspecified damages on behalf of all person and entities who purchased or acquired the Company’s (i) American depositary shares (“ADSs”) pursuant and/or traceable to the Company’s initial public offering commenced on or about July 27, 2018 (the “IPO” or “Offering”); and/or (ii) Opera securities between July 27, 2018 and January 15, 2020, both dates inclusive. Several individuals have sought to be appointed as the lead plaintiff to represent the putative class, but no lead plaintiff has been appointed yet. As the case remains in its preliminary stages, the Group is not able to express an opinion on the likelihood of any unfavorable outcome or any estimate of the amount or range of any potential loss. The Company intends to vigorously defend itself against these claims.

On January 27, 2020, the Group announced the completion of the acquisition of the Estonian-based company Pocosys, as well as an agreement to acquire Pocopay, its sister company, which holds a payment institution license and provides financial services in the European Union. Until the acquisition of Pocopay is completed, Opera has a commercial relationship with Pocopay. Based on a preliminary allocation of the purchase price of US$5.0 million, goodwill was measured at US$3.8 million. The Group did not assume material liabilities in the business combination.

Subsequent to February 25, 2020, the second exercise period of the Group’s equity program took place, including RSUs that had vested on January 1, 2020. A total of 1,121,000 RSUs were exchanged for an equivalent number of ADSs in Opera Limited.

On March 17, 2020, the Group entered into an agreement with OPay Digital Services Limited, a subsidiary of OPay Limited, for the sale of 100% of the shares in the Group's subsidiary Blue Ridge Microfinance Bank Ltd. The consideration was US$5.0 million, subject to certain price adjustment clauses. Completion of the transaction is pending change of control approval by the Central Bank of Nigeria.