Form 20-F
period 2020-12-31
Opera Ltd
filed 2021-06-11
CIK 1737450

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020.

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

228,285,684 ordinary shares, par value US$0.0001 per share, as of December 31, 2020

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

PART III	93

ITEM 17 FINANCIAL STATEMENTS	93

ITEM 18 FINANCIAL STATEMENTS	93

ITEM 19. EXHIBITS	93

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

●	“ADSs” refer to American depositary shares, each of which represents two ordinary shares;

●	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, Taiwan and the special administrative regions of Hong Kong and Macau;

●	“MAUs” or “monthly active users” refers to the average number of active users of any month (within a given period), calculated as of its final day using a 30-day lookback window;

●	“shares” or “ordinary shares” refers to our ordinary shares, par value US$0.0001 per share;

●	“South Asia” comprises the four distinct markets of India, Pakistan, Bangladesh and Sri Lanka;

●	“Southeast Asia” comprises the six distinct markets of Indonesia, Vietnam, Thailand, the Philippines, Malaysia and Myanmar;

●	“US$,” “U.S. Dollars,” “$” and “dollars” refer to the legal currency of the United States; and

●

“we,” “us,” “our company,” “the Group,” “our group,” “our” or “Opera” refers to Opera Limited†, an exempt company incorporated under the laws of the Cayman Islands with limited liability that is the holding company of our group.

† On June 25, 2018, Opera Limited became our holding company by way of an exchange of equity interests in which the existing members of Kunhoo Software LLC (our previous ultimate holding company) exchanged their interests in Kunhoo Software LLC for ordinary shares having substantially the same rights in Opera Limited. At such time, the historical consolidated financial statements of Kunhoo Software LLC became those of Opera Limited. For convenience, we refer herein to such historical consolidated financial statements as being those of Opera Limited. Unless stated otherwise, all share and per share information for periods prior to June 25, 2018, reflect the capitalization of Opera Limited.

All discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

FORWARD-LOOKING STATEMENTS

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

You should read this annual report and the documents that we refer to in this annual report with the understanding that our actual future results may be materially different from and worse than what we expect. Other sections of this annual report include additional factors which could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time, and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements.

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

Not applicable.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risks Related to Our Business and Industry

We may fail to maintain or grow the size of our user base or the level of engagement of our users.

The size and engagement level of our user base are critical to our success. Our business and financial performance have been and will continue to be significantly affected by our success in adding, retaining and engaging active users. We continue to invest significant resources to grow our user base and increase user engagement, whether through innovations, providing new or improved content or services, marketing efforts or other means. While our user base has expanded significantly in the last several years, we cannot assure you that our user base and engagement levels will continue growing at satisfactory rates, or at all. Our user growth and engagement could be adversely affected if:

•	we fail to maintain the popularity of our platforms among users;

•	we are unable to continue to develop products that work with a variety of mobile operating systems, networks and smartphones;

•	we are unable to maintain the quality of our existing content and services;

•	we are unsuccessful in innovating or introducing new, best-in-class content and services;

•	we fail to adapt to changes in user preferences, market trends or advancements in technology;

•	we are unsuccessful with cross-selling new products and services to our existing user base;

•	our partners who provide content to Opera News and our other platform applications do not create content that is engaging, useful, or relevant to users;

•	our partners who provide content to Opera News and our other platform applications decide not to renew agreements or not to devote their resources to creating engaging content;

•

our global distribution partners decide not to distribute our software on their products or platforms or impose adverse new restrictions or requirements for distribution on their products or platforms;

•	we fail to provide adequate service to users or partners;

•	technical or other problems prevent us from delivering our content or services in a timely and reliable manner or otherwise affect the user experience;

•	there are user concerns related to privacy, safety, fund security or other factors;

•	there are adverse changes to our platforms that are mandated by, or that we elect to make to address, legislation, regulation or litigation, including settlements or consent decrees;

•	we fail to maintain the brand image of our platforms, or our reputation is damaged; or

•	there are unexpected changes to the demographic trends or economic development in the markets that we compete in.

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

We face intense competition in all of the products and services we offer. In the browser space, we generally compete with other global browser developers, including companies such as Google (Chrome browser), Apple (Safari browser), Samsung and Microsoft (Internet Explorer and Edge browsers), which have distributional or other advantages on their respective hardware or software platforms. We also compete with other regional internet companies that have strong positions in particular countries. In the content space, we have faced significant competition from other internet companies promoting their own content products and services globally, including Google and Apple, and traditional media such as local and global newspapers and magazines. In addition, we compete with all major internet companies for user attention and advertising spend. Moreover, in emerging international markets, where mobile devices often lack large storage capabilities, we may compete with other applications for the limited space available on a user’s mobile device. As we introduce new products, as our existing products evolve, or as other companies introduce new products and services, we may become subject to additional competition. For example, we launched the Dify cashback and payments solution in February 2021 and we may further expand into other financial services businesses in the future. For details relating to the increasing competition we may face in our fintech operations, see “--We may not be able to expand our financial services business effectively and successfully.” While we view our new products as extensions of Opera’s existing product portfolio, adding new products and services subjects us to additional competition and new competitors.

Many of our current and potential competitors have significantly greater resources and broader global recognition and occupy better competitive positions in certain markets or on certain platforms than we do. These factors may allow our competitors to respond to new or emerging technologies and changes in market requirements better than we can. Our competitors may also develop products, features or services that are similar to ours or that achieve greater market acceptance. These products, features and services may undertake more far-reaching and successful product development efforts or marketing campaigns, or may adopt more aggressive pricing policies. In addition, our partners may use information that we share with them to develop or work with competitors to develop products or features that compete with us. Certain competitors, including Apple, Microsoft, Samsung and Google, could use strong or dominant positions on their respective platforms or in one or more markets to gain competitive advantages against us in areas where we operate, including by:

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

Our business has become increasingly complex as we have expanded the markets in which we operate, the variety of products and services we offer and the overall scale of our operations. We have expanded and expect to continue to expand our headcount, office facilities and infrastructure. As our operations continue to expand, our technology infrastructure systems and corporate functions will need to be scaled to support our operations, and if they fail to do so, it could negatively affect our business, financial condition and results of operations, and our ability to provide accurate and timely information.

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

For example, we entered the market for content discovery and recommendation platforms in 2017 with our Opera News product. Opera News is now available in a wide variety of markets worldwide. In recent years, several countries have adopted regulatory regimes for news aggregation services requiring local registration or licensing, in some cases enabling more effective governmental restrictions on their citizens’ access to certain categories of information. In Western markets some countries have adopted legislation expanding publishers’ copyright entitlements on digital platforms including search engines, social media and content recommendation platforms. At the same time, there has been an increased discussion of the extent to which content aggregators should prevent the dissemination of “fake news,” on the one hand, or be prevented from restricting free expression on their platforms on the other hand.

In short, content recommendation and aggregation are increasingly regulated, and we anticipate that we will be subject to an increasingly diverse and fragmented regulatory environment over time.

Our growing multi-market operations also require that we incur certain additional costs, including costs relating to staffing, logistics, intellectual property licensing or protection, tariffs and other trade barriers. Moreover, we may become subject to risks associated with:

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

•

complex local tax regimes. Digital business models in general are under significant scrutiny from tax authorities around the world, given the considerable complexity that these can bring on a cross-border basis, particularly when there may be no physical presence involved;

•	potential political, economic and social instability;

•	potential local government initiatives to restrict access to our products and services; and

•	higher costs associated with doing business in multiple markets.

Any of the foregoing could negatively affect our business, financial condition and results of operations.

We may not be able to expand our financial services business effectively and successfully.

We have developed a non-custodial crypto currency wallet integrated into certain of our browsers. In February 2021 we launched Dify, a cashback and payments solution debuting in Spain, with the intention to expand to additional European markets. We may pursue additional opportunities in or relating to the financial services industry in the future, for which we would provide different financial services to our users across different markets. These services may include consumer lending or other financial services and activities or initiatives relating to payments or crypto currencies. We have limited experience in most aspects of the operation of our financial services businesses, which makes it difficult to evaluate our future prospects. We intend to promote our new financial services offerings to our existing user base and the success of such cross promotional efforts is uncertain. Moreover, we may not be able to obtain the regulatory approvals, permits or licenses as may be required for all of our desired financial services initiatives. Failure to manage or grow our financial services businesses may have material adverse effects on our overall financial position and results of operations.

To the extent our financial services offerings come to involve lending money, either through consumer lending or otherwise, we may bear the credit risk of our borrowers. As we carry out our plans to expand into new markets and offer new financial services or loan products to an expanding borrower base, we may not be able to effectively manage any relevant credit risks associated with our financial services businesses. Furthermore, we are subject to the risk of fraudulent activity associated with borrowers and parties handling borrower information. In addition, our business may be subject to credit cycles associated with the volatility of the general economy in the markets in which we operate our financial services businesses, which could be impacted by a wide array of factors. If economic conditions deteriorate, we may face an increased risk of default or borrower delinquency, which will result in lower returns or losses.

A small number of business partners contribute a significant portion of our revenues.

A small number of business partners contribute a significant portion of our revenues. Our largest business partner, Google contributed approximately 46.1% of our revenues in 2020, compared to 42.1% in 2019, and 42.1% in 2018. Although we continue efforts to diversify our partner base, we cannot assure you that a limited number of partners will not continue to contribute a significant portion of our revenues for the near future. Consequently, any of the following events may materially and adversely impact our business, results of operations and growth prospects:

•	reduction, delay or cancellation of services by our large search partners;

•	a significant decrease in the business results or prospects of one of our large search partners;

•	failure by one or more of our large search partners to pay for our services; or

•	loss of one or more of our significant search customers and any failure to identify and acquire additional or replacement partners.

In 2020 and 2019, 48.4% and 46.1% of our revenues respectively were generated from customers and monetization partners domiciled in Ireland. During 2018, 58.4% of our revenues were generated from monetization partners domiciled in two geographic markets, with 47.6% and 10.8% from Ireland and Russia, respectively. This geographic concentration is not necessarily an indication of where user activity occurs as our end users are located across the world but is affected by the geographic concentration of domicile among certain of our primary monetization partners. We are especially exposed to risks related to the economic conditions, regional specific legislation and tax law of the identified countries.

We rely on our users’ web searches within Opera browsers for a substantial portion of our revenues.

We share in the revenue generated by search partners when our users conduct searches initiated within the URL bar or search boxes embedded in our PC and mobile browsers. Revenue generated from search partners accounted for 49.7%, 48.7% and 50.9% of our total revenue in 2018, 2019 and 2020, respectively. The revenue sharing and fee arrangements with these search partners are subject to change. If our search partners reduce or discontinue their advertising spending with us, we fail to attract new search or advertising partners, our search partners see reduced monetization or the fees we receive for the traffic we refer to our search partners significantly decrease, our business, financial condition and results of operations could be materially and adversely affected.

Our existing business and our expansion strategy depend on certain key collaborative arrangements, and we may be unable to maintain or develop these relationships.

Our existing business, and our strategy for developing our business, involve maintaining and developing various types of collaborations with third parties, which provide us with access to additional user traffic, search services, products and technology. For example, our collaborations with Google and Yandex allow us to provide our users with best-in-class search services. We also work with leading device manufacturers, chipset vendors and mobile software storefront providers, to ensure cost-efficient and reliable distribution of our products and services. Moreover, as part of our focus on expanding our AI capabilities, we formed strong relationships with high profile media and independent content providers to obtain comprehensive news and other content that we can make available to users on our platform. We consider these collaborations to be important to our ability to deliver attractive services, products and content offerings to our users, in order to maintain and expand our user and advertiser bases, and we believe that it will continue to be important for us to develop similar partnerships in the future. Our inability to maintain and grow such relationships could have an adverse impact on our existing business and our growth prospects.

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

We place promotional links to some of our search engine providers and other partners on our browsers, thereby providing easy access to premier search and other online services for our users and increasing our associated revenues. Moreover, we rely on third party operators of internet properties for auxiliary services. For example, we use Google BigQuery to store and analyze most of our system data including number of active users, clicks-per-user, impressions, comments, likes, visits, etc. Google BigQuery allows us to scale our data warehouse capacity affordably and seamlessly, which is key as we derive insights from our massive user base to enhance our AI-powered content discovery platform. If these third parties decide to stop collaborating with us, our revenues and growth and operations may be adversely affected.

Privacy concerns relating to our services and the use of user information could negatively impact our user base or user engagement, or subject us to governmental regulation and other legal obligations.

We collect certain user profile, user location and other data from our users for various purposes including to better understand our users and their needs and to support our AI-powered content discovery and recommendation platform and big data analytical capabilities for more targeted services such as personalized news, videos and other online content recommendations. We or our suppliers also collect or may in the future collect certain data from users of our financial services products for purposes such as transaction attribution, account opening, credit scoring and/or money transfer purposes. Concerns about the collection, use, disclosure or security of personal information and data or other privacy-related matters, even if unfounded, could damage our reputation, cause us to lose users and subject us to regulatory investigations, all of which may adversely affect our business. While we strive to comply with applicable data protection laws and regulations, as well as our privacy policies pursuant to our terms of use and other obligations we may have with respect to privacy and data protection, any failure or perceived failure to comply with these laws, regulations or policies may result, and in some cases have resulted, in inquiries and other proceedings or actions against us by government agencies or others, as well as negative publicity and damage to our reputation and brands, each of which could cause us to lose users and have an adverse effect on our business and operating results. The confidential information we collect, store and process may make us an attractive target and potentially vulnerable to cyber-attacks, computer virus, physical or electronic break-ins or similar disruptions.

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

We collect, store and process certain personal and other sensitive data from our users during our daily business operations. For example, for our financial services business, we or our external service providers may collect our users’ personal information for transaction attribution, account opening, credit assessment and/or money transfer purposes. The data that we have processed and stored makes us and our external service providers a target and potentially vulnerable to cyber-attacks, computer viruses, physical or electronic break-ins or similar disruptions.

While we have taken measures to protect the confidential information that we have access to, our security measures could be breached. Moreover, the techniques used to obtain unauthorized, improper or illegal access to our and our external service providers’ systems, our data or customers’ data, disable or degrade service, or sabotage systems are constantly evolving, may be difficult to detect quickly, and often are not recognized until after they have been launched against a target. Unauthorized parties can and have attempted to gain access to our systems and facilities through various means, including, among others, hacking into the systems or facilities of us or our partners or customers, or attempting to fraudulently induce our employees, partners, customers or others into disclosing usernames, passwords, or other sensitive information, which may in turn be used to access our information technology systems. Certain efforts may be state-sponsored and supported by significant financial and technological resources, making them even more difficult to detect. Computer malware, viruses and hacking, phishing and denial of service attacks by third parties have become more prevalent in our industry and have occurred on our systems in the past and may occur on our systems in the future. Although to date we have not suffered material costs or disruption to our business caused by any such incident, any future security breach could have a material adverse impact on our relationships with our borrowers and our reputation, business operations and financial performance.

Because we store, process and use data, some of which contains personal information, we are subject to complex and evolving laws and regulations across multiple jurisdictions regarding privacy, data protection and other matters.

We are subject to a variety of laws and regulations in the European Union, Nigeria and other markets that involve matters central to our business, including user privacy, rights of publicity, data protection, content, intellectual property, distribution, electronic contracts and other communications, competition, protection of minors, consumer protection, taxation and online-payment services. These laws can be particularly restrictive in certain countries, and constantly evolve and remain subject to significant change. In addition, the application and interpretation of these laws and regulations are often uncertain, particularly in the new and rapidly evolving industry in which we operate. Many of these laws and regulations are subject to change and uncertain interpretation, and could result in investigations, claims, changes to our business practices, increased cost of operations and declines in user growth, retention or engagement, any of which could seriously harm our business.

In the European Union, for example, the General Data Protection Regulation, or the GDPR applies to processing of the personal data of users in the European Union/EEA, as well as by businesses established in the European Union/EEA. We serve our European users from our business establishment in Norway and consequently all our processing of the personal data of such users is subject to the GDPR. Likewise, the Nigeria Data Protection Regulation of 2019, or the NDPR, was adopted based on the GDPR but applying to the personal data of Nigerians. Under NDPR, entities collecting the personal data of Nigerians must register with Nigeria’s National Information Technology Development Agency and submit to the agency the results of annual data privacy audits conducted by registered data privacy auditors. We serve a substantial number of Nigerian users and consequently must comply with the NDPR. Non-compliance with the GDPR or NDPR may seriously harm our business and may result in significant penalties.

The application and interpretation of data privacy laws is also continuing to evolve in our markets. In July 2020, the Court of Justice for the European Union (or CJEU) handed down a decision with potentially significant implications for all companies, including Opera, which are engaged in the international transfer of personal data. The judgment, commonly referred to as Schrems II, invalidated the EU Commission’s “Privacy Shield” program, a self-certification framework that allowed some companies in the EEA to transfer personal data more easily to their partners in the United States; the decision also upheld, but called into question, the degree to which EU Commission-approved standard contractual clauses can be used for international personal data transfers. While Privacy Shield was not crucial to Opera’s business, both the Schrems II decision itself, and ensuing guidance and statements from European regulators, increased uncertainty and potential risk to our business and the businesses of our partners.

Additionally, the long-debated E-Privacy Regulation (replacing the 2002 E-Privacy Directive) recently took significant steps forward in the EU parliamentary process and could be enacted within the next year. Although the text is still being debated, we anticipate, based on drafts recently made public, that there may be an impact on our products and our overall GDPR compliance strategy.

Our move into the financial service industry has subjected us to complex, evolving and uncertain regulatory regimes in multiple jurisdictions.

In 2019, we scaled our microfinance business in Kenya and further expanded our footprint to India, before contributing these operations in August 2020 to an investee (Nanobank) in which we continue to hold a significant interest. The online microfinance markets in the countries where Nanobank operates may not evolve as expected and applicable regulatory regimes may be subject to significant uncertainties.

In January 2020, we completed the acquisition of the Estonian-based banking-as-a-service company Pocosys. In July 2020, we invested in Fjord Bank, a Lithuanian specialized bank. In February 2021 we launched Dify, a cashback and payments solution debuting in Spain, with the intention to expand to additional European markets. These expansions have subjected us to complex regulatory regimes in multiple jurisdictions and increased our compliance burden. If one of our financial services products is deemed not to comply with any laws and regulations, our business, financial condition and results of operation could be materially and adversely affected. As a result of our expansion into new jurisdictions, each with different regulatory compliance requirements, we have incurred new compliance costs, and if any of the relevant regulatory authorities introduce new regulations or impose greater restrictions on us, we may incur additional compliance costs. Other regulatory changes could require us to change our business model or processes in order to comply. We may also be subject to new taxes or cumbersome reporting obligations, which could be financially burdensome to us. If we fail to comply with any of the applicable regulations, we may be subject to monetary penalties, which would also affect our results of operations.

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

We have invested and expect to continue to invest in promising companies, new businesses, products, services and technologies. For example, in November 2018 we invested in Star Group Interactive Inc. (formerly StarMaker), a fast-growing technology-driven social media company focused on music and entertainment, with a user base in emerging markets such as India, Indonesia and the Middle East. Since 2019 we have also invested in OPay, a leading mobile wallet and payment services company in Nigeria. In August 2020 we contributed our emerging market fintech assets to Nanobank, an investee in which we continue to have a significant interest. Further, in July 2020, we invested in Fjord Bank, a European financial services provider.

Such endeavors may involve significant risks and uncertainties. If our investees fail to carry out their businesses in compliance with applicable laws and regulations, incur excessive amounts of debt or go bankrupt, or the business operations decline, the fair value of our investment in these companies may deteriorate. Certain of our investees, such as Nanobank for example, may be particularly material to our consolidated financial statements. To meet our own reporting obligations, we are dependent on such investees to fulfill their obligation to deliver their audited financial statements to us in a timely fashion. Moreover, general operational risks, such as inadequate or failing internal control of these investee companies, may also expose our investments to risks. Furthermore, changes to the valuation of these investees may also impact our financial results, depending on the way in which we account for our investment. Should the fair value of any of these investments decrease in future years, our financial results will be adversely affected.

In accordance with our investment policy, we have invested certain excess cash in marketable securities and other financial instruments, and to a limited extent have written short duration call options on listed equity instruments. While we did not enter into short positions during 2020, our investment policy allows such positions to be entered into. For additional details of our investments, please see "Item 11. Market risk -- Equity price risk". These investments and instruments are subject to market risks, including price risk arising from equity price volatility. We cannot guarantee that our investment portfolio will be safe or liquid or generate expected returns. Any failure to make these investments effectively could limit cash available for our business operation and expansion, result in financial losses and have a material adverse effect on our business, financial position, results of operation, and prospects.

We operate a platform that includes third parties over whose actions we have no control.

Our AI-powered content discovery platform integrates the services of third party content providers and provides a platform for independent bloggers and journalists to publish their work. For example, our recently released Opera News Hub is a new online media platform which enables bloggers and content writers to gain more exposure. We cannot control the actions of these third parties and if they were to upload any content that may be deemed inaccurate, misleading, offensive, socially unacceptable or otherwise violates applicable laws in relevant jurisdictions, or they do not perform their functions to our satisfaction or the satisfaction of our users, even if we may not be legally responsible for their actions, it may damage the reputation of our platform. In certain Western countries, such as some European states and the United States, there has recently been an increased emphasis on the veracity of online news reports, with the increasing social expectation that news and content aggregators will take steps to prevent the dissemination of “fake news.” We do not have plans to begin moderating the stories that are published and promoted through Opera News, which may cause our users to lose trust in our Opera News service. Likewise, if these third parties do not perform their functions in compliance with applicable law and with due respect for the legal rights of others, this also may damage the reputation of our platform or result in us incurring legal liabilities.

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

We rely upon a number of third parties for distribution of our products and services to end users. For example, we rely on mobile software application storefronts, including Google Play and Apple’s App Store, as well as various mobile manufacturer app stores, to enable users to download our mobile software applications, and on key mobile manufacturers to pre-install our mobile software applications on mobile phones prior to sale. The promotion, distribution and operation of our software applications are subject to the standard terms and conditions of these distribution channel providers, which may be broad, poorly tailored to local conditions, and subject to frequent unilateral changes and interpretation by the channel providers. If one or more channel providers halt the distribution of certain of our products and services on their platforms, as they have temporarily done in the past, our business may suffer. There is no guarantee that these distribution channel providers will distribute or continue to support or feature our product offerings. Furthermore, these channel providers may not enforce their standard terms and conditions for application developers consistently or uniformly across all applications and with all application developers, in part because such terms and conditions may not be practical or otherwise appropriate in certain markets. We will continue to be dependent on distribution channel providers, and any changes, bugs, technical or regulatory issues relating to such channel providers, our relationships with these channel providers, or the requirements or interpretation of their terms and conditions or pricing that is to our detriment could adversely impact our business. These may include any changes that degrade the functionality of our offerings, reduce or eliminate our ability to distribute our offerings, give preferential treatment to competitive products, limit our ability to deliver high quality offerings, or impose fees or other charges related to delivering our offerings. Further, if a channel provider believes that we have violated the terms and conditions of its platform, regardless of whether such terms and conditions have a legitimate basis or are practical in a given market, this could result in the channel provider restricting our ability to use their services and adversely affect our product usage and monetization. Furthermore, if any of these distribution channel providers delivers unsatisfactory services, engages in fraudulent action, or is unable or refuses to continue to provide its services to us and our users for any reason, it may materially and adversely affect our business, financial condition and results of operations.

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

We use open source software in some of our applications, including our Opera browsers which incorporate Chromium browser technology, and we will use open source software in the future. We are supportive of the open source community, and we regularly contribute source code to open source software projects and release internal software projects under open source licenses and anticipate continuing to do so in the future. The terms of many open source licenses to which we are subject have not been interpreted by U.S. or foreign courts, and there is a risk that such licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to sell or distribute our applications. Additionally, we may from time to time face threats or claims from third parties claiming ownership of, or demanding release of, the alleged open source software or derivative works we developed using such software, which could include our proprietary source code, or otherwise seeking to enforce the terms of the applicable open source license. These threats or claims could result in litigation and could require us to make our source code freely available, purchase a costly license or cease offering the implicated applications unless and until we can re-engineer them to avoid the alleged infringement. Such a re-engineering process could require significant additional research and development resources, and we may not be able to complete it successfully. In addition to risks related to license requirements, our use of certain open source software may lead to greater risks than use of third party commercial software, as open source licensors generally do not provide warranties or controls on the origin of the software. Additionally, because any software source code we contribute to open source projects is publicly available, our ability to protect our intellectual property rights with respect to such software source code may be limited or lost entirely, and we are unable to prevent our competitors or others from using such contributed software source code. Any of these risks could be difficult to eliminate or manage and, if not addressed, could adversely affect our business, financial condition and results of operations.

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

We plan to continue expanding our business operations globally and translating our products into other languages. Opera is currently available in more than 50 languages, and we have major offices in ten countries. We plan to enter new markets where we have limited or no experience in marketing, selling and deploying our products and services. If we fail to deploy or manage our operations in international markets successfully, our business may suffer. In the future, as our international operations increase, or more of our revenue and expenses are denominated in currencies other than the U.S. dollar, our operating results may become more sensitive to fluctuations in the exchange rates of the currencies in which we do business. In addition, we are subject to a variety of risks inherent in doing business internationally, including:

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

•	reduced protection for our intellectual property rights in some countries and/or heightened protection for intellectual property rights of content providers in other countries;

•	difficulties in staffing and managing global operations and the increased travel, infrastructure and compliance costs associated with multiple international locations;

•	regulations that might add difficulties in repatriating cash earned outside our core markets and otherwise preventing us from freely moving cash;

•	import and export restrictions and changes in trade regulation;

•	complying with statutory equity requirements;

•	complying with the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act and similar laws in other jurisdictions; and

•	complying with export controls and economic sanctions administered by the relevant local authorities, including in the United States and European Union, in our international business.

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

As a public company in the United States, we are subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002 requires that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F. In connection with the preparation of this annual report, management concluded that our internal control over financial reporting as of December 31, 2020, was not effective due to the presence of the certain control deficiencies that constitute material weaknesses in our internal control over financial reporting. These deficiencies were related to us not having designed and maintained effective internal control over certain accounting transactions. Specifically, we did not perform an appropriate risk assessment, design and implement appropriate controls including the monitoring of the effectiveness of those controls to ensure that accounting transactions were sufficiently analyzed and assessed against the requirements and to analyze complex accounting matters, including the timely preparation and review of contemporaneous documentation. While we have hired qualified accounting personnel, there continued to be insufficient capacity to appropriately identify and implement robust controls prior to December 31, 2020.

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

Our goodwill and other intangible assets totaled US$425 million and US$112 million, respectively, as of December 31, 2020. We did not incur any impairment charges with respect to these long-lived assets in 2018, 2019 and 2020. We also had US$18 million of furniture, fixtures and equipment as of December 31, 2020. In accordance with applicable accounting standards, goodwill and intangible assets that are not amortized are subject to assessment for impairment by applying a fair value or value in use-based test annually, and also when certain circumstances warrant, such as when our market capitalization falls below the book value of our equity. In addition to this indication of impairment, goodwill, intangible assets and furniture, fixtures and equipment are subject to assessment for impairment if there are other indicators of impairment, including:

•	losses of key customers;

•	unfavorable changes in technology or competition;

•	unfavorable changes in user base or user tastes

We also have investments in preferred shares in OPay and StarMaker, two associates of the Group. The carrying amounts of the preferred shares in OPay and StarMaker were US$49 million and US$55 million, respectively, as of December 31, 2020. The preferred shares are measured at fair value through profit or loss. While we recognized unrealized gains in 2020 from increases in fair value of the preferred shares in OPay by US$3 million and US$21 million for the preferred shares in StarMaker, we may recognize losses in future periods if the fair value of the shares decreases. Moreover, since the estimates of fair value are based on significant unobservable inputs, the estimates are subject to estimation uncertainty, as disclosed in Notes 2 and 16 to the annual consolidated financial statements included elsewhere in this annual report.

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

We have been and expect to continue to be subject to intellectual property infringement claims, which could be time consuming and costly to defend, and may require us to pay significant damages or cease offering any of our products or key features of our products.

We cannot be certain that the products, services and intellectual property used in the ordinary course of our business do not or will not infringe valid patents, copyrights or other intellectual property rights held by third parties. We operate platforms, in particular Opera News, which display third party content and through which third party content providers may distribute their content. We cannot assure you that we or such content providers have sufficient rights in all content distributed via our platforms. We have been and expect to continue to be subject to claims or legal proceedings relating to the intellectual property of others in the ordinary course of our business and may in the future be required to pay damages or license fees, or to agree to restrict our activities. In particular, if we are found to have violated the intellectual property rights of others, we may be enjoined from using such intellectual property, may be ordered to pay damages and may incur licensing fees or be forced to develop alternatives. We may incur substantial expense in defending against third party infringement claims, regardless of their merit. Successful infringement claims against us may result in substantial monetary liability or may materially disrupt the conduct of our business by restricting or prohibiting our use of the intellectual property in question.

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

Our business may be adversely affected by third party software applications, which may be unintentional or malicious, that make changes to our users’ PCs or mobile devices and interfere with our products and services. These software applications may change the user experience on our platform by hijacking queries, altering or replacing the search results provided by our search engine partners to our users or otherwise interfering with our ability to connect with our users. Such interference can occur without disclosure to or consent from users, and users may associate any resulting negative experience with our products and services. Such software applications are often designed to be difficult to remove, block or disable. Further, software loaded on or added to mobile devices on which our software applications are pre-installed may be incompatible with or interfere with or prevent the operation of such applications, which might deter the owners of such devices from using our services. If we are unable to successfully prevent or limit any such applications or systems that interfere with our products and services, our ability to deliver a high-quality experience or recommend relevant content to our users may be adversely affected.

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

We are subject to seasonality and other fluctuations in our business. For example, revenues from our e-commerce and travel partners are typically affected by seasonality due to various holidays that may result in higher than usual e-commerce transactions and travel-related activities, and similar seasonal trends may affect revenues from our search partners. We may not yet have sufficient historical information to accurately anticipate seasonal or other fluctuations in our newer business areas.

Our corporate actions are substantially controlled by our parent company, Kunlun, as well as our chairman and chief executive officer Mr. Yahui Zhou, who have the ability to control or exert significant influence over important corporate matters that require approval of shareholders, which may deprive you of an opportunity to receive a premium for your ADSs and materially reduce the value of your investment.

As of the date of this annual report, Beijing Kunlun Tech Co., Ltd. (“Kunlun”), a Chinese public company traded on the Shenzhen stock exchange, indirectly owns 54.57% of our issued and outstanding ordinary shares. As such, we are a consolidated subsidiary of Kunlun. In addition, Mr. Yahui Zhou, our chairman of the board and chief executive officer, indirectly owns an additional 8.47% of our shares and is also a significant Kunlun shareholder, controlling 28.5% of Kunlun’s voting rights and serving on its board of directors. With his own holdings, as well as those of Kunlun, Mr. Yahui Zhou then may be in a position to effectively control 63.04% of our voting power.

As a result of the foregoing, Kunlun and Mr. Yahui Zhou have the ability to control or exert significant influence over important corporate matters and investors may be prevented from affecting important corporate matters involving our company that require approval of shareholders, including:

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

Our business could be adversely affected by natural disasters, such as earthquakes, floods, landslides, tsunamis, outbreaks of health epidemics such as an outbreak of COVID-19, avian influenza, severe acute respiratory syndrome, Zika virus, or Ebola virus, as well as terrorist attacks, other acts of violence or war or social instability. If any of these occurs, we may be required to temporarily or permanently close and our business operations may be suspended or terminated. Thus, our operating results in one or more future quarters or years may fluctuate substantially or fall below the expectations of securities analysts and investors. In such event, the trading price of our ADSs may fluctuate significantly. If any such situation persists, the global economy may be severely harmed and disrupted, which could adversely affect our results of operation.

The continuing impacts of COVID-19 are highly unpredictable and could be significant, and may have an adverse effect on our business, operations and our future financial performance.

Since COVID-19 was declared a global pandemic by the World Health Organization, governments and municipalities around the world have instituted measures in an effort to control the spread of COVID-19, including quarantines, shelter-in-place orders, school closings, travel restrictions, and closure of non-essential businesses. The macroeconomic impacts on our business continue to evolve and be unpredictable and may continue to adversely affect our business, operations and financial performance. As a result of the scale of the ongoing pandemic and the speed at which the global community has been impacted, our revenue growth rate and expense as a percentage of our revenues in future periods may differ significantly from our historical rate, and our future operating results may fall below expectations.

The future impacts of the ongoing pandemic on our business, operations and future financial performance could include, but are not limited to:

•

Significant decline in advertising and search revenues as advertiser spending slows due to an economic downturn. This decline in such revenues could persist through and beyond a recessionary period. In addition, we may experience a significant and prolonged shift in user behavior such as a shift in interests to less commercial topics.

•	Significant decline in other revenues due to a decline or shifts in customer demand.

•

Adverse impacts to our financial results, particularly if our expenses do not decrease at the same pace as revenue declines. Many of our expenses are less variable in nature and/or may not correlate to changes in revenues, including costs associated with our data centers and facilities as well as employee compensation. As such, we may not be able to decrease them significantly in the short-term, or we may choose not to significantly reduce them in an effort to remain focused on long-term outlook and investment opportunities.

•

Significant decline in our operating cash flows as a result of decreased advertiser spending and deterioration in the credit quality and liquidity of our customers, which could adversely affect our accounts receivable.

•

The prolonged and broad-based shift to a remote working environment continues to create inherent productivity, connectivity, and oversight challenges and could affect our ability to enhance, develop and support existing products and services, detect and prevent spam and problematic content, hold product launch and marketing events, and generate new sales leads, among others. In addition, the changed environment under which we are operating could have an effect on our internal controls over financial reporting as well as our ability to meet a number of our compliance requirements in a timely or quality manner. Additional and/or extended, governmental lockdowns, restrictions or new regulations could significantly impact the ability of our employees and vendors to work productively. Governmental restrictions have been globally inconsistent, and it remains unclear when a return to worksite locations or travel will be permitted or what restrictions will be in place in those environments. As we prepare to return our workforce in more locations back to the office in 2021, we may experience increased costs as we prepare our facilities for a safe return to work environment and experiment with hybrid work models, in addition to potential effects on our ability to compete effectively and maintain our corporate culture.

Conversely, as the COVID-19 pandemic recedes and as quarantine and other similar restrictions are lifted, this too could have unpredictable impacts on our business, operations and future financial performance. We have, for example, in some cases seen positive usage growth for our software applications in certain markets during the pandemic, which may be attributable in part to COVID-19 related restrictions. Likewise, as described in “Item 5. Operating and Financial Review and Prospects---  A. Our Ability to Monetize”, some of our advertising partners have been negatively affected by the pandemic while others have seen growth. Lifting COVID-19 related restrictions, therefore, could involve some of the same unpredictable impacts as described hereinabove.

Fluctuations in foreign currency exchange rates will affect our financial results, which we report in U.S. Dollars.

We operate in multiple jurisdictions, which exposes us to the effects of fluctuations in currency exchange rates. We earn revenue denominated in a variety of currencies including but not limited to U.S. Dollars, Canadian Dollars, Euros, Brazilian Reales, Russian Rubles, British Pounds, Japanese Yen, Kenyan Shillings, Chinese Yuan, South African Rand, Indian Rupees and Nigerian Naira, among other currencies. We typically have currency exchange exposure also in cases of global partners, even as such partners typically make payments to us in a major international currency like the U.S. Dollar, as the underlying activity upon which our revenue is calculated may be based on such local currencies as observed and collected by our partners prior to converting to the currency in which we are paid, and in many cases this currency exposure is less visible to us. We generally incur expenses for employee compensation and other expenses in the local currencies in the jurisdictions in which we operate. Fluctuations in the exchange rates between the various currencies that we use or are exposed to could result in expenses being higher and revenue being lower than would be the case if exchange rates were stable. We cannot assure you that movements in foreign currency exchange rates will not have a material adverse effect on our results of operations in future periods. We do not generally enter into hedging contracts to limit our exposure to fluctuations in the value of the currencies that our businesses use. Furthermore, the substantial majority of our revenue is earned in emerging markets currencies. Because fluctuations in the value of emerging markets currencies are not necessarily correlated, there can be no assurance that our results of operations will not be adversely affected by such volatility.

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

In addition to market and industry factors, the price and trading volume for the ADSs may be highly volatile for factors specific to our own operations, including the following:

•	variations in our quarterly or annual revenue, earnings and cash flow;

•	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;

•	announcements of new products, services and expansions by us or our competitors;

•	changes in financial estimates by securities analysts;

•	detrimental adverse publicity about us, our platforms or our industries;

•	additions or departures of key personnel;

•	short seller reports that make allegations against us or our affiliates, even if unfounded;

•	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;

•	potential litigation or regulatory investigations; and

•	other risk factors mentioned in this annual report.

Any of these factors may result in large and sudden changes in the volume and price at which the ADSs will trade.

In the past, class action lawyers have often sought to bring securities class action suits against those companies following periods of instability in the market price of their securities. Such class action suits may divert a significant amount of our management’s attention and other resources from our business and operations and may require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

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

We currently do not expect to pay dividends in the foreseeable future, and you must rely on price appreciation of the ADSs for return on your investment.

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

Kunlun, our parent company, and Mr. Yahui Zhou, our chairman of the board and chief executive officer, have control or substantial influence over our company and their interests may not be aligned with the interests of our other shareholders.

As of the date of this annual report, Kunlun indirectly owns 54.57% of our issued and outstanding ordinary shares making Opera a consolidated subsidiary of Kunlun. In addition, Mr. Yahui Zhou, our chairman of the board and chief executive officer, indirectly owns an additional 8.47% of our shares and is also a significant Kunlun shareholder, controlling 28.5% of Kunlun’s voting rights and serving on its board of directors. Kunlun and Mr. Yahui Zhou together control 63.04% of our voting power. As a result, Kunlun and Mr. Zhou have control or substantial influence over our business, including significant corporate actions such as mergers, consolidations, sales of all or substantially all of our assets, election of directors and other significant corporate actions.

Kunlun or Mr. Zhou may take actions that are not aligned with the interests of our other shareholders and may render new investors unable to influence significant corporate decisions. We have in the past, and likely will continue to enter into related party transactions involving entities directly or indirectly controlled by Kunlun or Mr. Zhou. See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions” for details. Such related party transactions, while reviewed and approved by our Board's Audit Committee consisting solely of independent Directors, may indirectly benefit Kunlun or Mr. Zhou personally, by virtue of their interest in the related party. Furthermore, Kunlun’s or Mr. Zhou’s control or substantial influence over our company and such concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of the ADSs. These actions may be taken even if they are opposed by our other shareholders. In addition, the significant concentration of share ownership may adversely affect the trading price of the ADSs due to investors’ perception that conflicts of interest may exist or arise. For more information regarding our principal shareholders and their affiliated entities, see “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

As a “controlled company” under the rules of the Nasdaq, we may be exempt from certain corporate governance requirements that could adversely affect our public shareholders.

Due to the shareholding of our Chairman and CEO Yahui Zhou, and because Kunlun is the beneficial owner of a majority of the voting power of our issued and outstanding share capital, we are qualified as a “controlled company” under the rules of the Nasdaq. Under these rules a company of which more than 50% of the voting power is held by an individual, group or another company is a controlled company and may elect not to comply with certain corporate governance requirements, including the requirement that a majority of our directors be independent, as defined in the Nasdaq rules, and the requirement that our compensation and corporate governance and nominating committees consist entirely of independent directors. We rely on certain corporate governance exemptions as described in Item 16G (Corporate Governance) of this annual report. So long as we remain a controlled company relying on any of such exemptions and during any transition period following the time when we are no longer a controlled company, you would not have the same protections afforded to shareholders of companies that are subject to all of the Nasdaq corporate governance requirements.

Shareholders must obtain regulatory pre-approval before directly or indirectly acquiring beneficial ownership of 10% or more of our voting power.

We operate in regulated financial services markets and certain of our operating companies have licenses issued by regulatory bodies in Europe or elsewhere. Under these regulatory regimes, the relevant regulator conducts a “fit and proper” evaluation of all major, direct or indirect shareholders. Pursuant to applicable law, therefore, any shareholder acquiring directly or indirect beneficial ownership of 10% or more of Opera must first obtain pre-approval from the relevant regulator. Such major shareholders must also seek pre-approval of any additional major increase in its shareholding and give notice of any major decrease in shareholding. These requirements could have the effect of making ownership of our stock less attractive to certain types of investors, potentially adversely impacting our trading price.

If a United States person is treated as owning at least 10% of our ADSs or ordinary shares, such person may be subject to adverse United States federal income tax consequences.

If a United States person is treated as owning (directly, indirectly or constructively) at least 10% of the value or voting power of our ADSs or ordinary shares, such person may be treated as a “United States shareholder” with respect to each “controlled foreign corporation,” or CFC, in our group. Because our group includes one or more United States subsidiaries, that are corporations for United States federal income tax purposes, in certain circumstances we could be treated as a CFC and certain of our non-United States subsidiary corporations could be treated as CFCs (regardless of whether or not we are treated as a CFC).

A United States shareholder of a CFC may be required to annually report and include in its United States taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income” and investments in United States property by CFCs, whether or not we make any distributions. An individual who is a United States shareholder with respect to a CFC generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a corporation that is a United States shareholder. A failure to comply with these reporting obligations may subject a United States shareholder to significant monetary penalties and may prevent starting of the statute of limitations with respect to such shareholder’s United States federal income tax return for the year for which reporting was due. We do not intend to monitor whether we are or any of our non-United States subsidiaries is treated as a CFC or whether any investor is treated as a United States shareholder with respect to us or any of our CFC subsidiaries or to furnish to any United States shareholders information that may be necessary to comply with the aforementioned reporting and tax paying obligations. A United States investor should consult its tax advisor regarding the potential application of these rules in its particular circumstances.

We may be classified as a passive foreign investment company, which could result in adverse United States federal income tax consequences to United States Holders of our ADSs or ordinary shares.

We will be a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year if, applying applicable look-through rules, either (i) at least 75% of our gross income for such year is passive income or (ii) at least 50% of the value of our assets (generally determined based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income. A separate determination must be made after the close of each taxable year as to whether we are a PFIC for that year and involves extensive factual investigation, including ascertaining the fair market value of all of our assets on a quarterly basis and the character of each item of income that we earn, and is subject to uncertainty in several respects. Based on the market price of our ADSs, the value of our assets and the nature and composition of our income and assets, we do not believe that we were a PFIC for United States federal income tax purposes for our taxable year ended December 31, 2020, although there can be no assurances in this regard. Moreover, we cannot assure you that the United States Internal Revenue Service, or the IRS, will agree with any position that we take. Accordingly, there can be no assurance that we will not be treated as a PFIC for any taxable year or that the IRS will not take a position contrary to any position that we take.

Changes in the nature or composition of our income or assets, including as a result of our investment in new businesses, products, services and technologies (including our European fintech business and our interest in Nanobank), may cause us to be or become a PFIC. In addition, the determination of whether we will be a PFIC for any taxable year may also depend in part upon the value of our goodwill and other unrecorded intangibles not reflected on our balance sheet (which may depend upon the market price of our ADSs or ordinary shares from time to time, which may fluctuate significantly) and also may be affected by how, and how quickly, we spend our liquid assets and the cash we generate from our operations and raise in any offering. In estimating the value of our goodwill and other unrecorded intangibles, we have taken into account our market capitalization. Among other matters, if our market capitalization declines, we may be or become a PFIC for the current or future taxable years because our liquid assets and cash (which are for this purpose considered assets that produce passive income) may then represent a greater percentage of the value of our overall assets. Further, while we believe our classification methodology and valuation approach are reasonable, it is possible that the IRS may challenge our classification or valuation of our goodwill and other unrecorded intangibles, which may result in our being or becoming a PFIC for our taxable year ended December 31, 2020, the current taxable year or one or more future taxable years.

If we are a PFIC for any taxable year during which a United States Holder (as defined in “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations”) holds our ADSs or ordinary shares, certain adverse United States federal income tax consequences would generally apply to such United States Holder. See “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company.”

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

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. We rely on certain corporate governance exemptions as described in Item 16G (Corporate Governance) of this annual report which permit us to follow our home country practices. Consequently, our shareholders may be afforded less or different protections than they otherwise would under the rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands company, and the majority of our assets are located, and the majority of our operations are conducted outside of the United States. In addition, a majority of our current directors and officers are nationals and residents of countries other than the United States. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of Norway may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

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

You may not receive dividends or other distributions on our ordinary shares, and you may not receive any value for them if it is illegal or impractical to make them available to you.

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

The requirements of being both a public company and a Kunlun subsidiary may strain our resources and divert our management’s attention.

We have been a public company since 2018 and have this year become a consolidated subsidiary of Kunlun, a Chinese public company. As a public company, we are subject to the reporting requirements of the Exchange Act, the U.S. Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, the Dodd-Frank Act and the listing standards of Nasdaq as applicable to a foreign private issuer, which are different in some material respects from those required for a U.S. public company. Similarly, as a subsidiary of Kunlun, we are additionally subject to certain of the listing rules of the Shenzhen Stock Exchange and PRC corporate governance standards. We expect that the requirements of these rules and regulations will increase our legal, accounting and financial compliance costs, make some activities more difficult, time consuming and costly, and place significant strain on our personnel, systems and resources. See “—Risks Related to Our Business and Industry — If we fail to implement and maintain effective internal control over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud.” As a result of disclosure of information in this annual report and in filings required of a public company, our business and financial condition will become more visible, which we believe may result in threatened or actual litigation, including by competitors, shareholders or third parties. If such claims are successful, our business and operating results could be harmed, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and harm our business and operating results.

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

We listed our ADSs on the Nasdaq Global Select Market under the symbol “OPRA” on July 27, 2018. One ADS corresponds to two underlying shares in Opera Limited. On August 9, 2018, we completed the initial public offering of 9,600,000 ADSs, and the underwriters exercised their over-allotment option on the same date for the purchase of an additional 334,672 ADSs. We also sold 9,999,998 shares, equivalent to 4,999,999 ADSs, in a concurrent private placement. Our pre-IPO shareholders held 190,250,000 shares, equivalent to 95,125,000 ADSs. Combined, following the IPO, Opera Limited had 220,119,342 shares outstanding, corresponding to 110,059,671 ADSs. On September 24, 2019, we completed a follow-on public offering of an additional 7,500,000 ADSs, and the underwriters later exercised their over-allotment option for the purchase of an additional 1,125,000 ADSs, which was completed on October 16, 2020. As of the date of this report, net of separately announced repurchases of our own shares and the exercise of employee equity grants, a total of 230,291,732 shares are outstanding, equivalent to 115,145,866 ADSs.

Our company is a holding company that does not have substantive operations. We conduct our principal activities through our subsidiaries. Our principal executive offices are located at Vitaminveien 4, 0485 Oslo, Norway. Our telephone number at this address is +47 23 69 24 00

B.	Business overview

Overview

Opera is a leading global internet brand with a large, engaged and growing base reaching over 370 million average monthly active users in 2020. Building on over 20 years of innovation, starting with our browser products, we are increasingly leveraging our brand as well as our massive and engaged user base in order to expand our offerings and our business. Today, we offer users across Europe, Africa and Asia a range of products and services that include our PC and mobile browsers, our AI-powered content platform Opera News, and our video game development platform GameMaker. We have also recently launched Dify -- a European payment and financial services initiative.

Opera launched one of the first PC browsers in 1996 and introduced the world’s first full web browser for mobile phones in 2002. Since then, Opera has remained an innovator in the browser space, launching features including tabbed browsing, data savings, PC/mobile sync, and numerous features focused on privacy and security, including ad blocking and a built-in VPN. Today, our browser products include Opera Mini, Opera Browser for Android and iOS, Opera for Computers and Opera GX, a separate PC browser tailored for gamers. These products averaged approximately 327 million average MAUs in 2020. The browser is an increasingly strategic application -- often serving as an access point for content, e-commerce, gaming and fintech activities on the internet, and Opera is utilizing this strategic position to launch and scale new offerings.

Opera News, our AI-driven content platform enabled by big data technologies, was launched in 2017, initially as part of our browser, leveraging our large user base and well-known brand in order to deliver a personalized and relevant content experience at scale. In early 2018, we launched a standalone Opera News app, which also supports short-form video functionality. Today, Opera News is offered under a variety of brands and is one of the most downloaded and used global news applications. In 2020, Opera News averaged 200 million MAUs, which included 39 million MAUs from the Opera News app. Additionally, Opera News Hub, which was launched in Africa during 2019, enables local content creators to publish exclusive content on our platform, which has helped grow engagement on the service by increasing page views and time spent.

Opera for Business is our advertising solution targeting digital agencies, advertisers and brands to connect and engage directly with Opera users through both programmatic and traditional advertising solutions. This initiative is an important part of our monetization strategy aimed at growing our average revenue per user and it builds on our existing search and affiliate monetization partnerships with companies such as Google, Yandex or Amazon.

We intend to continue to leverage our brand as well as our large and engaged user base to launch additional consumer facing products in the future. In addition to our efforts around Opera News and taking deeper measures in certain high-value verticals such as gaming, we have begun to launch fintech products, under the brand Dify, that will be offered to our user base in Europe. The initial offering is a cashback feature that will allow browser users to financially benefit from online shopping and incorporates both the Opera PC browser and Dify wallet functionality.

Our Products and Users

Our products include (i) the web browsers Opera Mini, Opera Browser for Android and iOS, Opera for Computers and Opera GX, (ii) the standalone personalized news aggregation apps Opera News, (iii) the GameMaker 2D video game development engine, (iv) European fintech/payments offering, Dify, and (v) the intelligent online marketing platform Opera for Business which includes Opera Ads and OLeads. Our cloud-based technologies enable hundreds of millions of users to discover and interact with the content and services that matter most to them. The application of leading AI-powered technologies and advanced data analytics and the recommendation engine built into our browsers and news app, and other products and services, give our users a better, faster and more personalized online experience and enable advertisers to target relevant users in a more precise way.

Our Mobile Browsers: Opera Mini, Opera Browser for Android and Opera Browser for iOS

We currently have three mobile browser products: Opera Mini, Opera Browser for Android and Opera Browser for iOS. Our mobile browser products are fast and optimized for mobile browsing. All mobile browsers come with native ad blockers, which provide users with the option to further increase browser speed by blocking ads that are often slow and intrusive.

First launched in 2006, Opera Mini is a mobile browser that provides a faster browser experience on practically any smartphone or feature phone. Through the application of advanced data compression and savings technologies, Opera Mini has enabled hundreds of millions of users around the world to access the internet through their mobile devices, providing a reliable browsing experience regardless of their network conditions. Opera Mini is a cloud-based browser that is fast to install and takes up very little space on a user’s mobile phone. When browsing with Opera Mini, the data traffic can go through Opera servers, which compress web pages, including text and images, towards only 10% of their original size, reducing the amount of data that needs to be sent over mobile networks that are often congested. Moreover, the reduced data traffic consumption can provide users with a significantly lower data cost compared to the default browser found on their phones.

Launched in 2013, the Opera Browser for Android is our flagship Android smartphone browser. It comes with a full browser engine, based on the Chromium project, and a user-friendly interface designed to give users a fast browsing experience on high-end smartphones. Opera for Android is a powerful and feature-rich browser, optimized for mobile phones with larger screens and tablets. In December 2018, Opera for Android became the first browser to feature an integrated Crypto Wallet, making it easy to use Ethereum based cryptocurrencies and blockchain powered web applications. The browser also enables users to block annoying cookie dialogs, and in March 2019, the browser became the first major mobile browser to ship with an integrated VPN solution.

We launched the iOS version of the Opera Browser, in the fourth quarter of 2018, at the time branded as Opera Touch. Opera Browser for iOS is designed for mobile phone users to use the browser with one hand while they are on the move. The browser has won both the Red Dot Award in Communication Design 2018 and the iF DESIGN AWARD 2019 for its unique design and usability. Opera for iOS offers a rich feature set including a native ad-blocker, a Crypto Wallet and the Flow syncing feature that enables users to continue browsing across their devices.

Our mobile browser users

Our mobile browser user base reached 252.6 million average MAUs in 2020, of which 190.0 million were smartphone users and 62.6 million were feature phone users. Our smartphone user base continues to grow throughout the world. The growth rate of our mobile browser user base has historically been strongest in regions where users had the greatest need for fast browsers on limited mobile networks, and often paid a relatively higher cost for data relative to their income. As a result, our mobile browsers have been very popular in Africa. Further, we have seen organic mobile browser growth in Europe relating to the increase in users of Opera for Computers in the region. Offsetting this growth is South Asia, where we have reduced acquisition spend and reallocated to driving our mobile user base in Africa and Europe.

Our PC browsers: Opera for Computers and Opera GX

Opera for Computers is one of the most innovative and differentiated PC browsers on the market, catering to the high-end user segment that requires performance and features beyond those offered by the default system browsers on both Windows and macOS. Opera for Computers uses an Opera-tuned version of the Chromium browsing engine carefully optimized for performance metrics such as speed and laptop battery consumption. In addition, we provide users with unique features that are not found in other major web browsers, including a free, built-in VPN service that enhances user privacy and security, especially for laptops on public networks, subject to compliance with relevant local regulatory requirements. The browser also includes a native ad block feature that increases page loading speeds by up to five times. Our PC browser makes it easier to shop online with built-in currency and foreign unit conversion, and makes communication easier by embedding social network services such as Facebook Messenger, WhatsApp, Instagram, Telegram and VKontakte in the browser’s sidebar. In 2020, we continued to add features and functionality to our Opera for Computers offering.

Opera GX, which launched in the second quarter of 2019, is a PC web browser tailored for gamers. Opera GX allows PC gamers to customize and tune their browsers to improve their gaming experience. In September 2019, Opera GX won the Red Dot Award in the Interface and User Experience Design category. Since its launch it has grown rapidly with strong user engagement, including reaching more than 7 million MAUs in December 2020. Additionally, in January 2021, Opera announced the acquisition of YoYo Games, the owner of the GameMaker 2D game development platform, which will further strengthen Opera GX’s position in the PC gaming community.

Our PC browser (including Opera GX) users

We have a large and active global PC user base with 74.0 million average MAUs in 2020, reaching 78.9 million average MAUs in the fourth quarter of 2020, up 17% year-over-year. Our PC browser user base has historically been prominent in regions that value our innovations in browser technology and more recently in regions where gaming is particularly popular. As a result, our strongest PC region has been Europe, representing the majority of our user base. In addition, we have experienced significant growth in other geographies such as the Americas in 2020.

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

We continue to improve Opera News, adding new features and functions for our users as well as improving the attractiveness of the platform for content creators and publishers. In September 2019, we launched Opera News Hub in Nigeria and then expanded to additional markets in 2020. The Opera News Hub platform enables content creators to self-publish and monetize their content through our Opera News channels, which has enabled us to attract increasingly local content. At the same time, we have sought to increase the number of mainstream news publishers distributing content on the Opera News platform. To enable publishers to build audience loyalty, we have added features for users to follow specific publishers and receive notifications when they submit new content. Users can also create custom feeds to receive content from their preferred publishers and content categories.

Our Opera News users

Growing the size of our Opera News user base and increasing engagement is one of our strategic priorities. Since its launch in January 2017, its user base reached 200 million average MAUs in 2020 across those users that accessed Opera News from within Opera browsers and those that accessed it from dedicated Opera News apps or websites. Additionally, the Opera News apps reached an average of 38.9 million in MAUs in 2020. In the future, Opera News will also broaden its focus beyond Africa to developed markets.

Our European payment and fintech offerings: Dify

In 2020, Opera began to develop fintech and payment products and solutions that would leverage Opera’s large user base in the European market, and in early 2021, Opera announced the formation of Dify, its payment and fintech brand for Europe. The initial Dify product is a browser-based cashback offering that utilizes the Dify mobile wallet to provide cashback to Opera users for certain online transactions. As of March 2021, there were over 90 merchants participating directly or through affiliate networks in the Dify cashback program. We expect to launch additional Dify products in the future.

Our gaming initiative: Opera Gaming

Opera is developing a community of gamers around its Opera GX browser. This included creating the Opera Gaming division following the January 2021 acquisition of YoYo Games, the owner of GameMaker, a 2D gaming development platform. The focus of Opera Gaming will be to grow the user base of Opera GX and build increased functionality within and outside the Opera GX browser, using GameMaker.

Our intelligent online marketing platforms: Opera for Business

Opera for Business encompasses Opera’s business-to-business efforts. This includes Opera Ads, which is our online advertising platform that allows advertisers to interact directly with Opera and enables buying advertising programmatically, and OLeads, an offering that provides small and medium enterprises free websites that Opera can monetize through online advertising leads. Also, OList, a classifieds offering in Nigeria, is part of the Opera for Business offering. In the future, we expect Opera for Business to continue to build out its digital capabilities for businesses.

Our partners

We partner with companies that benefit from our online marketing and advertising services, including search engines, e-commerce and travel providers and digital advertising platforms. Through placement of shortcuts, or "Speed Dials", and advertisements in our browsers and apps, we have the ability to direct traffic to the websites of both global and local partners that provide services to our users. These companies pay us either for referring traffic to them or for displaying their advertisements.

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

We have had a search distribution agreement with Google since 2001. We entered into our current search distribution agreement with Google in 2012 with a two-year term. The agreement has since been amended and restated multiple times, with the term of the current version extending to December 2021. The parties are currently discussing the next agreement for the period beyond the current term. We have had a search partner agreement with Yandex since 2007. We entered into our current partner agreement with Yandex in 2012 with a five-year initial term. The initial term has subsequently been extended twice and now extends until April 2023. Following the initial term, the partner agreement automatically renews for additional two-year periods unless written notice is given by either party at least 30 days prior to the automatic renewal. Our agreements with Google and Yandex are subject to customary events of default, including failure to make payments, material breach, liquidation, as well as other termination trigger events as provided therein.

E-commerce and online travel agencies

We work closely with large, global e-commerce and online travel agencies, such as Amazon, eBay, and Booking.com, as well as strong local brands like Flipkart, Tokopedia and others. The value of these partnerships continues to rise through increased user engagement with such popular services within our browsers, as well as deeper integration of services and our AI technology, which allows for more accurate suggestions, price comparisons, personalized landing pages and one-click purchases.

We earn revenue from transactions initiated by our directed users via links provided on our Speed Dial homepage and other advertisements, typically in the form of a defined share of the revenue generated by these service providers.

Digital advertising platforms

We have established relationships with leading digital advertising platforms such as Google AdSense, AdMob by Google, Audience Network by Facebook, Yandex Direct and others.

We allow these digital advertising platforms to display their advertisements on our browsers and recognize revenue based on the amounts we are entitled to receive from such advertising partners. We also sell select premium advertising placements, such as banners, interstitials, videos, sponsored articles and notifications to global and local advertisers.

Content Providers

In addition to monetization partners, we have formed strong relationships with high profile media companies, while also focusing on regional and local content providers in key markets in Sub-Saharan Africa, India and Indonesia. These relationships enable us to obtain comprehensive news and other content that we can make available to users on our platform, provide more publicity for our content provider partners and generate revenues through the placement of advertising within our news service. Further, we are increasingly focused on the creation of exclusive local content through Opera News Hub. We also analyze users’ behavior to improve the relevance of the news stories and advertisements that we show to each user based on their preferences.

Marketing & Distribution

We also partner with device manufacturers and mobile network operators to promote and distribute our products. We have long-term relationships with device manufacturers to ensure cost-efficient and reliable distribution benefitting both these distribution partners and us. In addition, we partner with mobile network operators in Africa for joint marketing campaigns. These campaigns promote the data savings features of our mobile browsers on our operator partner’s network, while providing free or reduced cost browsing to the consumer for a limited time.

Technology

Technology is key to our success as it enables us to innovate, improve our users' experience and operate our business more efficiently. Our technology team is composed of highly skilled engineers, computer scientists and technicians whose expertise spans a wide range of areas. As of December 31, 2020, we employed a team of approximately 550 engineering and data analytics personnel, mainly located in Poland, China, Sweden, Estonia and the UK, engaged in building our technology platform and developing new Opera products and services in our core businesses as well as newer initiatives such as payments or gaming.

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

•

Neural Collaborative Filtering and Networks. Our neural collaborative filtering technology uses deep learning-based word-to-vector and embedding models that examine and assess more variables and allows for more intelligent filtered results than traditional user-based and item-based collaborative filtering technologies. Moreover, we developed multi-dimensional vector-based interest representations of user profiles that are more data rich than simple tag-based representations

Big Data Capabilities

We are able to quickly develop and scale our presence across different geographies, languages and cultures because of our big data capabilities. We have multiple data centers distributed across four continents that support massive petabyte-level distributed data storage and allow us to process in real-time hundreds of terabytes of data related to our users every day. We use data mining and analytics technologies to find patterns in the large amounts of data we collect, which helps us to understand our users and provide them with better content recommendations.

Cloud Compression Technologies

Our compression technologies, Turbo and OBML (Opera Binary Markup Language), are advanced compression technologies that are built into our apps to optimize data traffic and connection times for our users. These technologies allow our browsers to load web pages faster by downloading less data. Today, Turbo is our standard compression mode for high-end smartphones and computers, while OBML, adapted exclusively for Opera Mini, provides an extreme compression mode, which compresses web content by up to 90%, providing a good web browsing experience even on the most limited mobile data networks.

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

As of December 31, 2020, we owned approximately 6,000 servers in eight internet data centers located in The Netherlands (two locations), Russia, the United States (two locations), Singapore, Kenya and Nigeria. By replacing our oldest generation of servers with newer ones, we were able to reduce our total number of servers in operation while achieving increased computing power, as well as effectively reducing hosting costs and recognizing environmental benefits. As of December 31, 2020, our data centers had a total connectivity bandwidth of 1.042 Tbps (max throughput). We have also expanded our large-scale AI computing service cluster, to provide computing power for our AI technologies.

Crypto Wallet

In 2018, we introduced a Crypto Wallet inside our browsers, enabling access to a new generation of blockchain-based Web 3 applications. This allows users to interact with these applications, send or receive various kinds of cryptocurrencies to sites and users, as well as identify themselves to sites and hold unique digital items from blockchain-based games. Opera supports several blockchains including Ethereum, Bitcoin and Tron, as well as a large number of crypto-currencies.

Our Investments

Our business includes investments in certain associates and joint ventures:

OPay Limited, or OPay, an associate in which we currently hold a 13.1% equity interest, launched its mobile money services in 2018. OPay focused its efforts in Nigeria, a market characterized by a massive, unbanked population with low mobile money penetration. OPay has an agent-centric operation as a means to reach the underserved population and currently has over 340,000 registered agents. In December 2020, OPay had monthly transaction volume in excess of US$2 billion, placing OPay among top-tier payments providers in Nigeria. OPay also plans to expand its platform to additional countries beyond Nigeria. OPay’s growing position in Nigeria also drives further brand awareness of Opera.

NanoCred Cayman Co. Limited, or Nanobank, an associate in which we currently hold a 42% equity interest, was formed in August 2020 by merging Opera’s emerging market fintech business with a similar business of Mobimagic. Today, Nanobank offers microlending and other services in Indonesia, India, Kenya and Mexico, and is in the process of launching in several other emerging markets. Nanobank intends to grow by launching in additional geographies, offering new products and services and by continuing to recover from COVID-19 impacts in its existing markets.

Star Group Interactive Inc., or StarMaker, an associate in which we invested US$30 million on November 5, 2018, in exchange for preferred shares in the company, resulting in a 19.4% equity interest, is a technology-driven social media company focused on music and entertainment. StarMaker enables users to record and share their own music videos, collaborate with other musicians, connect with other users and follow their idols on the social platform. StarMaker continued its revenue growth during 2020, with revenues totaling approximately US$89.9 million, up 210% compared to 2019. This was driven by a combination of daily active users doubling in 2020 and improved monetization. In 2021, the company plans to continue its efforts to grow users and increase monetization to drive rapid revenue growth. StarMaker exited 2020 with an annualized revenue run rate of US$127 million (based on its fourth quarter 2020 revenue).

AB “Fjord Bank”, or Fjord Bank, an associate in which Opera acquired a 9.9% equity interest in January 2021 for EUR 0.77 million. Fjord Bank operates as a licensed specialized bank and has recently launched operations with an online offering which includes fixed deposits and consumer lending business in the Lithuanian market.

nHorizon Innovation (Beijing) Software Ltd., or nHorizon, a joint venture in which Opera has a 29.1% equity interest, operates an Opera browser in China. nHorizon’s monetization partners include Baidu, Sogou and others. nHorizon consists of nHorizon Innovation (Beijing) Software Limited and nHorizon Infinite (Beijing) Software Limited. The joint venture was founded in August 2011.

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

Our privacy statements seek to describe our data use practices and how privacy works on our platforms in a user-friendly manner. We provide users with adequate notice as to what data is being collected and undertake to manage and use the data collected in accordance with applicable laws. With respect to our primary browser and news products, we serve our European users from our business establishment in Norway and consequently all our processing of the personal data of such users is conducted in accordance with the General Data Protection Regulation, or GDPR. We serve our users outside of Europe primarily from our business establishment in Singapore. Regardless, we consider the protection of the personal privacy of each of our users to be of paramount importance.

We continuously strive to prevent unauthorized use, loss or leak of user data. In addition, we use a variety of technologies to protect the data with which we are entrusted and have a team of privacy professionals dedicated to the ongoing review and monitoring of data security practices. For example, we strictly limit the number of personnel who can access servers that store user data. For our external interfaces, we also utilize demilitarized zones and firewalls to protect against potential attacks or unauthorized access.

Product Marketing and Distribution

For the majority of our products and services, the main source of marketing is “word-of-mouth” from our large user base. The trust and reliance that our users place in us is a key growth driver of our business, since prospective users that hear positive feedback from their friends and colleagues about our products and services are more likely to try them.

In 2020, organic installs represented approximately 69% of our new smartphone users. In parallel, we invested in 2020 more than 45 million dollars in advertising campaigns and paid online promotions to reach prospective users. We also cooperate with industry partners to promote our products. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.” In 2020, approximately 3% of new smartphone users originated from our paid online promotions. We normally set an annual budget for the overall spending on paid online promotions. In addition, we work closely with key device manufacturers and chipset vendors worldwide to pre-install Opera products and co-market our products and services. In 2020, approximately 28% of new smartphone users came from such partners. We have long-standing relationships covering many of the largest smartphone brands.

Our products are available through our official website, www.opera.com, as well as Google Play, Apple’s App Store, and other online app marketplaces.

Competition

We face intense competition with regard to all of the products and services we offer. In the browser space, we generally compete with other global browser developers, including companies such as Google (Chrome browser), Samsung, Apple (Safari browser) and Microsoft (Internet Explorer and Edge browsers) that distribute their browsers via proprietary operating systems and devices, and with other regional internet companies that have strong positions in particular countries.

In the content space, we face competition from other internet companies promoting their own content products and services globally, including Google, Apple and Facebook, and traditional media such as global or regional newspapers and magazines. Unlike some other large competitors, we have historically focused on key growth markets outside North America, which enables us to integrate unique content to local Opera News users via our evolving AI-powered content discovery and recommendation platform. However, we expect to compete with digital media properties and other AI based news offerings as we expand Opera News into development markets. In addition, we compete with all major internet companies for user attention and advertising spend.

In European financial services, we face or expect to face competition from incumbent financial providers, payment and fintech start-ups, and non-traditional payment and credit providers such as Revolut and Klarna. We also compete with existing cashback solutions such as Letyshops and Topcashback in Europe and the CIS region.

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

As of December 31, 2020, we had over 150 active registrations or pending applications for the OPERA, Opera with Red O (both old and new versions) and OPERA SOFTWARE trademarks in over 100 countries, and for our red “O” logo in over 75 countries. We are also seeking trademark protections for certain of our other brands. Opera has a patent portfolio that includes more than 20 patents issued in the United States as well as certain international patent registrations. In addition, as of December 31, 2020, we had hundreds of registered domain names related to our business.

Regulations

Norwegian Regulations on Intellectual Property Rights

Norway adheres to key international agreements for the protection of intellectual property rights, hereunder the Paris Union Convention for the Protection of Industrial Property, Berne Copyright Convention, Universal Copyright Convention of 1952, Rome Convention and the TRIPS agreement.

The main acts governing intellectual property rights in Norway are the Patents Act of December 15, 1967, Designs Act of March 14, 2003, Trademarks Act of March 26, 2010, Copyrights Act of June 15, 2018, and Marketing Act of January 9, 2009. The latter also protects trade secrets.

Trademarks, designs and patents shall be registered upon application to the Norwegian Industrial Property Office, or the NIPO, in order to be valid in Norway. Patent applications which have been granted at the European Patent Office can be validated in Norway upon application to the NIPO.

Norwegian Regulations on Data Protection and Information Security

The principal data protection legislation in Norway is the Personal Data Act of June 15, 2018, no. 38. The Personal Data Act implements 2016/679/EU - General Data Protection Regulation, (or “GDPR”) in its entirety. The purpose of the act is to protect natural persons from violation of their right to privacy through the processing of personal data. Broadly speaking, the GDPR applies to the processing of personal data conducted by companies established in the EEA, and to the processing of personal data of data subjects in the EEA, where the processing is linked to offering services to such data subjects or monitoring their behavior.

European Financial Services Regulations

Certain Company subsidiaries operate or may come to operate in regulated financial services markets under licenses issued by regulatory bodies in Europe or elsewhere. Under these regulatory regimes, the relevant national regulator may conduct a “fit and proper” evaluation of all major, direct or indirect shareholders and require that any shareholder intending to acquire beneficial ownership of 10% or more of Company to first obtain pre-approval from the regulator. Such major shareholders must also seek pre-approval of any additional major increase in its shareholding and give notice of any major decrease in shareholding. Company has, for example, a subsidiary in the United Kingdom licensed by the UK Financial Conduct Authority and under applicable law any shareholder intending to acquire 10% or more of Company must first obtain the prior approval of the UK Financial Conduct Authority. Company may, moreover, expand its European financial services initiatives to additional jurisdictions within the EU/EEA with operations which may require similar pre-approvals for additional regulators.

Regulations on Anti-money Laundering and the Prevention of Terrorism Financing

Company’s European financial services initiatives are subject to regulations intended to prevent and detect money laundering and terrorist financing (“AML Regulations”). Such AML Regulations are generally based on the EU’s Fourth Money Laundering Directive (Directive EU 2015/849), Fifth Money Laundering Directive (Directive EU 2018/843) and FATF Recommendations. Reporting entities under such legislation are obliged to apply a risk-based approach when determining measures against money laundering and terrorist financing, including the performance of required customer due diligence measures. If a reporting entity detects circumstances which may indicate that funds are associated with money laundering or terrorist financing, further examinations shall be conducted. If the reporting entity after such examinations suspects that funds are the proceeds of a criminal activity, or are related to terrorist financing, it is required to report its suspicions to appropriate authorities. At present, the Company has subsidiaries which are reporting entities under the AML Regulations of the United Kingdom and Spain. The Company may expand its European financial services initiatives to additional jurisdictions within the EU/EEA in the future and may then have reporting entities in such additional jurisdictions for purposes of compliance with the applicable AML Regulations of such jurisdictions.

Holding Foreign Companies Accountable Act

The United States adopted the Holding Foreign Companies Accountable Act in 2020, which law requires the Securities Exchange Commission to prohibit the trading of any shares for which the issuer’s auditor has not been under the inspection of the Public Company Accounting Oversight Board (PCAOB) for three consecutive years.

The Company’s consolidated financial statements are prepared at its headquarters in Norway in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and audited by KPMG AS in accordance with PCAOB auditing standards.

The Company's auditor, KPMG AS, is a Norwegian-based independent public accounting firm that is registered with the PCAOB. The PCAOB is able to inspect the Company’s audit files in Norway pursuant to a cooperative agreement between the PCAOB and the Financial Supervisory Authority of Norway that has been effective since 2011.

C.	Organizational Structure

The chart below summarizes our corporate structure and identifies our principal subsidiaries and their places of incorporation as of the date of this annual report:

Opera Limited
(Cayman Islands)
100%
Opera Lifestyle
(Cayman Islands)
Opera Unite HK Limited
(Hong Kong)
Kunhoo Software LLC
(Cayman Islands)
Opera Financial Technologies Limited
(United Kingdom)
Opera Lifestyle Nigeria Ltd. (2)
(Nigeria)
OList Homes Ltd. (2)
(Nigeria)
Kunhoo Software Ltd.
(Hong Kong)
OU PocoSys
(Estonia)
P2C International Ltd.
(United Kingdom)
Dify Financial Technologies Iberia S.L.
(Spain)
Opesa South Africa (Pty) Ltd.
(South Africa)
Kunhoo Software S.a.r.l.
(Luxembourg)
Opera Unite Pte. Ltd.
(Singapore)
Blueboard Limited
(Ireland)
80%
O-Play Kenya Ltd. (1)
(Kenya)
O-Play Digital Services Ltd. (2)
(Nigeria)
O-Play Zambia Ltd. (2)
(Zambia)
Phoneserve Technologies Co. Ltd.
(Kenya)
PT Inpesa Digital Teknologi (4)
(Indonesia)
Kunhoo Software AS
(Norway)
Opera Norway AS
(Norway)
Opera Software Americas LLC
(United States)
Opera Software Ireland Ltd.
(Ireland)
Opera Software International AS
(Norway)
Opera Sweden AB
(Sweden)
YoYo Games Ltd.
(United Kingdom)
Beijing Yuega Software Tech. Srvc. Co. Ltd. (3)
(PRC)
Opera Software India Pvt. Ltd. (2)
(India)
Opera Software Poland Sp. z o.o.
(Poland)
Opera Software Technology (Beijing) Co. Ltd.
(PRC)
Opera Software Netherlands B.V.
(Netherlands)

Notes:
(1) 20% held by nominee shareholders.

(2) 1 share held by an additional Opera group entity.

(3) 1% held by O-Play Kenya Limited.
(4) Variable interest entity contractually controlled by Opesa South Africa (Pty) Limited.
(5) Variable interest entity contractually controlled by Opera Software International AS.

D.	Property, Plants and Equipment

Our corporate headquarters is located in Oslo, Norway. Our principal technical development facilities are located in Wroclaw, Poland, Tallinn, Estonia, Dundee, Scotland, Beijing, China and both Linköping and Gothenburg, Sweden. We also have offices in Nigeria, India, Ireland, France, England and Kenya among other countries.

Our servers are hosted in leased data centers, primarily in the Netherlands, the United States, Nigeria, Kenya and Singapore, with an additional small data center in Russia. The data centers in our network are owned and maintained for us by major domestic and international data center providers. We generally enter into leasing and hosting service agreements with renewal terms that range from one to three years.

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

For discussion of 2018 items and year-over-year comparisons between 2019 and 2018 that are not included in this annual report on Form 20-F, refer to “Item 5. – Operating and Financial Review and Prospects” found in our Form 20-F for the year ended December 31, 2019, that was filed with the Securities and Exchange Commission on April 30, 2020.

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

While our business is influenced by these general factors, we believe our results of operations are more directly affected by company specific factors, including the following major factors:

Our Ability to Maintain and Expand Our User Base, and Maintain and Enhance User Engagement

Our user base is important for our revenue generation, both because its sheer size makes us an attractive partner for search and advertising partners, and in terms of directly impacting our user-generated revenues. The following table presents certain of our user metrics for the periods indicated:

	Three months ended (1)
	Mar 31, 2019	Jun 30, 2019	Sept 30, 2019	Dec 31, 2019	Mar 31, 2020	Jun 30, 2020	Sept 30, 2020	Dec 31, 2020
	(in millions)
Smartphone browser average MAUs	190.0	190.2	190.9	188.5	187.3	183.8	198.9	190.1
Smartphone total average MAUs	221.4	226.7	232.0	227.4	225.1	226.3	243.0	232.7
PC browser average MAUs	65.1	65.0	67.8	67.6	67.4	74.8	74.7	78.9
Opera News average MAUs (2)	149.7	162.9	169.0	162.8	179.5	190.9	219.9	210.3

(1) Average across the three months included in each period, with each month calculated as of its final day using a 30-day lookback window.

(2) Includes Opera News users within our browsers as well as the dedicated Opera News app.

Our total browser average MAUs in the three months ended December 31, 2020, was 333.2 million including 254.3 million mobile browser users and 78.9 million PC browser users. Our mobile browser users included 190.1 million smartphone users and 64.2 million feature phone users.

Our total smartphone average MAUs in the three months ended December 31, 2020, was 232.7 million. This figure is comprised of the 190.1 million smartphone browser users, and the 42.6 million users of the dedicated Opera News apps.

Our smartphone browser user base grew in Africa and Europe in 2020, our core focus regions, but slightly declined in Asia. As we oriented our marketing and distribution efforts around the new dedicated Opera News apps during 2020, our overall smartphone user base grew faster than the browser subset, adding a total of 5.3 million in 2020.

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

Our Ability to Monetize

We have long and deep relationships with many of our major monetization partners. Changes in the revenue sharing or fee arrangements with our key monetization partners may materially affect our revenues, although we have not seen such material impacts to our revenues over the 2018 to 2020 period. However, for example, a change in the revenue sharing percentage paid by certain of our major partners such as Google or Yandex, or a change in their payment policies or other contractual arrangements, could impact our revenues, either positively or negatively. Likewise, with respect to certain major advertising partners, changes in the fee rate we receive per click or per sale may affect our revenues.

The growth, seasonality and strength of our major advertising partners’ businesses may also materially affect our revenues, positively or negatively. This has been illustrated by the COVID-19 pandemic where, for example, we have seen revenues decline from monetization partners in travel related businesses, presumably due to pandemic related travel restrictions. At the same time, we have seen revenues increase from monetization partners with e-commerce businesses as more people buy online. Revenues from monetization partners in sports related businesses were temporarily down when sporting events were suspended, only to later recover and with even stronger demand as people follow sporting events digitally, with such digital adoption presumably accelerated due to pandemic related restrictions on attending live sporting events. A reversal of pandemic related restrictions may have further unpredictable effects, positive or negative, on the businesses of some of our major advertising partners and by extension on our revenues.

Further, our revenue generation is affected by our ability to promote and improve our users’ experience with our partners’ services, and our ability to open advertising inventory.

In 2020, we had approximately 400 monetization partners. We intend to maintain and deepen our relationships with current partners and attract more partners to increase and diversify our revenue sources. Our ability to further increase the number of partners primarily depends on whether we can provide integrated marketing services and help them more precisely reach their targeted users through our AI-powered content discovery platform.

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

Our Ability to Manage Our Operating Expenses

Our long-term results of operations further depend on our ability to manage our operating expenses. Our operating expenses consist primarily of personnel cost, marketing and distribution expenses, depreciation and amortization, server hosting expenses, professional services and rent. We expect the absolute amount of staff cost, server hosting expenses and rent to increase as we grow our business. In 2020, our operating expenses totaled US$179.0 million, representing a 0.8% increase compared to 2019 mainly due to decreased investment in marketing and distribution expenses. As a percentage of revenue, operating expenses represented 108.3% in 2020 following COVID-19 related impacts to revenue, compared to 100.3% in 2019. However, over time, we expect our costs and operating expenses to decrease as a percentage of revenue as we improve our operating efficiency and as a result of economies of scale.

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

Our Ability to Attract, Engage and Retain Users for our European Fintech Initiatives

Our ability to attract, retain and engage users for our various initiatives is essential to the growth of our European fintech business. We have launched products and services, including cashback, under the Dify brand. Critical to our success with these initiatives is that users are attracted to our offerings, and that we are successful in cross promoting these services to Opera users. Further, the European fintech space is highly regulated. Consequently, the success of our products will depend on attracting users to our offerings while complying with complex regulatory standards.

Critical Accounting Policies and Estimates

We prepare our consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The application of certain of these accounting principles requires considerable judgment based upon estimates and assumptions that involve significant uncertainty at the time they are made. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual outcomes may deviate from estimates. Changes in assumptions and deviations between estimates and final outcomes may have a significant impact on the financial statements in the periods when assumptions are changed and when uncertainty is resolved. Accounting policies that are deemed critical to our results and financial position, in terms of materiality of the items to which the policy is applied, and which involve significant assumptions and estimates, are discussed in this section. A broader and more detailed description of the accounting policies that we use is included in Note 2 to our consolidated financial statements included elsewhere in this annual report.

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

The majority of advertising revenue is reported based on the amounts we are entitled to receive from advertising partners. In limited instances where we have developed or procured a service which we promote to the users, we consider ourselves the principal party to a transaction and not an agent of another entity. In such cases, we will recognize revenue on a gross basis. In our determination as to whether we are the principal, we consider our (i) responsibility to provide the service to the end-user, (ii) ability to determine pricing, (iii) exposure to risk. The associated costs for these transactions are included in the Statement of Operations as technology and platform fees, content cost, or cost of inventory sold.

iii. Technology licensing and other revenue

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

Maintenance, support and hosting revenues are generally recognized ratably over the term that these services are provided. Revenue from distinct professional services is recognized over the development period in line with the degree of completion.

Fair value of investment in Nanobank

On August 19, 2020, we contributed TenSpot Pesa Limited and its subsidiaries to Nanobank in exchange for us obtaining an ownership interest of 42% in Nanobank. We concluded that the investment in Nanobank is an associate to be accounted for in accordance with the equity method. The cost of the investment in Nanobank, i.e., the amount at which it initially was recognized, was the estimated fair value of the investment as of August 19, 2020. We estimated the fair value using a combination of methodologies, including income and market-based approaches. Under the income approach, we estimated expected future cash flows for each component of Nanobank and then discounted those cash flows using an estimated weighted average cost of capital ("WACC"). The estimates for future cash flows were based on assumptions that included the number of loans to customers, nominal size of loans, amount of interest and fees generated and credit losses. The estimate for WACC was based on estimates for risk-free rate, beta, equity risk premium, cost of debt and a company-specific risk premium. Under the market approach, we used judgment in identifying comparable companies. Based on the combination of the income and market approaches, we concluded that the estimate for fair value of the investment in Nanobank as of August 19, 2020, was US$265.9 million, which became the deemed cost of the investment. See Note 13 to our consolidated financial statements included elsewhere in this annual report for more information.

On acquisition of the investment in Nanobank, we used assumptions in identifying and valuing the assets and liabilities of the entity, including goodwill. We identified intangible assets that were not separately recognized by Nanobank, including trademarks, technology, customer relationships and licenses. For all identified assets and liabilities, we estimated their fair values as of August 19, 2020. In estimating the fair value of the trademarks and technology assets, we used a relief-from-royalty method that included estimates for royalty rates and future revenue related to the trademarks. In estimating the fair value of the customer relationships, we estimated future revenue from the customer base of Nanobank and the churn rate for customers. The identified licenses were valued using a combination of a cost-based approach that estimated the cost of acquiring the licenses and a market-based approach under which we estimated a transaction price for similar licenses. For all identified assets, we used judgment in determining their useful lives.

Significant influence over OPay and basis of accounting for investment

We determined that we have significant influence over OPay Limited even though we were diluted in 2019 from holding 19.9% to 13.1% of the voting rights in the company and do not have a direct representation on the board of directors. In determining that we have significant influence, we considered the influence our chairman and CEO is capable of exercising on our behalf. Our chairman and CEO is also the chairman and CEO of OPay, though appointed as a representative of a personal investment entity, which also is an investor in OPay. Based on the assessment that our chairman and CEO is capable of exercising significant influence in OPay on our behalf, we concluded that we have power to participate in the financial and operating policy decisions of OPay and thus the investment was classified as an associate.

We hold preferred shares in OPay, acquired in 2019, as disclosed in Notes 13 and 16 to our consolidated financial statements included elsewhere in this annual report. While the preferred shares have characteristics similar to equity instruments, we determined that the rights and benefits inherent in the preferred shares, including redemption rights and liquidation preference, entail that they in substance are debt instruments. Consequently, we classified the preferred shares as financial instruments measured at fair value through profit or loss. The carrying amount of the preferred shares is part of our net investment in OPay. We applied significant judgment in determining the share of net income (loss) to be recognized under the equity method. We considered the rights and benefits of all classes of shares issued by OPay and determined that our share was to be calculated based on its number of ordinary shares relative to the total number of shares outstanding, including preferred shares, opposed to only the total number of ordinary shares outstanding.

Fair value of preferred shares in associates

We have invested in preferred shares in OPay and StarMaker, both entities classified as associates. These preferred shares represent a long-term interest that in substance form part of our net investment in the associates. Due to their characteristics the preferred shares are not equity instruments and do not give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding. Thus, the preferred shares are measured at fair value through profit or loss.

The fair values of preferred shares in OPay and StarMaker as of December 31, 2020, were measured using methods and techniques that reflect the economic rights and benefits of the preferred shares. These rights and benefits include redemption rights and liquidation preferences. A combination of the following three valuation methods was used to estimate the fair value of the preferred shares: Probability weighted expected return model (“PWERM”); Option pricing model (“OPM”); and Current value method (“CV”). These models, which also were used to estimate fair values as of December 31, 2019, build on estimates, such as discount for lack of marketability and the fair value of equity in OPay and StarMaker. Moreover, the PWERM model is based on estimates for future scenarios and outcomes, including sale transactions, initial public offering, dissolution, and redemption. More details on the models and input are provided in Note 16 to our consolidated financial statements included elsewhere in this annual report.

Collectability of consideration from Powerbets

To recognize revenue from a contract with a customer within the scope of IFRS 15, certain criteria must be met, including it being probable that we will collect the consideration to which we will be entitled in exchange for the goods or services transferred to the customer. In evaluating whether collectability of an amount of consideration is probable, we consider the customer’s ability and intention to pay that amount of consideration, which may involve significant judgment.

Effective from the beginning of 2020, we determined that it was not probable that we would collect the consideration to which we were entitled for services provided to Powerbets during the year and as a result, we did not recognize any revenue from these services. However, in 2019, we determined that at the time the collectability criterion was met and based on this we recognized US$2,210 thousand as revenue from contracts with Powerbets (2018: US$4,369 thousand). As of December 31, 2020, the total amount of outstanding trade receivables due from Powerbets was US$6,579 thousand (December 31, 2019: US$6,579 thousand).

In assessing whether the collectability criterion was met for contracts with Powerbets, we considered the likelihood of and timing for when Powerbets will start generating net cash inflows from its operating activities and other factors that are relevant in assessing the timing of revenue recognition and collectability of related accounts receivable.

We disposed of our equity investment in Powerbets in December 2020. See Notes 13, 14 and 26 to our consolidated financial statements included elsewhere in this annual report for more information.

As of December 31, 2020, we estimated the lifetime expected credit losses on trade receivables and long-term loans due from Powerbets. In estimating the cash flows we expect to receive, we considered a range of possible outcomes, which were assigned weights based on probabilities. Possible outcomes included scenarios in which Powerbets starts generating sufficient cash flows from its operating activities to settle the receivables and capital contributions from new investors in the company. We determined that the probability-weighted best estimate for the amount to be collected was nil and consequently that the trade receivables and the long-term loans were fully impaired. Consequently, we recognized an impairment loss of US$10.5 million, of which US$6.6 million was related to trade receivables and US$3.9 million was related to long-term loans. Due to the distinct nature of the expense, the impairment loss was recognized on a separate line item in the Statement of Operations as "Credit loss expense related to divested joint venture".

Impairment of Goodwill and Intangibles with Indefinite Lives

We assess at each reporting date, whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, we estimate the asset’s recoverable amount. The recoverable amount of an asset or cash-generating unit (CGU) is the higher of its fair value less costs of disposal and its value in use. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. Goodwill and our brand of Opera (the trademark) were initially recognized in November 2016 through the acquisition of Opera Norway AS (formerly Opera Software AS) with subsidiaries, consisting of one segment – “the Consumer business”. In 2019, the goodwill was reallocated to what was then a new operating segment: Browser and News, which represents a single CGU.

Goodwill is tested for impairment annually as of December 31, and when circumstances indicate that the carrying value may be impaired.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU.

We base our impairment calculation on detailed budgets and forecast calculations. These budgets and forecast calculations cover a period of one year. Because the length of the projection period for the cash flow forecast where a CGU has goodwill or intangible assets with indefinite lives is into perpetuity, we identify a “steady state” set of assumptions for the cash flows based an approach where we estimate cash flows for the following four years and then using the estimated cash flows in the final year of estimation as the basis for the terminal value. A long-term growth rate is calculated and applied to project future cash flows after the projected period. See Note 12 to our consolidated financial statements included elsewhere in this annual report for more information.

For assets, excluding goodwill, an assessment is made at each reporting date to determine whether there is an indication that previously recognized impairment losses no longer exist or have decreased. If such an indication exists, we estimate the asset’s or CGU’s recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized.

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

Acquired intangible assets related to customer relationships are recognized at cost less accumulated amortization and impairment losses and are amortized over a period up to 15 years. We evaluate customer relationships for impairment when circumstances warrant.

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

See Note 2 to our consolidated financial statements included elsewhere in this annual report for a detailed discussion.

Description of Certain Statement of Operations Items

Reclassifications and adjustments made after presentation of unaudited 2020 financial results

Subsequent to the announcement of our fourth quarter and full-year 2020 results on February 25, 2021, we have made certain reclassifications and adjustments to amounts in the primary statements. The items detailed below in Group I were reflected in our release of financial results for the first quarter of 2021 and detailed in the financial tables issued together with the press release. Combined, the adjustments in Group I had no impact to revenue or adjusted EBITDA, but resulted in 2020 net income increasing by $7.0 million. The items detailed in below Group II were not included in the first quarter of 2021 information. Combined, items in Groups I and II reduced 2020 revenue, and thereby adjusted EBITDA, by US$0.2 million, and increased 2020 net income by US$3.1 million, compared with the full-year 2020 results as presented on February 25, 2021.

Group I: Previously communicated changes

•

In prior periods and in the earnings release for the fourth quarter of 2020, we classified certain expenses based on their function as “cost of revenue”. Effective from the annual consolidated financial statements for 2020 we classify all expenses based on their nature. Consequently, expenses previously classified as cost of revenue have been reclassified based on their nature, which resulted in US$12,112 thousand formerly reported cost of revenue being reclassified into the following categories (2019: US$14,239 thousand, 2018: US$10,499 thousand):

	-	Content cost (new category): US$4,312 thousand (2019: US$1,545 thousand, 2018: US$72 thousand);

	-	Technology and platform fees (new category): US$3,315 thousand (2019: US$796 thousand, 2018: US$3,644 thousand);

	-	Cost of inventory sold (new category): US$700 thousand (2019: US$208 thousand, 2018: US$0 thousand);

	-	Personnel expenses: US$ 2,167 thousand (2019: US$11,040 thousand, 2018: US$6,285 thousand);

	-	Marketing: US$0 thousand (2019: US$189 thousand, 2018: US$200 thousand);

	-	Other expenses:

		o	Audit, legal and other advisory services: US$1,483 thousand (2019: US$101 thousand, 2018: US$18 thousand);

		o	Other: US$135 thousand (2019: US$360 thousand, 2018: US$280 thousand).

•	Adjustments following the divestment of Powerbets, our former joint venture:

	-	Reclassification of impairment loss for long-term loans that were part of the net investment in Powerbets: US$3,897 thousand had previously been recognized as a loss on the line for “share of net income (loss) of associates and joint ventures”. This is now recognized as a credit loss expense, with a reversal (i.e., a gain) of the same amount on the line for share of net income (loss) of associates and joint ventures.

	-	Reclassification of the accounting gain associated with the divestment: US$2,063 thousand had previously been recognized as a gain on the line for “share of net income (loss) of associates and joint ventures”. This gain is now recognized as other income.

	-	Impairment of the full amount for outstanding trade receivables due from Powerbets: In the previously announced results for the fourth quarter of 2020, we recognized an impairment loss of US$3,000 thousand for trade receivables due from Powerbets. Based on new information subsequently obtained about the situation as of December 31, 2020, we have determined that the full amount of trade receivables due from Powerbets is credit impaired and have thus recognized an additional credit loss expense of US$3,579 thousand.

	-	The credit loss expense of US$3,000 thousand related to trade receivables due from Powerbets that was presented as a non-recurring expense in the previously announced results for the fourth quarter of 2020 is presented as “credit loss expense related to divested joint venture” in the annual consolidated financial statements, together with the additional credit loss expense for trade receivables and long-term loans due from Powerbets as outlined above. In total, we recognized US$10,476 thousand as credit loss expense for receivables due from Powerbets.

•	Change in fair value of preferred shares in associates has increased by US$10,000 thousand when taking into account additional information pertaining to the year-end value of StarMaker, which has become available as of the date we issue these financial statements.

•	Income tax expense has been reduced by US$614 thousand, primarily as a consequence of the increase in provision for expected credit losses on receivables due from Powerbets, as outlined above. The carrying amount for deferred tax assets and income tax payable were changed correspondingly.

Group II: Not included in prior communication

•	Revenue has been reduced by US$218 thousand based on new information about the amount due for services performed as of December 31, 2020. This adjustment resulted in a corresponding reduction in the amount of trade receivables as of December 31, 2020.

•	The share of net income from our investment in Nanobank has been adjusted by US$3,694 thousand to reflect our share of net income as expected in the audited financial statements of Nanobank. Compared with the prior presented financial results of Nanobank, profit before tax has increased, however this was offset by derecognition of certain deferred tax assets. Our share of other comprehensive loss of associates and joint ventures has increased by US$935 thousand based on adjustments to other comprehensive loss of Nanobank.

•	US$3,543 thousand related to actions taken following a short report has been allocated to audit, legal and other advisory services within the line item for other expenses.

•	In the statement of cash flow, certain line items that adjust profit before tax to net cash flows, and working capital changes, were adjusted to reflect the adjustments in the statements of operations and financial position as outlined above. However, these adjustments did not impact the presented free cash flow of the year, nor the aggregated measures of net cash flows from operating, investing and financing activities.

Our former emerging markets fintech and retail businesses, which became discontinued operations in 2020, are excluded from the results of continuing operations and are presented as a single amount as profit from discontinued operations. Amounts in the comparative periods have been re-presented accordingly.

Revenue

Our revenues are derived from two segments, namely (i) Browser and News and (ii) Other. The table below sets forth the revenue, both in absolute amount and as a percentage of total revenue for each segment for the periods indicated.

	For the year ended December 31,
	2019	%	2020	%
	(US$ in thousands, except for percentages)
Revenue:
Browser and News	154,968	87.5	155,472	94.2
Other	22,111	12.3	9,584	5.8
Total revenue	177,078	100.0	165,056	100.0

Browser and News segment revenue primarily consists of our search and advertising revenue, while Other segment primarily of Technology licensing and other revenue.

Search revenue accounted for 48.7% and 51.0% of our total revenue in 2019 and 2020, respectively. Through revenue sharing arrangements with our search partners, we generate search revenue when our users conduct searches initiated within the URL bar, default search page or search boxes embedded in our PC and mobile browsers, or otherwise redirected to our search partners via our browser functionality.

Advertising revenue accounted for 38.9% and 43.3% of our total revenue in 2019 and 2020, respectively. We generate advertising revenue by referring traffic from our platform to e-commerce partners, online travel agencies and other partners, and by selling advertisements. The fee arrangements generally include revenue sharing, cost per click or subscription revenues collected by third parties on our behalf.

Technology licensing and other revenue accounted for 12.5% and 5.7% of our total revenue in 2019 and 2020, respectively. We generate licensing and other revenue mainly from providing professional services, licensing of our proprietary compression technology and providing related maintenance, supporting and hosting services to third parties, as well as enabling customized browser configurations to mobile operators.

Geographically, our revenue in 2019 and 2020 was generated primarily from customers and monetization partners domiciled in Ireland with no other country exceeding 10% of our total revenue. The table below sets forth the revenue by customers and monetization partners’ domiciled country, both in absolute amount and as a percentage of total revenue for the periods indicated. The breakdown of revenue by country reflects the country of domicile for our direct source of revenues from our monetization partners, which is not necessarily an indication of where user activities occur because the end users are located globally. For example, in the fourth quarter of 2020, monthly active users in Africa and Asia were both approximately 150 million, while Europe (including Commonwealth of Independent States (CIS) and Rest of the World (ROW) (including North American and Latin America) were approximately 50 million and 20 million, respectively.

	For the year ended December 31,
	2019	%	2020	%
	(US$ in thousands, except for percentages)
Ireland	81,637	46.1	80,059	48.5
Other	95,441	53.9	84,997	51.5
Total revenue	177,078	100.0	165,056	100.0

Other Income

Other income primarily reflects the gain on disposal of a Nigerian subsidiary and the gain from divestment of a joint venture (Powerbets).

Operating Expenses

We categorize our operating expenses into (i) technology and platform fees, (ii) content cost, (iii) cost of inventory sold, (iv) personnel expenses including share-based remuneration, (v) marketing and distribution expenses, (vi) credit loss expense, (vii) credit loss expense related to divested joint venture, (viii) depreciation and amortization and (ix) other expenses. The table below sets forth our operating expenses, both in absolute amount and as a percentage of total revenue, for the periods indicated.

	For the year ended December 31,
	2019	%	2020	%
	(US$ in thousands, except for percentages)
Technology and platform fees	796	0.4	3,315	2.0
Content cost	1,545	0.9	4,312	2.6
Cost of inventory sold	208	0.1	700	0.4
Personnel expenses including share-based remuneration	62,323	35.2	62,103	37.6
Marketing and distribution expenses	65,074	36.7	47,860	29.0
Credit loss expense	577	0.3	1,849	1.1
Credit loss expense related to divested joint venture	-	-	10,476	6.3
Depreciation and amortization	18,843	10.6	20,234	12.3
Other expenses	28,242	16.0	28,197	17.1
Total operating expenses	177,614	100.3	179,046	108.5

Technology and Platform Fees

Technology and platform fees primarily comprise of (i) costs of any platform or collection service used to facilitate subscription services where we are the principal in the transaction, (ii) transaction and communication platform expenses, as well as third party credit scoring, data and risk control costs related to our fintech business. We expect such individual components within this cost category to stay relatively stable as a percentage of the related revenue streams.

Content Cost

Content cost mainly consists of revenue shares to content creators on our platforms and payments to publishers and monetization partners related to our browser and news segment. We will continue our efforts to increase the amount of content available through its applications by onboarding more European and American publishers. We expect this cost category to stay relatively stable as a percentage of the related revenue streams.

Cost of Inventory Sold

Cost of inventory sold consists primarily of the cost for 3rd party advertising inventory that is sold to our existing customers along with Opera owned inventory to create a large advertising purchase. We benefit from discounts we obtain from suppliers of inventory, like Google or Facebook. We expect this cost category to grow as a percentage of the advertising revenue stream.

Personnel Expenses including Share-based Remuneration

Our personnel expenses including share-based remuneration primarily consist of salaries and bonuses with applicable social security costs, external temporary hire costs and other personnel related expenses, as well as share-based remuneration, including related social security costs. Personnel expenses are net of capitalized development expenses. Capitalized development expenses in 2020 mainly relate to the development of our publishing and ad exchange platforms as well as fintech projects. We expect our personnel expenses to increase in absolute amounts in the foreseeable future due to the anticipated growth of business and expansion of our global operations, as well as periodic salary adjustments. For details of our share incentive plan, see “— Critical Accounting Policies — Share-based payment.” The table below sets forth the breakdown of our personnel expenses, both in absolute amount and as a percentage of total revenue for the periods indicated.

	For the year ended December 31,
	2019	%	2020	%
	(US$ in thousands, except for percentages)
Personnel expenses excluding share-based remuneration	56,395	31.8	57,397	34.8
Share-based remuneration, including related social security costs	5,928	3.3	4,706	2.9
Total	62,323	35.2	62,103	37.6

Credit Loss Expense

Our credit loss expense is mainly related to provisions for expected credit losses on trade receivables and consist of specific provisions where risk of credit loss has been determined by management as well as general provisions determined based on the aging of the trade receivables. Changes in credit loss expense is affected by our ability to collect our trade receivables, the credit risk of the markets we operate in as well as general market conditions affecting our trade partners.

Credit Loss Expense Related to Divested Joint Venture

Our credit loss expense related to the divested joint venture (Powerbets). The financial statement line is new, and no comparative figures exist for prior periods.

Marketing and Distribution Expenses

Marketing and distribution expenses primarily consist of performance-based campaigns associated with our browser and news business. In the short-term, marketing and distribution expenses are expected to increase as a percent of total revenue, as we expand our news business in western markets. Firstly, the increase will mainly be driven by distribution costs of Opera News on various online advertising platforms. Secondly, we anticipate to increase distribution campaigns for the Opera GX browser through similar channels. Finally, the introduction of our new gaming and fintech businesses will contribute to the increase of marketing expenses. On a longer horizon we expect our marketing and distribution expenses to decrease as a percent of total revenue, following increased scale and completion of the initial launch initiatives as described above.

Depreciation and amortization

Depreciation cost largely relates to purchased equipment and servers as well as leasehold improvements. Amortization cost largely relates to intangible assets such as technology and customer relationships as well as capitalized development. Depreciation and amortization are driven by the amounts of assets we purchase and/or capitalize and the expected lifetime of those assets.

Other Expenses

Our other expenses primarily consist of hosting expenses; advisory service fees; software license fees, rent and other office expenses and travel expenses. We expect our other expenses to increase in absolute amounts in the foreseeable future due to the anticipated growth of our business as well as public company costs and increased travel post-COVID. The table below sets forth the breakdown of our other expenses, both in absolute amount and as a percentage of total revenue for the periods indicated.

	For the year ended December 31,
	2019	%	2020	%
	(US$ in thousands, except for percentages)
Hosting	7,344	4.1	8,056	4.9
Audit, legal and other advisory services	6,742	3.8	10,863	6.6
Software license fees	2,397	1.3	1,882	1.1
Rent and other office expenses	4,175	2.4	3,318	2.0
Travel	3,903	2.2	1,304	0.8
Other	3,686	2.1	2,774	1.7
Total other expenses	28,248	15.9	28,197	17.1

Contribution Margin by Segment

Our operating segments are based on our main categories of products and services, namely Browser and News and Other. The following table presents contribution for these segments, which represents revenue from the segment, less the sum of (i) technology and platform fees, (ii) content cost, (iii) cost of inventory sold, (iv) other cost of revenue, (v) marketing and distribution expense and (vi) credit loss expense attributed to that segment, as well as each item expressed as a percentage of the segment revenue during the periods indicated.

	For the year ended December 31,
	2019		2020
	US$	%	US$	%
	(US$ in thousands, except for percentages)
Browser and News
Revenue	154,968	100.0	155,472	100.0
Technology and platform fees	796	0.5	3,315	2.1
Content cost	1,545	1.0	4,312	2.8
Cost of inventory sold	-	-	-	-
Other cost of revenue	301	0.2	(140)	(0.1)
Marketing and distribution expenses	64,685	41.7	47,042	30.3
Credit loss expense	448	0.3	568	0.4
Contribution	87,193	56.3	100,375	64.6

The Browser and News segment contributed US$100.4 million in 2020, corresponding to 64.6% of segment revenue and compared to US$87.2 million or 56.3% of segment revenue in 2019. While the segment revenue was relatively flat with an increase of US$0.7 million, this increased contribution was mainly driven by lower marketing and distribution spend which was down with US$17.6 million, partly offset by an increase in technology and platform fees of US$2.5 million and an increase of content cost of US$2.8 million.

	For the year ended December 31,
	2019		2020
	US$	%	US$	%
	(US$ in thousands, except for percentages)
Other
Revenue	22,110	100.0	9,584	100.0
Technology and platform fees	-	-	-	-
Content cost	-	-	-	-
Cost of inventory sold	208	0.9	700	7.3
Other cost of revenue	11,389	51.5	3,925	41.0
Marketing and distribution expenses	198	0.9	818	8.5
Credit loss expense	129	0.6	1,281	13.4
Contribution	10,186	46.1	2,860	29.8

The Other segment, which mainly includes licensing of our proprietary technology and professional services, contributed US$2.8 million in 2020, or 29.8% of segment revenue, compared to US$10.2 million or 46.1% of segment revenue in 2019. The decrease was attributable to a general decline in our licensing and operator revenues in line with our strategic decision to center our focus on more scalable sources of revenue.

Taxation

The vast majority of our revenue and operating profit is generated in countries with stable and transparent tax regimes, such as Norway and Ireland. We do not expect significant exposure to tax regimes in non-European countries over the foreseeable future.

Certain intra-group funding of subsidiaries of the Company has resulted in tax benefits on interest charged between these subsidiaries. We expect that such tax benefits will not be of significant importance in future periods, in isolation resulting in a marginal increase of our expected future effective tax rate.

However, our investments in associates, joint ventures and other investees are not taxed at Opera’s level, but within such separate companies. These investments represent a significant factor in our historically low effective tax rate. As these investments are further expected to provide financial gains to us also in the future, either in terms of our share of profit, and/or realized or unrealized gains on the shares held, we expect a continuation of this factor to our effective tax rate also in future periods.

We recognize equity cost in connection with share-based remuneration. Such equity cost is not tax deductible and in isolation contributes to increased effective tax rate. Equity cost has been and may continue to be volatile, depending on timing of grants and the market price of our ADS.

Norway

As most of our activities are consolidated in Norway, the starting point of reconciliation of effective tax rate is the applicable tax rate in Norway, which was 22.0% in 2019 and 2020, respectively.

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

	For the year ended December 31,
	2019	%	2020	%
	(US$ in thousands, except for percentages)
Revenue	177,078	100.0	165,056	100.0
Other income	-	-	11,543	7.0

Operating expenses
Technology and platform fees	(796)	(0.4)	(3,315)	(2.0)
Content cost	(1,545)	(0.9)	(4,312)	(2.6)
Cost of inventory sold	(208)	(0.1)	(700)	(0.4)
Personnel expenses including share-based remuneration	(62,323)	(35.2)	(62,103)	(37.6)
Marketing and distribution expense	(65,074)	(36.7)	(47,860)	(29.0)
Credit loss expense	(577)	(0.3)	(1,849)	(1.1)
Credit loss expense related to divested joint venture	-	-	(10,479)	(6.3)
Depreciation and amortization	(18,843)	(10.6)	(20,234)	(12.3)
Other expenses	(28,248)	(16.0)	(28,197)	(17.1)
Total operating expenses	(177,614)	(100.3)	(179,046)	(108.5)

Operating profit (loss)	(537)	(0.3)	(2,448)	(1.5)

Share of net income (loss) of associates and joint ventures	(3,818)	(2.2)	2,005	1.2
Change in fair value of preferred shares in associates	37,900	21.4	24,000	14.5

Net finance income (expense)
Finance income	10,532	5.9	13,633	8.3
Finance expense	(655)	(0.4)	(516)	(0.3)
Net foreign exchange gain (loss)	(25)	(0.0)	833	0.5
Net finance income (expense)	9,851	5.6	13,950	8.5

Profit before income taxes	43,396	24.5	37,507	22.7
Income tax expense	(2,658)	(1.5)	(75)	(0.0)
Profit from continuing operations	40,739	23.0	37,432	22.7
Profit from discontinued operations	17,161	9.7	141,742	85.9
Net income	57,899	32.7	179,174	108.6

Year Ended December 31, 2020, Compared to Year Ended December 31, 2019

Revenue

We had revenue of US$165.1 million in 2020, compared to US$177.1 million in 2019, marking a decrease of 6.7%. This decrease was driven primarily by the decrease in technology licensing and other revenue as Opera has been phasing out low-margin professional services for an investee, while user driven search and advertising revenue came in relatively flat given the impacts related to COVID-19 during 2020.

•

Search Revenue. Our search revenue decreased to US$84.2 million in 2020 from US$86.2 million in 2019, representing a decrease of 2.3%. The decrease was primarily due to the impact of COVID-19 on monetization in the first three quarters of 2020, which exceeded the strong underlying user growth and recovery of monetization from COVID-19 in the fourth quarter of 2020.

•

Advertising Revenue. Our advertising revenue increased to US$71.5 million in 2020 from US$68.8 million in 2019, representing an increase of 4.0%. This growth was fueled by growth in our Opera News service both in both smartphone and PC users, as well as improved monetization from our existing and new monetization partners both in mobile and PC products. The underlying growth was largely offset by the negative impact of COVID-19.

•

Technology Licensing and Other Revenue. Our technology licensing and other revenue decreased to US$9.4 million in 2020 from US$22.1 million in 2019, representing a decrease of 57.6%. The decrease was attributable to a general decline in our licensing and operator revenues in line with our strategic decision to center our focus on more scalable sources of revenue.

Other Income

We recorded other income of US$11.5 million in 2020, compared to US$0 million in 2019. Other income related primarily to the divestment of a Nigerian subsidiary and a divested joint venture (Powerbets).

Operating expenses

We had total operating expenses of US$179.0 million in 2020, compared to US$177.6 million in 2019. Our total operating expenses as a percentage of total revenue increased to 108.5% in 2020 from 100.3% in 2019.

Technology and platform fees

Our Technology and platform fees increased from US$0.8 million in 2019 to US$3.3 million in 2020. The main reason for the increase was a rapid expansion of additional services promoted to our users in Nigeria, supported by adding three new mobile operators as our VAS service distributors.

Content cost

Our Content cost almost tripled from US$1.5 million in 2019 to US$4.3 million in 2020. Opera has launched News Hub at the end of 2019 to increase quality as well as coverage of the content offered by Opera News. The move has improved the user experience and engagement, and the operation continued throughout 2020, which resulted in a significant increase of the content cost. New Hub complements content provided by our publisher partners, of which we also added approximately 60 new partners during 2020.

Cost of inventory sold

Cost of inventory sold largely relates to reselling our partners' inventories, like Google or Facebook, leveraging our advertising customers' demand. In our initial phase of leveraging third-party inventory, Google has accounted for more than 90% of such expenses. The service was launched in 2019 and increased from US$0.2 million in 2019 to US$0.7 million in 2020.

Personnel expenses including share-based remuneration

Our personnel expenses including share-based remuneration remained relatively flat at US$62.1 million in 2020, versus US$62.3 million in 2019. Cash-based compensation expenses increased by 1.8% from US$56.4 million in 2019 to US$57.4 million in 2020. Share-based remuneration expense decreased by 20.6% from US$5.9 million in 2019 to US$4.7 million in 2020.

Marketing and distribution expenses

Our marketing and distribution expenses decreased to US$47.9 million in 2020 from US$65.1 million in 2019, representing a decrease of 26.5%. This was primarily related to lower marketing activity following strong organic user growth, and reduced unit costs mostly due to COVID-19.

Credit loss expense

Our credit loss expense was US$1.8 million in 2020, as compared to US$0.6 million in 2019.

Credit loss expense related to divested joint venture

Our credit loss expense related to the divested joint venture (Powerbets) was US$10.5 million. The financial statement line is new, and no comparative figures exist for prior periods. The amount includes US$6.6 million in impaired trade receivables. In addition, the expense includes US$3.9 million in reclassification of an impaired debt facility (see Note 14).

Depreciation and amortization

We had depreciation and amortization of US$20.2 million in 2020 compared to US$18.9 million in 2019, representing an increase of 7.4%. The increase is primarily related to capitalized development and other intangible assets.

Other expenses

Our other expenses remained relatively flat at US$28.2 million in 2020 compared to US$28.2 million in 2019. This category includes among other office expenses, hosting expenses, software license fees, audit legal and other advisory fees.

Operating loss

As a result of the foregoing, we recorded an operating loss of US$2.4 million in 2020, representing an operating margin of negative 1.5%, compared to an operating loss of US$0.5 million in 2019 and an operating margin of negative 0.3%.

Share of net income (loss) from associates and joint ventures

Our share of net income from associates and joint ventures was US$2.0 million in 2020 compared to a share of net loss of US$3.8 million in 2019. Our share of net income from associates and joint ventures predominantly arose due to the reclassification of US$3.9 million of credit loss expense on long-term loans that were part of the net investment in Powerbets and that had fully absorbed losses under the equity method. Upon recognizing the credit loss expense as "Credit loss expense related to divested joint venture", an equivalent amount was recognized as income on the line item for "Share of net income (loss) from associates and joint ventures. See Note 13 to our consolidated financial statements included elsewhere in this annual report for more details on the financial performance of each investee.

Change in fair value of preferred shares in associates

Our gain in fair value of preferred shares was US$24.0 million in 2020, as compared to US$37.9 million in 2019. Our gain in fair value of preferred shares in 2020 was related to increased valuations of our preferred shares in StarMaker and OPay, by US$21.0 million and US$3.0 million, respectively. See Note 16 to our consolidated financial statements included elsewhere in this annual report for more details on the valuation of the preferred shares.

Net finance income (expense)

We recorded a total net finance income of US$14.0 million in 2020, compared to US$9.9 million in 2019. The 2020 result was mainly driven by gains related to marketable securities held as part of our treasury function.

Income tax expense

We recorded an income tax expense of US$0.1 million in 2020. The effective tax rate, expressed as the percentage of income tax expenses to profit before income taxes, was 0.2%, compared to an income tax expense of US$2.7 million in 2019, representing an effective tax rate of 6.1%. Variance versus statutory tax rates is mainly driven by non-taxable gains including from our associates and joint ventures and changes in deferred tax assets and liabilities. See Note 8 to our consolidated financial statements included elsewhere in this annual report for more detail.

Profit from continuing operations

As a result of the foregoing, we recorded a profit from continuing operations of US$37.4 million in 2020, representing a profit margin of 22.7%, compared to US$40.7 million in 2019 and a profit margin of 23.0%.

Profit from discontinued operations

On August 19, 2020, the board of directors of the Company approved a transaction in which TenSpot Pesa Limited, a wholly owned subsidiary at the time, was to be contributed to a subsidiary of NanoCred Cayman Company Limited (“Nanobank”) in exchange for us obtaining an ownership interest of 42% in Nanobank. The transaction was completed on the same date. The business of TenSpot Pesa Limited and its subsidiaries represented the entirety of our fintech operating segment at the time, comprising of apps in emerging markets that offered instant microloans to approved borrowers. Because TenSpot Pesa Limited and its subsidiaries represented a business, we recognized the gain from loss of control as the difference between the fair value of the 42% ownership interest in Nanobank obtained and the net carrying amount of equity in TenSpot Pesa Limited. The gain of US$151.4 million was presented as a component of the profit from discontinued operations.

On September 25, 2020, we decided to terminate the retail operating segment under which we sold prepaid airtime and handsets. The retail business was completely terminated prior to December 31, 2020. The retail segment represented a separate major line of business and is thus classified as a discontinued operation.

The results of TenSpot Pesa Limited and its subsidiaries up until August 19, 2020, and the discontinued retails operations, are presented in the table below:

[US$ thousands]	Year ended December 31,
Discontinued operations	2019	2020
Revenue	157,776	136,246
Expenses	(137,671)	(147,822)
Profit (loss) before income tax	20,105	(11,576)
Income tax (expense) benefit	(2,944)	1,950
Profit (loss) after income tax	17,161	(9,626)
Gain on sale of the subsidiary after income tax	-	151,368
Profit from discontinued operation	17,161	141,742

Our profit from discontinued operations in 2020 was US$141.7 million in 2020, as compared to US$17.2 million in 2019. Our profit from discontinued operations in 2020 was fueled primarily by the gain associated with the creation of Nanobank. See Note 9 to our consolidated financial statements included elsewhere in this annual report for more details on profit from discontinued operations.

Net income

As a result of the foregoing, we recorded net income of US$179.2 million for 2020, compared to US$57.9 million in 2019.

Non-IFRS Financial Measures

To supplement our consolidated financial statements, which are prepared and presented in accordance with IFRS, we use adjusted EBITDA and adjusted net income, both non-IFRS financial measures, as described below, to understand and evaluate our core operating performance. These non-IFRS financial measures, which may differ from similarly titled measures used by other companies, are presented to enhance investors’ overall understanding of our financial performance and should not be considered a substitute for, or superior to, the financial information prepared and presented in accordance with IFRS.

We define adjusted EBITDA as net income excluding income tax expense (benefit), total net financial loss (income), share of net loss (income) of associates and joint ventures, change in fair value of preferred shares in associates, depreciation and amortization, share-based remuneration, non-recurring expenses, less other income and profit (loss) from discontinued operations. We define adjusted net income as net income (loss) excluding share-based remuneration, amortization cost related to acquired intangible assets, non-recurring expenses and (income) loss from discontinued operations, adjusted for the associated tax benefit related to such items. We believe that adjusted EBITDA and adjusted net income (loss) provide useful information to investors and others in understanding and evaluating our operating results. These non-IFRS financial measures adjust for the impact of items that we do not consider indicative of the operational performance of our business. While we believe that these non-IFRS financial measures are useful in evaluating our business, this information should be considered as supplemental in nature and is not meant as a substitute for the related financial information prepared and presented in accordance with IFRS.

The following table presents reconciliations of adjusted EBITDA and adjusted net income to net income, the most directly comparable IFRS financial measures, for the periods indicated.

	For the year ended December 31,
	2019	2020
	(US$ in thousands)
Reconciliation of net income (loss) to adjusted EBITDA:
Net income (loss)	57,899	179,174
Add: Income tax expense (benefit)	2,658	75
Add: Total net financial loss (income)	(9,852)	(13,950)
Add: Share of net loss (income) of associates and joint ventures	3,818	(2,005)
Add: Change in fair value of preferred shares in associates	(37,900)	(24,000)
Add: Depreciation and amortization	18,843	20,234
Add: Share-based remuneration	5,928	4,706
Add: Credit loss expense related to divested joint venture	-	10,476
Add: Non-recurring expenses (1)	-	3,543
Less: Other income	-	(11,542)
Less: Profit from discontinued operations	(17,161)	(141,742)
Adjusted EBITDA	24,233	24,971
Reconciliation of net income (loss) to adjusted net income
Net income (loss)	57,899	179,174
Add: Share-based remuneration	5,928	4,706
Add: Amortization of acquired intangible assets	5,120	5,354
Add: Amortization of Nanobank intangible assets (2)	-	2,584
Add: Credit loss expense related to divested joint venture	-	10,476
Add: Non-recurring expenses (1)	-	3,543
Income tax adjustment (3)	(1,311)	(1,219)
Less: Profit from discontinued operations	(17,161)	(141,742)
Adjusted net income	50,475	62,876

(1) Non-recurring expenses relate to actions taken following a short report and are presented within "Audit, legal and other advisory services" in Note 6 to our consolidated financial statements included elsewhere in this annual report.

(2) The amortization of Nanobank intangible assets is included in the line “Share of net income (loss) of associates and joint ventures and relates to excess values from the Nanobank valuation.”

(3) Reversal of tax benefit related to the social security cost component of share-based remuneration and deferred taxes on the amortization of acquired intangible assets.

B.	Liquidity and Capital Resources

Cash Flows and Working Capital

In addition to net proceeds of US$167.8 million Opera received from our initial public offering in the third quarter of 2018 and US$82.6 million from our follow-on offering in the third quarter of 2019, our principal source of liquidity has been cash generated from our operating activities. As of December 31, 2019 and 2020, we had US$139.5 million and US$134.2 million, respectively, in cash and cash equivalents. Cash and cash equivalents consist of cash on hand, checking and demand deposits, cash equivalents and restricted cash. See Note 24 to our consolidated financial statements included elsewhere in this annual report for more information on our Capital Management.

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

Our statement of cash flows, which is prepared based on the indirect method, reflects the cash flows of discontinued operations up to the date of disposal. Items of working capital, such as receivables and payables, that were disposed of, are eliminated from the balance sheet changes to such items in the reconciliation of profit to cash flows from operating activities. The amount of cash and cash equivalents in subsidiaries disposed of is classified as an investing activity at the time of disposal. The prospective absence of cash flows from our discontinued operations is not expected to materially impact our liquidity and capital resources.

The following table sets forth a summary of our cash flows for the periods indicated.

	For the year ended December 31,
	2019	2020
	(US$ in thousands)
Summary Consolidated Cash Flow:
Net cash provided by (used in) operating activities	(44,464)	93,324
Net cash provided by (used in) investing activities	(106,987)	2,956
Net cash provided by (used in) financing activities	113,200	100,972
Net increase (decrease) in cash and cash equivalents	(38,248)	(4,692)
Cash and cash equivalents at beginning of the period	177,873	139,487
Effects of exchange rate change on cash and cash equivalents	(137)	(627)
Cash and cash equivalents at end of the period	139,487	134,168

Operating Activities

Net cash provided by operating activities was US$93.3 million in 2020. This amount represents profit before income taxes from continuing operation of US$37.5 million and profit before income taxes from discontinued operations of US$139.8 million, subject to several adjustments to arrive at an operating cash flow basis. Major exclusions include the recognized gain following the formation of Nanobank, US$151.4 million, partially offset by the decrease in our net loan book due to the discontinuity of the microlending business, US$75.1 million. Other adjustments include depreciation and amortization of US$20.4 million, change in fair value of preferred shares in associates and joint ventures of US$24.0 million, equity cost of share-based remuneration of US$4.5 million and share of income from associates and joint ventures of US$2.0 million. Income taxes paid during the year of US$9.9 million is mainly related to operations in India, Kenya and Ireland. Following the growth of our business, operating cash flow was reduced by an increase in trade and other payables of US$25.1 million, offset by an increase in trade and other receivables of US$22.1 million and an increase in prepayments of US$12.0 million (of which the majority related to marketing, distribution and promotion services), and a decrease in inventories of US$7.8 million. Net finance gains of US$12.0 million are also excluded from operating cash flow. Net cash provided by operating activities in discontinued operations was US$65.8 million.

Investing Activities

Net cash generated from investing activities was US$3.0 million in 2020, which was primarily attributable to net sale of listed equity instruments of US$58.5 million, offset by the cash transferred with Okash Group of US$39.3 million, and net cash outflow of an US$4.9 million in connection with the purchase of a subsidiary. In connection with the discontinuation of the microlending business, we had negative cash flow in connection with disbursement of short-term loans of US$6.3 million, which is fully offset by the repayment of short-term loans of US$6.3 million. Furthermore, we had development expenditures of US$6.6 million, purchased equipment for US$2.5 million, and purchased intangible assets of US$2.3 million. Net cash used in investing activities in discontinued operations was US$0.6 million.

Financing Activities

Net cash used in financing activities was US$101.0 million in 2020, which was attributable to repayment of loans and borrowings of US$52.9 million, as we repaid the credit facility obtained to fund the microlending business. Our financing outflow also included share repurchases of US$49.0 million, repayment of lease liabilities of US$4.2 million and interest on loans and borrowings of US$1.8 million. Our financing cash outflow was partially offset by the proceeds from loans and borrowings of US$6.9 million. Net cash used in financing activities in discontinued operations was US$44.7 million.

Capital Expenditures

We made capital expenditures of US$13.0 million and US$11.3 million in 2019 and 2020, respectively. In these periods, our capital expenditures were used for purchase of equipment and capitalized development cost.

C.	Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Technology.” and “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.	Trend Information

Other than as disclosed elsewhere in this annual report, and in particular as it relates to COVID-19 impacts in 2020, we are not aware of any other trends, uncertainties, demands, commitments or events for the period from January 1, 2020 to December 31, 2020 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial conditions.

E.	Off-balance Sheet Arrangements

As of December 31, 2020, we did not have any off-balance sheet arrangements that had or were reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2020.

	Payment Due by Period
	Total	Less Than 1 Year	1-5 Years	More than 5 Years
		(US$ in thousands)
Trade and other payables	25,454	25,454	-	-
Lease liabilities (1)	8,138	4,914	3,224	-
Interest-bearing loans including interest	842	337	505	-
Other liabilities	13,108	13,040	68	-
Total contractual commitments	47,541	43,744	3,797	-

(1) Represents mainly leases of office properties and server equipment for hosting purposes.

A guarantee has been made by us in favor of Dell Bank International d.a.c. ("Dell") as a security for all our present and future lease liabilities (as the lessee) to Dell. This guarantee is limited to a principal amount of US$11.7 million, with the addition of any interests, costs and/or expenses accruing on the liabilities and/or as a result of non-fulfilment of the liabilities. The guarantee is valid for 10 years from January 17, 2017.

In 2018, we provided a revolving credit facility of US$6 million to Powerbets. As of December 31, 2020, a total of US$3.9 million was drawn under the credit facility prior to its termination, and such amount was fully impaired. See Note 14 to our consolidated financial statements included elsewhere in this annual report for more information.

Other than those shown above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2020.

G.	Safe Harbor

See “Forward-Looking Statements” at the beginning of this annual report.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table provides information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Yahui Zhou	44	Chairman of the Board and Chief Executive Officer
Hongyi Zhou	50	Director
Xiaoling Qian	32	Director
Lori Wheeler Næss	50	Independent Director
Trond Riiber Knudsen	57	Independent Director
James Liu	50	Independent Director
Lin Song	40	Co-Chief Executive Officer
Frode Jacobsen	38	Chief Financial Officer

Yahui Zhou has served as our chairman and chief executive officer since July 2016. Mr. Zhou has also served as Director of Beijing Kunlun, a global internet company listed on the Shenzhen Stock Exchange, since April 2020, the Chairman of the Board and General Manager from 2011 to 2020, and an executive director and general manager of Beijing Kunlun from March 2008 to March 2011. He served as general manager of Beijing JiNaiTe Internet Technology Co., Ltd. from March 2007 to March 2008. From November 2005 to March 2007, Mr. Zhou was an executive officer in charge of new business development at RenRen Inc., a NYSE-listed company. From September 2000 to January 2004, Mr. Zhou was general manager of Beijing Huoshen Technology Co., Ltd. Mr. Zhou received his bachelor's degree in mechanical engineering and his master's degree in optical engineering from Tsinghua University in 1999 and 2006, respectively.

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

Xiaoling Qian has been a member of our board of directors since June 2021. Ms. Qian is an executive of Beijing Kunlun Tech. Co. Ltd. (300418:CH), a global internet company listed on the Shenzhen Stock Exchange. Ms. Qian has taken a leading role in managing Kunlun's investment in Opera and has worked with our other board members and the Opera management team since 2016. Ms. Qian obtained a bachelor's degree in Japanese from Zhejiang University in 2010.

Lori Wheeler Næss has served as our independent director since July 2018. She has served as a director of the technical department of PricewaterhouseCoopers, a global auditing service provider, leading IFRS reviews for companies listed in Oslo from September 2012 to June 2015. Prior to that, Ms. Næss served as a senior advisor of the Section for Prospectuses and Financial Reporting of The Financial Supervisory Authority of Norway, a Norwegian government agency responsible for the supervision of financial companies from January 2011 to September 2012. She served as an audit director and manager for US GAAP and SEC Reporting at PricewaterhouseCoopers and its predecessor Coopers & Lybrand at various offices in the United States, Norway and Germany from September 1994 to January 2011. Ms. Næss has also served as a board member and the audit committee chair of Golar LNG Limited, a Nasdaq-listed liquefied natural gas shipping company since March 2016 and its Nasdaq-listed limited partner, Golar LNG Partners Limited, from March 2016 until April 2021, as well as Klaveness Combination Carriers ASA, a shipping company listed on the Oslo Stock Exchange in Norway. Ms. Næss is a U.S. Certified Public Accountant (inactive). She received her bachelor’s degree in business administration in 1994 and her master’s degree in accounting in 1994 from the University of Michigan.

Trond Riiber Knudsen has served as our independent director since July 2018. Mr. Knudsen has served as the founder and CEO of TRK Group AS, an Oslo-based investment and advisory firm since June 2015. He worked at McKinsey & Company, a management consulting firm and served as a senior partner with responsibility for the company’s marketing and sales practice since August 1992 to June 2015. Mr. Knudsen received his sivilingeniør (equivalent of a master’s of science degree) in structural engineering from the Norwegian University of Science and Technology in 1987 and a master’s degree in business administration from Harvard University in 1992.

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

Lin Song has served as our chief operating officer since March 2017 and has served as co-CEO since August 2020. He has worked for our group beginning in 2002 in Oslo, Norway. Mr. Song has an engineering background and has served in various roles inside our group, including project manager of one of our group’s earliest initiatives to enable full web browsing on mobile devices and as director of engineering delivery. Later on, he served as general manager of Opera’s subsidiary in China and assisted in the establishment of Opera’s R&D center in Beijing. Mr. Song obtained a bachelor’s degree in information systems from the University of International Business and Economics in 2004.

Frode Jacobsen has served as the chief financial officer of our group since April 2016. Prior to becoming our chief financial officer, he has worked as the senior vice president responsible for strategic initiatives beginning in February 2015 and as the senior director for corporate development beginning in January 2013. Prior to joining our group, Mr. Jacobsen worked for McKinsey & Company, a management consulting firm which conducts qualitative and quantitative analyses to inform management decisions across the public and private sectors, beginning in August 2008 and served as engagement manager before he left the position in January 2013. He graduated with a master’s degree in management from HEC Paris in 2008 and obtained his bachelor‘s degree in economics and business administration from Norwegian School of Economics in 2006.

B.	Compensation

Compensation of Directors and Executive Officers

In 2018, 2019 and 2020, we paid an aggregate of US$0.9 million, US$2.2 million and US$2.1 million, respectively, in cash and benefits to our directors and executive officers. Our chairman and chief executive officer, Mr. Yahui Zhou, waived receiving any salary in 2018. From and including 2019, however, our board approved the payment of a salary of US$1.0 million per annum to him. Mr. Yahui Zhou recused himself from the board’s decision on the issue. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. We have no service contracts with any of our directors providing for benefits upon termination of employment.

Share Incentive Plan

We maintain a share incentive plan in order to attract, motivate, retain and reward talent, provide additional incentives to our officers, employees, directors and other eligible persons, and promote the success of our business and the interests of our shareholders.

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

Under this Plan, up to a maximum of 20,000,000 ordinary shares are available for Awards, corresponding to 10,000,000 ADSs. Each vested RSU (as reported) entitles the participant of the Plan to receive 1 ADS, subject to adjustments for dividend payments. Each vested option entitles the participant of the Plan to purchase 1 ADS at a defined price. As of December 31, 2020, 4,768,050 RSUs and Options to purchase 150,000 ADSs have been granted, net of forfeitures.

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

Vesting Schedule and Other Restrictions. The plan administrator has discretion in making adjustments in the individual vesting schedules and other restrictions applicable to the Awards granted under the Plan. The default vesting period is four years, where 20% vests on January 1 of each of the first and second year, and 30% vests on January 1 of each of the third and fourth year. So long as Mr. Yahui Zhou is a member of the Board, he has authority to cancel equity instruments for any participant of this Plan that are scheduled to vest in the current vesting period, based solely on his assessment that such participant’s professional performance has not been in line with the Company’s expectations. The vesting period is set forth in each Award agreement.

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

Name	Type of Awards Granted	Ordinary Shares Underlying Outstanding Awards Granted	Price (US$/Share)	Date of Grant	Date of Expiration
Yahui Zhou	-	-	-	-	-
Hongyi Zhou	-	-	-	-	-
Xiaoling Qian	-	-	-	-	-
Trond Riiber Knudsen	-	-	-	-	-
Lori Wheeler Næss	-	-	-	-	-
James Liu	-	-	-	-	-
Frode Jacobsen	*	*	*	April 2017, February 2021	November 2021, January 2027
Lin Song	*	*	*	April 2017, December 2019	November 2021, January 2026

*	The outstanding awards held by each of these directors and executive officers represent less than 1% of our total outstanding shares.

C.	Board Practices

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

Audit Committee. Our audit committee consists of Lori Wheeler Næss, Trond Riiber Knudsen and James Liu, and is chaired by Lori Wheeler Næss. Each of them satisfies the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market and meet the independence standards under Rule 10A-3 under the Exchange Act. Our board of directors has also determined that Lori Wheeler Næss qualifies as an “audit committee financial expert” within the meaning of the SEC rules and possesses financial sophistication within the meaning of the Listing Rules of the Nasdaq Stock Market. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

●	reviewing and approving all transactions with the Company’s related parties;

●	selecting our independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by our independent registered public accounting firm;

●

reviewing with our independent registered public accounting firm any audit problems or difficulties and management’s response and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K;

●	discussing the annual audited financial statements with management and our independent registered public accounting firm;

●	periodically reviewing and reassessing the adequacy of our audit committee charter;

●	meeting periodically with the management and our internal auditor and our independent registered public accounting firm;

●	reporting regularly to the full board of directors;

●	reviewing the adequacy and effectiveness of our accounting and integral control policies and procedures and any steps taken to monitor and control major financial risk exposure; and

●	such other matters that are specifically delegated to our audit committee by our board of directors from time to time.

Compensation Committee. Our compensation committee consists of Trond Riiber Knudsen, Hongyi Zhou and James Liu, and is chaired by Trond Riiber Knudsen. Trond Riiber Knudsen and James Liu satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market. As a controlled company and foreign private issuer, we have elected to not have our compensation committee consist of entirely independent directors. Our compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated upon. The compensation committee is responsible for, among other things:

●	reviewing and approving to the board with respect to the total compensation package for our chief executive officer;

●	reviewing the total compensation package for our employees and recommending any proposed changes to our management;

●	reviewing and recommending to the board with respect to the compensation of our directors;

●	reviewing annually and administering all long-term incentive compensation or equity plans;

●	selecting and receiving advice from compensation consultants, legal counsel or other advisors after taking into consideration all factors relevant to that person’s independence from management; and

●	programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Corporate Governance and Nominating Committee. Our corporate governance and nominating committee consists of Lori Wheeler Næss, Trond Riiber Knudsen and James Liu, and is chaired by James Liu. Each of them satisfies the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market. The corporate governance and nominating committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board of directors and its committees. The corporate governance and nominating committee is responsible for, among other things:

●	identifying and recommending nominees for election or re-election to our board of directors or for appointment to fill any vacancy;

●	reviewing annually with our board of directors its current composition in light of the characteristics of independence, age, skills, experience and availability of service to us;

●

advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to our board of directors on all matters of corporate governance and on any corrective action to be taken; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

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

The functions and powers of our board of directors include, among others:

●	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

●	declaring dividends and distributions;

●	appointing officers and determining the term of office of officers;

●	exercising the borrowing powers of our company and mortgaging the property of our company; and

●	approving the transfer of shares of our company, including the registering of such shares in our share register.

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

We had 819 and 577 full-time employees as of December 31, 2019 and 2020, respectively, with the decline primarily explained by the divestment of our former microlending business and termination of investee services. As of December 31, 2020, 75.5% of our full-time employees served research and development roles. The following table sets forth the number of employees in each functional area as of the date indicated.

	As of December 31, 2020
Area	R&D	Other	Total
Browser	310	30	340
Fintech	79	5	84
AdTech	33	3	36
Sales & Commercial	0	21	21
Hosting & Infrastructure	14	4	18
Corporate	0	78	78
Total	436	141	577

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

The calculations in the table below are based on 230,291,732 ordinary shares issued and outstanding as of the date of this annual report, equivalent to 115,145,866 ADSs in Opera Limited.

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

Directors and Executive Officers: (1)	Ordinary Shares Beneficially Owned	Percentage of Total Voting Power held (%†)
Yahui Zhou (2)	145,166,666	63.04%
Hongyi Zhou (3)	46,750,000	20.30%
Xiaoling Qian	*	*
Lori Wheeler Næss	*	*
Trond Riiber Knudsen	*	*
James Liu	*	*
Frode Jacobsen	*	*
Lin Song	*	*
All directors and executive officers as a group

Principal Shareholders:
Kunlun Tech Limited (4)	125,666,666	54.57%
Keeneyes Future Holding Inc. (5)	19,500,000	8.47%
Qifei International Development Co., Ltd (6)	46,750,000	20.30%

*	Less than 1% of our total outstanding shares.

†

For each person and group included in this column, percentage ownership is calculated by dividing the number of ordinary shares beneficially owned by such person or group, including shares that such person or group has the right to acquire within 6 days after the date of this annual report, by the sum of (i) 230,291,732 which is the total number of ordinary shares outstanding as of the date of this annual report, and (ii) the number of ordinary shares that such person or group has the right to acquire beneficial ownership within 60 days after the date of this annual report. The ordinary shares outstanding as of the date of this annual report excludes shares on deposit with our depositary bank but for which the corresponding ADSs are held by Opera as a result of, for example, Opera’s share repurchase program (see Item 16E of this report).

(1)	Unless otherwise indicated, the business address of our directors and executive officers is Vitaminveien 4, 0485 Oslo, Norway.

(2)

Represents (i) 125,666,666 ordinary shares held by Kunlun Tech Limited, a limited liability company incorporated in Hong Kong, which is wholly owned by Beijing Kunlun Tech Co., Ltd., a company in which Yahui Zhou owns 21.22% of the equity interests, and (ii) 19,500,000 ordinary shares held by Keeneyes Future Holding Inc., an exempted company established in the Cayman Islands, which is wholly owned by Yahui Zhou.

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

(4)

Represents 125,666,666 ordinary shares held by Kunlun Tech Limited, a limited liability company incorporated in Hong Kong. Kunlun Tech Limited is wholly owned by Beijing Kunlun Tech Co., Ltd., a company in which Yahui Zhou owns 21.22% of the equity interest. The registered address of Kunlun Tech Limited is Flat/Rm 1903, 19/F, Lee Garden One, 33 Hysan Avenue, Causeway Bay, Hong Kong.

(5)

Represents 19,500,000 ordinary shares held by Keeneyes Future Holding Inc., an exempted company established in the Cayman Islands. Keeneyes Future Holding Inc. is wholly owned by Yahui Zhou. The registered address of Keeneyes Future Holding Inc., is P.O. Box 2075, George Town, Grand Cayman, KY1-1105, Cayman Islands.

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

As of the date of this annual report, we had no ordinary shares outstanding that were held by a record holder in the United States. None of our shareholders has informed us that it is affiliated with a registered broker-dealer or is in the business of underwriting securities. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.	Related Party Transactions

Transactions with Certain Shareholders

We leased office facilities from one of our shareholders, Beijing Kunlun Tech, in Beijing, China.

We also received professional services from Kunlun associates consisting of development and key management personnel services, and we have been invoiced by Kunlun based on time used.

Kunlun associates Kunlun Group Limited and Xinyu Kunnuo Investment Management Co. Ltd. provide us with investment management services related to managing the investment of a portion of our cash reserves in tradable securities and other investment products.

Transactions with Other Related Parties

Nanobank

On August 19, 2020, we contributed TenSpot Pesa Limited, a wholly owned subsidiary at the time, to a subsidiary of NanoCred Cayman Company Limited (“Nanobank”) in exchange for the Group obtaining an ownership interest of 42% in Nanobank. The business of TenSpot Pesa Limited and its subsidiaries represented the entirety of the Group’s fintech operating segment at the time, comprising apps in emerging markets that offered instant microloans to approved borrowers. Prior to this transaction, Nanobank was operating in the same industry, but in different geographies than the microlending business of Opera. By combining the microlending businesses, Nanobank became one of the largest emerging markets dedicated fintech companies in the world, with a presence in Indonesia, India, Mexico and Kenya. The combined registered user base is approximately 50 million people.

As a result of the transaction, we recognized a gain of US$151.4 million, being the difference between the fair value of the 42% ownership interest obtained in Nanobank and the carrying amount of the net assets contributed. Additional information about transactions with related parties, associates and joint ventures is included in Notes 13 and 26 to our consolidated financial statements.

Ying Liang / Mobimagic:

We have received services from Mobimagic Digital Technology Ltd (formerly known as 360 Mobile Security) related to distribution and promotion of our products worldwide. Mobimagic Digital Technology Ltd was initially a subsidiary of the Qihoo 360 group, later invested into by other investors, including Mr. Yahui Zhou. The Qihoo 360 group and Mr. Yahui Zhou were also two of the original shareholders of Opera Limited. Both Opera and Mobimagic Digital Technology Ltd have a need to promote their apps through mobile advertising on third party advertising inventory. As the two companies have operated under overlapping control, it was decided to take advantage of the combined volume of advertising to be procured in order to achieve the most attractive pricing from third parties; hence the partnership. As of December 31, 2020, we had provided prepayments to Mobimagic Digital Technology Ltd for distribution and promotion services as part of an agreement where Mobimagic Digital Technology Ltd had accepted financial risk related to the retention of acquired new users. The prepayments had a carrying amount of US$3.8 million as of December 31, 2020, compared to US$15.5 million as of December 31, 2019, while the carrying amount had reached US$ nil as of the date of this report.

On November 11, 2020, the Opera and Mobimagic Digital Technology Ltd partnership agreement was amended such that the latter party assigned the rights and obligations of the existing agreement to Ying Liang Limited. In 2020, Opera purchased marketing and distribution-related services from Ying Liang Limited for US$3.7 million.

OPay:

OPay Limited, or OPay, is our equity investee, in which we have 13.1% of ownership interest and our chairman and chief executive officer, Mr. Yahui Zhou has control or significant influence. OPay is an online payment service provider targeting African users. On March 3, 2020, we entered into an agreement with OPay Digital Services Limited, a subsidiary of OPay Limited, for the sale of 100% of the shares in Neofin Malelane (PTY) Ltd., a subsidiary of the Group, in exchange for US$0.1 million. Moreover, on March 17, 2020, the Group entered into an agreement with the same entity in the OPay group for the sale of 100% of the shares in the Group's subsidiary Blue Ridge Microfinance Bank Ltd. in exchange for a consideration of US$5.0 million. We recognized a gain of US$5.3 million in the Statement of Operations for 2020 as a result of the loss of control over Neofin Malelane (PTY) Ltd and Blue Ridge Microfinance Bank.

On May 19, 2020, we provided a loan of KES 200 million, equivalent to US$1.9 million, to OStream Credit Limited, a subsidiary of Opay Limited. The loan was provided with a simple interest of 8% per annum. The loan was repaid on October 19, 2020. In 2020, we recognized interest income of US$62 thousand from the loan.

We also provide professional services to OPay consisting of development and key management personnel services, and we have invoiced OPay based on time used.

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

In January 2020, we and certain of our directors and officers were named as defendants in a putative class action filed in the United States District Court for the Southern District of New York: Brown v. Opera Limited. et al., Case No. 20-cv-674 (S.D.N.Y.). The complaint, as amended, alleged that the Company had made certain material misstatements and/or omissions in violation of US securities laws. The Company announced its decision to vigorously defend itself from these allegations and moved to dismiss the complaint. On March 13, 2021, the court granted the Company’s motion to dismiss, dismissing all of the claims on multiple grounds. The plaintiffs in the action determined to forgo their right to file a further amended complaint and instead stipulated to dismissal of the litigation. The case was dismissed with prejudice in an order entered on April 22, 2021.

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

We are an exempted holding company incorporated in the Cayman Islands. For our cash requirements, including any payment of dividends to our shareholders, we may rely on our substantial cash position as further described in Part II, Item 14 of this annual report. We may further rely upon payments from our operating entities. We may rely on a combination of dividend payments from our subsidiaries in markets we operate such as Norway. Regulations in Norway where we utilize dividend payments may restrict the ability of our subsidiaries to pay dividends to us.

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

The ADS is a financial instrument with shares in Opera Limited, an exempted company incorporated under the laws of the Cayman Islands with limited liability, as the underlying object. For Norwegian tax purposes, the ADSs will not be covered by the participation exemption since the underlying object is an entity in a low tax jurisdiction outside the EU/EEA. For limited liability companies (and certain similar entities) resident in Norway for tax purposes, dividends from the ADSs will be considered as taxable income. Gains on realization (including sales) of the ADSs will also be considered as taxable income for limited liability companies (and certain similar entities) resident in Norway for tax purposes. The tax rate for 2020 for limited liability companies (and certain similar entities) is 22% and will be 22% for 2021.

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

This discussion applies only to a United States Holder (as defined below) that holds our ADSs or ordinary shares as capital assets for United States federal income tax purposes (generally, property held for investment). The discussion neither addresses the tax consequences to any particular investor nor describes all of the tax consequences applicable to persons in special tax situations, such as:

•	banks and certain other financial institutions;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

•	brokers or dealers in stocks and securities, or currencies;

•	persons that use or are required to use a mark-to-market method of accounting;

•	certain former citizens or residents of the United States subject to Section 877 of the Code;

•	entities subject to the United States anti-inversion rules;

•	tax-exempt organizations and entities;

•	persons subject to the alternative minimum tax provisions of the Code;

•	persons whose functional currency is other than the United States dollar;

•	persons holding ADSs or ordinary shares as part of a straddle, hedging, conversion or integrated transaction;

•	persons that actually or constructively own ADSs or ordinary shares representing 10% or more of our total voting power or value;

•	persons who acquired ADSs or ordinary shares pursuant to the exercise of an employee equity grant or otherwise as compensation;

•	partnerships or other pass-through entities, or persons holding ADSs or ordinary shares through such entities;

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

Except as specifically described below, this discussion does not address any tax consequences or reporting obligations that may be applicable to persons holding our ADSs or ordinary shares through a bank, financial institution or other entity, or a branch thereof, located, organized or resident outside the United States, and does not describe any tax consequences arising in respect of the Foreign Account Tax Compliance Act, or FATCA regime.

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

For purposes of the discussion below, a “United States Holder” is a beneficial owner of our ADSs or ordinary shares that is, for United States federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to United States federal income taxation regardless of its source; or

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

Dividends and Other Distributions on our ADSs or Ordinary Shares

Subject to the passive foreign investment company rules discussed below, the gross amount of any distribution that we make to you with respect to our ADSs or ordinary shares (including any amounts withheld to reflect withholding taxes) will be taxable as a dividend, to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Such income (including any withheld taxes) will be includable in your gross income on the day actually or constructively received by you, if you own our ordinary shares, or by the depositary, if you own our ADSs.

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

Under a published IRS Notice, common or ordinary shares, or American depositary shares representing such shares (such as our ADSs), are considered to be readily tradable on an established securities market in the United States if they are listed on the Nasdaq Global Select Market, as our ADSs are (but not our ordinary shares). Based on existing guidance, it is unclear whether the ordinary shares will be considered to be readily tradable on an established securities market in the United States, because only our ADSs, and not the underlying ordinary shares, are listed on a securities market in the United States. We believe, but we cannot assure you, that dividends we pay on the ordinary shares that are represented by our ADSs, but not on the ordinary shares that are not so represented, will, subject to applicable limitations, be eligible for the reduced rates of taxation.

Even if dividends would be treated as paid by a qualified foreign corporation, a non-corporate United States Holder will not be eligible for reduced rates of taxation if it does not hold our ADSs or ordinary shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date (disregarding certain periods of ownership while the United States Holder’s risk of loss is diminished) or if such United States Holder elects to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code. In addition, the rate reduction will not apply to dividends of a qualified foreign corporation if the non-corporate United States Holder receiving the dividend is obligated to make related payments with respect to positions in substantially similar or related property.

You should consult your tax advisors regarding the availability of the lower tax rates applicable to qualified dividend income for any dividends that we pay with respect to our ADSs or ordinary shares, as well as the effect of any change in applicable law after the date of this annual report.

Any non-United States withholding taxes imposed on dividends paid to you with respect to our ADSs or ordinary shares generally will be treated as foreign taxes eligible for deduction or credit against your United States federal income tax liability, subject to the various limitations and disallowance rules that apply to foreign tax credits generally (including that the election to deduct or credit foreign taxes applies to all of your other applicable foreign taxes for a particular tax year). For purposes of calculating the foreign tax credit limitation, dividends paid to you with respect to our ADSs or ordinary shares will be treated as income from sources outside the United States and generally will constitute passive category income, or in certain cases, general category income. The rules relating to the determination of the foreign tax credit are complex, and you should consult your tax advisors regarding the availability of a foreign tax credit in your particular circumstances.

Disposition of our ADSs or Ordinary Shares

You will recognize gain or loss on a sale or exchange of our ADSs or ordinary shares in an amount equal to the difference between the amount realized on the sale or exchange and your tax basis in our ADSs or ordinary shares. Subject to the discussion under “—Passive Foreign Investment Company” below, such gain or loss generally will be capital gain or loss. Capital gains of a non-corporate United States Holder, including an individual that has held our ADSs or ordinary shares for more than one year currently are eligible for reduced tax rates. The deductibility of capital losses is subject to limitations.

Any gain or loss that you recognize on a disposition of our ADSs or ordinary shares generally will be treated as United States-source income or loss for foreign tax credit limitation purposes. You should consult your tax advisors regarding the proper treatment of gain or loss, as well as the availability of a foreign tax credit, in your particular circumstances.

Passive Foreign Investment Company

Based on the market price of our ADSs, the value of our assets and the nature and composition of our income and assets, we do not believe that we were a passive foreign investment company, or PFIC, for United States federal income tax purposes for our taxable year ended December 31, 2020, although there can be no assurances in this regard. The determination of PFIC status is based on an annual determination that cannot be made until the close of a taxable year, involves extensive factual investigation, including ascertaining the fair market value of all of our assets on a quarterly basis and the character of each item of income that we earn, and is subject to uncertainty in several respects. Moreover, we cannot assure you that the United States Internal Revenue Service, or the IRS, will agree with any position that we take. Accordingly, there can be no assurance that we will not be treated as a PFIC for any taxable year or that the IRS will not take a contrary position to any determination we make.

We will be treated as a PFIC for United States federal income tax purposes for any taxable year if, applying applicable look-through rules, either:

•	at least 75% of our gross income for such year is passive income; or

•	at least 50% of the value of our assets (generally determined based on a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income.

For this purpose, passive income generally includes dividends, interest, royalties and rents (other than certain royalties and rents derived in the active conduct of a trade or business and not derived from a related person). We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% by value of the stock. Although the law in this regard is unclear, we treat our VIEs as being owned by us for United States federal income tax purposes, because we exercise effective control over the operation of such entities and because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated IFRS financial statements. If it were determined, however, that we are not the owner of our VIEs for United States federal income tax purposes, the nature and composition of our income and assets would change and we may be more likely to be treated as a PFIC for the current or one or more future taxable years.

Changes in the nature or composition of our income or assets, including as a result of our investment in new businesses, products, services and technologies (including our European fintech business and our interest in Nanobank), may cause us to be or become a PFIC. The determination of whether we will be a PFIC for any taxable year may depend in part upon the value of our goodwill and other unrecorded intangibles not reflected on our balance sheet (which may depend upon the market value of our ADSs or ordinary shares from time to time, which may be volatile) and also may be affected by how, and how quickly, we spend our liquid assets and the cash we generate from our operations and raise in any offering. In estimating the value of our goodwill and other unrecorded intangibles, we have taken into account our market capitalization. Among other matters, if our market capitalization declines, we may be or become a PFIC for the current or future taxable years because our liquid assets and cash (which are for this purpose considered assets that produce passive income) may then represent a greater percentage of the value of our overall assets. Further, while we believe our classification methodology and valuation approach are reasonable, it is possible that the IRS may challenge our classification or valuation of our goodwill and other unrecorded intangibles, which may result in our being or becoming a PFIC for our taxable year ended December 31, 2020, the current taxable year or one or more future taxable years.

If we are a PFIC for any taxable year during your holding period for our ADSs or ordinary shares, we will continue to be treated as a PFIC with respect to you for all succeeding years during which you hold our ADSs or ordinary shares, unless we were to cease to be a PFIC and you make a “deemed sale” election with respect to our ADSs or ordinary shares. If such election is made, you will be deemed to have sold the ADSs or ordinary shares you hold at their fair market value and any gain from such deemed sale would be subject to the rules described in the following two paragraphs. After the deemed sale election, so long as we do not become a PFIC in a subsequent taxable year, such ADSs or ordinary shares with respect to which such election was made will not be treated as shares in a PFIC and, as a result, you will not be subject to the rules described below with respect to any “excess distribution” you receive from us or any gain from a sale or other taxable disposition of our ADSs or ordinary shares. You are strongly urged to consult your tax advisors as to the possibility and consequences of making a deemed sale election if we are and then cease to be a PFIC and such an election becomes available to you.

If we are a PFIC for any taxable year during your holding period for our ADSs or ordinary shares, then, unless you make a “mark-to-market” election (as discussed below), you generally will be subject to special and adverse tax rules with respect to any “excess distribution” that you receive from us and any gain that you recognize from a sale or other disposition, including a pledge, of the ADSs or ordinary shares. For this purpose, distributions that you receive in a taxable year that are greater than 125% of the average annual distributions that you received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as an excess distribution. Under these rules:

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

If we are a PFIC for any taxable year during your holding period for our ADSs or ordinary shares and any of our non-United States subsidiaries that are corporations (or other corporations in which we directly or indirectly own equity interests) is also a PFIC, you would be treated as owning a proportionate amount (by value) of the shares of each such non-United States corporation classified as a PFIC (each such corporation, a lower tier PFIC) for purposes of the application of these rules. You should consult your tax advisors regarding the application of the PFIC rules to any of our lower tier PFICs.

If we are a PFIC for any taxable year during your holding period for our ADSs or ordinary shares, then in lieu of being subject to the tax and interest-charge rules discussed above, you may make an election to include gain on our ADSs or ordinary shares as ordinary income under a mark-to-market method, provided that such ADSs or ordinary shares constitute “marketable stock.” Marketable stock is stock that is regularly traded on a qualified exchange or other market, as defined in applicable Treasury regulations. Our ADSs, but not our ordinary shares, are listed on the Nasdaq Global Select Market, which is a qualified exchange or other market for these purposes. Consequently, as long as our ADSs remain listed on the Nasdaq Global Select Market and are regularly traded, and you are a holder of such ADSs, we expect that the mark-to-market election would be available to you if we were a PFIC, but no assurances are given in this regard.

Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, if we were a PFIC for any taxable year, a United States Holder that makes a mark-to-market election with respect to our ADSs or ordinary shares may continue to be subject to the tax and interest charges under the general PFIC rules with respect to such United States Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for United States federal income tax purposes.

In certain circumstances, a United States Holder of shares in a PFIC may avoid the adverse tax and interest-charge regime described above by making a “qualified electing fund” election to include in income its share of the corporation’s income on a current basis. However, you may make a qualified electing fund election with respect to our ADSs or ordinary shares only if we agree to furnish you annually with a PFIC annual information statement as specified in the applicable Treasury regulations. We currently do not intend to prepare or provide the information that would enable you to make a qualified electing fund election.

A United States Holder that holds our ADSs or ordinary shares in any year in which we are a PFIC will be required to file an annual report containing such information as the United States Treasury Department may require. You should consult your tax advisors regarding the application of the PFIC rules to your ownership and disposition of our ADSs or ordinary shares and the availability, application and consequences of the elections discussed above.

Information Reporting and Backup Withholding

Information reporting to the IRS and backup withholding generally will apply to dividends in respect of our ADSs or ordinary shares, and the proceeds from the sale or exchange of our ADSs or ordinary shares, that are paid to you within the United States (and in certain cases, outside the United States), unless you furnish a correct taxpayer identification number and make any other required certification, generally on IRS Form W-9, or you otherwise establish an exemption from information reporting and backup withholding. Backup withholding is not an additional tax. Amounts withheld as backup withholding generally are allowed as a credit against your United States federal income tax liability, and you may be entitled to obtain a refund of any excess amounts withheld under the backup withholding rules if you file an appropriate claim for refund with the IRS and furnish any required information in a timely manner. United States Holders should consult their tax advisors regarding the application of the information reporting and backup withholding rules.

Information with Respect to Foreign Financial Assets

United States Holders who are individuals (and certain entities closely held by individuals) generally will be required to report our name, address and such information relating to an interest in our ADSs or ordinary shares as is necessary to identify the class or issue of which our ADSs or ordinary shares are a part. These requirements are subject to exceptions, including an exception for ADSs or ordinary shares held in accounts maintained by certain financial institutions and an exception applicable if the aggregate value of all “specified foreign financial assets” (as defined in the Code) does not exceed US$50,000.

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

Our exposure to interest risk is limited because financial liabilities have fixed interest rates and future interest payments on these will thus not fluctuate. We expect to settle all financial liabilities at maturity, meaning changes in market interest rates will only impact their fair value temporarily. Financial assets are not interest-bearing, except for deposits with banks.

Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. Our exposure to the risk of changes in foreign exchange rates relates primarily to our consolidated results being presented in U.S. Dollar, while our revenues are generated in nearly all global currencies, though often converted to USD or EUR before being paid to us from our partners. We incur operating expenses in various currencies, including the Norwegian krone, Chinese renminbi, Polish zloty, Swedish krona, Indian rupee, Kenyan shilling, Nigerian naira, Great British Pounds and the Euro. Additionally, we are exposed to foreign currency risk due to monetary items recognized on the balance sheet being denominated in currencies other than the functional currency, which for most of our entities is the U.S. Dollar. We are closely monitoring our exposure to foreign currency risk and seek to minimize our exposure to such risk. Our exposure to foreign currency risk related to cash on hand is limited.

Equity price risk

While we did not hold any investment in listed equity instruments as of December 31, 2020, we held such investments throughout 2020. Investments in listed equity instruments exposed us to equity price risk. Specifically, such holdings were susceptible to market price risk arising from uncertainties about future values of such securities.

Our investment activity in listed equity instruments is managed by Kunlun Group Limited, a related party of the Company, and is overseen by our CEO. The investment activity, including risk management, is subject to set requirements for performance monitoring, risk tolerance, investment strategies and diversification. Under our applicable policies, the total capital allocated to investments in listed equity instruments is limited up to US$70 million. During 2020, we invested in shares listed on stock exchanges in mainland China, Hong Kong and the United States. The majority of the investments were in companies in the tech and electronics industries. We also wrote call options on listed equity instruments to a limited extent, resulting in a gain of US$0.1 million in 2020. The written call options, representing a financial liability for us, had a fair value of US$0.7 million as of December 31, 2020. The written call options exposed us to equity price risk due to the counterparties' rights to buy the underlying listed equity instrument from us for a fixed price. This specific risk was managed by us only writing call options with relative short durations, by limiting the number of contracts entered into, and by preparing to purchase the underlying shares in the event of certain levels of adverse price movements. While we did not enter into short positions during 2020, the investment policies allow such positions to be entered into.

The net gain from investments in publicly traded securities in 2020 was US$13.0 million, compared to a net gain of US$8.5 million in 2019.

Liquidity risk

Liquidity risk is the risk that we will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset. Our exposure to liquidity risk is limited given our significant cash position and low debt-to-equity ratio as of December 31, 2020. See Note 20 to our consolidated financial statements included elsewhere in this annual report for an overview of maturity profile on our financial liabilities.

Credit risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss for us.

We are exposed to credit risk from our operating activities, primarily trade receivables and from our cash management activities, including deposits with banks and financial institutions, and other receivables, such as loans to associates and joint ventures (details in Note 26 to our consolidated financial statements included elsewhere in this annual report). Our revenue comes mainly from sales where settlement in cash generally takes place within 30-90 days of the invoice being issued, which is concurrently when we have an unconditional right to consideration. For some specific revenue streams, including those relating to OPay, settlement is agreed to exceed 90 days. Details of outstanding trade receivable are disclosed in Note 14 to our consolidated financial statements included elsewhere in this annual report. The maximum exposure to credit risk at the end of the reporting period is the carrying amount of each class of financial assets.

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

The following “Use of Proceeds” information relates to the registration statement on Form F-3 (File No. 333-233691), as amended, including the prospectus contained therein, which registered 15,000,000 ordinary shares represented by ADSs and was declared effective by the SEC on September 16, 2019, for our follow-on offering, which closed in September 24, 2019, and the underwriters’ exercise of their option to purchase from us an additional 1,125,000 ADSs representing 2,250,000 ordinary shares, or the optional offering, which closed on October 16, 2019, at an offering price of US$10.00 per ADS. China International Capital Corporation Hong Kong Securities Limited and Citigroup Global Markets were the representatives of the underwriters for both of our initial public offering and follow-on offering.

We received net proceeds of approximately US$82.6 million from our follow-on offering. We have used US$49.7 million of such proceeds in our share repurchase program that ended on January 17, 2021, while the remaining amount is currently held in cash and cash equivalents.

Other than salaries and bonuses paid to our officers, and annual board fees paid to our independent directors, none of the net proceeds from our follow-on offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates or others.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based upon that evaluation, our management has concluded that as a result of the material weakness in internal control over financial reporting described below, as of December 31, 2020, our disclosure controls and procedures were ultimately not effective.

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

Material weakness

As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our management has assessed the effectiveness of internal control over financial reporting based on the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has concluded that the company’s internal control over financial reporting as of December 31, 2020, was not effective due to the presence of control deficiencies.

A material weakness is a deficiency, or combination of deficiencies, in Internal Control over Financial Reporting, such that there is a reasonable possibility that a material misstatement of the Company's consolidated financial statements will not be prevented or detected on a timely basis. Management has identified the following control deficiencies that constitute a material weakness in our Internal Control over Financial Reporting as of December 31, 2020:

●

The Company did not design and maintain effective internal control over certain accounting transactions. Specifically, the Company has not performed an appropriate risk assessment, designed and implemented appropriate controls including the monitoring of the effectiveness of those controls to ensure that accounting transactions are sufficiently analyzed and assessed against the requirements and to analyze complex accounting matters, including the timely preparation and review of contemporaneous documentation. While the Company has hired qualified accounting personnel, there continued to be insufficient capacity to appropriately identify and implement robust controls prior December 31, 2020.

This material weakness resulted in a material misstatement caused by insufficient review of valuation models used to determine the fair value of preferred shares in associates, which impacted the carrying amount of investments in associates and joint ventures and the change in fair value of preferred shares in associates. This misstatement was corrected prior to the issuance of the financial statements.

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

Remediation plan

Our management is actively undertaking remediation efforts to address the material weaknesses identified above through the following actions:

●

While we have made significant improvements in the risk assessment, design and implementation of appropriate controls, including having hired an additional employee with relevant experience in the design, implementation and testing of internal controls, we plan to continue on improving our framework for internal controls to ensure that all risks are properly identified in a timely manner and that controls are effectively designed, implemented and monitored.

●

We will continue to develop and maintain policies outlining the roles and responsibilities of our various finance and control functions across our group, as well as the lines of reporting and responsibilities of local resources, and we will continue to refine this policy as it is implemented across our businesses and new initiatives.

●

We are evaluating the needs of our various finance and control functions, both at group headquarters as well as in certain local markets, and intend to hire additional resources or engage external support as needed.

●	We will continue to improve the timeliness of the financial reporting process, including a more timely preparation of accounting assumptions and accounting analysis.

These remediation measures may be time consuming, costly and might place significant demands on our financial and operational resources. Further, we may not be able to complete them by the end of 2021. However, once completed, management believes the remediation plan will effectively resolve the deficiencies constituting the material weaknesses. As the remediation plan is implemented, management may take additional measures or modify the plan described above.

Attestation Report of the Registered Public Accounting Firm

This annual report on Form 20-F does not include an attestation report on internal control over financial reporting of the company’s registered public accounting firm due to a transition period established by rules of the SEC for emerging growth companies.

Changes in Internal Controls

Management has evaluated, with the participation of our chief executive officer and chief financial officer, whether any changes in our internal control over financial reporting that occurred during our last fiscal year have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Since the material weakness disclosed above also was identified when preparing the consolidated financial statements for 2019, management has concluded that while we are making progress on the matter, we cannot at this stage conclude that our internal control over financial reporting has sufficiently improved during the period covered by this annual report on Form 20-F. However, as a result of the Company contributing its microlending business to Nanobank on August 19, 2020 resulting in the loss of control over subsidiaries engaged in that business, the material weakness specifically related to the discontinued microlending business, as disclosed in the annual report for 2019 on Form 20-F, is no longer present.

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

	For the Year Ended December 31,
	2019	2020
	(US$ in thousands)
Audit fees (1)	1,970	2,986
Audit-related fees (2)	53	501
Tax fees (3)	44	21
All other fees	-	-

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

On January 17, 2020, we announced that our board of directors had approved a share repurchase program, which authorized us to execute the repurchase of up to US$50.0 million by January 17, 2021, in any form that management may deem appropriate. On January 17, 2021, the share repurchase program expired and was terminated. We purchased 5,976,455 ADSs under this program, at a total cost of US$49.7 million.

The following table provides information about the shares we repurchased each month under the program.

Period	(a) Total Number of ADSs Purchased	(b) Average Price Paid per ADS	(c) Total Number of ADSs Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Appropriate Dollar Value of ADSs that May Yet Be Purchased Under the Plans or Programs)
Jan 1 - Jan 31, 2020	0	0	0	$50,000,000
Feb 1 - Feb 29, 2020	110,664	7,97	110,664	$49,118,374
Mar 1 - Mar 31, 2020	662,822	6.93	773,486	$44,523,100
Apr 1 – Apr 30, 2020	0	0	773,486	$44,523,100
May 1 – May 31, 2020	0	0	773,486	$44,523,100
Jun 1 – Jun 30, 2020	1,696,846	7.63	2,470,332	$31,572,890
Jul 1 – Jul 31, 2020	962,712	9.57	3,433,044	$22,355,814
Aug 1 – Aug 31, 2020	610,559	8.61	4,043,603	$17,099,812
Sep 1 – Sep 30, 2020	923,947	8.51	4,967,550	$9,232,754
Oct 1 – Oct 31, 2020	32,513	8.96	5,000,063	$8,941,576
Nov 1 – Nov 30, 2020	418,466	8.93	5,418,529	$5,205,649
Dec 1 – Dec 31, 2020	474,610	8.75	5,893,130	$1,053,838
Jan 1 – Jan 31, 2021	83,316	8.96	5,976,455	0
Total	5,976,455	8.31	5,976,455	0

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

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

2.4	Description of the Rights of Securities Registered under Section 12 of the Securities Act as of December 31, 2019.
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

4.9

Amendment No. 4 to the Professional Service Agreement, dated April 1, 2019, by and between Opera Software AS (currently known as Opera Norway AS) and 360 Mobile Security Limited (currently known as Mobimagic Digital Technology Limited)

4.10

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

4.14	Service Agreement, dated April 1, 2019, by and between PC Financial Services Private Limited and Mobimagic Co., Ltd.
4.15	Software License Agreement, dated October 1, 2019, by and between Hong Kong Fintango Limited and PC Financial Services Private Limited.
4.16	Marketing and Advertising Services Agreement between Opera Norway AS and Mobimagic Digital Technology Limited, effective April 1, 2020
4.17	Addendum No. 1 to the Marketing and Advertising Services Agreement between Opera Norway AS and Mobimagic Digital Technology Limited, effective October 1, 2020, by and among Opera Norway AS, Ying Liang Limited, and Mobimagic Digital Technology Limited.
8.1*	Significant Subsidiaries and Consolidated Affiliated Entities of the Registrant
11.1

Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 from our registration statement on Form F-1 (File No. 333-226017) filed publicly with the SEC on June 29, 2018)

12.1*	Certification by the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of KPMG, Independent Registered Public Accounting Firm
101.INS**	XBRL Instance
101.SCH**	XBRL Taxonomy Extension Schema
101.CAL**	XBRL Taxonomy Extension Calculation
101.DEF**	XBRL Taxonomy Extension Definition
101.LAB**	XBRL Taxonomy Extension Labels
101.PRE**	XBRL Taxonomy Extension Presentation

*	Filed with this annual report on Form 20-F.

**	Furnished with this annual report on Form 20-F.

†	Confidential treatment has been granted with respect to portions of the exhibit that have been redacted pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Opera Limited

By:	/s/ Yahui Zhou
Name: Yahui Zhou Title: Chairman and Chief Executive Officer

Date: June 10, 2021

[Signature Page to 20-F]

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Opera Limited:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Opera Limited and subsidiaries (the Company) as of December 31, 2020 and 2019, and the related consolidated statements of operations, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2020, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Change in Accounting Principle

As discussed in Note 2 to the consolidated financial statements, the Company has changed its method of accounting for leases in 2019 due to the adoption IFRS 16 Leases.

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

Oslo, Norway

June 10, 2021

CONSOLIDATED STATEMENT OF OPERATIONS

		Year Ended December 31,
[US$ thousands, except per share and ADS amounts]	Notes	2018 (1)	2019 (1)	2020
Revenue	4	161,334	177,078	165,056
Other income	4	-	-	11,542

Operating expenses
Technology and platform fees	4	(3,644)	(796)	(3,315)
Content cost	4	(72)	(1,545)	(4,312)
Cost of inventory sold	4	-	(208)	(700)
Personnel expenses including share-based remuneration	5	(41,004)	(62,323)	(62,103)
Marketing and distribution expenses	4	(31,543)	(65,074)	(47,860)
Credit loss expense	4, 14	678	(577)	(1,849)
Credit loss expense related to divested joint venture	14	-	-	(10,476)
Depreciation and amortization	11, 12	(12,694)	(18,843)	(20,234)
Other expenses	6	(28,674)	(28,248)	(28,197)
Total operating expenses		(116,953)	(177,614)	(179,046)

Operating profit (loss)		44,381	(537)	(2,448)

Share of net income (loss) of associates and joint ventures	13	(3,248)	(3,818)	2,005
Change in fair value of preferred shares in associates	13, 16	-	37,900	24,000

Net finance income (expense)
Finance income	7	1,626	10,532	13,633
Finance expense	7	(1,694)	(655)	(516)
Net foreign exchange gain (loss)	7	(365)	(25)	833
Net finance income (expense)		(433)	9,851	13,950

Profit before income taxes		40,700	43,396	37,507
Income tax expense	8	(6,481)	(2,658)	(75)
Profit from continuing operations		34,219	40,739	37,432

Profit from discontinued operations	9	941	17,161	141,742

Net income		35,160	57,899	179,174

Net income attributable to:
Equity holders of the parent		35,160	57,899	179,174
Non-controlling interests		-	-	-
Total net income attributed		35,160	57,899	179,174

Profit per ordinary share from continuing operations
Basic, US$	10	0.17	0.18	0.16
Diluted, US$	10	0.16	0.18	0.16

Profit per ADS from continuing operations
Basic, US$	10	0.34	0.36	0.32
Diluted, US$	10	0.33	0.36	0.32

Net income per ordinary share
Basic, US$	10	0.17	0.26	0.76
Diluted, US$	10	0.17	0.25	0.75

Net income per ADS
Basic, US$	10	0.35	0.52	1.53
Diluted, US$	10	0.34	0.51	1.51

(1) Amounts in the comparative periods have been re-presented to account for the impact of discontinued operations and the reclassification of items classified as "cost of revenue" in the consolidated financial statements for the years ended December 31, 2018 and 2019. See Notes 2 and 9 for additional information.

The accompanying notes are an integral part of this financial statement.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

		Year Ended December 31,
[US$ thousands]	Notes	2018	2019	2020
Net income		35,160	57,899	179,174

Other comprehensive income that may be reclassified to the Statement of Operations in subsequent periods (net of tax)
Exchange differences on translation of foreign operations		(1,245)	(1,790)	42
Reclassification of exchange differences on loss of control	9	(138)	7	2,936
Share of other comprehensive income (loss) of associates and joint ventures	13	94	(41)	(935)
Net other comprehensive income (loss) that may be reclassified to the Statement of Operations in subsequent periods		(1,289)	(1,824)	2,043
Total comprehensive income		33,871	56,075	181,217

Total comprehensive income attributable to:
Equity holders of the parent		33,871	56,075	181,217
Non-controlling interests		-	-	-
Total comprehensive income attributed		33,871	56,075	181,217

The accompanying notes are an integral part of this financial statement.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

		As of December 31,
[US$ thousands]	Notes	2019	2020
ASSETS
Non-current assets
Furniture, fixtures and equipment	11	26,053	18,167
Intangible assets	12	110,807	111,954
Goodwill	12	421,578	424,961
Investments in associates and joint ventures	13, 16	76,300	364,946
Non-current financial assets	16	1,351	1,490
Deferred tax assets	8	6,204	4,383
Total non-current assets		642,293	925,901

Current assets
Trade receivables	14	49,371	28,809
Loans to customers		93,115	68
Other receivables	14	59,112	10,750
Prepayments	14	25,809	9,061
Inventories		7,752	-
Other current financial assets	16	1,535	856
Marketable securities	16, 23, 24	42,146	-
Cash and cash equivalents	15	139,487	134,168
Total cash, cash equivalents, and marketable securities		181,633	134,168
Total current assets		418,327	183,711
TOTAL ASSETS		1,060,620	1,109,612

EQUITY AND LIABILITIES
Equity
Share capital	10	24	24
Other paid in capital		814,177	765,129
Retained earnings		99,513	283,334
Foreign currency translation reserve		(1,508)	408
Equity attributed to equity holders of the parent		912,206	1,048,895
Non-controlling interests		-	-
Total equity		912,206	1,048,895

Non-current liabilities
Non-current lease liabilities and other loans	17	9,181	3,584
Deferred tax liabilities	8	10,526	11,745
Other non-current liabilities		137	68
Total non-current liabilities		19,844	15,397

Current liabilities
Trade and other payables	18	57,125	25,454
Current lease liabilities and other loans	17	47,793	5,389
Income tax payable	8	7,803	1,094
Deferred revenue		708	345
Other current liabilities	19	15,142	13,040
Total current liabilities		128,570	45,320
Total liabilities		148,414	60,717
TOTAL EQUITY AND LIABILITIES		1,060,620	1,109,612

The accompanying notes are an integral part of this financial statement.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

for the year ended December 31, 2018
[US$ thousands]	Share capital (1)	Other paid in capital	Retained earnings	Foreign currency translation reserve	Total equity
As of December 31, 2017	19	576,512	5,366	1,605	583,503
Impact of implementing IFRS 9 and IFRS 15	-	-	(629)	-	(629)
As of January 1, 2018, restated	19	576,512	4,737	1,605	582,874
Net income	-	-	35,160	-	35,160
Other comprehensive income (loss)	-	-	-	(1,289)	(1,289)
Total comprehensive income	-	-	35,160	(1,289)	33,871
Business combination with entity under common control	-	-	(9,904)	-	(9,904)
Acquisition of treasury shares	-	(4,875)	-	-	(4,875)
Contribution of equity, net of transaction costs	3	167,053	-	-	167,056
Share-based remuneration expense (Note 5)	-	-	6,439	-	6,439
As of December 31, 2018	22	738,690	36,432	316	775,460

for the year ended December 31, 2019
[US$ thousands]	Share capital (1)	Other paid in capital	Retained earnings	Foreign currency translation reserve	Total equity
As of December 31, 2018	22	738,690	36,432	316	775,460
Impact of implementing IFRS 16	-	-	64	-	64
As of January 1, 2019, restated	22	738,690	36,496	316	775,524
Net income	-	-	57,899	-	57,899
Other comprehensive income (loss)	-	-	-	(1,824)	(1,824)
Total comprehensive income	-	-	57,899	(1,824)	56,075
Contribution of equity, net of transaction costs	2	81,267	-	-	81,269
Acquisition of treasury shares	-	(5,780)	-	-	(5,780)
Share-based remuneration expense (Note 5)	-	-	5,118	-	5,118
As of December 31, 2019	24	814,177	99,513	(1,508)	912,206

for the year ended December 31, 2020
[US$ thousands]	Share capital (1)	Other paid in capital	Retained earnings	Foreign currency translation reserve	Total equity
As of December 31, 2019	24	814,177	99,513	(1,508)	912,206
Net income	-	-	179,174	-	179,174
Other comprehensive income (loss)	-	-	-	2,043	2,043
Total comprehensive income	-	-	179,174	2,043	181,217
Reclassification of foreign currency translation reserve	-	-	126	(126)	-
Acquisition of treasury shares (Note 24)	-	(49,049)	-	-	(49,049)
Share-based remuneration expense (Note 5)	-	-	4,521	-	4,521
As of December 31, 2020	24	765,129	283,334	408	1,048,895

(1) Opera Limited, the Group's parent, was established in 2018. The amount of share capital in the prior period reflects the share capital of the parent at the time of incorporation.

The accompanying notes are an integral part of this financial statement.

CONSOLIDATED STATEMENT OF CASH FLOWS

		Year ended December 31,
[US$ thousands]	Notes	2018	2019	2020
Cash flows from operating activities
Profit before income taxes from continuing operations		40,700	43,396	37,507
Profit before income taxes from discontinued operations		941	20,105	139,792
Income taxes paid	8	(4,381)	(9,870)	(9,887)
Depreciation and amortization	11, 12	12,694	18,934	20,390
Share of net loss (income) of associates and joint ventures	13	3,248	3,818	(2,005)
Change in fair value of preferred shares in associates	13, 16	-	(37,900)	(24,000)
Share-based payment expense	5	6,439	5,118	4,521
Gain on disposal of emerging market fintech operations	9	-	-	(151,368)
Impact of divestment of joint venture	13	-	-	1,834
Net finance income (expense)	7	433	(8,756)	(11,980)
Change in inventories		-	(7,752)	7,752
Change in trade and other receivables	14	(6,543)	(14,206)	22,101
Change in loans to customers		(3,092)	(90,023)	75,064
Change in trade and other payables	18	(5,635)	39,168	(25,135)
Change in deferred revenue		460	(1,224)	(346)
Change in prepayments	14	(12,205)	(11,437)	12,032
Change in other liabilities		1,507	5,441	(1,482)
Other		(738)	724	(1,466)
Net cash flow from (used in) operating activities		33,828	(44,464)	93,324

Cash flows from investment activities
Purchase of intangibles assets	12	-	-	(2,286)
Proceeds from sales of equipment and intangible assets		-	6	-
Purchase of equipment	11	(2,616)	(8,868)	(2,484)
Settlement of earnout obligation		(600)	-	-
Receipt of contingent consideration		2,945	-	-
Acquisition of subsidiary, net of cash acquired	25	(7,901)	-	(4,882)
Cash transferred upon loss of control over emerging market fintech operations	9	-	-	(39,260)
Release of escrow account		2,508	-	1,000
Deposit of collateral for subsidiaries' loan facility		-	(52,878)	(1,000)
Disbursement of short-term loans		(2,400)	-	(6,332)
Repayment of short-term loans		-	-	6,332
Investment in, and loans to associates and joint ventures	13	(32,867)	(6,550)	(440)
Repayment of loans to associates and joint ventures		-	726	-
Net sale (purchase) of listed equity instruments	16, 24	(2,188)	(35,250)	58,535
Interest income received		-	-	326
Development expenditure	12	(4,132)	(4,173)	(6,553)
Net cash flow from (used in) investing activities		(47,250)	(106,987)	2,956

Cash flows from financing activities
Proceeds from issues of equity instruments		170,871	82,630	-
Transaction costs on issue of equity instruments		(2,992)	(1,364)	-
Acquisition of treasury shares	24	(4,875)	(5,780)	(49,049)
Proceeds from loans and borrowings		-	43,163	6,905
Interests on loans and borrowings		-	(1,184)	(1,752)
Repayment of loans and borrowings		(1,765)	(1,509)	(52,874)
Payment of lease liabilities	17	(2,293)	(2,755)	(4,202)
Net cash flow from (used in) financing activities		158,946	113,200	(100,972)

Net change in cash and cash equivalents		145,524	(38,248)	(4,692)

Cash and cash equivalents at beginning of period	15	33,207	177,873	139,487
Net foreign exchange difference		(857)	(137)	(627)
Cash and cash equivalents at end of period	15	177,873	139,487	134,168

The accompanying notes are an integral part of this financial statement.

NOTE 1.	CORPORATE INFORMATION

Opera Limited (the “Company” and “Parent”), with its office at Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands, is an exempted company under the laws of the Cayman Islands. The address of the principal executive office is Vitaminveien 4, 0485 Oslo, Norway. The Company is listed on Nasdaq under the ticker symbol OPRA.

Opera Limited and its subsidiaries (the “Group”) is a leading global internet brand with an engaged and growing user base. Building on over 20 years of innovation, starting with its browser products, the Group is increasingly leveraging its brand and user base in order to expand its offerings and its business. Today, the Group offers a range of products and services that include PC and mobile browsers as well as AI-powered news reader Opera News and fintech solutions. Information on the Group’s segments and structure is provided in Notes 4 and 25. Information on related parties of the Group is provided in Note 26.

The consolidated financial statements of the Group for the year ended December 31, 2020, were authorized for issue in accordance with a resolution of the directors on June 10, 2021.

NOTE 2.	SIGNIFICANT ACCOUNTING POLICIES

2.1 Basis of preparation

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The consolidated financial statements have been prepared on a historical cost basis, except for preferred shares in associates and listed equity instruments that have been measured at fair value. The consolidated financial statements are presented in U.S. Dollars (US$) and all values are rounded to the nearest thousand (US$000), except when otherwise indicated. Rounding differences may occur.

The consolidated financial statements provide comparative information in respect of the previous two periods, except for the Statement of Financial Position and related disclosures, which provide comparative information as of December 31, 2019. Certain amounts in the comparable years have been restated to conform to current year presentation. In 2020, the Group reclassified items of Technology and Platform Fees, Content Cost and Cost of Inventory Sold. These items were presented as cost of revenue in the consolidated financial statements for the year ended December 31, 2019. These reclassifications did not have any impact on the classification of assets and liabilities of the Group.

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

If the Group loses control over a subsidiary, it derecognizes the related assets (including goodwill), liabilities, non-controlling interest and other components of equity, while any resultant gain or loss is recognized in profit or loss. Any investment retained is recognized at fair value, including any retained interest in a former subsidiary comprising a business that is sold or contributed to an equity-accounted investee.

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

Investments in associates and joint ventures are accounted for using the equity method (equity-accounted investees) and are recognized initially at cost. On acquisition of an equity-accounted investee, the Group identifies and values assets and liabilities of the associate or joint venture, as if it had acquired a business. While these fair value adjustments are not recognized separately, the fair values identified form the basis for additional depreciation, amortization and similar adjustments that are reflected in the Group’s share of the results in subsequent years. Any excess between the cost of the investment and the Group's share of the net fair value of the investee's identifiable assets and liabilities, i.e., goodwill, is included in the carrying amount of the investment.

Upon loss of control of a subsidiary that constitutes a business with a retained interest that is an investment in an associate or joint venture, the retained interest is remeasured at its fair value and this fair value becomes the cost on initial recognition of the investment in the associate or joint venture.

The consolidated financial statements include the Group’s share of the net income or loss and other comprehensive income, after adjustments to align the accounting policies of the associates and joint ventures with those of the Group, from the date that significant influence or joint control commences until the date that significant influence or joint control ceases. Any change in other comprehensive income of those investees is presented as part of the Group’s other comprehensive income. Unrealized gains arising from transactions with equity-accounted investees are eliminated against the investment to the extent of the Group’s interest in the investee. However, in the acquisition of a business from an equity-accounted investee, Opera does not eliminate its share of gains or losses.

When the Group’s share of losses exceeds its interest in an equity-accounted investee, the carrying amount of that interest, including any long-term interests that in substance form part of its net investment, is reduced to zero, and the recognition of further losses is discontinued. However, additional losses are provided for, and a liability is recognized, to the extent that the Group has incurred legal or constructive obligations or has made payments on behalf of the investee.

After application of the equity method, the Group determines whether it is necessary to recognize an impairment loss on its investment in its associate or joint venture. At each reporting date, the Group determines whether there is objective evidence that the investment in the associate or joint venture is impaired. If there is such evidence, the Group calculates the amount of impairment as the difference between the recoverable amount of the associate or joint venture and its carrying value.

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

Residual values, useful lives and the depreciation method are reviewed at each financial year-end and adjusted prospectively, if appropriate.

At the end of each reporting period, furniture, fixtures and equipment are assessed for any indications of impairment. If there are indications implying that an asset may be impaired, the recoverable amount is estimated. See below for accounting policies for impairment of non-financial assets.

Intangible assets

Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination, which for the group includes customer relationships and trademark, is their fair value at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and accumulated impairment losses. Internally generated intangible assets, excluding capitalized development costs, are not capitalized and the related expenditure is recognized as an expense in the Statement of Operations in the period in which the expenditure is incurred.

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

For goodwill and other intangible assets that have an indefinite useful life and intangible assets that are not yet available for use, the recoverable amount is estimated at a minimum at each reporting date.

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

●	the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and
●	its ability to measure reliably the expenditure attributable to the intangible asset during its development.

The cost of developing new features, together with significant and pervasive improvements of core platform functionality, that meet the criteria above for development activities are capitalized as separate assets or as additions to existing assets and amortized on a straight-line basis, generally over a period of up to 3 years. Intangible assets classified as technology acquired in the acquisition of Opera Norway AS in 2016 are amortized over 5 years.

Expenditures related to product maintenance, such as “bug fixes”, updates needed to comply with changes in laws and regulations, or updates needed to keep pace with the latest trends, are expensed in the period they are incurred.

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

Leases

At the commencement date of the lease (i.e., the date the underlying asset is available for use), the Group recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include:

●	fixed payments (and payments that are fixed in substance) less any lease incentives;
●	variable lease payments that depend on an index or a rate;
●	amounts expected to be paid under residual value guarantees; and
●

the exercise price of any purchase option reasonably certain to be exercised by the Group, and payments of penalties for terminating a lease, if the lease term reflects the Group’s expectation of exercising the option to terminate.

Variable lease payments that do not depend on an index or a rate are recognized as an expense in the period when the event or condition that triggers the payment occurs.

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

The Group recognizes right-of-use assets at the commencement date of the lease. Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Unless the Group is reasonably certain to obtain ownership of the leased asset at the end of the lease term, the recognized right-of-use assets are depreciated on a straight-line basis over the shorter of its estimated useful life and the lease term. Right-of use assets are subject to impairment.

Lease payments on short-term leases of office properties and equipment, and leases of office equipment of low value are recognized as expenses on a straight-line basis over the lease term.

Prior to the implementation of IFRS 16 Leases as of January 1, 2019, the Group applied IAS 17 Leases. In accordance with IAS 17, a lease was classified at the inception date as a finance lease or an operating lease. A lease that transferred substantially all the risks and rewards incidental to ownership to the Group was classified as a finance lease. Additional details about the accounting policies applied prior to 2019 are provided below.

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

An operating lease was a lease other than a finance lease. Operating lease payments were recognized as operating expenses in the Statement of Operations on a straight-line basis over the lease term.

Financial assets

The Group has the following financial assets:

●	Loans and receivables: Trade receivables, other receivables, preferred shares and other current and non-current financial assets.
●	Equity instruments: Holdings of publicly traded securities.

Initial recognition and measurement

Financial assets are classified, at initial recognition, as subsequently measured at amortized cost, fair value through other comprehensive income, or fair value through profit or loss. The Group did not have financial assets measured at fair value through other comprehensive income.

The classification of debt instruments at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Group’s business model for managing them. Trade receivables that do not contain a significant financing component are initially measured at the transaction price determined in accordance with the accounting policies for revenue recognition (see below). All other financial assets are initially measured at their fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs. Transaction costs of financial assets measured at fair value through profit or loss are expensed when incurred.

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

Subsequent measurement at fair value through profit or loss

Financial assets at fair value through profit or loss are carried in the Statement of Financial Position at fair value with changes in fair value recognized in the Statement of Operations. This category includes listed equity instruments held for trading and preferred shares in OPay and StarMaker. Financial instruments are classified as held for trading if they are acquired for the purpose of selling or repurchasing in the near term.

Derecognition

A financial asset is primarily derecognized when:

●	the rights to receive cash flows from the asset have expired, or
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

The Group bases its impairment calculation on detailed budgets and forecast calculations. These budgets and forecast calculations cover a period of one year. Because the length of the projection period for the cash flow forecast where a CGU has goodwill or intangible assets with indefinite lives is into perpetuity, we identify a “steady state” set of assumptions for the cash flows based on an approach where we estimate cash flows for the following four years and then using the estimated cash flows in the final year of estimation as the basis for the terminal value. A long-term growth rate is calculated and applied to project future cash flows after the projected period. See Note 12 for more information.

For assets, excluding goodwill, an assessment is made at each reporting date to determine whether there is an indication that previously recognized impairment losses no longer exist or have decreased. If such an indication exists, the Group estimates the asset’s or CGU’s recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized.

Fair value measurement

The Group measures certain financial assets and liabilities, as disclosed in Note 16, at fair value at each reporting date.

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

Revenue

The Group has the following primary sources of revenue:

i.	Search
ii.	Advertising
iii.	Technology licensing and other revenue

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

Revenue from distinct professional services is recognized over the development period in line with the degree of completion.

Set-up activities that do not result in the transfer of a promised good or service, are not identified as a performance obligation to the customer. The costs of set-up activities are recognized as an asset, provided the criteria in IFRS 15 are met.

The allocation of revenue for contracts with multiple elements is based on the Group’s estimate of its standalone selling prices. Such estimates are based on relevant historical information and can include past contracts with fewer elements, or the Group’s typical hourly rates for professional services compared with an estimated number of hours required.

Revenue from operators is included in the “Technology licensing and other revenue” category even if there are variable components that scale with the number of users. This is related to the fact that such operator agreements typically contain licensing fees based on usage, as well as hosting and support services.

Other income

Other income is income which is not related to the Group’s ordinary activities and is presented net of associated costs. Other income includes the gain from loss of control over subsidiaries and the gain on disposal of equity-accounted investees.

Personnel expenses

Personnel expenses, other than share-based payments to employees, include short-term employee benefits, such as wages, salaries and social security contributions, paid annual leave and paid sick leave, performance-based bonuses and non-monetary benefits. It also includes expenses related to defined contribution schemes provided to employees as post-employment benefits. Personnel expenses are recognized at the undiscounted amount due to the employees or the de-facto employees when these have rendered service to the Group or when the liability otherwise arises.

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

Income taxes include all domestic and foreign taxes, which are based on taxable profits, including withholding taxes.

Discontinued operations

A discontinued operation is a component of the Group that has been disposed of or is a disposal group classified as held for sale, and

●	represents a separate major line of business or geographical area of operations;
●	is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations; or
●	is a subsidiary acquired exclusively with a view to resale.

Discontinued operations are excluded from the results of continuing operations and are presented as a single amount as profit or loss after tax from discontinued operations in the Statement of Operations. In 2020, the Group disposed of its microlending business and terminated its retail business, both classified as discontinued operations. Additional disclosures on discontinued operations are provided in Note 9. All other notes to the consolidated financial statements include amounts for continuing operations, unless indicated otherwise.

The Statement of Cash Flows, which is prepared based on the indirect method, reflects the cash flows of discontinued operations up to the date of disposal. Items of working capital, such as receivables and payables, that are disposed of, are eliminated from the balance sheet changes to such items in the reconciliation of profit to operating cash flows. The amount of cash and cash equivalents in subsidiaries disposed of is classified as an investing activity at the time of disposal.

Government grants

Government grants are recognized when there is reasonable assurance that the grant will be received, and all attached conditions will be complied with. The Group has received government grants that relate to the development of technology, which includes expenditures that are capitalized. Those government grants are deducted in arriving at the carrying amount of the asset. Government grants related to income are recognized as Other income in the Statement of Operations.

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

Fair value of investment in Nanobank

On August 19, 2020, the Group contributed TenSpot Pesa Limited and its subsidiaries to Nanobank, a related party, in exchange for the Group obtaining an ownership interest of 42% in Nanobank. The Group concluded that the investment in Nanobank is an associate to be accounted for in accordance with the equity method. The cost of the investment in Nanobank, i.e., the amount at which it initially was recognized, was the estimated fair value of the investment as of August 19, 2020. The Group estimated the fair value using a combination of methodologies, including income and market-based approaches. Under the income approach, the Group estimated expected future cash flows for each component of Nanobank and then discounted those cash flows using an estimated weighted average cost of capital ("WACC"). The estimates for future cash flows were based on assumptions that included the number of loans to customers, nominal size of loans, amount of interest and fees generated and credit losses. The estimate for WACC was based on estimates for risk-free rate, beta, equity risk premium, cost of debt and a company-specific risk premium. Under the market approach, the Group used judgment in identifying comparable companies. Based on the combination of the income and market approaches, the Group concluded that the estimate for fair value of the investment in Nanobank as of August 19, 2020, was US$265.9 million, which became the deemed cost of the investment. See Notes 13 and 26 for more information.

On acquisition of the investment in Nanobank, the Group used assumptions in identifying and valuing the assets and liabilities of the entity, including goodwill. The Group identified intangible assets that were not separately recognized by Nanobank, including trademarks, technology, customer relationships and licenses. For all identified assets and liabilities, the Group estimated their fair values as of August 19, 2020. In estimating the fair value of the trademarks and technology assets, the Group used a relief-from-royalty method that included estimates for royalty rates and future revenue related to the trademarks. In estimating the fair value of the customer relationships, the Group estimated future revenue from the customer base of Nanobank and the churn rate for customers. The identified licenses were valued using a combination of a cost-based approach that estimated the cost of acquiring the licenses and a market-based approach under which the Group estimated a transaction price for similar licenses. For all identified assets, the Group used judgment in determining their useful lives.

Significant influence over OPay and basis of accounting for investment

The Group determined that it has significant influence over OPay Limited even though it was diluted in 2019 from holding 19.9% to 13.1% of the voting rights in the company and does not have a direct representation on the board of directors. In determining that it has significant influence, the Group considered the influence its chairman and CEO is capable of exercising on its behalf. The Group’s chairman and CEO is also the chairman and CEO of OPay, though appointed as a representative of a personal investment entity, which also is an investor in OPay. Based on the assessment that the chairman and CEO of the Group is capable of exercising significant influence in OPay on behalf of the Group, it was determined that it has power to participate in the financial and operating policy decisions of OPay and thus the investment was classified as an associate.

The Group holds preferred shares in OPay, acquired in 2019, as disclosed in Notes 13 and 16. While the preferred shares have characteristics similar to equity instruments, the Group determined that the rights and benefits inherent in the preferred shares, including redemption rights and liquidation preference, entail that they in substance are debt instruments. Consequently, the Group classified the preferred shares as financial instruments measured at fair value through profit or loss. The carrying amount of the preferred shares is part of the Group’s net investment in OPay. The Group applied significant judgment in determining the share of net income (loss) to be recognized under the equity method. The Group considered the rights and benefits of all classes of shares issued by OPay and determined that the Group's share was to be calculated based on its number of ordinary shares relative to the total number of shares outstanding, including preferred shares, opposed to only the total number of ordinary shares outstanding.

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

The fair values of preferred shares in OPay and StarMaker as of December 31, 2020, were measured using methods and techniques that reflect the economic rights and benefits of the preferred shares. These rights and benefits include redemption rights and liquidation preferences. A combination of the following three valuation methods was used to estimate the fair value of the preferred shares: Probability weighted expected return model (“PWERM”); Option pricing model (“OPM”); and Current value method (“CV”). These models, which also were used to estimate fair values as of December 31, 2019, build on estimates, such as discount for lack of marketability and the fair value of equity in OPay and StarMaker. Moreover, the PWERM model is based on estimates for future scenarios and outcomes, including sale transactions, initial public offering, dissolution, and redemption. More details on the models and input are provided in Note 16.

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

Effective from the beginning of 2020, the Group determined that it was not probable that it would collect the consideration to which it was entitled for services provided to Powerbets during the year and as a result, the Group did not recognize any revenue from these services. However, in 2019, the Group determined that at the time the collectability criterion was met and based on this the Group recognized US$2,210 thousand as revenue from contracts with Powerbets (2018: US$4,369 thousand). As of December 31, 2020, the total amount of outstanding trade receivables due from Powerbets was US$6,579 thousand (December 31, 2019: US$6,579 thousand).

In assessing whether the collectability criterion was met for contracts with Powerbets, management considered the likelihood of and timing for when Powerbets will start generating net cash inflows from its operating activities and other factors that are relevant in assessing the timing of revenue recognition and collectability of related accounts receivable.

The Group disposed of its equity investment in Powerbets in December 2020. See Notes 13, 14 and 26 for more information.

As of December 31, 2020, the Group estimated the lifetime expected credit losses on trade receivables and long-term loans due from Powerbets. In estimating the cash flows the Group expects to receive, it considered a range of possible outcomes, which were assigned weights based on probabilities. Possible outcomes included scenarios in which Powerbets starts generating sufficient cash flows from its operating activities to settle the receivables and capital contributions from new investors in the company. The Group determined that the probability-weighted best estimate for amount to be collected was nil and consequently that the trade receivables and the long-term loans were fully impaired. Consequently, the Group recognized an impairment loss of US$10,476 thousand, of which US$6,579 thousand was related to trade receivables and US$3,897 thousand was related to long-term loans. Due to the distinct nature of the expense, the impairment loss was recognized on a separate line item in the Statement of Operations as "Credit loss expense related to divested joint venture".

Impairment of non-financial assets

Impairment exists when the carrying value of an asset or cash generating unit exceeds its recoverable amount, which is the higher of its fair value less costs of disposal and its value in use. Goodwill and the Opera brand (“Trademark”), which have indefinite useful lives, were tested for impairment as of December 31, 2020, based on estimates of value in use for the CGUs to which the goodwill and Trademark are allocated. The goodwill recognized by the Group is predominantly allocated to the Browser and News CGU, with a smaller amount allocated to the Other CGU. The Trademark is allocated to the Browser and News CGU. The value in use calculation is based on a discounted cash flow (“DCF”) model. It requires management to estimate future cash flows expected to arise from the CGU, discounted using a suitable discount rate. The key assumptions in determining the value in use are the expected future cash flows, long-term growth rate and the discount rate. The key assumptions, including a sensitivity analysis, are disclosed in Note 12.

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

The Group periodically, and when circumstances warrant, reviews capitalized costs to evaluate whether there are indicators of impairment for individual assets. If indicators of impairment are identified, the Group tests the asset or CGU to which it is included for impairment in accordance with the principles discussed above. In the event the Group abandons a development project, the asset is written off immediately. See Note 12 for more information.

NOTE 3.	CHANGES IN ACCOUNTING POLICIES AND DISCLOSURES

3.1 New standards, interpretations and amendments adopted by the Group

The accounting policies applied in the preparation of the consolidated financial statements are consistent with those applied in the preparation of the Group’s annual consolidated financial statements for the year ended December 31, 2019. Several amendments to IFRSs apply for the first time in 2020 but these did not have an impact on the consolidated financial statements of the Group. Except for the amendments to IFRS 10 and IAS 28 for sales or contributions of assets between an investor and its associate or joint venture, the Group has not early adopted standards, interpretations or amendments that have been issued but are not yet effective. See Note 2 for information about the Group’s accounting policies.

3.2 New standards, interpretations and amendments not yet effective

The following new and amended standards that are issued, but not yet effective, are not expected to have a material impact on the Group’s consolidated financial statements:

●	COVID-19-Related Rent Concessions (Amendment to IFRS 16).
●	Property, Plant and Equipment: Proceeds before Intended Use (Amendments to IAS 16).
●	Reference to Conceptual Framework (Amendments to IFRS 3).
●	Classification of Liabilities as Current or Non-current (Amendments to IAS 1).
●	Onerous Contracts – Costs of Fulfilling a Contract (Amendments to IAS 37).
●	IFRS 17 Insurance Contracts.
●	Annual Improvements to IFRS Standards 2018-2020 Cycle (Amendments to IFRS 1, IFRS 9, IFRS 16 and IAS 41).
●	Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12).
●	Definition of Accounting Estimates (Amendments to IAS 8).
●	Disclosure Initiative – Accounting Policies (Amendments to IAS 1).

NOTE 4.	SEGMENT AND REVENUE INFORMATION

For management reporting purposes, the Group is organized into business units based on its products and services, and has two reportable segments:

●	Browser and News
●	Other

The prior segments “Retail” and “Fintech” (relating to fintech businesses in emerging markets) were discontinued in 2020 and are no longer presented, with prior period results presented net as results from discontinued operations.

An operating segment captures relatively distinct business activities from which the Group earns revenue and incurs expenses. Furthermore, the segments’ operating results are regularly reviewed by the chief operating decision maker ("CODM") to make decisions about resources to be allocated to the various business activities and to assess performance. Management has determined that the CEO, who is also the Chairman of the Board, is the Group’s CODM.

The operating and reportable segments are based on the Group’s main categories of products and services. The segment profit or loss is the Contribution by segment, which is calculated as revenue, less (i) technology and platform fees, (ii) content cost, (iii) cost of inventory sold, (iv) other cost of revenue (v) marketing and distribution expense, and (vi) credit loss expense.

The Browser and News segment includes the Group’s PC and mobile browser business as well as the Opera News platform, both as leveraged within the Group’s browsers and as made available through standalone apps. These products have similar characteristics and are often closely bundled. The segment Other includes licensing of the Group’s proprietary technology to third parties, related maintenance, support and hosting services, providing professional services, and providing customized browser configurations to mobile operators.

[US$ thousands]	Year ended December 31, 2018
Segments	Browser and News	Other	Total
Revenue
Revenue from contracts with customers	138,444	22,890	161,334
Total revenue	138,444	22,890	161,334

Technology and platform fees	(3,644)	-	(3,644)
Content cost	(77)	5	(72)
Cost of inventory sold	-	-	-
Other cost of revenue	84	(6,853)	(6,769)
Marketing and distribution expenses	(31,336)	-	(31,336)
Credit loss expense	678	-	678
Direct expenses	(34,295)	(6,848)	(41,143)

Contribution by segment	104,149	16,042	120,191

[US$ thousands]	Year ended December 31, 2019
Segments	Browser and News	Other	Total
Revenue
Revenue from contracts with customers	154,968	22,110	177,078
Total revenue	154,968	22,110	177,078

Technology and platform fees	(796)	-	(796)
Content cost	(1,545)	-	(1,545)
Cost of inventory sold	-	(208)	(208)
Other cost of revenue	(301)	(11,389)	(11,690)
Marketing and distribution expenses	(64,685)	(198)	(64,883)
Credit loss expense	(448)	(129)	(577)
Direct expenses	(67,775)	(11,924)	(79,699)
			-
Contribution by segment	87,193	10,186	97,379

[US$ thousands]	Year ended December 31, 2020
Segments	Browser and News	Other	Total
Revenue
Revenue from contracts with customers	155,472	9,584	165,056
Total revenue	155,472	9,584	165,056

Technology and platform fees	(3,315)	-	(3,315)
Content cost	(4,312)	-	(4,312)
Cost of inventory sold	-	(700)	(700)
Other cost of revenue	140	(3,925)	(3,785)
Marketing and distribution expenses	(47,042)	(818)	(47,860)
Credit loss expense	(568)	(1,281)	(1,849)
Direct expenses	(55,097)	(6,724)	(61,821)
			-
Contribution by segment	100,375	2,860	103,235

The table below specifies the items of income and expenses that are not included in the measure of segment profit as they are managed and monitored on a group basis.

[US$ thousands]	Year ended December 31,
Reconciliation	2018	2019	2020
Contribution by segment	120,191	97,379	103,235
Other income	-	-	11,542
Personnel expenses including share-based remuneration (1)	(34,719)	(51,283)	(59,977)
Credit loss expense related to divested joint venture	-	-	(10,476)
Depreciation and amortization	(12,694)	(18,843)	(20,234)
Other expenses (1)	(28,397)	(27,791)	(26,538)
Share of net income (loss) of associates and joint ventures	(3,248)	(3,818)	2,005
Change in fair value of preferred shares in associates	-	37,900	24,000
Finance income	1,626	10,532	13,633
Finance expense	(1,694)	(655)	(516)
Net foreign exchange gains (losses)	(365)	(25)	833
Profit before income taxes from continuing operations	40,700	43,396	37,507

(1) Certain personnel and other expenses are included as part of "other cost of revenue" in the measure of segment profit. Accordingly, the amounts for personnel and other expenses in this reconciliation are not consistent with the equivalent amounts in the Statement of Operations.

Revenue

Set out below is the disaggregation of the Group’s revenue from contracts with customers.

[US$ thousands]	Year ended December 31, 2018
Segments	Browser and News	Other	Total
Type of goods or service
Search	80,204	-	80,204
Advertising	58,240	-	58,240
Technology licensing and other revenue	-	22,890	22,890
Total revenue from contracts with customers	138,444	22,890	161,334

[US$ thousands]	Year ended December 31, 2019
Segments	Browser and News	Other	Total
Type of goods or service
Search	86,155	-	86,155
Advertising	68,813	-	68,813
Technology licensing and other revenue	-	22,110	22,110
Total revenue from contracts with customers	154,968	22,110	177,078

[US$ thousands]	Year ended December 31, 2020
Segments	Browser and News	Other	Total
Type of goods or service
Search	84,180	-	84,180
Advertising	71,292	216	71,508
Technology licensing and other revenue	-	9,368	9,368
Total revenue from contracts with customers	155,472	9,584	165,056

The table below presents the revenue by customer location.

[US$ thousands]	Year ended December 31,
Revenue by customer location	2018	2019	2020
Ireland	76,791	81,637	80,059
Russia	17,356	17,265	15,239
Other	67,187	78,176	69,758
Total	161,334	177,078	165,056

Revenue by country is based upon the customers' countries of domicile, which is not necessarily an indication of where activities occur because the end-users of the Group's products are located worldwide.

The Group has two customer groups that each has exceeded 10% of the Group's revenue in the periods below.

[US$ thousands]	Year ended December 31,
	2018	2019	2020
Customer group 1	67,882	74,572	76,184
Customer group 2	17,017	17,758	16,281

Revenue from Customer group 1 includes both search and advertising services, while revenue from Customer group 2 includes only search services.

Other income

The table below specifies the nature of other income.

[US$ thousands]	Year ended December 31,
Other income	2018	2019	2020
Gain from disposal of subsidiaries (See Note 26)	-	-	5,289
Gain from divestment of joint venture (See Note 13)	-	-	2,063
Government granted VAT refund in China	-	-	4,030
Other items	-	-	160
Total	-	-	11,542

NOTE 5.	PERSONNEL EXPENSES INCLUDING SHARE-BASED REMUNERATION

The table below specifies the amounts of personnel expenses including share-based remuneration.

[US$ thousands]	Year ended December 31,
Personnel expenses including share-based remuneration	2018	2019	2020
Salaries incl. bonuses	26,733	42,185	40,301
Social security cost, excluding amounts related to share-based remuneration	3,428	3,774	4,624
External temporary hires	1,687	2,474	7,090
Defined-contribution pension cost	2,066	3,616	3,279
Other personnel related expenses	2,244	4,345	2,103
Personnel expenses excluding share-based remuneration	36,158	56,395	57,397
Share-based remuneration, including related social security costs	4,846	5,928	4,706
Total	41,004	62,323	62,103

The amount of expensed versus capitalized development cost is detailed in the following table.

[US$ thousands]	Year ended December 31,
Research and development expenditure	2018	2019	2020
Total research and development expenditure	26,418	34,143	38,736
Less: Capitalized development expenditure excluded from personnel expenses	4,545	4,056	7,110
Net expensed research and development expenditure	21,873	30,087	31,626

The table below specifies the amount of compensation to key management personnel, which include Officers and Directors of the Group.

[US$ thousands]	Year ended December 31,
Compensation of key management personnel	2018	2019	2020
Short-term employee benefits	843	2,121	2,032
Post-employment and medical benefits	57	59	51
Share-based remuneration	621	536	1,179
Total	1,521	2,716	3,262

The amounts disclosed as short-term benefits in the table above are the amounts recognized as an expense during the reporting period. In 2019, the Chairman and CEO started receiving remuneration from the Group. The cost of equity grants to Officers that vested in 2020 was $1,179 thousand, compared to US$536 thousand in 2019 and US$621 thousand in 2018. No loans have been granted and no guarantees have been issued to key management personnel. Key management personnel do not have any agreements for compensation upon termination or change of employment or directorship.

Share-based remuneration

On April 7, 2017, the Group adopted an RSU (Restricted Share Unit) plan for employees of the Group. The program was transferred to the Group’s new parent company, Opera Limited, in connection with the Group’s IPO in 2018. Awards equal to 10% of the equity of the Company are made available for grants.

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

In 2020, RSU grants corresponding to 401,818 ADSs were made. The average vesting schedule for the majority of 2020 grants were 25% on each January 1 of the years 2021-2024.

The equity unit value applied for the 2020 RSU grants was determined based on the market value of the Company on the date of each grant and was determined by Monte Carlo simulation as specified below. The table presents the weighted average values across grants within each category of equity award instruments. The equity cost of each award is recognized on a straight-line basis over the vesting period.

The Group accrues for relevant social security costs based on the most recent available measure of the equity value, with the same straight-line recognition over the vesting period. As of December 31, 2020, social security cost was accrued based on the period-end market value of the Company.

The expense recognized for the employee services received is shown in the following table.

[US$ thousands]	Year ended December 31,
Expense from share-based payment transactions	2018	2019	2020
Expense arising from equity-settled share-based payment transactions (1)	4,846	5,928	4,706
Expense arising from cash-settled share-based payment transactions	-	-	-
Total	4,846	5,928	4,706

(1) Including accrued social security cost.

Movements during the period: Number of RSUs and options as expressed in equivalent ADSs:

	Year ended December 31,
RSUs	2019	2020
Outstanding at period start	4,244,132	2,983,940
Granted during the period	1,019,000	401,818
Forfeited during the period	(550,700)	(346,200)
Exercised during the period	(1,728,492)	(1,122,818)
Expired during the period	-	-
Outstanding at period end	2,983,940	1,916,740

	Year ended December 31,
Options	2019	2020
Outstanding at period start	-	150,000
Granted during the period	150,000	-
Forfeited during the period	-	-
Exercised during the period	-	-
Expired during the period	-	-
Outstanding at period end	150,000	150,000

The weighted average remaining vesting period for the equity instruments outstanding as of December 31, 2020, was 0.73 years (December 31, 2019: 0.95 years).

Fair value measurement per awarded equity unit as converted to ADS equivalent:

	2019 grants: RSU valuation input	2019 grants: Option valuation input	2020 grants: RSU valuation input	2020 grants: Option valuation input
Equity unit price valuation ($)	9,09 (3)	7.42	8.07	N/A
Model Used	Monte Carlo	Black-Scholes	Monte Carlo
Expected Volatility (%) (1), (2)	40.00%	40%	40.00%
Risk free interest rate (%) (1)	1.70%	2.43%	0.58%
Dividend Yield (%)	0%	0%	0%
Duration of initial simulation period (years to longstop date)	3.16	4.81	3.81
Duration of second simulation period with postponed exercise (years)	3.00	N/A	3.00
Fair value at the measurement date ($)	8.92	2.36	7.84

(1) Specified value is 4 years (modelled on yearly basis).

(2) Based on a defined peer group of companies considered comparable to the Group.

(3) Weighted average equity unit price valuation of all grants in 2020.

NOTE 6.	OTHER EXPENSES

The table below specifies the nature of other expenses.

[US$ thousands]	Year ended December 31,
Other expenses	2018	2019	2020
Hosting	10,146	7,344	8,056
Audit, legal and other advisory services (1)	8,323	6,742	10,863
Software license fees	1,799	2,397	1,882
Rent and other office expenses	4,573	4,175	3,318
Travel	2,057	3,903	1,304
Other	1,776	3,686	2,774
Total	28,674	28,248	28,197

(1) Amount in 2020 includes US$3,543 thousand related to actions taken following a short seller report.

NOTE 7.	FINANCE INCOME AND EXPENSE

[US$ thousands]	Year ended December 31,
Finance income	2018	2019	2020
Interest income	1,375	2,045	326
Other finance income	251	10	275
Net fair value gain related to listed equity instruments (1)	-	8,477	13,033
Total	1,626	10,532	13,633

[US$ thousands]	Year ended December 31,
Finance expense	2018	2019	2020
Interest expense	182	562	447
Other financial cost	27	93	69
Net fair value loss related to listed equity instruments (1)	1,485	-	-
Total	1,694	655	516

(1) The increase in fair value of listed equity instruments is the net gain from our investments of listed equity instruments in 2019 and 2020. In 2018, the investments in listed equity instruments resulted in a net loss, classified as a finance expense. See Note 16 for more information.

[US$ thousands]	Year ended December 31,
Foreign exchange gain (loss)	2018	2019	2020
Unrealized foreign exchange gain (loss)	(1,116)	166	2,365
Realized foreign exchange gain (loss)	751	(191)	(1,532)
Total	(365)	(25)	833

NOTE 8.	INCOME TAX

A summary of income tax (expense) benefit is as follows.

[US$ thousands]	Year ended December 31,
Income tax (expense) benefit	2018	2019	2020
Current income taxes	(4,322)	(5,112)	1,983
Currency effect on income tax (expense) benefit and adjustments recognized in the period for current tax of prior periods (1)	(615)	(322)	(1,272)
Deferred taxes	(1,544)	(168)	1,164
Income tax (expense) benefit	(6,481)	(5,602)	1,876

Income tax (expense) benefit is attributable to:
Profit from continuing operations	(6,481)	(2,658)	(75)
Profit from discontinued operation	-	(2,944)	1,950

(1) Currency effect on income tax (expense) benefit due to corporate income tax filing in NOK for Norwegian entities with USD as functional currency.

The Group’s parent company is domiciled in the Cayman Islands, where the applicable tax rate is zero. With the headquarter of the Group being located in Norway and a large share of the income from the browser and news segment being recognized by Opera Norway AS, the reconciliation of the expected to actual income tax (expense) benefit effective tax rate is based on the applicable tax rate in Norway, which was 22% in 2020 and 2019 (2018: 23%). The tax rate in Norway will remain 22% in 2021.

[US$ thousands]	Year ended December 31,
Reconciliation of tax (expense) benefit to Norwegian nominal statutory tax rate	2018	2019	2020
Profit from continuing operations before income tax expense	40,700	43,396	37,507
Profit from discontinued operation before income tax expense	941	20,105	139,792
Basis for calculation of the tax (expense) benefit	41,641	63,500	177,299
Tax expense at nominal tax rate in Norway	(9,577)	(13,970)	(39,006)
Effect of different tax rates applied by subsidiaries	(167)	(2,118)	11,543
Permanent differences
Tax effect of translation differences exempted for tax	218	1,155	99
Tax effect of financial items exempted from tax	1,726	1,917	20,143
Tax effects of losses in associates and joint ventures which are non-deductible	(744)	383	2,200
Withholding taxes paid	-	(232)	(271)
Net other permanent differences (not) tax deductible	(617)	4,269	5,313
Other effects
Change to previously recognized deferred tax assets	1,589	27	246
Currency effect on income tax (expense) benefit, adjustments recognized in the period for current tax of prior periods and other effects	(615)	3,162	670
Change in unrecognized deferred tax assets	1,144	(314)	952
Change in tax rate	561	119	(14)
Income tax (expense) benefit for the year	(6,481)	(5,602)	1,876
Effective tax rate	15.6%	8.8%	-1.1%

The following summarizes the Group’s deferred tax assets and liabilities.

[US$ thousands]	As of December 31,
Deferred tax asset and deferred tax liability	2019	2020
Furniture, fixtures and equipment, and intangible assets	22,703	21,969
Other	(8,479)	(1,274)
Trade receivables	(121)	(591)
Intercompany interest costs subject to limitations	(7,714)	(9,361)
Withholding tax expected to be credited (credit method)	(1,065)	(364)
Tax losses carried forward	(1,003)	(3,017)
Net deferred tax liability recognized	4,322	7,362

The following summarizes the Group’s changes in deferred taxes during the periods.

[US$ thousands]	As of December 31,
Change in net deferred tax liability	2019	2020
Net deferred tax liability as of January 1	12,414	4,322
Expense (benefit) in Statement of Operations	(8,092)	3,040
Net deferred tax liability	4,322	7,362

[US$ thousands]	As of December 31,
Deferred tax assets and liabilities	2019	2020
Deferred tax assets	6,204	4,383
Deferred tax liabilities	10,526	11,745
Net deferred tax liability	4,322	7,362

Deferred tax liability related to furniture, fixtures and equipment

The deferred tax liability relates mainly to excess values identified in the purchase price allocation performed in accounting for the acquisition of Opera Norway AS (formerly Opera Software AS) with subsidiaries in 2016.

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

NOTE 9.	DISCONTINUED OPERATIONS

On August 19, 2020, the board of directors of the Company approved a transaction in which TenSpot Pesa Limited, a wholly owned subsidiary at the time, was to be contributed to a subsidiary of NanoCred Cayman Company Limited (“Nanobank”) in exchange for the Group obtaining an ownership interest of 42% in Nanobank. As part of the transaction, the Group agreed to transfer receivables due from TenSpot Pesa Limited to Nanobank. The transaction was completed on the same date. The business of TenSpot Pesa Limited and its subsidiaries represented the entirety of the Group’s fintech operating segment at the time, comprising of apps in emerging markets that offered instant microloans to approved borrowers. Since TenSpot Pesa Limited and its subsidiaries represented a separate major line of business of the Group, it has been classified as a discontinued operation. The fintech segment is no longer presented in the segment note. Because TenSpot Pesa Limited and its subsidiaries represented a business, the Group recognized the gain from loss of control as the difference between the fair value of the 42% ownership interest in Nanobank obtained and the net carrying amount of equity in TenSpot Pesa Limited. The gain was presented as a component of the profit from discontinued operations. See Notes 13 and 26 for information on the Group’s investment in Nanobank.

On September 25, 2020, the Group decided to terminate the retail operating segment under which the Group sold prepaid airtime and handsets. The retail segment was conducted in PT Inpesa Digital Teknologi and Opera Lifestyle, two wholly owned subsidiaries. The retail business was completely terminated prior to December 31, 2020. The retail operating segment represented a separate major line of business and was thus classified as a discontinued operation and is no longer presented in the segment note.

The results of TenSpot Pesa Limited and its subsidiaries up until August 19, 2020, and the discontinued operations of PT Inpesa Digital Teknologi and Opera Lifestyle, are presented in the table below.

[US$ thousands]	Year ended December 31,
Discontinued operations	2018	2019	2020
Revenue	10,942	157,776	136,246
Expenses	(10,001)	(137,671)	(147,822)
Profit (loss) before income tax	941	20,105	(11,576)
Income tax (expense) benefit	-	(2,944)	1,950
Profit (loss) after income tax	941	17,161	(9,626)
Gain on sale of the subsidiary after income tax	-	-	151,368
Profit from discontinued operation	941	17,161	141,742

Exchange differences on translation of discontinued operations	(11)	(1,134)	(1,802)
Other comprehensive loss from discontinued operations	(11)	(1,134)	(1,802)

TenSpot Pesa Limited and its subsidiaries generated revenue from instant app-based microloans to customers in exchange for an origination fee that remained fixed regardless of any early repayment. The origination fee was compensation for the credit risk and time value of money. Additional fees in the form of interest accrued only if and after a loan was not repaid by its due date. While loans to customers were classified as financial assets measured at fair value through profit or loss, changes in fair value were disaggregated into interest income and credit losses. Interest income, presented as revenue, was recognized when the interest was accrued based on the effective interest rate – the rate that at inception exactly discounts the estimated contractual future cash receipts through the expected life of the loans to the disbursed amount.

Revenue from the retail business was recognized when the contracted good or service was transferred to the customer, after which the Group did not have any remaining obligations, except for a potential obligation to provide refunds to customers in some arrangements if certain criteria were met. This right of refund created variability in the transaction price. The amount of revenue recognized included variable consideration to which the Group expected to be entitled. Customers’ right of refund did not materially impact the amount of revenue recognized. The Group updated its estimates of refund liabilities (and the corresponding change in the transaction price) at the end of each reporting period.

The table below presents the calculation of the gain on loss of control over TenSpot Pesa Limited.

[US$ thousands]	As of August 19,
Gain on sale of fintech segment	2020
Fair value of shares in Nanobank	264,936

Carrying amount of net assets disposed of	(22,766)
Carrying amount of TenSpot Pesa Limited receivables transferred to Nanobank	(87,867)
Gain on sale before income tax and reclassification of foreign currency translation reserve	154,304
Reclassification of foreign currency translation reserve	(2,936)
Income tax expense on gain	-
Gain on sale after income tax	151,368

The table below provides a specification of the assets and liabilities disposed of.

[US$ thousands]	As of August 19,
Assets and liabilities of the fintech segment, as disposed of	2020
Furniture, fixtures and equipment	1,014
Non-current financial assets	566
Deferred tax assets	7,467
Trade receivables	1,377
Loans to customers	17,983
Other receivables	45,445
Prepayments	4,703
Cash and cash equivalents	38,957
Total assets	117,512

Non-current lease liabilities and other loans	8
Other non-current liabilities	4
Trade and other payables	6,376
Current lease liabilities and other loans	87,879
Income tax payable	246
Deferred revenue	17
Other current liabilities	457
Total liabilities	94,987

The table below presents the net cash flows incurred by TenSpot Pesa Limited, its subsidiaries, and the discontinued operations of PT Inpesa Digital Teknologi and Opera Lifestyle:

[US$ thousands]	Year ended December 31,
Net cash flows incurred by discontinued operations	2018	2019	2020
Net cash inflow from operating activities	(3,349)	(108,813)	65,806
Net cash inflow/(outflow) from investing activities	(227)	(507)	(576)
Net cash (outflow) from financing activities	5,963	125,675	(44,711)
Net cash (outflow)/inflow	2,387	16,354	20,518

As of August 19, 2020, TenSpot Pesa Limited and its subsidiaries had US$39.3 million in cash and cash equivalents, which were derecognized by the Group when accounting for the loss of control.

The table below presents the basic and diluted earnings per share from discontinued operations.

[Net income per share and ADS in US$]	Year ended December 31,
Earnings per share from discontinued operations	2018	2019	2020

Basic net income from discontinued operations per share, US$	0.00	0.08	0.60
Diluted net income from discontinued operations per share, US$	0.00	0.07	0.60

Basic net income from discontinued operations per ADS, US$	0.01	0.15	1.21
Diluted net income from discontinued operations per ADS, US$	0.01	0.15	1.19

NOTE 10.	NET INCOME PER SHARE

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

The net income per share calculation for all periods prior to the Initial Public Offering reflects 200 million shares as outstanding, less 9.75 million shares that were surrendered by two shareholders upon completion of the IPO. As of December 31, 2020, the total number of shares outstanding for Opera Limited was 228,285,684, each with a par value of US$0.0001.

The following tables show the income and share data used in the basic and diluted net income per share calculations.

[Net income in US$ thousands]	Year ended December 31,
Net income attributable to the owners of the parent	2018	2019	2020
Continuing operations	34,219	40,739	37,432
Discontinued operations	941	17,161	141,742
Net income attributable to the owners of the parent for basic and diluted earnings	35,160	57,899	179,174

Issued ordinary shares at beginning of period	190,250,000	220,119,343	237,826,326
Effect of shares issued	12,504,070	7,422,487	1,889,770
Effect of treasury shares held	(133,681)	(2,913,330)	(5,146,244)
Basic weighted-average number of ordinary shares in the period	202,620,388	224,628,500	234,569,852
Effect of employee equity grants	6,107,813	4,437,167	2,816,613
Diluted weighted-average number of ordinary shares in the period	208,728,201	229,065,667	237,386,466

Basic net income from continuing operations per share, US$	0.17	0.18	0.16
Basic net income per share, US$	0.17	0.26	0.76

Diluted net income from continuing operations per share, US$	0.16	0.18	0.16
Diluted net income per share, US$	0.17	0.25	0.75

Opera Limited, the parent, has American Depositary Shares (ADSs) listed on Nasdaq, trading under the OPRA ticker symbol. Each ADS represents two ordinary shares in the parent. The table below specifies net income per ADS.

[Net income in US$ thousands]	Year ended December 31,
Net income attributable to the owners of the parent	2018	2019	2020
Continuing operations	34,219	40,739	37,432
Discontinued operations	941	17,161	141,742
Net income attributable to the owners of the parent for basic and diluted earnings	35,160	57,899	179,174

ADS equivalent of basic weighted-average number of ordinary shares	101,310,194	112,314,250	117,284,926
ADS equivalent of diluted weighted-average number of ordinary shares	104,364,101	114,532,833	118,693,233

Basic net income from continuing operations per ADS, US$	0.34	0.36	0.32
Basic net income per ADS, US$	0.35	0.52	1.53

Diluted net income from continuing operations per ADS, US$	0.33	0.36	0.32
Diluted net income per ADS, US$	0.34	0.51	1.51

NOTE 11.	FURNITURE, FIXTURES AND EQUIPMENT

[US$ thousands]	Office properties	Furniture and fixtures	Equipment	Leasehold improvements	Total
Cost
As of January 1, 2019	6,739	629	32,804	1,738	41,911
Additions	1,228	243	9,197	78	10,746
Disposals	-	-	(13,672)	-	(13,672)
Exchange rate differences	-	5	(321)	(69)	(385)
As of December 31, 2019	7,967	878	28,008	1,747	38,601

Additions	1,135	198	2,259	17	3,608
Additions through business combinations	-	-	11	-	11
Disposals	(852)	(284)	(1,205)	(37)	(2,377)
Exchange rate differences	-	(19)	632	7	619
As of December 31, 2020	8,250	773	29,705	1,733	40,462

Depreciation and impairment
As of January 1, 2019	-	324	13,831	628	14,780
Depreciation for the year	1,766	139	8,585	258	10,748
Disposals	-	-	(12,994)	-	(12,994)
Exchange rate differences	-	1	24	(17)	8
As of December 31, 2019	1,766	464	9,446	869	12,543

Depreciation for the year	2,221	128	7,301	260	9,912
Disposals	(71)	(12)	(77)	(5)	(164)
Exchange rate differences	-	5	-	-	5
As of December 31, 2020	3,917	586	16,670	1,124	22,295

Net book value as of December 31, 2019	6,201	415	18,562	878	26,053
Net book value as of December 31, 2020	4,333	187	13,034	609	18,167

	Office properties	Fixture and fittings	Equipment	Leasehold improvements
Useful life	Up to 6 years	Up to 5 years	Up to 10 years, or term of lease contract (1)	Up to 6 years, or term of lease contract
Depreciation plan	Straight-line	Straight-line	Straight-line	Straight-line

(1) The Group has one lease agreement classified as Equipment, which expires in 2022.

NOTE 12.	INTANGIBLE ASSETS

[US$ thousands]	Goodwill	Customer relationships	Technology	Trademarks	Other intangible assets	Total
Cost
As of January 1, 2019	421,578	40,700	18,677	70,600	2,047	553,602
Additions (1)	-	-	3,545	-	-	3,545
Disposals	-	-	-	-	-	-
Exchange differences	-	-	-	-	-	-
As of December 31, 2019	421,578	40,700	22,222	70,600	2,047	557,147

Additions (1)	-	-	6,553	-	2,287	8,840
Additions from business combination (2)	2,998	32	1,695	-	-	4,725
Disposals	-	-	-	-	-	-
Exchange differences	385	-	187	-	114	686
As of December 31, 2020	424,961	40,732	30,657	70,600	4,448	571,398

Amortization and impairment
As of January 1, 2019	-	6,457	8,122	-	2,002	16,581
Amortization for the year	-	2,980	5,203	-	2	8,185
Disposals	-	-	-	-	-	-
Exchange differences	-	-	-	-	(4)	(4)
As of December 31, 2019	-	9,437	13,325	-	2,000	24,762

Amortization for the year	-	3,013	6,674	-	2	9,689
Disposals	-	-	-	-	-	-
Exchange differences	-	(1)	-	-	33	32
As of December 31, 2020	-	12,449	19,999	-	2,035	34,483

Net book value as of December 31, 2019	421,578	31,263	8,897	70,600	47	532,385
Net book value as of December 31, 2020	424,961	28,283	10,658	70,600	2,413	536,915

	Goodwill	Customer relationships	Technology	Trademarks	Other intangible assets
Useful life	Indefinite	Up to 15 years	Up to 5 years	Indefinite	Up to 5 years
Amortization method		Straight-line	Straight-line		Straight-line

(1) Represents capitalized development expenditure net of grants received from the Norwegian government.

(2) See Note 25 for additional information on the business combination.

Goodwill and our brand of Opera (the trademark) have indefinite useful lives and are tested for impairment at least annually. Both assets were initially recognized in November 2016 through the acquisition of Opera Norway AS with subsidiaries, consisting of one segment – “the Consumer business”. At the end of 2020, the Group comprises of two operating segments: 1) Browser and News, and 2) Other. The prior fintech and retail operating segments were discontinued in 2020, as discussed in Note 9. The goodwill and the trademark that previously was allocated to the Consumer business cash-generating unit (“CGU”) was reallocated to the Browser and News CGU in 2019.

The goodwill and trademark allocated to the Browser and News CGU, with carrying amounts of US$421,578 thousand and US$70,600 thousand, respectively, were tested for impairment as of December 31, 2020. The carrying amount of the CGU as of December 31, 2020, was US$550,184 thousand (December 31, 2019: US$577,376 thousand). In addition to goodwill and trademark it included customer relationships, trade and other receivables, trade and other payables and other assets and liabilities allocated to Browser & News CGU.

In the annual impairment test of goodwill and trademark allocated to the Browser and News CGU, a discounted cash flow model was used to determine the value in use for the CGU. The projected cash flows were based on the most up-to-date forecast that have been approved by management and do not include cash flows arising from future enhancements of assets that have not been committed to and have not substantively commenced. The approved forecast is for 2021 only as management does not approve forecasts for a longer period. Because the length of the projection period for the cash flow forecast where a CGU has goodwill or intangible assets with indefinite lives is into perpetuity, we identified a “steady state” set of assumptions for the cash flows based an approach where we estimate cash flows for the years 2022 to 2024 and then using the estimated cash flows in 2024 as the basis for the terminal value. This two-stage approach is aimed to take cash flows to a level at which they can be regarded as reflecting maintainable earnings and to the period in a mid-point of the cycle – i.e., not at peak or trough of the cycle. Beyond 2024, the cash flows are extrapolated using constant nominal growth rates.

The value-in-use calculation demonstrated that the value in use exceeded the carrying amount of the CGU, thus no impairment loss was recognized. For key assumptions and sensitivity analysis, see below.

Key assumptions

Key assumptions used in the calculation of value in use are the nominal cash flows in the forecast period, including revenue growth rate, discount rate, and estimated long-term growth.

Cash flows

Cash inflows in the Browser and News segment are expected to grow over the projected period reaching its long-term stable level. The cash inflows are forecasted for each product and country where there are sufficient and reliable data on which to base the projections. The revenue from the PC browser is expected to grow steadily, reflecting an expectation that we will continue to strengthen our position in western markets. This will bring users with strong monetization potential. Our mobile revenues are expected to increase faster, including in developing markets from product development that has been committed to and has substantively commenced, and from the undertaking of cost-effective and efficient marketing and distribution initiatives.

Forecasted cash outflows are partly based on actual costs in 2020 and a bottom-up assessment for the relevant operating unit. Operating expenditures are expected to grow, primarily due to user acquisition initiatives and closer cooperation with publishers and monetization partners which is expected to increase our revenue, but also our content cost as we pay a share of the revenues generated to these parties. The estimated increase in users will also lead to an uplift in hosting costs that are variable by its nature, like content delivery networks, bandwidth and cloud services.

Discount rate

The discount rate represents the current market assessment of the risk specific to the Browser and News CGU. The discount rate is based on the after-tax Weighted Average Cost of Capital (WACC) derived from the Capital Asset Pricing Model (CAPM) methodology and incremental borrowing rate, assuming cash flows in U.S. Dollars. The WACC calculation is based on a risk-free rate in 2020 of 0.84% based on the 10-year US Treasury Rate (2019: 1.9%), and a market risk premium of 4.97% (2019: 5.2%). The estimated beta for equity was 0.91 (2019: 1.4). The equity to total capital ratio was 100% (2019: 100%). This resulted in a post-tax WACC of 11.8% (2019: 13.1%).

Long-term growth

In estimating the long-term growth in the terminal value, we estimated long-term GDP growth in the relevant regions. We assumed no growth in the labor force as well as no improvement in labor productivity, which results in zero real GDP growth. Moreover, for estimating long-term inflation we used IMF’s inflation estimates for 2025, broken down across regions as the basis. Based on this we estimated a long-term nominal growth rate of 2.5% (2019: 3%).

Sensitivity

We have simulated a variety of sensitivities to the key assumptions, including revenue growth rate, OPEX (as % of revenue), capital expenditure necessary for maintenance, long-term growth and the WACC. Since the Browser and News CGU is in a growth period, we consider changes of +/-3 percentage points for the three former metrics and narrower +/- 1 percentage point for the long-term growth and WACC to be reasonable possible changes. No reasonable possible change in the key assumptions would result in the CGU being impaired as of December 31, 2020. The following thresholds would individually trigger an impairment loss:

●	Decrease in annual revenue growth in the projected period of 11.1 percentage points.
●	Increase in operating expenditure as percent of revenue by more than 11.0 percentage points.
●	Increase of WACC by more than 4.3 percentage points.

No economically reasonable changes to capital maintenance expenditure and the long-term growth rate would trigger the CGU to be impaired. No impairment would be recognized as long as the long-term growth rate is positive (above 0%).

NOTE 13.	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

The Group has investments in associates and joint ventures, which are accounted for in accordance with the equity method, except for the preferred shares in OPay and StarMaker, as outlined below.

Nanobank

On August 19, 2020, the Group contributed TenSpot Pesa Limited, a wholly owned subsidiary at the time, to a subsidiary of NanoCred Cayman Company Limited (“Nanobank”) in exchange for the Group obtaining an ownership interest of 42% in Nanobank. See Note 9 for additional information on the transaction, including the impact of discontinued operations for the Group, and Note 26 for disclosures pertaining to it being a transaction with a related party.

Nanobank provides microlending services in Indonesia, India, Mexico and Kenya. It expects to fuel growth through scaling in existing markets, continued geographic expansion, and from the launch of financial services beyond microlending. In addition, Nanobank will benefit from shared technologies, data aggregation and central functions, such as risk management and credit scoring through user profiling and know-your-customer (KYC) efforts, shared operational know-how and a more holistic view and adaptation to regulation.

Certain significant subsidiaries of Nanobank are regulated entities in the markets in which they provide microlending services. Maintaining their licenses could be prerequisites for them being able to continue providing microlending services, and each relevant regulator has specific and evolving operational requirements to which any licensed entity must comply. P.C. Financial Services Private Limited, Nanobank’s subsidiary in India, is regulated by the Reserve Bank of India and in late 2020, the entity became the subject of an annual inspection that has not been concluded as of the date these consolidated financial statements are authorized for issue. The Group concluded that the regulatory review itself did not constitute an objective indicator of impairment for its investment in Nanobank, as the outcome of the review and any potential implications on the prospective financial performance of Nanobank are highly uncertain.

Nanobank is an associate of the Group, which is accounted for in accordance with the equity method. The acquisition cost of the Group’s investment was measured as the fair value of the 42% ownership interest obtained in Nanobank on August 19, 2020. The fair value was estimated using a combination of methodologies, including income-based and market-based approaches. Under the income approach, the Group estimated expected future cash flows for each component of Nanobank and then discounted those cash flows using an estimated weighted average cost of capital ("WACC"). The estimates for future cash flows were based on assumptions that included the number of loans to customers, nominal size of loans, amount of interest and fees generated and credit losses. The estimate for WACC was based on estimates for risk-free rate, beta, equity risk premium, cost of debt and a company-specific risk premium. Under the market approach, the Group used judgment in identifying comparable companies. Based on the combination of the income and market approaches, the Group concluded that the estimate for fair value of the investment in Nanobank as of August 19, 2020, was US$265.9 million, which became the deemed cost of the investment.

On acquisition of the investment in Nanobank, the Group used assumptions in identifying and valuing the assets and liabilities of the entity, including goodwill. The Group identified intangible assets that were not separately recognized by Nanobank, including trademarks, technology, customer relationships and licenses. For all identified assets and liabilities, the Group estimated their fair values as of August 19, 2020. In estimating the fair value of the trademarks and technology assets, the Group used a relief-from-royalty method that included estimates for royalty rates and future revenue related to the trademarks. In estimating the fair value of the customer relationships, the Group estimated future revenue from the customer base of Nanobank and the churn rate for customers. The identified licenses were valued using a combination of a cost-based approach that estimated the cost of acquiring the licenses and a market-based approach under which the Group estimated a transaction price for similar licenses. For all identified assets, the Group used judgment in determining their useful lives. While these fair value adjustments are not recognized separately, the fair values identified form the basis for additional depreciation, amortization and similar adjustments that are reflected in the Group’s share of net income. The excess between the cost of the investment and the Group's share of the net fair value of Nanobank's identifiable assets and liabilities, i.e., goodwill, is included in the carrying amount of the investment.

In the period from August 19, 2020, until December 31, 2020, Nanobank had operating income of US$60.9 million and operating expenses of US$46.1 million, which included US$6.2 million in depreciation and amortization of fair value adjustments that the Group recognizes on top of the underlying results of Nanobank, resulting in a profit before tax of US$14.8 million. Income tax expense of US$14.2 million included the impact of derecognizing certain deferred tax assets that were recognized as of August 19, 2020. Net income after tax was US$0.6 million. The tables below specify income and expenses in Nanobank in the period from August 19, 2020, until December 31, 2020, and the totals for assets, liabilities and equity as of year-end.

Period from August 19, until December 31,
[US$ thousands]	2020
The Group's interest	42%

Net revenue
Interest income	60,887
Interest expense	(621)
Other revenue	669
Operating income	60,935

Operating expenses
Credit loss expense on loans to customers	(20,755)
Personnel expenses	(9,399)
Marketing expenses	(5,101)
Technical service fee	(3,956)
Collection service fee	(1,027)
Commission fee	(1,930)
Depreciation and amortization (1)	(7,492)
Other expenses	(2,163)
Net foreign exchange gain	5,702
Total operating expenses	(46,121)

Profit before income taxes	14,814
Income tax expense	(14,193)
Net income (loss)	621

Other comprehensive income (loss) that may be reclassified to profit or loss in subsequent periods (net of tax)
Exchange difference on translation of foreign operations	(2,227)
Total comprehensive income (loss)	(1,606)

Group's share of net income (loss)	261
Group's share of other comprehensive income (loss)	(935)

(1) Includes US$6.2 million in depreciation and amortization of fair value adjustments done by the Group.

As of December 31,
[US$ thousands]	2020
Assets, excluding goodwill	254,596
Goodwill	447,300
Liabilities	72,702
Equity	629,194

OPay

OPay Limited is an associate in which the Group has a 13.10% ownership interest, of which 10.24% is held in preferred shares and 2.86% in ordinary shares. The investment in ordinary shares is accounted for in accordance with the equity method, while the preferred shares are accounted for as long-term interests in the associate and measured at fair value through profit or loss. For information about the measurement of the preferred shares, see Note 16.

In 2018, OPay launched a mobile wallet (“OWallet”) to customers in Nigeria, a market characterized by a large un-banked population with low mobile money penetration. OPay’s goal is to become a one-stop mobile-based platform for financial and social inclusion.

In 2020, OPay’s payment initiatives, OWallet and point of sale solutions for merchants, OPos, continued to scale, both in the number of users and total transaction volume. OPay's revenues in the fourth quarter of 2020 were approximately 450% higher than in the first quarter of the year. In 2020, OPay had revenues of US$38.4 million, and exited the year with US$69 million annual revenue run rate (based on fourth quarter performance). Cost of revenue in 2020 was US$13.3 million, while operating expenses were US$48.6 million. The net loss after taxes for OPay was US$30.6 million for 2020.

To fund its growth, OPay raised a total of US$170 million in new capital from investors in 2019 by issuing both ordinary and preferred shares. On May 27, 2019, Opera acquired 3,210,617 Series Seed+ preferred shares in OPay for US$7.5 million by converting loans to equity. Moreover, on May 29, 2019, Opera acquired 1,230,736 Series A preferred shares in OPay for US$4.6 million by converting US$2.67 million of debt to equity and by transferring US$1.93 million in cash. By the end of 2019, the accumulated investment made in OPay was US$12.1 million. Of the loans converted to equity in 2019, US$4,969 was classified as part of the net investment in prior periods. There were no funding rounds during 2020, except for OPay obtaining convertible loans totaling US$30 million.

StarMaker

Star Group Interactive Inc. (formerly StarMaker Inc. and here referred to as “StarMaker”) is an associate in which the Group has preferred shares representing a 19.35% ownership interest. The preferred shares, accounted for as long-term interests and measured at fair value through profit or loss, have dividend and liquidation preference. For information about the measurement of the preferred shares, see Note 16.

StarMaker is a technology-driven social media company focused on music and entertainment. StarMaker enables users to record and share their own music videos, collaborate with other musicians, connect with other users and follow their idols on the social platform. In 2020, StarMaker grew revenues by approximately 210% to US$89.9 million, and exited the year with US$127 million annual revenue run rate (based on fourth quarter performance). The net profit after taxes was US$13.2 million for 2020. This was driven by a doubling of daily active users and increased monetization. StarMaker is popular in emerging markets like Southeast Asia, Middle East, and is also seeing solid growth in developed markets.

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

Powerbets

Powerbets Holdings Limited was a joint venture in which the Group held a 50.1% ownership interest, while Supabets HL Limited owned the remaining 49.9%. The joint venture was established on August 1, 2017. Powerbets provides a platform for sports betting, virtual sports betting, and gaming services throughout Africa.

The Group disposed of its entire Powerbets ownership interest in December 2020, resulting in a gain on disposal of US$2.1 million, which was recognized as Other income in the Statement of Operations. In 2020, the Group recognized US$10.5 million in credit loss expense related to trade receivables and long-term loans provided to Powerbets in the period from 2017 until 2020. The credit loss expense was recognized as Credit loss expense related to divested joint venture in the Statement of Operations. See Note 14 for additional information on the credit loss expense.

2018 summary information regarding OPay, StarMaker, nHorizon and Powerbets
	Year ended December 31, 2018
[US$ thousands]	OPay	StarMaker	nHorizon	Powerbets
The Group’s interest	19.90%	19.35% (1)	29.09%	50.10%
Revenue	848	12,332	48,992	4,498
Operating profit (loss)	(359)	(9,535)	(1,568)	(4,528)
Net income (loss)	(384)	(8,497)	(2,056)	(4,735)
Other comprehensive income that may be reclassified to net income	-	-	-	188
Total comprehensive income	(384)	(8,497)	(2,056)	(4,547)
Group's share of net income (loss)	(76)	N/A	(598)	(2,372)

Current assets	4,302	21,366	9,761	2,751
Non-current assets	4,918	11,245	1,065	2,851
Current liabilities	12,043	30,163	3,818	7,818
Non-current liabilities	453	-	5,469	5,114
Equity	(3,276)	2,448	1,539	(7,331)

2019 summary information regarding OPay, StarMaker, nHorizon and Powerbets
	Year ended December 31, 2019
[US$ thousands]	OPay	StarMaker	nHorizon	Powerbets
The Group’s interest	13.10% (2)	19.35% (1)	29.09%	50.10%
Revenue	16,687	29,035	43,335	4,990
Operating profit (loss)	(71,678)	(8,485)	1,821	(3,016)
Net income (loss)	(71,474)	(8,485)	1,780	(5,134)
Other comprehensive income that may be reclassified to net income	-	-	-	-
Total comprehensive income	(71,474)	(8,485)	1,780	(5,134)
Group's share of net income (loss)	(2,938)	N/A	518	(2,572)
Gain on partial disposal	1,174	-	-	-
Total share of net income (loss)	(1,764)	N/A	518	(2,572)

Current assets	99,238	13,869	8,225	4,447
Non-current assets	24,656	11,377	695	1,560
Current liabilities	28,870	29,870	5,875	13,074
Non-current liabilities	170,015	-	-	5,754
Equity	(74,992)	(4,624)	3,045	(12,822)

2020 summary information regarding OPay, StarMaker, nHorizon and Powerbets
	Year ended December 31, 2020
[US$ thousands]	OPay	StarMaker		nHorizon	Powerbets
The Group’s interest	13.10% (2)	19.35%	(1)	29.09%	0.00%
Revenue	38,388	89,937		12,837	9,638
Operating profit (loss)	(30,700)	13,298		(1,827)	(1,029)
Net income (loss)	(30,618)	13,151		(1,840)	(1,481)
Other comprehensive income that may be reclassified to net income	-	-		-	-
Total comprehensive income	(30,618)	13,151		(1,840)	(1,481)
Group's share of net income (loss)	(876)	N/A		(535)	(742)

Current assets	72,573	36,600		6,068	N/A
Non-current assets	34,860	13,000		578	N/A
Current liabilities	40,368	36,900		5,302	N/A
Non-current liabilities	180,639	34,800		-	N/A
Equity	(113,575)	(22,100)		1,343	N/A

(1) The Group ownership interest in StarMaker is held through preferred shares, which are measured at fair value through profit or loss.

(2) Reflects the total ownership interest in OPay as of December 31, 2019 and 2020, 10.24% of which is held in preferred shares and 2.86% in ordinary shares. The share of net income (loss) recognized under the equity method was calculated based on the investment in ordinary shares, relative to the total number of shares outstanding. The Group owns 8.85% of the total number of ordinary shares issued by OPay.

	Year ended December 31, 2019
[US$ thousands]	OPay	StarMaker	nHorizon	Powerbets
Carrying amount as of January 1, 2019	4,330	30,000	443	289
Investment during the year	7,131	-	-	366
Change in fair value of preferred shares	33,900	4,000	-	-
Foreign exchange adjustment	-	-	3	-
Other adjustments	673	-	-	157
Share of net income (loss)	(2,938)	N/A	518	(2,572)
Share of other comprehensive income	-	NA	-	-
Carrying amount as of December 31, 2019	43,096	34,000	963	(1,760)

Groups share in %	13.10%	19.35%	29.09%	50.10%
Groups share in equity	(2,145)	n/a	886	(6,424)
Unrecognized intangible assets	-	n/a	-	566
Equity method adjustments	(759)	n/a	77	4,097
Fair value of preferred shares (1)	46,000	34,000	-	-
Carrying amount as of December 31, 2019	43,096	34,000	963	(1,760)

	Year ended December 31, 2020
[US$ thousands]	Nanobank	OPay	StarMaker	nHorizon	Powerbets
Carrying amount as of January 1, 2020	-	43,096	34,000	963	(1,760)
Investment during the year (2)	264,936	-	-	-	440
Change in fair value of preferred shares	-	3,000	21,000	-	-
Foreign exchange adjustment	-	-	-	35	-
Share of net income (loss) (3)	261	(876)	N/A	(535)	(742)
Share of other comprehensive income (loss)	(935)	-	-	-	-
Disposal of investment	-	-	-	-	2,063
Carrying amount as of December 31, 2020	264,261	45,220	55,000	463	-

Groups share in %	42.00%	13.10%	19.35%	29.09%	0%
Groups share in equity	264,261	(3,248)	N/A	391	N/A
Equity method adjustments	-	(532)	-	72	-
Fair value of preferred shares (1)	N/A	49,000	55,000	-	N/A
Carrying amount as of December 31, 2020	264,261	45,220	55,000	463	-

(1) The carrying amount of the preferred shares form part of the net investment in the associates.

(2) The cost of the investment in Nanobank was the fair value of the Group's ownership interest in the entity obtained following the contribution of TenSpot Pesa Limited.

(3) In 2020, the Group recognized US$3,897 thousand in credit loss expense on long-term loans due from Powerbets. Because the long-term loans were classified as part of the net investment in Powerbets, these had absorbed losses under the equity method in the period from 2017 until 2020, resulting in their carrying amount being zero at the time the Group concluded that they were credit impaired. Upon recognition of the impairment loss, the equivalent amount was recognized as income on the line item for Share of net income (loss) of associates and joint ventures in the Statement of Operations. Thus, the credit loss expense was effectively reclassified as such in the Statement of Operations for 2020. The amount for share of net loss from Powerbets in the table above does not include the impact of that reclassification.

NOTE 14.	TRADE RECEIVABLES, OTHER RECEIVABLES AND PREPAYMENTS

[US$ thousands]	As of December 31,
Trade receivables	2019	2020
Trade receivables	39,981	18,152
Unbilled receivables	9,390	10,658
Total	49,371	28,809

[US$ thousands]	As of December 31,
Other receivables	2019	2020
VAT	1,232	1,218
Receivable due from Otello Corporation ASA	924	-
Receivable due from OPay (1)	-	5,000
Deposit in restricted escrow account	52,878	-
Other	4,078	4,532
Total	59,112	10,750

(1) The receivable due from OPay is the consideration for the sale of Blue Ridge Microfinance Bank. See Note 26 additional information.

[US$ thousands]	As of December 31,
Prepayments	2019	2020
Prepaid expenses (1)	25,809	9,061
Total	25,809	9,061

(1) See Note 26 for specification of amount of prepaid expenses with Mobimagic Digital Technology Ltd.

[US$ thousands]	As of December 31,
Allowance for impairment of trade receivables	2019	2020
As of period start	1,619	1,446
Loss allowance related to trade receivables due from Powerbets	-	6,579
Other changes in the period	(173)	(382)
As of period end	1,446	7,643

As of period end, the aging of trade receivables was as follows.

[US$ thousands]		Neither past due	Past due
Aging analysis of trade receivables	Total	nor impaired	<30 days	31-60 days	61-90 days	>90 days (1)
As of December 31, 2019	39,981	22,125	8,761	657	341	8,097
As of December 31, 2020	18,152	14,647	1,425	367	117	1,597

(1) As of year-end 2020, the total amount of trade receivables due from Powerbets, which was a joint venture until its disposal, was US$ nil (December 31, 2019: US$6,579 thousand).

For trade receivables, the Group recognizes a loss allowance based on lifetime expected credit losses as of each reporting date. The Group makes specific loss provisions at the level of specific invoices where information exists that management can utilize in its determination of risk. For trade receivables where no specific risk information is identified, the Group uses a provision matrix that is based on the nature of the receivable, location of its invoicing and the age of the invoice relative to its due date, reflecting its historical credit loss experience and adjusting for forward-looking factors specific to the debtors and the economic environment. As of December 31, 2020, the Group had recognized loss provisions related to receivables due from related parties of US$85 thousand (December 31, 2019: US$0).

As of December 31, 2020, the loss allowance totaled US$7,643 thousand, corresponding to 26.5% of trade receivables (December 31, 2019: US$1,446 thousand, corresponding to 2.9% of trade receivables).

Of the total loss allowance of US$7,643 thousand for trade receivables, US$6,579 thousand was related to trade receivables due from Powerbets, a joint venture of the Group until December 2020, at which point in time it was disposed of. In addition to the expected credit losses on trade receivables due from Powerbets, the Group recognized an impairment loss of US$3,897 thousand on long-term receivables due from Powerbets. Because the long-term loans were classified as part of the net investment in Powerbets, these had absorbed losses under the equity method in the period from 2017 until 2020, resulting in their carrying amount being zero at the time the Group concluded that they were credit impaired. Upon recognition of the impairment loss, the equivalent amount was recognized as income on the line item for Share of net income (loss) of associates and joint ventures in the Statement of Operations. Thus, the credit loss expense was effectively reclassified as such in the Statement of Operations for 2020. The credit loss expense on trade receivables and long-term loans due from Powerbets was recognized in the Statement of Operations as "credit loss expense related to divested joint venture". As of December 31, 2020, the carrying amount of trade receivables and long-term loans due from Powerbets was zero.

For details regarding the Group’s procedures on managing credit risk, please refer to Note 23.

NOTE 15.	CASH AND CASH EQUIVALENTS

[US$ thousands]	As of December 31,
Cash and cash equivalents	2019	2020
Restricted cash	216	280
Cash and cash equivalents	139,271	133,888
Total	139,487	134,168

Restricted cash

Restricted cash is related to employee payroll tax withholdings for Norwegian employees, which are held in restricted deposit accounts under applicable regulations. The Group considers these balances to be cash equivalents because the related liabilities are settled from these accounts on a continuous basis.

NOTE 16.	FINANCIAL ASSETS AND LIABILITIES

In 2019 and 2020 the Group had the following financial instruments:

●	Loans and receivables: Trade receivables, loans to customers, other receivables, preferred shares, and other current and non-current financial assets.
●	Equity instruments: Holdings of publicly traded securities.
●	Loans, borrowings and payables: Interest-bearing loans, lease liabilities, trade payables, other payables and other current and non-current financial liabilities.

The tables below show the various financial assets and liabilities, grouped in the different categories of financial instruments.

[US$ thousands]	As of December 31,
Financial assets	2019	2020
Financial assets at amortized cost
Non-current financial assets (1)	1,351	1,490
Trade receivables	49,371	28,809
Other short-term receivables (2)	59,112	10,750
Loans to customers	-	68
Other current financial assets	1,535	856
Total financial assets at amortized cost	111,369	41,973

Financial assets at fair value through profit or loss
Preferred shares in associates (3)	80,000	104,000
Loans to customers (2)	93,115	-
Listed equity instruments	42,146	-
Total financial assets at fair value through profit or loss	215,261	104,000

Total financial assets	326,630	145,973

(1) Includes long-term deposits for office rent.

(2) Upon loss of control over the microlending business, cash deposited into an escrow account as security for loans from a credit institution, which was US$52.9 million as of December 31, 2019, and loans to customers, were derecognized. See Note 9 for further information.

(3) The carrying amount of preferred shares is presented as Investments in associates and joint ventures in the Statement of Financial Position, while changes in fair value is presented as Change in fair value of preferred shares in associates in the Statement of Operations. In 2020, the Group recognized an unrealized gain on the preferred shares of US$24.0 million (2019: US$37.9 million, 2018: US$0). See Note 13 for more information.

[US$ thousands]	As of December 31,
Financial liabilities	2019	2020
Financial liabilities at amortized cost
Lease liabilities and other loans (1)	56,974	8,972
Trade and other payables	57,125	25,454
Other financial liabilities	15,279	13,107
Total financial liabilities at amortized cost	129,378	47,533

Financial liabilities at fair value through profit or loss
Short position in listed equity instruments	-	744
Total financial liabilities at fair value through profit or loss	-	744

Total financial liabilities	129,378	48,277

(1) See Notes 17 and 22 for more information.

The tables below specify the gains (losses) from the Group’s investments in listed equity instruments.

[US$ thousands]
Gain (loss) on listed equity instruments in 2019	Realized gain (loss)	Unrealized gain (loss)	Total
Long positions	6,278	2,564	8,842
Short positions	(365)	-	(365)
Total	5,913	2,564	8,477

[US$ thousands]
Gain (loss) on listed equity instruments in 2020	Realized gain (loss)	Unrealized gain (loss)	Total
Long positions	12,910	-	12,910
Short positions	10	113	123
Total	12,920	113	13,033

Net gains from publicly traded securities in 2019 and 2020 were recognized in the Statement of Operations as Finance income, while the net loss in 2018 was presented as a Finance expense.

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

Fair value of preferred shares in OPay and StarMaker

The fair values of preferred shares in OPay and StarMaker as of year-end 2019 and 2020 were measured using methods and techniques that reflect the economic rights and benefits of the preferred shares. These rights and benefits include a right to redeem the preferred shares at the preferred share issue price plus 8% interest rate per year and a right to receive the invested amount in the event of liquidation before payments are made to holders of ordinary shares. Moreover, the preferred shares in StarMaker have a priority on dividends by providing a right to 8% annual return to the Group prior to dividends being made to holders of ordinary shares. The Group's preferred shares in both OPay and StarMaker have the same voting rights as ordinary shares.

A combination of the following three valuation methods was used to estimate the fair value of the preferred shares:

●	Probability-weighted expected return method (“PWERM”)
●	Option pricing model (“OPM”)
●	Current value method (“CV”)

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

The current value method allocates value to each share class based on an estimated equity value (on a controlling basis). The method bases allocation of value as of the valuation date and not a future date. It is most appropriate when a liquidity event, such as an acquisition or dissolution, is imminent, or when the company is at a very early stage.

Under all three methods, a discount for lack of marketability (“DLOM”) was applied to reflect that the shares in a private and early-stage company are considered to be illiquid. Shares that cannot be readily liquidated generally have a lower fair value and it is therefore appropriate to consider a discount when estimating fair value. For the preferred shares in OPay, a DLOM in the range 10-20% was applied (December 31, 2019: 5-15%), while for the preferred shares in StarMaker, a DLOM in the range of 30-40% was applied (December 31, 2019: 25-35%). That a lower DLOM range was applied for the preferred shares in OPay reflect that there have been multiple transactions in equity instruments of the company, including transactions with investors that are not related parties of the Group.

The option pricing model and the current value method builds on estimates of the fair value of the equity in the investees. For OPay, the estimate for fair value of equity as of December 31, 2020, was US$555 million (December 31, 2019: US$500 million), while for StarMaker it was US$350 million (December 31, 2019: US$155 million). The estimated fair value of equity in OPay at year-end was primarily based on discounted future expected cash flows and valuation multiples. The estimated fair value of equity in StarMaker was primarily based on the price in an observed transaction.

The Group determined that the rounded mid-points of the averages of estimated ranges of fair values reflected the best estimate of the price that would be received in orderly transactions if the preferred shares were sold as of December 31, 2019 and 2020. Consequently, the preferred shares in OPay were measured at US$49.0 million (December 31, 2019: 46.0 million), while the preferred shares in StarMaker were measured at US$55.0 million (December 31, 2019: US$34.0 million). The preferred shares in OPay were acquired in 2019 for US$12.1 million, while the preferred shares in StarMaker were acquired in 2018 for US$30.0 million.

A key unobservable input in all the three methods was the discount for lack of marketability. Other key unobservable inputs included the weighted average cost of capital for the PWERM method and the value of equity for the OPM and CV methods. The tables below show the sensitivities to the key unobservable inputs in the measurement of the fair value of the preferred shares in OPay and StarMaker.

[US$ thousands]		As of December 31, 2019		As of December 31, 2020
Effect on fair value measurement of preferred shares in OPay	Key unobservable input	Decrease	Increase	Decrease	Increase
Discount for lack of marketability (5 percentage points movement)	PWERM, OPM and CVM	2,720	(2,409)	2,811	(2,811)
Weighted average cost of capital (2 percentage points movement)	PWERM	1,408	(608)	1,087	(1,009)
Equity value of the company (10% movement)	OPM and CVM	(3,597)	2,406	(3,093)	3,092

[US$ thousands]		As of December 31, 2019		As of December 31, 2020
Effect on fair value measurement of preferred shares in StarMaker	Key unobservable input	Decrease	Increase	Decrease	Increase
Discount for lack of marketability (5 percentage points movement)	PWERM, OPM and CVM	2,585	(2,293)	4,221	(4,221)
Weighted average cost of capital (2 percentage points movement)	PWERM	389	(85)	367	(351)
Equity value of the company (10% movement)	OPM and CVM	(1,449)	1,438	(2,947)	2,944

The following table provides the fair value measurement hierarchy of the Group’s assets and liabilities.

Fair value measurement hierarchy for assets as of December 31, 2019
		Fair value measurement using
[US$ thousands]	Date of valuation	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Assets measured at fair value
Preferred shares in associates	December 31, 2019	-	-	80,000
Loans to customers	December 31, 2019	-	-	93,115
Listed equity instruments	December 31, 2019	42,146	-	-

Fair value measurement hierarchy for assets as of December 31, 2020
		Fair value measurement using
[US$ thousands]	Date of valuation	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Assets measured at fair value
Preferred shares in associates	December 31, 2020	-	-	104,000

Fair value measurement hierarchy for liabilities as of December 31, 2020
		Fair value measurement using
[US$ thousands]	Date of valuation	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Liabilities measured at fair value
Short position in listed equity instruments	December 31, 2020	744	-	-

There were no liabilities measured at fair value as of December 31, 2019.

There were no transfers between the fair value measurement levels during 2019 and 2020.

NOTE 17.	LEASE LIABILITIES AND OTHER LOANS

The terms, including interest rates and maturities, and the total carrying amount of lease liabilities and interest-bearing loans are presented below.

[US$ thousands]			As of December 31,
Lease liabilities and interest-bearing loans	Interest rate	Maturity	2019	2020
Lease liabilities			12,003	7,800
Interest-bearing loans	4.00%	January 2021 - July 2023	43,904	801
Total			55,907	8,601

Total lease liabilities and other loans, non-current and current are summarized below.

[US$ thousands]	As of December 31,
Non-current lease liabilities and other loans	2019	2020
Lease liabilities	7,378	3,094
Interest-bearing loans	736	490
Other loans	1,067	-
Total	9,181	3,584

[US$ thousands]	As of December 31,
Current lease liabilities and other loans	2019	2020
Lease liabilities	4,625	4,706
Interest-bearing loans	43,169	311
Other loans	-	371
Total	47,793	5,389

See Note 20 for a maturity analysis of the financial liabilities.

The Group is the lessee for leases of office space, data centers and servers and other equipment used in its operations.

The Statement of Financial Position has the following amounts relating to leases.

[US$ thousands]	As of December 31,
Amounts recognized in the Statement of Financial Position	2019	2020
Right-of-use assets (1)
Office properties	6,178	4,974
Equipment	5,528	2,335
Total	11,706	7,309

Lease liabilities
Current	4,625	4,706
Non-current	7,378	3,094
Total	12,003	7,800

(1) Additions to and remeasurements of the right-of-use assets during the 2020 financial year were US$1.1 million.

The Statement of Operations has the following amounts relating to leases.

[US$ thousands]	Year ended December 31,
Amounts recognized in the Statement of Operations	2019	2020
Depreciation charge of right-of-use assets
Office properties	1,752	2,221
Equipment	2,739	2,529
Total	4,491	4,750

Interest expense (included in Finance expense)	457	397
Net foreign exchange gain (loss)	-	(140)

The total cash outflow for leases in 2020 was US$7,639 thousand.

Lease contracts are typically made for fixed periods of 6 months up to 6 years but may have extension options as described below. Contracts may contain both lease and non-lease components, which are accounted for separately. The Group allocates the consideration in the contract to the lease and non-lease components based on their relative stand-alone prices. Lease terms are negotiated on an individual basis and are for a wide range of different terms and conditions. Some lease agreements required that the Group provide cash deposits as security for lease payments, while a guarantee is made by the Group in favor of Dell as security for all present and future lease liabilities, as disclosed in Note 22. Leased assets may not be used as security for borrowing purposes.

Prior to the adoption of IFRS 16 on January 1, 2019, as disclosed in Note 2, leases of office properties and equipment were classified as finance or operating leases. From January 1, 2019, leases other than those leases that have a lease term of 12 months or less and leases for which the underlying asset is of low value, are recognized as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by the Group. Assets and liabilities arising from a lease are initially measured on a present value basis.

To determine the incremental borrowing rate, which was the basis on which lease payments were discounted, the Group:

●	Where possible, uses recent third-party financing received by the individual lessee as a starting point, adjusted to reflect changes in financing conditions since third-party financing was received.
●	Used a build-up approach that started with a risk-free interest rate adjusted for credit risk for leases held by the Group, which does not have recent third-party financing.
●	Made adjustments specific to the lease, e.g., term, country, currency and security.

Extension and termination options

Extension and termination options are included in a number of property and equipment leases across the Group. These are used to maximize operational flexibility in terms of managing the assets used in the Group’s operations. The majority of extension and termination options held are exercisable only by the Group and not by the respective lessor.

NOTE 18.	TRADE AND OTHER PAYABLES

[US$ thousands]	As of December 31,
Trade and other payables	2019	2020
Trade payables due to related parties (1)	28,864	4,685
Other trade payables	19,813	17,764
Employee withholding tax	325	1,044
VAT	7,361	1,162
Payroll tax (2)	761	799
Total	57,125	25,454

(1) See Note 26 for more information.

(2) Includes accruals for social security costs related to share-based remuneration.

For a schedule of maturities for trade and other payables, see Note 20.

NOTE 19.	OTHER CURRENT LIABILITIES

[US$ thousands]	As of December 31,
Other current liabilities	2019	2020
Accrued personnel expenses	10,472	11,985
Trading liability (1)	-	744
Customer deposits	2,694	-
Other current liabilities	1,976	310
Total	15,142	13,040

(1) See Note 16 for additional information.

NOTE 20.	SCHEDULED MATURITIES OF FINANCIAL LIABILITIES

[US$ thousands]	Less than	1 to 3	Over 3
As of December 31, 2019	12 months	years	years	Total
Non-current
Lease liabilities (Note 17)	-	7,681	1,247	8,928
Interest-bearing loans including interest (Note 17)	-	1,840	-	1,840
Other non-current liabilities	-	-	137	137
Current
Trade and other payables (Note 18)	57,125	-	-	57,125
Lease liabilities (Note 17)	4,930	-	-	4,930
Interest-bearing loans including interest (Note 17)	43,303	-	-	43,303
Other current liabilities (Note 19)	15,142	-	-	15,142
Total financial liabilities including interest	120,500	9,521	1,384	131,405

[US$ thousands]	Less than	1 to 3	Over 3
As of December 31, 2020	12 months	years	years	Total
Non-current
Lease liabilities (Note 17)	-	3,224	-	3,224
Interest-bearing loans including interest (Note 17)	-	505	-	505
Other non-current liabilities	-	-	68	68
Current
Trade and other payables (Note 18)	25,454	-	-	25,454
Lease liabilities (Note 17)	4,914	-	-	4,914
Interest-bearing loans including interest (Note 17)	337	-	-	337
Other current liabilities (Note 19)	13,040	-	-	13,040
Total financial liabilities including interest	43,744	3,729	68	47,541

NOTE 21.	CHANGES IN LIABILITIES ARISING FROM FINANCING ACTIVITIES

Changes in liabilities arising from financing activities in 2019
[US$ thousands]	As of January 1, 2019	Impact of adopting IFRS 16	Cash flows	Foreign exchange movement	Other (1)	As of December 31, 2019
Interest-bearing loans and liabilities, non-current	2,238	-	(1,509)	-	7	736
Lease liabilities, non-current	33	10,709	(1,693)	(33)	(1,638)	7,378
Interest bearing loans and liabilities, current	196	-	43,163	-	10	43,369
Lease liabilities, current	1,802	4,260	(1,062)	-	(375)	4,625
Other loans	492	(64)	-	-	439	867
Total liabilities from financing activities	4,761	14,905	38,899	(33)	(1,557)	56,975

Changes in liabilities arising from financing activities in 2020
[US$ thousands]	As of January 1, 2020	Cash flows	Foreign exchange movement	Other (1)	As of December 31, 2020
Interest-bearing loans and liabilities, non-current	736	(246)	-	-	490
Lease liabilities, non-current	7,378	(3,782)	-	(502)	3,094
Interest bearing loans and liabilities, current	43,369	(43,058)	-	-	311
Lease liabilities, current	4,625	(420)	-	502	4,707
Other loans	867	-	-	(496)	371
Total liabilities from financing activities	56,975	(47,506)	-	(496)	8,973

(1) The "Other" column includes the effect of reclassification of the non-current portion of liabilities to current due to the passage of time and the effect of accrued but not yet paid interest on interest-bearing loans and borrowings, including lease liabilities.

All items of liabilities are included in "Non-current lease liabilities and other loans" or "Current lease liabilities and other loans" in the Statement of Financial Position.

NOTE 22.	GUARANTEES AND OTHER COMMITMENTS

A guarantee has been made by the Group in favor of Dell Bank International d.a.c. ("Dell") as a security for all present and future lease liabilities of the Group (as the lessee) to Dell. This guarantee is limited to a principal amount of US$11,660 thousand, with the addition of any interests, costs and/or expenses accruing on the liabilities and/or as a result of the Group’s non-fulfilment of the liabilities. The guarantee is valid for 10 years from January 17, 2017.

NOTE 23.	FINANCIAL RISK MANAGEMENT

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

The Group’s exposure to interest risk is limited because financial liabilities have fixed interest rates and future interest payments on these will thus not fluctuate. The Group expects to settle all financial liabilities at maturity, meaning changes in market interest rates will only impact their fair value temporarily. Financial assets are not interest-bearing, except for deposits with banks.

Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. Our exposure to the risk of changes in foreign exchange rates relates primarily to our consolidated results being presented in U.S. Dollar, while our revenues are generated in nearly all global currencies, though often converted to USD or EUR before being paid to us from our partners. The Group incurs operating expenses in various currencies, including the Norwegian krone, Chinese renminbi, Polish zloty, Swedish krona, Indian rupee, Kenyan shilling, Nigerian naira, Great British Pounds and the Euro. Additionally, the Group is exposed to foreign currency risk due to monetary items recognized on the balance sheet being denominated in currencies other than the functional currency, which for most of the Group’s entities is the U.S. Dollar. Management is closely monitoring the Group’s exposure to foreign currency risk and seeks to minimize its exposure to such risk. The Group's exposure to foreign currency risk related to cash on hand is limited.

Equity price risk

While the Group did not hold any investment in listed equity instruments as of December 31, 2020, the Group held such investments throughout 2020. Investments in listed equity instruments exposed the Group to equity price risk. Specifically, such holdings are susceptible to market price risk arising from uncertainties about future values of such securities.

Our investment activity in listed equity instruments is managed by Kunlun Group Limited, a related party of the Group, and is overseen by the Group’s CEO. The investment activity, including risk management, is subject to set requirements for performance monitoring, risk tolerance, investment strategies and diversification. Under the applicable policies of the Group, the total capital allocated to investments in listed equity instruments is limited up to US$70 million. During 2020, the Group invested in shares listed on stock exchanges in mainland China, Hong Kong and the United States. The majority of the investments were in companies in the tech and electronics industries. The Group also wrote call options on listed equity instruments to a limited extent, resulting in a gain of US$124 thousand in 2020. The written call options, representing a financial liability of the Group, had a fair value of US$744 thousand as of December 31, 2020. The written call options exposed the Group to equity price risk due to the counterparties' rights to buy the underlying listed equity instrument from the Group for a fixed price. This specific risk was managed by the Group only writing call options with relative short durations, by limiting the number of contracts entered into, and by preparing to purchase the underlying shares in the event of certain levels of adverse price movements. While the Group did not enter into short positions during 2020, the investment policies allow such positions to be entered into.

As of December 31, 2020, the Group had no holdings of publicly traded equity instruments (2019: US$42,146 thousand).

The net gain from publicly traded instruments in 2020 was US$13,033 thousand (2019: net gain of US$8,477 thousand; 2018: net loss of US$1,485 thousand).

The goal of investing in listed equity instruments is to achieve the highest possible return on invested capital relative to the risk taken. The Group seeks to invest in liquid equity instruments in order to reduce costs when instruments are to be realized.

Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset. The Group's liquidity risk is limited given its significant cash position and low debt-to-equity ratio as of December 31, 2020. See Note 20 for an overview of maturity profile on the Group’s financial liabilities.

Credit risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss for the Group.

The Group is exposed to credit risk from its operating activities, primarily trade receivables, and from its cash management activities, including deposits with banks and financial institutions, and other receivables, such as loans to associates and joint ventures (details in Note 26). The Group’s revenue comes mainly from sales where settlement in cash generally takes place within 30-90 days of the invoice being issued, which is concurrently when the Group has an unconditional right to consideration. For some specific revenue streams, including those relating to OPay, settlement is agreed to extend beyond 90 days. The management of credit risk related to trade receivables is handled as part of the business risk and is continuously monitored by the Group. Details of outstanding accounts receivables are disclosed in Note 14.

NOTE 24.	CAPITAL MANAGEMENT

The objectives of the Group’s capital management are to maintain a strong capital base to support investor, creditor and market confidence and to sustain future development of the business in accordance with its growth plans.

As part of the Group's cash management policy, up to US$70 million of the Group’s capital may be used to invest in publicly traded securities in accordance with the applicable board instructions to the management of the Group. The investment activity is managed by Kunlun Group Limited, a related party of the Group, and is overseen by the Group’s CEO. The goal of investing in listed equity instruments is to achieve the highest possible return on invested capital relative to the risk taken. The Group started writing call options in 2020, which resulted in a net gain of US$124 thousand. The Group did not have short positions during 2020. In 2019, short positions resulted in a net loss of US$365 thousand and in 2018, a net gain of US$38 thousand. As of December 31, 2020, the fair value of the liability related to written call options was US$744 thousand, and as of the same date the Group did not hold any investments (long positions) in publicly traded equity securities. As of December 31, 2019, the Group had investments in publicly traded equity instruments with a fair value of US$42,146 thousand. The combined net gain in 2020 on investments and written call options was US$13,033 thousand, compared to a net gain of US$8,477 thousand in 2019 and a net loss of US$1,485 thousand in 2018.

On January 17, 2020, the board of directors approved a share repurchase program, which authorized management of the Group to execute the repurchase of up to US$50.0 million of ADSs by January 17, 2021, in any form that management may deem appropriate. As of December 31, 2020, the Group had repurchased 5,893,139 ADSs, representing 11,786,278 ordinary shares, for a total cost of US$49,049 thousand.

As of December 31, 2020, the Group had an equity ratio of 94% and working capital, as expressed by total current assets less total current liabilities, of US$138,609 thousand. The total amount of cash and cash equivalents was US$134,168 thousand.

See Note 20 for a schedule of maturities for financial liabilities.

NOTE 25.	GROUP INFORMATION

The following subsidiaries are included in the Group’s consolidated financial statements.

Parent company	Registered office	Domicile
Opera Limited	George Town	Cayman Islands

	Registered		Ownership interest
Group entities	office	Domicile	and voting rights
Kunhoo Software LLC	George Town	Cayman Islands	100%
Kunhoo Software Limited	Hong Kong	Hong Kong	100%
Kunhoo Software S.a.r.l.	Luxembourg	Luxembourg	100%
Kunhoo Software AS	Oslo	Norway	100%
Opera Norway AS	Oslo	Norway	100%
Opera Software Holdings LLC	San Mateo	USA	100%
Opera Software Ireland Ltd.	Dublin	Ireland	100%
Opera Sweden AB	Linköping	Sweden	100%
Opera Software International AS	Oslo	Norway	100%
Opera Software Netherlands B.V.	Amsterdam	Netherlands	100%
Opera Software India Pvt. Ltd.	Chandigarh	India	100%
Opera Software Poland sp. z.o.o.	Wroclaw	Poland	100%
Opera Software Technology (Beijing) Co. Ltd.	Beijing	China	100%
Opera Unite HK Limited	Hong Kong	Hong Kong	100%
Opera Unite Pte. Ltd.	Singapore	Singapore	100%
Opesa South Africa (Pty) Limited	Cape Town	South Africa	100%
O-Play Digital Services Ltd.	Lagos	Nigeria	100%
O-Play Kenya Limited (2)	Nairobi	Kenya	80%
Phoneserve Technologies Co. Ltd. (2)	Nairobi	Kenya	80%
O-Play Zambia Limited	Lusaka	Zambia	100%
PT Inpesa Digital Teknologi (3)	Jakarta	Indonesia	100%
Opera Lifestyle	George Town	Cayman Islands	100%
Opera Lifestyle Nigeria Ltd.	Lagos	Nigeria	100%
OList Homes Ltd. (1)	Lagos	Nigeria	100%
OÜ PocoSys (1)	Tallinn	Estonia	100%
P2C International Limited (1)	London	United Kingdom	100%
Dify Financial Technologies Iberia S.L.A. (1)	Barcelona	Spain	100%
Opera Financial Technologies Limited	London	United Kingdom	100%
Blueboard Limited (1)	Dublin	Ireland	100%
Beijing Yuega Software Tech. Srvc. Co. Ltd. (3)	Beijing	China	100%

(1) Entities were purchased or incorporated in 2020.

(2) 20% is held by a nominee shareholder.

(3) Variable Interest Entity (VIE) contractually controlled by the Group.

The Group’s ownership interest and voting rights did not change in 2020. There were no material non-controlling interests in the Group's subsidiaries.

Business combination

On January 17, 2020, the Group acquired 100% of OÜ PocoSys for US$5.0 million. PocoSys, a company incorporated in Estonia, provides banking technologies to fintech companies. In accounting for the business combination, the Group recognized US$1.7 million in identifiable intangible assets, primarily technology, and US$3.0 million in goodwill. The Group did not assume material liabilities in the business combination.

NOTE 26.	RELATED PARTIES

At the time of the transactions described in this note, the Group’s Chairman and Chief Executive Officer had control or significant influence over Beijing Kunlun Online Network Tech Co Ltd, Beijing Kunlun Tech, Kunlun Group Limited, Mobimagic Digital Technology Ltd, Nanocred Cayman Company Limited, OPay Limited, Star Group Interactive Inc. (formerly known as StarMaker Interactive Inc.) and Ying Liang Limited, either directly or through other investments.

The Group has significant influence over OPay Limited and Star Group Interactive Inc. through ownership interests in those entities. Moreover, the Group has joint control over nHorizon by having contractually agreed to the sharing of control.

In mid-2019, the Group entered into service agreements with Mobimagic Cayman Co. Ltd. (formerly Mobi Magic (Beijing) Information Technology Co., Ltd.) and Hong Kong Fintango Limited under which these parties would provide app, systems and platform maintenance, and data processing services as well as managerial oversight to P C Financial Services, an entity that provides microloans in India and which was a subsidiary of TenSpot Pesa Limited and the Group until August 19, 2020, at which point in time it was disposed of as disclosed in Note 9. Under the agreements, the Group paid a combination of fixed and variable fees that were calculated based on revenue less credit losses and indirect taxes.

Effective from January 1, 2020, the Group entered into an investment advisory and management agreement with Kunlun Group Limited. Under the agreement, Kunlun Group Limited provides investment management services to the Group, as disclosed in Notes 23 and 24. In exchange for the services provided, the Group is obligated to pay an investment management fee, subject to the discretion of the Group's Chairman and CEO but limited to 8% of the net gain from the investment activity. In 2020, the investment management fee was US$0.5 million, equivalent to 4% of the net gain in 2020.

On March 3, 2020, the Group entered into an agreement with OPay Digital Services Limited, a subsidiary of OPay Limited, for the sale of 100% of the shares in Neofin Malelane (PTY) Ltd., a subsidiary of the Group, in exchange for US$0.1 million. Moreover, on March 17, 2020, the Group entered into an agreement with the same entity in the OPay group for the sale of 100% of the shares in the Group's subsidiary Blue Ridge Microfinance Bank Ltd. in exchange for a consideration of US$5.0 million. While the Group has an unconditional right to payment in cash, the Group expects to settle the receivable by converting it to equity in OPay Limited in a future funding round. The loss of control over Neofin Malelane (PTY) Ltd and Blue Ridge Microfinance Bank resulted in the Group recognizing a gain of US$5.3 million in the Statement of Operations for 2020.

On May 19, 2020, the Group provided a loan of KES 200 million, equivalent to US$1.9 million, to OStream Credit Limited, a subsidiary of OPay Limited. The loan was provided with a simple interest of 8% per annum. The loan was repaid on October 19, 2020. In 2020, the Group recognized interest income of US$62 thousand from the loan.

On August 19, 2020, the board of directors of the Company approved a transaction in which TenSpot Pesa Limited, a wholly owned subsidiary at the time, was to be contributed to a subsidiary of NanoCred Cayman Company Limited (“Nanobank”) in exchange for the Group obtaining an ownership interest of 42% in Nanobank. As part of the transaction, the Group agreed to transfer receivables due from TenSpot Pesa Limited to Nanobank. The transaction was completed on the same date. Prior to the transaction, Nanobank was controlled by the Group's Chairman and CEO. Additional information on the transaction is provided in Notes 9 and 13.

The Group provides and receives professional services to a number of other related parties.

Services received from Beijing Kunlun Tech consist of shared office facilities in Beijing, China.

Services provided to OPay consist of development and key management personnel services and have been invoiced based on time used. Services received from Mobimagic Digital Technology Ltd are related to distribution and promotion of the Group’s products worldwide. Mobimagic Digital Technology Ltd was initially a subsidiary of the Qihoo 360 group, later invested into by other investors, including Mr. Yahui Zhou. The Qihoo 360 group and Mr. Yahui Zhou were also two of the original shareholders of Opera Limited. Both Opera and Mobimagic Digital Technology Ltd have a need to promote their apps through mobile advertising on third-party advertising inventory. As the two companies have operated under overlapping control, it was decided to take advantage of the combined volume of advertising to be procured in order to achieve the most attractive pricing from third parties; hence the partnership. As of December 31, 2020, the Group had provided prepayments to Mobimagic Digital Technology Ltd for distribution and promotion services as part of an agreement where Mobimagic Digital Technology Ltd accepted financial risk related to the retention of acquired new users. The prepayments had a carrying amount of US$3.8 million as of December 31, 2020, compared to US$15.5 million as of December 31, 2019, while the carrying amount had reached US$ nil as of the date of this report.

On November 11, 2020, an addendum was made to the partnership agreement between the Group and Mobimagic Digital Technology Ltd., when the latter party assigned its rights and obligations under the existing agreement to Ying Liang Limited. In 2020, the Group purchased marketing and distribution-related services from Ying Liang Limited for US$3.7 million.

Additional information about transactions with associates and joint ventures is included in Note 13.

Outstanding balances as of December 31, 2019 and 2020 are unsecured and interest free, except as outlined above, and settlement occurs in cash. There have been no guarantees provided or received for any related party receivable or payable.

[US$ thousands]			As of December 31,
Balances with related parties	Category of related party	Type of balance	2019	2020
Beijing Kunlun Lexiang Network Technology Co., Ltd.	Key management personnel	Other payables	-	(15)
Beijing Kunlun Online Network Tech Co., Ltd.	Key management personnel	Other payables	-	(45)
Beijing Kunlun Tech Co., Ltd.	Key management personnel	Other payables	(177)	(773)
Beijing Kunlun Tech Co., Ltd.	Key management personnel	Trade receivables	-	13
Beijing OFY Co., Ltd.	Associate / Key management personnel	Trade receivables	-	51
Beijing Xianlaihuyu Network Tech Co., Ltd.	Key management personnel	Other payables	-	(5)
Blue Ridge Micro Finance Bank Ltd.	Associate / Key management personnel	Trade payables	-	(30)
Kunlun Global International Sdn. Bhd.	Key management personnel	Other payables	-	(8)
Kunlun Group Ltd.	Key management personnel	Trade payables	(436)	(520)
Kunlun Tech Ltd.	Key management personnel	Trade receivables	-	568
Mobimagic Digital Tech. Ltd.	Key management personnel	Distribution prepayment	15,527	3,848
Mobimagic Digital Tech. Ltd.	Key management personnel	Trade and other payables	(2,760)	-
Mobimagic Cayman Co. Ltd.	Key management personnel	Trade receivables	303	-
Mobimagic Cayman Co. Ltd. / Hong Kong Fintango Ltd.	Key management personnel	Trade and other payables	(25,598)	-
Nanocred Cayman Company Limited and subsidiaries	Associate / Key management personnel	Other receivables	-	138
nHorizon Infinite (Beijing) Software Ltd.	Joint venture	Trade receivables	-	278
nHorizon Innovation (Beijing) Software Ltd.	Joint venture	Revenue share liability	(23)	(23)
nHorizon Innovation (Beijing) Software Ltd.	Joint venture	Trade receivables	146	-
nHorizon Innovation (Beijing) Software Ltd.	Joint venture	Professional service payable	(543)	(533)
OPay Digital Services Ltd.	Associate / Key management personnel	Loan receivable	-	-
OPay Digital Services Ltd.	Associate / Key management personnel	Trade receivables	17,450	615
OPay Digital Services Ltd.	Associate / Key management personnel	Contract liability	(6,274)	-
OPay Digital Services Ltd.	Associate / Key management personnel	Other receivables	-	5,000
Paycom Nigeria Ltd.	Key management personnel	Trade receivables	1,466	-
Paycom Nigeria Ltd.	Key management personnel	Trade and other payables	(26)	(136)
Powerbets Holdings Ltd.	Joint venture	Loan receivable	3,039	-
Powerbets Holdings Ltd.	Joint venture	Trade receivable	6,579	-
Starmaker Entertainment Technology India Pvt., Ltd.	Key management personnel	Trade receivables	22	-
Wisdom Connection III Holding Inc.	Key management personnel	Other receivables	500	500
Xinyu Kunnuo Investment Management Co., Ltd.	Key management personnel	Other payables	-	180
Ying Liang Ltd.	Key management personnel	Distribution prepayment	-	22
Ying Liang Ltd.	Key management personnel	Trade and other payables	-	(3,673)
Ying Liang Ltd.	Key management personnel	Trade receivables	-	209

[US$ thousands]			Year ended December 31,
Transactions with related parties	Category of related party	Type of transaction	2018	2019	2020
Beijing Kunlun Tech Co., Ltd.	Key management personnel	Office facilities	(1,072)	(1,545)	(1,533)
Beijing Kunlun Tech Co., Ltd.	Key management personnel	Technology licensing and other revenue	-	13	-
Beijing Kunlun Tech Co., Ltd.	Key management personnel	Professional services	-	(30)	-
Beijing Kunlun Lexiang Network Technology Co., Ltd.	Key management personnel	Professional services	-	(79)	(15)
Beijing Kunlun Online Network Tech Co., Ltd.	Key management personnel	Professional services	-	(125)	(44)
Beijing Xianlaihuyu Network Tech Co., Ltd.	Key management personnel	Professional services	-	(39)	(5)
Beijing OFY Co., Ltd.	Associate / Key management personnel	Technology licensing and other revenue	-	-	543
Kunlun Global International Sdn. Bhd.	Key management personnel	Advertising revenue	68	2	-
Kunlun Global International Sdn. Bhd.	Key management personnel	Professional services	-	-	(8)
Kunlun Group Ltd.	Key management personnel	Professional investment advisory services	-	(436)	(582)
Mobimagic Digital Tech. Ltd.	Key management personnel	Technology licensing, advertising and other revenue	3,069	-	496
Mobimagic Digital Tech. Ltd.	Key management personnel	Marketing and distribution	(7,522)	(25,767)	(9,719)
Mobimagic Digital Tech. Ltd.	Key management personnel	Software license fees	-	(500)	-
Mobimagic Cayman Co. Ltd.	Key management personnel	Technology licensing and other revenue	-	303	596
Mobimagic Cayman Co. Ltd. / Hong Kong Fintango Ltd.	Key management personnel	Technology and platform fees	-	(25,598)	(23,007)
Mobimagic Cayman Co. Ltd.	Key management personnel	Professional services	-	(325)	-
nHorizon Innovation (Beijing) Software Ltd.	Joint venture	Technology licensing and other revenue	(18)	146	-
nHorizon Innovation (Beijing) Software Ltd.	Joint venture	Content cost	(45)	(38)	-
nHorizon Infinite (Beijing) Software Ltd.	Joint venture	Professional services	(941)	(156)	-
nHorizon Infinite (Beijing) Software Ltd.	Joint venture	Technology licensing and other revenue	-	-	133
OPay Digital Services Ltd.	Associate / Key management personnel	Acquisition of business	(9,500)	-	-
OPay Digital Services Ltd.	Associate / Key management personnel	Investment	-	(7,131)	-
OPay Digital Services Ltd.	Associate / Key management personnel	Technology and platform fees	(455)	-	-
OPay Digital Services Ltd.	Associate / Key management personnel	Technology licensing and other revenue	10,899	15,960	7,626
OPay Digital Services Ltd.	Associate / Key management personnel	Interest income	-	323	-
OPay Digital Services Ltd.	Associate / Key management personnel	Other income	-	-	5,289
Paycom Nigeria Ltd.	Associate / Key management personnel	Advertising and other revenue	-	1,565	866
Powerbets Holdings Ltd.	Joint venture	Technology licensing, advertising and other revenue	4,369	2,210	-
Puto Novi Financing Corporation	Key management personnel	Finance income	-	-	97
StarMaker Interactive Inc.	Key management personnel	Investment	(30,000)	-	-
StarMaker Interactive Inc.	Key management personnel	Professional services	175	150	-
Wisdom Connection III Holding Inc.	Key management personnel	Other revenue	-	8	-
Wisdom Connection III Holding Inc.	Key management personnel	Disposal of shares in associates	-	500	-
Xinyu Kunnuo Investment Management Co., Ltd.	Key management personnel	Professional services	-	-	180
Ying Liang Ltd.	Key management personnel	Marketing and distribution expenses	-	-	(3,716)
Ying Liang Ltd.	Key management personnel	Technology licensing and other revenue	-	-	209

NOTE 27.	EVENTS AFTER THE REPORTING PERIOD

The adverse impact from the global COVID-19 pandemic to revenue from the Group’s products and services during the first half of 2020 largely ceased during the second half of the year. Still, as the pandemic continues into 2021, the Group continues to observe some negative impacts from it, in particular to the amount of advertising revenue from companies in certain industries. The pandemic is also continuing to impact the financial performance of Nanobank, an associate of the Group, which has significant operations in India, where a recent surge in the rate of infections impacts Nanobank's planned timing for the launch of new products and services, and its scaling of existing services. The Group is continuing to monitor the impact of the pandemic, the measures taken to contain it and the effect of vaccination programs. The impact of the pandemic to financial performance and position of the Group in 2021 is highly uncertain.

On May 29, 2020, the Group entered into an investment agreement with AB Fjord Bank. Under the agreement, the Group was to acquire 9.9% of the share capital via a share subscription. On January 4, 2021, the capital increase in AB Fjord Bank was completed by the Group investing US$0.9 million. The Group has concluded that the investment in AB Fjord Bank is an associate to be accounted for under the equity method. AB Fjord Bank is a full-digital consumer finance bank that was founded in March 2017. In December 2019, it was granted a specialized bank license by the European Central Bank. AB Fjord Bank’s head office is in Vilnius, Lithuania.

On January 8, 2021, Kunlun Tech Limited, a subsidiary of Beijing Kunlun Tech Co., Limited, completed the acquisition of 19.5 million ordinary shares in Opera Limited, resulting in Kunlun Tech Limited holding 124.0 million of the ordinary shares outstanding, equivalent to 53.9% of the share capital at the time. Beijing Kunlun Tech Co., Limited is listed on the Shenzhen Stock Exchange.

On January 11, 2021, the Group acquired 100% of the shares in YoYo Games Limited for US$9.5 million, or US$9.0 million net of cash acquired. YoYo Games Limited owns GameMaker, a platform users can access to develop games. The acquisition forms the basis for Opera Gaming, a new division focused on expanding the Group's capabilities and monetization opportunities in gaming. The initial accounting for the business combination is incomplete as of the date these consolidated financial statements are authorized for issue because the Group is still assessing the inputs for determining the fair values of the assets and liabilities acquired and assumed. Based on the preliminary allocation of the purchase price, goodwill from the acquisition is measured at US$6.4 million. The Group did not assume material liabilities from the business combination.

On January 17, 2021, the share repurchase program disclosed in Note 24 was terminated. Under the program, the Group repurchased a total of 5,976,455 ADSs for US$49.8 million.

Subsequent to February 25, 2021, the third exercise period of the Group’s equity program took place, including RSUs that had vested on January 1, 2021. A total of 1,086,340 RSUs were exchanged for an equivalent number of ADSs in Opera Limited. On May 25, 2021, the Group awarded 40,000 options and 1,965,825 RSUs that vest over 2022-2025. The awards were granted according to the Group’s existing share incentive plan and follow the final vesting period of the grants made in 2017. Combined, 22% of awarded options and RSUs are scheduled to vest in 2022, 24% in 2023, 27% in 2024 and 27% in 2025.

In January 2020, the Company and certain of its directors and officers were named as defendants in a putative class action filed in the United States District Court for the Southern District of New York: Brown v. Opera Limited. et al., Case No. 20-cv-674 (S.D.N.Y.). The complaint, as amended, alleged that the Company had made certain material misstatements and/or omissions in violation of US securities laws. The Company announced its decision to vigorously defend itself from these allegations and moved to dismiss the complaint. On March 13, 2021, the court granted the Company’s motion to dismiss, dismissing all of the claims on multiple grounds. The plaintiffs in the action determined to forgo their right to file a further amended complaint and instead stipulated to dismissal of the litigation. The case was dismissed with prejudice in an order entered on April 22, 2021.

On June 4, 2021, the Group entered into an agreement to sell 41,071,355 of its preferred shares in OPay for a consideration of US$50 million. The transaction closed on the same date and resulted in a gain of US$31.1 million versus the carrying amount of these shares. Opera will retain 101,020,495 shares in OPay, consisting of 31,058,025 ordinary shares and 69,962,470 preferred shares.