Form 20-F/A
period 2020-12-31
Opera Ltd
filed 2021-06-28
CIK 1737450

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    Yes  ☐    No  ☐

EXPLANATORY NOTE

This Amendment No. 1 on Form 20-F/A (the “Amendment”) is being filed by Opera Limited (the “Company,” “we,” “our,” or “us”) to amend the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2020, originally accepted for filing by U.S. Securities Exchange Commission on June 11, 2021 (the “Original Filing”). The Company is filing this Amendment to include the financial statements and related notes of NanoCred Cayman Company Limited (“Nanobank”), as required by Rule 3-09 of Regulation S-X under the Securities Exchange Act of 1934, as amended (“Rule 3-09”).

Rule 3-09 requires, among other things, that separate financial statements for unconsolidated subsidiaries and investees accounted for by the equity method to be included in the Form 20-F when such entities are individually significant. We have determined that our equity method investment in Nanobank, which is not consolidated in our financial statements, was significant under Rule 1-02(w) and Rule 3-09 of Regulation S-X in relation to our financial results for the year ended December 31, 2020. This Amendment is therefore filed to supplement the Original Filing with the inclusion of the financial statements and related notes of Nanobank for the period ended December 31, 2020 (the “Financial Statements of Nanobank”).

This Form 20-F/A consists solely of the cover page, this explanatory note, the Financial Statements of Nanobank, certifications by our chief executive officer and chief financial officer, as well as the independent auditor consent. This Amendment does not affect any other parts of, or exhibits to, the Original Filing, nor does it reflect events occurring after the date of the Original Filing, except for the inclusion of Exhibit 99.1. Accordingly, this Amendment should be read in conjunction with the Original Filing and with our filings with the U.S. Securities and Exchange Commission subsequent to the Original Filing.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

Item 18 of the Annual Report is amended and supplemented by including the financial statements of NanoCred Cayman Company Limited as Exhibit 99.1 hereto.

ITEM 19.	EXHIBITS

Item 19 of the Annual Report is amended by the replacement or addition of the following exhibits:

Exhibit Number	Description of Document

12.1	Certification by the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification by the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification by the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification by the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.2	Consent of KPMG Huazhen LLP, Nanobank’s Independent Auditor regarding the financial statements at Exhibit 99.1
99.1	Consolidated financial statements of NanoCred Cayman Company Limited for the period from August 19, 2020, to December 31, 2020

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Opera Limited

By:	/s/ Yahui Zhou
Name:	Yahui Zhou
Title:	Chairman and Chief Executive Officer

Date: June 28, 2021