Form 20-F
period 2021-12-31
Opera Ltd
filed 2022-04-26
CIK 1737450

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report

For the transition period from _____ to _____.

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

230,291,732 ordinary shares, par value US$0.0001 per share, as of December 31, 2021

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

Large accelerated filer ☐     Accelerated filer ☒     Non-accelerated filer ☐     Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.

☐

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

●	“ADS” refers to an American depositary share in Opera, trading on Nasdaq under the ticker symbol “OPRA”, each of which representing two ordinary shares in Opera Limited;

●	“ARPU” refers to average revenue per user;

●	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, Taiwan and the special administrative regions of Hong Kong and Macau;

●	“EEA” refers to the European Economic Area consisting of the 27 countries of the European Union plus Norway, Liechtenstein and Iceland;

●	“IFRS” refers to International Financial Reporting Standards;

●	“MAUs” or “monthly active users” refers to the average number of active users of any month (within a given period), calculated as of its final day using a 30-day lookback window;

●	“Nasdaq” refers to the Nasdaq Stock Market LLC;

●	“PC” means computers running versions of the operating systems Windows, Linux or MacOS

●	“shares” or “ordinary shares” refers to our ordinary shares, par value US$0.0001 per share;

●	“SEC” refers to the United States Securities and Exchange Commission;

●	“South Asia” comprises the four distinct markets of India, Pakistan, Bangladesh and Sri Lanka;

●	“Southeast Asia” comprises the six distinct markets of Indonesia, Vietnam, Thailand, the Philippines, Malaysia and Myanmar;

●	“US$,” “U.S. Dollars,” “$” and “dollars” refer to the legal currency of the United States; and

●

“we,” “us,” “our company,” “the Group,” “our group,” “our” or “Opera” refers to Opera Limited, an exempt company incorporated under the laws of the Cayman Islands with limited liability that is the holding company of our group.

All discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

Forward-looking Statements

This annual report contains forward-looking statements that involve risks and uncertainties. All statements other than statements of current or historical facts are forward-looking statements. These forward-looking statements are made under the “safe harbor” provision under Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and as defined in the Private Securities Litigation Reform Act of 1995. These statements involve known and unknown risks, uncertainties and other factors, including those listed under “Item 3. Key Information—D. Risk Factors,” that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

In some cases, you can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements about:

●	our goals and strategies;

●	our expected development and launch, and market acceptance, of our products and services;

●	our future business development, financial condition and results of operations;

●	the expected growth in, and market size of, the global internet industry;

●	expected changes in our revenues, costs or expenditures;

●	our expectations regarding demand for and market acceptance of our brand, platforms and services;

●	our expectations regarding growth in our user base and level of engagement;

●	our ability to attract, retain and monetize users;

●	our ability to continue to develop new technologies and/or upgrade our existing technologies;

●	growth of, and trends of, competition in our industry;

●	government policies and regulations relating to our industry; and

●	general economic and business conditions in the markets we have businesses.

You should read this annual report and the documents that we refer to in this annual report with the understanding that our actual future results may be materially different from, and worse than, what we expect. Other sections of this annual report include additional factors which could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time, and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements.

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

A.           [Reserved]

B.           Capitalization and Indebtedness

Not applicable.

C.           Reasons for the Offer and Use of Proceeds

Not applicable.

D.           Risk Factors

There is a high degree of risk associated with our company and business. You should carefully consider the risks described below, together with all of the other information in this annual report on Form 20-F. The risks described below are not the only risks facing us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business operations. If any of the following risks occur, our business, operating results and financial condition could be materially adversely affected and the trading price of our ADSs could decline.

Summary of Risk Factors

An investment in our ADSs or ordinary shares involves significant risks. Below is a summary of certain material risks we face, organized under relevant headings.

Risks Related to Our Business and Industry

●	We may fail to maintain or grow the size of our user base or the level of engagement of our users.
●

We face intense competition in a number of spaces and industries and if we do not continue to innovate and provide products and services that meet the needs of our users, we may not remain competitive.

●	We may fail to keep up with rapid changes in technologies and mobile devices.
●	We may not succeed in managing or expanding our business across the expansive and diverse markets that we operate in.
●	We plan to continue expanding our operations globally to markets where we have limited operating experience, which may subject us to increased business, economic and regulatory risks.

●	The impacts of the war in Ukraine are highly unpredictable, could be significant, and may have an adverse effect on our business, operations and our future financial performance.
●	We may need additional capital to expand our businesses but may not be able to obtain it on favorable terms or at all.
●	Our business depends on a strong brand and reputation, and we may not be able to maintain and enhance our brand or reputation or there may be negative publicity against us.
●	We are subject to risks related to litigation, including intellectual property claims and regulatory disputes.
●	Our investments in companies, new businesses and new products, services and technologies are inherently risky and could disrupt our ongoing businesses.

Risks Related to Our Technology and Intellectual Property.

●	We may fail to maintain or improve our technology infrastructure.
●	We may not be able to prevent others from unauthorized use of our intellectual property or brands.
●	Some of our applications contain open source software, which may pose increased risk to our proprietary software.
●

We have been and expect to continue to be subject to intellectual property infringement claims, which could be time consuming and costly to defend, and may require us to pay significant damages or cease offering any of our products or key features of our products.

●	We do not have exclusive rights to certain technology, trademarks and designs that are crucial to our business.
●

Privacy concerns relating to our services and the use of user information could negatively impact our user base or user engagement, or subject us to governmental regulation and other legal obligations.

●

We are exposed to cyber-attacks, data breaches, internal employee and other insider misconduct, computer viruses, physical and electronic break-ins and similar disruptions that may adversely impact our ability to protect the confidential information of our users and borrowers.

Risks Related to Our Suppliers and Partners.

●	A small number of business partners contribute a significant portion of our revenues.
●	We rely on our users’ web searches within Opera browsers for a substantial portion of our revenues.
●	Our existing business and our expansion strategy depend on certain key collaborative arrangements, and we may be unable to maintain or develop these relationships.

Risks Related to Our Internal Controls and Reporting.

●	Our user metrics and other estimates are subject to inherent challenges in measuring our operations.
●	Events outside our control may prevent us from timely meeting our reporting obligations.
●

If we fail to implement and maintain effective internal control over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud.

Risks related to our ADS.

●

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding the ADSs, the market price for the ADSs and trading volume could decline.

●	We currently do not expect to pay dividends in the foreseeable future, and you must rely on price appreciation of the ADSs for return on your investment.
●	As a “controlled company” under the rules of the Nasdaq, we may be exempt from certain corporate governance requirements that could adversely affect our public shareholders.
●	We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

Risks Related to Our Business and Industry

We may fail to maintain or grow the size of our user base or the level of engagement of our users.

The size, geographical composition and engagement level of our user base are critical to our success. Our business and financial performance have been and will continue to be significantly affected by our success in adding, retaining and engaging active users. We continue to invest significant resources to grow our user base and increase user engagement, whether through innovations, providing new or improved content or services, marketing efforts or other means. We cannot assure you that our user base and engagement levels will grow at satisfactory rates, or at all. Our user numbers and engagement could be adversely affected if:

●	we fail to maintain the popularity of our platforms among users;

●	we are unable to continue to develop products that work with a variety of mobile operating systems, networks and smartphones;

●	we are unable to maintain the quality of our existing content and services;

●	we are unsuccessful in innovating or introducing new, best-in-class content and services;

●	we fail to adapt to changes in user preferences, market trends or advancements in technology;

●	we are unsuccessful with cross-selling new products and services to our existing user base;

●	our partners who provide content for Opera News, GXC or our other platforms do not create content that is engaging, useful, or relevant to users;

●	our partners who provide content for our platforms decide not to renew agreements or not to devote their resources to creating engaging content;

●

our global distribution partners decide not to distribute our software on their products or platforms or impose adverse new restrictions or requirements for distribution on their products or platforms;

●	we fail to provide adequate service to users or partners;

●	technical or other problems prevent us from delivering our content or services in a timely and reliable manner or otherwise affect the user experience;

●	there are user concerns related to privacy, safety, fund security or other factors;

●	there are adverse changes to our platforms that are mandated by, or that we elect to make to address, legislation, regulation or litigation, including settlements or consent decrees;

●	we fail to maintain the brand image of our platforms, or our reputation is damaged; or

●	there are unexpected changes to the demographic trends, political, regulatory or economic development in the markets that we compete in.

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

We face intense competition in all of the products and services we offer. In the browser space, we generally compete with other global browser developers, including companies such as Google (Chrome browser), Apple (Safari browser), Microsoft (Edge and Internet Explorer browsers) and Samsung, which have distributional or other advantages on their respective hardware or software platforms. We also compete with other regional internet companies that have strong positions in particular countries. For many internet users, the default browser is sufficient, and we often have to compete for users who have decided that they want to choose an alternative browser for their devices. For those users we also have to compete with smaller, independent browser companies such as Firefox or DuckDuckGo. In the content space, we have faced significant competition from other internet companies promoting their own content products and services globally, including Google, Apple and Facebook, and traditional media such as local and global newspapers and magazines. In addition, we compete with all major internet companies for user attention and advertising spend. Moreover, in emerging international markets, where certain mobile devices lack large storage capabilities, we may compete with other applications for the limited space available on a user’s mobile device. As we introduce new products, as our existing products evolve, or as other companies introduce new products and services, we may become subject to additional competition. For example, we launched the Dify cashback rewards program in February 2021, the Hype in-browser chat service in February 2021, the GXC gaming portal in November 2021 and a crypto enthusiast browser in January 2022. While we view our new products as extensions of Opera’s existing product portfolio, adding new products and services subjects us to additional competition and new competitors.

Many of our current and potential competitors have significantly greater resources and broader global recognition and occupy better competitive positions in certain markets or on certain platforms than we do. These factors may allow our competitors to respond to new or emerging technologies and changes in market requirements better than we can. Our competitors may also develop products, features or services that are similar to ours or that achieve greater market acceptance. These products, features and services may undertake more far-reaching and successful product development efforts or marketing campaigns, or may adopt more aggressive pricing policies. In addition, our partners may use information that we share with them to develop or work with competitors to develop products or features that compete with us. Certain competitors, including Apple, Facebook, Microsoft, Samsung and Google, could use strong or dominant positions on their respective platforms or in one or more markets to gain competitive advantages against us in areas where we operate, including by:

●	integrating competing features into products they control such as web browsers or mobile device operating systems;

●	making acquisitions for similar or complementary products or services; or

●	impeding Opera’s accessibility and usability by modifying or imposing use restrictions on existing hardware and software on which the Opera application operates or upon which it depends.

As a result, our competitors may acquire and engage users at the expense of our user base or engagement, which may seriously harm our business.

We believe that our ability to compete effectively depends on many factors, many of which are beyond our control, including:

●	the usefulness, novelty, performance and reliability of our products compared to our competitors;

●	the size and demographics of our MAUs;

●	the timing and market acceptance of our products, including developments and enhancements of our competitors’ products;

●	our ability to monetize our products;

●	the effectiveness of our marketing and distribution teams;

●	our ability to establish and maintain partners’ interest in using Opera;

●	the frequency, relative prominence and type of advertisements displayed on our applications or by our competitors;

●	the effectiveness of our customer service and support efforts;

●	the effectiveness of our marketing activities;

●	changes as a result of legislation, regulatory authorities or litigation, including settlements and consent decrees, some of which may have a disproportionate effect on us;

●	acquisitions or consolidation within the industries in which we operate;

●	our ability to attract, retain and motivate talented employees, particularly engineers and sales personnel;

●	our ability to cost-effectively manage and scale our rapidly growing operations; and

●	our reputation and brand strength relative to our competitors.

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

Our growing multi-market operations also require that we incur certain additional costs, including costs relating to staffing, logistics, intellectual property licensing or protection, tariffs and other trade barriers. Moreover, we may become subject to risks associated with:

●	recruiting and retaining talented and capable management and employees in various markets;

●	challenges caused by distance, language and cultural differences;

●	providing content and services that appeal to the tastes and preferences of users in multiple markets;

●	implementing our businesses in a manner that complies with local laws and practices, which may differ significantly from market to market;

●

maintaining adequate internal and accounting control across various markets, each with its own accounting principles that must be adjusted to International Financial Reporting Standards, or IFRS, upon consolidation;

●	currency exchange rate fluctuations;

●	protectionist laws and business practices;

●

complex local tax regimes. Digital business models in general are under significant scrutiny from tax authorities around the world, given the considerable complexity that these can bring on a cross-border basis, particularly when there may be no physical presence involved;

●	potential political, economic and social instability;

●	potential local government initiatives to restrict access to our products and services; and

●	higher costs associated with doing business in multiple markets.

Any of the foregoing could negatively affect our business, financial condition and results of operations.

We plan to continue expanding our operations globally to markets where we have limited operating experience, which may subject us to increased business, economic and regulatory risks.

We plan to continue expanding our business operations globally, entering into new markets where we have limited or no experience in marketing, selling and deploying current and future products and services. If we fail to deploy or manage our operations in international markets successfully, our business may suffer. In the future, as our international operations increase, or more of our revenue and expenses are generated or denominated in currencies other than the U.S. dollar, our operating results may become more sensitive to fluctuations in the exchange rates of various currencies relative to the U.S. dollar. In addition, we are subject to a variety of risks inherent in doing business internationally, including:

●	political, social and economic instability;

●

risks related to the legal and regulatory environment in foreign jurisdictions, including with respect to privacy, localization and content laws as well as unexpected changes in laws, regulatory requirements and enforcement due to the wide discretion given local lawmakers and regulators regarding the enactment, interpretation and implementation of local regulations;

●	potential damage to our brand and reputation due to compliance with local laws, including potential censorship and requirements to provide user information to local authorities;

●	fluctuations in currency exchange rates;

●	higher levels of credit risk and payment fraud;

●	complying with multiple tax jurisdictions;

●	enhanced difficulties of integrating any foreign acquisitions;

●

complying with a variety of foreign laws, including certain employment laws requiring national collective bargaining agreements that set minimum salaries, benefits, working conditions and termination requirements;

●	reduced protection for our intellectual property rights in some countries and/or heightened protection for intellectual property rights of content providers in other countries;

●	difficulties in staffing and managing global operations and the travel, infrastructure and compliance costs associated with multiple international locations;

●	regulations that might add difficulties in repatriating cash earned outside our core markets and otherwise preventing us from freely moving cash;

●	import and export restrictions and changes in trade regulation;

●	complying with statutory equity requirements;

●	complying with the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act and similar laws in other jurisdictions; and

●	complying with export controls and economic sanctions administered by the relevant local authorities, including in the United States and European Union, in our international business.

If we are unable to expand internationally and manage the complexity of our global operations successfully, our business could be seriously harmed.

The impacts of the war in Ukraine are highly unpredictable, could be significant, and may have an adverse effect on our business, operations and our future financial performance.

The Russian Federation initiated a military invasion of Ukraine on February 24, 2022, precipitating a humanitarian crisis. This ongoing military conflict has provoked strong reactions from the United States, the United Kingdom, the European Union and various other countries around the world, including the imposition of export control, control on distribution of online content and other broad financial and economic sanctions against Russia, which may have far-reaching effects on the global economy. While the precise effects of the ongoing military conflict and the retaliatory measures that have been taken, or could be taken in the future, remain uncertain, they have already resulted in significant volatility in financial markets, a rise in energy and commodity prices globally, and created worldwide security concerns that could have a lasting impact on regional and global economies.

The macroeconomic impacts on our business continue to evolve and be unpredictable and may continue to adversely affect our business, operations and financial performance. In 2021, revenue generated from customers and monetization partners domiciled in Russia accounted for 6.44% of our revenue, consisting primarily of search revenues from our business partner, Yandex. In the Russian market, Yandex generates advertising revenues primarily in Russian Rubles, and pays us a revenue share converted at prevailing exchange rates to U.S. Dollars. Although our transactions with Yandex are not at present subject to any export control or economic sanction against Russia, there is no assurance that broader sanctions will not be in place in the future, which may adversely affect our relationship with our business partners as well as our revenue growth in Russia. More importantly, examples of potential impacts of the war in Ukraine on our business include changes in our user base or inability to operate our products in affected countries, reduced advertiser demand affecting our search and advertising revenues, increased compliance costs and business limitations from export controls or economic sanctions, as well as broader fluctuations in exchange rates that may directly and indirectly affect our global revenue and costs as presented in U.S. Dollars. As a result of the scale of the ongoing crisis and the speed at which the global community has been impacted, our revenue growth rate and expense as a percentage of our revenues, and our operating results, may fall below expectations in future periods.

We may need additional capital to expand our businesses but may not be able to obtain it on favorable terms or at all.

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

We believe that our “Opera” brand and our reputation have contributed significantly to the success of our business. We also believe that maintaining and enhancing the “Opera” brand and our reputation are critical to our success in the future. As our market becomes increasingly competitive, our success in maintaining and enhancing our brand and reputation will depend largely on our ability to remain a leading provider of browsers, AI-powered news feeds and other products and services, which may become more expensive and challenging.

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

Moreover, as a public company we have an elevated public profile, which may result in increased litigation and public awareness of such litigation. For example, in January 2020, we and certain of our directors and officers were named as defendants in a putative class action filed in the United States District Court for the Southern District of New York: Brown v. Opera Limited. et al., Case No. 20-cv-674 (S.D.N.Y.). We vigorously defended our position from those false allegations and moved to dismiss the complaint and the case was later on dismissed with prejudice in an order entered on April 22, 2021. Further, there is substantial uncertainty regarding the scope and application of many of the laws and regulations to which we are subject, which increases the risk that we will be subject to claims alleging violations of those laws and regulations. Many of these laws and regulations are subject to change and uncertain interpretation, and could result in investigations, claims, changes to our business practices, increased cost of operations and declines in our user base, retention or engagement, any of which could seriously harm our business. In the future, we may also be accused of having, or be found to have, infringed or violated third party intellectual property rights.

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

We have invested and expect to continue to invest in new businesses, products, services and technologies. For example, we launched the Dify cashback rewards program in February 2021, the Hype in-browser chat service in February 2021, the GXC gaming portal in November 2021. We have developed a non-custodial crypto wallet integrated into certain of our mobile and PC browsers. In January 2022 we also launched a dedicated browser tailored for crypto industry enthusiasts. We may pursue additional opportunities in or relating to Web3 and blockchain technologies in the future including activities or initiatives relating to crypto currencies, non-fungible tokens, decentralized finance or other similar businesses. We have limited historical experience in most aspects of the operation of our new initiatives, which makes it difficult to evaluate our future prospects. We intend to promote our new product and service offerings to our existing user base, and the success of such cross promotional efforts is uncertain. Moreover, we may not be able to obtain the regulatory approvals, permits or licenses as may be required for all of our desired initiatives. Failure to manage or grow our initiatives may have material adverse effects on our overall financial position and results of operations.

We have also invested in promising companies. Since 2019 we have invested in OPay, a leading mobile wallet and payment services company that first launched in Nigeria. Further, in July 2020, we invested in Fjord Bank, a European financial services provider. Changes to the valuation of these investees may impact our financial results, depending on the way in which we account for our investment. Should the fair value of any of these investments decrease, our financial results will be adversely affected. Moreover, general operational risks, such as inadequate or failing internal control of these investee companies, may also expose our investments to risks. In 2022, prior to the date of this annual report, we sold our investments in Nanobank and Star Group Interactive Inc., or Star X, formerly known as StarMaker, which we acquired in 2020 and 2018, respectively.

We may fail to attract, motivate and retain the key members of our management team or other experienced and capable employees.

Our future success is significantly dependent upon the continued service of our executives and other key employees. If we lose the services of a key member of management or any key personnel, we may not be able to locate a suitable or qualified replacement and we may incur additional expenses to recruit and train a replacement, which could severely disrupt our business and growth.

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

In the future, we may be the target of anti-competitive, harassing, or other detrimental conduct by third parties. Allegations, directly or indirectly against us or any of our executive officers, may be posted in internet chatrooms or on blogs or websites by anyone, whether or not related to us, on an anonymous basis. The availability of information on social media platforms and devices is virtually immediate, as is its impact. Social media platforms and devices immediately publish the content their subscribers and participants post, often without filters or checks on the accuracy of the content posted. Information posted may be inaccurate and adverse to us, and it may harm our business, prospects or financial performance. The harm may be immediate without affording us an opportunity for redress or correction. In addition, such conduct may include complaints, anonymous or otherwise, to regulatory agencies. We may be subject to regulatory investigations as a result of such third party conduct and may be required to expend significant time and incur substantial costs to address such third party conduct, and there is no assurance that we will be able to conclusively refute each of the allegations within a reasonable period of time, or at all. Additionally, our reputation could be harmed as a result of the public dissemination of anonymous allegations or malicious statements about our business, which in turn may cause us to lose users and customers and adversely affect the price of our ADSs.

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

Our business could be adversely affected by natural disasters, such as earthquakes, floods, landslides, tsunamis, outbreaks of health epidemics such as an outbreak of COVID-19, avian influenza, severe acute respiratory syndrome, Zika virus, or Ebola virus, as well as terrorist attacks, other acts of violence or war or social instability. If any of these occurs, we may be required to temporarily or permanently close and our business operations may be suspended or terminated. Thus, our future operating results may fluctuate substantially or fall below the expectations of securities analysts and investors. In such events, the trading price of our ADSs may fluctuate significantly. If any such situation persists, the global economy may be severely harmed and disrupted, which could adversely affect our results of operation.

The continuing impacts of COVID-19 are highly unpredictable and could be significant, and may have an adverse effect on our business, operations and our future financial performance.

Since COVID-19 was declared a global pandemic by the World Health Organization, governments and municipalities around the world have instituted measures in an effort to control the spread of COVID-19, including quarantines, shelter-in-place orders, school closings, travel restrictions, and closure of non-essential businesses. While currently a number of countries are in the process of returning to normal and preparing to live with COVID-19 as a lesser threat to public health, the macroeconomic impacts on our business continue to evolve and be unpredictable and may continue to adversely affect our business, operations and financial performance. As a result, our future operating results may fall below expectations.

The future impacts of pandemic on our business, operations and future financial performance could include, but are not limited to:

●

Significant decline and/or volatility in advertising and search revenues as advertiser spending is affected by macroeconomic conditions. This decline in such revenues could persist through and beyond a recessionary period. In addition, we may experience a significant and prolonged shift in user behavior such as a shift in interests to less commercial topics.

●	Significant decline in other revenues due to a decline or shifts in customer demand.

●

Adverse impacts to our financial results, particularly as many of our expenses are less variable in nature and/or may not correlate to changes in revenues, including costs associated with our data centers and facilities as well as employee compensation. As such, we may not be able to decrease them significantly in the short-term, or we may choose not to significantly reduce them in an effort to remain focused on long-term outlook and investment opportunities.

●

Significant decline in our operating cash flows as a result of decreased advertiser spending and deterioration in the credit quality and liquidity of our customers, which could adversely affect our accounts receivable.

The prolonged and broad-based shift to a remote working environment continues to create inherent productivity, connectivity, and oversight challenges and could affect our ability to enhance, develop and support existing products and services, detect and prevent spam and problematic content, hold product launch and marketing events, and generate new sales leads, among others. In addition, the changed environment under which we are operating could have an effect on our internal controls over financial reporting as well as our ability to meet a number of our compliance requirements in a timely or quality manner. Additional and/or extended, governmental lockdowns, restrictions or new regulations could significantly impact the ability of our employees and vendors to work productively. Governmental restrictions have been globally inconsistent, and it remains unclear what restrictions will be in place in those environments. We may experience increased costs as we experiment with hybrid work models, in addition to potential effects on our ability to compete effectively and maintain our corporate culture.

Conversely, as the COVID-19 pandemic recedes and as quarantine and other similar restrictions are lifted, this too could have unpredictable impacts on our business, operations and future financial performance. We have, for example, in some cases seen positive usage growth for our software applications during the pandemic, which may be attributable in part to COVID-19 related restrictions. Likewise, as described in “Item 5. Operating and Financial Review and Prospects--- A. Our Ability to Monetize”, some of our advertising partners have been negatively affected by the pandemic while others have seen growth. Lifting COVID-19 related restrictions, therefore, could involve some of the same unpredictable impacts as described hereinabove.

We have limited business insurance coverage.

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

We are subject to seasonality and other fluctuations in our business. For example, revenues from our e-commerce and travel partners are typically affected by seasonality due to various holidays that may result in higher than usual e-commerce transactions and travel-related activities, and similar seasonal trends may affect revenues from our search partners. We may not yet have sufficient historical information to accurately anticipate seasonal or other fluctuations in our newer business areas. Historical patterns of seasonality may in any case be less relevant under current macroeconomic conditions as the ongoing impacts of the COVID-19 pandemic and the war in Ukraine may alter seasonal trends.

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

Our investment of excess cash in marketable securities and other financial instruments is inherently risky.

Our board of directors has adopted an investment program under which up to US$70 million of our capital may be used for investments in listed equity securities. The maximum amount allocated to the investment program excludes any accumulated gains from the investments. In connection with the investment program, we obtained a credit facility of US$80 million with a broker on December 22, 2020, under which we had drawn US$7.5 million as of December 31, 2021, for the purpose of investing in listed equity securities. The objective of the investment program is to preserve capital while generating long-term capital growth by achieving the highest possible return on invested capital relative to the risk taken. In accordance with the related investment guidelines, Opera may enter into both long and short positions in listed equity securities, including derivatives of such instruments. These long and short positions are managed as a single portfolio. During 2021, we entered into short positions in listed equity securities, and to a limited extent wrote short duration call options on listed equity instruments (both the short positions in listed equity securities and written call options were extinguished prior to year-end). These investments and instruments are subject to market risks, including price risk arising from equity price volatility. We cannot guarantee that our investment portfolio will be safe or liquid, or generate expected returns. Any failure to make these investments effectively could limit cash available for our business operation and expansion, resulting in financial losses, and therefore have a material adverse effect on our business, financial position, results of operation, and prospects. For additional details of our investments, including our exposure to market risks, please see Notes 3, 14 and 17 to our consolidated financial statements included elsewhere in this annual report.

We may be required to recognize impairment charges.

Our goodwill and other intangible assets totaled US$430.4 million and US$103.6 million, respectively, as of December 31, 2021. While we did not incur impairment losses in 2019 and 2020 with respect to these long-lived assets, in 2021, we recognized an impairment loss of US$3.1 million for our goodwill and US$2.5 million for our other intangible assets. These impairment losses were caused by changes to our strategic priorities related to our European fintech offerings. We also had US$12.3 million of property and equipment as of December 31, 2021. In accordance with applicable accounting standards, goodwill and intangible assets that are not amortized are subject to assessment for impairment by applying a fair value or value in use-based test annually, and also when certain circumstances warrant, such as when our market capitalization falls below the book value of our equity. In addition to this indication of impairment, goodwill, intangible assets and furniture, fixtures and equipment are subject to assessment for impairment if there are other indicators of impairment, including:

●	losses of key customers;

●	unfavorable changes in technology or competition;

●	unfavorable changes in user base or user tastes

We also have investments in ordinary and preferred shares in OPay and ordinary shares in Fjord Bank. The shares are measured at fair value through profit or loss. While we recognized unrealized gains in 2021 from increases in fair value of the shares, we may recognize losses in future periods if the fair value of the shares decreases. Moreover, since estimates of fair value are based on significant unobservable inputs, they are subject to estimation uncertainty, as disclosed in Notes 2 and 12 to the annual consolidated financial statements included elsewhere in this annual report.

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

Risks Related to Our Technology and Intellectual Property

We may fail to maintain or improve our technology infrastructure.

We are constantly upgrading our technology to provide improved performance, increased scale and better integration among our platforms. Adopting new technologies, upgrading our internet ecosystem infrastructure, as well as maintaining and improving our technology infrastructure require significant investments of time and resources, including adding new hardware, updating software and recruiting and training new engineering personnel. Adverse consequences for the failure to do so may include unanticipated system disruptions, security breaches, computer virus attacks, slower response times, decreased user satisfaction and delays in reporting accurate operating and financial information. In addition, many of the software and interfaces we use are internally developed and proprietary technology. If we experience problems with the functionality and effectiveness of our software or platforms, or are unable to maintain and constantly improve our technology infrastructure to handle our business needs and ensure a consistent and acceptable level of service for our users, our business, financial condition, results of operation and prospects, as well as our reputation, could be materially and adversely affected.

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

We use open source software in some of our applications, including our Opera browsers which incorporate Chromium browser technology, and we will use open source software in the future. We are supportive of the open source community, and we regularly support open source software communities and release internal software projects under open source licenses and anticipate continuing to do so in the future. The terms of many open source licenses to which we are subject have not been interpreted by U.S. or foreign courts, and there is a risk that such licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to sell or distribute our applications. Additionally, we may from time to time face threats or claims from third parties claiming ownership of, or demanding release of, the alleged open source software or derivative works we developed using such software, which could include our proprietary source code, or otherwise seeking to enforce the terms of the applicable open source license. These threats or claims could result in litigation and could require us to make our source code freely available, purchase a costly license or cease offering the implicated applications unless and until we can re-engineer them to avoid the alleged infringement. Such a re-engineering process could require significant additional research and development resources, and we may not be able to complete it successfully. In addition to risks related to license requirements, our use of certain open source software may lead to greater risks than use of third party commercial software, as open source licensors generally do not provide warranties or controls on the origin of the software. Additionally, because any software source code we contribute to open source projects is publicly available, our ability to protect our intellectual property rights with respect to such software source code may be limited or lost entirely, and we are unable to prevent our competitors or others from using such contributed software source code. Any of these risks could be difficult to eliminate or manage and, if not addressed, could adversely affect our business, financial condition and results of operations.

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

We collect certain user profile, user location and other data from our users for various purposes including to better understand our users and their needs and to support our advertising business as well as our AI-powered content discovery and recommendation platform and big data analytical capabilities for more targeted services such as personalized news, videos and other online content recommendations. Concerns about the collection, use, disclosure or security of personal information and data or other privacy-related matters, even if unfounded, could damage our reputation, cause us to lose users and subject us to regulatory investigations, all of which may adversely affect our business. While we strive to comply with applicable data protection laws and regulations, as well as our privacy policies and other obligations we may have with respect to privacy and data protection, any failure or perceived failure to comply with these laws, regulations or policies may result in inquiries and other proceedings or actions against us by government agencies or others, as well as negative publicity and damage to our reputation and brands, each of which could cause us to lose users and have an adverse effect on our business and operating results.

We are exposed to cyber-attacks, data breaches, internal employee and other insider misconduct, computer viruses, physical and electronic break-ins and similar disruptions that may adversely impact our ability to protect the confidential information of our users and borrowers.

We collect, store and process certain personal and other sensitive data from our users during our daily business operations. The data that we have processed and stored makes us and our external service providers a target and potentially vulnerable to cyber-attacks, computer viruses, physical or electronic break-ins or similar disruptions. While we have taken measures to protect the confidential information that we have access to, our security measures could be breached. Moreover, the techniques used to obtain unauthorized, improper or illegal access to our and our external service providers’ systems, our data or customers’ data, disable or degrade service, or sabotage systems are constantly evolving, may be difficult to detect quickly, and often are not recognized until after they have been launched against a target. Unauthorized parties can and have attempted to gain access to our systems and facilities through various means, including, among others, hacking into the systems or facilities of us or our partners or customers, or attempting to fraudulently induce our employees, partners, customers or others into disclosing usernames, passwords, or other sensitive information, which may in turn be used to access our information technology systems. Certain efforts may be state-sponsored and supported by significant financial and technological resources, making them even more difficult to detect. Although to date we have not suffered any material costs or disruption to our business caused by any such incident, any future security breach could have a material adverse impact on our users’ willingness to use our services, and our reputation and brands, business operations and financial performance.

Because we store, process and use data, some of which contains personal information, we are subject to complex and evolving laws and regulations across multiple jurisdictions regarding privacy, data protection and other matters.

We are subject to a variety of laws and regulations that involve matters central to our business, including user privacy, rights of publicity, data protection, content, intellectual property, distribution, electronic contracts and other communications, competition, protection of minors, consumer protection, taxation and online-payment services. These laws can be particularly restrictive in certain countries, and constantly evolve and remain subject to significant change. In addition, the application and interpretation of these laws and regulations are often uncertain, particularly in the new and rapidly evolving industry in which we operate. Many of these laws and regulations are subject to change and uncertain interpretation, and could result in investigations, claims, changes to our business practices, increased cost of operations and declines in user growth, retention or engagement, any of which could seriously harm our business.

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

Interruption or failure of any of our information technology and communications systems or those of the operators of third party internet properties that we collaborate with could impede or prevent our ability to provide our services. In addition, our operations could be interrupted by natural disasters and other events. Our disaster recovery plan for our servers cannot fully ensure safety in the event of damage from fire, floods, typhoons, earthquakes, power loss, telecommunications failures, hacking and similar events. If any of the foregoing occurs, we may experience a partial or complete system shutdown. Furthermore, our servers, which are hosted at third party internet data centers, are also vulnerable to break-ins, sabotage and vandalism. Some of our systems are not fully redundant, and our disaster recovery planning does not account for all possible scenarios. The occurrence of a natural disaster or a closure of an internet data center by a third party provider without adequate notice could result in lengthy service interruptions. Any system failure or inadequacy that causes interruptions in the availability of our services, or increases the response time of our services, could have an adverse impact on our user experience and satisfaction, our attractiveness to users and advertisers and future user traffic and advertising on our platform. To improve performance and to prevent disruption of our services, we may have to make substantial investments to deploy additional servers or one or more copies of our internet platforms to mirror our online resources.

Risks Related to Our Suppliers and Partners

A small number of business partners contribute a significant portion of our revenues.

A small number of business partners contribute a significant portion of our revenues. Our largest business partner, Google, contributed approximately 51.3% of our revenues in 2021, compared to 46.1% in 2020 and 42.1% in 2019. Although we continue efforts to diversify our partner base, we cannot assure you that a limited number of partners will not continue to contribute a significant portion of our revenues for the near future. Consequently, any of the following events may materially and adversely impact our business, results of operations and growth prospects:

●	reduction, delay or cancellation of services by our large search partners;

●	a significant decrease in the business results or prospects of one of our large search partners;

●	failure by one or more of our large search partners to pay for our services; or

●	loss of one or more of our significant search customers and any failure to identify and acquire additional or replacement partners.

Revenue generated from customers and monetization partners domiciled in Ireland accounted for 46.1%, 48.4% and 50.5% in 2019, 2020 and 2021, respectively. This geographic concentration is not necessarily an indication of where user activity occurs as our end users are located across the world but is affected by the geographic concentration of domicile among certain of our primary monetization partners. We are especially exposed to risks related to the economic conditions, regional specific legislation and tax law of the identified countries.

We rely on our users’ web searches within Opera browsers for a substantial portion of our revenues.

We share in the revenue generated by search partners when our users conduct searches initiated within the URL bar or search boxes embedded in our PC and mobile browsers. Revenue generated from users’ search activity accounted for 48.7%, 50.9% and 48.6% of our total revenue in 2019, 2020 and 2021, respectively. The revenue sharing and fee arrangements with these search partners are subject to change. If our search partners reduce or discontinue their spending with us, we fail to attract new search or advertising partners, our search partners see reduced monetization or the fees we receive for the traffic we refer to our search partners significantly decrease, our business, financial condition and results of operations could be materially and adversely affected.

Our existing business and our expansion strategy depend on certain key collaborative arrangements, and we may be unable to maintain or develop these relationships.

Our existing business, and our strategy for developing our business, involve maintaining and developing various types of collaborations with third parties, which provide us with access to additional user traffic, search services, products and technology. For example, our collaboration with Google allows us to provide our global users with high quality search services. We also work with leading device manufacturers, chipset vendors and mobile software storefront providers, to ensure cost-efficient and reliable distribution of our products and services. Moreover, as part of our focus on expanding our AI capabilities, we formed strong relationships with high profile media and independent content providers to obtain comprehensive news and other content that we can make available to users on our platform.

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

We place promotional links to some of our search engine providers and other partners on our browsers, thereby providing easy access to premier search and other online services for our users and increasing our associated revenues. Moreover, we rely on third party operators of internet properties for auxiliary services. For example, we use a third party service to store and analyze most of our system data including number of active users, clicks-per-user, impressions, comments, likes, visits, etc. If these third parties decide to stop collaborating with us, our revenues and growth and operations may be adversely affected.

We operate platforms, products and services that include third parties over whose actions we have no control.

We operate a number of online platforms and portals that collect the digital content or offers of a wide variety of third parties over which we do not exercise control. For example, our AI-powered Opera News content discovery platform integrates the services of third party content providers and offers a platform for independent bloggers and journalists to publish their work. In addition, in certain markets we integrate locally relevant third party content aggregators into our platform. We cannot control the actions of these third parties and our ability to identify and remove content that may be deemed inaccurate, misleading, offensive, socially unacceptable or otherwise violates applicable laws in relevant jurisdictions may be insufficient, such that if they were to upload any such content, or they do not perform their functions to our satisfaction or the satisfaction of our users, even if we may not be legally responsible for their actions, it may damage the reputation of our platform.

Our browsers integrate online search capabilities from leading international and regional search companies. We cannot be certain that our search partners will provide our users with the search results that they are looking for. Our browsers also contain short-cuts to third party coupons, e-commerce, travel and other businesses and we cannot be certain that the products and services that these third parties provide will all be legitimate, of a sufficiently high quality or that they will accurately represent the products and services in their postings. Further, while we have agreements with each of these parties, any legal protections we might have in our agreements could be insufficient to compensate us for our losses and may not be able to repair the damage to our reputation.

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

We also rely on major telecommunications operators in the markets where we operate to provide us with data communications capacity primarily through local telecommunications lines and data centers to host our servers. We and our users may not have access to alternative services in the event of disruptions or failures of, or other problems with, the fixed telecommunications networks of these telecommunications operators, or if such operators otherwise fail to provide such services. Any service interruption could disrupt our operations, damage our reputation and result in a decrease in our revenue. Furthermore, we have no control over the costs of the services provided by the telecommunications operators to us and our users. If the prices that we pay for telecommunications and internet services rise significantly, our margins could be reduced. In addition, if internet access fees or other charges to internet users increase, our user traffic may decrease, which in turn may cause our revenue to decline.

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

Risks Related to Our Internal Controls & Reporting

Our user metrics and other estimates are subject to inherent challenges in measuring our operations.

We regularly review metrics, including our MAUs, to evaluate growth trends, measure our performance and make strategic decisions. These metrics are calculated using internal company data and have not been validated by an independent third party. While these numbers are based on what we believe to be reliable data, there are inherent challenges in measuring how our platforms are used across large populations throughout the regions that we operate in. For example, we typically are not able to distinguish individual users who use multiple applications. Our user metrics are also affected by technology on certain mobile devices that automatically runs in the background of our applications when another phone function is used, and this activity can cause our system to miscount the user metrics associated with such applications.

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

Events outside our control may prevent us from timely meeting our reporting obligations.

We have in the past, and may in the future, face challenges in complying with our financial reporting obligations or Nasdaq’s continued listing requirements in a timely manner due to circumstances beyond our control. To meet our own reporting obligations, we may be dependent on investees to fulfill their reporting obligations to us in a timely fashion. For example, Nanobank, which we divested in March 2022, had been particularly material to our historical consolidated financial statements. We postponed the filing of our annual report on Form 20-F for the year ended December 31, 2020, or the Annual Report for Year 2020, due to the inability of Nanobank to complete its reporting to us in time, and as a result thereof, we had been unable to finalize our consolidated financial statements within the due date. Such delay was primarily due to the impact of COVID-19 on Nanobank in the first half of 2021, whose location in India was particularly impacted, affecting both Nanobank’s staff and its external audit team and resulting in significant delays in completing all the required processes. As a result, on May 18, 2021, we received a letter from the Nasdaq notifying us that as a result of not filing the Annual Report for Year 2020 by the due date, we were not in compliance under Rule 5250(c)(1) of the Nasdaq Stock Market Rules. Although we managed to file the Annual Report for Year 2020 on June 11, 2021, and an amendment to the Annual Report for Year 2020 on June 28, 2021, to include the financial statements and related notes of Nanobank, there is no assurance that such a delay or postponement in finalizing our financial reporting or incompliance with the Nasdaq continued listing requirements will not occur in the future.

If we fail to implement and maintain effective internal control over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud.

As a public company in the United States, we are subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act requires that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F. In connection with the preparation of this annual report, management concluded that our internal control over financial reporting as of December 31, 2021, was not effective due to the presence of certain control deficiencies that constituted a material weakness in our internal control over financial reporting. These deficiencies were related to us not maintaining effective internal control over certain accounting transactions. Specifically, we did not perform all controls that were designed to address the identified risks of misstatements, including sufficiently analyze and assess transactions and complex accounting matters based on the accounting requirements, and prepare and review contemporaneous accounting documentation. While we have hired qualified accounting personnel, there continued to be insufficient capacity to perform all controls in a timely manner, as well as training the hired accounting staff. Although we are in the process of taking remedial measures to fully implement our framework of internal controls, we cannot assure you that the material weakness will be cured in a timely manner. See “Item 15. Controls and Procedures—Management’s Annual Report on Internal Control over Financial Reporting.”

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

In addition, if we cease to be an “emerging growth company” as such term is defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, our reporting obligations as a public company may place a significant strain on our management, as well as our operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

The requirements of being both a public company and a Kunlun subsidiary may strain our resources and divert our management’s attention.

We have been a public company since 2018. In 2021, Kunlun, a Chinese public company and our largest investor, increased its ownership stake in Opera beyond 50%, and as a result we became a consolidated subsidiary of the Kunlun group as well. As a public company, we are subject to the reporting requirements of the Exchange Act, Sarbanes-Oxley Act, the Dodd-Frank Act and the listing standards of Nasdaq as applicable to a foreign private issuer, which are different in some material respects from those required for a U.S. public company. Similarly, as a subsidiary of Kunlun, we are additionally subject to certain of the listing rules of the Shenzhen Stock Exchange and Chinese corporate governance standards. We expect that the requirements of these rules and regulations will increase, both in isolation and in combination, elevating our legal, accounting and financial compliance costs, making some activities more difficult, time consuming and costly, and placing additional requirements on our personnel, systems and resources. See “—Risks Related to Our Business and Industry — If we fail to implement and maintain effective internal control over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud.” As a result, or for other reasons, we may experience threatened or actual litigation, including by customers, suppliers, competitors, shareholders or other third parties. If such claims are successful, our business and operating results could be harmed, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and harm our business and operating results.

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

In addition to market and industry factors, the price and trading volume for the ADSs may be highly volatile for factors specific to our own operations, including the following:

●	variations in our quarterly or annual revenue, earnings and cash flow;

●	announcements of new investments or divestments, acquisitions, strategic partnerships or joint ventures by us or our competitors;

●	announcements of new products, services and expansions by us or our competitors;

●	changes in financial estimates by securities analysts;

●	detrimental adverse publicity about us, our platforms or our industries;

●	additions or departures of key personnel;

●	short seller reports that make allegations against us or our affiliates, even if unfounded;

●	sales of additional equity securities;

●	potential litigation or regulatory investigations; and

●	other risk factors mentioned in this annual report.

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

Kunlun, our parent company, and Mr. Yahui Zhou, our chairman of the board and chief executive officer, have control over our company and their interests may not be aligned with the interests of our other shareholders.

As of the date of this annual report, Kunlun Tech Co., Ltd., or Kunlun, previously named Beijing Kunlun Tech Co., Ltd., a Chinese public company traded on the Shenzhen stock exchange, indirectly owns 55.60% of our issued and outstanding ordinary shares. As such, we are a consolidated subsidiary of Kunlun. In addition, Mr. Yahui Zhou, our chairman of the board and chief executive officer, indirectly owns an additional 8.47% of our shares and is also a significant Kunlun shareholder, controlling 27.93% of Kunlun’s voting rights and serving on its board of directors. With his own holdings, as well as those of Kunlun, Mr. Yahui Zhou then may be in a position to effectively control 64.07% of our voting power.

As a result of the foregoing, Kunlun and Mr. Yahui Zhou have the ability to control or exert significant influence over important corporate matters and investors may be prevented from affecting important corporate matters involving our company that require approval of shareholders, including:

●	the composition of our board of directors and, through it, any determinations with respect to our operations, business direction and policies, including the appointment and removal of officers;

●	any determinations with respect to mergers or other business combinations;

●	our disposition of substantially all of our assets; and

●	any change in control.

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

In addition, the significant concentration of share ownership may adversely affect the trading price of the ADSs due to investors’ perception that conflicts of interest may exist or arise. For more information regarding our principal shareholders and their affiliated entities, see “Item 6. Directors, Senior Management and Employees—E. Share Ownership.” We have in the past, and likely will continue to enter into related party transactions involving entities directly or indirectly controlled by Kunlun or Mr. Zhou. See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions” for details. Such related party transactions, while reviewed and approved by our Board’s Audit Committee consisting solely of independent Directors, may indirectly benefit Kunlun or Mr. Zhou personally, by virtue of their interest in the related party.

As a “controlled company” under the rules of the Nasdaq, we may be exempt from certain corporate governance requirements that could adversely affect our public shareholders.

Due to the shareholding of our chairman and chief executive officer, Mr. Yahui Zhou, and because Kunlun is the beneficial owner of a majority of the voting power of our issued and outstanding share capital, we are qualified as a “controlled company” under the rules of the Nasdaq. Under these rules a company of which more than 50% of the voting power is held by an individual, group or another company is a controlled company and may elect not to comply with certain corporate governance requirements, including the requirement that a majority of our directors be independent, as defined in the Nasdaq rules, and the requirement that our compensation and corporate governance and nominating committees consist entirely of independent directors. We rely on certain corporate governance exemptions as described in Item 16G (Corporate Governance) of this annual report. So long as we remain a controlled company relying on any of such exemptions and during any transition period following the time when we are no longer a controlled company, you would not have the same protections afforded to shareholders of companies that are subject to all of the Nasdaq corporate governance requirements.

Shareholders must obtain regulatory pre-approval before directly or indirectly acquiring beneficial ownership of 10% or more of our voting power.

We operate in regulated financial services markets and certain of our operating companies have licenses issued by regulatory bodies in Europe or elsewhere. Under these regulatory regimes, the relevant regulator conducts a “fit and proper” evaluation of all major, direct or indirect shareholders. Pursuant to applicable law, any shareholder acquiring directly or indirect beneficial ownership of 10% or more of Opera must first obtain pre-approval from the relevant regulator. For additional details, see “Item 4. Information on the Company — B. Business Overview – Regulations – European Licensure and AML Regulations.” These requirements could have the effect of making ownership of our stock less attractive to certain types of investors, potentially adversely impacting our trading price.

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

We will be a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year if, applying applicable look-through rules, either (i) at least 75% of our gross income for such year is passive income or (ii) at least 50% of the value of our assets (generally determined based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income. A separate determination must be made after the close of each taxable year as to whether we are a PFIC for that year and involves extensive factual investigation, including ascertaining the fair market value of all of our assets on a quarterly basis and the character of each item of income that we earn, and is subject to uncertainty in several respects. Based on the market price of our ADSs, the value of our assets and the nature and composition of our income and assets, we do not believe that we were a PFIC for United States federal income tax purposes for our taxable year ended December 31, 2021, and we do not expect to become a PFIC for our current taxable year, although there can be no assurances in this regard. Moreover, we cannot assure you that the United States Internal Revenue Service, or the IRS, will agree with any position that we take. Accordingly, there can be no assurance that we will not be treated as a PFIC for any taxable year or that the IRS will not take a position contrary to any position that we take.

Changes in the nature or composition of our income or assets, including as a result of our investment in new businesses, products, services and technologies, may cause us to be or become a PFIC. In addition, the determination of whether we will be a PFIC for any taxable year may also depend in part upon the value of our goodwill and other unrecorded intangibles not reflected on our balance sheet (which may depend upon the market price of our ADSs or ordinary shares from time to time, which may fluctuate significantly) and also may be affected by if, how, and how quickly, we spend our liquid assets and the cash we generate from our operations and raise in any offering. In estimating the value of our goodwill and other unrecorded intangibles, we have taken into account our market capitalization. Among other matters, if our market capitalization declines, we may be or become a PFIC for the current or future taxable years because our liquid assets and cash (which are for this purpose considered assets that produce passive income) may then represent a greater percentage of the value of our overall assets. Further, while we believe our classification methodology and valuation approach are reasonable, it is possible that the IRS may challenge our classification or valuation of our goodwill and other unrecorded intangibles, which may result in our being or becoming a PFIC for our taxable year ended December 31, 2021, the current taxable year or one or more future taxable years.

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

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act (as revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties owed to us by our directors under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than such companies’ memorandum and articles of association, any special resolutions and the register of mortgages and charges) or to obtain copies of lists of shareholders of these companies. Under Cayman Islands law, the names of our current directors can be obtained from a search conducted at the Registrar of Companies. Our directors have discretion under our memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder resolution or to solicit proxies from other shareholders in connection with a proxy contest.

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

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 for so long as we are an emerging growth company. We will remain an emerging growth company until the earliest of (a) the last day of the fiscal year during which we have total annual gross revenue of at least US$1.07 billion; (b) the last day of our fiscal year following the fifth anniversary of the completion of our initial public offering (c) the date on which we have, during the preceding three-year period, issued more than US$1.07 billion in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act, which would occur if the market value of the ADSs that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided by the JOBS Act.

As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices for corporate governance matters that differ significantly from the Nasdaq corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the corporate governance listing standards.

As a Cayman Islands exempted company listed on the Nasdaq, we are subject to Nasdaq corporate governance listing standards which permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. For instance, we are not required to: (i) have a majority of the board be independent; or (ii) have a compensation committee consisting entirely of independent directors. We rely on certain corporate governance exemptions as described in Item 16G (Corporate Governance) of this annual report. To the extent we choose to follow home country practice in the future, our shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers.

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

Because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

●

the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

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

Item 4. Information on the Company

A.           History and Development of the Company

We trace our history back to 1996 and the launch of the first version of our “Opera” branded browser software. We have since been a pioneer in redefining the web browsing experience, providing personalized content discovery platforms and offering gaming services for hundreds of millions of global internet users.

Opera Limited is an exempted company with limited liability incorporated in March 2018 in the Cayman Islands. We conduct our business mainly through our operating companies, including in particular Opera Norway AS, a private limited liability company incorporated under the laws of Norway. We acquired Opera Norway AS and its subsidiaries on November 3, 2016, for a consideration of US$575.0 million, less working capital adjustments. This acquisition included the business of providing Opera’s mobile and PC web browsers, as well as certain related products and services.

We listed our ADSs on the Nasdaq Global Select Market under the symbol “OPRA” on July 27, 2018. One ADS corresponds to two underlying shares in Opera Limited. On August 9, 2018, we completed the initial public offering of 9,600,000 ADSs, and the underwriters exercised their over-allotment option on the same date for the purchase of an additional 334,672 ADSs. We also sold 9,999,998 shares, equivalent to 4,999,999 ADSs, in a concurrent private placement. Our pre-IPO shareholders held 190,250,000 shares, equivalent to 95,125,000 ADSs. Combined, following the IPO, Opera Limited had 220,119,342 shares outstanding, corresponding to 110,059,671 ADSs. On September 24, 2019, we completed a follow-on public offering of an additional 7,500,000 ADSs, and the underwriters later exercised their over-allotment option for the purchase of an additional 1,125,000 ADSs, which was completed on October 16, 2020. As of the date of this report, net of separately announced repurchases of our own shares and the exercise of employee equity grants, a total of 230,270,360 shares are outstanding, equivalent to 115,135,180 ADSs.

Our company is a holding company that does not have substantive operations. We conduct our principal activities through our subsidiaries. Our principal executive offices are located at Vitaminveien 4, 0485 Oslo, Norway. Our telephone number at this address is +47 23 69 24 00. Our principal website is www.opera.com. The information contained on our website is not a part of this annual report.

B.           Business overview

Overview

Opera is a leading global internet brand with a large, engaged and growing base reaching over 358 million average monthly active users in 2021. Building on over 25 years of innovation, starting with our browser products, we are increasingly leveraging our brand as well as our massive and engaged user base in order to expand our offerings and our business. Today, we offer users around the globe a range of products and services that include a variety of PC and mobile browsers, our Opera Gaming portals and development tools, our Opera News content recommendation products, and a number of e-commerce products and services.

Opera launched one of the first PC browsers in 1996 and introduced the world’s first full web browser for mobile phones in 2002. Since then, Opera has remained an innovator in the browser space, launching features including tabbed browsing, data savings, PC/mobile sync, and numerous features focused on privacy and security, including ad blocking and a built-in VPN. Today, our browser products include Opera Mini, Opera Browser for Android and iOS, Opera for Computers, Opera GX and Opera GX Mobile, separate browsers tailored for gamers. The newest addition to our family of browsers is the beta release of a Web3-centric browser for PC and mobile which is tailored for crypto enthusiasts. These products had approximately 310 million average MAUs in 2021.

The browser is an increasingly strategic application -- often serving as an access point for content, e-commerce, gaming and fintech activities on the internet, and Opera is utilizing this strategic position to launch and scale new offerings.

Opera Gaming, our emerging video game focused division, started with Opera GX, a browser tailored for gamers. We launched our GX Browser for PCs in the second quarter of 2019 followed by a mobile version in May 2021. In early 2021, we purchased GameMaker Studio, which allows anyone to develop a video game in a low-code environment. Building on the strength of our GX browser user base and the community of developers using GameMaker Studio, in September 2021 we launched GXC, a gaming portal which allows gamers to find and play games developed using GameMaker Studio. In 2021, Opera GX had 10 million MAUs and GX Mobile had 2 million MAUs.

Opera News, our AI-driven content platform enabled by big data technologies, was launched in 2017, initially as part of our browser and later as a stand-alone app, leveraging our large user base and well-known brand in order to deliver a personalized and relevant content experience at scale. To ensure access to compelling content, Opera News Hub was launched to enable local content creators to publish exclusive content on our platform, which has helped grow engagement on the service by increasing page views and time spent. Since the initial launch of Opera News, we have expanded the platform to offer customized experiences for particular verticals, such as football (soccer) fans. Today, Opera News is offered in a number of customizations and under a variety of brands, most notably Apex News, which collectively make it one of the most downloaded and used global news applications. In 2021, Opera News had an average of 203 million MAUs, which included 45 million MAUs from standalone news apps.

We intend to continue to leverage our brand as well as our large and engaged user base to launch additional consumer facing products in the future. In addition to our efforts around Opera News and taking deeper measures in certain high-value verticals such as gaming, we have begun to launch Web3 and e-commerce products including the “Dify” cashback feature that will allow browser users to reap rewards from their online shopping.

Our Products and Users

Our products include: (i) Opera Browsers – the web browsers Opera Mini, Opera Browser for Android and iOS, Opera for Computers, and the Opera GX and Web3-centric browser for PCs and mobile; (ii) Opera Gaming – which builds on the success of Opera GX with the GXC gaming portal and the GameMaker Studio 2 video game development engine; (iii) the personalized Opera News content aggregation and recommendation platform; (iv) our cashback, coupon and video on demand e-commerce offerings, and (v) the intelligent online marketing platform Opera Ads. Our cloud-based technologies enable hundreds of millions of users to discover and interact with the content and services that matter most to them. The application of leading AI-powered technologies and advanced data analytics and the recommendation engine built into our browsers and news apps, and other products and services, give our users a better, faster and more personalized online experience and enable advertisers to target relevant users in a more precise way.

Our PC browsers: Opera for Computers and Opera GX

Opera for Computers is one of the most innovative and differentiated PC browsers on the market, catering to the high-end user segment that requires performance and features beyond those offered by the default system browsers on Windows, MacOS and Chrome OS. Opera for Computers uses an Opera-tuned version of the Chromium browsing engine carefully optimized for performance metrics such as speed and laptop battery consumption. In addition, we provide users with unique features that are not found in other major web browsers, including a free, built-in VPN service that enhances user privacy and security, especially for laptops on public networks, subject to compliance with relevant local regulatory requirements. The browser also includes a native ad block feature that increases page loading speeds by up to five times. Our PC browser makes it easier to shop online with built-in currency and foreign unit conversion, and makes communication easier by embedding social network services such as Facebook Messenger, WhatsApp, Instagram, Telegram and Twitter in the browser’s sidebar. In 2021, we continued to add features and functionality to our Opera for Computers offering.

In July 2021, we became the world’s first alternative browser optimized for Chromebooks. Opera on Chrome OS comes with a set of unique features previously unavailable on the Chrome OS platform, including built-in messengers, a free, unlimited built-in VPN, ad blocking and tracker blocking, protection from annoying GDPR-related cookie dialogs as well as a built-in crypto wallet.

Opera GX, which launched in the second quarter of 2019, is a web browser tailored for gamers. Opera GX allows PC gamers to customize and tune their browsers to improve their gaming experience. In September 2019, Opera GX won the Red Dot Award in the Interface and User Experience Design category. Features such as GX Control and embedding Twitch in the browser differentiates GX from Opera for Computers. Since its launch it has grown rapidly with strong user engagement, reaching over 13 million MAUs in 2021.

Our PC browser (including Opera GX) users

We have a large and active global PC user base with 77 million average MAUs in 2021. Our PC browser user base has historically been prominent in regions that value our innovations in browser technology and more recently in regions where gaming is particularly popular. As a result, our strongest GX region has been Europe, representing 31% of our user base. In addition, we have experienced significant growth in other geographies such as the Americas in 2021, in which our PC browser user base has reached over 12 million MAUs with a 16% year over year growth.

Our Mobile Browsers: Opera Browser for Android, Opera Browser for iOS, Opera GX Mobile and Opera Mini,

Our mobile browser products currently include Opera Browser for Android and iOS, Opera GX Mobile and Opera Mini, as well as an early access version of a Web3-centric mobile browser. Our mobile browser products are fast and optimized for mobile browsing. All mobile browsers come with native ad blockers, which provide users with the option to further increase browser speed by blocking ads that are often slow and intrusive.

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

We launched the iOS version of the Opera Browser in the fourth quarter of 2018, at the time branded as Opera Touch. Opera Browser for iOS is designed for mobile phone users to engage with the browser with one hand while they are on the move. The browser has won both the Red Dot Award in Communication Design 2018 and the iF DESIGN AWARD 2019 for its unique design and usability. Opera for iOS offers a rich feature set including a native ad-blocker, a Crypto Wallet and the Flow syncing feature that enables users to continue browsing across their devices. In March 2021, we rebranded our award-winning browser Opera Touch on iOS and changed its name to Opera. This rebranding marks a new milestone for us; unifying our brand and products across all platforms to offer users a seamless browsing experience on all their devices.

In May 2021, we announced the launch of Opera GX Mobile – the world’s first mobile browser designed specifically for gamers. Opera GX Mobile users enjoy custom navigation with the Fast Action Button, or FAB, using vibration and haptic feedback. This browser won two Red Dot Awards in 2021 in both the Apps and Interface and User Experience design: Mobile UIs category. Users are also getting the ability to sync mobile and PC experiences through the Flow feature, which enables gamers to share walkthroughs, tutorials and character builds between devices, and getting instant access to GX corner – a unique space on GX Mobile’s home screen featuring the latest gaming news, deals and a game release calendar. Opera GX Mobile also distinguishes itself with a unique gaming-inspired design supporting different color themes. Since launching, GX Mobile has experienced rapid growth, already serving 2 million MAUs in 2021.

First launched in 2006, Opera Mini is a mobile browser that provides a faster browser experience on practically any Android smartphone or feature phone. Through the application of advanced data compression and savings technologies, Opera Mini has enabled hundreds of millions of users around the world to access the internet through their mobile devices, providing a reliable browsing experience regardless of their network conditions. Opera Mini is a cloud-based browser that is fast to install and takes up very little space on a user’s mobile phone. When browsing with Opera Mini, the data traffic can go through Opera servers, which compress web pages, including text and images, towards only 10% of their original size, reducing the amount of data that needs to be sent over mobile networks that are often congested. Moreover, the reduced data traffic consumption can provide users with a significantly lower data cost compared to the default browser found on their phones. Opera Mini averaged 163 million users worldwide during 2021, with over 100 million MAU in its Android version alone. In addition, Opera is one of the most widely used mobile browsers in emerging markets according to Statcounter. In February 2021, we launched Hype, an in-browser chat service for Opera Mini users in South Africa, Zambia and Ghana. This product reached over 600 thousand MAUs in 2021. Hype messenger won a Red Dot Award in the Apps: Social Networking category in 2021.

Our mobile browser users

Our mobile browser user base reached 233 million average MAUs in 2021, of which 173 million were smartphone users and 60 million were feature phone users. In 2021, we continued to reduce acquisition spend in South Asia, a low ARPU region, while reallocating those resources to growing our users in high ARPU markets such as North America and Western Europe.

Our gaming initiative: Opera Gaming

Building on the success of Opera GX, Opera is developing a community of gamers and game creators. This included creating the Opera Gaming division following the acquisition of YoYo Games in January 2021, the owner of GameMaker Studio, a 2D gaming development platform. The focus of Opera Gaming will be to grow the user base of Opera GX and build increased functionality within and outside the Opera GX browser, using GameMaker Studio.

GameMaker Studio provides game creators with a complete set of tools to create games for any platform. In the third quarter of 2021 Opera made it free for creators to develop games with GameMaker Studio and publish those games to Opera GX. In November 2021 we launched GXC, a portal connecting our Opera GX browser users with the games created by developers using our GameMaker Studio development platform. GXC gives users instant access to over 1,000 games directly from Opera GX. By bringing Opera GX and GameMaker Studio 2 together, the GXC portal seeks to make creating, sharing and playing games as quick and easy as posting on social media.

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

We continue to improve Opera News, adding new features and functions for our users as well as improving the attractiveness of the platform for content creators and publishers. In September 2019, we launched Opera News Hub in Nigeria and then expanded to additional markets in 2020 and 2021. The Opera News Hub platform enables content creators to self-publish and monetize their content through our Opera News channels, which has enabled us to attract increasingly local content. At the same time, we have sought to increase the number of mainstream news publishers distributing content on the Opera News platform. To enable publishers to build audience loyalty, we have added features for users to follow specific publishers and receive notifications when they submit new content. Users can also create custom feeds to receive content from their preferred publishers and content categories.

Building upon the success of Opera News, we rolled out Opera Football in 2021. This website and related apps use the AI technology developed for Opera News, with a filter in place to highlight only the news about a specific vertical, in this case football (soccer). In addition to the filter, Opera Football is given a design aesthetic that gives the apps and website a unique look. We believe there are opportunities for additional sports and other verticals that Opera can offer leveraging the already developed Opera News AI technology.

Our Opera News users

Growing the size of our Opera News user base and increasing engagement is one of our strategic priorities. Since its launch in January 2017, its user base reached 203 million average MAUs in 2021 across those users that accessed Opera News from Opera browsers and those that accessed it from dedicated Opera News apps or websites. The Opera News apps reached an average of 45 million in MAUs in 2021. In light of the strong adoption of Opera News in emerging markets, in 2021, we entered into additional markets including the United States, France and Germany, and we have seen initial success in terms of both user growth and corresponding revenue from these users. Generally speaking, users in these markets monetize at a significantly higher rate than those in the initial Opera News markets.

Our E-Commerce initiatives

We launched a browser-based cashback offering branded “Dify” that provides financial rewards to Opera users for certain online transactions. The Dify cashback service aims to provide Opera’s users with an integrated, seamless, non-intrusive cashback experience inside their browser. The cashback service was initially offered in Spain and then rolled out to Polish users in October 2021. Dify cashback features hundreds of shops including brands such as PC Componentes, AliExpress, and Shein.

In December 2021, Opera announced a collaboration with Butter, a Buy-Now-Pay-Later (BNPL) platform regulated by the UK Financial Conduct Authority FCA. Through a partnership with Butter, Opera will enable a more seamless user experience for UK based shoppers in Opera’s browser. Butter’s Buy-Now-Pay-Later extension will give millions of UK consumers the possibility to spread payments on any e-commerce product purchased using an Opera browser. Opera has discontinued its Dify wallet and buy-now-pay later (BNPL) offering in Spain in favor of partnering with third parties.

We intend to continue exploring business opportunities through various e-commerce initiatives. For example, we have an initiative for offering online shopping coupons in certain markets and in December 2021 we began beta testing of Loomi by Opera, a video streaming platform for Poland.

Our Web3 initiatives

In 2018, we introduced a Crypto Wallet inside our browsers, enabling access to a new generation of blockchain-based Web 3 applications. This allows users to interact with these applications, send or receive various kinds of cryptocurrencies to sites and users, as well as identify themselves to sites and hold unique digital items from blockchain-based games. As of March 2022, Opera supports several blockchains including Bitcoin, Celo, Ethereum, IXO, Nervos, Polygon and Solana. In addition, we announced in June 2021 that we integrate Celo Native Asset, or CELO, Celo Dollar, or cUSD, and Celo Euro, or cEUR stablecoins in our Crypto Wallet. cUSD and cEUR are the first stablecoins to be added to Opera browser’s built-in crypto wallet, mitigating cryptocurrency volatility.

We have integrated with DeversiFi to enable our wallet users to be able to transact with Ethereum Layer 2 directly. We have partnered with Gala Games, a successful blockchain gaming platform, to create carbon-neutral NFTs that were auctioned for charity, and plan for a new player initiative in the upcoming blockchain role playing game, Mirandus, which will redefine the traditional gaming model by giving players greater control than ever over in-game economy.

Building on our tradition of creating bespoke browsing experiences, in January 2022 we launched a public beta of browsers for PC and mobile that are tailored to provide crypto enthusiasts a gateway to web3 and crypto.

Our intelligent online marketing platforms: Opera Ads

Opera Ads is our inhouse advertising platform optimized for serving our owned & operated inventory targeting digital agencies, advertisers and brands to connect and engage directly with Opera users through both programmatic and traditional advertising solutions. The Opera Ads offering is an important part of our monetization strategy aimed at growing our average revenue per user and it builds on top of our existing search and affiliate monetization partnerships with companies such as Google and Amazon.

The Opera Ads platform was extended in 2021 with our self-serve advertising platform, Opera Ads Manager, which connects with partner inventories via real time bidding offering our advertising partners an audience extension and incremental reach for their campaigns. Opera Ads Manager is designed to create, manage, and report on digital advertising campaigns in one place allowing advertisers to reach customers in all phases of their journey from discovery to conversion.

Our partners

We partner with companies that benefit from our online marketing and advertising services, including search engines, e-commerce and travel providers and digital advertising platforms. Through placement of shortcuts, or “Speed Dials”, and advertisements in our browsers and apps, we have the ability to direct traffic to the websites of both global and local partners that provide services to our users. These companies pay us either for referring traffic to them or for displaying their advertisements.

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

We have had a search distribution agreement with Google since 2001. We entered into our current search distribution agreement with Google in 2012 and have recently extended the term of that agreement until December 31, 2024. Google may also extend the term by an additional 12-month period by providing 30 days written notice to us. We have had a search partner agreement with Yandex since 2007. We entered into our current partner agreement with Yandex in 2012 with a five-year initial term. The initial term has subsequently been extended twice and now extends until April 2023. Following the initial term, the partner agreement automatically renews for additional two-year periods unless written notice is given by either party at least 30 days prior to the automatic renewal. Our agreements with Google and Yandex are subject to customary events of default, including failure to make payments, material breach, liquidation, as well as other termination trigger events as provided therein.

E-commerce and online travel agencies

We work closely with large, global e-commerce and online travel agencies, such as Amazon, eBay, Aliexpress, and Booking.com, as well as strong local brands like Flipkart, Tokopedia and others. The value of these partnerships continues to rise through increased user engagement with such popular services within our browsers, as well as deeper integration of services and our AI technology, which allows for more accurate suggestions, price comparisons, personalized landing pages and one-click purchases.

We earn revenue from transactions initiated by our directed users via links provided on our Speed Dial homepage and other advertisements, typically in the form of a defined share of the revenue generated by these service providers.

Digital advertising platforms

We have established relationships with leading digital advertising platforms such as Google AdSense, AdMob by Google, Audience Network by Facebook and others.

We allow these digital advertising platforms to display their advertisements on our browsers and recognize revenue based on the amounts we are entitled to receive from such advertising partners. We also sell select premium advertising placements, such as banners, interstitials, videos, sponsored articles and notifications to global and local advertisers.

Content Providers

In addition to monetization partners, we have formed strong relationships with high profile media companies, while also focusing on regional and local content providers in key markets in Africa, Europe and USA. These relationships enable us to obtain comprehensive news and other content that we can make available to users on our platform, provide more publicity for our content provider partners and generate revenues through the placement of advertising within our news service. Further, we are increasingly focused on the creation of exclusive local content through Opera News Hub. We also analyze users’ behavior to improve the relevance of the news stories and advertisements that we show to each user based on their preferences.

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

Technology

Technology is key to our success as it enables us to innovate, improve our users’ experience and operate our business more efficiently. Our technology team is composed of highly skilled engineers, computer scientists and technicians whose expertise spans a wide range of areas. As of December 31, 2021, we employed a team of approximately 435 engineering and data analytics personnel, mainly located in Poland, China, Sweden and the UK, engaged in building our technology platform and developing new Opera products and services in our core businesses as well as newer initiatives such as payments or gaming.

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

Our key AI technologies implement the following powerful features:

●

Natural Language Processing. We use natural language processing, or NLP, and deep learning models to analyze, sort, extract, classify, process and better understand news content. Using NLP, we can quickly incorporate new languages into our AI-powered content discovery and recommendation platform. Our deep learning models, which include few-shot and zero-shot learning multilingual models, billion parameters bert-based pretrained models and knowledge graph embedding, help us to extract key entities, topics and other semantics tags. We can also find connections between top news, celebrities and other news elements, extract timeline and history of important events automatically.

●

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

●

Personalized Multi-Objective Ranking Model. On the basis of the personalized click prediction model (a large-scale deep neural network), we have developed a personalized multi-objective prediction model, which not only predict the click probability of a user to a certain news article, but also predict the reading time and whether the user will like/share the news or subscribe to the author, thereby better reflecting the user's satisfaction with the recommended content. This is a multi-objective neural network model with tens of billions of features, trained in real time based on user interactions.

●

Deep Reinforcement Learning Recommendation. By applying the improved version of Deep Deterministic Policy Gradient, or DDPG, the machine learning algorithm no longer only optimizes the reward of the current recommended content, but also optimizes the total reward of a series of user interactions in a session. Such objective function leads to deeper reading interactions and also represents an increase in reading satisfaction.

●

Big Data Capabilities. We are able to quickly develop and scale our presence across different geographies, languages and cultures utilizing our big data capabilities. We have multiple data centers distributed across four continents that support massive petabyte-level distributed data storage and allow us to process in real-time hundreds of terabytes of data related to our users every day. We use data mining and analytics technologies to find patterns in the large amounts of data we collect, which helps us to understand our users and provide them with better content recommendations

Cloud Compression Technologies

Our compression technologies, Turbo and Opera Binary Markup Language, or OBML, are advanced compression technologies that are built into our apps to optimize data traffic and connection times for our users. These technologies allow our browsers to load web pages faster by downloading less data. Today, Turbo is our standard compression mode for high-end smartphones and computers, while OBML, adapted exclusively for Opera Mini, provides an extreme compression mode, which compresses web content by up to 90%, providing a good web browsing experience even on the most limited mobile data networks.

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

As of December 31, 2021, we owned approximately 5,600 servers in nine internet data centers located in The Netherlands (two locations), Russia, the United States (two locations), Singapore, Kenya, South Africa and Nigeria. As of December 31, 2021, our data centers had a total connectivity bandwidth of 380 Gbps max throughput, 250 Gbps daily peak.

Our Investments

Our business includes investments in certain associates, joint ventures and other companies.

OPay Limited, or OPay, an investee in which we currently hold a 6.44% equity interest, is a mobile payment fintech company that focuses on emerging markets, with Nigeria and Egypt as initial key markets. OPay provides online and offline payments, and digital wallet services leveraging AI, big data and other fintech innovations, thus helping countries in emerging markets transform into cashless societies. As of December 31, 2021, our investment in OPay is treated as held for sale pursuant to a divestment plan authorized by the board of directors of the Company.

nHorizon Innovation (Beijing) Software Ltd., or nHorizon, a joint venture in which we have a 29.1% equity interest, operates an Opera browser in China. nHorizon’s monetization partners include Baidu, Sogou and others. nHorizon consists of nHorizon Innovation (Beijing) Software Limited and nHorizon Infinite (Beijing) Software Limited.

AB “Fjord Bank”, or Fjord Bank, an investee in which we invested EUR 0.8 million in January 2021 in exchange for shares representing an ownership interest of 6.1% as of year-end 2021, operates as a licensed specialized bank and has launched operations with an online offering which includes fixed deposits and consumer lending business in the Lithuanian market.

Historically, we owned a 42.35% equity interest in NanoCred Cayman Co. Limited, or Nanobank, and a 19.35% equity interest in Star Group Interactive Inc., or Star X (formerly known as StarMaker). Nanobank was formed in August 2020 by merging Opera’s emerging market fintech business with a similar business of Mobimagic. Nanobank offers microlending and other services in Africa, Latin America, South Asia and Southeast Asia. Star X is a technology-driven company focused on audio-centric social networking, which is popular in emerging markets like Southeast Asia and the Middle East. As of December 31, 2021, our investments in Nanobank and Star X were treated as held for sale pursuant to a divestment plan authorized by the board of directors of the Company. On March 22, 2022, we announced the sale of our entire equity interest in Nanobank to an undisclosed third-party buyer for $127.1 million in cash, payable in eight equal quarterly installments over the next two years, and on April 21, 2022, we announced the sale of our entire equity interest in Star X to Kunlun Tech for US$83.5 million in cash, of which US$28.4 million is due within ten business days after the close of the transaction while the remaining consideration is due in two equal installments by December 31st of 2023 and 2024 with no contingencies.

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

In 2021, organic installs were our most important channel for new user acquisition, representing approximately 73% of our new smartphone users. In parallel, we cooperate with industry partners to promote our products. [See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.”] In 2021, approximately 6% of new smartphone users originated from our paid online promotions.

Our products are available through our official website, www.opera.com, as well as Google Play, Apple’s App Store, and other online app marketplaces.

Competition

We face intense competition with regard to all of the products and services we offer. In the browser space, we generally compete with other global browser developers, including companies such as Google (Chrome browser), Apple (Safari browser), Microsoft (Edge and Internet Explorer browsers) and Samsung that distribute their browsers via proprietary operating systems and devices, and with other regional internet companies that have strong positions in particular countries. For many internet users that default browser is sufficient, and we often have to compete for users who have decided that they want to choose which browser is on their devices. For those users we also have to compete with smaller, independent browser companies such as Firefox or DuckDuckGo.

In the content space, we face competition from other internet companies promoting their own content products and services globally, including Google, Apple and Facebook, and traditional media such as global or regional newspapers and magazines. Unlike some other large competitors, we have historically focused on key growth markets outside North America, which enables us to integrate unique content to local Opera News users via our evolving AI-powered content discovery and recommendation platform. However, we expect to increasingly compete with digital media properties and other AI based news offerings as we continue to expand Opera News into development markets. In addition, we compete with all major internet companies for users’ time and engagement.

Seasonality

See “Item 3. Key Information —D. Risk Factors— Our results of operations are subject to seasonal fluctuations due to a number of factors.”

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

As of December 31, 2021, we had over 190 active registrations or pending applications for the OPERA, Opera with Red O (both old and new versions) and OPERA SOFTWARE trademarks in over 90 countries, and for our red “O” logo in over 80 countries. We are also seeking trademark protections for certain of our other brands. Opera has a patent portfolio that includes more than 20 patents issued in the United States as well as certain international patent registrations. In addition, as of December 31, 2021, we had hundreds of registered domain names related to our business.

Regulations

Norwegian Regulations on Intellectual Property Rights

Norway adheres to key international agreements for the protection of intellectual property rights, hereunder the Paris Convention for the Protection of Industrial Property, Berne Convention, Universal Copyright Convention of 1952, the Rome Convention and the TRIPS agreement.

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

Regulations on Data Protection and Information Security

The principal data protection legislation in Norway is the Personal Data Act of June 15, 2018, no. 38. The Personal Data Act implements 2016/679/EU - General Data Protection Regulation, or GDPR, in its entirety. The purpose of the act is to protect natural persons from violation of their right to privacy through the processing of personal data. Broadly speaking, the GDPR applies to the processing of personal data conducted by companies established in the European Economic Area, or EEA, and to the processing of personal data of data subjects in the EEA, where the processing is linked to offering services to such data subjects or monitoring their behavior.

A significant number of the users of our products are in the EEA and we also serve certain of our users from our business establishment in Norway, and consequently our processing of the personal data of such users is subject to the GDPR. Since the Court of Justice for the European Union handed down its judgment in Schrems II in 2020, data protection authorities in Ireland, France, Germany, and elsewhere have levied significant fines against various technology companies for GDPR violations. The European Data Protection Board has also indicated that international transfers of personal data should be subject to heightened scrutiny (as evidenced by its new set of standard contractual clauses for such transfers and associated guidance). Furthermore, a new E-Privacy Regulation (replacing the 2002 E-Privacy Directive) is being debated in the European Union. As a result, we anticipate that on-going developments in European data protection and privacy laws and practices will continue to affect our business and impact our products.

In the last few years many additional jurisdictions, including Nigeria, Kenya, China and Russia, have enacted or updated data privacy or data localization laws. For example, the Nigeria Data Protection Regulation of 2019, or the NDPR, was adopted based on the GDPR but applies to the personal data of Nigerians. Under NDPR, entities collecting the personal data of Nigerians must register with Nigeria’s National Information Technology Development Agency and submit to the agency the results of annual data privacy audits conducted by registered data privacy auditors. We anticipate continued developments in data protection, privacy and data localization rules in various countries which will continue to affect our business and impact our products.

Regulations Relating to Content Recommendation

Our Opera News content discovery and recommendation platform is available in a wide variety of markets worldwide. In recent years, several countries have adopted regulatory regimes for news aggregation services requiring local registration or licensing, in some cases enabling more effective governmental restrictions on their citizens’ access to certain categories of information. In Western markets some countries have adopted legislation expanding publishers’ copyright entitlements on digital platforms including search engines, social media and content recommendation platforms. Australia and France, for example, have adopted laws which afford publishers of digital media the right to receive payment for use of their content in search results or content recommendations. There has also been an increased emphasis on the veracity of online news reports, with the increasing social expectation that content platforms and aggregators will take steps to prevent the dissemination of “fake news.” In short, content aggregation is becoming regulated, and we anticipate that we will be subject to an increasingly diverse and fragmented regulatory environment over time.

European Licensure and AML Regulations

Certain of our subsidiaries operate or may come to operate in regulated financial services or crypto markets under licenses issued by regulatory bodies in Europe or elsewhere. Under these regulatory regimes, the relevant national regulator may conduct a “fit and proper” evaluation of all major, direct or indirect shareholders and require that any shareholder intending to acquire beneficial ownership of 10% or more of our company must first obtain pre-approval from the regulator. Such major shareholders must also seek pre-approval of any additional major increase in shareholding and give notice of any major decrease in shareholding. Our company has, for example, a subsidiary in Lichtenstein licensed by the Liechtenstein Financial Market Authority. Under applicable law, any shareholder intending to acquire 10% or more of our company must first obtain the prior approval of this regulator. We may, moreover, expand our European financial services or crypto initiatives to additional jurisdictions within the EEA with operations which may require similar pre-approvals for additional regulators.

Our European financial services and crypto initiatives may be subject to regulations intended to prevent and detect money laundering and terrorist financing, or AML Regulations. Such AML Regulations are generally based on the EU’s Fourth Money Laundering Directive (Directive EU 2015/849), Fifth Money Laundering Directive (Directive EU 2018/843) and FATF Recommendations. Reporting entities under such legislation are obliged to apply a risk-based approach when determining measures against money laundering and terrorist financing, including the performance of required customer due diligence measures. If a reporting entity detects circumstances which may indicate that funds are associated with money laundering or terrorist financing, further examinations shall be conducted. If the reporting entity after such examinations suspects that funds are the proceeds of a criminal activity, or are related to terrorist financing, it is required to report its suspicions to appropriate authorities. At present, we have subsidiaries which are reporting entities under the AML Regulations of the United Kingdom and Lichtenstein. We may expand our European financial services initiatives to additional jurisdictions within the EEA in the future and may then have reporting entities in such additional jurisdictions for purposes of compliance with the applicable AML Regulations of such jurisdictions.

C.           Organizational Structure

The chart below summarizes our corporate structure and identifies all our subsidiaries and their places of incorporation as of the date of this annual report:

Notes:

(1) 20% held by nominee shareholders.

(2) 1 share held by an additional Opera group entity.

(3) Variable interest entity, or VIE, contractually controlled by Opera Software International AS.

D.           Property, Plants and Equipment

Our corporate headquarters is located in Oslo, Norway. Our principal technical development facilities are located in Wroclaw, Poland, Dundee, Scotland, Beijing, China and both Linköping and Gothenburg, Sweden. We also have offices in Nigeria, India, Ireland, France, Germany, Spain, England, South Africa and Kenya among other countries.

Our servers are hosted in leased data centers, primarily in the Netherlands, the United States, Nigeria, Kenya, South Africa, Singapore and, from Q1 2022, also in Canada. The data centers in our network are owned and maintained for us by major domestic and international data center providers. We generally enter into leasing and hosting service agreements with renewal terms that range from one to three years.

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

For discussion related to our financial condition, changes in financial condition, and results of operations for 2020 compared to 2019, refer to “Item 5.A. - Operating and Financial Review and Prospects,” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2020, which was filed with the SEC on June 11, 2021.

A.           Operating Results

Executive Overview of Full Year 2021 results

●	Total revenue was US$251.0 million, an increase of 52%, compared to 2020.
●	Search revenue was US$122.0 million, an increase of 45%, compared to 2020.
●	Advertising revenue was US$123.9 million, an increase of 73%, compared to 2020.
●	Net loss was US$44.0 million, versus net income of US$179.2 million in 2020.
●	Adjusted EBITDA was US$29.0 million, an increase of 16%, compared to 2020.

The 52% revenue increase from 2020 to 2021, corresponding to an increase of US$85.9 million in absolute amount, was driven by increased monetization on a per-user basis, a result of both underlying demand and pricing factors as well as the growth of our browser and news user bases in western markets. We recorded substantial increases in both search and advertising revenues for 2021 which however was partially offset by a decline in technology licensing and other revenue following reduced engineering services provided to our business partners.

Expenses and other items that are included in the calculation of adjusted EBITDA increased by US$81.9 million, or 58%, primarily a result of the US$73.1 million, or 153%, increase in marketing and distribution expenses. This increase was a consequence of our decision to invest more heavily in the user growth of our products in western markets and thereby accelerate our revenue growth. As a result, our adjusted EBITDA was US$29.0 million in 2021, marking an increase of 16% compared to 2020.

Net loss was US$44.0 million in 2021, which was inclusive of a US$118.2 million impairment of our investment in Nanobank and US$26.0 million as our share of Nanobank’s net loss for the year, both of which largely a consequence of its halting of operations in India. All other items combined had a positive contribution of US$71.2 million to our 2021 net result, as fair value gains from OPay and Star X of US$116.6 million exceeded other cost items such as depreciation and amortization, share-based remuneration and net finance expenses. Net income was US$179.2 million in 2020, which was inclusive of a profit from discontinued operations of US$141.7 million.

Cash, cash equivalents and short-term investments in marketable securities totaled $181.0 million as of December 31, 2021, an increase from US$134.2 million as of December 31, 2020. We believe this level of liquidity is sufficient to successfully navigate an extended period of uncertainty. See also “Risk Factors – Risks Related to Our Business and Industry - We face risks related to natural disasters, health epidemics or terrorist attacks, which could significantly disrupt our operations.”

Impact of COVID-19 Pandemic

The COVID-19 pandemic has created significant volatility, uncertainty, and economic disruption. In response to the COVID-19 pandemic, we have taken a number of actions focused on protecting the health and safety of our employees, maintaining business continuity, including providing the ability to work from home for our employees.

The full impact of the COVID-19 pandemic on our business, financial condition, and results of operations will depend on numerous evolving factors that we may not be able to accurately predict and that will vary by market, including the duration and scope of the pandemic, including any resurgences, the impact of the pandemic on economic activity, and actions taken by governments, businesses, and individuals in response. We will continue to actively monitor and respond accordingly to the changing conditions created by the pandemic. Please refer to Part I, “Item 3.D. Risk Factors” in this annual report for further discussion of the impact of the COVID-19 pandemic on our business, operating results, and financial condition.

Key Metrics

We use certain key non-financial metrics to monitor and manage our business, most importantly our product adoption as measured by monthly active users and the average revenue generated by each such active user. We use these indicators to evaluate our business, measure our performance, identify trends affecting our business, formulate business plans, and make strategic decisions. We believe these indicators provide useful information to investors in understanding and evaluating our operating results in the same manner we do.

The following table presents certain of our user metrics for the periods indicated:

	Three months ended (1)
	Mar 31, 2020	Jun 30, 2020	Sept 30, 2020	Dec 31, 2020	Mar 31, 2021	Jun 30, 2021	Sept 30, 2021	Dec 31, 2021
	(in millions)

Smartphone total average MAUs	225.1	225.5	243.0	232.7	225.9	220.0	215.6	208.7
PC browser average MAUs	67.4	74.8	74.7	78.9	78.6	78.0	74.1	77.3
Feature phone average MAUs
TOTAL MAUs	353.4	369.3	388.4	381.4	370.6	364.5	351.7	343.1
Annualized ARPU ($) (2)	0.41	0.33	0.41	0.51	0.54	0.64	0.75	0.83

__________________

(1)	Average across the three months included in each period, with each month calculated as of its final day using a 30-day lookback window.

(2)	Search and Advertising revenue in the quarter, divided by the quarter’s average MAUs and multiplied by four to annualize.

Our total smartphone average MAUs in the three months ended December 31, 2021, was 209 million. This figure comprises 167 million smartphone browser users, and 41 million users of the dedicated Opera News apps.

Our strategy to focus and expand our marketing and distribution activities in western markets, combined with a reduced spending in certain emerging markets, led to an approximate 10% reduction in the overall total user base from the fourth quarter of 2020 to the same quarter of 2021. However, as can be shown in our annualized ARPU metric, the resulting monetization increase on a per-user basis reached 63% over the fourth quarter of 2020, fueling our strong growth in search and advertising revenues for the same quarter in 2021.

Major Factors Affecting Our Results of Operations

Our Ability to Maintain and Expand Our User Base, and Maintain and Enhance User Engagement

Our user base is important for our revenue generation, both because its sheer size makes us an attractive partner for search and advertising partners, and in terms of directly impacting our user-generated revenues. We have elected to prioritize our user growth efforts on geographies and segments that are most monetizable. This has led to a directional shift in our user base and revenue mix towards more developed markets, with a decline in total MAUs that has been well offset by the increase in ARPU.

Our ability to continue to effectively maintain and grow our user base in regions and segments with attractive monetization potential will affect the growth of our business and our revenues going forward. We generate revenues from our business partners, including search providers and advertisers, who are drawn to our platform in part because of the size of our user base, our attractive demographics, and our level of user engagement. Our ability to maintain and enhance user engagement depends on, among other things, the effectiveness of our marketing and distribution spend, our ability to continuously offer comprehensive and effective products and services, recommend personalized content through technological innovation and provide a superior content discovery experience.

Our Ability to Monetize

We have long and deep relationships with many of our major monetization partners. Changes in the revenue sharing or fee arrangements with our key monetization partners may materially affect our revenues, although we have not seen such material impacts to our revenues over the 2019 to 2021 period. However, for example, a change in the revenue sharing percentage paid by certain of our major partners such as Google or Yandex, or a change in their payment policies or other contractual arrangements, could impact our revenues, either positively or negatively. Likewise, with respect to certain major advertising partners, changes in the fee rate we receive per click or per sale may affect our revenues.

The growth, seasonality and strength of our major advertising partners’ businesses may also materially affect our revenues, positively or negatively. This has been illustrated by the COVID-19 pandemic where, for example, we have seen revenues decline from monetization partners in travel related businesses, presumably due to pandemic related travel restrictions. At the same time, we have seen revenues increase from monetization partners with e-commerce businesses as more people buy online. Revenues from monetization partners in sports related businesses were temporarily down when sporting events were suspended, only to later recover and with even stronger demand as people follow sporting events digitally, with such digital adoption presumably accelerated due to pandemic related restrictions on attending live sporting events. As the pandemic continues to evolve, we may observe further unpredictable effects, positive or negative, on the businesses of some of our major advertising partners and by extension on our revenues.

Further, our revenue generation is affected by our ability to promote and improve our users’ experience with our partners’ services, and our ability to open advertising inventory.

In 2021, we had approximately 696 monetization partners. We intend to maintain and deepen our relationships with current partners and attract more partners to increase and diversify our revenue sources. Our ability to further increase the number of partners primarily depends on whether we can provide integrated marketing services and help them more precisely reach their targeted users through our AI-powered content discovery platform.

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

Our Ability to Conduct and Manage Strategic Investments and Acquisitions

We have invested and expect to continue to invest in new businesses, products, services and technologies, and we have also invested in promising companies. Our financial results could be adversely affected by our investments or acquisitions. The investments and acquired assets or businesses may not generate the financial results we expect. They could result in occurrence of significant investments and goodwill impairment charges, and amortization expenses for other intangible assets. Moreover, we share the results of the investments which we account for as equity method investments. In August 2020, we contributed our emerging market fintech assets to Nanobank, an equity-accounted investee until year-end 2021 when we classified it as held for sale. In 2021, we recognized an impairment loss of US$118.2 million on our investment in Nanobank, calculated as the difference between the fair value less costs to sell and the carrying amount. The fair value less costs to sell was determined based on the consideration we received in March 2022 when we sold the shares in Nanobank. This impairment came on top of Nanobank’s own impairments and provisions related to the same, of which we recognized our share under the equity method. We may continue to incur impairment charges in connection with our investments or acquisitions and pick up the losses of our equity method investments, which could depress our profitability and have a material adverse impact on our financial results.

Key Components and Results of Operations

Reclassifications and Adjustments Made After Presentation of Unaudited 2021 Financial Results

Subsequent to the announcement of our fourth quarter and full-year 2021 results on February 17, 2022, we have made certain reclassifications and adjustments to amounts in the financial statements.

1.

We determined that the impairment of goodwill associated with a European payment platform was US$3.1 million, a reduction from US$3.8 million as recognized in our interim financial statements for the fourth quarter of 2021. This adjustment reduced our impairment of non-financial assets for the year by US$0.8 million.

2.

We concluded that our shares in the three companies Nanobank, OPay and Star X should be classified as held for sale by year-end 2021. In isolation, that classification would have no effect on our loss for the year. However, for our shares in Nanobank and Star X, which were sold in 2022 prior to the date of this annual report, we determined that the present values of the payments to be received for the shares were the best estimates of fair values as of year-end 2021 based on the transactions being completed shortly after the end of the reporting period, and based on our assessment that events and developments in 2022 in the periods up until the sales, both matters internal of the companies and matters related to the markets in which they operate, did not have material impacts on the fair values of the shares. This led us to decrease the recognized value of our shares in Nanobank by US$56.1 million to US$120.3 million and increase the value of our shares in Star X by US$26.4 million to US$83.5 million. Combined, this increased our loss for the year by US$29.7 million.

3.

We reduced operating expenses by US$0.8 million, representing reductions in accrued expenses by US$0.4 million for each of personnel expenses including share-based remuneration, and marketing and distribution expenses.

As a result of the foregoing, our net loss for 2021 increased by US$28.2 million to US$44.0 million as the reduced fair value of our shares in Nanobank was only partially offset by the other factors. Adjusted EBITDA increased by US$1.2 million to US$29.0 million, with the increase affected by only the third item above, in addition to a reclassification between cash-based and share based remuneration of US$0.4 million.

Results of Operations

The following table set forth our consolidated statement of operations data for each of the periods presented, in absolute terms and as percentage of revenue.

	Year ended December 31,
	2019		2020		2021
	(US$ in thousands, except for percentages)
Revenue	177,078	100%	165,056	100%	250,991	100%
Other income	-	-	11,542	7%	466	0%
Operating expenses:
Technology and platform fees	(796)	0%	(3,315)	(2)%	(4,472)	(2)%
Content cost	(1,545)	(1)%	(4,312)	(3)%	(3,712)	(1)%
Cost of inventory sold	(208)	0%	(700)	0%	(5,507)	(2)%
Personnel expenses including share-based remuneration	(62,323)	(35)%	(62,103)	(38)%	(74,450)	(30)%
Marketing and distribution expenses	(65,074)	(37)%	(47,860)	(29)%	(120,944)	(48)%
Credit loss expense	(577)	0%	(1,849)	(1)%	(557)	0%
Credit loss expense related to divested joint venture	-	-	(10,476)	(6)%	-	-
Depreciation and amortization	(18,843)	(11)%	(20,234)	(12)%	(19,600)	(8)%
Impairment of non-financial assets	-	-	-	-	(5,624)	(2)%
Other expenses	(28,248)	(16%	(28,197)	(17)%	(22,802)	(9)%
Total operating expenses	(177,614)	(100)%	(179,046)	108)%	(257,668)	(103)%
Operating loss	(536)	0%	(2,448)	(1)%	(6,211)	(2)%
Share of net income (loss) of equity-accounted investees	(3,818)	(2)%	2,005	1%	(26,675)	(11)%
Impairment of equity-accounted investee	-	-	-	-	(118,178)	(47)%
Fair value gain on investments	37,900	21%	24,000	15%	116,561	46%
Net finance income (expense):
Finance income	10,532	6%	13,633	8%	123	0%
Finance expense	(655)	0%	(516)	0%	(6,912)	(3)%
Foreign exchange gain (loss)	(25)	0%	833	1%	(1,814)	(1)%
Net finance income (expense)	9,851	6%	13,950	8%	(8,603)	(3)%
Profit (loss) before income taxes	43,396	25%	37,507	23%	(43,106)	(17)%
Income tax expense	(2,658)	(2)%	(75)	0%	(43)	0%
Profit (loss) from continuing operations	40,739	23%	37,432	23%	(43,149)	(17)%
Profit (loss) from discontinued operations	17,161	10%	141,742	86%	(816)	0%
Net income (loss) attributable to owners of the parent	57,899	33%	179,174	109%	(43,964)	(18)%

Revenue

We operate and manage our business in two reportable segments—Browser and News, and Other. We identify our reportable segments based on our products and services as used by the chief operating decision maker to monitor performance and make operating decisions. See Note 4 to our consolidated financial statements included elsewhere in this annual report for additional information regarding our reportable segments. The following table sets forth our revenue by segment.

	Year ended December 31,			Change
	2019	2020	2021	2020 vs. 2019	2021 vs. 2020
	(US$ in thousands, except for percentages)
Browser and News:
Search	86,155	84,180	121,961	(2)%	45%
Advertising	68,813	71,292	123,870	4%	74%
Technology licensing and other revenue	-	-	2,182	N/A	N/A
Total segment revenue	154,968	155,472	248,013	0%	60%
Other:
Advertising	-	216	40	N/A	(81)%
Technology licensing and other revenue	22,110	9,368	2,937	(58)%	(69)%
Total segment revenue	22,110	9,584	2,978	(57)%	(69)%
Total revenue	177,078	165,056	250,991	(7)%	52%

Browser and News

The Browser and News segment includes our PC and mobile browsers as well as the Opera News platform, which is integrated in Opera’s browsers and available through standalone apps. Following the acquisition of YoYo Games in 2021, the Browser and News segment also includes GameMaker, a platform for developing games. The browsers, Opera News and GameMaker are often closely bundled.

The main categories of revenue in the Browser and News segment are search and advertising. Search revenue is generated when a user conducts a qualified search using a search partner (such as Google or Yandex) through the built-in combined address and search bar provided in our PC and mobile browsers, or when otherwise redirected to the search partner via browser functionality. Advertising includes revenues from all other user-generated activities excluding search revenues. We generate advertising revenue by referring traffic from our platform to e-commerce partners, online travel agencies and other partners, and by selling advertisements. The fee arrangements generally include revenue sharing, cost per click or subscription revenues collected by third parties on our behalf. Advertising revenues include revenues from industry standard ad units, predefined partner bookmarks, or Speed Dials, and subscriptions of various promoted services that are provided by us. Advertising revenue also includes revenues generated from our Opera Ads business where we acquire third party inventory and resell this inventory to our advertising partners.

Our search revenue increased to US$122.0 million in 2021 from US$84.2 million in 2020, representing an increase of 45%. Search revenue is generated only in our browsers and not in connection with the Opera News platform, and the increase represents both underlying monetization improvements by our search partners and the growth of our browser user base in western markets where advertisers typically pay more to be promoted. As our search revenue is based on revenue share arrangements with our search partners, these factors have a direct positive impact on our search revenue. Search revenue accounted for 51% and 49 % of our total revenue in 2020 and 2021, respectively.

Our advertising revenue in the Browser and News segment increased to US$123.9 million in 2021 from US$71.3 million in 2020, representing an increase of 74%. This growth was fueled by the same factors that led to our search revenue growth, however the impact of growth in western markets was even more pronounced as the Opera News platform scaled significantly in western markets, and additionally our ad tech platform allowed us to leverage third party inventories as well to meet the demand we sourced from our advertisers. Advertising revenue in the segment accounted for 43% and 49 % of our total revenue in 2020 and 2021, respectively.

Technology licensing and other revenue within the Browser and News segment of US$2.2 million in 2021 is predominantly the revenue from licensing of GameMaker, a platform for developing games that we acquired with the acquisition of YoYo Games Limited in 2021.

Other

The segment Other includes licensing of our proprietary technology to third parties, related maintenance, support and hosting services, providing professional services, and providing customized browser configurations to mobile operators.

Our technology licensing and other revenue in the Other segment decreased to US$2.9 million in 2021 from US$9.4 million in 2020, representing a decrease of 69%. The decrease was predominantly attributable to reducing the provision of professional services to our equity-accounted investees.

Other Operating Income

Other operating income includes items of income that are not generated from our ordinary activities. For example, other operating income includes gains on disposals of fixed and intangible assets, gains from divestments of subsidiaries and equity-accounted investees. Other operating income also includes government grants related to income.

	Year ended December 31,			Change
	2019	2020	2021	2020 vs. 2019	2021 vs. 2020
	(US$ in thousands, except for percentages)
Other operating income	-	11,542	466	N/A	(96)%
As a percentage of revenue	N/A	7.0%	0.2%

We recorded other operating income of US$0.5 million in 2021, compared to US$11.5 million in 2020. Other operating income in 2021 was primarily related to various immaterial items of incidental income that are not generated from our ordinary activities. Other operating income in 2020 included the gain on the disposal of subsidiaries, the gain on disposal of a joint venture and a government grant related to refunded VAT.

Technology and Platform Fees

Technology and platform fees primarily comprise of (i) costs of any platform or collection service used to facilitate subscription services where we are the principal in the transaction, (ii) transaction and communication platform expenses, as well as third party credit scoring, data and risk control costs related to our European fintech business. We expect such individual components within this cost category to stay relatively stable as a percentage of the related revenue streams.

	Year ended December 31,			Change
	2019	2020	2021	2020 vs. 2019	2021 vs. 2020
	(US$ in thousands, except for percentages)
Technology and platform fees	796	3,315	4,472	316.5%	34.9%
As a percentage of revenue	0.4%	2.0%	1.8%

Our Technology and platform fees increased from US$3.3 million in 2020 to US$4.5 million in 2021. The main reason for the increase was that we increased the use of external platforms for compliance-related services used in our European fintech business.

Content Cost

Content cost mainly consists of revenue shares to content creators on our platforms and payments to publishers and monetization partners related to our Browser and News segment. We will continue our efforts to increase the amount of content available through its applications by onboarding more European and American publishers. We expect this cost category to stay relatively stable as a percentage of the related revenue streams, although given its limited relative size we may see continued fluctuations as observed in prior periods.

	Year ended December 31,			Change
	2019	2020	2021	2020 vs. 2019	2021 vs. 2020
	(US$ in thousands, except for percentages)
Content cost	1,545	4,312	3,712	179.1%	(13.9)%
As a percentage of revenue	0.9%	2.6%	1.5%

Our Content cost decreased from US$4.3 million in 2020 to US$3.7 million in 2021. We launched News Hub at the end of 2019 to increase quality as well as coverage of the content offered by Opera News. The move has improved the user experience and engagement, and the operation continued throughout 2021. New Hub complements content provided by our publisher partners.

Cost of Inventory Sold

Cost of inventory sold consists primarily of the cost for third party advertising inventory that is sold to our existing customers along with Opera owned inventory to better serve our advertisers’ demand. We benefit from discounts we obtain from suppliers of inventory, like Google or Facebook. We expect this cost category to grow as a percentage of the advertising revenue stream as we see it driving incremental profitability of our advertising efforts.

	Year ended December 31,			Change
	2019	2020	2021	2020 vs. 2019	2021 vs. 2020
	(US$ in thousands, except for percentages)
Cost of inventory sold	208	700	5,507	236.5%	686.7%
As a percentage of revenue	0.1%	0.4%	2.2%

The service was launched in 2019 and increased from US$0.7 million in 2020 to US$5.5 million in 2021.

Personnel Expenses Including Share-based Remuneration

Our personnel expenses including share-based remuneration primarily consist of salaries and bonuses with applicable social security costs, external temporary hire costs and other personnel related expenses, as well as share-based remuneration, including related social security costs. Personnel expenses are net of capitalized development expenses. We expect our personnel expenses to increase in absolute amounts in the foreseeable future due to the anticipated growth of business and expansion of our global operations, as well as periodic salary adjustments. For details of our share incentive plan, see Note 5 to our consolidated financial statements included elsewhere in this annual report.

	Year ended December 31,			Change
	2019	2020	2021	2020 vs. 2019	2021 vs. 2020
	(US$ in thousands, except for percentages)
Personnel expenses excluding share-based remuneration	56,395	57,397	63,984	1.8%	11.5%
Share-based remuneration, including related social security tax	5,928	4,706	10,466	(20.6)%	122.4%
Total personnel expenses, including share-based remuneration	62,323	62,103	74,450	(0.4)%	19.9%
As a percentage of revenue	35.2%	37.6%	29.7%

Our personnel expenses including share-based remuneration increased from US$62.1 million in 2020 to US$74.5 million in 2021. Cash-based compensation expenses increased by 11.5%, from US$57.4 million in 2020 to US$64.0 million in 2021. This was predominantly caused by an increased number of staff, with a 9% increase as measured between year-end 2020 and 2021. Share-based remuneration expenses increased by 122.4%, from US$4.7 million in 2020 to US$10.5 million, largely as a consequence of issuing new 4-year equity grants to employees whose prior grants had fully vested.

Marketing and Distribution Expenses

Marketing and distribution expenses primarily consist of performance-based campaigns associated with our browser and news business. We expect our marketing and distribution expenses to remain consistent or possibly increase slightly relative to 2021 as measured in absolute terms, however it is expected to decrease as a percent of total revenue following increased scale and completion of the initial launch of growth initiatives related to growing our user base in western markets.

	Year ended December 31,			Change
	2019	2020	2021	2020 vs. 2019	2021 vs. 2020
	(US$ in thousands, except for percentages)
Marketing and distribution expenses	65,074	47,860	120,944	(26.5)%	152.7%
As a percentage of revenue	36.7%	29.0%	48.3%

Our marketing and distribution expenses increased to US$120.9 million in 2021 from US$47.9 million in 2020, representing an increase of 152.7%. The growth is observed across all the key products with Opera News being the largest contributor by all means. The increase for Opera News was mostly associated with user acquisition efforts in the U.S. market through paid ads channels. Along with paid advertising, the mobile browser team has relied more on sponsored data campaigns to offer better user experience. In addition, Opera has launched a mobile browser for iOS that, in addition to organic, was growing through the paid channels. Most of the increase for the PC browser was driven by the efforts to grow our Gaming browser at a faster pace through engagement of paid distribution. Opera has also acquired a gaming business which became part of the marketing budget in 2021.

Credit Loss Expense

Our credit loss expense is mainly related to provisions for expected credit losses on trade receivables and consists of specific provisions where risk of credit loss has been determined by management as well as general provisions determined based on the aging of the trade receivables. Changes in credit loss expense is affected by our ability to collect our trade receivables, the credit risk of the markets we operate in as well as general market conditions affecting our trade partners.

	Year ended December 31,			Change
	2019	2020	2021	2020 vs. 2019	2021 vs. 2020
	(US$ in thousands, except for percentages)
Credit loss expense	577	1,849	557	220.5%	(69.9)%
As a percentage of revenue	0.3%	1.1%	0.2%

Our credit loss expense was US$0.6 million in 2021, as compared to US$1.8 million in 2020. See Note 13 to our consolidated financial statements included elsewhere in this annual report for more information.

In 2020, we incurred significant credit losses on trade and other receivables due from a former joint venture, which we divested from during that year. Due to the significance and specific circumstances related to the expected credit losses on those receivables, we determined that it was appropriate to include the expense on a separate line item in our Statement of Operations.

	Year ended December 31,			Change
	2019	2020	2021	2020 vs. 2019	2021 vs. 2020
	(US$ in thousands, except for percentages)
Credit loss expense related to divested joint venture	-	10,476	-	N/A	N/A
As a percentage of revenue	N/A	6.3%	N/A

Our credit loss expense related to the divested joint venture was zero in 2021, compared to US$10.5 million in 2020. See Note 13 to our consolidated financial statements included elsewhere in this annual report for more information.

Depreciation and Amortization

Depreciation cost largely relates to purchased equipment and servers as well as leasehold improvements. Amortization cost largely relates to intangible assets such as technology and customer relationships as well as capitalized development. Depreciation and amortization are driven by the amounts of assets we purchase and/or capitalize and the expected lifetime of those assets. See Notes 10 and 11 to our consolidated financial statements included elsewhere in this annual report for more information.

	Year ended December 31,			Change
	2019	2020	2021	2020 vs. 2019	2021 vs. 2020
	(US$ in thousands, except for percentages)
Depreciation and amortization	18,843	20,234	19,600	7.4%	-3.1%
As a percentage of revenue	10.6%	12.3%	7.8%

We had depreciation and amortization of US$19.6 million in 2021 compared to US$20.2 million in 2020, representing a decrease of 3.1%.

Impairment of Non-financial Assets

Impairment of non-financial assets include impairment losses on our fixed and intangible assets. Impairment losses arise when the recoverable amount of the individual assets or the cash-generating unit to which it belongs is less than the carrying amount of the asset or group of assets.

	Year ended December 31,			Change
	2019	2020	2021	2020 vs. 2019	2021 vs. 2020
	(US$ in thousands, except for percentages)
Impairment of non-financial assets	-	-	5,624	N/A	N/A
As a percentage of revenue	N/A	N/A	2.2%

The impairment of non-financial assets in 2021 of US$5.6 million included the impairment of goodwill and other intangible assets related to our European fintech business. We did not recognize impairments of non-financial assets in 2020 or 2019. See Note 11 to our consolidated financial statements included elsewhere in this annual report for more information.

Other Operating Expenses

Our other operating expenses primarily consist of hosting expenses, audit and advisory fees, software license fees, rent and other office expenses, and travel expenses. We expect our other operating expenses to increase in absolute amounts in the foreseeable future due to the anticipated growth of our business as well as public company costs and increased travel post-COVID. See Note 6 to our consolidated financial statements included elsewhere in this annual report for more information.

	Year ended December 31,			Change
	2019	2020	2021	2020 vs. 2019	2021 vs. 2020
	(US$ in thousands, except for percentages)
Other operating expenses	28,248	28,197	22,802	(0.2)%	(19.1)%
As a percentage of revenue	16.0%	17.1%	9.1%

Our other operating expenses decreased by 19.1% in 2021 compared to 2020, from US$28.2 million to US$22.8 million. The decrease was predominantly caused by a US$4.3 million reduction in audit and advisory fees that were elevated in 2020 due to non-recurring expenses related to actions taken following a short report, as well as a US$0.8 million reduction in travel cost.

Share of Net Income (Loss) of Equity-accounted Investees

Our share of net income (loss) of equity-accounted investees includes the income or loss recognized from our associates and joint ventures. As of December 31, 2021, we held investments in Nanobank and nHorizon, classified as an associate and a joint venture, respectively. Only our investment in Nanobank was material to our financial results and position and we expect that our share of net income or loss of equity-accounted investees in future periods will be immaterial given the sale in 2022 of our shares in Nanobank. See Notes 12 and 19 to our consolidated financial statements included elsewhere in this annual report for more information.

	Year ended December 31,			Change
	2019	2020	2021	2020 vs. 2019	2021 vs. 2020
	(US$ in thousands, except for percentages)
Share of net income (loss) of equity-accounted investees	(3,818)	2,005	(26,675)	(152.5)%	(1430.4)%
As a percentage of revenue	(2.2)%	1.2%	(10.6)%

Our share of net loss of equity-accounted investees was US$26.7 million in 2021 compared to a share of net income of US$2.0 million in 2020. Our share of net loss of equity-accounted investees predominantly arose due to Nanobank recognizing the impacts of impairments and provisions related to its halting of operations in India. See Note 12 to our consolidated financial statements included elsewhere in this annual report for more information.

Impairment of Equity-accounted Investee

When an equity-accounted investee is classified as held for sale, we recognize impairment losses if its fair value less costs to sell is less than its carrying amount. We also recognize impairment loss for an equity-accounted investee when the recoverable amount of our investment is less than the carrying amount. Following the sale of our shares in Nanobank in March 222, we do not hold material investments in equity-accounted investees.

	Year ended December 31,			Change
	2019	2020	2021	2020 vs. 2019	2021 vs. 2020
	(US$ in thousands, except for percentages)
Impairment of equity-accounted investee	-	-	(118,178)	N/A	N/A
As a percentage of revenue	N/A	N/A	(47.1)%

At the end of 2021, we classified our investments in Nanobank, OPay and Star X as held for sale. Of these, only the investment in Nanobank was accounted for in accordance with the equity method. We determined that the estimate for fair value less costs to sell for our investment in Nanobank was less than its carrying value and consequently we recognized an impairment loss of US$118.2 million. The fair value less costs to sell was determined to be the same amount as the fair value of the consideration Opera received in March 2022 when the shares in Nanobank were sold. See Notes 12 and 19 to our consolidated financial statements included elsewhere in this annual report for more information.

Fair Value Gain on Investments

We hold investments in ordinary and preferred shares in OPay, ordinary shares in Fjord Bank and we held preferred shares in Star X, all of which were accounted for at fair value through profit or loss. Changes in the fair value of these shares were recognized as fair value gains (or losses) on investments. While Star X was classified as an associate of Opera, our investment in preferred shares in the company was accounted for at fair value because they give access to returns that are not only associated with the underlying ownership interest. See Notes 2 and 12 to our consolidated financial for additional information regarding the basis for accounting for these investments and details on the fair value measurement.

	Year ended December 31,			Change
	2019	2020	2021	2020 vs. 2019	2021 vs. 2020
	(US$ in thousands, except for percentages)
Fair value gain on investments	37,900	24,000	116,561	(36.7)%	385.7%
As a percentage of revenue	21.4%	14.5%	46.4%

Our fair value gain on investments was US$116.6 million in 2021, as compared to US$24.0 million in 2020. Of the total gain, US$88.1 million was related to the preferred and ordinary shares in OPay, of which US$29.6 million was realized when we disposed of some of the shares in OPay, while US$28.5 million was related to increase in fair value of preferred shares in Star X. See Note 12 to our consolidated financial statements included elsewhere in this annual report for more details on the value of the preferred and ordinary shares. See Note 12 to our consolidated financial statements included elsewhere in this annual report for more information.

Net Finance Income (Expense)

Our finance income primarily includes interest income on deposits of cash with financial institutions and the net gain on investments in marketable securities, while our finance expense primarily includes interest expense on our leases and interest-bearing loans, and the net loss on investments in marketable securities.

The net finance income (expense) also includes our net foreign exchange gain or loss, which is the net gain or loss arising from settlement or translation of monetary items denominated in currencies other than the functional currency is recognized as foreign exchange gain (loss) in our Statement of Operations. While we do not use derivatives for hedging purposes, we seek to minimize the exposure to foreign currency risk by holding our cash in U.S. Dollar to the greatest extent practically possible, however our cash inflows and outflows as measured in the U.S. Dollar are exposed to the strengthening and weakening of the U.S. Dollar versus other currencies in which our revenue is ultimately generated or cost ultimately incurred.

	Year ended December 31,			Change
	2019	2020	2021	2020 vs. 2019	2021 vs. 2020
	(US$ in thousands, except for percentages)
Finance income	10,532	13,633	123	29.4%	(99.1)%
As a percentage of revenue	5.9%	8.3%	0.0%
Finance expense	655	516	6,912	(21.2)%	1239.5%
As a percentage of revenue	0.4%	0.3%	2.8%
Foreign exchange gain (loss)	(25)	833	(1,814)	-3432.0%	(317.8)%
As a percentage of revenue	0.0%	0.5%	(0.7)%
Net finance income (expense)	9,851	13,950	(8,603)	41.6%	(161.7)%

We recorded a net finance expense of US$8.6 million in 2021, compared to a net finance income of US$14.0 million in 2020. The net finance expense in 2021 was primarily the result of a net loss on investments in marketable securities of US$4.9 million, compared to significant gains in prior periods, meaning that the securities we held in the aggregate declined in value during 2021.

Income Tax Expense

Our income tax expense or credit for the period is the tax payable on the current period’s taxable income, based on the applicable income tax rate for each jurisdiction, adjusted by changes in deferred tax assets and liabilities attributable to temporary differences and to unused tax losses. See Note 8 to our consolidated financial statements included elsewhere in this annual report for more information.

The vast majority of our revenue and operating profit is generated in countries with stable and transparent tax regimes, such as Norway and Ireland, where the applicable tax rates were 22.0% and 12.5%, respectively. We do not expect significant exposure to tax regimes in non-European countries over the foreseeable future.

Certain intra-group funding of subsidiaries of the Company has resulted in tax benefits on interest charged between these subsidiaries. We expect that such tax benefits will not be of significant importance in future periods, in isolation resulting in a marginal increase of our expected future effective tax rate. However, our investments in associates, joint ventures and other investees are not taxed at Opera’s level, but within such separate companies. These investments represent a significant factor in our historically low effective tax rate. As these investments are further expected to provide financial gains to us also in the future, either in terms of our share of profit, and/or realized or unrealized gains on the shares held, we expect a continuation of this factor to our effective tax rate also in future periods. Moreover, the equity cost from our share-based remuneration arrangements is not tax deductible and in isolation contributes to increased effective tax rate. Equity cost has been and may continue to be volatile, depending on timing of grants and the market price of our ADS.

	Year ended December 31,			Change
	2019	2020	2021	2020 vs. 2019	2021 vs. 2020
	(US$ in thousands, except for percentages)
Income tax expense	2,658	75	43	(97.2)%	(42.7)%
As a percentage of revenue	1.5%	0.0%	0.0%

We recorded an income tax expense of US$0.0 million in 2021. The effective tax rate, expressed as the percentage of income tax expenses to loss before income taxes, was negative 0.1%, compared to an income tax expense of US$0.1 million in 2020, representing an effective tax rate of 0.2%. Variance versus statutory tax rates is mainly driven by non-taxable gains including from our associates and joint ventures and changes in deferred tax assets and liabilities. See Note 8 to our consolidated financial statements included elsewhere in this annual report for more detail.

Profit (Loss) From Discontinued Operations

A discontinued operation is a component of Opera that has been disposed of or is classified as held for sale and that represents a separate major line of business or geographical area of operations, is part of a single coordinated plan to dispose of such a line of business or area of operations, or is a subsidiary acquired exclusively with a view to resale. The net results of discontinued operations are presented separately in the Statement of Operations. Our profits and losses from discontinued operations include the results of our former microlending business that was contributed to Nanobank in 2020 in exchange for us obtaining an ownership interest in Nanobank, and our former retail business, which was terminated in 2020. See Note 3 to our consolidated financial statements included elsewhere in this annual report for more information.

	Year ended December 31,			Change
	2019	2020	2021	2020 vs. 2019	2021 vs. 2020
	(US$ in thousands, except for percentages)
Profit (loss) from discontinued operations	17,161	141,742	(816)	726.0%	(100.6)%
As a percentage of revenue	9.7%	85.9%	(0.3)%

In 2021, we recognized a loss from discontinued operations of US$0.8 million, compared to a net profit from discontinued operations of US$141.7 million in 2020. The net loss from discontinued operations in 2021 was the result of the provision for expected credit losses on receivables due from former customers in the retail business that was terminated in 2020.

Contribution by Segment

We measure the financial performance of our segments based on their contribution, which is defined as revenue less the sum of (i) technology and platform fees, (ii) content cost, (iii) cost of inventory sold, (iv) other cost of revenue, (v) marketing and distribution expense and (vi) credit loss expense attributed to that segment. The tables below specify the contributions by segment.

Browser and News

	Year ended December 31,
	2019	2020	2021
	(US$ in thousands, except for percentages)
Revenue:
Search	86,155	84,180	121,961
Advertising	68,813	71,292	123,870
Technology licensing and other revenue	-	-	2,182
Total revenue	154,968	155,472	248,013
Direct expenses:
Technology and platform fees	(796)	(3,315)	(3,899)
Content cost	(1,545)	(4,312)	(3,712)
Cost of inventory sold	-	-	(5,506)
Other cost of revenue	(301)	140	-
Marketing and distribution expenses	(64,685)	(47,042)	(120,385)
Credit loss expense	(448)	(568)	(557)
Total direct expenses	(67,775)	(55,097)	(134,059)
Contribution by segment	87,193	100,375	113,954

The Browser and News segment contributed US$113.6 million in 2021, corresponding to 45.8% of segment revenue and compared to US$100.4 million or 64.6% of segment revenue in 2020. The segment revenue increased by US$92.5 million, or 59.5%, in 2021 compared to 2020, driven by advertising revenue increasing by 73.8% to US$123.9 million and search revenue by 44.9% to US$122 million. The increase in revenue was partly offset by increases in segment expenses, predominantly marketing and distribution expenses, which increased by US$73.7 million, or 156.7%, to US$120.8 million.

Other

	Year ended December 31,
	2019	2020	2021
	(US$ in thousands, except for percentages)
Revenue:
Search	-	-	-
Advertising	-	216	40
Technology licensing and other revenue	22,110	9,368	2,937
Total revenue	22,110	9,584	2,978
Direct expenses:
Technology and platform fees	-	-	(573)
Content cost	-	-	-
Cost of inventory sold	(208)	(700)	(1)
Other cost of revenue	(11,389)	(3,925)	-
Marketing and distribution expenses	(198)	(818)	(559)
Credit loss expense	(129)	(1,281)	-
Total direct expenses	(11,924)	(6,724)	(1,132)
Contribution by segment	10,186	2,860	1,846

The Other segment, which mainly includes licensing of our proprietary technology and professional services, contributed US$1.8 million in 2021, or 62.0% of segment revenue, compared to US$2.9 million or 29.8% of segment revenue in 2020. The decrease was attributable to us scaling back the provision of certain professional services to our investees.

Non-IFRS Measures

Adjusted EBITDA and Adjusted Net Income (Loss)

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

We define adjusted EBITDA as net income (loss) excluding income tax expense (benefit), net finance expense (income), share of net loss (income) of equity-accounted investees, fair value loss (gain) from investments, depreciation and amortization, impairment of non-financial assets, impairment of equity-accounted investees, share-based remuneration, credit loss expense related to divested joint venture, non-recurring expenses, less other operating income and (profit) loss from discontinued operations.

We define adjusted net income (loss) as net income (loss) excluding share-based remuneration, amortization cost related to acquired intangible assets, amortization of Nanobank intangible assets, credit loss expense related to divested joint venture and other non-recurring expenses, and (income) loss from discontinued operations, adjusted for the associated tax benefit related to such items.

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

	Year ended December 31,
	2019	2020	2021
	(US$ in thousands)
Reconciliation of net income (loss) to adjusted EBITDA:
Net income (loss)	57,899	179,174	(43,964)
Add: Income tax expense (benefit)	2,658	75	43
Add: Net finance expense (income)	(9,852)	(13,950)	8,603
Add: Share of net loss (income) of equity-accounted investees	3,818	(2,005)	26,675
Add: Impairment of equity-accounted investee	-	-	118,178
Add: Fair value loss (gain) from investments	(37,900)	(24,000)	(116,561)
Add: Depreciation and amortization	18,843	20,234	19,600
Add: Impairment of non-financial assets	-	-	5,624
Add: Share-based remuneration	5,928	4,706	10,466
Add: Credit loss expense related to divested joint venture	-	10,476	-
Add: Non-recurring expenses (1)	-	3,543	-
Less: Other operating income	-	(11,542)	(466)
Less: (Profit) loss from discontinued operations	(17,161)	(141,742)	816
Adjusted EBITDA	24,233	24,971	29,013
Reconciliation of net income (loss) to adjusted net income (loss)
Net income (loss)	57,899	179,174	(43,964)
Add: Share-based remuneration	5,928	4,706	10,466
Add: Amortization of acquired intangible assets	5,120	5,354	4,906
Add: Amortization of Nanobank intangible assets (2)	-	2,584	7,037
Add: Credit loss expense related to divested joint venture	-	10,476	-
Add: Non-recurring expenses (1)	-	3,543	-
Income tax adjustment (3)	(1,311)	(1,219)	(1,366)
Less: (Profit) loss from discontinued operations	(17,161)	(141,742)	816
Adjusted net income (loss)	50,475	62,876	(22,105)

____________

(1)	Non-recurring expenses relate to actions taken following a short report and are presented within “Audit, legal and other advisory services” in Note 6 to our consolidated financial statements included elsewhere in this annual report.
(2)	The amortization of Nanobank intangible assets is included in the line “Share of net income (loss) of equity-accounted investees” and relates to excess values from the Nanobank valuation.
(3)	Reversal of tax benefit related to the social security cost component of share-based remuneration and deferred taxes on the amortization of acquired intangible assets.

B.           Liquidity and Capital Resources

Cash Flows and Working Capital

In addition to net proceeds of US$167.8 million Opera received from our initial public offering in the third quarter of 2018 and US$82.6 million from our follow-on offering in the third quarter of 2019, our principal source of liquidity has been cash generated from our operating activities. As of December 31, 2020 and 2021, we had US$134.2 million and US$102.9 million, respectively, in cash and cash equivalents. Cash and cash equivalents consist of cash on hand, checking and demand deposits, cash equivalents and restricted cash. As of December 31, 2021, we also had US$78.1 million in marketable securities, which we held for the purpose of increasing the return on cash not needed to meet short-term cash commitments. See Note 3 to our consolidated financial statements included elsewhere in this annual report for more information on our Capital Management.

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

The following table sets forth a summary of our cash flows for the periods indicated.

	For the year ended December 31,
	2020	2021
	(US$ in thousands)
Summary Consolidated Cash Flow:
Net cash provided by (used in) operating activities	93,324	26,564
Net cash provided by (used in) investing activities	2,956	(49,703)
Net cash provided by (used in) financing activities	(100,972)	(6,683)
Net increase (decrease) in cash and cash equivalents	(4,692)	(29,822)
Cash and cash equivalents at beginning of the period	139,487	134,168
Effects of exchange rate change on cash and cash equivalents	(627)	(1,472)
Cash and cash equivalents at end of the period	134,168	102,876

Operating Activities

Net cash provided by operating activities was US$26.6 million in 2021. This amount represents loss before income taxes from continuing operation of US$43.1 million and loss before income taxes from discontinued operations of US$1.1 million, subject to several adjustments to arrive at an operating cash flow basis. Major exclusions include the impairment of an equity-accounted investee of US$118.2 million and our share of net loss of equity-accounted investees of US$26.7 million. Other adjustments include depreciation and amortization of US$19.6 million, impairment of non-financial assets of US$5.6 million, share-based payment expense of US$9.8 million and net finance expense of US$8.6 million. Conversely, the US$116.6 million increase in fair value of investments are also excluded. Income taxes paid during the year of US$5.5 million is mainly related to prepayments in Ireland. Following the growth of our business, the net cash flows from operating activities was positively impacted by an increase in trade and other payables of US$12.9 million, which was partly offset by the negative impact of an increase in trade and other receivables by US$7.4 million. The net cash flow from operating activities in discontinued operations was zero in 2021.

Investing Activities

Net cash used in investing activities was US$49.7 million in 2021, which was primarily attributable to net purchase of listed equity instruments of US$84.8 million, the acquisition of a subsidiary (net of cash acquired) of US$9.0 million, and development expenditure of US$4.8 million, partially offset by US$50.0 million in proceeds from the partial sale of shares in OPay.

Financing Activities

Net cash used in financing activities was US$6.7 million in 2021, which was primarily attributable to repayment of lease liabilities of US$5.1 million. Our financing outflow also included share repurchases of US$0.7 million, repayment of loans and borrowings of US$0.5 million and interest on loans and borrowings of US$0.3 million.

Capital Expenditures

We made capital expenditures of US$11.3 million and US$5.1 million in 2020 and 2021, respectively. In these periods, our capital expenditures were used for purchase of equipment and capitalized development cost.

Off-balance Sheet Arrangements

As of December 31, 2021, we did not have any off-balance sheet arrangements that had or were reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2021.

	Payment Due by Period
	Total	Less Than 1 Year	1-5 Years	More than 5 Years
	(US$ in thousands)
Trade and other payables	38,753	38,753	-	-
Lease liabilities (1)	5,425	3,482	1,944	-
Interest-bearing loans including interest	7,953	7,793	160	-
Other liabilities	19,148	19,125	23	-
Total contractual commitments	71,280	69,153	2,127	-

____________

(1)	Represents mainly leases of office properties and server equipment for hosting purposes.

A guarantee has been made by us in favor of Dell Bank International d.a.c., or Dell, as a security for all our present and future lease liabilities (as the lessee) to Dell. This guarantee is limited to a principal amount of US$11.4 million, with the addition of any interests, costs and/or expenses accruing on the liabilities and/or as a result of non-fulfilment of the liabilities. The guarantee is valid for 10 years from January 17, 2017.

Other than those shown above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2021.

C.           Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Technology.” and “Item 4. Information on the Company—B. Business Overview— Intellectual Property.”

D.           Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any other trends, uncertainties, demands, commitments or events for the period from January 1, 2021 to December 31, 2021 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial conditions.

E.           Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with IFRS as issued by the International Accounting Standards Board, or the IASB. See Note 2 to our consolidated financial statements included elsewhere in this annual report for a description of our critical accounting estimates.

Item 6. Directors, Senior Management and Employees

A.           Directors and Senior Management

The following table provides information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Yahui Zhou	45	Chairman of the Board and Chief Executive Officer
Hongyi Zhou	51	Director
Xiaoling Qian	33	Director
Lori Wheeler Næss	51	Independent Director
Trond Riiber Knudsen	58	Independent Director
James Liu	49	Independent Director
Lin Song	41	Co-Chief Executive Officer
Frode Jacobsen	39	Chief Financial Officer

Yahui Zhou has served as our chairman and chief executive officer since July 2016. Mr. Zhou has also served as a board member of Kunlun Tech Co., Ltd. (300418:CH), a global internet company listed on the Shenzhen Stock Exchange, since April 2020, the Chairman of the Board and General Manager of Kunlun from 2011 to 2020, and an executive director and general manager of Kunlun from March 2008 to March 2011. He served as general manager of Beijing JiNaiTe Internet Technology Co., Ltd. from March 2007 to March 2008. From November 2005 to March 2007, Mr. Zhou was an executive officer in charge of new business development at RenRen Inc., a NYSE-listed company. From September 2000 to January 2004, Mr. Zhou was general manager of Beijing Huoshen Technology Co., Ltd. Mr. Zhou received his bachelor’s degree in mechanical engineering and his master’s degree in optical engineering from Tsinghua University in 1999 and 2006, respectively.

Hongyi Zhou has been a member of our board of directors since November 2016. Mr. Zhou has 20 years of managerial and operational experience in China’s internet industry. Mr. Zhou co-founded Qihoo 360 Technology Co. Ltd. and has been serving as chairman of the board of Qihoo 360 Technology Co. Ltd. and its de facto successor 360 Security Technology Inc. (SH: 601360). Prior to founding Qihoo 360 Technology Co., Ltd., Mr. Zhou was a partner at IDG Ventures Capital since September 2005, a global network of venture capital funds, where he assisted small- to medium-sized software companies source funds to support their growth. Mr. Zhou was the chief executive officer of Yahoo! China from January 2004 to August 2005. In 1998, Mr. Zhou founded www.3721.com, a company in the internet search and online marketing businesses in China, and served as its chairman and chief executive officer until www.3721.com was acquired by Yahoo! China in January 2004. Mr. Zhou also serves as a director of a number of privately owned companies based in China. Mr. Zhou received his bachelor’s degree in computer software in 1992 and his master’s degree in system engineering in 1995 from Xi’an Jiaotong University.

Xiaoling Qian has been a member of our board of directors since June 2021. Ms. Qian is an executive of Kunlun Tech. Co., Ltd. (300418:CH), a global internet company listed on the Shenzhen Stock Exchange. Ms. Qian has taken a leading role in managing Kunlun’s investment in Opera and has worked with our other board members and the Opera management team since 2016. Ms. Qian obtained a bachelor’s degree in Japanese from Zhejiang University in 2010.

Lori Wheeler Næss has served as our independent director since July 2018. She has served as a director of the technical department of PricewaterhouseCoopers, a global auditing service provider, leading IFRS reviews for companies listed in Oslo from September 2012 to June 2015. Prior to that, Ms. Næss served as a senior advisor of the Section for Prospectuses and Financial Reporting of The Financial Supervisory Authority of Norway, a Norwegian government agency responsible for the supervision of financial companies from January 2011 to September 2012. She served as an audit director and manager for U.S. GAAP and SEC Reporting at PricewaterhouseCoopers and its predecessor Coopers & Lybrand at various offices in the United States, Norway and Germany from September 1994 to January 2011. Ms. Næss has also served as a board member and the audit committee chair of Golar LNG Limited, a Nasdaq-listed liquefied natural gas shipping company since March 2016 and served on its Nasdaq-listed limited partner, Golar LNG Partners Limited, from March 2016 until April 2021. Ms. Næss also served as a board member at Klaveness Combination Carriers ASA from January 2019 to April 2021, a shipping company listed on the Oslo Stock Exchange in Norway. Ms. Næss is a U.S. Certified Public Accountant (inactive). She received her bachelor’s degree in business administration in 1994 and her master’s degree in accounting in 1994 from the University of Michigan.

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

Lin Song has served as our chief operating officer since March 2017 and has served as co-chief executive officer since August 2020. He has worked for our group beginning in 2002 in Oslo, Norway. Mr. Song has an engineering background and has served in various roles inside our group, including project manager of one of our group’s earliest initiatives to enable full web browsing on mobile devices and as director of engineering delivery. Later on, he served as general manager of Opera’s subsidiary in China and assisted in the establishment of Opera’s R&D center in Beijing. Mr. Song obtained a bachelor’s degree in information systems from the University of International Business and Economics in 2004.

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

B.           Compensation

Compensation of Directors and Executive Officers

In 2019, 2020 and 2021, we paid an aggregate of US$2.2 million, US$2.1 million and US$2.1 million, respectively, in cash and benefits to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. We have no service contracts with any of our directors providing for benefits upon termination of employment.

Share Incentive Plan

We maintain a share incentive plan in order to attract, motivate, retain and reward talent, provide additional incentives to our officers, employees, directors and other eligible persons, and promote the success of our business and the interests of our shareholders.

We adopted the 2017 Restricted Share Unit Plan on April 7, 2017 and later adopted an Amended and Restated Share Incentive Plan on January 10, 2019, or (the “Plan”) to promote the success of our business and the interests of our employees and shareholders by providing long term incentives in the form of Restricted Share Units (“RSUs”) or Options (and together with the RSUs, the “Awards”) to attract, motivate, retain and reward our officers, employees, directors and other eligible persons and to link their interests with those of our shareholders.

Under this Plan, up to a maximum of 20,000,000 ordinary shares are available for Awards, corresponding to 10,000,000 ADSs. Each vested RSU (as reported) entitles the participant of the Plan to receive 1 ADS, subject to adjustments for dividend payments. Each vested option entitles the participant of the Plan to purchase 1 ADS at a defined price. As of December 31, 2021, 6,604,175 RSUs and Options to purchase 100,000 ADSs have been granted, net of forfeitures.

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

Vesting Schedule and Other Restrictions. The plan administrator has discretion in making adjustments in the individual vesting schedules and other restrictions applicable to the Awards granted under the Plan. The default vesting period is four years. So long as Mr. Yahui Zhou is a member of the Board, he has authority to cancel equity instruments for any participant of this Plan that are scheduled to vest in the current vesting period, based solely on his assessment that such participant’s professional performance has not been in line with the Company’s expectations. The vesting period is set forth in each Award agreement.

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

Name	Type of Awards Granted	Ordinary Shares Underlying Outstanding Awards Granted	Price (US$/Share)	Date of Grant	Date of Expiration
Yahui Zhou		-	-	-	-
Hongyi Zhou	-	-	-	-	-
Xiaoling Qian	-	-	-	-	-
Trond Riiber Knudsen	-	-	-	-	-
Lori Wheeler Næss	-	-	-	-	-
James Liu	-	-	-	-	-
Lin Song	*	*	*	April 2017, December 2019	November 2021, January 2026
Frode Jacobsen	*	*	*	April 2017, February and May 2021	November 2021, January 2027

____________________

*            The outstanding awards held by each of these directors and executive officers represent less than 1% of our total outstanding shares.

C.           Board Practices

Our board of directors consists of six directors. A director is not required to hold any shares in our company to qualify to serve as a director. A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with our company is required to declare the nature of his interest at a meeting of our directors. A general notice given to the directors by any director to the effect that he is a member, shareholder, director, partner, officer or employee of any specified company or firm and is to be regarded as interested in any contract or transaction with that company or firm is deemed a sufficient declaration of interest for the purposes of voting on a resolution in respect to a contract or transaction in which he has an interest, and after such general notice it is not necessary to give special notice relating to any particular transaction. Subject to any separate requirement for audit committee approval under applicable law or the Nasdaq Stock Market Rules and disqualification by the chairman of the relevant board meeting, a director may vote in respect of any contract, proposed contract, arrangement or transaction notwithstanding that he may be interested therein and if he does so his vote is counted and he is counted in the quorum at any meeting of the directors at which any such contract, proposed contract, arrangement or transaction is considered, provided that the nature of the interest of any directors in such contract or transaction is disclosed by him at or prior to its consideration and any vote in that matter. Our board of directors may exercise all of the powers of our company to borrow money, to mortgage or charge its undertaking, property and uncalled capital, or any part thereof, and to issue debentures, debenture stock or other securities whenever money is borrowed or as security for any debt, liability or obligation of our company or of any third party. None of our directors has a service contract with us that provides for benefits upon termination of service.

Committees of the Board of Directors

We have an audit committee, a compensation committee and a corporate governance and nominating committee under the board of directors. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Lori Wheeler Næss, Trond Riiber Knudsen and James Liu, and is chaired by Lori Wheeler Næss. Each of them satisfies the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules and meet the independence standards under Rule 10A-3 under the Exchange Act. Our board of directors has also determined that Lori Wheeler Næss qualifies as an “audit committee financial expert” within the meaning of the SEC rules and possesses financial sophistication within the meaning of the Nasdaq Stock Market Rules. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

●

reviewing the adequacy and effectiveness of our financial reporting processes and internal control over financial reporting, as well as reviewing our policies, procedures and any steps taken to monitor and control major financial risk exposure; and

●	such other matters that are specifically delegated to our audit committee by our board of directors from time to time.

Compensation Committee. Our compensation committee consists of Trond Riiber Knudsen, Hongyi Zhou and James Liu, and is chaired by Trond Riiber Knudsen. Trond Riiber Knudsen and James Liu satisfy the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules. As a controlled company and foreign private issuer, we have elected to not have our compensation committee consist of entirely independent directors. Our compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated upon. The compensation committee is responsible for, among other things:

●	reviewing and approving to the board with respect to the total compensation package for our chief executive officer (if any);

●	reviewing the total compensation package for our employees and recommending any proposed changes to our management;

●	reviewing and recommending to the board with respect to the compensation of our directors;

●	reviewing annually and administering all long-term incentive compensation or equity plans;

●	selecting and receiving advice from compensation consultants, legal counsel or other advisors after taking into consideration all factors relevant to that person’s independence from management; and

●	programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Corporate Governance and Nominating Committee. Our corporate governance and nominating committee consists of Lori Wheeler Næss, Trond Riiber Knudsen and James Liu, and is chaired by James Liu. Each of them satisfies the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules. The corporate governance and nominating committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board of directors and its committees. The corporate governance and nominating committee is responsible for, among other things:

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

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly, and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. Our company has the right to seek damages if a duty owed by our directors is breached. In limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached.

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

Terms of Directors and Executive Officers

Each of our directors holds office until his or her successor has been elected and qualified, until his or her resignation or until his or her office is otherwise vacated in accordance with our articles of association. All of our executive officers are appointed by and serve at the discretion of our board of directors. Our directors may be appointed or removed from office by an ordinary resolution of shareholders. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found to be or becomes of unsound mind; (iii) resigns by notice in writing to our company; (iv) without special leave of absence from our board of directors, is absent from three consecutive meetings of the board and the board resolves that his office be vacated; (v) is prohibited by law from being a director; or (vi) is removed pursuant to our amended and restated memorandum and articles of association then in effect. The compensation of our directors is determined by the board of directors. There is no mandatory retirement age for directors.

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

D.           Employees

We had 577 and 630 full-time employees as of December 31, 2020 and 2021, respectively, with the increase primarily explained by the establishment of the Gaming area. As of December 31, 2021, 69% of our full-time employees served research and development roles. The following table sets forth the number of employees in each functional area as of the date indicated.

	As of December 31, 2021
Area	R&D	Other	Total
Browser and News	321	71	392
Gaming	47	8	55
AdTech	31	0	31
Sales & Commercial	0	22	22
Hosting & Infrastructure	15	3	18
Other	18	0	18
Group functions	3	91	94
Total	435	195	630

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

The calculations in the table below are based on 230,270,360 ordinary shares issued and outstanding as of the date of this annual report, equivalent to 115,135,180 ADSs in Opera Limited.

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

Directors and Executive Officers: (1)	Ordinary Shares Beneficially Owned	Percentage of Total Voting Power held (%†)
Yahui Zhou (2)	147,520,286	64.07%
Hongyi Zhou (3)	46,750,000	20.30%
Xiaoling Qian	-	-
Lori Wheeler Næss	*	*
Trond Riiber Knudsen	*	*
James Liu	-	-
Lin Song	*	*
Frode Jacobsen	*	*
All directors and executive officers as a group

Principal Shareholders:
Kunlun Tech Limited (4)	128,020,286	55.60%
Qifei International Development Co., Ltd (5)	46,750,000	20.30%
Keeneyes Future Holding Inc. (6)	19,500,000	8.47%

*	Less than 1% of our total outstanding shares.

†

For each person and group included in this column, percentage ownership is calculated by dividing the number of ordinary shares beneficially owned by such person or group, including shares that such person or group has the right to acquire within 60 days after the date of this annual report, by the sum of (i) 230,270,360 which is the total number of ordinary shares outstanding as of the date of this annual report, and (ii) the number of ordinary shares that such person or group has the right to acquire beneficial ownership within 60 days after the date of this annual report. The ordinary shares outstanding as of the date of this annual report excludes shares on deposit with our depositary bank but for which the corresponding ADSs are held by Opera as a result of, for example, Opera’s share repurchase program (see Item 16E of this report).

(1)	Unless otherwise indicated, the business address of our directors and executive officers is Vitaminveien 4, 0485 Oslo, Norway.

(2)

Represents (i) 125,666,666 ordinary shares and 1,176,810 ADSs held by Kunlun Tech Limited, a limited liability company incorporated in Hong Kong, which is wholly owned by Kunlun Tech Co., Ltd., a company in which Yahui Zhou owns 20.77% of the equity interests, and (ii) 19,500,000 ordinary shares held by Keeneyes Future Holding Inc., an exempted company established in the Cayman Islands, which is wholly owned by Yahui Zhou.

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

(4)

Represents 125,666,666 ordinary shares and 1,176,810 ADSs held by Kunlun Tech Limited, a limited liability company incorporated in Hong Kong. Kunlun Tech Limited is wholly owned by Kunlun Tech Co., Ltd., a company in which Yahui Zhou owns 20.77% of the equity interest. The registered address of Kunlun Tech Limited is Flat/Rm 1903, 19/F, Lee Garden One, 33 Hysan Avenue, Causeway Bay, Hong Kong.

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

(6)

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

F.            Board Diversity

The table below illustrates our board diversity matrix as of the date of this annual report.

Board Diversity Matrix
Country of Principal Executive Offices:	Norway
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	6
	Female	Male	Non- Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	2	2	0	2
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	1
LGBTQ+	0
Did Not Disclose Demographic Background	5

Item 7. Major Shareholders and Related Party Transactions

A.           Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.           Related Party Transactions

Transactions with Certain Shareholders

We leased office facilities in Beijing, China from Kunlun Tech, a shareholder in Opera and our parent company.

We also received professional services from Kunlun Tech associates consisting of development and key management personnel services, and we have been invoiced by Kunlun based on time used.

Kunlun Tech associates, Kunlun Group Limited and Xinyu Kunnuo Investment Management Co. Ltd., provide us with investment management services related to managing the investment of a portion of our cash reserves in tradable securities and other investment products.

Transactions with Other Related Parties

nHorizon:

We have a commercial advertising services agreement with nHorizon, a joint venture of Opera, under which nHorizon received 15-30% of the advertising revenue it generated for Opera.

Beijing OFY:

We provided engineering services to Beijing OFY Co., Ltd., or Beijing OFY, a company in which our chairman and CEO is part of key management personnel. We invoiced Beijing OFY based on time spent.

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

In January 2020, we and certain of our directors and officers were named as defendants in a putative class action filed in the United States District Court for the Southern District of New York: Brown v. Opera Limited. et al., Case No. 20-cv-674 (S.D.N.Y.). The complaint, as amended, alleged that the Company had made certain material misstatements and/or omissions in violation of U.S. securities laws. We have vigorously defended our position from these allegations and moved to dismiss the complaint. On March 13, 2021, the court granted our motion to dismiss, dismissing all of the claims on multiple grounds. The plaintiffs in the action determined to forgo their right to file a further amended complaint and instead stipulated to dismissal of the litigation. The case was dismissed with prejudice in an order entered on April 22, 2021.

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

B.           Plan of Distribution

Not applicable.

C.           Markets

Our ADSs have been listed on the Nasdaq Global Select Market since July 27, 2018, under the symbol “OPRA.”

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

The ADS is a financial instrument with shares in Opera Limited, an exempted company incorporated under the laws of the Cayman Islands with limited liability, as the underlying object. For Norwegian tax purposes, the ADSs will not be covered by the participation exemption since the underlying object is an entity in a low tax jurisdiction outside the EEA. For limited liability companies (and certain similar entities) resident in Norway for tax purposes, dividends from the ADSs will be considered as taxable income. Gains on realization (including sales) of the ADSs will also be considered as taxable income for limited liability companies (and certain similar entities) resident in Norway for tax purposes. The tax rate for 2021 for limited liability companies (and certain similar entities) is 22% and will be 22% for 2022.

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

This discussion applies only to a United States Holder (as defined below) that holds our ADSs or ordinary shares as capital assets for United States federal income tax purposes (generally, property held for investment). The discussion neither addresses the tax consequences to any particular investor nor describes all of the tax consequences applicable to persons in special tax situations, such as:

●	banks and certain other financial institutions;

●	insurance companies;

●	regulated investment companies;

●	real estate investment trusts;

●	brokers or dealers in stocks and securities, or currencies;

●	persons that use or are required to use a mark-to-market method of accounting;

●	certain former citizens or residents of the United States subject to Section 877 of the Code;

●	entities subject to the United States anti-inversion rules;

●	tax-exempt organizations and entities;

●	persons subject to the alternative minimum tax provisions of the Code;

●	persons whose functional currency is other than the United States dollar;

●	persons holding ADSs or ordinary shares as part of a straddle, hedging, conversion or integrated transaction;

●	persons that actually or constructively own ADSs or ordinary shares representing 10% or more of our total voting power or value;

●	persons who acquired ADSs or ordinary shares pursuant to the exercise of an employee equity grant or otherwise as compensation;

●	partnerships or other pass-through entities, or persons holding ADSs or ordinary shares through such entities;

●

persons required to accelerate the recognition of any item of gross income with respect to our ADSs or ordinary shares as a result of such income being recognized on an applicable financial statement; or

●	persons that held, directly, indirectly or by attribution, ADSs or ordinary shares or other ownership interests in us prior to our initial public offering.

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

For purposes of the discussion below, a “United States Holder” is a beneficial owner of our ADSs or ordinary shares that is, for United States federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

●	an estate, the income of which is subject to United States federal income taxation regardless of its source; or

●

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

Dividends and Other Distributions on our ADSs or Ordinary Shares

Subject to the PFIC rules discussed below, the gross amount of any distribution that we make to you with respect to our ADSs or ordinary shares (including any amounts withheld to reflect withholding taxes) will be taxable as a dividend, to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Such income (including any withheld taxes) will be includable in your gross income on the day actually or constructively received by you, if you own our ordinary shares, or by the depositary, if you own our ADSs. If a distribution exceeds the amount of our current and accumulated earnings and profits, as so determined under United States federal income tax principles, the excess will be treated first as a non-taxable return of capital to the extent of the United States Holder’s tax basis in the ordinary shares or ADSs, and thereafter as capital gain, which will be either long-term or short-term capital gain depending on whether the United States Holder held the ordinary shares or ADSs for more than one year.

Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution paid generally will be reported as a “dividend” for United States federal income tax purposes. Such dividends will not be eligible for the dividends-received deduction allowed to qualifying corporations under the Code.

Dividends received by a non-corporate United States Holder may qualify for the lower rates of tax applicable to “qualified dividend income,” if the dividends are paid by a “qualified foreign corporation” and other conditions discussed below are met. A non-United States corporation is treated as a qualified foreign corporation (i) with respect to dividends paid by that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States or (ii) if such non-United States corporation is eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program. We do not expect to be eligible for the benefits of such an income tax treaty. In addition, a non-United States corporation will not be treated as a qualified foreign corporation if it is a PFIC in the taxable year in which the dividend is paid or the preceding taxable year.

Under a published IRS Notice, common or ordinary shares, or ADSs representing such shares (such as our ADSs), are considered to be readily tradable on an established securities market in the United States if they are listed on the Nasdaq Global Select Market, as our ADSs are (but not our ordinary shares). Based on existing guidance, it is unclear whether the ordinary shares will be considered to be readily tradable on an established securities market in the United States, because only our ADSs, and not the underlying ordinary shares, are listed on a securities market in the United States. We believe, but we cannot assure you, that dividends we pay on the ordinary shares that are represented by our ADSs, but not on the ordinary shares that are not so represented, will, subject to applicable limitations, be eligible for the reduced rates of taxation applicable to “qualified dividend income”.

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

Any non-United States withholding taxes imposed on dividends paid to you with respect to our ADSs or ordinary shares may be treated as foreign taxes eligible for deduction or credit against your United States federal income tax liability, subject to the various limitations and disallowance rules that apply to foreign tax credits generally (including that the election to deduct or credit foreign taxes applies to all of your other applicable foreign taxes for a particular tax year). For purposes of calculating the foreign tax credit limitation, dividends paid to you with respect to our ADSs or ordinary shares will be treated as income from sources outside the United States and generally will constitute passive category income, or in certain cases, general category income. The rules relating to the determination of the foreign tax credit are complex, recent U.S. regulations have imposed additional requirements that must be met for a foreign tax to be creditable, and you should consult your tax advisors regarding the availability of a foreign tax credit in your particular circumstances.

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

Any gain or loss that you recognize on a disposition of our ADSs or ordinary shares generally will be treated as United States-source income or loss for foreign tax credit limitation purposes. Under recent U.S. regulations, non-United States withholding tax imposed on such U.S. source gain may not constitute a creditable tax. You should consult your tax advisors regarding the proper treatment of gain or loss, as well as the availability of a foreign tax credit, in your particular circumstances.

Passive Foreign Investment Company

Based on the market price of our ADSs, the value of our assets and the nature and composition of our income and assets, we do not believe that we were a PFIC for United States federal income tax purposes for our taxable year ended December 31, 2021, although there can be no assurances in this regard. The determination of PFIC status is based on an annual determination that cannot be made until the close of a taxable year, involves extensive factual investigation, including ascertaining the fair market value of all of our assets on a quarterly basis and the character of each item of income that we earn, and is subject to uncertainty in several respects. Moreover, we cannot assure you that the IRS will agree with any position that we take. Accordingly, there can be no assurance that we will not be treated as a PFIC for any taxable year or that the IRS will not take a contrary position to any determination we make.

We will be treated as a PFIC for United States federal income tax purposes for any taxable year if, applying applicable look-through rules, either:

●	at least 75% of our gross income for such year is passive income; or

●	at least 50% of the value of our assets (generally determined based on a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income.

For this purpose, passive income generally includes dividends, interest, royalties and rents (other than certain royalties and rents derived in the active conduct of a trade or business and not derived from a related person). We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% by value of the stock. Although the law in this regard is unclear, we treat our VIEs, namely Beijing Yuega Software Tech. Srvc. Co. Ltd. and PT Inpesa Digital Teknologi as being owned by us for United States federal income tax purposes, because we exercise effective control over the operation of such entities and because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements prepared in accordance with IFRS. If it were determined, however, that we are not the owner of our VIEs for United States federal income tax purposes, the nature and composition of our income and assets would change and we may be more likely to be treated as a PFIC for the current or one or more future taxable years.

Changes in the nature or composition of our income or assets, including as a result of our investment in new businesses, products, services and technologies, may cause us to be or become a PFIC. The determination of whether we will be a PFIC for any taxable year may depend in part upon the value of our goodwill and other unrecorded intangibles not reflected on our balance sheet (which may depend upon the market value of our ADSs or ordinary shares from time to time, which may be volatile) and also may be affected by how, and how quickly, we spend our liquid assets and the cash we generate from our operations and raise in any offering. In estimating the value of our goodwill and other unrecorded intangibles, we have taken into account our market capitalization. Among other matters, if our market capitalization declines, we may be or become a PFIC for the current or future taxable years because our liquid assets and cash (which are for this purpose considered assets that produce passive income) may then represent a greater percentage of the value of our overall assets. Further, while we believe our classification methodology and valuation approach are reasonable, it is possible that the IRS may challenge our classification or valuation of our goodwill and other unrecorded intangibles, which may result in our being or becoming a PFIC for our taxable year ended December 31, 2021, the current taxable year or one or more future taxable years.

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

If we are a PFIC for any taxable year during your holding period for our ADSs or ordinary shares, then, unless you make a “mark-to-market” election (as discussed below), you generally will be subject to special and adverse tax rules with respect to any “excess distribution” that you receive from us and any gain that you recognize from a sale or other disposition, including a pledge, of the ADSs or ordinary shares. For this purpose, distributions that you receive in a taxable year that are greater than 125% of the average annual distributions that you received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as an excess distribution. Under these rules:

●	the excess distribution or recognized gain will be allocated ratably over your holding period for the ADSs or ordinary shares;

●

the amount of the excess distribution or recognized gain allocated to the taxable year of distribution or gain, and to any taxable years in your holding period prior to the first taxable year in which we were treated as a PFIC, will be treated as ordinary income; and

●

the amount of the excess distribution or recognized gain allocated to each other taxable year will be subject to the highest tax rate in effect for individuals or corporations, as applicable, for each such year and the resulting tax will be subject to the interest charge generally applicable to underpayments of tax.

If we are a PFIC for any taxable year during your holding period for our ADSs or ordinary shares and any of our non-United States subsidiaries that are corporations (or other corporations in which we directly or indirectly own equity interests) is also a PFIC, you would be treated as owning a proportionate amount (by value) of the shares of each such non-United States corporation classified as a PFIC (each such corporation, a lower-tier PFIC) for purposes of the application of these rules. You should consult your tax advisors regarding the application of the PFIC rules to any of our lower-tier PFICs.

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

A United States Holder that holds our ADSs or ordinary shares in any year in which we are a PFIC will be required to file an annual report containing such information as the United States Treasury Department may require. In addition, under certain circumstances, regulations also require a “United States person” (as such term is defined in the Code) that owns an interest in a PFIC as an indirect shareholder through one or more United States persons to file an annual report for any taxable year during which such indirect shareholder is treated as receiving an excess distribution in connection with the ownership or disposition of such interest, or reports income pursuant to a mark-to-market election.

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

Information with Respect to Foreign Financial Assets

United States Holders who are individuals (and certain entities closely held by individuals) generally will be required to report our name, address and such information relating to an interest in our ADSs or ordinary shares as is necessary to identify the class or issue of which our ADSs or ordinary shares are a part. These requirements are subject to exceptions, including an exception for ADSs or ordinary shares held in accounts maintained by certain financial institutions and an exception applicable if the aggregate value of all “specified foreign financial assets” (as defined in the Code) does not exceed US$50,000 (and in some circumstances, a higher threshold).

United States Holders should consult their tax advisors regarding the application of these information reporting rules.

F.           Dividends and Paying Agents

Not applicable.

G.           Statement by Experts

Not applicable.

H.           Documents on Display

We previously filed with the SEC a registration statement on Form F-1 (File No. 333-226017), as amended, including the prospectus contained therein to register our ordinary shares in relation to our initial public offering and later filed with the SEC a registration on Form F-3 (File No. 333-233691), as amended, including the prospectus contained therein to register our ordinary shares in relation to our follow-on offering. We also filed with the SEC a related registration statement on Form F-6 (File No. 333-226171) to register the ADSs and a registration statement on Form S-8 (File No. 333-229285) to register our securities to be issued under our Amended and Restated Share Incentive Plan.

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

We will furnish The Bank of New York Mellon, the depositary of our ADSs, with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in accordance with IFRS, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

I.            Subsidiary Information

Not applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Quantitative and qualitative disclosures about our exposure to market risks are provided in Note 17 to our consolidated financial statements included elsewhere in this annual report.

Item 12. Description of Securities Other Than Equity Securities

A.           Debt Securities

Not applicable.

B.           Warrants and Rights

Not applicable.

C.           Other Securities

Not applicable.

D.           American Depositary Shares

The Bank of New York Mellon, as depositary, registered and delivered ADSs, each representing two ordinary shares of the Company. The depositary’s office at which the ADSs will be administered and its principal executive office is located at 240 Greenwich Street, New York, New York 10286.

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

Payments by Depositary

In 2021, we did not receive payments from The Bank of New York Mellon, the depositary bank for our ADR program.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

A.—D.   Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information” for a description of the rights of shareholders, which remain unchanged.

E.           Use of Proceeds

We completed our initial public offering of 19,200,000 ordinary shares represented by ADSs on July 27, 2018, and the optional offering of 669,344 ordinary shares represented by ADSs on August 9, 2018, upon the underwriters’ exercise of their option to purchase. We received an aggregated net proceeds of approximately US$110.8 million from our initial public offering. In addition, we received an additional US$57.0 million from three contemporaneous private placements, net of underwriting commissions paid. The material items upon which we have used the net proceeds of our initial public offering include (i) US$16.1 million in our share repurchase programs in 2018 and 2019, (ii) an investment of US$30 million in acquiring 19.35% equity interest of Star Group Interactive Inc., (iii) US$9.5 million for the purchase of TenSpot Pesa Limited and its microfinance business (OKash), and (iv) the funding of our microlending business which ended 2019 with a net loan book of US$93.1 million. As of the date of this annual report, we have used up the proceeds from our initial public offering and the contemporaneous three private placements.

The following “Use of Proceeds” information relates to the registration statement on Form F-3 (File No. 333-233691), as amended, including the prospectus contained therein, which registered 15,000,000 ordinary shares represented by ADSs and was declared effective by the SEC on September 16, 2019, for our follow-on offering, which closed on September 24, 2019, and the underwriters’ exercise of their option to purchase from us an additional 1,125,000 ADSs representing 2,250,000 ordinary shares, which closed on October 16, 2019, at an offering price of US$10.00 per ADS. China International Capital Corporation Hong Kong Securities Limited and Citigroup Global Markets were the representatives of the underwriters for both of our initial public offering and follow-on offering.

We received net proceeds of approximately US$82.6 million from our follow-on offering. We have used US$49.7 million of such proceeds in our share repurchase program that ended on January 17, 2021, US$9.5 million to acquire YoYo Games Limited in 2021, and the remaining amount was invested in marketable securities. As of the date of this annual report, we have used up the proceeds from our follow-on offering.

Other than salaries and bonuses paid to our officers, and annual board fees paid to our independent directors, none of the net proceeds from our follow-on offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates or others.

Item 15. Controls and Procedures

A. Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this annual report, as required by Rule 13a-15(b) under the Exchange Act. Based upon that evaluation, our management has concluded that as a result of the material weakness in internal control over financial reporting described below, as of December 31, 2021, our disclosure controls and procedures were ultimately not effective.

B. Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) under the Exchange Act, for our company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with IFRS as issued by the IASB. The company’s internal control over financial reporting includes policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of assets, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with IFRS and that receipts and expenditures are being made only in accordance with authorizations of the management and directors, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the consolidated financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements.

As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2021, based on the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our management has concluded that our internal control over financial reporting as of December 31, 2021, was not effective due to the presence of control deficiencies related to certain accounting transactions that in the aggregate represented a material weakness in our internal control over financial reporting. A material weakness is a deficiency, or combination of deficiencies, in Internal Control over Financial Reporting, such that there is a reasonable possibility that a material misstatement of the company's consolidated financial statements will not be prevented or detected on a timely basis.

Material Weakness

We did not maintain effective internal control over certain accounting transactions. Specifically, we did not perform all controls that were designed and implemented to address the identified risks of misstatements, including sufficiently analyze and assess transactions and complex accounting matters based on the accounting requirements, and prepare and review contemporaneous accounting documentation. While we have hired qualified accounting personnel, there continued to be insufficient capacity to perform all controls in a timely manner, as well as training the hired accounting staff. These deficiencies represented a material weakness in our internal control over financial reporting. To our knowledge, the deficiencies did not result in a material misstatement to the consolidated financial statements. However, the deficiencies created a possibility that a material misstatement to the consolidated financial statements would not be prevented or detected on a timely basis, and accordingly, a remediation plan is being undertaken.

Management has performed additional analysis and mitigation controls and procedures in preparing our consolidated financial statements. We have concluded that our consolidated financial statements, in all material respects, fairly present our financial condition, results of operations and cash flows at and for the periods presented. Apart from the material weakness described above, our management has not identified any other deficiencies that have led management to conclude that the company’s internal control over financial reporting was not effective.

Remediation Plan

Our management is actively undertaking remediation efforts to address the material weakness identified above through the following actions:

●

We will continue to evaluate the resource needs of our various finance and control functions as our business continues to grow. Moreover, we are improving our training and development program for employees in order to enhance their understanding of the design of our internal controls. We also intend to engage external support if and when we determine that it is necessary.

●

We will continue to strengthen and refine our policies outlining the roles and responsibilities of our various finance and control functions, as well as the lines of reporting and responsibilities of local resources.

●

We are working on multiple initiatives to leverage our IT systems to automate and simplify internal controls in order to decrease the need for manual work, which will reduce the workload of control performers, and increase the robustness of our internal controls environment. In addition, we plan to adopt an IT system to centralize our control environment, automate issue management and reporting and to standardize control documentation.

These remediation measures may be time-consuming, costly, and might place significant demands on our financial and operational resources. Further, we may not be able to complete them by the end of 2022. However, once completed, management believes the remediation plan will effectively resolve the deficiencies constituting the material weakness. As the remediation plan is implemented, management may take additional measures or modify the plan described above.

C. Attestation Report of the Registered Public Accounting Firm

This annual report on Form 20-F does not include an attestation report on internal control over financial reporting of the company’s registered public accounting firm due to a transition period established by rules of the SEC for emerging growth companies.

D. Changes in Internal Control Over Financial Reporting

Management has evaluated, with the participation of our chief executive officer and chief financial officer, whether any changes in our internal control over financial reporting that occurred during our last fiscal year have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Because the material weakness disclosed above was identified also when preparing the consolidated financial statements for 2020, management has concluded that while we are making progress on the matter, including having performed a comprehensive risk assessment, designed, and implemented appropriate controls, as well as monitored the effectiveness of those controls, we cannot at this stage conclude that our internal control over financial reporting has sufficiently improved during the period covered by this annual report on Form 20-F.

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

Our board of directors has determined that Lori Wheeler Næss, an independent director and a member of our audit committee, qualifies as an “audit committee financial expert” within the meaning of the SEC rules and possesses financial sophistication within the meaning of the Nasdaq Stock Market Rules. Ms. Næss meets the independence standards under Rule 10A-3 under the Exchange Act.

Item 16B. Code of Ethics

We have adopted a code of business conduct and ethics that applies to all of our directors, officers, employees, including certain provisions that specifically apply to our principal executive officer, principal financial officer, principal accounting officer or controller and any other persons who perform similar functions for us. We have filed our code of business conduct and ethics as Exhibit 99.1 to our registration statement on Form F-1 (file No. 333-226017) initially filed with the SEC on June 29, 2018, which is incorporated by reference thereto in this annual report and posted a copy of our code of business conduct and ethics on our website at investor.opera.com. We hereby undertake to provide to any person without charge, a copy of our code of business conduct and ethics within ten working days after we receive such person’s written request.

Item 16C. Principal Accountant Fees and Services

KPMG AS, Oslo, Norway (PCAOB ID 1363), is our independent registered public accounting firm. The following table sets forth the aggregate fees for professional services and other services rendered by KPMG AS for the years ended December 31, 2020 and 2021.

	For the Year Ended December 31,
	2020	2021
	(US$ in thousands)
Audit Fees	2,986	2,095
Audit-Related Fees	501	33
Tax Fees	21	25
All Other Fees	-	-

"Audit Fees” include the audit of our annual financial statements and services that are normally provided by the independent registered public accounting firm in connection with statutory and regulatory filings or engagements for those fiscal years including review of documents filed with the SEC. “Audit-Related Fees” means the aggregate fees billed for professional services rendered by our principal auditors for the assurance and related services, which were not included under Audit Fees above. “Tax Fees” means the aggregate fees billed in each of the fiscal periods listed for professional services rendered by our principal auditors for tax compliance. “All Other Fees” means the aggregate fees billed for each of the fiscal years listed for products or professional services rendered by our independent registered public accounting firm not included in Audit Fees, Audit-Related Fees or Tax Fees.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by KPMG AS, our independent registered public accounting firm, including audit services and audit-related services as described above.

Item 16D. Exemptions From the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

On January 17, 2020, we announced that our board of directors had approved a share repurchase program, or the 2020 Share Repurchase Program, which authorized us to execute the repurchase of up to US$50.0 million by January 17, 2021, in any form that management may deem appropriate. On January 17, 2021, the share repurchase program expired and was terminated. We purchased an aggregate of 5,976,455 ADSs at a total cost of US$49.7 million under this program.

On January 20, 2022, we announced that our board of directors had approved a new share repurchase program, or the 2022 Share Repurchase Program, which authorized us to execute the repurchase of up to US$50 million of ADSs by March 31, 2024, in any form that management may deem appropriate.

The following table provides information about the shares we repurchased during the year ended December 31, 2021.

Period	(a) Total Number of ADSs Purchased	(b) Average Price Paid per ADS(1)	(c) Total Number of ADSs Purchased as Part of Publicly Announced Plans or Programs(2)	(d) Maximum Number (or Appropriate Dollar Value of ADSs that May Yet Be Purchased Under the Plans or Programs) (2)
January 1, 2021 to January 17, 2021	83,316	US$8.96	5,976,455	0
Total	5,976,455	US$8.31	5,976,455	0

_____________

(1)	Each of our ADSs represents two ordinary shares.

(2)	All purchases were under the 2020 Share Repurchase Program.

Item 16F. Change in Registrant's Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

As a Cayman Islands exempted company listed on the Nasdaq Global Select Market, we are subject to Nasdaq corporate governance listing standards. However, Rule 5615(a)(3) of the Nasdaq Stock Market Rules permits foreign private issuers like us to follow certain home country corporate governance practices in lieu of certain provisions of the Rule 5600 Series of the Nasdaq Stock Market Rules. A foreign private issuer that elects to follow a home country practice instead of such provisions, must disclose in its annual reports each requirement that it does not follow and describe the home country practice followed by it.

Our current corporate governance practices differ from Nasdaq corporate governance requirements for U.S. companies in certain respects, as summarized below:

●

Rule 5605(b)(1) of the Nasdaq Stock Market Rules requires a Nasdaq listed company to have a majority of the board be independent. In this regard we have elected to adopt the practices of our home country, the Cayman Islands, which practices do not require a majority independent board; and

●

Rule 5605(d)(2) of the Nasdaq Stock Market Rules requires a Nasdaq listed company to have a compensation committee composed solely of independent directors to determine or recommend the compensation of the executive officers of the company. In this regard we have elected to adopt the practices of our home country, the Cayman Islands, which practices do not require that any of the members of a company’s compensation committee be independent directors.

We have relied on and intend to continue to rely on some of these exemptions.

Item 16H. Mine Safety Disclosure

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions That Prevent Inspections

Not applicable.

PART III

Item 17. Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18. Financial Statements

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
2.2

Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 from our registration statement on Form F-1 (File No. 333-226017) filed publicly with the SEC on June 29, 2018)

2.3

Form of Deposit Agreement among the registrant, the depositary and owners and holders of the ADSs (incorporated by reference to Exhibit 4.3 from our registration statement on Amendment No. 2 to Form F-1 (File No. 333-226017) filed publicly with the SEC on July 23, 2018)

2.4

Description of the Rights of Securities Registered under Section 12 of the Securities Act (incorporated herein by reference to Exhibit 2.4 to the Company’s annual report on Form 20-F (File No. 001-38588) filed publicly with the SEC on June 11, 2021, and as amended on June 28, 2021)

4.1

Amended and Restated Share Incentive Plan, dated as of January 10, 2019, as currently in effect (incorporated by reference to Exhibit 10.1 from our registration statement on Form S-8 (File No. 333-229285) filed publicly with the SEC on January 10, 2019)

4.2

Form of Indemnification Agreement between the Registrant and each of the directors and executive officers of the Registrant (incorporated by reference to Exhibit 10.2 from our registration statement on Form F-1 (File No. 333-226017) filed publicly with the SEC on June 29, 2018)

4.3

Form of Employment Agreement between the Registrant and each executive officer of the Registrant (incorporated by reference to Exhibit 10.3 from our registration statement on Amendment No. 1 to Form F-1 (File No. 333-226017) filed publicly with the SEC on July 13, 2018)

4.4*

Amendment and Restatement Agreement to the Google Distribution Agreement, dated as of December 15, 2021, by and between Opera Norway AS (formerly known as Opera Software AS) and Google Ireland Limited (certain provisions of this exhibit have been omitted pursuant to Instruction No. 4 to Exhibits in Form 20-F)

4.5†

Partner Agreement, dated as of October 1, 2012, by and between Opera Software ASA and Yandex LLC, and amendments entered into from time to time (incorporated by reference to Exhibit 10.5 from our registration statement on Form F-1 (File No. 333-226017) filed publicly with the SEC on June 29, 2018)

4.6

Service Agreement, dated as of November 1, 2017, by and between Opera Software AS (currently known as Opera Norway AS) and Opay Digital Services Limited (incorporated by reference to Exhibit 10.7 from our registration statement on Form F-1 (File No. 333-226017) filed publicly with the SEC on June 29, 2018)

4.7

Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.11 from our registration statement on Amendment No. 1 to Form F1 (File No. 333-226017) filed publicly with the SEC on July 13, 2018)

4.8

Marketing and Advertising Services Agreement between Opera Norway AS and Mobimagic Digital Technology Limited, effective April 1, 2020 (incorporated herein by reference to Exhibit 4.16 to the Company’s annual report on Form 20-F (File No. 001-38588) for the year ended December 31, 2020, filed with the SEC on June 11, 2021, and as amended on June 28, 2021)

4.9

Addendum No. 1 to the Marketing and Advertising Services Agreement between Opera Norway AS and Mobimagic Digital Technology Limited, effective October 1, 2020, by and among Opera Norway AS, Ying Liang Limited, and Mobimagic Digital Technology Limited (incorporated herein by reference to Exhibit 4.17 to the Company’s annual report on Form 20-F (File No. 001-38588) for the year ended December 31, 2020, filed with the SEC on June 11, 2021, and as amended on June 28, 2021)

8.1*	Significant Subsidiaries and Consolidated Affiliated Entities of the Registrant
11.1

Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 from our registration statement on Form F-1 (File No. 333-226017) filed publicly with the SEC on June 29, 2018)

12.1*	Certification by the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of KPMG AS, Independent Registered Public Accounting Firm
101	Interactive Data Files (formatted in Inline XBRL (Extensible Business Reporting Language)). Submitted electronically with the annual report on Form 20-F
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed with this annual report on Form 20-F.

**	Furnished with this annual report on Form 20-F.

†	Confidential treatment has been granted with respect to portions of the exhibit that have been redacted pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Opera Limited

By:           /s/ Yahui Zhou
Name:      Yahui Zhou
Title:        Chairman and Chief Executive Officer

Date: April 26, 2022

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Opera Limited:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Opera Limited and subsidiaries (the Company) as of December 31, 2021 and 2020, the related consolidated statements of operations, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2021, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

Oslo, Norway

April 26, 2022

Consolidated Statement of Operations

		Year ended December 31,
[US$ thousands, except per ADS and share amounts]	Notes	2019	2020	2021
Revenue	4	177,078	165,056	250,991
Other operating income	4	-	11,542	466
Operating expenses:
Technology and platform fees	4	(796)	(3,315)	(4,472)
Content cost	4	(1,545)	(4,312)	(3,712)
Cost of inventory sold	4	(208)	(700)	(5,507)
Personnel expenses including share-based remuneration	5	(62,323)	(62,103)	(74,450)
Marketing and distribution expenses	4	(65,074)	(47,860)	(120,944)
Credit loss expense	4, 13	(577)	(1,849)	(557)
Credit loss expense related to divested joint venture	13	-	(10,476)	-
Depreciation and amortization	10, 11	(18,843)	(20,234)	(19,600)
Impairment of non-financial assets	11	-	-	(5,624)
Other operating expenses	6	(28,248)	(28,197)	(22,802)
Total operating expenses		(177,614)	(179,046)	(257,668)
Operating loss		(536)	(2,448)	(6,211)
Share of net income (loss) of equity-accounted investees	12	(3,818)	2,005	(26,675)
Impairment of equity-accounted investee	12	-	-	(118,178)
Fair value gain on investments	12	37,900	24,000	116,561
Net finance income (expense):
Finance income	7, 14	10,532	13,633	123
Finance expense	7, 14	(655)	(516)	(6,912)
Foreign exchange gain (loss)	7	(25)	833	(1,814)
Net finance income (expense)		9,851	13,950	(8,603)
Profit (loss) before income taxes		43,396	37,507	(43,106)
Income tax expense	8	(2,658)	(75)	(43)
Profit (loss) from continuing operations		40,739	37,432	(43,149)
Profit (loss) from discontinued operations	3	17,161	141,742	(816)
Net income (loss) attributable to owners of the parent		57,899	179,174	(43,964)

Earnings per ADS and per share for profit (loss) from continuing operations (1):
Basic earnings per ADS, US$	9	0.36	0.32	(0.37)
Diluted earnings per ADS, US$	9	0.36	0.32	(0.37)
Basic earnings per share, US$	9	0.18	0.16	(0.19)
Diluted earnings per share, US$	9	0.18	0.16	(0.19)
Earnings per ADS and per share for net income (loss) (1):
Basic earnings per ADS, US$	9	0.52	1.53	(0.38)
Diluted earnings per ADS, US$	9	0.51	1.51	(0.38)
Basic earnings per share, US$	9	0.26	0.76	(0.19)
Diluted earnings per share, US$	9	0.25	0.75	(0.19)

(1)	Each ADS in Opera Limited (Nasdaq: OPRA) represents two underlying shares.

The accompanying notes are an integral part of this financial statement.

Consolidated Statement of Comprehensive Income

		Year ended December 31,
[US$ thousands]	Notes	2019	2020	2021
Net income (loss)		57,899	179,174	(43,964)
Other comprehensive income (loss):
Items that may be reclassified to the Statement of Operations in subsequent periods (net of tax):
Exchange differences on translation of foreign operations		(1,790)	42	(1,156)
Reclassification of exchange differences on loss of control	3	7	2,936	-
Share of other comprehensive income (loss) of equity-accounted investees	12	(41)	(935)	227
Total other comprehensive income (loss)		(1,824)	2,043	(928)
Total comprehensive income (loss) attributable to owners of the parent		56,075	181,217	(44,891)

The accompanying notes are an integral part of this financial statement.

Consolidated Statement of Financial Position

		As of December 31,
[US$ thousands]	Notes	2020	2021
Assets:
Property and equipment	10	18,167	12,263
Intangible assets	11	111,954	103,627
Goodwill	11	424,961	430,378
Investments in associates and joint ventures	12	364,946	6
Non-current financial assets	12, 14	1,490	2,878
Deferred tax assets	8	4,383	2,323
Total non-current assets		925,901	551,474

Trade receivables	13	28,809	43,864
Other current receivables	13, 14	11,674	18,538
Prepayments	13	9,061	9,192
Marketable securities	14	-	78,135
Cash and cash equivalents		134,168	102,876
Total cash, cash equivalents, and marketable securities		134,168	181,011
Assets held for sale	12	-	288,379
Total current assets		183,711	540,986
Total assets		1,109,612	1,092,460

Equity:
Share capital	9	24	24
Other paid in capital		765,129	764,381
Retained earnings		283,334	249,155
Foreign currency translation reserve		408	(520)
Total equity attributable to owners of the parent		1,048,895	1,013,039

Liabilities:
Non-current lease liabilities and other loans	15	3,584	2,081
Deferred tax liabilities	8	11,745	6,532
Other non-current liabilities		68	23
Total non-current liabilities		15,397	8,635

Trade and other payables	16	25,454	38,378
Deferred revenue		345	1,092
Current lease liabilities and other loans	15	5,389	11,427
Income tax payable	8	1,094	763
Other current liabilities	16	13,040	19,125
Total current liabilities		45,320	70,786
Total liabilities		60,717	79,421
Total equity and liabilities		1,109,612	1,092,460

The accompanying notes are an integral part of this financial statement.

Consolidated Statement of Changes in Equity

[US$ thousands]	Notes	Share capital	Other paid in capital	Retained earnings	Foreign currency translation reserve	Total equity attributable to owners of the parent
As of December 31, 2018		22	738,690	36,432	316	775,460
Impact of implementing IFRS 16		-	-	64	-	64
As of January 1, 2019, restated		22	738,690	36,496	316	775,524
Net income		-	-	57,899	-	57,899
Other comprehensive loss		-	-	-	(1,824)	(1,824)
Total comprehensive income		-	-	57,899	(1,824)	56,075
Contribution of equity, net of transaction costs		2	81,267	-	-	81,269
Acquisition of treasury shares		-	(5,780)	-	-	(5,780)
Share-based remuneration	5	-	-	5,118	-	5,118
As of December 31, 2019		24	814,177	99,513	(1,508)	912,206
Net income		-	-	179,174	-	179,174
Other comprehensive income		-	-	-	2,043	2,043
Total comprehensive income		-	-	179,174	2,043	181,217
Reclassification of foreign currency translation reserve		-	-	126	(126)	-
Acquisition of treasury shares	3	-	(49,049)	-	-	(49,049)
Share-based remuneration	5	-	-	4,521	-	4,521
As of December 31, 2020		24	765,129	283,334	408	1,048,895
Net loss		-	-	(43,964)	-	(43,964)
Other comprehensive loss		-	-	-	(928)	(928)
Total comprehensive loss		-	-	(43,964)	(928)	(44,891)
Acquisition of treasury shares	3	-	(749)	-	-	(749)
Share-based remuneration	5	-	-	9,785	-	9,785
As of December 31, 2021		24	764,381	249,155	(520)	1,013,039

The accompanying notes are an integral part of this financial statement.

Consolidated Statement of Cash Flows

		Year ended December 31,
[US$ thousands]	Notes	2019	2020	2021
Cash flows from operating activities:
Profit (loss) before income taxes from continuing operations		43,396	37,507	(43,106)
Profit (loss) before income taxes from discontinued operations	3	20,105	139,792	(1,053)
Adjustments to reconcile profit before income taxes to net cash flows:
Share-based payment expense	5	5,118	4,521	9,785
Depreciation and amortization	10, 11	18,934	20,390	19,600
Impairment of non-financial assets	11	-	-	5,624
Share of net loss (income) of equity-accounted investees	12	3,818	(2,005)	26,675
Impairment of equity-accounted investee	12	-	-	118,178
Fair value gain on investments	12	(37,900)	(24,000)	(116,561)
Gain on disposal of emerging market fintech operations	3	-	(151,368)	-
Impact of divestment of joint venture	12	-	1,834	-
Net finance expense (income)	7	(8,756)	(11,980)	8,603
Other adjustments		726	(1,466)	(1,833)
Changes in working capital:
Change in trade and other receivables	13	(14,206)	22,101	(7,383)
Change in prepayments	13	(11,437)	12,032	(132)
Change in inventories	3	(7,752)	7,752	24
Change in loans to customers	3	(90,023)	75,064	68
Change in trade and other payables	16	39,168	(25,135)	12,925
Change in deferred revenue		(1,224)	(346)	747
Change in other liabilities	16	5,441	(1,482)	(146)
Income taxes paid	8	(9,870)	(9,887)	(5,452)
Net cash flow from (used in) operating activities		(44,464)	93,324	26,564
Cash flows from investment activities:
Purchase of equipment	10	(8,868)	(2,484)	(1,060)
Purchase of intangibles assets	11	-	(2,286)	-
Development expenditure	11	(4,173)	(6,553)	(4,836)
Proceeds from sales of equipment and intangible assets	4, 10, 11	6	-	-
Acquisition of subsidiary, net of cash acquired	3	-	(4,882)	(9,008)
Cash transferred upon loss of control over emerging market fintech operations	3	-	(39,260)	-
Deposit of collateral for subsidiaries' loan facility		(52,878)	(1,000)	-
Release of escrow account		-	1,000	-
Disbursement of short-term loans		-	(6,332)	-
Repayment of short-term loans		-	6,332	-
Investment in, and loans to associates and joint ventures	12	(6,550)	(440)	-
Proceeds from sale of shares in associate	12	-	-	50,000
Repayment of loans to associates and joint ventures		726	-	-
Net sale (purchase) of listed equity instruments	3, 14	(35,250)	58,535	(84,835)
Interest income received	7	-	326	35
Net cash flow from (used in) investing activities		(106,987)	2,956	(49,703)
Cash flows from financing activities:
Proceeds from issues of equity instruments		82,630	-	-
Transaction costs on issue of equity instruments		(1,364)	-	-
Acquisition of treasury shares	3	(5,780)	(49,049)	(749)
Proceeds from loans and borrowings		43,163	6,905	-
Interests on loans and borrowings		(1,184)	(1,752)	(316)
Repayment of loans and borrowings		(1,509)	(52,874)	(499)
Payment of lease liabilities	15	(2,755)	(4,202)	(5,119)
Net cash flow from (used in) financing activities		113,200	(100,972)	(6,683)
Net change in cash and cash equivalents		(38,248)	(4,692)	(29,822)
Cash and cash equivalents at beginning of period		177,873	139,487	134,168
Effect of exchange rate changes on cash and cash equivalents		(137)	(627)	(1,472)
Cash and cash equivalents at end of period		139,487	134,168	102,876

The accompanying notes are an integral part of this financial statement.

Note 1.	Accounting Policies

Basis of Preparation

The consolidated financial statements of Opera Limited and its subsidiaries (collectively “Opera” or “the Group”) have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The board of directors of Opera Limited (“the Company” or “the Parent”) authorized the consolidated financial statements for issue on April 26, 2022.

The consolidated financial statements have been prepared on a historical cost basis, except for investments in equity securities, preferred shares, and derivatives, which are measured at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, Opera considers the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date.

The consolidated financial statements are presented in U.S. dollars (US$) and all amounts are rounded to the nearest thousand (US$000), except when otherwise indicated. Rounding differences may occur.

Certain amounts in the comparable period in the Statement of Financial Position have been reclassified to conform to current year presentation. This reclassification did not impact any of the other primary statements.

The preparation of financial statements requires the use of accounting estimates which, by definition, will seldom equal the actual results. Management also needs to exercise judgment in applying Opera’s accounting policies. Significant accounting estimates, judgments and assumptions are disclosed in Note 2.

New Standards, Interpretations, and Amendments

The accounting policies applied in the preparation of the consolidated financial statements are consistent with those applied in the preparation of the consolidated financial statements for the year ended December 31, 2020. Certain amendments to IFRS apply for the first time in 2021, but these did not have any impact on the consolidated financial statements. Except for the amendments to IFRS 10 and IAS 28 for sales or contributions of assets between an investor and its associate or joint venture, Opera has not early adopted standards, interpretations or amendments that have been issued but are not yet effective.

None of the new and amended standards that are issued but not yet effective are expected to have a material impact on Opera’s consolidated financial statements when they are implemented in future periods.

Basis of Consolidation

The consolidated financial statements comprise the financial statements of Opera Limited and entities it controls. Control is achieved when Opera is exposed, or has rights, to variable returns from its involvement with an investee and has the ability to affect those returns through its power over the investee. Generally, there is a presumption that a majority of voting rights results in control.

If Opera loses control over a subsidiary, it derecognizes the related assets (including goodwill), liabilities, non-controlling interest, and other components of equity, while any resultant gain or loss is recognized in profit or loss. Any investment retained is recognized at fair value, including any retained interest in a former subsidiary comprising a business that is sold or contributed to an equity-accounted investee.

Foreign Currencies

Items included in the financial statements of Opera’s entities are measured using the currency of the primary economic environment in which the entity operates, i.e., the functional currency. The consolidated financial statements are presented in U.S. dollars, which is also the functional currency of the parent company.

Foreign currency transactions are recognized at their respective functional currency spot rate at the date the transaction first qualifies for initial recognition. Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency exchange rates at the reporting date. Gains or losses arising from settlement or translation of monetary items are recognized in the Statement of Operations as foreign exchange gain (loss). Non-monetary items that are measured at historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions.

The assets and liabilities of entities within the Group with functional currencies other than U.S. dollars are translated into U.S. dollars using the currency exchange rates at the reporting date. Income and expense items are translated at average currency exchange rates for the respective period. The overall foreign currency impact from translating assets, liabilities, income, and expenses to U.S. dollars is recognized in the Statement of Comprehensive Income as Exchange differences on translation of foreign operations.

Revenue

Revenue from contracts with customers is recognized when control of the goods or services is transferred to the customer at an amount that reflects the consideration to which Opera expects to be entitled in exchange for those goods or services (the transaction price). Opera generates revenue from the provision of search, advertising, technology licensing and related services.

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

Advertising

Advertising includes revenues from all other user-generated activities excluding search revenues. Advertising revenues include revenues from industry standard ad units, predefined partner bookmarks (“Speed Dials”) and subscriptions of various promoted services that are provided by Opera. Revenue is recognized when the advertising services are delivered based on the specific terms of the underlying contract, which are commonly based on revenue sharing, clicks, or subscription revenues collected by third parties on behalf of Opera.

Most of the advertising revenue is reported based on the amounts Opera is entitled to receive from advertising partners. In limited instances where Opera has developed or procured a service which it promotes to the users, Opera considers itself the principal party to a transaction and not an agent of another entity. In such cases, Opera will recognize revenue on a gross basis. In Opera’s determination as to whether it is the principal, it considers its responsibility to provide the service to the end-user, its discretion in setting the price, and its exposure to inventory risk. The associated costs for these transactions are included in the Statement of Operations within content cost.

Technology licensing and other revenue

Technology licensing and other revenue include income from the sale of software and licenses to GameMaker Studio, a platform for developing games. Revenue from these transactions is recognized on completion of the performance obligation, which is typically on delivery of the software and licenses, at which time control has passed to the buyer.

Technology licensing and other revenue also include income from the provision of engineering services, such as integrations of customers’ products and services with Opera’s browsers. Revenue from distinct engineering services is recognized over the development period in line with the degree of completion.

Other Operating Income

Other operating income is income which is not related to Opera’s ordinary activities. Other operating income includes the gain on disposals of fixed and intangible assets, loss of control over subsidiaries and the gain on disposal of equity-accounted investees.

Personnel Expenses Including Share-based Remuneration

Personnel expenses, other than share-based payments to employees, include short-term employee benefits, such as wages, salaries, and social security contributions, paid annual leave and paid sick leave, performance-based bonuses, and non-monetary benefits. It also includes expenses related to defined contribution schemes provided to employees as post-employment benefits. These personnel expenses are recognized at the undiscounted amount due to the employees or the de-facto employees when these have rendered service to Opera or when the liability otherwise arises.

Opera has established an employee equity plan to provide long-term incentives for its employees, whereby employees render services as consideration for equity instruments. The cost of equity-settled transactions is determined by the fair value at the date when the grant is made using an appropriate valuation model, further details of which are given in Note 5. That cost is recognized in the Statement of Operations, together with a corresponding increase in equity (retained earnings), over the period in which the service is provided (“the vesting period”). The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and Opera’s best estimate of the number of equity instruments that will ultimately vest. The expense or credit in the Statement of Operations for a period represents the movement in cumulative expense recognized as at the beginning and end of that period.

Income Taxes

The income tax expense or credit for the period is the tax payable on the current period’s taxable income, based on the applicable income tax rate for each jurisdiction, adjusted by changes in deferred tax assets and liabilities attributable to temporary differences and to unused tax losses.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the end of the reporting period in the countries where Opera operates and generates taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation and considers whether it is probable that a taxation authority will accept an uncertain tax treatment. Opera measures its tax balances either based on the most likely amount or the expected value, depending on which method provides a better prediction of the resolution of the uncertainty.

Deferred tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. The amount of deferred tax provided is based on the expected manner of realization or settlement of the underlying items, using tax rates enacted or substantively enacted at the reporting date.

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

Discontinued Operations

A discontinued operation is a component of Opera that has been disposed of or is classified as held for sale and that represents a separate major line of business or geographical area of operations, is part of a single coordinated plan to dispose of such a line of business or area of operations, or is a subsidiary acquired exclusively with a view to resale. The results of discontinued operations are presented separately in the Statement of Operations.

The Statement of Cash Flows, which is prepared based on the indirect method, reflects the cash flows of discontinued operations up to the date of disposal. Items of working capital, such as receivables and payables, that are disposed of as part of discontinued operations, are eliminated from the balance sheet changes to such items in the reconciliation of profit to cash flows from operating activities. The amount of cash and cash equivalents in subsidiaries disposed of is presented as a cash outflow within investing activities.

Government Grants

Government grants are recognized when there is reasonable assurance that the grant will be received, and all attached conditions will be complied with. Government grants that relate to the development of technology are deducted in arriving at the carrying amount of the asset, while grants that compensate Opera for expenses are recognized as other operating income in the Statement of Operations.

Property and Equipment

Property and equipment, which include right-of-use assets acquired under leases, are recognized at cost, less accumulated depreciation, and impairment losses. Depreciation is computed using the straight-line method over the estimated useful lives of the assets or the remaining lease term, whichever is shorter. The estimated useful lives of the separate categories of property and equipment are outlined in Note 10.

Useful lives, residual values and the depreciation method are reviewed at each financial year-end and adjusted prospectively, if appropriate.

At the end of each reporting period, property and equipment are assessed for any indications of impairment. If there are indications implying that an asset may be impaired, the recoverable amount is estimated. See below for accounting policies for impairment of non-financial assets.

Intangible Assets

Intangible assets are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is their fair value at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and impairment losses.

Intangible assets with finite useful lives are amortized on a straight-line basis over their useful lives and assessed for impairment whenever there is an indication that the intangible assets may be impaired. The amortization period and the amortization method for intangible assets with finite useful lives are reviewed at least at the end of each reporting period. The estimated useful lives of the separate categories of intangible assets are outlined in Note 11.

Goodwill and other intangible assets that have indefinite useful lives are not subject to amortization and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. See below for accounting policies for impairment of non-financial assets.

Research costs are expensed as incurred, while development expenditures are recognized as intangible assets when Opera can demonstrate all of the following:

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

●	the availability of adequate technical, financial, and other resources to complete the development and to use or sell the intangible asset; and
●	its ability to measure reliably the expenditure attributable to the intangible asset during its development.

The cost of developing new features, together with significant and pervasive improvements of core platform functionality, that meet the criteria above for development activities are capitalized as separate assets or as additions to existing assets.

Expenditures related to product maintenance, such as “bug fixes”, updates needed to comply with changes in laws and regulations, or updates needed to keep pace with the latest trends, are expensed in the period they are incurred.

Business Combinations and Goodwill

Business combinations, except those occurring under common control, are accounted for using the acquisition method when Opera obtains control over the acquired business. The consideration transferred in the acquisition, including any contingent consideration, is measured at fair value on the acquisition date, as are the identifiable assets acquired and liabilities assumed. Acquisition-related costs are expensed as incurred.

Goodwill is measured at cost, being the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interests and any previous interest held, over the net identifiable assets acquired and liabilities assumed.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill is from the acquisition date allocated to Opera’s cash generating units (CGUs) that are expected to benefit from the acquisition in which the goodwill arose.

Impairment of Non-financial Assets

Goodwill and intangible assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. Other non-financial assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows which are largely independent of the cash inflows from other assets or groups of assets (cash-generating units). Value in use is calculated as the present value of estimated future cash flows, which are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at the end of each reporting period.

Interests in Equity-accounted Investees

Opera's interests in equity-accounted investees comprised interests in associates and a joint venture.

Classification

An associate is an entity over which Opera has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee, but not control or joint control of those policies. A joint venture is a type of joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint venture. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

Equity Method

Investments in associates and joint ventures are accounted for using the equity method. Under the equity method, the investment in an associate or a joint venture is initially recognized at cost and adjusted thereafter to recognize Opera’s share of the post-acquisition profits or losses of the investee in the Statement of Operations, and Opera’s share of movements in other comprehensive income of the investee in the Statement of Comprehensive Income. Upon loss of control of a subsidiary that constitutes a business with a retained interest that is an investment in an associate or joint venture, the retained interest is remeasured at its fair value and this fair value becomes the cost on initial recognition of the investment in the associate or joint venture.

On acquisition of the investment in an associate or joint venture, Opera identifies and values assets and liabilities of the investee, as if it had acquired a business. While these fair value adjustments are not recognized separately, the fair values identified form the basis for additional depreciation, amortization and similar adjustments that are reflected in Opera’s share of the results in subsequent years. Any excess between the cost of the investment and Opera's share of the net fair value of the investee's identifiable assets and liabilities, i.e., goodwill, is included in the carrying amount of the investment and is not tested for impairment separately.

Unrealized gains arising from transactions with equity-accounted investees are eliminated against the investment to the extent of Opera’s interest in the investee. However, in the acquisition of a business from an equity-accounted investee, Opera does not eliminate its share of gains or losses.

When Opera’s share of losses exceeds its interest in an equity-accounted investee, the carrying amount of that interest, including any long-term interests that in substance form part of its net investment, is reduced to zero, and the recognition of further losses is discontinued. However, additional losses are provided for, and a liability is recognized, to the extent that Opera has incurred legal or constructive obligations or has made payments on behalf of the investee.

Impairment

After application of the equity method, Opera determines whether there is objective evidence that the investment in the associate or joint venture is impaired. If there is such evidence, Opera calculates the amount of impairment as the difference between the recoverable amount of the associate or joint venture and its carrying amount. The recoverable amount of the investment is calculated in accordance with the principles for impairment of non-financial assets, as outlined above.

Financial Assets

Classification

On initial recognition, Opera classifies financial assets as subsequently measured at amortized cost or fair value through profit or loss. The classification depends on Opera’s business model for managing the financial assets and the contractual terms of the cash flows. Opera did not have financial assets measured at fair value through other comprehensive income.

Recognition and Derecognition

Purchases and sales of publicly traded securities are recognized on trade date, being the date on which Opera commits to purchase or sell the asset. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and Opera has transferred substantially all the risks and rewards of ownership.

Measurement

Trade receivables that do not contain a significant financing component are initially measured at the transaction price determined in accordance with the accounting policies for revenue. All other financial assets are initially measured at their fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs. Transaction costs of financial assets measured at fair value through profit or loss are expensed when incurred.

Subsequent measurement of debt instruments depends on Opera’s business model for managing the asset and the cash flow characteristics of the asset. There are two measurement categories into which Opera classifies its debt instruments:

●

Amortized cost: Assets that are held for collection of contractual cash flows, where those cash flows represent solely payments of principal and interest, are measured at amortized cost. Interest income from these financial assets is included in finance income using the effective interest rate method. Any gain or loss arising on derecognition is recognized directly in the Statement of Operations together with foreign exchange gains and losses. Impairment losses are presented as credit loss expense.

●

Fair value through profit or loss (FVPL): Assets that do not meet the criteria for amortized cost or fair value through other comprehensive income are measured at FVPL. A gain or loss on a debt investment that is subsequently measured at FVPL is recognized in profit or loss and presented net within other gains/(losses) in the period in which it arises.

All equity investments are subsequently measured at fair value through profit or loss. Management has not elected to present fair value gains and losses on equity investments in OCI. The net change in the fair value of publicly traded equity investments is recognized as finance income or finance expense, while the net change in the fair value of other equity investments is recognized as fair value gain on investments. Dividends from such investments are recognized in the Statement of Operations on the same line items when Opera’s right to receive payments is established.

Impairment

Opera recognizes an allowance for expected credit losses (ECLs) for all debt instruments not held at fair value through the Statement of Operations. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that are expected to be received, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.

For trade receivables and contract assets, Opera applies a simplified approach in calculating ECLs. Under the simplified approach, Opera does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECLs at each reporting date. Opera makes specific loss provisions at the level of specific invoices where information exists that management can utilize in its determination of credit risk. For trade receivables where no specific risk information is identified, Opera has established a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment.

Assets Held for Sale

Opera classifies non-current assets as held for sale if it is highly probable that they will be recovered primarily through sale rather than through continuing use. For a sale to be highly probable, actions required to complete the sale should indicate that it is unlikely that significant changes to the sale will be made or that the decision to sell will be withdrawn. Management must be committed to the plan to sell the asset and the sale expected to be completed within one year from the date of the classification. Moreover, the asset must be available for immediate sale in its present condition.

Non-current assets held for sale are measured at the lower of their carrying amount and fair value less costs to sell, except for financial assets held for sale, which continue to be measured in accordance with the accounting policies for such assets, as outlined above. Once classified as held for sale, investments in associates and joint ventures are no longer accounted for in accordance with the equity method. Assets classified as held for sale are presented separately as current items in the Statement of Financial Position.

Leases

At inception of a contract, Opera assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. At the commencement date of the lease (i.e., the date the underlying asset is available for use), Opera recognizes a lease liability and a right-of-use asset.

The lease liability is initially measured at the present value of the lease payments to be made over the lease term, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, Opera’s incremental borrowing rate. Generally, Opera uses its incremental borrowing rate as the discount rate. The lease payments include:

●	fixed payments (and payments that are fixed in substance) less any lease incentives;
●	variable lease payments that depend on an index or a rate;
●	amounts expected to be paid under residual value guarantees; and
●

the exercise price of any purchase option reasonably certain to be exercised by Opera, and payments of penalties for terminating a lease, if the lease term reflects management’s expectation of exercising the option to terminate.

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

The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term, unless the lease transfers ownership of the underlying asset to Opera by the end of the lease term or the cost of the right-of-use asset reflects that Opera will exercise a purchase option. In that case the right-of-use asset will be depreciated over the useful life of the underlying asset, which is determined on the same basis as those of property and equipment. In addition, the right-of-use asset will be reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

Lease payments on short-term leases of office properties and equipment, and leases of office equipment of low value are recognized as expenses on a straight-line basis over the lease term.

Financial Liabilities

Financial liabilities include loans, borrowings and payables, including interest bearing loans, lease liabilities, trade payables, other payables and other current and non-current financial liabilities.

All financial liabilities are recognized initially at fair value and, in the case of loans and borrowings and payables, net of directly attributable transaction costs. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognized in the Statement of Operations over the period of the borrowings using the effective interest method.

A financial liability is derecognized when the obligation under the liability is discharged or canceled or expires. The difference between the carrying amount of a financial liability that has been extinguished or transferred to another party and the consideration paid, including any non-cash assets transferred or liabilities assumed, is recognized in the Statement of Operations.

Financial liabilities are classified as current liabilities unless Opera has an unconditional right to defer settlement of the liability for at least 12 months after the reporting period.

Provisions

A provision is recognized when Opera has a present legal or constructive obligation because of a past event, it is probable that a future outflow of resources will be required to settle the obligation, and the amount can be reliably estimated. Provisions are measured at the present value of management’s best estimate of the expenditure required to settle the present obligation at the end of the reporting period. The discount rate used to determine the present value is a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

Treasury Shares

Treasury shares are shares in the parent that are reacquired under a repurchase program. Treasury shares are recognized at cost and deducted from equity. No gain or loss is recognized in the Statement of Operations on the purchase, sale, reissue, or cancellation of Opera’s own equity instruments.

Note 2.	Accounting Judgments and Estimation Uncertainty

The preparation of Opera’s consolidated financial statements requires the use of accounting estimates. Management also needs to exercise judgment in applying Opera’s accounting policies. These estimates and judgments affect the reported amounts of assets, liabilities, income and expenses, and the accompanying disclosures. Accounting estimates and assumptions, which are continuously reviewed, are based on historical experience and various other factors that are believed to be reasonable under the circumstances. Uncertainty about these estimates and assumptions could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods. A change in an accounting estimate is recognized in the period in which the estimate is revised, if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

The following summarizes the most significant judgments and estimates used in preparing the consolidated financial statements.

Fair Value Measurement for Investments Held for Sale

At the end of 2021, the board of directors of Opera Limited authorized a plan to pursue divestments of Opera’s shares in Nanobank, OPay and Star X, allowing Opera to realize the values of its strategic investments and streamline the company’s focus around its own core business. Consequently, these assets were classified as held for sale as of December 31, 2021. The classification as held for sale did not impact the measurement of the shares in OPay and Star X, which were accounted for as financial assets at fair value through profit or loss based on the considerations outlined in separate sections below. However, the classification as held for sale did impact the measurement of the shares in Nanobank. Opera’s investment in Nanobank was accounted for in accordance with the equity method until the classification as held for sale, at which point in time Opera ceased to apply the equity method and measured the shares at their fair value less costs to sell.

Nanobank

Fair value less costs to sell was determined based on the transaction Opera entered into in March 2022, when Opera completed the sale of the shares in Nanobank, as outlined in Note 19. Management determined that the present value of the consideration to be received for the shares in Nanobank was the best estimate of fair value as of year-end 2021 based on the transaction being completed shortly after the end of the reporting period. Events and developments in 2022 in the period up until the sale, both matters internal of Nanobank, and matters related to the markets in which Nanobank operates, were assessed as not having a material impact on the fair value of the shares in Nanobank. The total consideration for the shares is US$127.1 million, due quarterly in eight equal installments over the next two years. A discount rate of 5.0% was used to calculate the present value of the consideration, estimated to be US$120.3 million, which resulted in an impairment loss of US$118.2 million. See Note 12 for more information.

OPay

The fair value of the shares in OPay was measured using methods and techniques that reflect the economic rights and benefits of the shares. These rights and benefits include redemption rights and liquidation preferences. Management determined that a combination of the probability weighted expected return model (“PWERM”) and the option pricing model (“OPM”) were appropriate when estimating the fair value of both the preferred and ordinary shares in OPay in 2021. The current value method ("CV"), which was used in combination with the PWERM and OPM to estimate the fair value in 2020, was deemed as inappropriate for the fair value measurement in 2021 because it is generally only appropriate when a liquidity event is imminent or when the investee is at a very early stage of its development, neither of which was considered to be the case for OPay because it has completed several funding rounds over the past years. All three methods build on estimates, such as discount for lack of marketability and the fair value of equity in the companies. Moreover, the PWERM model is based on estimates for future scenarios and outcomes, including sale transactions, initial public offering, dissolution, and redemption. More details on the fair value measurement of the ordinary and preferred shares are provided in Note 12.

Star X

The fair value of the preferred shares in Star X as of year-end 2021, was determined based on the transaction price Opera received for the shares when they were sold after the end of the reporting period. Management determined that the transaction price was the best estimate of the fair value as of year-end 2021 based on the transaction being completed shortly after the end of the reporting period, and based on an assessment that events and developments in 2022 in the period up until the sale, both matters internal of Star X, and matters related to the markets in which Star X operates, did not have a material impact on the fair value of the preferred shares in Star X. See Note 12 for more information on the investment in Star X held in 2021 and Note 19 for more information on the sale in 2022 of the preferred shares.

Classification of Investment in OPay

Opera has invested in ordinary and preferred shares in OPay Limited ("OPay"), holding 6.44% of the total number of shares outstanding as of December 31, 2021, a reduction from holding 13.1% as of December 31, 2020. The reduction in ownership interest in 2021 was due to Opera selling some of its preferred shares and OPay issuing new shares to other investors, thus diluting Opera’s ownership interest.

Management considered all relevant facts and circumstances related to the investment in OPay and concluded that as of mid-2021, Opera could no longer consider having an ability to participate in financial and operating policy decisions in the company. This resulted in OPay ceasing to be classified as an associate of Opera. Management used significant judgment in arriving at this conclusion as Opera’s chairman and CEO is also chairman and CEO of OPay. Factors that were key in the assessment include Opera’s ownership reduction, that Opera’s chairman and CEO holds his roles at OPay as a representative of his personal investment entity, which also is an investor in OPay, and that the corporate governance framework in OPay no longer allows him to exercise significant influence in OPay on behalf of Opera.

As a result of Opera losing significant influence over OPay, the investment in ordinary shares was measured at fair value through profit or loss. The reclassification of the investment in OPay did not change the measurement basis for the preferred shares, which were, and still are, measured at fair value through profit or loss. See below for information on the estimation uncertainty related to the measurement of fair value of the shares.

Up until Opera lost significant influence over OPay in mid-2021, significant judgment was applied in determining the share of profit or loss to be recognized under the equity method. Management considered the rights and benefits of all classes of shares issued by OPay and determined that Opera’s share of profit or loss was to be calculated based on its number of ordinary shares relative to the total number of shares outstanding, including preferred shares, opposed to only the total number of ordinary shares outstanding. See Note 12 for more information on the investment in OPay.

Basis of Accounting for Investment in Preferred Shares in Star X

Opera had invested in preferred shares in Star Group Interactive Inc. ("Star X", formerly known as "StarMaker"), an entity over which Opera had significant influence. Management applied significant judgment in determining that the preferred shares are financial assets in scope of IFRS 9 as opposed to an investment in an associate to be accounted for under the equity method. In determining the basis of accounting for the preferred shares, management assessed whether the shares give access to returns associated with an underlying ownership interest consistent with the principle in IAS 28 for evaluating instruments containing potential voting rights. Considering the rights in Star X’s profits, exposure to changes in the fair value of its net assets and the exposure to its losses, i.e., exposure to variations in Star X’s net assets, management concluded that the preferred shares do not give access to returns associated with an underlying ownership interest. Specifically, the preferred shares provide the following rights over ordinary shares:

●	Redemption right: The ability to reclaim the invested amount plus 8% per annum if certain defined events occur.
●

Liquidation preference: In the event of liquidation, holders of the preferred shares are entitled to receive an amount equal to 100% of the share issue price and their pro rata share of any proceeds in excess of the share issue price.

●

Dividend right: Holders of the preferred shares are entitled to an annual non-cumulative dividend equal to 8% of the share issue price, payable only if and when declared by the board of directors of Star X.

The rights of the preferred shares entail that they are debt instruments, but they do not give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding. Thus, the preferred shares were measured at fair value through profit or loss in accordance with the accounting policy for financial assets. Still, the preferred shares represented a long-term interest that in substance formed part of the net investment in Star X as an associate. Consequently, the carrying amount of the preferred shares was presented as part of investments in associates and joint ventures in the Statement of Financial Position until the shares were classified as held for sale as of year-end 2021, which resulted in the carrying amount being presented as part of assets held for sale. Changes in fair value were presented as fair value gain on investments in the Statement of Operations. The classification of the investment as held for sale at the end of 2021 did not impact the basis of accounting. After the end of the reporting period, Opera sold its preferred shares in Star X. See Notes 12 and 19 for more information.

Recoverable Amount for Goodwill and Other Intangible Assets

Impairment exists when the carrying value of an asset or cash generating unit exceeds its recoverable amount, which is the higher of its fair value less costs of disposal and its value in use. Goodwill and the Opera brand (“Trademark”), which have indefinite useful lives, were tested for impairment as of December 31, 2021, based on estimates of value in use for the CGUs to which the goodwill and Trademark are allocated. The value in use calculation is based on a discounted cash flow (“DCF”) model. It requires management to estimate future cash flows expected to arise from the CGU, discounted using a suitable discount rate. The key assumptions in determining the value in use are the expected future cash flows, long-term growth rate and the discount rate. The key assumptions, including a sensitivity analysis, are disclosed in Note 11.

Opera periodically, and when circumstances warrant, reviews capitalized development expenditure to evaluate whether there are indicators of impairment for individual assets. If indicators of impairment are identified, Opera tests the asset or CGU to which it is included for impairment in accordance with the principles for impairment of non-financial assets, as disclosed in Note 1. In the event Opera abandons a development project, any related asset which was being developed is written off immediately. See Note 11 for more information on capitalized development expenditure.

Capitalized Development Expenditure

Opera capitalized expenditure incurred in the development of new products and services. Initial capitalization of expenditure is based on management’s judgment that the project meets all of the six criteria listed in the section for intangible assets in Note 1. Assessing if and when all of these criteria are met is based on judgment, which takes into account past experiences and expectations about the technical ability to complete the asset as intended.

Share-based Remuneration

Estimating fair value for share-based awards requires an assessment of an appropriate valuation model, which depends on the terms and conditions of the grant. The estimate of fair value also requires an assessment of the most appropriate inputs to the valuation model, including grant date fair value of the underlying equity, the expected life of the grant, volatility, and dividend yield. Assumptions and models used for current grants are disclosed in Note 5.

Note 3.	Corporate Information and Group Composition

Opera is a leading global internet brand with an engaged user base. Building on over 20 years of innovation, starting with its browser products, Opera is increasingly leveraging its brand and user base in order to expand its offerings and its business. Opera offers a range of products and services that include PC and mobile browsers, gaming portals and game development tools, Opera News content recommendation products, and e-commerce products and services.

The chart below provides an overview of the corporate structure of the Group, including the places of incorporation of the Parent and its material subsidiaries.

Notes:

(1)	20% held by nominee shareholders.
(2)	1 share held by an additional Opera group entity.
(3)	Variable interest entity contractually controlled by Opera Software International AS.

Opera Limited, with its office at Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1- 1104, Cayman Islands, is an exempted company under the laws of the Cayman Islands. The address of the principal executive office is Vitaminveien 4, 0485 Oslo, Norway. The Company is listed on Nasdaq under the ticker symbol OPRA.

There were no material non-controlling interests in the subsidiaries.

In addition to the subsidiaries outlined above, Opera has investments in unconsolidated companies, including associates, a joint venture, and other investees. Details on these investments are provided in Note 12.

Capital Management

The primary objective of Opera’s capital management is to maintain a strong capital base to support investor, creditor and market confidence and to sustain future development of the business in accordance with its growth plans.

Investment Program

The board of directors of the Company has adopted an investment program under which up to US$70 million of Opera’s capital may be used for investments in listed equity securities. The maximum amount allocated to the investment program excludes any accumulated gains from the investments. In connection with the investment program, Opera obtained a credit facility of US$80 million with a broker, under which Opera had drawn US$7.5 million as of December 31, 2021, for the purpose of investing in listed equity securities. The objective of the investment program is to preserve capital while generating long-term capital growth by achieving the highest possible return on invested capital relative to the risk taken. In accordance with the related investment guidelines, Opera may enter both long and short positions in listed equity securities, including derivatives of such instruments. These long and short positions are managed as a single portfolio. The investment activity is managed by Kunlun Group Limited, a related party of Opera, and is overseen by Opera’s chairman and CEO. Information on the financial performance of the investment program and the carrying amount of the investment portfolio as of year-end is provided in Note 14, while Note 17 includes details on the related financial risks and risk management adopted by Opera. Note 18 includes information on the asset management fee payable to Kunlun Group Limited.

Share Repurchases

On January 17, 2020, the board of directors of the Company approved a share repurchase program, which authorized management of Opera to execute the repurchase of up to US$50.0 million of ADSs by January 17, 2021, in any form that management may deem appropriate. The repurchase program was terminated on January 17, 2021, at which point in time Opera had repurchased a total of 5,976,455 ADSs for US$49.8 million. Prior to 2020, Opera had repurchased 1,500,000 ADSs for US$10.7 million under a repurchase program that commenced in 2018. As of year-end 2021, Opera held 4,927,297 ADSs in treasury, representing 9,854,594 ordinary shares in the Company. See Note 19 for information on another share repurchase program announced in 2022.

Business Combinations

YoYo Games

On January 11, 2021, Opera acquired 100% of the shares in YoYo Games Limited for US$9.5 million in cash consideration (or US$9.0 million net of cash acquired). YoYo Games Limited owns GameMaker, a platform users can access to develop games. The acquisition forms the basis for Opera Gaming, a new division focused on expanding Opera's capabilities and monetization opportunities in gaming.

The assets and liabilities recognized as a result of the acquisition are as follows.

[US$ thousands]	Fair value recognized on acquisition
Assets:
Intangible assets (technology)	331
Property and equipment (equipment)	37
Right-of-use assets (property)	234
Trade receivables	131
Prepayments	8
Cash	481
Liabilities:
Lease liabilities	234
Deferred tax liabilities	48
Trade payables	102
Income tax payable	63
Other current liabilities	67
Total identifiable net assets at fair value	708
Goodwill arising on acquisition	8,792
Cash consideration transferred	9,500

The goodwill of US$8.8 million comprises the value of expected synergies arising from the acquisition and the value of the assembled workforce, which are not separately recognized. For subsequent impairment testing purposes, the goodwill is allocated to the Browser and News segment. See Note 11 for more information.

The acquired business contributed revenue of US$2.2 million and a net loss of US$1.2 million to Opera in the period from January 11, 2021, to December 31, 2021. The contributed revenue and net loss would not be materially different had the acquisition been completed on January 1, 2021.

PocoSys

On January 17, 2020, Opera acquired 100% of OÜ PocoSys for US$5.0 million. PocoSys, a company incorporated in Estonia, provides banking technologies to fintech companies. In accounting for the business combination, Opera recognized US$1.7 million in identifiable intangible assets, primarily technology, and US$3.0 million in goodwill. Opera did not assume material liabilities in the business combination. See Note 11 for information on the impairment in 2021 of certain assets acquired in the business combination.

Discontinued Operations

On August 19, 2020, Opera completed a transaction in which TenSpot Pesa Limited, a wholly owned subsidiary at the time, and receivables due from it, were contributed to a subsidiary of NanoCred Cayman Company Limited (“Nanobank”) in exchange for Opera obtaining an ownership interest of 42% in Nanobank. The business of TenSpot Pesa Limited and its subsidiaries represented the entirety of Opera’s fintech operating segment at the time, comprising apps in emerging markets that offered instant microloans. See Note 12 for information on Opera’s investment in Nanobank.

In 2020, Opera terminated the retail operating segment under which it sold handsets and prepaid airtime. Upon its termination, the retail segment was classified as a discontinued operation. In 2021, Opera recognized provisions for expected credit losses on the remaining trade receivables outstanding for the sale of handsets and prepaid airtime, resulting in a credit loss expense of US$1.1 million and a related income tax benefit of US$0.2 million, the net of which was classified as loss from discontinued operations in 2021.

The table below presents the profit or loss from discontinued operations, comprising the results of TenSpot Pesa Limited and its subsidiaries up until August 19, 2020, the gain on loss of control over TenSpot Pesa Limited, and the results of the discontinued retail operations.

	Year ended December 31,
[US$ thousands]	2019	2020	2021
Revenue	157,776	136,246	-
Expenses	(137,671)	(147,822)	(1,053)
Profit (loss) before income tax	20,105	(11,576)	(1,053)
Income tax benefit (expense)	(2,944)	1,950	237
Profit (loss) after income tax	17,161	(9,626)	(816)
Gain on sale of the subsidiary after income tax	-	151,368	-
Profit (loss) from discontinued operation	17,161	141,742	(816)
Exchange differences on translation of discontinued operations	(1,134)	(1,802)	-
Other comprehensive loss from discontinued operations	(1,134)	(1,802)	-

The table below presents the calculation of the gain in 2020 on loss of control over TenSpot Pesa Limited.

As of August 19,
[US$ thousands]	2020
Fair value of shares in Nanobank	264,936
Less: Carrying amount of net assets disposed of	22,766
Less: Carrying amount of TenSpot Pesa Limited receivables transferred to Nanobank	87,867
Gain on sale before income tax and reclassification of foreign currency translation reserve	154,304
Reclassification of foreign currency translation reserve	(2,936)
Income tax expense on gain	-
Gain on sale after income tax	151,368

The table below presents the net cash flows incurred by TenSpot Pesa Limited, its subsidiaries, and the discontinued retail operations.

	Year ended December 31,
[US$ thousands]	2019	2020	2021
Net cash flow from (used in) discontinued operating activities	(108,813)	65,806	-
Net cash flow used in discontinued investing activities	(507)	(576)	-
Net cash flow from (used in) discontinued financing activities	125,675	(44,711)	-
Net change in cash and cash equivalents	16,354	20,518	-

As of August 19, 2020, TenSpot Pesa Limited and its subsidiaries had US$39.3 million in cash and cash equivalents, which were derecognized by Opera when accounting for the loss of control.

The table below presents the basic and diluted earnings per share from discontinued operations.

	Year ended December 31,
[Net income per ADS and share in US$]	2019	2020	2021
Basic net income from discontinued operations per ADS	0.15	1.21	(0.01)
Diluted net income from discontinued operations per ADS	0.15	1.19	(0.01)
Basic net income from discontinued operations per share	0.08	0.60	(0.00)
Diluted net income from discontinued operations per share	0.07	0.60	(0.00)

Note 4.	Segment and Revenue Information

For management reporting purposes, Opera is organized into business units based on its main categories of products and services. Opera has two reportable segments:

●	Browser and News
●	Other

The prior segments “Retail” and “Fintech” were discontinued in 2020 and are no longer presented, with prior period results presented net in the Statement of Operations as profit or loss from discontinued operations, as specified in Note 3.

An operating segment captures relatively distinct business activities from which Opera earns revenue and incurs expenses. Furthermore, the segments’ operating results are regularly reviewed by the chief operating decision maker ("CODM") to make decisions about resources to be allocated to the various business activities and to assess performance. Management has determined that the CEO, who is also the Chairman of the Board, is Opera’s CODM.

The segment profit or loss is the contribution by segment, which is calculated as revenue, less (i) technology and platform fees, (ii) content cost, (iii) cost of inventory sold, (iv) other cost of revenue (v) marketing and distribution expense, and (vi) credit loss expense.

The Browser and News segment includes Opera’s PC and mobile browsers as well as the Opera News platform, which is integrated in Opera’s browsers and available through standalone apps. Following the acquisition of YoYo Games in 2021, as outlined in Note 3, the Browser and News segment also includes GameMaker, a platform for developing games. The browsers, Opera News and GameMaker are to an extent integrated. The segment Other includes licensing of Opera’s proprietary technology to third parties, related maintenance, support and hosting services, providing professional services, and providing customized browser configurations to mobile operators.

The tables below present the contributions from each segment, including a disaggregation of the revenue from contracts with customers into the types of goods or services provided.

	Year ended December 31, 2019
[US$ thousands]	Browser and News	Other	Total
Revenue from contracts with customers:
Search	86,155	-	86,155
Advertising	68,813	-	68,813
Technology licensing and other revenue	-	22,110	22,110
Total revenue	154,968	22,110	177,078
Direct expenses:
Technology and platform fees	(796)	-	(796)
Content cost	(1,545)	-	(1,545)
Cost of inventory sold	-	(208)	(208)
Other cost of revenue	(301)	(11,389)	(11,690)
Marketing and distribution expenses	(64,685)	(198)	(64,883)
Credit loss expense	(448)	(129)	(577)
Total direct expenses	(67,775)	(11,924)	(79,699)
Contribution by segment	87,193	10,186	97,379

	Year ended December 31, 2020
[US$ thousands]	Browser and News	Other	Total
Revenue from contracts with customers:
Search	84,180	-	84,180
Advertising	71,292	216	71,508
Technology licensing and other revenue	-	9,368	9,368
Total revenue	155,472	9,584	165,056
Direct expenses:
Technology and platform fees	(3,315)	-	(3,315)
Content cost	(4,312)	-	(4,312)
Cost of inventory sold	-	(700)	(700)
Other cost of revenue	140	(3,925)	(3,785)
Marketing and distribution expenses	(47,042)	(818)	(47,860)
Credit loss expense	(568)	(1,281)	(1,849)
Total direct expenses	(55,097)	(6,724)	(61,821)
Contribution by segment	100,375	2,860	103,235

	Year ended December 31, 2021
[US$ thousands]	Browser and News	Other	Total
Revenue from contracts with customers:
Search	121,961	-	121,961
Advertising	123,870	40	123,910
Technology licensing and other revenue	2,182	2,937	5,120
Total revenue	248,013	2,978	250,991
Direct expenses:
Technology and platform fees	(3,899)	(573)	(4,472)
Content cost	(3,712)	-	(3,712)
Cost of inventory sold	(5,506)	(1)	(5,507)
Marketing and distribution expenses	(120,385)	(559)	(120,944)
Credit loss expense	(557)	-	(557)
Total direct expenses	(134,059)	(1,132)	(135,191)
Contribution by segment	113,954	1,846	115,800

The table below reconciles the segment profit to profit before income taxes from continuing operations. It specifies the items of income and expenses that are managed and monitored on a group basis and thus not included in the measure of segment profit.

	Year ended December 31,
[US$ thousands]	2019	2020	2021
Contribution by segment	97,379	103,235	115,800
Other operating income	-	11,542	466
Personnel expenses including share-based remuneration (1)	(51,283)	(59,977)	(74,450)
Credit loss expense related to divested joint venture	-	(10,476)	-
Depreciation and amortization	(18,843)	(20,234)	(19,600)
Impairment of non-financial assets	-	-	(5,624)
Other operating expenses (1)	(27,791)	(26,538)	(22,802)
Share of net income (loss) of equity-accounted investees	(3,818)	2,005	(26,675)
Impairment of equity-accounted investee	-	-	(118,178)
Fair value gain on investments	37,900	24,000	116,561
Finance income	10,532	13,633	123
Finance expense	(655)	(516)	(6,912)
Foreign exchange gain (loss)	(25)	833	(1,814)
Profit (loss) before income taxes from continuing operations	43,396	37,507	(43,106)

(1)	Certain personnel and other operating expenses are included as part of "other cost of revenue" in the measure of segment profit. Accordingly, the amounts for personnel and other operating expenses in this reconciliation are not consistent with the equivalent amounts in the Statement of Operations.

Revenue

The table below presents the revenue by customer location.

	Year ended December 31,
[US$ thousands]	2019	2020	2021
Ireland	81,637	80,059	126,837
Singapore	2,335	5,901	24,440
Russia	17,265	15,239	16,156
Other locations	75,841	63,857	83,558
Total revenue	177,078	165,056	250,991

Revenue by country is based upon the customers' countries of domicile, which is not necessarily an indication of where activities occur because the end-users of Opera's products are located worldwide.

Opera has two customer groups that each has exceeded 10% of Opera's revenue in one or more of the periods presented.

	Year ended December 31,
[US$ thousands]	2019	2020	2021
Customer group 1	74,572	76,184	128,650
Customer group 2	17,758	16,281	18,494

Revenue from Customer group 1 includes both search and advertising services, while revenue from Customer group 2 includes only search services.

Other Operating Income

The table below specifies the nature of other operating income.

	Year ended December 31,
[US$ thousands]	2019	2020	2021
Gain on disposal of subsidiaries	-	5,289	-
Gain on divestment of joint venture	-	2,063	-
Government granted VAT refund	-	4,030	-
Other items	-	160	466
Total other operating income	-	11,542	466

Note 5.	Personnel Expenses, Including Share-based Remuneration

The table below specifies the amounts of personnel expenses including share-based remuneration.

	Year ended December 31,
[US$ thousands]	2019	2020	2021
Salaries, including bonuses	42,185	40,301	43,440
Social security tax, excluding amounts related to share-based remuneration	3,774	4,624	5,371
External temporary hires	2,474	7,090	8,617
Defined contribution pension expense	3,616	3,279	4,477
Other personnel-related expenses	4,345	2,103	2,080
Total personnel expenses, excluding share-based remuneration	56,395	57,397	63,984
Share-based remuneration, including related social security tax	5,928	4,706	10,466
Total personnel expenses, including share-based remuneration	62,323	62,103	74,450

Research and development expenditure predominantly consist of compensation for engineering and technical employees responsible for research and development of Opera’s existing and new products and services. The following table specifies the amounts of expensed and capitalized research and development expenditure.

	Year ended December 31,
[US$ thousands]	2019	2020	2021
Total research and development expenditure	34,143	38,736	44,055
Less: Capitalized development expenditure excluded from personnel expenses (Note 11)	4,056	7,110	4,862
Net expensed research and development expenditure	30,087	31,626	39,193

Compensation for Key Management Personnel

The table below specifies the amounts of compensation for key management personnel, which include the officers and directors of Opera.

	Year ended December 31,
[US$ thousands]	2019	2020	2021
Short-term employee benefits	2,121	2,032	2,046
Post-employment and medical benefits	59	51	60
Share-based payment transactions	536	1,179	1,209
Total compensation for key management personnel	2,716	3,262	3,315

The amounts disclosed in the table above are the amounts recognized as an expense during the reporting period. Effective from January 1, 2021, the chairman and CEO ceased to receive remuneration from Opera. No loans have been granted and no guarantees have been issued to key management personnel. Key management personnel do not have any agreements for compensation upon termination or change of employment or directorship.

Share-based Remuneration

On April 7, 2017, Opera adopted a share incentive plan, which was amended and restated on January 10, 2019. The plan, adopted for the purpose of rewarding, attracting and retaining employees, makes 20,000,000 ordinary shares, equivalent to 10,000,000 ADSs, available for grants through Restricted Stock Units (RSUs) and options. For the purpose of these consolidated financial statements, all counts of RSUs and options, as well as per-unit values, are communicated as converted to ADS equivalent units. Grants awarded under the share incentive plan are classified as equity-settled share-based payments.

In 2021, RSU and option grants corresponding to 2,030,825 ADSs were made. The average vesting schedule for the majority of 2021 grants were 25% on each January 1 of the years 2022-2025. The following table specifies the movements in the number of RSUs and options, respectively, as expressed in equivalent ADSs.

	RSUs	Options	Total
Outstanding as of January 1, 2020	2,983,940	150,000	3,133,940
Granted during the year	401,818	-	401,818
Forfeited during the year	(346,200)	-	(346,200)
Exercised during the year	(1,122,818)	-	(1,122,818)
Expired during the year	-	-	-
Outstanding as of December 31, 2020	1,916,740	150,000	2,066,740
Granted during the year	1,990,825	40,000	2,030,825
Forfeited during the year	(154,700)	(90,000)	(244,700)
Exercised during the year	(1,086,340)	-	(1,086,340)
Expired during the year	-	-	-
Outstanding as of December 31, 2021	2,666,525	100,000	2,766,525

The weighted average remaining vesting period for the equity instruments outstanding as of December 31, 2021, was 1.30 years ( December 31, 2020: 0.73 years).

The fair value of RSU grants was measured using a Monte Carlo simulation, while the fair value of option grants was measured based on a Black-Scholes model. The table below specifies the inputs to the models used for estimating the fair values of the awarded equity units, as converted to their ADS equivalents. The table presents the weighted average values across grants within each category of equity award instruments.

	2020 grants: RSU valuation input	2021 grants: RSU valuation input	2021 grants: Option valuation input
Equity unit price valuation ($)	8.07	10.49	10.48
Model Used	Monte Carlo	Monte Carlo	Black-Scholes
Expected Volatility (%) (1), (2)	40.00%	66.55%	68.10%
Risk free interest rate (%) (1)	0.58%	0.22%	0.46%
Dividend Yield (%)	0%	0%	0%
Duration of initial simulation period (years to longstop date)	3.81	3.23	3.02
Duration of second simulation period with postponed exercise (years)	3.00	3.00	3.00
Fair value at the measurement date ($)	7.84	10.35	4.96

(1)	Specified value is 4 years (modeled on yearly basis).
(2)	Based on a defined peer group of companies considered comparable to Opera.

The equity cost of each award is recognized on a straight-line basis over the vesting period. The total share-based payment expense, including social related social security cost, is specified in the table above showing the amounts of personnel expenses. Opera accrues for social security contributions based on the market price of the ADSs at the reporting date, with a straight-line recognition over the vesting period consistent with the equity cost.

Note 6.	Other Operating Expenses

The table below specifies the nature of other operating expenses.

	Year ended December 31,
[US$ thousands]	2019	2020	2021
Hosting	7,344	8,056	7,647
Audit, legal and other advisory services (1)	6,742	10,863	6,579
Software license fees	2,397	1,882	1,782
Rent and other office expenses	4,175	3,318	3,152
Travel	3,903	1,304	542
Other	3,686	2,774	3,101
Total other operating expenses	28,248	28,197	22,802

(1)	Amount in 2020 includes US$3.5 million related to actions taken following a short seller report.

Note 7.	Finance Income and Expense

The table below specifies the nature of finance income and expenses, including foreign exchange gains and losses.

	Year ended December 31,
[US$ thousands]	2019	2020	2021
Finance income:
Interest income	2,045	326	35
Net gain on investment portfolio held for trading (Note 14)	8,477	13,033	-
Other finance income	10	275	88
Total finance income	10,532	13,633	123
Finance expense:
Interest expense	(562)	(447)	(316)
Net loss on investment portfolio held for trading (Note 14)	-	-	(4,944)
Other finance costs	(93)	(69)	(1,652)
Total finance expense	(655)	(516)	(6,912)
Foreign exchange gain (loss):
Unrealized foreign exchange gain (loss)	166	2,365	(494)
Realized foreign exchange gain (loss)	(191)	(1,532)	(1,320)
Total foreign exchange gain (loss)	(25)	833	(1,814)
Net finance income (expense)	9,851	13,950	(8,603)

Note 8.	Income Tax

The table below provides a specification of the income tax expense.

	Year ended December 31,
[US$ thousands]	2019	2020	2021
Current income taxes	(5,112)	1,983	(4,109)
Currency effect on income tax (expense) benefit and adjustments recognized in the period for current tax of prior periods (1)	(322)	(1,272)	852
Deferred taxes	(168)	1,164	3,452
Income tax benefit (expense)	(5,602)	1,876	194
Income tax expense is attributable to:
Profit from continuing operations	(2,658)	(75)	(43)
Profit from discontinued operation	(2,944)	1,950	237

(1)	Currency effect on income tax (expense) benefit due to corporate income tax filing in NOK for Norwegian entities with USD as functional currency.

Opera Limited, the Parent, is domiciled in the Cayman Islands, where the applicable tax rate is zero. With Opera being headquartered in Norway and with a large share of the income from the Browser and News segment being recognized by Opera Norway AS, a subsidiary domiciled in Norway, the reconciliation below between the income tax benefit (expense) and the accounting profit is based on the tax rate applicable in Norway, which was 22% in 2021 and in the comparative periods. The tax rate in Norway will remain 22% in 2022.

	Year ended December 31,
[US$ thousands]	2019	2020	2021
Profit (loss) from continuing operations before income tax expense	43,396	37,507	(43,106)
Profit (loss) from discontinued operation before income tax expense	20,105	139,792	(1,053)
Basis for calculation of the tax (expense) benefit	63,500	177,299	(44,159)
Tax (expense) benefit at nominal tax rate in Norway	(13,970)	(39,006)	9,715
Effect of different tax rates applied by subsidiaries	(2,118)	11,543	(44,054)
Permanent differences:
Tax effect of translation differences exempted for tax	1,155	99	358
Tax effect of financial items exempted from tax	1,917	20,143	35,961
Tax effects of losses in equity-accounted investees which are non-deductible	383	(2,200)	(35)
Withholding taxes paid	(232)	(271)	(324)
Net other permanent differences (not) tax deductible	4,269	9,713	(2,008)
Other effects:
Change in income tax losses carried forward	27	246	(227)
Currency effect on income tax (expense) benefit and adjustments recognized in the period for current tax of prior periods	3,162	670	852
Change in withholding taxes and restricted interest deduction carried forward	(314)	952	147
Change in tax rate	119	(14)	(190)
Income tax (expense) benefit for the year	(5,602)	1,876	194
Effective tax rate	8.8%	(1.1)%	0.4%

The following summarizes Opera’s deferred tax assets and liabilities.

	As of December 31,
[US$ thousands]	2020	2021
Property, equipment and intangible assets	21,969	20,948
Trade receivables	(591)	(337)
Intercompany interest costs subject to limitations	(9,361)	(9,710)
Withholding tax expected to be credited (credit method)	(364)	(166)
Tax losses carried forward	(3,017)	(5,818)
Other	(1,274)	(709)
Net deferred tax liability	7,362	4,209
Recognized and classified as:
Deferred tax assets	4,383	2,323
Deferred tax liabilities	11,745	6,532
Net deferred tax liability	7,362	4,209

The deferred tax liability for property, equipment and intangible assets is mainly related to differences between the fair values and tax bases for such assets that were recognized in 2016 when Opera Norway AS was acquired.

Opera has recognized deferred tax assets related to intercompany interest costs that are carried forward due to limitations in Norway to the annual amount that can be deducted for tax purposes. Such intercompany interest cost can be carried forward for up to ten years. Opera has also recognized deferred tax assets for tax losses carried forward. Management has determined that there is convincing evidence that future taxable profits will be available in order to utilize the interest charges within the time restriction period.

The following table specifies the changes in the net deferred tax liability.

	Year ended December 31,
[US$ thousands]	2020	2021
Net deferred tax liability as of January 1	4,322	7,362
Addition from business combination (Note 3)	-	48
Expense (benefit) in the Statement of Operations	3,040	(3,452)
Expense (benefit) in the Statement of Comprehensive Income	-	251
Net deferred tax liability as of December 31	7,362	4,209

Note 9.	Net Income Per Share

Basic earnings per share is calculated by dividing the net income or loss for the year attributable to ordinary equity holders of Opera Limited by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share is calculated by dividing the net income or loss attributable to ordinary equity holders of Opera Limited by the weighted average number of ordinary shares outstanding during the year plus the number of ordinary shares that would be issued pursuant to our employee equity program based on period-average employee equity awards. The net dilutive effect of these awards is determined by application of the treasury stock method related to the share equivalents of unrecognized share compensation expense on employee equity grants outstanding at period end. In 2021, the number of diluted weighted-average number of ordinary shares, and its ADS equivalent, excludes the effect of 2,766,525 ADSs that will be issued at the vesting of the employee equity grants because these have an antidilutive effect.

Opera Limited, the Parent, has American Depositary Shares (ADSs) listed on Nasdaq, trading under the OPRA ticker symbol. Each ADS represents two ordinary shares in the Parent. As of December 31, 2021, the total number of ordinary shares in Opera Limited authorized for issue was 500,000,000, of which 230,291,732, equivalent to 115,145,866 ADSs, were outstanding. Each ordinary share has a par value of US$0.0001.

The following table shows the income and share data used in the basic and diluted net income per ADS and per share calculations.

	Year ended December 31,
[US$ thousands, except per ADS and share amounts]	2019	2020	2021
Profit (loss) from continuing operations	40,739	37,432	(43,149)
Profit (loss) from discontinued operations	17,161	141,742	(816)
Net income (loss) attributable to the owners of the parent for basic and diluted earnings	57,899	179,174	(43,964)
Issued ordinary shares at beginning of period	220,119,343	237,826,326	228,285,684
Effect of shares issued	7,422,487	1,889,770	2,165,283
Effect of shares bought to treasury	(2,913,330)	(5,146,244)	(164,324)
Basic weighted-average number of ordinary shares in the period	224,628,500	234,569,852	230,286,642
ADS equivalent of basic weighted-average number of ordinary shares	112,314,250	117,284,926	115,143,321
Effect of employee equity grants	4,437,167	2,816,613	-
Diluted weighted-average number of ordinary shares in the period	229,065,667	237,386,466	230,286,642
ADS equivalent of diluted weighted-average number of ordinary shares	114,532,833	118,693,233	115,143,321

Earnings per ADS and per share for profit (loss) from continuing operations:
Basic earnings per ADS, US$	0.36	0.32	(0.37)
Diluted earnings per ADS, US$	0.36	0.32	(0.37)
Basic earnings per share, US$	0.18	0.16	(0.19)
Diluted earnings per share, US$	0.18	0.16	(0.19)
Earnings per ADS and per share for net income (loss):
Basic earnings per ADS, US$	0.52	1.53	(0.38)
Diluted earnings per ADS, US$	0.51	1.51	(0.38)
Basic earnings per share, US$	0.26	0.76	(0.19)
Diluted earnings per share, US$	0.25	0.75	(0.19)

Note 10.	Property and Equipment

[US$ thousands]	Office properties	Furniture and fixtures	Equipment	Leasehold improvements	Total
Cost:
Cost as of January 1, 2020	7,967	878	28,008	1,747	38,601
Additions	1,135	198	2,259	17	3,608
Acquisition of a subsidiary (Note 3)	-	-	11	-	11
Disposals	(852)	(284)	(1,205)	(37)	(2,377)
Effect of movements in exchange rates	-	(19)	632	7	619
As of December 31, 2020	8,250	773	29,705	1,733	40,462
Additions	-	13	1,020	2	1,034
Acquisition of a subsidiary (Note 3)	234	4	26	7	271
Adjustments to right-of-use assets	2,029	-	457	-	2,486
Disposals	(243)	(4)	(2,331)	(2)	(2,580)
Effect of movements in exchange rates	(13)	(4)	(273)	(21)	(310)
As of December 31, 2021	10,257	782	28,604	1,719	41,363

Depreciation and impairment:
As of January 1, 2020	1,766	464	9,446	869	12,543
Depreciation	2,221	128	7,301	260	9,912
Disposals	(71)	(12)	(77)	(5)	(164)
Effect of movements in exchange rates	-	5	-	-	5
As of December 31, 2020	3,917	586	16,670	1,124	22,295
Depreciation	2,407	86	6,440	251	9,184
Disposals	(243)	(2)	(2,309)	-	(2,554)
Effect of movements in exchange rates	6	-	153	13	172
As of December 31, 2021	6,086	670	20,955	1,388	29,097

Net book value as of December 31, 2020	4,333	187	13,034	609	18,167
Net book value as of December 31, 2021	4,171	111	7,649	331	12,263

	Office properties	Fixture and fittings	Equipment	Leasehold improvements
Useful life	Up to 6 years	Up to 5 years	Up to 10 years, or term of lease contract	Up to 6 years, or term of lease contract
Depreciation method	Straight-line	Straight-line	Straight-line	Straight-line

Note 11.	Goodwill and Intangible Assets

		Customer			Other intangible
[US$ thousands]	Goodwill	relationships	Technology	Trademarks	assets	Total
Cost:
Cost as of January 1, 2020	421,578	40,700	22,222	70,600	2,047	557,147
Additions (1)	-	-	6,553	-	2,287	8,840
Acquisition of a subsidiary (Note 3)	2,998	32	1,695	-	-	4,725
Disposals	-	-	-	-	-	-
Effect of movements in exchange rates	385	-	187	-	114	686
As of December 31, 2020	424,961	40,732	30,657	70,600	4,448	571,398
Additions (1)	-	-	4,031	-	5	4,036
Acquisition of a subsidiary (Note 3)	8,792	-	331	-	-	9,124
Disposals	-	-	-	-	(370)	(370)
Effect of movements in exchange rates	(294)	-	259	-	(5)	(40)
As of December 31, 2021	433,459	40,732	35,279	70,600	4,077	584,147

Amortization and impairment:
As of January 1, 2020	-	9,437	13,325	-	2,000	24,762
Amortization	-	3,013	6,674	-	2	9,689
Disposals	-	-	-	-	-	-
Effect of movements in exchange rates	-	(1)	-	-	33	32
As of December 31, 2020	-	12,449	19,999	-	2,035	34,483
Amortization	-	2,913	7,381	-	122	10,416
Impairment	3,081	-	1,596	-	947	5,624
Disposals	-	-	-	-	(223)	(223)
Effect of movements in exchange rates	-	-	(169)	-	12	(157)
As of December 31, 2021	3,081	15,362	28,807	-	2,893	50,142

Net book value as of December 31, 2020	424,961	28,283	10,658	70,600	2,413	536,915
Net book value as of December 31, 2021	430,378	25,370	6,472	70,600	1,185	534,005

(1)	Represents capitalized development expenditure net of grants received from the Norwegian government.

		Customer			Other intangible
	Goodwill	relationships	Technology	Trademarks	assets
Useful life	Indefinite	Up to 15 years	Up to 5 years	Indefinite	Up to 5 years
Amortization method		Straight-line	Straight-line		Straight-line

Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units or groups of cash-generating units that are expected to benefit from the business combination in which the goodwill arose. The units or groups of units are identified at the lowest level at which goodwill is monitored for internal management purposes, which is the operating segments. A segment-level summary of the goodwill allocation is presented below.

[US$ thousands]	Browser and news	Other	Total
Carrying amount as of January 1, 2020	421,578	-	421,578
Addition from business combination (Note 3)	-	2,998	2,998
Effect of movements in exchange rates	-	385	385
Carrying amount as of December 31, 2020	421,578	3,383	424,961
Addition from business combination (Note 3)	8,792	-	8,792
Effect of movements in exchange rates	8	(302)	(294)
Impairment	-	(3,081)	(3,081)
Carrying amount as of December 31, 2021	430,378	-	430,378

Impairment Loss on Goodwill and Intangible Assets Related to European Fintech Business

In 2021, management at Opera decided to discontinue the proprietary mobile wallet service in Europe and instead prioritize working with third parties for the holding of actual funds and provision of payment solutions. As a result, Opera’s efforts have been focused on the Dify cashback offering and partner integrations. This strategic shift for the European fintech business resulted in Opera recognizing an impairment charge for goodwill of US$3.1 million, which was the carrying amount of goodwill that was recognized in the acquisition of PocoSys and allocated to the Other operating segment. It also resulted in Opera recognizing impairment loss of US$1.6 million for technology-related intangible assets that were used as part of the discontinued mobile wallet service.

Impairment Loss on Individual Intangible Asset

In 2021, Opera recognized an impairment charge of US$0.9 million for a license that is no longer needed and which management expects to dispose of in a sale transaction. The recoverable amount for the license was estimated to be US$1.1 million based on its fair value less costs of disposal.

Impairment Test for Goodwill and Other Intangible Assets Allocated to the Browser and News Segment

The goodwill allocated to the browser and news operating segment comprises goodwill recognized in 2016 in the acquisition of Opera Norway AS of US$421.6 million and US$8.8 million recognized in the acquisition of YoYo Games Limited in 2021. For impairment testing purposes, the segment also includes the Opera brand, a trademark with indefinite useful life, which has a carrying amount of US$70.6 million.

Opera performed the annual impairment test in the fourth quarter of 2021. The recoverable amount was measured as the value in use by estimating the present value of the future cash flows from the Browser and News segment. The projected cash flows were based on the most up-to-date forecast that had been approved by management and did not include cash flows arising from future enhancements of assets that have not been committed to and have not substantively commenced. The approved forecast is for 2022 only as management does not approve forecasts for a longer period. Because the length of the projection period for the cash flow forecast is into perpetuity, management identified a “steady state” set of assumptions for the cash flows based an approach where management estimated cash flows for the years 2023 to 2025 and then used the estimated cash flows in 2025 as the basis for the terminal value. This two-stage approach was aimed to take cash flows to a level at which they can be regarded as reflecting maintainable earnings and to the period in a mid-point of the cycle – i.e., not at peak or trough of the cycle. Beyond 2025, the cash flows were extrapolated using constant nominal growth rates.

The value-in-use calculation demonstrated that the recoverable amount exceeded the carrying amount of the CGUs comprising the browser and news operating segment, meaning goodwill allocated to the segment was not impaired. The sections below outline the key assumptions in the value-in-use calculation, including their sensitivities.

Cash Flows

Cash inflows in the Browser and News segment are expected to grow at an annualized rate of 16% over the projected period before reaching its long-term stable level. The cash inflows are forecasted for each product and country where there are sufficient and reliable data on which to base the projections. Forecasted cash outflows are partly based on actual costs in 2021 and a bottom-up assessment for the relevant operating unit. Operating expenditures are expected to grow in dollar terms but decline relative to revenue due to economies of scale.

Long-term Growth

In estimating the long-term growth in the terminal value, management estimated long-term GDP growth in the relevant regions. Management assumed no growth in the labor force as well as no improvement in labor productivity, which results in zero real GDP growth. Moreover, for estimating long-term inflation, management used IMF’s inflation estimates for 2026, broken down across regions as the basis. Based on this we estimated a long-term nominal growth rate of 1.9% (2020: 2.5%).

Discount Rate

The discount rate represents the current market assessment of the risks specific to the Browser and News segment. The discount rate was based on the estimated weighted average cost of capital (WACC), assuming cash flows in U.S. dollars. Based on the inputs listed below, the post-tax WACC used to discount the forecasted cash flows was 11.1% (2020: 11.8%). The derived pre-tax WACC was estimated to be 12.9% (2020: 13.7%).

●	Risk free rate: 1.6% (2020: 0.84%)
●	Market risk premium: 4.84% (2020: 4.97%)
●	Equity beta: 0.88 (2020: 0.91)
●	Country risk premium: 1.82% (2020: 3.17%)
●	Size premium: 3.42% (2020: 3.32%)
●	Equity to assets ratio: 100% (2020: 100%)

Sensitivity

Because the Browser and News segment is in a growth period, management considered changes of +/-5 percentage points for the revenue growth rate and +/-1 percentage point for the long-term growth and post-tax WACC to be reasonably possible changes. None of these reasonably possible changes would result in an impairment loss. Listed below are the thresholds by which Opera would recognize an impairment loss:

●	Decrease in annual revenue growth in the projected period of 7.8 percentage points.
●	Increase of WACC by more than 4.0 percentage points.
●	Decrease in the long-term growth rate of 6.3 percentage points (which would entail negative long-term growth rate).

Note 12.	Associates, Joint Ventures, and Other Investments

As of year-end, Opera held investments in the following companies.

						Carrying amount of net investment as of December 31,
Investee	Nature of ownership interest	Ownership interest		Classification of investee	Basis of accounting	2020	2021
Nanobank	Ordinary shares	42.35%		Associate held for sale (1)	FVLCTS (2)	264,261	120,311
OPay	Ordinary and preferred shares	6.44%	(3)	Financial asset held for sale (1)	FVTPL (3, 4)	45,220	84,600
Star X	Preferred shares	19.35%		Associate held for sale (1)	FVTPL (4)	55,000	83,468
nHorizon	Ordinary shares	29.09%		Joint venture	Equity method	463	6
Fjord Bank	Ordinary shares	6.09%		Non-current financial asset	FVTPL (4)	-	897

(1)	The investments in Nanobank, OPay, and Star X were classified as held for sale at the end of 2021.
(2)	The investment in Nanobank was accounted for in accordance with the equity method until the end for 2021, at which point in time the investment was classified as held for sale and measured at fair value less costs to sell (“FVLCTS”).
(3)	Until mid-2021, Opera had an ownership interest of 13.1% in OPay and the investment in ordinary shares was accounted for in accordance with the equity method. Subsequently the investment in ordinary shares was measured at fair value through profit or loss, consistent with the accounting for the preferred shares.
(4)	Fair value through profit or loss ("FVTPL").

Investments Held for Sale

At the end of 2021, the board of directors of Opera Limited authorized a plan to pursue divestments of Opera’s shares in Nanobank, OPay and Star X, allowing Opera to realize the values of its strategic investments and streamline the company’s focus around its own core business. Consequently, these assets were classified as held for sale as of December 31, 2021. The classification as held for sale did not impact the measurement of the shares in OPay and Star X, which are accounted for as financial assets at fair value through profit or loss, but it did impact the measurement of the shares in Nanobank. Opera’s investment in Nanobank was accounted for in accordance with the equity method until the classification as held for sale, at which point in time Opera ceased to apply the equity method and measured the shares at their fair value less costs to sell. The carrying amounts for Opera’s investments in Nanobank, OPay and Star X were presented as assets held for sale in the Statement of Financial Position as of December 31, 2021. The sections below provide additional details on the assets held for sale.

Nanobank

NanoCred Cayman Company Limited (“Nanobank”), the parent of a group of companies providing online microlending services in Africa, Latin America, South Asia, and Southeast Asia, as well as credit card services in Latin America, was classified as an associate of Opera until it was divested in March 2022. The investment in Nanobank was acquired on August 19, 2020, when TenSpot Pesa Limited, a wholly owned subsidiary of Opera at the time, and receivables due from it, were contributed to a subsidiary of Nanobank in exchange for Opera obtaining an ownership interest of 42.0% in Nanobank. The transaction resulted in TenSpot Pesa Limited, and its subsidiaries, being classified as a discontinued operation, as discussed in Note 3. The investment in Nanobank was initially recognized at the fair value of the ownership interest obtained, which was estimated to be US$264.9 million. This resulted in a gain in 2020 of US$151.4 million relative to the carrying amounts of the net assets contributed by Opera to Nanobank.

On June 11, 2021, Nanobank completed the repurchase of shares from a minority financial investor in the company, resulting in Opera’s ownership interest increasing to 42.35%. The transaction did not have a material impact on Opera’s accounting for its investment in Nanobank.

The investment in Nanobank was accounted for in accordance with the equity method until the end of 2021, at which point in time the investment was classified as held for sale. In the period of 2021 when the equity method was applied, Opera’s share of Nanobank’s net loss was US$26.0 million, while Opera’s share of Nanobank’s other comprehensive income was US$0.2 million. In 2020, Opera’s share of Nanobank’s net income was US$0.3 million and the share of other comprehensive loss was US$0.9 million. In accordance with the equity method, Opera adjusted the net income or loss of Nanobank to account for the impact of amortization and impairment of basis differences identified and measured as part of the “notional” purchase price allocation that Opera performed as of August 2020. The total impact of these adjustments was US$26.6 million in 2021, compared to US$6.2 million in 2020.

When the investment in Nanobank was classified as held for sale at the end of 2021, Opera wrote the carrying amount down to its fair value less costs to sell, estimated to be US$120.3 million, which resulted in Opera recognizing an impairment loss of US$118.2 million. Based on the judgments and estimates outlined in Note 2, Opera determined that the transaction price observed in March 2022, when Opera completed the sale of its shares in Nanobank, was the best estimate of the fair value less costs to sell as of year-end 2021. The total consideration for the shares is US$127.1 million, due quarterly in eight equal installments over the next two years. A discount rate of 5.0% was used to calculate the present value of the consideration. A change in the discount rate of 1.0% would result in the present value changing by US$1.3 million. In future periods, the effect of the unwinding of the discount will be recognized as finance income. See Note 19 for more information on the sale of the shares in Nanobank.

OPay

OPay Limited (“OPay”) is a mobile payment fintech company that focuses on emerging markets, with Nigeria and Egypt as initial key markets. OPay provides online and offline payments, and digital wallet services leveraging AI, big data and other fintech innovations, thus helping countries in emerging markets transform into cashless societies.

As of year-end 2021, Opera held 31,058,025 ordinary shares and 69,962,470 series seed+ preferred shares in OPay. During the year, Opera sold 30,768,400 series A preferred shares and 10,302,955 series seed+ preferred shares for a total consideration of US$50.0 million, resulting in a fair value gain of US$29.6 million, and a realized gain of US$44.4 million versus Opera's acquisition cost of these shares. The transaction and consideration received corresponded with OPay’s series C funding round. Because Opera chose not to participate in the series C funding round, Opera's ownership interest got further diluted. The sale of preferred shares and the series C funding round resulted in Opera’s ownership interest in OPay reducing from 13.1% at the end of 2020 to 6.44% at year-end 2021.

OPay was classified as an associate until the series C funding round in mid-2021, after which Opera lost significant influence over the company, as discussed in Note 2. Consequently, Opera discontinued the application of the equity method to the accounting for the investment in ordinary shares and instead measured the ordinary shares at fair value through profit or loss. In the interim period of 2021 when the equity method was applied, Opera recognized US$0.2 million as its share of losses in OPay. When Opera lost significant influence, the carrying amount of the ordinary shares under the equity method was negative US$4.0 million due to the recognition of accumulated share of losses in excess of the cost of the shares. The loss of significant influence over OPay did not impact the accounting for the preferred shares, which are measured at fair value through profit or loss.

Because the shares in OPay are accounted for as financial assets at fair value through profit or loss, the classification as held for sale as of year-end 2021 only impacted the presentation in the Statement of Financial Position, where the carrying amount was included as part of the line item for assets held for sale.

The fair value of the preferred shares in OPay was measured using methods and techniques that reflect the economic rights and benefits of the shares. These rights and benefits include redemption rights and liquidation preferences. Management determined that a combination of the probability weighted expected return model (“PWERM”) and the option pricing model (“OPM”) was appropriate when measuring the fair value of the preferred in OPay as of December 31, 2021. The same two methods were used to measure the fair value of the ordinary shares. In 2020, the current value method (“CV”) was used in combination with the PWERM and OPM when measuring the fair value of the preferred shares. Management at Opera determined that the CV method was inappropriate for the fair value measurement of the preferred shares in OPay in 2021 because the method is generally only appropriate when a liquidity event is imminent or when the investee is at a very early stage of its development, neither of which was considered to be the case for OPay in 2021 because it has completed several funding rounds over the past years. The table below provides additional details about the valuation methods.

Method	Description of method
Probability-weighted expected return method (“PWERM”)

● Fair value of the preferred shares is estimated based upon the probability-weighted present value of expected future investment returns, considering a range of possible future scenarios and outcomes available to the company, as well as the rights of each share class.
● The PWERM is most appropriate when there are a set of visible future liquidity events and when the time to liquidity is short.

Option pricing model (“OPM”)

● The option pricing model treats ordinary and preferred shares as call options on the company’s equity value, with exercise prices based on the liquidation preferences of the preferred shares.
● Under this model, the ordinary shares have a positive fair value only if the funds available for distribution to shareholders exceed the value of the liquidation preferences.
● The OPM is most appropriate when specific future liquidity events are challenging to forecast.

Current value method (“CV”)

● The current value method allocates value to each share class based on an estimated equity value (on a controlling basis).
● The method bases allocation of value as of the valuation date and not a future date.
● It is most appropriate when a liquidity event, such as an acquisition or dissolution, is imminent, or when the company is at a very early stage.

Because OPay is a private company and its shares are illiquid, management at Opera determined that it was appropriate to apply a DLOM in the range of 10-20%, similar to the range used in 2020.

The estimate for fair value of equity in OPay, which the OPM and CV methods build on, was US$1.8 billion as of December 31, 2021 ( December 31, 2020: US$555 million). The estimated fair value of equity was primarily based on the price in transactions completed in 2021, adjusted for the lower seniority of Opera’s shares relative to the new class of preferred shares issued and transacted. Valuations based on discounted cash flows ("DCF") and market-based multiples were used to support the estimated fair value. In the DCF analysis, the forecasted cash flows were discounted with a weighted average cost of capital of 17%. The same discount rate was used to discount the range of possible future scenarios and outcomes under the PWERM. Management determined that the mid-points of the averages of estimated ranges of fair values reflected the best estimate of the price that would be received in orderly transactions if the shares in OPay were sold as of year-end. Consequently, the preferred shares in OPay were measured at US$59.5 million, while the ordinary shares were measured at US$25.1 million, totaling US$84.6 million. As of year-end 2020, when only the preferred shares were measured at fair value, these were estimated to have a fair value of US$49.0 million. Because the fair value measurement incorporated significant unobservable inputs, it was classified as a level 3 measurement in the fair value hierarchy. The ordinary and preferred shares in OPay held as of December 31, 2021, were acquired in 2018 and 2019 for US$6.5 million.

Key unobservable inputs in the valuation methods included the discount for lack of marketability, weighted average cost of capital, and the value of equity. The table below shows the sensitivities to the key unobservable inputs in the measurement of the fair value of the preferred and ordinary shares in OPay.

		As of December 31, 2020		As of December 31, 2021
[US$ thousands]	Key unobservable input	Decrease	Increase	Decrease	Increase
Discount for lack of marketability (5 percentage points movement)	PWERM, OPM and CV (1)	2,811	(2,811)	4,700	(4,700)
Weighted average cost of capital (2 percentage points movement)	PWERM, OPM and CV (1)	1,087	(1,009)	1,978	(1,885)
Equity value of the company (10% movement)	OPM and CV (1)	(3,093)	3,092	(5,115)	5,103

(1)	The indicated sensitivities as of December 31, 2021, reflect the effects from the PWERM and OPM, but not the CV method. However, the indicated sensitivities as of December 31, 2020, include the effects from the CV method as it used at the time.

The combined fair value gain on the ordinary and preferred shares was recognized as fair value gain on investments in the Statement of Operations, while the carrying amount of the investments was recognized as assets held for sale in the Statement of Financial Position. In 2020, the carrying amount of the ordinary and preferred shares was recognized as investments in associates and joint ventures.

The table below provides a reconciliation of the carrying amount of Opera’s investment in OPay.

	Year ended December 31,
[US$ thousands]	2020	2021
Carrying amount as of January 1	43,096	45,220
Share of net income (loss)	(876)	(214)
Change in fair value of preferred shares	3,000	29,415
Change in fair value of ordinary shares	-	29,094
Disposal	-	(18,915)
Carrying amount as of December 31	45,220	84,600

Star X

Star Group Interactive Inc. (“Star X", formerly known as "StarMaker”), was classified as an associate of Opera. Star X is a technology-driven company focused on audio-centric social networking. It provides users with various audio/audio-visual contents, virtual chat rooms, live streaming, and diverse social networking experiences, supported by the rich audio contents and state-of-the-art technologies. Star X is popular in emerging markets like Southeast Asia, Middle East, and is also seeing solid growth in developed markets.

Opera held preferred shares in Star X representing a 19.35% ownership interest. The preferred shares provide certain rights and benefits over ordinary shares, as outlined in Note 2. The preferred shares are debt instruments and were therefore measured at fair value through profit or loss. The classification of Star X as held for sale as of the end of 2021 did not impact the basis of measurement for the preferred shares.

Fair value of the preferred shares as of year-end 2021 was measured based on the amount received in 2022 when Opera completed the sale of the shares, as disclosed in Note 19. While the shares were sold to a related party, management of Opera determined that the observed price reflected the best estimate of fair value as of year-end 2021. In reaching this conclusion, management assessed both internal factors at Star X and factors related to the markets in which Star X operates. The observed transaction price was US$83.5 million, resulting in Opera recognizing a fair value gain of US$28.5 million, which was presented as part of fair value gain on investments in the Statement of Operations.

In 2020, the fair value of the preferred shares was estimated based on a combination of the PWERM, OPM and CV methods, as described above. Under all three methods, a discount for lack of marketability (“DLOM”) in the range of 30-40% was applied to reflect that the shares in Star X are illiquid. The option pricing model and the current value method build on an estimate of the fair value of the equity in Star X, which was estimated to be US$350 million as of December 31, 2020. The estimated fair value of equity was primarily based on the price in an observed transaction. Management at Opera determined that the mid-points of the averages of estimated ranges of fair values reflected the best estimate of the price that would be received in orderly transactions if the preferred shares were sold as of year-end 2020. Consequently, the preferred shares in Star X were measured at US$55.0 million as of December 31, 2020, which resulted in a gain in 2020 of US$21.0 million. Until the shares in Star X were classified as held for sale, their carrying amount formed part of the net investment in Star X and was presented as part of investments in associates and joint ventures in the Statement of Financial Position.

Because the fair value measurement incorporated significant unobservable inputs, it was classified as a level 3 measurement in the fair value hierarchy. The preferred shares in Star X were acquired in 2018 for US$30.0 million.

nHorizon

nHorizon, in which Opera has a 29.09% ownership interest, is a joint venture with Telling Telecom. nHorizon operates an Opera browser in China with monetization partners, including Baidu, Sogou and others. nHorizon consists of nHorizon Innovation (Beijing) Software Limited and nHorizon Infinite (Beijing) Software Limited (collectively, “nHorizon”).

The table below specifies Opera’s share of net income (loss) and the carrying amount of the investment in nHorizon.

	Year ended December 31,
[US$ thousands]	2019	2020	2021
Opera's share in %	29.09%	29.09%	29.09%
Opera's share of net income (loss)	518	(535)	(458)
Opera's share in equity	886	391	(120)
Equity method adjustments	77	72	126
Carrying amount as of December 31	963	463	6
Reconciliation of carrying amount:
Carrying amount as of January 1	443	963	463
Foreign exchange adjustments	3	35	1
Share of net income (loss)	518	(535)	(458)
Carrying amount as of December 31	963	463	6

Fjord Bank

Fjord Bank is a full-digital consumer finance bank that was founded in March 2017. In December 2019, it was granted a specialized bank license by the European Central Bank. Fjord Bank’s head office is in Vilnius, Lithuania.

In January 2021, Opera completed the acquisition of 3,252,300 shares in AB Fjord Bank (“Fjord Bank”) for US$0.9 million. At that time, Opera held 9.9% of the shares outstanding, but later in 2021, Opera’s ownership interest was diluted to 6.09% following a capital increase in which Opera did not participate. Fjord Bank was initially classified as an associate due to Opera having meaningful representation on Fjord Bank’s supervisory board, but subsequently in 2021, Opera ceased to have such representation, which resulted in Opera losing significant influence over Fjord Bank. While Fjord Bank was classified as an associate for part of 2021, the equity method was not applied because its impact would be immaterial to Opera’s consolidated financial statements. Instead, the ordinary shares were measured at fair value through profit or loss throughout 2021.

As of year-end 2021, the fair value of the shares in Fjord Bank was estimated to be US$0.9 million, i.e., the same amount as the acquisition cost. The fair value was estimated based on the price of ordinary shares issued to investors in the company in 2021. Because the fair value measurement incorporated significant unobservable inputs, it was classified as a level 3 measurement in the fair value hierarchy. The carrying amount of the shares is recognized as part of non-current financial assets in the Statement of Financial Position.

Powerbets

Powerbets Holdings Limited (“Powerbets”) was a joint venture in which Opera held 50.1% of the shares until December 2020, at which point in time Opera disposed of its entire investment. The disposal resulted in a gain in 2020 of US$2.1 million, which was recognized as other operating income in the Statement of Operations. In 2020, Opera recognized US$10.5 million in credit loss expense related to trade receivables and long-term loans provided to Powerbets in the period from 2017 until 2020. The credit loss expense was recognized as credit loss expense related to divested joint venture in the Statement of Operations. See Note 13 for additional information on the credit loss expense.

Note 13.	Trade Receivables, Other Current Receivables, and Prepayments

Trade Receivables

The table below specifies items of trade receivables.

	As of December 31,
[US$ thousands]	2020	2021
Trade receivables due from third-party customers	34,927	44,510
Trade receivables due from associates and joint ventures (Note 20)	893	734
Trade receivables due from other related parties (Note 20)	632	1,417
Total gross trade receivables	36,452	46,661
Allowance for expected credit losses	(7,643)	(2,796)
Trade receivables net of loss allowance	28,809	43,864

For trade receivables, Opera recognizes a loss allowance based on lifetime expected credit losses as of each reporting date. Opera makes specific loss provisions at the level of individual invoices where information exists that management can utilize in its determination of credit risk. For trade receivables where no specific risk information is identified, Opera uses a provision matrix that is based on the nature of the receivable, geographic location of its invoicing and the age of the invoice relative to its due date, reflecting the historical credit loss experience and adjusting for forward-looking factors specific to the debtors and the economic environment. On that basis, the loss allowance was determined as follows:

		Past due
[US$ thousands] As of December 31, 2020	Current (not past due)	<30 days	30-60 days	61-90 days	>91 days	Total
Weighted-average expected credit loss rate	0.4%	2.8%	1.2%	16.2%	82.4%	21.0%
Gross carrying amount	25,403	1,466	372	140	9,074	36,452
Loss allowance as of December 31, 2020	98	41	5	23	7,477	7,643

		Past due
[US$ thousands] As of December 31, 2021	Current (not past due)	<30 days	30-60 days	61-90 days	>91 days	Total
Weighted-average expected credit loss rate	0.4%	1.8%	2.5%	3.2%	50.3%	6.0%
Gross carrying amount	35,717	3,666	1,483	758	5,036	46,661
Loss allowance as of December 31, 2021	135	67	37	24	2,533	2,796

The reduction in the weighted-average expected loss rates for periods greater than 60 days from 2020 to 2021 was predominantly due to receivables that had been impaired but not written off as of year-end 2020.

The loss allowance for trade receivables as of year-end reconciles to the opening loss allowance as follows.

	As of December 31,
[US$ thousands]	2020	2021
Loss allowance as of period start	1,446	7,643
Loss allowance related to trade receivables due from a former joint venture	6,579	(6,579)
Other changes in the period	(382)	1,732
Loss allowance as of period end	7,643	2,796

Trade receivables are written off where there is no reasonable expectation of recovery. Indicators that there is no reasonable expectation of recovery include, amongst others, the failure of a debtor to engage in a repayment plan, and a failure to make contractual payments for a period of greater than 180 days past due. For each customer, management makes individual assessments with respect to the timing and amount of write-off. In 2021, management determined that there was no reasonable expectation that a former joint venture would repay the amount due to Opera. Consequently, in 2021, Opera wrote off US$6.6 million of trade receivables and US$3.9 million in other receivables due from the former joint venture. The receivables that were written off could still be subject to enforcement activities in order to comply with Opera’s procedures for recovery of amounts due.

See Note 17 for details regarding Opera’s procedures on managing credit risk.

Other Current Receivables and Prepayments

The table below specifies the items of other receivables and prepayments.

	As of December 31,
[US$ thousands]	2020	2021
Other current receivables:
Value added tax	1,218	1,525
Receivable due from OPay	5,000	-
Unsettled trades (Note 14)	856	15,462
Other	4,600	1,551
Total other current receivables	11,674	18,538

Prepayments:
Prepaid equipment	-	1,073
Prepaid corporate income taxes	2,448	4,485
Other prepaid expenses	6,613	3,635
Total prepayments	9,061	9,192

In 2020 and 2021, Opera prepaid corporate income taxes based on preliminary estimates for taxable profits for the years. The difference between the prepayments made and the tax charges on the profits for the years were recognized as prepayments.

Note 14.	Financial Assets and Liabilities

Opera held the following financial assets and liabilities.

	As of December 31,
[US$ thousands]	2020	2021
Financial assets at amortized cost:
Non-current receivables (1)	1,490	1,980
Trade receivables (Note 13)	28,809	43,864
Other current receivables (Note 13)	11,674	18,538
Total financial assets at amortized cost	41,973	64,382
Financial assets at fair value through profit or loss:
Unlisted preferred and ordinary shares (Note 12) (2)	104,000	168,965
Listed equity securities (3)	-	78,135
Total financial assets at fair value through profit or loss	104,000	247,100
Total financial assets	145,973	311,482

Financial liabilities at amortized cost:
Lease liabilities and other loans (Note 15)	8,972	13,508
Trade and other payables (Note 16)	25,454	38,753
Other financial liabilities	13,107	19,148
Total financial liabilities at amortized cost	47,533	71,409
Financial liabilities at fair value through profit or loss:
Equity derivatives (3)	744	-
Total financial liabilities at fair value through profit or loss	744	-
Total financial liabilities	48,277	71,409

(1)	Non-current receivables are presented as part of non-current financial assets in the Statement of Financial Position.
(2)	In 2021, Opera held investments in preferred and ordinary shares in OPay, preferred shares in Star X, and ordinary shares in Fjord Bank, all of which are unlisted and measured at fair value through profit or loss. In the Statement of Financial Position as of year-end 2021, the carrying amount of the shares in OPay and Star X were presented as part of assets held for sale, while the investment in Fjord Bank was presented as part of non-current financial assets. In 2020, OPay and Star X were classified as associates and the carrying amounts of the investments were presented as part of investments in associates and joint ventures. Changes in the fair value of unlisted equity investment are presented as fair value gain on investments in the Statement of Operations. See Note 12 for more information.
(3)	In the Statement of Financial Position, investments in listed equity securities are presented as marketable securities while equity derivative liabilities are presented as other current liabilities, as specified in Note 16.

Opera’s exposure to various risks associated with the financial instruments is discussed in Note 17.

Financial Assets and Liabilities Held for Trading

Opera has invested in a portfolio of marketable securities under an investment program, as discussed in the section for capital management in Note 3. During 2021, the portfolio comprised investments in listed equity securities, listed equity securities sold short and written call options on listed equity securities (equity derivatives). All financial assets and liabilities that are part of the portfolio are held for trading and measured at fair value through profit or loss. While Opera entered into short positions in listed equity securities and written call options on listed equity securities during 2021, all such positions were extinguished prior to year-end. Receivables and payables due from and to brokers for unsettled sales and purchases of listed equity securities are recognized as other current receivables and other current payables, respectively. As of December 31, 2021, Opera had drawn US$7.5 million under a credit facility with a broker for the purpose of investing in listed equity securities. The loan was recognized as part of current lease liabilities and other loans. The table below specifies the gains and losses from the portfolio of financial assets and liabilities held for trading.

	Year ended December 31,
[US$ thousands]	2019	2020	2021
Listed equity securities:
Realized net gain (loss)	6,278	12,910	(11,201)
Change in unrealized net gain (loss)	2,564	-	(11,696)
Listed equity securities sold short:
Realized net gain (loss)	(365)	-	17,123
Change in unrealized net gain (loss)	-	-	-
Equity derivatives:
Realized net gain (loss)	-	10	830
Change in unrealized net gain (loss)	-	113	-
Net gain (loss) on investment portfolio held for trading	8,477	13,033	(4,944)

The net loss in 2021 from the investment portfolio was recognized in the Statement of Operations as finance expense, while the net gains in 2019 and 2020 were recognized as finance income.

Fair Value of Financial Instruments

The fair values of cash and cash equivalents, trade and other current receivables, trade payables and other current liabilities approximate their carrying amounts largely due to the relatively short-term maturities of these instruments. For lease liabilities and other loans, the difference between the carrying amount and fair value is not material.

Fair values of listed equity securities were determined by reference to published price quotations in active markets. As such, the fair value measurement of marketable securities held as of December 31, 2021, was classified as a level 1 measurement in the fair value hierarchy. In 2020, when Opera held equity-related derivative liabilities, their fair values were also determined by reference to published price quotations in active markets.

For information on the fair value measurements of ordinary and preferred shares in OPay, preferred shares in Star X and ordinary shares in Fjord Bank, see Note 12.

Note 15.	Lease Liabilities and Other Loans

Total lease liabilities and other loans, non-current and current, are summarized below.

	As of December 31,
[US$ thousands]	2020	2021
Non-current lease liabilities and other loans:
Lease liabilities	3,094	1,925
Interest-bearing loans	490	155
Total non-current lease liabilities and other loans	3,584	2,081
Current lease liabilities and other loans:
Lease liabilities	4,706	3,449
Interest-bearing loans	311	7,784
Other loans	371	194
Total current lease liabilities and other loans	5,389	11,427
Total lease liabilities and other loans	8,972	13,508

As of December 31, 2020, and 2021, Opera had one interest-bearing loan outstanding related to vendor financing of hosting infrastructure. That loan is repayable in equated monthly installments over 60 months, ending in June 2023. The total amount of the loan due in 2022 is presented as a current liability in the Statement of Financial Position as of December 31, 2021. The effective annual interest rate on the loan is 3.83%.

As of December 31, 2021, Opera had drawn US$7.5 million under a credit facility with a broker, as disclosed in Notes 3 and 14. The loan was recognized as part of current lease liabilities and other loans in the Statement of Financial Position and is included as part of current interest-bearing loans in the table above.

See Note 17 for a maturity analysis of the financial liabilities.

Leases

Opera is the lessee for leases of property, data centers, servers and other equipment used in its operations.

The Statement of Financial Position has the following amounts relating to leases.

	As of December 31,
[US$ thousands]	2020	2021
Right-of-use assets:
Office properties (Note 10)	4,974	4,171
Equipment (Note 10)	2,335	1,070
Total right-of-use assets	7,309	5,241
Lease liabilities:
Non-current	3,094	1,925
Current	4,706	3,449
Total lease liabilities	7,800	5,374

Additions to and remeasurements of the right-of-use assets during 2021 totaled US$2.7 million (2020: US$1.1 million).

The Statement of Operations has the following amounts relating to leases.

	Year ended December 31,
[US$ thousands]	2020	2021
Depreciation expense of right-of-use assets classified as property	2,221	2,407
Depreciation expense of right-of-use assets classified as equipment	2,529	2,347
Interest expense (included in finance expense)	397	266
Expense relating to short-term leases (included in other operating expenses)	3,201	2,104
Foreign exchange loss	140	277
Total lease-related expenses	8,489	7,400

The total cash outflow for leases in 2021 was US$7.5 million (2020: US$7.6 million, and 2019: US$5.3 million).

Lease contracts are typically made for fixed periods of 6 months up to 6 years but may have extension options as described below. Contracts may contain both lease and non-lease components, which are accounted for separately. Opera allocates the consideration in the contract to the lease and non-lease components based on their relative stand-alone prices. Lease terms are negotiated on an individual basis and are for a wide range of different terms and conditions. Some lease agreements required that Opera provide cash deposits as security for lease payments. Leased assets may not be used as security for borrowing purposes.

To determine the incremental borrowing rate, which was the basis on which lease payments were discounted, management used the rate in recent third-party financing obtained by the individual lessee and made adjustments to that rate to reflect changes in financing conditions subsequent to when the third-party financing was obtained. In situations where the individual lessee had not obtained third-party financing recently, management used a build-up approach that started with a risk-free interest rate, and which was adjusted for estimated credit risk for the specific lease held by Opera. In all instances, the basis for the discount rate was adjusted for factors specific to the lease, such as term, geographic location, currency and collateral.

Extension and Termination Options

Extension and termination options are included in a number of property and equipment leases. These are used to maximize operational flexibility in terms of managing the assets used in Opera’s operations. The majority of extension and termination options held are exercisable only by Opera and not by the respective lessor.

Guarantee

A guarantee has been made by Opera in favor of Dell Bank International d.a.c. ("Dell") as a security for all present and future lease liabilities of Opera (as the lessee) to Dell. This guarantee is limited to a principal amount of NOK 100.0 million, equal to US$11.4 million as of year-end 2021, with the addition of any interests, costs and/or expenses accruing on the liabilities and/or as a result of Opera’s non-fulfilment of the liabilities. The guarantee is valid until January 17, 2027.

Changes in Liabilities Arising From Financing Activities

The table below specifies changes in liabilities arising from financing activities.

[US$ thousands]	Non-current lease liabilities	Non-current interest- bearing loans	Current lease liabilities	Current interest- bearing loans	Other current loans	Total
As of January 1, 2020	7,378	736	4,625	43,369	867	56,975
Net cash flows	(3,782)	(246)	(420)	(43,058)	-	(47,506)
New and modified leases	236	-	864	-	-	1,100
Other changes (1)	(738)	-	(362)	-	(496)	(1,596)
Balance as of December 31, 2020	3,094	490	4,707	311	371	8,973
Net cash flows	(1,836)	(33)	(3,283)	(311)	(154)	(5,617)
Change in credit facility	-	-	-	7,483	-	7,483
New and modified leases	667	-	2,025	-	-	2,692
Other changes (1)	-	(301)	-	301	(23)	(23)
Balance as of December 31, 2021	1,925	155	3,449	7,784	194	13,508

(1)	"Other changes" includes the effect of reclassification of the non-current portion of liabilities to current due to the passage of time and the effect of accrued but not yet paid interest on interest-bearing loans and borrowings, including lease liabilities.

Note 16.	Trade and Other Payables, and Other Current Liabilities

The table below specifies the items of trade and other payables, and other current liabilities.

	As of December 31,
[US$ thousands]	2020	2021
Trade and other payables:
Trade payables due to third party suppliers	20,181	32,506
Trade and other payables due to related parties (Note 20)	2,268	1,505
Employee withholding tax	1,044	1,737
Value added tax	1,162	1,648
Payroll tax (1)	799	982
Total trade and other payables	25,454	38,378

Other current liabilities:
Accrued personnel expenses	11,985	11,793
Equity derivative liabilities (Note 14)	744	-
Unsettled trades (Note 14)	-	6,931
Other current liabilities	310	401
Total other current liabilities	13,040	19,125

(1)	Includes accruals for social security costs related to share-based remuneration.

For a schedule of maturities for trade and other payables, and other current liabilities, see Note 17.

Note 17.	Financial Risk Management

Overview

The financial assets and liabilities held by Opera create exposure to market risk, liquidity risk and credit risk. The management team seeks to minimize potential adverse effects of these risks through sound business practices and risk management. The board of directors, together with senior management, is involved in the risk assessment process. Opera has not utilized derivatives for hedging purposes.

Market Risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Opera is exposed to three types of market risk: interest rate risk, foreign currency risk and price risk. Financial instruments affected by market risk include loans and borrowings, trade receivables, trade payables and investments in preferred shares and equity instruments.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Opera’s exposure to interest risk is limited because financial liabilities have fixed interest rates and future interest payments on these will thus not fluctuate. Opera expects to settle all financial liabilities at maturity, meaning changes in market interest rates will only impact their fair value temporarily. Financial assets are not interest-bearing, except for deposits with banks and financial institutions.

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. Opera is exposed to transactional foreign currency risk to the extent that there is a mismatch between the currencies in which sales, purchases, receivables, and payables are denominated and the respective functional currencies of Group companies. Most of the revenue is denominated in U.S. dollars and Euro, while operating expenses are incurred in a wider specter of currencies, including the Norwegian krone, Chinese renminbi, Polish zloty, Swedish krona, British pound, Kenyan shilling, Nigerian naira, and the Euro. The functional currencies of entities in the Group are primarily the U.S. dollars, Euro, and the Chinese renminbi. Management is closely monitoring Opera’s exposure to foreign currency risk and seeks to minimize its exposure to such risk. Opera’s exposure to foreign currency risk related to cash is limited.

In addition to transactional foreign currency risk, Opera is exposed to foreign currency translation risk arising from financial and non-financial items held by subsidiaries with functional currencies that are different from U.S. dollars, which is the presentation currency for the consolidated financial statements.

Price Risk

As of year-end, Opera was exposed to equity price risk from its investments in listed equity securities. During 2021, Opera was also exposed to equity price risk from short positions in listed equity securities and written call options, all of which were extinguished prior to year-end. These investments in listed equity securities, short positions in listed equity securities and written call options were all held and managed as part of a single investment portfolio in accordance with Opera’s investment program, as disclosed in the section for capital management in Note 3. The board of directors of the Company has set certain requirements for diversification and limits on investments, both in nominal and relative terms, including a limit on total capital to fund the investment portfolio of US$70 million. Opera has engaged Kunlun Group Limited, a related party, to be the manager of the investment program, while Opera’s chairman and CEO is maintaining oversight. Kunlun Group Limited manages the capital subject to set requirements for performance monitoring, risk tolerance, investment strategies and diversification, extending the requirements and limits set by the board of directors of the Company. Reports on the investment portfolio are submitted to Opera’s senior management on a regular basis.

During 2021, the investment portfolio comprised investments, short positions and written call options in shares listed on stock exchanges in mainland China, Hong Kong, and the United States. Most positions were in companies in the technology, semiconductor, and automotive industries. See Note 14 for information on the financial performance of the investment portfolio and the carrying amount of the marketable securities held as of year-end.

Opera was also exposed to price risk from its investments in ordinary and preferred shares in OPay, preferred shares in Star X, and ordinary shares in Fjord Bank, all of which are unlisted and measured at fair value through profit or loss. The nature of the investments and the underlying businesses entail uncertainties about the future values of the shares. This price risk is monitored by Opera’s senior management on a regular basis by reviewing the financial performance and position of the investees, and their forecasts for future performance. Note 12 contains additional details on the fair values of these shares, including sensitivity analysis. The price risk related to the shares in Star X was extinguished after the end of the reporting period following the sale of the shares, as disclosed in Note 19.

Liquidity Risk

Liquidity risk is the risk that Opera will encounter difficulty in meeting its obligations associated with financial liabilities that are settled by delivering cash or another financial asset.

In accordance with the Opera’s investment program, as discussed above and in Note 3, Opera may enter into short positions in listed equity securities and equity derivatives. While Opera did enter into short positions during 2021, which created exposure to liquidity risk at the time, all such positions were extinguished prior to year-end. The liquidity risk from these types of financial liabilities was managed in accordance with instructions adopted by the board of directors and the related investment guidelines, which include monetary thresholds for exposure from individual positions and the total exposure from the investment portfolio.

As of year-end 2021, Opera's liquidity risk was limited given its significant cash position and low debt-to-equity ratio. The senior management of Opera is monitoring the exposure to liquidity risk.

The following are the remaining contractual maturities of financial liabilities at the reporting date. The amounts are gross and undiscounted and include contractual interest payments.

	As of December 31, 2020
[US$ thousands]	Less than 12 months	1 to 3 years	Over 3 years	Total
Non-current:
Lease liabilities (Note 15)	-	3,224	-	3,224
Interest-bearing loans, including interest (Note 15)	-	505	-	505
Other non-current liabilities	-	-	68	68
Current:
Trade and other payables (Note 16)	25,454	-	-	25,454
Lease liabilities (Note 15)	4,914	-	-	4,914
Interest-bearing loans, including interest (Note 15)	337	-	-	337
Other current liabilities (Note 16)	13,040	-	-	13,040
Total financial liabilities, including interest	43,744	3,729	68	47,541

	As of December 31, 2021
[US$ thousands]	Less than 12 months	1 to 3 years	Over 3 years	Total
Non-current:
Lease liabilities (Note 15)	-	1,944	-	1,944
Interest-bearing loans, including interest (Note 15)	-	160	-	160
Other non-current liabilities	-	-	23	23
Current:	-	-	-
Trade and other payables (Note 16)	38,753	-	-	38,753
Lease liabilities (Note 15)	3,482	-	-	3,482
Interest-bearing loans, including interest (Note 15)	7,793	-	-	7,793
Other current liabilities (Note 16)	19,125	-	-	19,125
Total financial liabilities, including interest	69,153	2,104	23	71,280

Credit Risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss for Opera. Opera’s exposure to credit risk primarily arises from deposits of cash with banks and financial institutions, from outstanding trade receivables due from customers, and from investments in preferred shares in OPay and Star X.

Credit risk is managed on a group basis. Deposits of cash are only made with banks and financial institutions that are considered solvent, resulting in management considering its exposure to credit risk for cash being low. For trade receivables due from customers, the exposure to credit risk is limited by Opera having established maximum payment periods in the range of 30 to 90 days after invoices being issued. Management is continuously monitoring the exposure to credit risk from outstanding trade receivables and is managing this risk as part of the management of business risk.

The exposure to credit risk from the investments in preferred shares in OPay and Star X arose from the redemption rights granted to Opera and other holders of preferred shares. The redemption rights entail that if certain defined events occur, such as the failure to complete an IPO within a certain period or material breaches of contractual obligations, Opera (and other investors) can demand repayment of the invested amount plus a return on that investment at a simple annual interest rate of 8%. Holders of preferred shares in OPay and Star X will incur credit losses if the companies are unable to honor their potential future redemption obligation. Opera’s management assessed this specific contingent credit risk to be low based the financial position of the companies. The preferred shares are monitored for credit deterioration. After the end of the reporting period, Opera sold its preferred shares in Star X, as disclosed in Note 19, thereby extinguishing the related credit risk.

See Note 13 for additional details on trade and other receivables, including maturity analysis and information on the provision for expected credit losses, and Note 12 for details on the investments in preferred shares.

Note 18.	Related Parties

Set out in the table below are the related parties with which Opera has had transactions in the periods included in these consolidated financial statements.

Reference	Companies	Nature of related party relationship
Beijing OFY	● Beijing OFY Co., Ltd.	Key management personnel.
Kunlun Tech

● Kunlun Tech Co., Ltd. (parent)
● Beijing Lexiang Ark Games Network Technology Co., Ltd. (formerly Beijing Kunlun Lexiang Network Technology Co., Ltd.)
● Beijing Xianlaihuyu Network Tech Co., Ltd.
● Kunlun Global International Sdn. Bhd.
● Kunlun Group Limited
● Beijing Online Ark Games Technology Co., Ltd. (formerly Beijing Kunlun Online Network Tech Co., Ltd.)
● Beijing Xianlai Mutual Entertainment Network Technology Co., Ltd.
● Xinyu Kunnuo Investment Management Co., Ltd.

Key management personnel and effective from 2021, Kunlun Tech Co. Ltd. is the ultimate parent of Opera as it holds more than 50% of the shares in Opera Limited.
Mobimagic Digital Tech	● Mobimagic Digital Tech. Ltd.	Key management personnel.
Nanobank	● NanoCred Cayman Co., Ltd. (formerly Mobimagic Cayman Co. Ltd.) ● Hong Kong Fintango Ltd. ● Puto Novi Financing Corporation	Key management personnel and effective from August 2020, an associate of Opera.
nHorizon	● nHorizon Innovation (Beijing) Software Ltd. ● nHorizon Infinite (Beijing) Software Ltd.	Joint venture of Opera.
OPay	● OPay Digital Services Ltd. ● Opay Digital Services Limited (formerly Paycom Nigeria Limited)	Key management personnel and an associate of Opera until mid-2021.
Powerbets	● Powerbets Holdings Ltd.	Joint venture of Opera until year-end 2020.
Star X	● Star Group Interactive Inc.	Associate of Opera and effective from 2021, a subsidiary of Kunlun Tech.
Wisdom Connection III Holding	● Wisdom Connection III Holding Inc.	Entity controlled by former director of Opera and member of key management personnel of Opera's parent.

At the time of the transactions disclosed in this note, Opera’s chairman and CEO had control or significant influence over Beijing OFY, Kunlun Tech, Mobimagic Digital Tech, Nanobank, OPay, and Star X.

For disclosure purposes, transactions and balances with related parties are aggregated to the consolidated level of the related party.

Transactions with Related Parties

Sales to related parties in 2021 were for the provision of engineering services to Beijing OFY, which was recognized as revenue categorized as technology licensing and other revenue.

Kunlun Tech provides investment management services to Opera under an investment and management agreement, as disclosed in the section for capital management in Note 3. In exchange for the services provided, Opera is obligated to pay an investment management fee, which is subject to the discretion of Opera’s chairman and CEO but limited to 8% of the net gain from the investment activity, less trading-related expenses. In 2021, the investment management fee was US$0 (2020: US$0.5 million).

Opera also acquired certain other services from Kunlun Tech, including a lease of office property in Beijing, China, and engineering services. Certain costs that Opera incurs due to being a subsidiary of Kunlun Tech are reimbursed by Kunlun Tech to Opera.

Opera has a commercial advertising services agreement with nHorizon, a joint venture, under which nHorizon received 15-30% of the advertising revenue it generated for Opera.

The table below shows transactions with related parties. Transactions with Star X are presented separately due to Star X being an associate of Opera in addition to being a subsidiary of Kunlun Tech.

	Year ended December 31,
[US$ thousands]	2019	2020	2021
Sales of goods and services:
Beijing OFY	-	543	1,069
Kunlun Tech	15	-	-
Mobimagic Digital Tech	-	496	-
Nanobank	303	693	-
nHorizon	146	133	456
OPay	24,121	13,819
Powerbets	2,210	-	-
Star X	150	-	-
Purchases of goods and services:
Kunlun Tech	(2,254)	(2,367)	(2,207)
Mobimagic Digital Tech	(26,267)	(9,719)	-
Nanobank	(25,923)	(23,007)	-
nHorizon	(193)	-	-
Other transactions:
OPay:
- Investment in preferred shares	7,131	-	-
Wisdom Connection III Holding:
- Sale of shares in OPay	500	-	-
Nanobank:
- Contribution of subsidiaries and receivables (Note 12)	-	264,936	-

See Note 5 for details on compensation for key management personnel of Opera.

Balances with Related Parties

Outstanding balances with related parties include trade receivables and payables related to the transactions disclosed above. Outstanding balances also include a receivable due from Wisdom Connection III Holding Inc. from a sale of shares in OPay in 2019. The table below specifies outstanding balances as of year-end.

	As of December 31, 2020		As of December 31, 2021
[US$ thousands]	Receivables	Payables	Receivables	Payables
Beijing OFY	51	-	46	-
Kunlun Tech	582	(1,546)	781	(794)
Mobimagic Digital Tech	3,848	-	-	-
Nanocred Cayman	138	-	-	-
nHorizon	278	(556)	734	(571)
OPay	5,615	(166)	589	(140)
Wisdom Connection III Holding	500	-	500	-
Total	11,012	(2,268)	2,650	(1,505)

As of December 31, 2021, Opera had recognized loss provisions for receivables due from related parties of US$40 thousand ( December 31, 2020: US$83 thousand).

Note 19.	Events After the Reporting Period

On January 20, 2022, Opera announced that its board of directors approved a share repurchase program, which authorized the Company’s management to execute the repurchase of up to US$50 million of its American Depositary Shares by March 31, 2024, in any form that management may deem fit. The Company’s management launched the repurchase program in February 2022 and as of March 31, 2022, a total of 569,352 ADSs had been repurchased for US$3.0 million. Additional repurchases will be made from time to time in an opportunistic manner and depending on market conditions.

Subsequent to February 17, 2022, the fourth exercise period of Opera’s equity program took place, including RSUs that had vested on January 1, 2022. A total of 778,750 RSUs were exchanged for an equivalent number of ADSs in Opera Limited.

On February 24, 2022, Russia initiated a military invasion of Ukraine, resulting in geopolitical uncertainty and volatility. Opera's management is closely monitoring the situation, and its priority has been to support Opera's employees who are directly or indirectly impacted, as well as supporting initiatives to provide humanitarian aid. The military invasion has led to the imposition of export controls, control on distribution of online content and other broad financial and economic sanctions against Russia, which may have far-reaching effects on the global economy. Potential effects of the war for Opera include inability to provide products and services to customers in countries affected by the war, reduced advertiser demand affecting search and advertising revenue, increased compliance costs and business limitations from export controls or economic sanctions, as well as broader impacts from fluctuations in exchange rates. As of the date these consolidated financial statements are authorized for issue, the financial effect of the war for Opera cannot be reliably estimated.

On March 22, 2022, Opera sold its 42.35% ownership interest in Nanobank for a fixed consideration of US$127.1 million in cash, payable in eight equal installments over the next two years. The present value of the consideration was estimated to be US$120.3 million based on a discount rate of 5.0%. Because the present value of the consideration was the best estimate of fair value for Opera's shares in Nanobank as of year-end 2021, as discussed in Note 2, the disposal did not result in any incremental gain or loss at the time of the transaction. Earlier in 2022, The Reserve Bank of India (“RBI”), a regulator of P. C. Financial Services Private Limited (“PCFS”), the subsidiary of Nanobank that provided microlending services in India, canceled PCFS' license as a Systemically Important Non-Deposit taking, Non-Banking Financial Company. The cancellation of PCFS' license resulted in the company no longer being legally able to provide microlending services in India. However, PCFS halted its operations in India already in 2021 after a government body seized most of its cash and cash equivalents, and the canceling of PCFS’ license was anticipated as of December 31, 2021.

On April 21, 2022, Opera sold its 19.35% ownership interest in Star X to Kunlun Tech, the parent of both Opera and Star X, for a fixed consideration of US$83.5 million in cash. Within ten business days of the sale, an initial US$28.4 million installment is due, with the remaining consideration to be paid in two equal installments by December 31st of 2023 and 2024, with no contingencies. Kunlun Tech will pay a simple annual interest of 3.5% on the deferred payments. The transaction price of US$83.5 million was determined to be the best estimate of the fair value of the preferred shares in Star X as of year-end 2021, as discussed in Notes 2 and 12, and consequently the disposal in 2022 did not result in any incremental gain or loss at the time of the transaction.