Form 20-F/A
period 2021-12-31
Opera Ltd
filed 2022-06-28
CIK 1737450

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
For the transition period from _____ to _____.

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

Yes ☐          No ☒

EXPLANATORY NOTE

This amendment on Form 20-F/A (the “Amendment No. 1”) is being filed by Opera Limited (the “Company,” “we,” “our,” or “us”) to amend our annual report on Form 20-F for the fiscal year ended December 31, 2021, originally filed with the U.S. Securities and Exchange Commission ("SEC") on April 26, 2022 (the “Original Filing”). The purposes of this Amendment No. 1 are to:

●

reflect the amendment of the Company's consolidated financial statements as of and for the fiscal year ended December 31, 2021, including the notes thereto (the “Amended Financial Statements”), which are hereby reissued and refiled to include summarized financial information of a former equity-accounted investee, namely NanoCred Cayman Company Limited (“Nanobank”) in Note 12 to the Amended Financial Statements. The Amended Financial Statements also reflect an adjustment of our share of net loss of Nanobank for the fiscal year of 2021 as a consequence of adjustments that Nanobank made to its financial statements for 2021 subsequent to the Original Filing. The increase in our share of net loss resulted in an equal reduction in the amount of impairment of our investment in Nanobank. Consequently, these adjustments did not impact our net loss for 2021. The adjustments impacted the amounts of share of net income (loss) of equity-accounted investees and impairment of equity-accounted investee, as presented and disclosed in the consolidated statements of operations and cash flows, and Notes 2, 4 and 12 to the Amended Financial Statements. Moreover, Note 19 to our Amended Financial Statements reflects updated events of our share repurchase program and share incentive plan occuring after the reporting period. A summary of the amendments to the financial statements is provided in Note 1a to the Amended Financial Statements;

●	amend related disclosures in the Original Filing to reflect the Amended Financial Statements;

●	include the revised Report of Independent Registered Public Accounting Firm KPMG AS (“KPMG”) on the Amended Financial Statements;

●

include currently-dated certifications from the Chief Executive Officer and the Chief Financial Officer, as required by Sections 302 and 906 of the Sarbanes-Oxley Act of 2002, included in this Amendment No. 1 as Exhibits 12.1, 12.2, 13.1 and 13.2;

●	include a currently-dated consent letter from the Company’s independent registered public accounting firm, KPMG, as Exhibit 15.1; and

●	correct certain clerical and typographical errors.

This Form 20-F/A is filed in its entirety. Other disclosures in this Amendment No. 1 are included for the convenience of the reader only and has not been updated from the Original Filing. Therefore, except for the changes expressly described above, this Amendment No. 1 continues to present information as of the date of the Original Filing and does not, and does not purport to, amend, supplement, update or restate any other information or disclosure contained in the Original Filing and does not, and does not purport to, reflect any events that have occurred after the date of the Original Filing. Accordingly, this Amendment No. 1 should be read in conjunction with the Company's reports filed and furnished with the SEC subsequent to the date of the Original Filing. The filing of this Amendment No. 1, and the inclusion of newly executed certifications and consent of the independent registered accounting firm, should not be understood to mean that any other statements or disclosure contained in the Original Filing are true and complete as of any date subsequent to the date of the Original Filing, except as expressly noted above.

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

●	“ADS” refers to an American depositary share in Opera, trading on Nasdaq under the ticker symbol “OPRA”, each of which representing two ordinary shares in Opera Limited;

●	“ARPU” refers to average revenue per user;

●	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, Taiwan and the special administrative regions of Hong Kong and Macau;

●	“EEA” refers to the European Economic Area consisting of the 27 countries of the European Union plus Norway, Liechtenstein and Iceland;

●	“IFRS” refers to International Financial Reporting Standards;

●	“MAUs” or “monthly active users” refers to the average number of active users of any month (within a given period), calculated as of its final day using a 30-day lookback window;

●	“Nasdaq” refers to the Nasdaq Stock Market LLC;

●	“PC” means computers running versions of the operating systems Windows, Linux or MacOS;

●	“shares” or “ordinary shares” refers to our ordinary shares, par value US$0.0001 per share;

●	“SEC” refers to the United States Securities and Exchange Commission;

●	“South Asia” comprises the four distinct markets of India, Pakistan, Bangladesh and Sri Lanka;

●	“Southeast Asia” comprises the six distinct markets of Indonesia, Vietnam, Thailand, the Philippines, Malaysia and Myanmar;

●	“US$,” “U.S. Dollars,” “$” and “dollars” refer to the legal currency of the United States; and

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

Many of our current and potential competitors have significantly greater resources and broader global recognition and occupy better competitive positions in certain markets or on certain platforms than we do. These factors may allow our competitors to respond to new or emerging technologies and changes in market requirements better than we can. Our competitors may also develop products, features or services that are similar to ours or that achieve greater market acceptance. These products, features and services may undertake more far-reaching and successful product development efforts or marketing campaigns, or may adopt more aggressive pricing policies. In addition, our partners may use information that we share with them to develop or work with competitors to develop products or features that compete with us. Certain competitors, including Apple, Facebook, Microsoft, Samsung and Google, could use strong or dominant positions on their respective platforms or in one or more markets to gain competitive advantages against us in areas where we operate, including by:

●	integrating competing features into products they control such as web browsers or mobile device operating systems;

●	making acquisitions for similar or complementary products or services; or

●	impeding Opera’s accessibility and usability by modifying or imposing use restrictions on existing hardware and software on which the Opera application operates or upon which it depends.

As a result, our competitors may acquire and engage users at the expense of our user base or engagement, which may seriously harm our business.

We believe that our ability to compete effectively depends on many factors, many of which are beyond our control, including:

●	the usefulness, novelty, performance and reliability of our products compared to our competitors;

●	the size and demographics of our monthly active users, or MAUs;

●	the timing and market acceptance of our products, including developments and enhancements of our competitors’ products;

●	our ability to monetize our products;

●	the effectiveness of our marketing and distribution teams;

●	our ability to establish and maintain partners’ interest in using Opera;

●	the frequency, relative prominence and type of advertisements displayed on our applications or by our competitors;

●	the effectiveness of our customer service and support efforts;

●	the effectiveness of our marketing activities;

●	changes as a result of legislation, regulatory authorities or litigation, including settlements and consent decrees, some of which may have a disproportionate effect on us;

●	acquisitions or consolidation within the industries in which we operate;

●	our ability to attract, retain and motivate talented employees, particularly engineers and sales personnel;

●	our ability to cost-effectively manage and scale our rapidly growing operations; and

●	our reputation and brand strength relative to our competitors.

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

The macroeconomic impacts on our business continue to evolve and be unpredictable and may continue to adversely affect our business, operations and financial performance. In 2021, revenue generated from customers and monetization partners domiciled in Russia accounted for 6.44% of our revenue, consisting primarily of search revenues from our business partner, Yandex LLC, or Yandex. In the Russian market, Yandex generates advertising revenues primarily in Russian Rubles, and pays us a revenue share converted at prevailing exchange rates to U.S. Dollars. Although our transactions with Yandex are not at present subject to any export control or economic sanction against Russia, there is no assurance that broader sanctions will not be in place in the future, which may adversely affect our relationship with our business partners as well as our revenue growth in Russia. More importantly, examples of potential impacts of the war in Ukraine on our business include changes in our user base or inability to operate our products in affected countries, reduced advertiser demand affecting our search and advertising revenues, increased compliance costs and business limitations from export controls or economic sanctions, as well as broader fluctuations in exchange rates that may directly and indirectly affect our global revenue and costs as presented in U.S. Dollars. As a result of the scale of the ongoing crisis and the speed at which the global community has been impacted, our revenue growth rate and expense as a percentage of our revenues, and our operating results, may fall below expectations in future periods.

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

We have also invested in promising companies. Since 2019, we have invested in OPay, a leading mobile wallet and payment services company that first launched in Nigeria. In July 2020, we invested in Fjord Bank, a European financial services provider. In 2018 and 2020, we acquired minority interests in Star Group Interactive Inc., or Star X (formerly known as StarMaker), and NanoCred Cayman Co. Limited, or Nanobank, respectively, and sold all of our equity interests in these two companies in 2022 prior to the date of this annual report. See “Item 4. Information on the Company — B. Business Overview – Our Investments” and “Item 5. Operating and Financial Review and Prospects —A. Operating Results—Major Factors Affecting Our Results of Operations— Our Ability to Conduct and Manage Strategic Investments and Acquisitions” for further information. Changes to the valuation of these investees may impact our financial results, depending on the way in which we account for our investment. Should the fair value of any of these investments decrease, our financial results will be adversely affected. Moreover, general operational risks, such as inadequate or failing internal control of these investee companies, may also expose our investments to risks.

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

The continuing impacts of COVID-19 are unpredictable and could be significant, and may have an adverse effect on our business, operations and our future financial performance.

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

The future impacts of pandemic on our business, operations and future financial performance could include, but are not limited to:

●

significant decline and/or volatility in advertising and search revenues as advertiser spending is affected by macroeconomic conditions. This decline in such revenues could persist through and beyond a recessionary period. In addition, we may experience a significant and prolonged shift in user behavior such as a shift in interests to less commercial topics;

●	significant decline in other revenues due to a decline or shifts in customer demand;

●

adverse impacts to our financial results, particularly as many of our expenses are less variable in nature and/or may not correlate to changes in revenues, including costs associated with our data centers and facilities as well as employee compensation. As such, we may not be able to decrease them significantly in the short-term, or we may choose not to significantly reduce them in an effort to remain focused on long-term outlook and investment opportunities; and

●

significant decline in our operating cash flows as a result of decreased advertiser spending and deterioration in the credit quality and liquidity of our customers, which could adversely affect our accounts receivable.

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

Conversely, as the COVID-19 pandemic recedes and as quarantine and other similar restrictions are lifted, this too could have unpredictable impacts on our business, operations and future financial performance. We have, for example, in some cases seen positive usage growth for our software applications during the pandemic, which may be attributable in part to COVID-19 related restrictions. Likewise, as described in “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Major Factors Affecting Our Results of Operations—Our Ability to Monetize”, some of our advertising partners have been negatively affected by the pandemic while others have seen growth. Lifting COVID-19 related restrictions, therefore, could involve some of the same unpredictable impacts as described hereinabove.

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

A small number of business partners contribute a significant portion of our revenues. For example, our largest business partner, Google, contributed approximately 51.3% of our revenues in 2021, compared to 46.1% in 2020 and 42.1% in 2019. Although we continue efforts to diversify our partner base, we cannot assure you that a limited number of partners will not continue to contribute a significant portion of our revenues for the near future. Consequently, any of the following events may materially and adversely impact our business, results of operations and growth prospects:

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

We have in the past, and may in the future, face challenges in complying with our financial reporting obligations or Nasdaq’s continued listing requirements in a timely manner due to circumstances beyond our control. To meet our own reporting obligations, we may be dependent on investees to fulfill their reporting obligations to us in a timely fashion. For example, Nanobank, which we divested in March 2022, had been material to our historical consolidated financial statements. We postponed the filing of our annual report on Form 20-F for the year ended December 31, 2020, or the Annual Report for Year 2020, due to the inability of Nanobank to complete its reporting to us in time, and as a result thereof, we had been unable to finalize our consolidated financial statements within the due date. Such delay was primarily due to the impact of COVID-19 on Nanobank in the first half of 2021, whose location in India was particularly impacted, affecting both Nanobank’s staff and its external audit team and resulting in significant delays in completing all the required processes. As a result, on May 18, 2021, we received a letter from the Nasdaq notifying us that as a result of not filing the Annual Report for Year 2020 by the due date, we were not in compliance under Rule 5250(c)(1) of the Nasdaq Stock Market Rules. Although we managed to file the Annual Report for Year 2020 on June 11, 2021, and an amendment to the Annual Report for Year 2020 on June 28, 2021, to include the financial statements and related notes of Nanobank, there is no assurance that such a delay or postponement in finalizing our financial reporting or incompliance with the Nasdaq continued listing requirements will not occur in the future.

If we fail to implement and maintain effective internal control over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud.

As a public company in the United States, we are subject to the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act. Section 404 of the Sarbanes-Oxley Act requires that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F. In connection with the preparation of this annual report, management concluded that our internal control over financial reporting as of December 31, 2021, was not effective due to the presence of certain control deficiencies that in the aggregate represented a material weakness in our internal control over financial reporting. These deficiencies were related to us not maintaining effective internal control over certain accounting transactions. Specifically, we did not perform all controls that were designed and implemented to address the identified risks of misstatements, including sufficiently analyze and assess transactions and complex accounting matters based on the accounting requirements, and prepare and review contemporaneous accounting documentation. While we have hired qualified accounting personnel, there continued to be insufficient capacity to perform all controls in a timely manner, as well as training the hired accounting staff. Although we are in the process of taking remedial measures to fully implement our framework of internal controls, we cannot assure you that the material weakness will be cured in a timely manner. See “Item 15. Controls and Procedures —B. Management’s Annual Report on Internal Control over Financial Reporting.”

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

We have been a public company since 2018. In 2021, Kunlun, a Chinese public company and our largest investor, increased its ownership stake in us beyond 50%, and as a result we became a consolidated subsidiary of the Kunlun group. As a public company, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Act and the listing standards of Nasdaq as applicable to a foreign private issuer, which are different in some material respects from those required for a U.S. public company. Similarly, as a subsidiary of Kunlun, we are additionally subject to certain of the listing rules of the Shenzhen Stock Exchange and Chinese corporate governance standards. We expect that the requirements of these rules and regulations will increase, both in isolation and in combination, elevating our legal, accounting and financial compliance costs, making some activities more difficult, time consuming and costly, and placing additional requirements on our personnel, systems and resources. As a result, or for other reasons, we may experience threatened or actual litigation, including by customers, suppliers, competitors, shareholders or other third parties. If such claims are successful, our business and operating results could be harmed, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and harm our business and operating results.

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

As of the date of this annual report, Kunlun, a Chinese public company traded on the Shenzhen stock exchange, indirectly owns 55.60% of our issued and outstanding ordinary shares. As such, we are a consolidated subsidiary of Kunlun. In addition, Mr. Yahui Zhou, our chairman of the board and chief executive officer, indirectly owns an additional 8.47% of our shares and is also a significant Kunlun shareholder, controlling 27.93% of Kunlun’s voting rights and serving on its board of directors. With his own holdings, as well as those of Kunlun, Mr. Yahui Zhou then may be in a position to effectively control 64.07% of our voting power.

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

We listed our ADSs on the Nasdaq Global Select Market under the symbol “OPRA” on July 27, 2018. One ADS corresponds to two underlying shares in Opera Limited. On August 9, 2018, we completed the initial public offering of 9,600,000 ADSs, and the underwriters exercised their over-allotment option on the same date for the purchase of an additional 334,672 ADSs. We also sold 9,999,998 shares, equivalent to 4,999,999 ADSs, in a concurrent private placement. Our pre-IPO shareholders held 190,250,000 shares, equivalent to 95,125,000 ADSs. Combined, following the IPO, Opera Limited had 220,119,342 shares outstanding, corresponding to 110,059,671 ADSs. On September 24, 2019, we completed a follow-on public offering of an additional 7,500,000 ADSs, and the underwriters later exercised their over-allotment option for the purchase of an additional 1,125,000 ADSs, which was completed on October 16, 2020. As of the date of this annual report, net of separately announced repurchases of our own shares and the exercise of employee equity grants, a total of 230,270,360 shares are outstanding, equivalent to 115,135,180 ADSs.

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

The browser is an increasingly strategic application—often serving as an access point for content, e-commerce, gaming and fintech activities on the internet, and Opera is utilizing this strategic position to launch and scale new offerings.

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

Historically, we owned a 42.35% equity interest in NanoCred Cayman Co. Limited, or Nanobank, and a 19.35% equity interest in Star Group Interactive Inc., or Star X (formerly known as StarMaker). Nanobank was formed in August 2020 by merging Opera’s emerging market fintech business with a similar business of Mobimagic Digital Technology Limited. Nanobank offers microlending and other services in Africa, Latin America, South Asia and Southeast Asia. Star X is a technology-driven company focused on audio-centric social networking, which is popular in emerging markets like Southeast Asia and the Middle East. As of December 31, 2021, our investments in Nanobank and Star X were treated as held for sale pursuant to a divestment plan authorized by the board of directors of the Company. On March 22, 2022, we announced the sale of our entire equity interest in Nanobank to an undisclosed third-party buyer for $127.1 million in cash, payable in eight equal quarterly installments over the next two years, and on April 21, 2022, we announced the sale of our entire equity interest in Star X to Kunlun Tech Limited for US$83.5 million in cash, of which US$28.4 million is due within ten business days after the close of the transaction while the remaining consideration is due in two equal installments by December 31 of 2023 and 2024 with no contingencies.

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

In 2021, organic installs were our most important channel for new user acquisition, representing approximately 73% of our new smartphone users. In parallel, we cooperate with industry partners to promote our products. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.” In 2021, approximately 6% of new smartphone users originated from our paid online promotions.

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

See “Item 3. Key Information —D. Risk Factors—Risks Related to Our Business and Industry—We face intense competition in a number of spaces and industries and if we do not continue to innovate and provide products and services that meet the needs of our users, we may not remain competitive.”

Seasonality

See “Item 3. Key Information —D. Risk Factors— Risks Related to Our Business and Industry—Our results of operations are subject to seasonal fluctuations due to a number of factors.”

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

__________________

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

Our servers are hosted in leased data centers, primarily in the Netherlands, the United States, Nigeria, Kenya, South Africa, Singapore and, from the first quarter of 2022, also in Canada. The data centers in our network are owned and maintained for us by major domestic and international data center providers. We generally enter into leasing and hosting service agreements with renewal terms that range from one to three years.

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

For discussion related to our financial condition, changes in financial condition, and results of operations for 2020 compared to 2019, see “Item 5.A. - Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2020, which was filed with the SEC on June 11, 2021.

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

Net loss was US$44.0 million in 2021, which was inclusive of a US$115.5 million impairment of our investment in Nanobank and US$28.7 million as our share of Nanobank’s net loss for the year, both of which largely a consequence of its halting of operations in India. All other items combined had a positive contribution of US$71.2 million to our 2021 net result, as fair value gains from OPay and Star X of US$116.6 million exceeded other cost items such as depreciation and amortization, share-based remuneration and net finance expenses. Net income was US$179.2 million in 2020, which was inclusive of a profit from discontinued operations of US$141.7 million.

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

The full impact of the COVID-19 pandemic on our business, financial condition, and results of operations will depend on numerous evolving factors that we may not be able to accurately predict and that will vary by market, including the duration and scope of the pandemic, including any resurgences, the impact of the pandemic on economic activity, and actions taken by governments, businesses, and individuals in response. We will continue to actively monitor and respond accordingly to the changing conditions created by the pandemic. See “Item 3. Key Information —D. Risk Factors—Risks Related to Our Business and Industry—The continuing impacts of COVID-19 are unpredictable and could be significant, and may have an adverse effect on our business, operations and our future financial performance.” in this annual report for further discussion of the impact of the COVID-19 pandemic on our business, operating results, and financial condition.

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

The following table presents certain of our user metrics for the periods indicated:

	Three months ended (1)
	Mar 31, 2020	Jun 30, 2020	Sept 30, 2020	Dec 31, 2020	Mar 31, 2021	Jun 30, 2021	Sept 30, 2021	Dec 31, 2021
	(in millions)
Smartphone total average MAUs	225.1	225.5	243.0	232.7	225.9	220.0	215.6	208.7
PC browser average MAUs	67.4	74.8	74.7	78.9	78.6	78.0	74.1	77.3
Feature phone average MAUs	58.6	62.7	64.7	64.2	62.4	62.7	59.2	55.1
Other	2.3	6.3	6.0	5.2	3.7	3.8	2.8	2.0
Total MAUs	353.4	369.3	388.4	381.4	370.6	364.5	351.7	343.1
Annualized ARPU ($) (2)	0.41	0.33	0.41	0.51	0.54	0.64	0.75	0.83

__________________

(1)	Average across the three months included in each period, with each month calculated as of its final day using a 30-day lookback window.
(2)	Search and Advertising revenue in the quarter, divided by the quarter’s average MAUs and multiplied by four to annualize.

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

Major Factors Affecting Our Results of Operations

Our Ability to Maintain and Expand Our User Base, and Maintain and Enhance User Engagement

Our user base is important for our revenue generation, both in terms of its attractiveness to our search and advertising partners and in terms of its direct impact on our user-generated revenues. We have elected to prioritize our user growth efforts on geographies and segments that are most monetizable. This has led to a directional shift in our user base and revenue mix towards more developed markets, with a decline in total MAUs that has been well offset by the increase in ARPU.

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

Our Ability to Conduct and Manage Strategic Investments and Acquisitions

We have invested and expect to continue to invest in new businesses, products, services and technologies, and we have also invested in promising companies. Our financial results could be adversely affected by our investments or acquisitions. The investments and acquired assets or businesses may not generate the financial results we expect. They could result in occurrence of significant investments and goodwill impairment charges, and amortization expenses for other intangible assets. Moreover, we share the results of the investments which we account for as equity method investments. In August 2020, we contributed our emerging market fintech assets to Nanobank, an equity-accounted investee until year-end 2021 when we classified it as held for sale. In 2021, we recognized an impairment loss of US$115.5 million on our investment in Nanobank, calculated as the difference between the fair value less costs to sell and the carrying amount. The fair value less costs to sell was determined based on the consideration we received in March 2022 when we sold the shares in Nanobank. This impairment came on top of Nanobank’s own impairments and provisions related to the same, of which we recognized our share under the equity method. We may continue to incur impairment charges in connection with our investments or acquisitions and pick up the losses of our equity method investments, which could depress our profitability and have a material adverse impact on our financial results.

Key Components and Results of Operations

Adjustments Made After the Original Filing on April 26, 2022

Subsequent to the Original Filing on April 26, 2022, we have adjusted our share of net loss of Nanobank for 2021. Specifically, as a consequence of adjustments that Nanobank made to its financial statements subsequent to the Original Filing, Nanobank's loss for 2021 increased from US$34.9 million to US$47.6 million, or from US$61.1 million to US$67.8 million when accounting for the impact under the equity method of amortization and impairment of basis differences that were identified and measured as part of the “notional” purchase price allocation that we performed as of August 2020 upon the acquisition of the investment in Nanobank. Because our investment in Nanobank was measured at fair value less costs to sell as of December 31, 2021, the increase in our share of net loss reduced the amount of impairment of our investment in Nanobank by an equal amount. Consequently, the adjustments did not impact our loss for 2021.

Results of Operations

The following table set forth our consolidated statement of operations data for each of the periods presented, in absolute terms and as percentage of revenue.

	Year ended December 31,
	2019		2020		2021
	(US$ in thousands, except for percentages)
Revenue	177,078	100%	165,056	100%	250,991	100%
Other income	-	-	11,542	7%	466	0%
Operating expenses:
Technology and platform fees	(796)	0%	(3,315)	(2)%	(4,472)	(2)%
Content cost	(1,545)	(1)%	(4,312)	(3)%	(3,712)	(1)%
Cost of inventory sold	(208)	0%	(700)	0%	(5,507)	(2)%
Personnel expenses including share-based remuneration	(62,323)	(35)%	(62,103)	(38)%	(74,450)	(30)%
Marketing and distribution expenses	(65,074)	(37)%	(47,860)	(29)%	(120,944)	(48)%
Credit loss expense	(577)	0%	(1,849)	(1)%	(557)	0%
Credit loss expense related to divested joint venture	-	-	(10,476)	(6)%	-	-
Depreciation and amortization	(18,843)	(11)%	(20,234)	(12)%	(19,600)	(8)%
Impairment of non-financial assets	-	-	-	-	(5,624)	(2)%
Other expenses	(28,248)	(16%	(28,197)	(17)%	(22,802)	(9)%
Total operating expenses	(177,614)	(100)%	(179,046)	108)%	(257,668)	(103)%
Operating loss	(536)	0%	(2,448)	(1)%	(6,211)	(2)%
Share of net income (loss) of equity-accounted investees	(3,818)	(2)%	2,005	1%	(29,376)	(12)%
Impairment of equity-accounted investee	-	-	-	-	(115,477)	(46)%
Fair value gain on investments	37,900	21%	24,000	15%	116,561	46%
Net finance income (expense):
Finance income	10,532	6%	13,633	8%	123	0%
Finance expense	(655)	0%	(516)	0%	(6,912)	(3)%
Foreign exchange gain (loss)	(25)	0%	833	1%	(1,814)	(1)%
Net finance income (expense)	9,851	6%	13,950	8%	(8,603)	(3)%
Profit (loss) before income taxes	43,396	25%	37,507	23%	(43,106)	(17)%
Income tax expense	(2,658)	(2)%	(75)	0%	(43)	0%
Profit (loss) from continuing operations	40,739	23%	37,432	23%	(43,149)	(17)%
Profit (loss) from discontinued operations	17,161	10%	141,742	86%	(816)	0%
Net income (loss) attributable to owners of the parent	57,899	33%	179,174	109%	(43,964)	(18)%

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

Other

The Other segment includes licensing of our proprietary technology to third parties, and provisions of related maintenance, support and hosting services, provision of professional services, and provision of customized browser configurations to mobile operators.

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

Our personnel expenses including share-based remuneration increased from US$62.1 million in 2020 to US$74.5 million in 2021. Cash-based compensation expenses increased by 11.5%, from US$57.4 million in 2020 to US$64.0 million in 2021. This was predominantly caused by increase in number of staff by 9.2% as measured between year-end 2020 and 2021. Share-based remuneration expenses increased by 122.4%, from US$4.7 million in 2020 to US$10.5 million, largely as a consequence of issuing new 4-year equity grants to employees whose prior grants had fully vested.

Marketing and Distribution Expenses

Marketing and distribution expenses primarily consist of performance-based campaigns associated with our browser and news businesses. We expect our marketing and distribution expenses to remain consistent or possibly increase slightly relative to 2021 as measured in absolute terms, however it is expected to decrease as a percent of total revenue following increased scale and completion of the initial launch of growth initiatives related to growing our user base in western markets.

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

	Year ended December 31,			Change
	2019	2020	2021	2020 vs. 2019	2021 vs. 2020
	(US$ in thousands, except for percentages)
Share of net income (loss) of equity-accounted investees	(3,818)	2,005	(29,376)	(152.5)%	(1,565.1)%
As a percentage of revenue	(2.2)%	1.2%	(11.7)%

Our share of net loss of equity-accounted investees was US$29.4 million in 2021 compared to a share of net income of US$2.0 million in 2020. Our share of net loss of equity-accounted investees predominantly arose due to Nanobank recognizing the impacts of impairments and provisions related to its halting of operations in India. See Note 12 to our consolidated financial statements included elsewhere in this annual report for more information.

Impairment of Equity-accounted Investee

When an equity-accounted investee is classified as held for sale, we recognize impairment losses if its fair value less costs to sell is less than its carrying amount. We also recognize impairment loss for an equity-accounted investee when the recoverable amount of our investment is less than the carrying amount. Following the sale of our shares in Nanobank in March 2022, we do not hold material investments in equity-accounted investees.

	Year ended December 31,			Change
	2019	2020	2021	2020 vs. 2019	2021 vs. 2020
	(US$ in thousands, except for percentages)
Impairment of equity-accounted investee	-	-	(115,477)	N/A	N/A
As a percentage of revenue	N/A	N/A	(46.0)%

At the end of 2021, we classified our investments in Nanobank, OPay and Star X as held for sale. Of these, only the investment in Nanobank was historically accounted for in accordance with the equity method. We determined that the estimate for fair value less costs to sell for our investment in Nanobank was less than its carrying value and consequently we recognized an impairment loss of US$115.5 million. The fair value less costs to sell was determined to be the same amount as the fair value of the consideration Opera received in March 2022 when the shares in Nanobank were sold. See Notes 12 and 19 to our consolidated financial statements included elsewhere in this annual report for more information.

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

	Year ended December 31,			Change
	2019	2020	2021	2020 vs. 2019	2021 vs. 2020
	(US$ in thousands, except for percentages)
Finance income	10,532	13,633	123	29.4%	(99.1)%
As a percentage of revenue	5.9%	8.3%	0.0%
Finance expense	655	516	6,912	(21.2)%	1,239.5%
As a percentage of revenue	0.4%	0.3%	2.8%
Foreign exchange gain (loss)	(25)	833	(1,814)	(3,432.0)%	(317.8)%
As a percentage of revenue	0.0%	0.5%	(0.7)%
Net finance income (expense)	9,851	13,950	(8,603)	41.6%	(161.7)%

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

We define adjusted net income (loss) as net income (loss) excluding share-based remuneration, amortization cost related to acquired intangible assets, amortization of Nanobank intangible assets, credit loss expense related to divested joint venture and other non-recurring expenses, and (profit) loss from discontinued operations, adjusted for the associated tax benefit related to such items.

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

	Year ended December 31,
	2019	2020	2021
	(US$ in thousands)
Reconciliation of net income (loss) to adjusted EBITDA:
Net income (loss)	57,899	179,174	(43,964)
Add: Income tax expense (benefit)	2,658	75	43
Add: Net finance expense (income)	(9,852)	(13,950)	8,603
Add: Share of net loss (income) of equity-accounted investees	3,818	(2,005)	29,376
Add: Impairment of equity-accounted investee	-	-	115,477
Add: Fair value loss (gain) from investments	(37,900)	(24,000)	(116,561)
Add: Depreciation and amortization	18,843	20,234	19,600
Add: Impairment of non-financial assets	-	-	5,624
Add: Share-based remuneration	5,928	4,706	10,466
Add: Credit loss expense related to divested joint venture	-	10,476	-
Add: Non-recurring expenses (1)	-	3,543	-
Less: Other operating income	-	(11,542)	(466)
Less: (Profit) loss from discontinued operations	(17,161)	(141,742)	816
Adjusted EBITDA	24,233	24,971	29,013
Reconciliation of net income (loss) to adjusted net income (loss)
Net income (loss)	57,899	179,174	(43,964)
Add: Share-based remuneration	5,928	4,706	10,466
Add: Amortization of acquired intangible assets	5,120	5,354	4,906
Add: Amortization of Nanobank intangible assets (2)	-	2,584	7,037
Add: Credit loss expense related to divested joint venture	-	10,476	-
Add: Non-recurring expenses (1)	-	3,543	-
Income tax adjustment (3)	(1,311)	(1,219)	(1,366)
Less: (Profit) loss from discontinued operations	(17,161)	(141,742)	816
Adjusted net income (loss)	50,475	62,876	(22,105)

____________

(1)	Non-recurring expenses relate to actions taken following a short report and are presented within “Audit, legal and other advisory services” in Note 6 to our consolidated financial statements included elsewhere in this annual report.
(2)	The amortization of Nanobank intangible assets is included in the line “Share of net income (loss) of equity-accounted investees” and relates to excess values from the Nanobank valuation.
(3)	Reversal of tax benefit related to the social security cost component of share-based remuneration and deferred taxes on the amortization of acquired intangible assets.

B.           Liquidity and Capital Resources

Cash Flows and Working Capital

In addition to net proceeds of US$167.8 million, we received from our initial public offering in the third quarter of 2018 and US$82.6 million from our follow-on offering in the third quarter of 2019, our principal source of liquidity has been cash generated from our operating activities. As of December 31, 2020 and 2021, we had US$134.2 million and US$102.9 million, respectively, in cash and cash equivalents. Cash and cash equivalents consist of cash on hand, checking and demand deposits, cash equivalents and restricted cash. As of December 31, 2021, we also had US$78.1 million in marketable securities, which we held for the purpose of increasing the return on cash not needed to meet short-term cash commitments. See Note 3 to our consolidated financial statements included elsewhere in this annual report for more information on our Capital Management.

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

Operating Activities

Net cash provided by operating activities was US$26.6 million in 2021. This amount represents loss before income taxes from continuing operation of US$43.1 million and loss before income taxes from discontinued operations of US$1.1 million, subject to several adjustments to arrive at an operating cash flow basis. Major exclusions include the impairment of an equity-accounted investee of US$115.5 million and our share of net loss of equity-accounted investees of US$29.4 million. Other adjustments include depreciation and amortization of US$19.6 million, impairment of non-financial assets of US$5.6 million, share-based payment expense of US$9.8 million and net finance expense of US$8.6 million. Conversely, the US$116.6 million increase in fair value of investments are also excluded. Income taxes paid during the year of US$5.5 million is mainly related to prepayments in Ireland. Following the growth of our business, the net cash flows from operating activities was positively impacted by an increase in trade and other payables of US$12.9 million, which was partly offset by the negative impact of an increase in trade and other receivables by US$7.4 million. The net cash flow from operating activities in discontinued operations was zero in 2021.

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

__________________

*	Less than 1% of our total outstanding shares.

†

For each person and group included in this column, percentage ownership is calculated by dividing the number of ordinary shares beneficially owned by such person or group, including shares that such person or group has the right to acquire within 60 days after the date of this annual report, by the sum of (i) 230,270,360 which is the total number of ordinary shares outstanding as of the date of this annual report, and (ii) the number of ordinary shares that such person or group has the right to acquire beneficial ownership within 60 days after the date of this annual report. The ordinary shares outstanding as of the date of this annual report excludes shares on deposit with our depositary bank but for which the corresponding ADSs are held by Opera as a result of, for example, Opera’s share repurchase programs. See "Item 16E Purchases of Equity Securities by the Issuer and Affiliated Purchasers” for further information.

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

F.            Board Diversity

The table below illustrates our board diversity matrix as of the date of this annual report.

Board Diversity Matrix
Country of Principal Executive Offices:	Norway
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	6
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	2	2	-	2
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	1
LGBTQ+	-
Did Not Disclose Demographic Background	5

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

We are an exempted holding company incorporated in the Cayman Islands. For our cash requirements, including any payment of dividends to our shareholders, we may rely on our substantial cash position as further described in Item 14 of this annual report. We may further rely upon payments from our operating entities. We may rely on a combination of dividend payments from our subsidiaries in markets we operate such as Norway. Regulations in Norway where we utilize dividend payments may restrict the ability of our subsidiaries to pay dividends to us.

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

We are subject to the periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year. Copies of reports and other information, when so filed with the SEC, can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the Commission at 1-800-SEC-0330.

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

E.           Use of Proceeds

Initial Public Offering

We completed our initial public offering of 19,200,000 ordinary shares represented by ADSs on July 27, 2018, and the optional offering of 669,344 ordinary shares represented by ADSs on August 9, 2018, upon the underwriters’ exercise of their option to purchase. We received an aggregated net proceeds of approximately US$110.8 million from our initial public offering. In addition, we received an additional US$57.0 million from three contemporaneous private placements, net of underwriting commissions paid. The material items upon which we have used the net proceeds of our initial public offering and the contemporaneous three private placements include (i) US$16.1 million in our share repurchase programs in 2018 and 2019, (ii) an investment of US$30 million in acquiring 19.35% equity interest of Star X (iii) US$9.5 million for the purchase of TenSpot Pesa Limited and its microfinance business (OKash), and (iv) the funding of our microlending business which ended 2019 with a net loan book of US$93.1 million. As of the date of this annual report, we have used up the proceeds from our initial public offering and the contemporaneous three private placements.

Follow-on Offering

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

We received net proceeds of approximately US$82.6 million from our follow-on offering. We have used US$49.7 million of such proceeds in our share repurchase program that ended on January 17, 2021, US$9.5 million to acquire YoYo Games Limited in 2021, and the remaining amount was primarily invested in marketable securities. As of the date of this annual report, we have used up the proceeds from our follow-on offering.

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

12.1**	Certification by the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2**	Certification by the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1***	Certification by the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2***	Certification by the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1**	Consent of KPMG AS, Independent Registered Public Accounting Firm
101	Interactive Data Files (formatted in Inline XBRL (Extensible Business Reporting Language)). Submitted electronically with the annual report on Form 20-F
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed with the Original Filing on April 26, 2022.

**	Filed with this Amendment No. 1.

***	Furnished with this Amendment No. 1.

†	Confidential treatment has been granted with respect to portions of the exhibit that have been redacted pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to the annual report on Form 20-F on its behalf.

Opera Limited

By:           /s/ Yahui Zhou
Name:      Yahui Zhou
Title:        Chairman and Chief Executive Officer

Date: June 28, 2022

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

Oslo, Norway

June 28, 2022

Consolidated Statement of Operations

		Year ended December 31,
[US$ thousands, except per ADS and share amounts]	Notes	2019	2020	2021
Revenue	4	177,078	165,056	250,991
Other operating income	4	-	11,542	466
Operating expenses:
Technology and platform fees	4	(796)	(3,315)	(4,472)
Content cost	4	(1,545)	(4,312)	(3,712)
Cost of inventory sold	4	(208)	(700)	(5,507)
Personnel expenses including share-based remuneration	5	(62,323)	(62,103)	(74,450)
Marketing and distribution expenses	4	(65,074)	(47,860)	(120,944)
Credit loss expense	4, 13	(577)	(1,849)	(557)
Credit loss expense related to divested joint venture	13	-	(10,476)	-
Depreciation and amortization	10, 11	(18,843)	(20,234)	(19,600)
Impairment of non-financial assets	11	-	-	(5,624)
Other operating expenses	6	(28,248)	(28,197)	(22,802)
Total operating expenses		(177,614)	(179,046)	(257,668)
Operating loss		(536)	(2,448)	(6,211)
Share of net income (loss) of equity-accounted investees (1)	12	(3,818)	2,005	(29,376)
Impairment of equity-accounted investee (1)	12	-	-	(115,477)
Fair value gain on investments	12	37,900	24,000	116,561
Net finance income (expense):
Finance income	7, 14	10,532	13,633	123
Finance expense	7, 14	(655)	(516)	(6,912)
Foreign exchange gain (loss)	7	(25)	833	(1,814)
Net finance income (expense)		9,851	13,950	(8,603)
Profit (loss) before income taxes		43,396	37,507	(43,106)
Income tax expense	8	(2,658)	(75)	(43)
Profit (loss) from continuing operations		40,739	37,432	(43,149)
Profit (loss) from discontinued operations	3	17,161	141,742	(816)
Net income (loss) attributable to owners of the parent		57,899	179,174	(43,964)

Earnings per ADS and per share for profit (loss) from continuing operations (2):
Basic earnings per ADS, US$	9	0.36	0.32	(0.37)
Diluted earnings per ADS, US$	9	0.36	0.32	(0.37)
Basic earnings per share, US$	9	0.18	0.16	(0.19)
Diluted earnings per share, US$	9	0.18	0.16	(0.19)
Earnings per ADS and per share for net income (loss) (2):
Basic earnings per ADS, US$	9	0.52	1.53	(0.38)
Diluted earnings per ADS, US$	9	0.51	1.51	(0.38)
Basic earnings per share, US$	9	0.26	0.76	(0.19)
Diluted earnings per share, US$	9	0.25	0.75	(0.19)

_____________

(1)	For the year ended December 31, 2021, the share of net income (loss) of equity-accounted investees and the amount of impairment of equity-accounted investees have been adjusted, as disclosed in Note 1a.
(2)	Each ADS in Opera Limited (Nasdaq: OPRA) represents two underlying shares.

The accompanying notes are an integral part of this financial statement.

Consolidated Statement of Comprehensive Income

		Year ended December 31,
[US$ thousands]	Notes	2019	2020	2021
Net income (loss)		57,899	179,174	(43,964)
Other comprehensive income (loss):
Items that may be reclassified to the Statement of Operations in subsequent periods (net of tax):
Exchange differences on translation of foreign operations		(1,790)	42	(1,156)
Reclassification of exchange differences on loss of control	3	7	2,936	-
Share of other comprehensive income (loss) of equity-accounted investees	12	(41)	(935)	227
Total other comprehensive income (loss)		(1,824)	2,043	(928)
Total comprehensive income (loss) attributable to owners of the parent		56,075	181,217	(44,891)

The accompanying notes are an integral part of this financial statement.

Consolidated Statement of Financial Position

		As of December 31,
[US$ thousands]	Notes	2020	2021
Assets:
Property and equipment	10	18,167	12,263
Intangible assets	11	111,954	103,627
Goodwill	11	424,961	430,378
Investments in associates and joint ventures	12	364,946	6
Non-current financial assets	12, 14	1,490	2,878
Deferred tax assets	8	4,383	2,323
Total non-current assets		925,901	551,474

Trade receivables	13	28,809	43,864
Other current receivables	13, 14	11,674	18,538
Prepayments	13	9,061	9,192
Marketable securities	14	-	78,135
Cash and cash equivalents		134,168	102,876
Total cash, cash equivalents, and marketable securities		134,168	181,011
Assets held for sale	12	-	288,379
Total current assets		183,711	540,986
Total assets		1,109,612	1,092,460

Equity:
Share capital	9	24	24
Other paid in capital		765,129	764,381
Retained earnings		283,334	249,155
Foreign currency translation reserve		408	(520)
Total equity attributable to owners of the parent		1,048,895	1,013,039

Liabilities:
Non-current lease liabilities and other loans	15	3,584	2,081
Deferred tax liabilities	8	11,745	6,532
Other non-current liabilities		68	23
Total non-current liabilities		15,397	8,635

Trade and other payables	16	25,454	38,378
Deferred revenue		345	1,092
Current lease liabilities and other loans	15	5,389	11,427
Income tax payable	8	1,094	763
Other current liabilities	16	13,040	19,125
Total current liabilities		45,320	70,786
Total liabilities		60,717	79,421
Total equity and liabilities		1,109,612	1,092,460

The accompanying notes are an integral part of this financial statement.

Consolidated Statement of Changes in Equity

[US$ thousands]	Notes	Share capital	Other paid in capital	Retained earnings	Foreign currency translation reserve	Total equity attributable to owners of the parent
As of December 31, 2018		22	738,690	36,432	316	775,460
Impact of implementing IFRS 16		-	-	64	-	64
As of January 1, 2019, restated		22	738,690	36,496	316	775,524
Net income		-	-	57,899	-	57,899
Other comprehensive loss		-	-	-	(1,824)	(1,824)
Total comprehensive income		-	-	57,899	(1,824)	56,075
Contribution of equity, net of transaction costs		2	81,267	-	-	81,269
Acquisition of treasury shares		-	(5,780)	-	-	(5,780)
Share-based remuneration	5	-	-	5,118	-	5,118
As of December 31, 2019		24	814,177	99,513	(1,508)	912,206
Net income		-	-	179,174	-	179,174
Other comprehensive income		-	-	-	2,043	2,043
Total comprehensive income		-	-	179,174	2,043	181,217
Reclassification of foreign currency translation reserve		-	-	126	(126)	-
Acquisition of treasury shares	3	-	(49,049)	-	-	(49,049)
Share-based remuneration	5	-	-	4,521	-	4,521
As of December 31, 2020		24	765,129	283,334	408	1,048,895
Net loss		-	-	(43,964)	-	(43,964)
Other comprehensive loss		-	-	-	(928)	(928)
Total comprehensive loss		-	-	(43,964)	(928)	(44,891)
Acquisition of treasury shares	3	-	(749)	-	-	(749)
Share-based remuneration	5	-	-	9,785	-	9,785
As of December 31, 2021		24	764,381	249,155	(520)	1,013,039

The accompanying notes are an integral part of this financial statement.

Consolidated Statement of Cash Flows

		Year ended December 31,
[US$ thousands]	Notes	2019	2020	2021
Cash flows from operating activities:
Profit (loss) before income taxes from continuing operations		43,396	37,507	(43,106)
Profit (loss) before income taxes from discontinued operations	3	20,105	139,792	(1,053)
Adjustments to reconcile profit before income taxes to net cash flows:
Share-based payment expense	5	5,118	4,521	9,785
Depreciation and amortization	10, 11	18,934	20,390	19,600
Impairment of non-financial assets	11	-	-	5,624
Share of net loss (income) of equity-accounted investees	12	3,818	(2,005)	29,376
Impairment of equity-accounted investee	12	-	-	115,477
Fair value gain on investments	12	(37,900)	(24,000)	(116,561)
Gain on disposal of emerging market fintech operations	3	-	(151,368)	-
Impact of divestment of joint venture	12	-	1,834	-
Net finance expense (income)	7	(8,756)	(11,980)	8,603
Other adjustments		726	(1,466)	(1,833)
Changes in working capital:
Change in trade and other receivables	13	(14,206)	22,101	(7,383)
Change in prepayments	13	(11,437)	12,032	(132)
Change in inventories	3	(7,752)	7,752	24
Change in loans to customers	3	(90,023)	75,064	68
Change in trade and other payables	16	39,168	(25,135)	12,925
Change in deferred revenue		(1,224)	(346)	747
Change in other liabilities	16	5,441	(1,482)	(146)
Income taxes paid	8	(9,870)	(9,887)	(5,452)
Net cash flow from (used in) operating activities		(44,464)	93,324	26,564
Cash flows from investment activities:
Purchase of equipment	10	(8,868)	(2,484)	(1,060)
Purchase of intangibles assets	11	-	(2,286)	-
Development expenditure	11	(4,173)	(6,553)	(4,836)
Proceeds from sales of equipment and intangible assets	4, 10, 11	6	-	-
Acquisition of subsidiary, net of cash acquired	3	-	(4,882)	(9,008)
Cash transferred upon loss of control over emerging market fintech operations	3	-	(39,260)	-
Deposit of collateral for subsidiaries' loan facility		(52,878)	(1,000)	-
Release of escrow account		-	1,000	-
Disbursement of short-term loans		-	(6,332)	-
Repayment of short-term loans		-	6,332	-
Investment in, and loans to associates and joint ventures	12	(6,550)	(440)	-
Proceeds from sale of shares in associate	12	-	-	50,000
Repayment of loans to associates and joint ventures		726	-	-
Net sale (purchase) of listed equity instruments	3, 14	(35,250)	58,535	(84,835)
Interest income received	7	-	326	35
Net cash flow from (used in) investing activities		(106,987)	2,956	(49,703)
Cash flows from financing activities:
Proceeds from issues of equity instruments		82,630	-	-
Transaction costs on issue of equity instruments		(1,364)	-	-
Acquisition of treasury shares	3	(5,780)	(49,049)	(749)
Proceeds from loans and borrowings		43,163	6,905	-
Interests on loans and borrowings		(1,184)	(1,752)	(316)
Repayment of loans and borrowings		(1,509)	(52,874)	(499)
Payment of lease liabilities	15	(2,755)	(4,202)	(5,119)
Net cash flow from (used in) financing activities		113,200	(100,972)	(6,683)
Net change in cash and cash equivalents		(38,248)	(4,692)	(29,822)
Cash and cash equivalents at beginning of period		177,873	139,487	134,168
Effect of exchange rate changes on cash and cash equivalents		(137)	(627)	(1,472)
Cash and cash equivalents at end of period		139,487	134,168	102,876

The accompanying notes are an integral part of this financial statement.

Note 1.	Accounting Policies

Basis of Preparation

The consolidated financial statements of Opera Limited and its subsidiaries (collectively “Opera” or “the Group”) have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The board of directors of Opera Limited (“the Company” or “the Parent”) authorized the consolidated financial statements for issue on June 28, 2022.

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

Note 1a.	Amendment of Consolidated Financial Statements

Consolidated financial statements of the Company for the year ended December 31, 2021, were initially authorized for issue on April 26, 2022, and made available for public use as part of the Company’s annual report on Form 20-F that was filed with the SEC on the same date. The Company is hereby reissuing its consolidated financial statements for the year ended December 31, 2021 to include summarized financial information for NanoCred Cayman Company Limited (“Nanobank”), a former equity-accounted investee. The summarized financial information for Nanobank is included in Note 12. The reissued consolidated financial statements also reflect an increase of US$2.7 million to Opera's share of net loss of Nanobank for 2021 as a consequence of adjustments that Nanobank made to its financial statements subsequent to the date Opera's prior set of consolidated financial statements for 2021 were authorized for issue. Because the investment in Nanobank was measured at fair value less costs to sell in the Statement of Financial Position as of December 31, 2021, the increase in Opera's share of net loss reduced the amount of impairment of the investment in Nanobank by an equal amount. Therefore, the adjustments did not impact the net loss for 2021. The adjustments impacted the amounts of share of net income (loss) of equity-accounted investees and impairment of equity-accounted investee, as presented and disclosed in the consolidated statements of operations and cash flows, and Notes 2, 4 and 12. Moreover, Note 19 to the reissued consolidated financial statements reflect updated events of the Company’s share repurchase program and the share incentive plan, occuring after the reporting period.

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

Nanobank

Fair value less costs to sell was determined based on the transaction Opera entered into in March 2022, when Opera completed the sale of the shares in Nanobank, as outlined in Note 19. Management determined that the present value of the consideration to be received for the shares in Nanobank was the best estimate of fair value as of year-end 2021 based on the transaction being completed shortly after the end of the reporting period. Events and developments in 2022 in the period up until the sale, both matters internal of Nanobank, and matters related to the markets in which Nanobank operates, were assessed as not having a material impact on the fair value of the shares in Nanobank. The total consideration for the shares is US$127.1 million, due quarterly in eight equal installments over the next two years. A discount rate of 5.0% was used to calculate the present value of the consideration, estimated to be US$120.3 million, which resulted in an impairment loss of US$115.5 million. See Note 12 for more information.

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

_____________

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

	Year ended December 31,
[US$ thousands]	2019	2020	2021
Contribution by segment	97,379	103,235	115,800
Other operating income	-	11,542	466
Personnel expenses including share-based remuneration (1)	(51,283)	(59,977)	(74,450)
Credit loss expense related to divested joint venture	-	(10,476)	-
Depreciation and amortization	(18,843)	(20,234)	(19,600)
Impairment of non-financial assets	-	-	(5,624)
Other operating expenses (1)	(27,791)	(26,538)	(22,802)
Share of net income (loss) of equity-accounted investees	(3,818)	2,005	(29,376)
Impairment of equity-accounted investee	-	-	(115,477)
Fair value gain on investments	37,900	24,000	116,561
Finance income	10,532	13,633	123
Finance expense	(655)	(516)	(6,912)
Foreign exchange gain (loss)	(25)	833	(1,814)
Profit (loss) before income taxes from continuing operations	43,396	37,507	(43,106)

_____________

(1)	Certain personnel and other operating expenses are included as part of "other cost of revenue" in the measure of segment profit. Accordingly, the amounts for personnel and other operating expenses in this reconciliation are not consistent with the equivalent amounts in the Statement of Operations.

Revenue

The table below presents the revenue by customer location.

	Year ended December 31,
[US$ thousands]	2019	2020	2021
Ireland	81,637	80,059	126,837
Singapore	2,335	5,901	24,440
Russia	17,265	15,239	16,156
Other locations	75,841	63,857	83,558
Total revenue	177,078	165,056	250,991

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

_____________

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

_____________

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

_____________

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

_____________

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

●	Risk free rate: 1.60% (2020: 0.84%)
●	Market risk premium: 4.84% (2020: 4.97%)
●	Equity beta: 0.88 (2020: 0.91)
●	Country risk premium: 1.82% (2020: 3.17%)
●	Size premium: 3.42% (2020: 3.32%)
●	Equity to assets ratio: 100% (2020: 100%)

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

_____________

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

The investment in Nanobank was accounted for in accordance with the equity method until the end of 2021, at which point in time the investment was classified as held for sale. In accordance with the equity method, Opera adjusted the net income or loss of Nanobank to account for the impact of amortization and impairment of basis differences identified and measured as part of the “notional” purchase price allocation that Opera performed as of August 2020. The total impact of these adjustments was US$20.2 million in 2021, compared to US$6.2 million in 2020. The table below provides summarized financial information for Nanobank.

[US$ thousands]	For the period from August 19, 2020 to December 31, 2020	Period from January 1, 2021 to December 31, 2021
Net revenue and gains	60,935	210,540
Operating expenses	(46,121)	(275,872)
Profit (loss) before income taxes	14,814	(65,332)
Income tax expense	(14,193)	(2,438)
Net income (loss)	621	(67,770)
Exchange difference on translation of foreign operations	(2,227)	537
Total comprehensive loss	(1,606)	(67,233)
Opera's share of net income (loss)	261	(28,700)
Opera's share of other comprehensive income (loss)	(935)	227

	As of December 31,
	2020	2021
Assets, excluding goodwill	254,596	164,006
Goodwill (1)	447,300	447,300
Liabilities	72,702	54,584
Equity	629,194	556,722

_____________

(1)	Represents notional goodwill identified and measured by Opera when accounting for the investment in Nanobank in accordance with the equity method.

When the investment in Nanobank was classified as held for sale at the end of 2021, Opera wrote the carrying amount down to its fair value less costs to sell, estimated to be US$120.3 million, which resulted in Opera recognizing an impairment loss of US$115.5 million. Based on the judgments and estimates outlined in Note 2, Opera determined that the transaction price observed in March 2022, when Opera completed the sale of its shares in Nanobank, was the best estimate of the fair value less costs to sell as of year-end 2021. The total consideration for the shares is US$127.1 million, due quarterly in eight equal installments over the next two years. A discount rate of 5.0% was used to calculate the present value of the consideration. A change in the discount rate of 1.0% would result in the present value changing by US$1.3 million. In future periods, the effect of the unwinding of the discount will be recognized as finance income. See Note 19 for more information on the sale of the shares in Nanobank.

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

_____________

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

_____________

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

_____________

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

_____________

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

On January 20, 2022, Opera announced that its board of directors approved a share repurchase program, which authorized the Company’s management to execute the repurchase of up to US$50 million of its American Depositary Shares by March 31, 2024, in any form that management may deem fit. The Company’s management launched the repurchase program in February 2022 and as of May 31, 2022, a total of 1,458,031 ADSs had been repurchased for US$7.9 million. Additional repurchases will be made from time to time in an opportunistic manner and depending on market conditions.

Subsequent to February 17, 2022, the fourth exercise period of Opera’s equity program took place, including RSUs that had vested on January 1, 2022, and a total of 778,750 RSUs were exchanged for an equivalent number of ADSs in Opera Limited. On June 1, 2022, an additional 20,000 RSUs were exchanged for an equivalent number of ADSs in Opera Limited.

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