Form 20-F
period 2022-12-31
Opera Ltd
filed 2023-04-20
CIK 1737450

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022.

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

178,430,242 ordinary shares, par value US$0.0001 per share, as of December 31, 2022.

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

 ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.

 ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to§240.10D-1(b).

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

●	“ADS” refers to an American depositary share in Opera, trading on Nasdaq under the ticker symbol “OPRA”, each of which representing two ordinary shares in Opera Limited;

●	“ARPU” refers to average revenue per user;

●	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, Taiwan and the special administrative regions of Hong Kong and Macau;

●	“EEA” refers to the European Economic Area consisting of the 27 countries of the European Union plus Norway, Liechtenstein and Iceland;

●	“IFRS” refers to International Financial Reporting Standards;

●	"Kunlun" refers to Kunlun Tech Co., Ltd., unless otherwise indicated;

●	“MAUs” or “monthly active users” refers to the average number of active users of any month (within a given period), calculated as of its final day using a 30-day lookback window;

●	“Nasdaq” refers to the Nasdaq Stock Market LLC;

●	“PC” means computers running versions of the operating systems Windows, Linux or macOS;

●	“shares” or “ordinary shares” refers to our ordinary shares, par value US$0.0001 per share;

●	“SEC” refers to the United States Securities and Exchange Commission;

●	“South Asia” comprises the four distinct markets of India, Pakistan, Bangladesh and Sri Lanka;

●	“Southeast Asia” comprises the six distinct markets of Indonesia, Vietnam, Thailand, the Philippines, Malaysia and Myanmar;

●	“US$,” “U.S. Dollars,” “$” and “dollars” refer to the legal currency of the United States; and

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

In some cases, you can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements about:

●	our goals and strategies;

●	our expected development and launch, and market acceptance, of our products and services;

●	our future business development, financial condition and results of operations;

●	the expected growth in, and market size of, the global internet industry;

●	expected changes in our revenues, costs or expenditures;

●	our expectations regarding demand for and market acceptance of our brand, platforms and services;

●	our expectations regarding growth in our user base and level of engagement;

●	our ability to attract, retain and monetize users;

●	our ability to continue to develop new technologies and/or upgrade our existing technologies;

●	growth of, and trends of, competition in our industry;

●	government policies and regulations relating to our industry and the geographic markets in which we have business operations; and

●	general economic and business conditions in the markets we have businesses.

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

●	We may fail to keep up with rapid changes in technologies and mobile devices.

●	We may not succeed in managing or expanding our business across the expansive and diverse markets that we operate in.

●	The impact of worldwide economic conditions may adversely affect our business, operating results, and financial condition.

●	We plan to continue expanding our operations globally to markets where we have limited operating experience, which may subject us to increased business, economic and regulatory risks.

●	Direct and indirect impacts of the war in Ukraine are highly unpredictable, could be significant, and may have an adverse effect on our business, operations and our future financial performance.

●	We may need additional capital to expand our businesses but may not be able to obtain it on favorable terms or at all.

●	Our business depends on a strong brand and reputation, and we may not be able to maintain and enhance our brand or reputation or there may be negative publicity against us.

●	We are subject to risks related to litigation, including intellectual property claims and regulatory disputes.

●	Our investments in companies, new businesses and new products, services and technologies are inherently risky and could disrupt our ongoing businesses.

Risks Related to Our Technology and Intellectual Property.

●	We may fail to maintain or improve our technology infrastructure.

●	We may not be able to prevent others from unauthorized use of our intellectual property or brands.

●	Some of our applications contain open source software, which may pose increased risk to our proprietary software.

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

●	We currently do not have any committed plan to pay dividends in the foreseeable future, and you may therefore have to rely on price appreciation of the ADSs for return on your investment.

●	As a “controlled company” under the rules of the Nasdaq, we may be exempt from certain corporate governance requirements that could adversely affect our public shareholders.

●	We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

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

The size, geographical composition and engagement level of our user base are critical to our success. Our business and financial performance have been and will continue to be significantly affected by our success in adding, retaining and engaging active users. We continue to invest significant resources to grow our user base and increase user engagement, whether through innovations, providing new or improved content or services, marketing efforts or other means. We cannot assure you that our user base and engagement levels will grow at satisfactory rates, or at all. Our user numbers and engagement could be adversely affected if:

●	we fail to maintain the popularity of our platforms among users;

●	we are unable to continue to develop products that work with a variety of mobile operating systems, networks and smartphones;

●	we are unable to maintain the quality of our existing content and services;

●	we are unsuccessful in innovating or introducing new, best-in-class content and services;

●	we fail to adapt to changes in user preferences, market trends or advancements in technology;

●	we are unsuccessful with cross-selling new products and services to our existing user base;

●	our partners who provide content for Opera News, GX.games (formerly known as GXC) or our other platforms do not create content that is engaging, useful, or relevant to users;

●	our partners who provide content for our platforms decide not to renew agreements or not to devote their resources to creating engaging content;

●

our global distribution partners decide not to distribute our software on their products or platforms or impose adverse new restrictions or requirements for distribution on their products or platforms;

●	we fail to provide adequate service to users or partners;

●	technical or other problems prevent us from delivering our content or services in a timely and reliable manner or otherwise affect the user experience;

●	there are user concerns related to privacy, safety, security or other factors;

●	there are adverse changes to our platforms that are mandated by, or that we elect to make to address, legislation, regulation or litigation, including settlements or consent decrees;

●	we fail to maintain the brand image of our platforms, or our reputation is damaged; or

●	there are unexpected changes to the demographic trends, political, regulatory or economic development in the markets that we compete in.

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

We face intense competition in all of the products and services we offer. In the browser space, we generally compete with other global browser developers, including companies such as Google (Chrome), Apple (Safari), Microsoft (Edge) and Samsung, which have distributional or other advantages on their respective hardware or software platforms. We also compete with other regional internet companies that have strong positions in particular countries. From time to time, we have to compete with smaller, independent browser companies such as Mozilla Firefox, Brave, Avast, Yandex, DuckDuckGo and UC Web as well for those users who want to choose an alternative browser for their devices in addition to their respective default browsers. In the advertising space, we compete with other global internet companies which operate advertising platforms and audience extension products, such as those offered by Meta and Alphabet for both inventory and advertisers. In the content space, we have faced significant competition from other internet companies promoting their own content products and services globally, including Google, Apple and Facebook, and traditional media such as local and global newspapers and magazines. Unlike some other large competitors in the content space, we have historically focused on emerging markets, which enables us to integrate unique content to users via our evolving AI-powered content discovery, recommendation platform. However, we expect to increasingly compete with digital media properties and other AI based news offerings as we continue to expand into developed markets.

In addition, we compete with all major internet companies for user attention and advertising spend. Moreover, in emerging international markets, where certain mobile devices lack large storage capabilities, we may compete with other applications for the limited space available on a user’s mobile device. As we introduce new products, as our existing products evolve, or as other companies introduce new products and services, we may become subject to additional competition. For example, we launched the Opera cashback rewards program (formerly known as Dify cashback rewards program) in February 2021, the GX.games gaming portal in November 2021 and a crypto enthusiast browser, namely Opera Crypto Browser, in January 2022. While we view our new products as extensions of Opera’s existing product portfolio, adding new products and services subjects us to additional competition and new competitors.

Many of our current and potential competitors have significantly greater resources and broader global recognition and occupy better competitive positions in certain markets or on certain platforms than we do. These factors may allow our competitors to respond to new or emerging technologies and changes in market requirements better than we can. Our competitors may also develop products, features or services that are similar to ours or that achieve greater market acceptance. These products, features and services may undertake more far-reaching and successful product development efforts or marketing campaigns, or may adopt more aggressive pricing policies. In addition, our partners may use information that we share with them to develop or work with competitors to develop products or features that compete with us. Certain competitors, including Apple, Facebook, Microsoft, Samsung and Google, could use strong or dominant positions on their respective platforms or in one or more markets to gain competitive advantages against us in areas where we operate, including by:

●	integrating competing features into products they control such as web browsers or mobile device operating systems;

●	making acquisitions for similar or complementary products or services; or

●	impeding Opera’s accessibility and usability by modifying or imposing use restrictions on existing hardware and software on which the Opera applications operate or upon which they depend.

As a result, our competitors may acquire and engage users at the expense of our user base or engagement, which may seriously harm our business.

We believe that our ability to compete effectively depends on a number of factors, many of which are beyond our control, including:

●	the usefulness, novelty, performance and reliability of our products compared to our competitors;

●	the number and demographics of our monthly active users, or MAUs;

●	the timing and market acceptance of our products, including developments and enhancements of our competitors’ products;

●	our ability to monetize our products;

●	the effectiveness of our marketing and distribution teams;

●	our ability to establish and maintain partners’ interest in using Opera;

●	the frequency, relative prominence and type of advertisements displayed on our applications or by our competitors;

●	the effectiveness of our customer service and support efforts;

●	the effectiveness of our marketing activities;

●	changes as a result of legislation, regulatory authorities or litigation, including settlements and consent decrees, some of which may have a disproportionate effect on us;

●	acquisitions or consolidation within the industries in which we operate;

●	our ability to attract, retain and motivate talented employees, particularly engineers and sales personnel;

●	our ability to cost-effectively manage and scale our rapidly growing operations; and

●	our reputation and brand strength relative to our competitors.

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

The impact of worldwide economic conditions may adversely affect our business, operating results, and financial condition.

Our financial performance is subject to worldwide economic conditions, including adverse economic conditions caused by the continuing effects of the COVID-19 pandemic, rising inflation and interest rates, the continued war in Ukraine, and supply chain disruptions, and their impact on levels of advertising spending. Advertiser expenditures are negatively impacted by overall economic conditions, and reductions in advertising spending could have a material adverse impact on our business, operating results, and financial condition.

We are currently operating during a period of economic uncertainty and cannot predict the timing, strength, or duration of economic downturns. To the extent general macroeconomic conditions remain uncertain or worsen, our business may be harmed. Inflation has the potential to adversely affect our liquidity, business, operating results, and financial condition by increasing our overall cost structure, particularly if we are unable to achieve commensurate increases in the prices, we charge our customers. The existence of inflation in the economy has resulted in, and may continue to result in, higher interest rates and capital costs, increased costs of labor, fluctuations in foreign currency exchange rates, and other similar effects. As a result of inflation, we have experienced, and may continue to experience, cost increases, which could materially and adversely affect our business, operating results, and financial condition.

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

Direct and indirect impacts of the war in Ukraine are highly unpredictable, could be significant, and may have an adverse effect on our business, operations and our future financial performance.

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

The macroeconomic impacts on our business continue to evolve and be unpredictable and may continue to adversely affect our business, operations and financial performance. Examples of potential impacts of the war in Ukraine on our business include changes in our user base or inability to operate our products in affected countries, reduced advertiser demand affecting our search and advertising revenues, increased compliance costs and business limitations from export controls or economic sanctions, as well as broader fluctuations in exchange rates that may directly and indirectly affect our global revenue and costs as presented in U.S. Dollars. For example, on December 16, 2022, the European Union adopted new economic sanctions, or the December 2022 EU Sanctions, prohibiting the provision of “advertising services” to legal persons, entities or bodies established in Russia, and therefore we have subsequently terminated all advertising contracts with customers in Russia among other actions. For additional details, see “Item 4. Information on the Company — B. Business Overview – Regulations – European Economic Sanctions.”

Revenue generated from customers and monetization partners domiciled in Russia accounted for 6.4%, or US$16.2 million, of our revenue in 2021 and 6.1%, or US$20.3 million, of our revenue in 2022. A substantial portion of these amounts in both 2021 and 2022 were search revenues from our business partner, Yandex LLC, or Yandex. With respect to these search revenues, Yandex generates advertising revenues primarily in Russian Rubles, and pays us a revenue share converted at prevailing exchange rates to U.S. Dollars. In 2022, we recorded a significant increase in our advertising revenues generated from customers and monetization partners domiciled in Russia due to development of Opera Ads platform following the launch of audience extension services. Although our transactions with Yandex relating to search distribution are not at present subject to any export control or economic sanction against Russia, and we have terminated all advertising contracts with customers in Russia in response to the December 2022 EU Sanctions, there is no assurance that broader sanctions will not be in place in the future, which may adversely affect our relationship with our business partners as well as our revenue related to Russia. We estimate that approximately 9.9% of our revenue in 2022 was generated based on monetizing the portion of our user base which is in Russia. As a result of the scale of the ongoing crisis and the speed at which the global community has been impacted, our revenue growth rate and expense as a percentage of our revenues, and our operating results, may fall below expectations in future periods.

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

We believe that our “Opera” brand and our reputation have contributed significantly to the success of our business. We also believe that maintaining and enhancing the “Opera” brand and our reputation are critical to our success in the future. As our markets become increasingly competitive, our success in maintaining and enhancing our brand and reputation will depend largely on our ability to remain a leading provider of browsers, AI-powered news feeds, gaming solutions and other products and services, which may become more expensive and challenging.

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

We may be, and in some instances have been, subject to claims, lawsuits (including class actions and individual lawsuits), government investigations and other proceedings relating to intellectual property, consumer protection, privacy, labor and employment, import and export practices, competition, securities, tax, marketing and communications practices, commercial disputes and other matters. For example, we and certain of our directors and officers were named as defendants in a putative class action filed in the United States District Court for the Southern District of New York: Brown v. Opera Limited et al., Case No. 20 cv 674 (S.D.N.Y.), which was dismissed with prejudice in April 2021. We are also currently subject to a patent troll case which we consider to be without substantive merits. The number and significance of our legal disputes and inquiries have increased as our products and services have grown in complexity and as our business has expanded in scope and geographic reach.

As a public company, we have an elevated public profile, which may result in increased litigation and public awareness of such litigation. Further, there is substantial uncertainty regarding the scope and application of many of the laws and regulations to which we are subject, which increases the risk that we will be subject to claims alleging violations of those laws and regulations. Many of these laws and regulations are subject to change and uncertain interpretation, and could result in investigations, claims, changes to our business practices, increased cost of operations and declines in our user base, retention or engagement, any of which could seriously harm our business. In the future, we may also be accused of having, or be found to have, infringed or violated third party intellectual property rights.

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

We have invested and expect to continue to invest in new businesses, products, services and technologies. For example, we launched the Opera cashback rewards program in February 2021 which we have continued to expand into new markets in 2022, the GX.games gaming portal in November 2021, a dedicated browser tailored for crypto industry enthusiasts, namely Opera Crypto Browser, in January 2022, a premium VPN offering, namely Opera VPN Pro, in April 2022, and the DegenKnows NFT analysis and exploration tool in November 2022. We may pursue additional opportunities in or relating to Web3 and blockchain technologies in the future. We have limited historical experience in most aspects of the operation of our new initiatives, which makes it difficult to evaluate our future prospects. We intend to promote our new product and service offerings to our existing user base, and the success of such cross promotional efforts is uncertain. Moreover, we may not be able to obtain the regulatory approvals, permits or licenses as may be required for all of our desired initiatives. Failure to manage or grow our initiatives may have material adverse effects on our overall financial position and results of operations.

We have also invested in promising companies. Since 2017, we have invested in OPay, a leading mobile wallet and payment services company that first launched in Nigeria. In 2018 and 2020, we acquired minority interests in Star Group Interactive Inc., or Star X (formerly known as StarMaker), and NanoCred Cayman Co. Limited, or Nanobank, respectively, and sold all of our equity interests in these two companies in 2022 to focus on our core businesses. Our investments and acquired assets or businesses may not generate the financial results we expect. They could result in occurrence of significant investments and goodwill impairment charges, amortization expenses for other intangible assets and credit losses on trade and other receivables. See "— We may be required to recognize impairment charges." Changes to the valuation of our remaining investee, OPay, may also impact our financial results, depending on the way in which we account for our investment. Should the fair value decrease, our financial results will be adversely affected. Moreover, general operational risks, such as inadequate or failing internal control of an investee, may also expose our investments to risks beyond our control. See “Item 4. Information on the Company — B. Business Overview – Our Investments,” “Item 5. Operating and Financial Review and Prospects —A. Operating Results—Major Factors Affecting Our Results of Operations— Our Ability to Conduct and Manage Strategic Investments and Acquisitions” and Note 13 to our consolidated financial statements included elsewhere in this annual report for additional information regarding our investments.

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

Competition for highly skilled personnel is intense, including in the markets where our business operations are located. We may need to invest significant amounts of cash and equity to attract and retain new employees and we may not be able to realize returns on these investments.

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

Our business could be adversely affected by natural disasters, such as earthquakes, floods, landslides, tsunamis, outbreaks of health epidemics such as an outbreak of COVID-19, avian influenza, severe acute respiratory syndrome, Zika virus, or Ebola virus, as well as terrorist attacks, other acts of violence or war or social instability. If any of these occurs, we may be required to temporarily or permanently close and our business operations may be suspended or terminated. For example, since early 2020, COVID-19 has impacted market and economic conditions globally, resulting in the implementation of significant governmental measures to control the spread of COVID-19 as well as changes in our user behavior and the businesses of our monetization partners. While currently many countries are in the process of returning to normal and preparing to live with COVID-19 as a lesser threat to public health, the full impact of COVID-19 on our business, financial condition, and the results of operations will depend on numerous evolving factors that we may not be able to accurately predict and that will vary by market, including the duration and scope of the pandemic, including any resurgences, the impact of the pandemic on economic activity, and actions taken by governments, businesses, and individuals in response. See “Item 5. Operating and Financial Review and Prospectus – A. Operating Results – Impact of COVID-19 Pandemic.” Thus, our future operating and financial results may fluctuate substantially or fall below the expectations of securities analysts and investors. In such events, the trading price of our ADSs may fluctuate significantly. If any such situation persists, the global economy may be severely harmed and disrupted, which could adversely affect our results of operation.

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

We operate in multiple jurisdictions, which exposes us to the effects of fluctuations in currency exchange rates. Most of our revenue is denominated in the U.S. Dollar and Euro, while operating expenses are incurred in a wider specter of currencies, including the Norwegian krone, Chinese renminbi, Polish zloty, Swedish krona, British pound, and the Euro. The functional currency of revenue-generating entities in the Group is primarily the U.S. dollar. We typically have currency exchange exposure also in cases of global partners, even as such partners typically make payments to us in a major international currency like the U.S. Dollar, as the underlying activity upon which our revenue is calculated, may be based on such local currencies as observed and collected by our partners prior to converting to the currency in which we are paid, and in many cases this currency exposure is less visible to us. Fluctuations in the exchange rates between the various currencies that we use or are exposed to could result in expenses being higher and revenue being lower than would be the case if exchange rates were stable. We cannot assure you that movements in foreign currency exchange rates will not have a material adverse effect on our results of operations in future periods. We do not generally enter into hedging contracts to limit our exposure to fluctuations in the value of the currencies that our businesses use.

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

A certain degree of judgment is required in evaluating our tax positions and determining our provision for income taxes. In the ordinary course of business, there are many transactions and calculations for which the ultimate tax determination is uncertain. For example, our effective tax rate, expressed as the percentage of income tax expenses to profit before income taxes, was 37.0% in 2022, as compared to negative 0.1% in 2021. Our effective tax rate could be adversely affected by lower than anticipated earnings in markets where we have lower statutory rates and higher than anticipated earnings in markets where we have higher statutory rates, inability to fully utilize tax assets recognized on our balance sheet, by changes in foreign currency exchange rates or by changes in the relevant tax, accounting and other laws, regulations, principles and interpretations. Any of these factors could materially and adversely affect our financial position and results of operations.

We may be required to recognize impairment charges.

Our goodwill and other intangible assets totaled US$429.4 million and US$100.0 million, respectively, as of December 31, 2022, predominantly relating to our acquisition of Opera Norway AS and its subsidiaries in 2016. We also had property and equipment with a carrying amount of US$14.6 million as of December 31, 2022. Intangible assets, including goodwill, and property and equipment, are tested for impairment when there are indicators that the assets might be impaired. In assessing whether there are indicators of impairment, we consider both external and internal sources of information, including losses of key customers, unfavorable changes in technology or competition and unfavorable changes in user base or user testes. Irrespective of any indicators, intangible assets with indefinite useful lives and goodwill are tested annually for impairment. In 2022, we recognized an impairment loss of US$3.2 million related to certain non-core intangible assets, while in 2021, we recognized an impairment loss of US$3.1 million for our goodwill and US$2.5 million for our other intangible assets. These impairment losses were caused by changes to our strategic priorities.

We also have investments in ordinary and preferred shares in OPay and ordinary shares in Fjord Bank. The shares are measured at fair value through profit or loss. While we recognized an unrealized gain in 2022 of US$1.5 million on our shares in OPay, we may recognize losses in future periods if the fair value of the shares decreases. Moreover, since estimates of fair value are based on significant unobservable inputs, they are subject to estimation uncertainty, as disclosed in Notes 2 and 12 to the annual consolidated financial statements included elsewhere in this annual report. Furthermore, we have committed to the pro-rata return of Series C shares in OPay that we received in early 2023 in connection with OPay’s acquisition of Nanobank’s Asian business in the event such business falls short of certain financial targets for 2023 and 2024, as disclosed in Note 18 to our consolidated financial statements included elsewhere in this annual report. In the first quarter of 2023, the estimated fair value of the shares subject to these provisions was US$77.4 million.

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

We regard our patents, copyrights, trademarks, trade secrets, and other intellectual property as critical to our business. Unauthorized use of our intellectual property by third parties may adversely affect our business and reputation. We rely on a combination of intellectual property laws and contractual arrangements to protect our proprietary rights. It is often difficult to register, maintain and enforce intellectual property rights in the markets where we operate. For example, statutory laws and regulations are subject to judicial interpretation and enforcement and may not be applied consistently due to the lack of clear guidance on statutory interpretation in certain countries in which we operate. In addition, contractual agreements may be breached by counterparties and there may not be adequate remedies available to us for any such breach. Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce our contractual rights. Policing any unauthorized use of our intellectual property is difficult and costly and the steps we have taken may be inadequate to prevent the misappropriation of our intellectual property. In the event that we resort to litigation to enforce our intellectual property rights, such litigation could result in substantial costs and a diversion of our managerial and financial resources. We can provide no assurance that we will prevail in such litigation. In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors.

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

We are subject to a variety of laws and regulations that involve matters central to our business, including user privacy, rights of publicity, data protection, content, intellectual property, distribution, electronic contracts and other communications, competition, protection of minors, consumer protection, taxation and online-payment services. These laws can be particularly restrictive in certain countries, particularly in the European Economic Area, where courts and regulators applying the General Data Protection Regulation, or GDPR, have generally favored a strict application of the law, especially where international data transfers or internet advertising are at issue. Further, such laws and regulations constantly evolve and many jurisdictions that are significant to our businesses, including China, Nigeria, Kenya, and Brazil have enacted or updated privacy laws, while similar developments are under consideration in India and several US states. The application and interpretation of these laws and regulations are often uncertain, particularly in the new and rapidly evolving industry in which we operate. Many of these laws and regulations are subject to change and uncertain interpretation, and could result in investigations, claims, changes to our business practices, increased cost of operations and declines in user growth, retention or engagement, any of which could seriously harm our business.

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

Interruption or failure of any of our information technology and communications systems or those of the operators of third party internet properties that we collaborate with could impede or prevent our ability to provide our services. In addition, our operations could be interrupted by natural disasters and other events. Our disaster recovery plan for our servers cannot fully ensure safety in the event of damage from fire, floods, typhoons, earthquakes, power loss, telecommunications failures, hacking and similar events. If any of the foregoing occurs, we may experience a partial or complete system shutdown. Furthermore, our servers, which are hosted at third party internet data centers, are also vulnerable to break-ins, sabotage and vandalism. Some of our systems are not fully redundant, and our disaster recovery planning does not account for all possible scenarios. The occurrence of a natural disaster or a closure of an internet data center by a third-party provider without adequate notice could result in lengthy service interruptions. Any system failure or inadequacy that causes interruptions in the availability of our services, or increases the response time of our services, could have an adverse impact on our user experience and satisfaction, our attractiveness to users and advertisers and future user traffic and advertising on our platform. To improve performance and to prevent disruption of our services, we may have to make substantial investments to deploy additional servers or one or more copies of our internet platforms to mirror our online resources.

Risks Related to Our Suppliers and Partners

A small number of business partners contribute a significant portion of our revenues.

A small number of business partners contribute a significant portion of our revenues. For example, our largest business partner, Google, contributed approximately 44.9% of our revenues in 2022, compared to 51.3% in 2021 and 46.1% in 2020. Although we continue efforts to diversify our partner base, we cannot assure you that a limited number of partners will not continue to contribute a significant portion of our revenues for the near future. Consequently, any of the following events may materially and adversely impact our business, results of operations and growth prospects:

●	reduction, delay or cancellation of services by our large search partners;

●	a significant decrease in the business results or prospects of one of our large search partners;

●	failure by one or more of our large search partners to pay for our services; or

●	loss of one or more of our significant search customers and any failure to identify and acquire additional or replacement partners.

Revenue generated from customers and monetization partners domiciled in Ireland accounted for 48.4%, 50.5% and 44.1% in 2020, 2021 and 2022, respectively. This geographic concentration is not necessarily an indication of where user activity occurs as our end users are located across the world but is affected by the geographic concentration of domicile among certain of our primary monetization partners. We are especially exposed to risks related to the economic conditions, regional specific legislation and tax law of the identified countries.

We rely on our users’ web searches within Opera browsers for a substantial portion of our revenues.

We share in the revenue generated by search partners when our users conduct searches initiated within the URL bar or search boxes embedded in our PC and mobile browsers. Revenue generated from users’ search activity accounted for 51.0%, 48.6% and 42.3% of our total revenue in 2020, 2021 and 2022, respectively. Traditional search business models may, for example, evolve if AI chatbot powered search experiences become widely adopted. Moreover, our revenue sharing and fee arrangements with these search partners are subject to change. If our search partners reduce or discontinue their spending with us or see reduced monetization, or if we fail to attract new search or advertising partners, or the fees we receive for the traffic we refer to our search partners significantly decrease, our business, financial condition and results of operations could be materially and adversely affected.

Our existing business and our expansion strategy depend on certain key collaborative arrangements, and we may be unable to maintain or develop these relationships.

Our existing business, and our strategy for developing our business, involve maintaining and developing various types of collaborations with third parties, which provide us with access to additional user traffic, search services, products and technology. For example, our collaboration with Google allows us to provide our global users with high quality search services. We also work with leading device manufacturers and mobile software storefront providers, to ensure cost-efficient and reliable distribution of our products and services. Moreover, as part of our focus on expanding our AI capabilities, we formed strong relationships with high profile media and independent content providers to obtain comprehensive news and other content that we can make available to users on our platform.

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

We place promotional links to some of our search engine providers and other partners on our browsers, thereby providing easy access to premier search and other online services for our users and increasing our associated revenues. Moreover, we rely on third party operators of internet properties for auxiliary services. For example, we use a third-party service to store and analyze most of our system data including number of active users, clicks-per-user, impressions, comments, likes, visits, etc. If these third parties decide to stop collaborating with us, our revenues and growth and operations may be adversely affected.

We operate platforms, products and services that include third parties over whose actions we have no control.

We operate a number of online platforms and portals that collect the digital content or offers of a wide variety of third parties over which we do not exercise control. For example, our AI-powered Opera News content discovery platform integrates the services of third-party content providers and offers a platform for independent bloggers and journalists to publish their work. In addition, in certain markets we integrate locally relevant third-party content aggregators into our platform. We cannot control the actions of these third parties and our ability to identify and remove content that may be deemed inaccurate, misleading, offensive, socially unacceptable or otherwise violates applicable laws in relevant jurisdictions may be insufficient, such that if they were to upload any such content, or they do not perform their functions to our satisfaction or the satisfaction of our users, even if we may not be legally responsible for their actions, it may damage the reputation of our platform.

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

As a public company in the United States, we are subject to the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act. Section 404 of the Sarbanes-Oxley Act requires that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F. In connection with the preparation of this annual report, our management concluded that our internal control over financial reporting as of December 31, 2022, was not effective due to the presence of certain control deficiencies that in the aggregate represented a material weakness in our internal control over financial reporting. These deficiencies were related to us not maintaining effective internal control over certain accounting transactions. Specifically, we did not perform all controls that were designed and implemented to address the identified risks of misstatements, including sufficiently analyzing and assessing transactions and complex accounting matters based on the accounting requirements, and preparing and reviewing contemporaneous accounting documentation. Moreover, we did not sufficiently assess and address the IT dependencies related to business process controls. To our knowledge, the deficiencies did not result in a material misstatement in the consolidated financial statements. While there have been improvements throughout the year, there continued to be insufficient capacity to perform all controls at a sufficiently detailed level and in a timely manner. Although we are in the process of taking remedial measures to fully implement our framework of internal controls, we cannot assure you that the material weakness will be cured in a timely manner. See “Item 15. Controls and Procedures —B. Management’s Annual Report on Internal Control over Financial Reporting.”

Moreover, if we fail to maintain the adequacy of our internal control over financial reporting due to our failure to attract and retain sufficiently qualified personnel with competence in internal control over financial reporting, or due to other reasons, we may identify additional control deficiencies and we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and may fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

We have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act. In particular, with effect from the fiscal year ending December 31, 2023, we will no longer be an “emerging growth company” as such term is defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. A consequence of this is that our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting as of December 31, 2023. Therefore, after we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management time and effort toward ensuring compliance with all requirements of Section 404 of the Sarbanes-Oxley Act and other applicable rules and regulations of the SEC.

The requirements of being both a public company and a Kunlun subsidiary may strain our resources and divert our management’s attention.

We have been a public company since 2018. In 2021, Kunlun, a Chinese public company and our largest investor, increased its ownership stake in us beyond 50%, and as a result we became a consolidated subsidiary of Kunlun. As a public company, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Act and the listing standards of Nasdaq as applicable to a foreign private issuer, which are different in some material respects from those applicable to U.S. domestic issuers. Similarly, as a subsidiary of Kunlun, we are additionally subject to certain of the listing rules of the Shenzhen Stock Exchange and Chinese corporate governance standards. We expect that the requirements of these rules and regulations will increase, both in isolation and in combination, elevating our legal, accounting and financial compliance costs, making some activities more difficult, time consuming and costly, and placing additional requirements on our personnel, systems and resources. As a result, or for other reasons, we may experience threatened or actual litigation, including by customers, suppliers, competitors, shareholders or other third parties. If such claims are successful, our business and operating results could be harmed, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and harm our business and operating results.

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

The trading price of ADSs can be volatile and fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors such as but not limited to concerns over the health of the global economy and geopolitical concerns.

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

We currently do not have any committed plan to pay dividends in the foreseeable future, and you may therefore have to rely on price appreciation of the ADSs for return on your investment.

In February 2023, we paid a special cash dividend of US$0.80 per ADS, or US$0.40 per ordinary share, to all of our shareholders of record as of the close of business on January 30, 2023. Other than this dividend payment, we have not paid any cash dividends to our shareholders since our initial public offering, and we do not have any committed plan to pay regular cash dividends in the foreseeable future. Therefore, you should not rely on an investment in the ADSs as a source for any future dividend income and you may have to rely on price appreciation of the ADSs for return on your investment. There is no guarantee that the ADSs will appreciate in value or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in the ADSs and you may even lose your entire investment in the ADSs.

Our board of directors has complete discretion as to whether to distribute dividends subject to our memorandum and articles of association and certain restrictions under Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Even if our board of directors decides to declare and pay future dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors.

Any dividends paid will be subject to fees charged by our depositary bank, payable by the recipient.

Kunlun, our parent company, and Yahui Zhou, our chairman of the board and chief executive officer, have control over our company and their interests may not be aligned with the interests of our other shareholders.

As of the date of this annual report, Kunlun, a Chinese public company listed on the Shenzhen Stock Exchange, indirectly owns 71.2% of our issued and outstanding ordinary shares. As such, we are a consolidated subsidiary of Kunlun. In addition, Mr. Zhou, our chairman of the board and chief executive officer, directly owns an additional 10.9% of our shares and is also a controlling shareholder of Kunlun. With his own holdings, as well as those of Kunlun, Mr. Zhou then may be in a position to effectively control 82.1% of our voting power.

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

Due to the shareholding of our chairman and chief executive officer, Yahui Zhou, and because Kunlun is the beneficial owner of a majority of the voting power of our issued and outstanding share capital, we are qualified as a “controlled company” under the rules of the Nasdaq. Under these rules a company of which more than 50% of the voting power is held by an individual, group or another company is a controlled company and may elect not to comply with certain corporate governance requirements, including the requirement that a majority of our directors be independent, as defined in the Nasdaq rules, and the requirement that our compensation and corporate governance and nominating committees consist entirely of independent directors. We rely on certain corporate governance exemptions as described in Item 16G (Corporate Governance) of this annual report. So long as we remain a controlled company relying on any of such exemptions and during any transition period following the time when we are no longer a controlled company, you would not have the same protections afforded to shareholders of companies that are subject to all of the Nasdaq corporate governance requirements.

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

We will be a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year if, applying applicable look-through rules, either (i) at least 75% of our gross income for such year is passive income or (ii) at least 50% of the value of our assets (generally determined based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income. A separate determination must be made after the close of each taxable year as to whether we are a PFIC for that year and involves extensive factual investigation, including ascertaining the fair market value of all of our assets on a quarterly basis and the character of each item of income that we earn, and is subject to uncertainty in several respects. Based on the market price of our ADSs, the value of our assets and the nature and composition of our income and assets, we do not believe that we were a PFIC for United States federal income tax purposes for our taxable year ended December 31, 2022, and we do not expect to become a PFIC for our current taxable year, although there can be no assurances in this regard. Moreover, we cannot assure you that the United States Internal Revenue Service, or the IRS, will agree with any position that we take. Accordingly, there can be no assurance that we will not be treated as a PFIC for any taxable year or that the IRS will not take a position contrary to any position that we take.

Changes in the nature or composition of our income or assets, including as a result of our investment in new businesses, products, services and technologies, may cause us to be or become a PFIC. In addition, the determination of whether we will be a PFIC for any taxable year may also depend in part upon the value of our goodwill and other unrecorded intangibles not reflected on our balance sheet (which may depend upon the market price of our ADSs or ordinary shares from time to time, which may fluctuate significantly) and also may be affected by if, how, and how quickly, we spend our liquid assets and the cash we generate from our operations and raise in any offering. In estimating the value of our goodwill and other unrecorded intangibles, we have taken into account our market capitalization. Among other matters, if our market capitalization declines, we may be or become a PFIC for the current or future taxable years because our liquid assets and cash (which are for this purpose considered assets that produce passive income) may then represent a greater percentage of the value of our overall assets. Further, while we believe our classification methodology and valuation approach are reasonable, it is possible that the IRS may challenge our classification or valuation of our goodwill and other unrecorded intangibles, which may result in our being or becoming a PFIC for our taxable year ended December 31, 2022, the current taxable year or one or more future taxable years.

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

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act (As Revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties owed by our directors under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

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

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the of the Sarbanes-Oxley Act for so long as we are an emerging growth company. We will remain an emerging growth company until the earliest of (a) the last day of the fiscal year during which we have total annual gross revenue of at least US$1.07 billion; (b) the last day of our fiscal year following the fifth anniversary of the date of our initial public offering in July 2018; (c) the date on which we have, during the preceding three-year period, issued more than US$1.07 billion in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act, which would occur if the market value of the ADSs that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. As a result of our current status as an emerging growth company, our investors may not have access to certain information that they may deem important. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided by the JOBS Act.

As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices for corporate governance matters that differ significantly from the Nasdaq corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the corporate governance listing standards.

As a Cayman Islands exempted company listed on the Nasdaq Global Select Market, we are subject to Nasdaq corporate governance listing standards which permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. For instance, we are not required to: (i) have a majority of the board be independent; or (ii) have a compensation committee consisting entirely of independent directors. We rely on certain corporate governance exemptions as described in Item 16G (Corporate Governance) of this annual report. To the extent we choose to follow home country practice in the future, our shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers.

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

We listed our ADSs on the Nasdaq Global Select Market under the symbol “OPRA” on July 27, 2018. One ADS corresponds to two underlying shares in Opera Limited. On August 9, 2018, we completed the initial public offering of 9,600,000 ADSs, and the underwriters exercised their over-allotment option on the same date for the purchase of an additional 334,672 ADSs. We also sold 9,999,998 shares, equivalent to 4,999,999 ADSs, in a concurrent private placement. Our pre-IPO shareholders held 190,250,000 shares, equivalent to 95,125,000 ADSs. Combined, following the IPO, Opera Limited had 220,119,342 shares outstanding, corresponding to 110,059,671 ADSs. On September 24, 2019, we completed a follow-on public offering of an additional 7,500,000 ADSs, and the underwriters later exercised their over-allotment option for the purchase of an additional 1,125,000 ADSs, which was completed on October 16, 2020. As of the date of this annual report, net of separately announced repurchases of our own shares and the exercise of employee equity grants, a total of 179,684,494 shares are outstanding, equivalent to 89,842,247 ADSs.

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

Overview

Opera is a leading global internet brand with a large, engaged and growing base reaching over 324 million average MAUs in 2022. Building on over 27 years of innovation, starting with our browser products, we are increasingly leveraging our brand as well as our massive and engaged user base in order to expand our offerings and our business. Today, we offer users around the globe a range of products and services that include a variety of PC and mobile browsers, our Opera Gaming portals and development tools, our Opera News content recommendation products, our audience extension product (namely Opera Ads platform) and a number of Web3 and e-commerce products and services.

Opera launched one of the first PC browsers in 1996 and introduced the world’s first full web browser for mobile phones in 2002. Since then, Opera has remained an innovator in the browser space, launching features including tabbed browsing, data savings, PC/mobile sync, and numerous features focused on privacy and security, including ad blocking and a built-in VPN. Today, our browser products include Opera Mini, Opera Browser for Android and iOS, Opera for Computers, Opera GX and Opera GX Mobile, separate browsers tailored for gamers. The newest addition to our family of browsers is Web3-centric browser for PC and mobile, namely Opera Crypto Browser, which is tailored for crypto enthusiasts. The development of features for the Opera Crypto Browser allows us to determine which Web3 features might be desirable for all of our users and implemented in other Opera Browsers. Our browsers had approximately 290 million average MAUs in 2022.

The browser is an increasingly strategic application—often serving as an access point for content, e-commerce, gaming and fintech activities on the internet, and Opera is utilizing this strategic position to launch and scale new offerings.

Opera Gaming, our emerging video game focused division, started with Opera GX, a browser tailored for gamers. We launched our GX Browser for PCs in the second quarter of 2019 followed by a mobile version in May 2021. In early 2021, we purchased GameMaker Studio, which allows anyone to develop a video game in a low-code environment. Building on the strength of our GX browser user base and the community of developers using GameMaker Studio, in September 2021, we launched GX.games, a gaming portal which allows gamers to find and play games developed using GameMaker Studio. In 2022, Opera GX reached over 17 million MAUs and GX Mobile reached over 3 million MAUs.

Opera News, our AI-driven content platform enabled by big data technologies, was launched in 2017, initially as part of our browser and later as a stand-alone app, leveraging our large user base and well-known brand in order to deliver a personalized and relevant content experience at scale. To ensure access to compelling content, Opera News Hub was launched to enable local content creators to publish exclusive content on our platform, which has helped grow engagement on the service by increasing page views and time spent. Since the initial launch of Opera News, we have expanded the platform to offer customized experiences for certain particular verticals, such as football (soccer). Today, Opera News is offered in a number of customizations and under a variety of brands, most notably Apex News, which collectively make it one of the most downloaded and used global news applications. In 2022, Opera News had an average of 172 million MAUs, which included 31 million MAUs from standalone news apps.

Opera Ads platform, our audience extension product, was launched in 2021 as an online marketing platform that allows our advertising partners to reach an even larger audience than the ones offered by Opera’s owned and operated apps and websites.

Since 2021, we have begun to launch Web3 and e-commerce products including a premium VPN and the Opera cashback rewards program that allows browser users to reap rewards from their online shopping.

We intend to continue to leverage our brand as well as our large and engaged user base to launch additional consumer facing products in the future.

Our Products and Users

Our products include: (i) Opera Browsers – the web browsers Opera Mini, Opera Browser for Android and iOS, Opera for Computers, the Opera GX and Opera Crypto Browser for PCs and mobile; (ii) Opera Gaming – which builds on the success of Opera GX with the GX.games gaming portal and the GameMaker Studio 2 video game development engine; (iii) the personalized Opera News content aggregation and recommendation platform; (iv) the intelligent online marketing platform – Opera Ads; and (v) our Web3 and e-commerce offerings.

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

Opera Browsers

Our PC browsers: Opera for Computers and Opera GX

Opera for Computers is one of the most innovative and differentiated PC browsers on the market, catering to the high-end user segment that requires performance and features beyond those offered by the default system browsers on Windows, macOS and variants of Linux. Opera for Computers uses an Opera-tuned version of the Chromium browsing engine carefully optimized for performance metrics such as speed and laptop battery consumption. In addition, we provide users with unique features that are not found in other major web browsers, including a free, built-in VPN service that enhances user privacy and security, especially for laptops on public networks, subject to compliance with relevant local regulatory requirements. The browser also includes a native ad block feature that increases page loading speeds by up to five times as compared to when the ad block feature is disabled or not present as in certain other browsers. Our PC browser makes it easier to shop online with built-in currency and foreign unit conversion and makes communication easier by embedding social network services such as Facebook Messenger, WhatsApp, Instagram, Telegram and Twitter in the browser’s sidebar. In November 2022, we became the first browser to add a built-in TikTok feature to the sidebar of our desktop browser. In 2022, we continued to add features and functionality to our Opera for Computers offering.

Opera GX, which launched in the second quarter of 2019, is a web browser tailored for gamers. Opera GX allows PC gamers to customize and tune their browsers to improve their gaming experience. In September 2019, Opera GX won the Red Dot Award in the Interface and User Experience Design category. Features, such as GX Control and embedding Twitch in the browser, differentiates Opera GX from Opera for Computers. In December 2022, we announced that Opera GX had exceeded 20 million MAUs across the desktop and mobile versions.

We have a large and active global PC browser user base with 74.8 million average MAUs in 2022. Our PC browser user base has historically been prominent in regions that value our innovations in browser technology and more recently in regions where gaming is particularly popular, such as Europe and the Americas.

Our Mobile Browsers: Opera Browser for Android, Opera Browser for iOS, Opera GX Mobile and Opera Mini and Opera Crypto Browser

Our mobile browser products currently include Opera Browser for Android and iOS, Opera GX Mobile and Opera Mini, as well as an early access version of a Web3-centric mobile browser, namely Opera Crypto Browser. Our mobile browser products are fast and optimized for mobile browsing. All mobile browsers come with native ad blockers, which provide users with the option to further increase browser speed by blocking ads that are often slow and intrusive.

Launched in 2013, the Opera Browser for Android is our flagship Android smartphone browser. It comes with a full browser engine, based on the Chromium project, and a user-friendly interface designed to give users a fast browsing experience on high-end smartphones. Opera for Android is a powerful and feature-rich browser, optimized for mobile phones with larger screens and tablets. In December 2018, Opera for Android became the first browser to feature an integrated Crypto Wallet, making it easy to use Ethereum-based cryptocurrencies and blockchain powered web applications. The browser also enables users to block annoying cookie dialogs, and in March 2019, the browser became the first major mobile browser to ship with an integrated VPN solution.

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

In May 2021, we announced the launch of Opera GX Mobile – the world’s first mobile browser designed specifically for gamers. Opera GX Mobile users enjoy custom navigation with the Fast Action Button, or FAB, using vibration and haptic feedback. This browser won two Red Dot Awards in 2021 in the Mobile UIs category. Users are also getting the ability to sync mobile and PC experiences through the Flow feature, which enables gamers to share walkthroughs, tutorials and character builds between devices, and getting instant access to GX corner – a unique space on GX Mobile’s home screen featuring the latest gaming news, deals and a game release calendar. Opera GX Mobile also distinguishes itself with a unique gaming-inspired design supporting different color themes.

First launched in 2006, Opera Mini is a mobile browser that provides a faster browser experience on practically any Android smartphone or feature phone. Through the application of advanced data compression and savings technologies, Opera Mini has enabled hundreds of millions of users around the world to access the internet through their mobile devices, providing a reliable browsing experience regardless of their network conditions. Opera Mini is a cloud-based browser that is fast to install and takes up very little space on a user’s mobile phone. When browsing with Opera Mini, the data traffic can go through Opera servers, which compress web pages, including text and images, towards only 10% of their original size, reducing the amount of data that needs to be sent over mobile networks that are often congested. Moreover, the reduced data traffic consumption can provide users with a significantly lower data cost compared to the default browsers found on their phones. Opera Mini averaged 152 million users worldwide during 2022, with over 98 million MAU in its Android version alone. In addition, Opera is one of the most widely used mobile browsers in emerging markets in 2022 according to Statcounter.

Building on our tradition of creating bespoke browsing experiences, in January 2022, we launched a public beta of browsers for PC and mobile that are tailored to provide crypto enthusiasts a gateway to web3 and crypto, namely Opera Crypto Browser. While we believe it is early in the adoption of web3, Opera is positioning itself for the adoption of such services.

Our mobile browser user base reached 215 million average MAUs in 2022, of which 161.9 million were smartphone users and 53.6 million were feature phone users. In 2022, we continued to reduce acquisition spend in South Asia, a low ARPU region, while reallocating our resources to growing our users in high ARPU markets such as North America and Western Europe.

Our Gaming Initiative: Opera Gaming

Building on the success of Opera GX, Opera is developing a community of gamers and game creators. This included creating the Opera Gaming division that provides GameMaker, a 2D gaming development platform. The focus of Opera Gaming will be to grow the user base of Opera GX and build increased functionality within and outside the Opera GX browser, using GameMaker.

GameMaker provides game creators with a complete set of tools to create games for any platform. In the third quarter of 2021, Opera made it free for creators to develop games with GameMaker and publish those games to Opera GX. In 2022, GameMaker started monthly game releases, as compared to quarterly releases previously. Numerous product updates throughout the year brought long-awaited Long Term Support (promise of long-term updates important for console development), shaders, graphics filters, audio filters, and initial multiplayer support, to the platform. In November 2021, we launched GX Games, a portal connecting our Opera GX browser users with the games created by developers using our GameMaker development platform. Developers can publish their games to GX Games directly from GameMaker with a single click. GX Games gives users instant access to over 3,000 games directly from Opera GX. By bringing Opera GX and GameMaker together, the GX Games portal seeks to make creating, sharing and playing games as quick and easy as posting on social media. Even though it’s currently limited to Opera GX audience, the services’ early adopters spent over 1.5 million hours playing games in December 2022.

Our AI-powered News and Content Recommendations Service: Opera News

Leveraging our massive user base and innovation capability, we launched the Opera News service in January 2017. Opera News is our AI-powered personalized news discovery and aggregation service. The service is both featured prominently as part of our browsers, and also made available as a standalone app and website. These apps operate under both the Opera News and Apex News brands. By providing AI-powered news and content recommendations, we have increased both user activity and the amount of time users spend in our online ecosystem.

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

Building upon the success of Opera News, we rolled out Apex Football (formerly known as Opera Football) in 2021. This website and related apps use the AI technology developed for Opera News, with a filter in place to highlight only the news about a specific vertical, in this case football (soccer). In addition to the filter, Apex Football is given a design aesthetic that gives the apps and website a unique look. In 2022, we introduced additional sports verticals including Cricket, Basketball and general sporting news. Furthermore, in 2022, Opera embedded a live score feature into our Android browsers allowing users to subscribe and follow their favorite matches and teams from the browser start page. We believe there are opportunities for additional sports and other verticals that Opera can offer, leveraging the already developed Opera News AI technology.

Our Opera News user base reached 172 million average MAUs in 2022 across those users that accessed Opera News from Opera browsers and those that accessed it from dedicated Opera News apps or websites. The Opera News apps reached an average of 36 million in MAUs in 2022. In light of the strong adoption of Opera News in emerging markets, in 2021, we entered into additional markets including the United States, France and Germany, and we have seen initial success in these markets in terms of revenue. Generally speaking, users in these markets monetize at a significantly higher rate than those in the initial Opera News markets in Africa.

Our Intelligent Online Marketing Platforms: Opera Ads

Opera Ads is our in-house advertising platform optimized for serving our owned and operated inventory targeting digital agencies, advertisers and brands to connect and engage directly with Opera users through both programmatic and traditional advertising solutions. The Opera Ads offering is an important part of our monetization strategy aimed at growing our ARPU and it builds on top of our existing search monetization partnerships with third-party companies, such as Google, and partnerships with other monetization partners, such as Amazon.

The Opera Ads platform was extended in 2021 with our audience extension service, which connects with partner inventories via real-time bidding, offering our advertising partners an audience extension and incremental reach for their campaigns. In 2022, Opera Ads platform was the fastest growing contributor to our advertising revenue, which surpassed our search revenue for the first time, and outperformed our expectations throughout the year.

Our Web3 and E-Commerce Initiatives

Our Web3 Initiatives

In 2018, we introduced a Crypto Wallet inside our browsers, enabling access to a new generation of blockchain-based Web3 applications. This allows users to interact with these applications, send or receive various kinds of cryptocurrencies to sites and users, as well as identify themselves to sites and hold unique digital items from blockchain-based games. As of December 31, 2022, Opera supports the most relevant blockchains including Bitcoin, Ethereum, Polygon and Solana. In addition, we re-built our non-custodial Web3 wallet into a standalone SDK, which is embedded into Opera browser applications. In the fourth quarter of 2022, we had 0.6 million average MAUs of our Web3 wallet across smartphone and PC platforms.

In November 2022, we introduced DegenKnows, an NFT analysis and exploration tool that helps users seamlessly discover and verify digital collectibles through social signals, on-chain analysis and wallet tracking. DegenKnows API service helps platforms, institutions, communities and other business partners retrieve, manage and analyze both on-chain and social real-time data with deep market insights.

Our E-commerce Initiatives

We launched a browser-based cashback offering that provides financial rewards to Opera users for certain online transactions. The Opera cashback rewards program aims to provide Opera’s users with an integrated, seamless, non-intrusive cashback experience inside their browser. The cashback service was initially offered in Spain and then rolled out to Polish users in October 2021. Opera cashback features hundreds of shops including brands such as PC Componentes, AliExpress, and Shein.

In 2022, we rolled out Opera cashback to Germany, the United Kingdom, the United States, and Mexico with further plans on expanding into Brazil, where Opera browsers’ market share has been consistently growing. In 2023, we plan to focus on scaling the business, adding web3 based differentiators to the cashback product along with further expansion in Latin America.

In 2022, we also rolled out Opera VPN Pro, a subscription-based VPN service, white labeled and operated by a leading VPN brand, and integrated payment/subscription options within Opera account, enabling Opera to offer more paid services for its users in the future.

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

Search Providers

We partner with internet search providers like Google and Yandex and have worked closely with them for over 20 and 15 years, respectively. These partnerships make available best-in-class search technology to our users and enhance the visibility of our brand. We share the revenue generated by our search partners when our users conduct searches initiated within the URL bar, default search page or search boxes embedded in our PC and mobile browsers.

We have had a search distribution agreement with Google since 2001. We entered into our current search distribution agreement with Google in 2012 and have extended the term of that agreement until December 31, 2024. Google may also extend the term by an additional 12-month period by providing 30 days written notice to us. We have had a search partner agreement with Yandex since 2007. We entered into our current partner agreement with Yandex in 2012. The initial term of this agreement has been extended several times and now extends until December 2024. Following the initial term, the partner agreement automatically renews for additional two-year periods unless written notice is given by either party at least 30 days prior to the automatic renewal. Our agreements with Google and Yandex are subject to customary events of default, including failure to make payments, material breach, liquidation, as well as other termination trigger events as provided therein.

E-commerce and Online Travel Agencies

We work closely with large, global e-commerce and online travel agencies, such as Amazon, eBay, Aliexpress, and Booking.com, as well as strong local brands like Flipkart, Lazada and others. The value of these partnerships continues to rise through increased user engagement with such popular services within our browsers, as well as our audience extension offering.

We earn revenue from transactions initiated by our directed users via links provided on our Speed Dial homepage and other advertisements, typically in the form of a defined share of the revenue generated by these service providers.

Digital Advertising Platforms

We have established relationships with leading digital advertising platforms such as Google AdSense, AdMob by Google, Meta Audience Network and others.

We allow these digital advertising platforms to display their advertising demand on our browsers, content apps and websites where we recognize revenue based on the amounts we are entitled to receive from such advertising partners. We also sell selected premium advertising placements, such as Roadblock banners, interstitials, videos, sponsored articles and notifications to global and local advertisers.

Content Providers

In addition to monetization partners, we have formed strong relationships with high profile media companies, while also focusing on regional and local content providers in key markets in Africa, Europe and the United States. These relationships enable us to obtain comprehensive news and other content that we can make available to users on our platform, provide more publicity for our content provider partners and generate revenues through the placement of advertising within our news service. Further, we are increasingly focused on the creation of exclusive local content through Opera News Hub. We also analyze users’ behavior to improve the relevance of the news stories and advertisements that we show to each user based on their preferences.

Marketing & Distribution

We also partner with device manufacturers and mobile network operators to promote and distribute our products. We have long-term relationships with device manufacturers to ensure cost-efficient and reliable distribution benefitting both these distribution partners and us. In addition, we partner with mobile network operators in Africa for joint marketing campaigns. These campaigns promote the data saving features of our mobile browsers on our operator partner’s network, while providing free or reduced cost browsing to the consumer for a limited time.

Technology

Technology is key to our success as it enables us to innovate, improve our users’ experience and operate our business more efficiently. Our technology team is composed of highly skilled engineers, computer scientists and technicians whose expertise spans a wide range of areas. As of December 31, 2022, we employed a team of approximately 450 engineering and data analytics personnel, mainly located in Poland, China, Sweden and the United Kingdom engaging in building our technology platform and developing new Opera products and services in our core businesses as well as newer initiatives such as gaming, Web3 and e-commerce.

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

●

Deep Reinforcement Learning Recommendation. By applying the improved version of Deep Deterministic Policy Gradient, or DDPG, the machine learning algorithm not only optimizes the reward of the current recommended content, but also optimizes the total reward of a series of user interactions in a session. Such objective function leads to deeper reading interactions and also represents an increase in reading satisfaction.

●

Big Data Capabilities. We are able to quickly develop and scale our presence across different geographies, languages and cultures, utilizing our big data capabilities. We have multiple data centers distributed across four continents that support massive petabyte-level distributed data storage and allow us to process in real-time hundreds of terabytes of data related to our users every day. We use data mining and analytics technologies to find patterns in the large amounts of data we collect, which helps us to understand our users and provide them with better content recommendations

Cloud Compression Technologies

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

Network Infrastructure

We have built a reliable and secure network infrastructure that fully supports our operations. Our physical network infrastructure utilizes our data centers that are linked with high-speed networking. We have developed our architecture to work effectively in a flexible cloud environment that has a high degree of elasticity. Our automatic provisioning tools have enabled us to increase our storage and computing capacity in a short period of time in response to increasing demand for our services. Our proprietary network application protocols ensure fast and reliable mobile communications under different network conditions in the various markets where we operate. We aim to provide a consistent user experience across different devices, operating systems, carriers and network environments.

As of December 31, 2022, we owned approximately 6,000 servers in nine internet data centers located in the Netherlands (two locations), the United States (two locations), Singapore, Canada, Kenya, South Africa and Nigeria. As of December 31, 2022, our data centers had a total connectivity bandwidth of 1.18 Tbps max throughput, 300 Gbps daily peak.

Our Investments

Our business includes non-controlling investments in other companies.

OPay Limited, or OPay, an investee in which we currently hold a 9.5% ownership interest, is a mobile payment fintech company that focuses on emerging markets, with Nigeria and Egypt as initial key markets. OPay provides online and offline payments, and digital wallet services leveraging AI, big data and other fintech innovations, thus helping countries in emerging markets transform into cashless societies. As of December 31, 2022, our investment in OPay is treated as held for sale pursuant to a divestment plan authorized by the board of directors of the Company.

nHorizon Innovation (Beijing) Software Ltd., or nHorizon, a joint venture in which we have a 29.1% ownership interest, operates an Opera browser in China. nHorizon’s monetization partners include Baidu, Sogou and others. nHorizon consists of nHorizon Innovation (Beijing) Software Limited and nHorizon Infinite (Beijing) Software Limited.

AB “Fjord Bank”, or Fjord Bank, an investee in which we invested EUR0.8 million in January 2021 in exchange for shares representing an ownership interest of 6.1% as of December 31, 2022, operates as a licensed specialized bank and has launched operations with an online offering which includes fixed deposits and consumer lending business in the Lithuanian market.

Historically we held a 19.4% ownership interest in Star Group Interactive Inc., or Star X (formerly known as StarMaker). Star X is a technology-driven company focused on audio-centric social networking, which is popular in emerging markets like Southeast Asia and the Middle East. On April 21, 2022, we announced the sale of our entire ownership interest in Star X to Kunlun Tech Limited for US$83.5 million in cash, of which US$28.4 million was received in May 2022 while the remaining consideration is due in two equal installments by December 31 of 2023 and 2024 with no contingencies.

In addition, we owned a 42.4% ownership interest in NanoCred Cayman Co. Limited, or Nanobank. Nanobank offered microlending and other services in Africa, Latin America, South Asia and Southeast Asia. On March 22, 2022, we announced the sale of our entire ownership interest in Nanobank to an undisclosed third-party buyer for US$127.1 million in cash, payable in eight equal quarterly installments over the next two years. In August 2022, we and the buyer agreed to make certain modifications to the sales agreement, including to the total purchase price, payment period and installment amounts. The adjusted purchase price was US$131.7 million, payable in 16 quarterly installments, the first of which had been made at the time the restated share transfer agreement was entered into. The restated share transfer agreement also introduced certain provisions which would potentially reduce the purchase price and cause the immediate settlement of the receivable following a sale or merger in which Nanobank is the target entity sold or merged. In February 2023, Nanobank sold the majority of its business in Asia to OPay in exchange for shares in OPay. In connection with this, we and the buyer of our shares in Nanobank agreed to treat the transaction as a full sale of Nanobank, triggering an immediate settlement of Opera’s receivable in the form of shares in OPay in lieu of quarterly cash installments. The settlement was based on the valuation applied in the transaction as well as an estimate for the value of Nanobank’s remaining business. We entered into a final share transfer agreement mirroring relevant provisions of the sales agreement between Nanobank and OPay, which includes certain financial targets for the Nanobank business acquired and a provision for the sellers to pro-rata return up to all Series C preferred shares received as consideration in the transaction, after 2024, if the cumulative performance over 2023 and 2024 falls short of such targets. Following the settlement of the receivable, our ownership interest in OPay increased from 6.4% to 9.5%.

User Privacy and Safety

The vitality and integrity of our user base is the cornerstone of our business. We dedicate significant resources to the goal of strengthening our user base through developing and implementing programs designed to protect user privacy, promote a safe environment, and ensure the security of user data. We also implement unique features in our products and services to protect users’ online digital presence, such as a free, no-log VPN service, a premium, paid VPN service for enhanced protection, native ad blocking and anti-tracking options.

Our privacy statements seek to describe our data use practices and how privacy works on our platforms in a user-friendly manner. We provide users with adequate notice as to what data is being collected and undertake to manage and use the data collected in accordance with applicable laws. We consider the protection of the personal privacy of each of our users to be of paramount importance.

We continuously strive to prevent unauthorized use, loss or leak of user data. In addition, we use a variety of technical and organizational measures to protect the data with which we are entrusted, including encryption of personal data at rest and in transit, and, for our external interfaces, we also utilize demilitarized zones and firewalls to protect against potential attacks or unauthorized access. We have privacy and security teams dedicated to the ongoing review and monitoring of data protection practices, including penetration testing, auditing, and carrying out data privacy impact assessments.

Product Marketing and Distribution

For the majority of our products and services, the main source of marketing is “word-of-mouth” from our large user base. The trust and reliance that our users place in us is a key growth driver of our business, since prospective users that hear positive feedback from their friends and colleagues about our products and services are more likely to try them. We have run influencer marketing campaigns to gain trust and mind-share among key target demographics. We also run promotional campaigns around global events, such as the World Cup tournament, to further engage users and drive adoption.

In 2022, organic installs were our most important channel for new user acquisition, representing approximately 75% of our new smartphone users. In parallel, we cooperate with industry partners to promote our products. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.” In 2022, approximately 7% of new smartphone users originated from our paid online promotions.

Our products are available through our official website, www.opera.com, as well as Google Play, Apple’s App Store, and other online app marketplaces.

Competition

We face intense competition with regard to all of the products and services we offer. In the browser space, we generally compete with other global browser developers, including companies such as Google (Chrome), Apple (Safari), Microsoft (Edge) and Samsung that distribute their browsers via proprietary operating systems and devices. We also compete with other regional internet companies that have strong positions in particular countries. From time to time, we have to compete with smaller, independent browser companies such as Mozilla Firefox, Brave, Avast, Yandex, DuckDuckGo and UC Web as well for those users who want to choose an alternative browser for their devices in addition to their respective default browsers. In the advertising space, we compete with other global internet companies which operate advertising platforms and audience extension products, such as those offered by Meta and Alphabet for both inventory and advertisers. In the content space, we have faced significant competition from other internet companies promoting their own content products and services globally, including Google, Apple and Facebook, and traditional media such as local and global newspapers and magazines. Unlike some other large competitors in the content space, we have historically focused on emerging markets, which enables us to integrate unique content to users via our evolving AI-powered content discovery, recommendation platform. However, we expect to increasingly compete with digital media properties and other AI based news offerings as we continue to expand into developed markets. In addition, we compete with all major internet companies for user attention and advertising spend. Moreover, in emerging international markets, where certain mobile devices lack large storage capabilities, we may compete with other applications for the limited space available on a user's mobile device. As we introduce new products, as our existing products evolve, or as other companies introduce new products and services, we may become subject to additional competition.

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

Intellectual Property

We regard our patents, copyrights, service marks, trademarks, trade secrets and other intellectual properties as critical to our success. We rely on patents, trademarks, copyrights and trade secret protection, as well as non-competition, confidentiality, and license agreements with our employees, customers, partners and others to protect our intellectual property rights. Despite our precautions, it may be possible for third parties to obtain and use our intellectual properties without authorization. Furthermore, the validity, enforceability and scope of protection of intellectual property rights in internet-related industries are uncertain and still evolving.

As of December 31, 2022, we had over 300 active registrations or pending applications for the OPERA, Opera with Red O (both old and new versions) and OPERA SOFTWARE trademarks in over 90 countries, and for our red “O” logo in over 80 countries. We are also seeking trademark protections for certain of our other brands. Opera has a patent portfolio that includes more than 20 patents issued in the United States as well as certain international patent registrations. In addition, as of December 31, 2022, we had hundreds of registered domain names related to our businesses.

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

A significant number of the users of our products are in the EEA and we also serve our browser users and others from our business establishment in Norway, and consequently our processing of the personal data of such users is subject to the GDPR. Since the Court of Justice of the European Union, or CJEU, handed down its judgment in Schrems II in 2020, data protection authorities in Norway, Ireland, France, Germany, and elsewhere have levied significant fines against various technology companies for GDPR violations. Decisions by such authorities, as well as guidance from the European Data Protection Board have repeatedly emphasized that international transfers of personal data should be subject to heightened scrutiny . Furthermore, regulatory decisions and related litigation (such as the so-called IAB Decision, currently on appeal to the CJEU) underscore that the internet advertising industry is an area of special concern for privacy authorities. Lastly, a new E-Privacy Regulation (replacing the 2002 E-Privacy Directive) is still being debated in the European Union. As a result, we anticipate that on-going developments in European data protection and privacy laws and practices will continue to affect our business and impact our products.

In the last few years, many additional jurisdictions, including Brazil, Nigeria, and China, have enacted or updated data privacy or data localization laws. Similarly, new privacy acts are under consideration in India and several states in the United States. For example, the Nigeria Data Protection Regulation of 2019, which was adopted based on the GDPR, requires that entities collecting the personal data of Nigerians must register with Nigeria’s National Information Technology Development Agency and submit to the agency the results of annual data privacy audits conducted by registered data privacy auditors. Likewise, Brazil has also implemented a robust privacy law similar to the GDPR in many respects, and also includes strict localization requirements. We anticipate continued developments in data protection, privacy and data localization rules in various countries, which will continue to affect our business and impact our products and services.

Regulations Relating to Content Recommendation

Our Opera News content discovery and recommendation platform is available in a wide variety of markets worldwide. In recent years, there has been an increased emphasis on the veracity of online news reports, with the increasing social expectation that content platforms and aggregators will take steps to prevent the dissemination of “fake news.” Moreover, a number of countries have adopted regulatory regimes for news aggregation services requiring local registration or licensing, in some cases enabling more effective governmental restrictions on their citizens’ access to certain categories of information. Other countries have adopted legislation expanding publishers’ copyright entitlements on digital platforms including search engines, social media and content recommendation platforms. Australia and France, for example, have adopted laws which afford publishers of digital media the right to receive payment for use of their content in search results or content recommendations. The European Union has adopted Directive (EU) 2019/790 on copyright and related rights in the Digital Single Market, which gives press publications more direct control over the re-use of their content and also tasks online content sharing platforms, which host user-generated content, with certain duties related to preventing their users from violating copyright of others. In short, content aggregation is becoming increasingly regulated, and we anticipate that we will be subject to an increasingly diverse and fragmented regulatory environment over time.

European Economic Sanctions

The European Union adopted certain economic sanctions following the 2014 invasion and purported annexation of Crimea in Council Regulation (EU) 833/2014 of 31 July 2014 concerning restrictive measures in view of Russia’s actions destabilizing the situation in Ukraine, or the EU Regulation. Norway, as a member of the EEA, has incorporated the EU Regulation’s economic sanctions into its domestic law in the Norwegian Sanctions Act. Since 2014 and in light of Russia’s continuing aggression in Ukraine, the European Union has amended the EU Regulation with various additional packages of economic sanctions and accordingly additional sanctions have in due course likewise been incorporated into Norwegian domestic law. Consequently, the EU’s economic sanctions, either directly or as incorporated into Norwegian law, apply to the Opera Group’s companies, personnel and operations in Europe. For example, on December 16, 2022, the European Union adopted the December 2022 EU Sanctions, prohibiting the provision of "advertising services" to legal persons, entities or bodies established in Russia, and therefore we have subsequently terminated all advertising contracts with customers in Russia among other actions.

C.           Organizational Structure

The chart below summarizes our corporate structure and identifies all our principal subsidiaries and their places of incorporation as of the date of this annual report:

Opera Ltd.
(Cayman Islands)
100%
Opera Financial Technologies Ltd.
(United Kingdom)
Opera Holding AS
(Norway)
Opera Unite Pte. Ltd.
(Singapore)
Kunhoo Software Ltd.
(Hong Kong)
Opera Software Spain S.L.U.
(Spain)
Opera Services AS
(Norway)
Blueboard Ltd.
(Ireland)
Opesa South Africa (Pty) Ltd.
(South Africa)
Opera Norway AS
(Norway)
94%
O-Play Digital Services Ltd. (2)
(Nigeria)
80%
O-Play Kenya Ltd. (1)
(Kenya)
Phoneserve Technologies Co. Ltd.
(Kenya)
Opera Hosting Ltd.
(Canada)
Opera Software Americas LLC
(United States)
Opera Software Ireland Ltd.
(Ireland)
Opera Software International AS
(Norway)
Opera Sweden AB
(Sweden)
YoYo Games Ltd.
(United Kingdom)
Beijing Yuega Software Tech. Srvc. Co. Ltd. (3)
(PRC)
Opera Software India Pvt. Ltd. (4)
(India)
Opera Software Poland sp.z.o.o
(Poland)
Opera Software Tech. (Beijing) Co. Ltd.
(PRC)
Opera Software Netherlands B.V.
(Netherlands)

Notes:

(1)	20% held by nominee shareholders.
(2)	6% held by additional Opera group entities.
(3)	Variable interest entity, or VIE, contractually controlled by Opera Software International AS.
(4)	One share is held by Opera Norway AS.

D.           Property, Plants and Equipment

Our corporate headquarters is located in Oslo, Norway. Our principal technical development facilities are located in Wroclaw, Poland, Dundee, Scotland, Beijing, China and both Linköping and Gothenburg, Sweden. We also have offices in Nigeria, Ireland, France, Germany, Spain, England, South Africa and Kenya among other countries.

Our servers are hosted in leased data centers, primarily in the Netherlands, the United States, Canada, Nigeria, Kenya, South Africa and Singapore. The data centers in our network are owned and maintained for us by major domestic and international data center providers. We generally enter into leasing and hosting service agreements with renewal terms that range from one to three years.

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

For discussion related to our financial condition, changes in financial condition, and results of operations for 2021 compared to 2020, see “Item 5.A. - Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2021, which was filed with the SEC on April 26, 2022, and amended on June 28, 2022.

A.           Operating Results

Executive Overview of Full Year 2022 results

●	Total revenue was US$331.0 million, an increase of 32%, compared to 2021.

●	Search revenue was US$140.2 million, an increase of 15%, compared to 2021.

●	Advertising revenue was US$187.4 million, an increase of 51%, compared to 2021.

●	Net income was US$15.0 million, as compared to a net loss of US$44.0 million in 2021.

●	Adjusted EBITDA was US$68.1 million, an increase of 135%, compared to 2021.

The 32% increase in revenue from 2021 to 2022, corresponding to an increase of US$80.0 million in absolute amount, was driven by increased monetization on a per-user basis, a result of both underlying advertising demand and pricing factors as well as the growth of our browser and news user bases in higher revenue-per-user Western markets. In addition, advertising revenue, which in 2021 surpassed search revenue for the first time, continued to grow at a higher rate than search revenue, in large part driven by our Opera Ads audience extension platform.

Expenses and other items that are included in the calculation of adjusted EBITDA increased by US$41.0 million, or 18%, primarily a result of the US$41.1 million, or 747%, increase in cost of inventory sold, which includes the cost of advertising inventory sold on our Opera Ads platform. Marketing and distribution expenses remained the most significant cost item at US$115.0 million, a reduction of US$6.0 million, or 5% since 2021, while we continued to invest heavily in the user growth of our products in Western markets to accelerate our revenue growth. Personnel expenses excluding share-based remuneration increased by 2% from 2021 to US$65.3 million. As a result, our adjusted EBITDA was US$68.1 million in 2022, marking an increase of 135% compared to US$29.0 million in 2021.

Net income was US$15.0 million in 2022, an improvement compared to the net loss of US$44.0 million in 2021. Net finance expense of US$19.4 million in 2022 was the results of a net loss of US$35.4 million on our receivable due from the sale of our former investment in Nanobank, partially offset by a net gain of US$15.9 million on our investment program whereby we invested excess cash in listed equity securities. Depreciation and amortization decreased by US$5.7 million, or 29% since 2021, to US$13.9 million primarily as a result of certain intangible assets previously acquired in a business combination being fully amortized at the beginning of the year. Share-based remuneration decreased by 11% to US$9.3 million in 2022. Tax and all other items not included in adjusted EBITDA had a combined negative contribution of US$10.4 million to our 2022 net income.

Cash, cash equivalents and short-term investments in marketable securities totaled US$118.7 million as of December 31, 2022, a decrease from US$181.0 million as of December 31, 2021. The US$62.3 million decrease was caused by our stock repurchases from private placement with our pre-IPO shareholder, Qifei International Development Co., Ltd., a subsidiary of 360 Security Technology Inc., as well as open market transactions pursuant to our share repurchase program, totaling US$146.1 million in 2022 and reducing our outstanding share count by 26.7 million ADS equivalents, which was partially offset by the underlying cash generation of our operating activities, in the amount of US$56.7 million, as well as proceeds from sale of shares in former associates in the amount of US$36.9 million. Capital expenditure on fixed and intangible assets totaled US$10.0 million in 2022. In early 2023, we issued a dividend of US$0.80 per ADS to all our shareholders, representing an aggregate dividend of US$71.3 million. We continue to believe that our liquidity is sufficient to successfully navigate an extended period of uncertainty.

Key Metrics

We use certain key non-financial metrics to monitor and manage our business, most importantly our product adoption as measured by MAUs and the ARPU. We use these indicators to evaluate our business, measure our performance, identify trends affecting our business, formulate business plans, and make strategic decisions. We believe these indicators provide useful information to investors in understanding and evaluating our operating results in the same manner we do.

The following table presents certain of our user metrics for the periods indicated:

	Three months ended (1)
	Mar 31, 2021	Jun 30, 2021	Sept 30, 2021	Dec 31, 2021	Mar 31, 2022	Jun 30, 2022	Sept 30, 2022	Dec 31, 2022
	(in millions, except for ARPU)
Smartphone total average MAUs	225.9	220.0	215.6	208.7	203.4	198.4	198.0	196.6
PC browser average MAUs	78.6	78.0	74.1	77.3	77.7	73.4	72.8	75.5
Feature phone average MAUs	62.4	62.7	59.2	55.1	55.1	55.7	52.0	51.6
Other	3.7	3.8	2.8	2.0	0.8	0.8	1.0	0.7
Total MAUs	370.6	364.5	351.7	343.1	337.0	328.3	323.8	324.4
Annualized ARPU (US$) (2)	0.54	0.64	0.75	0.83	0.82	0.94	1.04	1.18

(1)	Average across the three months included in each period, with each month calculated as of its final day using a 30-day lookback window.
(2)	Search and advertising revenue in the quarter, divided by the quarter’s average MAUs and multiplied by four to annualize.

Our total smartphone average MAUs in the three months ended December 31, 2022, was 196.6 million. This figure comprises approximately 164 million smartphone browser users, and approximately 33 million users of the dedicated Opera News apps.

Our strategy has been to focus on and expand our marketing and distribution activities in Western markets while reducing our spending in certain emerging markets. From the fourth quarter of 2021 to the same quarter of 2022, this strategy led to a 16% increase in our total overall user base in Western markets and an 11% decrease in emerging markets, for an approximate 5% reduction in our overall global user base. As can be shown in our annualized ARPU metric, the monetization increases on a per-user basis resulting from this shift to Western markets reached 42% over the fourth quarter of 2021, fueling our strong growth in search and advertising revenues for the same quarter in 2022.

Macroeconomic Conditions

The prevailing global economic climate, the war in Ukraine and other macroeconomic conditions, including but not limited to slower growth or economic recession, high inflation, changes to fiscal and monetary policy and exchange rate fluctuations have adversely affected and may continue to adversely impact our business. The increase in interest rates by the Federal Reserve and overall market conditions have led to significant strengthening of the U.S. dollar against other global currencies in 2022. We continuously monitor the direct and indirect impacts of these circumstances on our business and financial results. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—The impact of worldwide economic conditions may adversely affect our business, operating results, and financial condition.”

Impact of COVID-19 Pandemic

Since early 2020, COVID-19 has impacted market and economic conditions globally, resulting in the implementation of significant governmental measures to control the spread of COVID-19 as well as changes in our user behavior and the businesses of our monetization partners. The full impact of the COVID-19 pandemic on our business, financial condition, and results of operations will depend on numerous evolving factors that we may not be able to accurately predict and that will vary by market, including the duration and scope of the pandemic, including any resurgences, the impact of the pandemic on economic activity, and actions taken by governments, businesses, and individuals in response. We will continue to actively monitor and respond accordingly to the changing conditions created by the pandemic. See “Item 3. Key Information –D. Risk Factors–Risks Related to Our Business and Industry–We face risks related to natural disasters, health epidemics or terrorist attacks, which could significantly disrupt our operations.”

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

Our Ability to Monetize

We have long and deep relationships with many of our major monetization partners. Changes in the revenue sharing or fee arrangements with our key monetization partners may materially affect our revenues, although we have not seen such material impacts to our revenues over the 2020 to 2022 period. However, for example, a change in the revenue sharing percentage paid by certain of our major partners such as Google or Yandex, or a change in their payment policies or other contractual arrangements, could impact our revenues, either positively or negatively. Likewise, with respect to certain major advertising partners, changes in the fee rate we receive per click or per sale may affect our revenues.

The growth, seasonality and strength of our major advertising partners’ businesses may also materially affect our revenues, positively or negatively. This has been illustrated by the COVID-19 pandemic where, for example, we have seen revenue decline from monetization partners in travel related businesses from 2020 to 2022, presumably due to pandemic related travel restrictions. At the same time, we have seen revenue increase from monetization partners with e-commerce businesses as more people buy online. Revenues from monetization partners in sports related businesses had been temporarily down when sporting events were suspended, and later on have recovered with even stronger demand as more people follow sporting events digitally. Such digital adoption was presumably accelerated due to pandemic related restrictions on attending live sporting events. Once the pandemic comes to an end, we may observe further unpredictable effects, positive or negative, on the businesses of some of our major advertising partners and by extension on our revenues.

Further, our revenue generation is affected by our ability to promote and improve our users’ experience with our partners’ services, and our ability to open advertising inventory. In 2022, we had approximately 571 monetization partners. We intend to maintain and deepen our relationships with current partners and attract more partners to increase and diversify our revenue sources. Our ability to further increase the number of partners primarily depends on whether we can provide integrated marketing services and help them more precisely reach their targeted users through our AI-powered content discovery platform.

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

Our Ability to Conduct and Manage Strategic Investments and Acquisitions

We have invested and expect to continue to invest in new businesses, products, services and technologies, and we have also invested in promising companies. Our financial results could be adversely affected by our investments or acquisitions. The investments and acquired assets or businesses may not generate the financial results we expect. They could result in occurrence of significant investments and goodwill impairment charges, amortization expenses for other intangible assets and credit losses on trade and other receivables. We may continue to incur impairment charges in connection with our investments or acquisitions, which could depress our profitability and have a material adverse impact on our financial results. See "Item 3. Key Information –D. Risk Factors–Risks Related to Our Business and Industry – Our investments in companies, new businesses and new products, services and technologies are inherently risky and could disrupt our ongoing businesses."

Key Components and Results of Operations

Results of Operations

The following table set forth our consolidated statement of operations data for each of the periods presented, in absolute terms and as percentage of revenue.

	Year ended December 31,
	2020		2021		2022
	(US$ in thousands, except for percentages)
Revenue	165,056	100%	250,991	100%	331,037	100%
Other income	11,542	7%	466	0%	469	0%
Operating expenses:
Technology and platform fees	(3,315)	(2)%	(4,472)	(2)%	(4,104)	(1)%
Content cost	(4,312)	(3)%	(3,712)	(1)%	(3,834)	(1)%
Cost of inventory sold	(700)	(0)%	(5,507)	(2)%	(46,650)	(14)%
Personnel expenses including share-based remuneration	(62,103)	(38)%	(74,450)	(30)%	(74,588)	(23)%
Marketing and distribution expenses	(47,860)	(29)%	(120,944)	(48)%	(114,988)	(35)%
Credit loss expense	(1,849)	(1)%	(557)	(0)%	(1,387)	(0)%
Credit loss expense related to divested joint venture	(10,476)	(6)%	-	-	-	-
Depreciation and amortization	(20,234)	(12)%	(19,600)	(8)%	(13,939)	(4)%
Impairment of non-financial assets	-	-	(5,624)	(2)%	(3,194)	(1)%
Other expenses	(28,197)	(17)%	(22,802)	(9)%	(27,015)	(8)%
Total operating expenses	(179,046)	(108)%	(257,668)	(103)%	(289,699)	(88)%
Operating profit (loss)	(2,448)	(1)%	(6,211)	(2)%	41,808	13%
Share of net income (loss) of equity-accounted investees	2,005	1%	(29,376)	(12)%	(6)	(0)%
Impairment of equity-accounted investee	-	-	(115,477)	(46)%	-	-
Fair value gain on investments	24,000	15%	116,561	46%	1,500	0%
Net finance income (expense):
Finance income	13,633	8%	123	0%	21,454	6%
Finance expense	(516)	(0)%	(6,912)	(3)%	(39,729)	(12)%
Foreign exchange gain (loss)	833	1%	(1,814)	(1)%	(1,157)	(0)%
Net finance income (expense)	13,950	8%	(8,603)	(3)%	(19,432)	(6)%
Profit (loss) before income taxes	37,507	23%	(43,106)	(17)%	23,870	7%
Income tax expense	(75)	(0)%	(43)	(0)%	(8,835)	(3)%
Profit (loss) from continuing operations	37,432	23%	(43,149)	(17)%	15,035	5%
Profit (loss) from discontinued operations	141,742	86%	(816)	(0)%	-	-
Net income (loss) attributable to owners of the parent	179,174	109%	(43,964)	(18)%	15,035	5%

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

	Year ended December 31,			Change
	2020	2021	2022	2021 vs. 2010	2022 vs. 2021
	(US$ in thousands, except for percentages)
Browser and News:
Search	84,180	121,961	140,162	44.9%	14.9%
Advertising	71,292	123,870	187,405	73.8%	51.3%
Technology licensing and other revenue	-	2,182	789	N/A	(63.8)%
Total segment revenue	155,472	248,013	328,356	59.5%	32.4%
Other:
Advertising	216	40	29	(81.5)%	(27.5)%
Technology licensing and other revenue	9,368	2,937	2,652	(68.6)%	(9.7)%
Total segment revenue	9,584	2,978	2,681	(68.9)%	(10)%
Total revenue	165,056	250,991	331,037	52.1%	31.9%

Browser and News

The Browser and News segment includes our PC and mobile browsers, Opera Gaming as well as the Opera News platform, which is integrated in our browsers and available as standalone apps. The segment also includes our Opera Ads platform.

The main categories of revenue in the Browser and News segment are search and advertising. Search revenue is generated when a user conducts a qualified search using a search partner, such as Google or Yandex, through the built-in combined address and search bar provided in our PC and mobile browsers, or when otherwise redirected to the search partner via browser functionality. Advertising revenue is generated by delivering advertising on our PC and mobile browsers, such as predefined bookmarks (Speed Dials), on Opera News, and on Opera network partners’ properties. Advertising revenue also includes income from all other user-generated activities other than search revenue, such as subscriptions to services that are provided by Opera or its partners.

Our search revenue increased to US$140.2 million in 2022 from US$122.0 million in 2021, representing an increase of 15%. The increase represents both underlying monetization improvements by our search partners and the growth of our browser user base in Western markets where advertisers typically pay more to be promoted. As our search revenue is based on revenue share arrangements with our search partners, these factors together have a direct positive impact on our search revenue. Search revenue accounted for 48.6% and 42.3 % of our total revenue in 2021 and 2022, respectively.

Our advertising revenue in the Browser and News segment increased to US$187.4 million in 2022 from US$123.9 million in 2021, representing an increase of 51.3%. This growth was primarily fueled by the growth of our Opera Ads platform where we leveraged third party inventories to meet the demand we sourced from advertisers. Advertising revenue in the segment accounted for 49.4 and 56.6% of our total revenue in 2021 and 2022, respectively.

Technology licensing and other revenue include income from the sale of software and licenses to GameMaker Studio, a platform for developing games. Following our decision in 2021 to make GameMaker Studio free to use while continuing to offer paid subscriptions with premium features, the amount of revenue from GameMaker Studio has been declining. From 2021 to 2022, technology and other revenue within the Browser and News segment declined from US$2.2 million to US$0.8 million.

Other

The Other segment includes licensing of our proprietary technology to third parties, and provisions of related maintenance, support and hosting services, provision of professional services, and provision of customized browser configurations to mobile operators.

Our technology licensing and other revenue in the Other segment decreased to US$2.7 million in 2022 from US$2.9 million in 2021.

Other Operating Income

Other operating income includes items of income that are not generated from our ordinary activities. For example, other operating income includes gains on disposals of property, equipment, intangible assets and subsidiaries. Other operating income also includes government grants related to income.

	Year ended December 31,			Change
	2020	2021	2022	2021 vs. 2020	2022 vs. 2021
	(US$ in thousands, except for percentages)
Other operating income	11,542	466	469	(96.0)%	0.6%
As a percentage of revenue	7.0%	0.2%	0.1%

Our other operating income remained stable at US$0.5 million from 2021 to 2022. Similar to 2021, other operating income in 2022 primarily included various individually immaterial items of incidental income that were not generated from our ordinary activities.

Technology and Platform Fees

Technology and platform fees primarily comprise of (i) costs of any platform or collection service used to facilitate subscription services where we are the principal in the transaction, and (ii) transaction and communication platform expenses. We expect such individual components within this cost category to stay relatively stable as a percentage of the related revenue streams.

	Year ended December 31,			Change
	2020	2021	2022	2021 vs. 2020	2022 vs. 2021
	(US$ in thousands, except for percentages)
Technology and platform fees	3,315	4,472	4,104	34.9%	(8.2)%
As a percentage of revenue	2.0%	1.8%	1.2%

Our technology and platform fees decreased from US$4.5 million in 2021 to US$4.1 million in 2022. The main reason for the decrease was that we reduced the use of external platforms for compliance-related services required in our former European fintech business.

Content Cost

Content cost mainly consists of revenue shares to content creators on our platforms such as Opera News Hub, and payments to publishers and monetization partners related to our Browser and News segment. We continue our efforts to increase the amount of content available on our applications by onboarding more European and American publishers. Another significant part of content cost is cashback cost where we share part of the cashback with our customers. We expect this cost category to stay relatively stable as a percentage of the related revenue streams, although given its limited relative size we may see continued fluctuations as observed in prior periods.

	Year ended December 31,			Change
	2020	2021	2022	2021 vs. 2020	2022 vs. 2021
	(US$ in thousands, except for percentages)
Content cost	4,312	3,712	3,834	(13.9)%	3.3%
As a percentage of revenue	2.6%	1.5%	1.2%

Our content cost was relatively stable from 2021 to 2022, increasing by US$0.1 million to US$3.8 million.

Cost of Inventory Sold

Cost of inventory sold consists primarily of the cost for third party advertising inventory that is sold to our customers along with Opera owned inventory to better serve our advertisers’ demand. We expect this cost category to grow as a percentage of the advertising revenue stream as we see it driving incremental profitability of our advertising efforts.

	Year ended December 31,			Change
	2020	2021	2022	2021 vs. 2020	2022 vs. 2021
	(US$ in thousands, except for percentages)
Cost of inventory sold	700	5,507	46,650	686.7%	747.2%
As a percentage of revenue	0.4%	2.2%	14.1%

In 2022, the cost of inventory sold increased by 747.2% to US$46.7 million, or 24.9% of advertising revenue within the Browser and News segment. This growth was driven mainly by the development of Opera Ads platform, our audience extension product.

Personnel Expenses Including Share-based Remuneration

Our personnel expenses including share-based remuneration primarily consist of salaries and bonuses with applicable social security costs, external temporary hire costs and other personnel-related expenses, as well as share-based remuneration, including related social security costs. Personnel expenses are net of capitalized development expenses. We expect our personnel expenses to increase in absolute amounts in the foreseeable future due to the anticipated growth of business and expansion of our global operations, as well as periodic salary adjustments.

In 2022, Kunlun, our parent company, enrolled certain of our employees in its share incentive plan under which these employees have received options issued by Kunlun as a compensation for services provided to us. We do not have any obligation to settle the awards granted by Kunlun but grants from Kunlun to our employees are accounted for as equity-settled share-based payments in our consolidated financial statements, similar to those grants awarded under our own share incentive plan.

	Year ended December 31,			Change
	2020	2021	2022	2021 vs. 2020	2022 vs. 2021
	(US$ in thousands, except for percentages)
Personnel expenses excluding share-based remuneration	57,397	63,984	65,284	11.5%	2.0%
Share-based remuneration, including related social security tax	4,706	10,466	9,304	122.4%	(11.1)%
Total personnel expenses, including share-based remuneration	62,103	74,450	74,588	19.9%	0.2%
As a percentage of revenue	37.6%	29.7%	22.5%

Our personnel expenses including share-based remuneration was relatively stable from 2021 to 2022, increasing by US$0.1 million to US$74.6 million. Cash-based compensation expenses increased by 2.0%, from US$64.0 million in 2021 to US$65.3 million in 2022. This was caused by an increase in the average number of staff in 2022 as compared to 2021, and salary adjustments, partially offset by the strengthening of the U.S. Dollar. Share-based remuneration expenses decreased by 11.1%, from US$10.5 million in 2021 to US$9.3 million in 2022, primarily due to granting and vesting schedules of the underlying share awards. For additional details of our personnel expenses in 2022, including share-based remuneration, see Note 5 to our consolidated financial statements included elsewhere in this annual report.

Marketing and Distribution Expenses

Marketing and distribution expenses primarily consist of performance-based campaigns associated with our browser and news businesses. We expect our marketing and distribution expenses to remain consistent or possibly increase slightly relative to 2022 as measured in absolute terms, while decreasing as a percent of total revenue following increased scale and completion of the initial launch of our initiatives to grow our user base in Western markets.

	Year ended December 31,			Change
	2020	2021	2022	2021 vs. 2020	2022 vs. 2021
	(US$ in thousands, except for percentages)
Marketing and distribution expenses	47,860	120,944	114.988	152.7%	(4.9)%
As a percentage of revenue	29.0%	48.3%	34.7%

Our marketing and distribution expenses decreased to US$115.0 million in 2022 from US$120.9 million in 2021, representing a decrease of 4.9%. Marketing and distribution expenses related to Opera News declined from US$59.0 million in 2021 to US$26.0 million in 2022, partly offset by increases in marketing and distribution expenses for our other products and services, such as for Opera GX, which increased by US$18.0 million to US$29.0 million in 2022.

Credit Loss Expense

Our credit loss expense is mainly related to provisions for expected credit losses on trade receivables and consists of specific provisions where risk of credit loss has been determined by management as well as general provisions determined based on the aging of the trade receivables. Changes in credit loss expense is affected by our ability to collect our trade receivables, the credit risk of the markets in which we operate as well as general market conditions affecting our trade partners.

	Year ended December 31,			Change
	2020	2021	2022	2021 vs. 2020	2022 vs. 2021
	(US$ in thousands, except for percentages)
Credit loss expense	1,849	557	1,387	(69.9)%	149.2%
As a percentage of revenue	1.1%	0.2%	0.4%

Our credit loss expense was US$1.4 million in 2022, as compared to US$0.6 million in 2021. The increase is largely a result of increase in provisions in line with our revenue growth and higher provisions in emerging markets compared to 2021.

In 2020, we incurred significant credit losses on trade and other receivables due from a former joint venture, which we divested from during that year. Due to the significance and specific circumstances related to the expected credit losses on those receivables, we determined that it was appropriate to include the expense on a separate line item in our statement of operations.

	Year ended December 31,			Change
	2020	2021	2022	2021 vs. 2020	2022 vs. 2021
	(US$ in thousands, except for percentages)
Credit loss expense related to divested joint venture	10,476	-	-	(100.0)%	N/A
As a percentage of revenue	6.3	N/A	N/A

See Note 13 to our consolidated financial statements included elsewhere in this annual report for more information about our credit loss expense, including credit loss expense related to the divested joint venture.

Depreciation and Amortization

Depreciation cost primarily relates to purchased equipment and servers as well as leasehold improvements. Amortization cost primarily relates to intangible assets such as technology and customer relationships as well as capitalized development. Depreciation and amortization are driven by the amounts of assets we acquire and intangible assets we develop, and the expected useful lives of these assets.

	Year ended December 31,			Change
	2020	2021	2022	2021 vs. 2020	2022 vs. 2021
	(US$ in thousands, except for percentages)
Depreciation and amortization	20,234	19,600	13,939	(3.1)%	(28.9)%
As a percentage of revenue	12.3%	7.8%	4.2%

We had depreciation and amortization of US$13.9 million in 2022 compared to US$19.6 million in 2021, representing a decrease of 28.9%. This decrease was primarily due to certain intangible assets formerly acquired in a business combination being fully amortized at the beginning of 2022. See Notes 10 and 11 to our consolidated financial statements included elsewhere in this annual report for more information.

Impairment of Non-financial Assets

Impairment of non-financial assets include impairment losses on our fixed and intangible assets. Impairment losses arise when the recoverable amount of the individual asset or the cash-generating unit to which it belongs is less than the carrying amount of the asset or group of assets.

	Year ended December 31,			Change
	2020	2021	2022	2021 vs. 2020	2022 vs. 2021
	(US$ in thousands, except for percentages)
Impairment of non-financial assets	-	5,624	3,194	N/A	(43.2)%
As a percentage of revenue	N/A	2.2%	1.0%

The impairment of non-financial assets in 2022 was US$3.2 million as we fully impaired certain non-core intangible assets. See Note 11 to our consolidated financial statements included elsewhere in this annual report for more information.

Other Operating Expenses

Our other operating expenses primarily consist of hosting expenses, audit and advisory fees, software license fees, rent and other office expenses, and travel expenses. We expect our other operating expenses to increase in absolute amounts in the foreseeable future due to the anticipated growth of our business as well as public company costs.

	Year ended December 31,			Change
	2020	2021	2022	2021 vs. 2020	2022 vs. 2021
	(US$ in thousands, except for percentages)
Other operating expenses	28,197	22,802	27,015	(19.1)%	18.5%
As a percentage of revenue	17.1%	9.1%	8.2%

Our other operating expenses increased by 18.5% in 2022 compared to 2021, from US$22.8 million to US$27.0 million. All categories of other operating expenses increased in 2022 compared to 2021, with the biggest increase being hosting, which increased by US$1.6 million followed by travel with an increase of US$1.0 million. See Note 6 to our consolidated financial statements included elsewhere in this annual report for more information.

Share of Net Income (Loss) of Equity-accounted Investees

Our share of net income (loss) of equity-accounted investees includes the income or loss recognized from our associates and joint venture. In early 2022, we sold all our shares in Nanobank, an associate which we classified as held for sale as of December 31, 2021. Subsequent to that sale, our only remaining equity-accounted investee is nHorizon, a joint venture. In 2022, our share of losses of nHorizon exceeded our interest in the company, which resulted in us discontinuing to recognize our share of further losses. If nHorizon subsequently reports profits, we will resume to recognize our share of those profits only after our share of the profits equals the share of losses not recognized. We do not expect to recognize a material amount of net profits from our investment in nHorizon.

	Year ended December 31,			Change
	2020	2021	2022	2021 vs. 2020	2022 vs. 2021
	(US$ in thousands, except for percentages)
Share of net income (loss) of equity-accounted investees	2,005	(29,376)	(6)	(1,565.1)%	(100.0)%
As a percentage of revenue	1.2%	(11.7)%	(0.0)%

Our share of net loss of equity-accounted investees was US$0 million in 2022 compared to a share of net loss of US$29.4 million in 2021. Our share of net loss in 2021 predominantly arose due to Nanobank recognizing the impacts of impairments and provisions related to its halting of operations in India. See Note 12 to our consolidated financial statements included elsewhere in this annual report for more information.

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

	Year ended December 31,			Change
	2020	2021	2022	2021 vs. 2020	2022 vs. 2021
	(US$ in thousands, except for percentages)
Impairment of equity-accounted investee	-	(115,477)	-	N/A	(100.0)%
As a percentage of revenue	N/A	(46.0)%	N/A

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

Fair Value Gain on Investments

We hold investments in ordinary and preferred shares in OPay, ordinary shares in Fjord Bank and we held preferred shares in Star X in 2022, all of which were accounted for at fair value through profit or loss. Changes in the fair value of these shares are recognized as fair value gains (or losses) on investments. While Star X was classified as an associate of Opera, our investment in preferred shares in this company was accounted for at fair value because they gave access to returns that are not only associated with the underlying ownership interest.

	Year ended December 31,			Change
	2020	2021	2022	2021 vs. 2020	2022 vs. 2021
	(US$ in thousands, except for percentages)
Fair value gain on investments	24,000	116,561	1,500	385.7%	(98.7)%
As a percentage of revenue	14.5%	46.4%	0.5%

In 2022, we recognized an unrealized fair value gain of US$1.5 million on our shares in OPay. In 2021, we recognized a total fair value gain of US$116.6 million, of which US$88.1 million represented both realized and unrealized gains related to the shares in OPay and US$28.5 million was related to the shares in Star X, which was disposed of in April 2022. See Note 12 to our consolidated financial statements included elsewhere in this annual report for more details on the value of the preferred and ordinary shares.

Net Finance Income (Expense)

Our finance income primarily includes interest income on deposits of cash with financial institutions and the net gain on investments in marketable securities. Our finance expense primarily includes losses on our receivables from the sale of Nanobank and Star X, interest expense on our leases and interest-bearing loans, and the net loss on investments in marketable securities.

Since 2018, we have adopted an investment program under which up to US$70 million of our capital may be used for investments in listed equity securities. The maximum amount allocated to the investment program varied over time based on accumulated gains or losses. The objective of the investment program was to preserve capital while generating long-term capital growth by achieving the highest possible return on invested capital relative to the risk taken. We engaged Kunlun Group Limited, a subsidiary of Kunlun, to be the manager of the investment program, while our chairman and chief executive officer had oversight of the program. In February 2023, the investment program was terminated after the remaining portfolio of marketable securities was sold in the market. See Note 3 to our consolidated financial statements included elsewhere in this annual report for more information on our capital management.

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

	Year ended December 31,			Change
	2020	2021	2022	2021 vs. 2020	2022 vs. 2021
	(US$ in thousands, except for percentages)
Finance income	13,633	123	21,454	(99.1)%	17,351.0%
As a percentage of revenue	8.3%	0.0%	6.5%
Finance expense	516	6,912	39,729	1,239.5%	474.8%
As a percentage of revenue	0.3%	2.8%	12.0%
Foreign exchange gain (loss)	833	(1,814)	(1,157)	(317.8)%	(36.2)%
As a percentage of revenue	0.5%	(0.7)%	(0.3)%
Net finance income (expense)	13,950	(8,603)	(19,432)	(161.7)%	125.9%

We recorded a net finance expense of US$19.4 million in 2022, compared to a net finance expense of US$8.6 million in 2021.

Our receivable from the sale of Nanobank was measured at fair value through profit or loss. As of December 31, 2022, we estimated the fair value of the receivable to be US$76.3 million based on the present value of future expected cash flows, which resulted in a net loss in 2022 of US$35.4 million, comprising of interest income of US$2.4 million recognized as finance income and fair value loss of US$37.9 million recognized as a finance expense.

In 2022 we generated a net gain of US$15.9 million from our investment program whereby we invest excess cash in listed equity securities. The gain was recognized as finance income. In 2021, the investment program resulted in a loss of US$4.9 million.

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

Certain intra-group funding of subsidiaries of the Company has resulted in tax benefits on interest charged between these subsidiaries. We expect that such tax benefits will not be of significant importance in future periods, in isolation resulting in a marginal increase of our expected future effective tax rate. However, our investments in unconsolidated companies are not taxed at Opera’s level, but within such separate companies. These investments represent a significant factor in our historically low effective tax rate. As these investments are further expected to provide financial gains to us in the future, either in terms of our share of profit, and/or realized or unrealized gains on the shares held, we expect a continuation of this factor to our effective tax rate as well in future periods.

	Year ended December 31,			Change
	2020	2021	2022	2021 vs. 2020	2022 vs. 2021
	(US$ in thousands, except for percentages)
Income tax expense	75	43	8,835	(43.1)%	20,599.9%
As a percentage of revenue	0.0%	0.0%	2.7%

We recorded an income tax expense of US$8.8 million in 2022, as compared to an income tax expense of US$0.0 million in 2021. The effective tax rate, expressed as the percentage of income tax expenses to profit before income taxes, was 37.0% in 2022, as compared to an effective tax rate of negative 0.1% in 2021. Variance versus statutory tax rates is mainly driven by non-taxable finance expenses and changes in deferred tax assets and liabilities. See Note 8 to our consolidated financial statements included elsewhere in this annual report for more detail.

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

	Year ended December 31,			Change
	2020	2021	2022	2021 vs. 2020	2022 vs. 2021
	(US$ in thousands, except for percentages)
Profit (loss) from discontinued operations	141,742	(816)	-	(100.6)%	N/A
As a percentage of revenue	85.9%	(0.3)%	N/A

In 2022, we did not recognize any profit or loss from discontinued operations. In 2021, we recognized a loss from discontinued operations of US$0.8 million related to a provision for expected credit losses on receivables due from former customers in the retail business that was terminated in 2020.

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

Browser and News

	Year ended December 31,
	2020	2021	2022
	(US$ in thousands)
Revenue:
Search	84,180	121,961	140,162
Advertising	71,292	123,870	187,405
Technology licensing and other revenue	-	2,182	789
Total revenue	155,472	248,013	328,356
Direct expenses:
Technology and platform fees	(3,315)	(3,899)	(4,103)
Content cost	(4,312)	(3,712)	(3,834)
Cost of inventory sold	-	(5,506)	(46,650)
Other cost of revenue	140	-	-
Marketing and distribution expenses	(47,042)	(120,385)	(114,522)
Credit loss expense	(568)	(557)	(1,436)
Total direct expenses	(55,097)	(134,059)	(170,545)
Contribution by segment	100,375	113,954	157,811

The Browser and News segment contributed US$157.8 million in 2022, corresponding to 48.1% of segment revenue and compared to US$114.0 million or 45.9% of segment revenue in 2021. The segment revenue increased by US$80.3 million, or 32.4%, in 2022 compared to 2021, driven by advertising revenue increasing by 51.3% to US$187.4 million and search revenue by 14.9% to US$140.2 million. The increase in revenue was partly offset by increases in segment expenses, predominantly cost of inventory sold, which increased by US$41.1 million, or 747.3%, to US$46.7 million.

Other

	Year ended December 31,
	2020	2021	2022
	(US$ in thousands)
Revenue:
Search	-	-	-
Advertising	216	40	29
Technology licensing and other revenue	9,368	2,937	2,652
Total revenue	9,584	2,978	2,681
Direct expenses:
Technology and platform fees	-	(573)	(1)
Content cost	-	-	-
Cost of inventory sold	(700)	(1)	-
Other cost of revenue	(3,925)	-	-
Marketing and distribution expenses	(818)	(559)	(466)
Credit loss expense	(1,281)	-	49
Total direct expenses	(6,724)	(1,132)	(418)
Contribution by segment	2,860	1,846	2,263

The Other segment, which mainly includes licensing of our proprietary technology and professional services, contributed US$2.3 million in 2022, or 84.4% of segment revenue, compared to US$1.8 million or 62.0% of segment revenue in 2021.

Non-IFRS Financial Measures

Adjusted EBITDA and Adjusted Net Income (Loss)

We collect and analyze operating and financial data to evaluate the health of our business and assess our performance. In addition to revenue, net income (loss), operating profit (loss), and other financial measures under IFRS, we use adjusted EBITDA and adjusted net income (loss), which are described below, to evaluate our business. We use these non-IFRS financial measures for financial and operational decision-making and as means to evaluate period-to-period comparisons. While these non-IFRS financial measures should not be considered substitutes for, or superior to, the financial information prepared and presented in accordance with IFRS, we believe that these measures provide meaningful supplemental information regarding our performance by excluding certain items that may not be indicative of recurring core business operating results.

We believe these non-IFRS financial measures are useful to investors both because (1) they allow for greater transparency with respect to key metrics used by management in its financial and operational decision-making and (2) they are used by our institutional investors and the analyst community to help them analyze the health of our business. Accordingly, we believe that these non-IFRS financial measures provide useful information to investors and others in understanding and evaluating our operating results in the same manner as our management team and board of directors. Our calculation of these non-IFRS financial measures may differ from similarly-titled non-IFRS measures, if any, reported by our peers.

We define adjusted EBITDA as net income (loss) excluding (i) profit (loss) from discontinued operations, (ii) income tax (expense) benefit, (iii) net finance income (expense), (iv) share of net income (loss) of equity-accounted investees, (v) impairment of equity-accounted investees, (vi) fair value gain (loss) on investments, (vii) depreciation and amortization, (viii) impairment of non-financial assets, (ix) share-based remuneration, (x) credit loss expense related to divested joint venture, (xi) non-recurring expenses, and (xii) other operating income.

We define adjusted net income (loss) as net income (loss) excluding (i) profit (loss) from discontinued operations, (ii) amortization of acquired intangible assets, (iii) amortization of Nanobank intangible assets, (iv) share-based remuneration, (v) credit loss expense related to divested joint venture, (vi) non-recurring expenses, and (vii) the income tax expense (benefit) related to the preceding items.

The following table presents reconciliations of adjusted EBITDA and adjusted net income (loss) to net income, the most directly comparable IFRS financial measure, for the periods indicated.

	Year ended December 31,
	2020	2021	2022
	(US$ in thousands)
Reconciliation of net income (loss) to adjusted EBITDA:
Net income (loss)	179,174	(43,964)	15,035
Add (deduct):
(Profit) loss from discontinued operations	(141,742)	816	-
Income tax expense (benefit)	75	43	8,835
Net finance expense (income)	(13,950)	8,603	19,432
Share of net loss (income) of equity-accounted investees	(2,005)	29,376	6
Impairment of equity-accounted investee	-	115,477	-
Fair value loss (gain) on investments	(24,000)	(116,561)	(1,500)
Depreciation and amortization	20,234	19,600	13,939
Impairment of non-financial assets	-	5,624	3,194
Share-based remuneration	4,706	10,466	9,304
Credit loss expense related to divested joint venture	10,476	-	-
Non-recurring expenses (1)	3,543	-	308
Other operating income	(11,542)	(466)	(469)
Adjusted EBITDA	24,971	29,013	68,084

Reconciliation of net income (loss) to adjusted net income (loss):
Net income (loss)	179,174	(43,964)	15,035
Add (deduct):
(Profit) loss from discontinued operations	(141,742)	816	-
Amortization of acquired intangible assets	5,354	4,906	2,580
Amortization of Nanobank intangible assets (2)	2,584	7,037	-
Share-based remuneration	4,706	10,466	9,304
Credit loss expense related to divested joint venture	10,476	-	-
Non-recurring expenses (1)	3,543	-	1,517
Income tax adjustment (3)	(1,219)	(1,366)	(512)
Adjusted net income (loss)	62,876	(22,105)	27,923

(1)

The amount of non-recurring expenses in 2022 added when adjusting the net income (loss) to adjusted net income (loss) included US$1.2 million classified as finance expenses in the separate reconciliation of adjusted EBITDA.

(2)	The amortization of Nanobank intangible assets was included in the line “Share of net income (loss) of equity-accounted investees” and relates to excess values from the Nanobank valuation.
(3)	Reversal of tax benefit related to the social security cost component of share-based remuneration and deferred taxes on the amortization of acquired intangible assets.

B.           Liquidity and Capital Resources

Cash Flows and Working Capital

Our principal source of liquidity is cash generated from our operating activities. As of December 31, 2021 and 2022, we had US$102.9 million and US$52.4 million, respectively, in cash and cash equivalents. Cash and cash equivalents consist of cash on hand, checking and demand deposits and restricted cash. As of December 31, 2022, we also had US$66.3 million in marketable securities, which we held for the purpose of increasing the return on cash not needed to meet short-term cash commitments. See Note 3 to our consolidated financial statements included elsewhere in this annual report for more information on our capital management.

In early 2023, we issued a dividend of US$0.80 per ADS to all our shareholders, representing an aggregate dividend of US$71.3 million. US$59.0 million of the aggregate dividend payable was offset against receivables of the same amount due from two of our shareholders, as outlined in Note 18 to our consolidated financial statements included elsewhere in this annual report.

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

The following table sets forth a summary of our cash flows for the periods indicated.

	For the year ended December 31,
	2020	2021	2022
	(US$ in thousands)
Summary Consolidated Cash Flow:
Net cash provided by (used in) operating activities	93,324	26,564	56,662
Net cash provided by (used in) investing activities	2,956	(49,703)	44,450
Net cash provided by (used in) financing activities	(100,972)	(6,683)	(150,578)
Net increase (decrease) in cash and cash equivalents	(4,692)	(29,822)	(49,465)
Cash and cash equivalents at beginning of the period	139,487	134,168	102,876
Effects of exchange rate change on cash and cash equivalents	(627)	(1,472)	(996)
Cash and cash equivalents at end of the period	134,168	102,876	52,414

Operating Activities

Net cash provided by operating activities was US$56.7 million in 2022. Operating profit in 2022 of US$41.8 million, adjusted for non-cash items such as depreciation, amortization and share-based payment of US$25.8 million, contributed a total of US$67.6 million, partially offset by unfavorable changes in items of working capital such as trade receivables and payables by US$7.8 million. Income taxes paid in 2022 amounted to US$3.1 million.

Investing Activities

Net cash from investing activities was US$44.5 million in 2022, which was primarily attributable to US$36.9 million in proceeds from the sale of shares in Star X and Nanobank, and US$16.2 million in net proceeds from sale of marketable securities held as part of our investment program. Cash used in investing activities included US$6.8 million of development expenditure and US$3.2 million used to purchase equipment.

Financing Activities

Net cash used in financing activities was US$150.6 million in 2022, which was primarily attributable to our share repurchase program under which we repurchased shares for US$146.1 million. Payment of lease liabilities amounted to US$3.8 million.

Capital Expenditures

We made capital expenditures of US$5.9 million and US$10.0 million in 2021 and 2022, respectively. In these periods, our capital expenditures were used for purchase of equipment and capitalized development cost.

Off-balance Sheet Arrangements

As of December 31, 2022, we did not have any off-balance sheet arrangements that had or were reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2022.

	Payment Due by Period
	Total	Less Than 1 Year	1-5 Years	More than 5 Years
	(US$ in thousands)
Trade and other payables	46,937	46,937	-	-
Lease liabilities (1)	8,285	3,084	3,990	1,211
Interest-bearing loans including interest	146	146	-	-
Income tax payable	1,133	1,133	-	-
Other liabilities	12,220	12,152	-	68
Total contractual commitments	68,721	63,452	3,990	1,279

(1)	Represents mainly leases of office properties and server equipment for hosting purposes.

A guarantee has been made by us in favor of Dell Bank International d.a.c., or Dell, as a security for all our present and future lease liabilities (as the lessee) to Dell. This guarantee is limited to a principal amount of US$10.2 million, with the addition of any interests, costs and/or expenses accruing on the liabilities and/or as a result of non-fulfilment of the liabilities. The guarantee is valid for 10 years from January 17, 2017.

Other than those shown above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2022.

C.           Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Technology.” and “Item 4. Information on the Company—B. Business Overview— Intellectual Property.”

D.           Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any other trends, uncertainties, demands, commitments or events for the period from January 1, 2022, to December 31, 2022, that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial conditions.

E.           Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with IFRS as issued by the International Accounting Standards Board, or the IASB. See Note 2 to our consolidated financial statements included elsewhere in this annual report for a description of our critical accounting estimates.

Item 6. Directors, Senior Management and Employees

A.           Directors and Senior Management

The following table provides information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Yahui Zhou	46	Chairman of the Board and Chief Executive Officer
Lin Song	42	Director and Co-Chief Executive Officer
Xiaoling Qian	34	Director
Tian Jin	43	Director
Lori Wheeler Næss	52	Independent Director
Trond Riiber Knudsen	59	Independent Director
James Liu	50	Independent Director
Frode Jacobsen	40	Chief Financial Officer

Yahui Zhou has served as our chairman and chief executive officer since July 2016. Mr. Zhou is the controlling shareholder of Kunlun Tech Co., Ltd. (300418:CH), a global internet company listed on the Shenzhen Stock Exchange, and had served as a director from April 2020 to May 2021, the chairman of the board from March 2011 to April 2020, and an executive director and general manager from March 2008 to March 2011 in Kunlun. Prior to that, he served as general manager of Beijing JiNaiTe Internet Technology Co., Ltd. from March 2007 to March 2008. From November 2005 to March 2007, Mr. Zhou was an executive officer in charge of new business development at RenRen Inc., a NYSE-listed company. From September 2000 to January 2004, Mr. Zhou was general manager of Beijing Huoshen Technology Co., Ltd. Mr. Zhou received his bachelor’s degree in mechanical engineering and his master’s degree in optical engineering from Tsinghua University in 1999 and 2006, respectively.

Lin Song has served as our co-chief executive officer since August 2020 and as a member of our board of directors since October 2022. He has worked for our group beginning in 2002 in Oslo, Norway and served as our chief operating officer from March 2017 to August 2020. Mr. Song has an engineering background and has served in various roles inside our group, including project manager of one of our group’s earliest initiatives to enable full web browsing on mobile devices and as director of engineering delivery. Later on, he served as general manager of Opera’s subsidiary in China and assisted in the establishment of Opera’s R&D center in Beijing. Mr. Song has also served as a director of Otello Corporation ASA (OSE: OTELLO), a Norwegian internet company, since June 2020. Mr. Song obtained a bachelor’s degree in information systems from the University of International Business and Economics in 2004.

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

Tian Jin was a member of our board of directors from December 2019 until June 2021, rejoining our board of directors in October 2022. Mr. Jin held positions of the vice general manager and secretary of the board of Kunlun Tech Co., Ltd. (300418:SZ), a global internet company listed on the Shenzhen Stock Exchange, from 2015 to 2018, the general manager since July 2020 to May 2021, and has been serving as a director since November 2018 and chairman of the board since July 2020. Prior to that, Mr. Jin had six years of experience in the banking industry. He held the positions of vice president of the customer development department of Nanjing Bank Beijing branch from 2010 to 2011 and vice president of the bank’s Beichuan sub-branch from 2011 to 2015, and he also served as a key account manager of Agricultural Bank of China Beijing branch from 2009 to 2010. Before that, Mr. Jin worked at Heyi Ceramics (Shanghai) Co., Ltd., a high-end ceramics manufacturing company, where he served as the managing director and supervisor from 2000 to 2009. Mr. Jin received his bachelor’s degree in marketing management from Upper Iowa University in 2006.

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

Trond Riiber Knudsen has served as our independent director since July 2018. Mr. Knudsen has served as the founder and CEO of TRK Group AS, an Oslo-based investment and advisory firm since June 2015. He worked at McKinsey & Company, a management consulting firm and served as a senior partner with responsibility for the company’s marketing and sales practice from August 1992 to June 2015. Mr. Knudsen received his sivilingeniør (equivalent of a Master of Science degree) in structural engineering from the Norwegian University of Science and Technology in 1987 and a master’s degree in business administration from Harvard University in 1992.

James Liu has served as our independent director since July 2019. Mr. Liu had over 20 years of experience with China’s high growth internet and technologies companies. From January 2008 to now, Mr. Liu served as an executive director and chief operating officer of RenRen Inc., a NYSE-listed company. Prior to that, in September 2003, he founded UUME.com (which was later acquired by RenRen in May 2005), one of the earliest social networking service websites in China. Previously, from February 2002 to August 2003, Mr. Liu served as the founding product management director at Fortinet (NASDAQ: FTNT), a Nasdaq-listed network security solution provider. From July 2000 to January 2002, he served as a product manager at Siebel Systems Inc., a U.S. software company. Mr. Liu started his career as a management consultant at Boston Consulting Group in China from September 1995 to August 1998. Mr. Liu earned his bachelor’s degree in computer science from Shanghai Jiao Tong University in 1995 and later received his MBA degree from Stanford University in 2000.

Frode Jacobsen has served as the chief financial officer of our group since April 2016. Prior to becoming our chief financial officer, he has worked as the senior vice president responsible for strategic initiatives beginning in February 2015 and as the senior director for corporate development beginning in January 2013. Prior to joining our group, Mr. Jacobsen worked for McKinsey & Company, a management consulting firm which conducts qualitative and quantitative analyses to inform management decisions across the public and private sectors, beginning in August 2008 and served as engagement manager before he left the position in January 2013. Mr. Jacobsen had served as a director of Otello Corporation ASA (OSE: OTELLO), a Norwegian internet company, from December 2016 to June 2020. He graduated with a master’s degree in management from HEC Paris in 2008 and obtained his bachelor’s degree in economics and business administration from Norwegian School of Economics in 2006.

Board Diversity Matrix

The table below illustrates our board diversity matrix as of the date of this annual report.

Board Diversity Matrix
Country of Principal Executive Offices:	Norway
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	7
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	2	2	-	3
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	1
LGBTQ+	-
Did Not Disclose Demographic Background	5

B.           Compensation

Compensation of Directors and Executive Officers

In 2020, 2021 and 2022, we paid an aggregate of US$2.1 million, US$2.1 million and US$2.4 million, respectively, in cash and benefits to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. We have no service contracts with any of our directors providing for benefits upon termination of employment.

Share Incentive Plan

We maintain a share incentive plan in order to attract, motivate, retain and reward talent, provide additional incentives to our officers, employees, directors and other eligible persons, and promote the success of our business and the interests of our shareholders.

We adopted the 2017 Restricted Share Unit Plan on April 7, 2017 and later adopted an Amended and Restated Share Incentive Plan on January 10, 2019, or the Plan, to promote the success of our business and the interests of our employees and shareholders by providing long term incentives in the form of Restricted Share Units, or RSUs, or Options, together with the RSUs, collectively the Awards, to attract, motivate, retain and reward our officers, employees, directors and other eligible persons and to link their interests with those of our shareholders.

Under this Plan, up to a maximum of 20,000,000 ordinary shares are available for Awards, corresponding to 10,000,000 ADSs. Each vested RSU (as reported) entitles the participant of the Plan to receive one ADS, subject to adjustments for dividend payments. Each vested option entitles the participant of the Plan to purchase one ADS at a defined price. As of December 31, 2022, 6,521,675 RSUs and Options to purchase 100,000 ADSs have been granted, net of forfeitures.

In February 2023, we completed the payment of special dividend of US$0.80 per ADS to all of our shareholders, and as a consequence of this special dividend, non-exercised RSU grants in Opera were adjusted with a dividend yield, resulting in an increase of 218,020 RSUs. For details of our adjusted RSU grants and new Award grants in 2023 up to the date of this annual report, see Note 18 to our consolidated financial statements included elsewhere in this annual report.

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

Vesting Schedule and Other Restrictions. The plan administrator has discretion in making adjustments in the individual vesting schedules and other restrictions applicable to the Awards granted under the Plan. The default vesting period is four years. So long as Yahui Zhou is a member of the Board, he has authority to cancel equity instruments for any participant of this Plan that are scheduled to vest in the current vesting period, based solely on his assessment that such participant’s professional performance has not been in line with the Company’s expectations. The vesting period is set forth in each Award agreement.

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

Name	Type of Awards Granted	Ordinary Shares Underlying Outstanding Awards Granted	Price (US$/Share)	Date of Grant	Date of Expiration
Yahui Zhou	-	-	-	-	-
Lin Song	*	*	*	04/2017, 12/2019, 02/2023	11/2021, 01/2026, 01/2027
Xiaoling Qian	-	-	-	-	-
Tian Jin	-	-	-	-	-
Lori Wheeler Næss	-	-	-	-	-
Trond Riiber Knudsen	-	-	-	-	-
James Liu	-	-	-	-	-
Frode Jacobsen	*	*	*	04/2017, 02 and 05/2021, 02/2023	11/2021, 01/2027

*            The outstanding awards held by each of these directors and executive officers represent less than 1% of our total outstanding shares.

Kunlun's Share Incentive Plan

In 2022, Kunlun, our parent company, enrolled certain of our employees in its share incentive plan under which these employees have received options issued by Kunlun as a compensation for services provided to us. We do not have any obligation to settle the awards granted by Kunlun but grants from Kunlun to our employees are accounted for as equity-settled share-based payments in our consolidated financial statements, similar to those grants awarded under our own share incentive plan. None of our directors or executive officers are awarded with any options under Kunlun's share incentive plan. For details of Kunlun's share incentive plan in 2022, see Note 5 to our consolidated financial statements included elsewhere in this annual report.

C.           Board Practices

Our board of directors consists of seven directors. A director is not required to hold any shares in our company to qualify to serve as a director. A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with our company is required to declare the nature of his interest at a meeting of our directors. A general notice given to the directors by any director to the effect that he is a member, shareholder, director, partner, officer or employee of any specified company or firm and is to be regarded as interested in any contract or transaction with that company or firm is deemed a sufficient declaration of interest for the purposes of voting on a resolution in respect to a contract or transaction in which he has an interest, and after such general notice it is not necessary to give special notice relating to any particular transaction. Subject to any separate requirement for audit committee approval under applicable law or the Nasdaq Stock Market Rules and disqualification by the chairman of the relevant board meeting, a director may vote in respect of any contract, proposed contract, arrangement or transaction notwithstanding that he may be interested therein and if he does so his vote is counted and he is counted in the quorum at any meeting of the directors at which any such contract, proposed contract, arrangement or transaction is considered, provided that the nature of the interest of any directors in such contract or transaction is disclosed by him at or prior to its consideration and any vote in that matter. Our board of directors may exercise all of the powers of our company to borrow money, to mortgage or charge its undertaking, property and uncalled capital, or any part thereof, and to issue debentures, debenture stock or other securities whenever money is borrowed or as security for any debt, liability or obligation of our company or of any third party. None of our directors has a service contract with us that provides for benefits upon termination of service.

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

Compensation Committee. Our compensation committee consists of Trond Riiber Knudsen, James Liu and Xiaoling Qian, and is chaired by Trond Riiber Knudsen. Trond Riiber Knudsen and James Liu both satisfy the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules. As a controlled company and foreign private issuer, we have elected to not have our compensation committee consist of entirely independent directors. Our compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated upon. The compensation committee is responsible for, among other things:

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

Terms of Directors and Executive Officers

Each of our directors holds office until his or her successor has been elected and qualified, until his or her resignation or until his or her office is otherwise vacated in accordance with our memorandum and articles of association. All of our executive officers are appointed by and serve at the discretion of our board of directors. Our directors may be appointed or removed from office by an ordinary resolution of shareholders. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found to be or becomes of unsound mind; (iii) resigns by notice in writing to our company; (iv) without special leave of absence from our board of directors, is absent from three consecutive meetings of the board and the board resolves that his office be vacated; (v) is prohibited by law from being a director; or (vi) is removed pursuant to our amended and restated memorandum and articles of association then in effect. The compensation of our directors is determined by the board of directors. There is no mandatory retirement age for directors.

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

D.           Employees

We had 630 and 606 full-time employees as of December 31, 2021 and 2022, respectively. As of December 31, 2022, 74% of our full-time employees served research and development roles. The following table sets forth the number of employees in each functional area as of the date indicated.

	As of December 31, 2022
Area	R&D	Other	Total
Browser and News	309	45	354
Gaming	68	10	78
AdTech	34	2	36
Sales & Commercial	1	24	25
Hosting & Infrastructure	18	-	18
Other	1	3	4
Group functions	16	75	91
Total	447	159	606

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

The calculations in the table below are based on 179,684,494 ordinary shares issued and outstanding as of the date of this annual report, equivalent to 89,842,247 ADSs in Opera Limited.

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

Directors and Executive Officers: (1)	Ordinary Shares Beneficially Owned	Percentage of Total Voting Power held (%†)
Yahui Zhou (2)	147,520,286	82.1%
Lin Song	*	*
Xiaoling Qian	-	-*
Tian Jin	-	-
Lori Wheeler Næss	*	*
Trond Riiber Knudsen	*	*
James Liu	-	-
Frode Jacobsen	*	*

Principal Shareholders:
Kunlun Tech Limited (3)	128,020,286	71.2%
Keeneyes Future Holding Inc. (4)	19,500,000	10.9%

*	Less than 1% of our total outstanding shares.
†

For each person and group included in this column, percentage ownership is calculated by dividing the number of ordinary shares beneficially owned by such person or group, including shares that such person or group has the right to acquire within 60 days after the date of this annual report, by the sum of (i) 179,684,494, which is the total number of ordinary shares outstanding as of the date of this annual report, and (ii) the number of ordinary shares that such person or group has the right to acquire beneficial ownership within 60 days after the date of this annual report. The ordinary shares outstanding as of the date of this annual report excludes shares on deposit with our depositary bank but for which the corresponding ADSs are held by Opera as a result of, for example, Opera’s share repurchase programs. See "Item 16E Purchases of Equity Securities by the Issuer and Affiliated Purchasers” for further information.

(1)	Unless otherwise indicated, the business address of our directors and executive officers is Vitaminveien 4, 0485 Oslo, Norway.
(2)

Represents (i) 125,666,666 ordinary shares and 1,176,810 ADSs held by Kunlun Tech Limited, a limited liability company incorporated in Hong Kong, of which 68.03% of the equity interest is owned by Kunlun Group Limited, a company incorporated in Hong Kong and wholly owned by Kunlun, and 31.97% of the equity interest is owned directly by Kunlun, a company incorporated in the People’s Republic of China, in which Mr. Zhou is the controlling shareholder, and (ii) 9,750,000 ADSs held by Keeneyes Future Holding Inc., an exempted company established in the Cayman Islands, which is wholly owned by Perfect Fortune Consultancy Limited, a company limited by shares incorporated in the British Virgin Islands. Perfect Fortune Consultancy Limited is controlled by The Prosperity Trust, with Trident Trust Company (HK) Limited as the trustee and Mr. Zhou as the settlor and beneficiary.

(3)

Represents 125,666,666 ordinary shares and 1,176,810 ADSs held by Kunlun Tech Limited, a limited liability company incorporated in Hong Kong. The equity interest of Kunlun Tech Limited is 68.03% owned by Kunlun Group Limited, a company incorporated in Hong Kong and wholly owned by Kunlun, and 31.97% owned directly by Kunlun, a company incorporated in the People’s Republic of China, in which Mr. Zhou is the controlling shareholder. As of the date of this annual report, Mr. Zhou directly holds 12.2% of the equity interest and indirectly holds 16.0% of the equity interest of Kunlun through Xinyu Yingrui Century Software R&D Center L.P., a limited partnership established in the People’s Republic of China, or Xinyu Yingrui, which is co-owned by Mr. Zhou and his ex-wife. Mr. Zhou, holds 54.8% of the equity interest of Xinyu Yingrui and, as the general partner, has sole decision making authority in terms of how the partnership exercises its ownership rights in Kunlun Tech Co., Ltd. The registered address of Kunlun Tech Limited is FLAT/RM 3561, 35/F, Central Plaza, 18 Harbour Road, Wanchai, HK. The business address of Kunlun Group Limited is RM 3508, 35/F., Central Plaza, 18 Harbour Road, Wanchai, Hong Kong. The business address of Kunlun is 46 Xizongbu Hutong, Mingyang International Center, Block B, Dongcheng District, Beijing 100005, People’s Republic of China.

(4)

Represents 9,750,000 ADSs held by Keeneyes Future Holding Inc., an exempted company established in the Cayman Islands. Keeneyes Future Holding Inc. is wholly owned by Perfect Fortune Consultancy Limited, a company limited by shares incorporated in the British Virgin Islands. Perfect Fortune Consultancy Limited is controlled by The Prosperity Trust, with Trident Trust Company (HK) Limited as the trustee and Mr. Zhou as the settlor and beneficiary. The registered address of Keeneyes Future Holding Inc., is P.O. Box 2075, George Town, Grand Cayman, KY1-1105, Cayman Islands. The registered address of Perfect Fortune Consultancy Limited is Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands.

As of the date of this annual report, we had no ordinary shares outstanding that were held by a record holder in the United States. None of our shareholders has informed us that it is affiliated with a registered broker-dealer or is in the business of underwriting securities. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

F.            Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

Item 7. Major Shareholders and Related Party Transactions

A.           Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.           Related Party Transactions

Transactions with Certain Shareholders

On April 21, 2022, we sold our 19.4% ownership interest in Star X to Kunlun for a fixed consideration of US$83.5 million in cash. Kunlun is a shareholder in Opera and our parent company, while Star X is a fellow subsidiary of Kunlun. We received an initial US$28.4 million installment in 2022, with the remaining consideration to be paid in two equal installments by December 31 of 2023 and 2024, with no contingencies. Kunlun will pay a simple annual interest of 3.5% on the deferred payments.

On October 17, 2022, we completed the repurchase of 46,750,000 ordinary shares, equivalent to 23,375,000 ADSs, for US$128.6 million from our pre-IPO shareholder Qifei International Development Co. Ltd., which consequently is no longer a shareholder in Opera. This repurchase of ordinary shares was made separately from the share repurchase program for our ADSs.

As of December 31, 2022, we sold certain software to Kunlun in exchange for the right to receive 1% of net profits generated from the software, if any, limited to US$5.0 million.

In 2022, Kunlun granted equity awards involving equity instruments of Kunlun to certain of our employees as compensation for services these employees provide to us. We do not have any obligation to settle the share-based payment transactions.

We acquired services from Kunlun, including a lease of office property in Beijing, China, and engineering services. Certain costs that we incur due to being a subsidiary of Kunlun are reimbursed by Kunlun. Similarly, we incurred certain costs related to personnel who were engaged by Star X, which were reimbursed by Star X to us.

Kunlun provided investment management services to us under an investment and management agreement. In exchange for the services provided, we are required to pay an investment management fee, which is subject to the discretion of our chairman and chief executive officer but limited to 8% of the net gain from the investment activity, less related expenses. The investment management fee for 2022 was US$0.3 million.

On January 12, 2023, we entered into a share transfer agreement with Kunlun Tech Limited and Keeneyes Future Holding Inc., each a shareholder of our company, for the sale of marketable securities which we held as part of our investment program. The share transfer agreement granted us the right and obligation to sell a variable number of marketable securities on January 31, 2023, to be determined by us but subject to an upper limit, for a fixed price per security sold determined as the average closing price 15 trading days preceding the agreement. The transaction closed with a sufficient number of securities sold to offset the dividends announced by us on January 12, 2023, and payable to Kunlun Tech Limited and Keeneyes Future Holding Inc., equal to a total consideration of US$59.0 million. At the date of closing, the market value of the securities based on their then-quoted price per share was US$74.0 million.

Transactions with Other Related Parties

nHorizon:

We have a commercial advertising services agreement with nHorizon, a joint venture, under which nHorizon received 30% of the advertising revenue it generated for us.

Beijing OFY:

We provided engineering services to Beijing OFY Co., Ltd., or Beijing OFY, a company in which our chairman and chief executive officer is part of key management personnel. We invoiced Beijing OFY based on time spent.

Additional details of our transactions with related parties are provided in Note 17 to our consolidated financial statements included elsewhere in this annual report.

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

Legal and Administrative Proceedings

From time to time, we are subject to various legal proceedings, investigations and claims incidental to the conduct of our business. Such proceedings can be costly and time consuming, and are inherently unpredictable. Therefore, no assurance can be given of the final outcome of any proceeding or that such proceeding will not materially impact our financial condition or results of operation. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We are subject to risks related to litigation, including intellectual property claims and regulatory disputes.”

As of the date of this annual report, we are not a party to, nor are we aware of, any other legal proceeding, investigation or claim which, in the opinion of our management, is likely to have an adverse material effect on our business, financial condition or results of operations. We may periodically be subject to legal proceedings, investigations and claims relating to our business. We may also initiate legal proceedings to protect our rights and interests.

Dividend Policy

In February 2023, we paid a special dividend of US$0.80 per ADS, or US$0.40 per ordinary share, to all of our shareholders of record as of the close of business on January 30, 2023. The aggregate amount of the cash dividend was approximately US$71 million. Other than this dividend payment, we have not paid any cash dividends on our ordinary shares since our initial public offering. We do not have any committed plan to pay regular cash dividends on our ordinary shares in the foreseeable future.

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

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. For our cash requirements, including any payment of dividends to our shareholders, we may rely on our substantial cash position as further described in Item 14 of this annual report. Subject to our memorandum and articles of association, the Companies Act (As Revised) of the Cayman Islands and the common law of the Cayman Islands we may further rely upon payments from our operating entities. We may rely on a combination of dividend payments from our subsidiaries in markets we operate such as Norway. Regulations in Norway where we utilize dividend payments may restrict the ability of our subsidiaries to pay dividends to us.

B.           Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9. The Offer and Listing

A.           Offer and Listing Details

Our ADSs have been listed on the Nasdaq Global Select Market since July 27, 2018, and traded under the symbol “OPRA.” Each ADS represents two ordinary shares.

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

The ADS is a financial instrument with shares in Opera Limited, an exempted company incorporated under the laws of the Cayman Islands with limited liability, as the underlying object. For Norwegian tax purposes, the ADSs will not be covered by the participation exemption since the underlying object is an entity in a low tax jurisdiction outside the EEA. For limited liability companies (and certain similar entities) resident in Norway for tax purposes, dividends from the ADSs will be considered as taxable income. Gains on realization (including sales) of the ADSs will also be considered as taxable income for limited liability companies (and certain similar entities) resident in Norway for tax purposes. The tax rate for 2022 for limited liability companies (and certain similar entities) is 22% and will be 22% for 2023.

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

Under a published IRS Notice, common or ordinary shares, or ADSs representing such shares (such as our ADSs), are considered to be readily tradable on an established securities market in the United States if they are listed on the Nasdaq Global Select Market, as our ADSs are (but not our ordinary shares). Based on existing guidance, it is unclear whether the ordinary shares will be considered to be readily tradable on an established securities market in the United States, because only our ADSs, and not the underlying ordinary shares, are listed on a securities market in the United States. We believe, but we cannot assure you, that dividends we pay on the ordinary shares that are represented by our ADSs, but not on the ordinary shares that are not so represented, will, subject to applicable limitations, be eligible for the reduced rates of taxation applicable to “qualified dividend income.”

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

Any non-United States withholding taxes imposed on dividends paid to you with respect to our ADSs or ordinary shares may be treated as foreign taxes eligible for deduction or credit against your United States federal income tax liability, subject to the various limitations and disallowance rules that apply to foreign tax credits generally (including that the election to deduct or credit foreign taxes applies to all of your other applicable foreign taxes for a particular tax year). For purposes of calculating the foreign tax credit limitation, dividends paid to you with respect to our ADSs or ordinary shares will be treated as income from sources outside the United States and generally will constitute passive category income, or in certain cases, general category income. The rules relating to the determination of the foreign tax credit are complex, U.S. regulations have imposed additional requirements that must be met for a foreign tax to be creditable, and you should consult your tax advisors regarding the availability of a foreign tax credit in your particular circumstances.

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

Any gain or loss that you recognize on a disposition of our ADSs or ordinary shares generally will be treated as United States-source income or loss for foreign tax credit limitation purposes. Under U.S. regulations, non-United States withholding tax imposed on such U.S. source gain may not constitute a creditable tax. You should consult your tax advisors regarding the proper treatment of gain or loss, as well as the availability of a foreign tax credit, in your particular circumstances.

Passive Foreign Investment Company

Based on the market price of our ADSs, the value of our assets and the nature and composition of our income and assets, we do not believe that we were a PFIC for United States federal income tax purposes for our taxable year ended December 31, 2022, although there can be no assurances in this regard The determination of PFIC status is based on an annual determination that cannot be made until the close of a taxable year, involves extensive factual investigation, including ascertaining the fair market value of all of our assets on a quarterly basis and the character of each item of income that we earn, and is subject to uncertainty in several respects. Moreover, we cannot assure you that the IRS will agree with any position that we take. Accordingly, there can be no assurance that we will not be treated as a PFIC for any taxable year or that the IRS will not take a contrary position to any determination we make.

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

Changes in the nature or composition of our income or assets, including as a result of our investment in new businesses, products, services and technologies, may cause us to be or become a PFIC. The determination of whether we will be a PFIC for any taxable year may depend in part upon the value of our goodwill and other unrecorded intangibles not reflected on our balance sheet (which may depend upon the market value of our ADSs or ordinary shares from time to time, which may be volatile) and also may be affected by how, and how quickly, we spend our liquid assets and the cash we generate from our operations and raise in any offering. In estimating the value of our goodwill and other unrecorded intangibles, we have taken into account our market capitalization. Among other matters, if our market capitalization declines, we may be or become a PFIC for the current or future taxable years because our liquid assets and cash (which are for this purpose considered assets that produce passive income) may then represent a greater percentage of the value of our overall assets. Further, while we believe our classification methodology and valuation approach are reasonable, it is possible that the IRS may challenge our classification or valuation of our goodwill and other unrecorded intangibles, which may result in our being or becoming a PFIC for our taxable year ended December 31, 2022, the current taxable year or one or more future taxable years.

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

J.            Annual Report to Security Holders

Not applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Quantitative and qualitative disclosures about our exposure to market risks are provided in Note 16 to our consolidated financial statements included elsewhere in this annual report.

Item 12. Description of Securities Other Than Equity Securities

A.           Debt Securities

Not applicable.

B.           Warrants and Rights

Not applicable.

C.           Other Securities

Not applicable.

D.           American Depositary Shares

The Bank of New York Mellon, as depositary, registered and delivered ADSs, each representing two ordinary shares of the Company. The depositary’s office at which the ADSs are administered and its principal executive office is located at 240 Greenwich Street, New York, New York 10286.

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

US$0.05 (or less) per ADS	Any cash distribution to ADS holders
A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders
US$0.05 (or less) per ADS per calendar year	Depositary services
Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares
Expenses of the depositary	Cable and facsimile transmissions (when expressly provided in the deposit agreement) Converting foreign currency to U.S. Dollars
Taxes and other governmental charges the depositary or the custodian have to pay on any ADSs or shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	As necessary
Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

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

Payments by Depositary

In 2022, we did not receive payments from The Bank of New York Mellon, the depositary bank for our ADS program.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

See “Item 10. Additional Information” for a description of the rights of shareholders, which remain unchanged.

Item 15. Controls and Procedures

A. Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this annual report, as required by Rule 13a-15(b) under the Exchange Act. Based upon that evaluation, our management has concluded that as a result of the material weakness in internal control over financial reporting described below, as of December 31, 2022, our disclosure controls and procedures were ultimately not effective.

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

As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2022, based on the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our management has concluded that our internal control over financial reporting as of December 31, 2022, was not effective due to the presence of control deficiencies related to certain accounting transactions, and related IT dependencies, that in the aggregate represented a material weakness in our internal control over financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's consolidated financial statements will not be prevented or detected on a timely basis.

Material Weakness

We did not maintain effective internal control over certain accounting transactions. Specifically, we did not perform all controls that were designed and implemented to address the identified risks of misstatements, including sufficiently analyzing and assessing transactions and complex accounting matters based on the accounting requirements, and preparing and reviewing contemporaneous accounting documentation. Moreover, we did not sufficiently assess and address the IT dependencies related to business process controls. While there have been improvements throughout the year, there continued to be insufficient capacity to perform all controls at a sufficiently detailed level and in a timely manner These deficiencies represented a material weakness in our internal control over financial reporting. To our knowledge, the deficiencies did not result in a material misstatement to the consolidated financial statements. However, the deficiencies created a possibility that a material misstatement to the consolidated financial statements would not be prevented or detected on a timely basis, and accordingly, a remediation plan is being undertaken.

Our management has performed additional analysis and mitigation controls and procedures in preparing our consolidated financial statements. We have concluded that our consolidated financial statements, in all material respects, fairly present our financial condition, results of operations and cash flows at and for the periods presented. Apart from the material weakness described above, our management has not identified any other deficiencies that have led management to conclude that the company’s internal control over financial reporting was not effective.

Remediation Plan

Our management is actively undertaking remediation efforts to address the material weakness identified above through the following actions:

●

We will undertake measures to standardize, clarify and automate control procedures for enhanced effectiveness. This initiative will prioritize the integration of control procedures into routine and ongoing processes while ensuring proper documentation and timely execution.

●	We will enhance the quality of the IT general controls over systems involved in processing key financial information, addressing IT dependencies for business process controls.

●

We recognize the criticality of maintaining and enhancing the overall internal control environment. We will prioritize training of personnel involved in the performance of internal controls to ensure continuous improvement and effective operation. We have engaged external support and will continue to do so if and when we determine that it is necessary.

These remediation measures may be time-consuming, costly, and might place significant demands on our financial and operational resources. Further, we may not be able to complete them by the end of 2023. However, once completed, management believes the remediation plan will effectively resolve the deficiencies constituting the material weakness. As the remediation plan is implemented, management may take additional measures or modify the plan described above.

C. Attestation Report of the Registered Public Accounting Firm

This annual report on Form 20-F does not include an attestation report on internal control over financial reporting of the company’s registered public accounting firm due to a transition period established by rules of the SEC for emerging growth companies.

D. Changes in Internal Control Over Financial Reporting

Management has evaluated, with the participation of our chief executive officer and chief financial officer, whether any changes in our internal control over financial reporting that occurred during our last fiscal year have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Management has concluded that while we are making progress on remediating our material weakness, including having performed a comprehensive risk assessment, designed, and implemented appropriate controls, as well as monitored the effectiveness of those controls, we cannot at this stage conclude that our internal control over financial reporting has sufficiently improved during the period covered by this annual report on Form 20-F.

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

Item 16B. Code of Ethics

We have adopted a code of business conduct and ethics that applies to all of our directors, officers and employees, including our chief executive officer and chief financial officer. We have filed our code of business conduct and ethics as Exhibit 99.1 to our registration statement on Form F-1 (file No. 333-226017) initially filed with the SEC on June 29, 2018, which is incorporated by reference thereto in this annual report. Our code of business conduct and ethics is also available on our website at https://investor.opera.com. We hereby undertake to provide to any person without charge, a copy of our code of business conduct and ethics within ten working days after we receive such person’s written request.

Item 16C. Principal Accountant Fees and Services

KPMG AS, Oslo, Norway (PCAOB ID 1363), is our independent registered public accounting firm. The following table sets forth the aggregate fees for professional services and other services rendered by KPMG AS for the years ended December 31, 2021 and 2022.

	For the Year Ended December 31,
	2021	2022
	(US$ in thousands)
Audit fees	2,095	1,832
Audit-related fees	33	-
Tax fees	25	23
All other fees	-	-

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

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Prior to 2022, we have historically repurchased an aggregate of 7,476,455 ADSs under two separate share repurchase programs announced in 2018 and 2020, which were terminated in 2019 and 2021, respectively.

On January 20, 2022, we announced that our board of directors had approved a new share repurchase program, or the 2022 Share Repurchase Program, which authorized us to execute the repurchase of up to US$50 million of ADSs by March 31, 2024, in any form that management may deem appropriate.

The following table provides information about the ADSs we repurchased during the year ended December 31, 2022.

Period	(a) Total Number of ADSs (1) Purchased	(b) Average Price Paid per ADS (1)	(c) Total Number of ADSs (1) Purchased as Part of Publicly Announced Plans or Programs (2)	(d) Maximum Number (or Approximate Dollar Value) of ADSs that May Yet Be Purchased Under the Plans or Programs (2)
February 24, 2022 to February 28, 2022	5,065	US$6.00	5,065	US$49,969,630
March 1, 2022 to March 31, 2022	564,287	US$5.32	564,287	US$46,965,183
April 1, 2022 to April 30, 2022	335,182	US$5.62	335,182	US$45,082,379
May 1, 2022 to May 31, 2022	553,497	US$5.40	553,497	US$42,092,660
June 1, 2022 to June 30, 2022	366,579	US$4.79	366,579	US$40,336,516
July 1, 2022 to July 31, 2022	266,894	US$4.92	266,894	US$39,023,861
August 1, 2022 to August 31, 2022	361,649	US$4.98	361,649	US$37,223,939
September 1, 2022 to September 30, 2022	273,193	US$4.58	273,193	US$35,973,771
October 1, 2022 to October 31, 2022	183,228	US$4.33	183,228	US$35,180,769
November 1, 2022 to November 30, 2022	211,214	US$5.04	211,214	US$34,115,303
December 1, 2022 to December 31, 2022	233,707	US$5.82	233,707	US$32,754,690
Total	3,354,495	US$5.14	3,354,495	US$32,754,690

(1)	Each ADS represents two ordinary shares.
(2)	All purchases were under the 2022 Share Repurchase Program.

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

Our current corporate governance practices differ from Nasdaq corporate governance requirements for U.S. companies in certain respects, as summarized below:

●

Rule 5605(b)(1) of the Nasdaq Stock Market Rules requires a Nasdaq-listed company to have a majority of the board be independent. In this regard we have elected to adopt the practices of our home country, the Cayman Islands, which practices do not require a majority independent board; and

●

Rule 5605(d)(2) of the Nasdaq Stock Market Rules requires a Nasdaq-listed company to have a compensation committee composed solely of independent directors to determine or recommend the compensation of the executive officers of the company. In this regard we have elected to adopt the practices of our home country, the Cayman Islands, which practices do not require that any of the members of a company’s compensation committee be independent directors.

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
2.2

Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 from our registration statement on Form F-1 (File No. 333-226017) filed publicly with the SEC on June 29, 2018)

2.3

Form of Deposit Agreement among the registrant, the depositary and owners and holders of the ADSs (incorporated by reference to Exhibit 4.3 from our registration statement on Amendment No. 2 to Form F-1 (File No. 333-226017) filed publicly with the SEC on July 23, 2018)

2.4

Description of the Rights of Securities Registered under Section 12 of the Securities Act (incorporated herein by reference to Exhibit 2.4 to the Company’s annual report on Form 20-F (File No. 001-38588) filed publicly with the SEC on June 11, 2021, and as amended on June 28, 2021)

4.1

Amended and Restated Share Incentive Plan, dated as of January 10, 2019, as currently in effect (incorporated by reference to Exhibit 10.1 from our registration statement on Form S-8 (File No. 333-229285) filed publicly with the SEC on January 10, 2019)

4.2

Form of Indemnification Agreement between the Registrant and each of the directors and executive officers of the Registrant (incorporated by reference to Exhibit 10.2 from our registration statement on Form F-1 (File No. 333-226017) filed publicly with the SEC on June 29, 2018)

4.3

Form of Employment Agreement between the Registrant and each executive officer of the Registrant (incorporated by reference to Exhibit 10.3 from our registration statement on Amendment No. 1 to Form F-1 (File No. 333-226017) filed publicly with the SEC on July 13, 2018)

4.4

Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.11 from our registration statement on Amendment No. 1 to Form F1 (File No. 333-226017) filed publicly with the SEC on July 13, 2018)

4.5

Amendment and Restatement Agreement to the Google Distribution Agreement, dated as of December 15, 2021, by and between Opera Norway AS (formerly known as Opera Software AS) and Google Ireland Limited (certain provisions of this exhibit have been omitted pursuant to Instruction No. 4 to Exhibits in Form 20-F) (incorporated herein by reference to Exhibit 4.4 to the Company’s annual report on Form 20-F (File No. 001-38588) filed publicly with the SEC on April 26, 2022 and as amended on June 28, 2022)

4.6

Marketing and Advertising Services Agreement between Opera Norway AS and Mobimagic Digital Technology Limited, effective April 1, 2020 (incorporated herein by reference to Exhibit 4.16 to the Company’s annual report on Form 20-F (File No. 001-38588) for the year ended December 31, 2020, filed with the SEC on June 11, 2021, and as amended on June 28, 2021)

4.7

Addendum No. 1 to the Marketing and Advertising Services Agreement between Opera Norway AS and Mobimagic Digital Technology Limited, effective October 1, 2020, by and among Opera Norway AS, Ying Liang Limited, and Mobimagic Digital Technology Limited (incorporated herein by reference to Exhibit 4.17 to the Company’s annual report on Form 20-F (File No. 001-38588) for the year ended December 31, 2020, filed with the SEC on June 11, 2021, and as amended on June 28, 2021)

4.8*	Share Transfer Agreement, dated as of April 20, 2022, by and between Opera Limited and Kunlun Tech Limited, regarding the sale of certain shares of Star Group Interactive Inc.
8.1*	Significant Subsidiaries and Consolidated Affiliated Entities of the Registrant
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

Date: April 20, 2023

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Opera Limited:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Opera Limited and subsidiaries (the Company) as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2022, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

Oslo, Norway

April 20, 2023

Consolidated Statement of Operations

		Year ended December 31,
[US$ thousands, except per ADS and share amounts]	Notes	2020	2021	2022
Revenue	4	165,056	250,991	331,037
Other operating income	4	11,542	466	469
Operating expenses:
Technology and platform fees	4	(3,315)	(4,472)	(4,104)
Content cost	4	(4,312)	(3,712)	(3,834)
Cost of inventory sold	4	(700)	(5,507)	(46,650)
Personnel expenses, including share-based remuneration	5	(62,103)	(74,450)	(74,588)
Marketing and distribution expenses	4	(47,860)	(120,944)	(114,988)
Credit loss expense	4, 13	(1,849)	(557)	(1,387)
Credit loss expense related to divested joint venture	13	(10,476)	-	-
Depreciation and amortization	10, 11	(20,234)	(19,600)	(13,939)
Impairment of non-financial assets	11	-	(5,624)	(3,194)
Other operating expenses	6	(28,197)	(22,802)	(27,015)
Total operating expenses		(179,046)	(257,668)	(289,699)
Operating profit (loss)		(2,448)	(6,211)	41,808
Share of net income (loss) of equity-accounted investees	12	2,005	(29,376)	(6)
Impairment of equity-accounted investee	12	-	(115,477)	-
Fair value gain on investments	12	24,000	116,561	1,500
Net finance income (expense):
Finance income	7	13,633	123	21,454
Finance expense	7, 13	(516)	(6,912)	(39,729)
Foreign exchange gain (loss)	7	833	(1,814)	(1,157)
Net finance income (expense)		13,950	(8,603)	(19,432)
Profit (loss) before income taxes		37,507	(43,106)	23,870
Income tax expense	8	(75)	(43)	(8,835)
Profit (loss) from continuing operations		37,432	(43,149)	15,035
Profit (loss) from discontinued operations	3	141,742	(816)	-
Net income (loss) attributable to owners of the parent		179,174	(43,964)	15,035

Earnings per ADS and per share for profit (loss) from continuing operations (1):
Basic earnings per ADS, US$	9	0.32	(0.37)	0.14
Diluted earnings per ADS, US$	9	0.32	(0.37)	0.14
Basic earnings per share, US$	9	0.16	(0.19)	0.07
Diluted earnings per share, US$	9	0.16	(0.19)	0.07
Earnings per ADS and per share for net income (loss) (1):
Basic earnings per ADS, US$	9	1.53	(0.38)	0.14
Diluted earnings per ADS, US$	9	1.51	(0.38)	0.14
Basic earnings per share, US$	9	0.76	(0.19)	0.07
Diluted earnings per share, US$	9	0.75	(0.19)	0.07

(1)	Each ADS in Opera Limited (NASDAQ: OPRA) represents two ordinary shares.

The accompanying notes are an integral part of this financial statement.

Consolidated Statement of Comprehensive Income

		Year ended December 31,
[US$ thousands]	Notes	2020	2021	2022
Net income (loss)		179,174	(43,964)	15,035
Other comprehensive income (loss):
Items that may be reclassified to the Statement of Operations in subsequent periods (net of tax):
Exchange differences on translation of foreign operations		42	(1,156)	(3,477)
Reclassification of exchange differences on loss of control	3	2,936	-	(96)
Share of other comprehensive income (loss) of equity-accounted investees	12	(935)	227	-
Reclassification of share of other comprehensive loss of equity-accounted investees	12	-	-	708
Total other comprehensive income (loss)		2,043	(928)	(2,865)
Total comprehensive income (loss) attributable to owners of the parent		181,217	(44,891)	12,170

The accompanying notes are an integral part of this financial statement.

Consolidated Statement of Financial Position

		As of December 31,
[US$ thousands]	Notes	2021	2022
Assets:
Property and equipment	10	12,263	14,623
Intangible assets	11	103,627	99,983
Goodwill	11	430,378	429,445
Non-current receivables from sale of investments	12, 13	-	76,305
Non-current investments and financial assets	12, 16	2,883	2,643
Deferred tax assets	8	2,323	1,473
Total non-current assets		551,475	624,473

Trade receivables	13	43,864	57,923
Current receivables from sale of investments	12, 13	-	56,347
Other current receivables	13, 16	18,538	17,247
Prepayments	13	9,192	3,932
Marketable securities	3, 16	78,135	66,250
Cash and cash equivalents		102,876	52,414
Total cash, cash equivalents, and marketable securities		181,011	118,664
Assets held for sale	12	288,379	86,100
Total current assets		540,986	340,213
Total assets		1,092,460	964,686

Equity:
Share capital	9	24	18
Other paid in capital		824,832	824,832
Treasury shares	3	(60,453)	(206,514)
Retained earnings		249,155	273,262
Foreign currency translation reserve		(520)	(3,385)
Total equity attributable to owners of the parent		1,013,039	888,213

Liabilities:
Non-current lease liabilities and other loans	14	2,081	4,723
Deferred tax liabilities	8	6,532	7,352
Other non-current liabilities		23	68
Total non-current liabilities		8,635	12,143

Trade and other payables	15	38,378	46,937
Deferred revenue		1,092	995
Current lease liabilities and other loans	14	11,427	3,112
Income tax payable	8	763	1,133
Other current liabilities	15	19,125	12,152
Total current liabilities		70,786	64,330
Total liabilities		79,421	76,472
Total equity and liabilities		1,092,460	964,686

The accompanying notes are an integral part of this financial statement.

Consolidated Statement of Changes in Equity

		Number of shares outstanding		Equity attributable to owners of the parent
[US$ thousands, except for shares outstanding]	Notes	Ordinary shares	ADS equivalent (1)	Share capital	Other paid in capital	Treasury shares	Retained earnings	Foreign currency translation reserve	Total equity
As of January 1, 2020		237,826,326	118,913,163	24	824,832	(10,655)	99,513	(1,508)	912,206
Net income		-	-	-	-	-	179,174	-	179,174
Other comprehensive income		-	-	-	-	-	-	2,043	2,043
Share-based remuneration	5	-	-	-	-	-	4,521	-	4,521
Issuance of shares upon vesting of share-based remuneration	5	2,245,636	1,122,818	-	-	-	-	-	-
Reclassification of foreign currency translation reserve		-	-	-	-	-	126	(126)	-
Acquisition of treasury shares	3	(11,786,278)	(5,893,139)	-	-	(49,049)	-	-	(49,049)
As of December 31, 2020		228,285,684	114,142,842	24	824,832	(59,704)	283,334	409	1,048,895
Net loss		-	-	-	-	-	(43,964)	-	(43,964)
Other comprehensive loss		-	-	-	-	-	-	(928)	(928)
Share-based remuneration	5	-	-	-	-	-	9,785	-	9,785
Issuance of shares upon vesting of share-based remuneration	5	2,172,680	1,086,340	-	-	-	-	-	-
Acquisition of treasury shares	3	(166,632)	(83,316)	-	-	(749)	-	-	(749)
As of December 31, 2021		230,291,732	115,145,866	24	824,832	(60,453)	249,155	(520)	1,013,039
Net income		-	-	-	-	-	15,035	-	15,035
Other comprehensive income (loss)		-	-	-	-	-	-	(2,865)	(2,865)
Share-based remuneration	5	-	-	-	-	-	9,073	-	9,073
Issuance of shares upon vesting of share-based remuneration	5	1,597,500	798,750	-	-	-	-	-	-
Acquisition of treasury shares	3	(53,458,990)	(26,729,495)	(6)	-	(146,063)	-	-	(146,068)
As of December 31, 2022		178,430,242	89,215,121	18	824,832	(206,514)	273,262	(3,385)	888,213

(1)	Opera Limited has American depositary shares listed on the Nasdaq Global Select Market, each representing two ordinary shares in the company.

The accompanying notes are an integral part of this financial statement.

Consolidated Statement of Cash Flows

		Year ended December 31,
[US$ thousands]	Notes	2020	2021	2022
Cash flows from operating activities:
Profit (loss) before income taxes from continuing operations		37,507	(43,106)	23,870
Profit (loss) before income taxes from discontinued operations		139,792	(1,053)	-
Adjustments to reconcile profit (loss) before income taxes to net cash flows:
Share-based payment expense	5	4,521	9,785	9,073
Depreciation and amortization	10, 11	20,390	19,600	13,939
Impairment of non-financial assets	11	-	5,624	3,194
Share of net loss (income) of equity-accounted investees	12	(2,005)	29,376	6
Impairment of equity-accounted investee	12	-	115,477	-
Fair value gain on investments	12	(24,000)	(116,561)	(1,500)
Gain on disposal of emerging market fintech operations	3	(151,368)	-	-
Impact of divestment of joint venture	12	1,834	-	-
Net finance expense (income)	7	(11,980)	8,603	18,224
Other adjustments		(1,466)	(1,833)	(452)
Changes in working capital:
Change in trade and other receivables	13	22,101	(7,383)	(17,811)
Change in prepayments	13	12,032	(132)	4,253
Change in inventories	3	7,752	24	(1,488)
Change in loans to customers	3	75,064	68	-
Change in trade and other payables	15	(25,135)	12,925	8,559
Change in deferred revenue		(346)	747	(97)
Change in other liabilities	15	(1,482)	(146)	3
Income taxes paid	8	(9,887)	(5,452)	(3,111)
Net cash flow from (used in) operating activities		93,324	26,564	56,662
Cash flows from investing activities:
Purchase of equipment	10	(2,484)	(1,060)	(3,187)
Purchase of intangibles assets	11	(2,286)	-	-
Development expenditure	11	(6,553)	(4,836)	(6,789)
Acquisition of subsidiary, net of cash acquired	3	(4,882)	(9,008)	-
Cash transferred upon loss of control over emerging market fintech operations	3	(39,260)	-	-
Deposit of collateral for subsidiaries' loan facility		(1,000)	-	-
Release of escrow account		1,000	-	-
Disbursement of short-term loans		(6,332)	-	-
Repayment of short-term loans		6,332	-	-
Investment in, and loans to associates and joint ventures	12	(440)	-	-
Proceeds from sale of shares in associate	12, 13	-	50,000	36,879
Net sale (purchase) of listed equity instruments	3	58,535	(84,835)	16,178
Interest income received	7	326	35	1,368
Net cash flow from (used in) investing activities		2,956	(49,703)	44,450
Cash flows from financing activities:
Acquisition of treasury shares	3	(49,049)	(749)	(146,068)
Proceeds from loans and borrowings		6,905	-	-
Interests on loans and borrowings		(1,752)	(316)	(293)
Repayment of loans and borrowings		(52,874)	(499)	(378)
Payment of lease liabilities	14	(4,202)	(5,119)	(3,837)
Net cash flow from (used in) financing activities		(100,972)	(6,683)	(150,578)
Net change in cash and cash equivalents		(4,692)	(29,822)	(49,465)
Cash and cash equivalents at beginning of period		139,487	134,168	102,876
Effect of exchange rate changes on cash and cash equivalents		(627)	(1,472)	(996)
Cash and cash equivalents at end of period		134,168	102,876	52,414

The accompanying notes are an integral part of this financial statement.

Note 1.	Accounting Policies

Basis of Preparation

The consolidated financial statements of Opera Limited and its subsidiaries (collectively, Opera or the Group) have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The board of directors of Opera Limited (the Company or the Parent) authorized the consolidated financial statements for issue on April 20, 2023.

The consolidated financial statements have been prepared on a historical cost basis, except for investments in equity securities, preferred shares, and certain receivables from sale of investments, which are measured at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, Opera considers the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date.

The consolidated financial statements are presented in U.S. dollars (US$) and all amounts are rounded to the nearest thousand (US$000), except when otherwise indicated. Rounding differences may occur.

In these consolidated financial statements, Opera has changed the presentation of the accumulated cost of treasury shares. The par value of treasury shares purchased is debited to share capital, similar to the treatment in prior consolidated financial statements, but the premium to par value, which previously was debited to other paid in capital, is shown as a separate component for treasury shares. Comparative information has been adjusted accordingly.

The preparation of financial statements requires the use of accounting estimates which, by definition, will seldom equal the actual results. Management also needs to exercise judgment in applying Opera’s accounting policies. Significant accounting estimates, judgments and assumptions are disclosed in Note 2.

New Standards, Interpretations, and Amendments

The accounting policies applied in the preparation of these consolidated financial statements are consistent with those applied in the preparation of the consolidated financial statements for the year ended December 31, 2021. Certain amendments to IFRS apply for the first time in 2022, but these did not have any impact on the consolidated financial statements. Except for the amendments to IFRS 10 and IAS 28 for sales or contributions of assets between an investor and its associate or joint venture, Opera has not early adopted standards, interpretations or amendments that have been issued but are not yet effective.

None of the new and amended standards that are issued, but not yet effective, are expected to have a material impact on Opera’s consolidated financial statements when they are implemented in future periods.

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

Foreign Currencies

Items included in the financial statements of the Parent and its subsidiaries are measured using the currency of the primary economic environment in which the entities operate, i.e., their functional currency. The consolidated financial statements are presented in U.S. dollars, which is also the functional currency of the Parent.

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

Revenue

Revenue is income arising in the course of Opera’s ordinary activities. Opera generates revenue from the provision of search, advertising, technology licensing and related services. Revenue from contracts with customers is recognized when control of the goods or services is transferred to the customer at an amount that reflects the consideration to which Opera expects to be entitled in exchange for those goods or services.

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

Advertising

Advertising revenue is generated by delivering advertising on Opera’s PC and mobile browsers, including predefined bookmarks (Speed Dials), on Opera News, and on Opera network partners’ properties. Advertising revenue also includes income from all other user-generated activities other than search revenue, such as subscriptions to services that are provided by Opera or its partners. Advertising revenue is recognized when the advertising service is delivered based on the specific terms of the underlying contract, which is commonly based on when the ad is displayed, or a user views the ad.

For ads placed on properties of network partners, Opera is the principal because Opera controls the advertising inventory before it is transferred to its customers. Opera’s control is evidenced by its sole ability to monetize the advertising inventory before it is transferred to its customers and is further supported by Opera being primarily responsible to its customers and having a level of discretion in establishing pricing. As the principal, advertising revenues for ads placed on Opera network properties are reported on a gross basis, that is, the amounts billed to our customers are recorded as revenues, and amounts paid to Opera network partners are recorded as cost of inventory sold.

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

Other Operating Income

Other operating income arises from transactions and events that are unrelated to Opera’s ordinary activities. Other operating income includes gains on disposals of property, equipment, intangible assets, and subsidiaries. Other operating income also includes government grants related to income.

Personnel Expenses Including Share-based Remuneration

Personnel expenses, other than share-based payments to employees, include short-term employee benefits, such as wages, salaries, and social security contributions, paid annual leave and paid sick leave, performance-based bonuses, and non-monetary benefits. These personnel expenses are recognized at the undiscounted amount due to the employees or the de-facto employees when these have rendered service to Opera or when the liability otherwise arises. Opera also pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual, or voluntary basis. Opera has no further payment obligations once the contributions have been paid. The contributions are recognized as personnel expenses when they are due.

Opera has established an employee equity plan to provide long-term incentives for its employees, whereby employees render services as consideration for equity instruments. Equity awards granted under the plan are classified as equity-settled transactions. Effective from 2022, certain employees of Opera are included in an employee equity plan of Kunlun Tech Co., Ltd., hereinafter "Kunlun", the ultimate parent of Opera, from which these employees receive equity instruments of Kunlun in exchange for services provided to Opera. Opera does not have any obligation to settle the awards granted by Kunlun and such grants do not lead to dilution for Opera’s shareholders. Still, similar to grants awarded under Opera’s share incentive plan, grants from Kunlun to employees of Opera are accounted for as equity-settled share-based payments in these consolidated financial statements.

The cost of equity-settled transactions is determined by the fair value at the date when the grant is made using an appropriate valuation model, further details of which are given in Note 5. That cost is recognized in the Statement of Operations, together with a corresponding increase in equity (retained earnings), over the period in which the service is provided (the vesting period). The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and Opera’s best estimate of the number of equity instruments that will ultimately vest. The expense or credit in the Statement of Operations for a period represents the movement in cumulative expense recognized as at the beginning and end of that period.

Income Taxes

The income tax expense or credit for the period is the tax payable on the current period’s taxable income, based on the applicable income tax rate for each jurisdiction, adjusted for changes in deferred tax assets and liabilities attributable to temporary differences and to unused tax losses.

The current income tax charge is calculated based on the tax laws enacted or substantively enacted at the end of the reporting period in the countries where Opera operates and generates taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation and considers whether it is probable that a taxation authority will accept an uncertain tax treatment. Opera measures its tax balances either based on the most likely amount or the expected value, depending on which method provides a better prediction of the resolution of the uncertainty.

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

Discontinued Operations

A discontinued operation is a component of Opera that has been disposed of or is classified as held for sale and that represents a separate major line of business or geographical area of operations, is part of a single coordinated plan to dispose of such a line of business or area of operations, or is a subsidiary acquired exclusively with a view to resale. The profit or loss of discontinued operations is presented separately in the Statement of Operations.

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

Research costs are expensed as incurred, while development costs are recognized as intangible assets when Opera can demonstrate:

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

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill is from the acquisition date allocated to Opera’s cash-generating units (CGUs) that are expected to benefit from the acquisition in which the goodwill arose.

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

Interests in Equity-accounted Investees

Equity-accounted investees include investments in associates and joint ventures. An associate is an entity over which Opera has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee, but not control or joint control of those policies. A joint venture is a type of joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint venture. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

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

Recognition and Derecognition

Purchases and sales of publicly traded securities are recognized on trade date, being the date on which Opera commits to purchase or sell the asset. Receivables and payables due from and to brokers for unsettled sales and purchases of securities are recognized in the Statement of Financial Position as other current receivables and other current liabilities, respectively.

Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and Opera has transferred substantially all the risks and rewards of ownership. When the terms and conditions of a contract underlying a financial asset are changed, Opera performs a quantitative and qualitative evaluation of whether the modification is substantial, that is, whether the cash flows of the original financial asset and the modified or replacement financial asset are substantially different. When the cash flows are substantially different, the contractual rights to cash flows from the original financial asset are deemed to have expired. The quantitative and qualitative evaluation considers the changes to the terms of the contract, including whether those give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

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

Subsequent measurement of debt instruments depends on Opera’s business model for managing the asset and the cash flow characteristics of the asset. There are two measurement categories into which Opera classifies its debt instruments:

●

Amortized cost: Assets that are held for collection of contractual cash flows, where those cash flows represent solely payments of principal and interest, are measured at amortized cost. Interest income from these financial assets is included in finance income using the effective interest rate method. Any gain or loss arising on derecognition is recognized directly in the Statement of Operations together with foreign exchange gains and losses. Impairment losses are presented as credit loss expenses.

●

Fair value through profit or loss (FVTPL): Assets that do not meet the criteria for amortized cost or fair value through other comprehensive income are measured at FVTPL. A gain or loss on a debt investment that is subsequently measured at FVTPL is recognized in profit or loss and presented net within other gains/(losses) in the period in which it arises.

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

For trade receivables, Opera applies a simplified approach in calculating ECLs. Under the simplified approach, Opera does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECLs at each reporting date. Opera makes specific loss provisions at the level of specific invoices where information exists that management can utilize in its determination of credit risk. For trade receivables where no specific risk information is identified, Opera has established a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment.

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

Financial Liabilities

All financial liabilities are recognized initially at fair value and, in the case of loans, borrowings and payables, net of directly attributable transaction costs. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognized in the Statement of Operations over the period of the borrowings using the effective interest method.

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

Treasury Shares

Treasury shares are shares in the Parent that are reacquired by Opera. Treasury shares are recognized at cost and deducted from equity. No gain or loss is recognized in the Statement of Operations on the purchase, sale, reissue, or cancellation of the Parent’s own equity instruments.

Note 2.	Accounting Judgments and Estimation Uncertainty

The preparation of Opera’s consolidated financial statements requires the use of accounting estimates. Management also needs to exercise judgment in applying Opera’s accounting policies. These estimates and judgments affect the reported amounts of assets, liabilities, income and expenses, and the accompanying disclosures. Accounting estimates and assumptions, which are continuously reviewed, are based on historical experience and various other factors that are believed to be reasonable and appropriate under the circumstances. Uncertainty about these estimates and assumptions could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods. Changes in accounting estimates and judgments in the application of accounting policies are recognized in the period in which the estimates and judgments are revised, if the revisions affect only that period, or in the period of the revisions and future periods if the revisions affect both current and future periods.

The following summarizes the most significant judgments and estimates used in preparing the consolidated financial statements.

Modification and Fair Value Measurement of Receivable from Sale of Nanobank

In March 2022, Opera entered into a share transfer agreement under which it sold its shares in Nanobank for US$127.1 million, payable in eight equal quarterly installments. The receivable was recognized at fair value, estimated to be US$120.3 million, and subsequently measured at amortized cost. In August 2022, Opera and the buyer entered into a restated share transfer agreement which changed the terms of the share transfer, including the total purchase price, payment period and installment amounts. The adjusted purchase price was US$131.7 million, payable in 16 quarterly installments, the first of which was made at the time the restated share transfer agreement was entered into. The restated share transfer agreement also introduced certain mechanisms which would potentially reduce the purchase price or trigger an immediate settlement in the form of the transfer of shares in another company following a sale or merger in which Nanobank is the target entity sold or merged.

Based on significant judgment, considering both quantitative and qualitative factors, the management of Opera concluded that the cash flows of the original share transfer agreement and the restated share transfer agreement were substantially different, and consequently that the rights to cash flows from the original receivable should be deemed to have expired. The original receivable was therefore derecognized, and at the same time a new receivable was recognized at fair value based on the terms of the restated share transfer agreement. Because the terms of the restated share transfer agreement entailed that the cash flows due to Opera were not solely payments of principal and interest on the principal amount outstanding, the new receivable was classified as subsequently measured at fair value through profit or loss.

As of year-end 2022, the receivable was measured at fair value using an expected present value technique whereby the probability–weighted average of all possible future cash flows and non-cash payments was discounted to the measurement date. Reasonable possible scenarios were identified by assessing the facts and circumstances as of year-end, including the characteristics and nature of the receivable. Future cash flows under the various scenarios were estimated based on expectations that incorporated inputs for the amount and timing of cash flows. In one group of scenarios, the receivable was expected to be settled by Opera receiving shares in OPay. The related fair value measurement of the shares in OPay was based on the methods, techniques and estimates outlined below in the section for classification and fair value measurement of investment in OPay.

The discount rate comprised a risk-free rate based on the yield on U.S. treasury bonds with the same maturity as the receivable and a risk premium for the uncertainty related to future cash flows. The risk premium was estimated based on expectations for what market participants would require as a risk premium given the facts and circumstances, including the terms of the underlying contract. Note 13 includes additional details about the receivable, including inputs to the fair value measurement and its sensitivities to changes in inputs.

Classification and Fair Value Measurement of Investment in OPay

Opera held ordinary and preferred shares in OPay Limited (OPay), representing 6.44% of the total number of shares outstanding as of December 31, 2022. Management of Opera used significant judgment in concluding that Opera does not have significant influence over OPay even though Opera’s chairman and chief executive officer is also chairman and chief executive officer of OPay. Factors that were key in the assessment include Opera’s ownership interest relative to other investors, that Opera’s chairman and chief executive officer holds his roles at OPay as a representative of his personal investment entities (which also are investors in OPay), and that the corporate governance framework in OPay does not allow him to exercise significant influence in OPay on behalf of Opera.

The ordinary and preferred shares are measured at fair value through profit or loss. The fair value of the shares in OPay are measured using methods and techniques that reflect the economic rights and benefits of the shares. These rights and benefits include redemption rights and liquidation preferences. Management determined that the probability-weighted expected return model (“PWERM”) was appropriate to measure the fair value of both the preferred and ordinary shares in OPay. PWERM builds on estimates, including the equity value under various outcomes for the company, such as initial public offering, private sale transactions, dissolution and redemption, and assumptions for the timing and probability of such outcomes. Because OPay is an early-stage private company, a judgmental discount for lack of marketability was applied in the fair value measurement. Management determined that the option pricing model, which was applied in combination with the PWERM when measuring fair value of the shares in prior periods, no longer was appropriate because of its limitations, such as it only considering a single liquidity event. More details on the fair value measurement of the ordinary and preferred shares are provided in Note 12.

Opera initially classified the shares in OPay as held for sale at the end of 2021 based on a plan authorized by the board of directors of Opera Limited to pursue divestment. The shares in OPay continued to be classified as held for sale as of December 31, 2022, based on management still pursuing divestment opportunities and assessing that a sale is highly probable. The classification as held for sale did not impact the measurement of the shares.

Recoverable Amount for Goodwill and Other Intangible Assets

Goodwill and the Opera brand (a trademark), which have indefinite useful lives, were tested for impairment as of December 31, 2022, based on an estimate of value in use for the Browser and News operating segment, which represent the lowest level at which the assets are monitored for internal management purposes. The value in use calculation is based on a discounted cash flow model. It requires management to estimate future cash flows expected to arise from the Browser and News segment, discounted using a suitable discount rate. The key assumptions in determining the value in use are the expected future cash flows, long-term growth rate and the discount rate. The key assumptions, including a sensitivity analysis, are disclosed in Note 11.

Capitalized Development Costs

Opera capitalizes costs directly attributable to the internal creation and preparation of certain new products and services. Costs are capitalized from the point in time the projects enter the development phase and meet the six criteria for capitalization listed in the section for intangible assets in Note 1. Assessing if and when these criteria were met is based on judgment, which takes into account past experiences and expectations about the technical ability to complete the asset as intended. See Note 5 for information on the total amount of research and development costs, including the amount capitalized as internally developed intangible assets.

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

Opera is a leading global internet brand with an engaged user base. Building on over 20 years of innovation, starting with its browser products, Opera is increasingly leveraging its brand and user base to expand its offerings and its business. Opera offers a range of products and services that include PC and mobile browsers, gaming portals and game development tools, and Opera News content recommendation products. Opera generates revenue primarily when users of the browsers make searches using the integrated search and address bar, and from advertising on Opera’s properties and properties of Opera network partners.

The chart below provides an overview of the corporate structure of the Group, including the places of incorporation of the Parent and its material subsidiaries.

Notes:
(1)	20% held by nominee shareholders.
(2)	6% is held by additional Opera group entities.
(3)	Variable interest entity contractually controlled by Opera Software International AS.
(4)	One share is held by Opera Norway AS.

Opera Limited, with its office at Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1- 1104, Cayman Islands, is an exempted company under the laws of the Cayman Islands. The address of the principal executive office is Vitaminveien 4, 0485 Oslo, Norway. Opera Limited has American depositary shares (ADSs) listed on the Nasdaq Global Select Market, trading under the OPRA ticker symbol. Each ADS represents two ordinary shares in the Company. As of December 31, 2022, the total number of ordinary shares in Opera Limited authorized for issue was 500,000,000, of which 178,430,242, equivalent to 89,215,121 ADSs, were outstanding. Each ordinary share has a par value of US$0.0001. As of year-end 2022, Opera held 2,033,042 ADSs in treasury.

There were no material non-controlling interests in the subsidiaries.

In addition to the subsidiaries outlined above, Opera has investments in unconsolidated companies. Details on these investments are provided in Note 12.

Capital Management

The primary objective of Opera’s capital management is to maintain a strong capital base to support investor, creditor, and market confidence and to sustain future development of the business in accordance with its growth plans.

Investment Program

The board of directors of the Company has authorized an investment program under which up to US$70 million of Opera’s capital was set aside for investments in listed equity securities. The maximum amount allocated to the investment program varies over time based on accumulated gains or losses. The objective of the investment program is to preserve capital while generating long-term capital growth by achieving the highest possible return on invested capital relative to the risk taken. In accordance with investment guidelines adopted by the board of directors of the Company, Opera may enter into both long and short positions in listed equity securities, including derivatives of such instruments. While Opera entered into short positions in listed equity securities and written call options on listed equity securities during 2021, all such positions were extinguished prior to the end of that year, and Opera did not enter into short positions or equity derivatives in 2022.

During 2022, the investment portfolio comprised investments in shares listed on stock exchanges in Hong Kong and the United States. Most investments were in companies in the technology industry. The shares were measured at fair value through profit or loss. The table below provides a specification of the gains and losses on the investment portfolio.

	Year ended December 31,
[US$ thousands]	2020	2021	2022
Listed equity securities:
Realized net gain (loss)	12,910	(11,201)	(18,375)
Change in unrealized net gain (loss)	-	(11,696)	34,321
Listed equity securities sold short:
Realized net gain (loss)	-	17,123	-
Change in unrealized net gain (loss)	-	-	-
Equity derivatives:
Realized net gain (loss)	10	830	-
Change in unrealized net gain (loss)	113	-	-
Net gain (loss) on investment portfolio	13,033	(4,944)	15,946

The net gains in 2022 and 2020 on the investment portfolio were recognized in the Statement of Operations as finance income, while the net loss in 2021 was recognized as finance expense, as specified in Note 7. The investment program has existed through relatively volatile market conditions, and overall has provided a net financial gain of US$31.0 million since its inception in 2018 through 2022.

Receivables and payables for unsettled trades were included in other current receivables and other current liabilities, respectively, as specified in Notes 13 and 15.

The investments in listed equity securities create exposure to equity price risk. The adopted investment guidelines include requirements for diversification and limits on investments, both in nominal and relative terms, including the limit of US$70 million on the total capital to fund the investment portfolio. Opera has engaged Kunlun Group Limited, a related party, to be the manager of the investment program, while Opera’s chairman and chief executive officer is maintaining oversight. Kunlun Group Limited manages the capital subject to requirements in the investment guidelines for performance monitoring, risk tolerance, investment strategies and diversification. Reports on the investment portfolio are submitted to Opera’s senior management on a regular basis. See Note 17 for more information on the asset management fee payable to Kunlun Group Limited.

In February 2023, the investment program was terminated, as outlined in Note 18.

Share Repurchases

On January 20, 2022, the board of directors of the Company approved a share repurchase program, which authorized the Company’s management to execute the repurchase of American depositary shares (ADSs) listed on the Nasdaq Global Select Market for up to US$50 million by March 31, 2024, in any form that management may deem fit. The repurchase program does not obligate the Company to acquire a minimum number of shares. The repurchase program was launched in February 2022 and as of December 31, 2022, Opera had repurchased 3,354,495 ADSs under the program for US$17.3 million. Note 18 includes details on share repurchases completed after the end of the reporting period.

Prior to 2022, Opera had repurchased 7,476,455 ADSs for US$60.5 million under two separate repurchase programs that commenced in 2018 and 2020, and which were terminated in 2019 and 2021, respectively.

On October 17, 2022, Opera completed the repurchase of 46,750,000 ordinary shares, equivalent to 23,375,000 ADSs, for US$128.6 million from its pre-IPO shareholder Qifei International Development Co. Ltd., a subsidiary of 360 Security Technology Inc., which consequently is no longer a shareholder in Opera. This repurchase of ordinary shares was made separately from the share repurchase program for the Company’s ADSs.

Including both on- and off-market repurchases, Opera has repurchased a total of 34,205,950 ADS equivalents for US$ 206.5 million over the 2018-2022 period.

Business Combination

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

Discontinued Operations

On August 19, 2020, Opera completed a transaction in which TenSpot Pesa Limited, a wholly owned subsidiary at the time, and receivables due from it, were contributed to a subsidiary of NanoCred Cayman Company Limited (Nanobank) in exchange for Opera obtaining an ownership interest of 42% in Nanobank. The business of TenSpot Pesa Limited and its subsidiaries represented the entirety of Opera’s fintech operating segment at the time, comprising apps in emerging markets that offered instant microloans. See Note 12 for information on Opera’s investment in Nanobank.

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

	Year ended December 31,
[US$ thousands]	2020	2021	2022
Revenue	136,246	-	-
Expenses	(147,822)	(1,053)	-
Profit (loss) before income tax	(11,576)	(1,053)	-
Income tax benefit (expense)	1,950	237	-
Profit (loss) after income tax	(9,626)	(816)	-
Gain on sale of the subsidiary after income tax	151,368	-	-
Profit (loss) from discontinued operation	141,742	(816)	-
Exchange differences on translation of discontinued operations	(1,802)	-	-
Other comprehensive loss from discontinued operations	(1,802)	-	-

The table below presents the calculation of the gain in 2020 on loss of control over TenSpot Pesa Limited.

[US$ thousands]	As of August 19, 2020
Fair value of shares in Nanobank	264,936
Less: Carrying amount of net assets disposed of	22,766
Less: Carrying amount of TenSpot Pesa Limited receivables transferred to Nanobank	87,867
Gain on sale before income tax and reclassification of foreign currency translation reserve	154,304
Reclassification of foreign currency translation reserve	(2,936)
Income tax expense on gain	-
Gain on sale after income tax	151,368

The table below presents the net cash flows of TenSpot Pesa Limited, its subsidiaries, and the discontinued retail operations.

	Year ended December 31,
[US$ thousands]	2020	2021	2022
Net cash flow from discontinued operating activities	65,806	-	-
Net cash flow used in discontinued investing activities	(576)	-	-
Net cash flow used in discontinued financing activities	(44,711)	-	-
Net change in cash and cash equivalents	20,518	-	-

As of August 19, 2020, TenSpot Pesa Limited and its subsidiaries had US$39.3 million in cash and cash equivalents, which were derecognized by Opera when accounting for the loss of control.

The table below presents the basic and diluted earnings per share from discontinued operations.

	Year ended December 31,
[Net income per ADS and share in US$]	2020	2021	2022
Basic earnings from discontinued operations per ADS	1.21	(0.01)	-
Diluted earnings from discontinued operations per ADS	1.19	(0.01)	-
Basic earnings from discontinued operations per share	0.60	(0.00)	-
Diluted earnings from discontinued operations per share	0.60	(0.00)	-

Note 4.	Segment and Revenue Information

For management reporting purposes, Opera is organized into business units based on its main categories of products and services and has two reportable segments.

●

Browser and News, which includes Opera’s PC and mobile browsers, gaming portals and game development tools, Opera News content recommendation products, and Opera’s audience extension allowing advertisers to take advantage of Opera’s advertising network on third party inventories. These products and services are to an extent integrated.

●

Other, which includes licensing of Opera’s proprietary technology to third parties and provisions of related maintenance, support and hosting services, provision of professional services, and provision of customized browser configurations to mobile operators.

Opera’s chairman and chief executive officer, who has been identified as the chief operating decision maker, regularly reviews the operating results of the segments for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on contribution, which is calculated as revenue, less (i) technology and platform fees, (ii) content cost, (iii) cost of inventory sold, (iv) other cost of revenue (v) marketing and distribution expense, and (vi) credit loss expense.

The table below specifies the contribution from the Browser and News segment.

	Year ended December 31,
[US$ thousands]	2020	2021	2022
Revenue from contracts with customers:
Search	84,180	121,961	140,162
Advertising	71,292	123,870	187,405
Technology licensing and other revenue	-	2,182	789
Total revenue	155,472	248,013	328,356
Direct expenses:
Technology and platform fees	(3,315)	(3,899)	(4,103)
Content cost	(4,312)	(3,712)	(3,834)
Cost of inventory sold	-	(5,506)	(46,650)
Other cost of revenue	140	-	-
Marketing and distribution expenses	(47,042)	(120,385)	(114,522)
Credit loss expense	(568)	(557)	(1,436)
Total direct expenses	(55,097)	(134,059)	(170,545)
Contribution by segment	100,375	113,954	157,811

The table below specifies the contribution from the Other segment.

	Year ended December 31,
[US$ thousands]	2020	2021	2022
Revenue from contracts with customers:
Advertising	216	40	29
Technology licensing and other revenue	9,368	2,937	2,652
Total revenue	9,584	2,978	2,681
Direct expenses:
Technology and platform fees	-	(573)	(1)
Cost of inventory sold	(700)	(1)	-
Other cost of revenue	(3,925)	-	-
Marketing and distribution expenses	(818)	(559)	(466)
Credit loss expense	(1,281)	-	49
Total direct expenses	(6,724)	(1,132)	(418)
Contribution by segment	2,860	1,846	2,263

The table below reconciles the segment profit to profit before income taxes from continuing operations. It specifies the items of income and expenses that are managed and monitored on a group basis and thus not included in the measure of segment profit.

	Year ended December 31,
[US$ thousands]	2020	2021	2022
Contribution by segments	103,235	115,800	160,073
Other operating income	11,542	466	469
Personnel expenses, including share-based remuneration (1)	(59,977)	(74,450)	(74,588)
Credit loss expense related to divested joint venture	(10,476)	-	-
Depreciation and amortization	(20,234)	(19,600)	(13,939)
Impairment of non-financial assets	-	(5,624)	(3,194)
Other operating expenses (1)	(26,538)	(22,802)	(27,015)
Share of net income (loss) of equity-accounted investees	2,005	(29,376)	(6)
Impairment of equity-accounted investee	-	(115,477)	-
Fair value gain on investments	24,000	116,561	1,500
Finance income	13,633	123	21,454
Finance expenses	(516)	(6,912)	(39,729)
Foreign exchange gain (loss)	833	(1,814)	(1,157)
Profit (loss) before income taxes from continuing operations	37,507	(43,106)	23,870

(1)	Certain personnel and other operating expenses are included as part of "other cost of revenue" in the measure of segment profit. Accordingly, the amounts for personnel and other operating expenses in this reconciliation are not consistent with the equivalent amounts in the Statement of Operations.

Revenue

The table below presents the revenue by customer location.

	Year ended December 31,
[US$ thousands]	2020	2021	2022
United States	86,226	144,570	172,288
Russia	15,239	16,156	20,288
Other locations	63,591	90,264	138,460
Total revenue	165,056	250,991	331,037

Revenue by country is based on where the customer has its primary geographical presence, which usually is where its parent company is incorporated, but which is not necessarily an indication of where revenue-generating activities occur because the end-users of Opera's products are located worldwide.

Opera has two customer groups that each has exceeded 10% of Opera's revenue in one or more of the periods presented.

	Year ended December 31,
[US$ thousands]	2020	2021	2022
Customer group 1	76,184	128,650	148,481
Customer group 2	16,281	18,494	29,418

Revenues from customer groups 1 and 2 include both search and advertising services.

Other Operating Income

The table below specifies the nature of other operating income.

	Year ended December 31,
[US$ thousands]	2020	2021	2022
Gain from disposal of subsidiaries	5,289	-	-
Gain from divestment of joint venture	2,063	-	-
Government granted VAT refund	4,030	-	-
Other items	160	466	469
Total other operating income	11,542	466	469

Note 5.	Personnel Expenses, Including Share-based Remuneration

The table below specifies the amounts of personnel expenses including share-based remuneration.

	Year ended December 31,
[US$ thousands]	2020	2021	2022
Salaries, including bonuses	40,301	43,440	43,235
Social security contribution, excluding amounts related to share-based remuneration	4,624	5,371	5,222
External temporary hires	7,090	8,617	10,318
Defined contribution pension expense	3,279	4,477	4,752
Other personnel-related expenses	2,103	2,080	1,758
Total personnel expenses, excluding share-based remuneration	57,397	63,984	65,285
Share-based remuneration, including related social security contribution	4,706	10,466	9,304
Total personnel expenses, including share-based remuneration	62,103	74,450	74,588

Research and development costs predominantly consist of compensation for engineering and technical employees responsible for research and development of Opera’s existing and new products and services. The following table specifies the amounts of expensed and capitalized research and development costs.

	Year ended December 31,
[US$ thousands]	2020	2021	2022
Total research and development costs	38,736	44,055	50,537
Less: Capitalized development costs excluded from personnel expenses (Note 11)	7,110	4,862	6,825
Net expensed research and development costs	31,626	39,193	43,713

Compensation for Key Management Personnel

The table below specifies the amounts of compensation for key management personnel, which include the directors and executive officers of Opera.

	Year ended December 31,
[US$ thousands]	2020	2021	2022
Short-term employee benefits	2,032	2,046	2,371
Post-employment and medical benefits	51	60	56
Share-based payment transactions	1,179	1,209	1,488
Total compensation for key management personnel	3,262	3,315	3,914

The amounts disclosed in the table above are the amounts recognized as an expense during the reporting period. Effective from January 1, 2021, the chairman and chief executive officer ceased to receive remuneration from Opera. No loans have been granted and no guarantees have been issued to key management personnel. Key management personnel do not have any agreements for compensation upon termination or change of employment or directorship.

Share-based Remuneration

Opera has adopted a share incentive plan for the purpose of rewarding, attracting, and retaining employees by providing long term incentives in the form of restricted share units (RSUs) and options. In 2022, Kunlun, the ultimate parent of Opera, enrolled certain employees of Opera in its share incentive plan under which these employees received options issued by Kunlun as compensation for services they provide to Opera. In these consolidated financial statements, the awards granted by Kunlun are described as RSUs to be consistent with their classification under Chinese securities regulations. Opera does not have any obligation to settle the awards granted by Kunlun and such grants do not lead to dilution for Opera’s shareholders. Still, similar to grants awarded under Opera’s share incentive plan, grants from Kunlun to employees of Opera are accounted for as equity-settled share-based payments in these consolidated financial statements. All counts of RSUs, options and per-unit values related to Opera’s share incentive plan, as disclosed in these consolidated financial statements, are converted to ADS equivalent units, while all counts of RSUs and per-unit values related to Kunlun’s share incentive plan are expressed in units of shares in Kunlun.

Opera did not grant new RSUs or options in 2022, but Kunlun granted 3,275,000 RSUs to certain employees of Opera. In 2021, Opera made grants equivalent to 2,030,825 ADSs. The following table specifies the movements in the number of RSUs and options.

	Opera: RSUs		Opera: Options		Kunlun: RSUs (1)
	Number of RSUs	Weighted average grant date fair value (US$)	Number of options	Weighted average grant date fair value (US$)	Number of RSUs	Weighted average grant date fair value (US$)
Outstanding as of January 1, 2021	1,916,740	6.71	150,000	2.36	-	-
Granted during the year	1,990,825	10.35	40,000	5.62	-	-
Forfeited during the year	(154,700)	8.02	(90,000)	2.65	-	-
Exercised during the year	(1,086,340)	5.84	-		-	-
Outstanding as of December 31, 2021	2,666,525	9.71	100,000	3.40	-	-
Granted during the year	-	-	-	-	3,275,000	1.22
Forfeited during the year	(82,500)	9.97	-	-	(350,000)	1.22
Exercised during the year	(798,750)	9.25	-	-	-	-
Expired during the year	-	-	-	-	-	-
Outstanding as of December 31, 2022	1,785,275	9.90	100,000	3.40	2,925,000	1.22

(1)	From the exercise of RSUs granted by Kunlun, the employees will acquire shares of Kunlun Tech Co., Ltd., a company listed on the Shenzhen Stock Exchange.

As of December 31, 2022, the weighted average remaining vesting period for the RSUs and options outstanding under Opera’s share incentive plan was 0.87 years ( December 31, 2021: 1.30 years). The weighted average remaining vesting period for the RSUs outstanding under Kunlun’s share incentive plan was 1.17 years as of December 31, 2022.

The fair value of RSUs granted by Opera was measured using a Monte Carlo simulation, while the fair values of option granted by Opera and RSUs granted by Kunlun were measured using a Black-Scholes model. The table below specifies the inputs to the models used for estimating the fair values of the awarded equity units. The table presents the weighted average values across grants within each category of equity award instruments.

	Opera 2021 RSU grants	Opera 2021 option grants	Kunlun 2022 RSU grants
Equity unit price valuation (US$)	10.49	10.48	2.88
Model Used	Monte Carlo	Black-Scholes	Black-Scholes
Expected Volatility (%) (1), (2)	66.55%	68.10%	25.47%
Risk free interest rate (%) (1)	0.22%	0.46%	2.18%
Duration of initial simulation period (years to longstop date)	3.23	3.02	N/A
Duration of second simulation period with postponed exercise (years)	3.00	3.00	N/A
Exercise price	0.00	0.00	1.77
Fair value at the measurement date (US$)	10.35	4.96	1.22

(1)	Specified value is 4 years (modeled on yearly basis).
(2)	Based on a defined peer group of comparable companies.

The equity cost of each award is recognized on a straight-line basis over the vesting period. Opera accrues for social security contributions based on the market price of the ADSs at the reporting date, with a straight-line recognition over the vesting period consistent with the equity cost.

Note 6.	Other Operating Expenses

The table below specifies the nature of other operating expenses.

	Year ended December 31,
[US$ thousands]	2020	2021	2022
Hosting	8,056	7,647	9,267
Audit, legal and other advisory services (1)	10,863	6,579	6,857
Software license fees	1,882	1,782	2,149
Rent and other office expenses	3,318	3,152	3,743
Travel	1,304	542	1,496
Other expenses	2,774	3,101	3,502
Total other operating expenses	28,197	22,802	27,015

(1)	Amount in 2020 includes US$3.5 million related to actions taken following a short seller report.

Note 7.	Finance Income and Finance Expenses

The table below specifies the nature of finance income and finance expenses, including foreign exchange gains and losses.

	Year ended December 31,
[US$ thousands]	2020	2021	2022
Finance income:
Interest income	326	35	1,675
Interest income on receivables from sales of investments (Note 13)	-	-	3,675
Net gain on investment portfolio (Note 3)	13,033	-	15,946
Other finance income	275	88	157
Total finance income	13,633	123	21,454
Finance expenses:
Interest expense	(447)	(316)	(282)
Net loss on investment portfolio (Note 3)	-	(4,944)	-
Fair value loss on receivable from sale of investment (Note 13)	-	-	(37,923)
Other finance costs	(69)	(1,652)	(1,524)
Total finance expenses	(516)	(6,912)	(39,729)
Foreign exchange gain (loss):
Unrealized foreign exchange gain (loss)	2,365	(494)	(1,512)
Realized foreign exchange gain (loss)	(1,532)	(1,320)	355
Total foreign exchange gain (loss)	833	(1,814)	(1,157)
Net finance income (expense)	13,950	(8,603)	(19,432)

Note 8.	Income Tax

The table below specifies the income tax expense.

	Year ended December 31,
[US$ thousands]	2020	2021	2022
Current income taxes	1,983	(4,109)	(7,434)
Currency effect on income tax expense (1) and adjustments recognized in the period for current tax of prior periods	(1,272)	852	141
Deferred taxes	1,164	3,452	(1,542)
Income tax benefit (expense)	1,876	194	(8,835)
Income tax benefit (expense) attributable to:
Profit (loss) from continuing operations	(75)	(43)	(8,835)
Profit (loss) from discontinued operations	1,950	237	-

(1)	Currency effect on income tax (expense) benefit due to corporate income tax filing in NOK for Norwegian entities with USD as functional currency.

Opera Limited, the Parent, is domiciled in the Cayman Islands, where the applicable tax rate is zero. With Opera being headquartered in Norway and with a large share of the income from the Browser and News segment being recognized by Opera Norway AS, a subsidiary domiciled in Norway, the reconciliation below between the income tax benefit (expense) and the accounting profit is based on the tax rate applicable in Norway, which was 22% in 2022 and in the comparative periods. The tax rate in Norway will remain 22% in 2023.

	Year ended December 31,
[US$ thousands]	2020	2021	2022
Profit (loss) from continuing operations before income tax expense	37,507	(43,106)	23,870
Tax benefit (expense) at nominal tax rate in Norway	(8,252)	9,483	(5,251)
Effect of different tax rates applied by subsidiaries	(21,162)	(44,059)	(30,624)
Permanent differences:
Tax effect of translation differences exempted for tax	99	358	(320)
Tax effect of financial items exempted from tax	20,143	35,961	32,511
Tax effects of losses in associates and joint ventures which are non-deductible	(2,200)	(35)	-
Withholding taxes (paid) credited	(271)	(324)	299
Net other permanent differences (not) tax deductible	9,713	(2,008)	(3,585)
Other effects:
Change in income tax losses carried forward	246	(227)	(462)
Currency effect on income tax (expense) benefit and adjustments recognized in the period for current tax of prior periods	670	852	141
Change in withholding taxes and restricted interest deduction carried forward	952	147	(1,564)
Change in tax rate	(14)	(190)	21
Income tax expense for the year	(75)	(43)	(8,835)
Effective tax rate	0.2%	(0.1)%	37.0%

Deferred tax assets and liabilities are related to the following items.

	As of December 31,
[US$ thousands]	2021	2022
Property, equipment, and intangible assets	20,948	20,466
Trade receivables	(337)	(300)
Intercompany interest costs subject to limitations	(9,710)	(8,066)
Withholding tax expected to be credited (credit method)	(166)	(216)
Tax losses carried forward	(5,818)	(5,399)
Other	(709)	(606)
Net deferred tax liability	4,209	5,878
Recognized and classified as:
Deferred tax assets	2,323	1,473
Deferred tax liabilities	6,532	7,352

The deferred tax liability for property, equipment and intangible assets is mainly related to differences between the fair values and tax bases for such assets that were recognized in 2016 when Opera Norway AS was acquired.

Opera has recognized deferred tax assets related to intercompany interest costs that are carried forward due to limitations in Norway to the annual amount that can be deducted for tax purposes. Such intercompany interest cost can be carried forward for up to ten years. Opera has also recognized deferred tax assets for tax losses carried forward. Management has determined that there is convincing evidence that future taxable profits will be available to utilize the interest charges within the time restriction period.

The following table specifies the changes in the net deferred tax liability.

	Year ended December 31,
[US$ thousands]	2021	2022
Net deferred tax liability as of January 1	7,362	4,209
Addition from business combination (Note 3)	48	-
Expense (benefit) in the Statement of Operations	(3,452)	1,542
Expense (benefit) in the Statement of Comprehensive Income	251	127
Net deferred tax liability as of December 31	4,209	5,878

Note 9.	Net Income Per Share

Basic earnings per share is calculated by dividing the net income or loss for the year attributable to ordinary equity holders of Opera Limited by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share is calculated by dividing the net income or loss attributable to ordinary equity holders of Opera Limited by the weighted average number of ordinary shares outstanding during the year plus the number of ordinary shares that would be issued pursuant to Opera’s employee equity program based on period-average employee equity awards. The net dilutive effect of these awards is determined by application of the treasury stock method related to the share equivalents of unrecognized share compensation expense on employee equity grants outstanding at period end.

Opera Limited has American depositary shares (ADSs) listed on the Nasdaq Global Select Market. Each ADS represents two ordinary shares in the Company.

The following table shows the income and share data used in the basic and diluted net income per ADS and per share calculations.

	Year ended December 31,
[US$ thousands, except per ADS and share amounts]	2020	2021	2022
Profit (loss) from continuing operations	37,432	(43,149)	15,035
Profit (loss) from discontinued operations	141,742	(816)	-
Net income (loss) attributable to the owners of the parent for basic and diluted earnings	179,174	(43,964)	15,035
Basic and diluted weighted-average number of ordinary shares in the period: (1)
Issued ordinary shares at beginning of period	237,826,326	228,285,684	230,291,732
Effect of shares issued	1,889,770	2,165,283	1,580,952
Effect of shares bought to treasury (Note 3)	(5,146,244)	(164,324)	(12,914,508)
Basic weighted-average number of ordinary shares in the period	234,569,852	230,286,642	218,958,176
Effect of employee equity grants (2)	2,816,613	-	1,706,927
Diluted weighted-average number of ordinary shares in the period	237,386,466	230,286,642	220,665,102

ADS equivalent of basic weighted-average number of ordinary shares in the period	117,284,926	115,143,321	109,479,088
ADS equivalent of diluted weighted-average number of ordinary shares in the period	118,693,233	115,143,321	110,332,551

Earnings per ADS and per share for profit (loss) from continuing operations:
Basic earnings per ADS, US$	0.32	(0.37)	0.14
Diluted earnings per ADS, US$	0.32	(0.37)	0.14
Basic earnings per share, US$	0.16	(0.19)	0.07
Diluted earnings per share, US$	0.16	(0.19)	0.07
Earnings per ADS and per share for net income (loss):
Basic earnings per ADS, US$	1.53	(0.38)	0.14
Diluted earnings per ADS, US$	1.51	(0.38)	0.14
Basic earnings per share, US$	0.76	(0.19)	0.07
Diluted earnings per share, US$	0.75	(0.19)	0.07

(1)	The number of ordinary shares outstanding in the periods, and its ADS equivalent, are presented in the Statement of Changes in Equity.
(2)	In 2021, the number of diluted weighted-average number of ordinary shares, and its ADS equivalent, excluded the effect of 2,766,525 ADSs that would be issued at the vesting of the employee equity grants because these potential shares would have had anti-dilutive effects on the diluted net loss per ADS and per share.

Note 10.	Property and Equipment

[US$ thousands]	Office properties	Furniture and fixtures	Equipment	Leasehold improvements	Total
Cost:
As of January 1, 2021	8,250	773	29,705	1,733	40,462
Additions	-	13	1,020	2	1,034
Acquisition of a subsidiary (Note 3)	234	4	26	7	271
Adjustments to right-of-use assets	2,029	-	457	-	2,486
Disposals	(243)	(4)	(2,331)	(2)	(2,580)
Effect of movements in exchange rates	(13)	(4)	(273)	(21)	(310)
As of December 31, 2021	10,257	782	28,604	1,719	41,363
Additions	-	45	3,505	19	3,570
Acquisition of a subsidiary (Note 3)	-	-	-	-	-
Adjustments to right-of-use assets	4,182	-	1,722	-	5,904
Disposals	(404)	-	(174)	-	(578)
Effect of movements in exchange rates	1	(5)	137	(15)	118
As of December 31, 2022	14,036	822	33,794	1,724	50,377

Depreciation and impairment:
As of January 1, 2021	3,917	586	16,670	1,124	22,295
Depreciation	2,407	86	6,440	251	9,184
Disposals	(243)	(2)	(2,309)	-	(2,554)
Effect of movements in exchange rates	6	-	153	13	172
As of December 31, 2021	6,086	670	20,955	1,388	29,097
Depreciation	2,047	61	5,016	196	7,321
Disposals	(404)	-	(174)	-	(577)
Effect of movements in exchange rates	(1)	-	(100)	12	(89)
As of December 31, 2022	7,728	732	25,696	1,596	35,754

Net book value as of December 31, 2021	4,171	111	7,649	331	12,263
Net book value as of December 31, 2022	6,308	90	8,097	127	14,623

	Office properties	Furniture and fixtures	Equipment	Leasehold improvements
Useful life	Up to 7 years	Up to 5 years	Up to 10 years, or term of lease contract	Up to 6 years, or term of lease contract
Depreciation method	Straight-line	Straight-line	Straight-line	Straight-line

Note 11.	Goodwill and Intangible Assets

[US$ thousands]	Goodwill	Customer relationships	Technology	Trademarks	Other intangible assets	Total
Cost:
As of January 1, 2021	424,961	40,732	30,657	70,600	4,448	571,398
Additions (1)	-	-	4,031	-	5	4,036
Acquisition of a subsidiary (Note 3)	8,792	-	331	-	-	9,124
Disposals	-	-	-	-	(370)	(370)
Effect of movements in exchange rates	(294)	-	259	-	(5)	(40)
As of December 31, 2021	433,459	40,732	35,279	70,600	4,077	584,147
Additions (1)	-	-	6,789	-	5	6,794
Acquisition of a subsidiary (Note 3)	-	-	-	-	-	-
Disposals	-	-	(5,211)	-	-	(5,211)
Effect of movements in exchange rates	(933)	-	(275)	-	(52)	(1,260)
As of December 31, 2022	432,526	40,732	36,582	70,600	4,031	584,470

Amortization and impairment:
As of January 1, 2021	-	12,449	19,999	-	2,035	34,483
Amortization	-	2,913	7,381	-	122	10,416
Impairment	3,081	-	1,596	-	947	5,624
Disposals	-	-	-	-	(223)	(223)
Effect of movements in exchange rates	-	-	(169)	-	12	(157)
As of December 31, 2021	3,081	15,362	28,807	-	2,893	50,142
Amortization	-	2,580	4,014	-	25	6,618
Impairment	-	-	2,220	-	974	3,194
Disposals	-	-	(5,211)	-	-	(5,211)
Effect of movements in exchange rates	-	-	224	-	74	298
As of December 31, 2022	3,081	17,942	30,054	-	3,965	55,042

Net book value as of December 31, 2021	430,378	25,370	6,472	70,600	1,185	534,005
Net book value as of December 31, 2022	429,445	22,790	6,528	70,600	66	529,428

	Goodwill	Customer relationships	Technology	Trademarks	Other intangible assets
Useful life	Indefinite	Up to 15 years	Up to 5 years	Indefinite	Up to 5 years
Amortization method		Straight-line	Straight-line		Straight-line

(1)	Represents capitalized development expenditure net of grants received from the Norwegian government.

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

[US$ thousands]	Browser and News	Other	Total
Carrying amount as of January 1, 2021	421,578	3,383	424,961
Addition from business combination (Note 3)	8,792	-	8,792
Effect of movements in exchange rates	8	(302)	(294)
Impairment	-	(3,081)	(3,081)
Carrying amount as of December 31, 2021	430,378	-	430,378
Effect of movements in exchange rates	(933)	-	(933)
Impairment	-	-	-
Carrying amount as of December 31, 2022	429,445	-	429,445

Impairment Losses on Goodwill and Other Intangible Assets

In 2022, Opera recognized an impairment charge of US$2.2 million on an intangible asset related to certain product development that had been undertaken during 2022. The specific asset was deemed non-strategic to Opera and therefore held for sale. In connection with the decision to pursue a sale of the asset, the asset was impaired to its fair value less costs of disposal. At the end of 2022, Opera sold the asset to Kunlun, a related party, as disclosed in Note 17. The fair value of the consideration for the asset was the same as the asset’s carrying amount subsequent to the impairment charge.

As of year-end 2022, Opera determined that the recoverable amount of a license related to the former European fintech initiative was US$0, which led to the recognition of an impairment loss US$1.0 million. In 2021, Opera recognized an impairment loss of US$0.9 million on the same asset.

In 2021, Opera recognized an impairment of goodwill of US$3.1 million, which was the carrying amount of goodwill that was recognized in the acquisition of PocoSys in 2020 and allocated to the Other operating segment. At the same time Opera recognized an impairment loss of US$1.6 million for technology-related intangible assets that were used as part of a service that was discontinued.

Impairment Test for Goodwill and Other Intangible Assets Allocated to the Browser and News Segment

The goodwill allocated to the Browser and News operating segment comprises goodwill recognized in 2016 in the acquisition of Opera Norway AS of US$421.6 million and US$7.9 million recognized in the acquisition of YoYo Games Limited in 2021. For impairment testing purposes, the segment also includes the Opera brand, a trademark with indefinite useful life, which has a carrying amount of US$70.6 million.

Opera performed the annual impairment test in the fourth quarter of 2022. The recoverable amount was measured as the value in use by estimating the present value of the future cash flows from the Browser and News segment. The projected cash flows were based on the most up-to-date forecast that had been approved by management and did not include cash flows arising from future enhancements of assets that have not been committed to and have not substantively commenced. The approved forecast is for 2023 only as management does not approve forecasts for a longer period. Because the length of the projection period for the cash flow forecast is into perpetuity, management identified a “steady state” set of assumptions for the cash flows based an approach where management estimated cash flows for the years 2024 to 2026 and then used the estimated cash flows in 2026 as the basis for the terminal value. This two-stage approach was aimed to take cash flows to a level at which they can be regarded as reflecting maintainable earnings and to the period in a mid-point of the cycle – i.e., not at peak or trough of the cycle. Beyond 2026, the cash flows were extrapolated using constant nominal growth rates.

The value-in-use calculation demonstrated that the recoverable amount exceeded the carrying amount of the CGUs comprising the Browser and News operating segment, meaning goodwill allocated to the segment was not impaired. The sections below outline the key assumptions in the value-in-use calculation, including their sensitivities.

Cash Flows in Projected Period

Cash inflows in the Browser and News segment are expected to grow at an annualized rate of 16.1% over the projected period (2021: 16.2%), before reaching its long-term stable level. The cash inflows are forecasted for each product and country where there are sufficient and reliable data on which to base the projections. Forecasted cash outflows are partly based on actual costs in 2022 and a bottom-up assessment for the relevant operating unit. Operating expenditures are expected to grow in dollar terms but decline relative to revenue due to economies of scale.

Long-term Growth

In estimating the long-term growth in the terminal value, management estimated long-term GDP growth in the relevant regions. Management assumed no growth in the labor force as well as no improvement in labor productivity, which results in zero real GDP growth. Moreover, for estimating long-term inflation, management used IMF’s inflation estimates for 2027, broken down across regions as the basis. Based on this we estimated a long-term nominal growth rate of 3.0% (2021: 1.9%).

Discount Rate

The estimated weighted average cost of capital (WACC) for the Browser and News segment was used to discount the projected cash flows, as converted to U.S. dollars. Based on the inputs listed below, the post-tax WACC was calculated to be 12.8% (2021: 11.1%). The derived pre-tax WACC was calculated to be 14.6% (2021: 12.9%).

●	Risk free rate: 3.88% (2021: 1.60%)
●	Market risk premium: 4.59% (2021: 4.84%)
●	Equity beta: 0.92 (2021: 0.88)
●	Country risk premium: 1.85% (2021: 1.82%)
●	Size premium: 2.91% (2021: 3.42%)
●	Equity to assets ratio: 100% (2021: 100%)

Sensitivity Analysis

Because the Browser and News segment is in a growth period, management considered changes of +/-5 percentage points for the revenue growth rate and +/-1 percentage point for the long-term growth and post-tax WACC to be reasonably possible changes. None of these reasonably possible changes would result in an impairment loss. Listed below are the thresholds at which Opera would recognize an impairment loss.

●	Decrease in annualized revenue growth in the projected period of 13.3 percentage points.
●	Decrease in the long-term growth rate of 10.1 percentage points (which would entail negative long-term growth rate).
●	Increase of discount rate by more than 4.9 percentage points.

Note 12.	Interests in Associates, Joint Ventures, and Other Entities

The table below specifies the carrying amounts of Opera’s non-controlling interests in other companies.

					Carrying amount of net investment as of December 31,
Investee	Nature of ownership interest	Ownership interest (1)	Classification of investee	Basis of accounting for investment	2021	2022
OPay	Ordinary and preferred shares	6.44%	Financial asset held for sale (2)	FVTPL (3, 5)	84,600	86,100
Nanobank	Ordinary shares	0.0%	Associate held for sale (2)	FVLCTS (4)	120,311	-
Star X	Preferred shares	0.0%	Associate held for sale (2)	FVTPL (5)	83,468	-
nHorizon	Ordinary shares	29.09%	Joint venture	Equity method	6	-
Fjord Bank	Ordinary shares	6.09%	Non-current financial asset	FVTPL (5)	897	897

(1)	Reflects ownership interests as of December 31, 2022.
(2)	The investments in Nanobank, OPay, and Star X were classified as held for sale at the end of 2021. In 2022, Opera sold the investments in Nanobank and Star X, while the investment in OPay continued to be classified as held for sale.
(3)	Until mid-2021, Opera had an ownership interest of 13.1% in OPay and the investment in ordinary shares was accounted for in accordance with the equity method. Subsequently the investment in ordinary shares was measured at fair value through profit or loss, consistent with the accounting for the preferred shares.
(4)	The investment in Nanobank was accounted for in accordance with the equity method until the end for 2021, at which point in time the investment was classified as held for sale and measured at fair value less costs to sell (“FVLCTS”).
(5)	Fair value through profit or loss ("FVTPL").

Investment Held for Sale and Investments Disposed of

At the end of 2021, the board of directors of Opera Limited authorized a plan for Opera to pursue divestments of its shares in OPay Limited (OPay), NanoCred Cayman Company Limited (Nanobank), and Star Group Interactive Inc. (Star X), which would allow Opera to realize the values of these strategic investments and streamline the company’s focus around its own core businesses. Consequently, these assets were classified as held for sale as of December 31, 2021. In 2022, Opera sold its shares in Nanobank and Star X. Events and circumstances beyond Opera’s control resulted in Opera not being able to sell its shares in OPay prior to year-end 2022, but Opera remains committed to the plan to sell the shares and believes a sale is highly probable to be completed in 2023, and accordingly the shares continued to be classified as held for sale as of December 31, 2022. Additional details on the investments in OPay, Nanobank and Star X are provided in the sections below.

OPay

OPay is a mobile payment fintech company that focuses on emerging markets, with Nigeria and Egypt as initial key markets. OPay provides online and offline payments, and digital wallet services leveraging AI, big data and other fintech innovations, thus helping countries in emerging markets transform into cashless societies.

As of year-end 2022, Opera held a combination of ordinary and preferred shares in OPay, representing 6.44% of the total number of shares outstanding. During 2021, Opera sold a portion of its preferred shares for a total consideration of US$50.0 million, resulting in the recognition of a fair value gain of US$29.6 million, and a realized gain of US$44.4 million versus Opera's acquisition cost of these shares.

OPay was classified as an associate until mid-2021, after which Opera lost significant influence over the company, as discussed in Note 2. As a result, Opera discontinued the application of the equity method to the accounting for the investment in ordinary shares and instead measured the ordinary shares at fair value through profit or loss. In the interim period of 2021 when the equity method was applied, Opera recognized US$0.2 million as its share of losses in OPay. When Opera lost significant influence, the carrying amount of the ordinary shares under the equity method was negative US$4.0 million due to the recognition of accumulated share of losses in excess of the cost of the shares. The loss of significant influence over OPay did not impact the accounting for the preferred shares, which are measured at fair value through profit or loss. Similarly, the classification of the shares as held for sale did not impact their basis of measurement.

The fair value of the ordinary and preferred shares in OPay as of December 31, 2022, was measured using the probability-weighted expected return model ("PWERM"). The model is able to capture and reflect the characteristics of the company and the economic rights and benefits of the various classes of shares, including redemption rights and liquidation preferences. In 2022, Opera ceased to apply the option pricing model (“OPM”), which was used in combination with the PWERM when measuring fair value in 2021, because the PWERM was deemed to be the most relevant and appropriate model and because of certain inherent limitations in the OPM, as explained in Note 2. The table below provides additional details about the two valuation methods.

Method	Description of method
Probability-weighted expected return method

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

The PWERM included a total of eight possible outcomes for OPay, including three variations each for initial public offering and private sale transactions, one scenario for dissolution and one for redemption. The future equity value of OPay was estimated under each outcome together with the timing and probability of the respective outcomes. Each class of shares was allocated its portion of the equity value based on the economic rights and benefits of the shares. The future outcomes were discounted using an estimated cost of equity of 18.9% (2021: 16.8%). As OPay is a private company and its shares are illiquid, a discount for lack of marketability (“DLOM”) of 10% was applied in the fair value measurement (2021: 10%). The fair value of the ordinary shares was estimated to be US$25.5 million while the preferred shares were estimated to have a fair value of US$60.6 million (2021: US$25.1 million and US$59.5 million, respectively). The ordinary and preferred shares in OPay were acquired in 2018 and 2019 for a total consideration of US$6.5 million.

In 2021, the fair value of the ordinary and preferred shares in OPay was estimated as the average of the values determined using the PWERM and OPM. At the time, the PWERM incorporated the same eight outcomes as in 2022, though with different equity values, timing, and probabilities for each of the outcomes than what was applied in the fair value measurement in 2022. The OPM used an estimate for OPay’s current equity value, which was estimated using a combination of discounted cash flows (DCF) and multiples on OPay’s sales, EBITDA, and EBIT. The average of the values estimated using market multiples and the value estimated using a DCF analysis were each weighted equally. Volatility was assumed to be 40% based on the median of a peer group of companies.

Because the fair value measurement incorporated significant unobservable inputs, it was classified as a level 3 measurement in the fair value hierarchy.

Key unobservable inputs in the valuation methods included the discount for lack of marketability, discount rate, and the current value of equity. The table below shows the sensitivities to the key unobservable inputs in the measurement of the fair value of the preferred and ordinary shares in OPay.

		As of December 31, 2021		As of December 31, 2022
[US$ thousands]	Key unobservable input	Decrease	Increase	Decrease	Increase
Discount for lack of marketability (5 percentage points movement)	PWERM and OPM (1)	4,700	(4,700)	4,768	(4,768)
Discount rate (2 percentage points movement)	PWERM and OPM (1)	1,978	(1,885)	2,131	(2,045)
Current equity value of the company (10% movement)	OPM (1)	(5,115)	5,103	N/A	N/A

(1)	The indicated sensitivities as of December 31, 2022, reflect the effects from the PWERM, but not the OPM. However, the indicated sensitivities as of December 31, 2021, include the effects from the OPM as it was used at the time.

The combined fair value gain on the ordinary and preferred shares was recognized as fair value gain on investments in the Statement of Operations, while the carrying amount of the investments was recognized as assets held for sale in the Statement of Financial Position.

The table below provides a reconciliation of the carrying amount of Opera’s investment in OPay.

	Year ended December 31,
[US$ thousands]	2021	2022
Carrying amount as of January 1	45,220	84,600
Share of net income (loss)	(214)	-
Change in fair value of preferred shares	29,415	1,100
Change in fair value of ordinary shares	29,094	400
Disposal	(18,915)	-
Carrying amount as of December 31	84,600	86,100

Nanobank

Nanobank, a provider of online microlending services in Africa, Latin America, South Asia and Southeast Asia, as well as credit card services in Latin America, was classified as an associate of Opera until it was divested in March 2022. The investment was accounted for in accordance with the equity method until the end of 2021, at which point in time the investment was classified as held for sale, resulting in the shares being measured at their fair value less costs to sell. In 2020 and 2021, while the equity method was applied, Opera adjusted its share of Nanobank’s net income or loss to account for the impact of amortization and impairment of basis differences identified and measured as part of the “notional” purchase price allocation that Opera performed as of August 2020 when the investment was acquired. The total impact of these adjustments was US$20.2 million in 2021, compared to US$6.2 million in 2020. The table below provides summarized financial information for Nanobank until year-end 2021.

[US$ thousands]	For the period from August 19, 2020, to December 31, 2020	Period from January 1, 2021, to December 31, 2021
Net revenue and gains	60,935	210,540
Operating expenses	(46,121)	(275,872)
Profit (loss) before income taxes	14,814	(65,332)
Income tax expense	(14,193)	(2,438)
Net income (loss)	621	(67,770)
Exchange difference on translation of foreign operations	(2,227)	537
Total comprehensive loss	(1,606)	(67,233)
Opera's share of net income (loss)	261	(28,700)
Opera's share of other comprehensive income (loss)	(935)	227

	As of December 31,
	2020	2021
Assets, excluding goodwill	254,596	164,006
Goodwill (1)	447,300	447,300
Liabilities	72,702	54,584
Equity	629,194	556,722

(1)	Represented notional goodwill identified and measured by Opera when accounting for the investment in Nanobank in accordance with the equity method.

When the investment in Nanobank was classified as held for sale at the end of 2021, Opera wrote the carrying amount down to its fair value less costs to sell, estimated to be US$120.3 million, which resulted in Opera recognizing an impairment loss of US$115.5 million. The price for the shares agreed in the sale transaction in March 2022 was determined to be the best estimate of the fair value less costs to sell as of year-end 2021. Consequently, the sale did not result in a gain or loss in 2022. The total consideration for the shares was initially agreed to be US$127.1 million, due quarterly in eight equal installments over the next two years. A discount rate of 5.0% was used to calculate the present value of the consideration. Note 13 provides additional details on the receivable from the sale of Nanobank.

Star X

Star X is a technology-driven company focused on audio-centric social networking. It provides users with various audio/audio-visual contents, virtual chat rooms, live streaming, and diverse social networking experiences, supported by the rich audio contents and state-of-the-art technologies. Opera held preferred shares in Star X representing a 19.35% ownership interest until April 2022 when Opera sold the shares to Kunlun, the ultimate parent of both Opera and Star X.

While Star X was classified as an associate because Opera had significant influence over the company, the preferred shares were measured at fair value through profit or loss because they provided certain rights and benefits over ordinary shares. The classification of Star X as held for sale as of the end of 2021 did not impact the basis of measurement of the preferred shares.

Fair value of the preferred shares as of year-end 2021 was measured based on the transaction price agreed in the sale transaction completed in April 2022. Therefore, the sale did not result in a gain or loss in 2022. The agreed transaction price was US$83.5 million, resulting in Opera recognizing a fair value gain of US$28.5 million in 2021, which was presented as part of fair value gain on investments in the Statement of Operations. The transaction price is due in three installments, the first of which was received in 2022 while the two remaining are due by December 31 of 2023 and 2024. Additional details about the receivable are provided in Note 13.

nHorizon

nHorizon, in which Opera has a 29.09% ownership interest, is a joint venture with Telling Telecom. nHorizon operates an Opera browser in China with monetization partners, including Baidu, Sogou and others. nHorizon consists of nHorizon Innovation (Beijing) Software Limited and nHorizon Infinite (Beijing) Software Limited (collectively, nHorizon).

The table below specifies Opera’s share of net income (loss) and the carrying amount of the investment in nHorizon.

	Year ended December 31,
[US$ thousands]	2020	2021	2022
Opera's share in %	29.09%	29.09%	29.09%
Opera's share of net income (loss)	(535)	(458)	(6)
Opera's share in equity	391	(120)	-
Equity method adjustments	72	126	-
Carrying amount as of December 31	463	6	-
Reconciliation of carrying amount:
Carrying amount as of January 1	963	463	6
Foreign exchange adjustments	35	1	-
Share of net income (loss)	(535)	(458)	(6)
Carrying amount as of December 31	463	6	-

As of December 31, 2022, the unrecognized share of accumulated losses of nHorizon was US$0.1 million.

Fjord Bank

Fjord Bank is a full-digital consumer finance bank that was founded in March 2017. In December 2019, it was granted a specialized bank license by the European Central Bank. Fjord Bank’s head office is in Vilnius, Lithuania. In January 2021, Opera completed the acquisition of 3,252,300 shares in AB Fjord Bank for US$0.9 million. At that time, Opera held 9.9% of the shares outstanding, but later in 2021, Opera’s ownership interest was diluted to 6.09% following a capital increase in which Opera did not participate.

The investment in Fjord Bank is measured at fair value through profit or loss. As of December 31, 2022, the fair value of the shares in Fjord Bank was estimated to be US$0.9 million, i.e., the same amount as the acquisition cost and the same amount as of year-end 2021. The fair value is consistent with the price of ordinary shares issued to other investors in the company in 2021. Because the fair value measurement incorporated significant unobservable inputs, it was classified as a level 3 measurement in the fair value hierarchy. The carrying amount of the shares is recognized as part of non-current investments and financial assets in the Statement of Financial Position.

Note 13.	Trade Receivables, Other Receivables, and Prepayments

Trade Receivables

The table below specifies items of trade receivables.

	As of December 31,
[US$ thousands]	2021	2022
Trade receivables due from third-party customers	44,510	60,037
Trade receivables due from associates and joint ventures (Note 17)	734	32
Trade receivables due from other related parties (Note 17)	1,417	1,915
Total gross trade receivables	46,661	61,985
Allowance for expected credit losses	(2,796)	(4,062)
Trade receivables net of loss allowance	43,864	57,923

For trade receivables, Opera recognizes a loss allowance based on lifetime expected credit losses as of each reporting date. Opera makes specific loss provisions at the level of individual invoices where information exists that management can utilize in its determination of credit risk. For trade receivables where no specific risk information is identified, Opera uses a provision matrix that is based on the nature of the receivable, geographic location of its invoicing and the age of the invoice relative to its due date, reflecting the historical credit loss experience and adjusting for forward-looking factors specific to the debtors and the economic environment. On that basis, the loss allowance was determined as follows.

		Past due
As of December 31, 2021 [US$ thousands]	Current (not past due)	<30 days	30-60 days	61-90 days	>91 days	Total
Weighted-average expected credit loss rate	0.4%	1.8%	2.5%	3.2%	50.3%	6.0%
Gross carrying amount	35,717	3,666	1,483	758	5,036	46,661
Loss allowance as of December 31, 2021	135	67	37	24	2,533	2,796

		Past due
As of December 31, 2022 [US$ thousands]	Current (not past due)	<30 days	30-60 days	61-90 days	>91 days	Total
Weighted-average expected credit loss rate	1.3%	6.8%	13.3%	26.2%	54.0%	6.6%
Gross carrying amount	51,268	3,203	1,296	1,251	4,966	61,985
Loss allowance as of December 31, 2022	662	218	173	328	2,682	4,062

The loss allowance for trade receivables as of year-end reconciles to the opening loss allowance as follows.

	Year ended December 31,
[US$ thousands]	2021	2022
Loss allowance as of January 1	7,643	2,796
Loss allowance related to trade receivables due from a former joint venture	(6,579)	-
Other changes in the period	1,732	1,366
Effect of movements in exchange rates	-	(100)
Loss allowance as of December 31	2,796	4,062

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

See Note 16 for details regarding Opera’s procedures on managing credit risk.

Receivables from Sale of Investments

Nanobank

In March 2022 Opera sold its 42.35% ownership interest in Nanobank for a fixed consideration of US$127.1 million in cash, payable in eight equal installments over the next two years. The receivable was recognized at its estimated fair value of US$120.3 million, calculated using a discount rate adjustment technique whereby the contractual cash flows were discounted using a risk-adjusted rate of 5.0%. The risk-adjusted rate was based on a risk-free rate of 2.15% and an estimated risk premium of 2.85%. The receivable was subsequently measured at amortized cost. Interest income was recognized by applying the effective interest rate on the gross carrying amount of the receivable.

In August 2022, Opera and the buyer agreed to make certain modifications to the sales agreement, including to the total purchase price, payment period and installment amounts. The adjusted purchase price was US$131.7 million, payable in 16 quarterly installments, the first of which had been made at the time the modified share transfer agreement was entered into. The modified share transfer agreement also introduced certain mechanisms which would potentially reduce the purchase price or trigger an immediate settlement in the form of the transfer of shares in another company following a sale or merger in which Nanobank is the target entity sold or merged. Based on significant judgment, as outlined in Note 2, the contractual rights to cash flows from the original receivable were deemed to have expired because of the substantial modifications to the share transfer agreement. The original receivable was therefore derecognized, and a new receivable recognized at its estimated fair value. The terms of the modified share transfer agreement were not consistent with a basic financing arrangement. For example, the revised terms introduced exposure to potential variability in the contractual cash flows based on the equity value of Nanobank. The new receivable was therefore subsequently measured at fair value through profit or loss.

As of December 31, 2022, fair value of the receivable was estimated to be US$76.3 million based on an expected present value technique where the probability-weighted average of possible future cash flows and non-cash payments was discounted using a rate that included a risk premium. The fair value measurement was classified as a level 3 measurement in the fair value hierarchy because it incorporated significant unobservable inputs, including the possible scenarios for settlement and default, their probabilities of occurring and the risk premium.

Based on the modified share transfer agreement, and other factors, we identified three possible groups of scenarios for settlement and default, two of which had three possible variations with regard to amount and timing of cash flows:

●	A scenario in which the counterparty makes the quarterly installments in accordance with the sales agreement,
●	a group of scenarios involving the receipt of shares in OPay, and
●	a group of scenarios involving credit losses.

The group of scenarios involving the receipt of shares in OPay was based on what was a proposed transaction as of year-end, specifically that Nanobank would sell the majority of its business in Asia to OPay in exchange for the owners of Nanobank receiving Series C preferred shares in OPay, some of which the buyer of Opera’s former ownership interest in Nanobank would transfer to Opera as full or partial settlement. The fair value of the Series C preferred shares in OPay was consistent with the fair value measurement of Opera’s existing shares in OPay, as outlined in Note 12, adjusted for the rights and obligations inherent in Series C preferred shares. Because the fair value of the Series C preferred shares expected to be received under this scenario was less than the amount outstanding under the modified share transfer agreement, the group of scenarios included two variations with regard to the payment of the residual amount.

The variations of default scenarios were related to the timing and amounts to be recovered. As part of the modified share transfer agreement, the buyer agreed to pledge its shares in Nanobank as security for its payment obligations to Opera. In the event of a default, Opera would have the right to assume ownership of the shares. Two variations of the default scenarios assumed that the shares in Nanobank would be returned to Opera, but with the value of the shares being less than the outstanding amount. The third variation assumed that the buyer would pay the outstanding amount after a protracted dispute resolution process.

The estimated fair value of the receivable is sensitive to the probabilities assigned to the possible scenarios. If the probability of the scenario in which the counterparty makes the quarterly installments when due decreased or increased by 10 percentage points, with evenly split increases or decreases in the probabilities of the other scenarios, the fair value of the receivable would decrease or increase by US$3.4 million, respectively. Similarly, if the probability of the group of scenarios involving the receipt of shares in OPay decreased or increased by 10 percentage points, the fair value of the receivable would decrease or increase by US$1.4 million, respectively. A 10 percentage points decrease or increase in the probability of the scenarios involving credit losses would result in the fair value increasing or decreasing by US$3.1 million, respectively.

The discount rate was based on the yield of U.S. treasury bonds with the same maturity as the receivable and a risk premium to capture the uncertainty with regard to amount and timing of future cash flows not reflected in the scenarios outlined above. Based on the wide range of possible scenarios, the risk premium was estimated to be in the range of 3.5% to 4.0%. The rate applied to discount the probability-weighted average of the possible cash flows was 8.0%. If the discount rate increased or decreased by 1.0 percentage point, the fair value of the receivable would decrease or increase by US$0.9 million, respectively.

The table below specifies the movement in the carrying amount of the receivable throughout 2022.

[US$ thousands]	Year ended December 31, 2022
Initial recognition at fair value	120,311
Interest income	2,390
Installment	(8,500)
Carrying amount at time of contract modification	114,201
Fair value loss	(37,923)
Carrying amount as of December 31	76,278
Recognized and classified as:
Non-current receivables from sale of investments	48,118
Current receivables from sale of investments	28,160

After the end of the reporting period, Opera and the counterparty agreed to settle the receivable by Opera receiving Series C preferred shares in OPay with an estimated fair value of US$77.4 million. See Note 18 for additional details.

Star X

On April 21, 2022, Opera sold its 19.35% ownership interest in Star X to Kunlun, the ultimate parent of both Opera and Star X, for a fixed consideration of US$83.5 million in cash, plus interest. An initial US$28.4 million installment was received in 2022, while the remaining consideration is to be paid in two equal installments by December 31st of 2023 and 2024, with no contingencies. Kunlun will pay a simple annual interest of 3.5% on the deferred payments.

The receivable was classified as subsequently measured at amortized cost. In 2022, Opera recognized interest income of US$1.3 million. The table below specifies the movement in the carrying amount of the receivable throughout 2022.

[US$ thousands]	Year ended December 31, 2022
Initial recognition at fair value	83,468
Interest income	1,285
Installment	(28,379)
Carrying amount as of December 31	56,374
Recognized and classified as:
Non-current receivables from sale of investments	28,187
Current receivables from sale of investments	28,187

For disclosure purposes, the fair value of the receivable was estimated using a present value technique where contractual cash flows were discounted using a risk-adjusted discount rate. The discount rate was based on the current yield on 2-year U.S. government bonds, while the risk premium was estimated based on the characteristics of the receivable and Kunlun, the counterparty. Compared to the date of initial recognition of the receivable, the risk-free rate had increased by 2.23% to 4.43% as of December 31, 2022. The risk premium was estimated to be 1.30%, the same as of year-end as at the time of initial recognition. Based on these estimates, the fair value of the receivable on December 31, 2022, was US$54.6 million, which was US$1.7 million less than the carrying amount. The fair value measurement incorporated significant unobservable inputs and is therefore categorized within level 3 of the fair value hierarchy.

Other Current Receivables and Prepayments

The tables below specify the items of other receivables and prepayments.

	As of December 31,
[US$ thousands]	2021	2022
Value added tax	1,525	1,472
Unsettled trades (Note 14)	15,462	12,993
Other	1,551	2,783
Total other current receivables	18,538	17,247

	As of December 31,
[US$ thousands]	2021	2022
Prepaid equipment	1,073	-
Prepaid corporate income taxes	4,485	421
Other prepaid expenses	3,635	3,511
Total prepayments	9,192	3,932

Note 14.	Lease Liabilities and Other Loans

Total lease liabilities and other loans are summarized below.

	As of December 31,
[US$ thousands]	2021	2022
Non-current lease liabilities	1,925	4,723
Non-current interest-bearing loans	155	-
Total non-current lease liabilities and other loans	2,081	4,723
Current lease liabilities	3,449	2,840
Current interest-bearing loans	7,784	146
Other current loans	194	126
Total current lease liabilities and other loans	11,427	3,112
Total lease liabilities and other loans	13,508	7,836

As of December 31, 2021, and 2022, Opera had one interest-bearing loan outstanding related to vendor financing of hosting infrastructure. That loan is repayable in equated monthly installments over 60 months, ending in June 2023. The total amount of the loan due in 2023 is presented as a current liability in the Statement of Financial Position as of December 31, 2022. The effective annual interest rate on the loan is 3.83%.

As of December 31, 2021, Opera had drawn US$7.5 million under a credit facility with a broker for the purpose of investing in listed equity securities under the investment program outlined in Note 3. The loan was repaid in early 2022 and shortly thereafter the credit facility was terminated. In the Statement of Financial Position as of December 31, 2021, the loan was recognized as part of current lease liabilities and other loans, and in the table above it was included as part of current interest-bearing loans.

See Note 16 for a maturity analysis of the financial liabilities.

Leases

Opera is the lessee for leases of property, data centers, servers and other equipment used in its operations.

The Statement of Financial Position has the following amounts relating to leases.

	As of December 31,
[US$ thousands]	2021	2022
Right-of-use assets:
Office properties (Note 10)	4,171	6,307
Equipment (Note 10)	1,070	1,157
Total right-of-use assets	5,241	7,464
Lease liabilities:
Non-current lease liabilities	1,925	4,723
Current lease liabilities	3,449	2,840
Total lease liabilities	5,374	7,564

Additions to and remeasurements of the right-of-use assets during 2022 totaled US$5.9 million (2021: US$2.7 million).

The Statement of Operations has the following amounts relating to leases.

	Year ended December 31,
[US$ thousands]	2021	2022
Depreciation expense of right-of-use assets classified as property	2,407	2,047
Depreciation expense of right-of-use assets classified as equipment	2,347	1,636
Interest expense (included in finance expense)	266	242
Expense relating to short-term leases (included in other operating expenses)	2,104	2,609
Foreign exchange (gain) loss	277	(103)
Total lease-related expenses	7,400	6,431

The total cash outflow for leases in 2022 was US$6.2 million (2021: US$7.5 million, and 2020: US$7.6 million).

Lease contracts are typically made for fixed periods of 6 months up to 7 years but may have extension options as described below. Contracts may contain both lease and non-lease components, which are accounted for separately. Opera allocates the consideration in the contract to the lease and non-lease components based on their relative stand-alone prices. Lease terms are negotiated on an individual basis and are for a wide range of different terms and conditions. Some lease agreements required that Opera provide cash deposits as security for lease payments. Leased assets may not be used as security for borrowing purposes.

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

Guarantee

A guarantee has been made by Opera in favor of Dell Bank International d.a.c. (Dell) as a security for all present and future lease liabilities of Opera (as the lessee) to Dell. This guarantee is limited to a principal amount of NOK 100.0 million, equal to US$10.2 million as of year-end 2022, with the addition of any interests, costs and/or expenses accruing on the liabilities and/or as a result of Opera’s non-fulfilment of the liabilities. The guarantee is valid until January 17, 2027.

Changes in Liabilities Arising from Financing Activities

The table below specifies changes in liabilities arising from financing activities.

[US$ thousands]	Non-current lease liabilities	Non-current interest-bearing loans	Current lease liabilities	Current interest-bearing loans	Other current loans	Total
As of January 1, 2021	3,094	490	4,707	311	371	8,973
Net cash flows	(1,836)	(33)	(3,283)	(311)	(154)	(5,617)
Change in credit facility	-	-	-	7,483	-	7,483
New and modified leases	667	-	2,025	-	-	2,692
Other changes (1)	-	(301)	-	301	(23)	(23)
As of December 31, 2021	1,925	155	3,449	7,784	194	13,508
Net cash flows	(353)	(9)	(3,484)	(301)	(68)	(4,216)
Change in credit facility	-	-	-	(7,483)	-	(7,483)
New and modified leases	3,151	-	2,875	-	-	6,027
Other changes (1)	-	(146)	-	146	-	-
As of December 31, 2022	4,723	-	2,840	146	126	7,836

(1)	"Other changes" includes the effect of reclassification of the non-current portion of liabilities to current due to the passage of time and the effect of accrued but not yet paid interest on interest-bearing loans and borrowings, including lease liabilities.

Note 15.	Trade and Other Payables, and Other Current Liabilities

The table below specifies the items of trade and other payables.

	As of December 31,
[US$ thousands]	2021	2022
Trade payables due to third party suppliers	32,506	40,031
Trade and other payables due to related parties (Note 18)	1,505	4,125
Employee withholding tax	1,737	1,618
Value added tax	1,648	768
Payroll tax (1)	982	394
Total trade and other payables	38,378	46,937

(1)	Includes accruals for social security costs related to share-based remuneration.

The table below specifies the items of other current liabilities.

	As of December 31,
[US$ thousands]	2021	2022
Accrued personnel expenses	11,793	11,586
Unsettled trades (Note 3)	6,931	-
Other current liabilities	401	567
Total other current liabilities	19,125	12,152

For a schedule of maturities for trade and other payables, and other current liabilities, see Note 16.

Note 16.	Financial Instruments – Fair Values and Risk Management

The following table shows the carrying amounts of financial assets and financial liabilities.

	As of December 31,
[US$ thousands]	2021	2022
Financial assets at amortized cost:
Receivables from sale of investments (Note 13)	-	56,374
Trade receivables (Note 13)	43,864	57,923
Other receivables (Note 13) (1)	20,518	18,993
Total financial assets at amortized cost	64,382	133,290
Financial assets at fair value through profit or loss:
Receivables from sale of investments (Note 13)	-	76,278
Unlisted preferred and ordinary shares (Note 12) (2)	168,965	86,997
Listed equity securities (Note 3) (3)	78,135	66,250
Total financial assets at fair value through profit or loss	247,100	229,525
Total financial assets	311,482	362,815
Financial liabilities at amortized cost:
Lease liabilities and other loans (Note 14)	13,508	7,835
Trade and other payables (Note 15)	38,378	46,937
Other financial liabilities	19,148	12,220
Total financial liabilities at amortized cost	71,409	66,992
Total financial liabilities	71,409	66,992

(1)	In the Statement of Financial Position, other non-current receivables are presented as part of non-current investments and financial assets while other current receivables are presented separately.
(2)	As of December 31, 2022, Opera held investments in ordinary and preferred shares in OPay with a total carrying amount of US$86.1 million and ordinary shares in Fjord Bank with a carrying amount of US$0.9 million. As of December 31, 2021, these investments had a carrying amount of US$84.6 million and US$0.9 million, respectively. During 2022, Opera sold its preferred shares in Star X, which had a carrying amount of US$83.5 million as of December 31, 2021. In the Statement of Financial Position, the shares in OPay are classified as held for sale while the investment in Fjord Bank is presented as part of non-current investments and financial assets. See Note 12 for more information.
(3)	Investments in listed equity securities are presented as marketable securities in the Statement of Financial Position.

Fair Values of Financial Instruments

The fair values of cash and cash equivalents, trade and other receivables, trade payables and other current liabilities approximate their carrying amounts largely due to the relatively short-term maturities of these instruments. For lease liabilities and other loans, the differences between the carrying amounts and fair values are not material.

Fair values of listed equity securities were determined by reference to published price quotations in active markets. As such, the fair value measurement of marketable securities held as of December 31, 2021, and 2022, was classified as a level 1 measurement in the fair value hierarchy.

Note 12 provides details on the fair value measurement of ordinary and preferred shares in OPay, preferred shares in Star X and ordinary shares in Fjord Bank, while Note 13 provides details on the fair value measurement of the receivables from the sales of Nanobank and Star X.

Financial Risk Management - Overview

The financial assets and financial liabilities held by Opera create exposure to market risk, liquidity risk and credit risk. The management team seeks to minimize potential adverse effects of these risks through sound business practices and risk management. The board of directors, together with senior management, is involved in the risk assessment process. Opera has not utilized derivatives for hedging purposes.

Market Risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Opera is exposed to three types of market risk: interest rate risk, foreign currency risk and price risk.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Opera’s exposure to interest risk is limited because financial liabilities have fixed interest rates and future interest payments on these will thus not fluctuate. Opera expects to settle all financial liabilities at maturity, meaning changes in market interest rates will only impact their fair value temporarily. Financial assets are not interest-bearing, except for deposits with banks and financial institutions and the receivable due from the sale of Star X.

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. Opera is exposed to transactional foreign currency risk to the extent that there is a mismatch between the currencies in which sales, purchases, receivables, and payables are denominated and the respective functional currencies of Group companies. Most of the revenue is denominated in U.S. dollars and Euro, while operating expenses are incurred in a wider specter of currencies, including the Norwegian krone, Chinese renminbi, Polish zloty, Swedish krona, British pound, and the Euro. The functional currency of revenue-generating entities in the Group is primarily the U.S. dollar. Management is closely monitoring Opera’s exposure to foreign currency risk and seeks to minimize its exposure to such risk. Opera’s exposure to foreign currency risk related to cash is limited.

In addition to transactional foreign currency risk, Opera is exposed to foreign currency translation risk arising from financial and non-financial items held by subsidiaries with functional currencies that are different from U.S. dollars, which is the presentation currency for the consolidated financial statements. Opera seeks to minimize this risk by limiting funding of subsidiaries to near-term cash needs.

Price Risk

In addition to the price risk related to Opera’s investments in listed equity instruments, as outlined in Note 3, Opera was also exposed to price risk from its investments in ordinary and preferred shares in OPay and ordinary shares in Fjord Bank, all of which are unlisted and measured at fair value through profit or loss. The nature of the investments and the underlying businesses entail uncertainties about the future values of the shares. This price risk is monitored by Opera’s senior management on a regular basis by reviewing the financial performance and position of the investees, and their forecasts for future performance. Note 12 contains additional details on the fair values of these shares, including sensitivity analysis.

Liquidity Risk

Liquidity risk is the risk that Opera will encounter difficulty in meeting its obligations associated with financial liabilities that are settled by delivering cash or another financial asset. The senior management of Opera is monitoring the exposure to liquidity risk and has adopted a centralized cash pooling process, which enables Opera to manage liquidity surpluses and deficits according to the actual needs at the group and subsidiary level. The liquidity management takes into account the maturities of financial assets and financial liabilities and estimates of cash flows from operations. Opera’s goal is to have a strong liquidity position in terms of available cash and cash equivalents, and short-term investments.

In 2022, Opera's liquidity risk was low because of the relatively strong liquidity position and Opera’s low debt-to-equity ratio. The following are the remaining contractual maturities of financial liabilities at the reporting date. The amounts are gross and undiscounted and include contractual interest payments.

As of December 31, 2021 [US$ thousands]	Less than 12 months	1 to 3 years	Over 3 years	Total
Non-current:
Lease liabilities (Note 14)	-	1,944	-	1,944
Interest-bearing loans, including interest (Note 14)	-	160	-	160
Other non-current liabilities	-	-	23	23
Current:
Trade and other payables (Note 15)	38,378	-	-	38,378
Lease liabilities (Note 14)	3,482	-	-	3,482
Interest-bearing loans, including interest (Note 14)	7,793	-	-	7,793
Other current liabilities (Note 15)	19,125	-	-	19,125
Total financial liabilities, including interest	68,778	2,104	23	70,905

As of December 31, 2022 [US$ thousands]	Less than 12 months	1 to 3 years	Over 3 years	Total
Non-current:
Lease liabilities (Note 14)	-	2,228	2,973	5,201
Interest-bearing loans, including interest (Note 14)	-	-	-	-
Other non-current liabilities	-	-	68	68
Current:
Trade and other payables (Note 15)	46,937	-	-	46,937
Lease liabilities (Note 14)	3,084	-	-	3,084
Interest-bearing loans, including interest (Note 14)	146	-	-	146
Other current liabilities (Note 15)	12,152	-	-	12,152
Total financial liabilities, including interest	62,319	2,228	3,041	67,588

Credit Risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss for Opera. Opera’s exposure to credit risk primarily arises from trade and other receivables, including receivables from sale of investments, deposits of cash with banks and financial institutions, and from the investment in preferred shares in OPay.

Credit risk is managed on a group basis. Deposits of cash are only made with banks and financial institutions that are considered solvent, resulting in management considering its exposure to credit risk for cash being low. For trade receivables due from customers, the exposure to credit risk is limited by Opera having established maximum payment periods in the range of 30 to 90 days after invoices being issued. Management is continuously monitoring the exposure to credit risk from outstanding trade receivables and is managing this risk as part of the management of business risk. Additional details on trade receivables, including maturity analysis and provision for expected credit losses are provided in Note 13.

In 2022, Opera sold its shares in Nanobank and Star X, with a significant portion of the transaction prices being payable in future periods. The credit risk related to these receivables is discussed in Note 13.

The investment in preferred shares in OPay gives rise to credit risk due to the redemption rights granted to Opera and other holders of preferred shares. The redemption rights entail that if certain defined events occur, such as the failure to complete an IPO within a certain period or material breaches of contractual obligations, Opera (and other investors) can demand repayment of the invested amount plus a return on that investment at a simple annual interest rate of 8%. Holders of preferred shares in OPay will incur credit losses if OPay is unable to honor its potential future redemption obligation. Opera’s management assessed this specific contingent credit risk to be low based the financial position of OPay. The preferred shares are monitored for credit deterioration. Note 12 provides additional details on the preferred shares.

Note 17.	Related Parties

Set out in the table below are the related parties with which Opera had transactions in the periods included in these consolidated financial statements.

Related parties	Nature of related party relationship
Beijing OFY Co., Ltd.	Key management personnel.
Kunlun Tech Co., Ltd., and its subsidiaries ("Kunlun")	Key management personnel and effective from 2021, Kunlun is the ultimate parent of Opera as it holds more than 50% of the shares in Opera Limited.
Mobimagic Digital Tech. Ltd.	Key management personnel.
NanoCred Cayman Co., Ltd., and its subsidiaries ("Nanobank")	Key management personnel and an associate of Opera from August 2020 until March 2022.
nHorizon Innovation (Beijing) Software Ltd. and nHorizon Infinite (Beijing) Software Ltd. (collectively "nHorizon")	Joint venture of Opera.
OPay Ltd., and its subsidiaries ("OPay")	Key management personnel and an associate of Opera until mid-2021.
Powerbets Holdings Ltd.	Joint venture of Opera until year-end 2020.
Qifei International Development Co., Ltd.	Entity with significant influence over Opera.
Star Group Interactive Inc. ("Star X")	Subsidiary of Kunlun and associate of Opera until April 2022.
Wisdom Connection III Holding Inc.	Entity controlled by former director of Opera and member of key management personnel of Opera's parent.

At the time of the transactions disclosed in this note, Opera’s chairman and chief executive officer had control or significant influence over Beijing OFY, Kunlun, Mobimagic Digital Tech, Nanobank, OPay, and Star X.

Transactions with Related Parties

On April 21, 2022, Opera sold its 19.35% ownership interest in Star X to Kunlun for a fixed consideration of US$83.5 million in cash. An initial US$28.4 million installment was received in 2022, with the remaining consideration to be paid in two equal installments by December 31st of 2023 and 2024, with no contingencies. Kunlun will pay a simple annual interest of 3.5% on the deferred payments. The transaction price of US$83.5 million was determined to be the best estimate of the fair value of the preferred shares in Star X as of year-end 2021 and consequently the disposal in 2022 did not result in any incremental gain or loss at the time of the transaction. See Notes 12 and 13 for additional information.

On October 17, 2022, Opera completed the repurchase of 46,750,000 ordinary shares, equivalent to 23,375,000 ADSs, for US$128.6 million from its pre-IPO shareholder Qifei International Development Co. Ltd., which consequently is no longer a shareholder in Opera. This repurchase of ordinary shares was made separately from the share repurchase program for the Company’s ADSs, as disclosed in Note 3.

Sales to related parties included the provision of engineering services to Beijing OFY, which was recognized as revenue categorized as technology licensing and other revenue. Moreover, Opera generated advertising revenue from strategic cooperation agreements with nHorizon which entitled nHorizon to 30% of the revenue it generated for Opera. Furthermore, at the end of 2022, Opera sold certain software to Kunlun in exchange for Opera being entitled to 1% of net profits generated from the software, if any, limited to US$5.0 million. The software had a carrying amount of US$0 and the fair value of the receivable was estimated to be US$0.

Opera acquired services from Kunlun, including a lease of office property in Beijing, China, and engineering services. Certain costs that Opera incurs due to being a subsidiary of Kunlun are reimbursed by Kunlun to Opera. Similarly, Opera incurred certain costs related to personnel who were engaged by Star X, which were reimbursed by Star X to Opera.

In 2022, Kunlun granted equity awards involving equity instruments of Kunlun to employees of Opera as compensation for services these employees provide to Opera. Opera does not have any obligation to settle the share-based payment transaction. Opera accounts for the fair value of the grants as a personnel expense over the vesting period with a corresponding increase in equity, effectively an equity contribution from the ultimate parent of Opera. See Note 5 for additional details on Kunlun's share incentive plan.

Kunlun provides investment management services to Opera under an investment and management agreement, as disclosed in the section for capital management in Note 3. In exchange for the services provided, Opera is obligated to pay an investment management fee, which is subject to the discretion of Opera’s chairman and chief executive officer but limited to 8% of the net gain from the investment activity, less related expenses. In 2022, the investment management fee was US$0.3 million (2021: US$0).

The table below shows transactions with related parties. Transactions with Star X are presented separately due to Star X being an associate of Opera until April 2022 in addition to being a subsidiary of Kunlun.

	Year ended December 31,
[US$ thousands]	2020	2021	2022
Sales of goods and services:
Beijing OFY	543	1069	256
Kunlun	-	-	1,055
Mobimagic Digital Tech	496	-	-
Nanobank	693	-	-
nHorizon	133	456	543
OPay	13,819	-	-
Purchases of goods and services:
Kunlun	(2,367)	(2,207)	(5,737)
Mobimagic Digital Tech	(9,719)	-	-
Nanobank	(23,007)	-	-
nHorizon	-	-	(1,777)
Other transactions:
Qifei International Development Co. Ltd.
- Repurchase of shares	-	-	128,563
Kunlun
- Share-based payment expense (Note 5)	-	-	1,865
- Sale of shares in Star X (Note 13)	-	-	83,468
- Interest income on receivable from sale of Star X (Note 13)	-	-	1,285
Nanobank
- Contribution of subsidiaries and receivables (Note 12)	264,936	-	-

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

	As of December 31, 2021		As of December 31, 2022
[US$ thousands]	Receivables	Payables	Receivables	Payables
Beijing OFY	46	-	-	-
Kunlun (1)	781	(794)	57,700	(3,516)
nHorizon	734	(571)	32	(483)
OPay	589	(140)	589	(126)
Wisdom Connection III Holding	500	-	500	-
Total	2,650	(1,505)	58,821	(4,125)

(1)	Of the total amount of receivables due from Kunlun as of December 31, 2022, the receivable from the sale of Star X amounted to US$56.4 million.

As of December 31, 2022, Opera had recognized loss provisions for receivables due from related parties of US$101 thousand ( December 31, 2021: US$40 thousand).

Note 18.	Events After the Reporting Period

On January 12, 2023, Opera announced that its board of directors had approved a special dividend of US$0.80 per ADS to shareholders of record as of the close of business on January 30, 2023. At the same date as the announcement, Opera entered into a share transfer agreement with Kunlun Tech Limited and Keeneyes Future Holding Inc., each a shareholder in Opera, for the sale of marketable securities, which Opera held as part of its investment program outlined in Note 3. The share transfer agreement granted Opera the right and obligation to sell a variable number of marketable securities on January 31, 2023, to be determined by Opera but subject to an upper limit, for a fixed price per security sold determined as the daily average closing price over the 15 trading days preceding the agreement. As such, Kunlun Tech Limited and Keeneyes Future Holding Inc. were exposed to both upside and downside market price risk as of the date of the agreement. The transaction closed with a sufficient number of securities sold to offset the dividends payable to Kunlun Tech Limited and Keeneyes Future Holding Inc., equal to a total consideration of US$59.0 million. At the date of closing, the market value of the shares based on their then-quoted price per share was US$74.0 million. In February the investment program was terminated after the remaining portfolio of marketable securities was sold in the market.

As a consequence of the dividend, non-exercised RSU grants in Opera were adjusted with the dividend yield, resulting in an increase of 218,020 RSUs. On February 27, 2023, Opera awarded 777,159 RSUs that vest over 2023-2026. The awards were granted according to Opera’s existing share incentive plan. Combined, 31% of awarded RSUs were scheduled to vest in 2023, 29% in 2024, 29% in 2025 and 11% in 2026. Subsequent to February 27, 2023, an exercise period of Opera’s equity program took place, which included RSUs that had vested earlier in the year. RSUs equivalent to 997,288 ADSs were issued to employees of Opera.

In February 2023, Nanobank sold the majority of its business in Asia to OPay in exchange for OPay shares. In connection with this, Opera and the third-party buyer of Opera’s former ownership stake in Nanobank agreed to treat the transaction as a full sale of Nanobank, triggering an immediate settlement of Opera’s receivable in the form of the transfer of 58,785,744 shares in OPay in lieu of quarterly cash installments through the second quarter of 2026. The settlement was based on the valuation applied in the transaction as well as an estimate for the value of Nanobank’s remaining business. Opera entered into a final share transfer agreement with the third-party buyer mirroring relevant provisions of the sales agreement between Nanobank and OPay, which includes certain financial targets for the Nanobank business acquired and a provision for the sellers to pro-rata return up to all Series C preferred shares received as consideration in the transaction, after 2024, if the cumulative performance over 2023 and 2024 falls short of such targets. The estimated fair value of the shares received was US$ 77.4 million, which was US$1.1 million higher than the carrying amount of the receivable as of December 31, 2022. This amount is inclusive of a 6% net reduction of value, equal to US$4.9 million, to reflect various scenarios of impacts related to the provisions in the agreement. Following the settlement transaction, Opera’s ownership interest in OPay increased to 9.47%.

As of March 31, 2023, Opera had completed the repurchase of 370,162 ADSs to date in 2023 for a total cost of US$2.5 million under the share repurchase program outlined in Note 3.