Form 20-F
period 2023-12-31
Opera Ltd
filed 2024-04-24
CIK 1737450

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023.

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

James Yahui Zhou, Chief Executive Officer
c/o Aaron McParlan, General Counsel
Vitaminveien 4, 0485 Oslo, Norway
Tel: +47 2369-2400
E-mail: legal@opera.com
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
American Depositary Shares, each representing two ordinary shares, par value $0.0001 per share	OPRA	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

175,036,568 ordinary shares, par value $0.0001 per share, as of December 31, 2023.

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

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐	Emerging growth company ☐

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

 ☒

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

●	“ADS” refers to an American depositary share in Opera, trading on Nasdaq under the ticker symbol “OPRA”, each of which representing two ordinary shares in Opera Limited;

●	“AI” refers to artificial intelligence and “AIGC” refers to artificial intelligence generated content;

●	“ARPU” refers to average revenue per user;

●	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, Taiwan and the special administrative regions of Hong Kong and Macau;

●	“EEA” refers to the European Economic Area consisting of the 27 countries of the European Union plus Norway, Liechtenstein and Iceland;

●	“IFRS® Accounting Standards” refers to International Financial Reporting Standards as issued by the International Accounting Standards Board;

●	“Kunlun” refers to Kunlun Tech Co., Ltd., unless otherwise indicated;

●	“LLMs” refers to large language models;

●	“MAUs” or “monthly active users” refers to the average number of active users of any month (within a given period), calculated as of its final day using a 30-day lookback window;

●	“Nasdaq” refers to the Nasdaq Stock Market LLC;

●	“PC” means computers running versions of the operating systems Windows, Linux or macOS;

●	“principal shareholders” refer to the principal shareholders named in this annual report;

●	“shares” or “ordinary shares” refers to our ordinary shares, par value $0.0001 per share;

●	“SEC” refers to the United States Securities and Exchange Commission;

●	“US$,” “U.S. Dollars,” “$” and “dollars” refer to the legal currency of the United States; and

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

In some cases, you can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements about:

●	our goals and strategies;

●	our expected development and launch, and market acceptance, of our products and services;

●	our future business development, financial condition and results of operations;

●	the expected growth in, and market size of, the global internet industry;

●	expected changes in our revenues, costs or expenditures;

●	our expectations regarding demand for and market acceptance of our brand, platforms and services;

●	our expectations regarding growth in our user base and level of engagement, including MAUs;

●	our ability to attract, retain and monetize users;

●	our ability to continue to develop new technologies and/or upgrade our existing technologies;

●	growth of, and trends of, competition in our industry;

●	government policies and regulations relating to our industry and the geographic markets in which we have business operations; and

●	general economic and business conditions in the markets where we have businesses.

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

●

Potential issues raised by the use of AI technologies in our products and services may result in reputational harm or liability, adversely affecting our business, financial condition, and operating results.

●	We may fail to keep up with rapid changes in technologies and mobile devices.

●	We may not succeed in managing or expanding our business across the expansive and diverse markets that we operate in.

●	The impact of worldwide economic conditions may adversely affect our business, operating results, and financial condition.

●	We plan to continue expanding our operations globally to markets where we have limited operating experience, which may subject us to increased business, economic and regulatory risks.

●	Direct and indirect impacts of the war in Ukraine are highly unpredictable, could be significant, and may have an adverse effect on our business, operations and our future financial performance.

●	We may need additional capital to expand our businesses but may not be able to obtain it on favorable terms or at all.

●	Our business depends on a strong brand and reputation, and we may not be able to maintain and enhance our brand or reputation or there may be negative publicity against us.

●	We are subject to risks related to litigation, including intellectual property claims and regulatory disputes.

●	Our investments in new businesses, new products, services and technologies and companies are inherently risky and could disrupt our ongoing businesses.

Risks Related to Our Technology and Intellectual Property.

●	We may fail to maintain or improve our technology infrastructure.

●	We may not be able to prevent others from unauthorized use of our intellectual property or brands.

●	Some of our applications contain open source software, which may pose increased risk to our proprietary software.

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

Risks Related to Our Suppliers and Partners.

●	A small number of business partners contribute a significant portion of our revenues.

●	We rely on our users’ web searches within Opera browsers for a substantial portion of our revenues.

●	Our existing business and our expansion strategy depend on certain key collaborative arrangements, and we may be unable to maintain or develop these relationships.

Risks Related to Our Internal Controls and Reporting.

●	Our user metrics and other operational metrics are subject to inherent challenges in measuring our operations.

●	Events outside our control may prevent us from timely meeting our reporting obligations.

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

●	Your ability to achieve a return on your investment will depend on the combination of future dividend payments and the price appreciation of the ADSs.

●	As a “controlled company” under the rules of the Nasdaq, we may be exempt from certain corporate governance requirements that could adversely affect our public shareholders.

●	We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

Risks Related to Our Business and Industry

We may fail to maintain or grow the size of our user base or the level of engagement of our users.

The size, geographical composition and engagement level of our user base are critical to our success. Our business and financial performance have been and will continue to be significantly affected by our success in adding, retaining and engaging active users. We continue to invest significant resources to grow our user base and increase user engagement, whether through innovations, providing new or improved products or services, marketing efforts or other means. We cannot assure you that our user base and engagement levels will grow at satisfactory rates, or at all. Our user numbers and engagement could be adversely affected if:

●	we fail to maintain the popularity of our products and services among users;

●	we are unable to continue to develop products that work with a variety of mobile operating systems, networks and smartphones;

●	we are unable to maintain the quality of our existing products and services;

●	we are unsuccessful in innovating or introducing new, best-in-class products and services;

●	we fail to adapt to changes in user preferences, market trends or advancements in technology;

●	we are unsuccessful with cross-selling new products and services to our existing user base;

●	our partners who provide content for Opera News, GX Games or our other platforms do not create content that is engaging, useful, or relevant to users;

●	our partners who provide content for our platforms decide not to renew agreements or not to devote their resources to creating engaging content;

●

our global distribution partners decide not to distribute our software on their products or platforms or impose adverse new restrictions or requirements for distribution on their products or platforms;

●	we fail to provide adequate service to users or partners;

●	technical or other problems prevent us from delivering our products or services in a timely and reliable manner or otherwise affect the user experience;

●	there are user concerns related to privacy, safety, security or other factors;

●	there are adverse changes to our products that are mandated by, or that we elect to make to address, legislation, regulation or litigation, including settlements or consent decrees;

●	we fail to maintain the brand image of our products, or our reputation is damaged; or

●	there are unexpected changes to the demographic trends, political, regulatory or economic development in the markets that we compete in.

Our efforts to avoid or address any of these events could require us to incur substantial expenditures to modify or adapt our products, services or platforms. If we fail to retain or continue growing our user base, or if our users reduce their engagement with our platforms, our business, financial condition and results of operations could be materially and adversely affected.

We face intense competition in a number of spaces and industries and if we do not continue to innovate and provide products and services that meet the needs of our users, we may not remain competitive.

We face intense competition in all of the products and services we offer. In the browser space, we generally compete with other global browser developers, including companies such as Google (Chrome), Apple (Safari), Microsoft (Edge) and Samsung, which have distributional or other advantages on their respective hardware or software platforms. We also compete with other regional internet companies that have strong positions in particular countries. From time to time, we have to compete with smaller, independent browser companies such as Mozilla Firefox, Brave, Avast, Yandex, DuckDuckGo and UC Web as well for those users who want to choose an alternative browser for their devices in addition to their respective default browsers. In the advertising space, we compete with other global internet companies which operate advertising platforms and audience extension products, such as those offered by Meta, ByteDance and Alphabet for both inventory and advertisers. In the content space, we have faced significant competition from other internet companies promoting their own content products and services globally, including Alphabet, Apple and Meta, and traditional media such as local and global newspapers and magazines. Unlike some other large competitors in the content space, we have historically focused on emerging markets, and have integrated unique content to users via our evolving AI-powered content discovery and recommendation platform. However, as we increasingly focus on more developed markets, we also compete with digital media properties and other AI based news offerings platforms.

In addition, we compete with all major internet companies for user attention and advertising spend. Moreover, in emerging markets, where certain mobile devices lack large storage capabilities, we may compete with other applications for the limited space available on users’ mobile devices. As we introduce new products, as our existing products evolve, or as other companies introduce new products and services, we may become subject to additional competition. For example, we launched an initial set of generative AI tools in our PC flagship browser in March 2023, gradually expanding to other mobile and PC browsers, and deploying additional tools, such as our Aria browser AI, during 2023. We also launched MiniPay, a new non-custodial stablecoin wallet built on the Celo blockchain, in September 2023. While we view our new products as extensions of Opera’s existing product portfolio, adding new products and services subjects us to new competitors and enhanced competition from our current competitors.

Many of our current and potential competitors have significantly greater resources and broader global recognition, and occupy better competitive positions in certain markets or on certain platforms than we do. These factors may allow our competitors to respond to new or emerging technologies and changes in market requirements better than we can. Our competitors may also develop products, features or services that are similar to ours or that achieve greater market acceptance. These products, features and services may undertake more far-reaching and successful product development efforts or marketing campaigns, or may adopt more aggressive pricing policies. In addition, our partners may use information that we share with them to develop or work with competitors to develop products or features that compete with us. Certain competitors, including Apple, Meta, Microsoft, Samsung and Alphabet, could use strong or dominant positions on their respective platforms or in one or more markets to gain competitive advantages against us in areas where we operate, including by:

●	integrating competing features into products they control such as web browsers or mobile device operating systems;

●	making acquisitions for similar or complementary products or services; or

●	impeding Opera’s accessibility and usability by modifying or imposing use restrictions on existing hardware and software on which the Opera applications operate or upon which they depend.

As a result, our competitors may acquire and engage users at the expense of our user base or engagement, which may seriously harm our business.

We believe that our ability to compete effectively depends on a number of factors, many of which are beyond our control, including:

●	the usefulness, novelty, performance and reliability of our products compared to our competitors;

●	the number and demographics of our monthly active users, or MAUs;

●	the timing and market acceptance of our products, including developments and enhancements of our competitors’ products;

●	our ability to monetize our products;

●	the effectiveness of our marketing activities and our marketing and distribution teams;

●	our ability to establish and maintain partners’ interest in using Opera;

●	the frequency, relative prominence and type of advertisements displayed on our applications or by our competitors;

●	the effectiveness of our customer service and support efforts;

●	our ability to innovate and remain at the forefront of emerging technologies and related market trends;

●	changes as a result of legislation, regulatory authorities or litigation, including settlements and consent decrees, some of which may have a disproportionate effect on us;

●	acquisitions or consolidation within the industries in which we operate;

●	our ability to attract, retain and motivate talented employees, particularly engineers and sales personnel;

●	our ability to cost-effectively manage and scale our rapidly growing operations; and

●	our reputation and brand strength relative to our competitors.

If we cannot effectively compete, our user engagement may decrease, which could make us less attractive to users, advertisers and partners and seriously harm our business.

Potential issues raised by the use of AI technologies in our products and services may result in reputational harm or liability, adversely affecting our business, financial condition, and operating results.

In January 2017, we launched the Opera News service, which is our AI-powered personalized news discovery and aggregation service. In June 2023, we redesigned and reengineered our flagship PC browser into Opera One, a browser with a new modular design and AI at its core with the Aria browser AI, which is built on our own Composer AI engine that can tap into multiple LLMs, as well as providing live results from the web. In February 2024, we deployed a new AI cluster in Iceland, which features an NVIDIA DGX SuperPOD equipped with advanced GPUs and AI enterprise software platform and powered entirely by green energy, and will support the growth of our browsers and form the base of our future AI services. As with many developing technologies, AI technologies present risks and challenges that could affect its further development, adoption, and use, and therefore our business. Our products and services based on AI may not be adopted by our users or customers. In addition, AI algorithms may be flawed. Datasets may be insufficient or contain biased information, and our algorithms could produce discriminatory or unexpected results or behaviors. Inappropriate or controversial data could impair the acceptance of our AI solutions and harm our reputation, business, customers, or stakeholders. Moreover, AI generated content may result in copyright and other legal issues and our AI generated content may not be able to compete against that of our competitors. These deficiencies could undermine the decisions, predictions, or analysis that our AI technologies produce, subjecting us to legal liability, and brand or reputational harm. Some AI scenarios also present ethical issues. If we enable or offer AI solutions that are controversial because of their purported or actual impact on human rights, privacy, employment, or other social or political issues, we may experience brand or reputational harm, adversely affecting our business and operating results. Furthermore, evolving rules, regulations, and industry standards governing AI may require us to expend significant resources to modify, maintain, or align our business practices or products to comply with rules and regulations of different jurisdictions in which we operate, the nature of which cannot be determined at this time. Several jurisdictions around the globe, including the European Union and certain U.S. states, have already proposed or enacted laws governing AI. For example, U.S. federal agencies are likely to release AI regulations in the near future in light of the Biden administration’s October 30, 2023 Executive Order on AI. The regulatory environment surrounding the impact of the implementation of AI on our products and services may adversely affect our ability to produce products and provide services and as a result may cause harm to our reputation and financial liability.

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

Our growing multi-market operations also require that we incur certain additional costs, including costs relating to staffing, logistics, intellectual property licensing or protection, tariffs and other trade barriers. Moreover, we may become subject to risks associated with:

●	recruiting and retaining talented and capable management and employees in various markets;

●	challenges caused by distance, language and cultural differences;

●	providing content and services that appeal to the tastes and preferences of users in multiple markets;

●	implementing our businesses in a manner that complies with local laws and practices, which may differ significantly from market to market;

●	maintaining adequate internal and accounting control in subsidiaries across various markets;

●	currency exchange rate fluctuations;

●	protectionist laws and business practices;

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

Our financial performance is subject to worldwide economic conditions, including adverse economic conditions caused by inflation, changes in interest rates and tighter credit, geopolitical conflicts such as the war in Ukraine or Gaza, currency fluctuations and supply chain disruptions, and their impact on levels of advertising spending. Advertiser expenditures are negatively impacted by overall economic conditions, and reductions in advertising spending could have a material adverse impact on our business, operating results, and financial condition.

We are currently operating during a period of economic uncertainty and cannot predict the timing, strength, or duration of economic downturns. To the extent general macroeconomic conditions remain uncertain or worsen, our business may be harmed. Inflation has the potential to adversely affect our liquidity, business, operating results, and financial condition by increasing our overall cost structure, particularly if we are unable to achieve commensurate increases in the prices we charge our customers. The existence of inflation in the economy has resulted in, and may continue to result in, higher interest rates and capital costs, increased costs of labor, fluctuations in foreign currency exchange rates, and other similar effects. As a result of inflation, we have experienced, and may continue to experience, cost increases, which could materially and adversely affect our business, operating results, and financial condition.

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

●	reduced protection for our intellectual property rights in some countries and/or heightened protection for intellectual property rights of content providers in other countries;

●	difficulties in staffing and managing global operations and the travel, infrastructure and compliance costs associated with multiple international locations;

●	regulations that might add difficulties in repatriating cash earned outside our core markets and otherwise preventing us from freely moving cash;

●	import and export restrictions and changes in trade regulation;

●	complying with statutory equity requirements;

●	complying with the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act and similar laws in other jurisdictions, such as Norway; and

●	complying with export controls and economic sanctions administered by the relevant local authorities, including in the United States and European Union, in our international business.

If we are unable to expand internationally and manage the complexity of our global operations successfully, our business could be seriously harmed.

Direct and indirect impacts of the war in Ukraine are highly unpredictable, could be significant, and may have an adverse effect on our business, operations and our future financial performance.

The Russian Federation initiated a full-scale military invasion of Ukraine on February 24, 2022, precipitating a humanitarian crisis. This ongoing military conflict has provoked strong reactions from the United States, the United Kingdom, the European Union and various other countries around the world, including the imposition of export control, control on distribution of online content and other broad financial and economic sanctions against Russia, which may have far-reaching effects on the global economy. While the precise effects of the ongoing military conflict and the retaliatory measures that have been taken, or could be taken in the future, remain uncertain, they have already resulted in significant volatility in financial markets and rises in energy and commodity prices globally, and created worldwide security concerns that could have a lasting impact on regional and global economies.

The macroeconomic impacts on our business continue to evolve and be unpredictable and may continue to adversely affect our business, operations and financial performance. Examples of potential impacts of the war in Ukraine on our business include changes in our user base as a result of our inability to operate our products in affected countries, reduced demand affecting our advertising and search revenues, increased compliance costs and business limitations from export controls or economic sanctions, as well as broader fluctuations in exchange rates that may directly and indirectly affect our global revenue and costs as presented in U.S. Dollars. For example, on December 16, 2022, the European Union adopted new economic sanctions, or the December 2022 EU Sanctions, prohibiting the provision of “advertising services” to legal persons, entities or bodies established in Russia, and therefore we have subsequently terminated all advertising contracts with customers in Russia among other actions. For additional details, see “Item 4. Information on the Company — B. Business Overview – Regulations – European Economic Sanctions.”

Revenue generated from customers and monetization partners domiciled in Russia accounted for 6.1%, or $20.3 million, of our revenue in 2022 and 5.2%, or $20.7 million, of our revenue in 2023. A substantial portion of these amounts in both 2022 and 2023 were search revenues from our business partner, Yandex LLC, or Yandex. With respect to these search revenues, Yandex generates advertising revenues primarily in Russian Rubles, and pays us a revenue share converted at prevailing exchange rates to U.S. Dollars. Although our transactions with Yandex relating to search distribution are not at present subject to any export control or economic sanction against Russia, and we have terminated all advertising contracts with customers in Russia in response to the December 2022 EU Sanctions, there is no assurance that broader sanctions will not be in place in the future, which may adversely affect our relationship with our business partners as well as our revenue related to Russia. Moreover, on February 5, 2024, Yandex’s US listed parent company, namely Yandex N.V., announced that it had reached a binding agreement to sell certain of its core businesses, including its search business, to a consortium of buyers. Yandex N.V. reported that the sale will be in full compliance with international sanctions and that no member of the consortium of buyers is the target of blocking sanctions in the U.S., European Union, U.K. or Switzerland. However, we cannot assure you that our cooperation with Yandex will not ultimately be impacted by such a restructuring.

We estimate that approximately 9.9% of our revenue in 2022, and 5.7% of our revenue in 2023, was generated based on monetizing the portion of our user base in Russia. As a result of the scale of the ongoing crisis and the speed at which the global community has been impacted, our revenue growth rate and expense as a percentage of our revenues, and our operating results, may fall below expectations in future periods.

We may need additional capital to expand our businesses but may not be able to obtain it on favorable terms or at all.

While we believe we have sufficient capital to fund our current growth plans, we may require additional capital in order to fund future plans for the additional growth and development of our businesses and any additional investments or acquisitions we may decide to pursue. If our cash resources are insufficient to satisfy our cash requirements, we may seek to issue additional equity or debt securities or obtain new or expanded credit facilities. Our ability to obtain external financing in the future is subject to a variety of uncertainties, including inflation and changes in interest rates, geopolitical conflict, our future financial condition, results of operations, cash flows, share price performance, liquidity of international capital and lending markets and governmental regulations in the markets that we operate in. In addition, incurring indebtedness would subject us to increased debt service obligations and could result in operating and financing covenants that would restrict our operations. There can be no assurance that financing will be available in a timely manner or in amounts or on terms acceptable to us, or at all. Any failure to raise needed funds on terms favorable to us, or at all, could severely restrict our liquidity as well as have a material adverse effect on our business, financial condition and results of operations. Moreover, any issuance of equity or equity-linked securities could result in significant dilution to our existing shareholders.

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

We may be, and in some instances have been, subject to claims, lawsuits (including class actions and individual lawsuits), government investigations and other proceedings relating to intellectual property, consumer protection, privacy, labor and employment, import and export practices, competition, securities, tax, marketing and communications practices, commercial disputes and other matters. For example, we and certain of our directors and officers were named as defendants in a putative class action filed in the United States District Court for the Southern District of New York: Brown v. Opera Limited et al., Case No. 20 cv 674 (S.D.N.Y.), which was dismissed with prejudice in April 2021. The number and significance of our legal disputes and inquiries have increased as our products and services have grown in complexity and as our business has expanded in scope and geographic reach. For instance, we are currently attempting to enforce an U.K. court judgment against a non-paying customer in Kenya. This customer has also filed a lawsuit against us in Kenya, which we believe lacks substantial merit. While we have obtained the judgment for the full amount in the U.K., we have been advised to record a bad debt provision, as there are uncertainties regarding our ability to successfully enforce the judgment and collect the full amount in Kenya.

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

Our investments in new businesses, new products, services and technologies and companies are inherently risky and could disrupt our ongoing businesses.

We have invested and expect to continue to invest in new businesses, products, services and technologies. For example, we launched the GX Games portal in November 2021, a premium Opera VPN Pro offering in April 2022, and our MiniPay stablecoin wallet in September 2023. Throughout 2023 we have launched a variety of generative AI tools and services including our Aria browser AI, and in February 2024, we announced our deployment of a new AI data cluster in Iceland featuring a NVIDIA DGX SuperPOD to serve as the basis for additional future AI services. We may pursue additional opportunities in or relating to gaming, AI, Web3 and blockchain technologies in the future. We have limited historical experience in most aspects of the operation of our new initiatives, which makes it difficult to evaluate our future prospects. We intend to promote our new product and service offerings to our existing user base, and the success of such cross promotional efforts is uncertain. Moreover, we may not be able to obtain the regulatory approvals, permits or licenses as may be required for all of our desired initiatives. Failure to manage or grow our initiatives may have material adverse effects on our overall financial position and results of operations.

We have also invested in promising companies. Since 2017, we have invested in OPay, a leading mobile wallet and payment services company that first launched in Nigeria. In 2018 and 2020, we acquired minority interests in Star Group Interactive Inc., or Star X (formerly known as StarMaker), and NanoCred Cayman Co. Limited, or Nanobank, respectively, and sold all of our equity interests in these two companies in 2022 to focus on our core businesses. Our investments and acquired assets or businesses may not generate the financial results we expect. They could result in occurrence of significant investments and goodwill impairment charges, amortization expenses for other intangible assets and credit losses on receivables. See "— We may be required to recognize impairment charges." Changes to the valuation of our remaining investee, OPay, may also impact our financial results, depending on the way in which we account for our investment. Should the estimated fair value decrease, our financial results will be adversely affected. Moreover, general operational risks, such as inadequate or failing internal control of an investee, may also expose our investments to risks beyond our control. See “Item 4. Information on the Company — B. Business Overview – Our Investments,” “Item 5. Operating and Financial Review and Prospects —A. Operating Results—Major Factors Affecting Our Results of Operations— Our Ability to Conduct and Manage Strategic Investments and Acquisitions” and Note 12 to our consolidated financial statements included elsewhere in this annual report for additional information regarding our investments.

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

We may be the target of anti-competitive, harassing, or other detrimental conduct by third parties. Allegations, directly or indirectly against us or any of our executive officers, may be posted in internet chatrooms or on blogs or websites by anyone, whether or not related to us, on an anonymous basis. The availability of information on social media platforms and devices is virtually immediate, as is its impact. Social media platforms and devices immediately publish the content their subscribers and participants post, often without filters or checks on the accuracy of the content posted. Information posted may be inaccurate and adverse to us, and it may harm our business, prospects or financial performance. The harm may be immediate without affording us an opportunity for redress or correction. In addition, such conduct may include complaints, anonymous or otherwise, to regulatory agencies. We may be subject to regulatory investigations as a result of such third-party conduct and may be required to expend significant time and incur substantial costs to address such third party conduct, and there is no assurance that we will be able to conclusively refute each of the allegations within a reasonable period of time, or at all. Additionally, our reputation could be harmed as a result of the public dissemination of anonymous allegations or malicious statements about our business, which in turn may cause us to lose users and customers and adversely affect the price of our ADSs.

If we fail to detect online advertising fraud, we could lose the confidence of our partners and our revenues could decline.

Like others in our industry, our business is exposed to the risk of various forms of online advertising fraud perpetrated by bad actors to generate traffic that does not represent genuine user interest or intent. We seek to detect and prevent such invalid traffic and expect our marketing and advertising partners to do the same. We and our partners, however, have been unable and may continue to be unable to detect and prevent all such abuses. If we and our partners fail to detect significant online advertising fraud associated with our marketing campaigns or advertising campaigns in our or third-party inventory on our platforms, which reduces the competitiveness of Opera Ads and advertisers’ willingness to advertise on our platforms, our revenues may be negatively affected. For example, affected advertisers may experience a reduced return on their investment in advertising on our platforms and advertisers or publishers may lose confidence in the integrity of our systems. If this happens, our revenues from such monetization partners may decline.

We face risks related to natural disasters, health epidemics or terrorist attacks, which could significantly disrupt our operations.

Our business could be adversely affected by natural disasters, such as earthquakes, floods, landslides, tsunamis, volcanic eruptions, outbreaks of health epidemics, as well as terrorist attacks, other acts of violence or war or social instability. If any of these occurs, we may be required to temporarily or permanently close our facilities, and our business operations may be suspended or terminated. For example, in early 2020, COVID-19 impacted market and economic conditions globally, resulting in the implementation of significant governmental measures to control the spread of COVID-19 as well as changes in our user behavior and the businesses of our monetization partners. Thus, our future operating and financial results may fluctuate substantially or fall below the expectations of securities analysts and investors. In such events, the trading price of our ADSs may fluctuate significantly. If any such situation persists, the global economy may be severely harmed and disrupted, which could adversely affect our results of operation.

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

We are subject to seasonality and other fluctuations in our business. For example, revenues from our e-commerce and travel partners are typically affected by seasonality due to various holidays that may result in higher than usual e-commerce transactions and travel-related activities, and similar seasonal trends may affect revenues from our search partners. We may not yet have sufficient historical information to accurately anticipate seasonal or other fluctuations in our newer business areas. Historical patterns of seasonality may in any case be less relevant under current macroeconomic conditions as the ongoing impacts of rising inflation and interest rate, supply chain disruptions, and geopolitical conflicts such as the wars in Ukraine or Gaza may alter seasonal trends.

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

A certain degree of judgment is required in evaluating our tax positions and determining our provision for income taxes. In the ordinary course of business, there are many transactions and calculations for which the ultimate tax determination is uncertain. For example, our effective tax rate, expressed as the percentage of income tax expenses to profit before income taxes, was 37.0% in 2022, as compared to 0.1% in 2021 and 4.2% in 2023, respectively. Our effective tax rate could be adversely affected by lower than anticipated earnings in markets where we have lower statutory rates and higher than anticipated earnings in markets where we have higher statutory rates, inability to fully utilize tax assets recognized on our balance sheet, by changes in foreign currency exchange rates or by changes in the relevant tax, accounting and other laws, regulations, principles and interpretations. Any of these factors could materially and adversely affect our financial position and results of operations.

The value of our other intangible assets relates directly to the value of crypto assets we held, the value of which may be highly volatile and subject to fluctuations.

The value of our other intangible assets relates directly to the value of crypto assets we held and fluctuations in the price of crypto assets could adversely affect the value of our other intangible assets. As of December 31, 2023, our other intangible assets include holdings of mainly Celo units and other crypto assets with a total carrying amount of $2.0 million. As we may pursue additional opportunities in or relating to Web3 and blockchain technologies in the future, our holding of crypto assets may increase from time to time. For example, as part of a strategic partnership agreement entered into in 2023 with AP Grant Foundation Company, an entity promoting the Celo platform, we have committed to purchasing Celo units for $250 thousand per quarter until the first quarter of 2026 with a contractual lockup requiring us to hold the Celo for one year from the date of purchase.

Our other intangible assets are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. See Note 10 to our consolidated financial statements included elsewhere in this annual report for more information. The market price of crypto assets may be highly volatile, and subject to a number of factors, leading to greater volatility that could adversely affect the value of our other intangible assets. In addition, there is no assurance that crypto assets will maintain their values in the long or intermediate term. We may from time to time convert the crypto assets into cash. In the event that the price of the crypto assets declines, we may have a loss during the conversion and may have relevant impairment loss proportionately when the crypto assets are tested for impairment. See “— We may be required to recognize impairment charges.” As a result, our quarterly results may suffer and our financial condition for any giving period may also be negatively affected.

We may be required to recognize impairment charges.

Our goodwill and other intangible assets totaled $429.9 million and $99.1 million, respectively, as of December 31, 2023, predominantly relating to our acquisition of Opera Norway AS and its subsidiaries in 2016. We also had property and equipment with a carrying amount of $16.1 million as of December 31, 2023. Intangible assets, including goodwill, and property and equipment, are tested for impairment when there are indicators that the assets might be impaired. In assessing whether there are indicators of impairment, we consider both external and internal sources of information, including losses of key customers, unfavorable changes in technology or competition and unfavorable changes in user base or user testes. Irrespective of any indicators, intangible assets with indefinite useful lives and goodwill are tested annually for impairment. In 2023, we recognized an impairment loss of $0.7 million related to certain non-core intangible assets, while in 2022, we recognized an impairment loss of $3.2 million related to certain non-core intangible assets.

We also have investments in ordinary and preferred shares in OPay and ordinary shares in Fjord Bank. The shares are measured at fair value through profit or loss. While we recognized an unrealized gain in 2023 of $89.8 million on our shares in OPay, we may recognize losses in future periods if the estimated fair value of the shares decreases. Moreover, since estimates of fair value are based on significant unobservable inputs, they are subject to estimation uncertainty. Furthermore, we have committed to the pro-rata return of Series C shares in OPay that we received in early 2023 in connection with OPay’s acquisition of Nanobank’s Asian business in the event the cumulative financial performance over 2023 and 2024 for the acquired business falls short of a certain target. As of December 31, 2023, the estimated fair value of the shares subject to these provisions was $95.8 million. See Notes 1, 11 and 12 to our consolidated financial statements included elsewhere in this annual report for additional information.

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

We are constantly upgrading our technology to provide improved performance, increased scale and better integration among our platforms. Adopting new technologies, upgrading our internet ecosystem infrastructure, as well as maintaining and improving our technology infrastructure require significant investments of time and resources, including adding new hardware, updating software and recruiting and training new engineering personnel. For example, in February 2024, we announced our deployment of a new AI data cluster in Iceland featuring our investment in a NVIDIA DGX SuperPOD. Adverse consequences from the failure to continue to make such investments may include unanticipated system disruptions, security breaches, computer virus attacks, slower response times, decreased user satisfaction and delays in reporting accurate operating and financial information. In addition, many of the software and interfaces we use are internally developed and proprietary technology. If we experience problems with the functionality and effectiveness of our software or platforms, or are unable to maintain and constantly improve our technology infrastructure to handle our business needs and ensure a consistent and acceptable level of service for our users, our business, financial condition, results of operation and prospects, as well as our reputation, could be materially and adversely affected.

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

We use open source software in some of our applications, including our Opera browsers which incorporate Chromium browser technology, and we will use open source software in the future. We are supportive of the open source community, and we regularly engage with open source software communities and release internal software projects under open source licenses and anticipate continuing to do so in the future. The terms of many open source licenses to which we are subject have not been interpreted by U.S. or foreign courts, and there is a risk that such licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to sell or distribute our applications. Additionally, we may from time to time face threats or claims from third parties claiming ownership of, or demanding release of, the alleged open source software or derivative works we developed using such software, which could include our proprietary source code, or otherwise seeking to enforce the terms of the applicable open source license. These threats or claims could result in litigation and could require us to make our source code freely available, purchase a costly license or cease offering the implicated applications unless and until we can re-engineer them to avoid the alleged infringement. Such a re-engineering process could require significant additional research and development resources, and we may not be able to complete it successfully. In addition to risks related to license requirements, our use of certain open source software may lead to greater risks than use of third party commercial software, as open source licensors generally do not provide warranties or controls on the origin of the software. Additionally, because any software source code we contribute to open source projects is publicly available, our ability to protect our intellectual property rights with respect to such software source code may be limited or lost entirely, and we are unable to prevent our competitors or others from using such contributed software source code. Any of these risks could be difficult to eliminate or manage and, if not addressed, could adversely affect our business, financial condition and results of operations.

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

We have applied for various patents relating to our business, and evaluate new applications on an ongoing basis. Approvals of our patent applications are subject to determinations by the relevant local authorities that there are no prior rights in the applicable territory. In addition, we have also applied for registrations and/or changes in registrations relating to our Opera logos and other key trademarks to establish and protect our exclusive rights to these trademarks. While we have succeeded in registering the trademarks for most of these marks in our major markets under certain classes, the applications for initial registration, and/or changes in registrations relating to transfers, of some marks and/or of some of trademarks under other classes are still under examination by the relevant local authorities. Approvals of our trademark registration applications, and/or of changes in registrations, are subject to determinations by the relevant local authorities that there are no prior rights in the applicable territories. We cannot assure you that these patent and trademark applications will be approved. Any rejection of these applications could adversely affect our rights to the affected technology, marks and designs. In addition, even if these applications are approved, we cannot assure you that any issued patents or registered trademarks will be sufficient in scope to provide adequate protection of our rights.

Privacy concerns relating to our services and the use of user information could negatively impact our user base or user engagement, or subject us to governmental regulation and other legal obligations.

We collect certain data from our users (including data considered to be “personal data” under applicable law), which we use for various purposes important to our business. For example, we use such data to better understand and profile our users, to support advertising in Opera’s products, and to provide users with personalized news, videos, and other content recommendations. Additionally, we process more limited data to operate Aria, our AI chatbot powered in part by third parties like OpenAI and Google. Further, in the context of Opera Ads, we process and transfer large amounts of data collected through websites, apps, and other services operated by third parties with whom Opera has no direct relationship. Concerns about the collection, use, disclosure or security of personal information and data or other privacy-related matters, even if unfounded, could damage our reputation, cause us to lose users and subject us to regulatory investigations, all of which may adversely affect our business. While we strive to comply with applicable data protection laws and regulations, and to be as clear and transparent as possible in our privacy policies and public statements, any failure or perceived failure to comply with these laws, regulations or policies may result in inquiries and other proceedings or actions against us by government agencies or others, as well as negative publicity and damage to our reputation and brands, each of which could cause us to lose users and have an adverse effect on our business and operating results.

Because we store, process and use data, some of which contains personal information, we are subject to complex and evolving laws and regulations across multiple jurisdictions regarding privacy, data protection and other matters.

We are subject to a variety of laws and regulations that involve matters central to our business, including user privacy, rights of publicity, data protection, content, intellectual property, distribution, electronic contracts and other communications, competition, protection of minors, consumer protection, taxation and online-payment services. These laws can be particularly restrictive in certain countries, particularly in the European Economic Area, where courts and regulators applying the General Data Protection Regulation, or GDPR, have generally favored a strict application of the law, especially where international data transfers, AI, or internet advertising are at issue. For example, in recent years European regulators and courts issued several decisions that are broadly adverse to the internet advertising industry, and showed particular concern about the use of personal data in AI services, including OpenAI’s ChatGPT product. Further, such laws and regulations constantly evolve and many jurisdictions that are significant to our businesses, including Singapore, Nigeria, Kenya, and Brazil have enacted or updated privacy laws, while similar developments are under consideration in India and several states of the U.S. The application and interpretation of these laws and regulations are often uncertain, particularly in the new and rapidly evolving industry in which we operate. Many of these laws and regulations are subject to change and uncertain interpretation, and could result in investigations, claims, changes to our business practices, increased cost of operations and declines in user growth, retention or engagement, any of which could seriously harm our business. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Data Protection and Information Security and Regulations on Data Projection and Information Security” of this annual report.

We are exposed to cyber-attacks, data breaches, internal employee and other insider misconduct, computer viruses, physical and electronic break-ins and similar disruptions that may adversely impact our ability to protect the confidential information of our users and borrowers.

We collect, store and process certain personal and other sensitive data from our users during our daily business operations. The data that we have processed and stored makes us and our external service providers a target and potentially vulnerable to cyber-attacks, computer viruses, physical or electronic break-ins or similar disruptions. Unauthorized parties can and have attempted to gain access to our systems and facilities through various means, including, among others, hacking into the systems or facilities of us or our partners or customers, or attempting to fraudulently induce our employees, partners, customers or others into disclosing usernames, passwords, or other sensitive information, which may in turn be used to access our information technology systems, and we expect such efforts will continue in the future. While we have taken measures to protect the confidential information that we have access to, our security measures could and in some cases have been breached. Moreover, the techniques used to obtain unauthorized, improper or illegal access to our and our external service providers’ systems, our data or customers’ data, disable or degrade service, or sabotage systems are constantly evolving and becoming more sophisticated, may be difficult to detect quickly, and often are not recognized until after they have been launched against a target. We cannot guarantee that our security measures or the security measures of external service providers will prevent all security breaches, intrusions or attacks, as computer circumvention tools and techniques become more advanced. Certain such malicious efforts may be state-sponsored and supported by significant financial and technological resources, making them even more difficult to detect and prevent. Cybersecurity threats may also be amplified by improper use of AI in addition to other related technologies, which may further increase our exposure to security breaches, intrusions or attacks and other cybersecurity risks, as attackers harness its capabilities to launch more complex, automated, and targeted attacks and may require us to spend additional resources to further strengthen our defenses against such threats. In addition, cybersecurity organizations in many countries have published warnings of increased cybersecurity threats to businesses, and external events, like the conflict between Russia and Ukraine, may increase the likelihood of cybersecurity attacks. We and our customers, suppliers and partners may be subject to retaliatory cyberattacks perpetrated by Russia or others at their direction in response to economic sanctions and other actions taken against Russia as a result of its invasion of Ukraine. Any failure or security breach of information systems or data could result in a violation of applicable privacy and other laws, significant legal and financial exposure, damage to our reputation or a loss of confidence in our security measures, which could also adversely affect our business.

Although to date we have not suffered any material costs or disruption to our business caused by any such incident, any future security breach could have a material adverse impact on our users’ willingness to use our services, and our reputation and brands, business operations and financial performance. For more information, see “Item 16K. Cybersecurity – Material Incidents” of this annual report.

Malware, viruses, hacking and phishing attacks, spamming and improper or illegal use of our products or services could seriously harm our business and reputation.

Malware, viruses, hacking and phishing attacks have become more prevalent in our industry, have occurred on our systems in the past and may occur on our systems in the future. Because of our prominence, we believe that we are an attractive target for these sorts of attacks. In addition, we possess certain personal data from our users as described in our privacy statement. The data that we process and store, while generally limited in scope, may also make us an attractive target for cyber-attacks due to the size of our user base. In some of our businesses we rely on mobile money providers and payment processors to conclude transactions. Such suppliers may hold funds on our behalf and may themselves be attractive targets for these sorts of attacks. Although it is difficult to determine what, if any, harm may directly result from an interruption or attack, any failure to maintain performance, reliability, security and availability of our products and technical infrastructure to the satisfaction of our users may seriously harm our reputation and our ability to retain existing users and attract new users. If these activities increase on our platform, our reputation, user growth and engagement, and operational cost structure could be seriously harmed. Likewise, such failures with respect to our suppliers may harm our reputation or result in a financial loss. For more information, see “Item 16K. Cybersecurity” of this annual report.

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

Interruption or failure of any of our information technology and communications systems or those of the operators of third party internet properties that we collaborate with could impede or prevent our ability to provide our services. In addition, our operations could be interrupted by natural disasters and other events. Our disaster recovery plan for our servers cannot fully ensure safety in the event of damage from fire, floods, storms, earthquakes, volcanic eruptions, power loss, telecommunications failures, hacking and similar events. If any of the foregoing occurs, we may experience a partial or complete system shutdown. Furthermore, our servers, which are hosted at third party internet data centers, are also vulnerable to break-ins, sabotage and vandalism. Some of our systems are not fully redundant, and our disaster recovery planning does not account for all possible scenarios. The occurrence of a natural disaster or a closure of an internet data center by a third-party provider without adequate notice could result in lengthy service interruptions. Any system failure or inadequacy that causes interruptions in the availability of our services, or increases the response time of our services, could have an adverse impact on our user experience and satisfaction, our attractiveness to users and advertisers and future user traffic and advertising on our platform. To improve performance and to prevent disruption of our services, we may have to make substantial investments to deploy additional servers or one or more copies of our internet platforms to mirror our online resources.

Risks Related to Our Suppliers and Partners

A small number of business partners contribute a significant portion of our revenues.

A small number of business partners contribute a significant portion of our revenues. For example, our largest business partner, Google, contributed approximately 42.4% of our revenues in 2023, compared to 44.9% in 2022 and 51.3% in 2021. Although we continue efforts to diversify our partner base, we cannot assure you that a limited number of partners will not continue to contribute a significant portion of our revenues for the near future. Consequently, any of the following events may materially and adversely impact our business, results of operations and growth prospects:

●	reduction, delay or cancellation of services by our large business partners;

●	a significant decrease in the business results or prospects of one of our large business partners;

●	failure by one or more of our large business partners to pay for our services; or

●	loss of one or more of our significant customers and any failure to identify and acquire additional or replacement partners.

Revenue generated from customers and monetization partners domiciled in Ireland accounted for 50.5%, 44.1% and 41.1% in 2021, 2022 and 2023, respectively. In addition, revenue generated from customers and monetization partners domiciled in Singapore accounted for 9.7%, 15.6% and 15.4% in 2021, 2022 and 2023, respectively. Geographic concentration is not necessarily an indication of where user activity occurs as our end users are located across the world but is affected by the geographic concentration of domicile among certain of our primary monetization partners. We are especially exposed to risks related to the economic conditions, regional specific legislation and tax law of the identified countries.

We rely on our users’ web searches within Opera browsers for a substantial portion of our revenues.

We share in the revenue generated by search partners when our users conduct searches initiated within the URL bar or search boxes embedded in our PC and mobile browsers. Revenue generated from users’ search activity accounted for 48.6%, 42.3% and 40.9% of our total revenue in 2021, 2022 and 2023, respectively. Traditional search business models may, for example, evolve if AI chatbot powered search experiences become widely adopted. Moreover, our revenue sharing, fee arrangements with these search partners and relationship and cooperation with our search providers are subject to change. For instance, our relationship and cooperation with our search providers may be impacted by any material investigations and restructurings relating to these search providers. For example, in August 2019, Google began receiving civil investigative demands from the U.S. Department of Justice (DOJ) requesting information and documents relating to its prior antitrust investigations and certain aspects of its business. The DOJ and a number of state Attorneys General filed a lawsuit in the U.S. District Court for the District of Columbia on October 20, 2020 alleging that Google violated U.S. antitrust laws relating to search and search advertising. The trial ended on November 16, 2023 and the case judge has scheduled closing arguments in the case for May 1, 2024. We are not certain to what extent our cooperation with Google will be impacted by such investigations. In addition, on February 5, 2024, Yandex’s US listed parent company (Yandex N.V.) announced that it had reached a binding agreement to sell certain of its core businesses, including its search business, to a consortium of buyers. Yandex N.V. reports that the sale is in full compliance with international sanctions and that no member of the consortium of buyers is the target of blocking sanctions in the U.S., European Union, U.K. or Switzerland. We cannot assure you that our cooperation with Yandex will not ultimately be impacted by such a restructuring.

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

Our existing business, and our strategy for developing our business, involve maintaining and developing various types of collaborations with third parties, which provide us with access to additional user traffic, advertising campaigns and inventory, search services, products and technology. For example, our collaboration with Google allows us to provide our global users with high quality search services. We also work with leading device manufacturers and software storefront providers, to ensure cost-efficient and reliable distribution of our products and services. For our Opera Ads in-house advertising platform, we work with a variety of mobile advertising platforms. We formed strong relationships with high profile media and independent content providers to obtain comprehensive news and other content that we can make available to users on our platforms. Moreover, as part of our focus on expanding our AI capabilities, we have key partnerships with leading providers of natural language processing services such as Google and OpenAI.

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

Our browsers integrate online search capabilities from leading international and regional search companies. We cannot be certain that our search partners will provide our users with the search results that they are looking for. Our browsers also contain shortcuts to third party coupons, e-commerce, travel and other businesses and Opera Cashback aggregates offers from third-party e-commerce players. We cannot be certain that the products and services that these third parties provide will be of a sufficiently high quality or that they will accurately represent the products and services in their postings.

We operate a number of online platforms and portals that collect the digital content of a wide variety of third parties over which we do not exercise control. For example, our GX Games portal provides users with games developed and offered by third-party game developers. Likewise, our Opera News content discovery platform includes third-party content and offers a platform for independent bloggers and journalists to publish their work. Moreover, we integrate third-party messaging and AI chatbot services into our PC browser sidebar and offer our own Aria browser AI which can tap into multiple LLMs supplied by third parties, as well as provide live results from the web. We cannot control the actions of these third parties. Our ability to identify and remove digital content that may be deemed inaccurate, misleading, offensive, socially unacceptable, or that may violate applicable laws in relevant jurisdictions, may be insufficient. If these third-parties were to supply inappropriate content, or not perform their functions to our satisfaction or the satisfaction of our users, even if we may not be legally responsible for their actions, it may damage the reputation of our platform.

Further, while we have agreements with each of these third parties, any legal protections we might have in our agreements could be insufficient to compensate us for our losses and may not be able to repair the damage to our reputation.

We rely upon third party channels and partners in distributing our products and services.

We rely upon a number of third parties for distribution of our products and services to end users. For example, we rely on mobile software application storefronts, including Google Play and Apple’s App Store, as well as various mobile manufacturer app stores, to enable users to download our mobile software applications, and on key mobile device manufacturers to pre-install our mobile software applications on mobile phones prior to sale. The promotion, distribution and operation of our software applications are subject to the standard terms and conditions of these distribution channel providers, which may be broad, poorly tailored to local conditions, and subject to frequent unilateral changes and interpretation by the channel providers. If one or more channel providers halt the distribution of certain of our products and services on their platforms, as they have temporarily done in the past, our business may suffer. There is no guarantee that these distribution channel providers will distribute or continue to support or feature our product offerings. Furthermore, these channel providers may not enforce their standard terms and conditions for application developers consistently or uniformly across all applications and with all application developers, in part because such terms and conditions may not be practical or otherwise appropriate in certain markets. We will continue to be dependent on distribution channel providers, and any changes, bugs, technical or regulatory issues relating to such channel providers, our relationships with these channel providers, or the requirements or interpretation of their terms and conditions or pricing that is to our detriment could adversely impact our business. These may include any changes that degrade the functionality of our offerings, reduce or eliminate our ability to distribute our offerings, give preferential treatment to competitive products, limit our ability to deliver high quality offerings, or impose fees or other charges related to delivering our offerings. Further, if a channel provider believes that we have violated the terms and conditions of its platform, regardless of whether such terms and conditions have a legitimate basis or are practical in a given market, this could result in the channel provider restricting our ability to use their services and adversely affect our product usage and monetization. Furthermore, if any of these distribution channel providers delivers unsatisfactory services, engages in fraudulent action, or is unable or refuses to continue to provide its services to us and our users for any reason, it may materially and adversely affect our business, financial condition and results of operations.

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

We also rely on major telecommunications operators in the markets where we operate to provide us with data communications capacity primarily through local telecommunications lines and data centers to host our servers. We and our users may not have access to alternative services in the event of disruptions or failures of, or other problems with, the fixed telecommunications networks of these telecommunications operators, or if such operators otherwise fail to provide such services. Any service interruption could disrupt our operations, subject us to potential liability, or damage our reputation and result in a decrease in our revenue. Furthermore, we have no control over the costs of the services provided by the telecommunications operators to us and our users. If the prices that we pay for telecommunications and internet services rise significantly, our margins could be reduced. In addition, if internet access fees or other charges to internet users increase, our user traffic may decrease, which in turn may cause our revenue to decline.

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

Risks Related to Our Internal Controls & Reporting

Our user metrics and other operational metrics are subject to inherent challenges in measuring our operations.

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

As a public company in the United States, we are subject to the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act. Section 404 of the Sarbanes-Oxley Act requires that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F. In connection with the preparation of this annual report, our management concluded that our internal control over financial reporting as of December 31, 2023, was not effective due to the presence of control deficiencies related to internal control over financial reporting. Specifically, we had insufficient competence and capacity to maintain effective internal control across all activities related to financial reporting. Our risk assessment procedures to identify risks of material misstatements, including risks of fraud, were not performed in a timely manner, resulting in the insufficient design, implementation and operation of business and IT general controls to effectively address such risks. Due to ineffective IT general controls, automated controls and controls dependent on these as well as completeness and accuracy of information derived from relevant IT systems were rendered ineffective. Each such area of deficiencies constituted a material weakness in our internal control over financial reporting. While there have been improvements throughout the year, there continued to be insufficient competence and capacity to perform all activities required in a timely manner. Although we are in the process of taking remedial measures to address the deficiencies described above, we cannot assure you that the material weakness will be cured in a timely manner. See “Item 15. Controls and Procedures —B. Management’s Annual Report on Internal Control over Financial Reporting.”

Moreover, we may identify additional control deficiencies and we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and may fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

We have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act. In particular, with effect from the fiscal year ended December 31, 2023, we are no longer an “emerging growth company” as such term is defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. A consequence of this is that our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting as of December 31, 2023. Therefore, we have incurred and anticipate that we will incur significant expenses and devote substantial management time and effort toward ensuring compliance with all requirements of Section 404 of the Sarbanes-Oxley Act and other applicable rules and regulations of the SEC.

The requirements of being both a public company and a Kunlun subsidiary may strain our resources and divert our management’s attention.

We have been a public company since 2018. In 2021, Kunlun, a Chinese public company and our largest investor, increased its ownership stake in us beyond 50%, and as a result we became a consolidated subsidiary of Kunlun. As a public company, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Act and the listing standards of Nasdaq as applicable to a foreign private issuer, which are different in some material respects from those applicable to U.S. domestic issuers. Similarly, as a subsidiary of Kunlun, we are additionally subject to certain of the listing rules of the Shenzhen Stock Exchange and Chinese corporate governance standards. We expect that the requirements of these rules and regulations will increase, both in isolation and in combination, elevating our legal, accounting and financial compliance costs, making some activities more difficult, time consuming and costly, and placing additional requirements on our personnel, systems and resources. As a result, or for other reasons, we may also experience threatened or actual litigation, including by customers, suppliers, competitors, shareholders or other third parties. If such claims are successful, our business and operating results could be harmed, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and harm our business and operating results.

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

In addition to market and industry factors, the price and trading volume for the ADSs may be highly volatile for factors specific to our own operations, including the following:

●	variations in our announced dividends as well as quarterly or annual revenue, earnings and cash flow;

●	announcements of new investments or divestments, acquisitions, strategic partnerships or joint ventures by us or our competitors;

●	announcements of new products, services and expansions by us or our competitors;

●	changes in financial estimates by securities analysts;

●	detrimental adverse publicity about us, our platforms or our industries;

●	additions or departures of key personnel;

●	short seller reports that make allegations against us or our affiliates, even if unfounded;

●	share repurchase activity or sales of additional equity securities;

●	potential litigation or regulatory investigations; and

●	other risk factors mentioned in this annual report.

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

Your ability to achieve a return on your investment will depend on the combination of future dividend payments and the price appreciation of the ADSs.

On June 13, 2023, our Board of Directors adopted a recurring semi-annual cash dividend program. Our first and second semi-annual dividends under the program, each being $0.40 per ADS, for holders of Opera’s ordinary shares as well as ADSs, each representing two ordinary shares, have been paid to shareholders of record as of June 30, 2023 and January 3, 2024, in July 2023 and January 2024, respectively. We intend to pay regular semi-annual dividends, with each payment subject to the approval of our Board of Directors and to certain requirements of Cayman Islands law. The form, frequency and amount of future dividends will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that our Board of Directors may deem relevant.

Our Board of Directors has complete discretion as to whether to continue, increase, reduce or even cease distributing dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Any dividends paid to ADS holders will be paid net of fees and expenses as provided under the deposit agreement.

The return on your investment in the ADSs will also likely depend upon any future price appreciation of the ADSs. There is no assurance that the ADSs will appreciate in value or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in the ADSs and you may even lose your entire investment in the ADSs.

Kunlun, our parent company, and James Yahui Zhou, our chairman of the board and chief executive officer, have control over our company and their interests may not be aligned with the interests of our other shareholders.

As of the date of this annual report, Kunlun, a Chinese public company listed on the Shenzhen Stock Exchange, indirectly owns 72.4% of our issued and outstanding ordinary shares. As such, we are a consolidated subsidiary of Kunlun. In addition, Mr. Zhou, our chairman of the board and chief executive officer, is also a controlling shareholder of Kunlun.

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

Due to the shareholding of our chairman and chief executive officer, James Yahui Zhou, and because Kunlun is the beneficial owner of a majority of the voting power of our issued and outstanding share capital, we are qualified as a “controlled company” under the rules of the Nasdaq. Under these rules a company of which more than 50% of the voting power is held by an individual, group or another company is a controlled company and may elect not to comply with certain corporate governance requirements, including the requirement that a majority of our directors be independent, as defined in the Nasdaq rules, and the requirement that our compensation and corporate governance and nominating committees consist entirely of independent directors. We rely on certain corporate governance exemptions as described in Item 16G (Corporate Governance) of this annual report. So long as we remain a controlled company relying on any of such exemptions and during any transition period following the time when we are no longer a controlled company, you would not have the same protections afforded to shareholders of companies that are subject to all of the Nasdaq corporate governance requirements.

If a United States person is treated as owning at least 10% of our ADSs or ordinary shares, such person may be subject to adverse United States federal income tax consequences.

If a United States person is treated as owning (directly, indirectly or constructively) at least 10% of the value or voting power of our ADSs or ordinary shares, such person may be treated as a “United States shareholder” with respect to each “controlled foreign corporation,” or CFC, in our group. Because our group includes one or more United States subsidiaries that are corporations for United States federal income tax purposes, in certain circumstances, we could be treated as a CFC and certain of our non-United States subsidiary corporations could be treated as CFCs (regardless of whether or not we are treated as a CFC).

A United States shareholder of a CFC may be required to annually report and include in its United States taxable income its pro rata share of “subpart F income,” “global intangible low-taxed income” and investments in United States property by CFCs, whether or not we make any distributions. An individual who is a United States shareholder with respect to a CFC generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a corporation that is a United States shareholder. A failure to comply with these reporting obligations may subject a United States shareholder to significant monetary penalties and may prevent the starting of the statute of limitations with respect to such shareholder’s United States federal income tax return for the year for which reporting was due. We do not intend to monitor whether we are or any of our non-United States subsidiaries is treated as a CFC or whether any investor is treated as a United States shareholder with respect to us or any of our CFC subsidiaries or to furnish to any United States shareholders information that may be necessary to comply with the aforementioned reporting and tax paying obligations. A United States investor should consult its tax advisor regarding the potential application of these rules to its particular circumstances.

We may be classified as a passive foreign investment company, which could result in adverse United States federal income tax consequences to United States Holders of our ADSs or ordinary shares.

We will be a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year if, applying applicable look-through rules, either (i) at least 75% of our gross income for such year is passive income or (ii) at least 50% of the value of our assets (generally determined based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income. A separate determination must be made after the close of each taxable year as to whether we are a PFIC for that year and involves extensive factual investigation, including ascertaining the fair market value of all of our assets on a quarterly basis and the character of each item of income that we earn, and is subject to uncertainty in several respects. Based on the market price of our ADSs, the value of our assets and the nature and composition of our income and assets, we do not believe that we were a PFIC for United States federal income tax purposes for our taxable year ended December 31, 2023, and we do not expect to become a PFIC for our current taxable year, although there can be no assurances in this regard. Moreover, we cannot assure you that the United States Internal Revenue Service, or the IRS, will agree with any position that we take. Accordingly, there can be no assurance that we will not be treated as a PFIC for any taxable year or that the IRS will not take a position contrary to any position that we take.

Changes in the nature or composition of our income or assets, including as a result of our investment in new businesses, products, services and technologies, may cause us to be or become a PFIC. In addition, the determination of whether we will be a PFIC for any taxable year may also depend in part upon the value of our goodwill and other unrecorded intangibles not reflected on our balance sheet (which may depend upon the market price of our ADSs or ordinary shares from time to time, which may fluctuate significantly) and also may be affected by if, how, and how quickly, we spend our liquid assets and the cash we generate from our operations and raise in any offering. In estimating the value of our goodwill and other unrecorded intangibles, we have taken into account our market capitalization. Among other matters, if our market capitalization declines, we may be or become a PFIC for the current or future taxable years because our liquid assets and cash (which are for this purpose considered assets that produce passive income) may then represent a greater percentage of the value of our overall assets. Further, while we believe our classification methodology and valuation approach are reasonable, it is possible that the IRS may challenge our classification or valuation of our goodwill and other unrecorded intangibles, which may result in our being or becoming a PFIC for our taxable year ended December 31, 2023, the current taxable year or one or more future taxable years.

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

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands, and the majority of our assets are located, and the majority of our operations are conducted outside of the United States. In addition, a majority of our current directors and officers are nationals and residents of countries other than the United States. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of Norway may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

With effect from the fiscal year ended December 31, 2023, we are no longer an emerging growth company, and we are not entitled to the exemptions provided by the JOBS Act.

With effect from the fiscal year ended December 31, 2023, we are no longer an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and we are not entitled to the exemptions provided by the JOBS Act. In particular, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting as of December 31, 2023. Therefore, we have incurred and anticipate we will incur significant expenses and devote substantial management time and effort toward ensuring compliance with all requirements of Section 404 of the Sarbanes-Oxley Act and other applicable rules and regulations of the SEC.

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

The depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on the ordinary shares or other deposited securities underlying your ADSs, after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act but that are not properly registered or distributed under an applicable exemption from registration. The depositary may also determine that it is not feasible to distribute certain property through the mail. Additionally, the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may determine not to distribute such property. We have no obligation under U.S. securities laws to register any ADSs, ordinary shares, rights or other securities received through such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to holders of ADSs. This means that you may not receive distributions we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to you. These restrictions may cause a material decline in the value of the ADSs.

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

Opera Limited is an exempted company with limited liability incorporated in March 2018 in the Cayman Islands. We conduct our business mainly through our operating companies, including in particular Opera Norway AS, a private limited liability company incorporated under the laws of Norway. We acquired Opera Norway AS and its subsidiaries on November 3, 2016, for a consideration of $575.0 million, less working capital adjustments. This acquisition included the business of providing Opera’s mobile and PC web browsers, as well as certain related products and services.

We listed our ADSs on the Nasdaq Global Select Market under the symbol “OPRA” on July 27, 2018. One ADS corresponds to two underlying shares in Opera Limited. On August 9, 2018, we completed the initial public offering of 9,600,000 ADSs, and the underwriters later exercised their over-allotment option for the purchase of an additional 334,672 ADSs. We also sold 9,999,998 shares, equivalent to 4,999,999 ADSs, in a concurrent private placement and accordingly, our pre-IPO shareholders held 190,250,000 shares, equivalent to 95,125,000 ADSs. Combined, following the IPO, Opera Limited had 220,119,342 shares outstanding, corresponding to 110,059,671 ADSs. On September 24, 2019, we completed a follow-on public offering of an additional 7,500,000 ADSs, and the underwriters later exercised their over-allotment option for the purchase of an additional 1,125,000 ADSs, which was completed on October 16, 2019. On October 4, 2023, we completed a secondary public offering of 6,876,506 ADS, which were sold by a pre-IPO shareholder. As of the date of this annual report, a total of 176,907,896 shares are outstanding, equivalent to 88,453,948 ADSs.

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

Overview

Opera is a leading global internet brand with a large, engaged and growing base reaching over 313 million average MAUs in the fourth quarter of 2023. Building on over 28 years of innovation, starting with our browser products, we are leveraging our brand as well as our massive and engaged user base in order to expand our offerings and our business. Today, we offer users around the globe a range of products and services that include a variety of PC and mobile browsers, our Opera Gaming portals and development tools, our Opera News content recommendation products, our audience extension product (namely Opera Ads platform) and a number of Web3 and e-commerce products and services.

Opera launched one of the first PC browsers in 1996 and introduced the world’s first full web browser for mobile phones in 2002. Since then, Opera has remained an innovator in the browser space, launching features including tabbed browsing, data savings, PC-mobile sync, and numerous features focused on privacy and security, including ad blocking and a built-in VPN. Continuing to build on this tradition, in 2023 we redesigned and reengineered our flagship PC browser into Opera One and launched generative AI tools including Aria, our browser AI, in our browsers. Today, our browser products include Opera Mini, Opera Browser for Android and iOS, and Opera for Computers, as well as the Opera GX and Opera GX Mobile browsers tailored for gamers. Our browsers had approximately 281 million average MAUs in the fourth quarter of 2023.

The browser is an increasingly strategic application—often serving as the access point for content, e-commerce, AI, gaming and fintech activities on the internet, and Opera is utilizing this strategic position to launch and scale new offerings.

Opera Gaming, our emerging video game focused division, started with Opera GX, a browser tailored for gamers. We launched our GX browser for PCs in the second quarter of 2019 followed by a mobile version in May 2021. In early 2021, we purchased GameMaker Studio, which allows anyone to develop a video game in a low-code environment. Building on the strength of our GX browser user base and the community of developers using GameMaker Studio, in September 2021, we launched GX Games, a gaming portal which allows gamers to find and play games developed using GameMaker Studio. In the fourth quarter of 2023, Opera GX reached over 24 million MAUs and GX Mobile reached over 4 million MAUs.

Opera News, our AI-driven content platform enabled by big data technologies, was launched in 2017, initially as part of our browser and later as a stand-alone app, leveraging our large user base and well-known brand in order to deliver a personalized and relevant content experience at scale. To ensure access to compelling content, Opera News Hub was launched to enable local content creators to publish exclusive content on our platform, which has helped grow engagement on the service by increasing page views and time spent. Since the initial launch of Opera News, we have expanded the platform to offer customized experiences for certain particular verticals, such as football (soccer). Today, Opera News is offered in a number of customizations and under a variety of brands, including Apex. In the fourth quarter of 2023, Opera News had an average of 230 million MAUs, which included 31 million MAUs from standalone news apps.

Opera Ads platform, our audience extension product, was launched in 2021 as an online marketing platform that allows our advertising partners to reach an even larger audience than the one offered by Opera’s owned and operated apps and websites.

Since 2021, we have offered Web3 and e-commerce products including a premium VPN, and in 2023 we launched our MiniPay stablecoin wallet built on the Celo blockchain.

We intend to continue to leverage our brand as well as our large and engaged user base to launch additional consumer facing products in the future.

Our Products and Users

Our products include: (i) Opera Browsers – the web browsers Opera Mini, Opera Browser for Android and iOS, Opera for Computers, and Opera GX for PCs and mobile; (ii) Opera Gaming – which builds on the success of Opera GX with the GX Games gaming portal and the GameMaker Studio 2 video game development engine; (iii) Opera News – the content aggregation and personalized recommendation platform; (iv) Opera Ads – the intelligent online marketing platform; and (v) our Web3 and e-commerce offerings.

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

Opera Browsers

Our PC browsers: Opera for Computers and Opera GX

We believe Opera for Computers is one of the most innovative and differentiated PC browsers on the market, catering to the high-end user segment that requires performance and features beyond those offered by the default system browsers on Windows, macOS and variants of Linux. Opera for Computers uses an Opera-tuned version of the Chromium browsing engine carefully optimized for performance metrics such as speed and laptop battery consumption. In addition, we provide users with unique features that are not found in other major web browsers, including a free, built-in VPN service that enhances user privacy and security, especially for laptops on public networks, subject to compliance with relevant local regulatory requirements. The browser also includes a native ad block feature. Our PC browser makes it easier to shop online with built-in currency and foreign unit conversion and makes communication easier by embedding social network services such as Facebook Messenger, WhatsApp, Instagram, TikTok and X in the browser’s sidebar. In 2023, we continued to add features and functionality to our Opera for Computers offering. In June 2023, we redesigned and reengineered our flagship PC browser into Opera One, a browser with a new modular design, as well as a new, more streamlined architecture based on a multithreaded compositor and the new tab island feature for easier organization of the browser tabs. Most importantly, the Opera One version of our PC browser became our first browser to have AI at its core with the Aria browser AI, which is built on our own Composer AI engine that can tap into multiple LLMs, as well as provide live results from the web.

Opera GX, which launched in the second quarter of 2019, is a web browser tailored for gamers. Integrating seamlessly into gamers' broader gaming setups, Opera GX allows PC gamers to customize and tune their browsers to improve their gaming experience. In September 2019, Opera GX won the Red Dot Award in the Interface and User Experience Design category. Features, such as GX Control and embedding Twitch in the browser differentiates Opera GX from Opera for Computers. Opera GX now includes new features such as Aria, Opera’s browser AI, as well as Mods. Mods are modifications of the browser that can change visual themes and provide dynamic music and keyboard sounds, as well as shaders for websites, or animated, live wallpapers that can be created with GameMaker. Since the launch of Mods at the end of March 2023, users have downloaded over 100 million mods from the GX Games portal.

We have a large and active global PC browser user base with 79 million average MAUs in the fourth quarter of 2023. Our PC browser user base has historically been prominent in regions that value our innovations in browser technology and more recently in regions where gaming is particularly popular, such as Europe and the Americas.

Our Mobile Browsers: Opera Browser for Android, Opera Browser for iOS, Opera GX Mobile and Opera Mini

Our mobile browser products currently include Opera Browser for Android and iOS, Opera GX Mobile and Opera Mini. Our mobile browser products are fast and optimized for mobile browsing. All mobile browsers tailored for high-ARPU markets come with our Aria browser AI, integrated VPN and native ad blockers, which provide users with the option to further increase privacy and browser speed by blocking ads that are often slow and intrusive.

Launched in 2013, the Opera Browser for Android is our flagship Android smartphone browser. It comes with a full browser engine, based on the Chromium project, and a user-friendly interface designed to give users a fast browsing experience on high-end smartphones. Opera for Android is a powerful and feature-rich browser, optimized for mobile phones with larger screens and tablets. In December 2018, Opera for Android became the first browser to feature an integrated Crypto Wallet, making it easy to use Ethereum-based cryptocurrencies and blockchain powered web applications. The browser also enables users to block annoying cookie dialogs, and in March 2019, the browser became the first major mobile browser to ship with an integrated VPN solution that was later expanded into a paid device-wide VPN. In July 2023, we brought our Aria browser AI to Opera Browser for Android.

We launched the iOS version of the Opera Browser in the fourth quarter of 2018, at the time branded as Opera Touch. Opera Browser for iOS is designed for mobile phone users to engage with the browser with one hand while they are on the move. The browser has won both the Red Dot Award in Communication Design 2018 and the iF DESIGN AWARD 2019 for its unique design and usability. Opera for iOS offers a rich feature set including a native ad-blocker, a Crypto Wallet and the Flow syncing feature that enables users to continue browsing across their devices. In March 2021, we rebranded our award-winning iOS browser to Opera. This rebranding marks a new milestone for us; unifying our brand and products across all platforms to offer users a seamless browsing experience on all their devices. In August 2023, we brought our Aria browser AI to Opera for iOS.

In May 2021, we announced the launch of Opera GX Mobile – the world’s first mobile browser designed specifically for gamers. Opera GX Mobile users enjoy custom navigation with the Fast Action Button, or FAB, using vibration and haptic feedback. This browser won two Red Dot Awards in the Apps and Mobile UIs category in 2021. Users are also getting the ability to sync mobile and PC experiences through the Flow feature, which enables gamers to share walkthroughs, tutorials and character builds between devices, and getting instant access to GX corner – a unique space on GX Mobile’s home screen featuring the latest gaming news, deals and a game release calendar. Opera GX Mobile also distinguishes itself with a unique gaming-inspired design supporting different color themes.

First launched in 2006, Opera Mini is a mobile browser that provides a faster browser experience on practically any Android smartphone or feature phone. Through the application of advanced data compression and efficiency technologies, Opera Mini has enabled hundreds of millions of users around the world to access the internet through their mobile devices, providing a reliable browsing experience regardless of their network conditions and compatible with limited hardware specifications. Opera Mini is a cloud-based browser that is fast to install and takes up very little space on users’ mobile phones. When browsing with Opera Mini, the data traffic can go through Opera servers, which compress web pages, including text and images, towards only 10% of their original size, reducing the amount of data that needs to be sent over mobile networks that are often congested. Moreover, the reduced data traffic consumption can provide users with a significantly lower data cost compared to the default browsers found on their phones. In September 2023, we launched MiniPay, a new stablecoin wallet built on the Celo blockchain, integrated into Opera Mini in certain emerging markets. Opera Mini averaged 134 million users worldwide during the fourth quarter of 2023, with over 86 million MAU in its Android version alone. In addition, Opera is one of the most widely used mobile browsers in emerging markets in 2023 according to Statcounter.

Our mobile browser user base reached 202 million average MAUs in the fourth quarter of 2023, of which 154 million were smartphone users and 48 million were feature phone users. In 2023, we continued to reduce acquisition spend in low ARPU regions, while reallocating our resources to growing mobile and PC users in high ARPU markets such as North America and Western Europe. This has resulted in a net loss of users in low ARPU markets, while gaining users in high ARPU markets. Our mobile browser user base reached 19 million average MAUs in North America and Europe in the fourth quarter of 2023.

Our browser AI Initiative: Aria

In 2023, we launched our own native browser AI, Aria – a bold new step in our adoption of AI services. Based on our own “Composer” infrastructure, Aria connects to, for example, OpenAI’s GPT technology and is enhanced by additional capabilities, such as live results from the web. Aria brings users access to a leading generative AI service free of charge. A web and browser expert, Aria lets users collaborate with AI while looking for information on the web, generating text or code, or getting product queries answered.

Opera Gaming

Building on the success of Opera GX, Opera has developed a community of gamers and game creators. This included creating the Opera Gaming division that provides GameMaker, a 2D gaming development platform. The focus of Opera Gaming is to continue to grow the user base of Opera GX and build increased functionality within and outside the Opera GX browser, using GameMaker.

GameMaker provides game creators with a complete set of tools to create games for any platform. In the third quarter of 2021, Opera made it free for creators to develop games with GameMaker and publish those games to GX Games. Numerous product updates brought to GameMaker shaders, graphics filters, audio filters, commitments around long-term version support and initial multiplayer support. In November 2021, we launched GX Games, a portal connecting our Opera GX browser users with the games created by developers using our GameMaker development platform. Developers can publish their games to GX Games directly from GameMaker with a single click. GX Games gives users instant access to over 7,000 games directly from Opera GX. Over 5 million users have created accounts with GX Games. By bringing Opera GX and GameMaker together, the GX Games portal seeks to make creating, sharing and playing games as quick and easy as posting on social media.

Opera News

Leveraging our massive user base and innovation capability, we launched the Opera News service in January 2017. Opera News is our AI-powered personalized news discovery and aggregation service. The service is featured prominently as part of our browsers, and also made available as a standalone app and website. These apps operate under both the Opera News and Apex brands. By providing AI-powered news and content recommendations, we have increased both user activity and the amount of time users spend in our ecosystem.

We use our proprietary AI technologies to curate and intelligently recommend news, articles, videos and other online content that may be of interest to each individual user. Users can conveniently access this content through real-time intelligent ranking, top news and push notification features. Moreover, Opera News utilizes natural language processing and other technologies to quickly process linguistic differences and nuances to assess and recommend online content across different languages and cultures. When using an Opera product powered by our AI recommendation engine, people can efficiently discover, engage with and share online content that appeals to them.

We continue to improve Opera News, adding new features and functions for our users as well as improving the attractiveness of the platform for content creators and publishers. In September 2019, we launched Opera News Hub in Nigeria and then expanded to additional markets. The Opera News Hub platform enables content creators to self-publish and monetize their content through our Opera News channels, which has enabled us to increasingly attract local content.

Building upon the success of Opera News, we rolled out Apex Football (formerly known as Opera Football) in 2021. This website and related app use the AI technology developed for Opera News, with a filter in place to highlight only the news about a specific vertical, in this case football (soccer). In addition to the filter, Apex Football integrated football news with historical matches/teams/players statistics and a live score stream to serve football fans with not only all-in-one football info portal but also real time match and score notifications. Plus, Apex Football is given a design aesthetic that gives the apps and website a unique look. In 2022, we introduced additional sports verticals including Cricket, Basketball and general sporting news. Furthermore, in 2022 and 2023, Opera embedded a live score feature into our Android browsers and Opera News app allowing users to subscribe and follow their favorite matches and teams from the browser or Opera News app start page.

Our Opera News user base reached 230 million average MAUs in the fourth quarter of 2023 across those users that accessed Opera News from Opera browsers and those that accessed it from dedicated Opera News apps or websites. The Opera News apps reached an average of 31 million in MAUs in the fourth quarter of 2023. In light of the strong adoption of Opera News in emerging markets, in 2021, we entered into additional markets in North America and Europe, and we have seen increased revenue contribution from these markets since then. Generally speaking, users in these markets monetize at a significantly higher rate than those in the initial Opera News markets in emerging markets.

Opera Ads

Opera Ads is our in-house advertising platform optimized for serving our owned and operated inventory targeting digital agencies, advertisers and brands to connect and engage directly with Opera users through both programmatic and fully managed advertising campaigns. The Opera Ads offering is an important part of our monetization strategy and it builds on top of our existing search monetization partnerships with third-party companies, such as Google, and partnerships with other monetization partners, such as Amazon. The Opera Ads platform was extended in 2021 with our audience extension service, which connects with partner inventories via real-time bidding, offering our advertising partners an audience extension and incremental reach for their campaigns. As a browser company, we can leverage the closed loop environment of the browser to capture interest and context. While remaining mindful of user privacy, we are able to create value and utility for the user throughout their online journey, unlike many advertising platforms which rely on third party signals and cookies. With the growth of high value users, we are becoming an increasingly relevant partner to even more potential advertisers.

Our Web3 and E-Commerce Initiatives

Our Web3 Initiatives

In 2018, Opera became the first browser to introduce a non-custodial Crypto Wallet inside our browsers, enabling access to a new generation of blockchain-based Web3 applications. This allows users to interact with these applications, send or receive various kinds of cryptocurrencies to sites and users, as well as identify themselves to sites and hold unique digital items from blockchain-based games. As of December 31, 2023, Opera supports the most relevant blockchains including Bitcoin, Ethereum, Polygon and Solana. In addition, we re-built our non-custodial Web3 wallet into a standalone SDK, which is embedded into Opera browser applications. In September 2023, we launched MiniPay, a new stablecoin wallet built on the Celo blockchain and integrated into Opera Mini in certain emerging markets which currently has more than two million activations.

Our E-Commerce Initiatives

We launched a browser-based cashback offering that provides financial rewards to Opera users for certain online transactions. The Opera cashback rewards program aims to provide Opera’s users with an integrated, seamless, non-intrusive cashback experience inside their browser. The cashback service was initially offered in Spain and then rolled out to Polish users in October 2021. In 2022 and 2023, we continued rolling out Opera cashback services in additional markets including Germany, the United Kingdom, the United States, Mexico and Brazil. Opera cashback features hundreds of shops including brands such as AliExpress, Temu, and Shein. In late 2023, however, we started to scale back certain of our owned and operated cashback initiatives and began to promote third-party tools as a more efficient solution. The use of such third-party tools began in the United States in late 2023 and is expected to expand to additional markets in 2024.

Our Partners

We partner with companies that benefit from our ability to drive traffic to their services, including search engines, e-commerce and travel providers and digital advertising platforms. Through placement of shortcuts, or “Speed Dials”, and advertisements in our browsers and apps, we have the ability to promote both global and local partners that provide services to our users. These companies pay us either for referring traffic to them or for displaying their advertisements.

Search Providers

We partner with internet search providers such as Google and Yandex and have worked closely with them for over 20 and 15 years, respectively. These partnerships ensure a native integration of search technology for our users and enhance the visibility of our brand. We share the revenue generated by our search partners when our users conduct searches initiated within the URL bar, default search page or search boxes embedded in our PC and mobile browsers. In 2023, we also started to introduce search entry points into our Aria browser AI experience.

We have had a search distribution agreement with Google since 2001. We entered into our current search distribution agreement with Google in 2012 and have extended the term of that agreement multiple times, most recently until December 31, 2024. Our search distribution agreement with Google gives it an option to extend the term by an additional 12-month period. In April 2024, Google exercised that option so the term of that agreement has been extended further to December 31, 2025. We have had a search partner agreement with Yandex since 2007. We entered into our current partner agreement with Yandex in 2012. The initial term of this agreement has been extended several times and now extends until December 2024. Following the initial term, the partner agreement automatically renews for additional two-year periods unless written notice is given by either party at least 30 days prior to the automatic renewal. Our agreements with Google and Yandex are subject to customary events of default, including failure to make payments, material breach, liquidation, as well as other termination trigger events as provided therein.

Our relationship and cooperation with our search providers may be impacted by any material investigations and restructurings relating to these search providers. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Internal Controls and Reporting—We rely on our users’ web searches within Opera browsers for a substantial portion of our revenues” of this annual report.

E-commerce and Online Travel Agencies

We work closely with large, global e-commerce and online travel agencies, such as Amazon, eBay, Aliexpress, and Booking.com, as well as strong local brands like Otto, Shopee, Lazada and others. The value of these partnerships continues to rise through increased user engagement with these popular services within our browsers, as well as our audience extension offering.

We earn revenue from transactions initiated by our directed users via links provided on our Speed Dial homepage and other advertisements, typically in the form of a defined share of the revenue generated by these service providers.

Digital Advertising Platforms

We have established relationships with leading digital advertising platforms such as Google AdSense, AdMob by Google, Pangle by ByteDance, Meta Audience Network, and others. We allow these digital advertising platforms to display their advertising demand in our browsers, content apps and websites where we recognize revenue based on the amounts we are entitled to receive from such advertising partners. We also sell selected premium advertising placements, such as roadblock banners, interstitials, videos, sponsored articles and notifications to global and local advertisers.

Our Opera Ads platform has a large and continuous focus on audience extension and is able to seamlessly integrate with both Opera's owned and operated inventory and selected premium partner inventories supplied by companies such as Google, AppLovin, Vungle and others. The Opera advertising platform caters to the world's largest advertisers, brands, platforms, agencies, and e-commerce partners across the Americas, Asia, Europe, Africa, and the Middle East. A majority of our customers are operating within gaming, sports, and e-commerce verticals.

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

Marketing & Distribution

We partner with ad agencies, influencers, game affiliation networks, device manufacturers, mobile network operators and others to promote and distribute our products. We have long-term relationships with device manufacturers to ensure cost-efficient and reliable distribution benefitting both these distribution partners and us. We partner with mobile network operators in Africa for joint marketing campaigns. These campaigns promote the data saving features of our mobile browsers on our operator partner’s network, while providing free or reduced cost browsing to the consumer for a limited time. In addition, we partner with game affiliation networks to promote Opera GX.

Foundational Models

Aria, Opera’s browser integrated AI chatbot, is built on top of Opera’s own AI engine which relies on LLMs supplied by third parties such as OpenAI and Google. It is built in a LLM agnostic way that allows any models to be added and used separately or in addition to existing models, including open source models.

Technology

Technology is key to our success as it enables us to innovate, improve our users’ experience and operate our business more efficiently. Our technology team is composed of highly skilled engineers, computer scientists and technicians whose expertise spans a wide range of areas. As of December 31, 2023, we employed a team of approximately 430 engineering and data analytics personnel, mainly located in Poland, China, Sweden and the United Kingdom, engaging in building our technology platform and developing new Opera products and services in our core businesses as well as newer initiatives such as AI, gaming and Web3.

Content Recommendation

Through AI and AIGC technologies, we have transformed our browsers and other products and services into an AI-powered content discovery and recommendation platform that provides our users with personalized news, audio, videos and other online content. We leverage data from our existing user base and cutting-edge technologies, such as LLMs and AIGC, in natural language processing and computer visioning and deep learning, to develop our AI-powered content discovery and multi-scenario/multi-modal/multi-objective recommendation platform that we integrate into a variety of our products and services. Our AI platform evaluates billions of potentially correlated data points between each item of online content and each individual user to provide personalized content recommendations of high interest to our users in real time.

Our key AI technologies for content implement the following powerful features:

●

Natural Language Processing. Classical models in natural language processing, or NLP, and deep learning models are used to analyze, sort, extract, classify, process and better understand news content in a variety of languages. Our deep learning models help us to extract key entities, topics and other semantics tags. We can also find connections between top news, celebrities and other news elements, extract timeline and history of important events automatically. With the advance of generative AI, LLMs are also extensively used in our system, from content understanding, topic summarization to content moderation and filtering and result in improved processing capacity and lowered cost.

●

Computer Vision for Images and Videos. We analyze the images and videos that are associated with online text to better understand the content and optimize our recommendation engines. Apart from classical Computer Vision models, multi-modal LLMs are also introduced into our AI system: Vision Transformer (ViT) models and Language-Image Pre-Training (CLIP) are used in image understanding and in image-text matching, bringing in improved accuracy.

●

Multi-objective/Multi-scenario/Multi-modal/ Personalized Recommendation System. On the basis of the personalized click prediction model (a large-scale deep neural network), we have developed a personalized multi-objective prediction model, which not only predict the click probability of a user to a certain news article, but also predict the reading time and whether the user will like/share the news or subscribe to the author, thereby better reflecting the user's satisfaction with the recommended content. This is a multi-objective neural network model with tens of billions of features, trained in real time based on user interactions. Multi-scenario modeling is used to provide personalized contextual recommendation under different use cases by associating user behavior with contextual information. Multi-modal modeling leverages content in different forms, such as texts, images, videos, etc., to build the correlations and complementarities between different modality data, to enrich reading experience with contents in multimedia.

●

Deep Reinforcement Learning Recommendation. By applying the improved version of Deep Deterministic Policy Gradient (DDPG), the machine learning algorithm not only optimizes the reward of the current recommended content, but also optimizes the total reward of a series of user interactions in a session. Such objective function leads to deeper reading interactions and also represents an increase in reading satisfaction.

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

Our compression technologies, Turbo and Opera Binary Markup Language (OBML), are advanced compression technologies that are built into our apps to optimize data traffic and connection times for our users. These technologies allow our browsers to load web pages faster by downloading less data. Today, Turbo is our standard compression mode for high-end smartphones and computers, while OBML, adapted exclusively for Opera Mini, provides an extreme compression mode, which compresses web content by up to 90%, providing a good web browsing experience even on the most limited mobile data networks.

Network Infrastructure

We have built a reliable and secure network infrastructure that fully supports our operations. Our physical network infrastructure utilizes our data centers that are linked with high-speed networking. We have developed our architecture to work effectively in a dynamic cloud environment that has a high degree of elasticity. Our automatic provisioning tools have enabled us to scale up our storage and computing capacity in a short period of time in response to increasing demand for our services. Our proprietary network application protocols ensure fast and reliable mobile communications under different network conditions in the various markets where we operate. We aim to provide a consistent user experience across different devices, operating systems, carriers and network environments.

As of December 31, 2023, we owned approximately 6,136 servers in seven internet data centers located in the Netherlands (two locations), the United States, Singapore, Canada, South Africa and Nigeria. As of December 31, 2023, our data centers had a total connectivity bandwidth of 1.16 Tbps max throughput, 240 Gbps daily peak.

In addition, in February 2024, we announced our deployment of a new AI data cluster in Iceland featuring a NVIDIA DGX SuperPOD to serve as the basis for additional future AI services. The cluster contains H100 AI computation cards and is capable of delivering xFLOPs of computing power.

Our Investments

Our business includes non-controlling investments in other companies.

OPay Limited, or OPay, an investee in which we currently hold a 9.4% ownership interest, is a mobile payment fintech company that focuses on emerging markets, with Nigeria and Egypt as initial key markets. OPay provides online and offline payments, and digital wallet services leveraging AI, big data and other fintech innovations, thus helping countries in emerging regions transform into cashless societies.

nHorizon Innovation (Beijing) Software Ltd., or nHorizon Innovation, is an associate in which we have a 29.1% ownership interest. nHorizon Innovation generates income from the licensing of intellectual property, predominantly from nHorizon Infinite (Beijing) Software Limited, or nHorizon Infinite, which was our joint venture until mid-2023. nHorizon Infinite is focused on supporting Chinese app developers monetize their apps internationally through advertising.

AB “Fjord Bank”, or Fjord Bank, an investee in which we have a 4.9% ownership interest, operates as a licensed specialized bank and has launched operations with an online offering which includes fixed deposits and consumer lending business in the Lithuanian market.

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

Product Marketing and Distribution

For the majority of our products and services, the main source of new users is brand awareness of our products and the “word-of-mouth” from our large user base. The trust and reliance that our users place in us is a key growth driver of our business, since prospective users that hear positive feedback from their friends and colleagues about our products and services are more likely to try them. We have run influencer marketing campaigns to raise awareness and gain trust and mind-share among key target demographics. We also run promotional campaigns around global events, such as the World Cup tournament, to further engage users and drive adoption.

In 2023, organic installs were our most important channel for new user acquisition, representing approximately 74% of our new smartphone users. In parallel, we cooperate with industry partners to promote our products. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.” In 2023, approximately 12% of new smartphone users originated from our paid online promotions.

Our products are available through our official website, www.opera.com, as well as Google Play, Apple’s App Store, and other online app marketplaces.

Competition

We face intense competition in all of the products and services we offer. In the browser space, we generally compete with other global browser developers, including companies such as Google (Chrome), Apple (Safari), Microsoft (Edge) and Samsung, which have distributional or other advantages on their respective hardware or software platforms. We also compete with other regional internet companies that have strong positions in particular countries. From time to time, we have to compete with smaller, independent browser companies such as Mozilla Firefox, Brave, Avast, Yandex, DuckDuckGo and UC Web as well for those users who want to choose an alternative browser for their devices in addition to their respective default browsers. In the advertising space, we compete with other global internet companies which operate advertising platforms and audience extension products, such as those offered by Meta, ByteDance and Alphabet for both inventory and advertisers. In the content space, we have faced significant competition from other internet companies promoting their own content products and services globally, including Alphabet, Apple and Meta, and traditional media such as local and global newspapers and magazines. Unlike some other large competitors in the content space, we have historically focused on emerging markets, and have integrated unique content to users via our evolving AI-powered content discovery and recommendation platform. However, as we increasingly focus on more developed markets, we also compete with digital media properties and other AI based news offerings platforms.

In addition, we compete with all major internet companies for user attention and advertising spend. Moreover, in emerging markets, where certain mobile devices lack large storage capabilities, we may compete with other applications for the limited space available on users’ mobile devices. As we introduce new products, as our existing products evolve, or as other companies introduce new products and services, we may become subject to additional competition. For example, we launched an initial set of generative AI tools in our PC flagship browser in March 2023, gradually expanding to other mobile and PC browsers, and deploying additional tools, such as our Aria browser AI, during 2023. We also launched MiniPay, a new stablecoin wallet built on the Celo blockchain, in September 2023. While we view our new products as extensions of Opera’s existing product portfolio, adding new products and services subjects us to new competitors and enhanced competition from our current competitors.

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

As of December 31, 2023, we had over 390 active registrations or pending applications for the OPERA, Opera with Red O (both old and new versions) and OPERA SOFTWARE trademarks in over 90 countries, and for our red “O” logo in over 80 countries. We are also seeking trademark protections for certain of our other brands, including Opera GX. Opera has a patent portfolio that includes more than 20 patents issued in the United States as well as certain international patent registrations. In addition, as of December 31, 2023, we had hundreds of registered domain names related to our businesses.

Regulations

Norwegian Regulations on Intellectual Property Rights

Norway adheres to key international agreements for the protection of intellectual property rights, hereunder the Paris Convention for the Protection of Industrial Property, Berne Convention, Universal Copyright Convention of 1952, the Rome Convention and the TRIPS agreement.

The main acts governing intellectual property rights in Norway are the Patents Act of December 15, 1967, Designs Act of March 14, 2003, Trademarks Act of March 26, 2010, Copyrights Act of June 15, 2018, and Marketing Act of January 9, 2009. The Trade Secrets Act of March 27, 2020, protects trade secrets.

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

A significant number of the users of our products are in the EEA and we also serve our browser users and others from our business establishment in Norway, and consequently our processing of the personal data of such users is subject to the GDPR. Since the Court of Justice of the European Union, or CJEU, handed down its judgment in Schrems II in 2020, data protection authorities in Norway, Ireland, France, Germany, and elsewhere have levied significant fines against various technology companies for GDPR violations. Decisions by such authorities, as well as guidance from the European Data Protection Board have repeatedly emphasized that international transfers of personal data should be subject to heightened scrutiny. Furthermore, regulatory decisions and related litigation (such as the so-called IAB Decision, recently decided by the CJEU) underscore that the internet advertising industry is an area of particular attention for privacy authorities.

In recent years many additional jurisdictions, including Brazil, Kenya, Nigeria, India, and China, have enacted or updated data privacy or data localization laws. Similarly, several states of the U.S. have passed or are debating their own privacy laws. The precise requirements of each law vary widely, though we see some general trends towards more regulatory oversight, especially of data-driven businesses like ours, and increased focus on service and data localization. We anticipate continued developments in data protection, privacy and data localization rules in various countries, which will continue to affect our business and impact our products and services. See “Item 3. Key Information —D. Risk Factors—Risks Related to Our Technology and Intellectual Property—Because we store, process and use data, some of which contains personal information, we are subject to complex and evolving laws and regulations across multiple jurisdictions regarding privacy, data protection and other matters” of this annual report.

Regulations on Artificial Intelligence & Digital Services

New laws, regulations, policies, and international accords relating to artificial intelligence and digital service, are being developed and formalized in Europe and the U.S., which could result in monetary penalties or other regulatory actions. For example, the EU’s recently adopted EU Artificial Intelligence Act includes specific transparency and other requirements for general purpose AI systems and the models on which those systems are based. In addition, the White House's Executive Order on the Safe, Secure, and Trustworthy Development and Use of Artificial Intelligence devises a framework for the U.S. government, among other things, to regulate private sector use and development of certain foundation models.

The EU’s Digital Markets Act (DMA), which entered into force on November 1, 2022, is intended to ensure a higher degree of competition in European digital markets. The DMA prohibits companies designated as “gatekeepers” and providing core platform services from engaging in certain kinds of self-preferencing behaviors. While Opera has not been designated as a gatekeeper under the DMA, certain platform companies with which Opera competes have or may be, resulting in increased implementation of browser choice screens and other similar effects. On January 26, 2024, for example, Opera announced its intention to increase its iOS development efforts following Apple’s decision to implement a choice screen and allow alternative browsers providers to offer iOS users in the EU full featured browsers based on alternative browser engines.

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

European Economic Sanctions

The European Union adopted certain economic sanctions following the 2014 invasion and purported annexation of Crimea in Council Regulation (EU) 833/2014 of 31 July 2014 concerning restrictive measures in view of Russia’s actions destabilizing the situation in Ukraine, or the EU Regulation. Norway, as a member of the EEA, has incorporated the EU Regulation’s economic sanctions into its domestic law in the Norwegian Sanctions Act. Since 2014 and in light of Russia’s continuing aggression in Ukraine, the European Union has amended the EU Regulation with various additional packages of economic sanctions and accordingly additional sanctions have in due course likewise been incorporated into Norwegian domestic law. Consequently, the EU’s economic sanctions, either directly or as incorporated into Norwegian law, apply to the Opera Group’s companies, personnel and operations in Europe. For example, on December 16, 2022, the European Union adopted the December 2022 EU Sanctions, prohibiting the provision of "advertising services" to legal persons, entities or bodies established in Russia, and therefore we have subsequently terminated all advertising contracts with customers in Russia among other actions. The European Union, as well as other jurisdictions including the United States, have continued to periodically adopt more and additional sanctions throughout 2023 and early 2024.

Regulations on Environment, Social & Governance

In July 2022, the Norwegian Åpenhetsloven (Transparency Act) came into force. To promote respect for basic human rights and decent working conditions, the Transparency Act imposes a duty on Norwegian companies to inform and publish how they work to ensure basic human rights and decent working conditions, both in their own businesses as well as in their supply chains. In accordance with the Transparency Act, Opera carries out due diligence assessments of the risks associated with Opera’s business of potential violation of basic human rights or decent working conditions by Opera, its suppliers, or its business partners. The results of these due diligence assessments are reported and made public annually on Opera’s website (https://legal.opera.com/transparency/).

The European Union adopted the Corporate Sustainability Reporting Directive (“CSRD”), Directive EU 2022/2464, effective January 5, 2023. Norway, as a member of the EEA, is expected to incorporate CSRD into its domestic law soon. CSRD which will require our European subsidiaries to conduct an assessment of Opera’s impact on environmental and social conditions, as well as the risks and opportunities such conditions present for Opera, and to disclose such assessment in their financial statements. We will also need to disclose certain categories of greenhouse gas (GHG) emissions resulting from our operations. Similarly, on March 6, 2024, the SEC adopted final rules which will, subject to legal challenges, require disclosure of material climate-related risks, GHG emissions and climate-related financial metrics not previously required by the SEC.

C.           Organizational Structure

The chart below summarizes our corporate structure and identifies all our principal subsidiaries and their places of incorporation as of the date of this annual report:

Notes:

(1)	6% held by additional Opera group entities.
(2)	20% held by nominee shareholders.

D.	Property, Plants and Equipment

Our corporate headquarters is located in Oslo, Norway. Our principal technical development facilities are located in Wroclaw, Poland, Dundee, Scotland, Beijing, China and both Linköping and Gothenburg, Sweden. We also have offices in Nigeria, Ireland, France, Germany, Spain, South Africa and Kenya among other countries.

Our servers are hosted in leased data centers, primarily in the Netherlands, the United States, Canada, Nigeria, South Africa, Iceland and Singapore. The data centers in our network are owned and maintained for us by major domestic and international data center providers. We generally enter into leasing and hosting service agreements with renewal terms that range from one to three years.

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

For discussion related to our financial condition, changes in financial condition, and results of operations for 2022 compared to 2021, see “Item 5.A. - Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2022, which was filed with the SEC on April 20, 2023.

A.	Operating Results

Executive Overview of Full Year 2023 results

●	Total revenue was $396.8 million, an increase of 20% compared to 2022.

●	Advertising revenue was $231.0 million, an increase of 23% compared to 2022.

●	Search revenue was $162.2 million, an increase of 16% compared to 2022.

●	Net income was $153.3 million, up from $15.0 million in 2022.

●	Adjusted EBITDA was $93.7 million, an increase of 38% compared to 2022.

●	Net cash flow from operating activities was $82.8 million, an increase of 46% compared to 2022.

●	Free cash flow from operations was $72.5 million, an increase of 69% compared to 2022.

The 20% increase in revenue from 2022 to 2023, corresponding to an increase of $65.8 million in absolute amount, was driven by increased monetization on a per-user basis, a result of both underlying advertising demand and pricing factors as well as the growth of our browser and news user bases in higher revenue-per-user Western markets. In addition, advertising revenue, which in 2021 surpassed search revenue for the first time, continued to grow at a higher rate than search revenue, in large part driven by our Opera Ads audience extension platform.

Expenses and other items that are included in the calculation of adjusted EBITDA increased by $44.4 million, or 18%, primarily a result of the $39.2 million, or 84%, increase in cost of inventory sold, which includes the cost of advertising inventory sold on our Opera Ads platform. Marketing and distribution expenses remained the most significant cost item at $109.9 million, a reduction of $5.0 million, or 4% since 2022, while we continued to invest heavily in the user growth of our products in Western markets to accelerate our revenue growth. Personnel expenses excluding share-based remuneration increased by 1% from 2022 to $65.8 million. As a result, our adjusted EBITDA was $93.7 million or a 24% margin in 2023, marking an increase of 38% compared to $68.1 million and a 21% margin in 2022.

Net income was $153.3 million in 2023, up from $15.0 million in 2022. This is inclusive of an increase of $89.8 million in the estimated fair value of our investment in OPay. Net finance income of $7.3 million in 2023 was the results of a net gain of $3.2 million on our discontinued investment program, a gain of $1.1 million from the settlement of the receivable from the sale of our former investment in Nanobank, and higher interest income on bank deposits. Depreciation and amortization decreased by $0.8 million, or 6% since 2022, to $13.2 million. Share-based remuneration increased by 82% to $17.0 million in 2023 primarily due to grants made by Kunlun to certain employees of Opera for which we recognized a share-based remuneration expense of $6.5 million in 2023, up from $1.9 million in 2022. Opera does not have any obligation to settle the awards granted by Kunlun and such grants do not lead to dilution for Opera’s shareholders because such employees receive shares in Kunlun when the awards are exercised. Tax and all other items not included in adjusted EBITDA had a combined negative contribution of $7.4 million to our 2023 net income.

Cash and cash equivalents totaled $93.9 million as of December 31, 2023, an increase of $41.5 million from $52.4 million as of December 31, 2022. The $41.5 million increase was caused by net cash inflows from operating and investing activities of $82.8 million and $20.0 million, respectively, partly offset by a net cash outflow in financing activities of $59.8 million, including a total of $55.8 million used to pay cash dividends and repurchase shares, and a negative effect of $1.5 million from exchange rate changes on our cash and cash equivalents. The majority of our cash from investing activities came from the sale of our marketable securities, which totaled $23.4 million. Investments in equipment and development of new products totaled $6.4 million. 2023 was the first year in which we paid dividends, starting with a special dividend of $0.80 per ADS in January, followed by the payment of a dividend of $0.40 per ADS in July made under a recurring semi-annual cash dividend program that we adopted in June. Dividends payable on Kunlun's ordinary shares in Opera were offset against Opera's receivable from the sale of an investment, which receivable was due from Kunlun following the sale of Opera's former stake in Star X. In total, we paid $23.1 million in cash dividends in 2023. In November 2023, we completed the third repurchase program of our ADSs. We spent a total of $32.7 million on share repurchases in 2023.

Our free cash flow from operations increased by 69% since 2022, to $72.5 million. We continue to consider our liquidity to be healthy.

Key Metrics

We use certain key non-financial metrics to monitor and manage our business, most importantly our product adoption as measured by MAUs and the ARPU. We use these indicators to evaluate our business, measure our performance, identify trends affecting our business, formulate business plans, and make strategic decisions. We believe these indicators provide useful information to investors in understanding and evaluating our operating results.

The following table presents certain of our user metrics for the periods indicated:

	Three months ended (1)
	Mar 31, 2022	Jun 30, 2022	Sept 30, 2022	Dec 31, 2022	Mar 31, 2023	Jun 30, 2023	Sept 30, 2023	Dec 31, 2023
	(in millions, except for ARPU)
Smartphone total average MAUs	203.4	198.4	198.0	196.6	189.7	190.5	185.8	185.8
PC browser average MAUs	77.7	73.4	72.8	75.5	76.4	76.2	76.8	79.5
Feature phone average MAUs	55.1	55.7	52.0	51.6	53.0	48.9	48.6	47.4
Other	0.8	0.8	1.0	0.7	0.2	0.2	0.1	0.2
Total MAUs	337.0	328.3	323.8	324.4	319.4	315.9	311.3	312.9
Annualized ARPU ($) (2)	0.82	0.94	1.04	1.18	1.08	1.17	1.31	1.44

(1)	Average across the three months included in each period, with each month calculated as of its final day using a 30-day lookback window.

(2)	Advertising and search revenue in the quarter, divided by the quarter’s average MAUs and multiplied by four to annualize.

Our total smartphone average MAUs in the three months ended December 31, 2023, was 185.8 million. This figure comprises approximately 154.4 million smartphone browser users, and approximately 31.5 million users of the dedicated Opera News apps.

Our strategy has been to focus on and expand our marketing and distribution activities in Western markets while reducing our spending in certain emerging markets. From the fourth quarter of 2022 to the same quarter of 2023, this strategy led to a 17% increase in our total overall user base in Western markets and a 6% decrease in emerging markets, for an approximate 4% reduction in our overall global user base. As can be shown in our annualized ARPU metric, the monetization increases on a per-user basis resulting from this shift to Western markets reached 22% over the fourth quarter of 2022, fueling our strong growth in advertising and search revenues for the same quarter in 2023.

Macroeconomic Conditions

The prevailing global economic climate, the indirect effects of the conflicts in Ukraine and Gaza, and other macroeconomic conditions, including but not limited to slower growth or economic recession, high inflation, changes to fiscal and monetary policy and exchange rate fluctuations have adversely affected and may continue to adversely impact our business. The increase in interest rates by the Federal Reserve and overall market conditions have led to significant strengthening of the U.S. dollar against other global currencies in 2023. We continuously monitor the direct and indirect impacts of these circumstances on our business and financial results. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—The impact of worldwide economic conditions may adversely affect our business, operating results, and financial condition.”

Major Factors Affecting Our Results of Operations

Our Ability to Maintain and Expand Our User Base, and Maintain and Enhance User Engagement

Our user base is important for our revenue generation, both in terms of its attractiveness to our advertising and search partners and in terms of its direct impact on our user-generated revenues. We have elected to prioritize our user growth efforts on geographies and segments that are most monetizable. This has led to a directional shift in our user base and revenue mix towards more developed markets, with a decline in total MAUs that has been well offset by the increase in ARPU.

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

Our Ability to Monetize

We have long and deep relationships with many of our major monetization partners. Changes in the revenue sharing or fee arrangements with our key monetization partners may materially affect our revenues, although we have not seen such material impacts to our revenues over the 2021 to 2023 period. However, for example, a change in the revenue sharing percentage paid by certain of our major partners such as Google, or a change in their payment policies or other contractual arrangements, could impact our revenues, either positively or negatively. Likewise, with respect to certain major advertising partners, changes in the fee rate we receive per click or per sale may affect our revenues. The growth, seasonality and strength of our major advertising partners’ businesses may also materially affect our revenues, positively or negatively.

Further, our revenue generation is affected by our ability to promote and improve our users’ experience with our partners’ services, and our ability to open additional third party advertising inventories. In 2023, we had more than 500 monetization partners. We intend to maintain and deepen our relationships with current partners and attract more partners to increase and diversify our revenue sources. Our ability to further increase the number of partners primarily depends on whether we can provide integrated marketing services and help them more precisely reach their targeted users through our AI-powered content discovery platform and Opera Ads platform.

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

Our Ability to Conduct and Manage Strategic Investments and Acquisitions

We have invested and expect to continue to invest in new businesses, products, services and technologies, and we have also invested in promising companies. Our financial results could be adversely affected by our investments or acquisitions. The investments and acquired assets or businesses may not generate the financial results we expect. They could result in occurrence of significant investments and goodwill impairment charges, amortization expenses for other intangible assets and credit losses on trade and other receivables. We may continue to incur impairment charges in connection with our investments or acquisitions, which could depress our profitability and have a material adverse impact on our financial results. See "Item 3. Key Information – D. Risk Factors – Risks Related to Our Business and Industry – Our investments in new businesses, new products, services and technologies and companies are inherently risky and could disrupt our ongoing businesses."

Results of Operations

Adjustments Made After Presentation of Unaudited 2023 Financial Results

Subsequent to announcing our unaudited fourth quarter and fiscal year 2023 results on February 29, 2024, we have adjusted our estimate for fair value of our shares in OPay as a result of certain changes to the inputs used in the valuation method. The annual consolidated financial statements included elsewhere in this annual report present our stake in OPay at a value of $253.3 million. This is $16.1 million less than the $269.4 million reported in the earnings release for the fourth quarter and fiscal year 2023. As the shares are measured at fair value through profit or loss, our net income for 2023 includes a gain of $89.8 million in connection with the fair value increase of OPay in 2023 compared to a gain of $105.9 million prior. Our resulting net income for 2023 is $153.3 million. See Note 11 to our consolidated financial statements included elsewhere in this annual report for more information on the valuation of our shares in OPay. Changes in the fair value of our shares in OPay do not affect our revenue, operating profit, adjusted EBITDA, or cash flows.

The following table set forth our consolidated statement of operations data for each of the periods presented, in absolute terms and as percentage of revenue (in thousands, except for percentages):

	Year ended December 31,
	2021		2022		2023
Revenue	$250,991	100%	$331,037	100%	$396,827	100%
Other operating income	466	0%	469	0%	666	0%
Operating expenses:
Technology and platform fees	(4,472)	(2)%	(4,104)	(1)%	(3,145)	(1)%
Content cost	(3,712)	(1)%	(3,834)	(1)%	(4,297)	(1)%
Cost of inventory sold	(5,507)	(2)%	(46,650)	(14)%	(85,808)	(22)%
Personnel expenses including share-based remuneration	(74,450)	(30)%	(74,588)	(23)%	(82,750)	(21)%
Marketing and distribution expenses	(120,944)	(48)%	(114,988)	(35)%	(109,947)	(28)%
Credit loss expense	(557)	(0)%	(1,387)	(0)%	(3,967)	(1)%
Depreciation and amortization	(19,600)	(8)%	(13,939)	(4)%	(13,165)	(3)%
Impairment of non-financial assets	(5,624)	(2)%	(3,194)	(1)%	(681)	(0)%
Other expenses	(22,802)	(9)%	(27,015)	(8)%	(30,842)	(8)%
Total operating expenses	(257,668)	(103)%	(289,699)	(88)%	(334,603)	(84)%
Operating profit (loss)	(6,211)	(2)%	41,808	13%	62,890	16%
Share of net income (loss) of equity-accounted investees	(29,376)	(12)%	(6)	(0)%	-	-
Impairment of equity-accounted investee	(115,477)	(46)%	-	-	-	-
Fair value gain on investments	116,561	46%	1,500	0%	89,838	23%
Net finance income (expense):
Finance income	123	0%	21,454	6%	8,876	2%
Finance expense	(6,912)	(3)%	(39,729)	(12)%	(644)	(0)%
Foreign exchange gain (loss)	(1,814)	(1)%	(1,157)	(0)%	(963)	(0)%
Net finance income (expense)	(8,603)	(3)%	(19,432)	(6)%	7,269	2%
Profit (loss) before income taxes	(43,106)	(17)%	23,870	7%	159,997	40%
Income tax expense	(43)	(0)%	(8,835)	(3)%	(6,697)	(2)%
Profit (loss) from continuing operations	(43,149)	(17)%	15,035	5%	153,301	39%
Profit (loss) from discontinued operations	(816)	(0)%	-	-	-	-
Net income (loss) attributable to owners of the parent	$(43,964)	(18)%	$15,035	5%	$153,301	39%

Revenue

We generate revenue from advertising, search, technology licensing and other services. Advertising revenue is generated by delivering advertising on our PC and mobile browsers, such as predefined bookmarks (Speed Dials), on Opera News, and on Opera network partners’ properties. Advertising revenue also includes income from all other user-generated activities other than search revenue, such as subscriptions to services that are provided by Opera or its partners. Search revenue is generated when a user of our PC and mobile browsers conducts a qualified search using a search partner, such as Google or Yandex, through the browsers’ built-in combined address and search bar, or when otherwise redirected to the search partner via browser functionality. Technology licensing and other revenue include income from the sale of software and licenses to our game development platform GameMaker Studio, licensing of our proprietary technology to third parties, and provisions of related maintenance, support and hosting services, provision of professional services, and provision of customized browser configurations to mobile operators. The table below specifies the amount of revenue from each category (in thousands, except for percentages):

	Year ended December 31,			Change
	2021	2022	2023	2022 vs. 2021	2023 vs. 2022
Advertising	$123,910	$187,434	$230,908	51.3%	23.2%
Search	121,961	140,162	162,168	14.9%	15.7%
Technology licensing and other revenue	5,119	3,441	3,679	(32.8)%	6.9%
Total revenue	$250,991	$331,037	$396,827	31.9%	19.9%

Our advertising revenue increased to $230.9 million in 2023 from $187.4 million in 2022, representing an increase of 23%. Underlying advertising demand led to better monetization on a per-user basis, which together with improved pricing factors and the growth of our user bases in Western markets, resulted in the continuing growth of our Opera Ads platform where we also leveraged third party inventories to meet the demand we sourced from advertisers, as evidenced by the growth of our cost of inventory sold.

Our search revenue increased to $162.2 million in 2023 from $140.2 million in 2022, representing an increase of 16%. The increase represents both underlying monetization improvements by our search partners and the growth of our browser user base in Western markets where advertisers typically pay more to be promoted. As our search revenue is based on revenue share arrangements with our search partners, these factors together have a direct positive impact on our search revenue.

Our technology licensing and other revenue was $3.7 million in 2023, up by 7% from $3.4 million in 2022. We expect our technology licensing and other revenue to remain at this relative level going forward. See Note 3 to our consolidated financial statements included elsewhere in this annual report for more information about our revenues.

Other Operating Income

Other operating income includes items of income that are not generated from our ordinary activities. For example, other operating income includes gains on disposals of property, equipment, intangible assets and subsidiaries. Other operating income also includes government grants related to income. The table below specifies the amount of other operating income (in thousands, except for percentages):

	Year ended December 31,			Change
	2021	2022	2023	2022 vs. 2021	2023 vs. 2022
Other operating income	$466	$469	$666	0.6%	41.9%
As a percentage of revenue	0.2%	0.1%	0.2%

Our other operating income remained stable at $0.7 million from 2022 to 2023. Similar to 2022, other operating income in 2023 primarily included various individually immaterial items of incidental income that were not generated from our ordinary activities.

Technology and Platform Fees

Technology and platform fees primarily comprise of (i) costs of any platform or collection service used to facilitate subscription services where we are the principal in the transaction, and (ii) transaction and communication platform expenses. We expect such individual components within this cost category to stay relatively stable as a percentage of the related revenue streams. The table below specifies the amount of technology and platform fees (in thousands, except for percentages):

	Year ended December 31,			Change
	2021	2022	2023	2022 vs. 2021	2023 vs. 2022
Technology and platform fees	$4,472	$4,104	$3,145	(8.2)%	(23.4)%
As a percentage of revenue	1.8%	1.2%	0.8%

Our technology and platform fees declined from 2022 to 2023, decreasing by $1.0 million to $3.1 million.

Content Cost

Content cost mainly consists of revenue shares to content creators on our platforms such as Opera News Hub, and payments to publishers and monetization partners related to our Browser and News segment. We continue our efforts to increase the amount of content available on our applications by onboarding more European and American publishers. Another significant part of content cost is cashback cost where we share part of the cashback with our customers. We expect this cost category to stay relatively stable as a percentage of the related revenue streams, although given its limited relative size we may see continued fluctuations as observed in prior periods. The table below specifies the amount of content cost (in thousands, except for percentages):

	Year ended December 31,			Change
	2021	2022	2023	2022 vs. 2021	2023 vs. 2022
Content cost	$3,712	$3,834	$4,297	3.3%	12.1%
As a percentage of revenue	1.5%	1.2%	1.1%

Our content cost was relatively stable from 2022 to 2023, increasing by $0.5 million to $4.3 million.

Cost of Inventory Sold

Cost of inventory sold consists primarily of the cost for third party advertising inventory that is sold to our customers along with Opera owned inventory to better serve our advertisers’ demand. We expect this cost category to grow as a percentage of the advertising revenue stream as we see it driving incremental profitability of our advertising efforts. The table below specifies the amount of cost of inventory sold (in thousands, except for percentages):

	Year ended December 31,			Change
	2021	2022	2023	2022 vs. 2021	2023 vs. 2022
Cost of inventory sold	$5,507	$46,650	$85,808	747.2%	83.9%
As a percentage of revenue	2.2%	14.1%	21.6%

In 2023, the cost of inventory sold increased by 83.9% to $85.8 million, or 37% of advertising revenue. This increase was driven mainly by the rapid development of Opera Ads platform, our audience extension product.

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

In 2022, Kunlun, our parent company, enrolled certain of our employees in its share incentive plan under which these employees have received options issued by Kunlun as a compensation for services provided to us. We do not have any obligation to settle the awards granted by Kunlun but grants from Kunlun to our employees are accounted for as equity-settled share-based payments in our consolidated financial statements, similar to those grants awarded under our own share incentive plan. The table below specifies the amount of personnel expenses, including share-based remuneration (in thousands, except for percentages):

	Year ended December 31,			Change
	2021	2022	2023	2022 vs. 2021	2023 vs. 2022
Personnel expenses excluding share-based remuneration	$63,984	$65,284	$65,801	2.0%	0.8%
Share-based remuneration, including related social security tax	10,466	9,304	16,950	(11.1)%	82.2%
Total personnel expenses, including share-based remuneration	$74,450	$74,588	$82,750	0.2%	10.9%
As a percentage of revenue	29.7%	22.5%	20.9%

Our personnel expenses including share-based remuneration increased from 2022 to 2023 by 10.9% to $82.8 million. Cash-based compensation expenses increased by 0.8%, from $65.3 million in 2022 to $65.8 million in 2023. This was caused by salary adjustments, partially offset by a reduction of staff and contractors relating to certain R&D projects. Share-based remuneration expenses increased by 82.2%, from $9.3 million in 2022 to $17.0 million in 2023. The increase was primarily caused by grants made by Kunlun to certain employees of Opera, from which we recognized $6.5 million in share-based remuneration expenses, as compared to $1.9 million recognized in 2022. For additional details of our personnel expenses in 2023, including share-based remuneration, see Note 4 to our consolidated financial statements included elsewhere in this annual report.

Marketing and Distribution Expenses

Marketing and distribution expenses primarily consist of performance-based campaigns associated with our browser and news businesses. We expect our marketing and distribution expenses to remain consistent or possibly increase slightly relative to 2023 as measured in absolute terms, while decreasing as a percent of total revenue following increased scale and completion of the initial launch of our initiatives to grow our user base in Western markets. The table below specifies the amount of marketing and distribution expenses (in thousands, except for percentages):

	Year ended December 31,			Change
	2021	2022	2023	2022 vs. 2021	2023 vs. 2022
Marketing and distribution expenses	$120,944	$114,988	$109,947	(4.9)%	(4.4)%
As a percentage of revenue	48.8%	34.7%	27.7%

Our marketing and distribution expenses decreased to $109.9 million in 2023 from $115.0 million in 2022, representing a decrease of 4.4%. Marketing and distribution expenses related to Opera News declined from $26.0 million in 2022 to $20.7 million in 2023, while the expenses for our browsers and other products remained relatively stable at $88.5 million in 2022 and $88.6 million in 2023.

Credit Loss Expense

Our credit loss expense is mainly related to provisions for expected credit losses on trade receivables and consists of specific provisions where risk of credit loss has been determined by management as well as general provisions determined based on the aging of the trade receivables. Changes in credit loss expense is affected by our ability to collect our trade receivables, the credit risk of the markets in which we operate as well as general market conditions affecting our trade partners. The table below specifies the amount of credit loss expense (in thousands, except for percentages):

	Year ended December 31,			Change
	2021	2022	2023	2022 vs. 2021	2023 vs. 2022
Credit loss expense	$557	$1,387	$3,967	149.2%	186.0%
As a percentage of revenue	0.2%	0.4%	1.0%

Our credit loss expense was $4.0 million in 2023, as compared to $1.4 million in 2022. The increase is largely a result of increase in provisions in line with our revenue growth and higher provisions in emerging markets compared to 2022. See Note 12 to our consolidated financial statements included elsewhere in this annual report for more information.

Depreciation and Amortization

Depreciation cost primarily relates to purchased equipment and servers as well as leasehold improvements. Amortization cost primarily relates to intangible assets such as technology and customer relationships as well as capitalized development. Depreciation and amortization are driven by the amounts of assets we acquire and intangible assets we develop, and the expected useful lives of these assets. We expect our depreciation expense to increase slightly relative to 2023, primarily as a result of our acquisition in 2024 of a NVIDIA DGX SuperPOD, which will be depreciated by $3.1 million per year. The table below specifies the amount of depreciation and amortization (in thousands, except for percentages):

	Year ended December 31,			Change
	2021	2022	2023	2022 vs. 2021	2023 vs. 2022
Depreciation and amortization	$19,600	$13,939	$13,165	(28.9)%	(5.6)%
As a percentage of revenue	7.8%	4.2%	3.3%

We had depreciation and amortization of $13.2 million in 2023 compared to $13.9 million in 2022, representing a decrease of 5.6%. See Notes 9 and 10 to our consolidated financial statements included elsewhere in this annual report for more information.

Impairment of Non-financial Assets

Impairment of non-financial assets include impairment losses on our fixed and intangible assets. Impairment losses arise when the recoverable amount of the individual asset or the cash-generating unit to which it belongs is less than the carrying amount of the asset or group of assets. The table below specifies the amount of impairment of non-financial assets (in thousands, except for percentages):

	Year ended December 31,			Change
	2021	2022	2023	2022 vs. 2021	2023 vs. 2022
Impairment of non-financial assets	$5,624	$3,194	$681	(43.2)%	(78.7)%
As a percentage of revenue	2.2%	1.0%	0.2%

The impairment of non-financial assets in 2023 was $0.7 million as we impaired certain non-core intangible assets. See Note 10 to our consolidated financial statements included elsewhere in this annual report for more information.

Other Operating Expenses

Our other operating expenses primarily consist of hosting expenses, audit and advisory fees, software license fees, rent and other office expenses, and travel expenses. We expect our other operating expenses to increase in absolute amounts in the foreseeable future due to the anticipated growth of our business as well as public company costs. The table below specifies the amount of other operating expenses (in thousands, except for percentages):

	Year ended December 31,			Change
	2021	2022	2023	2022 vs. 2021	2023 vs. 2022
Other operating expenses	$22,802	$27,015	$30,842	18.5%	14.2%
As a percentage of revenue	9.1%	8.2%	7.8%

Our other operating expenses increased by 14.2% in 2023 compared to 2022, from $27.0 million to $30.8 million. All categories of other operating expenses except for rent and other office expenses increased in 2023 compared to 2022. See Note 5 to our consolidated financial statements included elsewhere in this annual report for more information.

Share of Net Income (Loss) of Equity-accounted Investees

Our share of net income (loss) of equity-accounted investees includes the income or loss recognized from our associates and joint venture. In early 2022, we sold all our shares in Nanobank, which was classified as an associate. Currently our only remaining equity-accounted investee is nHorizon Innovation, an associate. In 2022, our share of losses of nHorizon exceeded our interest in the company, which resulted in us discontinuing to recognize our share of further losses. If nHorizon Innovation subsequently reports profits, we will resume to recognize our share of those profits only after our share of the profits equals the share of losses not recognized. We do not expect to recognize a material amount of net profits from our investment in nHorizon Innovation. The table below specifies the share of net income (loss) of equity-accounted investees (in thousands, except for percentages):

	Year ended December 31,			Change
	2021	2022	2023	2022 vs. 2021	2023 vs. 2022
Share of net income (loss) of equity-accounted investees	$(29,376)	$(6)	-	(100.0)%	N/A
As a percentage of revenue	(11.7)%	(0.0)%	N/A

nHorizon Innovation generated a net loss in 2023 and in accordance with our accounting policy stated above, we did not recognize our share of that net loss. See Note 11 to our consolidated financial statements included elsewhere in this annual report for more information.

Impairment of Equity-accounted Investee

When an equity-accounted investee is classified as held for sale, we recognize impairment losses if its fair value less costs to sell is less than its carrying amount. We also recognize impairment loss for an equity-accounted investee when the recoverable amount of our investment is less than the carrying amount. Following the sale of our shares in Nanobank in March 2022, we do not hold material investments in equity-accounted investees. The table below specifies the amount of impairment of equity-accounted investee (in thousands, except for percentages):

	Year ended December 31,			Change
	2021	2022	2023	2022 vs. 2021	2023 vs. 2022
Impairment of equity-accounted investee	$(115,477)	-	-	N/A	N/A
As a percentage of revenue	(46.0)%	N/A	N/A

We did not recognize any impairment of equity-accounted investees in 2023 or 2022.

Fair Value Gain on Investments

We hold investments in ordinary and preferred shares in OPay, ordinary shares in Fjord Bank and we held preferred shares in Star X until mid-2022, all of which were accounted for at fair value through profit or loss. Changes in the fair value of these shares are recognized as fair value gains (or losses) on investments. While Star X was classified as an associate of Opera, our investment in preferred shares in this company was accounted for at fair value because they gave access to returns that are not only associated with the underlying ownership interest. The table below specifies the amount of fair value gain on investments (in thousands, except for percentages):

	Year ended December 31,			Change
	2021	2022	2023	2022 vs. 2021	2023 vs. 2022
Fair value gain on investments	$116,561	$1,500	$89,838	(98.7)%	5,889.2%
As a percentage of revenue	46.4%	0.5%	22.6%

In 2023, we recognized an unrealized fair value gain of $89.8 million on our shares in OPay due to changes to the inputs used in the valuation method to reflect the operational and financial development of OPay, including its prospects. For example, OPay quadrupled its user base through 2023. We took into account an updated estimate for the overall equity value of OPay, as well as the valuation implied in a smaller financing transaction that took place in late 2023. In 2022, we recognized an unrealized gain of $1.5 million on our investment in OPay. See Note 11 to our consolidated financial statements included elsewhere in this annual report for more details on the value of the preferred and ordinary shares.

Net Finance Income (Expense)

Our finance income primarily includes interest income on deposits of cash with financial institutions and the net gain on investments in marketable securities, which we disposed of in the beginning of 2023.

In February 2023, we terminated our investment program under which up to $70 million of our capital was used for investments in listed equity securities. See Note 16 to our consolidated financial statements included elsewhere in this annual report for more information on our capital management.

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

Our finance expense primarily includes interest expense on our leases of office properties and equipment. In 2022, our finance expense included a loss on our receivable from the sale of Nanobank. The receivable was settled in 2023.

The table below specifies the amounts of finance income, finance expense and foreign exchange gain (loss) (in thousands, except for percentages):

	Year ended December 31,			Change
	2021	2022	2023	2022 vs. 2021	2023 vs. 2022
Finance income	$123	$21,454	$8,876	17,351.0%	(58.6)%
As a percentage of revenue	0.0%	6.5%	2.2%
Finance expense	6,912	39,729	644	474.8%	(98.4)%
As a percentage of revenue	2.8%	12.0%	0.2%
Foreign exchange gain (loss)	(1,814)	(1,157)	(963)	(36.2)%	(16.8)%
As a percentage of revenue	(0.7)%	(0.3)%	(0.2)%
Net finance income (expense)	$8,603	$(19,432)	$7,269	125.9%	(137.4)%

We recorded a net finance income of $7.3 million in 2023, compared to a net finance expense of $19.4 million in 2022. The net finance income in 2023 included a gain of $3.2 million on marketable securities held under the investment program that was terminated in February 2023. In 2022, the investment program generated a gain of $15.9 million. Net finance income in 2023 also included a gain of $1.1 million from the settlement of the receivable from the sale of Nanobank. In 2022, we recognized a loss of $35.4 million on the same receivable, which was recognized as a finance expense.

Income Tax Expense

Our income tax expense or credit for the period is the tax payable on the current period’s taxable income, based on the applicable income tax rate for each jurisdiction, adjusted by changes in deferred tax assets and liabilities attributable to temporary differences and to unused tax losses.

The vast majority of our revenue and operating profit is generated in countries with stable and transparent tax regimes, such as Norway, Ireland and Singapore, where the applicable tax rates were 22.0%, 12.5% and 17%, respectively. We do not expect significant exposure to other tax regimes over the foreseeable future.

Gains on our investment in OPay is not taxable income for Opera, which represents a significant factor in our low effective tax rate. There is no corporate tax in the Cayman Islands (see “Item 10. Additional Information—E. Taxation—Cayman Islands Tax Considerations”). If this investment provides additional realized or unrealized gains to us in the future, we expect a continuation of this factor to our effective tax rate as well in future periods.

We receive tax deductions from the exercise of equity awards granted to employees based on the fair value of the shares. For equity awards scheduled to vest in future periods, the amount of estimated future tax deduction, for which we recognize a deferred tax asset, is based on Opera’s share price at the end of the reporting period. Where the amount of tax deduction (or estimated future tax deduction) exceeds the amount of the related cumulative remuneration expense, the current or deferred tax associated with the excess is recognized directly in equity. The table below specifies the amount of income tax expense (in thousands, except for percentages):

	Year ended December 31,			Change
	2021	2022	2023	2022 vs. 2021	2023 vs. 2022
Income tax expense	$43	$8,835	$6,697	20,599.9%	(24.2)%
As a percentage of revenue	0.8%	2.7%	1.7%

We recorded an income tax expense of $6.7 million in 2023, as compared to an income tax expense of $8.8 million in 2022. The effective tax rate, expressed as the percentage of income tax expenses to profit before income taxes, was 4.2% in 2023, as compared to an effective tax rate of 37.0% in 2022. Adjusted for the fair value gain on our investment in OPay, the effective tax rate in 2023 was 10.6%. The remaining variance versus statutory tax rates is mainly driven by other non-taxable finance income and changes in deferred tax assets and liabilities. In particular, as a result of the recognition in 2023 of a deferred tax asset of $3.2 million related to tax deductions from RSUs exercised in prior periods, the income tax expense for the year was reduced by the same amount. See Note 8 to our consolidated financial statements included elsewhere in this annual report for more detail.

Profit (Loss) From Discontinued Operations

A discontinued operation is a component of Opera that has been disposed of or is classified as held for sale and that represents a separate major line of business or geographical area of operations, is part of a single coordinated plan to dispose of such a line of business or area of operations, or is a subsidiary acquired exclusively with a view to resale. The net results of discontinued operations are presented separately in the statement of operations. The table below specifies the amount of profit (loss) from discontinued operations (in thousands, except for percentages):

	Year ended December 31,			Change
	2021	2022	2023	2022 vs. 2021	2023 vs. 2022
Profit (loss) from discontinued operations	$(816)	-	-	N/A	N/A
As a percentage of revenue	(0.3)%	N/A	N/A

In 2022 and 2023, we did not recognize any profit or loss from discontinued operations.

Non-IFRS Financial Measures: Adjusted EBITDA and Free Cash Flow from Operations

We collect and analyze operating and financial data to evaluate the health of our business and assess our performance. In addition to revenue, net income (loss), net cash flow from operating activities and other financial measures under IFRS Accounting Standards, we use adjusted EBITDA and, starting from 2023, free cash flow from operations to evaluate our business. We use these non-IFRS financial measures for financial and operational decision-making and as means to evaluate period-to-period comparisons. We believe Adjusted EBITDA provides meaningful supplemental information regarding our financial performance by excluding certain items that may not be indicative of recurring core business operating results, and that free cash flow from operations provides useful information regarding our liquidity, including ability to generate cash from business operations that is available for acquisitions and other investments, and for distributions to our shareholders.

We define Adjusted EBITDA as net income (loss) excluding (i) profit (loss) from discontinued operations, (ii) income tax (expense) benefit, (iii) net finance income (expense), (iv) share of net income (loss) of equity-accounted investees, (v) impairment of equity-accounted investees, (vi) fair value gain (loss) on investments, (vii) depreciation and amortization, (viii) impairment of non-financial assets, (ix) share-based remuneration, (x) non-recurring expenses, and (xi) other operating income.

We define free cash flow from operations as net cash flows from (used in) operating activities less (i) purchases of fixed and intangible assets, (ii) development expenditure and (iii) payment of lease liabilities.

We believe adjusted EBITDA and free cash flow from operations are useful to investors both because (1) they allow for greater transparency with respect to key metrics used by management in its financial and operational decision-making and (2) they are used by our institutional investors and the analyst community to help them analyze the health of our business. However, these non-IFRS financial measures should not be considered substitutes for, or superior to, the financial information prepared and presented in accordance with IFRS Accounting Standards. Our calculations of adjusted EBITDA and free cash flow from operations may differ from similarly-titled non-IFRS measures, if any, reported by our peers. In addition, the non-IFRS financial measures may be limited in their usefulness because they do not present the full economic effects of certain items of income, expenses and cash flows. We compensate for these limitations by providing reconciliations of our non-IFRS financial measures to the most closely related financial measures in IFRS Accounting Standards. We encourage investors and others to review our financial information in its entirety, not to rely on any single financial measure and to view adjusted EBITDA and free cash flow from operations in conjunction with net income (loss) and net cash flow from operating activities.

The table below reconciles net income (loss) to adjusted EBITDA (in thousands):

	Year ended December 31,
	2021	2022	2023
Net income (loss)	$(43,964)	$15,035	$153,301
Add (deduct):
(Profit) loss from discontinued operations	816	-	-
Income tax expense (benefit)	43	8,835	6,697
Net finance expense (income)	8,603	18,224	(7,269)
Share of net loss (income) of equity-accounted investees	29,376	6	-
Impairment of equity-accounted investee	115,477	-	-
Fair value loss (gain) on investments	(116,561)	(1,500)	(89,838)
Depreciation and amortization	19,600	13,939	13,165
Impairment of non-financial assets	5,624	3,194	681
Share-based remuneration	10,466	9,304	16,950
Non-recurring expenses (1)	-	1,517	698
Other operating income	(466)	(469)	(666)
Adjusted EBITDA	$29,013	$68,084	$93,719

(1)

The amount of non-recurring expenses in 2023 included certain audit, legal, and other advisory services acquired in connection with the secondary public offering completed in 2023 by a pre-IPO shareholder. These expenses were classified as other operating expenses in the consolidated financial statements included elsewhere in this annual report. In 2022, non-recurring expenses included $1.2 million related to the disposal of Nanobank, which were classified as finance expenses, and $0.3 million classified as other operating expenses.

The table below reconciles net cash flow from operating activities to free cash flow from operations (in thousands):

	Year ended December 31,
	2021	2022	2023
Net cash flow from operating activities	$26,564	$56,662	$82,761
Deduct:
Purchase of equipment	(1,060)	(3,187)	(1,873)
Purchase of intangible assets	-	-	(250)
Development expenditure	(4,836)	(6,789)	(4,281)
Payment of lease liabilities	(5,119)	(3,837)	(3,907)
Free cash flow from operations	$15,549	$42,849	$72,451

B.	Liquidity and Capital Resources

Cash Flows and Working Capital

Our principal source of liquidity is cash generated from our operating activities. As of December 31, 2022 and 2023, we had $52.4 million and $93.9 million, respectively, in cash and cash equivalents. Cash and cash equivalents consist of cash on hand, checking and demand deposits and restricted cash.

In early 2023, we issued a dividend of $0.80 per ADS to all our shareholders, representing an aggregate dividend of $71.3 million. $59.0 million of the aggregate dividend payable was offset against receivables of the same amount due from two of our shareholders. On June 13, 2023, we adopted a recurring semi-annual cash dividend program. Our first semi-annual dividend of $0.40 per ADS, or $36.0 million in the aggregate, was declared on the same date and paid on July 12, 2023. The second semi-annual dividend of $0.40 per ADS, or $35.0 million in the aggregate, was declared on December 12, 2023 and paid on January 9, 2024. Opera's cash distributions to ADS-holders were limited to $10.8 million and $9.9 million for the first and second semi-annual dividends, respectively. The remaining $25.1 million of each distribution that relates to ordinary shares and would otherwise be payable to Opera's majority shareholder, Kunlun, were offset against Opera's receivable from sale of investment, due from Kunlun following the sale of Opera's former stake in Star X. Future dividend payments on Kunlun's ordinary shares in Opera will also be offset until the Star X receivable with interest is fully satisfied.

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

The following table sets forth a summary of our cash flows for the periods indicated (in thousands):

	For the year ended December 31,
	2021	2022	2023
Net cash provided by (used in) operating activities	$26,564	$56,662	$82,761
Net cash provided by (used in) investing activities	(49,703)	44,450	19,999
Net cash provided by (used in) financing activities	(6,683)	(150,578)	(59,843)
Net increase (decrease) in cash and cash equivalents	(29,822)	(49,465)	42,918
Cash and cash equivalents at beginning of the period	134,168	102,876	52,414
Effects of exchange rate change on cash and cash equivalents	(1,472)	(996)	(1,469)
Cash and cash equivalents at end of the period	$102,876	$52,414	$93,863

Operating Activities

Net cash provided by operating activities was $82.8 million in 2023. Operating profit in 2023 of $62.9 million, adjusted for non-cash items such as depreciation, amortization, impairment and share-based payment of $28.5 million, contributed a total of $91.4 million, partially offset by changes in items of working capital such as trade receivables and payables by $2.7 million. Income taxes paid in 2023 amounted to $5.9 million.

In 2022, net cash provided by operating activities was $56.7 million. Operating profit in 2022 of $41.8 million, adjusted for non-cash items such as depreciation, amortization and share-based payment of $25.8 million, contributed a total of $67.6 million, partially offset by unfavorable changes in items of working capital such as trade receivables and payables by $7.8 million. Income taxes paid in 2022 amounted to $3.1 million.

Investing Activities

Net cash from investing activities was $20.0 million in 2023, which was primarily attributable to $23.4 million in proceeds from the sale of marketable securities. Interest income was $3.0 million, while investments in the development of new products, equipment and intangible assets totaled $6.4 million.

In 2022, net cash from investing activities was $44.5 million, which was primarily attributable to $36.9 million in proceeds from the sale of shares in Star X and Nanobank, and $16.2 million in net proceeds from sale of marketable securities held as part of our former investment program. Cash used in investing activities included $6.8 million of development expenditure and $3.2 million used to purchase equipment.

Financing Activities

Net cash used in financing activities was $59.8 million in 2023, which was primarily attributable to our share repurchase program under which we repurchased shares for $32.7 million, and cash dividends paid totaling $23.1 million. Payment of lease liabilities amounted to $3.9 million.

In 2022, net cash used in financing activities was $150.6 million, which was primarily attributable to our share repurchase program under which we repurchased shares for $146.1 million. Payment of lease liabilities amounted to $3.8 million.

Capital Expenditures

We made capital expenditures of $10.0 million and $6.4 million in 2022 and 2023, respectively. In these periods, our capital expenditures were used for purchase of equipment, intangible assets and development of new products.

Off-balance Sheet Arrangements

As of December 31, 2023, we did not have any off-balance sheet arrangements that had or were reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2023 (in thousands):

	Payment Due by Period
	Total	Less than 1 Year	1-3 Years	More than 3 Years
Lease liabilities (1)	$11,133	$4,024	$4,734	$2,374
Trade and other payables	52,247	52,247	-	-
Income tax payable	1,838	1,838	-	-
Other liabilities	13,285	13,285	-	-
Purchase obligations (2)	20,850	19,600	1,250	-
Total contractual commitments	$99,353	$90,995	$5,984	$2,374

(1)	Represents mainly leases of office properties and server equipment for hosting purposes.

(2)

In November 2023, we entered into an agreement with a Norwegian reseller to purchase new AI equipment and related software together with installation on site in our colocation center in Iceland at a cost of $18.6 million. The purchase was completed in March 2024. Moreover, as part of a strategic partnership agreement entered into in 2023 with AP Grant Foundation Company, an entity promoting the Celo platform, we have committed to purchasing CELO units for $250 thousand per quarter until the first quarter of 2026.

A guarantee has been made by us in favor of Dell Bank International d.a.c., or Dell, as a security for all our present and future lease liabilities (as the lessee) to Dell. This guarantee is limited to a principal amount of 100 million Norwegian kroner ($9.8 million), with the addition of any interests, costs and/or expenses accruing on the liabilities and/or as a result of non-fulfilment of the liabilities. The guarantee is valid until January 17, 2027.

C.	Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Technology.” and “Item 4. Information on the Company—B. Business Overview— Intellectual Property.”

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any other trends, uncertainties, demands, commitments or events for the period from January 1, 2023, to December 31, 2023, that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial conditions.

E.	Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with IFRS Accounting Standards. Note 1 to our consolidated financial statements included elsewhere in this annual report specifies our critical accounting estimates.

Item 6. Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table provides information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
James Yahui Zhou	47	Chairman of the Board and Chief Executive Officer
Lin Song	43	Director and Co-Chief Executive Officer
Xiaoling Qian	35	Director
Tian Jin	44	Director
Lori Wheeler Næss	53	Independent Director
Trond Riiber Knudsen	60	Independent Director
James Liu	51	Independent Director
Frode Jacobsen	41	Chief Financial Officer

James Yahui Zhou has served as our chairman and chief executive officer since July 2016. Mr. Zhou is the controlling shareholder of Kunlun Tech Co., Ltd. (300418:CH), a global internet company listed on the Shenzhen Stock Exchange, and had served as a director from April 2020 to May 2021, the chairman of the board from March 2011 to April 2020, and an executive director and general manager from March 2008 to March 2011 in Kunlun. Prior to that, he served as general manager of Beijing JiNaiTe Internet Technology Co., Ltd. from March 2007 to March 2008. From November 2005 to March 2007, Mr. Zhou was an executive officer in charge of new business development at RenRen Inc., a NYSE-listed company. From September 2000 to January 2004, Mr. Zhou was general manager of Beijing Huoshen Technology Co., Ltd. Mr. Zhou received his bachelor’s degree in mechanical engineering and his master’s degree in optical engineering from Tsinghua University in 1999 and 2006, respectively.

Lin Song has served as our co-chief executive officer since August 2020 and as a member of our board of directors since October 2022. He has worked for our group beginning in 2002 in Oslo, Norway and served as our chief operating officer from March 2017 to August 2020. Mr. Song has an engineering background and has served in various roles inside our group, including project manager of one of our group’s earliest initiatives to enable full web browsing on mobile devices and as director of engineering delivery. Later on, he served as general manager of Opera’s subsidiary in China and assisted in the establishment of Opera’s R&D center in Beijing. Mr. Song has also served as a director of Otello Corporation ASA (OSE: OTEC), a Norwegian internet company, since June 2020. Mr. Song obtained a bachelor’s degree in information systems from the University of International Business and Economics in 2004.

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

Frode Jacobsen has served as the chief financial officer of our group since April 2016. Prior to becoming our chief financial officer, he has worked as the senior vice president responsible for strategic initiatives beginning in February 2015 and as the senior director for corporate development beginning in January 2013. Prior to joining our group, Mr. Jacobsen worked for McKinsey & Company, a management consulting firm which conducts qualitative and quantitative analyses to inform management decisions across the public and private sectors, beginning in August 2008 and served as engagement manager before he left the position in January 2013. Mr. Jacobsen had served as a director of Otello Corporation ASA (OSE: OTEC), a Norwegian internet company, from December 2016 to June 2020. He graduated with a master’s degree in management from HEC Paris in 2008 and obtained his bachelor’s degree in economics and business administration from Norwegian School of Economics in 2006.

Board Diversity Matrix

The table below illustrates our board diversity matrix as of the date of this annual report. To see our Board Diversity Matrix as of April 20, 2023, please see our previous annual report on Form 20-F filed with the SEC on April 20, 2023.

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

B.           Compensation

Compensation of Directors and Executive Officers

In 2021, 2022 and 2023, we paid an aggregate of $2.1 million, $2.4 million and $2.0 million, respectively, in cash and benefits to our directors and executive officers. Such amounts do not include the share-based compensation we paid to our directors and executive officers. For additional details, including share-based remuneration, see Note 4 to our consolidated financial statements included elsewhere in this annual report. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. We have no service contracts with any of our directors providing for benefits upon termination of employment.

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

Under this Plan, up to a maximum of 20,000,000 ordinary shares are available for Awards, corresponding to 10,000,000 ADSs. Each vested RSU (as reported) entitles the participant of the Plan to receive one ADS, subject to adjustments for dividend payments. Each vested option entitles the participant of the Plan to purchase one ADS at a defined price. As of December 31, 2023, 7,663,382 RSUs and Options to purchase 100,000 ADSs have been granted, net of forfeitures.

In February 2023, we completed the payment of a special dividend of $0.80 per ADS to all of our shareholders, and as a consequence of this special dividend, non-exercised RSU grants in Opera were adjusted with the dividend yield, resulting in an increase of 218,020 RSUs. On June 13, 2023, we adopted a recurring semi-annual cash dividend program. Our first and second semi-annual dividends under the program, each being $0.40 per ADS, have been paid in July 2023 and January 2024, respectively. As a result of these dividends, non-exercised RSU grants in Opera were adjusted with the dividend yield, resulting in an increase of 99,359 RSUs.

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

Eligibility. All of our staff members are eligible for the grant of Awards under the Plan at the discretion of the compensation committee. A grant of Awards to any member of the compensation committee requires Board approval.

Vesting Schedule and Other Restrictions. The plan administrator has discretion in making adjustments in the individual vesting schedules and other restrictions applicable to the Awards granted under the Plan. The default vesting period is four years. So long as James Yahui Zhou is a member of the Board, he has authority to cancel equity instruments for any participant of this Plan that are scheduled to vest in the current vesting period, based solely on his assessment that such participant’s professional performance has not been in line with the Company’s expectations. The vesting period is set forth in each Award agreement.

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

Name	Type of Awards Granted	Ordinary Shares Underlying Outstanding Awards Granted	Price ($/Share)	Date of Grant**	Date of Expiration
James Yahui Zhou	-	-	-	-	-
Lin Song	*	*	*	04/2017, 12/2019, 02/2023	11/2021, 01/2026, 01/2027
Xiaoling Qian	-	-	-	-	-
Tian Jin	-	-	-	-	-
Lori Wheeler Næss	-	-	-	-	-
Trond Riiber Knudsen	-	-	-	-	-
James Liu	-	-	-	-	-
Frode Jacobsen	*	*	*	04/2017, 02 and 05/2021, 02/2023	11/2021, 01/2027

*	The outstanding awards held by each of these directors and executive officers represent less than 1% of our total outstanding shares.

**	Excluding dividend adjustment grant dates (issued at every dividend date to ensure that original grants maintain their value)

Kunlun's Share Incentive Plan

Starting in 2022, Kunlun, our parent company, has enrolled certain of our employees in its share incentive plan under which these employees have received options issued by Kunlun as a compensation for services provided to us. We do not have any obligation to settle the awards granted by Kunlun but grants from Kunlun to our employees are accounted for as equity-settled share-based payments in our consolidated financial statements, similar to those grants awarded under our own share incentive plan. None of our directors or executive officers are awarded with any options under Kunlun's share incentive plan. For details of Kunlun's share incentive plan, see Note 4 to our consolidated financial statements included elsewhere in this annual report.

Clawback Policy

In November 2023, the Board adopted a policy, effective from October 2, 2023, for the recovery of erroneously awarded incentive-based compensation (the “Clawback Policy”) providing for the recovery of certain incentive-based compensation from current and former executive officers of the Company in the event the Company is required to restate an accounting restatement (i) due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or (ii) that corrects an error that is not material to previously issued financial statements, but would result in a material misstatement if the error was not corrected in the current period or left uncorrected in the current period. The adoption of the Clawback Policy was in accordance with Rule 5608 of the Nasdaq listing rules and Section 10D and Rule 10D-1 of the Securities Exchange Act Rule of 1934. A copy of the Clawback Policy has been filed herewith as Exhibit 97.1.

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

Terms of Directors and Executive Officers

Each of our directors holds office until his or her successor has been elected and qualified, until his or her resignation or until his or her office is otherwise vacated in accordance with our memorandum and articles of association. All of our executive officers are appointed by and serve at the discretion of our board of directors. Our directors may be appointed or removed from office by an ordinary resolution of shareholders. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found to be or becomes of unsound mind; (iii) resigns by notice in writing to our company; (iv) without special leave of absence from our board of directors, is absent from three consecutive meetings of the board and the board resolves that his office be vacated; (v) is prohibited by law from being a director; or (vi) is removed pursuant to our memorandum and articles of association then in effect. The compensation of our directors is determined by the board of directors. There is no mandatory retirement age for directors.

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with our executive officers. Each of our executive officers is employed for a continuous term, or a specified time period which will be automatically extended, unless either we or the executive officer gives prior notice to terminate such employment. Subject to local labor regulations, we may terminate the employment for cause, at any time and without remuneration, for certain acts of the executive officer, including but not limited to the commitments of any serious or persistent breach or non-observance of the terms and conditions of the employment, conviction of a criminal offense other than one which in the opinion of the board does not affect the executive’s position, willful, disobedience of a lawful and reasonable order, misconduct being inconsistent with the due and faithful discharge of the executive officer’s material duties, fraud or dishonesty, or habitual neglect of his or her duties. An executive officer may terminate his or her employment at any time with a three- to six-month prior written notice.

Each executive officer has agreed to hold, both during and after the employment agreement expires or is earlier terminated, in strict confidence and not to use or disclose to any person, corporation or other entity without written consent, any confidential information or trade secrets. In addition, all executive officers have agreed to be bound by non-competition and non-solicitation restrictions set forth in their agreements. Subject to local labor regulations, each executive officer has agreed not to, for a certain period following termination of his or her employment or expiration of the employment agreement: (i) carry on or be engaged, concerned or interested directly or indirectly whether as shareholder, director, employee, partner, agent or otherwise carry on any business in direct competition with us, or (ii) employ, solicit or entice away or attempt to employ, solicit or entice away any of our officers, managers, consultants or employees.

We have entered into indemnification agreements with our directors and executive officers, pursuant to which we will agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or executive officer.

D.	Employees

We had 606 and 592 full-time employees as of December 31, 2022 and 2023, respectively, mainly located in Norway, Poland, China, Sweden and the United Kingdom. As of December 31, 2023, 72% of our full-time employees served research and development roles. The following table sets forth the number of employees in each functional area as of the date indicated.

	As of December 31, 2023
Area	R&D	Other	Total
Browser and News	285	44	329
Gaming	73	7	80
AdTech	33	9	42
Sales & Commercial	12	20	32
Hosting & Infrastructure	12	-	12
Group functions	14	83	97
Total	429	163	592

Additionally, as of December 31, 2023, we had engaged 60 contractors, and we had engaged 65 temporary employees to fill open positions for general and administrative, R&D, marketing and sales areas.

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

The calculations in the table below are based on 176,907,896 ordinary shares issued and outstanding as of the date of this annual report, equivalent to 88,453,948 ADSs in Opera Limited.

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

Directors and Executive Officers: (1)	Ordinary Shares Beneficially Owned	Percentage of Total Voting Power held (%†)
James Yahui Zhou (2)	128,020,286	72.4%
Lin Song	*	*
Xiaoling Qian	-	-
Tian Jin	-	-
Lori Wheeler Næss	*	*
Trond Riiber Knudsen	*	*
James Liu	-	-
Frode Jacobsen	*	*

Principal Shareholders:
Kunlun Tech Limited (3)	128,020,286	72.4%

*	Less than 1% of our total outstanding shares.

†

For each person and group included in this column, percentage ownership is calculated by dividing the number of ordinary shares beneficially owned by such person or group, including shares that such person or group has the right to acquire within 60 days after the date of this annual report, by the sum of (i) 176,907,896, which is the total number of ordinary shares outstanding as of the date of this annual report, and (ii) the number of ordinary shares that such person or group has the right to acquire beneficial ownership within 60 days after the date of this annual report. The ordinary shares outstanding as of the date of this annual report excludes shares on deposit with our depositary bank but for which the corresponding ADSs are held by Opera as a result of, for example, Opera’s share repurchase programs. See "Item 16E Purchases of Equity Securities by the Issuer and Affiliated Purchasers” for further information.

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

(3)

Represents 125,666,666 ordinary shares and 1,176,810 ADSs held by Kunlun Tech Limited, a limited liability company incorporated in Hong Kong. As of the date of this annual report, Mr. Zhou directly holds 11.92% of the equity interest and indirectly holds 15.62% of the equity interest of Kunlun through Xinyu Yingrui Century Software R&D Center L.P., a limited partnership established in the People’s Republic of China, or Xinyu Yingrui, which is co-owned by Mr. Zhou and his ex-wife. Mr. Zhou, holds 54.8% of the equity interest of Xinyu Yingrui and, as the general partner, has sole decision making authority in terms of how the partnership exercises its ownership rights in Kunlun Tech Co., Ltd. The registered address of Kunlun Tech Limited is FLAT/RM 3561, 35/F, Central Plaza, 18 Harbour Road, Wanchai, HK. The business address of Kunlun Group Limited is RM 3508, 35/F., Central Plaza, 18 Harbour Road, Wanchai, Hong Kong. The business address of Kunlun is 46 Xizongbu Hutong, Mingyang International Center, Block B, Dongcheng District, Beijing 100005, People’s Republic of China.

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

On January 12, 2023, we entered into a share transfer agreement with Kunlun Tech Limited, a subsidiary of Kunlun, and Keeneyes Future Holding Inc., each a shareholder in our company, for the sale of marketable securities, which we held as part of our investment program, as discussed in Note 16 to the consolidated financial statements included elsewhere in this annual report. The investment program was subsequently terminated. The share transfer agreement granted us the right and obligation to sell a variable number of marketable securities on January 31, 2023, to be determined by us but subject to an upper limit, for a fixed price per security sold determined as the daily average closing price over the 15 trading days preceding the agreement. As such, Kunlun Tech Limited and Keeneyes Future Holding Inc. were exposed to both upside and downside market price risk as of the date of the agreement. The transaction closed with a sufficient number of securities sold to offset the dividends payable to Kunlun Tech Limited and Keeneyes Future Holding Inc., equal to a total consideration of $59.0 million determined based on the agreed price per security. At the date of closing, the market value of the shares based on their then-quoted price per share was $74.0 million. Consequently, during the month of January 2023, we recognized $15.5 million of fair value gain and a partially offsetting loss on disposal of $15.0 million. The net gain of $0.5 million on the shares sold was recognized as part of the net gain (loss) on the investment portfolio.

On April 21, 2022, we sold our 19.4% ownership interest in Star X to Kunlun for a fixed consideration of $83.5 million in cash. Kunlun is a shareholder in our company, while Star X is a fellow subsidiary of Kunlun. An initial $28.4 million installment was received in 2022. In mid-2023, as we declared the first semi-annual dividend of $0.40 per ADS under the recurring cash dividend program adopted at the same time, the dividend payable on the ordinary shares held by Kunlun, totaling $25.1 million, was offset against our Star X receivable. Future dividend payments on Kunlun’s ordinary shares in our company will also be offset until the Star X receivable is fully settled. See Notes 12 and 16 to our consolidated financial statements included elsewhere in this annual report for additional information about the receivable and dividend program, respectively.

In 2022 and 2023, Kunlun granted equity awards involving equity instruments of Kunlun to certain of our employees as compensation for services these employees provide to us. We do not have any obligation to settle the share-based payment transactions.

We acquired services from Kunlun, including a lease of office property in Beijing, China, and engineering services. Certain costs that we incur due to being a subsidiary of Kunlun are reimbursed by Kunlun. Similarly, we incurred certain costs related to personnel who were engaged by Star X, which were reimbursed by Star X to us.

We entered into a strategic cooperation agreement with nHorizon Infinite, under which nHorizon Infinite sources advertising inventory from supply-side platforms and publishers for us to sell to our customers. nHorizon Infinite is entitled to 30% of the net revenue we generate from the sale of the inventory. At the time the agreement was entered into, nHorizon Infinite was our joint venture, but subsequently the arrangement establishing joint control was terminated.

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

Dividend Policy

On June 13, 2023, our Board of Directors adopted a recurring semi-annual cash dividend program. Our first and second semi-annual dividends under the program, each being $0.40 per ADS, for holders of Opera’s ordinary shares as well as ADSs, each representing two ordinary shares, have been paid to shareholders of record as of June 30, 2023 and January 3, 2024, in July 2023 and January 2024, respectively. We intend to pay regular semi-annual dividends, with each payment subject to the approval of our Board of Directors and to certain requirements of Cayman Islands law. The form, frequency and amount of future dividends will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that our Board of Directors may deem relevant.

Our Board of Directors has discretion as to whether to continue, reduce or even cease distributing dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. When we pay any dividends on our ordinary shares, we will pay those dividends which are payable in respect of the ordinary shares underlying the ADSs to the depositary, as the registered holder of such ordinary shares, and the depositary then will pay such amounts to the ADS holders who will receive payment to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Cash dividends on our ordinary shares, if any, will be paid in U.S. Dollars.

We are a holding company incorporated in the Cayman Islands. For our cash requirements, including any payment of dividends to our shareholders, we rely upon payments from our operating entities such as Opera Norway AS. Regulations in Norway where we utilize dividend payments may restrict the ability of our subsidiaries to pay dividends to us.

See “Risk Factors—Risks Related to Our ADSs—Your ability to achieve a return on your investment will depend on the combination of future dividend payments and the price appreciation of the ADSs.”

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

United States Federal Income Tax Considerations

The following discussion describes the material United States federal income tax consequences to a United States Holder (as defined below), under current law, of an investment in our ADSs or ordinary shares. This discussion is based on the federal income tax laws of the United States as of the date of this annual report, including the United States Internal Revenue Code of 1986, as amended, or the Code, existing and proposed Treasury regulations promulgated thereunder, judicial authority, published administrative positions of the IRS, and other applicable authorities, all as of the date of this annual report. All of the foregoing authorities are subject to change, which change could apply retroactively and could significantly affect the tax consequences described below. We have not sought any ruling from the IRS with respect to the statements made and the conclusions reached in the following discussion and there can be no assurance that the IRS or a court will agree with our statements and conclusions.

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

Any non-United States withholding taxes imposed on dividends paid to you with respect to our ADSs or ordinary shares may be treated as foreign taxes eligible for deduction or credit against your United States federal income tax liability, subject to the various limitations and disallowance rules that apply to foreign tax credits generally (including that the election to deduct or credit foreign taxes applies to all of your other applicable foreign taxes for a particular tax year). For purposes of calculating the foreign tax credit limitation, dividends paid to you with respect to our ADSs or ordinary shares will be treated as income from sources outside the United States and generally will constitute passive category income, or in certain cases, general category income. Regulations impose additional requirements that must be met for a foreign tax to be creditable (including requirements that a “covered withholding tax” be imposed on nonresidents in lieu of a generally applicable tax that satisfies the regulatory definition of a “net income tax”, which may be unclear or difficult to determine). However, a recent IRS notice provides temporary relief from certain of these requirements if the notice is applied consistently to all foreign taxes paid during the relevant taxable year until the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). The rules relating to the determination of the foreign tax credit are complex, and you should consult your tax advisors regarding the availability of a foreign tax credit in your particular circumstances.

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

Passive Foreign Investment Company

Based on the market price of our ADSs, the value of our assets and the nature and composition of our income and assets, we do not believe that we were a PFIC for United States federal income tax purposes for our taxable year ended December 31, 2023, although there can be no assurances in this regard. The determination of PFIC status is based on an annual determination that cannot be made until the close of a taxable year, involves extensive factual investigation, including ascertaining the fair market value of all of our assets on a quarterly basis and the character of each item of income that we earn, and is subject to uncertainty in several respects. Moreover, we cannot assure you that the IRS will agree with any position that we take. Accordingly, there can be no assurance that we will not be treated as a PFIC for any taxable year or that the IRS will not take a contrary position to any determination we make.

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

Changes in the nature or composition of our income or assets, including as a result of our investment in new businesses, products, services and technologies, may cause us to be or become a PFIC. The determination of whether we will be a PFIC for any taxable year may depend in part upon the value of our goodwill and other unrecorded intangibles not reflected on our balance sheet (which may depend upon the market value of our ADSs or ordinary shares from time to time, which may be volatile) and also may be affected by how, and how quickly, we spend our liquid assets and the cash we generate from our operations and raise in any offering. In estimating the value of our goodwill and other unrecorded intangibles, we have taken into account our market capitalization. Among other matters, if our market capitalization declines, we may be or become a PFIC for the current or future taxable years because our liquid assets and cash (which are for this purpose considered assets that produce passive income) may then represent a greater percentage of the value of our overall assets. Further, while we believe our classification methodology and valuation approach are reasonable, it is possible that the IRS may challenge our classification or valuation of our goodwill and other unrecorded intangibles, which may result in our being or becoming a PFIC for our taxable year ended December 31, 2023, the current taxable year or one or more future taxable years.

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

Information with Respect to Foreign Financial Assets

United States Holders who are individuals (and certain entities closely held by individuals) generally will be required to report our name, address and such information relating to an interest in our ADSs or ordinary shares as is necessary to identify the class or issue of which our ADSs or ordinary shares are a part. These requirements are subject to exceptions, including an exception for ADSs or ordinary shares held in accounts maintained by certain financial institutions and an exception applicable if the aggregate value of all “specified foreign financial assets” (as defined in the Code) does not exceed $50,000 (and in some circumstances, a higher threshold).

United States Holders should consult their tax advisors regarding the application of these information reporting rules.

F.           Dividends and Paying Agents

Not applicable.

G.           Statement by Experts

Not applicable.

H.           Documents on Display

We previously filed with the SEC a registration statement on Form F-1 (File No. 333-226017), as amended, including the prospectus contained therein to register our ordinary shares in relation to our initial public offering. We later filed with the SEC a registration on Form F-3 (File No. 333-233691), as amended, including the prospectus contained therein to register our ordinary shares in relation to our follow-on offering and a registration on Form F-3 (File No. 333-273242), as amended, including the prospectus contained therein to register our ordinary shares in relation to follow-on offerings of us or the selling securityholders. We also filed with the SEC a related registration statement on Form F-6 (File No. 333-226171) to register the ADSs and a registration statement on Form S-8 (File No. 333-229285) to register our securities to be issued under our Amended and Restated Share Incentive Plan.

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

We will furnish The Bank of New York Mellon, the depositary of our ADSs, with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in accordance with IFRS Accounting Standards, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

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
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property Cancelation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$0.05 (or less) per ADS	Any cash distribution to ADS holders
A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders
$0.05 (or less) per ADS per calendar year	Depositary services
Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares
Expenses of the depositary	Cable and facsimile transmissions (when expressly provided in the deposit agreement) Converting foreign currency to U.S. Dollars
Taxes and other governmental charges the depositary or the custodian have to pay on any ADSs or shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	As necessary
Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

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

Payments by Depositary

In 2023, we did not receive payments from The Bank of New York Mellon, the depositary bank for our ADS program.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

See “Item 10. Additional Information” for a description of the rights of shareholders, which remain unchanged.

Item 15. Controls and Procedures

A. Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this annual report, as required by Rule 13a-15(b) under the Exchange Act. Based upon that evaluation, our management has concluded that due to material weakness (as defined in Rule 12b-2 of the Exchange Act) in internal control over financial reporting as further described below, as of December 31, 2023, our disclosure controls and procedures were ultimately not effective.

Our management has performed additional analysis and procedures in preparing our consolidated financial statements. We have concluded that our consolidated financial statements, in all material respects, fairly present our financial condition, results of operations and cash flows at and for the periods presented. Further, a remediation plan is being undertaken to address the deficiencies.

B. Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) under the Exchange Act, for our company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with IFRS Accounting Standards. The company’s internal control over financial reporting includes policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of assets, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with IFRS Accounting Standards and that receipts and expenditures are being made only in accordance with authorizations of the management and directors, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the consolidated financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements.

As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the U.S. Securities and Exchange Commission, our management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2023, based on the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our management has concluded that our internal control over financial reporting as of December 31, 2023, was not effective due to the presence of control deficiencies set out below in the section “Material Weakness in Internal Control over Financial Reporting” which in accordance with the rules and regulations of the U.S. Securities and Exchange Commission constituted material weakness in our internal control over financial reporting. Rule 12b-2 of the Exchange Act defines a material weakness as a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.

Material Weakness in Internal Control over Financial Reporting

We had insufficient competence and capacity to maintain effective internal control across all activities related to financial reporting in accordance with the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Our risk assessment procedures to identify risks of material misstatements, including risks of fraud, were not performed in a timely manner, resulting in the insufficient design, implementation and operation of business and IT general controls to effectively address such risks. Due to ineffective IT general controls, automated controls and controls dependent on these as well as completeness and accuracy of information derived from relevant IT systems were rendered ineffective. Each such area of deficiencies constituted a material weakness in our internal control over financial reporting under the definition of the Exchange Act.

Attestation Report of the Registered Public Accounting Firm

Our independent registered public accounting firm, KPMG AS, which audited the consolidated financial statements included in this annual report, has expressed an adverse opinion on the Company’s internal control over financial reporting.

C. Attestation Report of the Registered Public Accounting Firm

To the Shareholders and Board of Directors of Opera Limited:

Opinion on Internal Control Over Financial Reporting

We have audited Opera Limited and subsidiaries’ (the Company) internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, because of the effect of the material weaknesses, described below, on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2023 and 2022, the related consolidated statements of operations, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2023 and the related notes  (collectively, the consolidated financial statements), and our report dated April 24, 2024  expressed an unqualified opinion on those consolidated financial statements.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. Material weaknesses related to insufficient competence and capacity to maintain effective internal control over financial reporting; risk assessment procedures to identify risks of material misstatements, including risk of fraud, not being performed in a timely manner, resulting in the insufficient design, implementation and operation of business and general IT controls; and automated controls and controls dependent upon the completeness and accuracy of information derived from IT systems being rendered ineffective because they are affected by the lack of IT general controls, have been identified and included in management’s assessment. The material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2023 consolidated financial statements, and this report does not affect our report on those consolidated financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG AS

Oslo, Norway

April 24, 2024

D. Changes in Internal Control Over Financial Reporting

Management has evaluated, with the participation of our chief executive officer and chief financial officer, whether any changes in our internal control over financial reporting that occurred during our last fiscal year have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Management has concluded that while we are making progress on remediating our instances of material weakness, we cannot at this stage conclude that our internal control over financial reporting has sufficiently improved during the period covered by this annual report on Form 20-F.

Remediation Plan

While there have been improvements throughout the year, there continued to be insufficient competence and capacity to perform all activities required in a timely manner. Our management is strengthening our remediation efforts to address the deficiencies described above, and will continue to do so through the following actions:

●	In recognition of the criticality of maintaining and enhancing the overall internal control environment, we will prioritize continued training of personnel involved in the performance of internal controls, and look for opportunities to further strengthen our team, to ensure continuous improvement and effective operation. In 2023, we strengthened our team through strategic hiring to increase capacity and address gaps in competence. We will continue to engage external support as necessary.

●	We will undertake measures to ensure that risks of material misstatements are appropriately identified and addressed by controls and enhance the quality of the existing control frameworks.

●

We will continue efforts to standardize, clarify and automate control procedures for enhanced effectiveness. This initiative will prioritize the integration of control procedures into routine and ongoing processes while ensuring proper documentation and timely execution.

●

We will address IT dependencies for business process controls by enhancing the quality of the IT general controls over systems involved in processing key financial information and tools supporting effective operation of internal controls.

●	We will continue to report on our progress and discuss our remediation efforts with our officers and the audit committee. To our knowledge, our deficiencies do not indicate ineffectiveness in the supervision of internal controls by our audit committee or management in accordance with PRC rules and regulations as applicable to our parent company, which is a Chinese public company listed on the Shenzhen Stock Exchange.

These remediation measures require significant effort, and are time-consuming, costly, and affecting our operational resources. Once completed, management believes the remediation plan will effectively resolve the deficiencies. As the remediation plan is implemented, management may take additional measures or modify the plan described above.

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

Item 16B. Code of Ethics

We have adopted a code of business conduct and ethics that applies to all of our directors, officers and employees, including our chief executive officer and chief financial officer. We have filed our code of business conduct and ethics as Exhibit 99.1 to our registration statement on Form F-1 (file No. 333-226017) initially filed with the SEC on June 29, 2018. On August 18, 2023, our board of directors adopted an amended and restated code of business conduct and ethics, which is filed herewith this annual report. Our code of business conduct and ethics is also available on our website at https://investor.opera.com. We hereby undertake to provide to any person without charge, a copy of our code of business conduct and ethics within ten working days after we receive such person’s written request.

Item 16C. Principal Accountant Fees and Services

KPMG AS, Oslo, Norway (PCAOB ID 1363), is our independent registered public accounting firm. The following table sets forth the estimated aggregate fees for professional services and other services rendered by KPMG AS for the years ended December 31, 2022 and 2023 (in thousands):

	For the Year Ended December 31,
	2022	2023
Audit fees	$1,832	$3,094
Audit-related fees	$-	$-
Tax fees	$23	$11
All other fees	$-	$-

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

On January 20, 2022, we announced that our board of directors had approved a new share repurchase program, or the 2022 Share Repurchase Program, which authorized us to execute the repurchase of up to $50 million of ADSs by March 31, 2024, in any form that management may deem appropriate. On November 1, 2023, the 2022 Share Repurchase Program was completed following the repurchase of an aggregate of 6,119,841 ADSs at a total cost of $50 million.

The following table provides information about the ADSs we repurchased during the year ended December 31, 2023 (in thousands, except for total number of ADSs and average price paid per ADS amounts):

Period	(a) Total Number of ADSs (1) Purchased	(b) Average Price Paid per ADS (1)	(c) Total Number of ADSs(1) Purchased as Part of Publicly Announced Plans or Programs (2)	(d) Maximum Number (or Approximate Dollar Value) of ADSs that May Yet Be Purchased Under the Plans or Programs (2)
January 1, 2023 to January 31, 2023	211,721	$6.62	211,721	$31,294
February 1, 2023 to February 28, 2023	158,441	$6.71	158,441	$30,231
March 1, 2023 to July 31, 2023	-	$-	-	$30,231
August 1, 2023 to August 31, 2023	356,988	$14.16	356,988	$25,176
September 1, 2023 to September 30, 2023	884,242	$13.77	884,242	$13,001
October 1, 2023 to October 31, 2023	1,152,684	$11.27	1,152,684	$15
November 1, 2023 to November 30, 2023	1,270	$11.32	1,270	$-
Total	2,765,346	$11.83	2,765,346	$-

(1)	Each ADS represents two ordinary shares.

(2)	All purchases were under the 2022 Share Repurchase Program.

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

Item 16I. Disclosure Regarding Foreign Jurisdictions That Prevent Inspections

Not applicable.

Item 16J. Insider Trading Policies

Pursuant to applicable SEC transition guidance, the disclosure required by Item 16J will be applicable to the Company from the fiscal year ending December 31, 2024.

Item 16K. Cybersecurity

Cyber-attacks are prevalent in the internet and technology sector in which we operate. Supervised by the audit committee, our experienced management team is responsible for identifying, assessing and mitigating cybersecurity risks. Our overall approach aims to address cybersecurity risks collaboratively and through a cross-function approach as part of our broader risk management process, with a particular focus on safeguarding the confidentiality of end-user information with which we have been entrusted. This involves identifying, preventing, and mitigating cybersecurity threats, as well as promptly and effectively responding to any cybersecurity incidents that may arise.

We employ a variety of strategies and measures to identify, assess and mitigate cybersecurity risks. Cybersecurity is the shared responsibility of our Security team, Global IT and various product teams. Our Security team promulgates security and data protection standards in the form of our Security Policy and related documents. Global IT maintains our network infrastructure, manages our collocation providers and supervises use of third-party information systems in accordance with our security standards. Our product teams design and operate software applications in accordance with our standards, each maintaining a “security champion” as point of contact for security related topics. For example:

a. Development Practices: Our Security team promulgates a Product Security Standard under our Security Policy. Product teams are expected to adhere to the standard by conducting the required threat modeling, security reviews by security champions, as well as automated scanning and product monitoring. The standard also provides instructions on secure development best practices and the implementation of security requirements in our software applications.

b. Information Security: Our Security team promulgates an Information Security Standard under our Security Policy. Global IT is expected to implement the standard’s requirements relating to network access controls, password and authentication, and endpoint security. The standard also generally requires that the third-party collocation centers we use have a valid ISO 27001 certificate and that our servers are placed in special access zones.

c. Security Audits: The Security team’s security engineers conduct periodic audits of significant new and changed infrastructure elements, as well as risk assessments of new third-party service providers. We have a security-risk exception process where minor risks can be accepted by security team members and bigger risks require a business owner's approval. Security exceptions are regularly monitored and reviewed quarterly by the Security team. We have not engaged assessors, consultants, auditors, or other third parties in connection with any such processes.

d. Penetration Testing: Our Security team conducts penetration testing of systems and leverages external resources, including retaining a security consultant and maintaining an active bug bounty program which encourages white hat hackers to identify and report to us security vulnerabilities in our systems.

e. Security Awareness Training: Our Security team periodically provides security awareness training to our employees, educating them about common cybersecurity risks, phishing attacks, social engineering tactics, and safe online practices.

Despite the measures we have taken to protect our systems, our systems have in some cases been breached in the past and we cannot guarantee that, despite our best efforts, they will not be breached again in the future.

Board Oversight

Pursuant to its charter, our audit committee has been delegated responsibility for discussing risk assessment and risk management with our management, as well as the actions management has taken to limit, monitor or control risk exposures, including with respect to cybersecurity threats. Management presents risk management issues to the audit committee on a quarterly basis. The audit committee is responsible for ensuring that our management has processes in place designed to identify and evaluate cybersecurity risks to which the company is exposed and implement processes and programs to manage cybersecurity risks and mitigate cybersecurity incidents. Our board of directors also includes additional directors with extensive experience in the internet and technology sector. See Item 6. Directors, Senior Management and Employees. For example, Director James Liu sits on our audit committee and has over 20 years of experience in internet and technologies companies and holds a bachelor’s degree in computer science from Shanghai Jiao Tong University. The work of the audit committee is reported to our board on a quarterly basis.

Management’s Role

Management is responsible for identifying, considering and assessing material cybersecurity risks on an ongoing basis, establishing processes to ensure that such potential cybersecurity risk exposures are monitored, and putting in place appropriate mitigation measures. The Opera Risk Management Standard describes our approach to identifying, assessing, and mitigating risks in general, including cybersecurity risks in particular. Our management works collaboratively to implement risk management standards and reports prompt and timely information to our audit committee regarding any cybersecurity incident that meets established reporting thresholds, as well as ongoing updates regarding any such incident when appropriate.

Our VP of Group IT, Mr. Krystian Zubel, is appointed as the risk owner for cybersecurity attacks in our risk register, which register is periodically presented to the audit committee. Mr. Zubel manages our Global IT and Security teams and has 20 years of industry experience, as well as a master’s degree in computer science specializing in computer networks and systems from Wroclaw University of Science and Technology. Mr. Zubel has been managing Opera IT projects related to critical infrastructure at Opera for over a decade and reports directly to our Co-CEO, Mr. Lin Song, who sits on our board of directors, has a bachelor’s degree in information systems from the University of International Business and Economics, and has worked for our group for over 20 years serving in various technical and leadership roles. Mr. Zubel works closely with other members of our management team on cybersecurity issues, including in particular our EVP of Browsers, Mr. Krystian Kolondra. Mr. Kolondra has worked at Opera for over 17 years and has a master's degree in computer sciences from the University of Wrocław.

Material Incidents

Cybersecurity incidents, as well as data breaches, are reported in our internal ticketing system and handled in accordance with our Incident Management Procedure. In accordance with the procedure, incidents must be promptly classified and mitigated by the incident owner based on severity. Relevant product and IT teams, together with the Security team, conduct a post-mortem analysis of all incidents to document mitigation, lessons learned, and future actions to prevent a recurrence. Incidents categorized as critical (including any personal data breach or incidents with potentially material effects) are reported within 12 hours of classification to our Co-CEO, General Counsel and CFO for materiality assessment and, where appropriate, reporting to our audit committee.

Over the past financial year, cybersecurity threats or incidents have not materially affected or are not reasonably likely to affect us, including our business strategy, results of operations or financial condition, but we cannot provide assurance that we will not be materially affected by any such risks, threats or incidents in the future.

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
2.2

Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 from our registration statement on Form F-1 (File No. 333-226017) filed publicly with the SEC on June 29, 2018)

2.3

Form of Deposit Agreement among the registrant, the depositary and owners and holders of the ADSs (incorporated by reference to Exhibit 4.3 from our registration statement on Amendment No. 2 to Form F-1 (File No. 333-226017) filed publicly with the SEC on July 23, 2018)

2.4

Description of the Rights of Securities Registered under Section 12 of the Securities Act (incorporated herein by reference to Exhibit 2.4 to the Company’s annual report on Form 20-F (File No. 001-38588) filed publicly with the SEC on June 11, 2021, and as amended on June 28, 2021)

4.1

Amended and Restated Share Incentive Plan, dated as of January 10, 2019, as currently in effect (incorporated by reference to Exhibit 10.1 from our registration statement on Form S-8 (File No. 333-229285) filed publicly with the SEC on January 10, 2019)

4.2

Form of Indemnification Agreement between the Registrant and each of the directors and executive officers of the Registrant (incorporated by reference to Exhibit 10.2 from our registration statement on Form F-1 (File No. 333-226017) filed publicly with the SEC on June 29, 2018)

4.3

Form of Employment Agreement between the Registrant and each executive officer of the Registrant (incorporated by reference to Exhibit 10.3 from our registration statement on Amendment No. 1 to Form F-1 (File No. 333-226017) filed publicly with the SEC on July 13, 2018)

4.4

Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.11 from our registration statement on Amendment No. 1 to Form F1 (File No. 333-226017) filed publicly with the SEC on July 13, 2018)

4.5

Amendment and Restatement Agreement to the Google Distribution Agreement, dated as of December 15, 2021, by and between Opera Norway AS (formerly known as Opera Software AS) and Google Ireland Limited (certain provisions of this exhibit have been omitted pursuant to Instruction No. 4 to Exhibits in Form 20-F) (incorporated herein by reference to Exhibit 4.4 to the Company’s annual report on Form 20-F (File No. 001-38588) filed publicly with the SEC on April 26, 2022 and as amended on June 28, 2022)

4.6

Marketing and Advertising Services Agreement between Opera Norway AS and Mobimagic Digital Technology Limited, effective April 1, 2020 (incorporated herein by reference to Exhibit 4.16 to the Company’s annual report on Form 20-F (File No. 001-38588) for the year ended December 31, 2020, filed with the SEC on June 11, 2021, and as amended on June 28, 2021)

4.7

Addendum No. 1 to the Marketing and Advertising Services Agreement between Opera Norway AS and Mobimagic Digital Technology Limited, effective October 1, 2020, by and among Opera Norway AS, Ying Liang Limited, and Mobimagic Digital Technology Limited (incorporated herein by reference to Exhibit 4.17 to the Company’s annual report on Form 20-F (File No. 001-38588) for the year ended December 31, 2020, filed with the SEC on June 11, 2021, and as amended on June 28, 2021)

4.8

Share Transfer Agreement, dated as of April 20, 2022, by and between Opera Limited and Kunlun Tech Limited, regarding the sale of certain shares of Star Group Interactive Inc. (incorporated herein by reference to Exhibit 4.8 to the Company’s annual report on Form 20-F (File No. 001-38588) for the year ended December 31, 2022, filed with the SEC on April 20, 2023)

8.1*	Significant Subsidiaries and Consolidated Affiliated Entities of the Registrant
11.1*	Code of Business Conduct and Ethics of the Registrant
12.1*	Certification by the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of KPMG AS, Independent Registered Public Accounting Firm
97.1*	Clawback Policy
101	Interactive Data Files (formatted in Inline XBRL (Extensible Business Reporting Language)). Submitted electronically with the annual report on Form 20-F
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed with this annual report on Form 20-F.

**	Furnished with this annual report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Opera Limited

By:	/s/ James Yahui Zhou
Name:	James Yahui Zhou
Title:	Chairman and Chief Executive Officer

Date: April 24, 2024

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Opera Limited:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Opera Limited and subsidiaries (the Company) as of December 31, 2023 and 2022, the related consolidated statements of operations, comprehensive income, changes in equity, and cash flows for each of the years in the three‑year period ended December 31, 2023, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the three‑year period ended December 31, 2023, in conformity with the International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 24, 2024 expressed an adverse opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated  financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Impairment assessment of goodwill and trademark intangible assets

As discussed in Notes 1 and 10 to the consolidated financial statements, the Company’s goodwill and trademark intangible asset balances were $429.9 million and $70.6 million respectively at December 31, 2023. These assets are not subject to amortization and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. These tests are performed at the level of the cash generating unit or group of units (CGU). The impairment test is based on an estimate of value in use for the CGU, using a discounted cash flow model that requires management to estimate the present value of future cash flows, discounted using a suitable discount rate.

We identified the evaluation of the impairment assessment for goodwill and trademark intangible assets as a critical audit matter. Significant auditor judgment was required to evaluate certain assumptions used in the discounted cash flow model, specifically projected growth rate of cash inflows, the discount rate, and the long-term growth rate in the terminal value. The audit effort associated with the valuation also required specialized skills and knowledge.

The following are the primary procedures we performed to address this critical audit matter. We performed sensitivity analyses over the assumptions used to calculate the value in use in order to determine the impact of changes in those assumptions on the value in use. We compared the Company’s historical forecasts to actual results to assess the Company’s ability to forecast cash inflows. We also evaluated the reasonableness of the Company’s projected cash inflows by comparing them to the Company’s underlying business strategies, historic trends, and publicly available industry and analyst reports.

Our valuation professionals with specialized skills and knowledge assisted the audit team in performing the following:

●	developing an independent range for the long-term growth rate by reviewing publicly available data and comparable companies within the same industry and comparing it to the Company’s assumption

●	developing an independent range for the discount rate using publicly available market data and comparing it to the Company’s assumption

●	comparing the historical and forecasted cash inflow growth of comparable companies within the same industry to the historical and forecasted financial information of the CGU.

Valuation of the investment in OPay

As discussed in Notes 1 and 11 to the consolidated financial statements, the Company’s investment in OPay Limited (OPay) shares was valued at $253.3 million at December 31, 2023. The company holds both ordinary and preferred shares in OPay, and the value of such shares is estimated using a probability-weighted expected return model (PWERM). In this model, the future equity value of OPay is estimated under various outcomes for the company, along with the timing and probability of the respective outcomes. The probability-weighted future investment returns are discounted using an estimated cost of equity (discount rate). In addition, Opera's Series C preferred shares in OPay are subject to an earnout provision based on the cumulative financial performance (in 2023 and 2024) of a business acquired by OPay in 2023, and an adjustment is made for the estimated number of shares that management expects to return based on probability weighted scenarios of the future financial performance of this acquired business. Because OPay is a private company, a discount for lack of marketability (DLOM) is applied. Finally, the probability-weighted present value of expected future investment returns in the PWERM are reconciled to an estimate of the overall equity value of OPay based on a discounted cash flow analysis (DCF) and a financing transaction that took place in late 2023.

We identified the valuation of the investment in OPay as a critical audit matter. Significant auditor judgment was required to evaluate certain assumptions used in the PWERM valuation, including the future equity value, timing, and probability of each of the future outcomes, the DLOM, achievement of a financial target based on cumulative financial performance for 2023 and 2024 of the business acquired by OPay (earnout provision), and the discount rate applied in the model. In addition, significant auditor judgment was required to evaluate certain assumptions used in the discounted cash flow model, specifically projected revenue growth rate, the discount rate and the long-term growth rate in the terminal value. The audit effort associated with the valuation also required specialized skill and knowledge.

The following are the primary procedures we performed to address this critical audit matter. We performed sensitivity analyses over the assumptions used to determine the fair value of the investment in order to determine the impact of changes in those assumptions on the fair value. We evaluated the reasonableness of the future equity value, timing, and probability of each of the future outcomes via comparison with OPay’s objectives and strategies, shareholder agreements, and relevant industry, regulatory, and economic factors. In addition, we evaluated the results of the PWERM valuation by comparing the result to values derived from both a DCF model and the financing transaction in late 2023. We evaluated the reasonableness of the Company’s projected revenue growth rate in the DCF model by comparing it to publicly available industry reports and market data. We compared the Company’s historical revenue forecasts to actual results to assess the Company’s ability to accurately forecast. Further, we evaluated the reasonableness of the Company’s adjustment in the number of shares by assessing the projected cumulative financial performance based on 2024 projected financial performance of the acquired business in the DCF model.

We involved valuation professionals with specialized skills and knowledge, who assisted in:

●	evaluating the reasonableness of the DLOM by comparing the Company’s assumption to restricted stock studies and Pre-IPO studies

●	developing an independent range for the discount rates using publicly available market data and comparing it to the Company’s assumptions used in the PWERM and DCF models

●	developing an independent range for the long-term growth rates based on Valuation Services Technical Committee (“VSTC”) guidelines and an H-model and comparing to the Company’s assumption.

/s/ KPMG AS

We have served as the Company’s and its predecessor's auditor since 2000.

Oslo, Norway

April 24, 2024

Consolidated Statement of Operations

(In thousands, except per share amounts)

		Year ended December 31,
	Notes	2021	2022	2023
Revenue	3	$250,991	$331,037	$396,827
Other operating income		466	469	666
Operating expenses:
Technology and platform fees		(4,472)	(4,104)	(3,145)
Content cost		(3,712)	(3,834)	(4,297)
Cost of inventory sold		(5,507)	(46,650)	(85,808)
Personnel expenses, including share-based remuneration	4	(74,450)	(74,588)	(82,750)
Marketing and distribution expenses		(120,944)	(114,988)	(109,947)
Credit loss expense	12	(557)	(1,387)	(3,967)
Depreciation and amortization	9, 10	(19,600)	(13,939)	(13,165)
Impairment of non-financial assets	10	(5,624)	(3,194)	(681)
Other operating expenses	5	(22,802)	(27,015)	(30,842)
Total operating expenses		(257,668)	(289,699)	(334,603)
Operating profit (loss)		(6,211)	41,808	62,890
Share of net loss of equity-accounted investees	11	(29,376)	(6)	-
Impairment of equity-accounted investee	11	(115,477)	-	-
Fair value gain on investments	11	116,561	1,500	89,838
Net finance income (expense):
Finance income	6	123	21,454	8,876
Finance expense	6	(6,912)	(39,729)	(644)
Foreign exchange gain (loss)	6	(1,814)	(1,157)	(963)
Net finance income (expense)		(8,603)	(19,432)	7,269
Income (loss) before income taxes		(43,106)	23,870	159,997
Income tax expense	7	(43)	(8,835)	(6,697)
Income (loss) from continuing operations		(43,149)	15,035	153,301
Loss from discontinued operations		(816)	-	-
Net income (loss) attributable to owners of the parent		$(43,964)	$15,035	$153,301

Earnings per ADS and per ordinary share for income (loss) from continuing operations:
Basic earnings per ADS	8	$(0.37)	$0.14	$1.72
Diluted earnings per ADS	8	$(0.37)	$0.14	$1.69
Basic earnings per ordinary share	8	$(0.19)	$0.07	$0.86
Diluted earnings per ordinary share	8	$(0.19)	$0.07	$0.84
Earnings per ADS and per ordinary share for net income (loss):
Basic earnings per ADS	8	$(0.38)	$0.14	$1.72
Diluted earnings per ADS	8	$(0.38)	$0.14	$1.69
Basic earnings per ordinary share	8	$(0.19)	$0.07	$0.86
Diluted earnings per ordinary share	8	$(0.19)	$0.07	$0.84

The accompanying notes are an integral part of this financial statement.

Consolidated Statement of Comprehensive Income

(In thousands)

		Year ended December 31,
	Notes	2021	2022	2023
Net income (loss)		$(43,964)	$15,035	$153,301
Other comprehensive income (loss):
Items that may be reclassified to the Statement of Operations in subsequent periods (net of tax):
Exchange differences on translation of foreign operations		(1,156)	(3,477)	(742)
Reclassification of exchange differences on loss of control		-	(96)	-
Share of other comprehensive income of equity-accounted investees	11	227	-	-
Reclassification of share of other comprehensive loss of equity-accounted investees	11	-	708	-
Total other comprehensive loss		(928)	(2,865)	(742)
Total comprehensive income (loss) attributable to owners of the parent		$(44,891)	$12,170	$152,559

The accompanying notes are an integral part of this financial statement.

Consolidated Statement of Financial Position

(In thousands)

		As of December 31,
	Notes	2022	2023
Assets:
Property and equipment	9	$14,623	$16,074
Goodwill	10	429,445	429,856
Intangible assets	10	99,983	99,070
Investment in OPay	11	-	253,300
Other non-current investments and financial assets	11, 15	2,643	3,049
Non-current receivables from sale of investments	11, 12	76,305	-
Deferred tax assets	7	1,473	1,133
Total non-current assets		624,473	802,482
Trade receivables	12	57,923	69,382
Current receivables from sale of investments	12	56,347	32,797
Other current receivables	12, 15	17,247	7,760
Prepayments	12	3,932	4,660
Marketable securities	15, 16	66,250	-
Cash and cash equivalents		52,414	93,863
Total cash, cash equivalents, and marketable securities		118,664	93,863
Assets held for sale	11	86,100	-
Total current assets		340,213	208,461
Total assets		$964,686	$1,010,943

Equity:
Share capital	2	$18	$18
Other paid in capital		824,832	717,610
Treasury shares	2, 16	(206,514)	(238,815)
Retained earnings		273,262	445,164
Foreign currency translation reserve		(3,385)	(4,127)
Total equity attributable to owners of the parent		888,213	919,850
Liabilities:
Non-current lease liabilities and other loans	13	4,723	6,776
Deferred tax liabilities	7	7,352	2,813
Other non-current liabilities		68	94
Total non-current liabilities		12,143	9,682
Trade and other payables	14	46,937	52,247
Deferred revenue	3	995	10,272
Current lease liabilities and other loans	13	3,112	3,770
Income tax payable	7	1,133	1,838
Other current liabilities	14	12,152	13,285
Total current liabilities		64,330	81,411
Total liabilities		76,472	91,093
Total equity and liabilities		$964,686	$1,010,943

The accompanying notes are an integral part of this financial statement.

Consolidated Statement of Changes in Equity

(In thousands, except number of shares)

		Number of shares outstanding		Equity attributable to owners of the parent
	Notes	Ordinary shares	ADS equivalent (1)	Share capital	Other paid in capital	Treasury shares	Retained earnings	Foreign currency translation reserve	Total equity
As of January 1, 2021		228,285,684	114,142,842	$24	$824,832	$(59,704)	$283,334	$409	$1,048,895
Net loss		-	-	-	-	-	(43,964)	-	(43,964)
Other comprehensive loss		-	-	-	-	-	-	(928)	(928)
Share-based remuneration	4	-	-	-	-	-	9,785	-	9,785
Issuance of shares upon exercise of RSUs and options	4	2,172,680	1,086,340	-	-	-	-	-	-
Acquisition of treasury shares	16	(166,632)	(83,316)	-	-	(749)	-	-	(749)
As of December 31, 2021		230,291,732	115,145,866	24	824,832	(60,453)	249,155	(520)	1,013,039
Net income		-	-	-	-	-	15,035	-	15,035
Other comprehensive loss		-	-	-	-	-	-	(2,865)	(2,865)
Share-based remuneration	4	-	-	-	-	-	9,073	-	9,073
Issuance of shares upon exercise of RSUs and options	4	1,597,500	798,750	-	-	-	-	-	-
Acquisition of treasury shares	16	(53,458,990)	(26,729,495)	(6)	-	(146,063)	-	-	(146,068)
As of December 31, 2022		178,430,242	89,215,121	18	824,832	(206,514)	273,262	(3,385)	888,213
Net income		-	-	-	-	-	153,301	-	153,301
Other comprehensive loss		-	-	-	-	-	-	(742)	(742)
Share-based remuneration, net of tax	4	-	-	-	-	-	18,600	-	18,600
Issuance of shares upon exercise of RSUs and options	4	2,137,018	1,068,509	-	-	394	-	-	394
Dividends	16	-	-	-	(107,222)	-	-	-	(107,222)
Acquisition of treasury shares	16	(5,530,692)	(2,765,346)	-	-	(32,695)	-	-	(32,695)
As of December 31, 2023		175,036,568	87,518,284	$18	$717,610	$(238,815)	$445,164	$(4,127)	$919,850

(1)	Opera Limited has American depositary shares listed on the Nasdaq Global Select Market, each representing two ordinary shares in the company.

The accompanying notes are an integral part of this financial statement.

Consolidated Statement of Cash Flows

(In thousands)

		Year ended December 31,
	Notes	2021	2022	2023
Cash flows from operating activities:
Income (loss) before income taxes from continuing operations		$(43,106)	$23,870	$159,997
Loss before income taxes from discontinued operations		(1,053)	-	-
Adjustments to reconcile income (loss) before income taxes to net cash flows:
Share-based payment expense	4	9,785	9,073	14,926
Depreciation and amortization	9, 10	19,600	13,939	13,165
Impairment of non-financial assets	10	5,624	3,194	681
Share of net loss of equity-accounted investees	11	29,376	6	-
Impairment of equity-accounted investee	11	115,477	-	-
Fair value gain on investments	11	(116,561)	(1,500)	(89,838)
Net finance expense (income)	6	8,603	18,224	(7,269)
Other adjustments		(1,833)	(452)	(255)
Changes in working capital:
Change in trade and other receivables	12	(7,291)	(19,299)	(17,956)
Change in prepayments	12	(132)	4,253	(500)
Change in trade and other payables	14	12,925	8,559	5,310
Change in deferred revenue	3	747	(97)	9,277
Change in other liabilities	14	(146)	3	1,158
Income taxes paid	7	(5,452)	(3,111)	(5,937)
Net cash flow from operating activities		26,564	56,662	82,761
Cash flows from investing activities:
Purchase of equipment	9	(1,060)	(3,187)	(1,873)
Purchase of intangible assets	10	-	-	(250)
Development expenditure	4, 10	(4,836)	(6,789)	(4,281)
Acquisition of subsidiary, net of cash acquired		(9,008)	-	-
Proceeds from sale of shares in associate	11	50,000	36,879	-
Net sale (purchase) of listed equity instruments	16	(84,835)	16,178	23,414
Interest income received	6	35	1,368	2,989
Net cash flow from (used in) investing activities		(49,703)	44,450	19,999
Cash flows from financing activities:
Acquisition of treasury shares	16	(749)	(146,068)	(32,695)
Proceeds from exercise of share options	4	-	-	394
Dividends paid	16	-	-	(23,105)
Interests on loans and borrowings		(316)	(293)	(369)
Repayment of loans and borrowings		(499)	(378)	(161)
Payment of lease liabilities	13	(5,119)	(3,837)	(3,907)
Net cash flow used in financing activities		(6,683)	(150,578)	(59,843)
Net change in cash and cash equivalents		(29,822)	(49,465)	42,918
Cash and cash equivalents at beginning of period		134,168	102,876	52,414
Effect of exchange rate changes on cash and cash equivalents		(1,472)	(996)	(1,469)
Cash and cash equivalents at end of period		$102,876	$52,414	$93,863

The accompanying notes are an integral part of this financial statement.

Note 1.	Accounting Policies, Judgments, and Estimation Uncertainty

Basis of Preparation

The consolidated financial statements of Opera Limited and its subsidiaries (collectively, Opera or the Group) have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB). The board of directors of Opera Limited (the Company or the Parent) authorized the consolidated financial statements for issue on April 24, 2024.

The consolidated financial statements have been prepared on a historical cost basis, except for investments in ordinary and preferred shares in OPay, and ordinary shares in Fjord Bank, which are measured at estimated fair values. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, Opera considers the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date.

The consolidated financial statements are presented in U.S. dollars and all amounts are rounded off to the nearest thousand except when otherwise indicated. Rounding differences may occur.

Except for the general accounting policies described below, Opera’s material accounting policies are described in each of the individual notes to the consolidated financial statements.

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

The assets and liabilities of entities within the Group with functional currencies other than the U.S. dollar are translated into U.S. dollars using the currency exchange rates at the reporting date. Income and expense items are translated at average currency exchange rates for the respective period. The overall foreign currency impact from translating assets, liabilities, income, and expenses to U.S. dollars is recognized in the Statement of Comprehensive Income as Exchange differences on translation of foreign operations.

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

These consolidated financial statements are based key accounting judgments and estimation uncertainty related to the following items:

●	Determining whether development projects meet the criteria for capitalization (Note 4).
●	Fair value measurement of share-based remuneration (Note 4).
●	Recoverable amount for goodwill and other intangible assets (Note 10).
●	Classification of investment in OPay and measurement of fair value of shares in the company (Note 11).

New Standards, Interpretations, and Amendments

The accounting policies applied in the preparation of these consolidated financial statements are consistent with those applied in the preparation of the consolidated financial statements for the year ended December 31, 2022. Certain amendments to IFRS Accounting Standards apply for the first time in 2023, but these did not have any material impact on the measurement, recognition, or presentation of any items in Opera’s consolidated financial statements. Amendments to IAS 1 require entities to disclose their material rather than significant accounting policies with the aim to help entities provide accounting policy disclosures that are more useful. These amendments have had an impact on Opera’s disclosures of accounting policies.

Except for the amendments to IFRS 10 and IAS 28 for sales or contributions of assets between an investor and its associate or joint venture, Opera has not early adopted standards, interpretations or amendments that have been issued but are not yet effective.

The IASB has issued IFRS 18, a new accounting standard on presentation and disclosure in financial statements, which introduces certain new requirements to improve companies’ reporting of financial performance and give investors a better basis for analyzing and comparing companies. The accounting standard introduces three new defined categories for income and expenses—operating, investing and financing, and requires all companies to provide certain new defined subtotals. IFRS 18 also requires companies to disclose explanations of company-specific measures that are related to the income statement, referred to as management-defined performance measures. Moreover, the accounting standard sets out enhanced guidance on how to organize information and whether to provide it in the primary financial statements or in the notes and requires companies to provide more transparency about operating expenses. IFRS 18 will not impact the recognition or measurement of items in the financial statements. The accounting standard is effective for annual reporting periods beginning on or after January 1, 2027, but companies can apply it earlier. Adoption of IFRS 18 by Opera is expected to result in the introduction of profit before financing and income taxes as a new subtotal for in the statement of operations, and disclosures in a note to the consolidated financial statements for adjusted EBITDA as a management-defined performance measure.

None of the other new and amended standards that are issued, but not yet effective, are expected to have a material impact on Opera’s consolidated financial statements when they are implemented in future periods.

Note 2.	Corporate Information and Group Structure

Opera is a user-centric and innovative software company focused on enabling the best possible internet browsing experience across all devices. People use the Opera web browsers for their unique and secure features on their mobile phones and desktop computers. Opera generates revenue primarily when users of the web browsers make searches using the integrated search and address bar, and from advertising on Opera’s properties and properties of Opera network partners.

The chart below provides an overview of the corporate structure of the Group, including the places of incorporation of the Parent and its material subsidiaries.

Notes:
(1)	6% is held by additional Opera group entities.
(2)	20% held by nominee shareholders.

In addition to the subsidiaries outlined above, Opera has investments in unconsolidated companies. Details on these investments are provided in Note 11.

Opera Limited is the parent company of the Opera group. The Company, with its office at Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1- 1104, Cayman Islands, is an exempted company under the laws of the Cayman Islands. The address of the principal executive office is Vitaminveien 4, 0485 Oslo, Norway.

Opera Limited has American depositary shares (ADSs) listed on the Nasdaq Global Select Market, trading under the "OPRA" ticker symbol. Each ADS represents two ordinary shares in the Company. As of December 31, 2023, the total number of ordinary shares in the Company authorized for issue was 500,000,000, of which 175,036,568, equivalent to 87,518,284 ADSs, were outstanding. Each ordinary share has a par value of $0.0001. As of year-end 2023, Opera held 3,709,879 ADSs in treasury.

Effective from 2023, Opera’s chairman and chief executive officer, who has been identified as the chief operating decision maker, reviews operating results at the aggregate level of Opera as a whole. As a result, Opera has only one reportable segment.

Note 3.	Revenue Information

Accounting Policies

Revenue is income arising in the course of Opera’s ordinary activities. Opera generates revenue from the provision of advertising, search, technology licensing and related services. Revenue from contracts with customers is recognized when control of the goods or services is transferred to the customer at an amount that reflects the consideration to which Opera expects to be entitled in exchange for those goods or services.

Advertising

Advertising revenue is generated by delivering advertising in Opera’s PC and mobile browsers, including predefined bookmarks (Speed Dials), on Opera News, and on Opera network partners’ properties. Advertising revenue also includes income from all other user-generated activities other than search revenue, such as subscriptions to services that are provided by Opera or its partners. Advertising revenue is recognized when the advertising service is delivered based on the specific terms of the underlying contract, which is commonly based on when the ad is displayed, or a user views the ad.

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

Search

When users of Opera’s PC and mobile browsers use the built-in combined address and search bar, and other browser features, to conduct web searches using search engines of partners such as Google and Yandex, Opera is entitled to a share of the partners’ advertising revenue if the users click on ads on the search results pages. The contractually agreed amount is recognized as revenue in the period qualified search occurs. Search revenue also includes any fixed fees received for customizations and integrations of search engines in the browsers, which are recognized linearly over the contractually agreed period during which Opera must maintain those customizations and integrations.

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

Disaggregation of Revenue

The table below specifies the amount of revenue by type of service (in thousands):

	Year ended December 31,
	2021	2022	2023
Advertising	$123,910	$187,434	$230,980
Search	121,961	140,162	162,168
Technology licensing and other revenue	5,119	3,441	3,679
Total revenue	$250,991	$331,037	$396,827

The table below presents the revenue by customer location (in thousands):

	Year ended December 31,
	2021	2022	2023
United States	$144,570	$172,288	$203,056
Singapore	24,440	28,876	41,181
Russia	16,156	20,288	34,976
Other locations	65,824	109,584	117,614
Total revenue	$250,991	$331,037	$396,827

Revenue by country is based on where the customer has its primary geographical presence, which usually is where its parent company is incorporated, but which is not necessarily an indication of where revenue-generating activities occur because the end-users of Opera's products are located worldwide.

Opera has two customer groups that each has exceeded 10% of Opera's revenue in one or more of the periods presented (in thousands):

	Year ended December 31,
	2021	2022	2023
Customer group 1	$128,650	$148,481	$168,428
Customer group 2	$18,494	$29,418	$34,976

Revenues from customer groups 1 and 2 include both search and advertising services.

Unsatisfied Performance Obligations

The following table shows unsatisfied performance obligations resulting from fixed-price long-term contracts:

	As of December 31,
	2022	2023
Aggregate amount of transaction prices allocated to unsatisfied long-term contracts	$-	$21,613

Management expects that $8.8 million of the transaction prices allocated to unsatisfied performance obligations as of December 31, 2023 will be recognized as revenue during 2024, and the remaining $12.8 million will be recognized over the 2025-2026 period.

Deferred Revenue

Deferred revenue represents short-term advances from customers for search and advertising services related to performance obligations due to be fully satisfied during the next reporting period.

Note 4.	Personnel Expenses, Including Share-based Remuneration

Accounting Policies

Personnel expenses, other than share-based payments, are recognized at the undiscounted amount due to the employees or the de-facto employees when they have rendered service to Opera or when the liability otherwise arises. Contributions to publicly or privately administered pension insurance plans are recognized as personnel expenses when they are due. Opera has no further payment obligations related to pensions after the contributions have been paid.

Equity awards granted to employees as long-term incentives are classified as equity-settled transactions. Similarly, equity awards granted to Opera employees by Kunlun Tech Co., Ltd. (hereinafter "Kunlun"), the ultimate parent of Opera, are also classified as equity-settled transactions. Opera does not have any obligation to settle the awards granted by Kunlun and such grants do not lead to dilution for Opera’s shareholders because the employees receive shares in Kunlun when the awards are exercised. The cost of equity-settled transactions is determined by the fair value at the date when the grant is made. That cost is recognized in the Statement of Operations, together with a corresponding increase in equity, over the vesting period. The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and Opera’s best estimate of the number of equity instruments that will ultimately vest.

Research and development expenditure predominantly consist of compensation to engineering and technical employees. Personnel expenses related to research activities are expensed as incurred while compensation related to development activities is recognized as an intangible asset when Opera can demonstrate:

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

Employee compensation is capitalized from the point in time a project enters the development phase and meets the six criteria for capitalization listed above. Assessing if and when these criteria are met is based on judgment, which takes into account past experiences and expectations about the technical ability to complete the development project intended. The cost of developing new features, together with significant and pervasive improvements of core platform functionality, that meet the criteria above, are capitalized as separate intangible assets or as additions to existing intangible assets. Expenditures related to product maintenance, such as bug fixes, updates needed to comply with changes in laws and regulations, and updates needed to keep pace with the latest trends, are expensed in the period they are incurred.

Personnel Expenses

The table below specifies the amounts of personnel expenses including share-based remuneration (in thousands):

	Year ended December 31,
	2021	2022	2023
Salaries, including bonuses	$43,440	$43,235	$41,890
Social security contribution, excluding amounts related to share-based remuneration	5,371	5,222	5,825
External temporary hires	8,617	10,318	11,796
Defined contribution pension expense	4,477	4,752	3,814
Other personnel-related expenses	2,080	1,758	2,476
Total personnel expenses, excluding share-based remuneration	63,984	65,285	65,801
Share-based remuneration, including related social security contribution	10,466	9,304	16,950
Total personnel expenses, including share-based remuneration	$74,450	$74,588	$82,750

Research and Development Expenditure

The following table specifies the amounts of expensed and capitalized research and development expenditure (in thousands):

	Year ended December 31,
	2021	2022	2023
Total research and development expenditure	44,055	50,537	46,098
Less: Capitalized development expenditure excluded from personnel expenses (Note 10)	4,862	6,825	4,587
Net research and development expenditure recognized as part of personnel expenses	39,193	43,713	41,511

Share-based Remuneration

Opera has adopted a share incentive plan for the purpose of rewarding, attracting, and retaining employees by providing long term incentives in the form of restricted share units (RSUs) and options. Effective from 2022, Kunlun, the ultimate parent of Opera, has enrolled certain employees of Opera in its share incentive plan under which these employees have received options issued by Kunlun as compensation for services they provide to Opera. In these consolidated financial statements, the awards granted by Kunlun are described as RSUs to be consistent with their classification under Chinese securities regulations. Opera does not have any obligation to settle the awards granted by Kunlun and such grants do not lead to dilution for Opera’s shareholders. All counts of RSUs, options and per-unit values related to Opera’s share incentive plan, as disclosed in these consolidated financial statements, are converted to ADS equivalent units, while all counts of RSUs and per-unit values related to Kunlun’s share incentive plan are expressed in units of shares in Kunlun.

The following table specifies the movements in the number of RSUs and options:

	Opera: RSUs		Opera: Options		Kunlun: RSUs (1)
	Number of RSUs	Weighted average grant date fair value	Number of options	Weighted average grant date fair value	Number of RSUs	Weighted average grant date fair value
Outstanding as of January 1, 2022	2,666,525	$9.71	100,000	$3.40	-	$-
Granted during the year	-	-	-	-	3,275,000	1.22
Forfeited during the year	(82,500)	9.97	-	-	(350,000)	1.22
Exercised during the year	(798,750)	9.25	-	-	-	-
Expired during the year	-	-	-	-	-	-
Outstanding as of December 31, 2022	1,785,275	9.90	100,000	3.40	2,925,000	1.22
Regular grants during the year	934,359	8.39	-	-	6,200,000	2.01
Dividend adjustment grants during the year	257,551	-	-	-	-	-
Forfeited during the year	(50,203)	8.66	-	-	(2,000,000)	1.68
Exercised during the year	(1,008,509)	8.37	(60,000)	1.92	(832,500)	1.10
Expired during the year	-	-	-	-	-	-
Outstanding as of December 31, 2023	1,918,473	$8.67	40,000	$5.62	6,292,500	$1.86

(1)	From the exercise of RSUs granted by Kunlun, the employees will acquire shares of Kunlun Tech Co., Ltd., a company listed on the Shenzhen Stock Exchange.

Dividend adjustment grants represent adjustments to the number of un-exercised RSUs based on the yield of dividends paid. These grants are designed to ensure that un-exercised RSUs maintain their value and therefore such grants do not have any incremental value when considered together with the original regular grants.

As of December 31, 2023, the weighted average remaining vesting period for the RSUs and options outstanding under Opera’s share incentive plan was 0.64 years ( December 31, 2022: 0.87 years). The weighted average remaining vesting period for the RSUs outstanding under Kunlun’s share incentive plan was 1.10 years as of December 31, 2023 ( December 31, 2022: 1.17 years).

Estimating fair values for share-based awards requires the identification of an appropriate valuation model, which depends on the terms and conditions of the grants. The fair values of RSUs granted by Opera were measured using a Monte Carlo simulation, while the fair values of options granted by Opera and RSUs granted by Kunlun were measured using a Black-Scholes model. The estimates of fair values also require an assessment of the most appropriate inputs to the valuation model, including grant date fair value of the underlying equity, the expected life of the grant, volatility, and dividend yield. The table below specifies the inputs to the models used for estimating the fair values of the awarded equity units. The table presents the weighted average values across grants within each category of equity award instruments.

	Opera 2023 RSU grants (2)	Kunlun 2022 RSU grants	Kunlun 2023 RSU grants
Equity unit price valuation	$8.46	$2.88	$3.48
Model Used	Monte Carlo	Black-Scholes	Black-Scholes
Expected Volatility (%) (1)	50.5%	25.5%	24.6%
Risk free interest rate (%) (1)	4.9%	2.2%	2.1%
Duration of initial simulation period (years to longstop date)	2.49	N/A	N/A
Duration of second simulation period with postponed exercise (years)	3.00	N/A	N/A
Exercise price	$-	$1.77	$1.54
Fair value at the measurement date	$8.39	$1.22	$2.01

(1)	Specified value is 4 years (modeled on yearly basis).
(2)	Excluding dividend adjustment grants.

The equity cost of each award is recognized on a straight-line basis over the vesting period. Opera accrues for social security contributions based on the market price of the ADSs at the reporting date, with a straight-line recognition over the vesting period consistent with the equity cost.

Compensation for Key Management Personnel

The table below specifies the amounts of compensation for key management personnel, which include the directors and executive officers of Opera (in thousands):

	Year ended December 31,
	2021	2022	2023
Short-term employee benefits	$2,046	$2,371	$2,495
Post-employment and medical benefits	60	56	72
Share-based payment transactions	1,209	1,488	1,693
Total compensation for key management personnel	$3,315	$3,914	$4,260

The amounts disclosed in the table above are the amounts recognized as an expense during the reporting period. No loans have been granted and no guarantees have been issued to key management personnel. Key management personnel do not have any agreements for compensation upon termination or change of employment or directorship.

Note 5.	Other Operating Expenses

The table below specifies the nature of other operating expenses (in thousands):

	Year ended December 31,
	2021	2022	2023
Hosting	$7,647	$9,267	$10,161
Audit, legal and other advisory services	6,579	6,857	8,669
Software license fees	1,782	2,149	3,357
Rent and other office expenses	3,152	3,743	2,700
Travel	542	1,496	1,848
Other expenses	3,101	3,502	4,106
Total other operating expenses	$22,802	$27,015	$30,842

Note 6.	Finance Income and Finance Expenses

The table below specifies the nature of finance income and finance expenses, including foreign exchange gains and losses (in thousands):

	Year ended December 31,
	2021	2022	2023
Finance income:
Interest income on receivables from sales of investments (Note 12)	$-	$3,675	$1,556
Other interest income	35	1,675	2,989
Gain on settlement of receivable from sale of investment (Note 11)	-	-	1,084
Net gain on investment portfolio (Note 16)	-	15,946	3,243
Other finance income	88	157	5
Total finance income	123	21,454	8,876
Finance expenses:
Interest expense	(316)	(282)	(369)
Net loss on investment portfolio (Note 16)	(4,944)	-	-
Fair value loss on receivable from sale of investment (Note 12)	-	(37,923)	-
Other finance costs	(1,652)	(1,524)	(276)
Total finance expenses	(6,912)	(39,729)	(644)
Foreign exchange gain (loss):
Unrealized foreign exchange gain (loss)	(494)	(1,512)	(1,901)
Realized foreign exchange gain (loss)	(1,320)	355	938
Total foreign exchange gain (loss)	(1,814)	(1,157)	(963)
Net finance income (expense)	$(8,603)	$(19,432)	$7,269

Note 7.	Income Tax

Accounting Policies

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

Tax deductions from equity awards granted to employees are based on the fair values of the shares at the time of exercise. For equity awards scheduled to vest in future periods, the amount of estimated future tax deduction is based on Opera’s share price at the end of the reporting period. Where the amount of tax deduction (or estimated future tax deduction) exceeds the amount of the related cumulative remuneration expense, the current or deferred tax associated with the excess is recognized directly in equity.

Income Tax Expense, Tax Payable, and Deferred Tax Assets and Liabilities

The table below specifies the income tax expense (in thousands):

	Year ended December 31,
	2021	2022	2023
Current income taxes	$(4,109)	$(7,434)	$(6,769)
Currency effect on income tax (expense) benefit and adjustments recognized in the period for current tax of prior periods (1)	852	141	(458)
Deferred taxes	3,452	(1,542)	531
Income tax benefit (expense)	$194	$(8,835)	$(6,697)
Income tax benefit (expense) attributable to:
Continuing operations	$(43)	$(8,835)	$(6,697)
Discontinued operations	$237	$-	$-

(1)	Currency effect on income tax (expense) benefit due to corporate income tax filings being in Norwegian kroner for Norwegian subsidiaries with the U.S. dollar as their functional currency.

Opera Limited, the Parent, is domiciled in the Cayman Islands, where the applicable tax rate is zero. With Opera being headquartered in Norway and with a large share of the Group’s income being recognized by Opera Norway AS, a subsidiary domiciled in Norway, the reconciliation below between the income tax benefit (expense) and the accounting profit is based on the tax rate applicable in Norway, which was 22% in 2023 and in the comparative periods. The tax rate in Norway will remain 22% in 2024.

	Year ended December 31,
	2021	2022	2023
Income (loss) from continuing operations before income taxes	$(43,106)	$23,870	$159,997
Tax benefit (expense) at nominal tax rate in Norway	9,483	(5,251)	(35,199)
Effect of different tax rates applied by subsidiaries	(7,958)	1,408	25,455
Permanent differences:
Tax effect of translation differences exempted for tax	358	(320)	1,171
Tax effect of financial items exempted from tax	(193)	480	665
Withholding taxes (paid) credited	(324)	299	270
Net other permanent differences (not) tax deductible	(1,990)	(3,585)	(3,384)
Other effects:
Change in income tax losses carried forward	(227)	(462)	2,851
Change in share-based remuneration	-	-	2,598
Currency effect on income tax (expense) benefit and adjustments recognized in the period for current tax of prior periods	852	141	(458)
Change in withholding taxes and restricted interest deduction carried forward	147	(1,564)	(601)
Change in tax rate	(190)	21	(64)
Income tax expense for the year	$(43)	$(8,835)	$(6,697)
Effective tax rate	0.1%	(37.0)%	(4.2)%

Deferred tax assets and liabilities are related to the following items (in thousands):

	As of December 31,
	2022	2023
Property, equipment, and intangible assets	$20,466	$20,016
Share-based remuneration	-	(4,094)
Trade receivables	(300)	(367)
Intra-group interest costs subject to limitations (1)	(8,066)	(7,648)
Withholding tax expected to be credited (credit method)	(216)	(34)
Tax losses carried forward	(5,399)	(5,247)
Other	(606)	(947)
Net deferred tax liability	$5,878	$1,679
Recognized and classified as:
Deferred tax assets	$1,473	$1,133
Deferred tax liabilities	$7,352	$2,813

(1) Interest costs incurred on intra-group loans subject to interest limitation rules.

The deferred tax liability for property, equipment and intangible assets is mainly related to differences between the fair values and tax bases for such assets that were recognized in 2016 when Opera Norway AS was acquired.

Opera has recognized deferred tax assets related to intra-group interest costs that are carried forward due to limitations in Norway to the annual amount that can be deducted for tax purposes. Such intra-group interest cost can be carried forward for up to ten years. Opera has also recognized deferred tax assets for tax losses carried forward. Management has determined that there is convincing evidence that future taxable profits will be available to utilize the interest charges within the time restriction period.

The following table specifies the changes in the net deferred tax liability (in thousands):

	Year ended December 31,
	2022	2023
Net deferred tax liability as of January 1	$4,209	$5,878
Expense (benefit) in the Statement of Operations	1,542	(531)
Deferred tax recognized in equity (1)	-	(3,674)
Expense (benefit) in the Statement of Comprehensive Income	127	6
Net deferred tax liability as of December 31	$5,878	$1,679

(1)

When the amount of tax deduction from share-based remuneration exceeds the amount of the related cumulative remuneration expense, the current and deferred tax associated with the excess is recognized directly in equity.

Note 8.	Earnings Per Share

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

The following table shows the income and share data used in the basic and diluted earnings per ADS and per share calculations (in thousands, except share and per share data):

	Year ended December 31,
	2021	2022	2023
Net income (loss) attributable to owners of the parent:
Income (loss) from continuing operations	$(43,149)	$15,035	$153,301
Loss from discontinued operations	(816)	-	-
Net income (loss) attributable to owners of the parent	$(43,964)	$15,035	$153,301
Basic and diluted weighted-average number of ordinary shares in the period: (1)
Issued ordinary shares at beginning of period	228,285,684	230,291,732	178,430,242
Effect of shares issued (Note 4)	2,165,283	1,580,952	2,007,850
Effect of shares bought to treasury (Note 16)	(164,324)	(12,914,508)	(1,926,286)
Basic weighted-average number of ordinary shares in the period	230,286,642	218,958,176	178,511,806
Effect of employee equity grants (Note 4) (2)	-	1,706,927	3,331,410
Diluted weighted-average number of ordinary shares in the period	230,286,642	220,665,102	181,843,216

ADS equivalent of basic weighted-average number of ordinary shares in the period	115,143,321	109,479,088	89,255,903
ADS equivalent of diluted weighted-average number of ordinary shares in the period	115,143,321	110,332,551	90,921,608

(1)	The number of ordinary shares outstanding in the periods, and its ADS equivalent, are presented in the Statement of Changes in Equity.
(2)	In 2021, the number of diluted weighted-average number of ordinary shares, and its ADS equivalent, excluded the effect of 2,766,525 ADSs that would be issued at the vesting of the employee equity grants because these potential shares would have had anti-dilutive effects on the diluted net loss per ADS and per share.

	Year ended December 31,
	2021	2022	2023
Earnings per ADS and per ordinary share for income (loss) from continuing operations:
Basic earnings per ADS	$(0.37)	$0.14	$1.72
Diluted earnings per ADS	$(0.37)	$0.14	$1.69
Basic earnings per ordinary share	$(0.19)	$0.07	$0.86
Diluted earnings per ordinary share	$(0.19)	$0.07	$0.84
Earnings per ADS and per ordinary share for net income (loss):
Basic earnings per ADS	$(0.38)	$0.14	$1.72
Diluted earnings per ADS	$(0.38)	$0.14	$1.69
Basic earnings per ordinary share	$(0.19)	$0.07	$0.86
Diluted earnings per ordinary share	$(0.19)	$0.07	$0.84

Note 9.	Property and Equipment

Accounting Policies

Property and equipment, which include right-of-use assets acquired under leases, are recognized at cost, less accumulated depreciation, and impairment losses. The cost of right-of-use assets under leases are measured as the initial amount of the lease liability (see Note 13) adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received. Depreciation of property and equipment is computed using the straight-line method over the estimated useful lives of the assets or the remaining lease term, whichever is shorter. Useful lives, residual values and the depreciation method are reviewed at each financial year-end and adjusted prospectively, if appropriate.

Property and equipment are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows which are largely independent of the cash inflows from other assets or groups of assets (cash-generating units). Value in use is calculated as the present value of estimated future cash flows, which are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or cash-generating unit. Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at the end of each reporting period.

Reconciliation of the Carrying Amount of Property and Equipment

	Office properties	Equipment	Leasehold improvements	Furniture and fixtures	Total
Cost:
As of January 1, 2022	$10,257	$28,604	$1,719	$782	$41,363
Additions	-	3,505	19	45	3,570
Adjustments to right-of-use assets	4,182	1,722	-	-	5,904
Disposals	(404)	(174)	-	-	(578)
Effect of movements in exchange rates	1	137	(15)	(5)	118
As of December 31, 2022	14,036	33,794	1,724	822	50,377
Additions	-	1,829	-	44	1,873
Adjustments to right-of-use assets	1,829	4,527	-	-	6,356
Disposals	(376)	(3,410)	-	(1)	(3,788)
Effect of movements in exchange rates	(84)	13	1	(5)	(75)
As of December 31, 2023	15,405	36,753	1,725	859	54,742

Depreciation and impairment:
As of January 1, 2022	6,086	20,955	1,388	670	29,100
Depreciation	2,047	5,016	196	61	7,321
Disposals	(404)	(174)	-	-	(577)
Effect of movements in exchange rates	(1)	(100)	12	-	(89)
As of December 31, 2022	7,728	25,696	1,596	732	35,754
Depreciation	1,664	4,841	116	40	6,660
Disposals	(376)	(3,410)	-	(1)	(3,786)
Effect of movements in exchange rates	47	(10)	(1)	5	41
As of December 31, 2023	9,063	27,118	1,711	776	38,669

Net book value as of December 31, 2022	6,308	8,097	127	90	14,623
Net book value as of December 31, 2023	$6,343	$9,635	$14	$83	$16,074

Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets, as follows:

●	Office properties:	Up to 7 years
●	Equipment:	Up to 10 years, or term of lease contract
●	Leasehold improvements:	Up to 6 years, or term of lease contract
●	Furniture and fixtures:	Up to 5 years

Additions to and remeasurements of the right-of-use assets during 2023 totaled $6.4 million (2022: $5.9 million).

Note 10.	Goodwill and Intangible Assets

Accounting Policies

Intangible assets, which include certain crypto assets held by Opera, are measured on initial recognition at cost. Government grants that relate to the development of technology are deducted in arriving at the carrying amount of the asset when there is reasonable assurance that the grant will be received, and all attached conditions will be complied with. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and impairment losses.

Intangible assets with finite useful lives are amortized on a straight-line basis over their useful lives and assessed for impairment whenever there is an indication that the intangible assets may be impaired. The amortization period and the amortization method for intangible assets with finite useful lives are reviewed at least at the end of each reporting period.

Goodwill is initially recognized as the excess of the aggregate of the consideration transferred when acquiring a business, the amount recognized for any non-controlling interests and any previous interest held, over the net identifiable assets acquired and liabilities assumed. After initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill and other intangible assets that have indefinite useful lives are not subject to amortization and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. In the impairment test, goodwill is allocated to the cash-generating units or groups of cash-generating units that were expected to benefit from the business combination in which the goodwill arose. The units or groups of units are identified at the lowest level at which goodwill is monitored for internal management purposes.

An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows which are largely independent of the cash inflows from other assets or groups of assets (cash-generating units). Value in use is calculated as the present value of estimated future cash flows, which are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or cash-generating unit. Intangible assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at the end of each reporting period.

Reconciliation of the Carrying Amount of Goodwill and Intangible Assets

	Goodwill	Trademarks	Customer relationships	Technology	Other intangible assets	Total
Cost:
As of January 1, 2022	$433,459	$70,600	$40,732	$35,279	$4,077	$584,147
Additions (1)	-	-	-	6,789	5	6,794
Disposals	-	-	-	(5,211)	-	(5,211)
Effect of movements in exchange rates	(933)	-	-	(275)	(52)	(1,260)
As of December 31, 2022	432,526	70,600	40,732	36,582	4,031	584,470
Transfers and additions (1)	-			4,281	2,012	6,293
Disposals	-			-	(1)	(1)
Effect of movements in exchange rates	411			(10)	(1)	400
As of December 31, 2023	432,937	70,600	40,732	40,852	6,041	591,162

Amortization and impairment:
As of January 1, 2022	3,081	-	15,362	28,807	2,893	50,142
Amortization	-	-	2,580	4,014	25	6,618
Impairment	-	-	-	2,220	974	3,194
Disposals	-	-	-	(5,211)	-	(5,211)
Effect of movements in exchange rates	-	-	-	224	74	298
As of December 31, 2022	3,081	-	17,942	30,054	3,965	55,042
Amortization	-	-	2,580	3,908	17	6,505
Impairment	-	-	-	681	-	681
Disposals	-	-	-	-	(1)	(1)
Effect of movements in exchange rates	-	-	-	8	1	9
As of December 31, 2023	3,081	-	20,522	34,652	3,982	62,237

Net book value as of December 31, 2022	429,445	70,600	22,790	6,528	66	529,428
Net book value as of December 31, 2023	$429,856	$70,600	$20,210	$6,200	$2,059	$528,926

(1)	Additions to technology assets represent capitalized development expenditure net of grants received from the Norwegian government.

Amortization is calculated on a straight-line basis over the estimated useful lives of intangible assets with a limited useful life, as follows:

●	Customer relationships:	Up to 15 years
●	Technology:	Up to 5 years
●	Other intangible assets:	Up to 5 years

Other intangible assets include holdings of CELO and other crypto assets with a total carrying amount of $2.0 million as of December 31, 2023. These assets have indefinite useful lives. In the statement of financial position as of December 31, 2022, crypto assets with an aggregate carrying amount of $1.5 million were presented as part of other current receivables.

Impairment Losses on Goodwill and Other Intangible Assets

In 2023, Opera recognized an impairment charge of $0.7 million on a non-strategic asset. In 2022, Opera recognized an impairment charge of $2.2 million on another non-strategic intangible asset that subsequently was sold to Kunlun, a related party. The fair value of the consideration for the asset was the same as the asset’s carrying amount subsequent to the impairment charge.

As of year-end 2022, Opera determined that the recoverable amount of a license related to the former European fintech initiative was $0, which led to the recognition of an impairment loss of $1.0 million. In 2021, Opera recognized an impairment loss of $0.9 million on the same asset.

In 2021, Opera recognized an impairment of goodwill of $3.1 million, which was the carrying amount of goodwill recognized in the acquisition of PocoSys in 2020. At the same time, Opera recognized an impairment loss of $1.6 million for technology-related intangible assets used as part of a service that was discontinued.

Impairment Test for Goodwill and Other Intangible Assets

The carrying amount of goodwill as of December 31, 2023, comprised goodwill recognized in 2016 in the acquisition of Opera Norway AS of $421.6 million, and $8.3 million recognized in the acquisition of YoYo Games Limited in 2021. For impairment testing purposes, the group of cash-generating units also included the Opera brand, a trademark with indefinite useful life, which has a carrying amount of $70.6 million.

Opera performed the annual impairment test in the fourth quarter of 2023. The recoverable amount was measured as the value in use by estimating the present value of the future cash flows from the cash-generating units. The projected cash flows were based on the most up-to-date forecast that had been approved by management and did not include cash flows arising from future enhancements of assets that have not been committed to and have not substantively commenced. The approved forecast is for 2024 only as management does not approve forecasts for a longer period. Because the length of the projection period for the cash flow forecast is into perpetuity, management identified a “steady state” set of assumptions for the cash flows based an approach where management estimated cash flows for the years 2025 and 2026 and then used the estimated cash flows in 2026 as the basis for the terminal value. This two-stage approach was aimed to take cash flows to a level at which they can be regarded as reflecting maintainable earnings and to the period in a mid-point of the cycle – i.e., not at peak or trough of the cycle. Beyond 2026, the cash flows were extrapolated using constant nominal growth rates.

The value-in-use calculation demonstrated that the recoverable amount exceeded the carrying amount of the cash-generating units, meaning the goodwill and the trademark were not impaired. The sections below outline the key assumptions in the value-in-use calculation, including their sensitivities.

Cash Flows in Projected Period

Cash inflows are expected to grow at an annualized rate of 15.3% over the projected period (2022: 16.1%), before reaching its long-term stable level. The cash inflows are forecasted for each product and country where there are sufficient and reliable data on which to base the projections. Forecasted cash outflows are partly based on actual costs in 2023 and a bottom-up assessment for the relevant operating unit. Operating expenditures are expected to grow in U.S. dollar terms but decline relative to revenue due to economies of scale.

Long-term Growth

Long-term GDP growth rates in the relevant regions were estimated as the basis for the long-term growth rate in the terminal value. Both the labor force and productivity were assumed to be stable, which resulted in zero real GDP growth. The International Monetary Fund's inflation estimates for 2028, broken down across regions, were used as the basis for estimating long-term inflation. As a result, the long-term nominal growth rate was estimated to be 2.8% (2022: 3.0%).

Discount Rate

The estimated weighted average cost of capital (WACC) was used to discount the projected cash flows, as converted to U.S. dollars. Based on the inputs listed below, the post-tax WACC was calculated to be 14.0% (2022: 12.8%). The derived pre-tax WACC was calculated to be 16.1% (2022: 14.6%).

●	Risk free rate: 3.9% (2022: 3.9%)
●	Market risk premium: 4.6% (2022: 4.6%)
●	Equity beta: 0.9 (2022: 0.9)
●	Country risk premium: 3.3% (2022: 1.9%)
●	Size premium: 2.6% (2022: 2.9%)
●	Equity to assets ratio: 100% (2022: 100%)

Sensitivity Analysis

Because Opera is in a growth period, management considered changes of +/-5 percentage points for the revenue growth rate and +/-1 percentage point for the long-term growth and post-tax WACC to be reasonably possible changes. None of these reasonably possible changes would result in an impairment loss. Listed below are the thresholds at which Opera would recognize an impairment loss.

●	Decrease in annualized growth for cash inflows in the projected period of 19.5 percentage points, resulting an annualized decline of 4.2%.
●	Decrease in the long-term growth rate of 12.3 percentage points, which would entail negative long-term growth rate of 9.5%.
●	Increase of discount rate by more than 8.1 percentage points.

Note 11.	Investments in Unconsolidated Entities

Accounting Policies

The accounting for investments in unconsolidated entities is based on Opera’s degree of influence over the investees. When Opera has the power to participate in the financial and operating policy decisions of the investee, but not control nor joint control of those policies, the investee is classified as an associate. When Opera and other parties have contractually agreed to share control over an arrangement and Opera and the other parties have rights to the net assets of the arrangement, it is classified as a joint venture. Investments in associates and joint ventures are accounted for in accordance with the equity method. Other investments in unconsolidated entities are classified and accounted for as financial assets.

Equity-accounted investees

Under the equity method, the investment is initially recognized at cost and adjusted thereafter to recognize Opera’s share of the post-acquisition profits or losses of the investee in the Statement of Operations, and Opera’s share of movements in other comprehensive income of the investee in the Statement of Comprehensive Income. Unrealized gains arising from transactions with equity-accounted investees are eliminated against the investment to the extent of Opera’s interest in the investee.

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

Financial assets

Investments in ordinary and preferred shares in OPay and Fjord Bank where Opera does not have control, joint control, or significant influence, are measured at fair value through profit or loss with the net change in fair value recognized as fair value gain on investments in the Statement of Operations. Management has not elected to present fair value gains and losses on equity investments in OCI. Transaction costs are expensed when incurred.

Opera’s ordinary and preferred shares in OPay were classified as held for sale as of December 31, 2022. For an asset to be considered "held for sale," actions required to complete the sale should indicate that it is unlikely that significant changes to the sale will be made or that the decision to sell will be withdrawn. Management must be committed to the plan to sell the asset and the sale expected to be completed within one year from the date of the classification. Moreover, the asset must be available for immediate sale in its present condition. Financial assets classified as held for sale continue to be measured at fair value through profit or loss and are presented separately as current items in the Statement of Financial Position.

Gains, Losses, and Carrying Amounts of Investments in Unconsolidated Entities

The tables below specify the gains, losses, and carrying amounts of Opera’s investments in unconsolidated entities (in thousands):

	Year ended December 31,
	2021	2022	2023
Share of net loss of equity-accounted investees:
Share of net loss of Nanobank	$(28,700)	$-	$-
Share of net loss of OPay	(218)	-	-
Share of net loss of nHorizon	(458)	(6)	-
Total share of net loss of equity-accounted investees	(29,376)	(6)	-
Impairment of equity-accounted investee:
Impairment of investment in Nanobank	(115,477)	-	-
Total impairment of equity-accounted investee	(115,477)	-	-
Fair value gain on investments:
Fair value gain on preferred and ordinary shares in OPay	88,093	1,500	89,838
Fair value gain on preferred shares in Star X	28,468	-	-
Total fair value gain on investments	116,561	1,500	89,838
Net gain (loss) from investments in unconsolidated entities	$(28,292)	$1,494	$89,838

					Carrying amount of net investment as of December 31,
Investee	Nature of ownership interest	Ownership interest	Classification of investee	Basis of accounting for investment	2022	2023
OPay	Ordinary and preferred shares	9.4%	Non-current financial asset (1)	FVTPL (2)	$86,100	$253,300
Fjord Bank	Ordinary shares	4.9%	Non-current financial asset (3)	FVTPL (2)	897	897
nHorizon Innovation	Ordinary shares	29.1%	Associate (4)	Equity method	$-	$-

(1)

The shares in OPay were classified as held for sale at the end of 2022. While management remains committed to selling the shares, the criteria for classifying the shares as held for sale were not met as of December 31, 2023. Consequently, the carrying amount of the shares were presented as a separate line item in the Statement of Financial Position as of year-end 2023.

(2)	Fair value through profit or loss ("FVTPL").
(3)	The investment in Fjord Bank is included in other non-current investments and financial assets in the Statement of Financial Position.
(4)	nHorizon Innovation was classified as a joint venture until the arrangement establishing joint control was terminated in mid-2023.

OPay

OPay is a mobile payment fintech company focused on emerging markets, with Nigeria and Egypt as initial key markets. OPay provides online and offline payments, and digital wallet services leveraging AI, big data and other fintech innovations, thus helping countries in emerging markets advance their trajectory of digital payments and other financial services.

Opera holds a combination of ordinary and preferred shares in OPay. During 2023, Opera’s ownership interest in the company increased from 6.4% to 9.4% as a result of the receipt of Series C preferred shares in OPay under the share transfer agreement entered into in connection with the settlement of the receivable from Opera’s sale of shares in Nanobank, as described in Note 12. During 2021, Opera sold a portion of its preferred shares for a total consideration of $50.0 million.

The shares in OPay were initially classified as held for sale at the end of 2021 based on a plan authorized by the board of directors of Opera Limited to pursue divestment. The shares continued to be classified as held for sale as of December 31, 2022, based on management still pursuing divestment opportunities and assessing that a sale within the next year was highly probable. However, at the end of 2023, management of Opera concluded that it is no longer highly probable that the shares will be sold within the next year. Ceasing to classify the shares as held for sale did not impact how the shares are measured – only their classification in the Statement of Financial Position.

OPay was classified as an associate until mid-2021, at which point in time management of Opera concluded, based on significant judgment, that Opera lost significant influence over the company even though Opera’s chairman and chief executive officer was and continues to be the chairman and chief executive officer of OPay. Factors that were key in the assessment include Opera’s ownership interest relative to other investors, that Opera’s chairman and chief executive officer holds his roles at OPay as a representative of his personal investment entities (which also are investors in OPay), and that the corporate governance framework in OPay does not allow him to exercise significant influence in OPay on behalf of Opera. Upon the loss of significant influence, Opera discontinued the application of the equity method to the accounting for the investment in ordinary shares and instead measured the ordinary shares at fair value through profit or loss. The loss of significant influence over OPay did not impact the accounting for the preferred shares, which are measured at fair value through profit or loss.

The fair values of the shares in OPay were measured using the probability-weighted expected return model (“PWERM”), which was determined to be an appropriate model because it can capture and reflect the characteristics of the company and the economic rights and benefits of the various classes of shares, including redemption rights and liquidation preferences. In the model, as applied, fair values of the shares were estimated based on the probability-weighted present value of expected future investment returns, considering a total of eight possible future scenarios, including three variations each for initial public offering and private sale transactions, one scenario for dissolution and one for redemption, with future equity values ranging from $0.2 billion to $8.0 billion after one to three years. The table below specifies equity values (in millions), timing and probabilities of the respective outcomes:

	Equity value		Time to exit (in years)		Probability
Scenarios	2022	2023	2022	2023	2022	2023
Initial public offering	2,1000 -5,00000	2,9000 -8,00000	1.5	1 - 3	30%	72%
Sale transaction	2,0000 -5,00000	3,5000 -7,50000	1 - 1.5	1 - 3	50%	8%
Dissolution	$400	$234	1.5	3	10%	10%
Redemption	$1,000	$1,000	1.5	3	10%	10%

Each class of shares was allocated its portion of the equity value based on the economic rights and benefits of the shares. The future outcomes were discounted using an estimated cost of equity of 18.9% (2022: 18.9%). Accordingly, the present equity values of the scenarios ranged from $0.1 billion to $4.8 billion, with a probability-weighted present value of $3.0 billion (2022: $1.9 billion). Additionally, as OPay is a private company and its shares are illiquid, a judgmental discount for lack of marketability of 10% was applied in the fair value measurement of the shares (2022: 10%). Because the fair value measurement incorporated significant unobservable inputs, it was classified as a level 3 measurement in the fair value hierarchy.

The probability-weighted present value estimated by PWERM was reconciled to an estimate for the overall equity value of OPay based on a discounted cash flow analysis, the valuation implied in a smaller financing transaction that took place in late 2023, and to a limited extent, market multiples. In the discounted cash flow analysis, revenue was estimated to grow at an annualized rate of 35% over the 2023-2030 period, and thereafter reaching a long-term growth rate of 7.0%. The free cash flow was expected to increase over the forecasted period in line with the growth of profitability.

The Series C preferred shares received in 2023 as settlement of the Nanobank receivable, as discussed in Note 12, must be returned to OPay on a pro-rata basis if the cumulative financial performance over 2023 and 2024 for the business acquired by OPay from Nanobank falls short of a certain target. In connection with the valuation of these shares as of December 31, 2023, scenarios for achieving the financial target were considered, taking into account the contribution from 2023, as already confirmed by OPay. The conclusion was that the scenarios identified and weighted when the shares were received continued to be appropriate as of year-end 2023, and consequently a 6% net reduction of value was maintained.

The table below provides a reconciliation of the carrying amount of Opera’s investment in OPay (in thousands):

	Year ended December 31,
	2022	2023
Carrying amount as of January 1	$84,600	$86,100
Fair value of shares acquired	-	77,362
Change in fair value of preferred shares	1,100	67,018
Change in fair value of ordinary shares	400	22,820
Carrying amount as of December 31	$86,100	$253,300

The table below shows the sensitivities to the key unobservable inputs in the measurement of fair values of the shares in OPay (in thousands):

		Impact on fair value of shares in OPay
		2022		2023
Significant unobservable inputs	Change in assumption	Decrease in assumption	Increase in assumption	Decrease in assumption	Increase in assumption
Weighted average equity value	10%	(9,862)	9,862	(24,791)	24,791
Time to exit	1 year	16,219	(13,641)	47,872	(40,263)
Relative change in probability of sale (1)	100%	23,321	(5,791)	(630)	630
Discount for lack of marketability	5 pp	4,768	(4,768)	14,072	(14,072)
Discount rate	2 pp	2,131	(2,045)	9,759	(9,202)
Achievement of financial target (2)	10 pp	N/A	N/A	(8,452)	5,017

(1)	Represents a relative change in the probabilities of sale scenarios, offset by an equal change in the probabilities of IPO scenarios.
(2)	Only applicable to the Series C preferred shares acquired in 2023, as discussed above.

nHorizon Innovation and nHorizon Infinite

nHorizon Innovation and nHorizon Infinite (collectively “nHorizon”) were joint ventures until mid-2023, after which the arrangement establishing joint control was terminated. At the time the carrying amount of the investments was zero. Opera continues to hold a 29.1% ownership interest in nHorizon Innovation, which is classified as an associate. nHorizon Innovation generates income from the licensing of intellectual property, predominantly from nHorizon Infinite, which is focused on supporting Chinese app developers monetize their apps internationally through advertising.

Fjord Bank

Fjord Bank is a full-digital consumer finance bank with a specialized bank license granted by the European Central Bank. Fjord Bank’s head office is in Vilnius, Lithuania. Opera holds 3,252,300 shares in Fjord Bank, which represented an ownership interest of 4.9% as of December 31, 2023. The investment in Fjord Bank is measured at fair value through profit or loss. As of December 31, 2023, the fair value of the shares in Fjord Bank was estimated to be $0.9 million, which is the same amount as the acquisition cost and the carrying amount as of year-end 2022. Because the fair value measurement incorporated significant unobservable inputs, it was classified as a level 3 measurement in the fair value hierarchy. The carrying amount of the shares is recognized as part of other non-current investments and financial assets in the Statement of Financial Position.

Nanobank

In March 2022, Opera sold its 42.4% ownership interest in Nanobank, a provider of online microlending and credit card services, for a fixed consideration of $127.1 million in cash, payable in eight equal installments over the following two years. See Note 12 for additional details about the receivable. Prior to the disposal, the investment in Nanobank was accounted for in accordance with the equity method until the end of 2021, at which point in time the investment was classified as held for sale, resulting in the shares being measured at their fair value less costs to sell. The price for the shares agreed in the sale transaction in March 2022 was determined to be the best estimate of the fair value less costs to sell as of year-end 2021, which resulted in an impairment loss of $115.5 million in 2021.

Star X

In April 2022, Opera sold its preferred shares in Star X, a technology-driven company focused on audio-centric social networking. The preferred shares represented a 19.4% ownership interest in Star X. The shares were sold to Kunlun, the ultimate parent of both Opera and Star X. While Star X was classified as an associate because Opera had significant influence over the company, the preferred shares were measured at fair value through profit or loss because they provided certain rights and benefits over ordinary shares. The classification of Star X as held for sale as of the end of 2021 did not impact the basis of measurement of the preferred shares.

Fair value of the preferred shares as of year-end 2021 was measured based on the transaction price agreed in the sale transaction completed in April 2022. Therefore, the sale did not result in a gain or loss in 2022. The agreed transaction price was $83.5 million, resulting in Opera recognizing a fair value gain of $28.5 million in 2021. See Note 12 for details on the receivable due from Kunlun for the shares in Star X.

Note 12.	Trade Receivables, Other Receivables, and Prepayments

Accounting Policies

Trade receivables that do not contain a significant financing component are initially measured at the transaction price determined in accordance with the accounting policies for revenue. Other receivables are initially measured at their fair values plus, in the case of a receivable not at fair value through profit or loss, transaction costs. Transaction costs of receivables measured at fair value through profit or loss are expensed when incurred.

On initial recognition, Opera classifies a receivable as subsequently measured at amortized cost or fair value through profit or loss depending on Opera’s business model for managing the receivable and the contractual cash flow characteristics. Receivables that are held for collection of contractual cash flows, where those cash flows represent solely payments of principal and interest, are measured at amortized cost. Interest income from these financial assets is included in finance income using the effective interest rate method. Any gain or loss arising on derecognition is recognized directly in the Statement of Operations together with foreign exchange gains and losses. Impairment losses are presented as credit loss expenses. Receivables that do not meet the criteria for amortized cost or fair value through other comprehensive income are measured at fair value through profit or loss. A gain or loss on a receivable that is subsequently measured at fair value through profit or loss is recognized in profit or loss and presented net within other gains/(losses) in the period in which it arises.

An allowance for expected credit losses (ECLs) is recognized for all receivables not held at fair value through the Statement of Operations. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that are expected to be received, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.

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

Receivables are derecognized when the rights to receive cash flows have expired or have been transferred and Opera has transferred substantially all the risks and rewards of ownership. When the terms and conditions of a contract underlying a receivable are changed, Opera performs a quantitative and qualitative evaluation of whether the modification is substantial, that is, whether the cash flows of the original receivable and the modified or replacement receivable are substantially different. When the cash flows are substantially different, the contractual rights to cash flows from the original receivable are deemed to have expired. The quantitative and qualitative evaluation considers the changes to the terms of the contract, including whether those give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Trade Receivables

The table below specifies items of trade receivables (in thousands):

	As of December 31,
	2022	2023
Trade receivables due from third-party customers	$60,037	$76,468
Trade receivables due from related parties (Note 17)	1,947	591
Total gross trade receivables	61,985	77,059
Allowance for expected credit losses	(4,062)	(7,677)
Trade receivables net of loss allowance	$57,923	$69,382

The credit loss allowance was determined as follows (in thousands, except for percentages):

		Past due
As of December 31, 2022	Current (not past due)	<30 days	30-60 days	61-90 days	>91 days	Total
Weighted-average expected credit loss rate	1.3%	6.8%	13.3%	26.2%	54.0%	6.6%
Gross carrying amount	$51,268	$3,203	$1,296	$1,251	$4,966	$61,985
Loss allowance as of December 31, 2022	$662	$218	$173	$328	$2,682	$4,062

		Past due
As of December 31, 2023	Current (not past due)	<30 days	30-60 days	61-90 days	>91 days	Total
Weighted-average expected credit loss rate	0.7%	1.2%	2.1%	3.1%	86.4%	10.0%
Gross carrying amount	$62,815	$4,116	$1,247	$634	$8,248	$77,059
Loss allowance as of December 31, 2023	$458	$47	$26	$20	$7,126	$7,677

The credit loss allowance for trade receivables as of year-end reconciles to the opening loss allowance as follows (in thousands):

	Year ended December 31,
	2022	2023
Loss allowance as of January 1	$2,796	$4,062
Increase in loss allowance	1,366	3,814
Effect of movements in exchange rates	(100)	(199)
Loss allowance as of December 31	$4,062	$7,677

Total loss allowance increased in particular due to receivables due from certain specific customers in emerging markets, where local events and circumstances resulted in increased collection risk. See Note 16 for details regarding Opera’s procedures on managing credit risk.

Receivables from Sale of Investments

Star X

In April 2022, Opera sold its 19.4% ownership interest in Star X to Kunlun, the ultimate parent of both Opera and Star X, for a fixed consideration of $83.5 million in cash, plus interest. The receivable was classified as subsequently measured at amortized cost. An initial $28.4 million installment was received in 2022. Kunlun will pay a simple annual interest of 3.5% on the deferred payments.

In June 2023, Opera and Kunlun entered into an amendment to the share transfer agreement. The amendment modified the payment terms. Specifically, dividends declared and payable to Kunlun’s holding of ordinary shares in Opera from the recurring cash dividend program adopted in June 2023, as described in Note 16, will be offset against the receivable until the receivable, including accrued interest, is settled. This in lieu of Kunlun making the then remaining installment payments to Opera in cash. Of the dividend declared in June 2023, $25.1 million was payable to Kunlun’s holding of ordinary shares and offset against Opera's Star X receivable. Similarly, of the dividend declared in December 2023, an equal amount was offset against the receivable when the dividend was paid in January 2024.

The table below specifies the movement in the carrying amount of the receivable (in thousands):

	Year ended December 31,
	2022	2023
Carrying amount as of January 1	$-	$56,374
Initial recognition at fair value	83,468	-
Interest income (Note 7)	1,285	1,556
Installment and dividend set-off	(28,379)	(25,133)
Carrying amount as of December 31	$56,374	$32,797
Recognized and classified as:
Non-current receivables from sale of investments	$28,187	$-
Current receivables from sale of investments	$28,187	$32,797

While the receivable is measured at amortized cost in the Statement of Financial Position, its fair value is estimated for disclosure purposes. Based on a present value technique where contractual cash flows were discounted using a risk-adjusted discount rate incorporating the current yield on U.S. government bonds with maturities consistent with the maturity of the receivable, and a risk premium estimated based on the characteristics of the receivable and Kunlun, the estimated fair value of the receivable was $32.0 million as of December 31, 2023, which was $0.8 million lower than the carrying amount as of the same date. As of December 31, 2022, the estimated fair value was $54.6 million, as compared to the carrying amount of $56.4 million. The risk-adjusted discount rate as of year-end 2023 was estimated to be 6.1%, up from 5.7% as of the end of 2022 due to increases in the yields on U.S. government bonds. The fair value measurement incorporated significant unobservable inputs and is therefore categorized within level 3 of the fair value hierarchy.

Nanobank

In March 2022, Opera sold its 42.4% ownership interest in Nanobank for a fixed consideration of $127.1 million in cash, payable in eight equal installments over the following two years. The receivable was recognized at its estimated fair value of $120.3 million. The receivable was subsequently measured at amortized cost.

In August 2022, Opera and the buyer agreed to make certain modifications to the sales agreement, including to the total purchase price, payment period and installment amounts. The adjusted purchase price was $131.7 million, payable in 16 quarterly installments, the first of which had been made at the time the modified share transfer agreement was entered into. The modified share transfer agreement also introduced certain mechanisms which would potentially reduce the purchase price or trigger an immediate settlement in the form of the transfer of shares in any acquiring company following a sale or merger in which Nanobank would be the target entity sold or merged for consideration in equity of the acquirer. Because of the substantial modifications to the share transfer agreement, the contractual rights to cash flows from the original receivable were deemed to have expired. The original receivable was therefore derecognized, and a new receivable recognized at its estimated fair value. The terms of the modified share transfer agreement were not consistent with a basic financing arrangement and the new receivable was therefore subsequently measured at fair value through profit or loss.

As of December 31, 2022, fair value of the receivable was estimated to be $76.3 million based on an expected present value technique where the probability-weighted average of possible future cash flows and non-cash payments was discounted using a discount rate of 8.0%, which was based on the yield of U.S. treasury bonds with the same maturity as the receivable and a risk premium to capture the uncertainty with regard to amount and timing of future cash flows not reflected in the scenarios for future cash flows. The fair value measurement was classified as a level 3 measurement in the fair value hierarchy because it incorporated significant unobservable inputs, including the possible scenarios for settlement and default, their probabilities of occurring and the risk premium.

In February 2023, Nanobank sold the majority of its business in Asia to OPay in exchange for shares in OPay. In connection with this, Opera and the third-party buyer of Opera’s former ownership stake in Nanobank agreed to treat the transaction as a full sale of Nanobank, triggering an immediate settlement of Opera’s receivable in the form of the transfer 58,785,744 Series C preferred shares in OPay in lieu of quarterly cash installments through the second quarter of 2026. The settlement was based on the valuation applied in the transaction as well as an estimate for the value of Nanobank’s remaining business. Opera entered into a final share transfer agreement with the third-party buyer mirroring relevant provisions of the sales agreement between Nanobank and OPay, which includes certain financial targets for the Nanobank business acquired and a provision for the sellers to pro-rata return up to all Series C preferred shares received as consideration in the transaction, after 2024, if the cumulative financial performance over 2023 and 2024 falls short of such targets. The estimated fair value of the shares received was $77.4 million, which was inclusive of a 6% net reduction of value, equal to $4.9 million, to reflect various scenarios of impacts related to the provisions in the agreement. The fair value of the shares was $1.1 million higher than the carrying amount of the receivable as of December 31, 2022, resulting in the recognition of a gain on settlement of $1.1 million, which was recognized as part of finance income.

The table below specifies the movement in the carrying amount of the receivable (in thousands):

	Year ended December 31,
	2022	2023
Carrying amount as of January 1	$-	$76,278
Initial recognition at fair value	120,311	-
Interest income (Note 7)	2,390	-
Fair value gain (loss) (Note 7)	(37,923)	1,084
Installment and settlement	(8,500)	(77,362)
Carrying amount as of December 31	$76,278	$-
Recognized and classified as:
Non-current receivables from sale of investments	$48,118	$-
Current receivables from sale of investments	$28,160	$-

Other Current Receivables and Prepayments

The table below specifies the items of other current receivables (in thousands):

	As of December 31,
	2022	2023
Value added tax	$1,472	$5,781
Unsettled trades (1)	12,993	-
Receivable due from Kunlun (Note 17) (2)	-	1,300
Other (3)	2,783	678
Total other current receivables	$17,247	$7,760

(1)	Receivables from unsettled trades represented the amount due from brokers from the sale of listed equity securities under the former investment program described in Note 16.
(2)	Represents amount due from Kunlun for the recharge of certain corporate expenses.
(3)	In 2022, crypto assets with an aggregate carrying amount of $1.5 million were presented as part of other current receivables. In 2023, crypto assets are presented as other intangible assets, as specified in Note 10.

The table below specifies the items of prepayments (in thousands):

	As of December 31,
	2022	2023
Prepaid corporate income taxes	$421	$649
Other prepaid expenses	3,511	4,010
Total prepayments	$3,932	$4,660

Note 13.	Lease Liabilities and Other Loans

Accounting Policies

Leases

A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. At the commencement date of a lease Opera recognizes a lease liability and a right-of-use asset.

Contracts may contain both lease and non-lease components, which are accounted for separately. Consideration in the contracts is allocated to the lease and non-lease components based on their relative stand-alone prices.

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

After the commencement date, the amount of lease liability is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of the lease liability is remeasured if there is a modification, a change in the lease term, a change in the lease payments, or a change in the assessment of an option to purchase the underlying asset.

Lease payments on short-term leases of office properties and equipment, and leases of office equipment of low value are recognized as expenses on a straight-line basis over the lease term.

Other Loans

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

Specification of Lease Liabilities and Other Loans

The table below summarizes lease liabilities and other loans (in thousands):

	As of December 31,
	2022	2023
Non-current lease liabilities	$4,723	$6,776
Non-current interest-bearing loans	-	-
Total non-current lease liabilities and other loans	4,723	6,776
Current lease liabilities	2,840	3,659
Current interest-bearing loans	146	-
Other current loans	126	111
Total current lease liabilities and other loans	3,112	3,770
Total lease liabilities and other loans	$7,836	$10,545

In June 2023, Opera made the final installment on the interest-bearing loan related to vendor financing of hosting infrastructure. As of December 31, 2023, Opera did not have any interest-bearing loans.

See Note 16 for a maturity analysis of the financial liabilities.

The Statement of Financial Position has the following amounts relating to leases (in thousands):

	As of December 31,
	2022	2023
Right-of-use assets:
Office properties (Note 10)	$6,307	$6,343
Equipment (Note 10)	1,157	3,713
Total right-of-use assets	$7,464	$10,056
Lease liabilities:
Non-current lease liabilities	$4,723	$6,776
Current lease liabilities	2,840	3,659
Total lease liabilities	$7,564	$10,434

The Statement of Operations has the following amounts relating to leases (in thousands):

	Year ended December 31,
	2022	2023
Depreciation expense of right-of-use assets classified as property	$2,047	$1,664
Depreciation expense of right-of-use assets classified as equipment	1,636	1,971
Interest expense (included in finance expense)	242	356
Expense relating to short-term leases (included in other operating expenses)	2,609	1,254
Foreign exchange (gain) loss	(103)	196
Total lease-related expenses	$6,431	$5,441

The total cash outflow for leases in 2023 was $6.1 million (2022: $6.2 million, and 2021: $7.5 million).

Lease terms are negotiated on an individual basis and are for a wide range of different terms and conditions. Lease contracts are typically made for fixed periods of 6 months up to 7 years, but several property and equipment leases include extension and termination options. These options are used to maximize operational flexibility. The majority of extension and termination options held are exercisable only by Opera and not by the respective lessors.

Some lease agreements require that Opera provide cash deposits as security for lease payments. As of December 31, 2023, such cash deposits totaled $1.7 million ( December 31, 2022: $1.7 million). Leased assets may not be used as collateral for borrowing purposes.

To determine the incremental borrowing rate, management used a build-up approach that started with a risk-free interest rate, which was adjusted for estimated credit risk and other factors specific to the lease, including term, geographic location, currency and collateral.

Guarantee

A guarantee has been made by Opera in favor of Dell Bank International d.a.c., or Dell, as a security for all present and future lease liabilities of Opera as the lessee to Dell. This guarantee is limited to a principal amount of 100.0 million Norwegian kroner ($9.8 million), with the addition of any interests, costs and/or expenses accruing on the liabilities and/or as a result of Opera’s non-fulfilment of the liabilities. The guarantee is valid until January 17, 2027.

Changes in Liabilities Arising from Financing Activities

The table below specifies changes in liabilities arising from financing activities (in thousands):

	Non-current lease liabilities	Non-current interest-bearing loans	Current lease liabilities	Current interest- bearing loans	Other current loans	Total
As of January 1, 2022	$1,925	$155	$3,449	$7,784	$194	$13,508
Net cash flows	(353)	(9)	(3,484)	(301)	(68)	(4,216)
Change in credit facility	-	-	-	(7,483)	-	(7,483)
New, modified and disposed leases	3,075	-	2,812	-	-	5,887
Interest expense	154	-	88	-	-	242
Foreign exchange (gain) loss	(78)	-	(24)	-	-	(103)
Other changes (1)	-	(146)	-	146	-	-
As of December 31, 2022	4,723	-	2,840	146	126	7,836
Net cash flows	(1,647)	-	(2,260)	(146)	(15)	(4,068)
New, modified and disposed leases	3,310	-	2,915	-	-	6,225
Interest expense	243	-	113	-	-	356
Foreign exchange (gain) loss	146	-	50	-	-	196
As of December 31, 2023	$6,776	$-	$3,659	$-	$111	$10,545

(1)

"Other changes" includes the effect of reclassification of the non-current portion of liabilities to current due to the passage of time and the effect of accrued but not yet paid interest on interest-bearing loans and borrowings, including lease liabilities.

Note 14.	Trade and Other Payables, and Other Current Liabilities

Accounting Policies

A trade payable is a liability to pay for goods or services that have been received or supplied and have been invoiced or formally agreed with the supplier. Trade payables are derecognized when the obligation under the liability is discharged or canceled or expires.

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

Specifications of Trade and other Payables, and Other Current Liabilities

The table below specifies the items of trade and other payables (in thousands):

	As of December 31,
	2022	2023
Trade payables due to third-party suppliers	$40,031	$49,345
Trade and other payables due to related parties (Note 17)	4,125	483
Value added tax	768	373
Payroll tax	2,012	2,045
Total trade and other payables	$46,937	$52,247

The table below specifies the items of other current liabilities (in thousands):

	As of December 31,
	2022	2023
Accrued personnel expenses	$11,586	$12,887
Other current liabilities	567	398
Total other current liabilities	$12,152	$13,285

For a schedule of maturities for trade and other payables, and other current liabilities, see Note 16.

Note 15.	Financial Assets and Financial Liabilities

The following table shows the carrying amounts of financial assets and financial liabilities (in thousands):

	As of December 31,
	2022	2023
Financial assets at amortized cost:
Receivables from sale of investments (Note 12)	$56,374	$32,797
Trade receivables (Note 12)	57,923	69,382
Other receivables (Note 12) (1)	18,993	9,911
Total financial assets at amortized cost	133,290	112,090
Financial assets at fair value through profit or loss:
Receivables from sale of investments (Note 12)	76,278	-
Unlisted preferred and ordinary shares (Note 11) (2)	86,997	254,197
Listed equity securities (Note 16) (3)	66,250	-
Total financial assets at fair value through profit or loss	229,525	254,197
Total financial assets	362,815	366,288
Financial liabilities at amortized cost:
Lease liabilities and other loans (Note 13)	7,835	10,545
Trade and other payables (Note 14)	46,937	52,247
Other financial liabilities (Note 13)	12,220	13,379
Total financial liabilities at amortized cost	66,992	76,171
Total financial liabilities	$66,992	$76,171

(1)

In the Statement of Financial Position, other non-current receivables are presented as part of other non-current investments and financial assets while other current receivables are presented separately.

(2)	As of December 31, 2023, Opera held investments in ordinary and preferred shares in OPay with a total carrying amount of $253.3 million and ordinary shares in Fjord Bank with a carrying amount of $0.9 million. As of December 31, 2022, these investments had a carrying amount of $86.1 million and $0.9 million, respectively. The shares in OPay are presented as a separate line item in the Statement of Financial Position as of December 31, 2023, while as of year-end 2022, the investment in OPay was classified as held for sale. The shares in Fjord Bank are presented as part of other non-current investments and financial assets. See Note 11 for more information.
(3)	Investments in listed equity securities were presented as marketable securities in the Statement of Financial Position.

Note 16 provides details on the management of risks related to the financial assets and financial liabilities.

Fair Values of Financial Assets and Financial Liabilities

The fair values of cash and cash equivalents, trade and other receivables, trade payables and other current liabilities approximate their carrying amounts largely due to the relatively short-term maturities of these instruments. For lease liabilities the differences between the carrying amounts and fair values are not material.

Fair values of listed equity securities were determined by reference to published price quotations in active markets. As such, the fair value measurement of marketable securities was classified as a level 1 measurement in the fair value hierarchy.

Note 11 provides details on the fair value measurement of ordinary and preferred shares in OPay and ordinary shares in Fjord Bank, while Note 12 provides details on the fair value measurement of the receivable from the sales of shares in Star X.

Note 16.	Capital and Financial Risk Management

Capital Management

The primary objective of Opera’s capital management is to maintain a strong capital base to support investor, creditor, and market confidence and to sustain future development of the business in accordance with its growth plans.

Dividends

On January 12, 2023, the board of directors of the Company declared a special cash dividend of $0.80 per ADS, or $0.40 per ordinary share, representing an aggregate dividend of $71.4 million. Of this, $59.0 million was payable to Kunlun Tech Limited and Keeneyes Future Holding Inc., each a shareholder in Opera, and was offset against receivables due from these companies by the same amount. The offsetting receivables arose from Opera's sale of listed equity securities to these two shareholders in connection with Opera terminating its investment program (see below). The remaining $12.4 million of the dividend was paid in cash.

On June 13, 2023, the board of directors of the Company adopted a recurring semi-annual cash dividend program for holders of Opera’s ordinary shares as well as ADSs. The first semi-annual dividend of $0.40 per ADS was declared at the same date, representing an aggregate dividend of $36.0 million. The dividend payable on the ordinary shares held by Kunlun, totaling $25.1 million, was offset against Opera’s receivable due from Kunlun following the sale of Opera’s former ownership interest in Star X. Future dividend payments on Kunlun’s ordinary shares in Opera will also be offset until the Star X receivable is fully settled.

On December 12, 2023, the board of directors of the Company declared the second dividend of $0.40 per ADS under the semi-annual cash dividend program, which was payable to shareholders of record on January 3, 2024. Because the Company’s directors retained the ability to cancel the dividend up until the record date, the dividend did not represent a liability as of December 31, 2023.

While Opera intends to pay regular semi-annual dividends, each distribution will require the approval of the Company’s board of directors, which will consider the form, frequency and amounts of future dividends based upon Opera’s future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions, and other relevant factors.

Share Repurchases

On January 20, 2022, the board of directors of the Company approved a share repurchase program, which authorized the Company’s management to execute the repurchase of ADSs for up to $50 million by March 31, 2024, in any form that management may deem fit. The repurchase program launched in February 2022 and was completed in November 2023, at which point in time Opera had repurchased 6,119,841 ADSs under the program for a total cost of $50 million.

Prior to 2022, Opera had repurchased 7,476,455 ADSs for $60.5 million under two separate repurchase programs that commenced in 2018 and 2020, and which were completed in 2019 and 2021, respectively.

On October 17, 2022, Opera completed the repurchase of 46,750,000 ordinary shares, equivalent to 23,375,000 ADSs, for $128.6 million from its pre-IPO shareholder Qifei International Development Co. Ltd., a subsidiary of 360 Security Technology Inc., which consequently is no longer a shareholder in Opera. This repurchase of ordinary shares was made separately from the share repurchase program for the Company’s ADSs.

Including both on- and off-market transactions, Opera has repurchased a total of 36,971,296 ADS equivalents for a total cost of $239.0 million over the 2018-2023 period.

Treasury shares are recognized at cost and deducted from equity. No gain or loss is recognized in the Statement of Operations on the purchase, sale, reissue, or cancellation of the Company’s own equity instruments.

Investment Program

Since 2018, Opera has operated an investment program under which up to $70 million of Opera’s capital was set aside for investments in listed equity securities. Early in 2023, following the sale of the majority of the investment portfolio to Kunlun Tech Limited, a subsidiary of Kunlun, and Keeneyes Future Holding Inc., each a shareholder in Opera, as discussed in Note 17, and the subsequent sale of the remaining securities in market transactions, Opera terminated the investment program. The table below provides an overview of the gains and losses on the investment portfolio (in thousands):

	Year ended December 31,
	2021	2022	2023
Realized net gain (loss)	$6,752	$(18,375)	$37,564
Change in unrealized net gain (loss)	(11,696)	34,321	(34,321)
Net gain (loss) on investment portfolio	$(4,944)	$15,946	$3,243

The net gains in 2022 and 2023 on the investment portfolio were recognized in the Statement of Operations as finance income, while the net loss in 2021 was recognized as finance expense, as specified in Note 6. The investment program existed through relatively volatile market conditions, and overall provided a net gain of $34.2 million since its inception in 2018.

Financial Risk Management - Overview

The financial assets and financial liabilities held by Opera, as specified in Note 15, create exposure to market, credit, and liquidity risks. The management team seeks to minimize potential adverse effects of these risks through sound business practices and risk management. The board of directors, together with senior management, is involved in the risk assessment process. Opera has not utilized derivatives for hedging purposes.

Market Risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Opera is exposed to three types of market risk: interest rate risk, foreign currency risk and price risk.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The exposure to interest rate risk as of December 31, 2023, was limited. During 2023, Opera repaid the interest-bearing loan that was outstanding at the end of 2022 with a carrying amount of $0.1 million. The receivable due from Kunlun following the sale of Opera’s former ownership interest in Star X accrues a simple annual interest of 3.5%. Cash is deposited in interest-bearing accounts at banks and financial institutions. Other financial assets and liabilities are not interest-bearing.

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. Opera is exposed to transactional foreign currency risk to the extent that there is a mismatch between the currencies in which sales, purchases, receivables, and payables are denominated and the respective functional currencies of Group companies. Most of Opera's revenue is denominated in U.S. dollars and Euro, while operating expenses are incurred in a wider specter of currencies, including the Norwegian krone, Chinese renminbi, Polish zloty, Swedish krona, British pound, and the Euro. The functional currency of revenue-generating entities in the Group is primarily the U.S. dollar. Management is closely monitoring Opera’s exposure to foreign currency risk and seeks to minimize its exposure to such risk. Opera’s exposure to foreign currency risk related to cash is limited.

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

Price Risk

Opera is exposed to price risk from its investments in ordinary and preferred shares in OPay and ordinary shares in Fjord Bank, all of which are unlisted and measured at fair value through profit or loss. The nature of the investments and the underlying businesses entail uncertainties about the future values of the shares. This price risk is monitored by Opera’s senior management on a regular basis by reviewing the financial performance and position of the investees, and their forecasts for future performance. Note 11 contains additional details on the fair values of these shares, including sensitivity analysis.

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

Credit risk is managed on a group basis. Deposits of cash are only made with banks and financial institutions that are considered solvent, resulting in management considering its exposure to credit risk for cash being low. For trade receivables due from customers, the exposure to credit risk is limited by Opera having established maximum payment periods in the range of 30 to 90 days after invoices being issued. Management is continuously monitoring the exposure to credit risk from outstanding trade receivables and is managing this risk as part of the management of business risk. Additional details on trade receivables, including maturity analysis and provision for expected credit losses, are provided in Note 12.

In 2022, Opera sold its shares in Star X, with a significant portion of the transaction prices being payable in future periods. The credit risk related to this receivable is discussed in Note 12.

The investment in preferred shares in OPay gives rise to credit risk due to the redemption rights granted to Opera and other holders of preferred shares. The redemption rights entail that if certain defined events occur, such as the failure to complete an IPO within a certain period or material breaches of contractual obligations, Opera (and other investors) can demand repayment of the invested amount plus a return on that investment at a simple annual interest rate of 8%. Holders of preferred shares in OPay will incur credit losses if OPay is unable to honor its potential future redemption obligation. Opera’s management assessed this specific contingent credit risk to be low based the financial position of OPay. The preferred shares are monitored for credit deterioration. Note 11 provides additional details on the preferred shares.

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

Opera's liquidity risk is low because of the relatively strong liquidity position and Opera’s low debt-to-equity ratio. The table below summarizes the maturity profile of Opera’s financial liabilities based on contractual undiscounted payments (in thousands):

As of December 31, 2022	Less than 12 months	1 to 3 years	Over 3 years	Total
Non-current:
Lease liabilities (Note 13)	$-	$2,228	$2,973	$5,201
Interest-bearing loans, including interest (Note 13)	-	-	-	-
Other non-current liabilities	-	-	68	68
Current:
Trade and other payables (Note 14)	46,937	-	-	46,937
Lease liabilities (Note 13)	3,084	-	-	3,084
Interest-bearing loans, including interest (Note 13)	146	-	-	146
Other current liabilities (Note 14)	12,152	-	-	12,152
Total financial liabilities, including interest	$62,319	$2,228	$3,041	$67,588

As of December 31, 2023	Less than 12 months	1 to 3 years	Over 3 years	Total
Non-current:
Lease liabilities (Note 13)	$-	$4,734	$2,374	$7,109
Other non-current liabilities	-	-	94	94
Current:
Trade and other payables (Note 14)	52,247	-	-	52,247
Lease liabilities (Note 13)	4,024	-	-	4,024
Other current liabilities (Note 14)	13,285	-	-	13,285
Total financial liabilities, including interest	$69,556	$4,734	$2,468	$76,758

Note 17.	Related Parties

Set out in the table below are the related parties with which Opera had transactions in the periods included in these consolidated financial statements.

Related parties	Nature of related party relationship
Beijing OFY Co., Ltd.	Key management personnel.
Keeneyes Future Holding Inc.	Entity controlled by Opera’s chairman and chief executive officer.
Kunlun Tech Co., Ltd., and its subsidiaries ("Kunlun")	Key management personnel and the ultimate parent of Opera.
nHorizon Innovation (Beijing) Software Ltd. and nHorizon Infinite (Beijing) Software Ltd.	Joint ventures of Opera until mid-2023, after which nHorizon Innovation is classified as an associate.
OPay Ltd., and its subsidiaries ("OPay")	Key management personnel and an associate of Opera until mid-2021.
Qifei International Development Co., Ltd.	Entity with significant influence over Opera.
Star Group Interactive Inc. ("Star X")	Subsidiary of Kunlun and associate of Opera until April 2022.
Wisdom Connection III Holding Inc.	Entity controlled by former director of Opera and member of key management personnel of Opera's parent.

At the time of the transactions disclosed in this note, Opera’s chairman and chief executive officer had control or significant influence over Beijing OFY, Keeneyes Future Holding, Kunlun, OPay, and Star X.

Transactions with Related Parties

On January 12, 2023, Opera entered into a share transfer agreement with Kunlun Tech Limited, a subsidiary of Kunlun, and Keeneyes Future Holding Inc., each a shareholder in Opera, for the sale of marketable securities, which Opera held as part of its investment program discussed in Note 16. The investment program was subsequently terminated. The share transfer agreement granted Opera the right and obligation to sell a variable number of marketable securities on January 31, 2023, to be determined by Opera but subject to an upper limit, for a fixed price per security sold determined as the daily average closing price over the 15 trading days preceding the agreement. As such, Kunlun Tech Limited and Keeneyes Future Holding Inc. were exposed to both upside and downside market price risk as of the date of the agreement. The transaction closed with a sufficient number of securities sold to offset the dividends payable to Kunlun Tech Limited and Keeneyes Future Holding Inc., equal to a total consideration of $59.0 million determined based on the agreed price per security. At the date of closing, the market value of the shares based on their then-quoted price per share was $74.0 million. Consequently, during the month of January 2023 Opera recognized $15.5 million of fair value gain and a partially offsetting loss on disposal of $15.0 million. The net gain of $0.5 million on the shares sold was recognized as part of the net gain (loss) on the investment portfolio, specified in Note 16.

On April 21, 2022, Opera sold its 19.4% ownership interest in Star X to Kunlun for a fixed consideration of $83.5 million in cash. An initial $28.4 million installment was received in 2022. In mid-2023, as Opera declared the first semi-annual dividend of $0.40 per ADS under the recurring cash dividend program adopted at the same time, the dividend payable on the ordinary shares held by Kunlun, totaling $25.1 million, was offset against Opera’s Star X receivable. Similarly, of the dividend declared in December 2023, an equal amount was offset against the receivable when the dividend was paid in January 2024. Future dividend payments on Kunlun’s ordinary shares in Opera will also be offset until the Star X receivable is fully settled. See Notes 12 and 16 for additional information about the receivable and dividend program, respectively.

Opera entered into a strategic cooperation agreement with nHorizon Infinite under which nHorizon Infinite sources advertising inventory from supply-side platforms and publishers for Opera to sell to its customers. nHorizon Infinite is entitled to 30% of the net revenue Opera generates from the sale of the inventory. At the time the agreement was entered into, nHorizon Infinite was classified as a joint venture, but subsequently the arrangement establishing joint control was terminated.

Opera acquired services from Kunlun, including a lease of office property in Beijing, China, and engineering services. Certain costs that Opera incurred due to being a subsidiary of Kunlun were reimbursed by Kunlun to Opera. Similarly, Opera incurred certain costs related to personnel who were engaged by Star X, which were reimbursed by Star X to Opera. Furthermore, at the end of 2022, Opera sold certain software to Kunlun in exchange for Opera being entitled to 1% of net profits generated from the software, if any, limited to $5.0 million. The software did not generate any profits in 2023.

In 2022 and 2023, Kunlun granted equity awards involving equity instruments of Kunlun to employees of Opera as compensation for services these employees provide to Opera. Opera does not have any obligation to settle the share-based payment transaction. Opera accounts for the fair value of the grants as a personnel expense over the vesting period with a corresponding increase in equity, effectively an equity contribution from the ultimate parent of Opera. See Note 4 for additional details on Kunlun's share incentive plan.

The table below summarizes transactions with related parties (in thousands):

	Year ended December 31,
	2021	2022	2023
Sales of goods and services:
Beijing OFY	$1,069	$256	$-
Kunlun	-	1,055	926
nHorizon Infinite	456	543	42
Purchases of goods and services:
Kunlun	2,207	5,737	1,361
nHorizon Infinite	-	1,777	2,448
Other transactions:
Keeneyes Future Holding:
- Sale of marketable securities (Note 16)	-	-	7,800
Kunlun:
- Share-based payment expense (Note 4)	-	1,865	6,450
- Sale of shares in Star X (Note 13)	-	83,468	-
- Interest income on receivable from sale of Star X (Note 13)	-	1,285	1,556
- Sale of marketable securities (Note 16)	-	-	51,208
Qifei International Development Co. Ltd.:
- Repurchase of shares (Note 16)	$-	$128,563	$-

See Note 4 for details on compensation for key management personnel of Opera.

Balances with Related Parties

Outstanding balances with related parties include trade receivables and payables related to the transactions disclosed above. Outstanding balances also include a receivable due from OPay for development and key management personnel services provided in 2020, and a receivable due from Wisdom Connection III Holding Inc. from a sale of shares in OPay in 2019. The table below specifies outstanding balances as of year-end (in thousands):

	As of December 31, 2022		As of December 31, 2023
	Receivables	Payables	Receivables	Payables
Kunlun (1)	$57,700	$3,516	$34,098	$372
nHorizon Infinite (2)	32	483	-	-
OPay	589	126	589	111
Wisdom Connection III Holding	500	-	500	-
Total	$58,821	$4,125	$35,187	$483

(1)	Of the total amount of receivables due from Kunlun, the receivable from the sale of Star X amounted to $56.4 million and $32.8 million as of December 31, 2022 and 2023, respectively.
(2)	nHorizon Infinite ceased to be a related party from mid-2023.

As of December 31, 2023, Opera had recognized loss provisions for receivables due from related parties of $0.3 million ( December 31, 2022: $0.1 million).

Note 18.	Events After the Reporting Period

In the beginning of 2024, the estimates for useful lives of servers and network equipment were changed from five to six years due to continuous improvements in hardware, software, and data center designs. Based on the carrying value of servers and network equipment as of December 31, 2023, the effect of this change in estimate is expected to be a reduction in depreciation expense of $0.3 million for the year ended December 31, 2024.

As a consequence of the dividend declared on December 12, 2023, and distributed on January 9, 2024, non-exercised RSU grants in Opera were adjusted with the dividend yield, resulting in an increase of 59,828 RSUs. Subsequent to February 29, 2024, an exercise period of Opera’s equity program took place from which 935,664 ADSs were transferred to employees of Opera.

In March 2024, Opera completed the acquisition of new AI data center infrastructure, an NVIDIA DGX SuperPod, with an acquisition cost of $18.6 million, paid in cash.