Form 20-F/A
period 2023-12-31
Opera Ltd
filed 2024-04-30
CIK 1737450

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

Yes ☐          No ☒

EXPLANATORY NOTE

We are filing this Form 20-F/A (this “Amendment No. 1”) to correct a technical error originating in the XBRL conversion process for our Form 20-F for the fiscal year ended December 31, 2023 previously filed on April 24, 2024 (the “Original Filing”):

In Note 11 to the consolidated financial statements included in the Original Filing, certain amounts included in a table were presented with four or five digits after the “,” thousand separators due to integer duplication. These amounts are corrected within Note 11 in this Form 20-F/A, and the Consent of Independent Registered Public Accounting Firm has been filed in this Amendment No. 1.

As required by Rule 12b-15 of the Securities and Exchange Act of 1934, as amended, we are also filing or furnishing the certifications required under Section 302 and Section 906 of the Sarbanes-Oxley Act of 2002 as exhibits to this Amendment No. 1.

This Amendment No. 1 does not affect any other parts of, or exhibits to, the Original Filing, nor does it reflect events occurring after the date of the Original Filing.

This Form 20-F/A is filed in its entirety. Other disclosures in this Amendment No. 1 are included for the convenience of the reader only and no other content has been updated from the Original Filing.

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

As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the U.S. Securities and Exchange Commission, our management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2023, based on the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our management has concluded that our internal control over financial reporting as of December 31, 2023, was not effective due to the presence of control deficiencies set out below in the section “Material Weakness in Internal Control over Financial Reporting,” which in accordance with the rules and regulations of the U.S. Securities and Exchange Commission constituted material weakness in our internal control over financial reporting. Rule 12b-2 of the Exchange Act defines a material weakness as a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.

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

Item 18. Financial Statements

The consolidated financial statements of Opera Limited are included at the end of this annual report. The following Note 11 should be read in conjunction with “Item 18. Financial Statements” and our consolidated financial statements and related notes included elsewhere in the Original Filing.

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

8.1*	Significant Subsidiaries and Consolidated Affiliated Entities of the Registrant
11.1*	Code of Business Conduct and Ethics of the Registrant
12.1**	Certification by the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2**	Certification by the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1***	Certification by the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2***	Certification by the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1**	Consent of KPMG AS, Independent Registered Public Accounting Firm
97.1*	Clawback Policy
101	Interactive Data Files (formatted in Inline XBRL (Extensible Business Reporting Language)). Submitted electronically with the annual report on Form 20-F/A
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed with the Original Filing on April 24, 2024.

**	Filed with this annual report on Form 20-F/A.

***	Furnished with this annual report on Form 20-F/A.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Opera Limited

By:	/s/ James Yahui Zhou
Name:	James Yahui Zhou
Title:	Chairman and Chief Executive Officer

Date: April 30, 2024

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

	Equity value						Time to exit (in years)						Probability
Scenarios	2022			2023			2022			2023			2022	2023
Initial public offering	$2,100	-	$5,000	$2,900	-	$8,000		1.5		1	-	3	30%	72%
Sale transaction	$2,000	-	$5,000	$3,500	-	$7,500	1	-	1.5	1	-	3	50%	8%
Dissolution		$400			$234			1.5			3		10%	10%
Redemption		$1,000			$1,000			1.5			3		10%	10%

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