Form 20-F
period 2025-12-31
Opera Ltd
filed 2026-03-27
CIK 1737450

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025.

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

Lin Song, Chief Executive Officer

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

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 89,648,056 ordinary shares, par value $0.0002 per share, as of December 31, 2025.

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
•
“ARPU,” which stands for “average revenue per user,” is calculated as our total advertising and query revenue in a given period, divided by our average MAUs in the period;
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
•
“reach” refers to active users of our applications, other users of our content, as well as individuals served by our Opera Ads audience extension software;
•
“shares” or “ordinary shares” refers to our ordinary shares, par value $0.0002 per share;
•
“SEC” refers to the United States Securities and Exchange Commission;
•
“U.S. dollars,” or “$” and refer to the legal currency of the United States; and
•
“Western markets” refers to Northern America, Europe, Israel and Turkey, but excluding former Soviet Union countries Armenia, Azerbaijan, Belarus, Kazakhstan, Kyrgyzstan, Moldova, Russia, Tajikistan, Turkmenistan, Uzbekistan, and Ukraine.

Differences between totals and the sum of the individual amounts in the tables are due to rounding.

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are forward-looking statements and can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “continue,” “likely to,” or similar expressions. Forward-looking statements include, among other things, statements regarding expectations about the growth of our business and revenues; factors that may affect such growth; trends, fluctuations and expectations relating to our revenues, margins, results of operations, key business metrics, costs and expenses, capital expenditures, liquidity and sources of funding; plans and expectations regarding our products and services, technological development and strategic initiatives or transactions; the impact of global macroeconomic, competitive and regulatory conditions; and other statements regarding our future operations, financial condition, prospects, and actual or potential risks and liabilities. Forward-looking statements are based on our current expectations and assumptions regarding future events and trends that we believe may affect our financial condition, results of operations, business strategy and financial needs.

Forward-looking statements are subject to risks, uncertainties and assumptions, including those described in “Item 3. Key Information—D. Risk Factors.” We operate in a rapidly evolving environment, and new risks emerge from time to time. It is not possible for our management to predict all risks, nor to assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we make. In light of these risks, uncertainties and assumptions, the future events and trends discussed in this annual report may not occur and actual results could differ materially and adversely from those expressed or implied by forward-looking statements.

Except as required by law, we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on forward-looking statements.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A.
[Reserved]
B.
Capitalization and Indebtedness

Not applicable.

C.
Reasons for the Offer and Use of Proceeds

Not applicable.

D.
Risk Factors

Investing in our ADSs involves risks. You should carefully consider the risks described below, together with all other information included in this annual report on Form 20-F. The risks described below are not the only risks we face, and additional risks and uncertainties that are not currently known to us or that we currently consider immaterial may also materially and adversely affect our business, financial condition, and results of operations. If any of these risks occur, the trading price of our ADSs could decline.

Summary of Risk Factors

The following summary highlights certain material risks that could adversely affect our business, financial condition, and results of operations and should be read together with the more detailed risk factors set forth below, which are organized under the same headings.

Risks Related to Our Business, Strategy and Operating Environment

•
The size, composition, and engagement of our user base are critical to our ability to monetize our products and services and achieve our strategic objectives.
•
We face intense competition across our products and services which could materially adversely affect our business.
•
Rapid technological change and platform evolution could adversely affect our business.
•
Operating and expanding across diverse and international markets presents operational, regulatory, and financial risks.
•
Our investments in new businesses, products, services, technologies and companies may not achieve expected results.
•
Global economic and geopolitical conditions could adversely affect our business.

•
Restrictions, sanctions and compliance requirements related to Russia could adversely affect our business.
•
Our brand and reputation could be harmed by competitive pressures or third-party conduct.
•
We are subject to risks related to litigation, including intellectual property claims and regulatory disputes.
•
Invalid or fraudulent advertising traffic could harm our advertising business.

Risks Related to Technology, Intellectual Property, Data Protection and Cybersecurity

•
Failures or limitations in our technology infrastructure could adversely affect our business.
•
The use of AI technologies in our products and services presents legal, regulatory and reputational risks.
•
Our ability to protect and enforce intellectual property rights is subject to significant risk.
•
Our reliance on open source software could adversely affect our business.
•
Third-party intellectual property claims could adversely affect our business.
•
Failure to obtain or enforce patent and trademark protection could adversely affect our business.
•
Our collection and use of user data could adversely affect user trust and our business.
•
Cybersecurity and data security incidents could adversely affect our business.
•
Our operations depend on the reliability and availability of our technology systems.

Risks Related to Third-Party Platforms, Services, and Dependencies

•
Changes in or loss of key third-party partnerships could adversely affect our business.
•
Third-party content or services could harm our reputation or expose us to liability.

Risks Related to Financial Reporting and Information Disclosure

•
Failure to maintain effective internal control over financial reporting could adversely affect our business.
•
The valuation of our OPay investment is highly uncertain and may result in material volatility in our results of operations.
•
Inaccuracies or misinterpretation of our operating metrics could harm our business.

Risks related to our ADSs, Share Ownership Structure, and Regulatory Status

•
The market price and trading volume of our ADSs may be volatile.
•
Returns on an investment in our ADSs depend on dividends and the market price of our ADSs.
•
Our status as a “controlled company” could adversely affect the corporate governance protections afforded to our ADS holders.
•
Compliance with multiple regulatory regimes may increase costs and limit operational flexibility.
•
Our status as a foreign private issuer results in different disclosure and governance requirements.
•
Holders of our ADSs may have limited ability to exercise voting rights with respect to the underlying ordinary shares.

Risks Related to Our Business, Strategy and Operating Environment

The size, composition, and engagement of our user base are critical to our ability to monetize our products and services and achieve our strategic objectives.

Our business and financial performance depend significantly on our ability to attract, retain, and engage users with demographics and usage patterns that support monetization. In recent periods, we have increasingly focused our user acquisition and product efforts on users where monetization potential is generally higher, such as in Western markets, which has resulted in slower growth or declines in users in certain other markets. While we believe this strategy improves long-term monetization, it may reduce our overall user base or limit our reach in certain regions.

Our results of operations may be adversely affected if we are unable to maintain or grow a user base with sufficient scale, geographic mix, and engagement levels. This could occur if we fail to:

•
maintain the relevance, quality, and performance of our products and services;
•
innovate and adapt to changes in user preferences, technology, or market trends, including the adoption of AI-enabled solutions;
•
effectively distribute our products across operating systems, devices, and platforms, including through third-party distribution partners;
•
sustain user trust with respect to privacy, security, and reliability; or
•
successfully introduce or cross-sell new products and services to our existing users.

In addition, focusing on higher-value users may expose us to greater competition in mature markets, higher user acquisition costs, or increased sensitivity to economic conditions affecting advertising demand. Efforts to attract, retain, or re-engage users may require significant ongoing investment in product development, infrastructure, and marketing, without assurance of corresponding returns.

If we are unable to retain or grow a user base with the scale, composition, and engagement necessary to support our monetization strategies, our revenues, business, financial condition, and results of operations could be materially and adversely affected.

We face intense competition across our products and services which could materially adversely affect our business.

We operate in highly competitive and rapidly evolving markets, including web browsers, digital advertising, content distribution, and digital wallets. Competition in these markets is intense, dynamic, and influenced by rapid technological change, shifting user behavior, and evolving regulatory and platform environments.

In the browser market, we compete with global browser developers such as Google (Chrome), Apple (Safari), Microsoft (Edge), and Samsung (Samsung Internet), many of which benefit from significant scale and distribution advantages derived from control over operating systems, devices, app stores, or default settings. These advantages may limit our ability to expand distribution, maintain user engagement, or monetize our user base. We also compete with independent and alternative browsers that differentiate on privacy, performance, AI functionality, or specialized use cases.

Competition in the browser market is increasingly shaped by artificial intelligence. Established competitors and new entrants, including companies primarily focused on AI platforms and search, are developing AI-enabled or AI-native browsers and browsing experiences that emphasize conversational interfaces, AI-generated responses, and task automation. These offerings and the continued evolution of AI platforms may affect traditional browsing and search behaviors, alter user expectations, and intensify competition for user attention, distribution partnerships, and monetization opportunities. Our ability to compete effectively depends on our ability to continuously evolve our browser offering, including the development, integration, and adoption of AI features, which may require significant investment and may not achieve expected user acceptance or economic returns.

Our audience extension and digital advertising businesses face significant competition from large global advertising and ad tech platforms, including vertically integrated ecosystems operated by Alphabet, Meta, ByteDance, and other providers of demand-side platforms, supply-side platforms, and advertising networks. Many of these competitors have substantially greater scale, access to proprietary user data, advertiser relationships, and measurement and attribution capabilities than we do. Competition depends on factors such as audience reach and quality, targeting effectiveness, access to inventory and demand, pricing, measurement, brand safety, and compliance with evolving privacy and data protection requirements. Competitors that control system-default browsers, operating systems, app stores, or more extensive advertising infrastructure may be better positioned to adapt to regulatory changes or to limit data access or interoperability in ways that disadvantage us.

We also compete with other digital publishers, platforms, and application providers for brand and performance-based advertising budgets. Advertisers may shift spending among channels based on actual or perceived return on investment, audience characteristics, ad formats, pricing, and macroeconomic conditions. Increased competition may result in pricing pressure, reduced demand, lower fill rates, or the need to introduce new ad formats or placements that could negatively affect user experience or engagement.

In addition, with MiniPay, we face competition in emerging and evolving markets for digital wallets, and payment-enabled applications. As a non-custodial crypto wallet, MiniPay competes with other custodial and non-custodial crypto wallet providers. In addition, MiniPay competes with more established global and regional payment platforms, financial institutions, mobile operating system providers, and fintech companies, many of which have greater brand recognition, user trust, regulatory experience, financial resources, and existing payment networks. Competitors may benefit from pre-installation, default status, established merchant acceptance, or integration with broader financial or social ecosystems. Competition in this area is influenced by regulatory requirements, user adoption, security and trust considerations, transaction costs, and the availability of alternative payment solutions. If MiniPay fails to achieve sufficient adoption, scale, or monetization, or if competitors introduce superior or more widely accepted offerings, its trajectory may be negatively affected.

Many of our competitors have significantly greater financial and human resources, proprietary data, and brand recognition than we do and may be better positioned to invest aggressively in new technologies, including AI, pursue acquisitions, or engage in pricing, bundling, or distribution strategies that we cannot match. Certain competitors may also leverage control over platforms, standards, or ecosystems to integrate competing features, modify rules or technical requirements, or otherwise disadvantage our products and services.

As we continue to evolve our products and introduce new features and services, including AI-enabled functionality and payment capabilities, we may experience increased competitive pressure, higher development and compliance costs, and greater execution risk. If we are unable to compete effectively, our user growth, engagement, monetization, and relationships with advertisers, partners, and users could be adversely affected, which could materially harm our business, financial condition, and results of operations.

Revenue concentration and exposure to key business partners could affect our results.

A limited number of business partners account for a significant portion of our revenue, and Google, our largest partner, continues to represent a material share of our total revenues. Although we seek to diversify our partner base, a small number of partners may continue to account for a significant portion of our revenues for the foreseeable future. As a result, our business and results of operations could be adversely affected by changes in our commercial relationships with these partners, including reductions, delays, non-renewal or termination of services, deterioration in a partner’s business or financial condition, payment delays or defaults, or our inability to replace a significant partner on comparable terms.

Our revenue is also geographically concentrated based on the domicile of certain major monetization partners, including partners located in Ireland, Singapore, and the United States. This geographic concentration does not necessarily reflect the location of our end users, but it exposes us to risks related to economic conditions, regulatory developments, tax regimes, and other country-specific factors applicable to those jurisdictions. Adverse developments affecting key partners or the jurisdictions in which they are domiciled could materially and adversely affect our business, financial condition, and results of operations.

A significant portion of our revenue is derived from arrangements that monetize user activity, including query revenue and advertising. For a discussion of risks related to changes in the search ecosystem, including regulatory developments affecting major search providers, see “—A substantial portion of our revenues is derived from users’ query activities within Opera browsers.” For additional information about our revenue composition and concentration, see Note 3 to our consolidated financial statements included elsewhere in this annual report.

A substantial portion of our revenues is derived from users’ query activities within Opera browsers.

A significant portion of our revenue is derived from arrangements that monetize users’ query activities across our products and services, including revenue-sharing arrangements with our partners. A substantial portion of our query revenue is generated through our relationship with Google. As a result, changes in query monetization models, search distribution mechanics, or regulatory requirements applicable to major search providers could reduce the value of the query traffic we generate.

The economics of query monetization depend on a range of factors outside our control, including partners’ pricing models, allocation of advertising demand, the terms of default placement and distribution arrangements, and broader changes in how traffic is monetized across digital platforms. Adverse changes in any of these factors could reduce query monetization rates or overall query revenue.

Legal and regulatory developments affecting search providers may further impact our query revenue. In August 2024, a U.S. district court ruled that Google violated U.S. antitrust laws relating to search and search advertising, and in December 2025, entered a final judgment imposing remedies that, among other things, restrict aspects of Google’s service distribution and require data-sharing and syndication measures. In January 2026, Google appealed the judgment and sought to pause implementation of certain remedies, and in February 2026, the U.S. Department of Justice (“DOJ”) and state attorneys general also appealed. While uncertainty remains, we anticipate that going forward Opera will continue to have search distribution agreements with Google for the U.S. market with commitment periods limited to one year.

Google is also subject to separate U.S. antitrust litigation filed by the DOJ and state attorneys general relating to its advertising technology. In April 2025, the court in the DOJ’s advertising technology case issued a mixed decision, finding that certain publisher-side practices violated antitrust laws while rejecting other claims. The parties proceeded to the remedies phase in September 2025, during which the DOJ proposed behavioral and structural remedies, and a final judgment is pending. A related case brought by state attorneys general is expected to proceed following resolution of remedies in the DOJ case. Likewise, the European Commission is conducting an investigation of Google’s search advertising auction practices.

Any remedies, settlements, or other outcomes arising from these proceedings, whether affecting Google or other query and advertising providers, could result in changes to distribution arrangements, default settings, monetization practices, or the broader ecosystem. Such changes could reduce the volume or monetization of searches and other queries generated through our browsers and adversely affect our revenue.

For additional information regarding risks related to revenue concentration and dependence on key business partners, see “—Revenue concentration and exposure to key business partners could affect our results.” For a discussion of broader risks related to AI technologies and changes in user behavior, see “—AI technologies may change how people access the internet and consume content, which could adversely affect our browser and advertising businesses.” For information about our revenue composition, see Note 3 to our consolidated financial statements included elsewhere in this annual report.

AI technologies may change how people access the internet and consume content, which could adversely affect our browser and advertising businesses.

Our primary products are web browsers, which have traditionally served as a gateway for users to access websites, content, and online services. Rapid advances in artificial intelligence, including large language models and agentic AI systems, are changing how users interact with the internet. Users may increasingly rely on AI-powered tools that generate synthesized responses or perform tasks on their behalf, reducing the need for conventional browsing, page navigation, and direct visits to websites.

We are responding to these developments by integrating AI-enabled features into our products, including agentic browsing capabilities. However, these initiatives involve significant execution, technological, and commercial risks. AI-driven interactions may reduce traditional browsing activity and user behaviors that support our existing advertising and monetization models, including within our own products. In addition, AI-based user experiences may not support advertising formats, targeting approaches, or pricing levels comparable to those historically associated with browser-based traffic.

Our Opera Ads platform depends on user reach, engagement, and the availability of advertiser-valued inventory across browsers and the broader digital ecosystem. If AI systems reduce traffic to publisher websites, shift consumption toward AI-generated outputs, or alter user engagement patterns, the volume, quality, and pricing of advertising inventory may decline. These effects could reduce advertiser demand and adversely affect our advertising revenues, both within our browsers and through third-party distribution.

While we continue to evaluate new monetization approaches, partnerships, and revenue models in response to these changes, there can be no assurance that our AI-enabled products or strategic initiatives will achieve market adoption, generate sustainable revenues, or offset declines in traditional browsing or advertising activity. If we are unable to adapt our products and monetization strategies effectively, our user engagement, competitive position, and financial performance could be materially and adversely affected.

Risks specific to search monetization models, search providers, and query revenue are discussed separately under “—A substantial portion of our revenues is derived from users’ query activities within Opera browsers.”

Rapid technological change and platform evolution could adversely affect our business.

The markets in which we operate are characterized by rapid and continual technological change. Our future success depends on our ability to meet changing user expectations and anticipate, adapt to, and effectively implement new technologies and evolving industry standards, and to maintain the performance, reliability, and relevance of our products and services.

Technological developments in devices, operating systems, networks, and platforms, particularly in mobile environments, may require us to modify or redevelop our products, services, or infrastructure, often at significant cost. If we are slow to introduce compatible or competitive offerings, or if our products and services fail to achieve user acceptance on new devices or platforms, we may lose users, market share, or monetization opportunities.

Adapting to new technologies may also require substantial investment in development, infrastructure, or third-party services, and these investments may not result in improved performance, adoption, or financial returns. If we fail to keep pace with technological change, our competitiveness and results of operations could be adversely affected.

Operating and expanding across diverse and international markets presents operational, regulatory, and financial risks.

Our business has become increasingly complex as we operate across multiple markets with differing economic conditions, infrastructure, legal and regulatory frameworks, and cultural norms, and as we continue to expand into new markets where we may have limited operating experience. Managing and scaling our operations across existing and new markets requires significant management attention, robust systems and controls, and may also require investment in personnel, infrastructure, and compliance capabilities.

Continued growth requires us to effectively scale our technology infrastructure, corporate functions, and internal controls to support geographically dispersed operations. If our systems, processes, or personnel do not scale effectively, or if we are unable to integrate new operations or acquisitions efficiently, our operational performance, financial reporting, and ability to provide timely and accurate information could be adversely affected.

Operating in diverse and fragmented markets exposes us to a range of legal and regulatory risks. Entering or expanding certain offerings in new jurisdictions may require licenses, permits, or regulatory approvals, and we may not be able to obtain, maintain, or renew such authorizations on acceptable terms or at all. Local laws and regulations, particularly those relating to data protection, localization, content, taxation, employment, anti-corruption, sanctions, export controls, and currency controls, may differ significantly across jurisdictions and may change unexpectedly or be subject to discretionary enforcement.

In many of the jurisdictions where we operate, legal and regulatory frameworks can be complex, ambiguous, and subject to broad or inconsistent interpretation. While this risk exists globally, it is particularly pronounced in emerging markets. In these regions especially, we have experienced, and may continue to face, unpredictable regulatory environments where government agencies may take aggressive enforcement postures. This can result in unanticipated and significant demands or retroactive assessments that differ materially from previously prevailing interpretations of applicable law. Defending against such regulatory actions, tax disputes, or legal challenges, regardless of their merit or ultimate outcome, can be highly disruptive. Such defense efforts may require substantial legal and administrative expenses and could divert management attention away from our core business operations. Furthermore, compliance with complex or shifting requirements may increase our broader operating costs, limit our operational flexibility, or require us to modify or cease certain activities in specific markets. In some jurisdictions, compliance with local laws or regulatory demands, including content restrictions or disclosure requirements, could also adversely affect our brand or reputation.

Our international operations also expose us to operational and financial risks, including political, social, or economic instability; difficulties in hiring, retaining, and managing employees across multiple jurisdictions; reduced protection of intellectual property rights in certain markets; higher levels of credit risk and payment fraud; trade restrictions and tariffs; and challenges in repatriating or freely moving cash. As a greater portion of our revenues and expenses may be generated or denominated in currencies other than the U.S. dollar, our results of operations may become more sensitive to currency exchange rate fluctuations.

Digital business models are subject to increasing scrutiny by tax, data protection, and other regulatory authorities globally, particularly where activities are conducted on a cross-border basis without a physical presence. Managing tax compliance across multiple jurisdictions is complex and may result in increased tax liabilities, disputes, or penalties.

If we are unable to effectively manage the operational, regulatory, financial, and organizational complexity associated with operating in existing markets and expanding into new markets, our business, financial condition, and results of operations could be materially adversely affected.

Our investments in new businesses, products, services, technologies and companies may not achieve expected results.

We have invested, and expect to continue to invest, in new businesses, products, services, technologies, and strategic initiatives, including areas such as gaming, artificial intelligence, digital payments, and related ecosystems. Many of these initiatives involve new or evolving markets, business models, or regulatory frameworks, and we have limited operating experience in certain aspects of their development, commercialization, and compliance. As a result, it may be difficult to evaluate their prospects, and they may not achieve expected levels of adoption, growth, or profitability.

The success of our new initiatives depends on a number of factors, including our ability to develop competitive offerings, obtain required regulatory approvals, licenses, or permits, manage operational and compliance requirements, and effectively promote new products and services to our existing users. Cross-promotion efforts may not be successful, and the costs of development, infrastructure, marketing, and compliance may exceed anticipated benefits. Failure to successfully manage or scale these initiatives could adversely affect our financial condition and results of operations.

We also hold minority investments in other entities and investment vehicles, including OPay, the MiniPay Fund managed by Verda Ventures and nHorizon Innovation. These investments do not provide us with control over operations or governance, and their performance is subject to business, financial, regulatory, and operational risks beyond our control. Such investments may not generate the strategic or financial benefits we expect. In addition, weaknesses in the operations, internal controls, or compliance practices of investees could expose us to reputational harm or financial loss. If our investments in new initiatives or minority interests do not perform as expected, our business, financial condition, and results of operations could be adversely affected. See “—Impairment charges or credit losses could adversely affect our results of operations,” “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Major Factors Affecting Our Results of Operations—Investments and Acquisitions” and Note 11 to our consolidated financial statements included elsewhere in this annual report for additional information regarding our minority investments in other entities.

Market, regulatory, and commercial uncertainties could adversely affect MiniPay and our Web3 Initiatives.

We offer MiniPay, a non-custodial stablecoin wallet, and we may pursue additional web3 or blockchain-related initiatives as part of our broader product strategy. The long-term adoption of crypto assets and blockchain-based products by consumers, merchants, and regulators remains uncertain. User demand for such products may be volatile, influenced by market sentiment, trust in crypto assets, and broader macroeconomic and industry conditions. If user adoption, transaction volumes, or ecosystem participation do not develop as expected, our ability to grow, sustain, or monetize MiniPay could be adversely affected.

MiniPay operates in a rapidly evolving regulatory environment. Crypto assets, stablecoins, and non-custodial wallets are subject to heightened and increasing regulatory scrutiny across many jurisdictions, driven by concerns relating to consumer protection, fraud, illicit activity, financial stability, and other public policy objectives. The legal and regulatory treatment of these products varies significantly by jurisdiction and continues to evolve. New or amended laws, regulations, enforcement actions, or judicial decisions could impose additional compliance requirements, restrict or prohibit certain activities, or limit the markets in which we can offer MiniPay, increasing costs or reducing its addressable market.

The commercial viability and scalability of MiniPay also depend on our ability to establish and maintain effective monetization and distribution arrangements. At present, MiniPay relies on a limited number of key partners, including our collaboration with the AP Grant Foundation Company, to support its commercial development. If these partners modify, terminate, or fail to perform under existing arrangements, or if alternative commercial arrangements are not available on acceptable terms, our ability to generate revenue from MiniPay, justify continued investment in the product, or achieve sustainable scale could be adversely affected.

If market adoption, regulatory developments, or commercial conditions limit the sustainability, scalability, or geographic availability of MiniPay, we may be required to modify our strategy, reduce investment, or discontinue certain initiatives, which could materially and adversely affect our business, financial condition, and results of operations. Risks related to our reliance on underlying blockchain platforms and third-party technical or operational dependencies are described under “—MiniPay’s reliance on the Celo blockchain and other third-party platforms and infrastructure exposes us to operational risks outside our control.”

Global economic and geopolitical conditions could adversely affect our business.

Our financial performance is affected by global macroeconomic and geopolitical conditions, including inflation, changes in interest rates and credit availability, trade restrictions and tariffs, geopolitical conflicts, supply chain disruptions, and currency fluctuations. Specifically, the outbreak of military conflict in Iran and the broader Middle East in early 2026 has triggered severe volatility in global energy markets, exacerbating inflationary pressures and elevating the risk of a broader economic slowdown. Adverse economic conditions driven by these or other factors may reduce advertiser spending, which could materially and adversely affect our revenue, financial condition, and results of operations. Certain jurisdiction-specific risks, including those related to Russia and associated sanctions and restrictions, are discussed in more detail under “—Restrictions, sanctions and compliance requirements related to Russia could adversely affect our business.”

We operate in multiple jurisdictions and are exposed to foreign exchange rate fluctuations. Most of our revenue is denominated in U.S. dollars and euros, while a significant portion of our operating expenses are incurred in these and other currencies, including the Norwegian krone, Chinese renminbi, Polish zloty, Swedish krona, British pound and Singapore dollar. In addition, although payments from global partners are typically made in major international currencies, the underlying transactions on which our revenue is based may be denominated in local currencies prior to conversion, creating indirect or less visible currency exposure. This currency volatility may be severely exacerbated by ongoing geopolitical shocks, particularly in emerging markets highly sensitive to global energy prices.

Macroeconomic uncertainty may increase our operating and financing costs through higher inflation, labor costs, energy and data center hosting costs, and interest rates, and may limit access to credit. If we are unable to offset these cost increases through pricing, efficiency improvements, or other measures, our margins and results of operations could be adversely affected. Currency volatility, which may be exacerbated by inflation or, in certain jurisdictions, hyperinflation, could further increase expenses or reduce revenue. In markets experiencing hyperinflation, we may be required to restate the financial statements for the changes in the general purchasing power of the local currency, which could materially affect our reported financial results and financial position. See Note 2 to our consolidated financial statements included elsewhere in this annual report for additional information.

If macroeconomic or geopolitical conditions deteriorate or remain volatile, or if foreign exchange fluctuations intensify, our business, financial condition, and results of operations could be materially adversely affected.

Restrictions, sanctions and compliance requirements related to Russia could adversely affect our business.

Russia’s military invasion of Ukraine in February 2022 has resulted in extensive sanctions, export controls and other restrictive measures imposed by the European Union, the United States, the United Kingdom, Norway and other jurisdictions. These measures, as well as any future expansion or tightening of sanctions, have materially affected, and may continue to affect, our operations, revenue and financial performance.

As a result of EU sanctions prohibiting the provision of advertising services to entities established in Russia, we have terminated advertising contracts with Russian customers and taken other compliance-related actions. Sanctions and related restrictions have reduced our ability to monetize users and customers in Russia and may continue to limit our operations in affected jurisdictions. They have also increased compliance costs and may contribute to broader macroeconomic effects, including volatility in foreign exchange rates, advertising demand and global economic conditions, which could adversely affect our revenue and costs as reported in U.S. dollars. See “Item 4. Information on the Company—B. Business Overview—Regulations—European Economic Sanctions” for additional details.

Although we no longer have any customers domiciled in Russia, certain of our transactions relate to monetization of users in Russia, including with respect to search distribution. Although these arrangements are not currently subject to sanctions or export controls, there can be no assurance that existing restrictions will not be expanded or that additional sanctions will not be imposed in the future. Any such measures could further restrict our ability to conduct business or generate revenue from users in Russia and could have a material adverse effect on our business, financial condition, and results of operations.

Our brand and reputation could be harmed by competitive pressures or third-party conduct.

Our brand and reputation are important to attracting and retaining users, partners, and advertisers and to the competitiveness of our products and services, including with respect to product quality, trust, and innovation. While we invest in marketing and brand-building activities, there can be no assurance that these efforts will be effective or cost-efficient.

Our brand and reputation may also be harmed by adverse actions by third parties, including the dissemination of false, misleading, or malicious information about our business or management through social media, online forums, or other public channels. Such information may spread rapidly, anonymously, and without verification, and could damage user trust or relationships with partners and advertisers before we are able to respond. Third-party conduct may also include complaints or allegations submitted to regulatory or other authorities, which, even if unfounded, could result in investigations or inquiries requiring significant management time and expense and may not be resolved quickly or conclusively.

If our products or services fail to meet user expectations, if our brand initiatives do not achieve their intended impact or require disproportionate spending, or if we are unable to effectively mitigate the impact of false or malicious statements or third-party complaints, our brand and reputation could be harmed. Any such harm could adversely affect user acquisition, engagement, monetization, regulatory scrutiny, or the trading price of our ADSs, and could materially adversely affect our business, financial condition, and results of operations.

We are subject to risks related to litigation, including intellectual property claims and regulatory disputes.

From time to time, we may be a party to claims, lawsuits (including purported class actions), regulatory or governmental investigations, and other proceedings. These matters may relate to, among other things, intellectual property, privacy and data protection, consumer protection, advertising and marketing practices, competition, labor and employment, securities, tax, import and export practices, commercial disputes and other matters. As our products and services evolve, operate at greater scale, and expand across jurisdictions, the frequency and complexity of these matters may increase.

Legal and regulatory proceedings, regardless of their merits or outcome, can result in substantial costs and liabilities, require significant management time and resources, and divert attention from operating our business. We may choose to settle claims to avoid the expense and uncertainty of litigation, and settlements may include monetary payments or non-monetary obligations that are unfavorable to us. If we are found to have violated laws or infringed third-party rights, we could be required to pay damages, penalties, or other amounts; obtain licenses on terms that may be costly or unavailable; modify or discontinue products, features, or business practices; implement additional compliance measures; or be subject to injunctive relief or other remedies that could restrict our operations. Any of the foregoing could adversely affect our business, financial condition, results of operations, and reputation.

Invalid or fraudulent advertising traffic could harm our advertising business.

Our business is exposed to online advertising fraud, including invalid or non-human traffic generated by bad actors that does not reflect genuine user interest or intent. We seek to detect and prevent such activity and expect our advertising and monetization partners to do the same; however, neither we nor our partners can reliably detect or prevent all forms of advertising fraud.

If significant advertising fraud occurs in connection with campaigns on our platforms or third-party inventory, advertisers may experience reduced returns, lose confidence in the integrity of our systems, or reduce or discontinue spending with us. We may also face contractual disputes or penalties. Any of these outcomes could reduce demand for our advertising offerings and adversely affect our revenue, business, and results of operations.

Our success depends on our ability to attract and retain key personnel.

Our future success depends in part on the continued service of our executives and other key employees. The loss of any key personnel, or difficulties in replacing them on a timely basis, could disrupt our operations, delay execution of our strategy, and increase recruitment and training costs.

To operate and grow our business, we must attract, develop, and retain highly skilled employees in a competitive global labor market. Recruiting, integrating, and retaining qualified personnel requires significant time, management attention, and expense, and competition for talent may require us to offer higher compensation, including equity-based incentives, without assurance of commensurate returns. Changes in our management team or difficulties in effective collaboration among personnel may also adversely affect execution.

Our ability to hire and retain talent may be further constrained by local labor laws, immigration restrictions, or other regulatory requirements in certain jurisdictions. If we are unable to effectively manage succession, attract and retain qualified personnel, or maintain an effective management team, our business, growth prospects, and results of operations could be adversely affected.

We may require additional capital but may not be able to obtain it on favorable terms or at all.

While we believe our existing cash resources are sufficient to fund our current operations and near-term growth initiatives, we may require additional capital to support future growth, product development, or potential investments or acquisitions. If our cash resources are insufficient, we may seek to raise capital through equity or debt financings or by entering into credit arrangements.

Our ability to obtain external financing on acceptable terms, or at all, may depend on a variety of factors, including market conditions, interest rates, inflation, geopolitical developments, the availability and liquidity of capital and credit markets, governmental regulations, and our financial condition, results of operations, cash flows, and share price performance. There can be no assurance that financing will be available when needed or on terms favorable to us.

Any future indebtedness could result in debt service obligations and might impose operating or financial covenants that may restrict our business or operational flexibility. In addition, the issuance of equity or equity-linked securities could result in dilution to existing shareholders. If we are unable to raise additional capital when required, our liquidity, growth plans, and business could be materially adversely affected.

Natural disasters, public health emergencies, or other disruptive events could adversely affect our business.

Our business and operations could be adversely affected by natural disasters, public health emergencies, terrorist attacks, armed conflict, acts of violence, or other events causing social or economic instability. Such events could disrupt our operations, require the temporary or permanent closure of facilities, impair the availability of personnel or infrastructure, or adversely affect our users, partners, and advertisers.

Disruptive events may also lead to broader economic uncertainty, changes in user behavior, reduced advertising demand, or operational challenges for our monetization partners, which could negatively affect our operating and financial results. These impacts may be difficult to predict, vary in severity and duration, and could cause our results to fluctuate significantly.

If such events are prolonged or recur, they could materially adversely affect our business, financial condition, results of operations, and the trading price of our ADSs.

Our insurance coverage may be insufficient to cover losses.

Our insurance coverage may be insufficient to cover all losses or liabilities arising from damage to our platforms, technology infrastructure, or interruptions to our business operations. Certain risks may be excluded from coverage or subject to coverage limits or deductibles.

Any uninsured or underinsured loss could require us to incur substantial costs, divert management and financial resources, or otherwise adversely affect our business, financial condition, and results of operations.

Our revenue and results of operations are subject to seasonal and other fluctuations.

Our business is subject to seasonality and other fluctuations that can affect our revenue and results of operations. Revenue from e-commerce, travel, and search partners typically varies based on seasonal consumer behavior, including holiday-driven spending and travel patterns. In addition, we have limited operating history in certain newer business areas, which may make it difficult to predict seasonal or other revenue patterns.

Seasonal trends may also become less predictable due to macroeconomic and geopolitical factors, including inflation, changes in interest rates, supply chain disruptions, trade restrictions, and geopolitical conflicts. As a result, our revenue and results of operations may fluctuate from period to period and may be difficult to forecast.

Changes in tax laws, interpretations, or challenges to our tax structure could adversely affect our results.

The application of tax laws across multiple jurisdictions is complex, evolving and subject to interpretation, and depends in part on our ability to operate consistently with our structure and intercompany arrangements. Tax authorities may challenge our transfer pricing methodologies or other aspects of our intercompany and related-party transactions, or determine that our operations do not achieve the intended tax treatment. Such challenges could result in additional tax liabilities, penalties, interest, or an increase in our effective tax rate, which could adversely affect our financial condition and results of operations.

Tax laws, regulations and enforcement practices in the jurisdictions in which we operate are subject to change and increasing scrutiny. Governments worldwide continue to implement and consider significant tax reforms, including measures related to the taxation of multinational enterprises, digital services, minimum taxes, and cross-border profit allocation, such as those arising from the OECD’s Base Erosion and Profit Shifting (“BEPS”) initiatives and the global minimum tax framework. These or similar developments could increase our tax obligations, require changes to our corporate structure or operating model, limit the effectiveness of our tax planning strategies, or result in double taxation. In addition, changes in the interpretation or application of existing tax rules, including through audits, administrative guidance, or judicial decisions, could adversely affect our tax position.

The determination of our income tax provisions requires significant judgment, and the ultimate tax treatment of many transactions is uncertain. Our effective tax rate may also be affected by factors beyond our control, including changes in the geographic mix of earnings, the utilization of tax assets, foreign currency movements, and changes in tax laws, regulations, or interpretations in the jurisdictions in which we operate. Any of these factors could materially adversely affect our financial condition and results of operations.

Our holdings of crypto assets, including stablecoins, could adversely affect our financial results.

We hold crypto assets, including stablecoins, as part of our operations and strategic initiatives. As of December 31, 2025, we held crypto assets classified as intangible assets with a carrying amount of $0.2 million and stablecoins accounted for as financial assets measured at fair value through profit or loss with a carrying amount of $0.9 million. A substantial portion of our crypto asset holdings is derived from a strategic partnership with the AP Grant Foundation Company. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Liquidity and Material Cash Requirements—Contractual Obligations.” Although we have guidelines intended to limit our exposure, including caps on holdings and conversion policies, our exposure to crypto assets may increase as we pursue additional blockchain-related opportunities.

The value of crypto assets is highly volatile, and our ability to convert crypto assets into fiat currencies or stablecoins may be limited by market liquidity, trading disruptions, or exchange restrictions. As a result, fluctuations in market value or liquidity constraints could adversely affect our financial results.

Crypto assets rely on blockchain and other technologies for their creation, existence, and transactional validation on their respective networks. This reliance subjects crypto assets, cryptocurrency exchanges, and other blockchain intermediaries to unique risks related to cybersecurity, malicious attack, and technological obsolescence. While we believe we have taken reasonable measures to secure our crypto assets, these risks, in addition to human errors and computer malfunctions, may result in theft, loss or destruction of private keys needed to access the crypto assets we hold, in which case we may lose part or all of the crypto assets we hold, and our financial condition and results of operations may be harmed.

Under IFRS Accounting Standards, most crypto assets are currently accounted for as intangible assets with indefinite useful lives. This requires us to recognize impairment losses when their value declines, while increases in value above our cost are not recognized until disposition. In addition, accounting standards for crypto assets may change, which could require us to modify our accounting treatment or acquisition strategies in the future. See Note 10 to our consolidated financial statements and “—Impairment charges or credit losses could adversely affect our results of operations” for additional information.

Impairment charges or credit losses could adversely affect our results of operations.

We carry significant amounts of goodwill, intangible assets, and property and equipment on our balance sheet, primarily related to our acquisition of Opera Norway AS in 2016. As of December 31, 2025, goodwill and other intangible assets totaled $430.3 million and $98.9 million, respectively, and property and equipment totaled $32.7 million. These assets are tested for impairment when events or changes in circumstances indicate that their carrying amounts may not be recoverable. Irrespective of any impairment indicators, goodwill and other indefinite-lived intangible assets are tested annually for impairment. In assessing impairment, we consider a range of internal and external factors, including changes in operating performance, technology, competition, user behavior, and market conditions. Impairment losses on intangible assets amounted to $0.1 million in 2024 and $1.9 million in 2025. Future adverse developments could require additional impairment charges, which could be material and adversely affect our results of operations. See Notes 9 and 10 to our consolidated financial statements for additional information.

We also hold minority investments in unconsolidated entities, including OPay, accounted for at fair value through profit or loss, as well as the MiniPay Fund managed by Verda Ventures and nHorizon Innovation, both accounted for using the equity method. As of December 31, 2025, the carrying amounts of these investments were $294.6 million, $4.0 million, and nil, respectively. The valuation and recoverability of these investments depend on significant estimates and assumptions, including the investees’ operating performance and prevailing market conditions. Although we recognized unrealized fair value gains on OPay in 2025 and in prior periods, future periods may reflect losses if estimated values decline. Any impairment or fair value losses on these investments could materially adversely affect our financial condition and results of operations. See Note 11 to our consolidated financial statements included elsewhere in this annual report for additional information on our investments in unconsolidated entities.

In addition, we are exposed to credit risk related to trade receivables. We recognize an allowance for expected credit losses based on historical loss experience, current conditions, and reasonable and supportable forecasts. Adverse changes in macroeconomic conditions, customer liquidity, advertiser spending patterns, or partner financial stability could increase the risk of non-payment or delayed payment and require us to increase our allowance for expected credit losses. Any material increase in credit losses or deterioration in the collectability of our trade receivables could adversely affect our results of operations and financial position. See Notes 12 and 15 to our consolidated financial statements included elsewhere in this annual report for additional information on our exposure to credit risk and provisions for expected credit losses.

Risks Related to Technology, Intellectual Property, Data Protection and Cybersecurity

Failures or limitations in our technology infrastructure could adversely affect our business.

We continuously invest in upgrading and maintaining our technology infrastructure to support performance, scalability, reliability, and integration across our platforms. These efforts require significant ongoing investment of time and resources, including hardware, software, and skilled engineering personnel. There can be no assurance that such investments will be sufficient or will deliver the expected benefits.

If we fail to adequately develop, maintain, or scale our technology infrastructure or proprietary systems, we may experience system disruptions, security incidents, performance degradation, reduced user satisfaction, or delays in producing accurate operating or financial information. In addition, because many of our platforms rely on internally developed and proprietary software, defects, failures, or limitations in these systems may be more difficult to detect, remedy, or replace.

Any material failure, disruption, or inability to effectively upgrade our technology infrastructure could adversely affect our business, financial condition, results of operations, and reputation.

The use of AI technologies in our products and services presents legal, regulatory and reputational risks.

We increasingly incorporate artificial intelligence technologies into our products and services. These technologies are complex, rapidly evolving, and subject to significant technical, legal, regulatory, and ethical uncertainty. The use of AI may not deliver the anticipated benefits and could expose us to increased costs, liabilities, or reputational harm.

AI-powered features may not be adopted by users or may fail to meet expectations regarding accuracy, reliability, transparency, or performance. AI systems, including large language models accessed through our products, may produce inaccurate, biased, misleading, or otherwise undesirable outputs due to limitations in training data, model design, or predictability. Such limitations may stem from data that is insufficient, erroneous, stale, biased, or in violation of intellectual property rights. In addition, AI systems can be adversely impacted by unforeseen defects, technical challenges, cybersecurity threats, or material performance issues. Such outcomes and incidents could reduce user trust, impair engagement, damage our brand, or could lead to civil liabilities.

AI-generated outputs may give rise to intellectual property, data protection, consumer protection, defamation, or other legal claims. The legal framework governing the training, deployment, and use of generative AI remains unsettled, including the permissibility of using copyrighted works to train models and the availability of fair use or similar defenses. If providers of AI models we rely on incur increased costs, licensing obligations, restrictions, or liability, or if access to certain models is limited or withdrawn, our ability to offer or enhance AI-powered features could be adversely affected, and our operating costs may increase.

We rely on a combination of internally developed systems and third-party AI models, tools, and infrastructure. Disruptions, pricing changes, usage restrictions, security incidents, or strategic decisions by third-party providers could impair our operations or limit our flexibility. Operating and scaling AI infrastructure also requires significant investment and may not generate expected returns.

The use of AI presents ethical, social, and reputational risks. If AI-enabled features are perceived to facilitate misinformation, harmful content, discrimination, or invasions of privacy, we could face user attrition, regulatory scrutiny, or reputational harm, even if such outcomes are unintended.

Regulation of AI is expanding rapidly and remains fragmented across jurisdictions. New or evolving laws and standards may require us to modify our products or business practices, increase compliance costs, limit certain features, or expose us to enforcement actions or liability. The scope and impact of these requirements remain uncertain.

If we are unable to manage these risks effectively, our ability to innovate, compete, and maintain user trust could be adversely affected, which could materially harm our business, financial condition, and results of operations.

Our ability to protect and enforce intellectual property rights is subject to significant risk.

Our patents, copyrights, trademarks, trade secrets, and other intellectual property are important to our business. We rely on a combination of intellectual property laws and contractual arrangements to protect these rights; however, such protections may be difficult to obtain, maintain, or enforce, particularly in certain jurisdictions where legal standards, judicial interpretation, or enforcement practices may be uncertain or inconsistent.

Unauthorized use or misappropriation of our intellectual property by third parties, breaches of contractual protections, or limitations on available remedies could adversely affect our competitive position and reputation. Policing infringement is often difficult, time-consuming, and costly, and the measures we take may be insufficient to prevent misuse of our intellectual property. In addition, our trade secrets may be disclosed, lost, or independently developed by competitors.

Enforcing our intellectual property rights may require litigation, which could result in substantial costs and divert management and financial resources, and there can be no assurance that we would prevail. Any inability to effectively protect or enforce our intellectual property rights could materially adversely affect our business, financial condition, and results of operations.

Our reliance on open source software could adversely affect our business.

We incorporate open source software in our products and services, including browser technologies derived from the Chromium project. We distribute our software applications for use on operating systems based on Android and Linux open source projects. We also contribute to open source software communities and release certain internal software projects under open source licenses. While our engagement with and reliance on open source projects provides significant technical and development benefits, it also exposes us to legal, operational, and strategic risks.

The terms of many open source licenses have not been extensively interpreted by courts, and there is a risk that such licenses could be construed in ways that impose unanticipated conditions or restrictions on our ability to use, modify, or distribute our software. We may also face claims alleging non-compliance with open source licenses or seeking to require the disclosure of proprietary source code, the purchase of licenses, or the modification or discontinuation of affected products. Resolving such claims could require significant management attention, legal expense, or costly re-engineering efforts, which may not be successful.

In addition, open source software is typically provided without warranties or assurances regarding the origin or functionality of the code, which may in certain cases increase the risk of security vulnerabilities, defects, or intellectual property claims. To the extent we contribute proprietary code to open source projects, our ability to protect related intellectual property rights may be limited. Any failure to effectively manage these risks could adversely affect our business, financial condition, and results of operations.

Third-party intellectual property claims could adversely affect our business.

We may be subject to claims that our products, services, technologies, or intellectual property infringe the patents, copyrights, or other intellectual property rights of third parties. We also operate platforms, including content discovery and distribution services, that display or distribute third-party content, and we cannot assure that we or third-party content providers have obtained all necessary rights with respect to such content.

We have been, and may continue to be, subject to intellectual property claims or legal proceedings in the ordinary course of business. Defending against such claims, regardless of merit, can be costly, time-consuming, and disruptive to our operations. If any claims are successful, we may be required to pay damages or licensing fees, modify or discontinue affected products or services, or develop alternative solutions, which may not be feasible or cost-effective.

Any material infringement claims or restrictions on our use of third-party intellectual property could disrupt our business, increase costs, or adversely affect our financial condition and results of operations.

Failure to obtain or enforce patent and trademark protection could adversely affect our business.

We apply for patents and trademark registrations, including for our Opera brand and related marks, in jurisdictions where we operate. The approval of these applications, as well as changes in registrations, is subject to review by relevant authorities and may be delayed, limited, or denied due to prior rights or other grounds. We cannot assure you that any pending patent or trademark applications will be approved.

Even if approved, issued patents or registered trademarks may be limited in scope, subject to challenge, or insufficient to prevent third parties from using similar technologies or marks. Any failure to obtain, maintain, or enforce adequate patent or trademark protection could adversely affect our competitive position, brand value, or business.

Our collection and use of user data could adversely affect user trust and our business.

We collect, process, and share certain user data, including personal data, to operate and improve our products and services, support advertising, and deliver personalized content. We also process data in connection with AI-enabled features and advertising activities, including data obtained through third-party websites, applications, and services with which we may have limited visibility or direct relationships.

Concerns about the collection, use, sharing, or security of user data, whether well-founded or not, could harm our reputation, reduce user trust or engagement, and subject us to regulatory inquiries or enforcement actions. While we seek to comply with applicable data protection and privacy laws and to be transparent in our disclosures, actual or perceived failures to do so, or misuse of data by third parties with whom we interact, could result in investigations, litigation, fines, or other liabilities, as well as negative publicity.

Any of these outcomes could adversely affect our business, results of operations, and reputation.

Evolving privacy and consumer protection laws could adversely affect our business.

We are subject to a wide range of laws and regulations that are central to our business, including those relating to user privacy, data protection, artificial intelligence, protection of minors, rights of publicity, and consumer protection. These requirements are complex, evolving, and differ significantly across jurisdictions. In certain regions, including the European Economic Area, regulators and courts have applied data protection and related laws strictly, particularly in areas involving international data transfers, digital advertising, and the use of personal data in AI-enabled services.

Privacy and data protection laws continue to expand globally, including in jurisdictions significant to our business such as the United States, the European Union, and various emerging markets. New or amended laws, regulations, and enforcement approaches, particularly those affecting data sharing, targeted advertising, or AI-related processing, may impose additional obligations, restrict certain business practices, or increase compliance costs. The interpretation and application of these requirements are often uncertain and may change over time, including through regulatory guidance, enforcement actions, or judicial decisions.

Actual or alleged non-compliance with applicable laws and regulations, or changes in their interpretation or enforcement, could result in investigations, claims, fines, litigation, reputational harm, or the need to modify our products, services, or data practices. Any of these outcomes could adversely affect our user growth, engagement, operating costs, and business results. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Data Protection and Information Security” for additional information.

Cybersecurity and data security incidents could adversely affect our business.

We collect, store, and process personal and other sensitive data in the ordinary course of our business, which makes us and our third-party service providers targets for cybersecurity threats. We have experienced, and expect to continue to experience, attempts to gain unauthorized access to our systems or data through a variety of means, including hacking, malware, phishing, social engineering, and attacks on third-party vendors.

Cyber threats are increasingly sophisticated, difficult to detect, and constantly evolving, including through the use of artificial intelligence and other advanced technologies. Certain attacks may be state-sponsored or influenced by geopolitical developments, further increasing their scale and complexity. While we have implemented security measures designed to protect our systems and data, no safeguards are foolproof, and we cannot assure you that our measures or those of our service providers will prevent all security breaches, disruptions, or data compromises.

In addition, certain parts of our business rely on third-party payment processors and other vendors that may hold funds or process data on our behalf. Security failures or operational disruptions affecting these third parties could result in financial losses, service interruptions, or reputational harm to us, even if our own systems are not compromised.

Any actual or perceived cybersecurity incident, including unauthorized access to or disclosure of data, system disruption, loss of data integrity, or failures by third-party providers, could result in violations of privacy or other laws, regulatory investigations, litigation, financial losses, increased remediation costs, reputational harm, or loss of user, partner, or advertiser trust. Any such outcomes could materially adversely affect our business, financial condition, and results of operations. See “Item 16K. Cybersecurity” for additional information.

Third-party software interference could adversely affect user experience.

Our business may be adversely affected by third-party software applications, whether intentional or malicious, that interfere with the operation of our products on users’ devices. Such software may alter device settings, hijack queries, modify or replace search results, or otherwise disrupt our ability to deliver content and services to users, sometimes without the user’s knowledge or consent.

Interference by third-party software can degrade user experience, be difficult to detect or remove, and may cause users to attribute resulting issues to our products rather than to the interfering software. In addition, software installed on devices where our applications are pre-installed may be incompatible with or impair the operation of our products, reducing usage or engagement.

If we are unable to effectively prevent, detect, or mitigate interference by third-party software, our ability to provide a consistent and high-quality user experience, maintain user trust, and support monetization could be adversely affected.

Our operations depend on the reliability and availability of our technology systems.

Interruptions or failures of our information technology, communications systems, or those of third-party data centers and internet properties on which we rely could impair our ability to deliver our services. Our operations may also be disrupted by natural disasters, power or telecommunications outages, cybersecurity incidents, or other events beyond our control.

Our systems rely on third-party providers of hosting, co-location and other similar services, and while we maintain disaster recovery and business continuity measures, these measures may not address all potential scenarios. Some systems may not be fully redundant, and disruptions at third-party facilities, including unplanned closures or security incidents, could result in partial or prolonged service interruptions.

Any significant interruption, degradation in performance, or increase in response times could negatively affect user experience, user engagement, advertiser demand, and our reputation. Addressing these risks may require additional capital expenditures, including investments in redundancy, infrastructure, or alternative hosting arrangements. Any of these factors could adversely affect our business, financial condition, and results of operations.

Risks Related to Third-Party Platforms, Services, and Dependencies

Changes in or loss of key third-party partnerships could adversely affect our business.

Our business and growth strategy involve collaborations with third parties that provide access to user traffic, distribution channels, advertising demand and inventory, search services, content, technology, and operational support. These include search, AI, and technology partners; device manufacturers and app storefronts that support distribution of our products; advertising platforms used in connection with Opera Ads; media and content providers; and third-party service providers that support auxiliary functions such as data storage, analytics, and measurement of user activity. We also place promotional links to search providers and other partners in our browsers, which contributes to our revenue and user experience.

These relationships are important to our ability to deliver competitive products and services, maintain and grow our user base, and monetize our platforms. The terms, scope, performance, or availability of these collaborations and services may change, and third parties may modify, suspend, or terminate their arrangements with us, or experience service disruptions. We may not be able to maintain existing relationships, replace affected services, or establish new arrangements on comparable terms, or at all. In addition, competitors may enter into similar relationships, which could reduce any competitive advantage derived from our partnerships.

If we are unable to sustain, replace, or expand key third-party relationships or services, or if their value diminishes due to competitive, technological, commercial, or operational changes, our revenue, operations, growth prospects, and results of operations could be adversely affected.

MiniPay’s reliance on the Celo blockchain and other third-party platforms and infrastructure exposes us to operational risks outside our control.

MiniPay operates on the Celo blockchain, an open-source, public blockchain network maintained by a decentralized community of developers, validators, and ecosystem participants. MiniPay’s functionality, performance, and reliability depend in significant part on the continued operation, security, and acceptance of the Celo blockchain and its supporting infrastructure. We do not control the Celo protocol, its validator set, consensus mechanisms, governance processes, or the timing and substance of protocol upgrades.

Changes to the Celo blockchain, whether through scheduled upgrades, governance decisions, forks, or emergency modifications, could result in software defects, security vulnerabilities, network instability, transaction delays, increased transaction costs, or compatibility issues with MiniPay. If such changes adversely affect the Celo network or are incompatible with MiniPay, we may be required to expend significant resources to maintain functionality, or MiniPay’s availability or performance could be impaired.

In addition, MiniPay integrates third-party services and depends on third-party technical and operational infrastructure within the broader ecosystem, including providers of crypto exchanges, node services, wallet tooling, and other supporting services. These third parties are outside our control, and their services may be subject to outages, capacity constraints, cyber-attacks, regulatory risks, operational failures, or withdrawal of support. Concentration among a limited number of such providers may increase the risk that a single failure could materially disrupt MiniPay’s operations.

The failure, interruption, or material modification of services provided by the Celo network or other critical third-party infrastructure or counterparties could require us to suspend, limit, or materially modify MiniPay or certain of its features. In the event of prolonged instability, reduced ecosystem support, or diminished adoption of the Celo blockchain, we may be required to migrate MiniPay to an alternative blockchain or re-architect the product, which could involve incremental cost, technical complexity, user disruption, and reputational harm. Any of these events could materially and adversely affect our MiniPay business, financial condition, and results of operations.

Third-party content or services could harm our reputation or expose us to liability.

Our browsers and platforms integrate search, commerce, content, messaging, gaming, and AI services provided by third parties. These include search providers, e-commerce and travel partners, content creators and publishers, game developers, and third-party AI and messaging services integrated into our products. We do not control the products, services, or content provided by these third parties and cannot assure that they will meet user expectations, be accurately represented, or comply with applicable laws and standards.

We host and distribute third-party content across several platforms, including content discovery and gaming portals, and we enable AI-powered features that may rely on third-party models or live web results. Our ability to monitor, identify, and remove content that may be inaccurate, misleading, defamatory, offensive, or unlawful may be limited. The presence of inappropriate or low-quality content, service failures, or perceived misuse of AI-enabled features could harm user trust and damage our reputation.

In addition, the global nature of our operations exposes us to legal and regulatory risk related to third-party activities. Regulators or courts in certain jurisdictions may seek to impose liability on us for third-party content or conduct, adopt expansive interpretations of jurisdiction, or apply laws in ways we do not anticipate. Contractual protections with third parties may be insufficient to prevent or fully offset resulting losses or reputational harm. Any of these outcomes could adversely affect our business, financial condition, and results of operations.

Changes in third-party distribution channels could adversely affect our business.

We rely on third-party distribution channels to distribute our products and services to end users, including mobile application storefronts such as Google Play, Apple’s App Store, and app stores operated by device manufacturers, as well as pre-installation arrangements with device manufacturers. These distribution channels are subject to the terms, policies, and technical requirements set by the channel providers, which may be broad, subject to unilateral change, inconsistently applied, or interpreted in ways that are unfavorable to us.

Channel providers may modify their terms, pricing, technical standards, or enforcement practices, or give preferential treatment to competing products or their own services. They may also restrict, suspend, or remove our applications, including if they unilaterally determine that we have violated their policies, regardless of whether such policies are lawful, clear, consistently enforced, or practical in certain markets. We have experienced temporary distribution interruptions in the past and may do so again.

In addition, technical issues, regulatory changes, service disruptions, or operational failures affecting distribution channel providers could degrade the functionality of our products, limit our ability to distribute or promote our offerings, or adversely affect user acquisition, engagement, or monetization. If we are unable to maintain effective access to key distribution channels on acceptable terms, our business, financial condition, and results of operations could be materially adversely affected.

Disruptions or limitations in internet and telecommunications infrastructure could adversely affect our business.

Our business depends on the performance and reliability of internet infrastructure and third-party data centers, cloud computing, and telecommunications providers in the markets where we operate. In certain regions, particularly emerging markets, infrastructure limitations may constrain performance or fail to support continued growth in internet usage. Moreover, growth in AI-related investments, increased market demand for data center and cloud computing capacity, as well as demand for associated hardware, may constrain our ability to maintain access to such infrastructure, or may alter its cost-effectiveness.

We rely on third-party data center and cloud providers to host our servers and services, and store business data. We do not control these facilities, and our agreements may not be renewed on commercially reasonable terms, or at all. If a provider modifies service levels, experiences disruptions, is acquired, or terminates its relationship with us, we may be required to migrate our infrastructure to alternative providers, which could involve significant costs, operational complexity, and service interruptions.

We also rely on telecommunications operators to provide data communications capacity. Disruptions, failures, capacity constraints, or price increases affecting these providers could impair service availability or performance for us or our users. Service interruptions or degraded performance could harm user experience, reduce usage, adversely affect revenue and advertiser demand, expose us to potential liability, and damage our reputation.

If we are unable to maintain reliable, cost-effective access to internet infrastructure, data center, cloud, and telecommunications services, our business, financial condition, and results of operations could be materially adversely affected.

Internet access providers and government actions may restrict access to our products

Our products and services depend on users’ ability to access the internet, which is largely controlled by broadband, mobile, and other internet access providers that may have significant market power in the regions where we operate. These providers may take actions that degrade, restrict, or increase the cost of access to our products, including through pricing changes, technical limitations, traffic management practices, or other measures affecting the use of their infrastructure.

In addition, governments or regulators in certain jurisdictions may impose restrictions, limitations, or blockages affecting access to our products and services or their functionality. Any such actions by access providers or governmental authorities could reduce user engagement, impair our ability to attract or retain users and advertisers, increase our costs, and adversely affect our revenue, growth, and results of operations.

Risks Related to Financial Reporting and Information Disclosure

Failure to maintain effective internal control over financial reporting could adversely affect our business.

As a public company in the United States, we are subject to the Sarbanes-Oxley Act of 2002. Section 404 requires management to assess and report on the effectiveness of our internal control over financial reporting (“ICFR”) in our annual report on Form 20-F. During 2025, we completed remediation of a previously identified material weakness in our ICFR through the design and implementation of additional business process controls and enhancements to controls over the completeness and accuracy of information used in financial reporting. As a result, management concluded that our ICFR was effective as of December 31, 2025.

Notwithstanding these remediation efforts, maintaining effective ICFR requires ongoing monitoring, continuous improvement, and the commitment of significant resources. We may identify control deficiencies in the future, including as our business evolves, systems change, personnel turn over, or regulatory requirements become more complex. There can be no assurance that our controls will prevent or detect all errors or misstatements on a timely basis.

If we fail to maintain effective ICFR, we could be subject to material misstatements in our financial statements, restatements, delays in reporting, loss of investor confidence, regulatory scrutiny, reduced access to capital markets, or a decline in the trading price of our ADSs. Ineffective ICFR could also increase the risk of fraud or misuse of corporate assets and, in severe cases, result in listing or enforcement consequences.

We have incurred, and expect to continue to incur, significant costs, management time, and resources to maintain compliance with Section 404 and other Sarbanes-Oxley requirements. See “Item 15. Controls and Procedures—B. Management’s Annual Report on Internal Control over Financial Reporting” for additional information.

The valuation of our OPay investment is highly uncertain and may result in material volatility in our results of operations.

The preparation of our consolidated financial statements in accordance with IFRS Accounting Standards requires management to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosures. These estimates and judgments are inherently uncertain and may differ from actual results, particularly where observable market data is limited. A primary area of such uncertainty is our investment in OPay, which had a carrying amount of $294.6 million as of December 31, 2025. This investment is measured at fair value through profit or loss and classified as Level 3 within the fair value hierarchy. Because Level 3 valuations rely on unobservable inputs, they carry a higher degree of risk that the carrying value may not reflect the actual proceeds of a future liquidity event.

We estimate the fair value of our OPay investment using a probability-weighted expected return method (“PWERM”). This methodology requires us to exercise significant judgment in identifying potential future outcomes for OPay, assigning probabilities to those outcomes, and estimating the value under various scenarios. These estimates involve critical assumptions regarding the timing and likelihood of potential liquidity events, valuations, discount rates, and adjustments for illiquidity. Because the valuation depends on these inputs, the estimated fair value of the investment is inherently uncertain and subject to change as new information becomes available or market conditions evolve.

Changes in the fair value of the OPay investment are recognized directly in profit or loss. As a result, updates to the assumptions and estimates used in the valuation may result in substantial gains or losses in a given period, which could cause significant volatility in our reported results and equity. For additional information regarding our valuation approach, including key assumptions and their sensitivities to the fair value, see Note 11 to our consolidated financial statements included elsewhere in this annual report.

Inaccuracies or misinterpretation of our operating metrics could harm our business.

We report operating metrics, such as MAUs, ARPU and advertising reach, to help investors assess our performance and growth trends. These metrics are calculated using internal data and methodologies and are not independently verified by third parties. While these metrics are based on what we believe to be reliable data, there are inherent challenges in measuring how our products and services are used across large populations throughout the regions that we operate in. For example, we typically are not able to distinguish individual users who use multiple applications. Our user metrics are also affected by technology on certain mobile devices that automatically runs in the background, and this activity can cause our system to miscount the user metrics associated with such applications. In addition, our metrics may be affected by other technical factors, system changes, or platform upgrades, which could result in data loss, miscounting, or inconsistencies over time. Errors or inaccuracies in our metrics could lead to incorrect business decisions, inefficiencies, or misallocation of resources. In addition, if our reported metrics are perceived as inaccurate or are later determined to be materially misstated, our credibility with investors, partners, or advertisers could be harmed.

Industry estimates and market data may be inaccurate or inconsistent.

Certain industry data, forecasts, and market statistics included in this annual report are derived from publicly available information and third-party industry reports. These sources may rely on different assumptions, estimates, or methodologies, and we have not independently verified the accuracy or completeness of such information. As a result, industry data from different sources may not be comparable or consistent.

Industry data and market estimates are inherently uncertain and subject to change, as they depend on assumptions and judgments regarding factors such as market definitions, geographic scope, and user behavior. Any differences in interpretation or methodology could result in variations or inaccuracies in reported industry data, projections, or estimates, which could affect how our business or market position is perceived.

Risks Related to Our ADSs, Share Ownership Structure, and Regulatory Status

The market price and trading volume of our ADSs may be volatile.

The market price and trading volume of our ADSs may fluctuate significantly and unpredictably due to factors beyond our control. These may include general market and industry conditions, concerns regarding the global economy or geopolitical developments, as well as factors specific to our business.

In addition, the market price and trading volume of our ADSs may be affected by, among other things:

•
variations in our actual or anticipated financial results, dividends, or cash flows;
•
announcements regarding investments, divestments, acquisitions, strategic partnerships, or other corporate transactions by us or our competitors;
•
the introduction of new products or services, or changes in our competitive position;
•
changes in financial estimates, recommendations, or coverage by securities or industry analysts, including downgrades of our ADSs or the initiation or cessation of analyst coverage, which could reduce market visibility or investor interest;
•
adverse publicity or speculation regarding our business, platforms, or industry, including allegations by short sellers, whether or not well founded;
•
additions or departures of key personnel;
•
issuances of equity securities by us, or substantial sales of equity securities by our existing shareholders, or the market perception that such issuances or sales could occur;
•
trading activity in our share repurchase program; and
•
actual or threatened litigation, regulatory actions, or other risk factors described in this annual report.

Any of these factors could result in significant volatility in the trading price or volume of our ADSs.

Volatility in the trading price of our ADSs may increase the likelihood of securities litigation. Such litigation, regardless of outcome, could result in substantial costs, divert management attention, harm our reputation, and adversely affect our financial condition and results of operations.

Returns on an investment in our ADSs depend on dividends and the market price of our ADSs.

In June 2023, our Board of Directors adopted a recurring semi-annual cash dividend program, under which we have declared and paid semi-annual dividends to shareholders. We currently intend to continue paying regular semi-annual dividends; however, any future dividend is subject to the approval of our Board of Directors and compliance with Cayman Islands law.

The amount, timing, and frequency of future dividends will depend on a variety of factors, including our earnings, cash flows, capital requirements, financial condition, contractual restrictions, and other considerations deemed relevant by our Board of Directors. Our Board has full discretion to reduce, suspend, or discontinue dividends at any time. Any dividends paid to ADS holders will be subject to applicable fees and expenses under the deposit agreement.

Accordingly, any return on an investment in our ADSs will depend on a combination of dividends actually paid, if any, and changes in the market price of our ADSs. There can be no assurance that dividends will continue to be paid or that the market price of our ADSs will increase, and investors may not realize a return on their investment and could lose all or part of their investment.

Kunlun and our executive chairman have control over our company and their interests may not be aligned with those of other shareholders.

As of the date of this annual report, Kunlun, a Chinese public company listed on the Shenzhen Stock Exchange, indirectly owns approximately 68.0% of our outstanding ordinary shares, and we are therefore a consolidated subsidiary of Kunlun. In addition, our Executive Chairman of the Board, Mr. Zhou, is also a controlling shareholder of Kunlun.

As a result, Kunlun and Mr. Zhou have the ability to control or significantly influence matters requiring shareholder approval, including the election and composition of our Board of Directors, strategic direction and business policies, mergers or other business combinations, dispositions of substantially all of our assets, and transactions that could result in a change of control. These actions may be taken even if they are opposed by holders of our ADSs.

This concentration of ownership may discourage, delay, or prevent a change in control of our company, potentially depriving ADS holders of an opportunity to receive a premium for their ADSs and adversely affecting the market price of our ADSs.

We have entered into, and may continue to enter into, related-party transactions with entities controlled by Kunlun or Mr. Zhou. Although such transactions are reviewed and approved by our Audit Committee, which consists solely of independent directors, they may indirectly benefit Kunlun or Mr. Zhou by virtue of their ownership interests. For additional information, see “Item 6. Directors, Senior Management and Employees—E. Share Ownership” and “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.”

In addition, because Kunlun is a China-based public company, and Mr. Zhou is a Chinese national, they are subject to the laws and regulatory environment of the PRC and actions by PRC authorities, which could affect Kunlun’s operations, financial condition, or ability to exercise control over us. Such developments could influence decisions made by Kunlun or Mr. Zhou with respect to our company, create additional uncertainty for investors, or adversely affect the trading price of our ADSs. These risks may be heightened by evolving geopolitical tensions, regulatory scrutiny of Chinese-controlled companies, or restrictions on capital movements or cross-border transactions.

Our status as a “controlled company” could adversely affect the corporate governance protections afforded to our ADS holders.

Due to the beneficial ownership of Kunlun and our Executive Chairman, we qualify as a “controlled company” under Nasdaq rules. As a result, we are permitted to rely on certain exemptions from Nasdaq corporate governance requirements, including requirements that a majority of our Board of Directors be independent and that our compensation and nominating and corporate governance committees consist entirely of independent directors.

We currently rely on certain of these exemptions, as described in “Item 16G. Corporate Governance” of this annual report. As long as we remain a controlled company relying on any of such exemptions and during any applicable transition period following a change in that status, holders of our ADSs will not have the same corporate governance protections as shareholders of companies that are subject to all Nasdaq governance requirements.

Compliance with multiple regulatory regimes may increase costs and limit operational flexibility.

We are subject to a complex and evolving set of legal, regulatory, and governance requirements across multiple jurisdictions. As a foreign private issuer listed on Nasdaq, we are subject to U.S. securities laws and exchange listing standards applicable to foreign private issuers. We are also subject to additional corporate governance and reporting requirements as a majority-owned subsidiary of a China-listed parent company. In addition, we are headquartered in Norway and subject to Norwegian regulatory requirements. The interaction of these regulatory regimes, and differences in their scope, timing and interpretation, increase the complexity of our compliance environment and require significant management attention and resources.

Regulatory and governance requirements across the jurisdictions in which we operate continue to evolve and may expand, diverge or be applied in new ways. Changes in rules, regulatory interpretations or enforcement priorities could increase our compliance and reporting costs, require changes to our governance and reporting practices, and place additional demands on our personnel, systems, and controls. Compliance may also limit operational flexibility or make certain activities more time-consuming or costly.

If we do not comply with applicable requirements, or if regulators take a different view of our compliance efforts, we could be subject to inquiries, investigations, enforcement actions, penalties or litigation, and we could incur significant costs responding to such matters. Any of these outcomes could harm our reputation, divert management time, and adversely affect our results of operations and financial condition, as well as the market price, liquidity and volatility of our ADSs.

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

We will be a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year if, applying applicable look-through rules, either (i) at least 75% of our gross income for such year is passive income or (ii) at least 50% of the value of our assets (generally determined based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income. A separate determination must be made after the close of each taxable year as to whether we are a PFIC for that year and involves extensive factual investigation, including ascertaining the fair market value of all of our assets on a quarterly basis and the character of each item of income that we earn, and is subject to uncertainty in several respects. Based on the market price of our ADSs, the value of our assets and the nature and composition of our income and assets, we do not believe that we were a PFIC for United States federal income tax purposes for our taxable year ended December 31, 2025, and we do not expect to become a PFIC for our current taxable year, although there can be no assurances in this regard. Moreover, we cannot assure you that the United States Internal Revenue Service, or the IRS, will agree with any position that we take. Accordingly, there can be no assurance that we will not be treated as a PFIC for any taxable year or that the IRS will not take a position contrary to any position that we take.

Changes in the nature or composition of our income or assets, including as a result of our investment in new businesses, products, services and technologies, may cause us to be or become a PFIC. In addition, the determination of whether we will be a PFIC for any taxable year may also depend in part upon the value of our goodwill and other unrecorded intangibles not reflected on our balance sheet (which may depend upon the market price of our ADSs or ordinary shares from time to time, which may fluctuate significantly) and also may be affected by if, how, and how quickly, we spend our liquid assets and the cash we generate from our operations and raise in any offering. In estimating the value of our goodwill and other unrecorded intangibles, we have taken into account our market capitalization. Among other matters, if our market capitalization declines, we may be or become a PFIC for the current or future taxable years because our liquid assets and cash (which are for this purpose considered assets that produce passive income) may then represent a greater percentage of the value of our overall assets. Further, while we believe our classification methodology and valuation approach are reasonable, it is possible that the IRS may challenge our classification or valuation of our goodwill and other unrecorded intangibles, which may result in our being or becoming a PFIC for our taxable year ended December 31, 2025, the current taxable year or one or more future taxable years.

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

Our organizational documents may discourage or delay a change of control.

Our memorandum and articles of association contain provisions that could discourage, delay, or prevent a change of control of our company. These provisions may deprive shareholders of the opportunity to sell their shares at a premium by deterring third parties from pursuing a tender offer or other change-of-control transaction.

For example, our Board of Directors is authorized, without shareholder approval, to issue preferred shares in one or more series and to determine their terms, including voting rights, dividend rights, conversion rights, redemption provisions, and liquidation preferences, which could be senior to the rights of our ordinary shares. Such preferred shares could be issued quickly and with terms designed to make a change of control or the removal of management more difficult.

Any issuance of preferred shares could adversely affect the market price of our ADSs and materially dilute or otherwise negatively impact the voting and economic rights of holders of our ordinary shares and ADSs.

Shareholder rights under Cayman Islands law may be more limited than under U.S. law.

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by Cayman Islands law and our memorandum and articles of association. The rights of shareholders, the fiduciary duties of directors, and the ability of shareholders to bring actions against directors or the company are governed largely by Cayman Islands common law, which is based on a more limited body of judicial precedent than exists in jurisdictions such as the United States.

As a result, shareholder rights and remedies under Cayman Islands law may be less clearly established or more limited than those available under U.S. federal or state law. In particular, the Cayman Islands has a less developed body of securities law, and Cayman Islands companies may not have standing to bring shareholder derivative actions in U.S. federal courts.

In addition, shareholders of Cayman Islands exempted companies generally do not have broad statutory rights to inspect corporate records or obtain shareholder lists. Our directors have discretion under our organizational documents to determine whether and under what conditions corporate records may be made available to shareholders. These limitations may make it more difficult for shareholders to obtain information necessary to exercise their rights or to pursue shareholder actions, including proxy contests.

We also rely on certain corporate governance exemptions available to foreign private issuers and controlled companies under Nasdaq rules, as described in “Item 16G. Corporate Governance.” As a result, our shareholders may have fewer or different protections than shareholders of U.S. domestic issuers.

Accordingly, holders of our ADSs and ordinary shares may face greater difficulty in protecting their interests than shareholders of companies incorporated in jurisdictions with more developed shareholder protections, including the United States.

It may be difficult or impossible to enforce U.S. judgments against us or our directors and officers.

We are a Cayman Islands exempted company, and most of our assets and operations are located outside the United States. In addition, most of our directors and officers are non-U.S. nationals or residents, and substantially all of their assets are located outside the United States.

As a result, it may be difficult or impracticable for investors to bring actions against us or these individuals in U.S. courts, or to enforce judgments obtained under U.S. federal securities laws or otherwise. Even if a U.S. court judgment is obtained, enforcement against our assets or the assets of our directors and officers may be limited or unavailable under the laws of the Cayman Islands, Norway, or other jurisdictions.

As a foreign private issuer, we may rely on home country corporate governance practices that differ from Nasdaq standards.

As a foreign private issuer listed on the Nasdaq Global Select Market, we are permitted to follow certain corporate governance practices of our home country in lieu of Nasdaq corporate governance standards that apply to U.S. domestic issuers. Corporate governance practices in the Cayman Islands differ in certain respects from Nasdaq standards, including with respect to board independence and committee composition.

We currently rely on certain of these exemptions, as described in “Item 16G. Corporate Governance” of this annual report, and may elect to rely on additional exemptions in the future. As a result, our shareholders may be afforded fewer or different corporate governance protections than shareholders of companies subject to all Nasdaq corporate governance standards.

Our status as a foreign private issuer results in different disclosure and governance requirements

We currently qualify as a foreign private issuer under U.S. securities laws and, as a result, are exempt from certain U.S. securities law requirements that apply to U.S. domestic issuers. These exemptions include, among others, the requirements to file quarterly reports on Form 10-Q or current reports on Form 8-K, compliance with U.S. proxy solicitation rules, and the requirement to prepare financial statements in accordance with U.S. GAAP. Instead of filing periodic reports on Forms 10-Q and 8-K, we file an annual report on Form 20-F and furnish reports on Form 6-K. As a result, the information we provide to investors may be less extensive or less timely than that provided by U.S. domestic issuers, and investors may not be afforded the same protections available to investors in U.S. domestic public companies.

Historically, our directors, officers, and principal shareholders were also exempt from the insider reporting and short-swing profit recovery provisions of Section 16 of the Exchange Act. Effective March 18, 2026, however, directors and officers of foreign private issuers became subject to the insider reporting requirements of Section 16(a) of the Exchange Act. As a result, our directors and officers are required to publicly report their beneficial ownership of, and transactions in, our equity securities, and we have incurred additional compliance and administrative obligations in connection with these requirements. Our directors and officers remain exempt from the short-swing profit recovery provisions of Section 16(b) and the short-sale prohibitions of Section 16(c), and shareholders who beneficially own more than 10% of our shares (and who are not also directors or officers) remain exempt from Section 16 in its entirety.

In June 2025, the SEC issued a concept release seeking public comment on whether the definition of a foreign private issuer should be narrowed. The SEC is considering changes that could include lowering ownership or business-contacts thresholds, requiring that a portion of trading occur outside the United States, or subjecting foreign private issuers to more extensive U.S. or home-country regulatory oversight. If such changes were adopted and applied to us, whether immediately or following any transition period, we could lose our foreign private issuer status. As a Cayman Islands–incorporated company, majority-controlled by a PRC-based parent and listed exclusively on Nasdaq, we could be particularly affected. Loss of our foreign private issuer status would require us to comply with the full reporting, governance, and disclosure obligations applicable to U.S. domestic issuers, including more frequent SEC filings, compliance with U.S. proxy rules, and the preparation of financial statements in accordance with U.S. GAAP. These changes would significantly increase our compliance costs, place additional demands on management and resources, and could adversely affect our business and the trading price of our ADSs.

Holders of our ADSs may have limited ability to exercise voting rights with respect to the underlying ordinary shares.

As a holder of ADSs, you may exercise voting rights with respect to the underlying ordinary shares only in accordance with the deposit agreement. You do not have the right to vote the underlying shares directly unless you first withdraw the shares from the ADS facility.

Under the deposit agreement, you may vote by timely providing voting instructions to the depositary. The depositary will seek to vote the underlying ordinary shares in accordance with those instructions, but is not responsible for any failure to do so or for the manner in which the instructions are carried out. If we do not request voting instructions, the depositary may not vote the shares at all.

In addition, under our amended and restated memorandum and articles of association, general meetings may be convened on as little as seven days’ notice. As a result, you may not receive notice of a meeting or voting materials with sufficient time to submit voting instructions to the depositary or to withdraw the underlying shares in order to vote directly. Accordingly, you may be unable to exercise your voting rights, and you may have limited or no legal remedies if the shares underlying your ADSs are not voted as you requested.

ADS holders may be required to resolve claims without a jury trial.

The deposit agreement governing our ADSs provides that, to the fullest extent permitted by law, ADS holders waive the right to a jury trial for claims against us or the depositary arising out of or relating to our ordinary shares, the ADSs, or the deposit agreement, including claims under the U.S. federal securities laws.

If a claim is brought and we or the depositary seek to enforce this waiver, a court would determine the waiver’s enforceability based on the facts, circumstances and applicable law. To our knowledge, the enforceability of pre-dispute jury trial waivers in connection with federal securities law claims has not been definitively resolved by the U.S. Supreme Court. If the waiver is enforced, claims may be heard by a judge rather than a jury, which could affect the procedures and outcomes of such proceedings and may be less favorable to plaintiffs.

If the waiver is found to be unenforceable under applicable law, a claim could proceed with a jury trial. Nothing in the deposit agreement or the ADSs waives compliance with any substantive provision of the U.S. federal securities laws or the rules and regulations thereunder.

ADS holders may not receive certain distributions or be able to participate in rights offerings.

The depositary has agreed to pay ADS holders the cash dividends or other distributions it receives on the underlying ordinary shares, after deducting fees and expenses. However, the depositary is not required to make any distribution that it determines is illegal or impractical. For example, if a distribution consists of securities that require registration under the U.S. Securities Act, the depositary will not distribute them unless they are registered or an exemption applies. Similarly, the depositary may withhold distributions of property if it determines that mailing such property is not feasible or that the costs exceed the property’s value.

We are under no obligation to register any securities under U.S. securities laws or to take any action to permit the distribution of such securities, rights, or other property to ADS holders. This lack of obligation applies specifically to rights offerings; if we distribute rights to acquire securities, the depositary may allow those rights to lapse or attempt to sell them for the benefit of ADS holders if registration is not practicable. Consequently, you may not receive the full value of certain distributions made to direct shareholders and may experience dilution of your holdings. These restrictions could cause a material decline in the value of the ADSs.

Item 4. Information on the Company

A.
History and Development of the Company

We trace our history to 1996, when the first version of the Opera-branded web browser was launched. Since that time, we have been focused on developing consumer internet products centered on web browsing, content discovery and related services for a global user base.

Opera Limited is an exempted company with limited liability incorporated in March 2018 in the Cayman Islands. Opera Limited is a holding company with no substantive operations of its own, and our principal operations are conducted through our subsidiaries, including in particular Opera Norway AS, a private limited liability company incorporated under the laws of Norway. We acquired Opera Norway AS and its subsidiaries in November 2016, which included the business of developing and distributing Opera’s mobile and PC web browsers and certain related products and services.

Our principal executive offices are located at Vitaminveien 4, 0485 Oslo, Norway, and our telephone number is +47 23 69 24 00. Our principal website is www.opera.com. Information contained on, or accessible through, our website is not part of, or incorporated by reference into this annual report. Our agent for U.S. federal securities law purposes is Cogency Global Inc, 122 East 42nd Street, 18th Floor, New York, NY 10168.

Our ADSs have been listed on the Nasdaq Global Select Market under the symbol “OPRA” since July 27, 2018. We completed our initial public offering in August 2018 and a follow-on public offering in September 2019. In October 2023, a pre-IPO shareholder completed a secondary public offering of ADSs, from which we did not receive any proceeds.

On December 6, 2024, we effected a one-for-two consolidation of our ordinary shares approved by shareholders on December 3, 2024. Concurrently, the ratio of ordinary shares to ADSs was changed from two-to-one (2:1) to one-to-one (1:1). Following the share consolidation, our authorized share capital is $50,000 divided into 250,000,000 ordinary shares with a par value of $0.0002 per share. As of the date of this annual report, 89,880,513 ordinary shares were outstanding.

The SEC maintains a website at www.sec.gov that contains reports and other information filed electronically with the SEC through its EDGAR system. Our annual report and other filings are available on this website and on our investor relations website at investor.opera.com. Information contained on, or accessible through, our investor relations website is not part of, or incorporated by reference into this annual report. See “Item 10. Additional Information—H. Documents on Display” for further information.

B.
Business Overview

Opera is a global pioneer in consumer internet software, providing a diversified portfolio of high-performance web browsers and adjacent digital services to our large and engaged user base of over 284 million average MAUs in the fourth quarter of 2025. Founded in 1995 and headquartered in Oslo, Norway, we have transitioned from browser developer to multi-faceted platform offering a range of products and services that include PC and mobile browsers, our Opera Gaming portals and development tools, Opera News content platforms, Opera Ads platform, as well as a number of AI and web3 products and services, such as MiniPay and Opera AI, to a global user base.

Opera launched one of the first PC browsers in 1996 and introduced the world’s first full web browser for mobile phones in 2002. Since then, Opera has remained an innovator in the browser space, launching features including tabbed browsing, data savings, PC-mobile data sync, and numerous features focused on privacy and security, including ad blocking and a built-in VPN. We provide a unique variety of carefully tailored browsers, made for consumers who seek an alternative to those provided as default on their devices. Our browsers had approximately 258 million average MAUs in the fourth quarter of 2025. We differentiate ourselves by delivering purpose-built browser experiences that integrate features like native AI assistants, built-in VPNs, and gaming-centric optimizations directly into the interface for both desktop and mobile platforms, reducing user reliance on third-party extensions and creating a higher barrier-to-entry ecosystem.

The browser is an increasingly strategic application—often serving as the access point for content, e-commerce, AI, gaming and fintech activities on the internet, and Opera is utilizing this strategic position to launch and scale new products and offerings.

Our operating model is built upon a high-engagement distribution layer—our browsers—which provides the foundation for our integrated monetization engine. We generate revenue primarily through search distribution and partner monetization, digital advertising via our proprietary Opera Ads platform, and emerging product-led initiatives such as content and web3 services.

Our Products and Users

It all starts with the browser, the on-ramp to users’ online and AI experiences. We leverage the browser to expand our digital advertising business, Opera Ads, and as a launch pad for additional services, including Opera Gaming, Opera News and our web3 offerings.

Browsers

Our browser family serves as the core distribution and engagement layer for our entire ecosystem. We provide a suite of specialized browsers, including our flagship Opera One browser, which features a modular design and Opera AI, our native browser AI. For the gaming community, Opera GX provides a distinctive and customizable aesthetic along with unique hardware optimizers and integrations to reach a high-value, highly engaged demographic. Opera One and Opera GX are available on a wide variety of platforms including desktop computers, Android and iOS devices. Opera Air, which was introduced in 2025, targets users seeking a mindfulness experience, with neural beats to promote focus and imagination. In late 2025, we introduced Opera Neon, a premium, subscription-based agentic AI browser designed for productivity-oriented users, which automates complex web-based tasks. Over time, we plan to introduce some of the innovations we develop for Opera Neon to Opera AI, and with that, to our full suite of browsers. In mobile-first markets, Opera Mini remains a critical tool for data-conscious users due to its proprietary compression technology.

The primary value proposition of our browsers is to provide a faster, more secure, and highly personalized gateway to the internet that exceeds the capabilities of standard pre-installed browsers. We distribute these products primarily through direct downloads on PC and major app stores on mobile. In the fourth quarter of 2025, the total MAUs of our browsers reached an average of approximately 258 million, with Opera GX contributing 34 million MAUs.

Advertising Platform

Opera Ads is our proprietary advertising ecosystem that connects advertisers with our massive audience reach across both owned-and-operated surfaces and partner inventory. It supports a wide array of formats, including native, video, and e-commerce-specific placements. The platform serves as a critical link between our user engagement and revenue, allowing us to monetize user discovery and intent. As an internet company focused on browsers, we can leverage the closed-loop environment of the browser to capture interest, context and intent. We are able to create value and utility for the user throughout their online journey, unlike many advertising platforms which rely on third-party signals and cookies. With the growth of high value users and the scale of our audience extension offering, we are becoming an increasingly relevant partner for advertisers.

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

Opera News curates and intelligently recommends news, articles, videos and other online content that may be of interest to each individual user. Users can conveniently access this content through real-time intelligent ranking, top news and push notification features. When using a product powered by our recommendation engine, people can efficiently discover, engage with and share online content that appeals to them. Our Opera News content platform reached an average audience of approximately 40 million MAUs in the fourth quarter of 2025 through Opera browsers, our dedicated Opera News apps, websites, and partner integrations.

Web3

Our web3 efforts are spearheaded by MiniPay, a self-custodial stablecoin wallet initially integrated directly into our mobile browsers and now available as a standalone app for Android and iOS users. MiniPay is positioned as a lightweight solution for emerging markets, allowing users to send, receive, and save digital dollars using a phone number as an identifier. Built on the Celo blockchain, MiniPay facilitates peer-to-peer transactions at low or de minimis cost and supports cUSD, USDC, USDT and Tether Gold. MiniPay has experienced rapid growth, reaching approximately 14 million activated wallets and 420 million cumulative transactions by March 2026.

Users

In the fourth quarter of 2025, our total MAUs reached an average of approximately 284 million, of which approximately 86 million were PC users and 198 million were mobile users. Our strategy continues to focus on shifting our user mix toward high-ARPU developed markets, which has successfully driven our annualized ARPU to $2.49 in the fourth quarter of 2025. For more information about our users, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—User Metrics.” Our total monthly advertising reach, including both active users of our applications, other users of our content portals, as well as individuals served by our Opera Ads audience extension, exceeded over half a billion by December 2025.

Our Partners

Our revenue is primarily driven by performance advertising and strategic partnerships for intent-based query monetization.

Advertising Revenue

Our advertising revenue is generated from inventory on our apps and websites, as well as from inventory on third-party apps and websites. We work closely with large, global e-commerce and online travel agencies, as well as strong local brands globally. The value of these partnerships continues to rise through increased user engagement with these popular services within our browsers, as well as our audience extension offering. We earn revenue from transactions initiated by our directed users via links provided on our Speed Dial homepage and other advertisements, typically in the form of a defined share of the revenue generated by these service providers.

We have established relationships with leading digital advertising platforms. We allow these digital advertising platforms to display their advertising demand in our browsers, content apps and websites where we recognize revenue based on the amounts we are entitled to receive from such advertising partners. We also sell selected premium advertising placements, such as full-screen banners, interstitials, videos, sponsored articles and notifications to global and local advertisers.

Our Opera Ads platform has a large and continuous focus on audience extension and is able to seamlessly integrate with both Opera’s owned and operated inventory and selected premium partner inventories supplied by companies such as Google, AppLovin, Adtechnacity, Vungle and others. The Opera advertising platform caters to the world’s largest advertisers, brands, platforms, agencies, and e-commerce partners across the Americas, Asia, Europe, Africa, and the Middle East. A majority of our customers are operating within gaming, sports, and e-commerce verticals.

Query Revenue

We partner with internet search providers such as Google and Yandex and have worked closely with them for over 25 and 15 years, respectively. These partnerships ensure a native integration of search technology for our users and enhance the visibility of our brand. We share the revenue generated by our search partners when our users initiate queries within the URL bar, default search page or search boxes embedded in our PC and mobile browsers.

We recently updated our reporting to reflect query revenue, which supplements traditional search revenue with newer intent based query monetization that is often AI targeted. Under this model, we earn revenue from a broader set of partners that we may promote in response to a user prompt within our browsers.

We have had a search distribution agreement with Google since 2001. We entered into our current search distribution agreement with Google in 2012 and have extended the term of that agreement multiple times, most recently until December 31, 2026 for markets outside of the U.S. We have entered into a separate search distribution agreement with Google for the U.S. market with a term extending to January 31, 2027. We have had a search distribution agreement with Yandex since 2007. Effective January 1, 2025, we renewed our relationship with Yandex with a new three-year agreement with Yandex in UAE. Our agreements with Google and Yandex are subject to customary events of default, including failure to make payments, material breach, liquidation, as well as other termination trigger events as provided therein.

Our relationship and cooperation with our search providers may be impacted by any material investigations and restructurings relating to these search providers. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business, Strategy and Operating Environment—A substantial portion of our revenues is derived from users’ query activities within Opera browsers” of this annual report.

See Note 3 to our consolidated financial statements included elsewhere in this annual report for a breakdown of revenue by activity and geography.

Our Marketing Channels

We partner with ad agencies, influencers, game affiliation networks, device manufacturers, mobile network operators and others to promote and distribute our products. We have long-term relationships with device manufacturers to ensure cost-efficient and reliable distribution benefiting both these distribution partners and us. We partner with mobile network operators in Africa for joint marketing campaigns, including the provision of free or reduced cost browsing to the consumer for a limited time. In addition, we partner with game affiliation networks to promote Opera GX. We have also partnered with Riot Games to promote Opera GX as the official browser of the League of Legends World Championships.

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

In 2025, organic installs were our most important channel for new user acquisition, representing approximately 83% of our new smartphone users. In parallel, we cooperate with industry partners to promote our products. In 2025, approximately 7% of new smartphone users originated from our paid online promotions.

Our products are available through our official website, www.opera.com, as well as Google Play, Apple’s App Store, and other online distribution channels.

Our go-to-market strategy for Opera Ads includes both a managed service for large-scale advertisers and a self-serve platform for small-to-medium enterprises, allowing us to scale our advertising reach across a diverse client base.

Our Technology

Technology is key to our success as it enables us to innovate, improve our users’ experience and operate our business more efficiently. We have a track record of pioneering functionalities that then become the new standard in the browsing world. Our technology team is composed of highly skilled engineers, computer scientists and technicians whose expertise spans a wide range of areas. As of December 31, 2025, we employed a team of approximately 444 engineering and data analytics personnel. These staff members engage in building our technology platforms and developing new Opera products and services, with our core browser and AI assisted browsing development located mainly in Poland and Sweden, and our other products developed mainly in Poland, China, Sweden and the United Kingdom.

AI & Agentic Browsing

Opera AI, formerly known as Aria, is a browsing AI based on our own Composer AI engine. Composer is LLM agnostic - meaning it uses multiple LLM models, including OpenAI’s GPT, Google’s Gemini, and self-hosted open source models like LLAMA. Composer selects the best model for the Opera AI user’s query. Composer also enables premium subscribers to select which model they wish to use.

Our Composer engine architecture is fully modular and easily expandable, which allows access to multiple external data sources like weather as well as webpages on the Internet, and also allows Composer to integrate functionality like image and video generation and understanding, as well as voice generation and understanding. Composer can access, understand and generate many file formats including xls, ods, pdf, doc, mp3, mp4 and others. Composer is capable of tooling, grounding and embedding to drive new experiences, enabling Opera AI to make its own decisions, spin up virtual, cloud-hosted computers, first-research-then-build web applications, host and share content, and even compose a set of “researchers” — with a head researcher orchestrating the process.

Partly due to Composer’s multi LLM approach, our Opera Deep Research Agent achieved one of the best results in benchmark testing of AI researching agents on the market. Composer is a privacy-first AI engine, with keys managed by the client and the end-user.

Content Recommendation

Our content discovery and recommendation platform provides our users with personalized news, audio, videos and other online content. We leverage our existing user base and cutting-edge technologies, such as LLMs and AIGC, to develop our AI-powered content discovery and a multi-scenario/multi-modal/multi-objective recommendation platform that we integrate into a variety of our products and services. Our content recommendation platform evaluates a large volume of potentially correlated data points between each item of online content and each individual user to provide personalized content recommendations of high interest to our users in real time.

Cloud Compression Technologies

Our compression technologies are built into our apps to optimize data traffic and connection times for our users. These technologies allow our browsers to load web pages faster by downloading less data. Our Mini browser compresses web content by up to 90%, providing a good web browsing experience even on the most limited mobile data networks.

Network Infrastructure

We operate a distributed network infrastructure designed to support our global operations. Our infrastructure consists of company-owned servers hosted in third-party data centers and integrated with cloud-based resources, enabling us to scale computing and storage capacity efficiently in response to changes in demand. We use automated provisioning and orchestration tools to manage capacity and support service availability across different devices, operating systems, carriers and network environments.

As of December 31, 2025, we owned 5,388 servers in seven data centers located in the Netherlands (two locations), the United States, Canada, Nigeria, Iceland and Singapore, with a total connectivity bandwidth of approximately 1.54 Tbps max throughput and 360 Gbps daily peak. The data center in Iceland features an NVIDIA DGX SuperPOD with 248 H100 GPUs capable of delivering approximately 1 exaflops of FP8 AI performance, which serves as the basis for our expanding AI services.

Our Investments in Unconsolidated Entities

We hold minority investments in the following entities:

•
OPay Ltd., an investee in which we currently hold a 9.5% ownership interest, is a privately-held fintech company operating in emerging markets across Africa and Asia. It provides digital financial services, including payments, transfers, savings and lending products, and offers point-of-sale services to agents and acquiring services to merchants.
•
MiniPay Fund, a venture fund managed by Verda Ventures established to invest in MiniPay ecosystem companies and projects, where we are one of several investors, holding a 27.4% ownership interest as of December 31, 2025. MiniPay is our stablecoin-based, self-custodial wallet built on the Celo blockchain. We invested $1.25 million in this venture fund in 2024 and an additional $2.5 million in 2025. As of December 31, 2025, we had an outstanding capital commitment of $6.25 million. Our primary objective with the investment is to support the development and adoption of products and services around MiniPay, alongside other investors.
•
nHorizon Innovation (Beijing) Software Ltd. (“nHorizon Innovation”) is an associate in which we have a 29.1% ownership interest. It generates income from providing technical and management services to nHorizon Infinite (Beijing) Software Limited (“nHorizon Infinite”). nHorizon Infinite, which was our joint venture until mid-2023, supports Chinese app developers in monetizing their apps internationally through advertising.

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

We continuously strive to prevent unauthorized use, loss or leak of user data. In addition, we use a variety of technical and organizational measures to protect the data with which we are entrusted, including, for example, encryption of personal data, and web application firewalls to protect against potential attacks or unauthorized access. We have privacy and security teams dedicated to the ongoing review and monitoring of data protection practices, including penetration testing, auditing, and carrying out data privacy impact assessments.

Competition

We operate in highly competitive and rapidly evolving markets, including web browsers, digital advertising, content distribution, and digital wallets. Competition in these markets is intense, dynamic, and influenced by rapid technological change, shifting user behavior, and evolving regulatory and platform environments.

For a detailed discussion of risks related to competition, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business, Strategy and Operating Environment—We face intense competition across our products and services which could materially adversely affect our business.”

Seasonality

See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business, Strategy and Operating Environment—Our revenue and results of operations are subject to seasonal and other fluctuations.”

Intellectual Property

We regard our patents, copyrights, service marks, trademarks, trade secrets and other intellectual properties as critical to our success. We rely on patents, trademarks, copyrights and trade secret protection, as well as non-competition, confidentiality, and license agreements with our employees, customers, partners and others to protect our intellectual property rights. Despite our precautions, it may be possible for third parties to unlawfully obtain and use our intellectual properties without authorization. Furthermore, the validity, enforceability and scope of protection of intellectual property rights in internet-related industries are uncertain and still evolving.

As of December 31, 2025, we had active registrations or pending applications for our trademarks in over 90 countries and for our logos in over 80 countries. Opera has a patent portfolio that includes more than 20 patents issued in the United States as well as certain international patent registrations. In addition, as of December 31, 2025, we had hundreds of registered domain names related to our businesses.

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

A significant number of the users of our products are in the EEA and we also serve many of our users from our business establishments in Norway and Ireland, and consequently our processing of the personal data of such users is subject to the GDPR. Since the GDPR came into effect in 2018, courts and data protection authorities have enforced its requirements strictly and levied significant fines against various technology companies for violations. Decisions by such authorities, as well as guidance from the

European Data Protection Board have repeatedly emphasized that international transfers of personal data should be subject to heightened scrutiny. Furthermore, regulatory decisions and guidance, as well as related litigation, underscore that digital advertising and artificial intelligence are areas of particular attention for privacy authorities.

The United States is also adopting new regulations related to data protection. For example, in 2024, the Protecting Americans’ Data from Foreign Adversaries Act of 2024 (PADFAA) was enacted in the United States. PADFAA prohibits “data brokers” from disclosing certain categories of personal data, defined as “personally identifiable sensitive data,” to foreign adversaries. Similarly, in 2025, the U.S. Department of Justice implemented a rule entitled “Preventing Access to U.S. Sensitive Personal Data and Government-Related Data by Countries of Concern or Covered Persons” (DOJ Rule) which prohibits U.S. companies from transferring certain classes of sensitive personal data of U.S. persons to foreign companies that are owned or controlled in designated countries, including China. Both the PADFAA legislation and the DOJ Rule could introduce uncertainties for parts of our advertising business, particularly regarding data-sharing dynamics with U.S. based partners.

In recent years many additional jurisdictions, including Brazil, Kenya, Nigeria, India and China, have enacted or updated data privacy or data localization laws. Similarly, several states of the U.S. have passed or are debating their own privacy laws. The precise requirements of each law vary widely, though we see some general trends towards more regulatory oversight, especially of data-driven businesses like ours, and increased focus on service and data localization. We anticipate continued developments in data protection, privacy and data localization rules in various countries, which will continue to affect our business and impact our products and services. See “Item 3. Key Information—D. Risk Factors—Risks Related to Technology, Intellectual Property, Data Protection and Cybersecurity—Evolving privacy and consumer protection laws could adversely affect our business” of this annual report.

EU Regulations on Cyber Resilience, Artificial Intelligence and Digital Services

The Cyber Resilience Act (CRA), which entered into force on December 10, 2024, addresses cybersecurity standards for digital products distributed in the EU, including web browsers. The CRA requires that browsers be designed, developed and produced in line with the certain cybersecurity requirements, that extensive security related documentation be created and maintained, assessment procedures be performed, and that security vulnerabilities be reported. The requirements of the CRA will be phased in gradually through December 2027.

New laws, regulations, policies, and international accords relating to artificial intelligence and digital service, are being developed and formalized in Europe and the U.S. For example, the EU Artificial Intelligence Act includes specific transparency and other requirements for general purpose AI systems and the models on which those systems are based. In addition, the White House's Executive Order on the Safe, Secure, and Trustworthy Development and Use of Artificial Intelligence devises a framework for the U.S. government, among other things, to regulate private sector use and development of certain foundation models.

The EU’s Digital Markets Act (DMA), which entered into force on November 1, 2022, is intended to ensure a higher degree of competition in European digital markets. The DMA prohibits companies designated as “gatekeepers” and providing core platform services from engaging in certain kinds of self-preferencing behaviors, resulting in increased implementation of browser choice screens and other similar effects that support a healthier competitive landscape for independent companies like Opera.

Regulations Relating to Content Recommendation

Our Opera News content discovery and recommendation platform is available in a wide variety of markets worldwide. In recent years, there has been an increased emphasis on the veracity of online news reports, with the increasing social expectation that content platforms and aggregators will take steps to prevent the dissemination of fake news. Moreover, a number of countries have adopted regulatory regimes for news aggregation services requiring local registration or licensing, in some cases enabling more effective governmental restrictions on their citizens’ access to certain categories of information. Other countries have adopted legislation expanding publishers’ copyright entitlements on digital platforms including search engines, social media and content recommendation platforms. Various countries, including Australia and Indonesia, for example, have adopted laws which afford publishers of digital media the right to receive payment for use of their content in search results or content recommendations. In 2019, the European Union adopted Directive (EU) 2019/790 on copyright and related rights in the Digital Single Market, which gives press publications more direct control over the re-use of their content and also tasks online content sharing platforms, which host user-generated content, with certain duties related to preventing their users from violating copyright of others. In short, content aggregation is becoming increasingly regulated, and we anticipate that we will be subject to an increasingly diverse and fragmented regulatory environment over time.

Regulations Relating to the Crypto Industry

MiniPay is our stablecoin-based, self-custodial wallet built on the Celo blockchain. The regulatory environment for crypto assets is becoming increasingly diverse and fragmented. On December 30, 2024, European Union Regulation (EU) 2023/1114 on markets in crypto-assets, or MiCA, went into force. While MiCA does not directly apply to MiniPay, the regulation has impacted ecosystem participants. For example, certain crypto exchanges have limited access in the EEA to stablecoin tokens that fall under the MiCA e-money token definitions but do not hold the required e-money token issuance authorization. Additionally, under European Union

Regulation (EU) 2023/1113 on information accompanying transfers of funds and certain crypto-assets, MiCA crypto assets service providers are obliged to collect information about the originator of the incoming crypto transactions from non-custodial wallets.

European Economic Sanctions

The European Union adopted certain economic sanctions following the 2014 invasion and purported annexation of Crimea in Council Regulation (EU) 833/2014 of 31 July 2014 concerning restrictive measures in view of Russia’s actions destabilizing the situation in Ukraine, or the EU Regulation. Norway, as a member of the EEA, has incorporated the EU Regulation’s economic sanctions into its domestic law in the Norwegian Sanctions Act. Since 2014 and in light of Russia’s continuing aggression in Ukraine, the European Union has amended the EU Regulation with various additional packages of economic sanctions and accordingly additional sanctions have in due course likewise been incorporated into Norwegian domestic law. For example, on December 16, 2022, the European Union adopted an amendment to the EU Regulation prohibiting the provision of “advertising services” to legal persons, entities or bodies established in Russia, and therefore we have subsequently terminated all advertising contracts with customers in Russia among other actions. Likewise, on June 24, 2024, the European Union adopted an amendment to the EU Regulation requiring companies in the EU to use “best efforts” to ensure their respective non-EU subsidiaries also comply with the sanctions. The European Union, as well as other jurisdictions including the United States, have continued to periodically adopt more and additional sanctions from time to time.

Human Rights

In July 2022, the Norwegian Transparency Act came into force. To promote respect for basic human rights and decent working conditions, the Transparency Act imposes a duty on Norwegian companies to publish certain information regarding how they work to ensure basic human rights and decent working conditions, both in their own businesses as well as in their supply chains. In accordance with the act, Opera carries out due diligence assessments of the risks associated with Opera’s business of potential violation of basic human rights or decent working conditions by Opera, its suppliers, or its business partners. The results of these due diligence assessments are reported and made public annually on Opera’s website.

C.
Organizational Structure

The chart below summarizes our corporate structure as of the date of this annual report and identifies all our principal subsidiaries and their places of incorporation:

_______________

(1)
0.01% is held by another Opera group entity.
(2)
30% is held by a nominee shareholder.
D.
Property, Plants and Equipment

Our corporate headquarters is located in Oslo, Norway. Our principal technical development facilities are located in Wroclaw, Poland, Dundee, Scotland, Beijing, China and both Linköping and Gothenburg, Sweden. We also maintain offices in several other countries, including Singapore, Nigeria, Ireland, France, Germany, Spain, South Africa and Kenya.

Our servers are hosted in data centers in the Netherlands, the United States, Canada, Nigeria, Iceland and Singapore. These data centers are owned and operated by third-party providers with which we have hosting and colocation agreements that typically have initial terms of one to three years and are renewable.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

You should read the following discussion and analysis of our results of operations and financial condition together with our consolidated financial statements and the related notes included elsewhere in this annual report. This discussion includes forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those expressed or implied by these forward-looking statements due to various factors, including those described under “Item 3. Key Information—D. Risk Factors” and elsewhere in this annual report.

This section discusses our results of operations and financial condition for the year ended December 31, 2025, compared to the year ended December 31, 2024. For a discussion of the year ended December 31, 2024, compared to the year ended December 31, 2023, see “Item 5. Operating and Financial Review and Prospects” in our annual report on Form 20-F for the year ended December 31, 2024, filed with the SEC on April 10, 2025.

Our consolidated financial statements are prepared in accordance with IFRS Accounting Standards. In addition, we present adjusted net income, adjusted EBITDA, adjusted diluted earnings per share and free cash flow from operations, which are non-IFRS financial measures. We believe these measures provide useful supplemental information for evaluating our operating performance and liquidity. Definitions of these measures, the reasons for their use and reconciliations from the most directly comparable IFRS measures are included below under the sections titled “Adjusted Net Income, Adjusted EBITDA and Adjusted Diluted Earnings per Share,” and “Free Cash Flow From Operations.”

A.
Operating Results

Executive Overview

Opera is a global web innovator whose core business centers on developing distinctive web browsers and integrated, AI-driven digital products for a global user base. Our portfolio includes our flagship PC and mobile browsers, as well as Opera GX, a specialized browser optimized for gamers, and Opera Neon, a premium subscription-based agentic AI browser designed for power users. We focus on delivering a superior, personalized, and secure online experience to our extensive user base. We monetize this diverse user base and generate revenue through two streams: advertising and queries. Advertising revenue is derived from the delivery of targeted ad units, programmatic advertising, and promotional placements across our proprietary platforms and third-party publisher networks. Query revenue is generated from traffic referral arrangements with search engine providers, e-commerce platforms, AI platforms and other partners, and is earned when users submit qualifying queries or access partner services through our integrated browser features. Our executive chairman, who is our chief operating decision maker, reviews operating results on a consolidated basis. As a result, we operate and report as a single operating segment. For a more detailed description of our business and products, see “Item 4. Information on the Company—B. Business Overview.”

The following table presents our financial highlights (in thousands, except for per share amounts and percentages):

	Year Ended December 31,			% Change
	2023	2024	2025	2024 vs. 2023	2025 vs. 2024
Revenue	$396,827	$480,648	$614,825	21%	28%

Net income	$153,301	$80,771	$108,282	(47)%	34%
Net income margin	39%	17%	18%

Adjusted net income (1)	$72,284	$86,093	$102,069	19%	19%
Adjusted net income margin (1)	18%	18%	17%

Adjusted EBITDA (1)	$93,719	$115,309	$142,530	23%	24%
Adjusted EBITDA margin (1)	24%	24%	23%

Diluted earnings per share	$1.69	$0.90	$1.19	(47)%	32%
Adjusted diluted earnings per share (1)	$0.80	$0.96	$1.12	21%	17%

Net cash flow from operating activities	$82,761	$104,977	$117,728	27%	12%
As percentage of adjusted EBITDA	88%	91%	83%

Free cash flow from operations (1)	$72,451	$70,190	$97,707	(3)%	39%
As percentage of adjusted EBITDA	77%	61%	69%

_______________

(1)
See the sections below titled “Adjusted Net Income, Adjusted EBITDA and Adjusted Diluted Earnings per Share” and “Free Cash Flow From Operations” for explanations and reconciliations of these non-IFRS financial measures.
•
Revenue was $614.8 million in 2025, an increase of $134.2 million, or 28%, from 2024. Driven by continued strong momentum from e-commerce partners and our ability to deliver targeted high-purchase-intent traffic to our advertising partners, advertising revenue increased by $105.3 million, or 36%, from 2024 to 2025. Query revenue increased $27.8 million, or 15%, over the same period, driven by our ongoing focus on users with the greatest monetization potential and broadening interfaces to address users’ intent.
•
Operating expenses totaled $524.4 million in 2025, an increase of $133.6 million, or 34%, compared to 2024. The increase was primarily driven by the cost of inventory sold, which rose by $86.5 million, or 73%, to $205.1 million following our successful scaling of the Opera Ads platform also outside Opera’s own inventory. Marketing and distribution expenses increased by $10.3 million, or 8%, to $142.2 million. Share-based compensation expenses increased by $21.6 million, or 222% due to awards of multi-year grants in early 2025 for which cost recognition is front loaded while the number of share units vesting each year remains relatively stable. Cash-based personnel expenses increased by $9.1 million, or 13%.
•
Net income was $108.3 million in 2025, an increase of 34% from 2024. The increase was primarily driven by the recognition of an unrealized gain of $36.3 million on our OPay investment in 2025, compared to an unrealized gain of $5.0 million recognized in 2024 and more than offsetting the increase in share-based compensation expenses. Adjusted net income, which excludes gains and losses on unconsolidated investments, share-based compensation expenses, and other items that may not be indicative of our recurring core business operating results, was $102.1 million in 2025, an increase of 19% from 2024.
•
Adjusted EBITDA was $142.5 million in 2025, representing a 23% margin, up from $115.3 million and a 24% margin in 2024.
•
In 2025, diluted earnings per share was $1.19, whereas adjusted diluted earnings per share was $1.12.
•
Net cash flow from operating activities in 2025 was $117.7 million, or 83% of adjusted EBITDA, representing an increase of 12% from 2024 when net cash flow from operating activities was $105.0 million, or 91% of adjusted EBITDA following accelerated revenue collection at the end of the year. Free cash flow from operations was $97.7 million, or 69% of adjusted EBITDA in 2025, compared to $70.2 million, or 61% of adjusted EBITDA in 2024, which included the investment of $19.1 million in an AI data cluster. At year-end 2025, cash and cash equivalents totaled $155.5 million.

Other Information

•
In 2025, we paid two cash dividends of $0.40 per share under our recurring dividend program. In January 2026, we paid an additional cash dividend of $0.40 per share under the program to shareholders of record as of January 7, 2026.
•
As of December 31, 2025, we had 605 full-time employees, an increase of 1% year-over-year.

User Metrics

We disclose MAU and ARPU metrics to provide investors with additional information about user engagement, monetization trends and operating performance. These metrics are subject to inherent limitations and may not be comparable to similarly titled metrics used by other companies. See “Item 3. Key Information—D. Risk Factors—Risks Related to Financial Reporting and Information Disclosure—Inaccuracies or misinterpretation of our operating metrics could harm our business.”

The table below presents our MAU metrics for the periods indicated (in millions):

	Three months ended (1)
	Mar. 31, 2024	June 30, 2024	Sept. 30, 2024	Dec. 31, 2024	Mar. 31, 2025	June 30, 2025	Sept. 30, 2025	Dec. 31, 2025
Smartphone average MAUs	177.6	180.2	179.6	178.1	174.1	174.8	172.9	167.2
PC browser average MAUs	80.4	78.2	78.9	83.9	85.5	82.7	80.8	86.2
Feature phone average MAUs	45.4	39.9	37.3	33.4	33.4	31.6	30.4	30.7
Other	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2
Total MAUs	303.6	298.5	296.0	295.5	293.2	289.2	284.2	284.3

_______________

(1)
Average across the three months included in each period, with each month calculated as of its final day using a 30-day lookback window.

Average smartphone MAUs for the three months ended December 31, 2025, were 167 million, including approximately 141 million smartphone browser users and 25 million Opera News app users. Opera GX reached 34 million MAUs across PC and mobile in the fourth quarter of 2025.

While total MAUs declined modestly in 2025 as we prioritized user quality, engagement and monetization in higher-monetization Western markets over absolute user growth, our strategy and focus resulted in annualized ARPU increasing by 26% from the fourth quarter of 2024 to the same quarter in 2025, driven by growth in both advertising and query revenue.

Annualized ARPU (1)
$3.00
$2.50
$2.00
$1.50
$1.00
$0.50
$—
$1.34
$1.46
$1.66
$1.97
$1.94
$1.97
$2.13
$2.49
Mar. 31, 2024
June 30, 2024
Sept. 30, 2024
Dec. 31, 2024
Mar. 31, 2025
June 30, 2025
Sept. 30, 2025
Dec. 31, 2025

_______________

(1)
Calculated as advertising and query revenue for the quarter ended on the indicated date, divided by average MAUs for that quarter, and annualized (multiplied by four).

Major Factors Affecting Our Results of Operations

The following factors have materially affected, and may continue to affect our results of operations.

User Base Composition and Monetization

Our user base is a key driver of revenue through its attractiveness to advertisers and search partners and its impact on user-level monetization. Our revenue depends not only on the size of our user base, but also on its composition, including geographic distribution, demographics, engagement, and commercial value to partners. In recent periods, we have prioritized growth in geographies and user segments with higher monetization potential, which has shifted our user and revenue mix toward more developed markets. As a result, a decline in total MAUs has been offset by higher ARPU. Future changes in user mix across regions or segments, or shifts in engagement levels, may affect ARPU and overall revenue, even if total user levels remain stable.

Broader industry trends, competitive dynamics, and evolving user behavior continue to influence how users discover and consume content, interact with advertising, and use search and AI-enabled services. Our ability to adapt to these changes, and to attract, retain, and engage users with high monetization potential, will remain an important determinant of our revenue growth, profitability, and results of operations.

Monetization Partner Relationships and Revenue Sharing

We maintain long-standing relationships with a number of key monetization partners, including Google. Changes to revenue-sharing arrangements, fee structures, payment policies or other contractual terms with these partners, as well as legal or regulatory developments affecting their business models, could affect our revenues, either positively or negatively. While we did not experience material adverse impacts from such changes during the period from 2023 through 2025, our results remain sensitive to the terms and performance of these arrangements.

Our results are also influenced by our ability to integrate and optimize our partners’ services within our products and to access third-party advertising inventory. In 2025, we worked with more than 620 monetization partners, including providers of third-party inventory. Our ability to maintain and expand these relationships depends in part on the effectiveness of our advertising and targeting capabilities, including through our Opera Ads platform. These capabilities rely, in part, on data signals from third-party websites, services and platforms that we do not control. As a result, changes in regulation, platform policies or technical restrictions that limit targeting effectiveness or measurement could adversely affect our advertising revenue.

Advertising Market Conditions and Demand Cyclicality

A significant portion of our revenue is generated from advertising, which is influenced by advertiser demand, pricing dynamics, budget allocation decisions and broader economic conditions. Changes in advertiser spending levels, campaign mix or pricing, particularly when advertisers constrain budgets in response to economic volatility, may affect our advertising revenue and margins.

Advertising demand is also subject to seasonal patterns, with higher levels of spending typically occurring in the fourth quarter and lower levels in the first quarter. In addition, shifts in the mix of advertisers, formats and campaign types, including between brand-oriented and performance-based advertising, may affect monetization levels and revenue growth from period to period.

Our ability to grow advertising revenue depends in part on maintaining sufficient demand from advertisers, the effectiveness of our advertising solutions, and our ability to align advertising inventory with advertiser objectives.

Marketing and Distribution Economics

Our results of operations are affected by the costs and economics associated with user acquisition. We incur costs to promote and distribute our products across different platforms, including through marketing activities, distribution arrangements and other user acquisition initiatives. Changes in these costs, or in the effectiveness of our distribution efforts, may affect our revenue growth and margins.

User acquisition and product distribution economics vary by geography, platform and product. As we focus on attracting and retaining users in higher-monetizing segments and regions, our user acquisition costs and distribution mix may change, which can influence ARPU and overall profitability. In addition, changes in distribution arrangements or platform dynamics may affect our ability to efficiently reach users or maintain usage levels.

Our ability to manage user acquisition and product distribution economics depends on the effectiveness of our marketing and distribution strategies, the performance of our products, and competitive conditions in the markets in which we operate. Variations in these factors may affect our results of operations from period to period.

Brand Recognition and Reputation

Our brand recognition and reputation are important to our ability to attract and retain users and to maintain relationships with monetization, content and distribution partners. A strong brand also supports the adoption of new products and services and enhances the effectiveness of our user acquisition and marketing efforts. A deterioration in brand perception could reduce user engagement, weaken partner relationships and adversely affect our results of operations.

Product and Platform Mix

Our results of operations are influenced by the mix of products and platforms through which users access our services. Usage across mobile and PC platforms, as well as across different browser variants, monetizes at different rates and involves different cost structures. Accordingly, changes in the relative mix of platforms or products can affect our revenue growth, margins and results of operations, even if total user levels remain stable.

Mobile and PC usage differ in terms of advertising formats, query behavior and monetization potential. In addition, our browser variants, including Opera GX and other differentiated products, serve distinct user segments and may exhibit different engagement patterns, monetization profiles and development or marketing costs. Shifts in user adoption or engagement among these platforms or products may therefore affect ARPU and overall monetization.

Our ability to manage product and platform mix depends on user preferences, distribution dynamics and our ongoing product development and marketing efforts. Changes in this mix, whether driven by user behavior or strategic focus, may impact our results of operations from period to period.

Technology Investment and Operating Cost Structure

Our results of operations are influenced by our investment in technology, including AI capabilities, and the composition of our operating cost structure. We incur significant costs related to product development, platform infrastructure, data processing and personnel to support our browsers, AI initiatives and advertising technology. Changes in the level, timing or efficiency of these investments may affect our operating expenses and margins from period to period.

Our operating costs may not move in direct proportion to revenue, with economies of scale being paired with changes in our business mix and investments in marketing and new products, features and platform capabilities, including AI-enabled functionality. While these investments support long-term growth and scalability, they may increase operating expenses in the near term. AI-related initiatives may also require incremental spending on computing capacity, data acquisition and processing, third-party services and specialized personnel, and the magnitude and timing of these costs may vary.

Our ability to manage our operating cost structure depends on maintaining operating leverage as our business scales, prioritizing technology investments and aligning costs with revenue growth. Variations in these factors may affect our results of operations.

Regulatory, Legal and Macroeconomic Environment

Changes in the global regulatory, legal and macroeconomic environment may affect our business practices, cost structure and results of operations. These factors include changes in laws and regulations, economic growth conditions, inflation, fiscal and monetary policy, foreign exchange movements and geopolitical developments.

During 2025, macroeconomic and geopolitical conditions contributed to volatility in foreign exchange markets, including a weakening of the U.S. dollar against other currencies, which affected our results. Furthermore, the escalation of geopolitical conflict in the Middle East in early 2026 has introduced significant new volatility into global energy and foreign exchange markets. More broadly, these ongoing conditions, including the potential for renewed inflationary pressures or economic slowdowns, may negatively influence advertiser spending, partner demand, and our operating cost base in the current and future periods. We continue to monitor the direct and indirect effects of these developments on our business and financial performance.

Strategic Investments and Acquisitions

We hold strategic investments and may pursue further investments or acquisitions to expand our products, capabilities or market opportunities. These investments and acquisitions may not generate the expected financial returns and could adversely affect our results of operations, including through impairment charges, amortization of intangible assets or credit losses.

The timing and magnitude of any such charges may vary from period to period and could reduce our profitability and affect comparability of our financial results.

Results of Operations

The following table set forth our consolidated Statement of Operations data (in thousands):

	Year Ended December 31,
	2023	2024	2025
Revenue	$396,827	$480,648	$614,825
Other operating income	666	2,367	(378)
Operating expenses:
Technology and platform fees	(3,145)	(10,010)	(9,312)
Content cost	(4,297)	(3,891)	(6,066)
Cost of inventory sold	(85,808)	(118,658)	(205,127)
Personnel expenses excluding share-based compensation	(65,801)	(69,940)	(78,994)
Share-based compensation expenses	(16,950)	(9,718)	(31,273)
Marketing and distribution expenses	(109,947)	(131,951)	(142,218)
Credit loss expense	(3,967)	784	713
Depreciation and amortization	(13,165)	(15,582)	(18,861)
Impairment of non-financial assets	(681)	(113)	(1,946)
Other operating expenses	(30,842)	(31,674)	(31,291)
Total operating expenses	(334,603)	(390,753)	(524,375)
Operating profit	62,890	92,262	90,072
Share of net income (loss) of equity-accounted investees	—	(2)	268
Fair value gain on long-term investments	89,838	5,000	36,300
Net finance income (expense):
Finance income	8,876	3,577	3,294
Finance expense	(644)	(586)	(610)
Foreign exchange gain (loss)	(963)	(1,839)	(4,108)
Net finance income (expense)	7,269	1,152	(1,424)
Income before income taxes	159,997	98,412	125,216
Income tax expense	(6,697)	(17,642)	(16,934)
Net income attributable to Opera shareholders	$153,301	$80,771	$108,282

The following table sets forth the components of our consolidated Statement of Operations data as a percentage of revenue (1):

	Year Ended December 31,
	2023	2024	2025
Revenue	100%	100%	100%
Other operating income	—	—	—
Operating expenses:
Technology and platform fees	(1)	(2)	(2)
Content cost	(1)	(1)	(1)
Cost of inventory sold	(22)	(25)	(33)
Personnel expenses excluding share-based compensation	(17)	(15)	(13)
Share-based compensation expenses	(4)	(2)	(5)
Marketing and distribution expenses	(28)	(27)	(23)
Credit loss expense	(1)	—	—
Depreciation and amortization	(3)	(3)	(3)
Impairment of non-financial assets	—	—	—
Other operating expenses	(8)	(7)	(5)
Total operating expenses	(84)	(81)	(85)
Operating profit	16	19	15
Share of net income (loss) of equity-accounted investees	—	—	—
Fair value gain on long-term investments	23	1	6
Net finance income (expense):
Finance income	2	1	1
Finance expense	—	—	—
Foreign exchange gain (loss)	—	—	(1)
Net finance income (expense)	2	—	—
Income before income taxes	40	20	20
Income tax expense	(2)	(4)	(3)
Net income attributable to Opera shareholders	39%	17%	18%

_______________

(1)
Percentages have been rounded for presentation purposes and may differ from unrounded results.

Revenue

We generate revenue from advertising, query (inclusive of the former “search” category), and other services. Advertising revenue is generated from the delivery of advertisements across our PC and mobile browsers, the Opera News platform, and third-party partner properties. This category also includes income from non-query, user-related monetization activities. Query revenue is generated from traffic referral arrangements with third-party partners, including search engine providers, e-commerce platforms, AI platforms and other partners, when users submit queries or proactively access partner services through integrated browser features. Query revenue includes revenue-share payments and fees related to customizations and integrations that facilitate user access to partner services. Non-search query revenue that in prior periods was classified as advertising has been reclassified to conform to the current classification. Other revenue consists primarily of income from on-demand cloud computing services. The table below presents revenue from each category (in thousands, except for percentages):

	Year Ended December 31,			% Change
	2023	2024	2025	2024 vs. 2023	2025 vs. 2024
Advertising	$230,980	$290,723	$396,040	26%	36%
Query	162,168	188,997	216,832	17%	15%
Other revenue	3,679	927	1,953	(75)%	111%
Total revenue	$396,827	$480,648	$614,825	21%	28%

Advertising revenue increased $105.3 million, or 36%, from 2024 to 2025. Underlying advertising demand, in particular from e-commerce partners, led to better monetization on a per-user basis, which together with improved pricing factors and the growth of our user bases in Western markets, resulted in the continuing growth of our Opera Ads platform where we also leveraged third-party inventories to meet the demand we sourced from advertisers, as evidenced by the growth of our cost of inventory sold.

Query revenue increased $27.8 million, or 15%, from 2024 to 2025. The increase was driven by both underlying monetization improvements by our search partners and broadening of the interfaces in which we can address users’ intent, and the growth of our browser user base in Western markets where advertisers typically pay more to be promoted. As our query revenue includes income from revenue sharing arrangements with our search partners, these factors together had a direct positive impact on our query revenue.

Other revenue increased $1.0 million, or 111%, from 2024 to 2025. See Note 3 to our consolidated financial statements included elsewhere in this annual report for more information about our revenues.

Other Operating Income

Other operating income consists of income arising from activities that are not part of our ordinary operations, including net gains or losses on disposals of property, equipment and intangible assets. The table below presents other operating income (in thousands, except for percentages):

	Year Ended December 31,			% Change
	2023	2024	2025	2024 vs. 2023	2025 vs. 2024
Other operating income	$666	$2,367	$(378)	255%	NM

_______________

NM - not meaningful.

Other operating income decreased $2.7 million, from 2024 to 2025 and changed from income in 2024 to a net loss in 2025, primarily due to converting crypto assets to cash at reduced market prices.

Technology and Platform Fees

Technology and platform fees primarily consist of platform and collection service costs incurred to support subscription services for which we act as the principal, and transaction and communication platform expenses. The table below presents technology and platform fees (in thousands, except for percentages):

	Year Ended December 31,			% Change
	2023	2024	2025	2024 vs. 2023	2025 vs. 2024
Technology and platform fees	$(3,145)	$(10,010)	$(9,312)	218%	(7)%

Technology and platform fees decreased $0.7 million, or 7%, from 2024 to 2025, primarily driven by decreased spending on performance marketing technologies and solutions used in our advertising business.

Content Cost

Content cost consists primarily of payments to content creators on our platforms, including Opera News Hub, as well as payments to publishers and monetization partners. Content cost also includes cashback payments to users. We expect our content cost will be fairly stable as a percentage of the related revenue streams. The table below presents content cost (in thousands, except for percentages):

	Year Ended December 31,			% Change
	2023	2024	2025	2024 vs. 2023	2025 vs. 2024
Content cost	$(4,297)	$(3,891)	$(6,066)	(9)%	56%

Content cost increased by $2.2 million, or 56%, to $6.1 million from 2024 to 2025, mostly related to Opera News.

Cost of Inventory Sold

Cost of inventory sold consists primarily of the cost incurred to acquire third-party advertising inventory that is sold alongside our own inventory to meet advertiser demand. We expect this cost category to grow as a percentage of overall revenue as we see it driving incremental profitability of our advertising business. The table below presents the cost of inventory sold (in thousands, except for percentages):

	Year Ended December 31,			% Change
	2023	2024	2025	2024 vs. 2023	2025 vs. 2024
Cost of inventory sold	$(85,808)	$(118,658)	$(205,127)	38%	73%

The cost of inventory sold increased $86.5 million, or 73%, from 2024 to 2025, and represented 33% of our revenue in 2025, up from 25% of our revenue in 2024. This increase was driven mainly by the continuing expansion of the Opera Ads platform, our audience extension product.

Personnel Expenses Excluding Share-based Compensation

Cash-based personnel expenses consist primarily of salaries and bonuses, related social security contributions, costs of external temporary hires, and other personnel-related expenses, and are presented net of capitalized development costs. We expect cash-based compensation expenses to increase in absolute terms over time, primarily reflecting business growth, expansion of our global operations, and periodic salary adjustments, while declining as a percentage of revenue. The table below presents cash-based personnel expenses (in thousands, except for percentages):

	Year Ended December 31,			% Change
	2023	2024	2025	2024 vs. 2023	2025 vs. 2024
Personnel expenses excluding share-based compensation	$(65,801)	$(69,940)	$(78,994)	6%	13%

Cash-based compensation expenses increased $9.1 million, or 13%, mostly due to a weakening of the US dollar relative to our primary salary currencies, as well as salary adjustments and an increase in the cost of temporary hires. See Note 4 to our consolidated financial statements included elsewhere in this annual report for additional details of our personnel expenses.

Share-Based Compensation Expenses

Share-based compensation expenses include costs related to restricted share units and options granted under our share incentive plan, related social security contributions, and options granted by Kunlun to our employees. Awards granted by Kunlun are accounted for as equity-settled share-based payments in our consolidated financial statements. We have no obligation to settle awards granted by Kunlun and these awards do not lead to dilution of our shareholders. Share-based compensation expense may be volatile, as it is affected by the fair value of equity awards at grant, the number of awards granted, and the length of vesting periods. The table below presents share-based compensation expenses (in thousands, except for percentages):

	Year Ended December 31,			% Change
	2023	2024	2025	2024 vs. 2023	2025 vs. 2024
Share-based compensation expense for Opera-granted awards	$(10,500)	$(6,846)	$(28,476)	(35)%	316%
Share-based compensation expense for parent-granted awards	$(6,450)	$(2,872)	$(2,797)	(55)%	(3)%
Total share-based compensation expenses	$(16,950)	$(9,718)	$(31,273)	(43)%	222%

Share-based compensation expenses increased $21.6 million, or 222%, from 2024 to 2025, primarily due to the grant of approximately 1.9 million share-equivalent RSUs in early 2025. These awards vest over the 2025–2028 period and largely replaced awards that had completed their vesting cycles. Expense recognition for multi-year grants is front-loaded, resulting in a higher proportion of total expense being recognized in the earlier years of the vesting period.

Marketing and Distribution Expenses

Marketing and distribution expenses consist primarily of performance-based marketing campaigns for our browsers and news platform. We expect these expenses to increase in absolute terms while declining as a percentage of revenue. The table below presents marketing and distribution expenses (in thousands, except for percentages):

	Year Ended December 31,			% Change
	2023	2024	2025	2024 vs. 2023	2025 vs. 2024
Marketing and distribution expenses	$(109,947)	$(131,951)	$(142,218)	20%	8%

Marketing and distribution expenses increased by $10.3 million, or 8%, from 2024 to 2025. The increase was primarily driven by expanded marketing and distribution activities in Western markets to target users with greater monetization potential. As a result, expenses related to our browsers increased by $18.6 million, or 16%, to $136.1 million in 2025, with the remaining spend relating to MiniPay and Opera News.

Credit Loss Expense

Credit loss expense consists of write-offs of receivables for which there is no reasonable expectation of recovery and changes in provisions for expected credit losses on outstanding balances. Provisions are determined based on specific invoice-level credit risk where identifiable, and otherwise using a provision matrix based on historical loss experience adjusted for forward-looking information. Credit losses are affected by our ability to collect contractual cash flows and the credit risk of our customers, including general market conditions. The table below presents our credit loss expense (in thousands, except for percentages):

	Year Ended December 31,			% Change
	2023	2024	2025	2024 vs. 2023	2025 vs. 2024
Credit loss expense	$(3,967)	$784	$713	NM	(9)%

_______________

NM - not meaningful.

Our credit loss recovery was $0.7 million in 2025, due to reversals of previous provisions for credit losses on receivables due from certain specific customers in emerging markets as the receivables were ultimately settled, similar to gains realized in 2024. See Note 12 to our consolidated financial statements included elsewhere in this annual report for more information about our credit loss allowance.

Depreciation and Amortization

Depreciation expenses primarily relate to servers, other equipment, and leased office premises, while amortization expenses primarily relate to technology-related assets, including internally developed assets and customer relationship assets recognized in connection with our 2016 acquisition of Opera Norway AS. The amounts of depreciation and amortization are driven by the capital investment levels and the expected useful lives of the related assets. We expect these expenses to increase as we continue to invest in our products and digital infrastructure. The table below presents depreciation and amortization (in thousands, except for percentages):

	Year Ended December 31,			% Change
	2023	2024	2025	2024 vs. 2023	2025 vs. 2024
Depreciation and amortization	$(13,165)	$(15,582)	$(18,861)	18%	21%

Depreciation and amortization increased $3.3 million, or 21%, from 2024 to 2025, primarily due to higher depreciation of servers and related infrastructure supporting our AI initiatives, as well as increased amortization of internally developed technology assets. See Notes 9 and 10 to our consolidated financial statements included elsewhere in this annual report for more information about our fixed and intangible assets.

Impairment of Non-financial Assets

Impairment of non-financial assets consists of impairment losses recognized on property, equipment, and intangible assets when the recoverable amount of the individual asset or the cash-generating unit to which it belongs is below its carrying amount. The table below presents impairment of non-financial assets (in thousands, except for percentages):

	Year Ended December 31,			% Change
	2023	2024	2025	2024 vs. 2023	2025 vs. 2024
Impairment of non-financial assets	$(681)	$(113)	$(1,946)	(83)%	1619%

Impairment of non-financial assets increased $1.8 million, or 1619%, from 2024 to 2025. The impairment charge in 2025 was mostly related to a decline in market values of certain crypto assets we hold in connection with our MiniPay partnerships. See Note 10 to our consolidated financial statements included elsewhere in this annual report for more information.

Other Operating Expenses

Other operating expenses consist primarily of hosting costs, audit and advisory fees, software license fees, office-related expenses, and travel. We expect these expenses to increase in absolute terms while declining as a percentage of revenue. The table below presents other operating expenses (in thousands, except for percentages):

	Year Ended December 31,			% Change
	2023	2024	2025	2024 vs. 2023	2025 vs. 2024
Other operating expenses	$(30,842)	$(31,674)	$(31,291)	3%	(1)%

Our other operating expenses decreased by $0.4 million, or 1%, from 2024 to 2025. The decrease was mostly driven by lower cost of professional services, partially offset by higher costs related to our infrastructure and network. See Note 5 to our consolidated financial statements included elsewhere in this annual report for more information.

Share of Net Income (Loss) of Equity-accounted Investees

We have investments in a venture fund operated by Verda Ventures (the “MiniPay fund”) and in nHorizon Innovation, both of which are accounted for under the equity method. The MiniPay fund was formed in the second half of 2024 to invest in companies operating in the stablecoin ecosystem related to our MiniPay platform, and our share of net income or loss reflects the performance of the underlying investments. In 2022, we discontinued recognizing our share of losses from nHorizon Innovation as our cumulative share of losses exceeded our investment balance. Any future profits will be recognized only after previously unrecognized losses have been recovered; however, we do not expect such amounts to be material. The table below presents our share of net income (loss) of equity-accounted investees (in thousands, except for percentages):

	Year Ended December 31,			% Change
	2023	2024	2025	2024 vs. 2023	2025 vs. 2024
Share of net income (loss) of equity-accounted investees	$—	$(2)	$268	NM	NM

_______________

NM - not meaningful.

In 2025, our share of the MiniPay fund’s net income was $0.3 million, reflecting unrealized gains recognized by the fund on its investments. Our unrecorded share of nHorizon Innovation’s net loss in 2025 was immaterial. See Note 11 to our consolidated financial statements included elsewhere in this annual report for more information.

Fair Value Gain on Long-Term Investments

Our long-term minority investments in unconsolidated entities over which we do not have significant influence or joint control are accounted for at fair value through profit or loss, with changes in fair value recognized in the statement of operations as fair value gain on long-term investments. This category consists exclusively of our investment in OPay. The fair value of this investment is subject to significant estimation uncertainty, as its future valuation depends on OPay’s financial and operational performance, as well as the macroeconomic conditions within its core markets. The table below presents fair value gains on our long-term investments (in thousands, except for percentages):

	Year Ended December 31,			% Change
	2023	2024	2025	2024 vs. 2023	2025 vs. 2024
Fair value gain on long-term investments	$89,838	$5,000	$36,300	(94)%	626%

In 2025, we recognized an unrealized fair value gain of $36.3 million on our OPay investment, compared to an unrealized gain of $5.0 million in 2024. The fair value gain in 2025 reflected the underlying growth and financial performance of OPay, captured as changes in the probability-weighted expected return model used to estimate fair value. See Note 11 to our consolidated financial statements included elsewhere in this annual report for more details.

Net Finance Income (Expense)

Finance income primarily consists of interest income earned on cash deposits with financial institutions, while finance expense primarily consists of interest expense on leases of office premises and equipment. Net foreign exchange gain or loss, included in net finance income (expense), reflects gains or losses arising from the settlement and remeasurement of monetary items denominated in currencies other than the functional currency of each subsidiary, including intercompany balances. The table below presents finance income, finance expense and foreign exchange gain (loss) (in thousands, except for percentages):

	Year Ended December 31,			% Change
	2023	2024	2025	2024 vs. 2023	2025 vs. 2024
Finance income	$8,876	$3,577	$3,294	(60)%	(8)%
Finance expense	(644)	(586)	(610)	(9)%	4%
Foreign exchange gain (loss)	(963)	(1,839)	(4,108)	91%	123%
Net finance income (expense)	$7,269	$1,152	$(1,424)	(84)%	(224)%

In 2025, net finance expense amounted to $1.4 million while in 2024 finance items netted to an income of $1.2 million. The deterioration was mostly due to foreign exchange losses increasing by $2.3 million, or 123%, to $4.1 million in 2025, largely attributable to exchange differences on intercompany balances. Finance income, comprising interest income on our deposits of cash, totaled $3.3 million, down $0.3 million, or 8% from 2024. Finance expense, mostly comprising interest expense on leases, amounted to $0.6 million in both 2024 and 2025. See Note 6 to our consolidated financial statements included elsewhere in this annual report for more details.

Income Tax Expense

Income tax expense consists of current tax based on taxable income in each jurisdiction and deferred tax arising from temporary differences and unused tax losses. A substantial portion of our revenue and operating profit is generated in jurisdictions with stable tax regimes, including Norway, Ireland, and Singapore, with statutory tax rates of 22.0%, 12.5%, and 17.0%, respectively. Gains on our investment in OPay are not taxable to Opera, which is a significant factor contributing to our low effective tax rate. We also recognize tax effects related to equity awards granted to employees, including deferred tax assets based on the estimated future tax deduction measured using our share price at the reporting date. Any tax benefit on market values exceeding the related cumulative share-based compensation expense is recognized directly in equity. The table below presents income tax expense and the effective tax rate (in thousands, except for percentages):

	Year Ended December 31,			% Change
	2023	2024	2025	2024 vs. 2023	2025 vs. 2024
Income tax expense	$(6,697)	$(17,642)	$(16,934)	163%	(4)%
Effective tax rate	4.2%	17.9%	13.5%

The income tax expense decreased $0.7 million, or 4%, from 2024 to 2025, resulting in the effective tax rate also decreasing. The decrease in our effective tax rate was primarily due to the amount of fair value gain on our investment in OPay, which represents tax-exempt income. See Note 7 to our consolidated financial statements included elsewhere in this annual report for further details.

Adjusted Net Income, Adjusted EBITDA and Adjusted Diluted Earnings per Share

In addition to financial measures presented in accordance with IFRS Accounting Standards, we use the non-IFRS financial measures adjusted net income, adjusted EBITDA and adjusted diluted earnings per share to manage our business, evaluate performance, support planning and decision-making, and allocate resources. These non-IFRS measures are intended to provide supplemental information by excluding items that we believe are not representative of core business operating performance.

Adjusted net income is defined as net income adjusted to exclude (i) profit (loss) from discontinued operations, (ii) gain (loss) on investments in unconsolidated entities, (iii) non-recurring expenses, (iv) impairment of non-financial assets, (v) amortization of acquired intangible assets, (vi) share-based compensation expense, and (vii) the income tax effect of these adjustments. Adjusted net income margin is calculated as adjusted net income divided by revenue. Adjusted diluted earnings per share is calculated as adjusted net income divided by the diluted weighted average number of shares outstanding.

Adjusted EBITDA is defined as net income adjusted to exclude (i) profit (loss) from discontinued operations, (ii) income tax expense, (iii) net finance income (expense), (iv) gain (loss) on long-term investments in unconsolidated entities, (v) non-recurring expenses, (vi) impairment of non-financial assets, (vii) depreciation and amortization, (viii) share-based compensation expense, and (ix) other operating income. Adjusted EBITDA margin is calculated as adjusted EBITDA divided by revenue.

We believe these non-IFRS financial measures are useful to investors because they facilitate period-to-period comparisons of operating performance and are consistent with how management evaluates the business. These measures should not be considered in isolation or as substitutes for, or superior to, the financial information prepared in accordance with IFRS Accounting Standards. Our definitions of adjusted net income, adjusted EBITDA and adjusted diluted earnings per share may differ from similarly titled measures used by other companies. In addition, measures may be limited in their usefulness because they do not present the full economic effects of certain items of income and expenses.

We address the limitations of these non-IFRS financial measures by providing reconciliations from the most closely comparable IFRS financial measures. Investors are encouraged to review these reconciliations and to consider non-IFRS financial measures together with our IFRS results.

The following table presents a reconciliation of net income to adjusted net income (in thousands):

	Year Ended December 31,
	2023	2024	2025
Net income	$153,301	$80,771	$108,282
Add (deduct):
Fair value (gain) loss on short-term investments (1)	(3,243)	—	—
Fair value (gain) loss on long-term investments	(89,838)	(5,000)	(36,300)
Share of net loss of equity-accounted investees	—	2	(268)
Non-recurring expenses (2)	698	—	—
Impairment of non-financial assets	681	113	1,946
Amortization of acquired intangible assets	2,580	2,580	2,580
Share-based compensation expenses	16,950	9,718	31,273
Income tax effect on adjustments	(8,845)	(2,091)	(5,444)
Adjusted net income	$72,284	$86,093	$102,069

_______________

(1)
Fair value gains on short-term investments were included in finance income in the Statement of Operations.
(2)
Non-recurring expenses in 2023 primarily related to audit, legal, and other advisory fees incurred in connection with a secondary public offering of our ADSs by a pre-IPO shareholder. These expenses were included in other operating expenses in the Statement of Operations.

The following table is a reconciliation of net income to adjusted EBITDA (in thousands):

	Year Ended December 31,
	2023	2024	2025
Net income	$153,301	$80,771	$108,282
Add (deduct):
Income tax expense	6,697	17,642	16,934
Net finance (income) expense	(7,269)	(1,152)	1,424
Fair value (gain) on long-term investments	(89,838)	(5,000)	(36,300)
Share of net loss of equity-accounted investees	—	2	(268)
Non-recurring expenses	698	—	—
Impairment of non-financial assets	681	113	1,946
Depreciation and amortization	13,165	15,582	18,861
Share-based compensation expenses	16,950	9,718	31,273
Other operating income	(666)	(2,367)	378
Adjusted EBITDA	$93,719	$115,309	$142,530

The following table is a reconciliation of diluted earnings per share to adjusted diluted earnings per share:

	Year Ended December 31,
	2023	2024	2025
Diluted earnings per share	$1.69	$0.90	$1.19
Add (deduct):
Fair value (gain) loss on short-term investments	(0.04)	—	—
Fair value (gain) loss on long-term investments	(0.99)	(0.06)	(0.40)
Share of net loss of equity-accounted investees	—	—	—
Non-recurring expenses	0.01	—	—
Impairment of non-financial assets	0.01	—	0.02
Amortization of acquired intangible assets	0.03	0.03	0.03
Share-based compensation expenses	0.19	0.11	0.34
Income tax effect on adjustments	(0.10)	(0.02)	(0.06)
Adjusted diluted earnings per share	$0.80	$0.96	$1.12

B.
Liquidity and Capital Resources

Cash Flows

Our principal sources of liquidity are our cash and cash equivalents, and cash generated from our operating activities. As of December 31, 2025, we had $155.5 million in cash and cash equivalents, comprising of cash on deposit with banks and limited holdings of stablecoins, primarily denominated in U.S. dollars, with limited amounts held in euros, Norwegian kroner and other local currencies of the markets where we operate. As part of our cash management strategy, we concentrate cash deposits with large financial institutions.

The following table sets forth a summary of our cash flows for the periods indicated (in thousands):

	Year Ended December 31,
	2023	2024	2025
Net cash flow from operating activities	$82,761	$104,977	$117,728
Net cash flow from (used in) investing activities	$19,999	$(27,112)	$(14,451)
Net cash flow used in financing activities	$(59,843)	$(42,146)	$(76,552)

Cash Provided by Operating Activities

Net cash flow from operating activities was $117.7 million in 2025. Operating profit of $90.1 million, adjusted for non-cash items such as depreciation, amortization and share-based compensation totaling $50.4 million, contributed $140.4 million, which was partially offset by changes in items of working capital such as trade receivables and payables totaling $9.9 million. Income taxes paid in 2025 amounted to $12.9 million.

The increase in net cash flow from operating activities during 2025 compared to 2024 of $12.8 million, was due to an increase in cash collection from customers driven by the increases in advertising and query revenues, partially offset by a higher amount of cash paid for operational spending.

Cash Provided by and Used in Investing Activities

Cash used in investing activities during 2025 mostly consisted of $5.5 million spent on purchases of property and equipment, and $9.7 million spent on the development of new products and services.

In 2024, investing activities mostly consisted of $23.3 million on purchases of property and equipment, including $19.1 million spent on AI data center infrastructure, and $7.3 million on the development of new products and services.

Cash Used in Financing Activities

Cash used in financing activities during 2025 mostly consisted of dividend payments totaling $71.2 million and to a lesser extent payments of lease liabilities of $4.8 million.

In 2024, cash dividend payments were lower at $37.4 million due to $33.0 million of dividends being offset against a receivable that was due from Kunlun from the sale of Opera’s former ownership interest in Star X. Payments of lease liabilities amounted to $4.2 million in 2024. In total, cash used in financing activities was $34.4 million higher in 2025 compared to 2024.

Free Cash Flow From Operations

In addition to net cash flow from operating activities presented in accordance with IFRS Accounting Standards, we use free cash flow from operations as a supplemental measure to evaluate our operating performance and cash generation. We define free cash flow from operations as net cash flows from operating activities less (i) purchases of fixed and intangible assets, (ii) development expenditure and (iii) payment of lease liabilities.

Free cash flow from operations does not represent residual cash available for discretionary uses. We believe, however, that it provides useful supplemental information regarding our ability to generate cash from ongoing operations to fund investments, including acquisitions, and to support capital allocation decisions.

Free cash flow from operations should not be considered in isolation or as a substitute for, or superior to, net cash flows from operating activities or other measures prepared in accordance with IFRS Accounting Standards. Our definition may differ from similarly titled measures used by other companies. We address the limitations of this non-IFRS financial measure by providing a reconciliation to net cash flow from operating activities, the most directly comparable IFRS measure, and investors are encouraged to consider this measure together with our IFRS cash flow information.

The table below reconciles net cash flow from operating activities to free cash flow from operations (in thousands):

	Year Ended December 31,
	2023	2024	2025
Net cash flow from operating activities	$82,761	$104,977	$117,728
(Deduct):
Purchase of equipment	(1,873)	(23,344)	(5,546)
Purchase of intangible assets	(250)	—	—
Development expenditure	(4,281)	(7,263)	(9,699)
Payment of lease liabilities	(3,907)	(4,181)	(4,776)
Free cash flow from operations	$72,451	$70,190	$97,707

Liquidity and Material Cash Requirements

We expect that our existing cash and cash equivalents, together with cash flows from operations, will be sufficient to fund our operating activities and cash commitments for investing and financing activities, including dividends and share repurchases, for at least the next 12 months and thereafter for the foreseeable future. We continuously evaluate our liquidity and capital resources, including our access to external capital and potential realization of strategic investments, to ensure we can finance our future capital requirements.

Dividends

In June 2023, our Board of Directors adopted a recurring semi-annual cash dividend program. Beginning with an initial distribution of $0.40 per ADS in July 2023, we have consistently paid cash dividends in that amount every January and July. Portions of dividends payable on the ordinary shares held by Kunlun, amounting to $25.1 million in 2023 and $33.0 million in 2024, were not paid in cash but were offset against a receivable from the 2022 sale of Star X shares. In 2025, total cash dividends amounted to $71.2 million.

We intend to continue paying semi-annual dividends; however, the declaration, timing and amount of any future dividends remain subject to Board approval and will depend on our financial condition, results of operations, capital requirements, contractual restrictions and other relevant factors.

Share Repurchases

On February 26, 2026, our Board of Directors authorized a new share repurchase program of up to $300 million, executable over a two-year period. While this program represents a potential material use of capital, it is entirely discretionary and does not impose a legally binding contractual obligation on the company to acquire any specific volume of shares or expend the full authorized amount.

We anticipate funding these repurchases, which will include both ADSs from the open market and pro-rata purchases of ordinary shares from our majority shareholder, through our ongoing cash generation and existing strong cash balances. We believe our current liquidity position is highly robust and sufficient to support this program without compromising our ability to fund day-to-day operations, working capital needs, strategic growth investments, or our continued commitment to our semi-annual recurring dividend program.

Capital Expenditures

Our capital expenditures primarily relate to technical infrastructure, including servers and network equipment, to support our computing, storage, and networking needs, including for AI-related initiatives. In addition, we invest in developing and enhancing our software products, which is primarily reflected in operating expenses rather than capital expenditures.

During 2024 and 2025, our capital expenditures were $30.6 million and $15.2 million, respectively. The higher level spending in 2024 primarily reflected the acquisition of an AI data cluster for $19.1 million. We do not expect to make similarly significant investments in AI data clusters in the foreseeable future, and therefore consider the 2025 level to be a better baseline for future capital expenditures.

Contractual Obligations

As of December 31, 2025, our contractual obligations for which we had recognized financial liabilities, such as trade payables and leases, totaled $112.8 million, of which $108.0 million is due to be paid during 2026. See Note 15 to our consolidated financial statements included elsewhere in this annual report for additional information on our financial liabilities, including maturity profiles, and liquidity risk management.

In addition, as of December 31, 2025, we had the following contractual commitments:

•
A commitment to make five quarterly investments of $1.25 million, or $6.25 million in total, in the MiniPay Fund, a venture fund established and managed by Verda Ventures to invest in companies operating in the stablecoin ecosystem associated with our MiniPay platform.
•
A commitment under our strategic partnership agreement with AP Grant Foundation Company to purchase CELO tokens for $0.25 million per quarter through the first quarter of 2029, subject to a one-year contractual lock-up on each purchase. In March 2026, as part of a broader amendment to this partnership agreement, our ongoing purchase obligation was removed.
C.
Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Technology.” and “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.
Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events during the year ended December 31, 2025, that are reasonably likely to materially affect our revenues, income, profitability, liquidity or capital resources, or to cause our historical results not to be indicative of future operating results or financial condition.

E.
Critical Accounting Estimates

Note 2 to our consolidated financial statements included elsewhere in this annual report provides an overview of our significant accounting judgments and sources of estimation uncertainty. For the purposes of this operating and financial review, we have identified the fair value measurement of our investment in OPay as our sole critical accounting estimate. This designation is based on the high degree of subjective judgment required and the fact that changes in this estimate have had, or are reasonably likely to have, a material impact on our financial condition and results of operations.

We hold a 9.5% ownership interest in OPay, a privately-held fintech company operating in emerging markets across Africa and Asia. This investment is measured at fair value through profit or loss. Because OPay is a private entity with no active market for its shares, we estimate its fair value using a probability-weighted expected return method (“PWERM”). This Level 3 valuation methodology requires us to make highly subjective assumptions regarding future events that are inherently uncertain.

Our PWERM valuation incorporates multiple potential exit scenarios, including initial public offerings, private sales, dissolution, and redemption, reflecting the economic rights of different share classes. The most significant unobservable inputs requiring our judgment include:

•
the subjective weights assigned to each potential exit outcome, representing our estimate of the likelihood of each specific liquidity event occurring;
•
the estimated equity values, ranging from $0.2 billion to $6.0 billion across various scenarios;
•
the estimated time to a liquidity event, currently projected between nine months and two years;
•
the discount rate (cost of equity), applied to calculate the present value of the future outcomes, estimated at 18.5% for 2025; and
•
the discount for lack of marketability of 10% applied to account for the illiquidity of OPay’s private shares.

To corroborate our PWERM results, we also utilize a discounted cash flow analysis, which relies on further estimates including projected revenue growth (assumed at 39% over the 2025-2031 period) and a terminal growth rate (6%).

The fair value of our OPay investment is highly sensitive to changes in these unobservable inputs. The estimation uncertainty is elevated by OPay’s operation in emerging markets and the broader macroeconomic environment impacting the fintech sector. During the year ended December 31, 2025, the probability-weighted present value of the scenarios increased from $3.0 billion to $3.4 billion, driven by improved operating profitability expectations and a slight decrease in our estimated cost of equity from 18.9% in 2024 to 18.5% in 2025, and revised estimates indicating that potential liquidity events are closer in time compared to our estimates at the end of 2024, which reduces the discounting period.

While changes in this fair value estimate do not directly impact our short-term liquidity, even minor adjustments to the expected timing of an exit event, the probability weights we assign to the scenarios, or the discount rates could result in a materially different fair value. Any such remeasurement is recognized directly in profit or loss, which could cause substantial volatility in our reported earnings and total equity (see “Item 3. Key Information—D. Risk Factors—Risks Related to Financial Reporting and Information

Disclosure—The valuation of our OPay investment is highly uncertain and may result in material volatility in our results of operations.”) For a detailed quantitative sensitivity analysis of these unobservable inputs, see Note 11 to our consolidated financial statements included elsewhere in this annual report.

Item 6. Directors, Senior Management and Employees

A.
Directors and Senior Management

The following table provides information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
James Yahui Zhou	49	Executive Chairman of the Board
Lin Song	45	Director and Chief Executive Officer
Xiaoling Qian	37	Director
Tian Jin	46	Director
Lori Wheeler Næss	55	Independent Director
Trond Riiber Knudsen	61	Independent Director
James Jian Liu	53	Independent Director
Frode Jacobsen	43	Chief Financial Officer

James Yahui Zhou has served as the chairman of our Board of Directors since July 2016 and was appointed executive chairman in October 2025. He previously served as our chief executive officer from July 2016 until October 2025. In his role as executive chairman, Mr. Zhou guides our strategic direction and oversees major strategic initiatives and investments. He also regularly reviews operating and financial performance and makes decisions regarding the allocation of resources across our business. Mr. Zhou is the controlling shareholder of Kunlun Tech Co., Ltd. (300418:CH), a global internet company listed on the Shenzhen Stock Exchange, and had served as a director from April 2020 to May 2021, the chairman of the board from March 2011 to April 2020, and an executive director and general manager from March 2008 to March 2011 in Kunlun. Prior to that, he served as general manager of Beijing JiNaiTe Internet Technology Co., Ltd. from March 2007 to March 2008. From November 2005 to March 2007, Mr. Zhou was an executive officer in charge of new business development at RenRen Inc. (which was renamed to Moatable, Inc. in June 2023), a NYSE-listed company. From September 2000 to January 2004, Mr. Zhou was general manager of Beijing Huoshen Technology Co., Ltd. Mr. Zhou received his bachelor’s degree in mechanical engineering and his master’s degree in optical engineering from Tsinghua University in 1999 and 2006, respectively.

Lin Song has served as our chief executive officer since October 2025 and as a member of our Board of Directors since October 2022. He previously served as our co-chief executive officer from August 2020 until October 2025 and as our chief operating officer from March 2017 to August 2020. Mr. Song joined our group in 2002 in Oslo, Norway, and has held various leadership roles, including project manager for our early mobile web browsing initiatives and director of engineering delivery. Later on, he served as general manager of Opera’s subsidiary in China and assisted in the establishment of Opera’s R&D center in Beijing. Mr. Song also served as a director of Otello Corporation ASA (OSE: OTEC), a Norwegian internet company, from June 2020 until January 2025, rejoining the Otello board in June 2025. Mr. Song obtained a bachelor’s degree in information systems from the University of International Business and Economics in 2004.

Xiaoling Qian has been a member of our Board of Directors since June 2021. Ms. Qian is an executive of Kunlun Tech. Co., Ltd. (300418:CH), a global internet company listed on the Shenzhen Stock Exchange. Ms. Qian has taken a leading role in managing Kunlun’s investment in Opera and has worked with our other board members and the Opera management team since 2016. Ms. Qian obtained a bachelor’s degree in Japanese from Zhejiang University of Technology in 2010.

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

James Jian Liu has served as our independent director since July 2019. Mr. Liu had over 20 years of experience with China’s high growth internet and technologies companies. Mr. Liu served as an executive director from January 2008 and chief operating officer from 2006 to 2024 of Moatable, Inc. (formerly RenRen Inc.), a NYSE-listed company. Prior to that, in September 2003, he founded UUME.com (which was later acquired by RenRen in May 2005), one of the earliest social networking service websites in China. Previously, from February 2002 to August 2003, Mr. Liu served as the founding product management director at Fortinet (NASDAQ: FTNT), a Nasdaq-listed network security solution provider. From July 2000 to January 2002, he served as a product manager at Siebel Systems Inc., a U.S. software company. Mr. Liu started his career as a management consultant at Boston Consulting Group in China from September 1995 to August 1998. Mr. Liu earned his bachelor’s degree in computer science from Shanghai Jiao Tong University in 1995 and later received his MBA degree from Stanford University in 2000.

Frode Jacobsen has served as the chief financial officer of our group since April 2016. Prior to becoming our chief financial officer, he worked as the senior vice president responsible for strategic initiatives beginning in February 2015 and as the senior director for corporate development beginning in January 2013. Prior to joining our group, Mr. Jacobsen worked for McKinsey & Company, a management consulting firm which conducts qualitative and quantitative analyses to inform management decisions across the public and private sectors, beginning in August 2008, and served as engagement manager before he left the position in January 2013. Mr. Jacobsen had served as a director of Otello Corporation ASA (OSE: OTEC), a Norwegian internet company, from December 2016 to June 2020. He graduated with a master’s degree in management from HEC Paris in 2008 and obtained his bachelor’s degree in economics and business administration from Norwegian School of Economics in 2006.

B.
Compensation

Compensation of Directors and Executive Officers

For the fiscal years ended December 31, 2023, 2024 and 2025, we paid aggregate cash compensation and benefits of approximately $2.6 million, $2.2 million and $3.9 million, respectively, to our directors and executive officers. These amounts exclude share-based compensation. For additional details, including the amounts of share-based compensation, see Note 4 to our consolidated financial statements included elsewhere in this annual report. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. None of our directors has a service contract providing for termination or severance benefits.

Share Incentive Plan

We maintain a share incentive plan (as most recently amended and restated on December 10, 2025, the “Plan”) to attract, motivate, retain and reward officers, employees, directors and other eligible persons, and to align their interests with those of our shareholders. The Plan provides for the grant of restricted share units (“RSUs”) and share options (together, the “Awards”). Each vested RSU entitles the holder to receive one ADS, subject to adjustments for dividends, while each vested option entitles the holder to purchase one ADS at an exercise price determined at grant and subject to adjustments for dividends.

The Plan is administered by our compensation committee or such officers as may be delegated authority by the compensation committee. Vesting conditions and other award terms are determined by the plan administrator and set forth in the applicable award agreements. Options granted under the Plan have a maximum term of ten years from the date of grant. Additional terms of the Plan are described in the Plan, which is included as Exhibit 4.1 to this annual report.

A maximum of 13,000,000 ordinary shares (represented by an equivalent number of ADSs) are currently authorized for issuance under the Plan, excluding shares issuable pursuant to dividend adjustments. Commencing on January 1, 2026, the Plan includes an “evergreen” provision that automatically increases the number of ADSs available for issuance by 1,000,000 on January 1 of each year, unless the Board approves a smaller increase.

As of December 31, 2025, we had granted 9,612,784 RSUs and 100,000 options since the Plan’s inception in 2017. Both figures are presented net of forfeitures, and the RSU total excludes dividend adjustments.

In accordance with the Plan, unexercised RSUs are adjusted in connection with dividends in order to preserve their economic value. Such adjustments are effected through the issuance of additional RSUs based on the dividend amount and the adjustment provisions of the Plan. As of December 31, 2025, such dividend-related adjustments had resulted in an aggregate increase equivalent to 449,502 RSUs, net of forfeitures.

The table below sets forth certain information as of the date of this annual report, concerning the outstanding Awards we have granted to our directors and executive officers individually.

Name	Type of Awards Granted	Ordinary Shares Underlying Outstanding Awards Granted	Price ($/Share)	Year of Grant (1)	Year of Expiration
James Yahui Zhou	—	—	—	—	—
Lin Song	*	*	*	2025, 2026	2027, 2029
Xiaoling Qian	—	—	—	—	—
Tian Jin	—	—	—	—	—
Lori Wheeler Næss	*	*	*	2026	2028
Trond Riiber Knudsen	*	*	*	2026	2028
James Jian Liu	*	*	*	2026	2028
Frode Jacobsen	*	*	*	2025, 2026	2027, 2029

_______________

* The outstanding awards held by each of these directors and executive officers represent less than 1% of our total outstanding shares.

(1)
Excluding dividend adjustment grant dates (issued at every dividend date to ensure that original grants maintain their value).

Kunlun’s Share Incentive Plan

Certain of our employees participate in a share incentive plan maintained by Kunlun, our parent company, under which they receive equity awards issued by Kunlun in respect of services provided to us. We have no obligation to settle these awards. Grants made by Kunlun to our employees are accounted for as equity-settled share-based payments in our consolidated financial statements, consistent with the accounting treatment of awards granted under our own share incentive plan. For additional information, see Note 4 to our consolidated financial statements included elsewhere in this annual report.

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

C.
Board Practices

Our Board of Directors consists of seven members. Directors are not required to hold shares in the company to qualify for service. There are no service contracts between us and any of our directors providing for benefits upon termination of service.

In accordance with our memorandum and articles of association, a director who has an interest in a contract or transaction must declare that interest at a meeting of the Board. A general notice to the Board identifying a director’s affiliation with a specific entity is considered a sufficient declaration of interest for transactions involving that entity. Provided that the interest is properly disclosed, and subject to any specific audit committee approval requirements under Nasdaq rules or disqualification by the chairman of the meeting, an interested director may be counted in the quorum and vote on resolutions concerning the matter.

The Board of Directors may exercise all powers of the company to borrow money and to mortgage or charge its undertaking, property, and uncalled capital. This includes the authority to issue debentures or other securities as collateral for any debt, liability, or obligation of the company or any third party.

Committees of the Board of Directors

We have an audit committee, a compensation committee and a corporate governance and nominating committee. The Board of Directors has adopted a written charter for each committee. Each committee’s members and functions are described below.

Audit Committee. Our audit committee is composed of Lori Wheeler Næss, Trond Riiber Knudsen and James Jian Liu, with Ms. Næss serving as chair. Each member satisfies the independence requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules and meets the independence standards under Rule 10A-3 under the Exchange Act. Our Board of Directors has determined that Ms. Næss qualifies as an “audit committee financial expert” within the meaning of the applicable SEC rules and possesses financial sophistication within the meaning of the Nasdaq Stock Market Rules.

The audit committee assists the Board of Directors in overseeing our accounting and financial reporting processes, internal control over financial reporting and the audits of our financial statements. Its responsibilities include selecting and overseeing our independent registered public accounting firm, pre-approving audit and permitted non-audit services, reviewing and approving related-party transactions, discussing the audited financial statements with management and the independent auditor, reviewing audit issues and management’s responses, and overseeing the adequacy and effectiveness of our financial reporting processes and related internal controls. The audit committee also periodically reviews the adequacy of its charter and reports regularly to the Board of Directors.

Compensation Committee. Our compensation committee is composed of Trond Riiber Knudsen, James Jian Liu and Xiaoling Qian, with Mr. Knudsen serving as chair. Mr. Knudsen and Mr. Liu both satisfy the independence requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules. As a controlled company and foreign private issuer, we have elected to rely on exemptions that allow our compensation committee to include non-independent directors.

The compensation committee assists the Board of Directors in overseeing and approving the compensation of our directors and executive officers. The committee reviews and approves, or recommends to the board for approval, the compensation of our chief executive officer and other executive officers, reviews and recommends director compensation, and oversees employee compensation plans and practices. Our chief executive officer may not be present in committee deliberations regarding his compensation. The committee may retain and receive advice from compensation consultants, legal counsel or other advisers, as appropriate, and periodically reviews the adequacy of its charter.

Corporate Governance and Nominating Committee. Our corporate governance and nominating committee is composed of Lori Wheeler Næss, Trond Riiber Knudsen and James Jian Liu, with Mr. Liu serving as chair. Each member of the committee satisfies the independence requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules. The committee assists the Board of Directors in identifying and recommending qualified candidates for director nominees and committee appointments.

In addition, the committee is responsible for annually reviewing the Board’s composition regarding independence, skills, experience and availability. It periodically advises the Board on significant corporate governance developments and monitors compliance with our code of business conduct and ethics. The committee also assesses the adequacy of its own charter and recommends any necessary corrective actions or improvements to our overall governance framework to ensure compliance with applicable laws and regulations.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including duties to act honestly, in good faith and in what they consider to be in our best interests, and to exercise their powers for a proper purpose. Directors also owe a duty to exercise reasonable skill, care and diligence in performance of their duties.

Directors are required to act in accordance with our memorandum and articles of association, as amended and restated from time to time. Our company has the right to seek damages for breaches of duties owed directors, and in limited circumstances, shareholders may be permitted to bring derivative actions on behalf of our company.

The principal functions and powers of our Board of Directors include, among others:

•
convening annual general meetings of shareholders and reporting to shareholders;
•
declaring dividends and other distributions;
•
appointing officers and determining their terms of office;
•
authorizing borrowings and granting security over our assets; and
•
approving the issuance and transfer of shares and maintaining the share register.

Terms of Directors and Executive Officers

Each of our directors serves until a successor is duly elected or appointed, or until earlier resignation or removal in accordance with our memorandum and articles of association. There is no mandatory retirement age for directors. Directors may be appointed or removed by an ordinary resolution of shareholders. A simple majority of the Board may appoint any person as a director to fill a vacancy on the Board or as an addition to the existing Board. The compensation of our directors is determined by the Board of Directors.

Our executive officers are appointed by, and serve at the discretion of, our Board of Directors.

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers for continuous or automatically renewing terms, which may be terminated by either party upon three to six months’ prior written notice. Subject to applicable local labor laws, we may terminate an executive officer’s employment at any time for cause without remuneration. For purposes of these agreements, cause generally includes serious or persistent breach of employment terms, conviction of a criminal offense that adversely impacts the executive’s position, willful disobedience, fraud, or habitual neglect of material duties. Executive officers are not entitled to severance or further compensation if terminated for cause.

Our executive officers are bound by confidentiality obligations regarding our trade secrets and proprietary information, which persist following the termination of their employment. Additionally, these agreements include non-competition and non-solicitation covenants that restrict executive officers from competing with us or soliciting our employees and consultants for a specified period following their departure. These restrictive covenants are subject to the limitations of local labor regulations in the jurisdictions where our executive officers are employed.

We have entered into indemnification agreements with each of our directors and executive officers to provide protection against certain liabilities and expenses incurred in connection with legal claims made by reason of their service to the company.

D.
Employees

As of December 31, 2023, 2024 and 2025, we had 592, 599 and 605 full-time employees, respectively, primarily located in Norway, Poland, China, Sweden and the United Kingdom. As of December 31, 2025, approximately 73% of our full-time employees were engaged in research and development roles. The table below sets forth the number of employees in each functional area as of the date indicated.

	As of December 31, 2025
Area	R&D	Other	Total
Browser and News	364	47	411
AdTech	43	10	53
Sales and Commercial	12	17	29
Hosting and Infrastructure	13	—	13
Group functions	12	87	99
Total	444	161	605

In addition, as of December 31, 2025, we engaged 98 contractors and employed 60 temporary employees, primarily to support general and administrative, R&D, marketing and sales functions.

We aim to provide a collegial, creative, and inclusive working environment supported by competitive compensation packages. We have historically maintained low attrition rates among our senior leadership and have generally been successful in attracting qualified personnel.

Our management and staff typically enter into standard employment agreements that include confidentiality obligations and non-solicitation covenants. Where permitted under local law, these agreements also feature non-compete provisions that restrict employees from competing with us during their employment and for a specified period thereafter.

E.
Share Ownership

The following table sets forth beneficial ownership of our ordinary shares as of the date of this annual report by each of our directors and executive officers and by each person we know to own more than 5% of our outstanding shares. Beneficial ownership is determined in accordance with the rules and regulations of the SEC and generally includes voting or investment power with respect to securities. It also includes shares that a person has the right to acquire within 60 days of the date of this annual report, including through the exercise of options or other rights or the conversion of securities. Such shares are included in the beneficial ownership of the applicable person but are not included in the beneficial ownership of any other person.

	Ordinary Shares Beneficially Owned	Percentage of Total Voting Power held (%) (1)
Directors and Executive Officers:
James Yahui Zhou (2)	61,081,569	68.0%
Lin Song (3)	190,846	0.2%
Xiaoling Qian	—	—
Tian Jin	—	—
Lori Wheeler Næss (3)	830	—
Trond Riiber Knudsen (3)	1,250	—
James Jian Liu	—	—
Frode Jacobsen (3)	113,325	0.1%
Principal Shareholder:
Hong Kong Kunlun Tech Holding Limited (4)	61,081,569	68.0%

_______________

(1)
Based on 89,880,513 ordinary shares outstanding as of the date of this annual report. This figure reflects all repurchases of ADSs and ordinary shares settled through March 26, 2026. For each person or group, the percentage is calculated by dividing (i) the number of shares beneficially owned by such person or group (including shares they have the right to acquire within 60 days) by (ii) the sum of our total outstanding shares plus the shares that only such person or group has the right to acquire within 60 days. Total outstanding shares exclude shares held in deposit for our account, such as shares repurchased but not yet cancelled. Percentages have been rounded for presentation purposes and may differ from unrounded results.
(2)
Represents 54,347,459 ordinary shares and 6,734,110 ADSs held by Hong Kong Kunlun Tech Holding Limited, a Hong Kong limited liability company, which is a subsidiary of Kunlun, a company incorporated in the PRC. Mr. Zhou holds 11.6% of Kunlun directly and 15.1% indirectly through Beijing Yingrui Century Software R&D Center L.P. (“Beijing Yingrui”), a limited partnership established in the PRC. As the general partner of Beijing Yingrui with a 54.8% interest, Mr. Zhou has sole voting and dispositive power over the shares of Kunlun held by the partnership. By virtue of his direct and indirect interests, Mr. Zhou is the controlling shareholder of Kunlun and may be deemed to beneficially own the shares held by Hong Kong Kunlun Tech Holding Limited. The registered address of Hong Kong Kunlun Tech Holding Limited is Flat/RM 8105B 8/F, YF Life Tower, 33 Lockhart Road, Wanchai, HK. The business address of Kunlun is 46 Xizongbu Hutong, Mingyang International Center, Block B, Dongcheng District, Beijing 100005, PRC.
(3)
The ordinary shares reported in this table are held directly by the respective director or officer in the form of ADSs.
(4)
Represents 54,347,459 ordinary shares and 6,734,110 ADSs.

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

Item 8. Financial Information

A.
Consolidated Statement and Other Financial Information

Consolidated Financial Statements

See “Item 18. Financial Statements.”

Legal and Administrative Proceedings

From time to time, we may be involved in legal proceedings, investigations and claims arising in the ordinary course of our business. Such matters are inherently uncertain and may be costly and time consuming, and their outcome cannot be predicted with certainty.

As of the date of this annual report, we are not a party to, and are not aware of, any legal proceeding, investigation or claim that, in the opinion of management, is likely to have a material adverse effect on our business, financial condition or results of operations. We may also initiate legal proceedings from time to time to protect our rights and interests.

See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business, Strategy and Operating Environment—We are subject to risks related to litigation, including intellectual property claims and regulatory disputes.”

Dividend Policy

In June 2023, our Board of Directors adopted a recurring semi-annual cash dividend program. Under this program, we have consistently declared and paid semi-annual dividends of $0.40 per ADS. Since the program’s inception, payments have been made to shareholders of record as of June 30, 2023; January 3, 2024; July 2, 2024; January 6, 2025; July 8, 2025; and most recently, January 7, 2026.

While we intend to continue paying regular semi-annual dividends, any future determination to pay dividends remains at the discretion of our Board of Directors and is subject to the requirements of Cayman Islands law. The amount and timing of future dividends will depend on our results of operations, financial condition, capital requirements, contractual restrictions, and other factors the Board deems relevant. Our shareholders may also declare a dividend by ordinary resolution, provided it does not exceed the amount recommended by our directors.

Under Cayman Islands law, dividends may be paid out of either profit or our share premium account, provided that the company remains solvent and able to pay its debts as they fall due in the ordinary course of business. As a holding company, our ability to pay dividends is substantially dependent on receiving distributions from our operating subsidiaries, such as Opera Norway AS. These subsidiaries are subject to local regulations, including potential withholding taxes and statutory capital requirements, which may limit their ability to transfer cash to us.

All dividends are declared and paid in U.S. dollars. For ordinary shares underlying our ADSs, we pay the relevant amounts to the depositary as the registered holder. The depositary then distributes these payments to ADS holders, subject to the terms of the deposit agreement, including any applicable fees and expenses.

For further discussion on the risks associated with our dividend policy, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our ADSs, Share Ownership Structure, and Regulatory Status—Returns on an investment in our ADSs depend on dividends and the market price of our ADSs.”

B.
Significant Changes

Except as disclosed elsewhere in this annual report, including the authorization of a share repurchase program of up to $300 million by our Board of Directors on February 26, 2026, we have not experienced any significant changes since the date of our audited consolidated financial statements included elsewhere in this annual report.

Item 9. The Offer and Listing

A.
Offer and Listing Details

Our ADSs have been listed on the Nasdaq Global Select Market since July 27, 2018, under the symbol “OPRA.”

B.
Plan of Distribution

Not applicable.

C.
Markets

Our ADSs have been listed on the Nasdaq Global Select Market since July 27, 2018, under the symbol “OPRA.” Our ordinary shares are not listed on any stock exchange.

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

E.
Taxation

The following summary describes certain material Cayman Islands, Norwegian and U.S. federal income tax considerations relating to the ownership and disposition of our ordinary shares and ADSs. This summary is based on the laws and administrative interpretations in effect as of the date of this annual report, all of which are subject to change.

This summary is of a general nature only and does not purport to be a complete description of all tax considerations that may be relevant to a particular holder. In particular, this summary does not address the tax consequences arising under the laws of any state, local, or non-U.S. jurisdiction other than the Cayman Islands and Norway, nor does it cover specific tax regimes such as estate and gift taxes or the impact of the Medicare contribution tax on net investment income. Because the tax consequences to any particular holder will depend on their unique circumstances, each holder is strongly urged to consult their own tax advisor regarding the specific federal, state, local, and other tax consequences of an investment in our ADSs or ordinary shares.

Cayman Islands Tax Considerations

The Cayman Islands currently impose no income, corporate, capital gains, withholding, estate, inheritance or gift taxes on individuals or corporations. Accordingly, no Cayman Islands taxes are payable by holders of our ordinary shares or ADSs on dividends paid by us or on gains realized on the disposition of ordinary shares or ADSs.

There are no exchange control regulations or currency restrictions in the Cayman Islands. Stamp duty may be payable on certain instruments executed in, or brought into, the Cayman Islands, although such duties are not expected to be material to us or to holders of our ordinary shares or ADSs.

Norway Tax Considerations

The following summary describes certain material Norwegian tax considerations applicable to Norwegian tax-resident corporate holders of our ADSs.

For Norwegian tax purposes, the ADSs represent an interest in shares of Opera Limited, a company incorporated in the Cayman Islands. As Opera Limited is resident in a low-tax jurisdiction outside the EEA, dividends received on the ADSs and gains realized on the disposal of the ADSs are not eligible for the Norwegian participation exemption. Accordingly, for Norwegian tax-resident limited liability companies and certain similar entities, dividends and capital gains derived from the ADSs are treated as taxable income and are subject to Norwegian corporate income tax at the prevailing corporate tax rate, which is currently 22%.

United States Federal Income Tax Considerations

The following discussion describes the United States federal income tax consequences to a United States Holder (as defined below), under current law, of an investment in our ADSs or ordinary shares. This discussion is based on the federal income tax laws of the United States as of the date of this annual report, including the United States Internal Revenue Code of 1986, as amended, or the Code, existing and proposed Treasury regulations promulgated thereunder, judicial authority, published administrative positions of the IRS, and other applicable authorities, all as of the date of this annual report. All such authorities are subject to change, possibly with retroactive effect, which could significantly affect the tax consequences described below. We have not sought any ruling from the IRS with respect to the statements made and the conclusions reached in the following discussion and there can be no assurance that the IRS or a court will agree with them.

This discussion applies only to a United States Holder (as defined below) that holds our ADSs or ordinary shares as capital assets for United States federal income tax purposes. The discussion neither addresses the tax consequences to any particular investor nor describes all of the tax consequences applicable to persons in special tax situations, such as:

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
•
persons whose functional currency is other than the U.S. dollar;
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

If a partnership (including an entity or arrangement treated as a partnership for United States federal income tax purposes) holds our ADSs or ordinary shares, the tax treatment of a partner generally will depend upon the partner’s status of and the partnership’s activities. Such a partner or partnership should consult its tax advisors regarding the tax consequences of investing in and holding our ADSs or ordinary shares.

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

Dividends and Other Distributions on our ADSs or Ordinary Shares

Subject to the PFIC rules discussed below, the gross amount of any distribution made to you with respect to our ADSs or ordinary shares (including any amounts withheld to reflect withholding taxes) will be taxable as a dividend, to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Such income (including any withheld taxes) will be includable in your gross income on the day actually or constructively received by you, if you own our ordinary shares, or by the depositary, if you own our ADSs.

Because we do not determine our earnings and profits under United States federal income tax principles, any distribution paid generally will be reported as a “dividend” for United States federal income tax purposes. Such dividends will not be eligible for the dividends-received deduction allowed to qualifying corporations under the Code.

Dividends received by a non-corporate United States Holder may qualify for the lower tax rates applicable to “qualified dividend income,” if the dividends are paid by a “qualified foreign corporation” and other conditions are met. A non-United States corporation is treated as a qualified foreign corporation (i) with respect to dividends paid by that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States or (ii) if such non-United States corporation is eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program. We do not expect to be eligible for such treaty benefits. In addition, a non-United States corporation will not be treated as a qualified foreign corporation if it is a PFIC in the taxable year the dividend is paid or the preceding taxable year.

Under a published IRS Notice, common or ordinary shares, or ADSs representing such shares (such as our ADSs), are considered to be readily tradable on an established securities market in the United States if they are listed on the Nasdaq Global Select Market, as our ADSs are (but not our ordinary shares). Based on existing guidance, it is unclear whether the ordinary shares will be considered to be readily tradable on an established securities market in the United States, because only our ADSs, and not the underlying ordinary shares, are listed on a securities market in the United States. We believe, but we cannot assure you, that dividends paid on ordinary shares represented by our ADSs, but not on the ordinary shares that are not so represented, will, subject to applicable limitations, be eligible for the reduced tax rates applicable to “qualified dividend income.”

Even if dividends would be treated as paid by a qualified foreign corporation, a non-corporate United States Holder will not be eligible for reduced rates of taxation if it does not hold our ADSs or ordinary shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date (disregarding certain periods when the holder's risk of loss is diminished) or if such United States Holder elects to treat the dividend income as “investment income” under Section 163(d)(4) of the Code. In addition, the rate reduction will not apply if the non-corporate United States Holder is obligated to make related payments on substantially similar or related property.

Any non-United States withholding taxes imposed on dividends paid to you with respect to our ADSs or ordinary shares may be eligible for deduction or credit against your United States federal income tax liability, subject to the various limitations and disallowance rules that apply to foreign tax credits generally (including that the election to deduct or credit foreign taxes applies to all of your other applicable foreign taxes for a particular tax year). For calculating the foreign tax credit limitation, dividends paid to you will be treated as income from sources outside the United States and generally will constitute passive category income, or in certain cases, general category income. The rules for determining the foreign tax credit are complex, and you should consult your tax advisors regarding the availability in your circumstances.

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

Passive Foreign Investment Company

Based on the market price of our ADSs, our assets’ value and the nature and composition of our income and assets, we do not believe that we were a PFIC for United States federal income tax purposes for our taxable year ended December 31, 2025, although there can be no assurances in this regard. The determination of PFIC status is based on an annual determination that cannot be made until the close of a taxable year, involves extensive factual investigation, including ascertaining the fair market value of all of our assets on a quarterly basis and the character of each item of income that we earn, and is subject to uncertainty in several respects. Moreover, we cannot assure you that the IRS will agree with our position. Accordingly, there can be no assurance that we will not be treated as a PFIC for any taxable year or that the IRS will not challenge our determination.

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

Changes in the nature or composition of our income or assets, including from our investment in new businesses, products, services and technologies, may cause us to be or become a PFIC. Whether we will be a PFIC for any taxable year may depend partly on the value of our goodwill and other unrecorded intangibles not reflected on our balance sheet (which may depend upon the market value of our ADSs or ordinary shares from time to time, which may be volatile) and may also be affected by how, and how quickly, we spend our liquid assets and the cash we generate from our operations and offering. In estimating the value of our goodwill and other unrecorded intangibles, we have considered our market capitalization. Among other matters, if our market capitalization declines, we may be or become a PFIC for the current or future taxable years because our liquid assets and cash (which are for this purpose considered assets that produce passive income) may then represent a greater percentage of the value of our overall assets. Further, while we believe our classification and valuation approach are reasonable, the IRS could challenge them, potentially resulting in our being or becoming a PFIC for our taxable year ended December 31, 2025, the current taxable year or future taxable years.

If we are a PFIC for any taxable year during your holding period, we will continue to be treated as a PFIC with respect to you for all succeeding years during which you hold our ADSs or ordinary shares, unless we were to cease to be a PFIC and you make a “deemed sale” election. Under that election, you will be deemed to have sold the ADSs or ordinary shares you hold at their fair market value and any gain from such deemed sale would be subject to the rules described in the following two paragraphs. After the election, provided we do not become a PFIC in a subsequent taxable year, such ADSs or ordinary shares will not be treated as shares in a PFIC and, as a result, you will not be subject to the rules described below with respect to any “excess distribution” you receive from us or any gain from a sale or other taxable disposition of our ADSs or ordinary shares. You should consult your tax advisors as to the possibility and consequences of making a deemed sale election if we are and then cease to be a PFIC.

If we are a PFIC for any taxable year during your holding period for our ADSs or ordinary shares, then, unless you make a “mark-to-market” election (as discussed below), you generally will be subject to adverse tax rules with respect to any “excess distribution” received from us and any gain that you recognize from a sale or other disposition, including a pledge, of the ADSs or ordinary shares. For this purpose, distributions that you receive in a taxable year that are greater than 125% of the average annual distributions during the shorter of the three preceding taxable years or your holding period. Under these rules:

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

If we are a PFIC for any taxable year during your holding period for our ADSs or ordinary shares and any of our non-United States subsidiaries that are corporations (or other corporations in which we directly or indirectly own equity interests) is also a PFIC. You should consult your tax advisors regarding the application of the PFIC rules to any of our lower-tier PFICs.

If we are a PFIC for any taxable year during your holding period, then in lieu of being subject to the tax and interest-charge rules discussed above, you may make an election to include gain on our ADSs or ordinary shares as ordinary income under a mark-to-market method, provided that such ADSs or ordinary shares constitute “marketable stock.” Marketable stock is stock that is regularly traded on a qualified exchange or other market, as defined in applicable Treasury regulations. Our ADSs, but not our ordinary shares, are listed on the Nasdaq Global Select Market, which is a qualified exchange or other market for these purposes. Consequently, as long as our ADSs remain listed on the Nasdaq Global Select Market and are regularly traded, and you are a holder of such ADSs, we expect that the mark-to-market election would be available to you if we were a PFIC, but no assurances are given in this regard.

Because a mark-to-market election cannot be made for any lower-tier PFICs we may own, if we were a PFIC for any taxable year, a United States Holder that makes a mark-to-market election with respect to our ADSs or ordinary shares may continue to be subject to the tax and interest charges under the general PFIC rules with respect to such United States Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC.

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

A United States Holder of our ADSs or ordinary shares in any year in which we are a PFIC should file an annual report containing such information. In addition, under certain circumstances, regulations also require a “United States person” (as such term is defined in the Code) that owns an interest in a PFIC as an indirect shareholder through one or more United States persons to file an annual report for any taxable year during which such indirect shareholder is treated as receiving an excess distribution in connection with the ownership or disposition of such interest, or reports income pursuant to a mark-to-market election.

You should consult your tax advisors regarding the PFIC rules to your ownership and disposition of our ADSs or ordinary shares and the availability, application and consequences of the elections discussed above.

Information Reporting and Backup Withholding

Information reporting to the IRS and backup withholding generally apply to dividends on our ADSs or ordinary shares, and the proceeds from the sale or exchange, that are paid to you within the United States (and in certain cases, outside the United States), unless you furnish a correct taxpayer identification number and make any other required certification, or you otherwise establish an exemption from information reporting and backup withholding. Backup withholding is not an additional tax. Amounts withheld generally are allowed as a credit against your United States federal income tax liability, and you may be entitled to obtain a refund of any excess amounts withheld under the backup withholding rules if you file an appropriate claim for refund with the IRS and furnish any required information in a timely manner.

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

F.
Dividends and Paying Agents

Not applicable.

G.
Statement by Experts

Not applicable.

H.
Documents on Display

We are subject to the periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we file annual reports on Form 20-F and furnish other reports and information on Form 6-K to the SEC.

The SEC maintains a website at www.sec.gov that contains reports and other information regarding issuers that file electronically. We also make these filings available free of charge on our investor relations website at investor.opera.com as soon as reasonably practicable after such material is filed with or furnished to the SEC. Information contained on, or accessible through, our website is not incorporated by reference into this annual report.

As a foreign private issuer, we are exempt from certain Exchange Act rules, including those prescribing the furnishing and content of proxy statements. Additionally, our periodic reports are filed on a different schedule and contain different information than those required of U.S. domestic issuers.

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
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property, or cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

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

The depositary collects its fees for depositary services from ADS holders and other persons depositing or surrendering ADSs, directly or through intermediaries acting on their behalf. Fees for distributions may be collected by deduction from the amounts distributed or, if applicable, by selling a portion of the distributed property to pay such fees. The depositary may also collect its annual depositary service fee by deducting it from cash distributions, by directly billing ADS holders, or by charging the accounts of participants in the applicable book-entry system. The depositary may generally refuse to perform fee-bearing services until applicable fees are paid.

From time to time, the depositary may reimburse us for certain costs and expenses incurred in connection with the establishment and maintenance of the ADS program, waive fees or expenses for services provided to us, or share with us a portion of the fees collected from ADS holders. In performing its duties under the deposit agreement, the depositary may engage brokers, dealers, foreign exchange dealers or other service providers, including affiliates, which may earn fees, spreads or commissions in connection with those services.

The depositary may convert foreign currency itself or through its affiliates and, in doing so, acts as principal for its own account and not as agent, adviser, broker or fiduciary for any other person. The depositary or its affiliates may earn revenue from such currency conversions, including transaction spreads, which they will retain for their own account. The exchange rate applied to any currency conversion is determined by the depositary or its affiliate based on applicable market factors, and may differ from rates available through other sources. The depositary makes no representation that the exchange rate used will be the most favorable rate available at the time. Information regarding the methodology used to determine exchange rates is available upon request.

Payments by Depositary

We did not receive any payments from The Bank of New York Mellon, as depositary for our ADS program, during 2025.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

See “Item 10. Additional Information” for a description of the rights of shareholders, which remain unchanged.

Item 15. Controls and Procedures

A.
Disclosure Controls and Procedures

As of December 31, 2025, our management, with the participation of our Chief Executive Officer and Chief Financial Officer, performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective at the reasonable assurance level to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC’s rules and forms.

Notwithstanding this conclusion, our management does not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent or detect all errors and all fraud. In designing and evaluating our disclosure controls and procedures, management recognizes that any control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and management is required to apply its judgment in evaluating the benefits of possible controls and procedures relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur, or that all control issues and instances of fraud, if any, within our company have been detected.

B.
Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act). Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with IFRS Accounting Standards. Management conducted an assessment of the effectiveness of our internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2025.

Attestation Report of the Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2025, has been audited by KPMG AS, our independent registered public accounting firm, as stated in its report included below.

C.
Attestation Report of the Registered Public Accounting Firm

To the Shareholders and Board of Directors of Opera Limited:

Opinion on Internal Control Over Financial Reporting

We have audited Opera Limited and subsidiaries’ (the Company) internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2025, and the related notes (collectively, the consolidated financial statements), and our report dated March 27, 2026 expressed an unqualified opinion on those consolidated financial statements.

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

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS Accounting Standards. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS Accounting Standards, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG AS

Oslo, Norway

March 27, 2026

D.
Changes in Internal Control Over Financial Reporting

As disclosed in our annual report on Form 20-F for the fiscal year ended December 31, 2024, management identified a material weakness related to the design and implementation of certain business process controls, including those over the completeness and accuracy of information used in those processes.

During 2025, we successfully remediated this material weakness by:

•
completing the design and implementation of the relevant business process controls, including enhanced validation of data inputs;
•
standardizing control documentation to ensure consistent execution across the organization; and
•
conducting targeted training for personnel responsible for the operation of these controls.

Management tested these remediated controls and concluded they were operating effectively as of December 31, 2025.

Other than the remediation efforts described above, there were no changes in our internal control over financial reporting during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C. Principal Accountant Fees and Services

KPMG AS, Oslo, Norway (PCAOB ID 1363), is our independent registered public accounting firm. The following table sets forth the estimated aggregate fees for professional services and other services rendered by KPMG AS for the years ended December 31, 2024 and 2025 (in thousands):

	Year Ended December 31,
	2024	2025
Audit fees (1)	$2,518	$2,314
Audit-related fees (2)	—	—
Tax fees (3)	18	16
All other fees (4)	—	—
Total fees	$2,536	$2,330

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

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

During the year ended December 31, 2025, neither the company nor any affiliated purchaser purchased any of the company’s equity securities.

On February 26, 2026, our Board of Directors authorized a new share repurchase program. Under the terms of the program, the company may repurchase up to $300 million of its equity instruments over a two-year period, effective immediately. The repurchases will include ADSs acquired from the public market, as well as pro-rata purchases of ordinary shares from Kunlun, ensuring the public free float maintains its current percentage ownership. The program does not obligate the company to acquire any specific number of shares and may be modified or suspended at the discretion of the Board of Directors at any time.

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

Item 16I. Disclosure Regarding Foreign Jurisdictions That Prevent Inspections

Not applicable.

Item 16J. Insider Trading Policies

Our Board of Directors has adopted an insider trading policy governing the purchase, sale, and other dispositions of our securities by officers, directors, employees and consultants of our group. Our insider trading policy is designated to promote compliance with applicable insider trading laws, rules and regulations. A copy of our insider trading policy was filed with the SEC on April 10, 2025 as Exhibit 11.2 to our annual report for the year ended December 31, 2024.

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

We employ a variety of strategies and measures to identify, assess and mitigate cybersecurity risks. Cybersecurity is the shared responsibility of every staff member and supported by our Security team, Global IT and various product teams. Our Security team promulgates security and data protection standards in the form of our Security Policy and related standards, guidelines and other documents. Global IT maintains our network infrastructure, manages our hosting providers and supervises use of third-party information systems in accordance with our security requirements. Our product teams design and operate software applications in accordance with our standards, each maintaining a “security champion” as point of contact for security related topics. For example:

•
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
•
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
•
Security Assessments: The Security team’s security engineers conduct periodic reviews of significant new and changed infrastructure elements, as well as risk assessments of new third-party service providers.
•
Penetration Testing & Bug Bounty: Our Security team conducts penetration testing of systems and leverages external resources by maintaining an active bug bounty program to encourage white hat hackers to identify and report to us security vulnerabilities in our systems.

•
Acceptable Use: To establish best practices in our organization and to address emerging threats, our Security team has also promulgated an acceptable use policy for staff members, as well as AI usage guidelines to govern the adoption of AI tools and services in our business.
•
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

Board Oversight

Pursuant to its charter, our audit committee has been delegated responsibility for discussing risk assessment and risk management with our management, as well as the actions management has taken to limit, monitor or control risk exposures, including with respect to cybersecurity threats. Management presents risk management issues to the audit committee on a quarterly basis. The audit committee is responsible for ensuring that our management has processes in place designed to identify and evaluate cybersecurity risks to which the company is exposed and implement processes and programs to manage cybersecurity risks and mitigate cybersecurity incidents. Our Board of Directors also includes additional directors with extensive experience in the internet and technology sector. See “Item 6. Directors, Senior Management and Employees.” For example, Director James Jian Liu sits on our audit committee and has over 20 years of experience in internet and technologies companies and holds a bachelor’s degree in computer science from Shanghai Jiao Tong University. The work of the audit committee is reported to our board on a quarterly basis.

Management’s Role

Management is responsible for identifying, considering and assessing material cybersecurity risks on an ongoing basis, establishing processes to ensure that such potential cybersecurity risk exposures are monitored, and putting in place appropriate mitigation measures. The Opera Risk Management Standard describes our approach to identifying, assessing, and mitigating risks in general, including cybersecurity risks in particular. Likewise, management is responsible for providing prompt and timely information to our audit committee regarding any cybersecurity incident that meets established reporting thresholds, as well as ongoing updates regarding any such incident when appropriate.

Management is supported, in particular, by our Head of Security, Pawel Kurzelewski, who owns Opera’s security program, as well as our VP of Group IT, Mr. Krystian Zubel, who manages our systems administration department. Mr. Kurzelewski has over 20 years of security industry experience gained at Fortune 500 listed companies, as well as a master’s degree from Wroclaw University of Science and Technology complemented by professional certifications including Certified Information Security Manager (CISM), Certified Systems Security Professional (CISSP), or Certified Information Systems Auditor (CISA). Mr. Zubel has over 20 years of IT industry experience, as well as a master’s degree in computer science specializing in computer networks and systems from Wroclaw University of Science and Technology. Mr. Zubel has been managing Opera IT projects related to critical infrastructure at Opera for over a decade and reports directly to our CEO, Mr. Lin Song, who sits on our Board of Directors, has a bachelor’s degree in information systems from the University of International Business and Economics, and has worked for our group for over 23 years serving in various technical and leadership roles. Mr. Kurzelewski and Mr. Zubel work closely with other members of our management team on cybersecurity issues, including in particular our EVP of Browsers, Mr. Krystian Kolondra. Mr. Kolondra has worked at Opera for over 19 years and has a master’s degree in computer sciences from the University of Wroclaw.

Material Incidents

Cybersecurity incidents, including those affecting our third-party service providers, as well as data breaches, are reported in our internal ticketing system and handled in accordance with our Incident Management Procedure. In accordance with the procedure, incidents must be promptly classified and mitigated by the incident owner based on severity. Relevant product and IT teams, together with the Security team, conduct a post-mortem analysis of all incidents to document mitigation, lessons learned, and future actions to prevent a recurrence. Incidents categorized as critical (including any personal data breach or incidents with potentially material effects) are reported within 12 hours of classification to our CEO, General Counsel and CFO for materiality assessment and, where appropriate, reporting to our audit committee.

Over the past financial year, cybersecurity threats or incidents have not materially affected or are not reasonably likely to affect us, including our business strategy, financial condition or results of operations, but we cannot provide assurance that we will not be materially affected by any such risks, threats or incidents in the future.

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

4.1	Second Amended and Restated Share Incentive Plan (incorporated by reference to Exhibit 10.1 to the Form S-8 POS (File No. 333-229285) filed with the SEC on December 11, 2025)
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

4.6*	Stock Purchase Agreement, dated March 24, 2026, by and between Opera Limited and Hong Kong Kunlun Tech Holding Ltd.
8.1*	List of Significant Subsidiaries of the Registrant
11.1

Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 11.1 to the Company’s annual report on Form 20-F (File No. 001-38588) for the year ended December 31, 2023, filed with the SEC on April 24, 2024)

11.2

Statement of Policies Governing Material, Non-Public Information and the Prevention of Insider Trading of the Registrant (incorporated herein by reference to Exhibit 11.2 to the Company’s annual report on Form 20-F (File No. 001-38588) for the year ended December 31, 2024, filed with the SEC on April 10, 2025)

12.1*	Certification by the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit Number	Description of Document
13.2**	Certification by the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of KPMG AS
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

Opera Limited

Date: March 27, 2026	By:	/s/ Lin Song
	Name:	Lin Song
	Title:	Chief Executive Officer

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Opera Limited:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Opera Limited and subsidiaries (the Company) as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2025, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2025, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 27, 2026 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

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

Valuation of the Investment in OPay

As discussed in Note 11 to the consolidated financial statements, the Company’s investment in OPay Limited (OPay) shares was valued at $294.6 million at December 31, 2025. The Company holds both ordinary and preferred shares in OPay, and the fair values of these shares were estimated using a probability-weighted expected return model (PWERM). In this model, the fair values of the shares were estimated based on the probability-weighted present value of expected future investment returns under various outcomes for OPay. The probability-weighted future investment returns were discounted using an estimated cost of equity (discount rate). Because OPay is a private company, a discount for lack of marketability (DLOM) was applied. In addition, the probability-weighted present value of expected future investment returns in the PWERM valuation was reconciled to an estimate of the overall equity value of OPay based on a discounted cash flow analysis (DCF).

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

We involved valuation professionals with specialized skills and knowledge, who assisted in:

•
evaluating the reasonableness of the DLOM by comparing the Company’s assumption to publicly available restricted stock studies and pre-IPO studies;
•
developing an independent range for the discount rates using publicly available market data and comparing it to the Company’s assumptions used in the PWERM valuation and DCF; and
•
developing an independent range for the long-term growth rate based on Valuation Services Technical Committee (“VSTC”) guidelines and an H-model and comparing it to the Company’s assumption.

/s/ KPMG AS

We have served as the Company’s and its predecessor's auditor since 2000.

Oslo, Norway

March 27, 2026

Opera Limited

Consolidated Statement of Operations

(In thousands, except per share amounts)

		Year Ended December 31,
	Notes	2023	2024	2025
Revenue	3	$396,827	$480,648	$614,825
Other operating income		666	2,367	(378)
Operating expenses:
Technology and platform fees		(3,145)	(10,010)	(9,312)
Content cost		(4,297)	(3,891)	(6,066)
Cost of inventory sold		(85,808)	(118,658)	(205,127)
Personnel expenses excluding share-based compensation	4	(65,801)	(69,940)	(78,994)
Share-based compensation expenses	4	(16,950)	(9,718)	(31,273)
Marketing and distribution expenses		(109,947)	(131,951)	(142,218)
Credit loss expense	12	(3,967)	784	713
Depreciation and amortization	9, 10	(13,165)	(15,582)	(18,861)
Impairment of non-financial assets	10	(681)	(113)	(1,946)
Other operating expenses	5	(30,842)	(31,674)	(31,291)
Total operating expenses		(334,603)	(390,753)	(524,375)
Operating profit		62,890	92,262	90,072
Share of net income (loss) of equity-accounted investees	11	—	(2)	268
Fair value gain on long-term investments	11	89,838	5,000	36,300
Net finance income (expense):
Finance income	6	8,876	3,577	3,294
Finance expense	6	(644)	(586)	(610)
Foreign exchange gain (loss)	6	(963)	(1,839)	(4,108)
Net finance income (expense)		7,269	1,152	(1,424)
Income before income taxes		159,997	98,412	125,216
Income tax expense	7	(6,697)	(17,642)	(16,934)
Net income attributable to Opera shareholders		$153,301	$80,771	$108,282

Earnings per share:
Basic	8	$1.72	$0.91	$1.21
Diluted	8	$1.69	$0.90	$1.19

The accompanying notes are an integral part of the consolidated financial statements.

Opera Limited

Consolidated Statement of Comprehensive Income

(In thousands)

		Year Ended December 31,
	Notes	2023	2024	2025
Net income		$153,301	$80,771	$108,282
Other comprehensive income (loss):
Items that may be reclassified to the Statement of Operations:
Exchange differences on translation of foreign operations		(742)	(811)	3,529
Reclassification of exchange differences on loss of control		—	—	141
Total other comprehensive income (loss)		(742)	(811)	3,670
Total comprehensive income attributable to Opera shareholders		$152,559	$79,960	$111,952

The accompanying notes are an integral part of the consolidated financial statements.

Opera Limited

Consolidated Statement of Financial Position

(In thousands)

		As of December 31,
	Notes	2024	2025
Assets:
Property and equipment	9	$34,058	$32,744
Goodwill	10	429,742	430,323
Intangible assets	10	97,509	98,898
Investment in OPay	11	258,300	294,600
Equity-accounted investments	11	1,248	4,016
Other non-current investments and financial assets	11, 15	1,760	1,625
Deferred tax assets	7	1,063	1,585
Total non-current assets		823,681	863,792
Trade receivables	12	92,823	112,593
Other current receivables	12	4,560	7,033
Cash and cash equivalents	15	126,797	155,466
Other current assets	10	7,724	4,367
Total current assets		231,904	279,459
Total assets		$1,055,585	$1,143,251

Equity:
Share capital	1	$18	$18
Additional paid-in capital		647,212	576,046
Treasury shares	16	(238,815)	(238,815)
Retained earnings		536,623	674,735
Foreign currency translation reserve		(4,938)	(1,268)
Total equity attributable to Opera shareholders		940,100	1,010,716
Liabilities:
Non-current lease liabilities	13	5,631	4,544
Deferred tax liabilities	7	8,689	9,212
Other non-current liabilities		71	10
Total non-current liabilities		14,391	13,766
Trade and other payables	14	75,285	89,520
Current lease liabilities	13	3,955	3,866
Income tax payable		3,190	6,610
Deferred revenue	3	5,441	4,499
Other current liabilities	14	13,222	14,273
Total current liabilities		101,093	118,768
Total liabilities		115,484	132,535
Total equity and liabilities		$1,055,585	$1,143,251

The accompanying notes are an integral part of the consolidated financial statements.

Opera Limited

Consolidated Statement of Changes in Equity

(In thousands, except number of shares)

	Notes	Number of Shares Outstanding	Share Capital	Additional Paid-in Capital	Treasury Shares	Retained Earnings	Foreign Currency Translation Reserve	Total Equity Attributable to Opera Shareholders
As of January 1, 2023		89,215,121	$18	$824,832	$(206,514)	$273,262	$(3,385)	$888,213
Net income		—	—	—	—	153,301	—	153,301
Other comprehensive loss		—	—	—	—	—	(742)	(742)
Share-based compensation, net of tax	4	—	—	—	—	18,600	—	18,600
Issuance of shares upon exercise of equity awards	4	1,068,509	—	—	394	—	—	394
Share repurchases	16	(2,765,346)	—	—	(32,695)	—	—	(32,695)
Dividends	16	—	—	(107,222)	—	—	—	(107,222)
As of December 31, 2023		87,518,284	18	717,610	(238,815)	445,164	(4,127)	919,850
Net income		—	—	—	—	80,771	—	80,771
Other comprehensive loss		—	—	—	—	—	(811)	(811)
Share-based compensation, net of tax	4	—	—	—	—	10,689	—	10,689
Issuance of shares upon exercise of equity awards	4	961,870	—	—	—	—	—	—
Dividends	16	—	—	(70,398)	—	—	—	(70,398)
As of December 31, 2024		88,480,154	18	647,212	(238,815)	536,623	(4,938)	940,100
Net income		—	—	—	—	108,282	—	108,282
Other comprehensive income		—	—	—	—	—	3,670	3,670
Share-based compensation, net of tax	4	—	—	—	—	29,830	—	29,830
Issuance of shares upon exercise of equity awards	4	1,167,902	—	—	—	—	—	—
Dividends	16	—	—	(71,167)	—	—	—	(71,167)
As of December 31, 2025		89,648,056	$18	$576,046	$(238,815)	$674,735	$(1,268)	$1,010,716

The accompanying notes are an integral part of the consolidated financial statements.

Opera Limited

Consolidated Statement of Cash Flows

(In thousands)

		Year Ended December 31,
	Notes	2023	2024	2025
Cash flows from operating activities:
Income before income taxes		$159,997	$98,412	$125,216
Adjustments to reconcile income before income taxes to net cash flow from operating activities:
Net finance (income) expense	6	(7,269)	(1,152)	1,424
Fair value gain on long-term investments	11	(89,838)	(5,000)	(36,300)
Share of net (income) loss of equity-accounted investees	11	—	2	(268)
Impairment of non-financial assets	10	681	113	1,946
Depreciation and amortization	9, 10	13,165	15,582	18,861
Cost of equity awards	4	14,926	8,631	30,079
Other adjustments		(255)	(66)	(516)
Changes in working capital:
Trade and other receivables	12	(17,956)	(20,199)	(22,715)
Other current assets		(500)	(1,820)	(786)
Trade and other payables	14	5,310	23,038	13,592
Deferred revenue	3	9,277	(4,830)	(943)
Other liabilities	14	1,158	(86)	991
Income taxes paid		(5,937)	(7,649)	(12,854)
Net cash flow from operating activities		82,761	104,977	117,728
Cash flows from investing activities:
Purchase of equipment	9	(1,873)	(23,344)	(5,546)
Purchase of intangible assets	10	(250)	—	—
Development expenditure	4, 10	(4,281)	(7,263)	(9,699)
Investment in an associate	11	—	(1,250)	(2,500)
Sale of long-term investments		—	1,333	—
Net sale of short-term investments	16	23,414	—	—
Interest received		2,989	3,412	3,294
Net cash flow from (used in) investing activities		19,999	(27,112)	(14,451)
Cash flows from financing activities:
Share repurchases	16	(32,695)	—	—
Dividends paid	16	(23,105)	(37,435)	(71,167)
Proceeds from exercise of share options	4	394	—	—
Repayment of borrowings		(161)	—	—
Payment of lease liabilities	13	(3,907)	(4,181)	(4,776)
Interest paid		(369)	(530)	(610)
Net cash flow used in financing activities		(59,843)	(42,146)	(76,552)
Net change in cash and cash equivalents		42,918	35,720	26,724
Cash and cash equivalents at beginning of period		52,414	93,863	126,797
Effect of exchange rate changes on cash and cash equivalents		(1,469)	(2,785)	1,944
Cash and cash equivalents at end of period	15	$93,863	$126,797	$155,466

The accompanying notes are an integral part of the consolidated financial statements.

Opera Limited

Notes to Consolidated Financial Statements

Note 1 — Corporate Information and Group Structure

Opera is a software company whose core products are its PC and mobile web browsers, which are offered to users globally. In addition to its browsers, Opera develops and operates related digital platforms and services, including gaming portals and development tools, content platforms, advertising technology solutions, and AI- and web3-enabled products such as MiniPay. Opera generates revenue primarily from advertising services and query partner agreements. Advertising revenue is derived from the monetization of inventory within Opera’s products and on partner properties. Query revenue is generated through traffic referral arrangements with search engine providers, e-commerce platforms, AI platforms and other partners, under which Opera earns compensation based on user activity initiated through its browsers’ integrated features.

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

The Company’s executive chairman has been identified as Opera’s chief operating decision maker. He reviews operating results on a consolidated basis, and accordingly Opera has a single operating segment.

Opera Limited is an exempted company under the laws of the Cayman Islands. Its registered office is Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1- 1104, Cayman Islands. The address of the principal executive office is Vitaminveien 4, 0485 Oslo, Norway.

The Company has American depositary shares (“ADSs”) listed on the Nasdaq Global Select Market under the “OPRA” ticker symbol. Each ADS represents one ordinary share. As of December 31, 2025, the Company had 250,000,000 ordinary shares authorized for issue, of which 89,648,056 were outstanding. Each ordinary share has a par value of $0.0002.

Note 2 — Accounting Policies, Judgments, and Estimation Uncertainty

Basis of Preparation

The consolidated financial statements have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB). The Board of Directors authorized the consolidated financial statements for issuance on March 27, 2026.

The consolidated financial statements have been prepared on a historical cost basis, except for investments in OPay (see Note 11) and certain stablecoins (see Note 15), which are measured at fair value. Fair value represents the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using a valuation technique. In determining the fair value of an asset or a liability, Opera considers the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date.

Except for the general accounting policies described below, Opera’s material accounting policies are described in the respective notes to the consolidated financial statements.

Basis of Consolidation

The consolidated financial statements comprise the financial statements of Opera Limited and entities it controls. Control exists when Opera is exposed, or has rights, to variable returns from its involvement with an investee and has the ability to affect those returns through its power over the investee. Control is generally presumed when Opera holds a majority of voting rights.

Aggregation of Income, Expenses, Assets, Liabilities and Cash Flows

Individually immaterial items of income, expenses, assets, liabilities and cash flows are aggregated and presented in the primary financial statements within line items using the label “other,” such as “other operating expenses.” These aggregated line items may include items of dissimilar characteristics and are disaggregated in the notes to the consolidated financial statements when material.

Foreign Currencies

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The consolidated financial statements are presented in U.S. dollars, which is the functional currency of the Parent. All amounts presented and disclosed in the consolidated financial statements are rounded off to the nearest thousand except when otherwise indicated. Rounding differences may occur.

Foreign Currency Transactions

Foreign currency transactions are recognized at their respective functional currency spot rate at the date the transaction first qualifies for initial recognition. Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency exchange rate at the reporting date. Gains or losses arising from settlement or translation of monetary items are recognized in the Statement of Operations as “Foreign exchange gain (loss).” Non-monetary items measured at historical cost are translated at the exchange rate at the date of the transaction.

Translation of Foreign Operations

The assets and liabilities of entities within the Group with functional currencies other than the U.S. dollar are translated into U.S. dollars using the currency exchange rate at the reporting date. Income and expenses are translated at average currency exchange rates for the period. The overall impact of translating assets, liabilities, income, and expenses into U.S. dollars is recognized in the Statement of Comprehensive Income as “Exchange differences on translation of foreign operations.”

Hyperinflation

The financial statements of an entity whose functional currency is the currency of a hyperinflationary economy, will be restated for the changes in the general purchasing power of the local currency, using a general price index at the end of the reporting period, before translation into U.S. dollars and, as a result, will be stated in terms of the measuring unit current at the end of the reporting period. Several factors are considered when evaluating whether an economy is hyperinflationary, including the cumulative three-year inflation rate, and the degree to which the population’s behaviors and government policies are consistent with such a condition. Nigeria has experienced elevated inflation in recent years. According to the World Economic Outlook report published in October 2025, three-year cumulative inflation was expected to reach 80% by the end of 2025, with projections of 65% by the end of 2026 and 66% by the end of 2027. In January 2025, Nigeria rebased its inflation index, and comparable three-year cumulative local data is therefore not available. Post-rebasing data published by the Central Bank of Nigeria and the National Bureau of Statistics did not provide sufficient evidence to conclude that the economy was hyperinflationary. Other indicators of hyperinflation were also assessed and considered inconclusive. Based on this assessment and the expectation that ongoing fiscal and economic measures will moderate inflation, management concluded that the Nigerian economy was not hyperinflationary in 2025.

Accounting Judgments and Estimation Uncertainty

The preparation of the consolidated financial statements requires management to exercise judgment and to make estimates and assumptions that affect the application of accounting policies and the reported amounts of income, expenses, assets and liabilities, as well as the accompanying disclosures. Estimates and underlying assumptions are based on historical experience and other factors considered relevant under the circumstances and are reviewed on an ongoing basis. Actual results may differ from these estimates. Changes in estimates are recognized prospectively in the period of change and, if applicable, in future periods.

The areas involving significant judgment or estimation uncertainty, and which could result in material adjustments to the carrying amounts of assets or liabilities in future periods, include:

•
Classification and fair value measurement of the investment in OPay (see Note 11).
•
Determining whether product development activities meet the criteria for capitalization (see Note 4).
•
Assessment of whether the Nigerian economy was hyperinflationary (see above).

New and Amended Accounting Standards

The accounting policies applied in the preparation of these consolidated financial statements are consistent with those used in the consolidated financial statements for the year ended December 31, 2024. Amendment to IFRS Accounting Standards effective from January 1, 2025 did not have a material impact on the consolidated financial statements. Opera has early adopted the amendments to IFRS 10 and IAS 28 related to the sale or contribution of assets between an investor and its associate or joint venture, but these amendments did not have any impact on these consolidated financial statements.

New and Amended Accounting Standards Not Yet Effective

IFRS 18 Presentation and Disclosure in Financial Statements will replace IAS 1 Presentation of Financial Statements from the annual reporting period beginning on January 1, 2027. IFRS 18 introduces new requirements for the presentation and disclosure of financial performance, with the objective of improving comparability, transparency and usefulness.

While IFRS 18 will not impact the recognition or measurement of items in the consolidated financial statements and thus will have no impact on Opera’s net income, the new requirements for grouping items of income and expenses into the new operating, investing and financing categories will impact how operating profit is calculated and reported. In particular, foreign exchange gains and losses will be presented in the same operating, investing or financing category as the items of income and expenses that gave rise to the foreign exchange differences.

IFRS 18 also requires entities to present the primary statements in a way that provides the most useful structured summary, which in the operating category of the income statement may include a combination of classification of expenses by function and by nature. Opera expects to introduce a “cost of revenue” line item, which will aggregate expenses directly related to the provision of goods or services, including technology and platform fees, content cost, and cost of inventory sold. Other operating expenses are expected to continue to be presented by nature.

Interest income on cash deposits and other income and expenses from assets that generate returns individually and largely independently of Opera’s other resources will be presented within the investing category, while interest expense on lease liabilities will be presented within the financing category. These items are all currently included in finance income and finance expense.

IFRS 18 also introduces new disclosure requirements for management-defined performance measures. In addition, the starting point for the operating section of the Statement of Cash Flows will change from profit before tax to operating profit. In the first year of adoption, Opera will present reconciliations between amounts previously reported under IAS 1 and those presented under IFRS 18.

Other new or amended accounting standards issued but not yet effective are not expected to have a material impact when adopted.

Note 3 — Revenue

Accounting Policies

Revenue represents income from Opera’s ordinary activities and is recognized when control of goods or services is transferred to customers in an amount that reflects the consideration to which Opera expects to be entitled in accordance with IFRS 15. Consideration received in crypto assets is measured at fair value.

Opera generates revenue from advertising, query arrangements, and other services.

Advertising

Advertising revenue is generated from the delivery of advertisements in Opera’s browsers, news products and partner properties. Revenue is recognized when the advertising services are provided in accordance with contractual terms. Revenue from impression-based advertising is recognized when the advertisement is displayed. Revenue from action-based advertising is recognized when the specified user action occurs. Advertising revenue also includes revenue from contracts with customers that is generated based on user activity within Opera’s products and services, except for query activities.

The amount of advertising revenue is net of an estimate for price concessions or discounts associated with any invalid traffic. Such concessions or discounts represent variable consideration. Opera applies the expected-value method, taking into account historical rates of invalid traffic, real-time detection signals, and qualitative factors, and constrains the amount of revenue to the amount that is highly probable not to result in a significant reversal.

For advertising placed on partner properties, Opera acts as the principal as it controls the advertising inventory before it is transferred to the customer. Opera’s control is evidenced by its sole ability to monetize the inventory before it is transferred to its customers and is further supported by Opera being primarily responsible to its customers and having a level of discretion in establishing pricing. As the principal, advertising revenue is reported on a gross basis, that is, the amounts billed to Opera’s customers are recorded as revenue, and amounts paid to the partners are recorded as cost of inventory sold.

Query

Query revenue is generated from traffic referral arrangements with search engine providers, e-commerce platforms, AI platforms and other partners. Revenue is earned when users submit qualifying queries through the combined address and search bar, or when users, with the proactive intent to obtain information, access partner services through other integrated browser features. Query revenue also includes fixed or variable fees received from partners for related customizations and integrations that enable or enhance user access to partner services.

Revenue is recognized when the performance obligation is satisfied, generally upon the occurrence of qualifying traffic referrals or user actions and when consideration is determinable. Revenue-sharing arrangements are recognized based on Opera’s contractual share of partner-generated revenue. Revenue from fixed-fee arrangements is recognized over the service period or upon delivery of specified integrations.

Query revenue includes revenue categorized as “search” in prior periods and non-search query revenue that previously was categorized as advertising revenue. The categorization was updated in 2025 to better reflect the similar nature of these arrangements. Comparative information has been reclassified to conform to the current categorization.

Other Revenue

Revenue from on-demand cloud computing services is recognized based on usage, measured by the number of compute instances provided, and is recognized in the period services are made available to the customer.

Disaggregation of Revenue

The following table presents revenue disaggregated by type (in thousands):

	Year Ended December 31,
	2023	2024	2025
Advertising	$230,980	$290,723	$396,040
Query	162,168	188,997	216,832
Other revenue	3,679	927	1,953
Total revenue	$396,827	$480,648	$614,825

The table below presents revenue by country based on the location of the contracting customer. This may not be indicative of the geographic distribution of revenue-generating activities, as users of Opera’s products and services are located worldwide. In financial statements of prior periods, revenue was attributed based on the location of the customer’s ultimate parent. Comparative information has been reclassified to conform to the current presentation (in thousands):

	Year Ended December 31,
	2023	2024	2025
Ireland	$163,048	$184,875	$211,665
Singapore	61,112	65,133	85,024
United States	34,628	62,714	77,953
Other locations	138,040	167,925	240,183
Total revenue	$396,827	$480,648	$614,825

Revenue from one customer of query and advertising services amounted to more than ten percent of total revenue, as shown below (in thousands):

	Year Ended December 31,
	2023	2024	2025
Customer group 1	$168,428	$193,294	$204,683

Remaining Performance Obligations

Remaining performance obligations represent Opera’s contractual commitments to deliver services to customers that have not yet been fulfilled. The following table shows the amounts of remaining performance obligations under fixed-price long-term contracts, and the expected timing for recognition of revenue relative to the end of the reporting period (in thousands):

	As of December 31,
	2024	2025
In the first year	$10,273	$30,693
In the second year	10,068	10,000
In the third year	10,000	10,000
In the fourth year	10,000	2,500
In the fifth year	2,500	—
Total remaining performance obligations	$42,841	$53,193

Deferred Revenue

Deferred revenue represents short-term advances from customers where the performance obligations are due to be fully satisfied during the next reporting period. The table below shows the movements in the balance of deferred revenue (in thousands):

	Year Ended December 31,
	2024	2025
Deferred revenue as of January 1	$10,272	$5,441
Deferred during the year	5,441	4,499
Recognized as revenue during the year	(10,272)	(5,441)
Deferred revenue as of December 31	$5,441	$4,499

Note 4 — Personnel Expenses, Including Share-based Compensation

Accounting Policies

Cash-Based Compensation

Cash-based employee compensation is recognized when personnel render services and is measured at the undiscounted amount expected to be paid. Personnel expenses include wages, salaries, bonuses, and related costs for our direct employees, as well as costs for contractors and temporary personnel who provide services under our direction and serve in a capacity similar to that of regular employees.

Contributions to defined contribution pension plans are recognized as an expense when incurred. Opera has no further obligations once the contributions have been paid.

Share-Based Compensation

The cost of equity-settled awards is determined by the fair value at the date when the grant is made using an appropriate valuation technique. Service and non-market performance conditions are not reflected in the grant-date fair value but are considered in estimating the number of awards expected to vest. The cost is recognized as share-based compensation expense, with a corresponding increase in equity, over the period in which the service and, where applicable, the performance conditions are fulfilled (the “vesting period”). The cumulative expense recognized at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the estimated number of equity instruments that will ultimately vest, such that the amount ultimately recognized is based on the number of awards that meet the service and performance conditions at the vesting date.

Social security contributions payable in connection with equity awards are recognized as a liability over the vesting period based on the fair values of the awards at the reporting date, taking into account awards that are expected to be exercised. The related expense is allocated over the period from the grant date to the end of the vesting period and is presented as part of the share-based compensation expense. From the end of the vesting period to the date of exercise, the liability is adjusted by reference to the market value of the equity instruments ultimately delivered.

Research and Development

Research and development expenditure predominantly comprise compensation costs for engineering and technical personnel. Costs incurred in the research phase are expensed as incurred. Development costs are capitalized as intangible assets when the criteria in IAS 38 are met. These include demonstrating the technical feasibility of completing the asset, the intention and ability to complete and use or sell the asset, the existence of probable future economic benefits, the availability of adequate technical, financial or other resources, and the ability to reliably measure the costs attributable to the asset.

Capitalized development costs primarily relate to the development of new products, new features and significant enhancements to core platform functionality. Costs associated with maintenance activities, including bug fixes, regulatory updates and routine product improvements, are expensed as incurred.

The assessment of whether and when the capitalization criteria are met requires judgment and is based on management’s evaluation of the technical and commercial feasibility of the underlying projects.

Personnel Expenses Excluding Share-Based Compensation

The table below presents the amounts of personnel expenses, excluding share-based compensation (in thousands):

	Year Ended December 31,
	2023	2024	2025
Salaries, including bonuses	$(41,890)	$(40,890)	$(44,986)
Social security contributions	(5,825)	(6,519)	(7,239)
Contractors and temporary personnel	(11,796)	(15,568)	(19,296)
Defined contribution pension expense	(3,814)	(4,135)	(4,346)
Other personnel-related expenses	(2,476)	(2,827)	(3,128)
Total personnel expenses excluding share-based compensation	$(65,801)	$(69,940)	$(78,994)

Share-Based Compensation

Opera maintains a share incentive plan to attract, retain and incentivize employees and align their interests with those of shareholders. The plan provides for the grant of restricted share units (“RSUs”) and options. Each vested RSU entitles the holder to receive one ADS, subject to adjustments for cash dividends, and each vested option entitles the holder to purchase one ADS at an exercise price determined at grant and adjusted by dividends. In addition, certain Opera employees participate in a share incentive plan administered by Kunlun Tech Co., Ltd. (“Kunlun”), Opera’s majority shareholder. Under Kunlun’s plan, employees receive options issued by Kunlun as compensation for services provided to Opera. Each vested option entitles the holder to purchase one share in Kunlun at an exercise price determined at grant. In these consolidated financial statements, the awards granted by Kunlun are described as RSUs to align with their classification under Chinese securities regulations.

Equity awards granted under both Opera’s and Kunlun’s share incentive plans are classified as equity-settled transactions. Opera has no obligation to settle awards granted under Kunlun’s plan and such awards do not result in dilution of Opera’s shareholders.

The table below presents the amounts of share-based compensation expenses (in thousands):

	Year Ended December 31,
	2023	2024	2025
Cost of Opera-granted awards	$(8,488)	$(5,758)	$(27,282)
Cost of parent-granted awards	(6,450)	(2,872)	(2,797)
Total cost of equity awards	(14,938)	(8,631)	(30,079)
Social security contributions for Opera-granted awards	(2,012)	(1,087)	(1,194)
Total share-based compensation expenses	$(16,950)	$(9,718)	$(31,273)

The following table shows the movements in the number of RSUs and options:

	Opera: RSUs		Opera: Options		Kunlun: RSUs
	Number of RSUs	Weighted Average Grant Date Fair Value	Number of Options	Weighted Average Grant Date Fair Value	Number of RSUs	Weighted Average Grant Date Fair Value
Outstanding as of January 1, 2024	1,918,473	$8.67	40,000	$5.62	6,292,500	$1.86
Regular awards granted	390,000	$12.58	—	$—	1,610,824	$3.22
Dividend adjustment awards granted	89,946	$—	—	$—	—	$—
Forfeited	(19,295)	$8.84	—	$—	—	$—
Exercised	(961,870)	$8.16	—	$—	(2,199,000)	$1.72
Outstanding as of December 31, 2024	1,417,254	$9.54	40,000	$5.62	5,704,324	$2.23
Regular awards granted	1,944,950	$19.51	—	$—	4,152,421	$1.96
Dividend adjustment awards granted	112,262	$—	—	$—	—	$—
Forfeited	(118,959)	$18.26	—	$—	(1,672,740)	$2.03
Exercised	(1,167,902)	$10.49	—	$—	(1,241,575)	$2.13
Outstanding as of December 31, 2025	2,187,605	$16.94	40,000	$5.62	6,942,430	$2.22

Dividend adjustment awards represent increases in the number of unexercised RSUs based on the yield of dividends paid. These awards are designed to preserve the economic value of the original awards and therefore have no incremental value when considered together with the original regular awards.

As of December 31, 2025, the weighted average remaining vesting period for RSUs and options outstanding under Opera’s share incentive plan was 0.56 years (2024: 0.44 years), whereas the weighted average remaining vesting period for RSUs outstanding under Kunlun’s share incentive plan was 0.96 years (2024: 0.79 years).

The fair value of RSUs granted by Opera was determined using a Monte Carlo simulation, whereas the fair value of options granted by Opera and RSUs granted by Kunlun were determined using the Black-Scholes model. These valuation techniques require the identification of appropriate inputs, including fair value of the underlying equity instruments at the grant date, expected life of the grant and volatility. Set forth in the table below are the weighted average values for inputs used in the valuation techniques:

	Opera		Kunlun
	2024 RSU Grants	2025 RSU Grants	2024 RSU Grants	2025 RSU Grants
Fair value of underlying share at grant date	$12.61	$19.55	$5.78	$4.43
Expected volatility	63.0%	59.3%	23.5%	34.5%
Risk-free rate	4.3%	4.2%	2.1%	2.1%
Duration of initial simulation period (years to longstop date)	2.39	1.50	N/A	N/A
Duration of second simulation period with postponed exercise (years)	3.00	3.00	N/A	N/A
Exercise price	$—	$—	$2.69	$2.69

The expected volatility was computed based on the annualized standard deviation on the continuously compounded rates of return for the historical prices of Opera’s and Kunlun’s shares, and with regard to RSUs granted by Kunlun, certain similar companies, over a period equal to the expected lifetime of the equity awards.

Based on the inputs above, the weighted average fair value at the grant dates of regular RSUs was $12.58 in 2024 and $19.51 in 2025, whereas the weighted average fair value at the grant dates of RSUs granted by Kunlun was $3.22 in 2024 and $1.96 in 2025.

Compensation to Key Management Personnel

The table below presents the amounts of expensed compensation to the directors and executive officers of the Company, including the grant-date fair value of vested equity awards (in thousands):

	Year Ended December 31,
	2023	2024	2025
Short-term employee benefits	$(2,495)	$(2,064)	$(3,871)
Post-employment and medical benefits	(72)	(116)	—
Share-based compensation	(1,693)	(3,571)	(3,835)
Total compensation to key management personnel	$(4,260)	$(5,751)	$(7,706)

No loans or guarantees have been provided to key management personnel. Key management personnel do not have contractual arrangements for compensation upon termination of employment or directorship.

Research and Development Personnel Costs

The following table presents the amounts of compensation to employees engaged in research and development activities (in thousands):

	Year Ended December 31,
	2023	2024	2025
R&D personnel costs expensed	$(41,511)	$(46,673)	$(49,335)
Capitalized development costs (Note 10)	(4,587)	(7,705)	(10,173)
Total R&D personnel costs	$(46,098)	$(54,378)	$(59,508)

Note 5 — Other Operating Expenses

The table below presents the components of other operating expenses (in thousands):

	Year Ended December 31,
	2023	2024	2025
Hosting	$(10,161)	$(12,360)	$(13,572)
Audit, legal and other advisory services	(8,669)	(7,687)	(6,171)
Software license fees	(3,357)	(4,026)	(3,418)
Rent and other office expenses	(2,700)	(2,305)	(2,295)
Travel	(1,848)	(1,959)	(1,978)
Other expenses	(4,106)	(3,338)	(3,856)
Total other operating expenses	$(30,842)	$(31,674)	$(31,291)

Note 6 — Finance Income and Finance Expenses

The table below presents the components of finance income and finance expenses, including foreign exchange gains and losses (in thousands):

	Year Ended December 31,
	2023	2024	2025
Finance income:
Interest income on cash and cash equivalents	$2,980	$3,396	$3,285
Interest income on Star X receivable	1,556	165	—
Other interest income	9	16	9
Gain on settlement of receivable from sale of investment	1,084	—	—
Fair value gain on short-term investments (Note 16)	3,243	—	—
Other finance income	5	—	—
Total finance income	8,876	3,577	3,294
Finance expenses:
Interest expense on lease liabilities (Note 13)	(356)	(518)	(461)
Other interest expense	(13)	(11)	(116)
Other finance expenses	(276)	(56)	(33)
Total finance expenses	(644)	(586)	(610)
Foreign exchange gain (loss):
Unrealized foreign exchange gain (loss)	(1,901)	1,248	181
Realized foreign exchange gain (loss)	938	(3,087)	(4,289)
Total foreign exchange gain (loss)	(963)	(1,839)	(4,108)
Net finance income (expense)	$7,269	$1,152	$(1,424)

Note 7 — Income Taxes

Accounting Policies

Income tax expense comprises current tax and deferred tax.

Current tax is based on taxable profit for the period and is measured using tax rates and laws enacted or substantively enacted at the reporting date in the jurisdictions in which Opera operates. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation, and considers whether it is probable that a taxation authority will accept an uncertain tax treatment. Opera measures its tax balances based on either the most likely amount or the expected value, depending on which method provides a better prediction of the resolution of the uncertainty.

Deferred tax is recognized using the liability method on temporary differences between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred tax is measured using tax rates enacted or substantially enacted at the reporting date and reflects the expected manner of realization or settlement of the underlying items.

Deferred tax assets are recognized only to the extent that it is probable that future taxable profits will be available against which the deductible temporary differences, unused tax losses or tax credits can be utilized. Where an entity has a history of recent losses, deferred tax assets are recognized only to the extent of sufficient taxable temporary differences or other convincing evidence that sufficient taxable profit will be available.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities that intend to settle current tax balances on a net basis or realize the assets and settle the liabilities simultaneously.

Tax deductions from equity-settled share-awards are based on the fair value of the underlying shares at the date of exercise. For awards not yet exercised, the estimated future tax deduction is based on the share price at the reporting date. Any excess of the actual or estimated tax deduction over the related cumulative share-based compensation expense, determined on a grant-by-grant basis, is recognized directly in equity and presented within the cost of equity awards in the Statement of Changes in Equity.

Pillar Two Rules

The OECD’s Pillar Two model rules establish a global minimum tax framework designed to ensure that multinational enterprise groups with consolidated annual revenues of at least €750 million are subject to a minimum effective tax rate of 15% in each jurisdiction in which they operate. Opera is within the scope of the Pillar Two rules because its parent company, Kunlun, meets this revenue threshold.

The Pillar Two framework includes (i) the Income Inclusion Rule (“IIR”), under which a parent entity may be required to pay a top-up tax on low-taxed income of group entities, (ii) the Undertaxed Profits Rule (“UTPR”), which acts as a backstop where the IIR does not apply, and (iii) the Qualified Domestic Minimum Top-up Tax (“QDMTT”), which allows jurisdictions to impose a domestic top-up tax on in-scope entities. Primary responsibility for any top-up tax under the IIR rests with Opera’s immediate parent in Hong Kong, which adopted the IIR and QDMTT with effect from the 2025 fiscal year. In addition, certain jurisdictions in which Opera operates have implemented QDMTT regimes.

Opera has material operations in Norway, Ireland, Singapore, Poland, Sweden, Nigeria, China and Brazil. As of December 31, 2025, Pillar Two legislation had been enacted in all of these jurisdictions except Nigeria and China. For the year ended December 31, 2025, Opera’s effective tax rate exceeded the 15% minimum rate in all jurisdictions except Ireland and Brazil. In those jurisdictions, domestic top-up taxes of $0.9 million in aggregate were recognized as current income tax expense.

In accordance with IAS 12, Opera has applied the mandatory temporary exception from recognizing and disclosing deferred tax assets and liabilities related to Pillar Two income taxes.

Income Tax Expense

The table below presents the components of the income tax expense (in thousands):

	Year Ended December 31,
	2023	2024	2025
Current income taxes	$(7,227)	$(10,757)	$(18,950)
Deferred income taxes	531	(6,884)	2,016
Income tax expense	$(6,697)	$(17,642)	$(16,934)

Opera Limited, the Parent of the Group, is incorporated in the Cayman Islands, which does not levy corporate income tax. As Opera is headquartered in Norway and a significant portion of its taxable income is generated by Opera Norway AS, a Norwegian subsidiary, the reconciliation below compares income tax expense calculated at the Norwegian statutory corporate income tax rate of 22% with Opera’s reported income tax expense (in thousands, except for percentages):

	Year Ended December 31,
	2023		2024		2025
	Amount	Effective Tax Rate (1)	Amount	Effective Tax Rate (1)	Amount	Effective Tax Rate (1)
Income before income taxes	$159,997		$98,412		$125,216
Tax using the Norwegian tax rate of 22%	(35,199)	22.0%	(21,651)	22.0%	(27,548)	22.0%
Differences between computed tax rate and effective tax rate due to:
Different tax rates of subsidiaries operating in other jurisdictions	5,346	(3.3)	7,945	(8.1)	8,738	(7.0)
Pillar Two top-up taxes	—	—	—	—	(939)	0.8
Changes in tax rates	(64)	—	2	—	(8)	—
Non-deductible expenses	(4,588)	2.9	(3,861)	3.9	(4,831)	3.9
Tax-exempt income	23,149	(14.5)	2,986	(3.0)	8,399	(6.7)
Foreign withholding taxes	270	(0.2)	(138)	0.1	(7)	—
Recognition and derecognition of deferred tax assets	4,848	(3.0)	(1,554)	1.6	482	(0.4)
Changes in estimates related to prior years	(67)	—	48	—	(503)	0.4
Movements in exchange rates	(391)	0.2	(1,419)	1.4	(718)	0.6
Income tax expense at effective tax rate	$(6,697)	4.2%	$(17,642)	17.9%	$(16,934)	13.5%

_______________

(1)
Percentages have been rounded for presentation purposes and may differ from unrounded results.

Deferred Tax Assets and Liabilities

The following table shows a reconciliation of deferred taxes by type of temporary differences (in thousands):

	Property and Equipment	Intangible Assets	Trade Receivables	Equity Awards	Intra-group Interest Expenses Carried Forward	Tax Losses Carried Forward	Other	Total
Net deferred tax asset (liability) as of January 1, 2024	$(38)	$(19,978)	$367	$4,094	$7,648	$5,247	$979	$(1,679)
Income (expense) recognized in the Statement of Operations	(1,188)	568	(346)	(401)	(1,497)	(4,081)	61	(6,884)
Expense recognized in the Statement of Comprehensive Income	—	—	—	—	—	—	(55)	(55)
Deferred tax benefit recognized in equity	—	—	—	993	—	—	—	993
Net deferred tax asset (liability) as of December 31, 2024	(1,226)	(19,410)	21	4,686	6,151	1,166	985	(7,626)
Income (expense) recognized in the Statement of Operations	(644)	568	(25)	2,133	(864)	587	262	2,016
Expense recognized in the Statement of Comprehensive Income	—	—	—	—	—	—	88	88
Deferred tax benefit recognized in equity	—	—	—	(2,105)	—	—	—	(2,105)
Net deferred tax asset (liability) as of December 31, 2025	$(1,870)	$(18,842)	$(4)	$4,714	$5,287	$1,753	$1,335	$(7,627)

The net deferred tax liability related to intangible assets was initially recognized as part of the purchase price allocation in the 2016 acquisition of Opera Norway AS and its subsidiaries, arising from temporary differences between the fair values and tax bases of the acquired assets. As of December 31, 2025, the deferred tax liability related to the Opera brand, a trademark with indefinite useful life, amounted to $15.5 million, whereas the deferred tax liability related to customer-related assets, which are amortized, amounted to $3.3 million. As these intangible assets are amortized or impaired, their carrying amounts decrease, which reduces the underlying temporary differences. This results in a proportional reversal of the related deferred tax liabilities, recognized as a deferred tax benefit in the Statement of Operations. See Note 10 for more information on these intangible assets.

Opera has recognized deferred tax assets related to intra-group interest expenses that are carried forward due to limitations under Norwegian tax rules on annual interest deductibility. Such amounts may be carried forward for up to ten years. Deferred tax assets have also been recognized for tax losses that may be carried forward indefinitely. Recognition of these deferred tax assets is based on an assessment that it is probable that sufficient future taxable profits will be available. This assessment is supported by business forecasts.

In 2024, a deferred tax asset of $1.0 million was recognized with a corresponding credit directly to equity, representing the excess of estimated future tax deductions over the cumulative share-based compensation expense. In 2025, a $2.1 million reduction of this deferred tax assets was charged directly to equity.

After offsetting deferred tax assets and liabilities within the same tax jurisdiction, the following amounts are presented in the Statement of Financial Position (in thousands):

	As of December 31,
	2024	2025
Deferred tax assets	$1,063	$1,585
Deferred tax liabilities	$8,689	$9,212

Note 8 — Earnings Per Share

Basic earnings per share is calculated by dividing the net income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year.

Diluted earnings per share reflects the potential dilution from outstanding equity awards. The weighted average number of shares is adjusted for the dilutive effect of share-based awards, calculated using the treasury share method, which assumes that outstanding awards are exercised and that the proceeds from exercise and unrecognized compensation cost are used to repurchase shares at the average market price during the period.

The table below presents basic and diluted earnings per share:

	Year Ended December 31,
	2023	2024	2025
Basic earnings per share	$1.72	$0.91	$1.21
Diluted earnings per share	$1.69	$0.90	$1.19

The table below shows the calculations of basic and diluted weighted-average number of shares:

	Year Ended December 31,
	2023	2024	2025
Issued shares at beginning of period	89,215,121	87,518,284	88,480,154
Effect of shares issued upon exercise of equity awards	1,003,925	944,983	1,074,963
Effect of share repurchases	(963,143)	—	—
Basic weighted-average number of shares in the period	89,255,903	88,463,267	89,555,117
Effect of unexercised equity awards	1,665,705	1,213,007	1,400,488
Diluted weighted-average number of shares in the period	90,921,608	89,676,274	90,955,605

See Note 4 for details on Opera’s share incentive plan and Note 16 for information on share repurchases.

Note 9 — Property and Equipment

Accounting Policies

Property and equipment, including right-of-use assets (see Note 13), are measured at cost less accumulated depreciation and impairment losses. Depreciation is recognized on a straight-line basis over the estimated useful lives of the assets or, for right-of-use assets, over the shorter of the lease term and the asset’s useful life. Useful lives, residual values and depreciation methods are reviewed at each reporting date and adjusted prospectively where appropriate.

Property and equipment are tested for impairment when indicators of impairment exist. An impairment loss is recognized when the carrying amount exceeds the recoverable amount, being the higher of an asset’s fair value less costs of disposal and value in use. For the impairment testing, assets are grouped into cash-generating units representing the lowest level at which largely independent cash inflows are generated. Value in use is determined by discounting estimated future cash flows using a discount rate reflecting current market assessments of the time value of money and the risks specific to the asset or cash-generating unit. Impairment losses recognized in prior periods are reviewed for possible reversal at each reporting date.

Reconciliation of the Carrying Amounts of Property and Equipment

	Office Premises	Equipment	Leasehold Improvements	Furniture and Fixtures	Total
Net book value as of January 1, 2024	$6,343	$9,635	$14	$83	$16,074
Additions	1,137	26,121	—	20	27,278
Depreciation	(1,838)	(7,034)	(14)	(34)	(8,921)
Effect of movements in exchange rates	(41)	(328)	—	(6)	(375)
Net book value as of December 31, 2024	5,600	28,393	—	65	34,058
Additions	1,926	7,880	14	30	9,850
Depreciation	(2,029)	(8,601)	(3)	(37)	(10,670)
Effect of movements in exchange rates	—	(498)	—	4	(494)
Net book value as of December 31, 2025	$5,498	$27,174	$10	$62	$32,744

As of December 31, 2024:
Cost	$16,517	$61,508	$1,710	$779	$80,514
Accumulated depreciation and impairment	$(10,916)	$(33,115)	$(1,710)	$(714)	$(46,456)
As of December 31, 2025:
Cost	$18,443	$67,348	$1,724	$814	$88,329
Accumulated depreciation and impairment	$(12,945)	$(40,174)	$(1,714)	$(752)	$(55,584)

Additions to equipment in 2024 included the purchase of an NVIDIA DGX SuperPOD for $19.1 million to establish an AI data center cluster. See Note 13 for additions to right-of-use assets.

Depreciation

Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets, as follows:

•
Office premises: Over the lease term.
•
Equipment: Up to 10 years, or the lease term, whichever is shorter. Within this category, servers and network equipment are depreciated over an estimated useful life of 6 years.
•
Leasehold improvements: Up to 6 years, or the lease term, whichever is shorter.
•
Furniture and fixtures: Up to 5 years.

Note 10 — Goodwill and Intangible Assets

Accounting Policies

Intangible Assets

Intangible assets are initially recognized at cost. Government grants related to technology development are deducted from the carrying amount of the related asset when there is reasonable assurance that the grant will be received and the associated conditions will be met. After initial recognition, intangible assets are carried at cost less accumulated amortization and impairment losses.

Intangible assets with finite useful lives are amortized on a straight-line basis over their estimated useful lives. Useful lives and amortization methods are reviewed at each reporting date and adjusted prospectively, if appropriate. Finite-lived intangible assets are tested for impairment when events or changes in circumstances indicate that they may be impaired.

Intangible assets with indefinite useful lives are not amortized and are tested for impairment at least annually, and more frequently if indicators of impairment exist.

Goodwill

Goodwill represents the excess of consideration transferred over the fair value of identifiable net assets acquired in a business combination. Goodwill is not amortized and is measured at cost less accumulated impairment losses. Goodwill is tested for impairment annually, and more frequently if indicators of impairment exist. For impairment testing, goodwill is allocated to the cash-generating unit (“CGU”) or group of CGUs expected to benefit from the business combination, representing the lowest level at which goodwill is monitored for internal management purposes.

Impairment

At each reporting date, Opera assesses whether there is any indication that an intangible asset may be impaired. An impairment loss is recognized when the carrying amount exceeds the higher of fair value less costs of disposal and value in use (the “recoverable amount”).

For impairment testing, assets are grouped into CGUs representing the lowest level at which largely independent cash inflows are generated. Value in use is determined by discounting estimated future cash flows using a discount rate reflecting current market assessments of the time value of money and risks specific to the asset or CGU. The most recent detailed calculation of the recoverable amount from a prior period may be used in the impairment test in the current period provided all of the following criteria are met:

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

Impairment losses for intangible assets other than goodwill are reviewed for possible reversal at each reporting date.

Crypto Assets

Crypto assets are classified based on their characteristics and the purpose for which they are held. An inherent characteristic of all crypto assets held by Opera is that they are digital representations and, hence, intangible by nature. Stablecoins that are short-term, highly liquid, readily convertible into known amounts of cash and subject to an insignificant risk of changes in value are presented as cash equivalents when they are held to meet short-term cash commitments. Other crypto assets are classified as intangible assets. Cash flows from purchases and sales of crypto assets are presented within operating activities.

Reconciliation of the Carrying Amounts of Goodwill and Intangible Assets

	Goodwill	Trademark	Customer Relationships	Technology	Other Intangible Assets (1)	Total
Net book value as of January 1, 2024	$429,856	$70,600	$20,210	$6,200	$2,059	$528,926
Additions, net of government grants	—	—	—	7,263	4,749	12,013
Reclassification	—	—	—	—	(801)	(801)
Amortization	—	—	(2,580)	(4,079)	(2)	(6,662)
Disposals	—	—	—	—	(2,888)	(2,888)
Impairment	—	—	—	(113)	—	(113)
Effect of movements in exchange rates	(114)	—	—	(22)	(14)	(151)
Net book value as of December 31, 2024	429,742	70,600	17,630	9,249	3,103	530,325
Additions, net of government grants	—	—	—	9,699	3,023	12,721
Amortization	—	—	(2,580)	(5,608)	(2)	(8,190)
Disposals	—	—	—	—	(4,011)	(4,011)
Impairment	—	—	—	(127)	(1,819)	(1,946)
Effect of movements in exchange rates	581	—	—	4	(28)	556
Net book value as of December 31, 2025	$430,323	$70,600	$15,050	$13,216	$266	$529,456

As of December 31, 2024:
Cost	$432,823	$70,600	$40,732	$48,104	$6,970	$599,231
Accumulated amortization and impairment	$(3,081)	$—	$(23,102)	$(38,854)	$(3,867)	$(68,905)
As of December 31, 2025:
Cost	$433,404	$70,600	$40,732	$57,805	$4,579	$607,120
Accumulated amortization and impairment	$(3,081)	$—	$(25,682)	$(44,589)	$(4,313)	$(77,664)

_______________

(1)
Other intangible assets include holdings of CELO tokens (see below) and certain other crypto assets, with a total carrying amount of $3.1 million and $0.2 million as of December 31, 2024 and 2025, respectively. These assets have indefinite useful lives and are included in “Other current assets” in the Statement of Financial Position, as they are expected to be realized within twelve months after the reporting period. See Note 15 for information on crypto assets classified as financial assets.

Opera has a strategic partnership agreement relating to MiniPay with AP Grant Foundation Company, an entity that promotes the Celo blockchain. Under this agreement, Opera was committed to purchase CELO tokens in the amount of $0.25 million per quarter through the first quarter of 2029, with each quarterly token purchase subject to a one-year contractual lock-up period from its date of acquisition. Subsequent to the reporting period, as part of a broader amendment to this partnership agreement, Opera’s ongoing purchase obligation was removed.

Opera has received grants from the Norwegian government for the research and development of new technologies. Grants amounted to $0.4 million in 2024 and $0.5 million in 2025 and were recognized as a reduction of the carrying amount of the related technology assets.

Amortization

For intangible assets with finite useful lives, amortization is calculated on a straight-line basis over the following periods:

•
Customer relationships: Up to 15 years.
•
Technology: Up to 5 years.
•
Other intangible assets: Up to 5 years.

Impairment Losses on Technology Assets

In 2023, 2024 and 2025, Opera recognized impairment losses of $0.7 million, $0.1 million and $0.1 million, respectively, each relating to different non-strategic technology assets.

Impairment Test for Crypto Assets

Crypto assets classified as intangible assets have indefinite useful lives and are tested for impairment at least annually, or more frequently if indicators of impairment exist. Their recoverable amounts were estimated as fair values less costs of disposal. Unadjusted quoted prices on crypto exchanges that are the principal markets for the crypto assets, which are level 1 inputs within the fair value hierarchy, were determined to represent fair values, while costs of disposal were estimated based on transaction fees observed on the crypto exchanges. Total impairment losses recognized on crypto assets in 2025 amounted to $1.8 million (2023 and 2024: nil).

Impairment Test for Goodwill and Trademark

Of the goodwill recognized as of December 31, 2025, $421.6 million was attributable to the acquisitions of Opera Norway AS and its subsidiaries in 2016 and $8.7 million to the acquisition of YoYo Games Ltd. in 2021. In connection with the Opera Norway acquisition, the Opera brand was recognized as a trademark with an estimated fair value at the time of $70.6 million.

Opera is organized into business units based on its main categories of products and services, and each such business unit represents a cash-generating unit. Goodwill is monitored at the Group level for internal management purposes, while the trademark is a corporate asset that contributes to the future cash flows of all business units. Accordingly, both goodwill and the trademark were tested for impairment at the level of the Group.

In the annual impairment test performed at the end of 2025, management relied on the recoverable amount determined at the end of 2023, as the criteria for using a prior-period calculation were met.

The recoverable amount was measured as the value in use by estimating the present value of the future cash flows from the cash-generating units. The projected cash flows were based on the most up-to-date forecast that had been approved by management and did not include cash flows arising from future enhancements of assets that had not been committed to and had not substantively commenced. The management-approved forecast at the time was for 2024 only as management does not approve forecasts longer than one year into the future. Because the length of the projection period for the forecasts used in the impairment test is into perpetuity, management identified a “steady state” set of assumptions for the cash flows based on an approach where, in addition to the forecast for 2024, cash flows in 2025 and 2026 were estimated and then the estimated cash flows in 2026 were used as the basis for the terminal value. This two-stage approach was aimed to take cash flows to a level at which they can be regarded as reflecting maintainable earnings and to the period in a mid-point of the cycle – i.e., not at peak or trough of the cycle. Beyond 2026, the cash flows were extrapolated using a constant nominal growth rate.

The impairment tests performed at the end of 2024 and 2025 demonstrated that the recoverable amount exceeded the carrying amount by a substantial margin. The sections below outline the key assumptions in the value-in-use calculation, including their sensitivities.

Cash Flows in Projected Period

Cash inflows were expected to grow at an annualized rate of 15.3% over the projected period, before reaching a long-term stable level. Cash inflows were forecasted for each product and country with sufficient and reliable data on which to base projections. Forecasted cash outflows were partly based on actual costs in 2023 and a bottom-up assessment for the relevant business unit. Operating expenditures were expected to grow in U.S. dollar terms but decline relative to revenue due to economies of scale. As a result, the EBITDA margin in the projected period was expected to increase at an average rate of 0.9 percentage points per year.

Long-term Growth

Long-term GDP growth rates in the relevant regions were estimated as the basis for the long-term growth rate in the terminal value. Both the labor force and productivity were assumed to be stable, which resulted in zero real GDP growth. The International Monetary Fund’s inflation estimates for 2028, broken down across regions, were used as the basis for estimating long-term inflation. As a result, the long-term nominal growth rate was estimated to be 2.8%.

Discount Rate

The estimated weighted average cost of capital (“WACC”) was used to discount the projected cash flows, as converted to U.S. dollars. The post-tax WACC was calculated to be 14.0%, whereas the derived pre-tax WACC was calculated to be 16.1%. The post-tax WACC was estimated based on the following inputs: Risk-free rate of 3.9%, market risk premium of 4.6%, equity beta of 0.9, country risk premium of 3.3%, size premium of 2.6%, and an equity-to-asset ratio of 100%.

Sensitivity Analysis

Listed below are the changes to the key assumptions that individually would result in an impairment loss as of year-end 2025:

•
Decrease of the annualized growth rate for cash inflows in the projected period by more than 18.4 percentage points.

•
Decrease of the EBITDA margin in the projected period by more than 2.3 percentage points each year.
•
Decrease of the long-term growth rate by more than 11.1 percentage points.
•
Increase of the discount rate by more than 7.4 percentage points.

Note 11 — Investments in Unconsolidated Entities

Accounting Policies

Investments in unconsolidated entities are accounted for based on Opera’s level of influence over the investee. An investee is classified as an associate when Opera has significant influence, defined as the power to participate in the financial and operating policy decisions of the investee, without having control or joint control. An investee is classified as a joint venture when Opera and other parties have contractually agreed to share control and have rights to the net assets of the investee. Investments in associates and joint ventures are accounted for using the equity method. Other investments in unconsolidated entities are classified as financial assets and accounted for in accordance with IFRS 9.

Equity-Accounted Investees

Under the equity method, investments in associates and joint ventures are initially recognized at cost and subsequently adjusted for Opera’s share of the investee’s profit or loss and other comprehensive income. The acquisition of an additional interest in an associate or joint venture, without obtaining control, is accounted for as an increase in the carrying amount of the investment. The cost of the additional interest is added to the existing investment and the previously held interest is not remeasured. Unrealized gains on transactions with equity-accounted investees are eliminated to the extent of Opera’s interest in the investee.

If Opera’s share of losses exceeds the carrying amount of the investment, including any long-term interests that form part of the net investment, the carrying amount is reduced to zero and further losses are recognized only to the extent that Opera has incurred legal or constructive obligations or made payments on behalf of the investee.

Other Financial Investments

Long-term investments in entities over which Opera does not have control, joint control, or significant influence, are measured at fair value on a recurring basis with the net change in fair value recognized in the Statement of Operations as “Fair value gain (loss) on long-term investments.” Transaction costs are expensed as incurred.

Summary of Investments in Unconsolidated Entities

The table below shows a summary of Opera’s investments in unconsolidated entities (in thousands except for percentages):

	Ownership Interest				Carrying Amount as of December 31,
Investee	2024	2025	Classification	Measurement Method	2024	2025
OPay	9.4%	9.5%	Financial asset	FVTPL (1)	$258,300	$294,600
MiniPay Fund	26.0%	27.4%	Associate	Equity method	$1,248	$4,016
nHorizon Innovation	29.1%	29.1%	Associate	Equity method	$—	$—

_______________

(1)
FVTPL – Fair value through profit or loss.

OPay

OPay is a privately-held fintech company operating in emerging markets across Africa and Asia. It provides digital financial services, including payments, transfers, savings and lending products, and offers point-of-sale services to agents and acquiring services to merchants. Opera holds a combination of ordinary and preferred shares in OPay, representing an ownership interest of 9.5% as of December 31, 2025 (2024: 9.4%).

Although Opera’s executive chairman also serves as executive chairman of OPay, and an independent director of Opera was appointed to the board of OPay in 2025, management has concluded that Opera does not have significant influence over OPay. The executive chairman serves in OPay in his capacity as a representative of his personal investment entities. The independent director was appointed in an individual capacity, is not a nominee or representative of Opera, and is not bound by any agreement to act on Opera’s behalf. In addition, Opera does not have contractual rights to board representation, participation in policy-making, or access to information beyond that available to other investors. Accordingly, management concluded that Opera does not have the power to participate in the financial and operating policy decisions of OPay.

The fair value of the OPay shares was determined using a probability-weighted expected return model (“PWERM”), which reflects the economic rights of the different share classes, including liquidation preferences and redemption rights. The valuation incorporated multiple potential exit scenarios, including three variations each for initial public offering and private sale transactions, one scenario for dissolution and one for redemption, with estimated equity values ranging from $0.2 billion to $6.0 billion, and expected timing between nine months and two years. The table below shows the estimates for equity values (in millions), period of time until potential liquidity events and probabilities of the respective outcomes:

	Equity Value (in millions)		Time Horizon (in years)		Probability
Scenarios	2024	2025	2024	2025	2024	2025
Initial public offering	$3,000 – $6,000	$3,000 – $6,000	1 – 2	1 – 1.5	80%	85%
Sale transaction	$3,000 – $5,500	$3,000 – $5,500	1 – 2	0.75 – 1.25	10%	10%
Dissolution	$236	$223	3	2	5%	2.5%
Redemption	$1,000	$1,000	3	2	5%	2.5%

The future outcomes were discounted using an estimated cost of equity of 18.5% (2024: 18.9%). Accordingly, the present equity values of the scenarios ranged from $0.2 billion to $4.7 billion, with a probability-weighted present value of $3.4 billion (2024: $3.0 billion). To account for the illiquidity of OPay’s private shares, a judgmental discount for lack of marketability of 10% was applied (2024: 10%). Because the valuation incorporated significant unobservable inputs, it was classified as level 3 in the fair value hierarchy.

The PWERM valuation was corroborated using a discounted cash flow analysis based on projected revenue growth of 39% over the 2025-2031 period, a terminal growth rate of 6%, and a discount rate of 18.5%. Projected free cash flows reflected expected improvements in operating profitability over the forecasted period.

The table below provides a reconciliation of the carrying amount of Opera’s investment in OPay (in thousands):

	Year Ended December 31,
	2024	2025
Carrying amount as of January 1	$253,300	$258,300
Fair value gain on investment	5,000	36,300
Carrying amount as of December 31	$258,300	$294,600

The table below shows the individual sensitivities of key unobservable inputs to the fair value measurement (in thousands):

		As of December 31, 2024		As of December 31, 2025
Significant unobservable inputs	Change in Assumption (1)	Decrease in Assumption	Increase in Assumption	Decrease in Assumption	Increase in Assumption
Weighted average equity value	10%	$(25,495)	$25,495	$(29,238)	$29,238
Time to exit	6 months	$23,110	$(21,417)	$25,945	$(23,968)
Relative change in probability of sale (2)	100%	$826	$(826)	$43	$(43)
Discount for lack of marketability	5 pp	$14,350	$(14,350)	$16,365	$(16,365)
Discount rate	2 pp	$6,965	$(6,657)	$6,465	$(6,217)

_______________

(1)
pp – percentage points.
(2)
Represents a relative change in the probabilities of sale scenarios, offset by an equal change in the probabilities of initial public offering scenarios.

MiniPay Fund

The MiniPay Fund is a venture fund established in the second half of 2024 to invest in companies operating in the stablecoin ecosystem associated with Opera’s MiniPay platform. The fund is managed by Verda Ventures. Opera invested $1.25 million in the fund in 2024 and an additional $2.5 million in 2025. As a result, Opera held a 26.0% and 27.4% ownership interest in the fund as of December 31, 2024, and 2025, respectively. As of December 31, 2025, Opera had an outstanding capital commitment of $6.25 million.

The MiniPay Fund is classified as an associate and accounted for using the equity method, as Opera has a representation on the fund’s investment committee and thus has the ability to participate in relevant financial and operating policy decisions.

The following table presents summarized financial position data for the MiniPay Fund (in thousands):

	As of December 31,
	2024	2025
Accounts receivable	$20	$62
Cash and cash equivalents	1,343	27
Investments	3,435	14,596
Accrued expenses	(1)	(15)
Net assets	$4,797	$14,669
Opera’s share of net assets	$1,248	$4,016

The following table presents summarized income data of the MiniPay Fund (in thousands):

	Year Ended December 31,
	2023	2024	2025
Dividends	$—	$—	$6
Interest income	—	20	42
Unrealized gains	—	—	1,153
Management fee	—	(17)	(177)
Other expenses	—	—	(1)
Net income (loss)	$—	$3	$1,023
Opera’s share of net income (loss) (1)	$—	$(2)	$268

_______________

(1)
As certain other investors in the MiniPay Fund contribute in-kind services instead of paying the asset management fee in cash, Opera’s share of the fund’s net income (loss) deviates from Opera’s ownership interest.

The table below shows a reconciliation of the carrying amount of Opera’s net investment in the MiniPay Fund (in thousands):

	Year Ended December 31,
	2024	2025
Carrying amount as of January 1	$—	$1,248
Investment	1,250	2,500
Share of net income (loss)	(2)	268
Carrying amount as of December 31	$1,248	$4,016

nHorizon Innovation

Opera holds a 29.1% ownership interest in nHorizon Innovation, which is classified as an associate and accounted for using the equity method. As Opera’s accumulated share of losses has reduced the carrying amount of the investment to zero, no further share of loss was recognized in 2025. The unrecognized share of loss for the year was $11 thousand, and the accumulated unrecognized share of losses amounted to $0.2 million as of December 31, 2025.

Note 12 — Trade and Other Receivables

Accounting Policies

Trade receivables that do not contain a significant financing component are initially recognized at the transaction price determined in accordance with the accounting policies for revenue (see Note 3). Other receivables are initially recognized at fair values plus transaction costs, except for receivables measured at fair value through profit or loss (“FVTPL”), for which transaction costs are expensed as incurred.

On initial recognition, receivables are classified as subsequently measured at amortized cost or at FVTPL based on Opera’s business model and the contractual cash flow characteristics. Receivables held to collect contractual cash flows that represent solely payments of principal and interest are measured at amortized cost. All other receivables are measured at FVTPL, with changes in fair value recognized in finance income or finance expense.

Loss allowances are recognized for receivables measured at amortized cost using the expected credit loss (“ECL”) model. ECLs represent the present value of the difference between contractual cash flows and the cash flows expected to be received, discounted at the original effective interest rate.

Opera applies the simplified approach to trade receivables and recognizes lifetime ECLs at each reporting date. Loss allowances are determined either on an individual basis where specific credit risk information is available, or collectively using a provision matrix based on historical loss experience adjusted for forward-looking information.

Receivables are written off when there is no reasonable expectation of recovery, typically indicated by a failure to make payments for over 180 days and the exhaustion of recovery efforts. Impairment losses and subsequent recoveries are presented as credit loss expense within operating profit.

Receivables are derecognized when the contractual rights cash flows expire or are transferred together with substantially all risks and rewards of ownership. Gains or loss on derecognition are recognized in profit or loss. Contract modifications are assessed to determine whether they result in substantially different cash flows; if so, the original receivables is derecognized and a new receivables is recognized.

Trade Receivables

The table below presents a disaggregation of trade receivables (in thousands):

	As of December 31,
	2024	2025
Trade receivables due from third-party customers	$97,290	$113,180
Trade receivables due from related parties (Note 17)	713	330
Total gross trade receivables	98,003	113,510
Allowance for expected credit losses	(5,180)	(917)
Trade receivables net of loss allowance	$92,823	$112,593

The credit loss allowance was determined as follows (in thousands, except for percentages):

		Past Due
As of December 31, 2024:	Current	<30 Days	30-60 Days	61-90 Days	>90 Days	Total
Weighted-average expected credit loss rate	0.7%	1.7%	2.6%	3.8%	80.8%	5.3%
Gross carrying amount of trade receivables	$85,973	$4,793	$1,334	$387	$5,516	$98,003
Loss allowance as of December 31, 2024	$589	$83	$35	$15	$4,459	$5,180

		Past Due
As of December 31, 2025:	Current	<30 Days	30-60 Days	61-90 Days	>90 Days	Total
Weighted-average expected credit loss rate	0.2%	0.8%	1.5%	1.8%	48.1%	0.8%
Gross carrying amount of trade receivables	$106,219	$4,722	$943	$360	$1,266	$113,510
Loss allowance as of December 31, 2025	$249	$38	$14	$6	$609	$917

The credit loss allowance for trade receivables as of year-end reconciles to the opening loss allowance as follows (in thousands):

	Year Ended December 31,
	2024	2025
Loss allowance as of January 1	$7,677	$5,180
Write-offs	(1,982)	(4,084)
Increase (decrease) in loss allowance	(516)	(179)
Loss allowance as of December 31	$5,180	$917

See Note 15 for information about how Opera manages credit risk.

Other Current Receivables

The table below presents the items of other current receivables (in thousands):

	As of December 31,
	2024	2025
Value added tax	$3,275	$4,553
Other	1,284	2,480
Total other current receivables	$4,560	$7,033

Note 13 — Leases

Accounting Policies

For contracts that are, or contain, a lease, Opera recognizes a lease liability and a right-of-use asset at the lease commencement date, except for short-term leases of 12 months or less and leases of low-value assets, which are expensed on a straight-line over the lease term.

The lease liability is initially measured at the present value of lease payments over the lease term, including fixed payments, variable lease payments that depend on an index or rate, amounts expected to be payable under residual value guarantees, and the exercise price of purchase options and termination penalties when the exercise of such options is reasonably certain.

Lease payments are discounted using Opera’s incremental borrowing rate, determined using a build-up approach based on a risk-free rate adjusted for credit risk and other lease-specific factors, including term, currency, geographic location and collateral.

After commencement, the lease liability is increased for interest accretion and reduced by lease payments made. The lease liability is remeasured upon changes in future lease payments resulting from contract modifications, changes in an index or rate, or reassessments of purchase options.

The right-of-use asset is initially measured at cost, comprising the initial lease liability adjusted for lease payments made at or before commencement, initial direct costs, estimated restoration obligations and lease incentives received. Right-of-use assets are presented within property and equipment according to the nature of the underlying asset and are depreciated on a straight-line basis over the shorter of the lease term and the asset’s estimated useful life (see Note 9). Remeasurements of the lease liability result in corresponding adjustments to the right-of-use asset.

Leases

Opera leases office premises and equipment, including servers and network equipment. Lease terms are negotiated on an individual basis and vary in duration and conditions. Leases generally have fixed terms ranging from six months to seven years, and certain leases include extension and early termination options designed to provide operational flexibility. Most extension and termination options are exercisable by Opera.

The table below presents the amounts of lease liabilities (in thousands):

	As of December 31,
	2024	2025
Non-current lease liabilities	$5,631	$4,544
Current lease liabilities	3,955	3,866
Total lease liabilities	$9,586	$8,410

See Note 15 for a maturity analysis of lease and other financial liabilities.

Set out below are the carrying amounts of right-of-use assets (in thousands):

	As of December 31,
	2024	2025
Office premises	$5,600	$5,498
Equipment	3,894	2,015
Total right-of-use assets	$9,494	$7,513

Additions to right-of-use assets totaled $3.9 million in 2024 and $2.7 million in 2025. See Note 9 for additional details on right-of-use assets.

The Statement of Operations has the following amounts relating to leases (in thousands):

	Year Ended December 31,
	2023	2024	2025
Depreciation expense of right-of-use assets presented as property	$(1,664)	$(1,838)	$(2,029)
Depreciation expense of right-of-use assets presented as equipment	(1,971)	(2,514)	(2,641)
Expense relating to short-term leases (included in other operating expenses)	(1,254)	(1,251)	(1,084)
Interest expense (included in finance expense)	(356)	(518)	(461)
Foreign exchange gain (loss)	(196)	601	(894)
Total lease-related expenses	$(5,441)	$(5,520)	$(7,109)

Total cash outflows for leases were $6.1 million in 2023, $6.5 million in 2024, and $6.4 million in 2025. Payments relating to leases of low-value assets were immaterial.

Security

Certain lease agreements require Opera to provide cash security deposits. As of December 31, 2025, such deposits totaled $1.5 million (2024: $1.3 million). Leased assets may not be used as collateral for borrowing purposes.

Note 14 — Trade and Other Payables, and Other Current Liabilities

Accounting Policies

Trade payables represent obligations to pay for goods or services that have been received and invoiced or otherwise agreed with suppliers. Trade and other payables and other financial liabilities are derecognized when the obligation is settled, canceled or expires. Liabilities settled in cash through electronic payment systems are derecognized on the settlement date.

Provisions are recognized when Opera has a present legal or constructive obligation as a result of a past event, and outflow of resources is probable, and the amount can be reliably estimated. Provisions are measured at the present value of the best estimate of the expenditure required to settle the obligation at the reporting date, discounted using a pre-tax rate reflecting current market assessments of the time value of money and risks specific to the liability.

Disaggregation of Trade and other Payables, and Other Current Liabilities

The table below presents the items of trade and other payables (in thousands):

	As of December 31,
	2024	2025
Trade payables due to third-party suppliers	$72,694	$85,574
Trade and other payables due to related parties (Note 17)	—	120
Value added tax	538	1,196
Payroll tax	2,052	2,630
Total trade and other payables	$75,285	$89,520

The following table shows the items of other current liabilities (in thousands):

	As of December 31,
	2024	2025
Accrued personnel expenses	$13,039	$13,514
Other current liabilities	182	759
Total other current liabilities	$13,222	$14,273

Note 15 — Financial Assets and Financial Liabilities

The following table shows the carrying amounts of financial assets (in thousands):

	As of December 31,
	2024	2025
Financial assets at amortized cost:
Trade receivables (Note 12)	$92,823	$112,593
Other receivables (1)	6,320	8,659
Cash	125,997	154,993
Total financial assets at amortized cost	225,139	276,245
Financial assets at fair value through profit or loss:
OPay investment (Note 11)	258,300	294,600
Stablecoins (2)	801	872
Total financial assets at fair value through profit or loss	259,101	295,472
Total financial assets	$484,240	$571,717

_______________

(1)
Other receivables comprise amounts presented as “Other current receivables,” in the Statement of Financial Position, which are further disaggregated in Note 12, and non-current receivables included within “Other non-current investments and financial assets.”
(2)
Stablecoins comprise holdings of USD Coin (“USDC”) and Tether (“USDT”). USDC was presented as cash equivalents as of December 31, 2024 and 2025, as these holdings are short-term, highly liquid investments that are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value. USDT was presented as cash equivalents as of December 31, 2024 based on the facts and circumstances existing at that reporting date. During 2025, management reassessed the classification of USDT and concluded that, although it remains redeemable for U.S. dollars, it no longer meets all of the criteria for presentation as a cash equivalent. Accordingly, USDT was presented as other current assets as of December 31, 2025.

The following table shows the carrying amounts of financial liabilities, all of which are measured at amortized cost (in thousands):

	As of December 31,
	2024	2025
Lease liabilities (Note 13)	$9,586	$8,410
Trade and other payables (Note 14)	75,285	89,520
Other financial liabilities (1)	13,293	14,283
Total financial liabilities	$98,164	$112,214

_______________

(1)
Other financial liabilities comprise amounts presented in the Statement of Financial Position within “Other current liabilities” (see Note 14) and “Other non-current liabilities.”

Fair Values of Financial Assets and Financial Liabilities

The carrying amounts of trade and other receivables, cash and cash equivalents, trade payables and other current liabilities approximate their fair values due to their short-term nature. Stablecoins classified as financial assets are designed to maintain a one-to-one peg against the U.S. dollar through issuer redemption rights backed by reserve assets. See Note 11 for information on the fair value measurement of shares in OPay.

Financial Risk Management — Overview

Opera is exposed to market, credit, and liquidity risks arising from its financial assets and financial liabilities. These risks are managed through established policies and procedures overseen by the Board of Directors and senior management. Opera does not use derivative financial instruments for hedging purposes.

Market Risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Opera is exposed to interest rate risk, foreign currency risk and price risk.

Interest Rate Risk

Interest rate risk arises from changes in market interest rates affecting the fair value or cash flows of financial instruments. As of December 31, 2025, Opera’s exposure to interest rate risk was immaterial, as financial assets and liabilities other than demand deposits are non-interest-bearing.

Foreign Currency Risk

Foreign currency risk arises from transactions denominated in currencies other than the functional currencies of the Group’s entities. Opera is exposed to transactional foreign currency risk due to differences between the currencies in which revenues, expenses, receivables and payables are denominated. Most revenues are denominated in U.S. dollars and euros, while operating expenses are incurred in these and other currencies, including Norwegian kroner, Chinese renminbi, Polish zlotys, Swedish kronor, British pounds and Singapore dollars. Opera is also exposed to foreign currency risk from balances and funding arrangements between subsidiaries with different functional currencies. The functional currency of Opera’s principal revenue-generating entities is the U.S. dollar.

The sensitivity analysis below shows the impact on income before income taxes of a 5% strengthening of relevant foreign currencies against the U.S. dollar, with all other variables held constant. A corresponding weakening would have an equal and opposite effect. The sensitivity analysis assumes that each currency moves independently (in thousands):

	As of December 31,
Currency	2024	2025
Chinese renminbi	$823	$876
Euro	$(589)	$(388)
Indonesian rupiah	$(137)	$(127)
Kenyan shilling	$(113)	$(109)
Malaysian ringgit	$(41)	$(157)
Nigerian naira	$(182)	$(67)
Norwegian krone	$189	$306
Polish zloty	$256	$397
Singapore dollar	$95	$327
Swedish krona	$170	$231

In addition, Opera is exposed to foreign currency translation risk arising from the translation of the financial statements of subsidiaries whose functional currencies differ from the U.S. dollar, which is Opera’s presentation currency. Changes in exchange rates may affect the reported amounts of assets, liabilities, income and expenses when these financial statements are translated into U.S. dollars. The resulting translation differences are recognized in other comprehensive income and accumulated in equity as part of the foreign currency translation reserve.

Price Risk

Price risk arises from the risk that the fair value or future cash flows of financial instruments will fluctuate due to changes in market prices, whether those changes result from factors specific to the instrument or its issuer, or from factors affecting similar instruments in the market. Opera is exposed to price risk from its investment in OPay, an unlisted entity measured at fair value through profit or loss (see Note 11). The valuation is subject to uncertainty due to the nature and stage of OPay’s business. The investment is monitored regularly by senior management.

Opera is also exposed to price risk from holdings of USDC and USDT, both measured at fair value through profit or loss. These stablecoins are designed to maintain a one-to-one peg to the U.S. dollar and are redeemable for known amounts of cash. However, their ability to maintain the peg depends on the composition, liquidity and valuation of the underlying reserves, as well as the issuers’ redemption and risk management practices. In stressed market conditions, these factors could result in temporary deviations from the U.S. dollar peg. Opera monitors the price risk associated with its stablecoin holdings on an ongoing basis. As of December 31, 2025, the carrying amount of USDC was $0.5 million and the carrying amount of USDT was $0.4 million. Opera also holds other crypto assets, primarily CELO, which are classified as intangible assets (see Note 10). These assets are exposed to significant market price volatility. Management monitors this exposure as part of its overall financial risk management framework and considers market conditions, liquidity and concentration when managing these holdings.

Credit Risk

Credit risk is the risk of financial loss arising from a counterparty’s failure to meet its contractual obligations. Opera’s exposure to credit risk primarily relates to trade and other receivables, cash deposits with financial institutions, and its investment in preferred shares in OPay.

Cash deposits are placed only with financial institutions considered to have high credit quality, resulting in low credit risk exposure. Credit risk on trade receivables is managed through established credit policies, including payment terms generally ranging from 30 to 90 days, and ongoing monitoring of outstanding balances. Information on expected credit losses is disclosed in Note 12.

The investment in preferred shares in OPay (see Note 11) includes redemption rights that may be exercised upon the occurrence of specified events. Credit risk arises if OPay is unable to meet its potential redemption obligations. Based on OPay’s financial position, management considers this contingent credit risk to be low; however, the investment is monitored for credit deterioration.

Liquidity Risk

Liquidity risk is the risk that Opera will be unable to meet its financial obligations as they fall due. Liquidity is managed centrally through a cash pooling process that enables efficient allocation and cash across the Group. Liquidity management considers forecast cash flows, the maturity profile of financial assets and liabilities, and available cash and cash equivalents.

Opera considers its liquidity risk to be low, supported by a strong liquidity position and low leverage. The table below presents the contractual undiscounted cash outflows for Opera’s financial liabilities by maturity (in thousands):

As of December 31, 2024:	In the First Year	In the Second and Third Years	After the Third Year	Total
Lease liabilities	$4,363	$4,657	$1,349	$10,369
Trade and other payables	75,285	—	—	75,285
Other financial liabilities	13,222	—	71	13,293
Total financial liabilities, including interest	$92,869	$4,657	$1,420	$98,946

As of December 31, 2025:	In the First Year	In the Second and Third Years	After the Third Year	Total
Lease liabilities	$4,211	$2,804	$1,995	$9,011
Trade and other payables	89,520	—	—	89,520
Other financial liabilities	14,273	—	10	14,283
Total financial liabilities, including interest	$108,005	$2,804	$2,005	$112,815

Changes in Liabilities Arising from Financing Activities

The table below shows the changes in liabilities arising from financing activities (in thousands):

	Non-current Lease Liabilities	Current Lease Liabilities	Other Current Loans	Total
As of January 1, 2024	$6,776	$3,659	$111	$10,545
Net cash flow	(3,073)	(1,627)	—	(4,699)
New, modified and terminated leases	2,007	1,927	—	3,934
Interest expense	303	216	—	518
Foreign exchange (gain) loss	(382)	(219)	—	(601)
Other changes	—	—	(111)	(111)
As of December 31, 2024	5,631	3,955	—	9,586
Net cash flow	(3,264)	(1,973)	—	(5,237)
New, modified and terminated leases	1,459	1,246	—	2,705
Interest expense	224	237	—	461
Foreign exchange (gain) loss	494	400	—	894
As of December 31, 2025	$4,544	$3,866	$—	$8,410

Note 16 — Capital Management

Opera’s objective in managing capital is to maintain a capital structure that supports its operations, strategic investments and long-term growth while preserving financial flexibility. Management seeks to ensure that the Group can meet its obligations, maintain the confidence of investors and other stakeholders, and provide returns to shareholders, including through recurring dividends and share repurchase programs.

Dividends

In January 2023, the Board of Directors declared a special dividend of $0.80 per share, representing an aggregate distribution of $71.3 million. Of this amount, $59.0 million payable to Kunlun and Keeneyes Future Holding was settled through offsets against receivables due from those shareholders (see Note 17), with the remaining $12.3 million paid in cash.

In June 2023, the Board of Directors adopted a recurring semi-annual dividend program and declared the first semi-annual dividend of $0.40 per share, representing an aggregate distribution of $36.0 million. Since then, Opera has paid semi-annual dividends of $0.40 per share in January and July of 2024 and 2025, totaling $70.4 million in 2024 and $71.2 million in 2025. Portions of dividends payable on the ordinary shares held by Kunlun, amounting to $25.1 million in 2023 and $33.0 million in 2024 were settled through offsets against a receivable due from Kunlun from the sale in 2022 of Opera’s former ownership interest in Star X, which resulted in the receivable being fully settled in July 2024.

The table below summarizes dividends paid (in thousands except per share amounts):

Payment Date	Type	Per Share	Total Dividends	Offset Against Receivables	Paid in Cash
February 9, 2023	Special	$0.80	$71,256	$58,983	$12,273
July 12, 2023	Recurring	$0.40	$35,965	$25,133	$10,832
Total dividends paid in 2023		$1.20	$107,222	$84,116	$23,105
January 9, 2024	Recurring	$0.40	$35,007	$25,133	$9,874
July 15, 2024	Recurring	$0.40	$35,391	$7,829	$27,561
Total dividends paid in 2024		$0.80	$70,398	$32,962	$37,435
January 13, 2025	Recurring	$0.40	$35,395	$—	$35,395
July 15, 2025	Recurring	$0.40	$35,772	$—	$35,772
Total dividends paid in 2025		$0.80	$71,167	$—	$71,167

In December 2025, the Board of Directors declared a semi-annual dividend of $0.40 per share under the recurring dividend program to shareholders of record on January 7, 2026. Because the Board of Directors had the ability to cancel the dividend up until the record date, the dividend did not represent a liability as of December 31, 2025.

The Company intends to continue paying semi-annual dividends; however, the declaration, timing and amount of any future dividends remain subject to Board approval and will depend on the Company’s financial condition, results of operations, capital requirements, contractual restrictions and other relevant factors.

Share Repurchases

In January 2022, the Board of Directors approved a share repurchase program authorizing the repurchase of up to $50 million of the Company’s ADSs by March 2024. The program commenced in February 2022 and was completed in November 2023, at which point in time the Company had repurchased an aggregate 6,119,841 ADSs for a total spend of $50 million.

Including the ADS repurchase programs completed in 2019 and 2021, as well as a repurchase of ordinary shares from a pre-IPO shareholder in 2022, the Company has repurchased a total of 36,971,296 shares for an aggregate spend of $239.0 million since its initial public offering in 2018. As of December 31, 2025, the Company held 1,600,107 ADSs in treasury. Treasury shares are recognized at cost and deducted from equity. No gain or loss is recognized in the Statement of Operations on the purchase, sale, reissue, or cancellation of the Company’s own equity instruments. For information regarding a new $300 million share repurchase program authorized subsequent to the reporting period, see Note 18.

The following table summarizes total capital returned to shareholders in the Company through share repurchases and dividends during 2023, 2024 and 2025 (in thousands, except number of shares and per share amounts):

	Share Repurchases			Dividends
Year Ended December 31,	Number of Shares	Average Price Paid per Share	Amount	Per Share	Amount	Total Capital Returns
2023	2,765,346	$11.82	$32,695	$1.20	$107,222	$139,917
2024	—	$—	$—	$0.80	$70,398	$70,398
2025	—	$—	$—	$0.80	$71,167	$71,167

Marketable Securities

In early 2023, following the sale of the majority of the securities portfolio to Kunlun and Keeneyes Future Holding (see Note 17), and the subsequent sale of the remaining securities in market transactions, Opera terminated its program under which up to $70 million had been allocated to investments in marketable securities. The program generated a net gain of $3.2 million prior to its termination in 2023, recognized in finance income, and a cumulative net gain of $34.2 million since its inception in 2018.

Note 17 — Related Parties

Set out in the table below are the related parties with which Opera had transactions or outstanding balances in the periods included in these consolidated financial statements:

Related parties	Nature of related party relationship
Keeneyes Future Holding Inc.	Entity controlled by Opera’s executive chairman.
Kunlun Tech Co., Ltd., and its subsidiaries (“Kunlun”)	Kunlun Tech Co., Ltd. is the ultimate parent of Opera and is controlled by Opera’s executive chairman.
nHorizon Infinite (Beijing) Software Ltd. (“nHorizon Infinite”)	Entity over which Opera had joint control.
OPay Ltd., and its subsidiaries (“OPay”)	Opera’s executive chairman has significant influence over OPay and he is a member of its key management personnel.
Verda Venture, LLC, Series 4 (“MiniPay Fund”)	Entity over which Opera has significant influence.

Transactions with Related Parties

In January 2023, Opera sold marketable securities to Kunlun and Keeneyes Future Holding for $51.2 million and $7.8 million, respectively. The securities had been acquired under a program that was terminated after the sale (see Note 16). The transaction price was based on the daily average closing price over the 15 trading days preceding the sale date. The resulting receivables were settled through offsets against dividends payable to Kunlun and Keeneyes Future Holding following the special dividend declared in the same month (see Note 16).

In January 2023, Opera entered into a strategic cooperation agreement with nHorizon Infinite under which nHorizon Infinite sources advertising inventory from supply-side platforms and publishers for resale by Opera to its customers. Under the agreement, nHorizon Infinite is entitled to 30% of the net revenue generated from such sales. At the time the agreement was entered into, nHorizon Infinite was classified as a joint venture, but later in 2023, the arrangement establishing joint control was terminated. The related party transactions table below includes income and expenses from transactions with nHorizon Infinite only for the period during which it was classified as a joint venture.

In May 2024, Opera entered into an agreement with Kunlun under which Opera provides on-demand cloud computing resources, subject to available excess capacity, in exchange for fixed monthly fees per server instance. Revenue recognized under this arrangement was $0.7 million in 2024 and $1.5 million in 2025.

In July 2024, Opera entered into subscription and capital commitment agreements with the MiniPay Fund, a venture fund managed by Verda Ventures (see Note 11). The investment is accounted as an associate under the equity method, as Opera has significant influence over the fund. During 2024 and 2025, Opera made capital contributions of $1.25 million and $2.5 million, respectively, and had remaining capital commitments of $6.25 million as of December 31, 2025.

Kunlun has granted share options under its share incentive plan to certain Opera employees in respect of services provided to Opera. Opera has no obligation to settle the awards, and the awards do not result in dilution of Opera’s shareholders, as they are settled in Kunlun shares. Opera recognizes the fair value of the awards as a share-based compensation expense over the vesting period, with a corresponding increase in equity, reflecting an equity contribution from Kunlun. See Note 4 for additional details of Kunlun’s share incentive plan.

Opera purchases various services from Kunlun in the ordinary course of business, including a lease of office premises in Beijing, China, and engineering services. In addition, certain costs incurred by Opera as a subsidiary of Kunlun are reimbursed by Kunlun.

The following table summarizes the amounts of transactions with related parties by type of transaction (in thousands):

	Year Ended December 31,
	2023	2024	2025
Keeneyes Future Holding:
Sale of marketable securities	$7,800	$—	$—
Kunlun:
Sale of goods and services	$926	$744	$1,830
Purchases of goods and services	$(1,361)	$(615)	$(482)
Share-based compensation	$(6,450)	$(2,872)	$(2,797)
Interest income on Star X receivable	$1,556	$165	$—
Sale of marketable securities	$51,208	$—	$—
nHorizon Infinite:
Sale of goods and services	$42	$—	$—
Purchases of goods and services	$(2,448)	$—	$—
MiniPay Fund:
Investment in units	$—	$1,250	$2,500

See Note 4 for details of key management personnel compensation.

Balances with Related Parties

The table below shows outstanding balances with related parties (in thousands):

	As of December 31, 2024		As of December 31, 2025
	Receivables	Payables	Receivables	Payables
Kunlun	$233	$24	$330	$120
OPay	479	—	—	—
Total	$713	$24	$330	$120

Loss allowances on related-party receivables were less than $0.1 million as of December 31, 2025 (2024: $0.1 million).

Note 18 — Events After the Reporting Period

In connection with the dividend of $0.40 per share paid on January 14, 2026 to shareholders of record as of January 7, 2026, all unexercised RSUs as of the record date were adjusted for the dividend, resulting in the issuance of an additional 61,376 RSUs. In February 2026, Opera granted an aggregate of 2,374,650 RSUs to employees and its independent directors, which vest over the 2026-2029 period, with a grant-date fair value of $12.34 per RSU. In addition, on March 4, 2026, Opera transferred 1,045,522 ADSs to employees upon the exercise of awards under Opera’s share incentive plan.

On February 26, 2026, the Company’s Board of Directors authorized a discretionary share repurchase program of up to $300 million over a two-year period. Under the program, the Company will repurchase ADSs from the public market and ordinary shares from Kunlun, its majority shareholder, on a pro rata basis and at the volume-weighted average price paid to public investors in each quarterly period. The repurchase program does not obligate the Company to acquire any specific number of shares and may be modified or suspended by the Board at any time. Based on total shares outstanding of 90,693,578 prior to commencing share repurchases and 229,856 ADSs repurchased from the public market at an average price of $15.21 through the initial determination date of March 15, 2026, the Company repurchased 485,874 ordinary shares from Kunlun for an aggregate consideration of $7.4 million. In total, this represents 715,730 shares repurchased for the period from the opening of the trading window on March 2, 2026, through the initial determination date of March 15, 2026 for a total consideration of $10.9 million. Subsequently, through March 25, 2026, the Company repurchased an incremental 97,335 ADSs from the public market for $1.4 million. These and any further public market repurchases will be included in the determination of the next pro rata Kunlun repurchase as of the June 15, 2026 determination date.